June 23, 2026

Division of Trading and Markets
Office of Market Supervision
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

RE: MIAX PEARL, LLC ("PEARL")
Amendment 2026-12 to Form 1 Application

Dear Sir/Madam:

Enclosed for official filing pursuant to Rule 6a-2(b) is Amendment 2026-12 to the Form 1 Application of PEARL, which includes the following:

Exhibits D, I, K, M & N – Annual filing pursuant to Rule 6a-2(b)

Please do not hesitate to contact me if you have any questions in connection with this matter.

Sincerely,

Barbara J. Comly

Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Enclosure
cc: Marlene Olsen

Form 1 Page 1 Execution Page	**UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY): 06/23/26	OFFICIAL USE ONLY

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: MIAX PEARL, LLC

2. Provide the applicant's primary street address: 7 Roszel Road, Suite 1A, Princeton, NJ 08540

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:
   Telephone: 609-897-7300; Facsimile: 609-987-2210

26000275

5. Provide the name, title and telephone number of a contact employee:
   Barbara J. Comly, EVP, General Counsel & Corporate Secretary
   609-897-7315

6. Provide the name and address of counsel for the applicant:
   Barbara J. Comly, EVP, General Counsel & Corporate Secretary
   MIAX PEARL, LLC
   7 Roszel Road, Suite 1A
   Princeton, NJ 08540

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership
   ☒ Limited Liability Company ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 02/11/16 (b) State/Country of formation: Delaware

(c) Statute under which applicant was organized: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.)

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

MIAX PEARL, LLC

Date: June 23, 2026

By: [signature]
Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Subscribed and sworn before me this 23rd day of June, 2026.

[signature]
Jane Post
Notary Public of the State of New Jersey
Commission Number 2067735
My Commission Expires October 27, 2029

**This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.**

EXHIBIT D

<u>Exhibit Request</u>:

For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect, with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

<u>Response</u>:

1. Audited unconsolidated financial statements of Miami International Securities Exchange, LLC as of December 31, 2025 are attached.

2. Audited unconsolidated financial statements of MIAX Emerald, LLC as of December 31, 2025 are attached.

3. Audited unconsolidated financial statements of MIAX Sapphire, LLC as of December 31, 2025 are attached.

4. Unaudited unconsolidated financial statements of Dorman Trading, LLC as of December 31, 2025 are attached.

5. Unaudited unconsolidated financial statements of The Bermuda Stock Exchange as of December 31, 2025 are attached.

6. Unaudited unconsolidated financial statements of LedgerX LLC d/b/a MIAX Derivatives Exchange as of December 31, 2025 are attached.

7. Unaudited unconsolidated financial statements of MIAX Futures Exchange, LLC as of December 31, 2025 are attached.

8. Unaudited unconsolidated financial statements of M 402 Holdings, LLC as of December 31, 2025 are attached. (Balance sheet provided; no profit & loss statement as no income or expenses as of December 31, 2025.)

9. Unaudited unconsolidated financial statements of M 7 Holdings, LLC as of December 31, 2025 are attached. (Balance sheet provided; no profit & loss statement as no income or expenses as of December 31, 2025.)

10. Unaudited unconsolidated financial statements of Miami International Technologies, LLC as of December 31, 2025 are attached.

11. Unaudited unconsolidated financial statements MIH East Holdings, Limited as of December 31, 2025. (Profit & loss statement provided as of December 31, 2025; no balance sheet as no assets or liabilities as of December 31, 2025.)

12. Unaudited unconsolidated financial statements of MGEX Real Estate Holdings, LLC as of December 31, 2025 are attached.

13. Unaudited unconsolidated financial statements of M 9 Holdings, LLC as of December 31, 2025 are attached.

14. Unaudited unconsolidated financial statements of MIAX Global Derivatives, LLC as of December 31, 2025 are attached. (Balance sheet provided; no profit & loss statement as no income or expenses as of December 31, 2025.)

15. Unaudited unconsolidated financial statements of Miami International Holdings, Inc. as of December 31, 2025 are attached.

16. Unaudited unconsolidated financial statements of The International Stock Exchange Authority Limited as of December 31, 2025 are attached.

17. Unaudited unconsolidated financial statements of The International Stock Exchange Group Limited as of December 31, 2025 are attached.

18. Unaudited unconsolidated financial statements of MIAX Global, LLC as of December 31, 2025 are attached. (Balance sheet provided; no profit & loss statement as no income or expenses as of December 31, 2025.)

19. MIAX Products, LLC, M 8 Holdings, LLC and BSD Nominee Limited were not active as of December 31, 2025 and financial statements are not available for these companies.

EXHIBIT I

Exhibit Request:

For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant. If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

Response:

Audited unconsolidated financial statements for MIAX PEARL, LLC as of December 31, 2025 are attached. MIAX PEARL, LLC has no consolidated subsidiaries.

EXHIBIT K

<u>Exhibit Request</u>:

This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange. If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant. If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital. For each of the persons listed in the Exhibit K, please provide the following:

1. **Full legal name;**
2. **Title or Status;**
3. **Date title or status was acquired;**
4. **Approximate ownership interest; and**
5. **Whether the person has control, a term that is defined in the instructions to this Form.**

<u>Response</u>:

Miami International Holdings, Inc. owns 100% of MIAX PEARL, LLC. Miami International Holdings, Inc. exercises "control" over the Exchange, as that term is defined in the Form 1 instructions. MIAX PEARL, LLC became a wholly-owned subsidiary of Miami International Holdings, Inc. on March 7, 2016.

EXHIBIT M

<u>Exhibit Request</u>:

Provide an alphabetical list of all members, subscribers or other users, including the following information:

1. **Name;**

2. **Date of election to membership or acceptance as a member, subscriber or other user;**

3. **Principal business address and telephone number;**

4. **If member, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner, officer, director, employee, etc.);**

5. **Describe the type of activities primarily engaged in by the member, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of participants, subscribers, or other users in each; and**

6. **The class of membership, participation or subscription or other access.**

<u>Response</u>:

1. **MIAX Pearl Options.** Attached is a list of the members of the MIAX Pearl Options Exchange dated as of June 5, 2026, including the information set forth in items 1-6 above.

2. **MIAX Pearl Equities.** Attached is a list of the members of the MIAX Pearl Equities Exchange dated as of June 5, 2026, including the information set forth in items 1-6 above.

EXHIBIT N

Exhibit Request:

Provide a schedule for each of the following:

1. **The securities listed in the exchange, indicating for each the name of the issuer and a description of the security;**

2. **The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security;**

3. **The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g. Rule 12a-6); and**

4. **Other securities traded on the exchange, including for each the name of the issuer and a description of the security.**

Response:

1. A. **MIAX Pearl Options.** Attached is a list of the securities listed on the MIAX Pearl Options Exchange as of June 4, 2026, indicating for each the name of the issuer and a description of the security.

   B. **MIAX Pearl Equities.** Attached is a list of the securities listed on the MIAX Pearl Equities Exchange as of June 4, 2026, indicating for each the name of the issuer and a description of the security.

2. None.

3. None.

4. None.

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

Financial Statements

As of and for the year ended December 31, 2025

(with Independent Auditors' Report Thereon)

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

TABLE OF CONTENTS

KPMG LLP
Two Manhattan West
375 9th Avenue, 17th Floor
New York, NY 10001

Independent Auditors' Report

To the Member and Board of Directors of
Miami International Securities Exchange, LLC:

Opinion

We have audited the financial statements of Miami International Securities Exchange, LLC (the Company), which comprise the statement of financial condition as of December 31, 2025, and the related statements of income and changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

KPMG

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

KPMG LLP

New York, New York
June 5, 2026

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

Statement of Financial Condition

December 31, 2025 (dollars in thousands)

Assets		
Current assets:		
Cash and cash equivalents	$	2,690
Accounts receivable		21,030
Marketing fees receivable		11,666
Other current assets		800
Total current assets		36,186
Notes receivable, net		11,311
Due from Miami International Holdings, Inc.		142,055
Other assets		1,000
Total assets	$	190,552
Liabilities and Member's Equity		
Current liabilities:		
Accounts payable and other liabilities	$	8,802
Marketing fees payable		11,692
Deferred transaction revenue		103
Total current liabilities		20,597
Commitments and contingencies (Note 6)		
Member's equity		169,955
Total liabilities and member's equity	$	190,552

See accompanying notes to financial statements.

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC
Statement of Income and Changes in Member's Equity
Year Ended December 31, 2025 (dollars in thousands)

Revenues:		
Transaction fees	$	279,407
Access fees		28,287
Market data fees		12,009
Other revenue		317
Total revenues		320,020
Cost of revenues:		
Liquidity payments		169,881
Brokerage and exchange fees		2,288
Section 31 fees		10,049
Total cost of revenues		182,218
Revenues less cost of revenues		137,802
Operating expenses:		
Compensation and benefits		21,129
Information technology and communication costs		7,298
Occupancy costs		998
Professional fees and outside services		5,142
Marketing and business development		116
General, administrative, and other		2,744
Total operating expenses		37,427
Operating income		100,375
Non-operating income:		
Interest income		535
Net income	$	100,910
Member's equity at beginning of year	$	69,045
Net income		100,910
Member's equity at end of year	$	169,955

See accompanying notes to financial statements.

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC
Statement of Cash Flows
Year Ended December 31, 2025 (dollars in thousands)

Cash flow from operating activities:		
Net income	$	100,910
Changes in operating assets and liabilities:		
Accounts receivable		2,902
Marketing fees receivable		(3,537)
Notes receivable		4,914
Other current assets		(419)
Accounts payable and other liabilities		(6,476)
Marketing fees payable		3,519
Deferred transaction revenue		53
Net cash provided by operating activities		101,866
Cash flow from investing activities:		
Due from Miami International Holdings, Inc.		(105,326)
Net cash used in investing activities		(105,326)
Decrease in cash and cash equivalents		(3,460)
Cash and cash equivalents at beginning of year		6,150
Cash and cash equivalents at end of year	$	2,690
Supplemental disclosure of cash flow information:		
Cash paid for taxes	$	-
Cash paid for interest	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Miami International Securities Exchange, LLC ("MIAX Options" or the "Company") is a wholly owned subsidiary of Miami International Holdings, Inc. (the "Parent" or "MIH") and provides a marketplace for the trading of options products for its exchange members.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent and other affiliated subsidiaries of the Parent to the Company as disclosed. See Note 5 - Related Party Transactions for more information on related party transactions.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company's operations are funded by its Parent through a centralized treasury function. Cash and cash equivalents include cash and amounts due from banks and interest-bearing bank balances. The Company places its cash and cash equivalents with financial institutions and at times, cash held in bank accounts may exceed the Federal Deposit Insurance Corporation insurance limit. The Company monitors its risk of loss associated with such balances and deems the risk of loss to be remote. The carrying values of the Company's cash and cash equivalents approximates fair value. The Company did not have any restricted cash as of December 31, 2025.

Accounts Receivable

Accounts receivable are concentrated with the Company's member firms and market data distributors and are primarily collected through the Options Clearing Corporation ("OCC"). Transaction fees are netted against the liquidity payments for each member firm and the balance owed from a member firm is recognized as accounts receivable, net if the amount is to be received and as accounts payable and other liabilities if the amount is owed to the member firm. Management evaluates the Company's accounts receivables periodically and determines an appropriate allowance for uncollectible accounts receivable using an aging schedule. The aging schedule applies loss rates based on historical loss information and as deemed necessary, is adjusted for the difference in the nature of the receivables that exist at the reporting date from the historical period. In circumstances where a specific member firm's inability to meet its financial obligations is probable, the Company records a provision for uncollectible accounts against the member firm's receivable. Due to the short-term nature of the accounts receivable, changes in future economic conditions are not expected to have a significant impact on the expected credit losses.

Due from Miami International Holdings, Inc.

The Parent or the Parent's other wholly owned subsidiaries may incur certain expenditures on behalf of the Company or receive cash from the Company generated from its operations. Expenses incurred and cash provided by the Company are settled on its behalf by the Parent or the Parent's other wholly owned subsidiaries and allocated through intercompany charges and are net settled with the Parent resulting in either due to or due from Miami International Holdings, Inc. on the statement of financial condition. See Note 5 - Related Party Transactions for more information on related party transactions.

Management has determined that substantially all costs, other than direct financing and other financing related costs, for the build out of a marketplace for the trading of options, are primarily attributable to the Company and its affiliates including MIAX Emerald, LLC ("MIAX Emerald"), MIAX Pearl, LLC ("MIAX Pearl") and MIAX Sapphire, LLC ("MIAX Sapphire"). The Company's allocated portion of cost is included in the accompanying statement of income and changes in member's equity. The Company considers changes in Due from Miami International Holdings, Inc., to be investing activity for purposes of the statement of cash flows.

Revenue Recognition

The Company generates revenues by assessing fees to its member firms for the services it renders, which include providing access to its exchanges, enabling transaction-based trading on its exchanges, and providing access to various market data. Revenue for the Company's services is recognized as control of the services are transferred to the customer. The amount recognized is the amount that reflects the consideration the Company expects to be entitled to in exchange for its services.

The Company determines the transaction price at the outset of the arrangement based on the contractual and payment terms associated with the transaction. The typical term for the Company's contracts with customers ranges from the time it takes to complete a single transaction to one month, depending on the service being provided. Customers are usually billed each month in arrears with standard payment terms, although the Company does occasionally bill customers in advance. Fees associated with each contract are fixed within the month in which the service is provided.

The Company assesses the services promised in the contracts with customers and identifies a performance obligation for each promise to transfer to the customer a service that is distinct—i.e., if such service is separately identifiable and if a customer can benefit from it on its own or with other resources that are readily available to the customer.

Transaction fees: Transaction fees represent fees the Company charges to its exchange member firms, as customers, for the performance obligation of executing a trade on the Company's exchange. These fees can be variable based on trade volume tiered discounts; however, as all tiered discounts are calculated monthly, the actual discount is recorded on a monthly basis in accordance with the Company's published fee schedules. Transaction fees are recorded as transactions occur on a trade-date basis.

Tiered discounts are offered to customers based on the amount of trades that are executed on the Company's exchange. As these are volume driven, they reduce the transaction price and are recorded net in transaction fees on the statement of income and changes in member's equity. Liquidity payments paid for certain customer transactions are accounted for as consideration payable to a customer and are recorded separately as liquidity payments, which are classified within cost of revenues in the statement of income and changes in member's equity.

Transaction fees also result in regulatory fees. Regulatory fees include the options regulatory fee ("ORF") and Section 31 fees. ORF is in place to fund the Company's regulatory oversight function of the exchange marketplace and is determined based on the number of customer contracts and cannot be used for non-regulatory purposes. Section 31 fees are transaction fees charged by the SEC to the exchanges. The Section 31 fees charged to customers are based on the fee set by the SEC per notional value of transactions executed on the Company's securities markets and are calculated and billed monthly. The Section 31 fee collected by the Company is ultimately payable to the

SEC, and is therefore classified within cost of revenues in the statement of income and changes in member's equity. Beginning on May 14, 2025, the rate was reduced from $27.80 per million for covered sales to a rate of $0.00 per million. This reduction was a temporary adjustment with the fee reverting to a new rate once legislation for fiscal year 2026 appropriation was enacted. On February 27, 2026, the SEC announced that starting on April 4, 2026, the new fee rates would be set at $20.60 per million for covered sales.

Access fees: Access fees include fees assessed for allowing customers, which include exchange member firms and non-member firms, to connect their networks to the Company's exchange or to an external exchange for a specified period of time. Fees for these services are assessed to customers for the opportunity to trade as member firms, or in the case of non-member firms to provide these services to member firms, and use other related functions of the exchange. Access fees are billed monthly in accordance with the published fee schedules and recognized during the period the service is provided which is generally one month.

Market data fees: Market data fees include making market data available to customers either through direct subscriptions or through the Company's participation in the Options Price Reporting Authority ("OPRA") tape plan. Market data revenue includes distributions from OPRA, which is distributed based upon each individual exchange's market share of U.S. volume, trades, and/or quotes. Market data revenue also includes market data revenue earned from the sale of proprietary market data directly to the customer on a subscription basis. Market data revenue is recognized in the period the data is provided.

Consideration payable to a customer: As discussed in the transaction fees section above, liquidity payments are accounted for as consideration payable to a customer and are recorded separately as liquidity payments within cost of revenues in the statement of income and changes in member's equity in the period in which the payment is earned by the customer and the payment is provided.

Concentration of revenue: For the year ended December 31, 2025, four customers each accounted for at least 10% of the Company's total revenue and, in the aggregate, represented 60% of total revenue. No customer is contractually or otherwise obligated to continue to use the Company's services. The loss of, or a significant reduction of, participation by these customers may have a material adverse effect on the Company's business, financial position, results of operations and cash flows.

Deferred transaction revenue: Deferred transaction revenue consists of prepaid transaction and non-transaction fees which are recognized as revenue when earned.

Income Taxes

The Company is a disregarded entity for income tax purposes. Under ASU 2019-12 Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, disregarded entities are not required to report income tax in their separate financial statements. The Company may elect to allocate current and deferred tax expense from its consolidated parent entity in its separate financial statements, as long as the legal entity is not subject to tax and is disregarded by the taxing authority. The Company has not made such an election.

Segment Information

The Company is engaged in a single line of business operating an options exchange in the United States which is a national securities exchange regulated by the SEC. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"). The CODM primarily uses net revenues (revenues less cost of revenues) and operating income included in the statement of income and changes in member's equity to evaluate the results of the business and manage the Company. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The significant expenses of the segment are reported on the statement of income and changes in member's equity. The accounting policies used to measure the financial results of the segment are the same as the significant accounting policies described herein.

Recent Accounting Pronouncements

Recent Accounting Pronouncements – Adopted

The Company did not adopt any new accounting pronouncements during the year ended December 31, 2025 that had a material impact on its financial statements.

Recent Accounting Pronouncements - Not yet Adopted

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures. ASU 2024-03 amends ASC 220, Comprehensive Income to expand income statement expense disclosures and require disclosure in the notes to the financial statements of specified information about certain costs and expenses. ASU 2024-03 is required to be adopted for fiscal years commencing after December 15, 2026 with early adoption permitted. The Company expects to adopt the update for the annual financial statements issued for the year ending December 31, 2027 and is currently evaluating the impact of adopting the standard on the financial statements.

In December 2025, the FASB issued ASU 2025-12, Codification Improvements which makes improvements to the Accounting Standards Codification ("ASC") for a broad range of Topics arising from technical corrections, unintended application of the Codification, clarifications, and other minor improvements. This update is effective for annual reporting periods beginning after December 15, 2026. The Company is currently evaluating the impact of adopting this standard on the financial statements.

3. NOTES RECEIVABLE, NET

The notes receivable relates to the Consolidated Audit Trail ("CAT"), which involves the creation of an audit trail to enhance regulators' ability to monitor trading activities in the U.S. markets through a phased implementation. The funding for the development and operation of the CAT was provided by the Self-Regulatory Organizations ("SROs"), which include the Company's exchange and by broker-dealers in exchange for promissory notes, a portion of which are expected to be repaid by Consolidated Audit Trail, LLC ("CAT LLC").

In 2016, the SEC approved a plan to establish CAT to improve regulators' ability to monitor trading activity. The Company's exchange is a participant in the CAT NMS Plan, which governs the collection, consolidation, and retention of all information reported to CAT pursuant to Securities Exchange Act of 1934, as amended (the "Exchange Act") Rule 613 for securities listed on the Company's exchange. In 2018, the first phase of CAT went live and required SRO participants to begin reporting to the CAT. The SRO participants jointly own a limited liability company, CAT LLC, which conducts the activities of the CAT. Implementation and operation of the CAT has resulted in significant expenditures by the Company's exchange.

On September 6, 2023, the SEC approved a revised funding model ("2023 Funding Order"), called the "Executed Share Model," for the SRO participants and the industry to share CAT costs. The Executed Share Model established a framework that SRO plan participants may use to recover the costs to create, develop, and maintain the CAT, as well as a method for allocating CAT costs among the SRO participants and the industry. Prior to the effectiveness of the Executed Share Model, funding was provided solely by the SROs, partly in exchange for promissory notes.

Under the Executed Share Model, the SRO participants were able to submit filings pursuant to Section 19(b) of the Exchange Act to impose fees on the industry members. Details of the fees, including the budgeted prospective CAT costs and certain of the costs previously covered entirely by the SRO participants, were required to be provided in those Section 19(b) filings. On October 17, 2023, the 2023 Funding Order was challenged in the 11th Circuit U.S. Court of Appeals ("11th Circuit").

In August 2024, the SRO participants submitted filings with the SEC to recoup certain historical CAT costs incurred prior to January 1, 2022, and prospective CAT costs from July 26, 2024, through December 31, 2024. In December

2024, the SROs submitted filings with the SEC to recoup certain prospective CAT costs from January 1, 2025, through June 30, 2025. In June 2025, the SROs submitted filings with the SEC to recoup certain prospective CAT costs from July 1, 2025, through December 31, 2025. On July 25, 2025, the 11th Circuit issued an opinion that the Executed Share Model is arbitrary and in violation of the Administrative Procedures Act. The 11th Circuit thus vacated the 2023 Funding Order, stayed the decision for sixty days after issuance of the mandate, and remanded the matter to the SEC for further proceedings consistent with their opinion.

On September 5, 2025, CAT LLC filed with the SEC a proposed amendment to implement a revised funding model (the "Amendment"). On November 21, 2025, the SEC issued an order instituting proceedings to determine whether to approve or disapprove the Amendment. On March 16, 2026, the SEC approved the proposed revised funding model addressing the 11th Circuit's concerns and limited the funding model's operation to two years while the SEC conducts a comprehensive review of the CAT. The SEC's approval order also requires that historical costs must be recouped over a period of two to five years. That means historical costs cannot be fully recouped if the collection period is shortened beyond the approval order's two-year limitation. On April 1, 2026, CAT LLC issued fee alerts announcing its intent to establish CAT fees consistent with the SEC's approval order; these fees will apply to May 2026 trading activity, with bills due in July 2026. In late April 2026, the Company's exchanges filed proposals with the SEC to adopt fees consistent with the SEC's approval order and the fee alerts issued by CAT LLC. These fee proposals were effective May 1, 2026.

On March 25, 2026, petitioners American Securities Association and Citadel Securities LLC filed a new petition for review in the 11th Circuit of the SEC's approval of the CAT's revised funding model. If the new petition is successful, the Company's exchange could be required to stop charging both historical and prospective CAT fees. As a result, the SROs, including the Company's exchange, may continue to incur significant costs and not be reimbursed for prospective and historical CAT costs.

On September 30, 2025, the SEC issued an order allowing the SRO participants to reduce CAT operating costs while retaining the CAT's core regulatory functionality. On December 18, 2025, CAT LLC filed with the SEC a proposed amendment to further reduce CAT operating costs. On March 27, 2026, the SEC approved this proposed amendment.

On April 16, 2024, certain plaintiffs petitioned the United States District Court for the Western District of Texas Waco Division to completely shut down CAT based on constitutional grounds ("Waco Case"). The Waco Case was stayed until January 15, 2026. On January 15, 2026, certain of the defendants motioned the court to continue the stay until July 2026, which plaintiffs oppose. The Waco Case is still pending, and may result in the CAT SRO participants being unable to recoup any CAT costs, as well as incurring additional costs related to CAT.

The following table presents the change in the notes receivable, net of allowance for the notes receivable for the year ended December 31, 2025 (in thousands):

Balance at January 1, 2025	$	16,225
Notes issued, net of allowance for credit losses		-
Repayments		(4,914)
Balance at December 31, 2025	$	11,311

The allowance for notes receivable associated with CAT is calculated primarily based on the structure of the notes and potential outcomes under the CAT funding model.

The following represents the change in allowance for notes receivable for the year ended December 31, 2025 (in thousands):

Balance at January 1, 2025	$	8,280
Provision for uncollectible amount		-
Write-offs charged against allowance		-
Recoveries collected		-
Balance at December 31, 2025	$	8,280

4. ACCOUNTS PAYABLE AND OTHER LIABILITIES

The following table presents the components of accounts payable and other liabilities as at December 31, 2025 (in thousands):

Liquidity payments payable	$	7,250
Accounts payable and other		1,552
Accounts payable and other liabilities	$	8,802

5. RELATED PARTY TRANSACTIONS

The Company utilizes assets and incurs certain liabilities that are held at the Parent level. Substantially all expenses of the Company are settled by the Parent and are charged to the Company, at cost, through intercompany charges. Similar results may not be achievable on an arm's length basis.

The following table presents the Company's allocation of expenses from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2025 (in thousands):

Compensation and benefits	$	21,129
Information technology and communication costs		7,298
Occupancy costs		998
Professional fees and outside services		3,050
Marketing and business development		116
General, administrative, and other		1,090
Total operating expenses	$	33,681

6. COMMITMENTS AND CONTINGENCIES

Claims and Litigation

Nasdaq

On September 1, 2017, Nasdaq, Inc. ("Nasdaq") together with its subsidiaries Nasdaq ISE, LLC and FTEN, Inc., filed an action against Miami International Holdings, Inc., Miami International Securities Exchange, LLC, MIAX Pearl, LLC and Miami International Technologies, LLC in the U.S. District Court for the District of New Jersey (the "Court") alleging infringement of seven patents and trade secret misappropriation relating to electronic trading technology and platforms. MIH subsequently filed seven petitions before the Patent Trial and Appeal Board ("PTAB") at the United States Patent and Trademark Office ("USPTO") challenging the validity of the asserted patents. The Court proceeding was stayed in December 2018, pending resolution of the PTAB proceedings. The

Court dismissed with prejudice one of the asserted patents from the Court action, and MIH withdrew its petition at the PTAB. All claims asserted by Nasdaq against MIH under the remaining six patents at issue were invalidated by the PTAB in 2019 (the "PTAB Final Written Decisions"). On June 7, 2022, the USPTO Director denied Nasdaq's request for Director review of the PTAB Final Written Decisions.

On August 31, 2021, MIH filed an Answer and Counterclaims in the Court (the "MIH's Answer"). MIH's Answer included denials of infringement and trade secret misappropriation and counterclaims by MIH, including claims for antitrust violations, patent misuse, sham litigation, and fraud on the USPTO in procuring the asserted patents. MIH is seeking attorneys' fees and costs and such other relief as the Court may find to be just and proper. On June 21, 2022, Nasdaq waived its right to appeal the PTAB's Final Written Decisions, Nasdaq's patent infringement claims were dismissed with prejudice, and the stay in the Court matter was lifted. MIH filed an Amended Answer and Counterclaims on August 5, 2022. The Amended Counterclaims added claims of fraud on the patent office and Lanham Act violations. On July 25, 2023, the Court denied a motion by MIH to dismiss Nasdaq's remaining trade secret claims and also denied a motion by Nasdaq to dismiss MIH's counterclaims. The Court granted Nasdaq's motion to stay and bifurcate MIH's counterclaims.

The parties each filed motions for summary judgment and motions to exclude certain expert witnesses. On September 29, 2025, the Court denied Nasdaq's and MIH's respective motions for summary judgment, as well as the parties' motions to exclude certain experts. The Court granted Nasdaq's motion to bifurcate MIH's equitable defenses. Subsequently, the Court directed the parties to re-initiate discovery on MIH's counterclaims. The Court further indicated that it intends to preside over one trial with two phases, the first phase addressing Nasdaq's trade secret claims, followed by a second phase in which MIH would present its counterclaims. MIH intends to continue defending its interest in this matter vigorously.

General

As a self-regulatory organization under the jurisdiction of the SEC, the Company is subject to routine reviews and inspections by the SEC. Management does not believe that the outcome of any of these reviews or inspections will have a material impact on the statement of financial condition, the statement of income and changes in member's equity or cash flows of the Company.

In the normal course of its business, the Company is exposed to asserted and unasserted claims. In the opinion of management, these matters will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

7. SUBSEQUENT EVENTS

The Company has evaluated the possibility of subsequent events existing in the Company's financial statements through June 5, 2026, the date the financial statements were available to be issued. The Company has determined that there are no material events that would require adjustment to or disclosure in the Company's financial statements.

MIAX EMERALD, LLC

Financial Statements

As of and for the year ended December 31, 2025

(with Independent Auditors' Report Thereon)

MIAX EMERALD, LLC

TABLE OF CONTENTS

KPMG LLP
Two Manhattan West
375 9th Avenue, 17th Floor
New York, NY 10001

Independent Auditors' Report

To the Member and Board of Directors of
MIAX Emerald, LLC:

Opinion

We have audited the financial statements of MIAX Emerald, LLC (the Company), which comprise the statement of financial condition as of December 31, 2025, and the related statements of income and changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

KPMG LLP

New York, New York
June 5, 2026

MIAX EMERALD, LLC
Statement of Financial Condition
December 31, 2025 (dollars in thousands)

Assets		
Current assets:		
Cash and cash equivalents	$	2,007
Accounts receivable		15,533
Other current assets		148
Total current assets		17,688
Notes receivable, net		8,613
Due from Miami International Holdings, Inc.		102,581
Other assets		1,000
Total assets	$	129,882
Liabilities And Member's Equity		
Current liabilities:		
Accounts payable and other liabilities	$	10,399
Deferred transaction revenue		128
Total current liabilities		10,527
Commitments and contingencies (Note 6)		
Member's equity		119,355
Total liabilities and member's equity	$	129,882

See accompanying notes to financial statements.

MIAX EMERALD, LLC
Statement of Income and Changes in Member's Equity
Year Ended December 31, 2025 (dollars in thousands)

Revenues:		
Transaction fees	$	264,883
Access fees		29,514
Market data fees		7,098
Other revenue		817
Total revenues		302,312
Cost of revenues:		
Liquidity payments		224,818
Brokerage and exchange fees		563
Section 31 fees		6,345
Total cost of revenues		231,726
Revenues less cost of revenues		70,586
Operating expenses:		
Compensation and benefits		17,904
Information technology and communication costs		7,017
Occupancy costs		784
Professional fees and outside services		3,791
Marketing and business development		142
General, administrative, and other		1,654
Total operating expenses		31,292
Operating income		39,294
Non-operating income:		
Interest income		211
Net income	$	39,505
Member's equity at beginning of year	$	79,850
Net income		39,505
Member's equity at end of year	$	119,355

See accompanying notes to financial statements.

MIAX EMERALD, LLC
Statement of Cash Flows
Year Ended December 31, 2025 (dollars in thousands)

Cash flow from operating activities:		
Net income	$	39,505
Changes in operating assets and liabilities:		
Accounts receivable		5,346
Notes receivable		2,298
Other assets		(30)
Accounts payable and other liabilities		(4,932)
Deferred transaction revenue		23
Net cash provided by operating activities		42,210
Cash flow from investing activities:		
Due from Miami International Holdings, Inc.		(45,938)
Net cash used in investing activities		(45,938)
Decrease in cash and cash equivalents		(3,728)
Cash and cash equivalents at beginning of year		5,735
Cash and cash equivalents at end of year	$	2,007
Supplemental disclosure of cash flow information:		
Cash paid for taxes	$	-
Cash paid for interest	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

MIAX Emerald, LLC ("MIAX Emerald" or the "Company"), a wholly owned subsidiary of Miami International Holdings, Inc. (the "Parent" or "MIH"), provides a marketplace for the trading of options products for its exchange members.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent and other affiliated subsidiaries of the Parent to the Company as disclosed. See Note 5 - Related Party Transactions for more information on related party transactions.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company's operations are funded by its Parent through a centralized treasury function. Cash and cash equivalents include cash and amounts due from banks and interest-bearing bank balances. The Company places its cash and cash equivalents with financial institutions and at times, cash held in bank accounts may exceed the Federal Deposit Insurance Corporation insurance limit. The Company monitors its risk of loss associated with such balances and deems the risk of loss to be remote. The carrying values of the Company's cash and cash equivalents approximates fair value. The Company did not have any restricted cash as of December 31, 2025.

Accounts Receivable

Accounts receivable are concentrated with the Company's member firms and market data distributors and are primarily collected through the Options Clearing Corporation ("OCC"). Transaction fees are netted against the liquidity payments for each member firm and the balance owed from a member firm is recognized as accounts receivable, net if the amount is to be received and as accounts payable and other liabilities if the amount is owed to the member firm. Management evaluates the Company's accounts receivables periodically and determines an appropriate allowance for uncollectible accounts receivable using an aging schedule. The aging schedule applies loss rates based on historical loss information and as deemed necessary, is adjusted for the difference in the nature of the receivables that exist at the reporting date from the historical period. In circumstances where a specific member firm's inability to meet its financial obligations is probable, the Company records a provision for uncollectible accounts against the member firm's receivable. Due to the short-term nature of the accounts receivable, changes in future economic conditions are not expected to have a significant impact on the expected credit losses.

Due from Miami International Holdings, Inc.

The Parent or the Parent's other wholly owned subsidiaries may incur certain expenditures on behalf of the Company or receive cash from the Company generated from its operations. Expenses incurred and cash provided by the Company are settled on its behalf by the Parent or the Parent's other wholly owned subsidiaries and allocated through intercompany charges and are net settled with the Parent resulting in either due to or due from Miami

International Holdings, Inc. on the statement of financial condition. See Note 5 - Related Party Transactions for more information on related party transactions.

Management has determined that substantially all costs, other than direct financing and other financing related costs, for the build out of a marketplace for the trading of options, are primarily attributable to the Company and its affiliates including Miami International Securities Exchange, LLC ("MIAX Options"), MIAX Pearl, LLC ("MIAX Pearl") and MIAX Sapphire, LLC ("MIAX Sapphire"). The Company's allocated portion of cost are included in the accompanying statement of income and changes in member's equity. The Company considers changes in Due from Miami International Holdings, Inc. to be investing activity for purposes of the statement of cash flows.

Revenue Recognition

The Company generates revenues by assessing fees to its member firms for the services it renders, which include providing access to the exchange, enabling transaction-based trading on the exchange, and providing access to various market data. Revenue for the Company's services are recognized as control of the services are transferred to the customer. The amount recognized is the amount that reflects the consideration the Company expects to be entitled to in exchange for its services.

The Company determines the transaction price at the outset of the arrangement based on the contractual and payment terms associated with the transaction. The typical term for the Company's contracts with customers ranges from the time it takes to complete a single transaction to one month, depending on the service being provided. Customers are usually billed each month in arrears with standard payment terms, although the Company does occasionally bill customers in advance. Fees associated with each contract are fixed within the month in which the service is provided.

The Company assesses the services promised in the contracts with customers and identifies a performance obligation for each promise to transfer to the customer a service that is distinct—i.e., if such service is separately identifiable and if a customer can benefit from it on its own or with other resources that are readily available to the customer.

Transaction fees: Transaction fees represent fees the Company charges to its exchange member firms, as customers, for the performance obligation of executing a trade on the Company's exchange. These fees can be variable based on trade volume tiered discounts; however, as all tiered discounts are calculated monthly, the actual discount is recorded on a monthly basis in accordance with the Company's published fee schedules. Transaction fees are recorded as transactions occur on a trade-date basis.

Tiered discounts are offered to customers based on the amount of trades that are executed on the Company's exchange. As these are volume driven, they reduce the transaction price and are recorded net in transaction fees on the statement of income and changes in member's equity. Liquidity payments paid for certain customer transactions are accounted for as consideration payable to a customer and are recorded separately as liquidity payments, which are classified within cost of revenues in the statement of income and changes in member's equity.

Transaction fees also result in regulatory fees. Regulatory fees include the options regulatory fee ("ORF") and Section 31 fees. ORF is in place to fund the Company's regulatory oversight function of the exchange marketplace and is determined based on the number of customer contracts and cannot be used for non-regulatory purposes. Section 31 fees are transaction fees charged by the SEC to the exchanges. The Section 31 fees charged to customers are based on the fee set by the SEC per notional value of transactions executed on the Company's securities markets and are calculated and billed monthly. The Section 31 fee collected by the Company is ultimately payable to the SEC, and is therefore classified within cost of revenues in the accompanying statement of income and changes in member's equity. Beginning on May 14, 2025, the rate was reduced from $27.80 per million for covered sales to a rate of $0.00 per million. This reduction was a temporary adjustment with the fee reverting to a new rate once legislation for fiscal year 2026 appropriation was enacted. On February 27, 2026, the SEC announced that starting on April 4, 2026, the new fee rates would be set at $20.60 per million for covered sales.

Access fees: Access fees include allowing the customer to connect its network to the Company's exchange for a specified period of time. Fees for these services are assessed to exchange members for the opportunity to trade and use other related functions of the exchange. Access fees are billed monthly in accordance with the published fee schedule and recognized during the period the service is provided which is generally one month.

Market data fees: Market data fees include making market data available to customers either through direct subscriptions or through the Company's participation in the Options Price Reporting Authority's ("OPRA") tape plan. Market data revenue includes distributions from OPRA, which is distributed based upon each individual exchange's market share of U.S. volume, trades, and/or quotes. Market data revenue also includes market data revenue earned from the sale of proprietary market data directly to the customer on a subscription basis. Market data revenue is recognized in the period the data is provided.

Consideration payable to a customer: As discussed in the transaction fees section above, liquidity payments are accounted for as consideration payable to a customer and are recorded separately as liquidity payments within cost of revenues in the statement of income and changes in member's equity in the period in which the payment is earned by the customer and the payment is provided.

Concentration of revenue: For the year ended December 31, 2025, four customers each accounted for at least 10% of the Company's total revenue and, in the aggregate, represented 68% of total revenue. No customer is contractually or otherwise obligated to continue to use the Company's services. The loss of, or a significant reduction of, participation by these customers may have a material adverse effect on the Company's business, financial position, results of operations and cash flows.

Deferred transaction revenue: Deferred transaction revenue consists of prepaid transaction and non-transaction fees which are recognized as revenue when earned.

Income Taxes

The Company is a disregarded entity for income tax purposes. Under ASU 2019-12 Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, disregarded entities are not required to report income tax in their separate financial statements. The Company may elect to allocate current and deferred tax expense from its consolidated parent entity in its separate financial statements, as long as the legal entity is not subject to tax and is disregarded by the taxing authority. The Company has not made such an election.

Segment Information

The Company is engaged in a single line of business operating an options exchange in the United States which is a national securities exchange regulated by the SEC. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"). The CODM primarily uses net revenues (revenues less cost of revenues) and operating income included in the statement of income and changes in member's equity to evaluate the results of the business and manage the Company. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The significant expenses of the segment are reported on the statement of income and changes in member's equity. The accounting policies used to measure the financial results of the segment are the same as the significant accounting policies described herein.

Recent Accounting Pronouncements

Recent Accounting Pronouncements – Adopted

The Company did not adopt any new accounting pronouncements during the year ended December 31, 2025 that had a material impact on its financial statements.

Recent Accounting Pronouncements - Not yet Adopted

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures. ASU 2024-03 amends ASC 220, Comprehensive Income to expand income statement expense disclosures and require disclosure in the notes to the financial statements of specified information about certain costs and expenses. ASU 2024-03 is required to be adopted for fiscal years commencing after December 15, 2026 with early adoption permitted. The Company expects to adopt the update for the annual financial statements issued for the year ending December 31, 2027 and is currently evaluating the impact of adopting the standard on the financial statements.

In December 2025, the FASB issued ASU 2025-12, Codification Improvements which makes improvements to the Accounting Standards Codification ("ASC") for a broad range of Topics arising from technical corrections, unintended application of the Codification, clarifications, and other minor improvements. This update is effective for annual reporting periods beginning after December 15, 2026. The Company is currently evaluating the impact of adopting this standard on the financial statements.

3. NOTES RECEIVABLE, NET

The notes receivable relates to the Consolidated Audit Trail (“CAT”), which involves the creation of an audit trail to enhance regulators’ ability to monitor trading activities in the U.S. markets through a phased implementation. The funding for the development and operation of the CAT was provided by the Self-Regulatory Organizations (“SROs”), which include the Company’s exchange and by broker-dealers in exchange for promissory notes, a portion of which are expected to be repaid by Consolidated Audit Trail, LLC (“CAT LLC”).

In 2016, the SEC approved a plan to establish CAT to improve regulators’ ability to monitor trading activity. Each of the MIAX Exchanges is a participant in the CAT NMS Plan, which governs the collection, consolidation, and retention of all information reported to CAT pursuant to Securities Exchange Act of 1934, as amended (the “Exchange Act”) Rule 613 for securities listed on the MIAX Exchanges. In 2018, the first phase of CAT went live and required SRO participants to begin reporting to the CAT. The SRO participants jointly own a limited liability company, CAT LLC, which conducts the activities of the CAT. Implementation and operation of the CAT has resulted in significant expenditures by the MIAX Exchanges.

On September 6, 2023, the SEC approved a revised funding model (“2023 Funding Order”), called the “Executed Share Model,” for the SRO participants and the industry to share CAT costs. The Executed Share Model established a framework that SRO plan participants may use to recover the costs to create, develop, and maintain the CAT, as well as a method for allocating CAT costs among the SRO participants and the industry. Prior to the effectiveness of the Executed Share Model, funding was provided solely by the SROs, partly in exchange for promissory notes. Under the Executed Share Model, the SRO participants were able to submit filings pursuant to Section 19(b) of the Exchange Act to impose fees on the industry members. Details of the fees, including the budgeted prospective CAT costs and certain of the costs previously covered entirely by the SRO participants, were required to be provided in those Section 19(b) filings. On October 17, 2023, the 2023 Funding Order was challenged in the 11th Circuit U.S. Court of Appeals (“11th Circuit”).

In August 2024, the SRO participants submitted filings with the SEC to recoup certain historical CAT costs incurred prior to January 1, 2022, and prospective CAT costs from July 26, 2024, through December 31, 2024. In December 2024, the SROs submitted filings with the SEC to recoup certain prospective CAT costs from January 1, 2025, through June 30, 2025. In June 2025, the SROs submitted filings with the SEC to recoup certain prospective CAT costs from July 1, 2025, through December 31, 2025. On July 25, 2025, the 11th Circuit issued an opinion that the Executed Share Model is arbitrary and in violation of the Administrative Procedures Act. The 11th Circuit thus vacated the 2023 Funding Order, stayed the decision for sixty days after issuance of the mandate, and remanded the matter to the SEC for further proceedings consistent with their opinion.

On September 5, 2025, CAT LLC filed with the SEC a proposed amendment to implement a revised funding model (the “Amendment”). On November 21, 2025, the SEC issued an order instituting proceedings to determine whether to approve or disapprove the Amendment. On March 16, 2026, the SEC approved the proposed revised funding model addressing the 11th Circuit's concerns and limited the funding model's operation to two years while the SEC conducts a comprehensive review of the CAT. The SEC's approval order also requires that historical costs must be recouped over a period of two to five years. That means historical costs cannot be fully recouped if the collection period is shortened beyond the approval order's two-year limitation. On April 1, 2026, CAT LLC issued fee alerts announcing its intent to establish CAT fees consistent with the SEC's approval order; these fees will apply to May 2026 trading activity, with bills due in July 2026. In late April 2026, the Company's exchanges filed proposals with the SEC to adopt fees consistent with the SEC's approval order and the fee alerts issued by CAT LLC. These fee proposals were effective May 1, 2026.

On March 25, 2026, petitioners American Securities Association and Citadel Securities LLC filed a new petition for review in the 11th Circuit of the SEC's approval of the CAT's revised funding model. If the new petition is successful, the MIAX Exchanges could be required to stop charging both historical and prospective CAT fees. As a result, the SROs, including the MIAX Exchanges, may continue to incur significant costs and not be reimbursed for prospective and historical CAT costs.

On September 30, 2025, the SEC issued an order allowing the SRO participants to reduce CAT operating costs while retaining the CAT's core regulatory functionality. On December 18, 2025, CAT LLC filed with the SEC a proposed amendment to further reduce CAT operating costs. On March 27, 2026, the SEC approved this proposed amendment.

On April 16, 2024, certain plaintiffs petitioned the United States District Court for the Western District of Texas Waco Division to completely shut down CAT based on constitutional grounds ("Waco Case"). The Waco Case was stayed until January 15, 2026. On January 15, 2026, certain of the defendants motioned the court to continue the stay until July 2026, which plaintiffs oppose. The Waco Case is still pending, and may result in the CAT SRO participants being unable to recoup any CAT costs, as well as incurring additional costs related to CAT.

The following table presents the change in the notes receivable, net of allowance for the notes receivable for the year ended December 31, 2025 (in thousands):

Balance at January 1, 2025	$	10,911
Notes issued, net of allowance for credit losses		-
Repayments		(2,298)
Balance at December 31, 2025	$	8,613

The allowance for notes receivable associated with CAT is calculated primarily based on the structure of the notes and potential outcomes under the CAT funding model.

The following represents the change in allowance for notes receivable for the year ended December 31, 2025 (in thousands):

Balance at January 1, 2025	$	5,554
Provision for uncollectible amount		-
Write-offs charged against the allowance		-
Recoveries collected		-
Balance at December 31, 2025	$	5,554

4. ACCOUNTS PAYABLE AND OTHER LIABILITIES

The following table presents the components of accounts payable and other liabilities as at December 31, 2025 (in thousands):

Liquidity payments payable	$	9,677
Accounts payable and other		722
Accounts payable and other liabilities	$	10,399

5. RELATED PARTY TRANSACTIONS

The Company utilizes assets and incurs certain liabilities that are held at the Parent level. Substantially all expenses of the Company are settled by the Parent and are charged to the Company, at cost, through intercompany charges. Similar results may not be achievable on an arm's length basis. The following table presents the Company's allocation of expenses from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2025 (in thousands):

Compensation and benefits	$	17,904
Information technology and communication costs		7,017
Occupancy costs		784
Professional fees and outside services		2,739
Marketing and business development		142
General, administrative, and other		793
Total operating expenses	$	29,379

6. COMMITMENTS AND CONTINGENCIES

Claims and Litigation

Nasdaq

On September 1, 2017, Nasdaq, Inc. ("Nasdaq") together with its subsidiaries Nasdaq ISE, LLC and FTEN, Inc,, filed an action against Miami International Holdings, Inc., Miami International Securities Exchange, LLC, MIAX Pearl, LLC and Miami International Technologies, LLC in the U.S. District Court for the District of New Jersey (the "Court") alleging infringement of seven patents and trade secret misappropriation relating to electronic trading technology and platforms. MIH subsequently filed seven petitions before the Patent Trial and Appeal Board ("PTAB") at the United States Patent and Trademark Office ("USPTO") challenging the validity of the asserted patents. The Court proceeding was stayed in December 2018, pending resolution of the PTAB proceedings. The Court dismissed with prejudice one of the asserted patents from the Court action, and MIH withdrew its petition at the PTAB. All claims asserted by Nasdaq against MIH under the remaining six patents at issue were invalidated by the PTAB in 2019 (the "PTAB Final Written Decisions"). On June 7, 2022, the USPTO Director denied Nasdaq's request for Director review of the PTAB Final Written Decisions.

On August 31, 2021, MIH filed an Answer and Counterclaims in the Court (the "MIH's Answer"). MIH's Answer included denials of infringement and trade secret misappropriation and counterclaims by MIH, including claims for antitrust violations, patent misuse, sham litigation, and fraud on the USPTO in procuring the asserted patents. MIH is seeking attorneys' fees and costs and such other relief as the Court may find to be just and proper. On June 21, 2022, Nasdaq waived its right to appeal the PTAB's Final Written Decisions, Nasdaq's patent infringement claims were dismissed with prejudice, and the stay in the Court matter was lifted. MIH filed an Amended Answer and

Counterclaims on August 5, 2022. The Amended Counterclaims added claims of fraud on the patent office and Lanham Act violations. On July 25, 2023, the Court denied a motion by MIH to dismiss Nasdaq's remaining trade secret claims and also denied a motion by Nasdaq to dismiss MIH's counterclaims. The Court granted Nasdaq's motion to stay and bifurcate MIH's counterclaims.

The parties each filed motions for summary judgment and motions to exclude certain expert witnesses. On September 29, 2025, the Court denied Nasdaq's and MIH's respective motions for summary judgment, as well as the parties' motions to exclude certain experts. The Court granted Nasdaq's motion to bifurcate MIH's equitable defenses. Subsequently, the Court directed the parties to re-initiate discovery on MIH's counterclaims. The Court further indicated that it intends to preside over one trial with two phases, the first phase addressing Nasdaq's trade secret claims, followed by a second phase in which MIH would present its counterclaims. MIH intends to continue defending its interest in this matter vigorously.

General

As a self-regulatory organization under the jurisdiction of the SEC, the Company is subject to routine reviews and inspections by the SEC. Management does not believe that the outcome of any of these reviews or inspections will have a material impact on the statement of financial condition, the statement of income and changes in member's equity or cash flows of the Company.

In the normal course of its business, the Company is exposed to asserted and unasserted claims. In the opinion of management, these matters will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

7. SUBSEQUENT EVENTS

The Company has evaluated the possibility of subsequent events existing in the Company's financial statements through June 5, 2026, the date the financial statements were available to be issued. The Company has determined that there are no material events that would require adjustment to or disclosure in the Company's financial statements.

MIAX SAPPHIRE, LLC

Financial Statements

As of and for the year ended December 31, 2025

(with Independent Auditors' Report Thereon)

MIAX SAPPHIRE, LLC

TABLE OF CONTENTS

KPMG LLP
Two Manhattan West
375 9th Avenue, 17th Floor
New York, NY 10001

Independent Auditors' Report

To the Member and Board of Directors of
MIAX Sapphire, LLC:

Opinion

We have audited the financial statements of MIAX Sapphire, LLC (the Company), which comprise the statement of financial condition as of December 31, 2025, and the related statements of income and changes in member's deficit/equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

KPMG LLP

New York, New York
June 5, 2026

MIAX SAPPHIRE, LLC
Statement of Financial Condition
December 31, 2025 (dollars in thousands)

Assets		
Current assets:		
Cash and cash equivalents	$	2,006
Accounts receivable		17,254
Other current assets		331
Total current assets		19,591
Due from Miami International Holdings, Inc.		23,712
Other assets		1,533
Total assets	$	44,836
Liabilities and Member's Equity		
Current liabilities:		
Accounts payable and other liabilities	$	8,938
Deferred transaction revenue		54
Total current liabilities		8,992
Commitments and contingencies (Note 5)		
Member’s equity		35,844
Total liabilities and member’s equity	$	44,836

See accompanying notes to financial statements.

MIAX SAPPHIRE, LLC
Statement of Income and Changes in Member's Deficit/Equity
Year Ended December 31, 2025 (dollars in thousands)

Revenues:		
Transaction fees	$	219,535
Access fees		13,637
Market data fees		4,026
Other revenue		2
Total revenues		237,200
Cost of revenues:		
Liquidity payments		134,582
Brokerage and exchange fees		1,170
Section 31 fees		2,458
Total cost of revenues		138,210
Revenues less cost of revenues		98,990
Operating expenses:		
Compensation and benefits		23,182
Information technology and communication costs		8,849
Occupancy costs		3,312
Professional fees and outside services		2,300
Marketing and business development		173
General, administrative, and other		2,361
Total operating expenses		40,177
Operating income		58,813
Non-operating income:		
Interest income		220
Net income	$	59,033
Member's deficit as of December 31, 2024	$	(23,189)
Net income		59,033
Member's equity as of December 31, 2025	$	35,844

See accompanying notes to financial statements.

MIAX SAPPHIRE, LLC
Statement of Cash Flows
Year Ended December 31, 2025 (dollars in thousands)

Cash flow from operating activities:		
Net income	$	59,033
Changes in operating assets and liabilities:		
Accounts receivable		(6,046)
Other current assets		(118)
Other assets		210
Accounts payable and other liabilities		1,806
Deferred transaction revenue		54
Net cash provided by operating activities		54,939
Cash flow from financing activities:		
Due from/to Miami International Holdings, Inc.		(58,292)
Net cash used in financing activities		(58,292)
Decrease in cash and cash equivalents		(3,353)
Cash and cash equivalents at beginning of year		5,359
Cash and cash equivalents at end of year	$	2,006
Supplemental disclosure of cash flow information:		
Cash paid for taxes	$	-
Cash paid for interest	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

MIAX Sapphire, LLC ("MIAX Sapphire" or the "Company") is a wholly owned subsidiary of Miami International Holdings, Inc. (the "Parent" or "MIH"), and provides a marketplace for the trading of options products for its exchange members launched in August 2024. In September 2025, the Company launched the MIAX Sapphire physical trading floor in Miami, Florida.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent and other affiliated subsidiaries of the Parent to the Company as disclosed. See Note 4 - Related Party Transactions for more information on related party transactions.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company's operations are funded by its Parent through a centralized treasury function. Cash and cash equivalents include cash and amounts due from banks and interest-bearing bank balances. The Company places its cash and cash equivalents with financial institutions and at times, cash held in bank accounts may exceed the Federal Deposit Insurance Corporation insurance limit. The Company monitors its risk of loss associated with such balances and deems the risk of loss to be remote. The carrying values of the Company's cash and cash equivalents approximates fair value. The Company did not have any restricted cash as of December 31, 2025.

Accounts Receivable

Accounts receivable are concentrated with the Company's member firms and market data distributors and are primarily collected through the Options Clearing Corporation ("OCC"). Transaction fees are netted against the liquidity payments for each member firm and the balance owed from a member firm is recognized as accounts receivable, net if the amount is to be received and as accounts payable and other liabilities if the amount is owed to the member firm. Management evaluates the Company's accounts receivables periodically and determines an appropriate allowance for uncollectible accounts receivable using an aging schedule. The aging schedule applies loss rates based on historical loss information and as deemed necessary, is adjusted for the difference in the nature of the receivables that exist at the reporting date from the historical period. In circumstances where a specific member firm's inability to meet its financial obligations is probable, the Company records a provision for uncollectible accounts against the member firm's receivable. Due to the short-term nature of the accounts receivable, changes in future economic conditions are not expected to have a significant impact on the expected credit losses.

Due from/to Miami International Holdings, Inc.

The majority of all of the Company's expenditures to date have been funded by the Parent. In certain instances the Parent's other wholly owned subsidiaries may incur certain expenditure on behalf of the Company. Expenses incurred by the Company are settled on its behalf by the Parent or the Parent's other wholly owned subsidiaries and allocated through intercompany charges and are net settled with the Parent resulting in either due to or due from Miami International Holdings, Inc. on the statement of financial condition. See Note 4 - Related Party Transactions for more information on related party transactions.

Management has determined that substantially all costs, other than direct financing and other financing related costs, for the build out of a marketplace for the trading of options, are primarily attributable to the Company and its affiliates including Miami International Securities Exchange, LLC ("MIAX Options"), MIAX Emerald, LLC ("MIAX Emerald") and MIAX Pearl, LLC ("MIAX Pearl"). The Company's allocated portion of costs is included in the accompanying statement of income and changes in member's deficit/equity. The Company considers changes in Due from/to Miami International Holdings Inc., to be financing activity for purposes of the statement of cash flows.

Revenue Recognition

The Company generates revenues by assessing fees to its member firms for the services it renders, which include providing access to the exchange, enabling transaction-based trading on the exchange, and providing access to various market data. Revenue for the Company's services are recognized as control of the services are transferred to the customer. The amount recognized is the amount that reflects the consideration the Company expects to be entitled to in exchange for its services.

The Company determines the transaction price at the outset of the arrangement based on the contractual and payment terms associated with the transaction. The typical term for the Company's contracts with customers ranges from the time it takes to complete a single transaction to one month, depending on the service being provided. Customers are usually billed each month in arrears with standard payment terms, although the Company does occasionally bill customers in advance. Fees associated with each contract are fixed within the month in which the service is provided.

The Company assesses the services promised in the contracts with customers and identifies a performance obligation for each promise to transfer to the customer a service that is distinct—i.e., if such service is separately identifiable and if a customer can benefit from it on its own or with other resources that are readily available to the customer.

Transaction fees: Transaction fees represent fees the Company charges to its exchange member firms, as customers, for the performance obligation of executing a trade on the Company's exchange. These fees can be variable based on trade volume tiered discounts; however, as all tiered discounts are calculated monthly, the actual discount is recorded on a monthly basis in accordance with the Company's published fee schedules. Transaction fees are recorded as transactions occur on a trade-date basis.

Tiered discounts are offered to customers based on the amount of trades that are executed on the Company's exchange. As these are volume driven, they reduce the transaction price and are recorded net in transaction fees on the statement of income and changes in member's deficit/equity. Liquidity payments paid for certain customer transactions are accounted for as consideration payable to a customer and are recorded separately as liquidity payments, which are classified within cost of revenues in the statement of income and changes in member's deficit/equity.

Transaction fees also result in regulatory fees. Regulatory fees include the options regulatory fee ("ORF") and Section 31 fees. ORF is in place to fund the Company's regulatory oversight function of the exchange marketplace and is determined based on the number of customer contracts and cannot be used for non-regulatory purposes. Section 31 fees are transaction fees charged by the SEC to the exchanges. The Section 31 fees charged to customers are based on the fee set by the SEC per notional value of transactions executed on the Company's securities markets and are calculated and billed monthly. The Section 31 fee collected by the Company is ultimately payable to the SEC, and is therefore classified within cost of revenues in the accompanying statement of income and changes in member's deficit/equity. Beginning on May 14, 2025, the rate was reduced from $27.80 per million for covered sales to a rate of $0.00 per million. This reduction was a temporary adjustment with the fee reverting to a new rate once legislation for fiscal year 2026 appropriation was enacted. On February 27, 2026, the SEC announced that starting on April 4, 2026, the new fee rates would be set at $20.60 per million for covered sales.

Access fees: Access fees include allowing the customer to connect its network to the Company's exchange for a specified period of time. Fees for these services are assessed to exchange members for the opportunity to trade and use other related functions of the exchange. Access fees are billed monthly in accordance with the published fee schedule and recognized during the period the service is provided which is generally one month.

Market data fees: Market data fees include making market data available to customers either through direct subscriptions or through the Company's participation in the Options Price Reporting Authority's ("OPRA") tape plan. Market data revenue includes distributions from OPRA, which is distributed based upon each individual exchange's market share of U.S. volume, trades, and/or quotes. Market data revenue also includes market data revenue earned from the sale of proprietary market data directly to the customer on a subscription basis. Market data revenue is recognized in the period the data is provided.

Consideration payable to a customer: As discussed in the transaction fees section above, liquidity payments are accounted for as consideration payable to a customer and are recorded separately as liquidity payments within cost of revenues in the statement of income and changes in member's deficit/equity in the period in which the payment is earned by the customer and the payment is provided.

Concentration of revenue: For the year ended December 31, 2025, four customers each accounted for at least 10% of the Company's total revenue and, in the aggregate, represented 69% of total revenue. No customer is contractually or otherwise obligated to continue to use the Company's services. The loss of, or a significant reduction of, participation by these customers may have a material adverse effect on the Company's business, financial position, results of operations and cash flows.

Deferred transaction revenue: Deferred transaction revenue consists of prepaid transaction and non-transaction fees which are recognized as revenue when earned.

Income Taxes

The Company is a disregarded entity for income tax purposes. Under ASU 2019-12 Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, disregarded entities are not required to report income tax in their separate financial statements. The Company may elect to allocate current and deferred tax expense from its consolidated parent entity in its separate financial statements, as long as the legal entity is not subject to tax and is disregarded by the taxing authority. The Company has not made such an election.

Segment Information

The Company is engaged in a single line of business operating an options exchange in the United States which is a national securities exchange regulated by the SEC. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"). The CODM primarily uses net revenues (revenues less cost of revenues) and operating income included in the statement of income and changes in member's deficit/equity to evaluate the results of the business and manage the Company. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The significant expenses of the segment are reported on the statement of income and changes in member's deficit/equity. The accounting policies used to measure the financial results of the segment are the same as the significant accounting policies described herein.

Recent Accounting Pronouncements

Recent Accounting Pronouncements – Adopted

The Company did not adopt any new accounting pronouncements during the year ended December 31, 2025 that had a material impact on its financial statements.

Recent Accounting Pronouncements - Not yet Adopted

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures. ASU 2024-03 amends ASC 220, Comprehensive Income to expand income statement expense disclosures and require disclosure in the notes to the financial statements of specified information about certain costs and expenses. ASU 2024-03 is required to be adopted for fiscal years commencing after December 15, 2026 with early adoption permitted. The Company expects to adopt the update for the annual financial statements issued for the year ending December 31, 2027 and is currently evaluating the impact of adopting the standard on the financial statements.

In December 2025, the FASB issued ASU 2025-12, Codification Improvements which makes improvements to the Accounting Standards Codification ("ASC") for a broad range of Topics arising from technical corrections, unintended application of the Codification, clarifications, and other minor improvements. This update is effective for annual reporting periods beginning after December 15, 2026. The Company is currently evaluating the impact of adopting this standard on the financial statements.

3. ACCOUNTS PAYABLE AND OTHER LIABILITIES

The following table presents the components of accounts payable and other liabilities as at December 31, 2025 (in thousands):

Liquidity payments payable	$	7,613
Accounts payable and other		1,325
Accounts payable and other liabilities	$	8,938

4. RELATED PARTY TRANSACTIONS

The Company utilizes assets and incurs certain liabilities that are held at the Parent level. Substantially all expenses of the Company are settled by the Parent and are charged to the Company, at cost, through intercompany charges. Similar results may not be achievable on an arm's length basis.

The following table presents the Company's allocation of expenses from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2025 (in thousands):

Compensation and benefits	$	23,182
Information technology and communication costs		8,849
Occupancy costs		3,312
Professional fees and outside services		1,412
Marketing and business development		173
General, administrative, and other		1,172
Total operating expenses	$	38,100

5. COMMITMENTS AND CONTINGENCIES

Claims and Litigation

Nasdaq

On September 1, 2017, Nasdaq, Inc. ("Nasdaq") together with its subsidiaries Nasdaq ISE, LLC and FTEN, Inc., filed an action against Miami International Holdings, Inc., Miami International Securities Exchange, LLC, MIAX Pearl, LLC and Miami International Technologies, LLC in the U.S. District Court for the District of New Jersey (the "Court") alleging infringement of seven patents and trade secret misappropriation relating to electronic trading technology and platforms. MIH subsequently filed seven petitions before the Patent Trial and Appeal Board ("PTAB") at the United States Patent and Trademark Office ("USPTO") challenging the validity of the asserted patents. The Court proceeding was stayed in December 2018, pending resolution of the PTAB proceedings. The Court dismissed with prejudice one of the asserted patents from the Court action, and MIH withdrew its petition at the PTAB. All claims asserted by Nasdaq against MIH under the remaining six patents at issue were invalidated by the PTAB in 2019 (the "PTAB Final Written Decisions"). On June 7, 2022, the USPTO Director denied Nasdaq's request for Director review of the PTAB Final Written Decisions.

On August 31, 2021, MIH filed an Answer and Counterclaims in the Court (the "MIH's Answer"). MIH's Answer included denials of infringement and trade secret misappropriation and counterclaims by MIH, including claims for antitrust violations, patent misuse, sham litigation, and fraud on the USPTO in procuring the asserted patents. MIH is seeking attorneys' fees and costs and such other relief as the Court may find to be just and proper. On June 21, 2022, Nasdaq waived its right to appeal the PTAB's Final Written Decisions, Nasdaq's patent infringement claims were dismissed with prejudice, and the stay in the Court matter was lifted. MIH filed an Amended Answer and Counterclaims on August 5, 2022. The Amended Counterclaims added claims of fraud on the patent office and Lanham Act violations. On July 25, 2023, the Court denied a motion by MIH to dismiss Nasdaq's remaining trade secret claims and also denied a motion by Nasdaq to dismiss MIH's counterclaims. The Court granted Nasdaq's motion to stay and bifurcate MIH's counterclaims.

The parties each filed motions for summary judgment and motions to exclude certain expert witnesses. On September 29, 2025, the Court denied Nasdaq's and MIH's respective motions for summary judgment, as well as the parties' motions to exclude certain experts. The Court granted Nasdaq's motion to bifurcate MIH's equitable defenses. Subsequently, the Court directed the parties to re-initiate discovery on MIH's counterclaims. The Court further indicated that it intends to preside over one trial with two phases, the first phase addressing Nasdaq's trade secret claims, followed by a second phase in which MIH would present its counterclaims. MIH intends to continue defending its interest in this matter vigorously.

General

As a self-regulatory organization under the jurisdiction of the SEC, the Company is subject to routine reviews and inspections by the SEC. Management does not believe that the outcome of any of these reviews or inspections will have a material impact on the statement of financial condition, the statement of income and changes in member's deficit/equity or cash flows of the Company.

In the normal course of its business, the Company is exposed to asserted and unasserted claims. In the opinion of management, these matters will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

6. SUBSEQUENT EVENTS

The Company has evaluated the possibility of subsequent events existing in the Company's financial statements through June 5, 2026, the date the financial statements were available to be issued. The Company has determined that there are no material events that would require adjustment to or disclosure in the Company's financial statements.

Dorman Trading, LLC

Financial Statements (Unaudited)

As of and for the year ended December 31, 2025

Dorman Trading, LLC
Statement of Financial Condition (Unaudited)
December 31, 2025 (dollars in thousands)

Assets

Current assets:		
Cash and cash equivalents	$	8,696
Cash and securities segregated under federal and other regulations		27,618
Accounts receivable, net		10,670
Receivables from broker-dealers, futures commission merchants, and clearing organizations		134,033
Other current assets		12,539
Total current assets		193,556
Fixed assets, net of depreciation and amortization		77
Internally developed software, net of amortization		165
Other assets		3,578
Total assets	$	197,376

Liabilities and member’s equity

Current liabilities:		
Accounts payable and other liabilities	$	5,417
Accrued compensation payable		1,201
Payables to customers		144,641
Payables to clearing organizations		11
Total current liabilities		151,270
Due to Miami International Holdings, Inc.		10,720
Other non-current liabilities		359
Total liabilities		162,349
Member's equity:		
Total member's equity		35,027
Total liabilities and member's equity	$	197,376

Dorman Trading, LLC
Statement of Income (Unaudited)
For the year ended December 31, 2025 (dollars in thousands)

Revenues:		
Transaction and clearing fees	$	62,378
Access fees		990
Market data fees		1,365
Other revenue		6,571
Total revenues		71,304
Cost of Revenues:		
Liquidity payments		10,196
Brokerage, clearing, and exchange fees		48,167
Other		4,037
Total cost of revenues		62,400
Revenues less cost of revenues		8,904
Operating expenses:		
Compensation and benefits		7,191
Information technology and communication costs		977
Depreciation and amortization		8
Occupancy costs		393
Professional fees and outside services		786
Marketing and business development		17
General, administrative, and other		737
Total operating expenses		10,109
Operating loss		(1,205)
Non-operating income:		
Other income		2,092
Net income	$	887

The Bermuda Stock Exchange

Financial Statements (Unaudited)

As of and for the year ended December 31, 2025

The Bermuda Stock Exchange
Statement of Financial Condition (Unaudited)
December 31, 2025 (dollars in thousands)

Assets

Current assets:		
Cash and cash equivalents	$	594
Accounts receivable, net		291
Current portion of derivative assets		6,017
Other current assets		140
Total current assets		7,042
Due from Miami International Holdings, Inc.		5,632
Fixed assets, net of depreciation and amortization		2,269
Derivative assets, net of current portion		5,114
Other assets		344
Total assets	$	20,401

Liabilities and member's equity

Current liabilities:		
Accounts payable and other liabilities	$	138
Accrued compensation payable		280
Deferred transaction revenues		813
Total current liabilities		1,231
Total liabilities		1,231
Member’s equity:		
Share capital and contributed surplus		6,481
Accumulated surplus		12,689
Total equity		19,170
Total liabilities and member’s equity	$	20,401

The Bermuda Stock Exchange
Statement of Income (Unaudited)
For the year ended December 31, 2025 (dollars in thousands)

Revenues:		
Transaction and clearing fees	$	254
Access fees		162
Market data fees		319
Other revenue		2,624
Total revenues		3,359
Operating expenses:		
Compensation and benefits		2,316
Information technology and communication costs		294
Depreciation and amortization		525
Occupancy costs		544
Professional fees and outside services		741
Marketing and business development		87
General, administrative, and other		249
Total operating expenses		4,756
Operating loss		(1,397)
Non-operating income (expense):		
Loss on sale of intangible asset		(2,054)
Unrealized loss on derivative assets		(54,915)
Other, net		(62)
Net loss	$	(58,428)

LedgerX LLC d/b/a MIAX Derivatives Exchange

Financial Statements (Unaudited)

As of and for the year ended December 31, 2025

LedgerX LLC d/b/a MIAX Derivatives Exchange
Statement of Financial Condition (Unaudited)
December 31, 2025 (dollars in thousands)

Assets

Current assets:		
Cash and cash equivalents	$	18,725
Participant margin deposits		1,511
Other current assets		221
Total current assets		20,457
Total assets	$	20,457

Liabilities and member's equity

Current liabilities:		
Accounts payable and other liabilities	$	101
Accrued compensation payable		1,147
Participant margin deposits		1,511
Total current liabilities		2,759
Due to Miami International Holdings, Inc.		13,305
Total liabilities		16,064
Member’s equity:		
Total member’s equity		4,393
Total liabilities and member’s equity	$	20,457

LedgerX LLC d/b/a MIAX Derivatives Exchange
Statement of Income (Unaudited)
For the year ended December 31, 2025 (dollars in thousands)

Revenues:	
Transaction and clearing fees	$ 253
Other revenue	597
Total revenues	850
Operating expenses:	
Compensation and benefits	6,979
Information technology and communication costs	1,443
Occupancy costs	9
Professional fees and outside services	799
General, administrative, and other	605
Total operating expenses	9,835
Operating loss	(8,985)
Non-operating income:	
Interest income	373
Other, net	362
Net loss	$ (8,250)

MIAX Futures Exchange, LLC

(Formerly known as Minneapolis Grain Exchange, LLC)

Financial Statements (Unaudited)

As of and for the year ended December 31, 2025

MIAX Futures Exchange, LLC
Statement of Financial Condition (Unaudited)
December 31, 2025 (dollars in thousands)

Assets

Current assets:		
Cash and cash equivalents	$	20,645
Accounts receivable, net		804
Restricted cash		6,005
Clearing house performance bonds and guarantee funds		70,078
Other current assets		304
Total current assets		97,836
Investment in third parties		1,580
Total assets	$	99,416

Liabilities and member's equity

Current liabilities:		
Accounts payable and other liabilities	$	786
Accrued compensation payable		953
Deferred transaction revenues		1,499
Clearing house performance bonds and guarantee funds		70,078
Total current liabilities		73,316
Due to Miami International Holdings, Inc.		775
Total liabilities		74,091
Member’s equity:		
Total member’s equity		25,325
Total liabilities and member’s equity	$	99,416

MIAX Futures Exchange, LLC
Statement of Income (Unaudited) and Member's Equity
For the year ended December 31, 2025 (dollars in thousands)

Revenues:	
Transaction and clearing fees	$ 9,353
Market data fees	3,203
Other revenue	3,160
Total revenues	15,716
Cost of Revenues:	
Liquidity payments	2,032
Brokerage, clearing, and exchange fees	1,766
Other cost of revenues	2,370
Total cost of revenues	6,168
Revenues less cost of revenues	9,548
Operating expenses:	
Compensation and benefits	6,052
Information technology and communication costs	207
Depreciation and amortization	32
Occupancy costs	235
Professional fees and outside services	631
Marketing and business development	104
General, administrative, and other	1,216
Total operating expenses	8,477
Operating income	1,071
Non-operating income (expense):	
Interest income	411
Interest expense	(111)
Net income	$ 1,371

M 402 Holdings, LLC

Financial Statements (Unaudited)

As of and for the year ended December 31, 2025

M 402 Holdings, LLC
Statement of Financial Condition (Unaudited)
December 31, 2025 (dollars in thousands)

Assets

Investment in subsidiaries	$	111,031
Total assets	$	111,031

Liabilities and member's equity

Member’s equity:		
Total member’s equity		111,031
Total liabilities and member’s equity	$	111,031

M 7 Holdings, LLC

Financial Statements (Unaudited)

As of and for the year ended December 31, 2025

M 7 Holdings, LLC
Statement of Financial Condition (Unaudited)
December 31, 2025 (dollars in thousands)

Assets

Investment in subsidiaries	$	45,101
Total assets	$	45,101

Liabilities and member's equity

Member’s equity:		
Total member’s equity	$	45,101
Total liabilities and member’s equity	$	45,101

Miami International Technologies, LLC

Financial Statements (Unaudited)

As of and for the year ended December 31, 2025

Miami International Technologies, LLC
Statement of Financial Condition (Unaudited)
December 31, 2025 (dollars in thousands)

Assets

Current assets:		
Accounts receivable, net	$	56
Total current assets		56
Total assets	$	56

Liabilities and member's deficit

Due to Miami International Holdings, Inc.	$	26,142
Total liabilities		26,142
Member's deficit:		
Total member's deficit		(26,086)
Total liabilities and member's deficit	$	56

Miami International Technologies, LLC
Statement of Income (Unaudited)
For the year ended December 31, 2025 (dollars in thousands)

Revenues:		
Other revenue	$	1,026
Total revenues		1,026
Operating expense:		
Compensation and benefits		3,228
Information technology and communication costs		288
Occupancy costs		67
Professional fees and outside services		552
General, administrative, and other		78
Total operating expenses		4,213
Operating loss		(3,187)
Non-operating income:		
Interest income		2
Net loss	$	(3,185)

MIH East Holdings, Limited

Financial Statements (Unaudited)

As of and for the year ended December 31, 2025

MIH East Holdings, Limited
Statement of Income (Unaudited)
For the year ended December 31, 2025 (dollars in thousands)

Revenues:	$ -
Total revenues	-
Operating expenses:	
Professional fees and outside services	32
General, administrative, and other	13
Total operating expenses	45
Operating loss	(45)
Non-operating income:	
Interest income	24
Unrealized gain on equity investment	9,574
Income before income tax provision	9,553
Income tax expense	(3)
Net income	$ 9,550

MGEX Real Estate Holdings, LLC

Financial Statements (Unaudited)

As of and for the year ended December 31, 2025

MGEX Real Estate Holdings, LLC
Statement of Financial Condition (Unaudited)
December 31, 2025 (dollars in thousands)

Assets

Current assets:		
Cash and cash equivalents	$	535
Accounts receivable, net		10
Other current assets		40
Total current assets		585
Fixed assets, net of depreciation and amortization		5,971
Other assets		124
Total assets	$	6,680

Liabilities and member's equity

Current liabilities:		
Accounts payable and other liabilities	$	249
Accrued compensation payable		84
Deferred transaction revenues		47
Total current liabilities		380
Due to Miami International Holdings, Inc.		55
Total liabilities		435
Member's equity:		
Total member's equity		6,245
Total liabilities and member's equity	$	6,680

MGEX Real Estate Holdings, LLC
Statement of Income (Unaudited)
For the year ended December 31, 2025 (dollars in thousands)

Revenues:	
Other revenue	$ 1,491
Total revenues	1,491
Operating expenses:	
Compensation and benefits	581
Information technology and communication costs	35
Depreciation and amortization	814
Occupancy costs	1,930
Professional fees and outside services	56
Marketing and business development	18
General, administrative, and other	2,969
Total operating expenses	6,403
Operating loss	(4,912)
Interest income	1
Net loss	$ (4,911)

M 9 Holdings, LLC

Financial Statements (Unaudited)

As of and for the year ended December 31, 2025

M 9 Holdings, LLC
Statement of Financial Condition (Unaudited)
December 31, 2025 (dollars in thousands)

Assets	
Current assets:	
Total current assets	$ -
Total assets	$ -
Liabilities and member's deficit	
Current liabilities:	
Total current liabilities	$ -
Due to Miami International Holdings, Inc.	117,092
Total liabilities	117,092
Member's deficit:	
Total member's deficit	(117,092)
Total liabilities and member's deficit	$ -

M 9 Holdings, LLC
Statement of Income (Unaudited)
For the year ended December 31, 2025 (dollars in thousands)

Revenues:	
Other revenue	$ 1,169
Total revenues	1,169
Operating expenses:	
Compensation and benefits	28,903
Information technology and communication costs	12,386
Occupancy costs	1,629
Professional fees and outside services	176
Marketing and business development	987
General, administrative, and other	1,806
Total operating expenses	45,887
Operating loss	(44,718)
Net loss	$ (44,718)

MIAX Global Derivatives, LLC

(Formerly known as Futures Holdco, LLC)

Financial Statements (Unaudited)

As of and for the year ended December 31, 2025

MIAX Global Derivatives, LLC
Statement of Financial Condition (Unaudited)
December 31, 2025 (dollars in thousands)

Assets

Investment in subsidiaries	$ 156,133
Total assets	$ 156,133

Liabilities and member's deficit

Member's deficit:	
Total member's deficit	$ 156,133
Total liabilities and member's deficit	$ 156,133

Miami International Holdings, Inc.

Financial Statements (Unaudited)

As of and for the year ended December 31, 2025

Miami International Holdings, Inc.
Statement of Financial Condition (Unaudited)
December 31, 2025 (dollars in thousands)

Assets

Current assets:		
Cash and cash equivalents	$	352,703
Assets held for sale		40,976
Other current assets		23,773
Total current assets		417,452
Investment in third parties		17,600
Investment in subsidiaries		113,666
Fixed assets, net of depreciation and amortization		38,448
Internally developed software, net of amortization		34,758
Goodwill		62,211
Other intangible assets, net		170,774
Other assets		15,098
Total assets	$	870,007

Liabilities and stockholders' equity

Current liabilities:		
Accounts payable and other liabilities	$	12,480
Accrued compensation payable		35,747
Current portion of long-term debt		1,508
Liabilities held for sale		2,758
Total current liabilities		52,493
Due to affiliates		18,218
Deferred income taxes		22,386
Other non-current liabilities		17,602
Total liabilities		110,699
Stockholders' equity:		
Common stock		86
Common stock in treasury		(8,232)
Additional paid-in capital		1,522,143
Accumulated deficit		(754,097)
Accumulated other comprehensive loss, net		(592)
Total stockholders' equity		759,308
Total liabilities and stockholders' equity	$	870,007

Miami International Holdings, Inc.
Statement of Income (Unaudited)
For the year ended December 31, 2025 (dollars in thousands)

Revenues:	
Other revenue	$ 26,060
Total revenues	26,060
Operating expenses:	
Compensation and benefits	34,683
Information technology and communication costs	3,197
Depreciation and amortization	27,594
Occupancy costs	1,255
Professional fees and outside services	21,534
Marketing and business development	540
Acquisition-related costs	2,901
General, administrative, and other	7,267
Total operating expenses	98,971
Operating loss	(72,911)
Non-operating income (expense):	
Change in fair value of puttable common stock	(2,229)
Change in fair value of puttable warrants issued with debt	(1,172)
Interest income	6,707
Interest expense and amortization of debt issuance costs	(12,775)
Loss on debt extinguishment	(107,656)
Other, net	8,985
Loss before income tax provision	(181,051)
Income tax expense	(485)
Net loss	$ (181,536)

The International Stock Exchange Authority Limited

Financial Statements (Unaudited)

As of and for the year ended December 31, 2025

The International Stock Exchange Authority Limited
Statement of Financial Condition (Unaudited)
December 31, 2025 (dollars in thousands)

Assets

Current assets:		
Cash and cash equivalents	$	11,174
Accounts receivable, net		2,665
Other current assets		151
Total current assets		13,990
Total assets	$	13,990

Liabilities and stockholder’s equity

Current liabilities:		
Accounts payable and other liabilities	$	420
Deferred transaction revenues		6,790
Total current liabilities		7,210
Due to Miami International Holdings, Inc.		1,188
Other non-current liabilities		504
Total liabilities		8,902
Stockholder’s equity:		
Additional paid-in capital		760
Retained earnings		4,343
Accumulated other comprehensive loss, net		(15)
Total stockholder’s equity		5,088
Total liabilities and stockholder’s equity	$	13,990

The International Stock Exchange Authority Limited
Statement of Income (Unaudited)
For the year ended December 31, 2025 (dollars in thousands)

Revenues:	
Other revenue	$ 11,329
Total revenues	11,329
Cost of revenues:	
Other cost of revenues	8,500
Total cost of revenues	8,500
Revenues less cost of revenues	2,829
Operating expenses:	
Compensation and benefits	871
Professional fees and outside services	195
Marketing and business development	3
General, administrative, and other	204
Total operating expenses	1,273
Operating income	1,556
Non-operating income:	
Interest income	165
Income before income tax provision	1,721
Income tax expense	(262)
Net income	$ 1,459

The International Stock Exchange Group Limited

Financial Statements (Unaudited)

As of and for the year ended December 31, 2025

The International Stock Exchange Group Limited
Statement of Financial Condition (Unaudited)
December 31, 2025 (dollars in thousands)

Assets

Current assets:		
Cash and cash equivalents	$	10,526
Other current assets		511
Total current assets		11,037
Due from affiliates		1,263
Investment in subsidiaries		672
Fixed assets, net of depreciation and amortization		90
Internally developed software, net of amortization		1,410
Other assets		497
Total assets	$	14,969

Liabilities and stockholder's equity

Current liabilities:		
Accounts payable and other liabilities	$	1,192
Total current liabilities		1,192
Due to Miami International Holdings, Inc.		154
Other non-current liabilities		297
Total liabilities		1,643
Stockholder's equity:		
Additional paid-in capital		7,492
Retained earnings		5,873
Accumulated other comprehensive loss, net		(39)
Total stockholder's equity		13,326
Total liabilities and stockholder's equity	$	14,969

The International Stock Exchange Group Limited
Statement of Income (Unaudited)
For the year ended December 31, 2025 (dollars in thousands)

Revenues:	
Other revenue	$ 8,500
Total revenues	8,500
Cost of revenues:	
Other cost of revenues	-
Total cost of revenues	-
Revenues less cost of revenues	8,500
Operating expenses:	
Compensation and benefits	2,366
Information technology and communication costs	346
Depreciation and amortization	203
Occupancy costs	257
Professional fees and outside services	379
Marketing and business development	229
General, administrative, and other	220
Total operating expenses	4,000
Operating income	4,500
Non-operating income:	
Interest income	140
Income before income tax provision	4,640
Income tax expense	(700)
Net income	$ 3,940

MIAX Global LLC

Financial Statements (Unaudited)

As of and for the year ended December 31, 2025

MIAX Global LLC
Statement of Financial Condition (Unaudited)
December 31, 2025 (dollars in thousands)

Assets

Investment in subsidiaries	$	109,609
Total assets	$	109,609

Liabilities and member's equity

Member’s equity:		
Total member’s equity	$	109,609
Total liabilities and member’s equity	$	109,609

MIAX PEARL, LLC

Financial Statements

As of and for the year ended December 31, 2025

(with Independent Auditors' Report Thereon)

MIAX PEARL, LLC

TABLE OF CONTENTS

KPMG LLP
Two Manhattan West
375 9th Avenue, 17th Floor
New York, NY 10001

Independent Auditors' Report

To the Member and Board of Directors of
MIAX Pearl, LLC:

Opinion

We have audited the financial statements of MIAX Pearl, LLC (the Company), which comprise the statement of financial condition as of December 31, 2025, and the related statements of income and changes in member's deficit, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

KPMG LLP

New York, New York
June 5, 2026

MIAX PEARL, LLC
Statement of Financial Condition
December 31, 2025 (dollars in thousands)

Assets

Current assets:		
Cash and cash equivalents	$	3,347
Accounts receivable		18,128
Other current assets		273
Total current assets		21,748
Notes receivable, net		19,687
Other assets		1,000
Total assets	$	42,435

Liabilities and Member's Deficit

Current liabilities:		
Accounts payable and other liabilities	$	9,166
Deferred transaction revenue		137
Total current liabilities		9,303
Due to Miami International Holdings, Inc.		87,598
Total liabilities		96,901
Commitments and contingencies (Note 6)		
Member's deficit		(54,466)
Total liabilities and member's deficit	$	42,435

See accompanying notes to financial statements.

MIAX PEARL, LLC
Statement of Income and Changes in Member's Deficit
Year Ended December 31, 2025 (dollars in thousands)

Revenues:		
Transaction fees	$	353,366
Access fees		33,687
Market data fees		13,607
Other revenue		173
Total revenues		400,833
Cost of revenues:		
Liquidity payments		296,387
Brokerage and exchange fees		1,310
Section 31 fees		16,373
Total cost of revenues		314,070
Revenues less cost of revenues		86,763
Operating expenses:		
Compensation and benefits		32,928
Information technology and communication costs		19,200
Occupancy costs		1,533
Professional fees and outside services		6,204
Marketing and business development		340
General, administrative, and other		2,947
Total operating expenses		63,152
Operating income		23,611
Non-operating income:		
Interest income		625
Net income	$	24,236
Member's deficit at beginning of year	$	(78,702)
Net income		24,236
Member's deficit at end of year	$	(54,466)

See accompanying notes to financial statements.

MIAX PEARL, LLC
Statement of Cash Flows
Year Ended December 31, 2025 (dollars in thousands)

Cash flow from operating activities:		
Net income	$	24,236
Changes in operating assets and liabilities:		
Accounts receivable		7,737
Notes receivable		4,360
Other assets		(15)
Accounts payable and other liabilities		(19,966)
Deferred transaction revenue		51
Net cash provided by operating activities		16,403
Cash flow from financing activities:		
Due to Miami International Holdings, Inc.		(30,716)
Net cash used in financing activities		(30,716)
Decrease in cash and cash equivalents		(14,313)
Cash and cash equivalents at beginning of year		17,660
Cash and cash equivalents at end of year	$	3,347
Supplemental disclosure of cash flow information:		
Cash paid for taxes	$	-
Cash paid for interest	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

MIAX Pearl, LLC ("MIAX Pearl" or the "Company") is a wholly owned subsidiary of Miami International Holdings, Inc. (the "Parent" or "MIH"), and provides a marketplace for the trading of options and cash equities products for its exchange members.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent and other affiliated subsidiaries of the Parent to the Company as disclosed. See Note 5 - Related Party Transactions for more information on related party transactions.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company's operations are funded by its Parent through a centralized treasury function. Cash and cash equivalents include cash and amounts due from banks and interest-bearing bank balances. The Company places its cash and cash equivalents with financial institutions and at times, cash held in bank accounts may exceed the Federal Deposit Insurance Corporation insurance limit. The Company monitors its risk of loss associated with such balances and deems the risk of loss to be remote. The carrying values of the Company's cash and cash equivalents approximates fair value. The Company did not have any restricted cash as of December 31, 2025.

Accounts Receivable

Accounts receivable are concentrated with the Company's member firms and market data distributors and are primarily collected through the Options Clearing Corporation ("OCC") and the National Securities Clearing Corporation ("NSCC"). Transaction fees are netted against the liquidity payments for each member firm and the balance owed from a member firm is recognized as accounts receivable, net if the amount is to be received and as accounts payable and other liabilities if the amount is owed to the member firm. Management evaluates the Company's accounts receivables periodically and determines an appropriate allowance for uncollectible accounts receivable using an aging schedule. The aging schedule applies loss rates based on historical loss information and as deemed necessary, is adjusted for the difference in the nature of the receivables that exist at the reporting date from the historical period. In circumstances where a specific member firm's inability to meet its financial obligations is probable, the Company records a provision for uncollectible accounts against the member firm's receivable. Due to the short-term nature of the accounts receivable, changes in future economic conditions are not expected to have a significant impact on the expected credit losses.

Due to Miami International Holdings, Inc.

The majority of all of the Company's expenditures to date have been funded by the Parent. In certain instances the Parent's other wholly owned subsidiaries may incur certain expenditure on behalf of the Company. Expenses incurred by the Company are settled on its behalf by the Parent or the Parent's other wholly owned subsidiaries and allocated through intercompany charges and are net settled with the Parent resulting in payables due to Miami International Holdings, Inc. See Note 5 - Related Party Transactions for more information on related party transactions.

Management has determined that substantially all costs, other than direct financing and other financing related costs, for the build out of a marketplace for the trading of options and cash equities, are primarily attributable to the Company and its affiliates including Miami International Securities Exchange, LLC ("MIAX Options"), MIAX Emerald, LLC ("MIAX Emerald") and MIAX Sapphire, LLC ("MIAX Sapphire"). The Company's allocated portion of costs are included in the accompanying statement of income and changes in member's deficit. The Company considers changes in Due to Miami International Holdings Inc., to be financing activity for purposes of the statement of cash flows.

Revenue Recognition

The Company generates revenues by assessing fees to its member firms for the services it renders, which include providing access to its exchanges, enabling transaction-based trading on its exchanges, and providing access to various market data. Revenue for the Company's services is recognized as control of the services are transferred to the customer. The amount recognized is the amount that reflects the consideration the Company expects to be entitled to in exchange for its services.

The Company determines the transaction price at the outset of the arrangement based on the contractual and payment terms associated with the transaction. The typical term for the Company's contracts with customers ranges from the time it takes to complete a single transaction to one month, depending on the service being provided. Customers are usually billed each month in arrears with standard payment terms, although the Company does occasionally bill customers in advance. Fees associated with each contract are fixed within the month in which the service is provided.

The Company assesses the services promised in the contracts with customers and identifies a performance obligation for each promise to transfer to the customer a service that is distinct—i.e., if such service is separately identifiable and if a customer can benefit from it on its own or with other resources that are readily available to the customer.

Transaction fees: Transaction fees represent fees the Company charges to its exchange member firms, as customers, for the performance obligation of executing a trade on the Company's exchange. These fees can be variable based on trade volume tiered discounts; however, as all tiered discounts are calculated monthly, the actual discount is recorded on a monthly basis in accordance with the Company's published fee schedules. Transaction fees are recorded as transactions occur on a trade-date basis.

Tiered discounts are offered to customers based on the amount of trades that are executed on the Company's exchange. As these are volume driven, they reduce the transaction price and are recorded net in transaction fees on the statement of income and changes in member's deficit. Liquidity payments paid for certain customer transactions are accounted for as consideration payable to a customer and are recorded separately as liquidity payments, which are classified within cost of revenue in the statement of income and changes in member's deficit.

Transaction fees also result in regulatory fees. Regulatory fees include the options regulatory fee ("ORF") and Section 31 fees. ORF is in place to fund the Company's regulatory oversight function of the exchange marketplace and is determined based on the number of customer contracts and cannot be used for non-regulatory purposes. Section 31 fees are transaction fees charged by the SEC to the exchanges. The Section 31 fees charged to customers are based on the fee set by the SEC per notional value of transactions executed on the Company's securities markets and are calculated and billed monthly. The Section 31 fee collected by the Company is ultimately payable to the

SEC, and is therefore classified within cost of revenues in the accompanying statement of income and changes in member's deficit. Beginning on May 14, 2025, the rate was reduced from $27.80 per million for covered sales to a rate of $0.00 per million. This reduction was a temporary adjustment with the fee reverting to a new rate once legislation for fiscal year 2026 appropriation was enacted. On February 27, 2026, the SEC announced that starting on April 4, 2026, the new fee rates would be set at $20.60 per million for covered sales.

Access fees: Access fees include allowing the customer to connect its network to one of the Company's exchanges for a specified period of time. Fees for these services are assessed to exchange members for the opportunity to trade and use other related functions of the exchanges. Access fees are billed monthly in accordance with the published fee schedule and recognized during the period the service is provided which is generally one month.

Market data fees: Market data fees include making market data available to customers either through direct subscriptions or through the Company's participation in the U.S. Tape Plans, including the Options Price Reporting Authority ("OPRA"), the Unlisted Trading Privileges Plan ("UTP") and the Consolidated Tape Association Plan ("CTA"). Market data revenue includes distributions from the U.S. Tape Plans, which is distributed based upon each individual exchange's market share of U.S. volume, trades, and/or quotes. Market data revenue also includes market data revenue earned from the sale of proprietary market data directly to the customer on a subscription basis. Market data revenue is recognized in the period the data is provided.

Consideration payable to a customer: As discussed in the transaction fees section above, liquidity payments are accounted for as consideration payable to a customer and are recorded separately as liquidity payments within cost of revenues in the statement of income and changes in member's deficit in the period in which the payment is earned by the customer and the payment is provided.

Concentration of revenue: For the year ended December 31, 2025, three customers each accounted for at least 10% of the Company's total revenue and, in the aggregate, represented 43% of total revenue. No customer is contractually or otherwise obligated to continue to use the Company's services. The loss of, or a significant reduction of, participation by these customers may have a material adverse effect on the Company's business, financial position, results of operations and cash flows.

Deferred transaction revenue: Deferred transaction revenue consists of prepaid transaction and non-transaction fees which are recognized as revenue when earned.

Income Taxes

The Company is a disregarded entity for income tax purposes. Under ASU 2019-12 Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, disregarded entities are not required to report income tax in their separate financial statements. The Company may elect to allocate current and deferred tax expense from its consolidated parent entity in its separate financial statements, as long as the legal entity is not subject to tax and is disregarded by the taxing authority. The Company has not made such an election.

Segment Reporting

The Company reports its results of operations through the following two business segments – Options and Equities. The following is a brief description of the primary business activities of the Company's two reportable operating segments:

Options – The Options segment includes listed options on the stocks of individual corporations ("equity options") and options on exchange-traded products ("ETPs"), such as exchange-traded funds ("ETFs"), which are "multi-listed" options and listed on a non-exclusive basis. These options trade on the Company's exchange, a U.S. national security exchange. The Options segment also includes applicable market data revenue generated from the consolidated tape plans, the licensing of proprietary options market data, and access services.

Equities – The Equities segment includes listed US equities and ETP transaction services that occur on the Company's exchange. The Equities segment also includes applicable market data revenue generated from the consolidated tape plans, the licensing of proprietary equities market data and access services.

The Company's chief operating decision maker is its Chief Executive Officer who manages business operations, evaluates performance and allocates resources based on the segments net revenues (revenues less cost of revenues) and operating income. Revenues, cost of revenues and operating expenses are recorded specifically in the segment in which they are earned or to which they relate. The accounting policies used to measure the financial results of the segments are the same as the significant accounting policies described herein.

Recent Accounting Pronouncements

Recent Accounting Pronouncements – Adopted

The Company did not adopt any new accounting pronouncements during the year ended December 31, 2025 that had a material impact on its financial statements.

Recent Accounting Pronouncements - Not yet Adopted

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures. ASU 2024-03 amends ASC 220, Comprehensive Income to expand income statement expense disclosures and require disclosure in the notes to the financial statements of specified information about certain costs and expenses. ASU 2024-03 is required to be adopted for fiscal years commencing after December 15, 2026 with early adoption permitted. The Company expects to adopt the update for the annual financial statements issued for the year ending December 31, 2027 and is currently evaluating the impact of adopting the standard on the financial statements.

In December 2025, the FASB issued ASU 2025-12, Codification Improvements which makes improvements to the Accounting Standards Codification ("ASC") for a broad range of Topics arising from technical corrections, unintended application of the Codification, clarifications, and other minor improvements. This update is effective for annual reporting periods beginning after December 15, 2026. The Company is currently evaluating the impact of adopting this standard on the financial statements.

3. NOTES RECEIVABLE, NET

The notes receivable relates to the Consolidated Audit Trail ("CAT"), which involves the creation of an audit trail to enhance regulators' ability to monitor trading activities in the U.S. markets through a phased implementation. The funding for the development and operation of the CAT was provided by the Self-Regulatory Organizations ("SROs"), which include the Company's exchange and by broker-dealers in exchange for promissory notes, a portion of which are expected to be repaid by Consolidated Audit Trail, LLC ("CAT LLC").

In 2016, the SEC approved a plan to establish CAT to improve regulators' ability to monitor trading activity. The Company's exchange is a participant in the CAT NMS Plan, which governs the collection, consolidation, and retention of all information reported to CAT pursuant to Securities Exchange Act of 1934, as amended (the "Exchange Act") Rule 613 for securities listed on the Company's exchange. In 2018, the first phase of CAT went live and required SRO participants to begin reporting to the CAT. The SRO participants jointly own a limited liability company, CAT LLC, which conducts the activities of the CAT. Implementation and operation of the CAT has resulted in significant expenditures by the Company's exchange.

On September 6, 2023, the SEC approved a revised funding model ("2023 Funding Order"), called the "Executed Share Model," for the SRO participants and the industry to share CAT costs. The Executed Share Model established a framework that SRO plan participants may use to recover the costs to create, develop, and maintain the CAT, as well as a method for allocating CAT costs among the SRO participants and the industry. Prior to the effectiveness of the Executed Share Model, funding was provided solely by the SROs, partly in exchange for promissory notes.

Under the Executed Share Model, the SRO participants were able to submit filings pursuant to Section 19(b) of the Exchange Act to impose fees on the industry members. Details of the fees, including the budgeted prospective CAT costs and certain of the costs previously covered entirely by the SRO participants, were required to be provided in those Section 19(b) filings. On October 17, 2023, the 2023 Funding Order was challenged in the 11th Circuit U.S. Court of Appeals ("11th Circuit").

In August 2024, the SRO participants submitted filings with the SEC to recoup certain historical CAT costs incurred prior to January 1, 2022, and prospective CAT costs from July 26, 2024, through December 31, 2024. In December 2024, the SROs submitted filings with the SEC to recoup certain prospective CAT costs from January 1, 2025, through June 30, 2025. In June 2025, the SROs submitted filings with the SEC to recoup certain prospective CAT costs from July 1, 2025, through December 31, 2025. On July 25, 2025, the 11th Circuit issued an opinion that the Executed Share Model is arbitrary and in violation of the Administrative Procedures Act. The 11th Circuit thus vacated the 2023 Funding Order, stayed the decision for sixty days after issuance of the mandate, and remanded the matter to the SEC for further proceedings consistent with their opinion.

On September 5, 2025, CAT LLC filed with the SEC a proposed amendment to implement a revised funding model (the "Amendment"). On November 21, 2025, the SEC issued an order instituting proceedings to determine whether to approve or disapprove the Amendment. On March 16, 2026, the SEC approved the proposed revised funding model addressing the 11th Circuit's concerns and limited the funding model's operation to two years while the SEC conducts a comprehensive review of the CAT. The SEC's approval order also requires that historical costs must be recouped over a period of two to five years. That means historical costs cannot be fully recouped if the collection period is shortened beyond the approval order's two-year limitation. On April 1, 2026, CAT LLC issued fee alerts announcing its intent to establish CAT fees consistent with the SEC's approval order; these fees will apply to May 2026 trading activity, with bills due in July 2026. In late April 2026, the Company's exchanges filed proposals with the SEC to adopt fees consistent with the SEC's approval order and the fee alerts issued by CAT LLC. These fee proposals were effective May 1, 2026.

On March 25, 2026, petitioners American Securities Association and Citadel Securities LLC filed a new petition for review in the 11th Circuit of the SEC's approval of the CAT's revised funding model. If the new petition is successful, the Company's exchange could be required to stop charging both historical and prospective CAT fees. As a result, the SROs, including the Company's exchange, may continue to incur significant costs and not be reimbursed for prospective and historical CAT costs.

On September 30, 2025, the SEC issued an order allowing the SRO participants to reduce CAT operating costs while retaining the CAT's core regulatory functionality. On December 18, 2025, CAT LLC filed with the SEC a proposed amendment to further reduce CAT operating costs. On March 27, 2026, the SEC approved this proposed amendment.

On April 16, 2024, certain plaintiffs petitioned the United States District Court for the Western District of Texas Waco Division to completely shut down CAT based on constitutional grounds ("Waco Case"). The Waco Case was stayed until January 15, 2026. On January 15, 2026, certain of the defendants motioned the court to continue the stay until July 2026, which plaintiffs oppose. The Waco Case is still pending, and may result in the CAT SRO participants being unable to recoup any CAT costs, as well as incurring addition costs related to CAT.

The following table presents the change in the notes receivable, net of allowance for the notes receivable as of December 31, 2025 (in thousands):

Balance at January 1, 2025	$	24,047
Notes issued, net of allowance for credit losses		-
Repayments		(4,360)
Balance at December 31, 2025	$	19,687

The allowance for notes receivable associated with CAT is calculated primarily based on the structure of the notes and potential outcomes under the CAT funding model.

The following represents the change in allowance for notes receivable for the year ended December 31, 2025 (in thousands):

Balance at January 1, 2025	$	12,216
Provision for uncollectible amount		-
Write-offs charged against the allowance		-
Recoveries collected		-
Balance at December 31, 2025	$	12,216

4. ACCOUNTS PAYABLE AND OTHER LIABILITIES

The following table presents the components of accounts payable and other liabilities as at December 31, 2025 (in thousands):

Liquidity payments payable	$	7,951
Accounts payable and other		1,215
Accounts payable and other liabilities	$	9,166

5. RELATED PARTY TRANSACTIONS

The Company utilizes assets and incurs certain liabilities that are held at the Parent level. Substantially all expenses of the Company are settled by the Parent and are charged to the Company, at cost, through intercompany charges. Similar results may not be achievable on an arm's length basis.

The following table presents the Company's allocation of expenses from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2025 (in thousands):

Compensation and benefits	$	32,928
Information technology and communication costs		19,200
Occupancy costs		1,533
Professional fees and outside services		4,344
Marketing and business development		340
General, administrative, and other		1,551
Total operating expenses	$	59,896

6. COMMITMENTS AND CONTINGENCIES

Claims and Litigation

Nasdaq

On September 1, 2017, Nasdaq, Inc. ("Nasdaq") together with its subsidiaries Nasdaq ISE, LLC and FTEN, Inc., filed an action against Miami International Holdings, Inc., Miami International Securities Exchange, LLC, MIAX Pearl, LLC and Miami International Technologies, LLC in the U.S. District Court for the District of New Jersey (the "Court") alleging infringement of seven patents and trade secret misappropriation relating to electronic trading technology and platforms. MIH subsequently filed seven petitions before the Patent Trial and Appeal Board ("PTAB") at the United States Patent and Trademark Office ("USPTO") challenging the validity of the asserted patents. The Court proceeding was stayed in December 2018, pending resolution of the PTAB proceedings. The Court dismissed with prejudice one of the asserted patents from the Court action, and MIH withdrew its petition at the PTAB. All claims asserted by Nasdaq against MIH under the remaining six patents at issue were invalidated by the PTAB in 2019 (the "PTAB Final Written Decisions"). On June 7, 2022, the USPTO Director denied Nasdaq's request for Director review of the PTAB Final Written Decisions.

On August 31, 2021, MIH filed an Answer and Counterclaims in the Court (the "MIH's Answer"). MIH's Answer included denials of infringement and trade secret misappropriation and counterclaims by MIH, including claims for antitrust violations, patent misuse, sham litigation, and fraud on the USPTO in procuring the asserted patents. MIH is seeking attorneys' fees and costs and such other relief as the Court may find to be just and proper. On June 21, 2022, Nasdaq waived its right to appeal the PTAB's Final Written Decisions, Nasdaq's patent infringement claims were dismissed with prejudice, and the stay in the Court matter was lifted. MIH filed an Amended Answer and Counterclaims on August 5, 2022. The Amended Counterclaims added claims of fraud on the patent office and Lanham Act violations. On July 25, 2023, the Court denied a motion by MIH to dismiss Nasdaq's remaining trade secret claims and also denied a motion by Nasdaq to dismiss MIH's counterclaims. The Court granted Nasdaq's motion to stay and bifurcate MIH's counterclaims.

The parties each filed motions for summary judgment and motions to exclude certain expert witnesses. On September 29, 2025, the Court denied Nasdaq's and MIH's respective motions for summary judgment, as well as the parties' motions to exclude certain experts. The Court granted Nasdaq's motion to bifurcate MIH's equitable defenses. Subsequently, the Court directed the parties to re-initiate discovery on MIH's counterclaims. The Court further indicated that it intends to preside over one trial with two phases, the first phase addressing Nasdaq's trade secret claims, followed by a second phase in which MIH would present its counterclaims. MIH intends to continue defending its interest in this matter vigorously.

General

As a self-regulatory organization under the jurisdiction of the SEC, the Company is subject to routine reviews and inspections by the SEC. Management does not believe that the outcome of any of these reviews or inspections will have a material impact on the statement of financial condition, the statement of income and changes in member's deficit or cash flows of the Company.

In the normal course of its business, the Company is exposed to asserted and unasserted claims. In the opinion of management, these matters will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

7. SUBSEQUENT EVENTS

The Company has evaluated the possibility of subsequent events existing in the Company's financial statements through June 5, 2026, the date the financial statements were available to be issued. The Company has determined that there are no material events that would require adjustment to or disclosure in the Company's financial statements.

ABN AMRO CLEARING USA LLC

175 West Jackson Blvd., Ste. 2050
Chicago IL 60604
Tele #: (312) 604-8000

Approval Date: 2/6/2017
Membership Activities:
Clearance
International Tele #

SEC #: 8- 34354
CRD #: 14020

AKUNA SECURITIES LLC

333 S. Wabash Avenue, Suite 2600
Chicago IL 60604
Tele #: (312) 994-4640

Approval Date: 4/17/2017
Membership Activities:
Registered Mkt Maker/Order Entry
International Tele #

SEC #: 8- 68957
CRD #: 159041

APEX CLEARING CORPORATION

One Dallas Center
350 N. St. Paul, Suite 1300
Dallas TX 75201
Tele #: (214) 765-1100

Approval Date: 2/6/2017
Membership Activities:
Clearance
International Tele #

SEC #: 8- 23522
CRD #: 13071

BARCLAYS CAPITAL INC.

745 Seventh Avenue
New York NY 10019
Tele #: (212) 526-7000

Approval Date: 2/6/2017
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 41342
CRD #: 19714

BELVEDERE TRADING LLC

10 S. Riverside Plaza, Suite 2100
Chicago IL 60606
Tele #: (312) 893-3750

Approval Date: 9/1/2022
Membership Activities:
Registered Market Maker
International Tele #

SEC #: 8- 66612
CRD #: 132605

BOFA SECURITIES, INC.

One Bryant Park
New York NY 10036
Tele #: (646) 743-2734

Approval Date: 11/1/2018
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 69787
CRD #: 283942

CITADEL SECURITIES LLC

200 South Biscayne Blvd., 33rd Floor
Miami FL 33131
Tele #: (312) 395-2100

Approval Date: 2/6/2017
Membership Activities:
Registered Mkt Maker/Order Entry/Clearance
International Tele #

SEC #: 8- 53574
CRD #: 116797

CITIGROUP GLOBAL MARKETS INC.

Tower Building
388 Greenwich Street
New York NY 10013
Tele #: (212) 816-6000

Approval Date: 5/1/2019
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 8177
CRD #: 7059

CLEAR STREET LLC

55 Broadway
New York NY 10006
Tele #: (646) 738-4066

Approval Date: 4/1/2024
Membership Activities:
Clearance
International Tele #

SEC #: 8- 69972
CRD #: 288933

DASH FINANCIAL TECHNOLOGIES LLC

200 S. Wacker Drive, Ste. 2450
Chicago IL 60606
Tele #: (312) 986-2006

Approval Date: 2/6/2017
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 52503
CRD #: 104031

DRW SECURITIES, L.L.C.

540 West Madison, Ste. 2500
Chicago IL 60661
Tele #: (312) 542-1000

Approval Date: 11/14/2017
Membership Activities:
Market Maker
International Tele #

SEC #: 8- 51241
CRD #: 45908

GLOBAL EXECUTION BROKERS, LP

401 City Avenue, Ste. 200
Bala Cynwyd PA 19004
Tele #: (610) 617-2600

Approval Date: 2/6/2017
Membership Activities:
Order Entry
International Tele #

SEC #: 8- 65878
CRD #: 126407

GOLDMAN SACHS & CO. LLC

200 West Street
New York NY 10282
Tele #: (212) 902-1000

Approval Date: 2/6/2017
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 129
CRD #: 361

GROUP ONE TRADING LLC

425 S. Financial Place - Ste. 3400
Chicago IL 60605
Tele #: (312) 347-8864

Approval Date: 2/6/2017
Membership Activities:
Order Entry
International Tele #

SEC #: 8- 47762
CRD #: 37484

HRT FINANCIAL LP

175 Greenwich Street - 76th Floor
3 World Trade Center
New York NY 10007
Tele #: (212) 293-1444

Approval Date: 4/5/2017
Membership Activities:
Market Maker, Elect. Order Entry
International Tele #

SEC #: 8- 68430
CRD #: 152144

IMC-CHICAGO, LLC D/B/A IMC FINANCIAL MARKETS

233 South Wacker Drive, Ste. 4300
Chicago IL 60606
Tele #: (312) 244-3300

Approval Date: 2/6/2017
Membership Activities:
Registered Market Maker
International Tele #

SEC #: 8- 52600
CRD #: 104143

INSTINET, LLC

Worldwide Plaza
309 West 49th Street
New York NY 10019
Tele #: (212) 310-9500

Approval Date: 2/6/2017
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 23669
CRD #: 7897

INTERACTIVE BROKERS LLC

One Pickwick Plaza - 2nd Floor
Greenwich CT 06830
Tele #: (203) 618-5710

Approval Date: 2/6/2017
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 47257
CRD #: 36418

J.P. MORGAN SECURITIES LLC

383 Madison Avenue	Approval Date: 2/6/2017	SEC #: 8- 35008
New York NY 10179	**Membership Activities:**	CRD #: 79
Tele #: (212) 272-2000	Order Entry & Clearance	
	International Tele #	

JANE STREET CAPITAL, LLC

250 Vesey Street - 5th Floor	Approval Date: 4/2/2018	SEC #: 8- 52275
New York NY 10281	**Membership Activities:**	CRD #: 103782
Tele #: (646) 759-6000	Market Maker/Order Entry	
	International Tele #	

JANE STREET OPTIONS, LLC

250 Vesey Street - 5th Floor	Approval Date: 4/2/2018	SEC #: 8- 66813
New York NY 10281	**Membership Activities:**	CRD #: 134159
Tele #: (646) 759-6000	Registered Mkt Maker/Order Entry	
	International Tele #	

JEFFERIES LLC

520 Madison Avenue - 11th Floor	Approval Date: 2/6/2017	SEC #: 8- 15074
New York NY 10022	**Membership Activities:**	CRD #: 2347
Tele #: (212) 284-2300	Order Entry & Clearance	
	International Tele #	

JUMP TRADING, LLC

600 West Chicago Avenue, Ste. 600	Approval Date: 2/11/2019	SEC #: 8- 52989
Chicago IL 60654	**Membership Activities:**	CRD #: 106124
Tele #: (312) 205-8900	Registered Market Maker	
	International Tele #	

MATRIX EXECUTIONS, LLC

135 S. LaSalle Street, Ste. 3900	Approval Date: 2/6/2017	SEC #: 8- 48255
Chicago IL 60603	**Membership Activities:**	CRD #: 38455
Tele #: (312) 334-8000	Order Entry	
	International Tele #	

MORGAN STANLEY & CO. LLC

1585 Broadway	Approval Date: 2/6/2017	SEC #: 8- 15869
New York NY 10036	**Membership Activities:**	CRD #: 8209
Tele #: (212) 761-4000	Order Entry/Clearance - Elect.	
	International Tele #	

OLD MISSION CAPITAL, LLC

1 N. Dearborn Street - 8th Floor	Approval Date: 6/17/2024	SEC #: 8- 67867
Chicago IL 60602	**Membership Activities:**	CRD #: 146991
Tele #: (312) 260-3052	Market Maker	
	International Tele #	

OPTIMAL MARKET TECHNOLOGIES, LLC

1 World Trade Center, Suite 47M	Approval Date: 6/1/2026	SEC #: 8- 71367
New York NY 10007	**Membership Activities:**	CRD #: 336439
Tele #: (929) 506-5036	Order Entry - Elect.	
	International Tele #	

OPTIVER US LLC

130 E. Randolph Street, Ste. 800
Chicago IL 60601
Tele #: (312) 821-9500

Approval Date: 2/6/2017
Membership Activities:
Registered Market Maker & Order Entry
International Tele #

SEC #: 8- 66083
CRD #: 128030

PERSHING LLC

One Pershing Plaza - 10th Fl.
Jersey City NJ 07399
Tele #: (201) 413-2000

Approval Date: 2/6/2017
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 17574
CRD #: 7560

RQD* CLEARING, LLC

425 South Financial Place - Suite 910B
Chicago IL 60605
Tele #: (312) 692-5000

Approval Date: 2/6/2017
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 66826
CRD #: 134284

SIMPLEX TRADING, LLC

230 So. LaSalle St., Ste. 4-100
Chicago IL 60604
Tele #: (312) 360-2440

Approval Date: 2/6/2017
Membership Activities:
Registered Market Maker & Order Entry
International Tele #

SEC #: 8- 68556
CRD #: 153585

STG SECURITIES LLC

250 West 55th Street
New York NY 10019
Tele #: (646) 868-1720

Approval Date: 11/18/2025
Membership Activities:
Market Maker, Elect.
International Tele #

SEC #: 8- 70947
CRD #: 322438

SUSQUEHANNA INVESTMENT GROUP

401 City Avenue, Ste. 220
Bala Cynwyd PA 19004
Tele #: (610) 617-2600

Approval Date: 3/1/2019
Membership Activities:
Registered Market Maker
International Tele #

SEC #: 8- 37520
CRD #: 33875

SUSQUEHANNA SECURITIES, LLC

401 City Avenue, Ste. 220
Bala Cynwyd PA 19004
Tele #: (610) 617-2600

Approval Date: 3/1/2019
Membership Activities:
Registered Market Maker
International Tele #

SEC #: 8- 47034
CRD #: 35874

TD SECURITIES (USA) LLC

One Vanderbilt Avenue
New York NY 10017
Tele #: (212) 827-7000

Approval Date: 8/20/2025
Membership Activities:
Order Entry/Clearance - Elect.
International Tele #

SEC #: 8- 36747
CRD #: 18476

TWO SIGMA SECURITIES, LLC

100 Avenue of the Americas - 2nd Fl.
New York NY 10013
Tele #: (212) 625-5700

Approval Date: 9/12/2017
Membership Activities:
Registered Market Maker
International Tele #

SEC #: 8- 68090
CRD #: 148960

UBS SECURITIES LLC

11 Madison Avenue
New York NY 10010
Tele #: (203) 719-3000

Approval Date: 2/6/2017
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 22651
CRD #: 7654

VELOCITY CAPITAL LLC

8th Floor
199 Water St
New York NY 10038
Tele #: (732) 848-0093

Approval Date: 7/9/2025
Membership Activities:
Order Entry/Clearance - Elect.
International Tele #

SEC #: 8- 69479
CRD #: 171810

VELOCITY CLEARING, LLC

1301 Route 36 - Suite 109
Hazlet NJ 07730
Tele #: (201) 706-7157

Approval Date: 8/21/2023
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 65894
CRD #: 126588

VIRTU AMERICAS LLC

One Liberty Plaza
165 Broadway
New York NY 10006
Tele #: (800) 544-7508

Approval Date: 10/1/2019
Membership Activities:
Registered Market Maker, Order Entry & Clearance
International Tele #

SEC #: 8- 68193
CRD #: 149823

WEDBUSH SECURITIES INC.

1000 Wilshire Boulevard, Suite 900
ATTN: COMPLIANCE
Los Angeles CA 90017
Tele #: (213) 688-8090

Approval Date: 2/6/2017
Membership Activities:
Clearance
International Tele #

SEC #: 8- 12987
CRD #: 877

WELLS FARGO SECURITIES, LLC

550 South Tryon Street - 6th Floor
D1086-060
Charlotte NC 28202
Tele #: (704) 410-1913

Approval Date: 2/6/2017
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 65876
CRD #: 126292

WOLVERINE EXECUTION SERVICES, LLC

175 W. Jackson Blvd., Ste. 200
Chicago IL 60604
Tele #: (312) 884-4000

Approval Date: 2/6/2017
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 65336
CRD #: 120719

WOLVERINE TRADING, LLC

175 W. Jackson Blvd., Ste. 200
Chicago IL 60604
Tele #: (312) 884-4000

Approval Date: 2/6/2017
Membership Activities:
Registered Market Maker
International Tele #

SEC #: 8- 47484
CRD #: 36848

Total BD Firms 44

ABN AMRO CLEARING USA LLC

175 West Jackson Blvd., Ste. 2050
Chicago IL 60604
Tele #: (312) 604-8000

Approval Date: 9/25/2020
Membership Activities:
Clearance
International Tele #

SEC #: 8- 34354
CRD #: 14020

ARCHIPELAGO SECURITIES LLC

353 North Clark Street, Ste. 3200
Chicago IL 60654
Tele #: (312) 836-6700

Approval Date: 9/25/2020
Membership Activities:
Clearance & Routing Broker
International Tele #

SEC #: 8- 52140
CRD #: 102500

BARCLAYS CAPITAL INC.

745 Seventh Avenue
New York NY 10019
Tele #: (212) 526-7000

Approval Date: 9/25/2020
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 41342
CRD #: 19714

BERNSTEIN INSTITUTIONAL SERVICES LLC

1345 Avenue of the Americas
New York NY 10105
Tele #: (212) 969-1000

Approval Date: 3/8/2024
Membership Activities:
Equities Order Entry
International Tele #

SEC #: 8- 71053
CRD #: 317807

BNP PARIBAS SECURITIES CORP.

787 Seventh Avenue
New York NY 10019
Tele #: (212) 841-2000

Approval Date: 12/7/2020
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 32682
CRD #: 15794

BOFA SECURITIES, INC.

One Bryant Park
New York NY 10036
Tele #: (646) 743-2734

Approval Date: 9/25/2020
Membership Activities:
Market Maker, Order Entry & Clearance
International Tele #

SEC #: 8- 69787
CRD #: 283942

CITADEL SECURITIES LLC

200 South Biscayne Blvd., 33rd Floor
Miami FL 33131
Tele #: (312) 395-2100

Approval Date: 9/25/2020
Membership Activities:
Market Maker, Order Entry & Clearance
International Tele #

SEC #: 8- 53574
CRD #: 116797

CITIGROUP GLOBAL MARKETS INC.

Tower Building
388 Greenwich Street
New York NY 10013
Tele #: (212) 816-6000

Approval Date: 9/25/2020
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 8177
CRD #: 7059

CLEAR STREET LLC

55 Broadway
New York NY 10006
Tele #: (646) 738-4066

Approval Date: 12/10/2021
Membership Activities:
Clearance
International Tele #

SEC #: 8- 69972
CRD #: 288933

DASH FINANCIAL TECHNOLOGIES LLC

	Approval Date: 2/10/2023	SEC #: 8- 52503
200 S. Wacker Drive, Ste. 2450	**Membership Activities:**	CRD #: 104031
Chicago IL 60606	Order Entry	
Tele #: (312) 986-2006	International Tele #	

DRW SECURITIES, L.L.C.

	Approval Date: 9/25/2020	SEC #: 8- 51241
540 West Madison, Ste. 2500	**Membership Activities:**	CRD #: 45908
Chicago IL 60661	Order Entry	
Tele #: (312) 542-1000	International Tele #	

G1 EXECUTION SERVICES, LLC

	Approval Date: 9/25/2020	SEC #: 8- 53174
175 W. Jackson Blvd. - Ste. 1700	**Membership Activities:**	CRD #: 111528
Chicago IL 60604	Order Entry	
Tele #: (312) 362-0404	International Tele #	

GLOBAL EXECUTION BROKERS, LP

	Approval Date: 9/25/2020	SEC #: 8- 65878
401 City Avenue, Ste. 200	**Membership Activities:**	CRD #: 126407
Bala Cynwyd PA 19004	Order Entry	
Tele #: (610) 617-2600	International Tele #	

GOLDMAN SACHS & CO. LLC

	Approval Date: 9/30/2020	SEC #: 8- 129
200 West Street	**Membership Activities:**	CRD #: 361
New York NY 10282	Order Entry & Clearance	
Tele #: (212) 902-1000	International Tele #	

GTS SECURITIES LLC

	Approval Date: 3/1/2022	SEC #: 8- 68126
545 Madison Avenue, 15th Fl.	**Membership Activities:**	CRD #: 149224
New York NY 10022	Order Entry	
Tele #: (212) 715-2830	International Tele #	

HRT FINANCIAL LP

175 Greenwich Street - 76th Floor	Approval Date: 9/25/2020	SEC #: 8- 68430
3 World Trade Center	**Membership Activities:**	CRD #: 152144
New York NY 10007	Market Maker, Order Entry & Clearance	
Tele #: (212) 293-1444	International Tele #	

IEX SERVICES LLC

3 World Trade Center	Approval Date: 9/25/2020	SEC #: 8- 69280
175 Greenwich Street - 58th Floor	**Membership Activities:**	CRD #: 167872
New York NY 10007	Order Entry	
Tele #:	International Tele #	

IMC-CHICAGO, LLC D/B/A IMC FINANCIAL MARKETS

	Approval Date: 9/25/2020	SEC #: 8- 52600
233 South Wacker Drive, Ste. 4300	**Membership Activities:**	CRD #: 104143
Chicago IL 60606	Order Entry	
Tele #: (312) 244-3300	International Tele #	

INSTINET, LLC		
Worldwide Plaza 309 West 49th Street New York NY 10019 Tele #: (212) 310-9500	Approval Date: 9/25/2020 **Membership Activities:** Order Entry & Clearance International Tele #	SEC #: 8- 23669 CRD #: 7897
INTERACTIVE BROKERS LLC		
One Pickwick Plaza - 2nd Floor Greenwich CT 06830 Tele #: (203) 618-5710	Approval Date: 9/25/2020 **Membership Activities:** Order Entry & Clearance International Tele #	SEC #: 8- 47257 CRD #: 36418
J.P. MORGAN SECURITIES LLC		
383 Madison Avenue New York NY 10179 Tele #: (212) 272-2000	Approval Date: 9/25/2020 **Membership Activities:** Market Maker, Order Entry & Clearance International Tele #	SEC #: 8- 35008 CRD #: 79
JANE STREET CAPITAL, LLC		
250 Vesey Street - 5th Floor New York NY 10281 Tele #: (646) 759-6000	Approval Date: 9/25/2020 **Membership Activities:** Market Maker & Order Entry International Tele #	SEC #: 8- 52275 CRD #: 103782
JANE STREET EXECUTION SERVICES, LLC		
250 Vesey Street - 5th Floor New York NY 10281 Tele #: (646) 759-6000	Approval Date: 12/30/2021 **Membership Activities:** Order Entry & Clearance International Tele #	SEC #: 8- 69254 CRD #: 167280
JANE STREET OPTIONS, LLC		
250 Vesey Street - 5th Floor New York NY 10281 Tele #: (646) 759-6000	Approval Date: 11/1/2022 **Membership Activities:** Order Entry International Tele #	SEC #: 8- 66813 CRD #: 134159
JEFFERIES LLC		
520 Madison Avenue - 11th Floor New York NY 10022 Tele #: (212) 284-2300	Approval Date: 9/30/2020 **Membership Activities:** Order Entry & Clearance International Tele #	SEC #: 8- 15074 CRD #: 2347
JUMP EXECUTION, LLC		
600 West Chicago Avenue - Ste. 600 Chicago IL 60654 Tele #: (312) 205-8900	Approval Date: 6/5/2023 **Membership Activities:** Order Entry International Tele #	SEC #: 8- 70668 CRD #: 313060
JUMP TRADING, LLC		
600 West Chicago Avenue, Ste. 600 Chicago IL 60654 Tele #: (312) 205-8900	Approval Date: 9/25/2020 **Membership Activities:** Order Entry & Clearance International Tele #	SEC #: 8- 52989 CRD #: 106124

LAMPOST CAPITAL, L.C.

1900 Glades Road - Suite 205	Approval Date: 12/5/2023	SEC #: 8-
Boca Raton FL 33431	**Membership Activities:** Order Entry	CRD #: 43706
Tele #: (561) 883-0454	International Tele #	

LATOUR TRADING LLC

148 Lafayette Street - 10th Fl.	Approval Date: 9/25/2020	SEC #: 8- 68304
New York NY 10013	**Membership Activities:** Order Entry	CRD #: 150887
Tele #: (917) 388-8000	International Tele #	

LIME TRADING CORP.

1 Penn Plaza - 16th Floor	Approval Date: 2/1/2022	SEC #: 8- 27061
New York NY 10119	**Membership Activities:** Order Entry	CRD #: 11826
Tele #: (646) 346-1000	International Tele #	

MORGAN STANLEY & CO. LLC

1585 Broadway	Approval Date: 9/25/2020	SEC #: 8- 15869
New York NY 10036	**Membership Activities:** Order Entry & Clearance	CRD #: 8209
Tele #: (212) 761-4000	International Tele #	

NASDAQ EXECUTION SERVICES, LLC

FMC Tower, Level 8	Approval Date: 9/25/2020	SEC #: 8- 37329
2929 Walnut Street	**Membership Activities:**	CRD #: 7270
Philadelphia PA 19104	Exchange Broker Dealer	
Tele #: (215) 496-5000	International Tele #	

OLD MISSION CAPITAL, LLC

1 N. Dearborn Street - 8th Floor	Approval Date: 10/1/2021	SEC #: 8- 67867
Chicago IL 60602	**Membership Activities:** Order Entry	CRD #: 146991
Tele #: (312) 260-3052	International Tele #	

OPTIVER US LLC

130 E. Randolph Street, Ste. 800	Approval Date: 11/4/2025	SEC #: 8- 66083
Chicago IL 60601	**Membership Activities:** Equities Order Entry	CRD #: 128030
Tele #: (312) 821-9500	International Tele #	

PERSHING LLC

One Pershing Plaza - 10th Fl.	Approval Date: 9/25/2020	SEC #: 8- 17574
Jersey City NJ 07399	**Membership Activities:** Order Entry & Clearance	CRD #: 7560
Tele #: (201) 413-2000	International Tele #	

PUNDION LLC

230 Park Avenue, 3rd Floor	Approval Date: 5/24/2021	SEC #: 8- 68784
New York NY 10169	**Membership Activities:** Market Maker & Order Entry	CRD #: 156169
Tele #: (718) 618-4929	International Tele #	

QUANTLAB BROKERAGE, LLC

Approval Date: 11/12/2021 | SEC #: 8- 70274 | CRD #: 299468

3 Greenway Plaza - Suite 200
Houston TX 77046
Tele #: (713) 400-5440

Membership Activities:
Order Entry
International Tele #

RBC CAPITAL MARKETS LLC

Approval Date: 9/28/2020 | SEC #: 8- 45411 | CRD #: 31194

9th Floor
200 Vesey Street
New York NY 10281
Tele #: (212) 858-6008

Membership Activities:
Market Maker, Order Entry & Clearance
International Tele #

RQD* CLEARING, LLC

Approval Date: 9/1/2023 | SEC #: 8- 66826 | CRD #: 134284

425 South Financial Place - Suite 910B
Chicago IL 60605
Tele #: (312) 692-5000

Membership Activities:
Clearance
International Tele #

SAGETRADER, LLC

Approval Date: 9/1/2023 | SEC #: 8- 67169 | CRD #: 137862

282 Grand Avenue
NJ 07631
Tele #: (855) 809-5941

Membership Activities:
Order Entry
International Tele #

SG AMERICAS SECURITIES, LLC

Approval Date: 3/1/2024 | SEC #: 8- 66125 | CRD #: 128351

245 Park Avenue
New York NY 10167
Tele #: (212) 278-6000

Membership Activities:
Clearance
International Tele #

SIMPLEX TRADING, LLC

Approval Date: 9/25/2020 | SEC #: 8- 68556 | CRD #: 153585

230 So. LaSalle St., Ste. 4-100
Chicago IL 60604
Tele #: (312) 360-2440

Membership Activities:
Market Maker
International Tele #

SUSQUEHANNA SECURITIES, LLC

Approval Date: 9/25/2020 | SEC #: 8- 47034 | CRD #: 35874

401 City Avenue, Ste. 220
Bala Cynwyd PA 19004
Tele #: (610) 617-2600

Membership Activities:
Order Entry
International Tele #

TD SECURITIES (USA) LLC

Approval Date: 12/9/2024 | SEC #: 8- 36747 | CRD #: 18476

One Vanderbilt Avenue
New York NY 10017
Tele #: (212) 827-7000

Membership Activities:
Order Entry/Clearance
International Tele #

TRADEBOT SYSTEMS, INC.

Approval Date: 8/1/2022 | SEC #: 8- 53557 | CRD #: 116571

1251 NW Briarcliff Parkway - Ste. 700
Kansas City MO 64116
Tele #: (816) 285-6400

Membership Activities:
Order Entry & Clearance
International Tele #

TRADEPRO SECURITIES INC.

340 Congress Parkway
Lawrenceville GA 30044
Tele #: (305) 446-4800

Approval Date: 9/1/2023
Membership Activities:
Order Entry
International Tele #

SEC #: 8- 52282
CRD #: 103781

TRC MARKETS LLC

710 Johnnie Dodds Blvd. - Ste. 300
Mt. Pleasant SC 29464
Tele #: (917) 388-8644

Approval Date: 9/25/2020
Membership Activities:
Order Entry
International Tele #

SEC #: 8- 69454
CRD #: 171272

TWO SIGMA SECURITIES, LLC

100 Avenue of the Americas - 2nd Fl.
New York NY 10013
Tele #: (212) 625-5700

Approval Date: 9/1/2023
Membership Activities:
Order Entry
International Tele #

SEC #: 8- 68090
CRD #: 148960

UBS SECURITIES LLC

11 Madison Avenue
New York NY 10010
Tele #: (203) 719-3000

Approval Date: 9/25/2020
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 22651
CRD #: 7654

VELOCITY CLEARING, LLC

1301 Route 36 - Suite 109
Hazlet NJ 07730
Tele #: (201) 706-7157

Approval Date: 8/21/2023
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 65894
CRD #: 126588

VIRTU AMERICAS LLC

One Liberty Plaza
165 Broadway
New York NY 10006
Tele #: (800) 544-7508

Approval Date: 9/25/2020
Membership Activities:
Market Maker & Order Entry
International Tele #

SEC #: 8- 68193
CRD #: 149823

WEDBUSH SECURITIES INC.

1000 Wilshire Boulevard, Suite 900
ATTN: COMPLIANCE
Los Angeles CA 90017
Tele #: (213) 688-8090

Approval Date: 1/5/2022
Membership Activities:
Clearance
International Tele #

SEC #: 8- 12987
CRD #: 877

WELLS FARGO SECURITIES, LLC

550 South Tryon Street - 6th Floor
D1086-060
Charlotte NC 28202
Tele #: (704) 410-1913

Approval Date: 1/12/2021
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 65876
CRD #: 126292

WOLVERINE EXECUTION SERVICES, LLC

175 W. Jackson Blvd., Ste. 200
Chicago IL 60604
Tele #: (312) 884-4000

Approval Date: 9/25/2020
Membership Activities:
Order Entry
International Tele #

SEC #: 8- 65336
CRD #: 120719

XTX MARKETS LLC

50 Hudson Yards, 64th Floor New York NY 10001 Tele #: (212) 660-9930	Approval Date: 6/3/2024 **Membership Activities:** Equities Order Entry International Tele #	SEC #: 8- 70009 CRD #: 289846

Total BD Firms 55

Pearl Options Securities List as of 6/4/2026			
Symbol	Company Name	List Exch	Inst Type
A	AGILENT TECHNOLOGIES INC.	P	Equity
AA	ALCOA Corporation	P	Equity
AAAU	GOLDMAN SACHS PHYSICAL GOLD ETF	P	ETF
AAL	AMERICAN AIRLINES GROUP INC.	P	Equity
AAOI	APPLIED OPTOELECTRONICS, INC.	P	Equity
AAON	AAON INC	P	Equity
AAOX	TRADR 2X LONG AAOI DAILY ETF	P	ETF
AAP	ADVANCE AUTO PARTS INC.	P	Equity
AAPB	GraniteShares ETF Trust 2x Long AAPL Daily ETF	P	ETF
AAPL	APPLE INC.	P	Equity
AAPU	Direxion Daily AAPL Bull 2X Shares	P	ETF
AB	AllianceBernstein Holding L.P.	P	Equity
ABAT	AMERICAN BATTERY TECHNOLOGY CO.	P	Equity
ABBV	ABBVIE INC.	P	Equity
ABCL	ABCELLERA BIOLOGICS, INC.	P	Equity
ABEO	ABEONA THERAPEUTICS INC.	P	Equity
ABEV	AMBEV S.A.	P	Equity
ABG	ASBURY AUTOMOTIVE GROUP INCCOM	P	Equity
ABM	ABM INDUSTRIES INCORPORATED	P	Equity
ABNB	Airbnb, Inc.	P	Equity
ABOS	ACUMEN PHARMACEUTICALS, INC.	P	Equity
ABR	Arbor Realty Trust, Inc.	P	Equity
ABSI	ABSCI CORPORATION	P	Equity
ABT	ABBOTT LABORATORIES	P	Equity
ABTC	AMERICAN BITCOIN CORP.	P	Equity
ABUS	Arbutus Biopharma Corporation	P	Equity
ABVX	ABIVAX SA	P	Equity
ABX	Abacus Global Management, Inc.	P	Equity
ACA	ARCOSA INC	P	Equity
ACAD	ACADIA PHARMACEUTICALS INC.	P	Equity
ACB	Aurora Cannabis Inc.	P	Equity
ACCO	ACCO Brands Corp	P	Equity
ACDC	ProFrac Holding Corporation	P	Equity
ACEL	ACCEL ENTERTAINMENT, INC.	P	Equity
ACET	ADICET BIO INC	P	Equity
ACGL	ARCH CAPITAL GROUP Ltd	P	Equity
ACH	Accendra Health, Inc.	P	Equity
ACHC	Acadia Healthcare Co Inc	P	Equity
ACHR	Archer Aviation Inc.	P	Equity
ACHV	ACHIEVE LIFE SCIENCES, INC.	P	Equity
ACI	ALBERTSONS COMPANIES, INC.	P	Equity
ACIC	American Coastal Insurance Corporation	P	Equity
ACIU	AC IMMUNE SA	P	Equity
ACIW	ACI Worldwide, Inc.	P	Equity
ACLS	Axcelis Technologies Inc.	P	Equity

Pearl Options Securities List as of 6/4/2026			
Symbol	Company Name	List Exch	Inst Type
ACM	Aecom Technology Corporation	P	Equity
ACMR	ACM Research, Inc.	P	Equity
ACN	ACCENTURE PLC	P	Equity
ACR	ACRES Commercial Realty Corp.	P	Equity
ACRE	Ares Commercial Real Estate Corporation	P	Equity
ACRS	Aclaris Therapeutics,Inc.	P	Equity
ACTG	ACACIA RESEARCH CORPORATION	P	Equity
ACVA	ACV AUCTIONS INC	P	Equity
ACWI	iShares MSCI ACWI Index Fund	P	ETF
AD	Array Digital Infrastructure, Inc.	P	Equity
ADAM	Adamas Trust, Inc.	P	Equity
ADBE	ADOBE SYSTEMS INC.	P	Equity
ADBG	Leverage Shares 2X Long ADBE Daily ETF	P	ETF
ADC	Agree Realty Corporation	P	Equity
ADEA	Adeia Inc.	P	Equity
ADI	ANALOG DEVICES INC	P	Equity
ADM	ARCHER DANIELS MIDLAND COMPANY	P	Equity
ADMA	ADMA Biologics Inc	P	Equity
ADNT	Adient plc	P	Equity
ADP	AUTOMATIC DATA PROCESSINGINC	P	Equity
ADPT	Adaptive Biotechnologies Corp	P	Equity
ADSK	AUTODESK, INC.	P	Equity
ADT	ADT Inc.	P	Equity
ADTN	ADTRAN, INC.	P	Equity
ADUR	ADURO CLEAN TECHNOLOGIES INC.	P	Equity
ADUS	Addus HomeCare Corporation	P	Equity
AEE	AMEREN CORPORATION	P	Equity
AEG	AEGON N.V.	P	Equity
AEHR	AEHR TEST SYSTEMS	P	Equity
AEIS	Advanced Energy Industries, Inc.	P	Equity
AEM	AGNICO-EAGLE MINES LTD.	P	Equity
AEO	AMERICAN EAGLE OUTFITTERS, INC.	P	Equity
AEP	AMERICAN ELECTRIC POWER COMPANY, INC.	P	Equity
AER	AerCap Holdings NV	P	Equity
AES	AES CORP.	P	Equity
AESI	ATLAS ENERGY SOLUTIONS INC	P	Equity
AEVA	Aeva Technologies, Inc.	P	Equity
AEXA	AMERICAN EXCEPTIONALISM ACQUISITION CORP.	P	Equity
AEYE	AudioEye, Inc.	P	Equity
AFCG	AFC GAMMA INC	P	Equity
AFG	AMERICAN FINANCIAL GROUP	P	Equity
AFL	AFLAC INC.	P	Equity
AFRM	AFFIRM HOLDINGS, INC.	P	Equity
AG	First Majestic Silver Corp	P	Equity
AGCO	AGCO CORPORATION	P	Equity

Pearl Options Securities List as of 6/4/2026			
Symbol	Company Name	List Exch	Inst Type
AGEN	Agenus Inc.	P	Equity
AGG	iShares Core U.S. Aggregate Bond ETF	P	ETF
AGI	ALAMOS GOLD INC	P	Equity
AGIO	Agios Pharmaceuticals Inc	P	Equity
AGL	AGILON HEALTH INC	P	Equity
AGM	Federal Agricultural Mortgage Corp. (Cl C)	P	Equity
AGNC	AGNC Investment Corp.	P	Equity
AGNT	eXp World Holdings, Inc.	P	Equity
AGO	ASSURED GUARANTY LTD.	P	Equity
AGQ	PROSHARES ULTRA SILVER	P	ETF
AGRO	AdecoAgro S.A.	P	Equity
AGX	Argan Inc	P	Equity
AGYS	AGILYSYS INC	P	Equity
AHCO	ADAPTHEALTH CORP.	P	Equity
AHR	American Healthcare REIT, Inc.	P	Equity
AHRT	AH Realty Trust, Inc.	P	Equity
AI	C3.ai, Inc.	P	Equity
AIFC	AI Financial Corporation	P	Equity
AIG	AMERICAN INTERNATIONAL GROUP, INC.	P	Equity
AIOT	PowerFleet, Inc.	P	Equity
AIP	ARTERIS, INC.	P	Equity
AIQ	GLOBAL X ARTIFICIAL INTELLIGENCE & TECHNOLOGY ETF	P	ETF
AIR	AAR Corp.	P	Equity
AIRG	Airgain Inc	P	Equity
AIRO	AIRO GROUP HOLDINGS, INC.	P	Equity
AIRS	AIRSCULPT TECHNOLOGIES, INC.	P	Equity
AISP	AIRSHIP AI HOLDINGS, INC.	P	Equity
AIZ	Assurant Inc.	P	Equity
AJG	ARTHUR J. GALLAGHER & CO.	P	Equity
AKAM	AKAMAI TECHNOLOGIES, INC.	P	Equity
AKBA	Akebia Therapeutics, Inc.	P	Equity
ALAB	Astera Labs, Inc.	P	Equity
ALB	Albemarle Corporation	P	Equity
ALC	ALCON INC	P	Equity
ALDX	ALDEYRA THERAPEUTICS, INC.	P	Equity
ALEC	ALECTOR INC.	P	Equity
ALGM	ALLEGRO MICROSYSTEMS, INC.	P	Equity
ALGN	ALIGN TECHNOLOGY INC.	P	Equity
ALGT	Allegiant Travel Company	P	Equity
ALH	Alliance Laundry Holdings Inc.	P	Equity
ALHC	ALIGNMENT HEALTHCARE INC	P	Equity
ALIT	Alight, Inc.	P	Equity
ALK	ALASKA AIR GROUP INC	P	Equity
ALKS	ALKERMES PLC	P	Equity
ALKT	ALKAMI TECHNOLOGY INC	P	Equity

Pearl Options Securities List as of 6/4/2026			
Symbol	Company Name	List Exch	Inst Type
ALL	THE ALLSTATE CORPORATION	P	Equity
ALLE	ALLEGION PLC	P	Equity
ALLO	Allogene Therapeutics, Inc.	P	Equity
ALLT	Allot Communications Ltd	P	Equity
ALLY	ALLY FINANCIAL INC.	P	Equity
ALM	Almonty Industries Inc.	P	Equity
ALMS	ALUMIS INC	P	Equity
ALMU	AELUMA, INC.	P	Equity
ALNY	ALNYLAM PHARMACEUTICALS INC	P	Equity
ALOY	REALLOYS INC	P	Equity
ALRM	Alarm.Com Holdings, Inc.	P	Equity
ALSN	Allison Transmission Holdings, Inc.	P	Equity
ALT	Altimmune, Inc.	P	Equity
ALTG	ALTA EQUIPMENT GROUP INC	P	Equity
ALTO	Alto Ingredients, Inc.	P	Equity
ALV	Autoliv, Inc	P	Equity
ALXO	ALX ONCOLOGY HOLDINGS INC	P	Equity
AM	Antero Midstream Partners LP	P	Equity
AMAT	APPLIED MATERIALS, INC.	P	Equity
AMBA	AMBARELLA, INC.	P	Equity
AMBP	Ardagh Metal Packaging S.A.	P	Equity
AMBR	Amber International Holding Limited	P	Equity
AMC	AMC ENTERTAINMENT HOLDINGS, INC.	P	Equity
AMCR1	AMCOR PLC	P	Equity
AMCR	AMCOR PLC	P	Equity
AMCX	AMC Networks Inc.	P	Equity
AMD	ADVANCED MICRO DEVICES, INC.	P	Equity
AMDD	DIREXION DAILY AMD BEAR 1X SHARES	P	ETF
AMDL	GRANITESHARES 2X LONG AMD DAILY ETF	P	ETF
AMDY	YIELDMAX AMD OPTION INCOME STRATEGY ETF	P	ETF
AME	AMETEK, INC.	P	Equity
AMGN	AMGEN INC.	P	Equity
AMH	American Homes 4 Rent	P	Equity
AMKR	AMKOR TECHNOLOGY, INC.	P	Equity
AMLP	Alerian MLP ETF	P	ETF
AMLX	AMYLYX PHARMACEUTICALS, INC.	P	Equity
AMN	AMN Healthcare Services, Inc.	P	Equity
AMP	AMERIPRISE FINANCIAL INC	P	Equity
AMPG	AMPLITECH GROUP INC.	P	Equity
AMPH	Amphastar Pharmaceuticals, Inc.	P	Equity
AMPL	AMPLITUDE INC	P	Equity
AMPX	AMPRIUS TECHNOLOGIES INC	P	Equity
AMPY	Amplify Energy Corporation	P	Equity
AMR	Alpha Metallurgical Resources, Inc.	P	Equity
AMRC	Ameresco, Inc.	P	Equity

Pearl Options Securities List as of 6/4/2026			
Symbol	Company Name	List Exch	Inst Type
AMRN	AMARIN CORPORATION PLC	P	Equity
AMRX	Amneal Pharmaceuticals, Inc.	P	Equity
AMRZ	AMRIZE LTD	P	Equity
AMSC	AMERICAN SUPERCONDUCTOR CORP	P	Equity
AMT	AMERICAN TOWER CL A	P	Equity
AMTM	Amentum Holdings, Inc.	P	Equity
AMTX	AEMETIS, INC.	P	Equity
AMWL	AMERICAN WELL CORP	P	Equity
AMX	America Movil S.A.B. de C.V.	P	Equity
AMZA	InfraCap MLP ETF	P	ETF
AMZN	AMAZON.COM INC.	P	Equity
AMZU	Direxion Daily AMZN Bull 2X Shares	P	ETF
AMZZ	GRANITESHARES 2X LONG AMZN DAILY ETF	P	ETF
AN	AUTONATION, INC	P	Equity
ANAB	AnaptysBio, Inc.	P	Equity
ANDE	The Andersons, Inc.	P	Equity
ANET	Arista Networks Inc	P	Equity
ANF	ABERCROMBIE & FITCH COMPANY	P	Equity
ANGI	Angie Inc.	P	Equity
ANGO	AngioDynamcis, Inc.	P	Equity
ANGX	ANGEL STUDIOS, INC. CLASS A	P	Equity
ANIP	ANI Pharmaceuticals, Inc.	P	Equity
ANIX	ANIXA BIOSCIENCES, INC.	P	Equity
ANNX	ANNEXON, INC.	P	Equity
ANRO	Alto Neuroscience, Inc.	P	Equity
ANVS	ANNOVIS BIO INC	P	Equity
AON	Aon plc	P	Equity
AOS	A.O. Smith Corporation	P	Equity
AOSL	Alpha & Omega Semiconductor, Ltd.	P	Equity
AOUT	AMERICAN OUTDOOR BRANDS, INC.	P	Equity
AP	Ampco-Pittsburgh Corporation	P	Equity
APA	APACHE CORPORATION	P	Equity
APAM	Artisan Partners Asset Management, Inc.	P	Equity
APD	AIR PRODUCTS AND CHEMICALS,INC	P	Equity
APEI	American Public Education, Inc.	P	Equity
APG	API GROUP CORPORATION	P	Equity
APGE	APOGEE THERAPEUTICS, INC.	P	Equity
APH	Amphenol Corporation	P	Equity
API	AGORA, INC.	P	Equity
APLD	APPLIED DIGITAL CORPORATION	P	Equity
APLE	Apple Hospitality REIT, Inc.	P	Equity
APLX	TRADR 2X LONG APLD DAILY ETF	P	ETF
APO	Apollo Global Management LLC	P	Equity
APOG	Apogee Enterprises, Inc.	P	Equity
APP	APPLOVIN CORP	P	Equity

Pearl Options Securities List as of 6/4/2026			
Symbol	Company Name	List Exch	Inst Type
APPF	Appfolio Inc	P	Equity
APPN	Appian Corporation	P	Equity
APPS	Digital Turbine, Inc.	P	Equity
APPX	Tradr 2X Long APP Daily ETF	P	ETF
APT	ALPHA PRO TECH LTD.	P	Equity
APTV	Aptiv PLC	P	Equity
APYX	Apyx Medical Corporation	P	Equity
AQN	ALGONQUIN POWER & UTILITIES CORP	P	Equity
AQST	AQUESTIVE THERAPEUTICS, INC.	P	Equity
AR	ANTERO RESOURCES CORPORATION	P	Equity
ARAY	Accuray Incorporated	P	Equity
ARBE	ARBE ROBOTICS LTD	P	Equity
ARCB	ARCBEST CORPORATION	P	Equity
ARCC	Ares Capital Corporation	P	Equity
ARCO	ARCOS DORADOS HOLDINGS INC. CLA	P	Equity
ARCT	Arcturus Therapeutics Holdings Inc.	P	Equity
ARDT	ARDENT HEALTH PARTNERS, INC.	P	Equity
ARDX	Ardelyx, Inc.	P	Equity
ARE	Alexandria Real Estate Equities, Inc.	P	Equity
AREC	AMERICAN RESOURCES CORP	P	Equity
AREN	ARENA GROUP HOLDINGS, INC.	P	Equity
ARES	Ares Management, L.P.	P	Equity
ARGT	Global X MSCI Argentina ETF	P	ETF
ARGX	argenx SE	P	Equity
ARHS	ARHAUS, INC.	P	Equity
ARI	Apollo Commercial Real Estate Finance, Inc.	P	Equity
ARIS	Aris Mining Corporation	P	Equity
ARKB	ARK 21Shares Bitcoin ETF	P	ETF
ARKF	ARK FINTECH INNOVATION	P	ETF
ARKG	ARK GENOMIC REVOLUTION ETF	P	ETF
ARKK	ARK Innovation ETF	P	ETF
ARKO	ARKO CORP	P	Equity
ARKQ	ARK AUTONOMOUS TECH & ROBOTICS	P	ETF
ARKW	ARK Next Generation Internet ETF	P	ETF
ARKX	ARK SPACE EXPLORATION & INNOVATION ETF	P	ETF
ARLO	Arlo Technologies, Inc.	P	Equity
ARLP	ALLIANCE RESOURCE PARTNERS	P	Equity
ARM	ARM Holdings	P	Equity
ARMG	Leverage Shares 2X Long ARM Daily ETF	P	ETF
ARMK	Aramark	P	Equity
AROC	Archrock, Inc.	P	Equity
ARQ	Arq, Inc.	P	Equity
ARQT	ARCUTIS BIOTHERAPEUTICS INC	P	Equity
ARR	ARMOUR Residential REIT, Inc.	P	Equity
ARRY	ARRY TECHNOLOGIES, INC.	P	Equity

Pearl Options Securities List as of 6/4/2026			
Symbol	Company Name	List Exch	Inst Type
ARTY	iShares Future AI & Tech ETF	P	ETF
ARVN	Arvinas,inc	P	Equity
ARW	ARROW ELECTRONICS INC.	P	Equity
ARWR	ARROWHEAD RESEARCH CORP.	P	Equity
ARX	Accelerant Holdings	P	Equity
ARXS	Arxis, Inc.	P	Equity
AS	AMER SPORTS INC	P	Equity
ASA	ASA Gold and Precious Metals Limited	P	Equity
ASAN	Asana, Inc.	P	Equity
ASB	ASSOCIATED BANC CORP	P	Equity
ASC	Ardmore Shipping Corporation	P	Equity
ASH	ASHLAND INC	P	Equity
ASHR	Deutsche X-Trackers Harvest CSI 300 China A Shares ETF	P	ETF
ASHS	Deutsche X-trackers Harvest CSI 500 China A-Shares Small Cap ETF	P	ETF
ASIX	AdvanSix Inc.	P	Equity
ASLE	AERSALE CORPORATION	P	Equity
ASM	Avino Silver & Gold Mines Ltd.	P	Equity
ASMG	LEVERAGE SHARES 2X LONG ASML DAILY ETF	P	ETF
ASML	ASML HOLDING NV	P	Equity
ASND	Ascendis Pharma A/S	P	Equity
ASO	ACADEMY SPORTS & OUTDOOR INC	P	Equity
ASPI	ASP Isotopes Inc.	P	Equity
ASPN	ASPEN AEROGELS, INC.	P	Equity
ASST	Strive Inc.	P	Equity
ASST2	Strive Inc.	P	Equity
ASTH	Astrana Health Inc.	P	Equity
ASTL	ALGOMA STEEL GROUP INC.	P	Equity
ASTS	AST SpaceMobile, Inc.	P	Equity
ASTX	TRADR 2X LONG ASTS DAILY ETF	P	ETF
ASUR	Asure Software, Inc.	P	Equity
ASX	ASE TECHNOLOGY HOLDING CO., LTD.	P	Equity
ASYS	Amtech Systems, Inc.	P	Equity
ATAI	ATAI LIFE SCIENCES N.V.	P	Equity
ATAT	ATOUR LIFESTYLE HOLDINGS LTD.	P	Equity
ATEC	ALPHATEC HOLDINGS INC	P	Equity
ATEN	A10 Networks, Inc.	P	Equity
ATEX	Anterix Inc	P	Equity
ATHM	Autohome Inc (ADR)	P	Equity
ATI	Allegheny Technologies, Inc.	P	Equity
ATKR	Atkore International Group, Inc	P	Equity
ATLX	ATLAS LITHIUM CORP	P	Equity
ATMU	ATMUS FILTRATION TECHNOLGIE	P	Equity
ATNM	Actinium Pharmaceuticals, Inc.	P	Equity
ATO	Atmos Energy Corp	P	Equity
ATOM	ATOMERA INCORPORATED	P	Equity

Pearl Options Securities List as of 6/4/2026			
Symbol	Company Name	List Exch	Inst Type
ATOS	Atossa Therapeutics, Inc.	P	Equity
ATR	AptarGroup, Inc.	P	Equity
ATRO	ASTRONICS CORPORATION	P	Equity
ATYR	aTyr Pharma, Inc	P	Equity
AU	ANGLOGOLD ASHANTI LTD.	P	Equity
AUDC	AUDIOCODES LTD.	P	Equity
AUPH	Aurinia Pharmaceuticals Inc.	P	Equity
AUR	Aurora Innovation, Inc.	P	Equity
AUTL	AUTOLUS THERAPEUTICS PLC	P	Equity
AVAH	AVEANNA HEALTHCARE HOLDINGS	P	Equity
AVAV	Aerovironment Inc	P	Equity
AVB	AVALONBAY COMMUNITIES INC	P	Equity
AVBP	ARRIVENT BIOPHARMA, INC.	P	Equity
AVD	American Vanguard Corp.	P	Equity
AVEX	AEVEX Corp.	P	Equity
AVGG	LEVERAGE SHARES 2X LONG AVGO DAILY ETF	P	ETF
AVGO	Broadcom Inc.	P	Equity
AVGX	DEFIANCE DAILY TARGET 2X LONG AVGO ETF	P	ETF
AVIR	ATE PHARMACEUTICAL INC.	P	Equity
AVL	DRXN ETF TRST DIREXION DAILY AVGO BULL 2X SHARES	P	ETF
AVNS	Avanos Medical, Inc.	P	Equity
AVNW	AVIAT NETWORKS INC	P	Equity
AVO	MISSION PRODUCE INC	P	Equity
AVPT	AvePoint, Inc	P	Equity
AVR	ANTERIS TECHNOLOGIES GLOBAL CORP.	P	Equity
AVT	AVNET INC	P	Equity
AVTR	Avantor, Inc.	P	Equity
AVTX	Avalo Therapeutics Inc.	P	Equity
AVXL	Anavex Life Sciences Corp.	P	Equity
AVY	AVERY DENNISON CORP.	P	Equity
AWI	Armstrong World Industries, Inc.	P	Equity
AWK	American Water Works Co., Inc.	P	Equity
AWRE	Aware Inc	P	Equity
AX	Axos Financial, Inc.	P	Equity
AXGN	AxoGen, Inc.	P	Equity
AXON	Axon Enterprise, Inc	P	Equity
AXP	AMERICAN EXPRESS COMPANY	P	Equity
AXS	AXIS CAPITAL HOLDINGS LIMITED	P	Equity
AXSM	Axsome Therapeutics, Inc.	P	Equity
AXTA	Axalta Coating Systems Ltd.	P	Equity
AXTI	AXT, Inc.	P	Equity
AYI	Acuity Brands, Inc.	P	Equity
AZ	A2Z CUST2MATE SOLUTIONS CORP.	P	Equity
AZN1	ASTRAZENECA	P	Equity
AZN	ASTRAZENECA	P	Equity

Pearl Options Securities List as of 6/4/2026			
Symbol	Company Name	List Exch	Inst Type
AZO	AUTOZONE, INC.	P	Equity
AZTA	Azenta, Inc	P	Equity
AZZ	AZZ Incorporated	P	Equity
B	Barrick Mining Corporation	P	Equity
BA	THE BOEING COMPANY	P	Equity
BABA2	ALIBABA GROUP HOLDING LTD	P	Equity
BABA	ALIBABA GROUP HOLDING LTD	P	Equity
BABX	GraniteShares ETF Trust 2x Long BABA Daily ETF	P	ETF
BAC	BANK OF AMERICA CORPORATION	P	Equity
BAH	Booz Allen Hamilton Holding Corporation	P	Equity
BALL	Ball Corporation	P	Equity
BAM	Brookfield Asset Management Inc	P	Equity
BANC	Banc of California, Inc.	P	Equity
BAND	BANDWIDTH, INC	P	Equity
BATRA	Atlanta Braves Holdings, Inc. Series A	P	Equity
BATRK	Liberty Media Corporation (Series C) Liberty Brave	P	Equity
BAX	BAXTER INTERNATIONAL INC.	P	Equity
BB	Blackberry Limited	P	Equity
BBAI	BigBear.ai Holdings, Inc.	P	Equity
BBAR	BBVA Banco Frances S.A	P	Equity
BBBY	Bed Bath & Beyond, Inc	P	Equity
BBCP	CONCRETE PUMPING HOLDINGS, INC.	P	Equity
BBD	BANCO BRADESCO S.A.	P	Equity
BBDC	Barings BDC, Inc.	P	Equity
BBIO	BridgeBio Pharma Inc	P	Equity
BBVA	BANCO BILBAO VIZCAYA	P	Equity
BBW	Build-A-Bear Workshop, Inc	P	Equity
BBWI	Bath & Body Works, Inc.	P	Equity
BBY	BEST BUY COMPANY, INC.	P	Equity
BC	BRUNSWICK CORP	P	Equity
BCC	Boise Cascade Company	P	Equity
BCE	BCE INC	P	Equity
BCO	THE BRINK'S COMPANY	P	Equity
BCRX	BIOCRYST PHARMACEUTICAS INC	P	Equity
BCS	BARCLAYS PLC	P	Equity
BCSF	BAIN CAPITAL SPECIALTY FINANCE, INC.	P	Equity
BCYC	BICYCLE THERAPEUTICS PLC	P	Equity
BDN	Brandywine Realty Trust	P	Equity
BDRY	BREAKWAVE DRY BULK SHIPPING ETF	P	ETF
BDTX	Black Diamond Therapeutics, Inc.	P	Equity
BDX	BECTON, DICKINSON AND CO	P	Equity
BE	Bloom Energy Corporation	P	Equity
BEAM	BEAM THERAPEUTICS, INC.	P	Equity
BEEM	BEAM GLOBAL	P	Equity
BEKE	E Holdings Inc	P	Equity

Pearl Options Securities List as of 6/4/2026			
Symbol	Company Name	List Exch	Inst Type
BEN	FRANKLIN RESOURCES INC.	P	Equity
BEP	BROOKFIELD RENEWABLE PARTNERS LP	P	Equity
BEPC	BROOKFIELD RENEWABLE CORPORATION	P	Equity
BETA	BETA Technologies, Inc.	P	Equity
BETR	BETTER HOME & FINANCE HOLDING COMPANY	P	Equity
BETZ	Roundhill Sports Betting & iGaming ETF	P	Equity
BEX	TRADR 2X LONG BE DAILY ETF	P	ETF
BFB	Brown Forman Corporation Cl. B (150 shrs)	P	Equity
BFH	Bread Financial Holdings, Inc.	P	Equity
BFLY	Butterfly Network, Inc.	P	Equity
BG	BUNGE LIMITED	P	Equity
BGC	BGC Group, Inc.	P	Equity
BGS	B&G Foods Inc.	P	Equity
BGSF	BGSF, INC.	P	Equity
BHC	Bausch Health Companies Inc.	P	Equity
BHF	Brighthouse Financial, Inc.	P	Equity
BHP	BHP BILLITON LIMITED	P	Equity
BHR	Braemar Hotels & Resorts Inc.	P	Equity
BHVN	BIOHAVEN LTD	P	Equity
BIDU	BAIDU, INC.	P	Equity
BIIB	BIOGEN IDEC INC.	P	Equity
BIL	SPDR Bloomberg Barclays 1-3 Month T-Bill ETF	P	ETF
BILI	Bilibili Inc.	P	Equity
BILL	Bill.com Holdings Inc	P	Equity
BIO	Bio-Rad Laboratories, Inc.	P	Equity
BIOA	BIOAGE LABS INC	P	Equity
BIOX	BIOCERES CROP SOLUTIONS CORP.	P	Equity
BIP	Brookfield Infrastructure Partners L.P.	P	Equity
BIPC	BROOKFIELD INFRASTRUCTURE CORPORATION	P	Equity
BIRK	Birkenstock Holding Limited	P	Equity
BITB	Bitwise Bitcoin ETF	P	ETF
BITI	PROSHARES SHORT BITCOIN STRATEGY ETF	P	ETF
BITO	ProShares Bitcoin Strategy ETF	P	ETF
BITQ	BITWISE CRYPTO INDUSTRY INNOVATORS ETF	P	ETF
BITU	PROSHARES ULTRA BITCOIN ETF	P	ETF
BITX	2X BITCOIN STRATEGY ETF	P	ETF
BIZD	VanEck BDC Income ETF	P	ETF
BJ	BJ's Warehouse Holdings, Inc.	P	Equity
BJRI	BJ S RESTAURANTS INC	P	Equity
BKD	Brookdale Senior Living Inc	P	Equity
BKE	The Buckle, Inc.	P	Equity
BKH	BLACK HILLS CORPORATION	P	Equity
BKKT	Bakkt Holdings, Inc.	P	Equity
BKLN	PowerShares Senior Loan (ETF)	P	ETF
BKNG	Booking Holdings Inc.	P	Equity

Pearl Options Securities List as of 6/4/2026			
Symbol	Company Name	List Exch	Inst Type
BKR	Baker Hughes Company	P	Equity
BKSY	BlackSky Technology Inc	P	Equity
BKU	BankUnited, Inc.	P	Equity
BL	BlackLine Inc	P	Equity
BLBD	BLUEBIRD CORP	P	Equity
BLCO	BAUSCH & LOMB CORP	P	Equity
BLDP	BALLARD POWER SYSTEMS INC	P	Equity
BLDR	Builders FirstSource Inc.	P	Equity
BLFS	BioLife Solutions, Inc	P	Equity
BLK	BLACKROCK INC	P	Equity
BLKB	Blackbaud Inc.	P	Equity
BLMN	Bloomin Brands Inc.	P	Equity
BLND	BLEND LABS, INC	P	Equity
BLNK	Blink Charing Co	P	Equity
BLOK	Amplify Transformational Data Sharing ETF	P	ETF
BLSH	Bullish	P	Equity
BLZE	BACKBLAZE, INC.	P	Equity
BMA	Banco Macro S.A.	P	Equity
BMBL	Bumble Inc.	P	Equity
BMEA	Biomea Fusion, Inc.	P	Equity
BMNG	Leverage Shares 2X Long BMNR Daily ETF	P	ETF
BMNR	BITMINE IMMERSION TECHNOLOGIES, INC.	P	Equity
BMNU	T-REX 2X LONG BMNR DAILY TARGET ETF	P	ETF
BMO	Bank of Montreal	P	Equity
BMRN	BIOMARIN PHARMACEUTICAL INC.	P	Equity
BMY	BRISTOL-MYERS SQUIBB COMPANY	P	Equity
BN	BROOKFIELD CORPORATION	P	Equity
BNC	CEA INDUSTRIES INC	P	Equity
BND	Vanguard Total Bond Market ETF	P	ETF
BNDD	KRANESHARES QUADRATIC DEFLATION ETF	P	ETF
BNED	Barnes & Noble Education, Inc.	P	Equity
BNL	Broadstone Net Lease, Inc.	P	Equity
BNO	United States Brent Oil ETF	P	ETF
BNS	Bank of Nova Scotia	P	Equity
BNTX	BioNTech SE	P	Equity
BNY	The Bank of New York Mellon Corporation	P	Equity
BOBS	BOBS DISCOUNT FURNITURE, INC.	P	Equity
BOC	BOSTON OMAHA CORP	P	Equity
BOH	Bank of Hawaii Corp.	P	Equity
BOIL	PROSHARES ULTRA DJ-UBS NATURAL GAS	P	ETF
BOIL1	PROSHARES ULTRA DJ-UBS NATURAL GAS	P	ETF
BOOM	DMC Global Inc.	P	Equity
BOOT	Boot Barn Holdings, Inc.	P	Equity
BORR	BORR DRILLING LIMITED	P	Equity
BOTZ	Global X Robotics & Artfcl Intllgnc ETF	P	ETF

Pearl Options Securities List as of 6/4/2026			
Symbol	Company Name	List Exch	Inst Type
BOX	Box, Inc.	P	Equity
BP	BP PLC	P	Equity
BPOP	Popular Inc. (10 shrs)	P	Equity
BR	Broadridge Financial Solutions, Inc.	P	Equity
BRAG	BRAGG GAMING GROUP INC.	P	Equity
BRBR	BellRing Brands Inc	P	Equity
BRCC	BRC Inc.	P	Equity
BRKB	BERKSHIRE HATHAWAY INC.	P	Equity
BRKR	Bruker Corporation	P	Equity
BRLT	BRILLIANT EARTH GROUP, INC.	P	Equity
BRO	BROWN & BROWN, INC	P	Equity
BROS	DUTCH BROS INC.	P	Equity
BRR	Columbus Circle Capital Corporation I	P	Equity
BRSL	Brightstar Lottery	P	Equity
BRSP	BrightSpire Capital, Inc.	P	Equity
BRZE	BRAZE, INC.	P	Equity
BRZU	Direxion Daily Brazil Bull 3X ETF	P	ETF
BSBR	Banco Santander Brasil SA	P	Equity
BSM	Black Stone Minerals L.P.	P	Equity
BSOL	Bitwise Solana Staking ETF	P	ETF
BSX	BOSTON SCIENTIFIC CORPORATION	P	Equity
BSY	BENTLEY SYSTEMS INCORPORATED	P	Equity
BTBT	BIT DIGITAL, INC.	P	Equity
BTC	Grayscale Bitcoin Mini Trust ETF	P	ETF
BTCI	NEOS BITCOIN HIGH INCOME ETF	P	ETF
BTCS	BTCS INC.	P	Equity
BTCZ	T-Rex 2X Inverse Bitcoin Daily Target ETF	P	ETF
BTDR	BITDEER TECHNOLOGIES GROUP CLASS A	P	Equity
BTE	BAYTEX ENERGY CORP.	P	Equity
BTF	VALKYRIE BITCOIN STRATEGY ETF	P	ETF
BTG	B2Gold Corp.	P	Equity
BTGO	BITGO HOLDINGS INC	P	Equity
BTI	British American Tobacco PLC	P	Equity
BTQ	BTQ TECHNOLOGIES CORP.	P	Equity
BTSG	BRIGHTSPRING HEALTH SERVICES INC	P	Equity
BTU	Peabody Energy Corporation	P	Equity
BUD	Anheuser-Busch InBev	P	Equity
BUG	GLOBAL X CYBER SECURITY	P	ETF
BULL	Webull Corporation	P	Equity
BUR	BURFORD CAP LTD	P	Equity
BURL	Burlington Stores Inc	P	Equity
BUZZ	VANECK VECTORS SOCIAL SENTIMENT ETF	P	ETF
BVN	COMPANIA DE MINAS BUENAVENTURA S.A.-ADR	P	Equity
BVS	Bioventus Inc.	P	Equity
BW	Babcock & Wilcox Enterprises, Inc.	P	Equity

Pearl Options Securities List as of 6/4/2026			
Symbol	Company Name	List Exch	Inst Type
BWA	BORGWARNER INC.	P	Equity
BWEN	BROADWIND, INC.	P	Equity
BWIN	Baldwin Insurance Group, Inc.	P	Equity
BWXT	BWX Technologies, Inc.	P	Equity
BX	THE BLACKSTONE GROUP LP	P	Equity
BXMT	Blackstone Mortgage Trust, Inc.	P	Equity
BXP	BOSTON PROPERTIES INC	P	Equity
BXSL	BLACKSTONE SECURED LENDING FUND	P	Equity
BYD	BOYD GAMING CORP.	P	Equity
BYND	Beyond Meat, Inc.	P	Equity
BYRN	BYRNA TECHNOLOGIES INC.	P	Equity
BZ	KANZHUN LTD.	P	Equity
BZAI	BLAIZE HOLDINGS, INC.	P	Equity
BZFD	BUZZFEED, INC	P	Equity
BZH	BEAZER HOMES USA INC.	P	Equity
BZUN	Baozun Inc.	P	Equity
C	CITIGROUP, INC.	P	Equity
CAAP	CORPORACION AMERICA AIRPORTS S.A.	P	Equity
CABA	CABALETTA BIO, INC.	P	Equity
CACI	CACI INTERNATIONAL, INC.	P	Equity
CADL	CANDEL THERAPEUTICS, INC.	P	Equity
CAE	CAE Inc	P	Equity
CAG	ConAgra Brands, Inc.	P	Equity
CAH	CARDINAL HEALTH INC	P	Equity
CAI	Caris Life Sciences, Inc.	P	Equity
CAKE	THE CHEESECAKE FACTORY	P	Equity
CAL	Caleres, Inc.	P	Equity
CALF	PACER US SMALL CAP CASH COWS 100 ETF	P	ETF
CALM	Cal-Maine Foods, Inc.	P	Equity
CALX	Calix, Inc.	P	Equity
CALY	Callaway Golf Company	P	Equity
CAMT	Camtek Ltd.	P	Equity
CAN	CANAAN INC. SPONSORED ADR	P	Equity
CANE	Teucrium Sugar	P	ETF
CAPL	CROSSAMERICA PARTNERS LP	P	Equity
CAPR	Capricor Therapeutics, Inc.	P	Equity
CAR	Avis Budget Group Inc	P	Equity
CARG	CarGurus, Inc.	P	Equity
CARR	Carrier Global Corporation	P	Equity
CARS	Cars.com Inc.	P	Equity
CART	Instacart (Maplebear Inc.)	P	Equity
CASY	Casey's General Stores, Inc.	P	Equity
CAT	CATERPILLAR INC.	P	Equity
CATO	Cato Corp. Cl A	P	Equity
CATX	PERSPECTIVE THERAPEUTICS INC	P	Equity

Pearl Options Securities List as of 6/4/2026			
Symbol	Company Name	List Exch	Inst Type
CAVA	CAVA GROUP INC	P	Equity
CB	Chubb Limited	P	Equity
CBAT	CBAK ENERGY TECHNOLOGY, INC.	P	Equity
CBC	Central Bancompany, Inc.	P	Equity
CBL	CBL & ASSOCIATES PROPERTIES, INC.	P	Equity
CBOE	CBOE HOLDINGS, INC.	P	Equity
CBRE	CBRE Group, Inc.	P	Equity
CBRL	Cracker Barrel Old Country Store	P	Equity
CBRS	Cerebras Systems Inc.	P	Equity
CBT	CABOT CORPORATION	P	Equity
CC	The Chemours Company	P	Equity
CCC	CCC Intelligent Solutions Holdings Inc.	P	Equity
CCCC	C4 THERAPEUTICS, INC.	P	Equity
CCEP	Coca-Cola European Partners plc	P	Equity
CCI	CROWN CASTLE INTER.	P	Equity
CCJ	CAMECO CORPORATION	P	Equity
CCK	CROWN HOLDINGS INC.	P	Equity
CCL	CARNIVAL CORPORATION	P	Equity
CCLD	CareCloud, Inc.	P	Equity
CCO	Clear Channel Outdoor HLD Inc CL. A	P	Equity
CCOI	Cogent Communications Holdings, Inc.	P	Equity
CCRN	Cross Country Healthcare, Inc.	P	Equity
CCS	Century Communities, Inc.	P	Equity
CD	Chaince Digital Holdings Inc	P	Equity
CDE	COEUR d' ALENE MINES CORP	P	Equity
CDNA	CareDx, Inc	P	Equity
CDNS	CADENCE DESIGN SYSTEMS, I	P	Equity
CDW	CDW CORPORATION	P	Equity
CDXS	Codexis Inc.	P	Equity
CDZI	Cadiz Inc.	P	Equity
CE	CELANESE CORPORATION	P	Equity
CECO	CECO Environmental Corporation	P	Equity
CEG	CONSTELLATION ENERGY CORPORATION	P	Equity
CELC	CELCUITY INC.	P	Equity
CELH	Celsius Holdings, Inc.	P	Equity
CELU	Celularity Inc.	P	Equity
CENX	CENTURY ALUMINUM COMPANY	P	Equity
CEPO	CANTOR EQUITY PARTNERS I, INC.	P	Equity
CERS	CERUS CORPORATION	P	Equity
CERT	CERTARA, INC.	P	Equity
CEVA	Ceva Inc	P	Equity
CF	CF INDUSTRIES HOLDINGS, INC.	P	Equity
CFG	Citizens Financial Group, Inc.	P	Equity
CFR	CULLEN/FROST BANKERS INC.	P	Equity
CG	The Carlyle Group LP	P	Equity

Pearl Options Securities List as of 6/4/2026			
Symbol	Company Name	List Exch	Inst Type
CGAU	CENTERRA GOLD INC.	P	Equity
CGBD	Carlyle Secured Lending, Inc.	P	Equity
CGC	Canopy Growth Corporation	P	Equity
CGEM	CULLINAN ONCOLOGY, INC.	P	Equity
CGEN	Compugen Ltd.	P	Equity
CGNT	COGNYTE SOFTWARE LTD	P	Equity
CGNX	COGNEX CORPORATION	P	Equity
CGON	CYBIN, INC.	P	Equity
CHAT	TIDAL TRUST II ROUNDHILL GENERATIVE AI & TECH ETF	P	ETF
CHAU	Direxion Dly CSI 300 Chn A Shr Br 2X ETF	P	ETF
CHCT	COMMUNITY HEALTHCARE TRUST INCORPORATED	P	Equity
CHD	CHURCH & DWIGHT CO.	P	Equity
CHDN	Churchill Downs, Inc.	P	Equity
CHE	Chemed Corporation	P	Equity
CHEF	Chefs' Warehouse Inc/The	P	Equity
CHGG	CHEGG, INC	P	Equity
CHKP	CHECK POINT SOFTWARE TECHNOLOGIES LTD.	P	Equity
CHMI	CHERRY HILL MORTGAGE INVESTMENT CORP.	P	Equity
CHPT	ChargePoint Holdings, Inc.	P	Equity
CHRD	Chord Energy Corporation	P	Equity
CHRS	Coherus BioSciences, Inc.	P	Equity
CHRW	CH ROBINSON WORLDWIDE INC.	P	Equity
CHTR	Charter Communications Inc. Cl A	P	Equity
CHWY	Chewy, Inc.	P	Equity
CHYM	Chime Financial, Inc.	P	Equity
CI	CIGNA CORPORATION	P	Equity
CIA	Citizens Inc.	P	Equity
CIBR	First Trust NASDAQ Cybersecurity ETF	P	ETF
CIEN	CIENA CORPORATION	P	Equity
CIFR	Cipher Mining Inc.	P	Equity
CIG	Companhia Energetica de Minas Gerais - CEMIG (125)	P	Equity
CIM	CHIMERA INVESTMENT CORPORATION	P	Equity
CINF	Cincinnati Financial Corp.	P	Equity
CL	COLGATE-PALMOLIVE COMPANY	P	Equity
CLAR	Clarus Corporation	P	Equity
CLB	Core Laboratories N.V.	P	Equity
CLBT	Cellebrite DI Ltd.	P	Equity
CLDX	Celldex Therapeutics, Inc.	P	Equity
CLF	CLIFFS NATURAL RESOURCES INC.	P	Equity
CLFD	Clearfield, Inc.	P	Equity
CLH	CLEAN HARBORS INC	P	Equity
CLLS	Cellectis S.A.	P	Equity
CLMT	Calumet Specialty Products Partners, L.P.	P	Equity
CLNE	CLEAN ENERGY FUELS CORPORATION	P	Equity
CLOU	Global X Cloud Computing ETF Global X Cloud Computing ETF	P	ETF

Pearl Options Securities List as of 6/4/2026			
Symbol	Company Name	List Exch	Inst Type
CLOV	Clover Health Investments, Corporation	P	Equity
CLPR	CLIPPER REALTY, INC.	P	Equity
CLPT	CLEARPOINT NEURO INC	P	Equity
CLS	Celestica, Inc.	P	Equity
CLSK	CleanSpark, Inc.	P	Equity
CLVT	Clarivate Plc	P	Equity
CLW	Clearwater Paper Corporation	P	Equity
CLX	CLOROX CO	P	Equity
CM	Canadian Imperial Bank of Commerce	P	Equity
CMBT	Euronav NV	P	Equity
CMC	COMMERCIAL METALS COMPANY	P	Equity
CMCM	Cheetah Mobile Inc.	P	Equity
CMCSA	COMCAST CORPORATION	P	Equity
CMCS1	COMCAST CORPORATION	P	Equity
CME	CME GROUP INC.	P	Equity
CMG	CHIPOTLE MEXICAN GRILL, INC.	P	Equity
CMI	CUMMINS INC.	P	Equity
CMP	Compass Minerals International, Inc.	P	Equity
CMPR	CIMPRESS N.V.	P	Equity
CMPS	COMPASS PATHWAYS PLC	P	Equity
CMPX	COMPASS THERAPEUTICS, INC.	P	Equity
CMRC	Commerce.com, Inc	P	Equity
CMRE	Costamare Inc.	P	Equity
CMS	CMS ENERGY CORPORATION	P	Equity
CMTG	CLAROS MORTGAGE TRUST, INC.	P	Equity
CMTL	COMTECH TELECOMMUNICATION	P	Equity
CNA	CNA FINANCIAL CORPORATION	P	Equity
CNC	CENTENE CORP	P	Equity
CNDT	Conduent Incorporated	P	Equity
CNH	CNH Industrial N.V.	P	Equity
CNI	CANADIAN NATIONAL RAILWAY	P	Equity
CNK	Cinemark Holdings, Inc.	P	Equity
CNM	CORE & MAIN INC	P	Equity
CNMD	CONMED CORP.	P	Equity
CNNE	Cannae Holdings, Inc.	P	Equity
CNO	CNO Financial Group, Inc.	P	Equity
CNP	CENTERPOINT ENERGY, INC.	P	Equity
CNQ	CANADIAN NATURAL RESOURCES LIMITED	P	Equity
CNR	Core Natural Resources, Inc.	P	Equity
CNTA	CENTESSA PHARMACEUTICALS PLC	P	Equity
CNTY	Century Casinos, Inc.	P	Equity
CNVS	CINEVERSE CORP	P	Equity
CNX	CNX Resources Corporation	P	Equity
CNXC	CONCENTRIX CORPORATION	P	Equity
COAL	RANGE GLOBAL COAL INDEX ETF	P	ETF

Pearl Options Securities List as of 6/4/2026			
Symbol	Company Name	List Exch	Inst Type
COCO	VITA COCO COMPANY, INC.	P	Equity
CODI	Compass Diversified Holdings LLC	P	Equity
COF	CAPITAL ONE FINANCIAL CORPORATION	P	Equity
COGT	COGENT BIOSCIENCES, INC.	P	Equity
COHR	Coherent Corporation	P	Equity
COHU	Cohu, Inc.	P	Equity
COIN	Coinbase Global, Inc.	P	Equity
COKE	Coca Cola Consolidated Inc.	P	Equity
COLB	Columbia Banking System, Inc.	P	Equity
COLD	Americold Realty Trust	P	Equity
COLM	COLUMBIA SPORTWEAR CO.	P	Equity
COLO	Global X MSCI Colombia ETF	P	ETF
COMP	COMPASS INC	P	Equity
CONI	GraniteShares 2x Short COIN Daily ETF	P	ETF
CONL	GraniteShares ETF Trust GraniteShares 2x Long COIN	P	ETF
CONY	YIELDMAX COIN OPTION INCOME STRATEGY ETF	P	ETF
CONY1	YIELDMAX COIN OPTION INCOME STRATEGY ETF	P	ETF
COO	Cooper Companies, Inc.	P	Equity
COP	CONOCOPHILLIPS	P	Equity
COPJ	SPROTT JUNIOR COPPER MINERS ETF	P	ETF
COPX	GLOBAL X COPPER MINERS ETF	P	ETF
COR	Cencora, Inc.	P	Equity
CORN	TEUCRIUM COMMODITY TRUST CORN FUND SHARES ETF	P	ETF
CORT	Corcept Therapeutics Incorporated	P	Equity
CORZ	CORE SCIENTIFIC, INC	P	Equity
COSM	COSMOS HOLDINGS INC.	P	Equity
COST	COSTCO WHOLESALE CORPORATION	P	Equity
COTY	COTY INC.	P	Equity
COUR	COURSERA, INC.	P	Equity
CP	Canadian Pacific Railway Limited	P	Equity
CPA	Copa Holdings SA	P	Equity
CPAY	Corpay, Inc.	P	Equity
CPB	CAMPBELL SOUP CO	P	Equity
CPER	UNITED STATES COPPER INDEX FUND	P	ETF
CPIX	CUMBERLAND PHARMACEUTICALS INC.	P	Equity
CPNG	COUPANG INC	P	Equity
CPRI	Capri Holdings Limited	P	Equity
CPRT	COPART INC	P	Equity
CPRX	CATALYST PHARMACEUTICAL PARTNES INC.	P	Equity
CPS	Cooper-Standard Holdings Inc.	P	Equity
CPSH	CPS TECHNOLOGIES CORPORATION	P	Equity
CPT	Camden Property Trust	P	Equity
CQP	Cheniere Energy Ptnrs L.P.	P	Equity
CR	Crane Co.	P	Equity
CRBG	COREBRIDGE FINANCIAL INC	P	Equity

Pearl Options Securities List as of 6/4/2026			
Symbol	Company Name	List Exch	Inst Type
CRBP	CORBUS PHARMACEUTICALS HOLDINGS, INC.	P	Equity
CRBU	CARIBOU BIOSCIENCES, INC.	P	Equity
CRC	CALIFORNIA RESOURCES CORP	P	Equity
CRCA	PROSHARES ULTRA CRCL	P	ETF
CRCG	LEVERAGE SHARES 2X LONG CRCL Daily ETF	P	ETF
CRCL	Circle Internet Group	P	Equity
CRCT	CRICUT, INC.	P	Equity
CRDF	Cardiff Oncology, Inc.	P	Equity
CRDL	CARDIOL THERAPEUTICS INC.	P	Equity
CRDO	CREDO TECHNOLOGY GROUP HOLDING LTD.	P	Equity
CRDU	Tradr 2X Long CRDO Daily ETF	P	ETF
CRESY	Cresud Sociedad Anonima Comercial, Inmobiliaria, Financiera y Agropec	P	Equity
CRGY	CRESCENT ENERGY COMPANY	P	Equity
CRH	CRH plc	P	Equity
CRI	CARTER'S , INC.	P	Equity
CRK	COMSTOCK RESOURCES INC.	P	Equity
CRL	Charles River Laboratories International, Inc.	P	Equity
CRM	SALESFORCE.COM, INC	P	Equity
CRMD	CorMedix Inc.	P	Equity
CRMG	Leverage Shares 2X Long CRM Daily ETF	P	ETF
CRML	Critical Metals Corp.	P	Equity
CRNC	Cerence Inc.	P	Equity
CRNT	Ceragon Networks Ltd.	P	Equity
CRNX	CRINETICS PHARMACEUTICALS INC	P	Equity
CRON	Cronos Group Inc.	P	Equity
CROX	CROCS, INC.	P	Equity
CRS	CARPENTER TECHNOLOGY CORP.	P	Equity
CRSP	CRISPR Therapeutics AG	P	Equity
CRSR	CORSAIR GAMING, INC.	P	Equity
CRTO	CRITEO SA	P	Equity
CRUS	CIRRUS LOGIC INC.	P	Equity
CRVS	Corvus Pharmaceuticals, Inc.	P	Equity
CRWD	CrowdStrike Holdings, Inc.	P	Equity
CRWG	LEVERAGE SHARES 2X LONG CRWV Daily ETF	P	ETF
CRWL	GRANITESHARES 2X LONG CRWD DAILY ETF	P	ETF
CRWV	CoreWeave, Inc.	P	Equity
CSCO	CISCO SYSTEMS, INC.	P	Equity
CSGP	LoopNet, Inc. (Merger)	P	Equity
CSIQ	Canadian Solar Inc	P	Equity
CSL	Carlisle Companies Incorporated	P	Equity
CSTE	CAESARSTONE SDOT-YAM LTD.	P	Equity
CSTL	CASTLE BIOSCIENCES, INC.	P	Equity
CSTM	CONSTELLIUM N.V	P	Equity
CSV	Carriage Services, Inc.	P	Equity
CSWC	Capital Southwest Corp	P	Equity

Pearl Options Securities List as of 6/4/2026			
Symbol	Company Name	List Exch	Inst Type
CSX	CSX CORPORATION	P	Equity
CTAS	CINTAS CORP.	P	Equity
CTMX	CytomX Therapeutics, Inc.	P	Equity
CTOS	Custom Truck One Source, Inc.	P	Equity
CTRI	CENTURI HOLDINGS INC.	P	Equity
CTRM	CASTOR MARITIME, INC.	P	Equity
CTSH	COGNIZANT TECHNOLOGY SOLUTIONS CORPORATION	P	Equity
CTSO	CYTOSORBENTS CORPORATION	P	Equity
CTVA	Corteva, Inc.	P	Equity
CTXR	CITIUS PHARMACEUTICALS INC	P	Equity
CUBE	CubeSmart	P	Equity
CUBI	Customers Bancorp, Inc Common Stock	P	Equity
CULP	Culp, Inc.	P	Equity
CURE	Direxion Daily Healthcare Bull 3X ETF	P	ETF
CURI	CURIOSITYSTREAM INC	P	Equity
CURV	TORRID HOLDINGS INC.	P	Equity
CVE	Cenovus Energy Inc.	P	Equity
CVGI	Commercial Vehicle Group, Inc.	P	Equity
CVI	CVR Energy, Inc.	P	Equity
CVLG	Covenant Logistics Group, Inc.	P	Equity
CVLT	Commvault Systems Inc	P	Equity
CVNA	Carvana Co.	P	Equity
CVRX	CVRX, INC.	P	Equity
CVS	CVS CAREMARK CORPORATION	P	Equity
CVSA	Covista Inc.	P	Equity
CVU	CPI AEROSTRUCTURES, INC.	P	Equity
CVX	CHEVRON CORPORATION	P	Equity
CW	Curtiss-Wright Corporation	P	Equity
CWAN	CLEARWATER ANALYTICS HOLDINGS	P	Equity
CWB	SPDR Barclays Convertible Secs ETF	P	ETF
CWEB	Direxion Shares ETF Trust - Direxion Daily CSI China Internet Index Bull 2	P	ETF
CWEN	Clearway Energy, Inc.	P	Equity
CWH	Camping World Holdings, Inc.	P	Equity
CWK	Cushman Wakefield Plc	P	Equity
CWST	Casella Waste Systems Inc.	P	Equity
CWVX	TRADR 2X LONG CRWV DAILY ETF	P	ETF
CWVX1	TRADR 2X LONG CRWV DAILY ETF	P	ETF
CX	CEMEX, S.A.B. DE C.V.	P	Equity
CXAI	CXApp Inc.	P	Equity
CXDO	CREXENDO, INC.	P	Equity
CXM	SPRINKLR, INC.	P	Equity
CXW	CORRECTIONS CORPORATION OF AMERICA	P	Equity
CYD	China Yuchai International Limited	P	Equity
CYH	COMMUNITY HEALTH SYSTEMS, INC.	P	Equity
CYPH	Cypherpunk Technologies Inc.	P	Equity

Pearl Options Securities List as of 6/4/2026			
Symbol	Company Name	List Exch	Inst Type
CYRX	CryoPort, Inc	P	Equity
CYTK	CYTOKINETICS, INCORPORATED	P	Equity
CZR	Caesars Entertainment Corporation	P	Equity
D	DOMINION RESOURCES	P	Equity
DAC	DANAOS CORPORATION	P	Equity
DAIO	DATA I O CORPORATION	P	Equity
DAKT	DAKTRONICS INC.	P	Equity
DAL	DELTA AIR LINES INC.	P	Equity
DAN	Dana Holding Corporation	P	Equity
DAO	YOUDAO INC	P	Equity
DAPP	VanEck Digital Transformation ETF	P	ETF
DAR	Darling International, Inc.	P	Equity
DASH	DoorDash, Inc.	P	Equity
DAVA	ENDAVA PLC	P	Equity
DAVE	Dave Inc.	P	Equity
DB	DEUTSCHE BANK AG	P	Equity
DBA	POWERSHARES DB AGRICULTURE	P	ETF
DBB	PowerShares DB Base Metals ETF	P	ETF
DBC	PoweShares DB Commodity Index Tracking Fund	P	ETF
DBI	Designer Brands Inc.	P	Equity
DBO	PowerShares DB Oil Fund	P	ETF
DBRG	DigitalBridge Group, Inc.	P	Equity
DBX	Dropbox, Inc.	P	Equity
DC	DAKOTA GOLD CORP	P	Equity
DCGO	DOCGO INC	P	Equity
DCH	Dauch Corporation	P	Equity
DCI	Donaldson Company, Inc.	P	Equity
DCOM	Dime Community Bancshares, Inc.	P	Equity
DCTH	DELCATH SYSTEM INC	P	Equity
DD	DuPont de Nemours, Inc.	P	Equity
DDD	3D SYSTEMS CORPORATION	P	Equity
DDL	DINGDONG LTD.	P	Equity
DDM	ProShares Ultra Dow30	P	ETF
DDOG	Datadog Inc	P	Equity
DE	DEERE & COMPANY	P	Equity
DECK	DECKERS OUTDOOR CORPORATION	P	Equity
DEFT	DEFI TECHNOLOGIES, INC	P	Equity
DEI	Douglas Emmett Inc	P	Equity
DELL	Dell Technologies, Inc.	P	Equity
DEO	DIAGEO PLC	P	Equity
DFDV	DeFi Development Corp	P	Equity
DFEN	Direxion Daily Aerospace & Defense Bull 3X Shares Direxion Daily Aerosp	P	ETF
DFH	DREAM FINDERS HOMES, INC.	P	Equity
DFTX	Definium Therapeutics, Inc.	P	Equity
DG	DOLLAR GENERAL CORPORATION	P	Equity

Pearl Options Securities List as of 6/4/2026			
Symbol	Company Name	List Exch	Inst Type
DGNX	DIGINEX LTD	P	Equity
DGRO	iShares Core Dividend Growth ETF	P	Equity
DGX	QUEST DIAGNOSTICS INC	P	Equity
DGXX	DIGI POWER X INC.	P	Equity
DH	DEFINITIVE HEALTHCARE CORP.	P	Equity
DHC	Diversified Healthcare Trust (	P	Equity
DHI	DR HORTON INC.	P	Equity
DHR	DANAHER CORPORATION	P	Equity
DHT	DHT Holdings, Inc.	P	Equity
DHX	DHI Group, Inc.	P	Equity
DIA	SPDR DOW JONES INDUSTRIAL AVERAGE	P	ETF
DIBS	1STDIBS.COM, INC.	P	Equity
DIG	ProShares Ultra Oil & Gas	P	ETF
DIN	DineEquity, Inc	P	Equity
DINO	HF Sinclair Corporation	P	Equity
DIOD	Diodes Incorporated	P	Equity
DIS	THE WALT DISNEY COMPANY	P	Equity
DIVO	AMPLIFY CWP ENHANCED DIVIDEND INCOME ETF	P	ETF
DJP	iPath DJ-UBS Commodity Indx Tot Ret ETN	P	ETF
DJT	Trump Media & Technology Group Corp.	P	Equity
DK	Delek US Holdings, Inc.	P	Equity
DKL	Delek Logistics Partners LP	P	Equity
DKNG	DraftKings Inc.	P	Equity
DKS	DICK'S SPORTING GOODS INC.	P	Equity
DLB	DOLBY LABORATORIES, INC.	P	Equity
DLHC	DLH HOLDINGS CORP.	P	Equity
DLNG	Dynagas LNG Partners LP	P	Equity
DLO	DLOCAL, LTD	P	Equity
DLR	Digital Realty Trust Inc	P	Equity
DLTH	Duluth Holdings Inc.	P	Equity
DLTR	DOLLAR TREE, INC.	P	Equity
DLX	DELUXE CORPORATION	P	Equity
DMAC	DIAMEDICA THERAPEUTICS INC.	P	Equity
DMLP	Dorchester Minerals LP	P	Equity
DMRC	Digimarc Corporation	P	Equity
DNA	Ginkgo Bioworks Holdings, Inc. (	P	Equity
DNLI	Denali Therapeutics Inc	P	Equity
DNN	Denison Mines Corp.	P	Equity
DNOW	NOW, INC.	P	Equity
DNTH	DIANTHUS THERAPEUTICS, INC.	P	Equity
DNUT	KRISPY KREME, INC	P	Equity
DOC	Physicians Realty Trust	P	Equity
DOCN	DIGITALOCEAN HOLDINGS, INC.	P	Equity
DOCS	DOXIMITY, INC	P	Equity
DOCU	Docusign Inc.	P	Equity

Pearl Options Securities List as of 6/4/2026			
Symbol	Company Name	List Exch	Inst Type
DOG	ProShares Short Dow30	P	ETF
DOLE	DOLE PLS	P	Equity
DOMO	Domo, Inc.	P	Equity
DOO	BRP Inc.	P	Equity
DOUG	DOUGLAS ELLIMAN INC.	P	Equity
DOV	DOVER CORPORATION	P	Equity
DOW	Dow Inc.	P	Equity
DOX	AMDOCS LTD	P	Equity
DPRO	DRAGONFLY INC	P	Equity
DPST	Direxion Shares ETF Trust - Direxion Daily Regional Banks Bull 3X Shares	P	ETF
DPZ	DOMINO'S PIZZA INC	P	Equity
DQ	Daqo New Energy Corp	P	Equity
DRAM	Roundhill Memory ETF (DRAM)	P	ETF
DRD	DRDGOLD Ltd.	P	Equity
DRI	DARDEN RESTAURANTS, INC.	P	Equity
DRIP	Direxion Dly S&P Oil&Gs Ex&Prd Br 3X ETF	P	ETF
DRN	Direxion Daily Real Estate Bull 3x ETF	P	ETF
DRS	Leonardo DRS, Inc.	P	Equity
DRTS	ALPHA TAU MEDICAL LTD.	P	Equity
DRV	Direxion Daily Real Estate Bear 3x ETF	P	ETF
DRVN	DRIVEN BRANDS HOLDINGS INC	P	Equity
DSGX	DESCARTES SYSTEM GROUP INC	P	Equity
DSP	VIANT TECHNOLOGY, INC.	P	Equity
DSX	DIANA SHIPPING INC	P	Equity
DT	Dynatrace Inc	P	Equity
DTCX	Datacentrex, Inc.	P	Equity
DTE	DTE Energy Company	P	Equity
DTM	DT Midstream, Inc.	P	Equity
DUK	DUKE ENERGY CORPORATION	P	Equity
DUOL	DUOLINGO, INC.	P	Equity
DUST1	Direxion Daily Gold Miners Bear 3X Shares	P	ETF
DUST	Direxion Daily Gold Miners Bear 3X Shares	P	ETF
DV	DOUBLEVERIFY HOLDINGS INC	P	Equity
DVA	DaVita HealthCare Partners Inc.	P	Equity
DVN	DEVON ENERGY CORPORATION	P	Equity
DVY	ISHARES DJ SELECT DIVIDEND	P	ETF
DX	Dynex Capital, Inc.	P	Equity
DXC	DXC Technology Company	P	Equity
DXCM	DexCom, Inc.	P	Equity
DXD	ProShares UltraShort Dow30 (25 Shares)	P	ETF
DXJ	WISDOMTREE JAPAN HEDGED EQUITY FUND	P	ETF
DXLG	DESTINATION XL GROUP, INC.	P	Equity
DXPE	DXP Enterprises, Inc.	P	Equity
DY	DYCOM INDUSTRIES INC.	P	Equity
DYAI	DYADIC INTERNATIONAL, INC.	P	Equity

Pearl Options Securities List as of 6/4/2026			
Symbol	Company Name	List Exch	Inst Type
DYN	DYNE THERAPEUTICS INC	P	Equity
DYNC	Dynamix Corporation	P	Equity
E	ENI SpA	P	Equity
EA	ELECTRONIC ARTS INC.	P	Equity
EAF	GrafTech International Ltd.	P	Equity
EAT	BRINKER INT'L, INC.	P	Equity
EBAY	EBAY INC.	P	Equity
EBC	EASTERN BANKSHARES, INC.	P	Equity
EBS	Emergent Biosolutions, Inc.	P	Equity
EC	Ecopetrol SA	P	Equity
ECH	iShares MSCI Chile ETF	P	ETF
ECL	ECOLAB INC.	P	Equity
ECPG	Encore Capital Group Inc	P	Equity
ECVT	Ecovyst Inc.	P	Equity
ED	CON EDISON	P	Equity
EDC	Direxion Daily Emerging Markets Bull 3X Shares (20	P	ETF
EDIT	Editas Medicine, Inc.	P	Equity
EDU	NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP	P	Equity
EDV	VANGUARD EXTENDED DURATION TREASURY ETF	P	ETF
EDZ	Direxion Daily Emerging Markets Bear 3X Share	P	ETF
EE	EXCELERATE ENERGY, INC.	P	Equity
EEFT	EURONET WORLDWIDE, INC.	P	Equity
EEM	ISHARES MSCI EMERGING MARKETS INDEX	P	ETF
EETH	PROSHARES ETHER STRATEGY ETF	P	ETF
EEV	ProShares UltraShort MSCI Emerging Mkts	P	ETF
EFA	ISHARES MSCI EAFE INDEX	P	ETF
EFC	Ellington Financial LLC	P	Equity
EFOR	Everforth, Inc.	P	Equity
EFV	Ishares Msci Value Index Fund	P	ETF
EFX	EQUIFAX INC.	P	Equity
EG	Everest Group, Ltd.	P	Equity
EGAN	Egain Communications Corp.	P	Equity
EGBN	Eagle Bancorp Inc	P	Equity
EGHT	8x8 Inc	P	Equity
EGO	ELDORADO GOLD CORPORATION	P	Equity
EGY	VAALCO ENERGY INC	P	Equity
EH	EHANG HOLDINGS LTD. SPONSORED ADR	P	Equity
EHC	Encompass Health Corporation	P	Equity
EHTH	eHealth, Inc.	P	Equity
EIX	EDISON INTERNATIONAL	P	Equity
EL	The Estée Lauder Companies Inc.	P	Equity
ELAN	Elanco Animal Health Incorporated	P	Equity
ELDN	ELEDON PHARMACEUTICALS, INC.	P	Equity
ELF	e.l.f. Beauty, Inc.	P	Equity
ELME	Elme Communities	P	Equity

Pearl Options Securities List as of 6/4/2026			
Symbol	Company Name	List Exch	Inst Type
ELS	Equity Lifestyle Properties, Inc.	P	Equity
ELTX	Elicio Therapeutics Inc.	P	Equity
ELV	Elevance Health, Inc	P	Equity
EMB	iShares J.P. Morgan USD Emerging Markets Bond ETF	P	ETF
EMBC	EMBECTA CORP.	P	Equity
EMBJ	Embraer S.A.	P	Equity
EME	EMCOR GROUP INC	P	Equity
EMLC	VanEck Vectors J.P. Morgan EM Local Currency Bond ETF	P	ETF
EMN	EASTMAN CHEMICAL COMPANY	P	Equity
EMPD	EMPERY DIGITAL INC.	P	Equity
EMR	EMERSON ELECTRIC COMPANY	P	Equity
ENB	Enbridge Inc	P	Equity
ENLV	ENLIVEX THERAPEUTICS LTD.	P	Equity
ENOV	Enovis Corporation	P	Equity
ENPH	Enphase Energy Inc.	P	Equity
ENR	Energizer Holdings, Inc.	P	Equity
ENS	Enersys	P	Equity
ENSG	Ensign Group, Inc.	P	Equity
ENTA	Enanta Pharmaceuticals, Inc.	P	Equity
ENTG	Entegris, Inc.	P	Equity
ENTX	ENTERA BIO LTD.	P	Equity
ENVA	Enova International, Inc.	P	Equity
ENVX	Enovix Corporation	P	Equity
EOG	EOG RESOURCES, INC.	P	Equity
EOLS	Evolus, Inc.	P	Equity
EOSE	Eos Energy Enterprises, Inc.	P	Equity
EPAM	EPAM Systems, Inc.	P	Equity
EPC	Edgewell Personal Care Company	P	Equity
EPD	ENTERPRISE PRODUCTS PARTNERS L.P.	P	Equity
EPI	WisdomTree India Earning Fund	P	ETF
EPM	Evolution Petroleum Corporation	P	Equity
EPR	EPR Properties	P	Equity
EPRT	Essential Properties Realty Trust Inc	P	Equity
EPV	ProShares UltraShort FTSE Europe	P	ETF
EQ	EQUILLIUM, INC.	P	Equity
EQH	AXA Equitable Holdings, Inc.	P	Equity
EQIX	EQUINIX, INC.	P	Equity
EQNR	Equinor ASA	P	Equity
EQPT	EquipmentShare.com Inc	P	Equity
EQR	EQUITY RESIDENTIAL	P	Equity
EQT	EQT Corporation	P	Equity
EQX	Equinox Gold Corp.	P	Equity
ERAS	ERASCA, INC.	P	Equity
ERIC	Ericsson	P	Equity
ERIE	Erie Indemnity Company Cl A	P	Equity

Pearl Options Securities List as of 6/4/2026			
Symbol	Company Name	List Exch	Inst Type
ERII	Energy Recovery Inc.	P	Equity
ERO	ERO COPPER CORP.	P	Equity
ERX	DIREXION DAILY ENERGY BULL 3X SHARES	P	ETF
ERY	Direxionshares Daily Energy Bear 3X Shares	P	ETF
ES	Eversource Energy	P	Equity
ESI	Element Solutions Inc.	P	Equity
ESLT	ELBIT SYSTEMS LTD.	P	Equity
ESPR	Esperion Therapeutics, Inc.	P	Equity
ESRT	Empire State Realty Trust, Inc.	P	Equity
ESS	Essex Property Trust Inc.	P	Equity
ESTA	ESTABLISHMENT LABS HOLDINGS, INC.	P	Equity
ESTC	Elastic N.V.	P	Equity
ET	Energy Transfer LP	P	Equity
ETD	Ethan Allen Interiors Inc.	P	Equity
ETH	Grayscale Ethereum Mini Trust ETF	P	ETF
ETHA	iShares Ethereum Trust	P	ETF
ETHD	PROSHARES ULTRASHORT ETHER ETF	P	ETF
ETHD1	PROSHARES ULTRASHORT ETHER ETF	P	ETF
ETHE	Grayscale Ethereum Trust ETF	P	ETF
ETHT	PROSHARES ULTRA ETHER ETF	P	ETF
ETHU	2X ETHER ETF	P	ETF
ETHW	Bitwise Ethereum ETF	P	ETF
ETN	EATON CORPORATION PLC	P	Equity
ETON	ETON PHARMACEUTICALS, INC	P	Equity
ETOR	eToro Group Ltd.	P	Equity
ETR	ENTERGY CORPORATION	P	Equity
ETSY	Etsy,Inc.	P	Equity
EU	ENCORE ENERGY CORP.	P	Equity
EUAD	SELECT STOXX EUROPE AEROSPACE & DEFENSE ETF	P	ETF
EUFN	iShares MSCI Europe Financials ETF	P	ETF
EUO	PROSHARES ULTRASHORT EURO	P	ETF
EVC	Entravision Communications Corporation	P	Equity
EVER	EverQuote Inc	P	Equity
EVEX	Eve Holding, Inc	P	Equity
EVGO	EVgo Inc.	P	Equity
EVH	Evolent Health, Inc.	P	Equity
EVLV	Evolv Technologies Holdings, Inc.	P	Equity
EVR	Evercore Partners Inc.	P	Equity
EVRG	Evergy, Inc.	P	Equity
EVTL	VERTICAL AEROSPACE LTD.	P	Equity
EW	EDWARDS LIFESCIENCES CORP.	P	Equity
EWA	ISHARES MSCI AUSTRALIA INDEX	P	ETF
EWBC	EAST WEST BANCORP INC	P	Equity
EWC	iShares Canada Index ETF	P	ETF
EWG	iShares MSCI Germany Index Fund ETF	P	ETF

Pearl Options Securities List as of 6/4/2026			
Symbol	Company Name	List Exch	Inst Type
EWH	ISHARES MSCI HONG KONG INDEX	P	ETF
EWI	iShares MSCI Italy Index Fund	P	ETF
EWJ	ISHARES MSCI JAPAN INDEX	P	ETF
EWM	ISHARES MSCI MALAYSIA INDEX ETF	P	ETF
EWP	iShares MSCI Spain Capped	P	ETF
EWQ	iShares MSCI France	P	ETF
EWS	iShares MSCI Singapore	P	ETF
EWT	ISHARES TAIWAN INDEX ETF	P	ETF
EWTX	EDGEWISE THERAPEUTICS, INC.	P	Equity
EWU	iShares MSCI United Kingdom Index ETF	P	ETF
EWW	ISHARES MSCI MEXICO CAPPED ETF	P	ETF
EWY	ISHARES MSCI SOUTH KOREA CAPPED INDEX	P	ETF
EWZ	ISHARES MSCI BRAZIL CAPPED INDEX	P	ETF
EXC	EXELON CORPORATION	P	Equity
EXE	Expand Energy Corporation	P	Equity
EXEL	EXELIXIS, INC.	P	Equity
EXFY	EXPENSIFY, INC.	P	Equity
EXK	Endeavour Silver Corp.	P	Equity
EXLS	ExlService Holdings, Inc.	P	Equity
EXP	EAGLE MATERIALS INC.	P	Equity
EXPD	EXPEDITORS INTERNATIONAL	P	Equity
EXPE	EXPEDIA INC.	P	Equity
EXR	Extra Space Storage Inc.	P	Equity
EXTR	EXTREME METWORKS, INC.	P	Equity
EYE	National Vision Holdings, Inc.	P	Equity
EYPT	EyePoint Pharmaceuticals, Inc.	P	Equity
EZA	iShares MSCI South Africa Index	P	ETF
EZPW	EZCORP, INC	P	Equity
EZU	iShares MSCI Eurozone	P	ETF
F	FORD MOTOR COMPANY	P	Equity
FAF	First American Financial Corporation	P	Equity
FAN	FIRST TRUST GLOBAL WIND ENERGY ETF	P	ETF
FANG	DIAMONDBACK ENERGY, INC.	P	Equity
FAS	DIREXION DAILY FINANCIAL BULL 3X SHARES	P	ETF
FAST	FASTENAL COMPANY	P	Equity
FATE	Fate Therapeutics, Inc.	P	Equity
FAZ	DIREXION DAILY FINANCIAL BEAR 3X SHARES	P	ETF
FBIN	Fortune Brands Innovations, Inc.	P	Equity
FBIO	FORTRESS BIOTECH, INC.	P	Equity
FBL	GraniteShares ETF Trust 2x Long META Daily ETF	P	ETF
FBTC	Fidelity Wise Origin Bitcoin Fund	P	ETF
FC	Franklin Covey Co.	P	Equity
FCEL	FUELCELL ENERGY, INC.	P	Equity
FCFS	FirstCash Holdings, Inc.	P	Equity
FCG	First Trust ISE-Revere Natural Gas ETF	P	ETF

Pearl Options Securities List as of 6/4/2026			
Symbol	Company Name	List Exch	Inst Type
FCN	FTI CONSULTING, INC.	P	Equity
FCNCA	FIRST CITIZENS BANCSHARES, INC.	P	Equity
FCX	FREEPORT-MCMORAN COPPER & GOLD INC.	P	Equity
FDMT	4D MOLECULAR THERAPEUTICS, INC.	P	Equity
FDN	First Trust Dow Jones Internet ETF	P	ETF
FDP	Fresh Del Monte Produce Inc.	P	Equity
FDS	FACTSET RESEARCH SYSTEMS	P	Equity
FDUS	Fidus Investment Corporation	P	Equity
FDX	FEDEX CORPORATION	P	Equity
FDX1	FEDEX CORPORATION	P	Equity
FDX1		P	Equity
FE	FIRSTENERGY CORP.	P	Equity
FENY	Fidelity MSCI Energy Index ETF	P	ETF
FER	Ferrovial SE	P	Equity
FERG	FERGUSON PLC	P	Equity
FETH	Fidelity Ethereum Fund	P	ETF
FEZ	SPDR EURO STOXX 50 ETF	P	ETF
FF	FutureFuel Corp	P	Equity
FFAI	Faraday Future Intelligent Electric Inc.	P	Equity
FFIV	F5 NETWORKS, INC.	P	Equity
FHN	FIRST HORIZON NATIONAL CORPORATION	P	Equity
FICO	FAIR ISAAC CORPORATION	P	Equity
FIG	Figma, Inc.	P	Equity
FIGR	Figure Technology Solutions, Inc.	P	Equity
FIGS	FIGS, INC.	P	Equity
FINV	FinVolution Group	P	Equity
FINX	GLOBAL X FINTECH ETF	P	ETF
FIP	FTAI INFRASTRUCTURE INC.	P	Equity
FIS	Fidelity National Information Services, Inc.	P	Equity
FISV	Fiserv, Inc.	P	Equity
FITB	FIFTH THIRD BANCORP	P	Equity
FIVE	Five Below Inc	P	Equity
FIVN	Five9, Inc.	P	Equity
FIX	Comfort Systems USA Inc.	P	Equity
FIZZ	National Beverage Corp	P	Equity
FJET	STARFIGHTERS SPACE, INC.	P	Equity
FKWL	FRANKLIN WIRELESS CORP.	P	Equity
FLD	FOLD HOLDINGS, INC. CLASS A COMMON STOCK	P	Equity
FLEX	Flex Ltd.	P	Equity
FLG	Flagstar Financial, Inc.	P	Equity
FLGT	Fulgent Genetics, Inc.	P	Equity
FLL	FULL HOUSE RESORTS, INC.	P	Equity
FLNA	Filana Therapeutics, Inc	P	Equity
FLNC	FLUENCE ENERGY, INC.	P	Equity
FLNG	FLEX LNG LTD	P	Equity

Pearl Options Securities List as of 6/4/2026			
Symbol	Company Name	List Exch	Inst Type
FLO	FLOWERS FOODS, INC.	P	Equity
FLR	FLUOR CORPORATION	P	Equity
FLS	Flowserve Corp.	P	Equity
FLUT	FLUTTER ENTERTAINMENT PLC	P	Equity
FLUX	FLUX POWER HOLDINGS, INC	P	Equity
FLWS	1-800-Flowers.com Inc.	P	Equity
FLY	Firefly Aerospace Inc	P	Equity
FLYW	FLYWIRE CORPORATION	P	Equity
FMC	FMC CORPORATION	P	Equity
FMNB	Farmers National Banc Corp.	P	Equity
FMS	Fresenius Medical Care AG & Co KGaA	P	Equity
FMX	Fomento Economico Mexicano, S.A.B. de C.V.	P	Equity
FN	Fabrinet	P	Equity
FNB	F N B Corp. PA	P	Equity
FND	Floor & Decor Holdings, Inc.	P	Equity
FNF	FIDELITY NATIONAL FINANCIAL	P	Equity
FNGR	FINGERMOTION INC	P	Equity
FNGS	MicroSectors FANG+ ETN	P	ETF
FNKO	Funko, Inc.	P	Equity
FNV	Franco-Nevada Corporation	P	Equity
FOA	Finance of America Companies Inc.	P	Equity
EDAP	FocalTherics	P	Equity
FOCL	FocalTherics	P	Equity
FOR	Forestar Group Inc.	P	Equity
FORM	FormFactor Inc.	P	Equity
FOSL	FOSSIL, INC.	P	Equity
FOUR	Shift4 Payments, Inc.	P	Equity
FOX	FOX CORPCL B COM	P	Equity
FOXA	(New) Fox Corporation Class A	P	Equity
FOXF	Fox Factory Holding Corp.	P	Equity
FPE	First Trust Preferred Securities and Income ETF	P	ETF
FPH	FIVE POINT HOLDINGS LLC	P	Equity
FPI	Farmland Partners Inc.	P	Equity
FPS	Forgent Power Solutions, Inc.	P	Equity
FRHC	FREEDOM HOLDING CORP.	P	Equity
FRMI	Fermi Inc	P	Equity
FRMM	Forum Markets, Incorporated	P	Equity
FRMM1	Forum Markets, Incorporated	P	Equity
FRO	FRONTLINE LIMITED	P	Equity
FROG	JFROG LTD.	P	Equity
FRPT	Freshpet, Inc.	P	Equity
FRSH	FRESHWORKS INC	P	Equity
FRT	Federal Realty Investment Trust	P	Equity
FRVO	Fervo Energy Company	P	Equity
FSK	FS KKR Capital Corp.	P	Equity

Pearl Options Securities List as of 6/4/2026			
Symbol	Company Name	List Exch	Inst Type
FSLR	FIRST SOLAR, INC.	P	Equity
FSLY	Fastly, Inc.	P	Equity
FSM	Fortuna Silver Mines Inc.	P	Equity
FSP	Franklin Street Properties Corporation	P	Equity
FSS	FEDERAL SIGNAL CORP	P	Equity
FTAI	Fortress Transportation and Infrastructure Investors LLC	P	Equity
FTCI	FTC SOLAR, INC.	P	Equity
FTDR	frontdoor, inc.	P	Equity
FTEK	Fuel Tech inc.	P	Equity
FTHM	FATHOM HOLDINGS INC.	P	Equity
FTI	FMC TECHNOLOGIES, INC.	P	Equity
FTK	Flotek Industries Inc	P	Equity
FTNT	FORTINET INC.	P	Equity
FTRE	FORTREA HOLDINGS INC.	P	Equity
FTS	Fortis Inc.	P	Equity
FTV	Fortive Corporation	P	Equity
FUBO	FUBOTV INC.	P	Equity
FUBO1	FUBOTV INC.	P	Equity
FUL	FULLER (H.B.) CO	P	Equity
FULC	FULCRUM THERAPEUTICS, INC.	P	Equity
FULT	Fulton Financial Corporation	P	Equity
FUN	Six Flags Entertainment Corporation	P	Equity
FUTU	Futu Holdings Limited	P	Equity
FVRR	Fiverr International Ltd.	P	Equity
FWDI	Forward Industries, Inc.	P	Equity
FWONK	Liberty Media Corporation Series C Liberty Formula One	P	Equity
FWRD	Forward Air Corporation	P	Equity
FWRG	FIRST WATCH RESTAURANT GROUP	P	Equity
FXB	CurrencyShares British Pound Sterling Trust	P	ETF
FXC	CurrencyShares Canadian Dollar Trust	P	ETF
FXE	CURRENCYSHARES EURO TRUST	P	ETF
FXF	CurrencyShares Swiss Franc ETF	P	ETF
FXI	ISHARES FTSE CHINA 25 INDEX FUND	P	ETF
FXP	ProShares UltraShort FTSE China 50	P	ETF
FXY	CURRENCYSHARES JAPANESE YEN TRUST	P	ETF
G	GENPACT LIMITED	P	Equity
GAIN	Gladstone Investment Corporation	P	Equity
GALT	GALECTIN THERAPEUTICS, INC.	P	Equity
GAMB	GAMBLING.COM GROUP LTD	P	Equity
GANX	GAIN THERAPEUTICS, INC.	P	Equity
GAP	Gap, Inc	P	Equity
GASS	StealthGas Inc	P	Equity
GAU	Galiano Gold Inc.	P	Equity
GBDC	Golub Capital BDC, Inc.	P	Equity
GBTC	Grayscale Bitcoin Trust ETF	P	ETF

Pearl Options Securities List as of 6/4/2026			
Symbol	Company Name	List Exch	Inst Type
GBX	THE GREENBRIER COMPANIES, INC.	P	Equity
GCMG	GCM GROSVENOR INC.	P	Equity
GCO	Genesco Inc.	P	Equity
GCT	GIGACLOUD TECHNOLOGY, INC. CLASS A	P	Equity
GD	GENERAL DYNAMICS CORPORATION	P	Equity
GDDY	GoDaddy Inc.	P	Equity
GDOT	Green Dot Corporation	P	Equity
GDRX	GOODRX HOLDINGS INC	P	Equity
GDS	GDS Holdings Limited	P	Equity
GDX	MARKET VECTORS GOLD MINERS ETF	P	ETF
GDXJ	VANECK VECTORS JUNIOR GOLD MINERS ETF	P	ETF
GDXY	YIELDMAX GOLD MINERS OPTION INCOME STRATEGY ETF	P	ETF
GDYN	GRID DYNAMICS HOLDINGS, INC.	P	Equity
GE	GE Aerospace	P	Equity
GEF	Greif, Inc.	P	Equity
GEHC	GE HEALTHCARE TECHNOLOGIES INC.	P	Equity
GEL	Genesis Energy L.P.	P	Equity
GEMI	GEMINI SPACE STATION, INC.	P	Equity
GEN	Gen Digital Inc.	P	Equity
GENI	Genius Sports Limited	P	Equity
GEO	GEO Group Inc (The)	P	Equity
GEOS	GEOSPACE TECHNOLOGIES CORPORATION	P	Equity
GERN	GERON CORPORATION	P	Equity
GETY	Getty Images Holdings, Inc.	P	Equity
GEV	GE VERNOVA INC.	P	Equity
GEVO	GEVO, INC.	P	Equity
GFI	GOLD FIELDS LTD.	P	Equity
GFI1	GOLD FIELDS LTD.	P	Equity
GFL	GFL Environmental Inc.	P	Equity
GFS	GLOBALFOUNDRIES INC.	P	Equity
GGAL	GRUPO FINANCIERO GALICIA S.A.	P	Equity
GGB	GERDAU S.A. (ADR)	P	Equity
GGG	GRACO, INC.	P	Equity
GGLL	Direxion Daily GOOGL Bull 2X Shares	P	ETF
GGR	GOGORO INC.	P	Equity
GGRP	The Glimpse Group, Inc.	P	Equity
GH	Guardant Health, Inc.	P	Equity
GHRS	GH RESEARCH PLC	P	Equity
GIB	CGI Group Inc.	P	Equity
GIII	G-III Apparel Group Ltd	P	Equity
GIL	Gildan Activewear Inc	P	Equity
GILD	GILEAD SCIENCES INC.	P	Equity
GILT	Gilat Satellite Networks Ltd.	P	Equity
GIS	GENERAL MILLS, INC.	P	Equity
GKOS	Glaukos Corporation	P	Equity

Pearl Options Securities List as of 6/4/2026			
Symbol	Company Name	List Exch	Inst Type
GL	Globe Life Inc.	P	Equity
GLAD	Gladstone Capital Corporation	P	Equity
GLBE	GLOBAL ONLINE LTD	P	Equity
GLBS	GLOBUS MARITIME LIMITED	P	Equity
GLD	SPDR GOLD TRUST	P	ETF
GLL	ProShares UltraShort Gold	P	ETF
GLNG	Golar LNG ltd	P	Equity
GLNK	GRAYSCALE CHAINLINK TRUST ETF	P	ETF
GLOB	Globant S.A.	P	Equity
GLP	Global Partners LP	P	Equity
GLPI	Gaming and Leisure Properties Inc	P	Equity
GLRE	Greenlight Capital Re, Ltd.	P	Equity
GLUE	MONTE ROSA THERAPEUTICS, INC.	P	Equity
GLW	CORNING INC.	P	Equity
GLXY	GALAXY DIGITAL INC	P	Equity
GM	GENERAL MOTORS COMPANY	P	Equity
GMAB	Genmab A/S	P	Equity
GME1	GAMESTOP CORPORATION	P	Equity
GME	GAMESTOP CORPORATION	P	Equity
GMED	GLOBUS MEDICAL, INC.	P	Equity
GMEU	T-REX 2X GME DAILY TARGET ETF	P	ETF
GME1		P	Equity
GNK	GENCO SHIPPING & TRADING LTD	P	Equity
GNL	Global Net Lease, Inc.	P	Equity
GNRC	Generac Holdings Inc	P	Equity
GNSS	Genasys Inc.	P	Equity
GNTX	GENTEX CORP.	P	Equity
GNW	GENWORTH FINANCIAL INC.	P	Equity
GO	Grocery Outlet Holding Corp	P	Equity
GOGO	GOGO, INC.	P	Equity
GOLD	Gold.com, Inc.	P	Equity
GOLF	Acushnet Holdings Corp.	P	Equity
GOOD	Gladstone Commercial Corporation	P	Equity
GOOG	Alphabet Inc. Class C	P	Equity
GOOGL	Alphabet Inc. Class A	P	Equity
GOOS	Canada Goose Holdings Inc.	P	Equity
GORO	Gold Resource Corporation	P	Equity
GOSS	Gossamer Bio Inc	P	Equity
GOTU	GSX Techedu Inc.	P	Equity
GPC	GENUINE PARTS	P	Equity
GPCR	STRUCTURE THERAPEUTIC INC	P	Equity
GPGI	GPGI, Inc.	P	Equity
GPI	GROUP 1 AUTOMOTIVE INC.	P	Equity
GPIQ	Goldman Sachs Nasdaq-100 Premium Income ETF	P	ETF
GPK	Graphic Packaging Holding Company	P	Equity

Pearl Options Securities List as of 6/4/2026			
Symbol	Company Name	List Exch	Inst Type
GPMT	Granite Point Mortage Trust Inc.	P	Equity
GPN	GLOBAL PAYMENTS INC.	P	Equity
GPRE	Green Plains Renewable Energy, Inc.	P	Equity
GPRK	Geopark Ltd	P	Equity
GPRO	GOPRO, INC.	P	Equity
GRAB	Grab Holdings Limited	P	Equity
GRAL	GRAIL INC	P	Equity
GRBK	Green Brick Partners, Inc.	P	Equity
GRCE	GRACE THERAPEUTICS, INC.	P	Equity
GREK	Global X MSCI Greece ETF	P	ETF
GRFS	Grifols SA	P	Equity
GRMN	GARMIN LTD.	P	Equity
GRND	GRINDR INC COM	P	Equity
GRNY	FUNDSTRAT GRANNY SHOTS US LARGE CAP ETF	P	ETF
GROV	GROVE COLLABORATIVE HOLDINGS, INC.	P	Equity
GROY	GOLD ROYALTY CORP.	P	Equity
GRPN	GROUPON, INC.	P	Equity
GRRR	GORILLA TECHNOLOGY GROUP INC.	P	Equity
GRWG	GrowGeneration Corp.	P	Equity
GS	THE GOLDMAN SACHS GROUP, INC.	P	Equity
GSAT	Globalstar, Inc	P	Equity
GSAT1	Globalstar, Inc	P	Equity
GSBD	GOLDMAN SACHS BDC, INC	P	Equity
GSG	iShares S&P GSCI Commodity Indexed Trust	P	ETF
GSHD	Goosehead Insurance, Inc	P	Equity
GSIT	GSI TECHNOLOGY	P	Equity
GSK	GLAXOSMITHKLINE PLC	P	Equity
GSL	GLOBAL SHIP LEASE, INC.	P	Equity
GSM	Globe Specialty Metals Inc	P	Equity
GT	GOODYEAR TIRE & RUBBER COMPANY	P	Equity
GTE	Gran Tierra Energy Inc.	P	Equity
GTES	Gates Industrial Corporation plc	P	Equity
GTIM	Good Times Restaurants Inc.	P	Equity
GTLB	GITLAB INC	P	Equity
GTLS	Chart Industries Inc	P	Equity
GTM	ZoomInfo Technologies Inc.	P	Equity
GTN	Gray Television, Inc.	P	Equity
GTX	Garrett Motion Inc.	P	Equity
GTY	Getty Realty Corp.	P	Equity
GUSH	Direxion Dly S&P Oil&Gs Ex&Prd Bl 3X ETF	P	ETF
GVA	Granite Construction Incorporated	P	Equity
GWRE	Guidewire Software, Inc.	P	Equity
GWRS	GLOBAL WATER RESOURCES, INC.	P	Equity
GWW	GRAINGER, W.W. INC.	P	Equity
GXO	GXO LOGISTICS INC	P	Equity

Pearl Options Securities List as of 6/4/2026			
Symbol	Company Name	List Exch	Inst Type
H	Hyatt Hotels Corporation	P	Equity
HACK	PureFunds ISE Cyber Security ETF	P	ETF
HAE	Haemonetics Corporation	P	Equity
HAFN	HAFNIA LIMITED	P	Equity
HAIN	THE HAIN CELESTIAL GROUP, INC.	P	Equity
HAL	HALLIBURTON COMPANY	P	Equity
HALO	Halozyme Therapeutics Inc.	P	Equity
HAS	HASBRO INC.	P	Equity
HASI	Hannon Armstrong Sustainable Infrastructure Capital, Inc.	P	Equity
HAYW	HAYWARD HOLDINGS INC	P	Equity
HBAN	HUNTINGTON BANCSHARES INCORPORATED	P	Equity
HBM	HudBay Minerals, Inc.	P	Equity
HCA	HCA HOLDINGS, INC.	P	Equity
HCAT	Health Catalyst, Inc.	P	Equity
HCC	Warrior Met Coal, Inc.	P	Equity
HCM	HUTCHMED (China) Limited	P	Equity
HCSG	Healthcare Services Group, Inc.	P	Equity
HD	THE HOME DEPOT, INC.	P	Equity
HDB	HDFC BANK LTD	P	Equity
HDGE	AdvisorShares Ranger Equity Bear ETF	P	ETF
HDSN	Hudson Technologies, Inc.	P	Equity
HDV	iShares High Dividend Equity Fund	P	ETF
HE	Hawaiian Electric Industries Inc.	P	Equity
HEI	HEICO Corporation	P	Equity
HELE	HELEN OF TROY LTD	P	Equity
HELP	Cybin Inc.	P	Equity
HEPS	D Market Elektronik Hizmetler ve Ticaret A. S.	P	Equity
HESM	Hess Midstream LP	P	Equity
HFFG	HF FOODS GROUP, INC.	P	Equity
HG	Hamilton Insurance Group, Ltd.	P	Equity
HGTY	HAGERTY INC	P	Equity
HGV	Hilton Grand Vacations Inc.	P	Equity
HHH	Howard Hughes Holdings Inc.	P	Equity
HIBS	DIREXION DAILY S&P 500 HIGH BETA BEAR 3X SHARES	P	ETF
HIG	THE HARTFORD FINANCIAL SERVICES GROUP, INC.	P	Equity
HII	Huntington Ingalls Industries, Inc.	P	Equity
HIMS	Hims & Hers Health, Inc.	P	Equity
HIMX	Himax Technologies, Inc.	P	Equity
HIMZ	DEFIANCE DAILY TARGET 2X LONG HIMS ETF	P	ETF
HIMZ1	DEFIANCE DAILY TARGET 2X LONG HIMS ETF	P	ETF
HIPO	Hippo Holdings Inc.	P	Equity
HITI	HIGH TIDE, INC.	P	Equity
HIVE	HIVE BLOCKCHAIN TECHNOLOGIES LTD.	P	Equity
HIW	HIGHWOODS PROPERTIES, INC.	P	Equity
HL	HECLA MINING COMPANY	P	Equity

Pearl Options Securities List as of 6/4/2026			
Symbol	Company Name	List Exch	Inst Type
HLF	HERBALIFE LTD.	P	Equity
HLIT	Harmonic Inc	P	Equity
HLLY	HOLLEY INC.	P	Equity
HLN	HALEON PLC	P	Equity
HLNE	Hamilton Lane, Inc.	P	Equity
HLT	HILTON WORLDWIDE HOLDINGS INC.	P	Equity
HLX	HELIX ENERGY SOLUTIONS GROUP INC	P	Equity
HMC	HONDA MOTOR COMPANY LTD	P	Equity
HMY	HARMONY GOLD MINING COMPANY LIMITED	P	Equity
HNGE	HINGE HEALTH, INC.	P	Equity
HNRG	HALLADOR ENERGY CO	P	Equity
HNST	THE HONEST COMPANY, INC	P	Equity
HODL	VanEck Bitcoin ETF	P	ETF
HOG	HARLEY-DAVIDSON, INC.	P	Equity
HOMB	Home Bancshares, Inc.	P	Equity
HON	HONEYWELL INTERNATIONAL INC.	P	Equity
HOOD	Robinhood Markets, Inc.	P	Equity
HOOG	Leverage Shares 2X Long HOOD Daily ETF	P	ETF
HOOW	ROUNDHILL HOOD WEEKLYPAY ETF	P	ETF
HOWL	WEREWOLF THERAPEUTICS, INC.	P	Equity
HP	HELMERICH & PAYNE INC	P	Equity
HPE	Hewlett Packard Enterprise Company	P	Equity
HPK	HIGHPEAK ENERGY INC	P	Equity
HPP	Hudson Pacific Properties Inc.	P	Equity
HPP1	Hudson Pacific Properties Inc.	P	Equity
HPQ	HP Inc.	P	Equity
HQY	HealthEquity, Inc.	P	Equity
HR	Healthcare Realty Trust Incorporated	P	Equity
HRB	H&R BLOCK, INC.	P	Equity
HRI	Herc Holdings Inc.	P	Equity
HRL	HORMEL FOODS CORPORATION	P	Equity
HRMY	HARMONY BIOSCIENCES HOLDINGS IN	P	Equity
HROW	Harrow Health Inc	P	Equity
HRTG	Heritage Insurance Holdings, Inc.	P	Equity
HRTX	Heron Therapeutics, Inc.	P	Equity
HRZN	Horizon Technology Finance Corp	P	Equity
HSAI	HESAI GROUP	P	Equity
HSBC	HSBC HOLDINGS PLC	P	Equity
HSDT	Solana Company	P	Equity
HSIC	Henry Schein, Inc.	P	Equity
HST	Host Hotels & Resorts	P	Equity
HSY	HERSHEY CO THE	P	Equity
HTGC	Hercules Capital, Inc.	P	Equity
HTHT	China Lodging Group, Limited	P	Equity
HTLD	HEARTLAND EXPRESS, INC.	P	Equity

Pearl Options Securities List as of 6/4/2026			
Symbol	Company Name	List Exch	Inst Type
HTT	High Templar Tech Limited	P	Equity
HTZ	Hertz Global Holdings, Inc.	P	Equity
HUBB	Hubbell Incorporated	P	Equity
HUBS	HubSpot, Inc.	P	Equity
HUM	HUMANA INC.	P	Equity
HUMA	Humacyte, Inc.	P	Equity
HUN	HUNTSMAN CORPORATION	P	Equity
HURN	Huron Consulting Group, Inc.	P	Equity
HUT	HUT 8 MINING CORP	P	Equity
HUYA	HUYA Inc.	P	Equity
HVT	Haverty Furniture Companies, Inc	P	Equity
HWM	Howmet Aerospace Inc	P	Equity
HXL	HEXCEL CORPORATION	P	Equity
HYD	Market Vectors High Yield Municipal Index ETF	P	ETF
HYFT	MindWalk Holdings Corporation	P	Equity
HYG	ISHARES IBOXX $ HIGH YIELD CORPORATE BOND	P	ETF
HYLN	Hyliion Holdings Corporation	P	Equity
HYMB	SPDR Nuveen Bloomberg High Yield Municipal Bond ETF	P	ETF
HYMC	HYCROFT MINING HOLDING	P	Equity
HYPR	HYPERFINE INC	P	Equity
HZO	MARINEMAX , INC.	P	Equity
IAG	IAMGOLD CORPORATION	P	Equity
IAI	iShares U.S. Broker-Dealers & Sec. Exchanges ETF	P	ETF
IART	Integra LifeSciences Holdings Corporation	P	Equity
IAT	iShares US Regional Banks	P	ETF
IAU	iShares Gold Trust	P	ETF
IBB	ISHARES NASDAQ BIOTECHNOLOGY	P	ETF
IBIT	iShares Bitcoin Trust	P	ETF
IBKR	Interactive Brokers Group Inc	P	Equity
IBM	INTERNATIONAL BUSINESS MACHINES CORPORATION	P	Equity
IBN	ICICI BANK LIMITED	P	Equity
IBP	Installed Building Products, Inc.	P	Equity
IBRX	ImmunityBio, Inc.	P	Equity
IBTA	IBOTTA, INC.	P	Equity
ICE	Intercontinental Exchange Inc	P	Equity
ICHR	Ichor Holdings, Ltd.	P	Equity
ICL	ICL GROUP LTD.ICL GROUP LTD.	P	Equity
ICLN	iShares Global Clean Energy ETF	P	ETF
ICLR	ICON Public Limited Company	P	Equity
ICUI	ICU MEDICAL, INC.	P	Equity
IDCC	INTERDIGITAL, INC.	P	Equity
IDN	Intellicheck, Inc.	P	Equity
IDR	IDAHO STRATEGIC RESOURCES INC	P	Equity
IDT	IDT Corporation	P	Equity
IDV	iShares International Select Dividend ETF	P	ETF

Pearl Options Securities List as of 6/4/2026			
Symbol	Company Name	List Exch	Inst Type
IDXX	IDEXX Laboratories, Inc.	P	Equity
IDYA	IDEAYA BIOSCIENCES, INC.	P	Equity
IE	IVANHOE ELECTRIC INC.	P	Equity
IEF	iShares 7 -10 Year Treasury Bond ETF	P	ETF
IEFA	iShares Core MSCI EAFE ETF	P	ETF
IEI	iShares 3-7 Year Treasury Bond ETF	P	ETF
IEMG	iShares Core MSCI Emerging Markets	P	ETF
IEO	iShares U.S. Oil&Gas Explor&Prodtn	P	ETF
IEP	ICAHN ENTERPRISES, L.P.	P	Equity
IESC	IES HOLDINGS, INC.	P	Equity
IEV	iShares Europe	P	ETF
IEX	IDEX Corporation	P	Equity
IEZ	iShares U.S. Oil Equipment&Services	P	ETF
IFF	International Flavors & Fragrances Inc.	P	Equity
IFRX	InflaRx N.V.	P	Equity
IGC	IGC Pharma, Inc.	P	Equity
IGIB	iSharesTrustiShares 5-10 Yr Inv Grade Corp BondETF	P	ETF
IGM	iShares Expanded Tech Sector ETF	P	ETF
IGV	Tech-Software Sector ETF	P	ETF
IHF	iShares DJ US Healthcare Providers Index Fund	P	ETF
IHI	iShares U.S. Medical Devices ETF	P	ETF
IHRT	iHeartMedia Inc	P	Equity
IHS	IHS HOLDING LTD.	P	Equity
IIIN	INSTEEL INDUSTRIES INC	P	Equity
IIIV	I3 VERTICALS INC	P	Equity
IIPR	Innovative Industrial Properties, Inc.	P	Equity
IJH	iShares Core S&P Mid-Cap ETF	P	ETF
IJR	iShares Core S&P Small-Cap ETF	P	ETF
IJS	iShares S&P Small-Cap 600 Value	P	ETF
ILF	iShares Latin America 40	P	ETF
ILMN	ILLUMINA INC.	P	Equity
ILPT	INDUSTRIAL LOGISTICS PROPERTIES TRUST	P	Equity
IMAX	IMAX CORPORATION	P	Equity
IMCR	IMMUNOCORE HOLDINGS PLC	P	Equity
IMMP	IMMUTEP LTD	P	Equity
IMMR	IMMERSION CORP	P	Equity
IMMX	IMMIX BIOPHARMA, INC.	P	Equity
IMNM	IMMUNOME, INC	P	Equity
IMO	IMPERIAL OIL LTD.	P	Equity
IMPP	IMPERIAL PETROLEUM INC.	P	Equity
IMRX	IMMUNEERING CORPORATION	P	Equity
IMSR	Terrestrial Energy Inc.	P	Equity
IMTX	IMMATICS N.V.	P	Equity
IMUX	Immunic, Inc	P	Equity
IMVT	IMMUNOVANT INC	P	Equity

Pearl Options Securities List as of 6/4/2026			
Symbol	Company Name	List Exch	Inst Type
IMXI	INTERNATIONAL MONEY EXPRESS, INC.	P	Equity
INBX	INHIBRX BIOSCIENCES, INC.	P	Equity
INCY	INCYTE GENOMICS INC	P	Equity
INDA	iShares MSCI India	P	ETF
INDI	indie Semiconductor, Inc	P	Equity
INDL	Direxion Daily India Bull 3x ETF	P	ETF
INDV	INDIVIOR PLC	P	Equity
CCCX	Infleqtion, Inc.	P	Equity
INFQ	Infleqtion, Inc.	P	Equity
INFY	INFOSYS LTD.	P	Equity
ING	ING GROEP N.V.	P	Equity
INGM	Ingram Micro Holding Corporation	P	Equity
INGN	Inogen, Inc.	P	Equity
INGR	Ingredion Incorporated	P	Equity
INMB	IMMUNE BIO INC	P	Equity
INMD	InMode Ltd.	P	Equity
INN	Summit Hotel Properties, Inc.	P	Equity
INNV	INNOVAGE HOLDING CORP	P	Equity
INO	INOVIO PHARMACEUTICALS, INC.	P	Equity
INOD	Innodata Inc	P	Equity
INSE	INSPIRED ENTERTAINMENT, INC.	P	Equity
INSG	Inseego Corporation	P	Equity
INSM	Insmed, Inc.	P	Equity
INSP	Inspire Medical Systems Inc	P	Equity
INSW	International Seaways, Inc	P	Equity
INTA	Intapp, Inc.	P	Equity
INTC	INTEL CORPORATION	P	Equity
INTR	INTER & CO., INC.	P	Equity
INTT	INTEST CORPORATION	P	Equity
INTU	INTUIT CORP	P	Equity
INTW	GRANITESHARES 2X LONG INTC DAILY ETF	P	ETF
INV	INNVENTURE, INC.	P	Equity
INVA	Innoviva, Inc.	P	Equity
INVE	Identiv Inc.	P	Equity
INVH	Invitation Homes Inc.	P	Equity
INVX	Innovex International, Inc.	P	Equity
INVZ	Innoviz Technologies Ltd.	P	Equity
IONQ	IonQ, Inc	P	Equity
IONS	Ionis Pharmaceuticals, Inc.	P	Equity
IONX	Defiance Daily Target 2X Long IONQ ETF	P	ETF
IOT	SAMSARA, INC.	P	Equity
IOVA	Iovance Biotherapeutics, Inc.	P	Equity
IP	INTERNATIONAL PAPER COMPANY	P	Equity
IPGP	IPG Photonics Corp	P	Equity
IPI	Intrepid Potash, Inc.	P	Equity

Pearl Options Securities List as of 6/4/2026			
Symbol	Company Name	List Exch	Inst Type
IPO	Renaissance IPO ETF	P	ETF
IPSC	CENTURY THERAPEUTICS, INC.	P	Equity
IQ	iQIYI, Inc.	P	Equity
IQV	IQVIA Holdings Inc.	P	Equity
IR	INGERSOLL-RAND PLC	P	Equity
IRD	Opus Genetics, Inc.	P	Equity
IRDM	Iridium Communications Inc.	P	Equity
IRE	DEFIANCE DAILY TARGET 2X LONG IREN ETF	P	ETF
IRE1	DEFIANCE DAILY TARGET 2X LONG IREN ETF	P	ETF
IREN	Iris Energy Limited	P	Equity
IREX	TRADR 2X LONG IREN DAILY	P	ETF
IREZ	TRADR 2X SHORT IREN DAILY ETF	P	ETF
IRM	IRON MOUNTAIN INC. (elec div)	P	Equity
IRON	DISC MEDICINE, INC.	P	Equity
IRT	Independence Realty Trust, Inc.	P	Equity
IRTC	iRhythm Technologies, Inc	P	Equity
IRWD	Ironwood Pharmaceuticals Inc	P	Equity
ISPR	ISPIRE TECHNOLOGY, INC.	P	Equity
ISRG	INTUITIVE SURGICAL, INC.	P	Equity
ISSC	INNOVATIVE SOLUTIONS AND SUPPORT, INC.	P	Equity
IT	Gartner, Inc.	P	Equity
ITA	iShares US Aerospace and Defense ETF	P	ETF
ITB	ISHARES U.S. HOME CONSTRUCTION ETF	P	ETF
ITGR	Integer Holdings Corporation	P	Equity
ITOT	iShares Core S&P Total U.S. Stock Market ETF	P	ETF
ITP	IT Tech Packaging, Inc.	P	Equity
ITRI	ITRON, INC.	P	Equity
ITT	ITT Inc.	P	Equity
ITUB	ITAU UNIBANCO HOLDING S.A.	P	Equity
ITW	ILLINOIS TOOL WORKS INC.	P	Equity
IVE	iShares S&P 500 Value Index Fund	P	ETF
IVES	DAN IVES WEDBUSH AI REVOLUTION ETF	P	ETF
IVOL	QUADRATIC INTEREST RATE VOL. AND INFLATION ETF	P	ETF
IVR	INVESCO MORTGAGE CAPITAL INCCOM	P	Equity
IVV	iShares Core S&P 500 ETF	P	ETF
IVVD	Invivyd, Inc.	P	Equity
IVW	iShares S&P 500 Growth ETF	P	ETF
IVZ	Invesco Ltd	P	Equity
IWB	iShares Russell 1000	P	ETF
IWD	ISHARES RUSSELL 1000 VALUE ETF	P	ETF
IWF	iShares Russell 1000 Growth ETF	P	ETF
IWM	ISHARES RUSSELL 2000 INDEX	P	ETF
IWN	ISHRS RUSSELL 2000 VALUE ETF	P	ETF
IWO	ISHRS RUSSELL 2000 GROWTH INDX	P	ETF
IWP	iShares Russell Midcap Growth Index Fund ETF	P	ETF

Pearl Options Securities List as of 6/4/2026			
Symbol	Company Name	List Exch	Inst Type
IWR	ISHARES RUSSELL MIDCAP INDEX FUND	P	ETF
IWV	ISHARES RUSSELL 3000 INDX	P	ETF
IYR	ISHARES DOW JONES US REAL ESTATE	P	ETF
IYT	ISHARES DOW JONES TRANSPORTATION AVERAGE	P	ETF
IYW	iShares US Technology	P	ETF
J	Jacobs Engineering Group Inc.	P	Equity
JACK	JACK IN THE BOX, INC	P	Equity
JAKK	JAKKS PACIFIC, INC.	P	Equity
JANX	JANUX THERAPEUTICS, INC.	P	Equity
JAZZ	Jazz Pharmaceuticals Plc	P	Equity
JBBB	JANUS HENDERSON B-BBB CLO ETF	P	ETF
JBGS	JBG SMITH Properties	P	Equity
JBHT	JB HUNT TRANSPORT SERVICES INC.	P	Equity
JBI	Janus International Group, Inc.	P	Equity
JBL	JABIL CIRCUIT INC.	P	Equity
JBLU	JETBLUE AIRWAYS CORPORATI	P	Equity
JBS	JBS N.V. CLASS A	P	Equity
JBTM	JBT Marel Corporation	P	Equity
JCI	Johnson Controls International plc	P	Equity
JD	JD.COM, INC.	P	Equity
JDST	DIREXION DAILY JR GLD MNRS BEAR 3X ETF	P	ETF
JDST1	DIREXION DAILY JR GLD MNRS BEAR 3X ETF	P	ETF
JEF	Jefferies Financial Group Inc.	P	Equity
JELD	JELD-WEN Holding, Inc	P	Equity
JEPI	JPMORGAN EQUITY PREMIUM INCOME ETF	P	ETF
JEPQ	J.P. MORGAN NASDAQ EQUITY PREMIUM INCOME ETF	P	ETF
JETS	US Global Jets ETF	P	ETF
JFIN	JIAYIN GROUP INC.	P	Equity
JHG	Janus Henderson Group Plc	P	Equity
JHX	JAMES HARDIE INDUSTRIES PLC	P	Equity
JKHY	Jack Henry & Associates Inc.	P	Equity
JKS	Jinkosolar Holding Company Limited	P	Equity
JLL	Jones Lang LaSalle Incorporated	P	Equity
JMIA	Jumia Technologies AG	P	Equity
JNJ	JOHNSON & JOHNSON	P	Equity
JNK	SPDR BARCLAYS HIGH YIELD BOND	P	ETF
JNUG	DIREXION DAILY JR GLD MNRS BULL 2X Shares	P	ETF
JOBY	Joby Aviation, Inc.	P	Equity
JOE	ST. JOE CORPORATION	P	Equity
JOYY	JOYY Inc.	P	Equity
JPM	JPMORGAN CHASE & COMPANY	P	Equity
JRVR	JAMES RIVER GROUP HOLDINGS LTD	P	Equity
JSPR	JASPER THERAPEUTICS INC	P	Equity
JXN	JACKSON FINANCIAL INCORPORATION	P	Equity
JYNT	JOINT CORP	P	Equity

Pearl Options Securities List as of 6/4/2026			
Symbol	Company Name	List Exch	Inst Type
KALV	KALVISTA PHARMACEUTICALS INC	P	Equity
KB	KB Financial Group, Inc.	P	Equity
KBA	KraneShares Bosera MSCI China A ETF	P	ETF
KBE	SPDR S&P BANK ETF	P	ETF
KBH	KB HOME	P	Equity
KBR	KBR, Inc.	P	Equity
KBWB	PowerShares KBW Bank ETF	P	ETF
KC	Kingsoft Cloud Holdings Limited	P	Equity
KD	KYNDRYL HOLDINGS INCORPORATION	P	Equity
AACT	Kodiak AI, Inc.	P	Equity
KDK	Kodiak AI, Inc.	P	Equity
KDP	Keurig Dr. Pepper Inc.	P	Equity
KEEL	Keel Infrastructure Corp.	P	Equity
KELYA	Kelly Services Inc	P	Equity
KEP	KOREA ELECTRIC POWER CORP.	P	Equity
KEX	KIRBY CORPORATION	P	Equity
KEY	KEYCORP	P	Equity
KEYS	Keysight Technologies Inc.	P	Equity
KFY	KORN/FERRY INTERNATIONAL	P	Equity
KGC	KINROSS GOLD CORPORATION	P	Equity
KGS	KODIAK GAS SERVICES INC	P	Equity
KHC	The Kraft Heinz Company	P	Equity
KIE	SPDR S&P Insurance ETF	P	ETF
KIM	KIMCO REALTY CORP.	P	Equity
KINS	KINGSTONE COMPANIES INCORPORATED	P	Equity
KKR	KKR & Co. LP	P	Equity
KLAC	KLA-TENCOR CORPORATION	P	Equity
KLAR	Klarna Group plc	P	Equity
KLC	KinderCare Learning Companies, Inc.	P	Equity
KLIC	KULICKE AND SOFFA IND INC	P	Equity
KLTR	KALTURA, INC.	P	Equity
KLXE	KLX ENERGY SERVICES HOLDINGS, INC.	P	Equity
KMB	KIMBERLY-CLARK CORPORATION	P	Equity
KMDA	KAMADA LTD	P	Equity
KMI	KINDER MORGAN, INC.	P	Equity
KMT	Kennametal Inc.	P	Equity
KMX	CARMAX INC.	P	Equity
KN	KNOWLES CORPORATION	P	Equity
KNDI	Kandi Technologies Corporation	P	Equity
KNF	KNIFE RIVER CORP	P	Equity
KNOP	KNOT Offshore Partners LP	P	Equity
KNSA	Kiniksa Pharmaceuticals, Ltd	P	Equity
KNSL	Kinsale Capital Group Inc	P	Equity
KNTK	KINETIK HOLDINGS INC.	P	Equity
KNX	Knight-Swift Transportation Holdings Inc.	P	Equity

Pearl Options Securities List as of 6/4/2026			
Symbol	Company Name	List Exch	Inst Type
KO	THE COCA-COLA COMPANY	P	Equity
KOD	Kodiak Sciences Inc	P	Equity
KODK	Eastman Kodak Company	P	Equity
KOLD	ProShares UltraShort Bloomberg Natrl Gas	P	ETF
KOPN	Kopin Corporation	P	Equity
KORU	Direxion Daily South Korea Bull 3X Shares ETF	P	ETF
KOS	Kosmos Energy Ltd	P	Equity
KPTI	KARYOPHARM THERAPEUTICS, INC.	P	Equity
KR	THE KROGER COMPANY	P	Equity
KRC	Kilroy Realty Corp.	P	Equity
KRE	SPDR S&P REGIONAL BANKING ETF	P	ETF
KREF	KKR REAL ESTATE FINANCE TRUST INC.	P	Equity
KRMN	KARMAN HOLDINGS INC.	P	Equity
KROS	KEROS THERAPEUTICS, INC.	P	Equity
KRP	KIMBELL ROYALTY PARTNERS LP	P	Equity
KRYS	KRYSTAL BIOTECH, INC.	P	Equity
KSPI	Joint Stock Company Kaspi.kz	P	Equity
KSS	KOHL'S CORPORATION	P	Equity
KTB	Kontoor Brands, Inc.	P	Equity
KTCC	Key Tronic Corporation	P	Equity
KTOS	Kratos Defense & Security Solutions, Inc.	P	Equity
KULR	KULR TECHNOLOGY GROUP INC	P	Equity
KURA	Kura Oncology, Inc	P	Equity
KVUE	KENVUE INC.	P	Equity
KVYO	Klaviyo, Inc.	P	Equity
KW	Kennedy-Wilson Holdings Inc.	P	Equity
KWEB	KraneShares CSI China Internet ETF	P	ETF
KYIV	Kyivstar Group Ltd.	P	Equity
KYMR	KYMERA THERAPEUTICS INC	P	Equity
KYN	Kayne Anderson MLP Investment Company	P	Equity
KYTX	KYVERNA THERAPEUTICS INC	P	Equity
L	LOEWS CORPORATION	P	Equity
LAB	Standard BioTools Inc	P	Equity
LABD	Direxion Daily S&P Biotech Bear 3X ETF	P	ETF
LABU	Direxion Daily S&P Biotech Bull 3X ETF	P	ETF
LABX	Tradr 2X Long ALAB Daily ETF	P	ETF
LAC	Lithium Americas Corp	P	Equity
LAD	Lithia Motors Inc	P	Equity
LADR	Ladder Capital Corp	P	Equity
LAES	SEALSQ CORP.	P	Equity
LAKE	Lakeland Industries, Inc.	P	Equity
LAMR	LAMAR ADVERTISING COMPANY	P	Equity
LAND	Gladstone Land Corporation	P	Equity
LAR	Lithium Argentina AG	P	Equity
LASE	Laser Photonics Corporation	P	Equity

Pearl Options Securities List as of 6/4/2026			
Symbol	Company Name	List Exch	Inst Type
LASR	nLIGHT, Inc	P	Equity
LAW	CS DISCO, INC	P	Equity
LAZ	LAZARD LTD.	P	Equity
LB	LANDBRIDGE COMPANY LLC	P	Equity
LBRDK	Liberty Broadband Corporation	P	Equity
LBRT	Liberty Oilfield Services Inc	P	Equity
LBTYA	LIBERTY GLOBAL INC	P	Equity
LBTYK	LIBERTY GLOBAL PLC	P	Equity
LC	LendingClub Corporation	P	Equity
LCID1	Lucid Group, Inc. (LCID)	P	Equity
LCID	Lucid Group, Inc. (LCID)	P	Equity
LCII	LCI Industries (LCII)	P	Equity
LCTX	Lineage Cell Therapeutics, Inc	P	Equity
LDI	LOANDEPOT, INC.	P	Equity
LDOS	LUMOS NETWORKS CORPORATION	P	Equity
LE	LANDS' END, INC.	P	Equity
LEA	Lear Corporation	P	Equity
LECO	Lincoln Electric Holdings, Inc.	P	Equity
LEG	LEGGETT & PLATT, INC.	P	Equity
LEGH	LEGACY HOUSING CORPORATION	P	Equity
LEGN	LEGEND BIOTECH CORP	P	Equity
LEN	LENNAR CORPORATION	P	Equity
LENZ	LENZ THERAPEUTICS, INC.	P	Equity
LESL	LESLIES INC	P	Equity
LEU	CENTRUS ENERGY CORP.	P	Equity
LEVI	Levi Strauss & Co.	P	Equity
LFCR	Lifecore Biomedical, Inc	P	Equity
LFMD	LifeMD, Inc.	P	Equity
LFST	LIFESTANCE HEALTH GROUP, INC.	P	Equity
LFVN	Lifevantage Corporation	P	Equity
LGIH	LGI Homes, Inc.	P	Equity
LGN	LEGENCE CORP.	P	Equity
LGND	Ligand Pharmaceuticals Inc.	P	Equity
LGO	Largo Inc.	P	Equity
LH	LABORATORY CORP OF AMER HLDG	P	Equity
LHX	L3Harris Technologies, Inc.	P	Equity
LI	Li Auto Inc.	P	Equity
LIF	LIFE360, INC.	P	Equity
LII	LENNOX INTERNATIONAL, INC.	P	Equity
LILA	LiLAC Group	P	Equity
LILAK	Liberty LiLAC Group	P	Equity
LIN	Linde plc	P	Equity
LINC	Lincoln Educational Services Corporation	P	Equity
LIND	Lindblad Expeditions Holdings, Inc	P	Equity
LINE	Lineage, Inc.	P	Equity

Pearl Options Securities List as of 6/4/2026			
Symbol	Company Name	List Exch	Inst Type
LION	LIONSGATE STUDIOS CORP.	P	Equity
LIT	Global X Lithium & Battery ETF	P	ETF
LITE	Lumentum Holdings Inc.	P	Equity
LITS	Lite Strategy, Inc.	P	Equity
LITX	TRADR 2X LONG LITE DAILY ETF	P	ETF
LIVN	LivaNova PLC	P	Equity
LKFT	Lakefront Biotherapeutics	P	Equity
LKQ	LKQ Corporation	P	Equity
LLY	ELI LILLY AND COMPANY	P	Equity
LLYX	DEFIANCE DAILY TARGET 2X LONG LLY ETF	P	ETF
LMB	LIMBACH HOLDINGS, INC.	P	Equity
LMND	Lemonade, Inc	P	Equity
LMT	LOCKHEED MARTIN CORPORATION	P	Equity
LNC	LINCOLN NATIONAL CORPORATION	P	Equity
LNG	CHENIERE ENERGY, INC.	P	Equity
LNN	Lindsay Corporation	P	Equity
LNT	Alliant Energy Corporation	P	Equity
LNTH	Lantheus Holdings, Inc	P	Equity
LOAR	LOAR HOLDINGS INC.	P	Equity
LOB	Live Oak Bancshares, Inc	P	Equity
LOCO	EL POLLO LOCO HOLDINGS, INC.	P	Equity
LODE	Comstock Mining, Inc.	P	Equity
LOGI	Logitech International S.A.	P	Equity
LOMA	Loma Negra Cia Industrial Argentina SA	P	Equity
LOOP	Loop Industries, Inc	P	Equity
LOPE	Grand Canyon Education, Inc.	P	Equity
LOVE	The Lovesac Company	P	Equity
LOW	LOWE'S COMPANIES INC.	P	Equity
LPG	Dorian LPG Ltd	P	Equity
LPL	LG Display Co., Ltd.	P	Equity
LPLA	LPL Financial Holdings Inc.	P	Equity
LPRO	OPEN LENDING CORPORATION	P	Equity
LPSN	LivePerson, Inc.	P	Equity
LPTH	LIGHTPATH TECHNOLOGIES, INC.	P	Equity
LPX	LOUISIANA-PACIFIC CORPORATION	P	Equity
LQD	iShares iBoxx $ Invst Grade Crp Bond	P	ETF
LQDA	Liquidia Corporation	P	Equity
LQDT	LIQUIDITY SERVICES, INC.	P	Equity
LRCX	LAM RESEARCH CORPORATION	P	Equity
LRMR	LARIMAR THERAPEUTICS, INC.	P	Equity
LRN	K12, Inc.	P	Equity
LSCC	Lattice Semiconductor Corporation	P	Equity
LSPD	LIGHTSPEED POS, INC.	P	Equity
LSTR	LANDSTAR SYSTEM INC	P	Equity
LTBR	LIGHTBRIDGE CORP	P	Equity

Pearl Options Securities List as of 6/4/2026			
Symbol	Company Name	List Exch	Inst Type
LTC	LTC Properties Inc.	P	Equity
LTH	LIFE TIME GROUP HOLDINGS, INC.	P	Equity
LTPZ	PIMCO 15+ Year U.S. TIPS Index Exchange-Traded Fnd	P	ETF
LTRN	LANTERN PHARMA, INC.	P	Equity
LTRX	LANTRONIX, INC.	P	Equity
LU	LUFAX HOLDING LTD	P	Equity
LUCK	Lucky Strike Entertainment Corporation	P	Equity
LULU	LULULEMON ATHLETICA INC.	P	Equity
LUMN	CenturyLink, Inc.	P	Equity
LUNG	PULMONX CORP	P	Equity
LUNR	INTUITIVE MACHINES, INC. CLASS A	P	Equity
LUV	SOUTHWEST AIRLINES COMPANY	P	Equity
LUXE	LuxExperience B.V.	P	Equity
LVO	LiveOne, Inc.	P	Equity
LVS	LAS VEGAS SANDS CORPORATION	P	Equity
LVWR	LiveWire Group, Inc.	P	Equity
LW	Lamb Weston Holdings, Inc.	P	Equity
LWLG	LIGHTWAVE LOGIC, INC.	P	Equity
LX	LexinFintech Holdings Ltd.	P	Equity
LXRX	Lexicon Pharmaceuticals, Inc.	P	Equity
LXU	LSB Industries Inc.	P	Equity
LYB	LYONDELLBASELL INDUSTRIES NV	P	Equity
LYEL	LYELL IMMUNOPHARMA, INC.	P	Equity
LYFT	Lyft, Inc.	P	Equity
LYG	Lloyds Banking Group Plc ADR	P	Equity
LYV	Live Nation Entertainment Inc	P	Equity
LZ	LEGALZOOM.COM, INC	P	Equity
LZB	LA-Z-BOY INC.	P	Equity
LZM	LIFEZONE METALS LIMITED	P	Equity
M	MACY'S, INC.	P	Equity
MA	MASTERCARD INCORPORATED	P	Equity
MAA	Mid-America Apartment Communities Inc.	P	Equity
MAC	THE MACERICH COMPANY	P	Equity
MAGN	MAGNERA CORPORATION	P	Equity
MAGS	Listed Funds Trust Roundhill Magnificent Seven ETF	P	ETF
MAIN	Main Street Capital Corporation	P	Equity
MAIR	Madison Air Solutions Corporation	P	Equity
MAMA	MAMAS CREATIONS, INC.	P	Equity
MAN	MANPOWERGROUP INC.	P	Equity
MANH	MANHATTAN ASSOCIATES INC.	P	Equity
MANU	Manchester United plc	P	Equity
MAR	MARRIOTT INTERNATIONAL, INC.	P	Equity
MARA	Marathon Patent Group, Inc.	P	Equity
MAS	MASCO CORP.	P	Equity
MASI	Masimo Corporation	P	Equity

Pearl Options Securities List as of 6/4/2026			
Symbol	Company Name	List Exch	Inst Type
MASS	908 DEVICES INC	P	Equity
MAT	MATTEL, INC.	P	Equity
MATV	Mativ Holdings, Inc.	P	Equity
MATW	Matthews International Corporation	P	Equity
MATX	Matson, Inc.	P	Equity
MAX	MEDIAALPHA INC CLASS A	P	Equity
MBB	iShares Barclays MBS Bond Fund ETF	P	ETF
MBI	MBIA INC.	P	Equity
MBLY	MOBILEYE GLOBAL, INC.	P	Equity
MBOT	MICROBOT MEDICAL INC	P	Equity
MBUU	Malibu Boats, Inc.	P	Equity
MBX	MBX BIOSCIENCES, INC.	P	Equity
MC	Moelis & Company	P	Equity
MCD	MCDONALD'S CORPORATION	P	Equity
MCFT	MasterCraft Boat Holdings, Inc	P	Equity
MCHI	iShares MSCI China ETF	P	ETF
MCHP	MICROCHIP TECHNOLOGY INC	P	Equity
MCK	MCKESSON CORPORATION	P	Equity
MCO	MOODY'S CORPORATION	P	Equity
MCRB	Seres Therapeutics, Inc.	P	Equity
MCRI	MONRACH CASINO & RESORT, INC	P	Equity
MCY	Mercury General Corporation	P	Equity
MD	Mednax Inc	P	Equity
MDB	MongoDB, Inc.	P	Equity
MDGL	Madrigal Pharmaceuticals, Inc.	P	Equity
MDLN	Medline Inc.	P	Equity
MDLZ	MONDELEZ INTERNATIONAL, INC.	P	Equity
MDT	MEDTRONIC, INC.	P	Equity
MDU	MDU RESOURCES GROUP INC.	P	Equity
MDWD	MEDIWOUND LTD	P	Equity
MDXG	MIMEDX GROUP, INC.	P	Equity
MDY	SPDR S&P MIDCAP 400	P	ETF
MED	Medifast, Inc.	P	Equity
MEDP	Medpace Holdings, Inc	P	Equity
MEI	METHODE ELECTRONICS, INC.	P	Equity
MELI	Mercadolibre Inc	P	Equity
MEME	ROUNDHILL MEME ETF	P	ETF
MEOH	Methanex Corp.	P	Equity
MERC	Mercer International Inc.	P	Equity
MESO	Mesoblast Limited	P	Equity
MET	METLIFE, INC.	P	Equity
META	Meta Platforms, Inc.	P	Equity
METC	RAMACO RESOURCES, INC.	P	Equity
METU	DIREXION DAILY META BULL 2X ETF	P	ETF
METV	Roundhill Ball Metaverse ETF	P	ETF

Pearl Options Securities List as of 6/4/2026			
Symbol	Company Name	List Exch	Inst Type
MEXX	DIREXION DAILY MSCI MEXICO BULL 3X SHARES	P	Equity
MFA	MFA Financial Inc	P	Equity
MFC	MANULIFE FINANCIAL CORPORATION	P	Equity
MFG	Mizuho Financial Group, Inc.	P	Equity
MFIC	MidCap Financial Investment Corporation	P	Equity
MFIN	Medallion Financial Corporation	P	Equity
MG	Mistras Group Inc	P	Equity
MGA	Magna International Inc.	P	Equity
MGK	Vanguard Mega Cap 300 Growth ETF	P	ETF
MGM	MGM RESORTS INTERNATIONAL	P	Equity
MGNI	Magnite, Inc.	P	Equity
MGNX	MacroGenics, Inc.	P	Equity
MGPI	MGP Ingredients Inc.	P	Equity
MGTX	MEIRAGTX HOLDINGS PLC	P	Equity
MGY	Magnolia Oil & Gas Corporation	P	Equity
MHK	MOHAWK INDUSTRIES, INC.	P	Equity
MHO	M/I Homes Inc	P	Equity
MIAX	Miami International Holdings, Inc.	P	Equity
MIDD	The Middleby Corporation	P	Equity
MIDU	Direxionshares Daily Mid Cap Bull 3X Shares	P	ETF
MIR	Mirion Technologies, Inc.	P	Equity
MIRM	MIRUM PHARMACEUTICALS, INC.	P	Equity
MIST	MILESTONE PHARMACEUTICALS, INC.	P	Equity
MITK	Mitek Systems, Inc.	P	Equity
MITT	AG Mortgage Investment Trust, Inc.	P	Equity
MJ	ETFMG Alternative Harvest ETF	P	ETF
MKC	MCCORMICK AND COMPANY, INC.	P	Equity
MKL	Markel Corporation	P	Equity
MKSI	MKS Instruments, Inc.	P	Equity
MKTX	MarketAxess Holdings Inc.	P	Equity
MLCO	Melco Resorts & Entertainment Limited	P	Equity
MLI	Mueller Industries Inc	P	Equity
MLKN	MillerKnoll, Inc.	P	Equity
MLM	MARTIN MARIETTA MATERIALS INC	P	Equity
MLSS	MILESTONE SCIENTIFIC, INC	P	Equity
MLTX	MOONLAKE IMMUNOTHERAPEUTICS	P	Equity
MLYS	MINERALYS THERAPEUTICS, INC.	P	Equity
MMED	Minimed Group, Inc.	P	Equity
MMLP	MARTIN MIDSTREAM PARTNERS LP	P	Equity
MMM	3M COMPANY	P	Equity
MMS	MAXIMUS, Inc.	P	Equity
MMSI	Merit Medical Systems, Inc.	P	Equity
MMYT	MakeMyTrip Ltd	P	Equity
MNDY	MONDAY.COM LTD	P	Equity
MNKD	MANNKIND CORPORATION	P	Equity

Pearl Options Securities List as of 6/4/2026			
Symbol	Company Name	List Exch	Inst Type
MNR	MACH NATURAL RESOURCES LP	P	Equity
MNRO	Monro, Inc.	P	Equity
MNSO	MINISO GROUP HOLDING LTD.	P	Equity
MNST	MONSTER BEVERAGE CORPORATION	P	Equity
MNTN	MNTN, INC.	P	Equity
MNY	MoneyHero Limited	P	Equity
MO	ALTRIA GROUP INC.	P	Equity
MOD	Modine Manufacturing Company	P	Equity
MOH	Molina Healthcare Inc.	P	Equity
MOMO	Momo Inc.	P	Equity
MOO	Market Vectors Agribusiness ETF	P	ETF
MOS	THE MOSAIC COMPANY	P	Equity
MOV	Movado Group, Inc.	P	Equity
MP	MP Materials Corporation	P	Equity
MPAA	Motorcar Parts of America, Inc.	P	Equity
MPC	MARATHON PETROLEUM CORPORATION	P	Equity
MPLX	MPLX LP	P	Equity
MPT	Medical Properties Trust, Inc.	P	Equity
MPWR	Monolithic Power Systems Inc	P	Equity
MQ	MARQETA, INC	P	Equity
MRAM	EVERSPIN TECHNOLOGIES, INC.	P	Equity
MRCY	Mercury Systems, Inc.	P	Equity
MREO	MEREO BIOPHARMA GROUP PLC SPONSORED ADR	P	Equity
MRK	MERCK & COMPANY INC.	P	Equity
MRLN	MERLIN, INC.	P	Equity
MRNA	Moderna, Inc.	P	Equity
MRP	MILLROSE PROPERTIES INC.	P	Equity
MRSH	Marsh	P	Equity
MRTN	Marten Transport, Ltd.	P	Equity
MRVI	Maravai LifeSciences Holdings, Inc.	P	Equity
MRVL	MARVELL TECHNOLOGY GROUP LTD.	P	Equity
MRX	MAREX GROUP PLC	P	Equity
MS	MORGAN STANLEY	P	Equity
MSB	Mesabi Trust	P	Equity
MSCI	MSCI Inc	P	Equity
MSDL	MORGAN STANLEY DIRECT LENDING FUND	P	Equity
MSFL	GRANITESHARES 2X LONG MSFT DAILY ETF	P	ETF
MSFT	MICROSOFT CORPORATION	P	Equity
MSFU	Direxion Daily MSFT Bull 2X Shares	P	ETF
MSGE	Madison Square Garden Entertainment Corp	P	Equity
MSGS	Madison Square Garden Sports Corporation	P	Equity
MSI	MOTOROLA INC (reverse split)	P	Equity
MSM	MSC Industrial Direct Co. Inc.	P	Equity
MSOS	ADVISOR SHARES PURE US CANNABIS	P	ETF
MSOX	ADVISORSHARES MSOS 2X DAILY ETF	P	ETF

Pearl Options Securities List as of 6/4/2026			
Symbol	Company Name	List Exch	Inst Type
MSTR	MICROSTRATEGY, INC	P	Equity
MSTU	T-Rex 2X Long MSTR Daily Target ETF	P	ETF
MSTU1	T-Rex 2X Long MSTR Daily Target ETF	P	ETF
MSTX	Tidal Trust II - Defiance Daily Target 1.75X Long MSTR ETF	P	ETF
MSTX1	Tidal Trust II - Defiance Daily Target 1.75X Long MSTR ETF	P	ETF
MSTY1	YIELDMAX MSTR OPTION INCOME STRATEGY ETF	P	ETF
MSTY	YIELDMAX MSTR OPTION INCOME STRATEGY ETF	P	ETF
MSTZ	T-Rex 2X Inverse MSTR Daily Target ETF	P	ETF
MT	ARCELORMITTAL	P	Equity
MTA	METALLA ROYALTY & STREAMING LTD.	P	Equity
MTB	M & T BANK CORP	P	Equity
MTCH	Match Group, Inc.	P	Equity
MTDR	Matador Resources Company	P	Equity
MTG	MGIC INVESTMENT CORPORATION	P	Equity
MTH	MERITAGE HOMES CORPORATION	P	Equity
MTLS	MATERIALISE NV	P	Equity
MTN	Vail Resorts, Inc.	P	Equity
MTRX	Matrix Service Company	P	Equity
MTSI	MACOM Technology Solutions Holdings, Inc.	P	Equity
MTUM	Altria Group, Inc	P	ETF
MTW	THE MANITOWOC COMPANY, INC.	P	Equity
MTZ	MASTEC INC	P	Equity
MU	MICRON TECHNOLOGY INC.	P	Equity
MUB	iShares S&P National AMT Free Municipal Bond Fund	P	ETF
MUFG	Mitsubishi UFJ Financial Group, Inc.	P	Equity
MULL	GRANITESHARES 2X LONG MU DAILY ETF	P	ETF
MUR	MURPHY OIL CORPORATION	P	Equity
MUSA	Murphy USA Inc.	P	Equity
MUU	Direxion Daily MU Bull 2X Shares	P	ETF
MUX	McEwen Mining Inc.	P	Equity
MVIS	Microvision, Inc.	P	Equity
MVLL	GRANITESHARES 2X LONG MRVL DAILY ETF	P	ETF
MVO	MV Oil Trust	P	Equity
MVST	Microvast Holdings, Inc. (MVST)	P	Equity
MWA	Mueller Water Products, Inc.	P	Equity
MX	MagnaChip Semiconductor Corp.	P	Equity
MXL	Maxlinear, Inc.	P	Equity
MYGN	MYRIAD GENETICS INC	P	Equity
MYO	MYOMO, INC.	P	Equity
MYPS	PLAYSTUDIOS, Inc.	P	Equity
NA	NANO LABS LTD. CLASS A	P	Equity
NABL	N-ABLE, INC	P	Equity
NAGE	Niagen Bioscience, Inc.	P	Equity
NAIL	Direxion Daily Homebuilders & Supplies Bull 3X Shares	P	ETF
NAK	Northern Dynasty Minerals Ltd.	P	Equity

Pearl Options Securities List as of 6/4/2026			
Symbol	Company Name	List Exch	Inst Type
NAKA	Nakamoto Inc.	P	Equity
NAKA1	Nakamoto Inc.	P	Equity
NAMS	NEWAMSTERDAM PHARMA COMPANY N.V.	P	Equity
NANC	UNUSUAL WHALES SUBVERSIVE DEMOCRATIC TRADING ETF	P	ETF
NASA	TEMA SPACE INNOVATORS ETF	P	ETF
NAT	Nordic American Tankers Ltd	P	Equity
NATL	NCR ATLEOS, LLC	P	Equity
NAUT	Nautilus Biotechnology, Inc.	P	Equity
NAVI	NAVIENT CORPORATION	P	Equity
NAVN	Navan, Inc.	P	Equity
NB	NIOCORP DEVELOPMENTS LTD.	P	Equity
NBIG	Leverage Shares 2X Long NBIS Daily ETF	P	ETF
NBIS	Nebius Group N.V.	P	Equity
NBIX	NEUROCRINE BIOSCIENCES	P	Equity
NBP	NovaBridge Biosciences	P	Equity
NBR	NABORS INDUSTRIES LTD.	P	Equity
NCLH	NORWEGIAN CRUISE LINE HOLDINGS LTD.	P	Equity
NCMI	National Cinenedia Inc	P	Equity
NCNO	nCino, Inc	P	Equity
NDAQ	Nasdaq OMX Group	P	Equity
NDSN	Nordson Corporation	P	Equity
NE	NOBLE CORPORATION	P	Equity
NEBX	TRADR 2X LONG NBIS DAILY ETF	P	ETF
NEE	NextEra Energy, Inc.	P	Equity
NEM	NEWMONT MINING CORPORATION	P	Equity
NEO	NeoGenomics, Inc.	P	Equity
NEOG	Neogen Corp	P	Equity
NEON	NEONODE INC.	P	Equity
NET	Cloudflare, Inc.	P	Equity
NEWP	NEW PACIFIC METALS CORP	P	Equity
NEWT	Newtek Business Services Corp	P	Equity
NEXA	NEXA RESOURCES S.A.	P	Equity
NEXT	NEXTDECADE CORP.	P	Equity
NFE	New Fortress Energy Inc	P	Equity
NFG	National Fuel Gas Company	P	Equity
NFGC	NEW FOUND GOLD	P	Equity
NFLU	T-REX 2X LONG NFLX DAILY TARGET ETF	P	ETF
NFLX	NETFLIX, INC.	P	Equity
NG	NOVAGOLD RESOURCES INC (dist)	P	Equity
NGG	National Grid PLC	P	Equity
NGL	NGL ENERGY PARTNERS L.P.	P	Equity
NGNE	Neurogene Inc.	P	Equity
NGS	Natural Gas Services Group	P	Equity
NI	NISOURCE, INC	P	Equity
NICE	NICE Ltd.	P	Equity

Pearl Options Securities List as of 6/4/2026			
Symbol	Company Name	List Exch	Inst Type
NIO	NIO Inc.	P	Equity
NIQ	NIQ Global Intelligence plc	P	Equity
NIU	Niu Technologies	P	Equity
NKE	NIKE INC.	P	Equity
NKLR	Terra Innovatum Global N.V.	P	Equity
NKTR	NEKTAR THERAPEUTICS	P	Equity
NKTX	NKARTA INC	P	Equity
NLR	VanEck Uranium and Nuclear ETF	P	ETF
NLY	ANNALY CAPITAL MANAGEMENT, INC.	P	Equity
NMAX	Newsmax, Inc.	P	Equity
NMFC	New Mountain Finance Corporation	P	Equity
NMG	NOUVEAU MONDE GRAPHITE INC	P	Equity
NMIH	NMI Holdings, Inc.	P	Equity
NMM	Navios Maritime Partners LP	P	Equity
NMR	Nomura Holdings, Inc.	P	Equity
NMRA	NEUMORA THERAPEUTICS INC	P	Equity
NMRK	Newmark Group Inc	P	Equity
NMTC	NEUROONE MEDICAL TECHNOLOGIES CORPORATION	P	Equity
NN	NEXTNAV INC.	P	Equity
NNBR	NN, Inc.	P	Equity
NNDM	NANO DIMENSION LTD	P	Equity
NNE	NANO Nuclear Energy Inc.	P	Equity
NNN	National Retail Properties, Inc.	P	Equity
NNOX	NANO-X IMAGING LTD	P	Equity
NNVC	NanoViricides, Inc	P	Equity
NOAH	Noah Holdings, Ltd.	P	Equity
NOC	NORTHROP GRUMMAN CORP	P	Equity
NOG	Northern Oil and Gas Inc	P	Equity
NOK	NOKIA CORPORATION	P	Equity
NOMD	Nomad Foods Limited	P	Equity
NOTV	INOTIV, INC.	P	Equity
NOV	NOV, Inc.	P	Equity
NOVT	Novanta Inc.	P	Equity
NOW	ServiceNow Inc.	P	Equity
NPO	EnPro Industries Inc	P	Equity
NPWR	NET Power Inc.	P	Equity
NRDS	NERDWALLET, INC	P	Equity
NRDY	Nerdy Inc.	P	Equity
NRG	NRG ENERGY, INC.	P	Equity
NRGV	Energy Vault Holdings, Inc	P	Equity
NRIX	NURIX THERAPEUTICS, INC.	P	Equity
NRP	Natural Resource Partners L.P.	P	Equity
NRXP	NRX PHARMACEUTICALS, INC	P	Equity
NSA	National Storage Affiliates	P	Equity
NSC	NORFOLK SOUTHERN CORPORATION	P	Equity

Pearl Options Securities List as of 6/4/2026			
Symbol	Company Name	List Exch	Inst Type
NSP	Insperity, Inc.	P	Equity
NSSC	Napco Security Technologies, Inc.	P	Equity
NTAP	NETAPP, INC.	P	Equity
NTCT	NetScout Systems, Inc.	P	Equity
NTES	NETEASE, INC.	P	Equity
NTGR	NETGEAR INC	P	Equity
NTLA	Intellia Therapeutics Inc.	P	Equity
NTNX	Nutanix, Inc.	P	Equity
NTR	Nutrien Ltd.	P	Equity
NTRA	Natera, Inc	P	Equity
NTRS	NORTHERN TRUST CORPORATIO	P	Equity
NTSK	Netskope, Inc.	P	Equity
NTWK	NetSol Technologies, Inc.	P	Equity
NU	NU HOLDINGS LTD.	P	Equity
NUAI	NEW ERA ENERGY & DIGITAL, INC.	P	Equity
NUCL	EAGLE NUCLEAR ENERGY CORP.	P	Equity
NUE	NUCOR CORPORATION	P	Equity
NUGT	DIREXION DAILY GOLD MINERS BULL 2X SHRS	P	ETF
NUS	NU SKIN ENTERPRISES INC.	P	Equity
NUVB	NUVATION BIO INC COM CL A	P	Equity
NUVL	NUVALENT, INC.	P	Equity
NVAX	NOVAVAX, INC	P	Equity
NVCR	NovoCure Limited	P	Equity
NVCT	NUVECTIS PHARMA, INC.	P	Equity
NVD	GraniteShares ETF Trust 2x Short NVDA Daily ETF	P	ETF
NVDA	NVIDIA CORPORATION	P	Equity
NVDL	GRANITESHARES 1.5X LONG NVDA DAILY ETF	P	ETF
NVDQ	T-REX 2X INVERSE NVIDIA DAILY TARGET	P	ETF
NVDS	AXS 1.25X NVDA BEAR DAILY ETF	P	ETF
NVDU	DIREXION DAILY NVDA BULL 1.5X SHARES	P	ETF
NVDX	T-REX 2X LONG NVIDIA DAILY	P	ETF
NVDY	YIELDMAX NVDA OPTION INCOME STRATEGY ETF	P	ETF
NVGS	NAVIGATOR HOLDINGS LTD.	P	Equity
NVMI	Nova Measuring Instruments Ltd.	P	Equity
NVO	Novo Nordisk	P	Equity
NVOX	DEFIANCE DAILY TARGET 2X LONG NVO ETF	P	ETF
NVS	Novartis AG	P	Equity
NVST	Envista Holdings Corp	P	Equity
NVT	nVent Electric plc	P	Equity
NVTS	NAVITAS SEMICONDUCTOR CORPORATION	P	Equity
NVX	NOVONIX LTD SPONSORED ADR	P	Equity
NWBI	Northwest Bancshares Inc	P	Equity
NWG	NatWest Group plc	P	Equity
NWL	NEWELL RUBBERMAID, INC.	P	Equity
NWSA	NEWS CORPORATION	P	Equity

Pearl Options Securities List as of 6/4/2026			
Symbol	Company Name	List Exch	Inst Type
NX	Quanex Building Products Corporation	P	Equity
NXDR	Nextdoor Holdings, Inc.	P	Equity
NXE	NEXGEN ENERGY LTNEXGEN ENERGY LTD.D.	P	Equity
NXPI	NXP Semiconductors NV	P	Equity
NXST	NEXSTAR BROADCASTING GROUP, INC.	P	Equity
NXT	NEXTRACKER INC.	P	Equity
NYT	NEW YORK TIMES COMPANY	P	Equity
O	Realty Income Corporation	P	Equity
OABI	OMNIAB, INC.	P	Equity
OBDC	Blue Owl Capital Corporation	P	Equity
OBE	OBSIDIAN ENERGY LTD	P	Equity
OC	OWENS CORNING INC.	P	Equity
OCGN	OCUGEN INC	P	Equity
OCSL	Oaktree Specialty Lending Corporation	P	Equity
OCUL	Ocular Therapeutix, Inc.	P	Equity
ODD	ODDITY TECH LTD	P	Equity
ODFL	Old Dominion Freight Line (150 shares)	P	Equity
ODV	OSISKO DEVELOPMENT CORP	P	Equity
OEC	Orion Engineered Carbons S.A.	P	Equity
OEF	ISHARES S&P 100 ETF	P	ETF
OGE	OGE ENERGY CORP.	P	Equity
OGI	OrganiGram Holdings Inc	P	Equity
OGN	ORGANON & CO.	P	Equity
OHI	OMEGA Healthcare Investors, Inc.	P	Equity
OI	OWENS-ILLINOIS INC.	P	Equity
OIH	MARKET VECTORS OIL SERVICES ETF	P	ETF
OII	OCEANEERING INTERNATIONAL, INC	P	Equity
OIS	Oil States International, Inc.	P	Equity
OKE	ONEOK, INC.	P	Equity
OKLL	Defiance Daily Target 2X Long OKLO ETF	P	ETF
OKLO	Oklo Inc.	P	Equity
OKTA	Okta, Inc.	P	Equity
OLED	CAMBRIDGE DISPLAY TECHNOLOGY INC.	P	Equity
OLLI	Ollie's Bargain Outlet Holdings, Inc.	P	Equity
OLMA	Aurora Innovation, Inc.	P	Equity
OLN	OLIN CORP.	P	Equity
OLPX	OLAPLEX HOLDINGS INC	P	Equity
OMAB	GRUPO AEROPORTUARIO DEL CENTRO NORTE SAB DE CV	P	Equity
OMC	OMNICOM GROUP	P	Equity
OMCL	OMNICELL, INC	P	Equity
OMDA	OMADA HEALTH	P	Equity
OMER	Omeros Corporation	P	Equity
OMEX	Odyssey Marine Exploration Inc.	P	Equity
OMF	OneMain Holdings, Inc.	P	Equity
ON	ON Semiconductor Corporation	P	Equity

Pearl Options Securities List as of 6/4/2026			
Symbol	Company Name	List Exch	Inst Type
ONB	Old National Bancorp	P	Equity
ONC	BeiGene, Ltd.	P	Equity
ONDS	ONDAS HOLDINGS, INC.	P	Equity
ONEQ	FIDELITY NASDAQ COMPOSITE INDEX ETF	P	ETF
ONEW	ONEWATER MARINE INC	P	Equity
ONL	ORION OFFICE REIT INC	P	Equity
ONON	ON HOLDING AG	P	Equity
ONT	Onterris, Inc.	P	Equity
ONTO	Onto Innovation Inc.	P	Equity
OPAD	Offerpad Solutions Inc.	P	Equity
OPCH	Option Care Health, Inc	P	Equity
OPEN1	Opendoor Technologies Inc.	P	Equity
OPEN	Opendoor Technologies Inc.	P	Equity
OPEN1		P	Equity
OPEN1		P	Equity
OPEN1		P	Equity
OPFI	OppFi Inc.	P	Equity
OPK	OPKO HEALTH, INC.	P	Equity
OPLN	OPENLANE, Inc	P	Equity
OPRA	Opera Limited	P	Equity
OPRT	OPORTUN FINANCIAL CORP.	P	Equity
OPRX	OptimizeRx Corporation	P	Equity
OPTT	OCEAN POWER TECHNOLOGIES, INC.	P	Equity
OPTU	Optimum Communications, Inc.	P	Equity
OPY	Oppenheimer Holdings Inc.	P	Equity
OR	Osisko Gold Royalties Ltd	P	Equity
ORA	Ormat Technologies, Inc.	P	Equity
ORBS	EIGHTCO HOLDINGS INC.	P	Equity
ORC	Orchid Island Capital, Inc.	P	Equity
ORCL	ORACLE CORPORATION	P	Equity
ORCX	Defiance Daily Target 2X Long ORCL ETF	P	ETF
ORGO	ORGANOGENESIS HOLDINGS, INC.	P	Equity
ORI	Old Republic International Corporation	P	Equity
ORIC	ORIC PHARMACEUTICALS INC	P	Equity
ORIO	Orion Digital Corporation	P	Equity
ORLA	ORLA MINING LTD	P	Equity
ORLY	O'REILLY AUTOMOTIVE INC.	P	Equity
ORMP	Oramed Pharmaceuticals Inc.	P	Equity
ORN	Orion Marine Group, Inc.	P	Equity
ORR	Militia Long/Short Equity ETF	P	ETF
OSCR	OSCAR HEALTH INC.	P	Equity
OSG	Octave Specialty Group, Inc.	P	Equity
OSIS	OSI Systems Inc.	P	Equity
OSK	Oshkosh Corporation	P	Equity
OSPN	OneSpan Inc.	P	Equity

Pearl Options Securities List as of 6/4/2026			
Symbol	Company Name	List Exch	Inst Type
OSS	ONE STOP SYSTEMS, INC.	P	Equity
OSUR	ORASURE TECHNOLOGIES INC	P	Equity
OSW	OneSpaWorld Holdings Limited	P	Equity
OTEX	OPEN TEXT CORPORATION	P	Equity
OTIS	Otis Worldwide Corporation	P	Equity
OTLK	OUTLOOK THERAPEUTICS, INC.	P	Equity
OTLY	OATLY GROUP AB	P	Equity
OUST	Ouster, Inc	P	Equity
OUT	OUTFRONT MEDIA INC.	P	Equity
OVID	Ovid Therapeutics Inc.	P	Equity
OVV	Ovintiv Inc.	P	Equity
OWL	Blue Owl Capital Inc.	P	Equity
OXM	Oxford Industries, Inc	P	Equity
OXSQ	Oxford Square Capital Corporation	P	Equity
OXY	OCCIDENTAL PETROLEUM CORPORATION	P	Equity
OZK	Bank OZK	P	Equity
P	Everpure, Inc.	P	Equity
PAA	PLAINS ALL AMERICAN PIPELINE, LP	P	Equity
PAAS	PAN AMERICAN SILVER CORPORATION	P	Equity
PACB	Pacific Biosciences of California Inc	P	Equity
PACK	RANPAK HOLDINGS CORP	P	Equity
PACS	PACS Group, Inc.	P	Equity
PAG	Penske Automotive Group Inc	P	Equity
PAGP	PLAINS GP HOLDINGS, L.P.	P	Equity
PAGS	PagSeguro Digital Ltd.	P	Equity
PAL	PROFICIENT AUTO LOGISTICS INC	P	Equity
PALL	ABRDN PHYSICAL PALLADIUM SHARES ETF	P	ETF
PAM	Pampa Energía S.A.	P	Equity
PANL	PANGAEA LOGISTICS SOLUTIONS LTD.	P	Equity
PANW	Palo Alto Networks Inc	P	Equity
PAR	PAR Technology Corporation	P	Equity
PARR	Par Pacific Holdings, Inc.	P	Equity
PATH	UIPATH INC	P	Equity
PATK	Patrick Industries, Inc.	P	Equity
PAVE	Global X U.S. Infrastructure Development ETF	P	ETF
PAX	PATRIA INVESTMENT LTD	P	Equity
PAY	PAYMENTUS HOLDINGS, INC	P	Equity
PAYC	Paycom Software, Inc.	P	Equity
PAYO	Payoneer Global Inc.	P	Equity
PAYS	PaySign, Inc.	P	Equity
PAYX	PAYCHEX, INC	P	Equity
PBA	Pembina Pipeline Corporation	P	Equity
PBF	PBF ENERGYINC.	P	Equity
PBI	PITNEY BOWES INC.	P	Equity
PBR	PETROLEO BRASILEIRO PETROBRAS SA	P	Equity

Pearl Options Securities List as of 6/4/2026			
Symbol	Company Name	List Exch	Inst Type
PBRA	Petroleo Brasileiro S.A. - Petrobras	P	Equity
PBT	PERMIAN BASIN ROYALTY TRUST	P	Equity
PBYI	PUMA BIOTECHNOLOGY, INC.	P	Equity
PCAR	PACCAR INC.	P	Equity
PCG	PG & E CORP	P	Equity
PCOR	PROCORE TECH.	P	Equity
PCRX	Pacira Pharmaceuticals, Inc./DE	P	Equity
PCT	PURECYCLE TECHNOLOGIES INC	P	Equity
PCTY	Paylocity Holding Corporation	P	Equity
PCVX	VAXCYTE, INC.	P	Equity
PD	PagerDuty, Inc.	P	Equity
PDBC	INVESCO OPTIMUM YIELD DIVER STARTEGY NO K-1 ETF	P	ETF
PDD	Pinduoduo Inc.	P	Equity
PDS	Precision Drilling Corporation	P	Equity
PDSB	PDS BIOTECHNOLOGY CORP.	P	Equity
PDYN	PALLADYNE AI CORP.	P	Equity
PEB	Pebblebrook Hotel Trust	P	Equity
PEG	PUBLIC SERVICE ENT GROUP INC	P	Equity
PEGA	Pegasystems, Inc.	P	Equity
PENG	Penguin Solutions, Inc.	P	Equity
PENN	PENN NATIONAL GAMING INC	P	Equity
PEP	PEPSICO, INC.	P	Equity
PEPG	PEPGEN INC.	P	Equity
PERI	Perion Network Ltd.	P	Equity
PESI	Perma-Fix Environmental Services, Inc.	P	Equity
PETS	PETMED EXPRESS, INC.	P	Equity
PEW	GrabAGun Digital Holdings Inc.	P	Equity
PEY	Invesco High Yield Equity Dividend Achievers ETF	P	ETF
PFE	PFIZER INC.	P	Equity
PFF	iShares US Preferred Stock	P	ETF
PFFD	GLOBAL X U.S. PREFERRED ETF	P	ETF
PFG	PRINCIPAL FINANCIAL GROUP, INC.	P	Equity
PFGC	Performance Food Group Company	P	Equity
PFLT	Pennantpark Floating Rate Capital Ltd	P	Equity
PFSI	PennyMac Financial Services, Inc.	P	Equity
PG	PROCTER & GAMBLE COMPANY	P	Equity
PGEN	Precigen, Inc.	P	Equity
PGF	PowerShares Financial Preferred ETF	P	ETF
PGJ	PowerShares Golden Dragon China Portfolio	P	ETF
PGNY	Progyny Inc	P	Equity
PGR	PROGRESSIVE CORPORATION	P	Equity
PGY	PAGAYA TECHNOLOGIES LTD	P	Equity
PH	PARKER-HANNIFIN CORP	P	Equity
PHAT	PHATHOM PHARMACEUTICALS, INC.	P	Equity
PHG	Koninklijke Philips N.V	P	Equity

Pearl Options Securities List as of 6/4/2026			
Symbol	Company Name	List Exch	Inst Type
PHIN	PHINIA INC.	P	Equity
PHM	PULTEGROUP, INC.	P	Equity
PHR	PHREESIA, INC.	P	Equity
PHUN	PHUNWARE, INC.	P	Equity
PI	Impinj, Inc.	P	Equity
PICK	iShares MSCI Global Metals & Mining Producers ETF	P	ETF
PII	POLARIS INDUSTRIES, INC.	P	Equity
PINS	Pinterest, Inc.	P	Equity
PIPR	Piper Sandler Companies	P	Equity
PJT	PJT Partners Inc.	P	Equity
PK	Park Hotels & Resorts Inc.	P	Equity
PKE	Park Aerospace Corp.	P	Equity
PKG	PACKAGING CORP OF AMERICA	P	Equity
PKX	POSCO	P	Equity
PL	Planet Labs PBC	P	Equity
PLAB	Photronics Inc.	P	Equity
PLAY	Dave & Buster's Entertainment, Inc.	P	Equity
PLBY	PLBY GROUP, INC.	P	Equity
PLCE	CHILDREN'S PLACE RETAIL	P	Equity
PLD	PROLOGIS INC.	P	Equity
PLG	PLATINUM GROUP METALS LTD.	P	Equity
PLMR	Palomar Holdings, Inc	P	Equity
PLNT	Planet Fitness, Inc.	P	Equity
PLRX	PLIANT THERAPEUTICS, INC.	P	Equity
PLSE	Pulse Biosciences, Inc.	P	Equity
PLTK	PLAYTIKA HOLDING CORP.	P	Equity
PLTR	Palantir Technologies Inc.	P	Equity
PLTU	DIREXION DAILY PLTR BULL 2X SHARES	P	ETF
PLTY	YIELDMAX PLTR OPTION INCOME STRATEGY ETF	P	ETF
PLUG	PLUG POWER INC	P	Equity
PLX	Protalix BioTherapeutics Inc.	P	Equity
PM	PHILIP MORRIS INTERNATIONAL, INC.	P	Equity
PMT	Pennymac Mortgage Investment Trust	P	Equity
PNC	PNC FINANCIAL SERVICES GROUP INC.	P	Equity
PNFP	Pinnacle Financial Partners, Inc.	P	Equity
PNNT	PennantPark Investment Corp	P	Equity
PNR	Pentair plc	P	Equity
PNW	Pinnacle West Capital Corporation	P	Equity
PODD	Insulet Corporation	P	Equity
POET	POET Technologies Inc.	P	Equity
PONY	PONY AI INC.	P	Equity
POOL	Pool Corporation	P	Equity
POR	PORTLAND GENERAL ELECTRIC COMPANY	P	Equity
POST	Post Holdings, Inc.	P	Equity
POWI	Power Integrations Inc	P	Equity

Pearl Options Securities List as of 6/4/2026			
Symbol	Company Name	List Exch	Inst Type
POWL	POWELL INDUSTRIES, INC.	P	Equity
POWW	AMMO INC	P	Equity
PPA	INVESCO AEROSPACE & DEFENSE ETF	P	ETF
PPC	PILGRIMS PRIDE CORP	P	Equity
PPG	PPG INDUSTRIES INC.	P	Equity
PPH	Market Vectors Pharmaceutical ETF	P	ETF
PPIH	PERMA-PIPE INTERNATIONAL HOLDINGS INC	P	Equity
PPL	PPL CORPORATION	P	Equity
PPLI	People Incorporated	P	Equity
IAC	People Incorporated	P	Equity
PPLT	ABRDN PHYSICAL PLATINUM SHARES ETF	P	ETF
PPTA	PERPETUA RESOURCES CORP.	P	Equity
PR	Permian Resources Corporation	P	Equity
PRA	ProAssurance Corporation	P	Equity
PRAA	PRA GROUP, INC.	P	Equity
PRAX	PRAXIS PRECISION MEDICINES, INC.	P	Equity
PRCH	PORCH GROUP, INC.	P	Equity
PRCT	PROCEPT BIOROBOTICS CORP.	P	Equity
PRDO	Perdoceo Education Corporation	P	Equity
PRG	PROG Holdings, Inc.	P	Equity
PRGO	PERRIGO COMPANY	P	Equity
PRGS	Progress Software Corporation	P	Equity
PRIM	Primoris Services Corporation	P	Equity
PRKS	o United Parks & Resorts Inc.	P	Equity
PRLB	Proto Labs Inc	P	Equity
PRLD	PRELUDE THERAPEUTICS, INC.	P	Equity
PRM	PERIMETER SOLUTIONS SA	P	Equity
PRMB	Primo Brands Corporation	P	Equity
PRME	PRIME MEDICINE, INC.	P	Equity
PROK	PROKIDNEY CORP. CLASS A	P	Equity
PROP	PRAIRIE OPERATING CO.	P	Equity
PRPL	Purple Innovation, Inc.	P	Equity
PRQR	Proqr Therapeutics N.V.	P	Equity
PRTA	PROTHENA CORPORATION PLC	P	Equity
PRTS	CarParts.com, Inc	P	Equity
PRU	PRUDENTIAL FINANCIAL, INC.	P	Equity
PRVA	PRIVIA HEALTH GROUP INC	P	Equity
PS	Pershing Square Inc.	P	Equity
PSA	Public Storage	P	Equity
PSEC	Prospect Captial Corporation	P	Equity
PSFE	Paysafe Limited	P	Equity
PSIX	POWER SOLUTIONS INTERNATIONAL, INC.	P	Equity
PSKY	Paramount Skydance Corporation	P	Equity
PSMT	PriceSmart, Inc.	P	Equity
PSN	Parsons Corporation	P	Equity

Pearl Options Securities List as of 6/4/2026			
Symbol	Company Name	List Exch	Inst Type
PSNL	PERSONALIS, INC.	P	Equity
PSNY	Polestar Automotive Holding UK PLC	P	Equity
PSQ	ProShares Short QQQ	P	ETF
PSQH	PSQ Holdings, Inc. (PSQH)	P	Equity
PSTL	POSTAL REALTY TRUST INC CL A	P	Equity
PSX	PHILLIPS 66	P	Equity
PTC	PTC Inc.	P	Equity
PTCT	PTC Therapeutics, Inc.	P	Equity
PTEN	PATTERSON-UTI ENERGY INC.	P	Equity
PTF	Invesco Dorsey Wright Technology Momentum ETF	P	ETF
PTGX	PROTAGONIST THERAPEUTICS, INC.	P	Equity
PTIR	GraniteShares 2x Long PLTR Daily ETF	P	ETF
PTLO	PORTILLOS INC	P	Equity
PTON	Peloton Interactive, Inc.	P	Equity
PTRN	PATTERN GROUP INC.	P	Equity
PUBM	PUBMATIC INC	P	Equity
PUMP	ProPetro Holding Corp.	P	Equity
PURR	HYPERLIQUID STRATEGIES INC	P	Equity
PUSA	Aureus Greenway Holdings Inc.	P	Equity
PVH	PVH Corp.	P	Equity
PVL	Permianville Royalty Trust	P	Equity
PVLA	PALVELLA THERAPEUTICS, INC.	P	Equity
PWP	Perella Weinberg Partners	P	Equity
PWR	QUANTA SERVICES, INC.	P	Equity
PYPL	PayPal Holdings, Inc.	P	Equity
PYXS	PYXIS ONCOLOGY, INC.	P	Equity
PZZA	Papa John's International, Inc.	P	Equity
Q	QNITY ELECTRONICS INC.	P	Equity
QBTS	D-WAVE QUANTUM INC.	P	Equity
QBTX	TRADR 2X LONG QBTS DAILY ETF	P	ETF
QCML	GRANITESHARES 2X LONG QCOM DAILY ETF	P	ETF
QCOM	QUALCOMM INCORPORATED	P	Equity
QDEL	QUIDEL CORPORATION	P	Equity
QDTE	Roundhill Innovation-100 0DTE Covered Call Strategy ETF	P	ETF
QFIN	360 DIGITECH, INC.	P	Equity
QGEN	QIAGEN N V	P	Equity
QID	PROSHARES ULTRASHORT QQQ	P	ETF
QLD	PROSHARES ULTRA QQQ	P	ETF
QLYS	QUALYS, INC.	P	Equity
QNST	Quinstreet, Inc.	P	Equity
QQQ	INVESCO QQQ Trust	P	ETF
QQQE	Direxion NASDAQ-100 Equal Weighted Index Shares	P	ETF
QQQI	NEOS NASDAQ 100 HIGH INCOME ETF	P	ETF
QQQJ	INVESCO NASDAQ NEXT GEN 100 ETF	P	Equity
QQQM	INVESCO NASDAQ 100 ETF	P	ETF

Pearl Options Securities List as of 6/4/2026			
Symbol	Company Name	List Exch	Inst Type
QQQY	DEFIANCE NASDAQ 100 ENHANCED OPTIONS INCOME ETF	P	ETF
QRHC	QUEST RESOURCE HOLDING CORPORATION	P	Equity
QRVO	Qorvo, Inc.	P	Equity
QS	QuantumScape Corporation	P	Equity
QSI	Quantum-Si Incorporated	P	Equity
QSR	Restaurant Brands International Inc.	P	Equity
QTRX	QUANTERIX CORPORATION	P	Equity
QTUM	DEFIANCE QUANTUM ETF	P	ETF
QTWO	Q2 Holdings, Inc.	P	Equity
QUAD	Quad/Graphics, Inc.	P	Equity
QUAL	iShares MSCI USA Quality Factor ETF	P	ETF
QUBT	QUANTUM COMPUTING INC.	P	Equity
QUBX	TRADR 2X LONG QUBT DAILY ETF	P	ETF
QUIK	QuickLogic Corporation	P	Equity
QURE	uniQure N.V.	P	Equity
QXO	QXO, INC.	P	Equity
QYLD	GLOBAL X NASDAQ 100 COVERED CALL ETF	P	ETF
R	RYDER SYSTEMS INC.	P	Equity
RACE	Ferrari N.V.	P	Equity
RAIL	Freight Car America Inc	P	Equity
RAL	RALLIANT CORPORATION	P	Equity
RAMP	LiveRamp Holdings, Inc.	P	Equity
RANI	RANI THERAPEUTICS HOLDINGS, INC.	P	Equity
RAPP	RAPPORT THERAPEUTICS, INC.	P	Equity
RARE	Ultragenyx Pharmaceutical Inc.	P	Equity
RBA	Ritchie Bros. Auctioneers Incorporated	P	Equity
RBBN	Ribbon Communications Inc	P	Equity
RBLX	Roblox Corporation	P	Equity
RBRK	Rubrik, Inc.	P	Equity
RC	Ready Capital Corporation	P	Equity
RCAT	RED CAT HOLDINGS, INC.	P	Equity
RCEL	Avita Therapeutics, Inc.	P	Equity
RCI	Rogers Communication, Inc.	P	Equity
RCKT	Rocket Pharmaceuticals, Inc.	P	Equity
RCL	ROYAL CARIBBEAN CRUISES LTD.	P	Equity
RCON	RECON TECHNOLOGY LTD.	P	Equity
RCUS	Arcus Biosciences, Inc.	P	Equity
RDDT	Reddit, Inc.	P	Equity
RDI	Reading International Inc	P	Equity
RDN	RADIAN GROUP INC.	P	Equity
RDNT	RadNet, Inc.	P	Equity
RDNW	RideNow Group, Inc	P	Equity
RDTL	GRANITESHARES 2X LONG RDDT DAILY ETF	P	ETF
RDW	Redwire Corporation	P	Equity
RDWR	RADWARE LTD.	P	Equity

Pearl Options Securities List as of 6/4/2026			
Symbol	Company Name	List Exch	Inst Type
RDY	Dr. Reddy's Laboratories Limited	P	Equity
REAL	RealReal Inc	P	Equity
REAX	REAL BROKERAGE INC.	P	Equity
REE	REE Automotive Ltd.	P	Equity
REFR	Research Frontiers Inc.	P	Equity
REG	REGENCY CENTERS CORP	P	Equity
REGN	REGENERON PHARMACEUTICALS	P	Equity
REI	Ring Energy, Inc.	P	Equity
REK	ProShares Short Real Estate	P	ETF
REKR	REKOR SYSTEMS, INC.	P	Equity
RELL	Richardson Electronics Ltd	P	Equity
RELX	RELX PLC	P	Equity
RELY	REMITLY GLOBAL, INC	P	Equity
REM	ISHARES MORTGAGE REAL ESTATE ETF	P	ETF
REMX	Market Vectors Rare Earth/Strategic Metals ETF	P	ETF
REPL	REPLIMUNE GROUP, INC.	P	Equity
RES	RPC INC	P	Equity
RETL	Direxion Daily Retail Bull 3X Shares	P	ETF
REX	REX AMERICAN RESOURCES CORP	P	Equity
REXR	Rexford Industrial Realty, Inc.	P	Equity
REYN	REYNOLDS CONSUMER PRODUCTS	P	Equity
REZI	Resideo Technologies Inc	P	Equity
RF	REGIONS FINANCIAL CORPORATION	P	Equity
RFIL	RF Industries, Ltd.	P	Equity
RGA	Reinsurance Group of America Inc	P	Equity
RGC	REGENCELL BIOSCIENCE HOLDINGS LIMITED	P	Equity
RGEN	Repligen Corporation	P	Equity
RGLD	ROYAL GOLD, INC.	P	Equity
RGNX	REGENXBIO Inc.	P	Equity
RGP	Resources Connection, Inc.	P	Equity
RGR	STURM, RUGER & COMPANY INC.	P	Equity
RGTI	Rigetti Computing, Inc	P	Equity
RGTX	Defiance Daily Target 2X Long RGTI ETF	P	ETF
RH	RESTORATION HARDWARE HOLDINGS, INC	P	Equity
RHI	ROBERT HALF INTERNATIONAL	P	Equity
RHP	Ryman Hospitality Properties, Inc.(Stk Div)	P	Equity
RICK	RCI HOSPITALITY HOLDINGS, INC.	P	Equity
RIG	TRANSOCEAN LTD.	P	Equity
RIGL	Rigel Pharmaceuticals, Inc.	P	Equity
RILY	B Riley Financial Inc	P	Equity
RIO	RIO TINTO PLC	P	Equity
RIOT	Riot Blockchain, Inc.	P	Equity
RIOX	DEFIANCE DAILY TARGET 2X LONG RIOT ETF	P	ETF
RITM	Rithm Capital Corporation	P	Equity
RIVN	Rivian Automotive, Inc.	P	Equity

Pearl Options Securities List as of 6/4/2026			
Symbol	Company Name	List Exch	Inst Type
RJF	RAYMOND JAMES FINANCIAL INC	P	Equity
RKLB	Rocket Lab Corporation	P	Equity
RKLX	DEFIANCE DAILY TARGET 2X LONG RKLB ETF	P	ETF
RKT	Rocket Companies, Inc.	P	Equity
RL	RALPH LAUREN CORPORATION	P	Equity
RLAY	RELAY THERAPEUTICS INC	P	Equity
RLGT	Radiant Logistics, Inc.	P	Equity
RLI	RLI Corporation	P	Equity
RLMD	RELMADA THERAPEUTICS INC	P	Equity
RLX	RLX TECHNOLOGY INC	P	Equity
RMAX	RE/MAX Holdings Inc.	P	Equity
RMBS	RAMBUS INC	P	Equity
RMD	RESMED, INC.	P	Equity
RMNI	RIMINI STREET, INC.	P	Equity
RMTI	Rockwell Medical, Inc.	P	Equity
RNG	RINGCENTRAL, INC.	P	Equity
RNR	RENAISSANCERE HOLDINGS LTD.	P	Equity
RNW	ReNew Energy Global plc	P	Equity
ROAD	CONSTRUCTION PARTNERS, INC	P	Equity
ROBN	T-REX 2X LONG HOOD DAILY TARGET ETF	P	ETF
ROG	ROGERS CORPORATION	P	Equity
ROIV	ROIVANT SCIENCES LTD	P	Equity
ROK	ROCKWELL AUTOMATION	P	Equity
ROKU	Roku, Inc.	P	Equity
ROL	Rollins, Inc.	P	Equity
ROM	ProShares Ultra Technology	P	ETF
ROOT	ROOT, INC. DELAWARE	P	Equity
ROP	Roper Technologies, Inc.	P	Equity
ROST	ROSS STORES INC.	P	Equity
RPAR	RPAR RISK PARITY	P	Equity
RPAY	REPAY HOLDINGS CORP.	P	Equity
RPC	Ridgepost Capital, Inc.	P	Equity
RPD	Rapid7, Inc.	P	Equity
RPM	RPM INTERNATIONAL, INC	P	Equity
RPRX	ROYALTY PHARMA PLC	P	Equity
RR	RICHTECH ROBOTICS INC.	P	Equity
RRC	RANGE RESOURCES CORPORATION	P	Equity
RRGB	Red Robin Gourmet Burgers, Inc.	P	Equity
RRR	Red Rock Resorts, Inc.	P	Equity
RRX	Regal Rexnord Corporation	P	Equity
RS	RELIANCE STEEL & ALUMINUM CO.	P	Equity
RSG	REPUBLIC SERVICES	P	Equity
RSI	Rush Street Interactive, Inc.	P	Equity
RSKD	RISKIFIED LTD.	P	Equity
RSP	Invesco S&P 500 Equal Weight ETF	P	ETF

Pearl Options Securities List as of 6/4/2026			
Symbol	Company Name	List Exch	Inst Type
RSVR	RESERVOIR MEDIA, INC.	P	Equity
RTO	RENTOKIL INITIAL PLC	P	Equity
RTX	Raytheon Technologies Corporation	P	Equity
RUM	Rumble Inc.	P	Equity
RUN	Sunrun Inc.	P	Equity
RVLV	Revolve Group, Inc.	P	Equity
RVMD	REVOLUTION MEDICINES, INC.	P	Equity
RVTY	Revvity, Inc.	P	Equity
RWAY	RUNWAY GROWTH FINANCE CORP.	P	Equity
RWM	ProShares Short Russell2000	P	ETF
RWT	REDWOOD TRUST, INC.	P	Equity
RXO	RXO, INC.	P	Equity
RXRX	RECURSION PHARMACEUTICALS	P	Equity
RXST	RXSIGHT, INC.	P	Equity
RXT	RACKSPACE TECHNOLOGY, INC.	P	Equity
RY	ROYAL BANK OF CANADA	P	Equity
RYAAY	Ryanair Holdings plc	P	Equity
RYAM	RAYONIER ADVANCED MATERIALS INC.	P	Equity
RYAN	RYAN SPECIALITY GROUP	P	Equity
RYLD	GLOBAL X FDS RUSSELL 2000	P	ETF
RYN	Rayonier Inc.	P	Equity
RYTM	Rhythm Pharmaceuticals, Inc	P	Equity
RZLT	REZOLUTE, INC	P	Equity
RZLV	REZOLVE AI LIMITED	P	Equity
S	SENTINELONE, INC	P	Equity
SA1	SEABRIDGE GOLD INC	P	Equity
SA	SEABRIDGE GOLD INC	P	Equity
SABR	SABRE CORPORATION	P	Equity
SACH	SACHEM CAPITAL CORP.	P	Equity
SAFE	Safehold Inc	P	Equity
SAFT	Safety Insurance Group Inc.	P	Equity
SAH	SONIC AUTOMOTIVE,INC.	P	Equity
SAIA	Saia, Inc.	P	Equity
SAIC	Science Applications International Corporation	P	Equity
SAIL	SailPoint, Inc.	P	Equity
SAM	Boston Beer Company, Inc.	P	Equity
SAN	BANCO SANTANDER, S.A.	P	Equity
SANA	SANA BIOTECHNOLOGY INC.	P	Equity
SANM	Sanmina Corporation	P	Equity
SAP	SAP AG	P	Equity
SARK	TUTTLE CAPITAL SHORT INNOVATION ETF	P	ETF
SARO	StandardAero, Inc.	P	Equity
SATL	SATELLOGIC INC	P	Equity
SATS	EchoStar Corp	P	Equity
SB	Safe Bulkers Inc.	P	Equity

Pearl Options Securities List as of 6/4/2026			
Symbol	Company Name	List Exch	Inst Type
SBAC	SBA COMMUNICATION CORP	P	Equity
SBET	SHARPLINK GAMING INC	P	Equity
SBGI	SINCLAIR BROADCASTING GRP	P	Equity
SBH	Sally Beauty Holdings Inc	P	Equity
SBIT	PROSHARES ULTRASHORT BITCOIN ETF	P	ETF
SBLK	Star Bulk Carriers Corporation	P	Equity
SBRA	Sabra Health Care REIT, Inc.	P	Equity
SBS	Companhia de Saneamento Basico do Estado de Sao Paulo	P	Equity
SBSW	Sibanye-Stillwater	P	Equity
SBUX	STARBUCKS CORPORATION	P	Equity
SCCO	SOUTHERN COPPER CORPORATION	P	Equity
SCHB	Schwab US Broad Market ETF	P	ETF
SCHD	Schwab US Dividend Equity ETF	P	ETF
SCHG	Schwab U.S. Large-Cap Growth ETF	P	ETF
SCHL	Scholastic Corporation	P	Equity
SCHO	SCHWAB SHORT-TERM US TREASURY ETF	P	ETF
SCHP	Schwab U.S. TIPs ETF	P	ETF
SCHW	THE CHARLES SCHWAB CORPORATION	P	Equity
SCI	SERVICE CORPORATION INTERNATIONAL	P	Equity
SCM	Stellus Capital Investment Corp	P	Equity
SCO	ProShare UltraShort DJ UBS Crude Oil	P	ETF
SCO1	ProShare UltraShort DJ UBS Crude Oil	P	ETF
SCSC	SCANSOURCE, INC.	P	Equity
SCVL	Shoe Carnival Inc	P	Equity
SCYX	SCYNEXIS, Inc.	P	Equity
SD	SandRidge Energy, Inc.	P	Equity
SDGR	SCHRODINGER, INC.	P	Equity
SDIV	Global X SuperDividend ETF	P	Equity
SDOW	ProShares UltraPro Short Dow30	P	ETF
SDRL	SEADRILL LIMITED	P	Equity
SDS	PROSHARES ULTRASHORT S&P500	P	ETF
SDS1	PROSHARES ULTRASHORT S&P500	P	ETF
SDY	SPDR S&P Dividend ETF	P	ETF
SE	Sea Limited	P	Equity
SEDG	SolarEdge Technologies, Inc.	P	Equity
SEI	Solaris Energy Infrastructure, Inc.	P	Equity
SEIC	SEI INVESTMENTS CO	P	Equity
SEM	Select Medical Holdings Corporation	P	Equity
SENS	Senseonics Holdings Inc.	P	Equity
SEPN	SEPTERNA, INC.	P	Equity
SERV	SERVE ROBOTICS INC.	P	Equity
SES	SES AI Corporation	P	Equity
SEV	APTERA MOTORS CORP.	P	Equity
SEZL	SEZZLE INC	P	Equity
SF	Stifel Financial Corp.	P	Equity

Pearl Options Securities List as of 6/4/2026			
Symbol	Company Name	List Exch	Inst Type
SFD	Smithfield Foods, Inc.	P	Equity
SFIX	Stitch Fix, Inc.	P	Equity
SFL	SHIP FINANCE INTERNATIONAL LIMITED	P	Equity
SFM	SPROUTS FARMERS MARKET, INC.	P	Equity
SG	SWEETGREEN, INC.	P	Equity
SGHC	Super Group	P	Equity
SGHT	SIGHT SCIENCES, INC.	P	Equity
SGI	Somnigroup International Inc.	P	Equity
SGML	SIGMA LITHIUM CORP	P	Equity
SGMT	SAGIMET BIOSCIENCES INC.	P	Equity
SGOL	ETFS Physical Swiss Gold Shares ETF	P	ETF
SGOV	ISHARES 0-3 MONTH TREASURY BOND ETF	P	ETF
SGRY	Surgery Partners Inc.	P	Equity
SH	ProShares Short S&P 500	P	ETF
SHAK	Shake Shack Inc.	P	Equity
SHC	SOTERA HEALTH COMPANY	P	Equity
SHEL	Shell plc	P	Equity
SHIP	SEANERGY MARITIME HOLDINGS CORP	P	Equity
SHLD	GLOBAL X DEFENSE TECH ETF	P	ETF
SHLS	SHOALS TECHNOLOGIES GROUP	P	Equity
SHO	Sunstone Hotel Investors, Inc.	P	Equity
SHOO	STEVEN MADDEN, LTD.	P	Equity
SHOP	Shopify Inc.	P	Equity
SHW	THE SHERWIN-WILLIAMS COMPANY	P	Equity
SHY	Ishares Barclays 1-3 Year Treasury Bond	P	ETF
SIBN	SI-BONE, INC.	P	Equity
SID	COMPANHIA SIDERURGICAL NACIONAL ADR	P	Equity
SIDU	SIDUS SPACE, INC.	P	Equity
SIEB	Siebert Financial Corp	P	Equity
SIG	SIGNET JEWELERS LIMITEDSHS	P	Equity
SIGA	SIGA Technologies Inc.	P	Equity
SII	Sprott Inc	P	Equity
SIL	Global X Silver Miners ETF	P	ETF
SILJ	ETFMG Prime Junior Silver ETF	P	ETF
SIMO	Silicon Motion Technology Corp.	P	Equity
SIRI	SIRIUS XM RADIO INC.	P	Equity
SITC	SITE Centers Corporation	P	Equity
SITE	SiteOne Landscape Supply, Inc.	P	Equity
SITM	SITIME CORP	P	Equity
SIVR	ETFS Physical Silver	P	ETF
SJM	J M SMUCKER COMPANY (THE)	P	Equity
SJNK	SPDR Barclays Short Term High Yield Bond ETF	P	ETF
SJT	San Juan Basin Royalty Trust	P	Equity
SKE	SKEENA RESOURCES LIMITED	P	Equity
SKF	ProShares UltraShort Financials	P	ETF

Pearl Options Securities List as of 6/4/2026			
Symbol	Company Name	List Exch	Inst Type
SKIN	The Beauty Health Company	P	Equity
SKLZ	Skillz Inc.	P	Equity
SKM	SK TELECOM CO. LTD	P	Equity
SKT	Tanger Factory Outlet Centers, Inc.	P	Equity
SKY	Skyline Champion Corporation	P	Equity
SKYE	SKYE BIOSCIENCE, INC.	P	Equity
SKYT	SKYWATER TECHNOLOGY INC	P	Equity
SKYW	SkyWest Inc.	P	Equity
SKYY	First Trust ISE Cloud Computing Index Fund	P	ETF
SLAB	SILICON LABORATORIES INC.	P	Equity
SLAI	SOLAI Limited	P	Equity
SLB	SCHLUMBERGER LIMITED	P	Equity
SLDB	SOLID BIOSCIENCES, INC	P	Equity
SLDE	SLIDE INSURANCE HOLDINGS, INC.	P	Equity
SLDP	Solid Power, Inc.	P	Equity
SLF	SUN LIFE FINANCIAL INC.	P	Equity
SLG	SL Green Realty Corp.	P	Equity
SLGN	Silgan Holdings Inc.	P	Equity
SLI	STANDARD LITHIUM LTD.	P	Equity
SLM	SLM CORP	P	Equity
SLP	Simulations Plus, Inc	P	Equity
SLQT	SELECTQUOTE, INC.	P	Equity
SLS	SELLAS LIFE SCIENCES GROUP, INC.	P	Equity
SLV	ISHARES SILVER TRUST	P	ETF
SLVM	SYLVAMO CORPORATION	P	Equity
SLVP	ISHARES MSCI GLOBAL SILVER MINERS ETF	P	ETF
SLVR	SPROTT SILVER MINERS & PHYSICAL SILVER ETF	P	ETF
SM	SM Energy Company	P	Equity
SMCI	SUPER MICRO COMPUTER INC	P	Equity
SMCL	GraniteShares 2x Long SMCI Daily ETF	P	ETF
SMCX	Defiance Daily Target 2X Long SMCI ETF	P	ETF
SMCY	YIELDMAX SMCI OPTION INCOME STRATEGY ETF	P	ETF
SMFG	SUMITOMO MITSUI FINANCIAL GROUP, INC.	P	Equity
SMG	The Scotts Miracle-Gro Company	P	Equity
SMH	MARKET VECTORS SEMICONDUCTOR ETF	P	ETF
SMHI	SEACOR MARINE HOLDINGS INC	P	Equity
SMMT	Summit Therapeutics Inc.	P	Equity
SMPL	Simply Good Foods Co	P	Equity
SMR	NuScale Power Corporation	P	Equity
SMST	Tidal Trust II Defiance Daily Target 2x Short MSTR	P	ETF
SMTC	SEMTECH CORPORATION	P	Equity
SMU	TRADR 2X LONG SMR DAILY ETF	P	ETF
SMWB	SIMILARWEB LTD.SIMILARWEB LTD.	P	Equity
SN	SHARKNINJA INC	P	Equity
SNA	SNAP-ON INCORPORATED	P	Equity

Pearl Options Securities List as of 6/4/2026			
Symbol	Company Name	List Exch	Inst Type
SNAP	Snap, Inc	P	Equity
SNBR	Sleep Number Corporation	P	Equity
SND	Smart Sand, Inc.	P	Equity
SNDK	SANDISK CORPORATION	P	Equity
SNDL	SNDL Inc	P	Equity
SNDR	Schneider National, Inc	P	Equity
SNDU	T-REX 2X LONG SNDK DAILY TARGET ETF	P	ETF
SNDX	Syndax Pharmaceuticals, Inc	P	Equity
SNOW	Snowflake Inc.	P	Equity
SNPS	Synopsys Inc.	P	Equity
SNX	Synnex Corporation	P	Equity
SNXX	TRADR 2X LONG SNDK DAILY ETF	P	ETF
SNY	Sanofi	P	Equity
SO	SOUTHERN COMPANY	P	Equity
SOBO	South Bow Corporation	P	Equity
SOC	SABLE OFFSHORE CORP.	P	Equity
SOFI	SoFi Technologies, Inc.	P	Equity
SOFX	DEFIANCE DAILY TARGET 2X LONG SOFI ETF	P	ETF
SOHU	SOHU.COM INC.	P	Equity
SOLS	Solstice Advanced Materials, Inc.	P	Equity
SOLT	VOLATILITY SHARES TRUST 2X SOLANA ETF	P	ETF
SOLT1	VOLATILITY SHARES TRUST 2X SOLANA ETF	P	ETF
SOLV	SOLVENTUM CORPORATION	P	Equity
SOLZ	SOLANA ETF	P	ETF
SON	Sonoco Products Co.	P	Equity
SONO	Sonos, Inc.	P	Equity
SONY	Sony Group Corporation	P	Equity
SOUN	SOUNDHOUND AI, INC	P	Equity
SOXL	DIREXION DAILY SEMICONDUCTOR BULL 3X ETF	P	ETF
SOXS1	Direxion Daily Semiconductor Bear 3X ETF	P	ETF
SOXS	Direxion Daily Semiconductor Bear 3X ETF	P	ETF
SOXX	iShares PHLX Semiconductor Index Fund	P	ETF
SOYB	Teucrium Soybean ETF	P	ETF
SPB	Spectrum Brands Holdings Inc.	P	Equity
SPCE	Virgin Galactic Holdings, Inc.	P	Equity
SPDN	Direxion Daily S&P 500 Bear 1X Shares	P	ETF
SPG	SIMON PROPERTY GROUP INC.	P	Equity
SPGI	S&P Global Inc.	P	Equity
SPH	Suburban Propane Partners, L.P.	P	Equity
SPHB	Invesco S&P 500 High Beta ETF	P	ETF
SPHD	Invesco S&P 500 High Dividend Low Volatility ETF	P	ETF
SPHR	Sphere Entertainment Co.	P	Equity
SPIR	Spire Global, Inc.	P	Equity
SPLV	PowerShares S&P 500 Low Volatility ETF	P	ETF
SPMO	INVESCO S&P 500 MOMENTUM ETF	P	ETF

Pearl Options Securities List as of 6/4/2026			
Symbol	Company Name	List Exch	Inst Type
SPOT	Spotify Technology S.A.	P	Equity
SPRO	Spero Therapeutics Inc	P	Equity
SPRU	Spruce Power Holding Corporation	P	Equity
SPRY	ARS Pharmaceuticals, Inc.	P	Equity
SPSC	SPS Commerce, Inc.	P	Equity
SPSM	SPDR Portfolio S&P 600 Small Cap ETF	P	ETF
SPT	SPROUT SOCIAL INC	P	Equity
SPTL	SPDR PORTFOLIO LONG TERM TREASURY ETF	P	ETF
SPWH	Sportsman's Warehouse Holdings, Inc.	P	Equity
SPXC	SPX Corporation	P	Equity
SPXL	Direxion Daily S&P 500 Bull 3X Shares	P	ETF
SPXS1	Direxion Daily S&P 500 Bear 3X Shares (1:5 reverse	P	ETF
SPXS	Direxion Daily S&P 500 Bear 3X Shares (1:5 reverse	P	ETF
SPXU	PROSHARES ULTRAPRO SHORT S&P500	P	ETF
SPXU2	PROSHARES ULTRAPRO SHORT S&P500	P	ETF
SPY	SPDR S&P 500 TRUST	P	ETF
SPYD	SPDR PORTFOLIO S&P 500 HIGH DIVIDEND	P	ETF
SPYG	SPDR PORTFOLIO S&P 500 GROWTH ETF	P	ETF
SPYI	NEOS S&P 500 HIGH INCOME ETF	P	ETF
SPYM	State Street SPDR Portfolio S&P 500 ETF	P	ETF
SPYV	SPDR PORTFOLIO S&P 500 VALUE ETF	P	ETF
SQM	CHEMICAL & MINING CO. OF CHILE INC.	P	Equity
SQNS	SEQUANS COMMUNICATIONS SA	P	Equity
SQQQ1	PROSHARES ULTRAPRO SHORT QQQ	P	ETF
SQQQ2	PROSHARES ULTRAPRO SHORT QQQ	P	ETF
SQQQ	PROSHARES ULTRAPRO SHORT QQQ	P	ETF
SRAD	SPORTRADAR GROUP	P	Equity
SRE	SEMPRA ENERGY	P	Equity
SRG	Seritage Growth Properties	P	Equity
SRI	Stoneridge, Inc.	P	Equity
SRLN	SPDR Blackstone Senior Loan ETF	P	ETF
SRPT	SAREPTA THERAPEUTICS, INC.	P	Equity
SRRK	SCHOLAR ROCK HOLDING CORP.	P	Equity
SRS	ProShares UltraShort Real Estate	P	ETF
SRTA	Strata Critical Medical, Inc.	P	Equity
SRTS	SENSUS HEALTHCARE, INC	P	Equity
SRTY	ProShares UltraPro Short Russell2000	P	ETF
SSB	South State Corporation	P	Equity
SSD	Simpson Manufacturing Co., Inc.	P	Equity
SSK	REX-OSPREY SOL STAKING ETF	P	ETF
SSL	SASOL LTD	P	Equity
SSNC	SS&C Technologies Holdings, Inc.	P	Equity
SSO	PROSHARES ULTRA S&P500	P	ETF
SSP	The E.W. Scripps Company	P	Equity
SSRM	SSR Mining Inc.	P	Equity

Pearl Options Securities List as of 6/4/2026			
Symbol	Company Name	List Exch	Inst Type
SSSS	Sutter Rock Capital Corporation	P	Equity
SSTI	SoundThinking, Inc.	P	Equity
SSTK	SHUTTERSTOCK, INC.	P	Equity
SSYS	STRATASYS INC.	P	Equity
ST	Sensata Technologies Holding	P	Equity
STAA	STAAR SURGICAL COMPANY	P	Equity
STAG	STAG Industrial, Inc.	P	Equity
STE	STERIS Corp.	P	Equity
STEM	Stem, Inc.	P	Equity
STEP	STEPSTONE GROUP INC	P	Equity
STEX	Streamex Corporation	P	Equity
STGW	Stagwell Inc.	P	Equity
STIM	NEURONETICS, INC.	P	Equity
STKE	SOL STRATEGIES INC.	P	Equity
STKS	ONE GROUP HOSPITALITY, INC.	P	Equity
STLA	Stellantis N.V.	P	Equity
STLD	STEEL DYNAMICS INC	P	Equity
STM	STMicroelectronics NV	P	Equity
STNE	StoneCo Ltd.	P	Equity
STNG	SCORPIO TANKERS, INC.	P	Equity
STOK	STOKE THERAPEUTICS, INC.	P	Equity
STRA	STRAYER EDUCATION, INC.	P	Equity
STRC	Strategy Inc	P	Equity
STRL	Sterling Construction Company Inc.	P	Equity
STRO	SUTRO BIOPHARMA, INC.	P	Equity
STT	STATE STREET CORPORATION	P	Equity
STUB	StubHub Holdings, Inc.	P	Equity
STWD	Starwood Property Trust, Inc.	P	Equity
STX	SEAGATE TECHNOLOGY PUBLIC LIMITED COMPANY	P	Equity
STXS	STEREOTAXIS, INC.	P	Equity
STZ	CONSTELLATION BRANDS INC.	P	Equity
SU	SUNCOR ENERGY INC.	P	Equity
SUI	Sun Communities, Inc.	P	Equity
SUIG	Sui Group Holdings Limited	P	Equity
SUN	SUNOCO L.P.	P	Equity
SUPN	SUPERNUS PHARMACEUTICALS, INC.	P	Equity
SUPV	GRUPO SUPERVIELLE SA	P	Equity
SURG	SURGEPAYS INC	P	Equity
SVC	Service Properties Trust	P	Equity
SVIX	-1X SHORT VIX FUTURES ETF	P	ETF
SVM	SILVERCORP METALS INC	P	Equity
SVOL	SIMPLITY ETF VOL PREM	P	ETF
SVRA	Savara Inc.	P	Equity
SVV	SAVERS VALUE VILLAGE, INC	P	Equity
SVXY	ProShares Short VIX Short-Term Futures	P	ETF

Pearl Options Securities List as of 6/4/2026			
Symbol	Company Name	List Exch	Inst Type
SW	Smurfit Westrock Plc	P	Equity
SWBI	Smith & Wesson Brands, Inc. (SWBI)	P	Equity
SWIM	LATHAM GROUP INC	P	Equity
SWK	Stanley Black & Decker	P	Equity
SWKS	SKYWORKS SOLUTIONS INC.	P	Equity
SXC	SunCoke Energy, Inc.	P	Equity
SXT	SENSIENT TECHNOLOGIES CORP.	P	Equity
SY	SO-YOUNG INTERNATIONAL, INC.	P	Equity
SYF	SYNCHRONY FINANCIAL	P	Equity
SYK	STRYKER CORP	P	Equity
SYM	SYMBOTIC INC	P	Equity
SYNA	SYNAPTICS, INC.	P	Equity
SYPR	SYPRIS SOLUTIONS, INC.	P	Equity
SYRE	SPYRE THERAPEUTICS, INC.	P	Equity
SYY	SYSCO CORPORATION	P	Equity
T	AT&T, INC.	P	Equity
TAC	TRANSALTA CORP	P	Equity
TAIL	CAMBRIA TAIL RISK ETF	P	ETF
TAK	Takeda Pharmaceutical Company Limited	P	Equity
TAL	TAL International Group Inc	P	Equity
TALK	Talkspace, Inc.	P	Equity
TALO	Talos Energy Inc.	P	Equity
TAN	Guggenheim Solar ETF	P	ETF
TAP	Molson Coors Brewing Co.	P	Equity
TARA	PROTARA THERAPEUTICS, INC.	P	Equity
TARK	AXS 2X INNOVATION ETF	P	ETF
TARS	TARSUS PHARMACEUTICALS, INC.	P	Equity
TASK	TASKUS, INC.	P	Equity
TBBK	Bancorp Inc/DE	P	Equity
TBCH	Turtle Beach Corporation	P	Equity
TBF	ProShares Short 20+ Year Treasury	P	ETF
TBI	TrueBlue, Inc.	P	Equity
TBLA	Taboola.com Ltd.	P	Equity
TBPH	Theravance Biopharma, Inc.	P	Equity
TBT	PROSHARES ULTRASHORT 20+ YEAR TREASURY	P	ETF
TCBI	Texas Capital Bancshares, Inc.	P	Equity
TCMD	Tactile Systems Technology I	P	Equity
TCOM	Trip.com Group Limited	P	Equity
TCPC	BlackRock TCP Capital Corp.	P	Equity
TCX	TUCOWS, INC	P	Equity
TD	TORONTO DOMINION BANK	P	Equity
TDAY	USA TODAY Co., Inc.	P	Equity
TDC	Teradata Corp.	P	Equity
TDG	TransDigm Group, Inc.	P	Equity
TDOC	Teladoc, Inc.	P	Equity

Pearl Options Securities List as of 6/4/2026			
Symbol	Company Name	List Exch	Inst Type
TDS	TELEPHONE & DATA SYSTEMS INC.	P	Equity
TDUP	THREDUP INC	P	Equity
TDW	TIDEWATER INC.	P	Equity
TDY	Teledyne Technologies Inc	P	Equity
TE	T1 Energy Inc.	P	Equity
TEAD	Teads Holding Co	P	Equity
TEAM	Atlassian Corporation Plc	P	Equity
TECH	Bio-Techne Corporation	P	Equity
TECK	Teck Resources Limited	P	Equity
TECL	Direxion Daily Technology Bull 3X ETF	P	ETF
TECS	Direxion Daily Technology Bear 3X ETF	P	ETF
TECX	TECTONIC THERAPEUTIC INC	P	Equity
TEL	TE Connectivity Ltd.	P	Equity
TEM	Tempus AI, Inc	P	Equity
TEN	Tsakos Energy Navigation Limited	P	Equity
TENB	TENABLE HOLDINGS INC	P	Equity
TER	TERADYNE,INC	P	Equity
TEVA	TEVA PHARMACEUTICAL INDUSTRIES LIMITED	P	Equity
TEX	TEREX CORPORATION	P	Equity
TFC	Truist Financial Corporation	P	Equity
TFII	TFI INTERNATIONAL INC.	P	Equity
TFIN	Triumph Financial Inc	P	Equity
TFPM	TRIPLE FLAG PRECIOUS METALS CORP	P	Equity
TFSL	TFS Financial Corporation	P	Equity
TFX	Teleflex Incorporated	P	Equity
TG	Tredegar Corp	P	Equity
TGB	Taseko Mines Limited	P	Equity
TGEN	TECOGEN INC.	P	Equity
TGLS	TECNOGLASS INC.	P	Equity
TGT	TARGET CORPORATION	P	Equity
TGTX	TG THERAPEUTICS, INC.	P	Equity
TH	TARGET HOSPITALITY CORP.	P	Equity
THC	TENET HEALTHCARE CORP (25 shrs)	P	Equity
THO	THOR INDUSTRIES INC	P	Equity
THRY	THRYV HOLDINGS, INC.	P	Equity
TIC	TIC Solutions, Inc.	P	Equity
TIGO	MILLICOM INTERNATIONAL CELLULAR SA	P	Equity
TIGR	UP FINTECH HOLDINGS LIMITED	P	Equity
TIMB	TIM S.A.	P	Equity
TIP	iShares Barclays TIPS Bond Fund	P	ETF
TIPT	TIPTREE INC.	P	Equity
TITN	Titan Machinery, Inc.	P	Equity
TJX	THE TJX COMPANIES, INC.	P	Equity
TK	Teekay Corp	P	Equity
TKO	TKO Group Holdings, Inc.	P	Equity

Pearl Options Securities List as of 6/4/2026			
Symbol	Company Name	List Exch	Inst Type
TKR	TIMKEN COMPANY	P	Equity
TLH	iShares 10-20 Year Treasury Bond ETF	P	ETF
TLN	TALEN ENERGY CORP	P	Equity
TLPH	Talphera, Inc.	P	Equity
TLRY	Tilray, Inc.	P	Equity
TLRY1	Tilray, Inc.	P	Equity
TLS	TELOS CORPORATION	P	Equity
TLSA	TIZIANA LIFE SCIENCES PLC	P	Equity
TLT	ISHARES 20+ YEAR TREASURY BOND ETF	P	ETF
TLYS	Tilly's Inc.	P	Equity
TM	TOYOTA MOTOR CORP	P	Equity
TMC	TMC the metals company Inc.	P	Equity
TMCI	TREACE MEDICAL CONCEPTS, INC.	P	Equity
TMDX	TRANSMEDICS GROUP, INC.	P	Equity
TME	Tencent Music Entertainment Group	P	Equity
TMF	DIREXION DAILY 20+ YR TRSY BULL 3X ETF	P	ETF
TMHC	Taylor Morrison Home Corp	P	Equity
TMO	Thermo Fisher Scientific Inc.	P	Equity
TMQ	Trilogy Metals Inc.	P	Equity
TMUS	T-MOBILE US, INC.	P	Equity
TMV	Direxion Daily 20 Year Treasury Bear 3X Shares	P	ETF
TNA	DIREXION DAILY SMALL CAP BULL 3X SHARES	P	ETF
TNDM	Tandem Diabetes Care, Inc.	P	Equity
TNET	TRINET GROUP, INC.	P	Equity
TNGX	TANGO THERAPEUTICS, INC.	P	Equity
TNK	Teekay Tankers Ltd	P	Equity
TNL	Travel + Leisure Co.	P	Equity
TNXP	Tonix Pharmaceuticals Holding Corp.	P	Equity
TNYA	TENAYA THERAPEUTICS, INC.	P	Equity
TOI	THE ONCOLOGY INSTITUTE, INC.	P	Equity
TOL	TOLL BROTHERS INC.	P	Equity
TONX	TON Strategy Company	P	Equity
TOON	Kartoon Studios, Inc.	P	Equity
TOPW	Roundhill Top WeeklyPay ETF	P	ETF
TORO	Toro Corp.	P	Equity
TOST	TOAST, INC	P	Equity
TPB	Turning Piont Brands Inc	P	Equity
TPC	Tutor Perini Corporation	P	Equity
TPG	TPG INC	P	Equity
TPL	TEXAS PACIFIC LAND CORP	P	Equity
TPR	Tapestry, Inc.	P	Equity
TPVG	TriplePoint Venture Growth BDC Corp.	P	Equity
TQQQ	ProShares Ultra Pro QQQ	P	ETF
TR	Tootsie Roll Industries Inc	P	Equity
TRAK	ReposiTrak	P	Equity

Pearl Options Securities List as of 6/4/2026			
Symbol	Company Name	List Exch	Inst Type
TREE	LendingTree, Inc.	P	Equity
TREX	Trex Co. Inc.	P	Equity
TRGP	Targa Resources Corp.	P	Equity
TRI	Thomson Reuters Corporation	P	Equity
TRIN	TRINITY CAPITAL, INC.	P	Equity
TRIP	TRIPADVISOR INC.	P	Equity
TRMB	TRIMBLE NAVIGATION LIMITED	P	Equity
TRMD	TORM PLC	P	Equity
TRN	TRINITY INDUSTRIES INC.	P	Equity
TRON	Tron Inc.	P	Equity
TROO	TROOPS, Inc.	P	Equity
TROW	T. ROWE PRICE GROUP INC.	P	Equity
TROX	Tronox Ltd.	P	Equity
TRP	TransCanada Corp.	P	Equity
TRTX	TPG RE Finance Trust, Inc.	P	Equity
TRU	TransUnion	P	Equity
TRUP	Trupanion, Inc.	P	Equity
TRV	THE TRAVELERS COMPANIES, INC.	P	Equity
TRVG	trivago N.V.	P	Equity
TRVI	TREVI THERAPEUTICS, INC.	P	Equity
TRX	Tanzanian Royalty Exploration	P	Equity
TS	TENARIS SA	P	Equity
TSAT	Telesat Corporation	P	Equity
TSCO	TRACTOR SUPPLY COMPANY	P	Equity
TSDD	GraniteShares 2x Short TSLA Daily ETF	P	ETF
TSEM	TOWER SEMICONDUCTOR LTD.	P	Equity
TSHA	TAYSHA GENE THERAPIES, INC.	P	Equity
TSLA	TESLA MOTORS, INC.	P	Equity
TSLG	LEVERAGE SHARES 2X LONG TSLA DAILY ETF	P	ETF
TSLL	DIREXION DAILY TSLA BULL 1.5X SHARES	P	ETF
TSLQ	AXS TSLA BEAR DAILY ETF	P	ETF
TSLR	GraniteShares 2x Long TSLA Daily ETF	P	ETF
TSLS	DIREXDIREXION DAILY TSLA BEAR 1X SHARES	P	ETF
TSLT	T-Rex 2X Long Tesla Daily Target ETF	P	ETF
TSLX	Sixth Street Specialty Lending, Inc.	P	Equity
TSLY	YIELDMAX TSLA OPTION INCOME STRATEGY ETF	P	ETF
TSLZ	ETF OPPORTUNITIES TRUSTT-REX 2X INVERSE	P	ETF
TSM	TAIWAN SEMICONDUCTOR MFG. CO.	P	Equity
TSN	TYSON FOODS, INC.	P	Equity
TSQ	Townsquare Media, Inc.	P	Equity
TSSI	TSS INC	P	Equity
TSYY	GraniteShares YieldBOOST TSLA ETF	P	ETF
TT	Trane Technologies plc	P	Equity
TTAN	ServiceTitan, Inc.	P	Equity
TTC	THE TORO COMPANY	P	Equity

Pearl Options Securities List as of 6/4/2026			
Symbol	Company Name	List Exch	Inst Type
TTD	The Trade Desk, Inc.	P	Equity
TTE	TotalEnergies SE	P	Equity
TTEC	TTEC Holdings, Inc.	P	Equity
TTEK	Tetra Tech, Inc.	P	Equity
TTGT	TechTarget, Inc.	P	Equity
TTI	TETRA Technologies, Inc.	P	Equity
TTMI	TTM Technologies, Inc.	P	Equity
TTT	ProShares UltraPro Short 20+ Year Treasury	P	ETF
TTWO	TAKE-TWO INTERACTIVE	P	Equity
TU	Telus Corporation	P	Equity
TUA	SIMPLIFY SHORT TERM TREASURY FUTURES STRATEGY ETF	P	ETF
TUR	ISHARES MSCI TURKEY	P	ETF
TUSK	Mammoth Energy Services Inc	P	Equity
TUYA	TUYA INC	P	Equity
TV	GRUPO TELEVISA, S.A.B.	P	Equity
TVTX	Travere Therapeutics, Inc	P	Equity
TW	Tradeweb Markets Inc.	P	Equity
TWI	Titan International, Inc.	P	Equity
TWLO	Twilio, Inc.	P	Equity
TWM	Proshares UltrShort Russell 2000(reverse split)	P	Equity
TWO	Two Harbors Investment Corporation	P	Equity
TWST	TWIST BIOSCIENCE CORP.	P	Equity
TX	Ternium S.A.	P	Equity
TXG	10X Genomics Inc	P	Equity
TXMD	THERAPEUTICSMD, INC	P	Equity
TXN	TEXAS INSTRUMENTS INC.	P	Equity
TXNM	TXNM Energy, Inc.	P	Equity
TXO	TXO PARTNERS, L.P.	P	Equity
TXRH	Texas Roadhouse, Inc.	P	Equity
TXT	TEXTRON INC.	P	Equity
TYD	Direxion Daily 7 to 10 Year Treasury Bull 3X Shrs	P	ETF
TYL	Tyler Technologies, Inc.	P	Equity
TZA	DIREXION DAILY SMALL CAP BEAR 3X SHARES	P	ETF
U	UNITY SOFTWARE, INC.	P	Equity
UA	UNDER ARMOUR, INC.	P	Equity
UAA	Under Armour, Inc.	P	Equity
UAL	UNITED CONTINENTAL HOLDINGS, INC.	P	Equity
UAMY	US Antimony Corp.	P	Equity
UAN	CVR Partners LP	P	Equity
UBER	Uber Technologies, Inc.	P	Equity
UBRL	GRANITESHARES 2X LONG UBER DAILY ETF	P	ETF
UBS	UBS Group Ag	P	Equity
UCO	PROSHARES ULTRA DJ-UBS CRUDE OIL	P	ETF
UCTT	Ultra Clean Holdings, Inc.	P	Equity
UDN	PowerShares DB US Dollar Index Bearish Fund	P	ETF

Pearl Options Securities List as of 6/4/2026			
Symbol	Company Name	List Exch	Inst Type
UDOW	ProShares UltraPro Dow30	P	ETF
UDR	UDR, Inc.	P	Equity
UEC	Uranium Energy Corp	P	Equity
UFO	PROCURE SPACE ETF	P	ETF
UGA	United States Gasoline	P	ETF
UGI	UGI Corporation	P	Equity
UGL	ProShares Ultra Gold	P	ETF
UGP	Ultrapar Participacoes SA	P	Equity
UHS	UNIVERSAL HEALTH SERVICES INC	P	Equity
UIS	UNISYS CORPORATION	P	Equity
UL	Unilever PLC	P	Equity
ULCC	Frontier Group Holdings, Inc.	P	Equity
ULE	ProShares Ultra Euro	P	ETF
ULS	UL Solutions Inc.	P	Equity
ULTA	ULTA SALON COSMETICS & FRAGRANCE INC	P	Equity
ULTY	YIELDMAX ULTRA OPTION INCOME STRATEGY ETF	P	ETF
UMAC	UNUSUAL MACHINES INC	P	Equity
UMC	United Microelectronics Corporation	P	Equity
UMH	UMH Properties, Inc.	P	Equity
UNCY	UNICYCIVE THERAPEUTICS, INC.	P	Equity
UNF	UniFirst Corporation	P	Equity
UNFI	UNITED NATURAL FOODS, INC.	P	Equity
UNG	UNITED STATES NATURAL GAS	P	ETF
UNH	UNITEDHEALTH GROUP INCORPORATED	P	Equity
UNHG	Leverage Shares 2X Long UNH Daily ETF	P	ETF
UNIT	Uniti Group Inc.	P	Equity
UNL	United States 12 Month Natural Gas Fund LP ETF	P	ETF
UNM	Unum Group	P	Equity
UNP	UNION PACIFIC CORPORATION	P	Equity
UPB	Upstream Bio Inc.	P	Equity
UPBD	Upbound Group, Inc.	P	Equity
UPLD	Upland Software, Inc.	P	Equity
UPRO	ProShares Ultrapro S&P 500	P	ETF
UPS	UNITED PARCEL SERVICE, INC.	P	Equity
UPST	UPSTART HOLDINGS, INC.	P	Equity
UPWK	Upwork Inc.	P	Equity
UPXI	UPEXI, INC.	P	Equity
URA	Global X Uranium ETF	P	ETF
URBN	URBAN OUTFITTERS INC	P	Equity
URGN	Urogen Pharma Ltd	P	Equity
URI	UNITED RENTALS, INC.	P	Equity
URNJ	SPROTT JUNIOR URANIUM MINERS ETF	P	ETF
URNM	NORTHSHORE GLOBAL URANIUM MINING ETF	P	ETF
UROY	URANIUM ROYALTY CORP	P	Equity
URTY	ProShares UltraPro Russell2000	P	ETF

Pearl Options Securities List as of 6/4/2026			
Symbol	Company Name	List Exch	Inst Type
USAC	USA COMPRESSION PARTNERS, L.P.	P	Equity
USAR	USA RARE EARTH, INC.	P	Equity
USAS	AMERICAS GOLD AND SILVER CORPORATION	P	Equity
USAU	U.S. GOLD CORP.	P	Equity
USB	U.S. BANCORP	P	Equity
USD	ProShares Ultra Semiconductors	P	ETF
USFD	US Foods Holding Corp.	P	Equity
USIO	USIO, INC.	P	Equity
USMV	iShares MSCI USA Minimum Volatility	P	ETF
USO	UNITED STATES OIL FUND	P	ETF
USOY	DEFIANCE OIL ENHANCED OPTIONS INCOME ETF	P	ETF
UTHR	UNITED THERAPEUTICS CORP	P	Equity
UTI	Universal Technical Institute, Inc.	P	Equity
UTZ	Utz Brands, Inc.	P	Equity
UUP	POWERSHARES DB US DOLLAR INDEX BULLISH	P	ETF
UUUU	Energy Fuels Inc.	P	Equity
UVE	UNIVERSAL INSURANCE HOLDINGS, INC.	P	Equity
UVIX3	2X LONG VIX FUTURES ETF	P	ETF
UVIX	2X LONG VIX FUTURES ETF	P	ETF
UVV	UNIVERSAL CORPORATION	P	Equity
UVXY	PROSHARES ULTRA VIX SHORT-TERM FUT ETF	P	ETF
UVXY1	PROSHARES ULTRA VIX SHORT-TERM FUT ETF	P	ETF
UWM	ProShares Ultra Russell2000	P	ETF
UWMC	UWM Holdings Corporation	P	Equity
UXRP	PROSHARES ULTRA XRP ETF	P	ETF
UYG	ProShares Ultra Financials	P	ETF
V	VISA INC.	P	Equity
VAC	Marriott Vacations Worldwide Corp.	P	Equity
SA1	VALARIS LIMITED	P	Equity
VAL	VALARIS LIMITED	P	Equity
VALE	VALE S.A.	P	Equity
VB	Vanguard Small-Cap ETF	P	ETF
VBK	Vanguard Small-Cap Growth ETF	P	Equity
VBR	Vanguard Small-Cap Value ETF	P	ETF
VC	Visteon Corp.	P	Equity
VCEL	Vericel Corporation	P	Equity
VCLT	Vanguard Long-Term Corporate Bond ETF	P	ETF
VCX	Fundrise Growth Tech Fund, LLC	P	Equity
VCYT	Veracyte, Inc.	P	Equity
VDE	Vanguard Energy ETF	P	ETF
VEA	Vanguard FTSE Developed Markets ETF	P	ETF
VECO	VEECO INSTRUMENTS	P	Equity
VEEV	VEEVA SYSTEMS INC.	P	Equity
VEL	VELOCITY FINANCIAL, INC	P	Equity
VELO	Velo3D Inc.	P	Equity

Pearl Options Securities List as of 6/4/2026			
Symbol	Company Name	List Exch	Inst Type
VENU	VENU HOLDINGS CORP	P	Equity
VERA	VERA THERAPEUTICS INC. CL A	P	Equity
VERI	Veritone, Inc.	P	Equity
VERU	Veru Inc	P	Equity
VERX	VERTEX, INC.	P	Equity
VET	Vermilion Energy Inc	P	Equity
VFC	VF CORPORATION	P	Equity
VFF	Village Farms International, Inc.	P	Equity
VFH	Vanguard Financials ETF	P	ETF
VFS	VINFAST AUTO LTD.	P	Equity
VG	Venture Global, Inc.	P	Equity
VGK	Vanguard FTSE Europe ETF	P	ETF
VGLT	VANGUARD LONG-TERM TREASURY ETF	P	ETF
VGT	Vanguard Information Technology ETF	P	Equity
VGZ	Vista Gold Corp.	P	Equity
VHT	Vanguard Health Care ETF	P	ETF
VIA	Via Transportation, Inc.	P	Equity
VIAV	Viavi Solutions Inc.	P	Equity
VICI	VICI Properties Inc.	P	Equity
VICR	Vicor Corporation	P	Equity
VIG	Vanguard Dividend Appreciation ETF	P	ETF
VIK	Viking Holdings Ltd Ordinary Shares	P	Equity
VIPS	VIPSHOP HOLDINGS LIMITED	P	Equity
VIR	Vir Biotechnology, Inc.	P	Equity
VIRC	VIRCO MFG CORP	P	Equity
VIRT	Virtu Financial, Inc.	P	Equity
VISN	Vistance Networks, Inc.	P	Equity
VISN1	Vistance Networks, Inc.	P	Equity
VIST	VISTA OIL & GAS SAB DE CV	P	Equity
VITL	VITAL FARMS, INC.	P	Equity
VIVO	VivoPower PLC	P	Equity
VIXM	ProShares VIX Mid-Term Futures	P	ETF
VIXY	ProShares VIX Short-Term Futures ETF	P	ETF
VKTX	Viking Therapeutics, Inc.	P	Equity
VLN	VALENS SEMICONDUCTOR LTD.	P	Equity
VLO	VALERO ENERGY CORPORATION	P	Equity
VLRS	Controladora Vuela Compania de	P	Equity
VLTO	VERALTO CORP	P	Equity
VLY	VALLEY NATIONAL BANCORP	P	Equity
VMC	VULCAN MATERIALS COMPANY	P	Equity
VMI	Valmont Industries, Inc.	P	Equity
VNDA	Vanda Pharmaceuticals, Inc.	P	Equity
VNET	21Vianet Group Inc	P	Equity
VNO	VORNADO REALTY TRUST	P	Equity
VNOM	Viper Energy Partners LP	P	Equity

Pearl Options Securities List as of 6/4/2026			
Symbol	Company Name	List Exch	Inst Type
VNQ	Vanguard REIT ETF	P	ETF
VNT	VONTIER CORP	P	Equity
VO	Vanguard Mid-Cap ETF	P	ETF
VOC	Voc Energy Trust	P	Equity
VOD	VODAFONE GROUP PUBLIC LIMITED COMPANY	P	Equity
VOO	Vanguard S&P 500 ETF	P	ETF
VOYA	VOYA FINANCIAL INC.	P	Equity
VOYG	VOYAGER TECHNOLOGIES, INC. CLASS A	P	Equity
VPG	Vishay Precision Group, Inc.	P	Equity
VPU	Vanguard Utilities Index Fund ETF	P	ETF
VRA	Vera Bradley, Inc.	P	Equity
VRDN	VIRIDIAN THERAPEUTICS, INC.	P	Equity
VREX	Varex Imaging Corporation	P	Equity
VRNS	Varonis Systems, Inc.	P	Equity
VRRM	VERRA MOBILITY CORP.	P	Equity
VRSK	Verisk Analytics, Inc.	P	Equity
VRSN	VERISIGN, INC.	P	Equity
VRT	VERTIV HOLDINGS CO	P	Equity
VRTX	VERTEX PHARMACEUTICALS INCORPORATED	P	Equity
VSAT	ViaSat, Inc.	P	Equity
VSEC	VSE CORPORATION	P	Equity
VSH	VISHAY INTERTECHNOLOGY	P	Equity
CMCS1	VERSANT MEDIA GROUP, INC.	P	Equity
VSNT	VERSANT MEDIA GROUP, INC.	P	Equity
VST	Vistra Energy Corp.	P	Equity
VSTM	Verastem, Inc.	P	Equity
VSTS	VESTIS CORPORATION	P	Equity
VSCO	Victorias Secret & Co	P	Equity
VSXY	Victorias Secret & Co	P	Equity
VT	Vanguard Total World Stock ETF	P	ETF
VTEB	Vanguard Tax-Exempt Bond Index Fund ETF Shares	P	ETF
VTEX	VTEX	P	Equity
VTGN	VISTAGEN THERAPEUTICS, INC.	P	Equity
VTI	Vanguard Total Stock Market ETF	P	ETF
VTIP	VANGUARD SHORT-TERM INFLATION-PROTECTED SECURITIES	P	ETF
VTR	Ventas, Inc.	P	Equity
VTRS	Viatris Inc.	P	Equity
VTS	VITESSE ENERGY, INC.	P	Equity
VTSI	VIRTRA,INC.	P	Equity
VTV	Vanguard Value ETF	P	ETF
VTWO	Vanguard Russell 2000 ETF	P	ETF
VUG	Vanguard Growth ETF	P	ETF
VUZI	Vuzix Corporation	P	Equity
VV	Vanguard Large-Cap ETF	P	ETF
VVV	Valvoline Inc.	P	Equity

Pearl Options Securities List as of 6/4/2026			
Symbol	Company Name	List Exch	Inst Type
VWAV	VisionWave Holdings, Inc.	P	Equity
VWO	Vanguard MSCI Emerging Markets ETF	P	ETF
VXUS	Vanguard Total International Stock ETF	P	ETF
VXX	iPath Series B S&P 500 VIX Short-Term Futures ETN	P	ETF
VXZ	iPath Series B S&P 500 VIX Mid-Term Futures ETN	P	ETF
VYGR	Voyager Therapeutics, Inc.	P	Equity
VYM	Vanguard High Dividend Yield ETF	P	ETF
VYX	NCR Voyix Corporation	P	Equity
VZ	VERIZON COMMUNICATIONS INC.	P	Equity
VZLA	VISLA SILVER CORP	P	Equity
W	Wayfair Inc.	P	Equity
WAB	Westinghouse Air Brake Technologies Corporation	P	Equity
WAL	Western Alliance Bancorp	P	Equity
WAT	WATERS CORPORATION	P	Equity
WAY	Waystar Holding Corp.	P	Equity
WB	WEIBO CORP. (ADR)	P	Equity
WBD	Warner Bros. Discovery, Inc.	P	Equity
WBS	WEBSTER FINANCIAL CORPORATION	P	Equity
WBTN	WEBTOON ENTERTAINMENT INC	P	Equity
WCC	WESCO INTERNATIONAL	P	Equity
WCLD	WISDOMTREE CLOUD COMPUTING FUND	P	ETF
WCN	Waste Connections Inc.	P	Equity
WD	Walker & Dunlop, Inc.	P	Equity
WDAY	Workday, Inc.	P	Equity
WDC	WESTERN DIGITAL CORPORATION	P	Equity
WDCX	TRADR 2X LONG WDC DAILY ETF	P	ETF
WDFC	WD-40 Company	P	Equity
WDS	WOODSIDE ENERGY GROUP LTD	P	Equity
WEAT	Teucrium Wheat ETF	P	ETF
WEAV	WEAVE COMMUNICATIONS, INC.	P	Equity
WEBL	DIREXION DAILY DOW JONES INTERNET BULL 3X SHARES	P	ETF
WEC	WISCONSIN ENERGY CORP.	P	Equity
WELL	Welltower Inc.	P	Equity
WEN	The Wendy's Company	P	Equity
WERN	WERNER ENTERPRISES INC.	P	Equity
WES	Western Midstream Partners L.P.	P	Equity
WEST	Westrock Coffee Company	P	Equity
WEX	WEX Inc.	P	Equity
WFC	WELLS FARGO & COMPANY	P	Equity
WFG	WEST FRASER TIMBER CO. LTD.	P	Equity
WFRD	WEATHERFORD INTERNATIONAL PLC	P	Equity
WGMI	VALKYRIE BITCOIN MINERS ETF	P	ETF
WGO	WINNEBAGO INDUSTRIES, INC	P	Equity
WGS	GeneDx Holdings Corporation	P	Equity
WH	Wyndham Hotels & Resorts, Inc.	P	Equity

Pearl Options Securities List as of 6/4/2026			
Symbol	Company Name	List Exch	Inst Type
WHD	Cactus Inc	P	Equity
WHR	WHIRLPOOL CORPORATION	P	Equity
WING	Wingstop Inc.	P	Equity
WIT	WIPRO LTD.	P	Equity
WIX	WIX.COM LTD.	P	Equity
WK	Workiva Inc.	P	Equity
WKC	World Kinect Corporation	P	Equity
WLDN	WILLDAN GROUP INC	P	Equity
WLK	Westlake Chemical Corp	P	Equity
WLKP	Westlake Chemical Partners LP	P	Equity
WLTH	Wealthfront Corp.	P	Equity
WLY	John Wiley & Sons, Inc.	P	Equity
WM	WASTE MANAGEMENT, INC.	P	Equity
WMB	WILLIAMS COMPANIES, INC.	P	Equity
WMG	Warner Music Group Corp.	P	Equity
WMS	Advanced Drainage Systems, Inc.	P	Equity
WMT	WAL-MART INC.	P	Equity
WNC	WABASH NATIONAL CORP.	P	Equity
WOLF1	Wolfspeed, Inc.	P	Equity
WOLF	Wolfspeed, Inc.	P	Equity
WOOF	PETCO HEALTH AND WELLNESS COMPANY, INC.	P	Equity
WOR	WORTHINGTON INDUSTRIES,INC.	P	Equity
WPC	W.P. Carey Inc.	P	Equity
WPM	Wheaton Precious Metals Corporation	P	Equity
WPP	WPP plc	P	Equity
WPRT	WESTPORT INNOVATIONS INC.	P	Equity
WRAP	Wrap Technologies, Inc.	P	Equity
WRB	BERKLEY(WR) CORP	P	Equity
WRBY	WARBY PARKER, INC.	P	Equity
WRD	WeRide Inc.	P	Equity
WSC	WillScot Corporation	P	Equity
WSM	WILLIAMS-SONOMA INC	P	Equity
WSO	WATSCO INC	P	Equity
WSR	Whitestone REIT	P	Equity
WST	West Pharmaceutical Services Inc	P	Equity
WT	WisdomTree, Inc.	P	Equity
WTI	W&T OFFSHORE INC	P	Equity
WTRG	Essential Utilities, Inc.	P	Equity
WTTR	Select Energy Services, Inc.	P	Equity
WTW	Willis Towers Watson Public Limited Company	P	Equity
WU	THE WESTERN UNION COMPANY	P	Equity
WULF	TERAWULF INC.	P	Equity
WVE	WAVE Life Sciences Ltd	P	Equity
WW	WW INTERNATIONAL, INC.	P	Equity
WWD	Woodward, Inc.	P	Equity

Pearl Options Securities List as of 6/4/2026			
Symbol	Company Name	List Exch	Inst Type
WWR	WESTWATER RESOURCES INC	P	Equity
WWW	WOLVERINE WORLD WIDE INC	P	Equity
WY	WEYERHAEUSER COMPANY	P	Equity
WYFI	WHITEFIBER, INC.	P	Equity
WYNN	WYNN RESORTS LTD.	P	Equity
WYY	WIDEPOINT CORPORATION	P	Equity
XBI	SPDR S&P Biotech ETF	P	ETF
XE	X-Energy, Inc.	P	Equity
XEL	XCEL ENERGY INC	P	Equity
XENE	Xenon Pharmaceuticals Inc.	P	Equity
XERS	Xeris Biopharma Holdings, Inc.	P	Equity
XES	SPDR S&P Oil & Gas Equipment & Svcs ETF	P	ETF
XGN	EXAGEN, INC.	P	Equity
XHB	SPDR S&P HOMEBUILDERS	P	ETF
XIFR	XPLR Infrastructure, LP	P	Equity
XLB	MATERIALS SELECT SECTOR SPDR	P	ETF
XLC	Communication Services Select Sect SPDR ETF	P	ETF
XLE	ENERGY SELECT SECTOR SPDR	P	ETF
XLF	FINANCIAL SELECT SECTOR SPDR	P	ETF
XLG	INVESCO S&P 500 TOP 50 ETF	P	ETF
XLI	INDUSTRIAL SELECT SECTOR SPDR	P	ETF
XLK	TECHNOLOGY SELECT SECTOR SPDR	P	ETF
XLP	CONSUMER STAPLES SELECT SECTOR SPDR	P	ETF
XLRE	Real Estate Select Sector SPDR	P	ETF
XLU	UTILITIES SELECT SECTOR SPDR	P	ETF
XLV	HEALTH CARE SELECT SECTOR SPDR	P	ETF
XLY	CONSUMER DISCRETIONARY SELECT SPDR	P	ETF
XME	SPDR S&P METALS & MINING	P	ETF
XMTR	XOMETRY INC.	P	Equity
XNDU	XANADU QUANTUM TECHNOLOGIES LIMITED	P	Equity
XNET	Xunlei Limited	P	Equity
XOM	EXXON MOBIL CORPORATION	P	Equity
XOMA	XOMA Royalty Corporation	P	Equity
XOP	SPDR S&P OIL & GAS EXPLORATION & PROD	P	ETF
XOVR	ERSHARES PRIVATE-PUBLIC CROSSOVER ETF	P	ETF
XP	XP Inc.	P	Equity
XPEL	XPEL, INC.	P	Equity
XPEV	XPENG, INC. ADR CLASS A	P	Equity
XPO	XPO Logistics, Inc.	P	Equity
XPOF	XPONENTIAL FITNESS, INC	P	Equity
XPRO	Expro Group Holdings N.V.	P	Equity
XRAY	DENTSPLY INTL, INC.	P	Equity
XRN	Chiron Real Estate Inc.	P	Equity
XRPC	CANARY XRP ETF	P	ETF
XRPI	VOLATILITY SHS TR XRP ETF	P	ETF

Pearl Options Securities List as of 6/4/2026			
Symbol	Company Name	List Exch	Inst Type
XRPT	VOLATILITY SHARES TRUST 2X XRP ETF	P	ETF
XRPZ	FRANKLIN XRP ETF	P	ETF
XRT	SPDR S&P RETAIL	P	ETF
XRX	XEROX CORPORATION	P	Equity
XSD	SPDR S&P Semiconductor ETF	P	ETF
XSHD	INVESCO S&P SMALLCAP HIGH DIV LOW VOLATILITY ETF	P	ETF
XXI	Twenty One Capital, Inc.	P	Equity
XXRP	TEUCRIUM 2X LONG DAILY XRP ETF	P	ETF
XYL	Xylem Inc.	P	Equity
XYLD	GLOBAL X S&P 500 COVERED CALL ETF	P	ETF
XYZ	Block, Inc.	P	Equity
YALA	YALLA GROUP LIMITED	P	Equity
YANG	Direxion Daily FTSE China Bear 3x Shares	P	ETF
YCL	ProShares Ultra Yen	P	ETF
YCS	ProShares UltraShort Yen	P	ETF
YELP	YELP, INC.	P	Equity
YETI	YETI Holdings, Inc.	P	Equity
YEXT	Yext, Inc.	P	Equity
YINN	Direxion Daily China 3X Bull Shares	P	ETF
YMAG	YIELDMAX MAGNIFICENT 7 FUND OF OPTION INCOME ETFS	P	ETF
YMAX	YieldMax Universe Fund of Option Income ETFs	P	ETF
YMM	FULL TRUCK ALLIANCE CO. LTD.	P	Equity
YOLO	ADVISORSHARES PURE CANNABIS ETF	P	ETF
YOU	CLEAR SECURE, INC	P	Equity
YPF	YPF S.A.	P	Equity
YRD	Yirendai Ltd.	P	Equity
YSG	YATSEN HOLDING LTD	P	Equity
YSS	York Space Systems Inc.	P	Equity
YUM	YUM! BRANDS, INC.	P	Equity
YUMC	Yum China Holdings, Inc.	P	Equity
Z	ZILLOW GROUP, INC.	P	Equity
ZBH	Zimmer Bionet Holdings, Inc.	P	Equity
ZBIO	ZENAS BIOPHARMA INC	P	Equity
ZBRA	ZEBRA TECHNOLOGIES CORP.	P	Equity
ZD	Ziff Davis, Inc.	P	Equity
ZDGE	ZEDGE INC	P	Equity
ZENA	ZenaTech, Inc.	P	Equity
ZEPP	Zepp Health Corporation	P	Equity
ZETA	ZETA GLOBAL HOLDINGS CORP.	P	Equity
ZG	Zillow Group, Inc	P	Equity
ZH	ZHIHU INC	P	Equity
ZIM	ZIM INTEGRATED SHIPPING SERVICE	P	Equity
ZION	ZIONS BANCORP	P	Equity
ZIP	ZIPRECRUITER, INC	P	Equity
ZLAB	ZAI LAB LTD	P	Equity

Pearl Options Securities List as of 6/4/2026			
Symbol	Company Name	List Exch	Inst Type
ZM	Zoom Video Communications. Inc.	P	Equity
ZNTL	ZENTALIS PHARMACEUTICALS, INC.	P	Equity
ZROZ	PIMCO 25+ Year Zero Coupon U.S. Treasury Index Fund	P	ETF
ZS	Zscaler, Inc.	P	Equity
ZSL	ProShares UltraShort Silver (20 shares)	P	ETF
ZSL1	ProShares UltraShort Silver (20 shares)	P	ETF
ZTO	ZTO Express (Cayman) Inc.	P	Equity
ZTS	ZOETIS INC.	P	Equity
ZUMZ	ZUMIEZ INC	P	Equity
ZURA	ZURA BIO LIMITED	P	Equity
ZVIA	ZEVIA PBC	P	Equity
ZVRA	Zevra Therapeutics, Inc.	P	Equity
ZWS	Zurn Water Solutions Corporation	P	Equity
ZYME	Zymeworks Inc	P	Equity

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
A	Agilent Technologies, Inc. Common Stock	CommonStock	New York Stock Exchange
AA	Alcoa Corporation Common Stock	CommonStock	New York Stock Exchange
AAA	Investment Managers Series Trust II Alternative Access First Priority CLO Bond ETF	ExchangeTradedFund	NYSE Arca
AAAA	Amplius Aggressive Asset Allocation ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
AAAC	Columbia ETF Trust I Columbia AAA CLO ETF	ExchangeTradedFund	NYSE Arca
AAAD	PGIM ETF Trust PGIM AAA CLO Aggregate Duration ETF	ExchangeTradedFund	NYSE Arca
AAAU	Goldman Sachs Physical Gold Etf ETF	ExchangeTradedFund	CBOE BZX Exchange
AACB	Artius II Acquisition Inc CL A ORD USD$0.0001	CommonStock	NASDAQ Stock Market
AACBR	Artius II Acquisition Inc. Rights	Right	NASDAQ Stock Market
AACBU	Artius II Acquisition Inc UNIT(1 CLA 1RT)	Unit	NASDAQ Stock Market
AACG	ATA Creativity Global ADS NPV	AdrCommon	NASDAQ Stock Market
AACI	Armada Acquisition Corp III CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
AACIU	Armada Acquisition Corp III UNIT (1 CLA 1/2 WT)	Unit	NASDAQ Stock Market
AACIW	Armada Acquisition Corp III WT EXP 02/13/31	Warrant	NASDAQ Stock Market
AACO	Abony Acquisition Corp I CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
AACOU	Abony Acquisition Corp I UNIT (1CLA 1/3 WT)	Unit	NASDAQ Stock Market
AACOW	Abony Acquisition Corp I WT EXP 012931	Warrant	NASDAQ Stock Market
AACP	Apogee Acquisition Corp CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
AACPR	Apogee Acquisition Corp Rights	Right	NASDAQ Stock Market
AACPU	Apogee Acquisition Corp UNIT 1 CLA 1 WT 1 RT	Unit	NASDAQ Stock Market
AACPW	Apogee Acquisition Corp WT EXP 03/27/31	Warrant	NASDAQ Stock Market
AADR	AdvisorShares Dorsey Wright ADR ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
AADX	Applied Aerospace & Defense, Inc. Common Stock, par value $0.01	CommonStock	New York Stock Exchange
AAEQ	Alpha Architect US Equity 2 ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
AAL	American Airlines Group Inc COM USD.01	CommonStock	NASDAQ Stock Market
AALG	Leverage Shares 2X Long AAL Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
AAME	Atlantic American Corp COM USD1	CommonStock	NASDAQ Stock Market
AAMI	Acadian Asset Management Inc. Common Stock	CommonStock	New York Stock Exchange
AAOG	Leverage Shares 2X Long AAOI Daily ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
AAOI	Applied Optoelectronics Inc COM USD0.001	CommonStock	NASDAQ Stock Market
AAON	AAON Inc COM USD.001	CommonStock	NASDAQ Stock Market
AAOX	Tradr 2X Long AAOI Daily ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
AAP	Advance Auto Parts, Inc. Common Stock	CommonStock	New York Stock Exchange
AAPB	GraniteShares 2x Long AAPL Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
AAPD	Direxion Daily AAPL Bear 1X ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
AAPG	Ascentage Pharma Group International ADR	AdrCommon	NASDAQ Stock Market
AAPL	Apple Inc COM NPV	CommonStock	NASDAQ Stock Market
AAPR	Innovator Equity Defined Protection ETF - 2 Yr to April 2028 ETF	ExchangeTradedFund	CBOE BZX Exchange
AAPU	Direxion Daily AAPL Bull 2X ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
AAPW	Roundhill AAPL WeeklyPay ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
AAPX	T-Rex 2X Long Apple Daily Target ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
AAPY	Kurv Yield Premium Strategy Apple (AAPL) ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
AARD	Aardvark Therapeutics Inc COM USD0.00001	CommonStock	NASDAQ Stock Market
AAT	American Assets Trust, Inc. Common Stock	CommonStock	New York Stock Exchange
AAUA	Alpha Architect US Equity 3 ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
AAUC	Allied Gold Corporation Common Shares	CommonStock	New York Stock Exchange
AAUM	Tema Alternative Asset Managers ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
AAUS	Alpha Architect US Equity ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
AAVM	Alpha Architect Global Factor Equity ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
AAXJ	iShares MSCI All Country Asia ex Japan ETF ASIA EX JPN	ExchangeTradedFund	NASDAQ Stock Market
AB	AllianceBernstein Holding L.P. Units (Representing Limited Partnership Interests)	CommonStock	New York Stock Exchange
ABAT	American Battery Technology Co COM	CommonStock	NASDAQ Stock Market
ABBV	AbbVie Inc. Common Stock	CommonStock	New York Stock Exchange
ABCB	Ameris Bancorp Common Stock	CommonStock	New York Stock Exchange
ABCL	AbCellera Biologics Inc COM	CommonStock	NASDAQ Stock Market

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
ABCS	Alpha Blue Capital US Small-Mid Cap Dynamic ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
ABEO	Abeona Therapeutics Inc COM USD.04	CommonStock	NASDAQ Stock Market
ABEQ	Unified Series Trust Absolute Select Value ETF	ExchangeTradedFund	NYSE Arca
ABEV	Ambev S.A. American Depositary Shares (Each representing one Common Share)	AdrCommon	New York Stock Exchange
ABFL	Abacus FCF Leaders ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
ABG	Asbury Automotive Group, Inc. Common Stock	CommonStock	New York Stock Exchange
ABI	VictoryShares Pioneer Asset-Based Income ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
ABIG	Argent Large Cap ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
ABLD	Abacus FCF Real Assets Leaders ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
ABLG	Abacus FCF International Leaders ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
ABLS	Abacus FCF Small Cap Leaders ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
ABLV	Able View Global Inc CL B ORD USD0.0001	CommonStock	NASDAQ Stock Market
ABLVW	Able View Global Inc WT EXP 081828	Warrant	NASDAQ Stock Market
ABM	ABM Industries Incorporated Common Stock	CommonStock	New York Stock Exchange
ABNB	Airbnb Inc COM CL A	CommonStock	NASDAQ Stock Market
ABNG	Leverage Shares 2x Long ABNB Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
ABNY	Tidal Trust II YieldMax ABNB Option Income Strategy ETF	ExchangeTradedFund	NYSE Arca
ABOS	Acumen Pharmaceuticals Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
ABOT	Abacus FCF Innovation Leaders ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
ABR	Arbor Realty Trust, Inc. Common Stock	CommonStock	New York Stock Exchange
ABRpD	Arbor Realty Trust, Inc. 6.375% Series D Cumulative Redeemable Preferred Stock, Liqu	PreferredStock	New York Stock Exchange
ABRpE	Arbor Realty Trust, Inc. 6.25% Series E Cumulative Redeemable Preferred Stock	PreferredStock	New York Stock Exchange
ABRpF	Arbor Realty Trust, Inc. 6.25% Series F Fixed-to-Floating Rate Cumulative Redeemable	PreferredStock	New York Stock Exchange
ABSI	Absci Corp COM	CommonStock	NASDAQ Stock Market
ABT	Abbott Laboratories Common Stock	CommonStock	New York Stock Exchange
ABTC	American Bitcoin Corp COM USD0.0001	CommonStock	NASDAQ Stock Market
ABTS	Abits Group Inc ORD	CommonStock	NASDAQ Stock Market
ABUF	Aptus Laddered Buffer ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
ABUS	Arbutus Biopharma Corp COM NPV	CommonStock	NASDAQ Stock Market
ABVC	ABVC BioPharma Inc COM	CommonStock	NASDAQ Stock Market
ABVX	ABIVAX Societe Anonyme ADR	AdrCommon	NASDAQ Stock Market
ABX	Abacus Global Management, Inc. Common Stock	CommonStock	New York Stock Exchange
ABXB	Abacus Flexible Bond Leaders ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
ABXL	Abacus Global Management, Inc. 9.875% Fixed Rate Senior Notes due 2028	StructuredProduct	New York Stock Exchange
ACA	Arcosa, Inc. Common Stock	CommonStock	New York Stock Exchange
ACAA	Averin Capital Acquisition Corp CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
ACAAU	Averin Capital Acquisition Corp UNIT (1 CLA 1/6 WT)	Unit	NASDAQ Stock Market
ACAAW	Averin Capital Acquisition Corp WT EXP 123132	Warrant	NASDAQ Stock Market
ACAD	ACADIA Pharmaceuticals Inc COM USD.001	CommonStock	NASDAQ Stock Market
ACB	Aurora Cannabis Inc COM NPV	CommonStock	NASDAQ Stock Market
ACCL	Acco Group Holdings Ltd CL A ORD USD0.00008	CommonStock	NASDAQ Stock Market
ACCO	ACCO Brands Corporation Common Stock	CommonStock	New York Stock Exchange
ACCS	ACCESS Newswire Inc. Common Stock	CommonStock	NYSE American
ACDC	ProFrac Holding Corp COM CL A USD0.01	CommonStock	NASDAQ Stock Market
ACEI	Innovator ETFs Trust Innovator Equity Autocallable Income Strategy ETF	ExchangeTradedFund	NYSE Arca
ACEL	Accel Entertainment, Inc. Class A-1 Common Stock	CommonStock	New York Stock Exchange
ACEP	ARS Core Equity Portfolio ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
ACES	ALPS ETF Trust ALPS Clean Energy ETF	ExchangeTradedFund	NYSE Arca
ACET	Adicet Bio Inc COM	CommonStock	NASDAQ Stock Market
ACFN	Acorn Energy Inc COM USD.01	CommonStock	NASDAQ Stock Market
ACGC	ACP Holdings Acquisition Corp CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
ACGCU	ACP Holdings Acquisition Corp UNIT (1CLA 1/2WT)	Unit	NASDAQ Stock Market
ACGCW	ACP Holdings Acquisition Corp WT EXP 03/30/31	Warrant	NASDAQ Stock Market
ACGL	Arch Capital Group Ltd COM USD.01	CommonStock	NASDAQ Stock Market
ACGLN	Arch Capital Group Ltd 4.550 DEP PFD G	Unknown	NASDAQ Stock Market

Pearl Equities Securities List as of 6/4/2026			
Symbol	**Security Name**	**Security Class**	**Listed Exchange**
ACGLO	Arch Capital Group Ltd NON CUM PFD F	PreferredStock	NASDAQ Stock Market
ACGO	Hartford Alpha Capture Growth ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
ACGR	American Century ETF Trust American Century Large Cap Growth ETF	ExchangeTradedFund	NYSE Arca
ACH	Accendra Health, Inc. Common Stock	CommonStock	New York Stock Exchange
ACHC	Acadia Healthcare Co Inc COM USD.01	CommonStock	NASDAQ Stock Market
ACHR	Archer Aviation Inc. Class A Common Stock	CommonStock	New York Stock Exchange
ACHR.WS	Archer Aviation Inc. Redeemable Warrants, each whole warrant exercisable for one C	Warrant	New York Stock Exchange
ACHV	Achieve Life Sciences Inc COM USD0.001	CommonStock	NASDAQ Stock Market
ACI	Albertsons Companies, Inc. Class A Common Stock	CommonStock	New York Stock Exchange
ACIC	American Coastal Insurance Corp COM USD.001	CommonStock	NASDAQ Stock Market
ACII	Innovator ETFs Trust Innovator Index Autocallable Income Strategy ETF	ExchangeTradedFund	NYSE Arca
ACIO	Aptus Collared Investment Opportunity ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
ACIU	AC Immune SA COM CHF.02	CommonStock	NASDAQ Stock Market
ACIW	ACI Worldwide Inc CL A COM USD.005	CommonStock	NASDAQ Stock Market
ACKY	Tidal Trust III VistaShares Target 15 ACKtivist Distribution ETF	ExchangeTradedFund	NYSE Arca
ACLC	American Century ETF Trust American Century Large Cap Equity ETF	ExchangeTradedFund	NYSE Arca
ACLO	TCW ETF Trust TCW AAA CLO ETF	ExchangeTradedFund	New York Stock Exchange
ACLS	Axcelis Technologies Inc. COM USD.001	CommonStock	NASDAQ Stock Market
ACM	AECOM Common Stock	CommonStock	New York Stock Exchange
ACMR	ACM Research Inc CL A COM	CommonStock	NASDAQ Stock Market
ACN	Accenture plc Class A Ordinary Shares	CommonStock	New York Stock Exchange
ACNB	ACNB Corp COM USD2.5	CommonStock	NASDAQ Stock Market
ACNT	Ascent Industries Co COM USD1	CommonStock	NASDAQ Stock Market
ACOG	Alpha Cognition Inc COM	CommonStock	NASDAQ Stock Market
ACON	Aclarion Inc COM USD0.00001	CommonStock	NASDAQ Stock Market
ACONW	Aclarion Inc WT EXP 120126	Warrant	NASDAQ Stock Market
ACP	abrdn Income Credit Strategies Fund Common Shares	Fund	New York Stock Exchange
ACPpA	abrdn Income Credit Strategies Fund 5.250% Series A Perpetual Preferred Stock	PreferredStock	New York Stock Exchange
ACR	ACRES Commercial Realty Corp. Common Stock	CommonStock	New York Stock Exchange
ACRE	Ares Commercial Real Estate Corporation Common Stock	CommonStock	New York Stock Exchange
ACRS	Aclaris Therapeutics Inc COM USD.00001	CommonStock	NASDAQ Stock Market
ACRV	Acrivon Therapeutics Inc COM	CommonStock	NASDAQ Stock Market
ACRpC	ACRES Commercial Realty Corp. 8.625% Fixed-to-Floating Series C Cumulative Redeer	PreferredStock	New York Stock Exchange
ACRpD	ACRES Commercial Realty Corp. 7.875% Series D Cumulative Redeemable Preferred S	PreferredStock	New York Stock Exchange
ACSG	American Century Small Cap Growth Insights ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
ACSI	American Customer Satisfaction ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
ACSV	American Century Small Cap Value Insights ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
ACT	Enact Holdings Inc COM USD.01	CommonStock	NASDAQ Stock Market
ACTG	Acacia Research Corp COM NPV	CommonStock	NASDAQ Stock Market
ACTS	FIS Trust FIS Tactical Equity ETF	ExchangeTradedFund	NYSE Arca
ACTU	Actuate Therapeutics Inc COM USD0.000001	CommonStock	NASDAQ Stock Market
ACU	Acme United Corporation Common Stock	CommonStock	NYSE American
ACV	Virtus Diversified Income & Convertible Fund Common Shares of Beneficial Interest	Fund	New York Stock Exchange
ACVA	ACV Auctions Inc. Class A Common Stock	CommonStock	New York Stock Exchange
ACVF	ETF Opportunities Trust American Conservative Values ETF	ExchangeTradedFund	NYSE Arca
ACVT	The RBB Fund Trust Advent Convertible Bond ETF	ExchangeTradedFund	NYSE Arca
ACVU	Hartford Alpha Capture Value ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
ACWI	iShares MSCI ACWI ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
ACWV	iShares MSCI Global Min Vol Factor ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
ACWX	iShares MSCI ACWI ex US ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
ACXP	Acurx Pharmaceuticals Inc COM USD0.001	CommonStock	NASDAQ Stock Market
ACYN	First Trust Exchange-Traded Fund FT Vest Laddered Autocallable Barrier & Income ET	ExchangeTradedFund	NYSE Arca
ACYS	First Trust Exchange-Traded Fund FT Vest Laddered Autocallable Barrier & Resilient Ir	ExchangeTradedFund	NYSE Arca
AD	Array Digital Infrastructure, Inc. Common Shares	CommonStock	New York Stock Exchange
ADAC	American Drive Acquisition Co CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
ADACU	American Drive Acquisition Co UNIT (1CLA 1/3 WT)	Unit	NASDAQ Stock Market
ADACW	American Drive Acquisition Co WT EXP 103032	Warrant	NASDAQ Stock Market
ADAG	Adagene Inc ADR	AdrCommon	NASDAQ Stock Market
ADAM	Adamas Trust Inc COM USD.01	CommonStock	NASDAQ Stock Market
ADAMG	Adamas Trust Inc 9.125 Senior Notes Due 2030 ETN	Unknown	NASDAQ Stock Market
ADAMH	Adamas Trust Inc 9.875 Senior Notes Due 2030 STRUCT PRODUCT	Unknown	NASDAQ Stock Market
ADAMI	Adamas Trust Inc 9.125 Senior Notes Due 2029 ETN	Unknown	NASDAQ Stock Market
ADAML	Adamas Trust Inc PFD SER F	Unknown	NASDAQ Stock Market
ADAMM	Adamas Trust Inc 7.875 PFD CL E	PreferredStock	NASDAQ Stock Market
ADAMN	Adamas Trust Inc PFD 8 SER D	PreferredStock	NASDAQ Stock Market
ADAMO	Adamas Trust Inc 9.25 Senior Notes Due 2031 STRUCT PRODUCT	Unknown	NASDAQ Stock Market
ADAMZ	Adamas Trust Inc PFD SER 7.5%	Unknown	NASDAQ Stock Market
ADBE	Adobe Inc COM NPV	CommonStock	NASDAQ Stock Market
ADBG	Leverage Shares 2X Long ADBE Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
ADBU	Direxion Shares ETF Trust Direxion Daily ADBE Bull 2X ETF	ExchangeTradedFund	NYSE Arca
ADC	Agree Realty Corporation Common Stock	CommonStock	New York Stock Exchange
ADCT	ADC Therapeutics SA Common Shares	CommonStock	New York Stock Exchange
ADCpA	Agree Realty Corporation Depositary Shares, each representing 1/1,000th of a 4.250%	PreferredStock	New York Stock Exchange
ADDS	ETF Opportunities Trust Hedgeye Index Adds ETF	ExchangeTradedFund	NYSE Arca
ADEA	Adeia Inc COM USD.001	CommonStock	NASDAQ Stock Market
ADFI	Anfield Dynamic Fixed Income ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
ADGM	Adagio Medical Holdings Inc COM	CommonStock	NASDAQ Stock Market
ADI	Analog Devices Inc COM USD.16	CommonStock	NASDAQ Stock Market
ADIL	Adial Pharmaceuticals Inc COM	CommonStock	NASDAQ Stock Market
ADIV	Guinness Atkinson Funds Guinness Atkinson Asia Pacific Dividend Builder ETF	ExchangeTradedFund	NYSE Arca
ADM	Archer Daniels Midland Company Common Stock	CommonStock	New York Stock Exchange
ADMA	ADMA Biologics Inc COM USD.0001	CommonStock	NASDAQ Stock Market
ADME	Aptus Drawdown Managed Equity ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
ADNT	Adient plc Ordinary Shares	CommonStock	New York Stock Exchange
ADP	Automatic Data Processing Inc COM NPV	CommonStock	NASDAQ Stock Market
ADPT	Adaptive Biotechnologies Corp COM	CommonStock	NASDAQ Stock Market
ADPV	Series Portfolios Trust Adaptiv Select ETF	ExchangeTradedFund	NYSE Arca
ADSE	ADS TEC ENERGY PLC COM	CommonStock	NASDAQ Stock Market
ADSEW	ADS TEC ENERGY PLC WT EXP 122226	Warrant	NASDAQ Stock Market
ADSK	Autodesk Inc COM NPV	CommonStock	NASDAQ Stock Market
ADT	ADT Inc. Common stock, par value $0.01 per share	CommonStock	New York Stock Exchange
ADTN	ADTRAN Holdings Inc COM USD.01	CommonStock	NASDAQ Stock Market
ADTX	Aditxt Inc COM	CommonStock	NASDAQ Stock Market
ADUR	Aduro Clean Technologies Inc COM	CommonStock	NASDAQ Stock Market
ADUS	Addus HomeCare Corp COM USD.001	CommonStock	NASDAQ Stock Market
ADV	Advantage Solutions Inc COM	CommonStock	NASDAQ Stock Market
ADVB	Advanced Biomed Inc COM USD0.001	CommonStock	NASDAQ Stock Market
ADVE	Matthews International Funds Matthews Asia Dividend Active ETF	ExchangeTradedFund	NYSE Arca
ADX	Adams Diversified Equity Fund, Inc. Common Stock	Fund	New York Stock Exchange
ADXN	Addex Therapeutics Ltd ADS	AdrCommon	NASDAQ Stock Market
AEAQ	Activate Energy Acquisition Corp CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
AEAQU	Activate Energy Acquisition Corp UNIT (1CLA 1/2 WT)	Unit	NASDAQ Stock Market
AEAQW	Activate Energy Acquisition Corp WT EXP 111030	Warrant	NASDAQ Stock Market
AEBI	Aebi Schmidt Holding AG COM USD1	CommonStock	NASDAQ Stock Market
AEC	Anfield Energy Inc COM NPV	CommonStock	NASDAQ Stock Market
AEE	Ameren Corporation Common Stock	CommonStock	New York Stock Exchange
AEF	abrdn Emerging Markets ex-China Fund, Inc. Common Stock	Fund	NYSE American
AEFC	Aegon Ltd. 5.10% Subordinated Notes due 2049	StructuredProduct	New York Stock Exchange
AEG	Aegon Ltd. New York Registry Shares	NyRegisteredShare	New York Stock Exchange
AEHL	Antelope Enterprise Holdings Ltd CL A ORD	CommonStock	NASDAQ Stock Market

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
AEHR	Aehr Test Systems COM USD.01	CommonStock	NASDAQ Stock Market
AEI	Alset Inc COM	CommonStock	NASDAQ Stock Market
AEIS	Advanced Energy Industries Inc COM USD.001	CommonStock	NASDAQ Stock Market
AEM	Agnico Eagle Mines Limited Common Shares	CommonStock	New York Stock Exchange
AEMD	Aethlon Medical Inc COM USD0.001	CommonStock	NASDAQ Stock Market
AEMS	Anfield Enhanced Market ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
AENT	Alliance Entertainment Holding Corp COM CL A	CommonStock	NASDAQ Stock Market
AENTW	Alliance Entertainment Holding Corp WT EXP 021128	Warrant	NASDAQ Stock Market
AEO	American Eagle Outfitters, Inc. Common Stock	CommonStock	New York Stock Exchange
AEON	AEON Biopharma, Inc. Class A Common Stock	CommonStock	NYSE American
AEP	American Electric Power Co Inc COM USD6.5	CommonStock	NASDAQ Stock Market
AER	AerCap Holdings N.V. Ordinary Shares	CommonStock	New York Stock Exchange
AERO	Grupo Aeroméxico, S.A.B. de C.V. American Depositary Shares (each representing ten	AdrCommon	New York Stock Exchange
AERT	Aeries Technology Inc CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
AERTW	Aeries Technology Inc WT EXP 11/6/2028	Warrant	NASDAQ Stock Market
AES	The AES Corporation Common Stock	CommonStock	New York Stock Exchange
AESI	Atlas Energy Solutions Inc. Common Stock	CommonStock	New York Stock Exchange
AESPU	Aeon Acquisition I Corp UNIT(1CLA 1WT 1RT)	Unit	NASDAQ Stock Market
AESR	Anfield U.S. Equity Sector Rotation ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
AETH	Bitwise Funds Trust Bitwise Trendwise Ether and Treasuries Rotation Strategy ETF	ExchangeTradedFund	NYSE Arca
AEVA	Aeva Technologies Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
AEXA	American Exceptionalism Acquisition Corp. A Class A Ordinary Shares	CommonStock	New York Stock Exchange
AEYE	AudioEye Inc COM	CommonStock	NASDAQ Stock Market
AFB	AllianceBernstein National Municipal Income Fund, Inc. Common Stock	Fund	New York Stock Exchange
AFBI	Affinity Bancshares Inc COM USD.01	CommonStock	NASDAQ Stock Market
AFCG	Advanced Flower Capital Inc COM	CommonStock	NASDAQ Stock Market
AFG	American Financial Group, Inc. Common Stock	CommonStock	New York Stock Exchange
AFGB	American Financial Group, Inc. 5.875% Subordinated Debentures due 2059	StructuredProduct	New York Stock Exchange
AFGC	American Financial Group, Inc. 5.125% Subordinated Debentures due 2059	StructuredProduct	New York Stock Exchange
AFGD	American Financial Group, Inc. 5.625% Subordinated Debentures due 2060	StructuredProduct	New York Stock Exchange
AFGE	American Financial Group, Inc. 4.500% Subordinated Debentures due 2060	StructuredProduct	New York Stock Exchange
AFIF	Two Roads Shared Trust - Anfield Universal Fixed Income ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
AFIX	Allspring Exchange-Traded Funds Trust Allspring Broad Market Core Bond ETF	ExchangeTradedFund	NYSE Arca
AFJK	Aimei Health Technology Co Ltd ORD	CommonStock	NASDAQ Stock Market
AFJKR	Aimei Health Technology Co., Ltd Right	Right	NASDAQ Stock Market
AFJKU	Aimei Health Technology Co Ltd UNIT	Unit	NASDAQ Stock Market
AFK	VanEck ETF Trust VanEck Africa Index ETF	ExchangeTradedFund	NYSE Arca
AFL	AFLAC Incorporated Common Stock	CommonStock	New York Stock Exchange
AFLG	First Trust Exchange-Traded Fund VIII First Trust Active Factor Large Cap ETF	ExchangeTradedFund	NYSE Arca
AFMC	First Trust Exchange-Traded Fund VIII First Trust Active Factor Mid Cap ETF	ExchangeTradedFund	NYSE Arca
AFOS	ARS Focused Opportunities Strategy ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
AFRI	Forafric Agro Holdings Ltd COM	CommonStock	NASDAQ Stock Market
AFRIW	Forafric Agro Holdings Ltd WT EXP 060927	Warrant	NASDAQ Stock Market
AFRM	Affirm Holdings Inc COM USD.00001	CommonStock	NASDAQ Stock Market
AFRU	T-REX 2X Long AFRM Daily Target ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
AFSC	abrdn Focused U.S. Small Cap Active ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
AFSM	First Trust Exchange-Traded Fund VIII First Trust Active Factor Small Cap ETF	ExchangeTradedFund	NYSE Arca
AFYA	Afya Limited COM CL A USD0.00005	CommonStock	NASDAQ Stock Market
AG	First Majestic Silver Corp. Common Shares	CommonStock	New York Stock Exchange
AGBK	AGI Inc Class A Common Shares	CommonStock	New York Stock Exchange
AGCC	Agencia Comercial Spirits Ltd CL A ORD USD0.00004	CommonStock	NASDAQ Stock Market
AGCO	AGCO Corporation Common Stock	CommonStock	New York Stock Exchange
AGD	abrdn Global Dynamic Dividend Fund Common Shares of Beneficial Interest	Fund	New York Stock Exchange
AGEM	abrdn Emerging Markets Dividend Active ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
AGEN	Agenus Inc/DE COM USD.01	CommonStock	NASDAQ Stock Market

Pearl Equities Securities List as of 6/4/2026			
Symbol	**Security Name**	**Security Class**	**Listed Exchange**
AGG	iShares Trust iShares Core U.S. Aggregate Bond ETF	ExchangeTradedFund	NYSE Arca
AGGA	EA Astoria Dynamic Core US Fixed Income ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
AGGH	Simplify Exchange Traded Funds Simplify Aggregate Bond ETF	ExchangeTradedFund	NYSE Arca
AGGS	Harbor ETF Trust Harbor Disciplined Bond ETF	ExchangeTradedFund	NYSE Arca
AGGY	WisdomTree Trust WisdomTree Yield Enhanced U.S. Aggregate Bond Fund	ExchangeTradedFund	NYSE Arca
AGI	Alamos Gold Inc. Class A Common Shares, Without Par Value	CommonStock	New York Stock Exchange
AGIG	Abundia Global Impact Group, Inc. Common stock	CommonStock	NYSE American
AGIO	Agios Pharmaceuticals Inc COM USD0.001	CommonStock	NASDAQ Stock Market
AGIQ	Tidal Trust I SoFi Agentic AI ETF	ExchangeTradedFund	NYSE Arca
AGIX	KraneShares Public-Private AI & Technology ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
AGL	agilon health, inc. Common Stock	CommonStock	New York Stock Exchange
AGM	Federal Agricultural Mortgage Corporation Class C Non-Voting Common Stock	CommonStock	New York Stock Exchange
AGM.A	Federal Agricultural Mortgage Corporation Class A Voting Common Stock	CommonStock	New York Stock Exchange
AGMB	AgomAb Therapeutics NV ADS	AdrCommon	NASDAQ Stock Market
AGMH	AGM Group Holdings Inc COM Cl A	CommonStock	NASDAQ Stock Market
AGMI	Themes Silver Miners ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
AGMpD	Federal Agricultural Mortgage Corporation 5.700% Non-Cumulative Preferred Stock, $	PreferredStock	New York Stock Exchange
AGMpE	Federal Agricultural Mortgage Corporation 5.750% Non-Cumulative Preferred Stock, $	PreferredStock	New York Stock Exchange
AGMpF	Federal Agricultural Mortgage Corporation 5.250% Non-Cumulative Preferred Stock, $	PreferredStock	New York Stock Exchange
AGMpG	Federal Agricultural Mortgage Corporation 4.875% Non-Cumulative Preferred Stock, $	PreferredStock	New York Stock Exchange
AGMpH	Federal Agricultural Mortgage Corporation 6.500% Non-Cumulative Preferred Stock, $	PreferredStock	New York Stock Exchange
AGMpI	Federal Agricultural Mortgage Corporation 6.875% Non-Cumulative Preferred Stock, $	PreferredStock	New York Stock Exchange
AGNC	AGNC Investment Corp COM USD.01	CommonStock	NASDAQ Stock Market
AGNCL	AGNC Investment Corp 7.75 SER G DP PFD	Unknown	NASDAQ Stock Market
AGNCM	AGNC Investment Corp PFD Ser D	PreferredStock	NASDAQ Stock Market
AGNCN	AGNC Investment Corp PFD SrC 1/1000	PreferredStock	NASDAQ Stock Market
AGNCO	AGNC Investment Corp PFD Ser E	Unknown	NASDAQ Stock Market
AGNCP	AGNC Investment Corp 6.125 DP RP SR F	PreferredStock	NASDAQ Stock Market
AGNCZ	AGNC Investment Corp PFD 8.75 SER H	PreferredStock	NASDAQ Stock Market
AGNG	Global X Aging Population ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
AGNT	eXp World Holdings Inc COM	CommonStock	NASDAQ Stock Market
AGO	Assured Guaranty Ltd. Common Shares	CommonStock	New York Stock Exchange
AGOX	Starboard Investment Trust Adaptive Alpha Opportunities ETF	ExchangeTradedFund	NYSE Arca
AGPU	Axe Compute Inc COM USD.01	CommonStock	NASDAQ Stock Market
AGQ	ProShares Trust II ProShares Ultra Silver	ExchangeTradedVehicle	NYSE Arca
AGQI	First Trust Exchange-Traded Fund VIII First Trust Active Global Quality Income ETF	ExchangeTradedFund	NYSE Arca
AGRH	iShares U.S. ETF Trust iShares Interest Rate Hedged U.S. Aggregate Bond ETF	ExchangeTradedFund	NYSE Arca
AGRO	Adecoagro S.A. Common Shares	CommonStock	New York Stock Exchange
AGRW	Allspring Exchange-Traded Funds Trust Allspring LT Large Growth ETF	ExchangeTradedFund	NYSE Arca
AGRZ	Agroz Inc ORD USD0.0001	CommonStock	NASDAQ Stock Market
AGX	Argan, Inc. Common Stock, $0.15 par value	CommonStock	New York Stock Exchange
AGYS	Agilysys Inc COM NPV	CommonStock	NASDAQ Stock Market
AGZ	iShares Trust iShares Agency Bond ETF	ExchangeTradedFund	NYSE Arca
AGZD	WisdomTree Interest Rate Hedged US Aggregate Bond Fund ETF	ExchangeTradedFund	NASDAQ Stock Market
AHCO	AdaptHealth Corp COM	CommonStock	NASDAQ Stock Market
AHD	GraniteShares Autocallable HOOD ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
AHG	Akso Health Group ADR	AdrCommon	NASDAQ Stock Market
AHLT	American Beacon Select Funds American Beacon AHL Trend ETF	ExchangeTradedFund	NYSE Arca
AHLpD	Aspen Insurance Holdings Limited 5.625% Perpetual Non-Cumulative Preference Shar	PreferredStock	New York Stock Exchange
AHLpE	Aspen Insurance Holdings Limited Depositary Shares, each representing a 1/1000th ir	PreferredStock	New York Stock Exchange
AHLpF	Aspen Insurance Holdings Limited Depositary Shares, each representing a 1/1,000th I	PreferredStock	New York Stock Exchange
AHMA	Ambitions Enterprise Management Co LLC CL A ORD	CommonStock	NASDAQ Stock Market
AHR	American Healthcare REIT, Inc. Common Stock	CommonStock	New York Stock Exchange
AHRT	AH Realty Trust, Inc. Common Stock	CommonStock	New York Stock Exchange
AHRTpA	AH Realty Trust, Inc. 6.75% Series A Cumulative Redeemable Perpetual Preferred Stoc	PreferredStock	New York Stock Exchange

Pearl Equities Securities List as of 6/4/2026			
Symbol	**Security Name**	**Security Class**	**Listed Exchange**
AHT	Ashford Hospitality Trust, Inc. Common Stock	CommonStock	New York Stock Exchange
AHTpD	Ashford Hospitality Trust, Inc. 8.45% Series D Cumulative Preferred Stock	PreferredStock	New York Stock Exchange
AHTpF	Ashford Hospitality Trust, Inc. 7.375% Series F Cumulative Preferred Stock, par value $	PreferredStock	New York Stock Exchange
AHTpG	Ashford Hospitality Trust, Inc. 7.375% Series G Cumulative Preferred Stock	PreferredStock	New York Stock Exchange
AHTpH	Ashford Hospitality Trust, Inc. 7.50% Series H Cumulative Preferred Stock, par value $	PreferredStock	New York Stock Exchange
AHTpI	Ashford Hospitality Trust, Inc. 7.50% Series I Cumulative Preferred Stock	PreferredStock	New York Stock Exchange
AHYB	American Century ETF Trust American Century Select High Yield ETF	ExchangeTradedFund	NYSE Arca
AI	C3.ai, Inc. Class A Common Stock	CommonStock	New York Stock Exchange
AIA	iShares Asia 50 ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
AIAI	AIAI Holdings Corp CL A COM USD0.001	CommonStock	NASDAQ Stock Market
AIB	BlockchAIn Digital Infrastructure, Inc Common Stock	CommonStock	NYSE American
AIBD	Direxion Shares ETF Trust Direxion Daily AI and Big Data Bear 2X ETF	ExchangeTradedFund	NYSE Arca
AIBU	Direxion Shares ETF Trust Direxion Daily AI and Big Data Bull 2X ETF	ExchangeTradedFund	NYSE Arca
AIDX	20/20 Biolabs Inc COM USD0.01	CommonStock	NASDAQ Stock Market
AIEQ	Amplify ETF Trust Amplify AI Powered Equity ETF	ExchangeTradedFund	NYSE Arca
AIFA	All In FutureTech Alliance Inc COM	CommonStock	NASDAQ Stock Market
AIFC	AI Financial Corp COM NPV	CommonStock	NASDAQ Stock Market
AIFD	TCW Artificial Intelligence ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
AIFF	Firefly Neuroscience Inc COM USD.01	CommonStock	NASDAQ Stock Market
AIFU	AIFU Inc CL A ORD USD0.4	CommonStock	NASDAQ Stock Market
AIG	American International Group, Inc. Common Stock	CommonStock	New York Stock Exchange
AIHS	Senmiao Technology Ltd COM 0.0001	CommonStock	NASDAQ Stock Market
AII	American Integrity Insurance Group, Inc. Common Stock	CommonStock	New York Stock Exchange
AIIA	AI Infrastructure Acquisition Corp. Class A Ordinary Shares	CommonStock	New York Stock Exchange
AIIA.U	AI Infrastructure Acquisition Corp. Units, each unit consists of one Class A ordinary sh	Unit	New York Stock Exchange
AIIAr	AI Infrastructure Acquisition Corp. Rights, each entitling the holder to receive one-fift	Right	New York Stock Exchange
AIIO	Robo ai Inc CL B ORD USD0.002	CommonStock	NASDAQ Stock Market
AIIOW	Robo ai Inc WT EXP 123127	Warrant	NASDAQ Stock Market
AIIR	AIR Global PLC ORD USD0.0001	CommonStock	NASDAQ Stock Market
AIM	AIM ImmunoTech Inc. Common Stock	CommonStock	NYSE American
AIMD	Ainos Inc COM USD.01	CommonStock	NASDAQ Stock Market
AIMDW	Ainos Inc WT EXP 072927	Warrant	NASDAQ Stock Market
AIMS	Acuitas Small Cap Active ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
AIN	Albany International Corp. Class A Common Stock	CommonStock	New York Stock Exchange
AINP	Allspring Exchange-Traded Funds Trust Allspring Income Plus ETF	ExchangeTradedFund	NYSE Arca
AINT	Tidal Trust I FINQ DOLLAR NEUTRAL U.S. Large Cap AI-Managed Equity ETF	ExchangeTradedFund	NYSE Arca
AIO	Virtus Artificial Intelligence & Technology Opportunities Fund Common Shares of Ben	Fund	New York Stock Exchange
AIOO	AllianzIM U.S. Equity Buffer100 Protection ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
AIOS	AIOS Tech Inc CL A COM USD0.2	CommonStock	NASDAQ Stock Market
AIOT	PowerFleet Inc COM USD.01	CommonStock	NASDAQ Stock Market
AIP	Arteris Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
AIPI	REX AI Equity Premium Income ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
AIPO	Defiance AI & Power Infrastructure ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
AIQ	Global X Artificial Intelligence & Technology ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
AIQD	Bank of Montreal MicroSector -3 Short Artificial Intelligence (AI) ETNs	ExchangeTradedNote	NYSE Arca
AIQU	Bank of Montreal MicroSector 3 Long Artificial Intelligence (AI) ETNs	ExchangeTradedNote	NYSE Arca
AIR	AAR CORP. Common Stock	CommonStock	New York Stock Exchange
AIRE	reAlpha Tech Corp COM USD0.001	CommonStock	NASDAQ Stock Market
AIRG	Airgain Inc COM USD.0001	CommonStock	NASDAQ Stock Market
AIRI	Air Industries Group Common Stock	CommonStock	NYSE American
AIRJ	AirJoule Technologies Corp CL A COM	CommonStock	NASDAQ Stock Market
AIRJW	AirJoule Technologies Corp WT EXP 031429	Warrant	NASDAQ Stock Market
AIRO	AIRO Group Holdings Inc COM USD0.000001	CommonStock	NASDAQ Stock Market
AIRR	First Trust RBA American Industrial Renaissance ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
AIRS	AirSculpt Technologies Inc COM USD0.001	CommonStock	NASDAQ Stock Market

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
AIRT	Air T Inc COM USD.05	CommonStock	NASDAQ Stock Market
AIRTP	Air T Inc PFD	PreferredStock	NASDAQ Stock Market
AIS	Tidal Trust III VistaShares Artificial Intelligence Supercycle ETF	ExchangeTradedFund	NYSE Arca
AISP	Airship AI Holdings Inc COM	CommonStock	NASDAQ Stock Market
AISPW	Airship AI Holdings Inc WT EXP 122628	Warrant	NASDAQ Stock Market
AIT	Applied Industrial Technologies, Inc. Common Stock	CommonStock	New York Stock Exchange
AIUP	Tidal Trust I FINQ FIRST U.S. Large Cap AI-Managed Equity ETF	ExchangeTradedFund	NYSE Arca
AIV	Apartment Investment and Management Company Class A Common Stock	CommonStock	New York Stock Exchange
AIVC	Amplify ETF Trust Amplify Bloomberg AI Equal Weight ETF	ExchangeTradedFund	NYSE Arca
AIVI	WisdomTree Trust WisdomTree International AI Enhanced Value Fund	ExchangeTradedFund	NYSE Arca
AIVL	WisdomTree Trust WisdomTree U.S. AI Enhanced Value Fund	ExchangeTradedFund	NYSE Arca
AIXC	AIxCrypto Holdings Inc COM USD.001	CommonStock	NASDAQ Stock Market
AIXI	Xiao-I Corp ADR	AdrCommon	NASDAQ Stock Market
AIYY	Tidal Trust II YieldMax AI Option Income Strategy ETF	ExchangeTradedFund	NYSE Arca
AIZ	Assurant, Inc. Common Stock	CommonStock	New York Stock Exchange
AIZN	Assurant, Inc. 5.25% Subordinated Notes due 2061	StructuredProduct	New York Stock Exchange
AJAN	Innovator Equity Defined Protection ETF - 2 Yr to January 2028 ETF	ExchangeTradedFund	CBOE BZX Exchange
AJG	Arthur J. Gallagher & Co. Common Stock	CommonStock	New York Stock Exchange
AJUL	Innovator Equity Defined Protection ETF - 2 Yr to July 2026 ETF	ExchangeTradedFund	CBOE BZX Exchange
AKA	a.k.a. Brands Holding Corp. Common Stock	CommonStock	New York Stock Exchange
AKAF	ETF Series Solutions The Frontier Economic Fund	ExchangeTradedFund	New York Stock Exchange
AKAM	Akamai Technologies Inc COM USD.01	CommonStock	NASDAQ Stock Market
AKAN	Akanda Corp COM	CommonStock	NASDAQ Stock Market
AKBA	Akebia Therapeutics Inc COM USD0.00001	CommonStock	NASDAQ Stock Market
AKO.A	Embotelladora Andina S.A. Series A American Depositary Shares (Each representing si	AdrCommon	New York Stock Exchange
AKO.B	Embotelladora Andina S.A. Series B American Depositary Shares (Each representing si	AdrCommon	New York Stock Exchange
AKR	Acadia Realty Trust Common Shares of Beneficial Interest	CommonStock	New York Stock Exchange
AKRE	Professionally Managed Portfolios Akre Focus ETF	ExchangeTradedFund	NYSE Arca
AKTS	Aktis Oncology Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
AKTX	Akari Therapeutics Plc ADR	AdrCommon	NASDAQ Stock Market
ALAB	Astera Labs Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
ALAI	The Alger ETF Trust Alger AI Enablers & Adopters ETF	ExchangeTradedFund	NYSE Arca
ALAR	Alarum Technologies Ltd ADR	AdrCommon	NASDAQ Stock Market
ALB	Albemarle Corporation Common Stock	CommonStock	New York Stock Exchange
ALBG	Leverage Shares 2X Long ALB Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
ALBT	Avalon GloboCare Corp COM	CommonStock	NASDAQ Stock Market
ALBpA	Albemarle Corporation Depositary Shares each representing a 1/20th interest in a sha	StructuredProduct	New York Stock Exchange
ALC	Alcon Inc. Ordinary Shares	CommonStock	New York Stock Exchange
ALCO	Alico Inc COM USD1	CommonStock	NASDAQ Stock Market
ALDB	Aptus Laddered Deep Buffer ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
ALDF	Aldel Financial II Inc COM	CommonStock	NASDAQ Stock Market
ALDFU	Aldel Financial II Inc UNIT (1CLA 1/2 WT)	Unit	NASDAQ Stock Market
ALDFW	Aldel Financial II Inc WT EXP	Warrant	NASDAQ Stock Market
ALDX	Aldeyra Therapeutics Inc COM USD.001	CommonStock	NASDAQ Stock Market
ALEC	Alector Inc COM	CommonStock	NASDAQ Stock Market
ALF	Centurion Acquisition Corp CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
ALFUU	Centurion Acquisition Corp UNIT (1CLA 1/2 WT)	Unit	NASDAQ Stock Market
ALFUW	Centurion Acquisition Corp WT EXP 053132	Warrant	NASDAQ Stock Market
ALG	Alamo Group Inc. Common Stock	CommonStock	New York Stock Exchange
ALGM	Allegro MicroSystems Inc COM USD.01	CommonStock	NASDAQ Stock Market
ALGN	Align Technology Inc COM USD.001	CommonStock	NASDAQ Stock Market
ALGS	Aligos Therapeutics Inc COM USD.0001	CommonStock	NASDAQ Stock Market
ALGT	Allegiant Travel Co COM USD.001	CommonStock	NASDAQ Stock Market
ALH	Alliance Laundry Holdings Inc. Common Stock	CommonStock	New York Stock Exchange
ALHC	Alignment Healthcare Inc COM	CommonStock	NASDAQ Stock Market

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
ALIL	Argent Focused Small Cap ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
ALIS	Calisa Acquisition Corp ORD USD0.000075	CommonStock	NASDAQ Stock Market
ALISR	Calisa Acquisition Corp Right	Right	NASDAQ Stock Market
ALISU	Calisa Acquisition Corp UNIT(1ORD 1RT)	Unit	NASDAQ Stock Market
ALIT	Alight, Inc. Class A Common Stock	CommonStock	New York Stock Exchange
ALK	Alaska Air Group, Inc. Common Stock	CommonStock	New York Stock Exchange
ALKS	Alkermes Plc ORD SHS	CommonStock	NASDAQ Stock Market
ALKT	Alkami Technology Inc COM	CommonStock	NASDAQ Stock Market
ALL	The Allstate Corporation Common Stock	CommonStock	New York Stock Exchange
ALLE	Allegion Public Limited Company Ordinary Shares	CommonStock	New York Stock Exchange
ALLO	Allogene Therapeutics Inc COM	CommonStock	NASDAQ Stock Market
ALLR	Allarity Therapeutics Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
ALLT	Allot Ltd ORD USD.1	CommonStock	NASDAQ Stock Market
ALLW	State Street Bridgewater All Weather ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
ALLY	Ally Financial Inc. Common Stock, par value $.01 per share	CommonStock	New York Stock Exchange
ALLpB	The Allstate Corporation 5.100% Fixed-To-Floating Rate Subordinated Debentures du	PreferredStock	New York Stock Exchange
ALLpH	The Allstate Corporation Depositary Shares each representing a 1/1,000th interest in	PreferredStock	New York Stock Exchange
ALLpI	The Allstate Corporation Depositary Shares each representing a 1/1,000th interest in	PreferredStock	New York Stock Exchange
ALLpJ	The Allstate Corporation Depositary Shares each representing a 1/1,000th interest in	PreferredStock	New York Stock Exchange
ALM	Almonty Industries Inc COM NPV	CommonStock	NASDAQ Stock Market
ALMR	Alamar Biosciences Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
ALMS	Alumis Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
ALMU	Aeluma Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
ALNT	Allient Inc COM NPV	CommonStock	NASDAQ Stock Market
ALNY	Alnylam Pharmaceuticals Inc COM USD.0001	CommonStock	NASDAQ Stock Market
ALOT	AstroNova Inc COM USD.05	CommonStock	NASDAQ Stock Market
ALOV	Aldabra 4 Liquidity Opportunity Vehicle Inc CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
ALOVU	Aldabra 4 Liquidity Opportunity Vehicle Inc UNIT (1CLA 1/3 WT)	Unit	NASDAQ Stock Market
ALOVW	Aldabra 4 Liquidity Opportunity Vehicle Inc WT EXP 122330	Warrant	NASDAQ Stock Market
ALOY	REalloys Inc COM USD0.001	CommonStock	NASDAQ Stock Market
ALP	Alpha Compute Corp COM	CommonStock	NASDAQ Stock Market
ALPS	Alps Group Inc ORD USD0.0001	CommonStock	NASDAQ Stock Market
ALRG	Allspring Exchange-Traded Funds Trust Allspring LT Large Core ETF	ExchangeTradedFund	NYSE Arca
ALRM	Alarm.com Holdings Inc COM USD.01	CommonStock	NASDAQ Stock Market
ALRS	Alerus Financial Corp COM NPV	CommonStock	NASDAQ Stock Market
ALSN	Allison Transmission Holdings Inc. Common Stock	CommonStock	New York Stock Exchange
ALT	Altimmune Inc COM	CommonStock	NASDAQ Stock Market
ALTG	Alta Equipment Group Inc. Class A Common Stock	CommonStock	New York Stock Exchange
ALTGpA	Alta Equipment Group Inc. Depositary Shares (each representing 1/1000th in a share	PreferredStock	New York Stock Exchange
ALTI	AlTi Global Inc CL A COM USD0.0001	CommonStock	NASDAQ Stock Market
ALTL	Pacer Funds Trust Pacer Lunt Large Cap Alternator ETF	ExchangeTradedFund	NYSE Arca
ALTO	Alto Ingredients Inc COM	CommonStock	NASDAQ Stock Market
ALTY	Global X Alternative Income ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
ALUB	Alussa Energy Acquisition Corp. II Class A Ordinary Shares	CommonStock	New York Stock Exchange
ALUB.U	Alussa Energy Acquisition Corp. II Units, each consisting of one Class A ordinary share	Unit	New York Stock Exchange
ALUB.WS	Alussa Energy Acquisition Corp. II Redeemable Warrants, each whole warrant exercis	Warrant	New York Stock Exchange
ALV	Autoliv, Inc. Common Stock	CommonStock	New York Stock Exchange
ALVO	Alvotech ORD USD0.01	CommonStock	NASDAQ Stock Market
ALVOW	Alvotech WT EXP 06/15/2027	Warrant	NASDAQ Stock Market
ALX	Alexander's, Inc. Common Stock	CommonStock	New York Stock Exchange
ALXO	ALX Oncology Holdings Inc COM USD0.001	CommonStock	NASDAQ Stock Market
ALZN	Alzamend Neuro Inc COM USD.0001	CommonStock	NASDAQ Stock Market
AM	Antero Midstream Corporation Common Stock, par value $0.01 per share	CommonStock	New York Stock Exchange
AMA	Defiance Daily Target 2X Long AMAT ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
AMAL	Amalgamated Financial Corp COM	CommonStock	NASDAQ Stock Market

Pearl Equities Securities List as of 6/4/2026			
Symbol	**Security Name**	**Security Class**	**Listed Exchange**
AMAN	Amanat Acquisition Corp CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
AMAT	Applied Materials Inc COM NPV	CommonStock	NASDAQ Stock Market
AMAU	Leverage Shares 2X Long AMAT Daily ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
AMAX	Starboard Investment Trust Adaptive Hedged Multi-Asset Income ETF	ExchangeTradedFund	NYSE Arca
AMBA	Ambarella Inc COM USD.00045	CommonStock	NASDAQ Stock Market
AMBO	Ambow Education Holding Ltd. American Depository Shares (each representing twent	AdrCommon	NYSE American
AMBP	Ardagh Metal Packaging S.A. Shares	CommonStock	New York Stock Exchange
AMBQ	Ambiq Micro, Inc. Common Stock	CommonStock	New York Stock Exchange
AMBR	Amber International Holding Ltd ADR	AdrCommon	NASDAQ Stock Market
AMC	AMC Entertainment Holdings, Inc. Class A Common Stock,	CommonStock	New York Stock Exchange
AMCI	AMC Robotics Corp COM USD0.00001	CommonStock	NASDAQ Stock Market
AMCR	Amcor plc Ordinary Shares	CommonStock	New York Stock Exchange
AMCX	AMC Global Media Inc CL A COM USD0.1	CommonStock	NASDAQ Stock Market
AMD	Advanced Micro Devices Inc COM USD.01	CommonStock	NASDAQ Stock Market
AMDD	Direxion Daily AMD Bear 1X ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
AMDG	Leverage Shares 2X Long AMD Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
AMDL	GraniteShares 2x Long AMD Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
AMDW	Roundhill AMD WeeklyPay ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
AMDY	Tidal Trust II Yieldmax AMD Option Income Strategy ETF	ExchangeTradedFund	NYSE Arca
AME	AMETEK, Inc. Common Stock	CommonStock	New York Stock Exchange
AMG	Affiliated Managers Group, Inc. Common Stock	CommonStock	New York Stock Exchange
AMGN	Amgen Inc COM NPV	CommonStock	NASDAQ Stock Market
AMH	American Homes 4 Rent Class A Common Shares of Beneficial Interest	CommonStock	New York Stock Exchange
AMHpG	American Homes 4 Rent Series G cumulative redeemable perpetual preferred shares	PreferredStock	New York Stock Exchange
AMHpH	American Homes 4 Rent 6.25% Series H Cumulative Redeemable Perpetual Preferred	PreferredStock	New York Stock Exchange
AMID	Argent Mid Cap ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
AMIX	Autonomix Medical Inc COM NPV	CommonStock	NASDAQ Stock Market
AMJB	JPMorgan Chase & Co. Alerian MLP Index ETNs due January 28, 2044	ExchangeTradedNote	NYSE Arca
AMKL	Defiance Daily Target 2X Long AMKR ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
AMKR	Amkor Technology Inc COM USD.001	CommonStock	NASDAQ Stock Market
AMLP	ALPS ETF Trust Alerian MLP ETF	ExchangeTradedFund	NYSE Arca
AMLX	Amylyx Pharmaceuticals Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
AMN	AMN Healthcare Services, Inc. Common Stock	CommonStock	New York Stock Exchange
AMOD	Alpha Modus Holdings Inc COM CL A	CommonStock	NASDAQ Stock Market
AMODW	Alpha Modus Holdings Inc WT EXP 121329	Warrant	NASDAQ Stock Market
AMOM	Exchange Listed Funds Trust QRAFT AI-Enhanced US Large Cap Momentum ETF	ExchangeTradedFund	NYSE Arca
AMP	Ameriprise Financial, Inc. Common Stock	CommonStock	New York Stock Exchange
AMPG	AmpliTech Group Inc COM	CommonStock	NASDAQ Stock Market
AMPGR	Amplitech Group, Inc. Series A Right	Right	NASDAQ Stock Market
AMPGZ	Amplitech Group, Inc. Series B Right	Right	NASDAQ Stock Market
AMPH	Amphastar Pharmaceuticals Inc COM USD.0001	CommonStock	NASDAQ Stock Market
AMPL	Amplitude Inc COM CL A USD0.00001	CommonStock	NASDAQ Stock Market
AMPU	Defiance Daily Target 2X Long AMPX ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
AMPX	Amprius Technologies, Inc. Common Stock	CommonStock	New York Stock Exchange
AMPX.WS	Amprius Technologies, Inc. Warrants to purchase one share of Common Stock at an e	Warrant	New York Stock Exchange
AMPY	Amplify Energy Corp. Common Stock	CommonStock	New York Stock Exchange
AMR	Alpha Metallurgical Resources, Inc. Common Stock	CommonStock	New York Stock Exchange
AMRC	Ameresco, Inc. Class A Common Stock	CommonStock	New York Stock Exchange
AMRN	Amarin Corporation plc SPON ADR	AdrCommon	NASDAQ Stock Market
AMRX	Amneal Pharmaceuticals Inc CL A COM	CommonStock	NASDAQ Stock Market
AMRZ	Amrize Ltd Ordinary Shares	CommonStock	New York Stock Exchange
AMS	American Shared Hospital Services Common Stock	CommonStock	NYSE American
AMSC	American Superconductor Corp COM USD.01	CommonStock	NASDAQ Stock Market
AMSF	AMERISAFE Inc COM USD.01	CommonStock	NASDAQ Stock Market
AMSS	AMASS Brands Inc COM USD0.00001	CommonStock	NASDAQ Stock Market

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
AMST	Amesite Inc COM USD.0.0001	CommonStock	NASDAQ Stock Market
AMT	American Tower Corporation Common Stock	CommonStock	New York Stock Exchange
AMTB	Amerant Bancorp Inc. Class A Common Stock	CommonStock	New York Stock Exchange
AMTD	AMTD IDEA Group American Depositary Shares, each representing six (6) Class A Ordi	AdrCommon	New York Stock Exchange
AMTM	Amentum Holdings, Inc. Common Stock	CommonStock	New York Stock Exchange
AMTX	Aemetis Inc COM NPV	CommonStock	NASDAQ Stock Market
AMUB	UBS AG ETRACS Alerian MLP Index ETN Series B due July 18, 2042	ExchangeTradedNote	NYSE Arca
AMUN	abrdn Ultra Short Municipal Income Active ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
AMUU	Direxion Daily AMD Bull 2X ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
AMWL	American Well Corporation Class A Common Stock	CommonStock	New York Stock Exchange
AMX	America Movil, S.A.B. de C.V. American Depositary Shares (each representing the righ	AdrCommon	New York Stock Exchange
AMYY	GraniteShares YieldBOOST AMD ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
AMZA	ETFis Series Trust I InfraCap MLP ETF	ExchangeTradedFund	NYSE Arca
AMZD	Direxion Daily AMZN Bear 1X ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
AMZE	Amaze Holdings, Inc. Common Stock	CommonStock	NYSE American
AMZN	Amazon.com Inc COM USD.01	CommonStock	NASDAQ Stock Market
AMZO	Tradr 2X Short AMZN Daily ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
AMZP	Kurv Yield Premium Strategy Amazon (AMZN) ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
AMZU	Direxion Daily AMZN Bull 2X ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
AMZW	Roundhill AMZN WeeklyPay ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
AMZY	Tidal Trust II YieldMax AMZN Option Income Strategy ETF	ExchangeTradedFund	NYSE Arca
AMZZ	GraniteShares 2x Long AMZN Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
AN	AutoNation, Inc. Common Stock	CommonStock	New York Stock Exchange
ANAB	AnaptysBio Inc COM USD.001	CommonStock	NASDAQ Stock Market
ANDE	Andersons Inc (The) COM NPV	CommonStock	NASDAQ Stock Market
ANDG	Andersen Group Inc. Class A Common Stock	CommonStock	New York Stock Exchange
ANEL	Defiance Daily Target 2x Long ANET ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
ANET	Arista Networks, Inc. Common Stock	CommonStock	New York Stock Exchange
ANEW	ProShares Trust ProShares MSCI Transformational Changes ETF	ExchangeTradedFund	NYSE Arca
ANF	Abercrombie & Fitch Co. Class A Common Stock	CommonStock	New York Stock Exchange
ANGH	Anghami Inc ORD	CommonStock	NASDAQ Stock Market
ANGHW	Anghami Inc WT EXP	Warrant	NASDAQ Stock Market
ANGI	Angi Inc COM	CommonStock	NASDAQ Stock Market
ANGL	VanEck Fallen Angel High Yield Bond ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
ANGO	AngioDynamics Inc COM USD.01	CommonStock	NASDAQ Stock Market
ANGX	Angel Studios, Inc. Class A Common Stock	CommonStock	New York Stock Exchange
ANGpD	American National Group Inc. Depositary Shares, each representing a 1/1000th intere	PreferredStock	New York Stock Exchange
ANIK	Anika Therapeutics Inc COM USD.01	CommonStock	NASDAQ Stock Market
ANIP	ANI Pharmaceuticals Inc COM USD.0001	CommonStock	NASDAQ Stock Market
ANIX	Anixa Biosciences Inc COM NPV	CommonStock	NASDAQ Stock Market
ANL	Adlai Nortye Ltd ADR	AdrCommon	NASDAQ Stock Market
ANNA	AleAnna Inc COM SHS CL A	CommonStock	NASDAQ Stock Market
ANNAW	AleAnna Inc WT EXP 121329	Warrant	NASDAQ Stock Market
ANNX	Annexon Inc COM	CommonStock	NASDAQ Stock Market
ANPA	Rich Sparkle Holdings Ltd ORD NPV	CommonStock	NASDAQ Stock Market
ANRO	Alto Neuroscience, Inc. Common Stock	CommonStock	New York Stock Exchange
ANSC	Agriculture & Natural Solutions Acquisition Corp CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
ANSCU	Agriculture & Natural Solutions Acquisition Corp UNIT(1 ORD 1/2 WRRT)	Unit	NASDAQ Stock Market
ANSCW	Agriculture & Natural Solutions Acquisition Corp WRT	Warrant	NASDAQ Stock Market
ANTA	Antalpha Platform Holding Co CL A ORD USD0.001	CommonStock	NASDAQ Stock Market
ANTX	AN2 Therapeutics Inc COM USD0.00001	CommonStock	NASDAQ Stock Market
ANV	GraniteShares Autocallable NVDA ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
ANVS	Annovis Bio, Inc. Common Stock	CommonStock	New York Stock Exchange
ANY	Sphere 3D Corp COM	CommonStock	NASDAQ Stock Market
AOA	iShares Trust iShares Core 80/20 Aggressive Allocation ETF	ExchangeTradedFund	NYSE Arca

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
AOCT	Innovator Equity Defined Protection ETF - 2 Yr to October 2026 ETF	ExchangeTradedFund	CBOE BZX Exchange
AOD	abrdn Total Dynamic Dividend Fund Common Shares of Beneficial Interest	Fund	New York Stock Exchange
AOHY	Angel Oak High Yield Opportunities ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
AOK	iShares Trust iShares Core 30/70 Conservative Allocation ETF	ExchangeTradedFund	NYSE Arca
AOM	iShares Trust iShares Core 40/60 Moderate Allocation ETF	ExchangeTradedFund	NYSE Arca
AOMD	Angel Oak Mortgage REIT, Inc. 9.750% Senior Notes due 2030	StructuredProduct	New York Stock Exchange
AOMN	Angel Oak Mortgage REIT, Inc. 9.500% Senior Notes due 2029	StructuredProduct	New York Stock Exchange
AOMR	Angel Oak Mortgage REIT, Inc. Common Stock	CommonStock	New York Stock Exchange
AON	Aon plc Class A Ordinary Shares	CommonStock	New York Stock Exchange
AOR	iShares Trust iShares Core 60/40 Balanced Allocation ETF	ExchangeTradedFund	NYSE Arca
AORT	Artivion, Inc. Common Stock	CommonStock	New York Stock Exchange
AOS	A. O. Smith Corporation Common Stock	CommonStock	New York Stock Exchange
AOSL	Alpha and Omega Semiconductor Limited COM USD.002	CommonStock	NASDAQ Stock Market
AOTG	AOT Growth and Innovation ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
AOTS	EA Series Trust AOT Software Platform ETF	ExchangeTradedFund	NYSE Arca
AOUT	American Outdoor Brands Inc COM	CommonStock	NASDAQ Stock Market
AP	Ampco-Pittsburgh Corporation Common Stock	CommonStock	New York Stock Exchange
APA	APA Corporation COM USD1.25	CommonStock	NASDAQ Stock Market
APAC	StoneBridge Acquisition II Corp CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
APACR	StoneBridge Acquisition II Corporation Rights	Right	NASDAQ Stock Market
APACU	StoneBridge Acquisition II Corp UNIT(1 CLA 1RT)	Unit	NASDAQ Stock Market
APAM	Artisan Partners Asset Management Inc. Class A Common Stock, $0.01 per share	CommonStock	New York Stock Exchange
APC	ARKO Petroleum Corp CL A COM USD0.0001	CommonStock	NASDAQ Stock Market
APCB	Trust For Professional Managers ActivePassive Core Bond ETF	ExchangeTradedFund	NYSE Arca
APD	Air Products and Chemicals, Inc. Common Stock	CommonStock	New York Stock Exchange
APDB	Aptus April Deep Buffer ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
APEI	American Public Education Inc COM USD.01	CommonStock	NASDAQ Stock Market
APG	APi Group Corporation Common Stock	CommonStock	New York Stock Exchange
APGE	Apogee Therapeutics Inc COM	CommonStock	NASDAQ Stock Market
APH	Amphenol Corporation Class A Common Stock	CommonStock	New York Stock Exchange
APHU	T-REX 2X Long APH Daily Target ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
API	Agora Inc ADR	AdrCommon	NASDAQ Stock Market
APIE	Trust For Professional Managers ActivePassive International Equity ETF	ExchangeTradedFund	NYSE Arca
APLD	Applied Digital Corp COM USD.001	CommonStock	NASDAQ Stock Market
APLE	Apple Hospitality REIT, Inc. Common shares, no par value per share	CommonStock	New York Stock Exchange
APLM	Apollomics Inc ORD CL A USD0.0001	CommonStock	NASDAQ Stock Market
APLMW	Apollomics Inc WT EXP 4/1/28	Warrant	NASDAQ Stock Market
APLU	Allspring Exchange-Traded Funds Trust Allspring Core Plus ETF	ExchangeTradedFund	NYSE Arca
APLX	Tradr 2X Long APLD Daily ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
APLY	Tidal Trust II YieldMax AAPL Option Income Strategy ETF	ExchangeTradedFund	NYSE Arca
APLZ	Tradr 2X Short APLD Daily ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
APM	Aptorum Group Limited CL A ORD USD0.00001	CommonStock	NASDAQ Stock Market
APMCU	AmperCap Acquisition Co UNIT (1ORD 1RT)	Unit	NASDAQ Stock Market
APMU	Trust For Professional Managers ActivePassive Intermediate Municipal Bond ETF	ExchangeTradedFund	NYSE Arca
APO	Apollo Global Management, Inc. Common Stock	CommonStock	New York Stock Exchange
APOC	Innovator Equity Defined Protection ETF - 6mo Apr/Oct ETF	ExchangeTradedFund	CBOE BZX Exchange
APOG	Apogee Enterprises Inc COM USD.33	CommonStock	NASDAQ Stock Market
APOS	Apollo Global Management, Inc. 7.625% Fixed-Rate Resettable Junior Subordinated N	StructuredProduct	New York Stock Exchange
APOpA	Apollo Global Management, Inc. 6.75% Series A Mandatory Convertible Preferred Sto	StructuredProduct	New York Stock Exchange
APP	AppLovin Corporation COM CL A	CommonStock	NASDAQ Stock Market
APPF	AppFolio Inc CL A COM USD.0001	CommonStock	NASDAQ Stock Market
APPN	Appian Corp CL A COM	CommonStock	NASDAQ Stock Market
APPS	Digital Turbine Inc COM	CommonStock	NASDAQ Stock Market
APPX	Tradr 2X Long APP Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
APRB	Aptus April Buffer ETF ETF	ExchangeTradedFund	CBOE BZX Exchange

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
APRE	Aprea Therapeutics Inc COM USD0.001	CommonStock	NASDAQ Stock Market
APRH	Innovator Premium Income 20 Barrier ETF - April ETF	ExchangeTradedFund	CBOE BZX Exchange
APRJ	Innovator Premium Income 30 Barrier ETF - April ETF	ExchangeTradedFund	CBOE BZX Exchange
APRP	PGIM S&P 500 Buffer 12 ETF - April ETF	ExchangeTradedFund	CBOE BZX Exchange
APRT	AllianzIM U.S. Equity Buffer10 Apr ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
APRW	AllianzIM U.S. Equity Buffer20 Apr ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
APRZ	TrueShares Structured Outcome (April) ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
APT	Alpha Pro Tech, Ltd. Common Stock Par Value $.01	CommonStock	NYSE American
APTV	Aptiv PLC Ordinary Shares	CommonStock	New York Stock Exchange
APUE	Trust For Professional Managers ActivePassive U.S. Equity ETF	ExchangeTradedFund	NYSE Arca
APURU	Aperture AC UNIT (1CLA 1 RT)	Unit	NASDAQ Stock Market
APUS	Apimeds Pharmaceuticals US, Inc. Common Stock	CommonStock	NYSE American
APVO	Aptevo Therapeutics Inc COM USD.001	CommonStock	NASDAQ Stock Market
APWC	Asia Pacific Wire & Cable Corp COM USD.01	CommonStock	NASDAQ Stock Market
APXM	FT Vest U.S. Equity Max Buffer ETF - April ETF	ExchangeTradedFund	CBOE BZX Exchange
APXT	Apex Treasury Corp CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
APXTU	Apex Treasury Corp UNIT (1CLA 1/2 WT)	Unit	NASDAQ Stock Market
APXTW	Apex Treasury Corp WT EXP 103132	Warrant	NASDAQ Stock Market
APYX	Apyx Medical Corp COM USD.001	CommonStock	NASDAQ Stock Market
AQB	Aqua Bounty Technologies Inc COM USA0.001	CommonStock	NASDAQ Stock Market
AQEC	AQE Core ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
AQLT	iShares MSCI Global Quality Factor ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
AQMS	Aqua Metals Inc COM USD.001	CommonStock	NASDAQ Stock Market
AQN	Algonquin Power & Utilities Corp. Common shares, no par value	CommonStock	New York Stock Exchange
AQNB	Algonquin Power & Utilities Corp. 6.20% Fixed-to-Floating Subordinated Notes Seri	StructuredProduct	New York Stock Exchange
AQST	Aquestive Therapeutics Inc COM	CommonStock	NASDAQ Stock Market
AQWA	Global X Clean Water ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
AR	Antero Resources Corporation Common Stock	CommonStock	New York Stock Exchange
ARAI	Arrive AI Inc COM USD0.0002	CommonStock	NASDAQ Stock Market
ARAY	Accuray Inc COM USD.001	CommonStock	NASDAQ Stock Market
ARB	AltShares Trust AltShares Merger Arbitrage ETF	ExchangeTradedFund	NYSE Arca
ARBB	ARB IOT Group Ltd ORD USD0.0001	CommonStock	NASDAQ Stock Market
ARBE	Arbe Robotics Ltd ORD SHS	CommonStock	NASDAQ Stock Market
ARBEW	Arbe Robotics Ltd WTTS	Warrant	NASDAQ Stock Market
ARBK	Argo Blockchain plc ADS	AdrCommon	NASDAQ Stock Market
ARCB	ArcBest Corp COM USD.01	CommonStock	NASDAQ Stock Market
ARCC	ARES CAPITAL CORPORATION COM	CommonStock	NASDAQ Stock Market
ARCI	Archimedes Tech SPAC Partners III Co ORD	CommonStock	NASDAQ Stock Market
ARCIU	Archimedes Tech SPAC Partners III Co UNIT (1ORD 1/4 WT)	Unit	NASDAQ Stock Market
ARCIW	Archimedes Tech SPAC Partners III Co WT EXP 012331	Warrant	NASDAQ Stock Market
ARCL	ARC Group Acquisition I Corp CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
ARCLR	ARC Group Acquisition I Corp Right	Right	NASDAQ Stock Market
ARCLU	ARC Group Acquisition I Corp UNIT 1 CLA 1 RT 1 WT	Unit	NASDAQ Stock Market
ARCLW	ARC Group Acquisition I Corp WT EXP 1/04/2031	Warrant	NASDAQ Stock Market
ARCM	Arrow Reserve Capital Management ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
ARCO	Arcos Dorados Holdings Inc. Class A Common Stock	CommonStock	New York Stock Exchange
ARCT	Arcturus Therapeutics Holdings Inc COM	CommonStock	NASDAQ Stock Market
ARCX	Tradr 2X Long ACHR Daily ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
ARDC	Ares Dynamic Credit Allocation Fund, Inc. Common Shares	Fund	New York Stock Exchange
ARDT	Ardent Health, Inc. Common Stock	CommonStock	New York Stock Exchange
ARDX	Ardelyx Inc COM USD.0001	CommonStock	NASDAQ Stock Market
ARE	Alexandria Real Estate Equities, Inc. Common Stock	CommonStock	New York Stock Exchange
AREC	American Resources Corp COM	CommonStock	NASDAQ Stock Market
AREN	The Arena Group Holdings, Inc. Common Stock	CommonStock	NYSE American
ARES	Ares Management Corporation Class A Common Stock	CommonStock	New York Stock Exchange

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
ARESpB	Ares Management Corporation 6.75% Series B Mandatory Convertible Preferred Stoc	StructuredProduct	New York Stock Exchange
ARGT	Global X Funds Global X MSCI Argentina ETF	ExchangeTradedFund	NYSE Arca
ARGX	argenx SE ADR	AdrCommon	NASDAQ Stock Market
ARHS	Arhaus Inc COM CL A USD0.001	CommonStock	NASDAQ Stock Market
ARI	Apollo Commercial Real Estate Finance, Inc. Common Stock, $0.01 par value per share	CommonStock	New York Stock Exchange
ARIS	Aris Mining Corporation Common Shares	CommonStock	New York Stock Exchange
ARKB	ARK 21Shares Bitcoin ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
ARKD	ARK DIET Q1 Buffer ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
ARKF	ARK Blockchain & Fintech Innovation ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
ARKG	ARK Genomic Revolution ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
ARKI	ARK DIET Q2 Buffer ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
ARKK	ARK ETF Trust - ARK Innovation ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
ARKO	ARKO Corp COM	CommonStock	NASDAQ Stock Market
ARKQ	ARK Autonomous Technology & Robotics ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
ARKR	Ark Restaurants Corp. COM NPV	CommonStock	NASDAQ Stock Market
ARKT	ARK DIET Q4 Buffer ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
ARKW	ARK ETF Trust ARK Web x.0 ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
ARKX	ARK Space & Defense Innovation ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
ARL	American Realty Investors, Inc. Common Stock	CommonStock	New York Stock Exchange
ARLI	AllianzIM International Equity Buffer15 Uncapped Apr ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
ARLO	Arlo Technologies, Inc. Common Stock	CommonStock	New York Stock Exchange
ARLP	Alliance Resource Partners LP COM LP UNIT	CommonStock	NASDAQ Stock Market
ARLU	AllianzIM U.S. Equity Buffer15 Uncapped Apr ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
ARM	Arm Holdings plc ADR	AdrCommon	NASDAQ Stock Market
ARMG	Leverage Shares 2X Long ARM Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
ARMH	Precidian ETFs Trust Arm Holdings PLC ADRhedged	ExchangeTradedFund	NYSE Arca
ARMK	Aramark Common Stock	CommonStock	New York Stock Exchange
ARMP	Armata Pharmaceuticals, Inc. Common Stock	CommonStock	NYSE American
ARMW	Roundhill ARM WeeklyPay ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
ARMY	Tema International Defense ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
AROC	Archrock, Inc. Common Stock	CommonStock	New York Stock Exchange
AROW	Arrow Financial Corp COM NPV	CommonStock	NASDAQ Stock Market
ARP	The Advisors' Inner Circle Fund II PMV Adaptive Risk Parity ETF	ExchangeTradedFund	NYSE Arca
ARQ	Arq Inc COM NPV	CommonStock	NASDAQ Stock Market
ARQQ	Arqit Quantum Inc ORD USD0.0001	CommonStock	NASDAQ Stock Market
ARQQW	Arqit Quantum Inc WT EXP 110226	Warrant	NASDAQ Stock Market
ARQT	Arcutis Biotherapeutics Inc COM	CommonStock	NASDAQ Stock Market
ARR	ARMOUR Residential REIT, Inc. Common Stock	CommonStock	New York Stock Exchange
ARRY	Array Technologies Inc COM SHS	CommonStock	NASDAQ Stock Market
ARRpC	ARMOUR Residential REIT, Inc. 7.00% Series C Cumulative Redeemable Preferred Sto	PreferredStock	New York Stock Exchange
ARTC	Art Technology Acquisition Corp CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
ARTCU	Art Technology Acquisition Corp UNIT (1CLA 1/4 WT)	Unit	NASDAQ Stock Market
ARTCW	Art Technology Acquisition Corp WT EXP 121930	Warrant	NASDAQ Stock Market
ARTL	Artelo Biosciences Inc COM USD0.001	CommonStock	NASDAQ Stock Market
ARTNA	Artesian Resources Corp CL A COM USD1	CommonStock	NASDAQ Stock Market
ARTV	Artiva Biotherapeutics Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
ARTW	Art's Way Manufacturing Co. Inc COM USD.01	CommonStock	NASDAQ Stock Market
ARTY	iShares Trust iShares Future AI & Tech ETF	ExchangeTradedFund	NYSE Arca
ARVN	Arvinas Inc COM	CommonStock	NASDAQ Stock Market
ARVR	First Trust Indxx Metaverse ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
ARW	Arrow Electronics, Inc. Common Stock	CommonStock	New York Stock Exchange
ARWG	Archer Growth ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
ARWR	Arrowhead Pharmaceuticals Inc COM USD.001	CommonStock	NASDAQ Stock Market
ARX	Accelerant Holdings Class A Common Shares	CommonStock	New York Stock Exchange
ARXS	Arxis Inc CL A COM USD0.01	CommonStock	NASDAQ Stock Market

Pearl Equities Securities List as of 6/4/2026			
Symbol	**Security Name**	**Security Class**	**Listed Exchange**
AS	Amer Sports, Inc. Ordinary Shares	CommonStock	New York Stock Exchange
ASA	ASA Gold and Precious Metals Limited Common Shares, $1.00 Par Value Per Share	Fund	New York Stock Exchange
ASAN	Asana, Inc. Class A Common Stock	CommonStock	New York Stock Exchange
ASB	Associated Banc-Corp Common Stock	CommonStock	New York Stock Exchange
ASBA	Associated Banc-Corp 6.625% Fixed-Rate Reset Subordinated Notes due 2033	StructuredProduct	New York Stock Exchange
ASBP	Aspire Biopharma Holdings Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
ASBPW	Aspire Biopharma Holdings Inc WT EXP 021830	Warrant	NASDAQ Stock Market
ASBpE	Associated Banc-Corp Depositary Shares, each representing a 1/40th interest in a sha	PreferredStock	New York Stock Exchange
ASBpF	Associated Banc-Corp Depositary Shares, each representing a 1/40th interest in a sha	PreferredStock	New York Stock Exchange
ASC	Ardmore Shipping Corporation Common Stock	CommonStock	New York Stock Exchange
ASCE	Allspring Exchange-Traded Funds Trust Allspring SMID Core ETF	ExchangeTradedFund	NYSE Arca
ASCI	abrdn International Small Cap Active ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
ASD	Defiance Autism Impact ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
ASEA	Global X Funds Global X FTSE Southeast Asia ETF	ExchangeTradedFund	NYSE Arca
ASEC	American Century Securitized Credit ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
ASG	Liberty All-Star Growth Fund, Inc. Common Stock	Fund	New York Stock Exchange
ASGI	abrdn Global Infrastructure Income Fund Common Shares of Beneficial Interest	Fund	New York Stock Exchange
ASGM	Virtus ETF Trust II Virtus AlphaSimplex Global Macro ETF	ExchangeTradedFund	NYSE Arca
ASH	Ashland Inc. Common Stock	CommonStock	New York Stock Exchange
ASHR	DBX ETF Trust Xtrackers Harvest CSI 300 China A-Shares ETF	ExchangeTradedFund	NYSE Arca
ASHS	DBX ETF Trust Xtrackers Harvest CSI 500 China A-Shares Small Cap ETF	ExchangeTradedFund	NYSE Arca
ASIA	Matthews International Funds Matthews Pacific Tiger Active ETF	ExchangeTradedFund	NYSE Arca
ASIC	Ategrity Specialty Insurance Company Holdings Common Stock	CommonStock	New York Stock Exchange
ASIX	AdvanSix Inc. Common Stock	CommonStock	New York Stock Exchange
ASLE	AerSale Corp COM	CommonStock	NASDAQ Stock Market
ASLV	Allspring Exchange-Traded Funds Trust Allspring Special Large Value ETF	ExchangeTradedFund	NYSE Arca
ASM	Avino Silver & Gold Mines Ltd. Common shares	CommonStock	NYSE American
ASMB	Assembly Biosciences Inc COM USD.001	CommonStock	NASDAQ Stock Market
ASMF	Virtus ETF Trust II Virtus Alpha Simplex Managed Futures ETF	ExchangeTradedFund	NYSE Arca
ASMG	Leverage Shares 2X Long ASML Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
ASMH	Precidian ETFs Trust ASML Holding NV ADRhedged	ExchangeTradedFund	NYSE Arca
ASML	ASML Holding NV ADR NY SHS	AdrCommon	NASDAQ Stock Market
ASMU	Direxion Daily ASML Bull 2X ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
ASND	Ascendis Pharma AS ORD	CommonStock	NASDAQ Stock Market
ASO	Academy Sports and Outdoors Inc COM USD.01	CommonStock	NASDAQ Stock Market
ASPC	A SPAC III Acquisition Corp CL A ORD NPV	CommonStock	NASDAQ Stock Market
ASPCR	A SPAC III Acquisition Corp. Right	Right	NASDAQ Stock Market
ASPCU	A SPAC III Acquisition Corp UNIT	Unit	NASDAQ Stock Market
ASPI	ASP Isotopes Inc COM	CommonStock	NASDAQ Stock Market
ASPN	Aspen Aerogels, Inc. Common Stock	CommonStock	New York Stock Exchange
ASPS	Altisource Portfolio Solutions SA COM USD0.01	CommonStock	NASDAQ Stock Market
ASPSW	Altisource Portfolio Solutions SA WT EXP 043032	Warrant	NASDAQ Stock Market
ASPSZ	Altisource Portfolio Solutions SA WT EXP 040229	Warrant	NASDAQ Stock Market
ASR	Grupo Aeroportuario del Sureste, S.A.B de C.V. American Depositary Shares(Each rep	AdrCommon	New York Stock Exchange
ASRT	Assertio Holdings Inc COM NPV	CommonStock	NASDAQ Stock Market
ASRV	AmeriServ Financial Inc COM NPV	CommonStock	NASDAQ Stock Market
ASST	Strive Inc CL A COM USD0.001	CommonStock	NASDAQ Stock Market
ASTC	Astrotech Corp COM NPV	CommonStock	NASDAQ Stock Market
ASTE	Astec Industries Inc. COM USD.2	CommonStock	NASDAQ Stock Market
ASTH	Astrana Health Inc COM USD.001	CommonStock	NASDAQ Stock Market
ASTI	Ascent Solar Technologies Inc COM USD	CommonStock	NASDAQ Stock Market
ASTL	Algoma Steel Group Inc COM	CommonStock	NASDAQ Stock Market
ASTLW	Algoma Steel Group Inc WT EXP 101926	Warrant	NASDAQ Stock Market
ASTN	Defiance Daily Target 2X Short ASTS ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
ASTS	AST SpaceMobile Inc COM CL A	CommonStock	NASDAQ Stock Market

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
ASTX	Tradr 2X Long ASTS Daily ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
ASTY	Defiance Daily Target 2X Long ASTS ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
ASUP	T-REX 2X Long ASTS Daily Target ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
ASUR	Asure Software Inc COM USD.01	CommonStock	NASDAQ Stock Market
ASX	ASE Technology Holding Co., Ltd. American Depositary Shares (each representing Two	AdrCommon	New York Stock Exchange
ASYS	Amtech Systems Inc COM USD.01	CommonStock	NASDAQ Stock Market
ATAI	AtaiBeckley Inc COM USD0.01	CommonStock	NASDAQ Stock Market
ATAT	Atour Lifestyle Holdings Ltd ADS	AdrCommon	NASDAQ Stock Market
ATC	GraniteShares Autocallable COIN ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
ATCH	AtlasClear Holdings, Inc. Common Stock	CommonStock	NYSE American
ATCL	REX ETF Trust REX Autocallable Income ETF	ExchangeTradedFund	NYSE Arca
ATCX	Atlas Critical Minerals Corp COM USD0.001	CommonStock	NASDAQ Stock Market
ATEC	Alphatec Holdings Inc COM USD.00001	CommonStock	NASDAQ Stock Market
ATEN	A10 Networks, Inc. Common Stock, $0.00001 par value	CommonStock	New York Stock Exchange
ATER	Aterian Inc COM	CommonStock	NASDAQ Stock Market
ATEX	Anterix Inc COM USD.0001	CommonStock	NASDAQ Stock Market
ATFV	The Alger ETF Trust Alger 35 ETF	ExchangeTradedFund	NYSE Arca
ATGL	Alpha Technology Group Ltd CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
ATHE	Alterity Therapeutics Ltd SPONSORED ADR	AdrCommon	NASDAQ Stock Market
ATHM	Autohome Inc. American Depositary Shares, each representing four Class A Ordinary	AdrCommon	New York Stock Exchange
ATHR	Aether Holdings Inc COM USD $0.001	CommonStock	NASDAQ Stock Market
ATHS	Athene Holding Ltd. 7.250% Fixed-Rate Reset Junior Subordinated Debentures due 20	StructuredProduct	New York Stock Exchange
ATHpA	Athene Holding Ltd. Depositary Shares, each representing a 1/1,000th interest in a 6.	PreferredStock	New York Stock Exchange
ATHpB	Athene Holding Ltd. Depositary Shares, each representing a 1/1,000th interest in a 5.	PreferredStock	New York Stock Exchange
ATHpD	Athene Holding Ltd. Depositary Shares, each representing a 1/1,000th interest in a 4.	PreferredStock	New York Stock Exchange
ATHpE	Athene Holding Ltd. Depositary Shares, Each Representing a 1/1,000th Interest in a 7.	PreferredStock	New York Stock Exchange
ATI	ATI Inc. Common Stock	CommonStock	New York Stock Exchange
ATII	Archimedes Tech SPAC Partners II Co ORD USD0.0001	CommonStock	NASDAQ Stock Market
ATIIU	Archimedes Tech SPAC Partners II Co UNIT (1ORD 1/2 WT)	Unit	NASDAQ Stock Market
ATIIW	Archimedes Tech SPAC Partners II Co WT EXP 101529	Warrant	NASDAQ Stock Market
ATKR	Atkore Inc. Common Stock	CommonStock	New York Stock Exchange
ATLC	Atlanticus Holdings Corp COM NPV	CommonStock	NASDAQ Stock Market
ATLCL	Atlanticus Holdings Corp 6.125 Senior Notes due 2026 ETN	Unknown	NASDAQ Stock Market
ATLCP	Atlanticus Holdings Corp 7.625 SER B PFD	PreferredStock	NASDAQ Stock Market
ATLCZ	Atlanticus Holdings Corp 9.25 Senior Notes due 2029 STRUCT PRODUCT	Unknown	NASDAQ Stock Market
ATLN	Atlantic International Corp COM NEW	CommonStock	NASDAQ Stock Market
ATLO	Ames National Corp COM USD5.	CommonStock	NASDAQ Stock Market
ATLX	ATLAS LITHIUM CORPORATION COM USD.001	CommonStock	NASDAQ Stock Market
ATMP	iPath Select MLP ETN STRUCT PRODUCT	ExchangeTradedFund	CBOE BZX Exchange
ATMU	Atmus Filtration Technologies Inc. Common Stock	CommonStock	New York Stock Exchange
ATNI	ATN International Inc COM USD.01	CommonStock	NASDAQ Stock Market
ATNM	Actinium Pharmaceuticals Inc. Common Stock	CommonStock	NYSE American
ATO	Atmos Energy Corporation Common Stock	CommonStock	New York Stock Exchange
ATOM	Atomera Inc COM USD0.001	CommonStock	NASDAQ Stock Market
ATOS	Atossa Therapeutics Inc COM USD.015	CommonStock	NASDAQ Stock Market
ATPC	Agape ATP Corp COM	CommonStock	NASDAQ Stock Market
ATR	AptarGroup, Inc. Common Stock	CommonStock	New York Stock Exchange
ATRA	Atara Biotherapeutics Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
ATRC	AtriCure Inc COM USD.001	CommonStock	NASDAQ Stock Market
ATRO	Astronics Corp COM USD.01	CommonStock	NASDAQ Stock Market
ATS	ATS Corporation Common Shares	CommonStock	New York Stock Exchange
ATTR	Arin Tactical Tail Risk ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
ATXG	Addentax Group Corp COM	CommonStock	NASDAQ Stock Market
ATYR	aTyr Pharma Inc COM USD.001	CommonStock	NASDAQ Stock Market
AU	AngloGold Ashanti plc Ordinary Shares	CommonStock	New York Stock Exchange

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
AUAU	Global X Funds Global X Gold Miners ETF	ExchangeTradedFund	NYSE Arca
AUB	Atlantic Union Bankshares Corporation Common Stock	CommonStock	New York Stock Exchange
AUBN	Auburn National Bancorporation Inc COM USD.01	CommonStock	NASDAQ Stock Market
AUBpA	Atlantic Union Bankshares Corporation Depositary Shares, Each Representing a 1/400	PreferredStock	New York Stock Exchange
AUC	ATIF Holdings Ltd ORD USD0.018	CommonStock	NASDAQ Stock Market
AUDC	AudioCodes Ltd ORD NIS.01	CommonStock	NASDAQ Stock Market
AUGM	FT Vest U.S. Equity Max Buffer ETF - August ETF	ExchangeTradedFund	CBOE BZX Exchange
AUGO	Aura Minerals Inc COM	CommonStock	NASDAQ Stock Market
AUGP	PGIM S&P 500 Buffer 12 ETF - August ETF	ExchangeTradedFund	CBOE BZX Exchange
AUGT	AllianzIM U.S. Equity Buffer10 Aug ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
AUGU	AllianzIM U.S. Equity Buffer15 Uncapped Aug ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
AUGW	AllianzIM U.S. Equity Buffer20 Aug ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
AUGZ	TrueShares Structured Outcome (August) ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
AUID	authID Inc COM	CommonStock	NASDAQ Stock Market
AUMI	Themes Gold Miners ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
AUNA	Auna S.A. Class A Ordinary Shares	CommonStock	New York Stock Exchange
AUPH	Aurinia Pharmaceuticals Inc COM NPV	CommonStock	NASDAQ Stock Market
AUR	Aurora Innovation Inc COM CL A	CommonStock	NASDAQ Stock Market
AURA	Aura Biosciences Inc COM USD0.00001	CommonStock	NASDAQ Stock Market
AURE	Aurelion Inc CL A ORD USD0.00625	CommonStock	NASDAQ Stock Market
AUROW	Aurora Innovation Inc WTS	Warrant	NASDAQ Stock Market
AUSF	Global X Funds Global X Adaptive U.S. Factor ETF	ExchangeTradedFund	NYSE Arca
AUSM	Allspring Exchange-Traded Funds Trust Allspring Ultra Short Municipal ETF	ExchangeTradedFund	NYSE Arca
AUST	Austin Gold Corp. Common Stock	CommonStock	NYSE American
AUTL	Autolus Therapeutics Plc ADS	AdrCommon	NASDAQ Stock Market
AUUD	Auddia Inc COM	CommonStock	NASDAQ Stock Market
AV	Corgi Aerospace & Commercial Aviation ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
AVA	Avista Corporation Common Stock	CommonStock	New York Stock Exchange
AVAH	Aveanna Healthcare Holdings Inc COM	CommonStock	NASDAQ Stock Market
AVAL	Grupo Aval Acciones y Valores S.A. American Depositary Shares, each representing 20	AdrCommon	New York Stock Exchange
AVAV	AeroVironment Inc COM USD.0001	CommonStock	NASDAQ Stock Market
AVAZ	2x Avalanche ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
AVB	AvalonBay Communities, Inc. Common Stock	CommonStock	New York Stock Exchange
AVBC	Avidia Bancorp, Inc. Common Stock	CommonStock	New York Stock Exchange
AVBH	Avidbank Holdings Inc COM	CommonStock	NASDAQ Stock Market
AVBP	ArriVent BioPharma Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
AVD	American Vanguard Corporation Common Stock	CommonStock	New York Stock Exchange
AVDE	American Century ETF Trust Avantis International Equity ETF	ExchangeTradedFund	NYSE Arca
AVDS	American Century ETF Trust Avantis International Small Cap Equity ETF	ExchangeTradedFund	NYSE Arca
AVDV	American Century ETF Trust Avantis International Small Cap Value ETF	ExchangeTradedFund	NYSE Arca
AVEE	American Century ETF Trust Avantis Emerging Markets Small Cap Equity ETF	ExchangeTradedFund	NYSE Arca
AVEM	American Century ETF Trust Avantis Emerging Markets Equity ETF	ExchangeTradedFund	NYSE Arca
AVES	American Century ETF Trust Avantis Emerging Markets Value ETF	ExchangeTradedFund	NYSE Arca
AVEX	AEVEX Corp. Class A Common Stock	CommonStock	New York Stock Exchange
AVGB	Avantis Credit ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
AVGE	American Century ETF Trust Avantis All Equity Markets ETF	ExchangeTradedFund	NYSE Arca
AVGG	Leverage Shares 2X Long AVGO Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
AVGO	Broadcom Inc ORD NPV	CommonStock	NASDAQ Stock Market
AVGU	GraniteShares 2x Long AVGO Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
AVGV	American Century ETF Trust Avantis All Equity Markets Value ETF	ExchangeTradedFund	NYSE Arca
AVGW	Roundhill AVGO WeeklyPay ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
AVGX	Defiance Daily Target 2X Long AVGO ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
AVIE	American Century ETF Trust Avantis Inflation Focused Equity ETF	ExchangeTradedFund	NYSE Arca
AVIG	American Century ETF Trust Avantis Core Fixed Income ETF	ExchangeTradedFund	NYSE Arca
AVIR	Atea Pharmaceuticals Inc COM	CommonStock	NASDAQ Stock Market

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
AVIV	American Century ETF Trust Avantis International Large Cap Value ETF	ExchangeTradedFund	NYSE Arca
AVK	Advent Convertible and Income Fund Common Stock	Fund	New York Stock Exchange
AVL	Direxion Daily AVGO Bull 2X ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
AVLC	American Century ETF Trust Avantis U.S. Large Cap Equity ETF	ExchangeTradedFund	NYSE Arca
AVLN	Avalyn Pharma Inc COM USD0.001	CommonStock	NASDAQ Stock Market
AVLV	American Century ETF Trust Avantis U.S. Large Cap Value ETF	ExchangeTradedFund	NYSE Arca
AVMA	American Century ETF Trust Avantis Moderate Allocation ETF	ExchangeTradedFund	NYSE Arca
AVMC	American Century ETF Trust Avantis U.S. Mid Cap Equity ETF	ExchangeTradedFund	NYSE Arca
AVMU	American Century ETF Trust Avantis Core Municipal Fixed Income ETF	ExchangeTradedFund	NYSE Arca
AVMV	American Century ETF Trust Avantis U.S. Mid Cap Value ETF	ExchangeTradedFund	NYSE Arca
AVNM	American Century ETF Trust Avantis All International Markets Equity ETF	ExchangeTradedFund	NYSE Arca
AVNS	Avanos Medical, Inc. Common Stock	CommonStock	New York Stock Exchange
AVNT	Avient Corporation Common Shares	CommonStock	New York Stock Exchange
AVNV	American Century ETF Trust Avantis All International Markets Value ETF	ExchangeTradedFund	NYSE Arca
AVNW	Aviat Networks Inc COM USD.01	CommonStock	NASDAQ Stock Market
AVO	Mission Produce Inc COM USD.001	CommonStock	NASDAQ Stock Market
AVOS	Avos Global Equities ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
AVPT	AvePoint Inc COM CL A	CommonStock	NASDAQ Stock Market
AVR	Anteris Technologies Global Corp COM USD0.0001	CommonStock	NASDAQ Stock Market
AVRE	American Century ETF Trust Avantis Real Estate ETF	ExchangeTradedFund	NYSE Arca
AVRY	Avory Foundational ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
AVS	Direxion Daily AVGO Bear 1X ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
AVSC	American Century ETF Trust Avantis U.S. Small Cap Equity ETF	ExchangeTradedFund	NYSE Arca
AVSD	American Century ETF Trust Avantis Responsible International Equity ETF	ExchangeTradedFund	NYSE Arca
AVSE	American Century ETF Trust Avantis Responsible Emerging Markets Equity ETF	ExchangeTradedFund	NYSE Arca
AVSF	American Century ETF Trust Avantis Short-Term Fixed Income ETF	ExchangeTradedFund	NYSE Arca
AVSU	American Century ETF Trust Avantis Responsible U.S. Equity ETF	ExchangeTradedFund	NYSE Arca
AVT	Avnet Inc COM USD1	CommonStock	NASDAQ Stock Market
AVTM	American Century ETF Trust Avantis Total Equity Markets ETF	ExchangeTradedFund	NYSE Arca
AVTR	Avantor, Inc. Common Stock	CommonStock	New York Stock Exchange
AVTX	Avalo Therapeutics Inc COM USD.001	CommonStock	NASDAQ Stock Market
AVUQ	Avantis U.S. Quality ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
AVUS	American Century ETF Trust Avantis U.S. Equity ETF	ExchangeTradedFund	NYSE Arca
AVUV	American Century ETF Trust Avantis U.S. Small Cap Value ETF	ExchangeTradedFund	NYSE Arca
AVX	Avax One Technology Ltd COM	CommonStock	NASDAQ Stock Market
AVXC	Avantis Emerging Markets ex-China Equity ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
AVXL	Anavex Life Sciences Corp COM USD.001	CommonStock	NASDAQ Stock Market
AVXX	Defiance Daily Target 2x Long AVAV ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
AVY	Avery Dennison Corporation Common Stock	CommonStock	New York Stock Exchange
AWAY	Amplify ETF Trust Amplify Travel Tech ETF	ExchangeTradedFund	NYSE Arca
AWF	AllianceBernstein Global High Income Fund, Inc. Common Stock	Fund	New York Stock Exchange
AWI	Armstrong World Industries, Inc. Common Stock	CommonStock	New York Stock Exchange
AWK	American Water Works Company, Inc. Common Stock	CommonStock	New York Stock Exchange
AWP	abrdn Global Premier Properties Fund Common Shares of Beneficial Interest	Fund	New York Stock Exchange
AWR	American States Water Company Common Stock	CommonStock	New York Stock Exchange
AWRE	Aware Inc COM USD.01	CommonStock	NASDAQ Stock Market
AWX	Avalon Holdings Corporation Class A Common	CommonStock	NYSE American
AX	Axos Financial, Inc. Common stock	CommonStock	New York Stock Exchange
AXG	Solowin Holdings CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
AXGN	Axogen Inc COM USD.01	CommonStock	NASDAQ Stock Market
AXIA	AXIA Energia American Depositary Shares (Each representing one Common Share)	AdrCommon	New York Stock Exchange
AXIAp	AXIA Energia American Depositary Shares, each representing one Preferred Class B1 S	AdrCommon	New York Stock Exchange
AXIApC	AXIA Energia American Depositary Shares (Each representing one Class C Preferred Sh	AdrCommon	New York Stock Exchange
AXIL	AXIL Brands, Inc. Common Stock	CommonStock	NYSE American
AXIN	Axiom Intelligence Acquisition Corp 1 CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
AXINR	Axiom Intelligence Acquisition Corp 1 Right	Right	NASDAQ Stock Market
AXINU	Axiom Intelligence Acquisition Corp 1 UNIT(1 CLA 1RT)	Unit	NASDAQ Stock Market
AXON	Axon Enterprise Inc COM USD.00001	CommonStock	NASDAQ Stock Market
AXP	American Express Company Common Stock	CommonStock	New York Stock Exchange
AXPG	Leverage Shares 2x Long AXP Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
AXR	AMREP Corporation Common Stock	CommonStock	New York Stock Exchange
AXS	AXIS Capital Holdings Limited Common Shares	CommonStock	New York Stock Exchange
AXSM	Axsome Therapeutics Inc COM USD.0001	CommonStock	NASDAQ Stock Market
AXSpE	AXIS Capital Holdings Limited Depositary Shares, each representing a 1/100th interes	PreferredStock	New York Stock Exchange
AXTA	Axalta Coating Systems Ltd. Common Shares	CommonStock	New York Stock Exchange
AXTI	AXT Inc COM NPV	CommonStock	NASDAQ Stock Market
AXTU	T-REX 2X Long AXTI Daily Target ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
AXTX	Tradr 2X Long AXTI Daily ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
AYA	Aya Gold & Silver Inc COM NPV	CommonStock	NASDAQ Stock Market
AYI	Acuity Inc. Common Stock	CommonStock	New York Stock Exchange
AYTU	Aytu BioPharma Inc COM	CommonStock	NASDAQ Stock Market
AZ	A2Z Smart Technologies Corp COM	CommonStock	NASDAQ Stock Market
AZI	Autozi Internet Technology (Global) Ltd CL A ORD USD0.0005	CommonStock	NASDAQ Stock Market
AZN	AstraZeneca PLC Ordinary Shares	CommonStock	New York Stock Exchange
AZO	AutoZone, Inc. Common Stock	CommonStock	New York Stock Exchange
AZTA	Azenta Inc COM USD.01	CommonStock	NASDAQ Stock Market
AZTD	Tidal Trust I Aztlan Global Stock Selection DM SMID ETF	ExchangeTradedFund	NYSE Arca
AZTR	Azitra Inc Common Stock	CommonStock	NYSE American
AZUL	Azul S.A. American Depositary Shares, each representing two (2) Common Shares	AdrCommon	NYSE American
AZYY	GraniteShares YieldBoost AMZN ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
AZZ	AZZ Inc. Common Stock	CommonStock	New York Stock Exchange
B	Barrick Mining Corporation Common Shares	CommonStock	New York Stock Exchange
BA	The Boeing Company Capital Stock	CommonStock	New York Stock Exchange
BAB	Invesco Exchange-Traded Fund Trust II Invesco Taxable Municipal Bond ETF	ExchangeTradedFund	NYSE Arca
BABA	Alibaba Group Holding Limited American Depositary Shares, each represents Eight Or	AdrCommon	New York Stock Exchange
BABO	Tidal Trust II YieldMax BABA Option Income Strategy ETF	ExchangeTradedFund	NYSE Arca
BABU	Direxion Daily BABA Bull 2X ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
BABW	Roundhill BABA WeeklyPay ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
BABX	GraniteShares 2x Long BABA Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
BAC	Bank of America Corporation Common Stock	CommonStock	New York Stock Exchange
BACC	Blue Acquisition Corp CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
BACCR	Blue Acquisition Corp. Right	Right	NASDAQ Stock Market
BACCU	Blue Acquisition Corp UNIT(1 CLA 1RT)	Unit	NASDAQ Stock Market
BACpB	Bank of America Corporation Depositary Shares, each representing a 1/1,000 th inter	PreferredStock	New York Stock Exchange
BACpE	Bank of America Corporation Depositary Shares (representing 1/1,000th of a share of	PreferredStock	New York Stock Exchange
BACpK	Bank of America Corporation Depositary Shares, each representing a 1/1,000 th inter	PreferredStock	New York Stock Exchange
BACpL	Bank of America Corporation 7.25% Non-Cumulative Perpetual Convertible Preferred	PreferredStock	New York Stock Exchange
BACpM	Bank of America Corporation Depositary Shares, each representing a 1/1,000th intere	PreferredStock	New York Stock Exchange
BACpN	Bank of America Corporation Depositary shares, each representing 1/1,000th interest	PreferredStock	New York Stock Exchange
BACpO	Bank of America Corporation Depositary shares, each representing 1/1,000th interest	PreferredStock	New York Stock Exchange
BACpP	Bank of America Corporation Depositary Shares, each representing a 1/1,000th intere	PreferredStock	New York Stock Exchange
BACpQ	Bank of America Corporation Depositary shares, each representing 1/1,000th interest	PreferredStock	New York Stock Exchange
BACpS	Bank of America Corporation Depositary shares, each representing 1/1,000th interest	PreferredStock	New York Stock Exchange
BAER	Bridger Aerospace Group Holdings Inc COM CL A	CommonStock	NASDAQ Stock Market
BAERW	Bridger Aerospace Group Holdings Inc WT EXP 100125	Warrant	NASDAQ Stock Market
BAFE	Brown Advisory Flexible Equity ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
BAFN	BayFirst Financial Corp COM	CommonStock	NASDAQ Stock Market
BAGY	Amplify Bitcoin Max Income Covered Call ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
BAH	Booz Allen Hamilton Holding Corporation Class A Common Stock	CommonStock	New York Stock Exchange
BAI	BlackRock ETF Trust iShares A.I. Innovation and Tech Active ETF	ExchangeTradedFund	NYSE Arca

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
BAIG	Leverage Shares 2X Long BBAI Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
BAIV	Brown Advisory International Value Select ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
BAK	Braskem S.A. American Depositary Shares (Each representing Two Class A Preferred S	AdrCommon	New York Stock Exchange
BALI	BlackRock ETF Trust - iShares US Large Cap Premium Income Active ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
BALL	Ball Corporation Common Stock	CommonStock	New York Stock Exchange
BALQ	iShares Nasdaq Premium Income Active ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
BALT	Innovator Defined Wealth Shield ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
BALY	Bally's Corporation Common Stock	CommonStock	New York Stock Exchange
BAM	Brookfield Asset Management Ltd. Class A Limited Voting Shares	CommonStock	New York Stock Exchange
BAMA	Brookstone Active ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
BAMB	Brookstone Intermediate Bond ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
BAMD	Brookstone Dividend Stock ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
BAMG	Brookstone Growth Stock ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
BAMO	Brookstone Opportunities ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
BAMU	Brookstone Ultra-Short Bond ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
BAMV	Brookstone Value Stock ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
BAMY	Brookstone Yield ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
BANC	Banc of California, Inc. Common Stock, par value $0.01 per share	CommonStock	New York Stock Exchange
BANCpF	Banc of California, Inc. Depositary Shares, each representing 1/40th interest in one sh	PreferredStock	New York Stock Exchange
BAND	Bandwidth Inc CL A COM USD.001	CommonStock	NASDAQ Stock Market
BANF	BancFirst Corp COM	CommonStock	NASDAQ Stock Market
BANFP	BFC Capital Trust II PFD TR SECS	PreferredStock	NASDAQ Stock Market
BANL	CBL International Ltd CL B ORD USD0.0001	CommonStock	NASDAQ Stock Market
BANR	Banner Corp COM USD.01	CommonStock	NASDAQ Stock Market
BANX	ArrowMark Financial Corp COM USD0.001	CommonStock	NASDAQ Stock Market
BAOS	Baosheng Media Group Holdings Ltd ORD USD0.0096	CommonStock	NASDAQ Stock Market
BAP	Credicorp Ltd. Common Shares	CommonStock	New York Stock Exchange
BAPR	Innovator U.S. Equity Buffer ETF - April ETF	ExchangeTradedFund	CBOE BZX Exchange
BAR	GraniteShares Gold Trust GraniteShares Gold Shares	ExchangeTradedVehicle	NYSE Arca
BARK	BARK, Inc. Class A Common Stock	CommonStock	New York Stock Exchange
BASG	Brown Advisory Sustainable Growth ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
BASV	Brown Advisory Sustainable Value ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
BATL	Battalion Oil Corporation Common Stock	CommonStock	NYSE American
BATRA	Atlanta Braves Holdings Inc COM SER A	CommonStock	NASDAQ Stock Market
BATRK	Atlanta Braves Holdings Inc COM SER C	CommonStock	NASDAQ Stock Market
BATT	Amplify ETF Trust Amplify Lithium & Battery Technology ETF	ExchangeTradedFund	NYSE Arca
BAUG	Innovator US Equity Buffer ETF - August ETF	ExchangeTradedFund	CBOE BZX Exchange
BAVA	Bitwise Avalanche ETF Common Shares of Beneficial Interest of Bitwise Avalanche ETF	ExchangeTradedVehicle	NYSE Arca
BAX	Baxter International Inc. Common Stock	CommonStock	New York Stock Exchange
BAY	Corgi Bay Area Based ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
BAYA	Bayview Acquisition Corp ORD USD0.0001	CommonStock	NASDAQ Stock Market
BAYAR	Bayview Acquisition Corp Right	Right	NASDAQ Stock Market
BAYAU	Bayview Acquisition Corp UNIT (1 ORD 1 RT)	Unit	NASDAQ Stock Market
BApA	The Boeing Company Depositary Shares, each representing a 1/20th interest in a shar	StructuredProduct	New York Stock Exchange
BB	BlackBerry Limited Common Shares	CommonStock	New York Stock Exchange
BBAG	JPMorgan BetaBuilders US Aggregate Bond ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
BBAI	BigBear.ai Holdings, Inc. Common Stock	CommonStock	New York Stock Exchange
BBAI.WS	BigBear.ai Holdings, Inc. Redeemable Warrants, each exercisable for one share of Cor	Warrant	New York Stock Exchange
BBAR	Banco BBVA Argentina S.A. American Depositary Shares (Each representing 3 Ordinar	AdrCommon	New York Stock Exchange
BBAX	JPMorgan BetaBuilders Developed Asia Pacific ex-Japan ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
BBB	CYBER HORNET S&P 500 and Bitcoin 75/25 Strategy ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
BBBI	BondBloxx ETF Trust BondBloxx BBB Rated 5-10 Year Corporate Bond ETF	ExchangeTradedFund	NYSE Arca
BBBL	BondBloxx ETF Trust BondBloxx BBB Rated 10+ Year Corporate Bond ETF	ExchangeTradedFund	NYSE Arca
BBBS	BondBloxx ETF Trust BondBloxx BBB Rated 1-5 Year Corporate Bond ETF	ExchangeTradedFund	NYSE Arca
BBBY	Bed Bath & Beyond, Inc. Common Stock	CommonStock	New York Stock Exchange

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
BBBY.WS	Bed Bath & Beyond, Inc. Warrants to Purchase Common Stock	Warrant	New York Stock Exchange
BBC	ETFis Series Trust I Virtus Biotech Clinical Trials ETF	ExchangeTradedFund	NYSE Arca
BBCA	JPMorgan BetaBuilders Canada ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
BBCB	JPMorgan BetaBuilders USD Investment Grade Corporate Bond ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
BBCP	Concrete Pumping Holdings Inc COM CL A USD0.0001	CommonStock	NASDAQ Stock Market
BBCQ	Bleichroeder Acquisition Corp II CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
BBCQU	Bleichroeder Acquisition Corp II UNIT (1CLA 1/3 WT)	Unit	NASDAQ Stock Market
BBCQW	Bleichroeder Acquisition Corp II WT EXP 122330	Warrant	NASDAQ Stock Market
BBD	Banco Bradesco S.A. American Depositary Shares (Each representing one Preferred Sh	AdrCommon	New York Stock Exchange
BBDC	Barings BDC, Inc. Common Stock	CommonStock	New York Stock Exchange
BBDO	Banco Bradesco S.A. American Depositary Shares (Each representing one Common Sh	AdrCommon	New York Stock Exchange
BBEM	JPMorgan BetaBuilders Emerging Markets Equity ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
BBEU	JPMorgan BetaBuilders Europe ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
BBGI	Beasley Broadcast Group Inc CL A COM NPV	CommonStock	NASDAQ Stock Market
BBH	VanEck Biotech ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
BBHL	BBH Trust BBH Select Large Cap ETF	ExchangeTradedFund	NYSE Arca
BBHM	BBH Trust BBH Select Mid Cap ETF	ExchangeTradedFund	NYSE Arca
BBHY	JPMorgan BetaBuilders USD High Yield Corporate Bond ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
BBIB	JPMorgan BetaBuilders U.S. Treasury Bond 3-10 Year ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
BBIN	JPMorgan BetaBuilders International Equity ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
BBIO	BridgeBio Pharma Inc COM	CommonStock	NASDAQ Stock Market
BBJP	JPMorgan BetaBuilders Japan ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
BBLB	JPMorgan BetaBuilders U.S. Treasury Bond 20 Year ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
BBLG	Bone Biologics Corp COM USD.001	CommonStock	NASDAQ Stock Market
BBLGW	Bone Biologics Corp WT EXP 10/13/26	Warrant	NASDAQ Stock Market
BBLU	EA Series Trust EA Bridgeway Blue Chip ETF	ExchangeTradedFund	NYSE Arca
BBMC	JPMorgan BetaBuilders U.S. Mid Cap Equity ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
BBN	BlackRock Taxable Municipal Bond Trust Common Shares of Beneficial Interest, $0.00	Fund	New York Stock Exchange
BBNX	Beta Bionics Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
BBOT	BridgeBio Oncology Therapeutics Inc COM NPV	CommonStock	NASDAQ Stock Market
BBP	ETFis Series Trust I Virtus Biotech ETF	ExchangeTradedFund	NYSE Arca
BBRE	JPMorgan BetaBuilders MSCI US REIT ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
BBSB	JPMorgan BetaBuilders U.S. Treasury Bond 1-3 Year ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
BBSC	JPMorgan BetaBuilders U.S. Small Cap Equity ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
BBSI	Barrett Business Services Inc COM USD.01	CommonStock	NASDAQ Stock Market
BBT	Beacon Financial Corporation Common stock	CommonStock	New York Stock Exchange
BBUC	Brookfield Business Corporation Class A Subordinate Voting Shares	CommonStock	New York Stock Exchange
BBUS	JPMorgan BetaBuilders U.S. Equity ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
BBVA	Banco Bilbao Vizcaya Argentaria, S.A. American Depositary Shares (Each representing	AdrCommon	New York Stock Exchange
BBW	Build-A-Bear Workshop, Inc. Common Stock	CommonStock	New York Stock Exchange
BBWI	Bath & Body Works, Inc. Common Stock	CommonStock	New York Stock Exchange
BBY	Best Buy Co., Inc. Common Stock	CommonStock	New York Stock Exchange
BBYY	GraniteShares YieldBOOST BABA ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
BC	Brunswick Corporation Common Stock	CommonStock	New York Stock Exchange
BCAB	BioAtla Inc COM USD.0001	CommonStock	NASDAQ Stock Market
BCAL	California BanCorp COM	CommonStock	NASDAQ Stock Market
BCAR	D. Boral ARC Acquisition I Corp CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
BCARU	D. Boral ARC Acquisition I Corp UNIT (1CLA 1/2 WT)	Unit	NASDAQ Stock Market
BCARW	D. Boral ARC Acquisition I Corp WT EXP 072330	Warrant	NASDAQ Stock Market
BCAT	BlackRock Capital Allocation Term Trust Common Shares of Beneficial Interest	Fund	New York Stock Exchange
BCAX	Bicara Therapeutics Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
BCBP	BCB Bancorp Inc COM	CommonStock	NASDAQ Stock Market
BCC	Boise Cascade Company Common Stock	CommonStock	New York Stock Exchange
BCCC	Global X Bitcoin Covered Call ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
BCD	abrdn ETFs abrdn Bloomberg All Commodity Longer Dated Strategy K-1 Free ETF	ExchangeTradedFund	NYSE Arca

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
BCDA	BioCardia Inc COM USD.001	CommonStock	NASDAQ Stock Market
BCDF	Listed Funds Trust Horizon Kinetics Blockchain Development ETF	ExchangeTradedFund	NYSE Arca
BCE	BCE Inc. Common Shares	CommonStock	New York Stock Exchange
BCEM	Baron ETF Trust Baron Emerging Markets Select ETF	ExchangeTradedFund	New York Stock Exchange
BCFN	Baron Financials ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
BCG	Binah Capital Group Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
BCGD	Baron ETF Trust Baron Global Durable Advantage ETF	ExchangeTradedFund	New York Stock Exchange
BCGS	Exchange Listed Funds Trust Bancreek Global Select ETF	ExchangeTradedFund	NYSE Arca
BCGWW	Binah Capital Group Inc WT EXP 031529	Warrant	NASDAQ Stock Market
BCH	Banco de Chile American Depositary Shares (Each representing 200 shares of Commo	AdrCommon	New York Stock Exchange
BCHI	GMO ETF Trust GMO Beyond China ETF	ExchangeTradedFund	NYSE Arca
BCHP	Principal Focused Blue Chip ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
BCHT	Birchtech Corp. Common Stock	CommonStock	NYSE American
BCI	abrdn ETFs abrdn Bloomberg All Commodity Strategy K-1 Free ETF	ExchangeTradedFund	NYSE Arca
BCIC	BCP Investment Corp COM USD.01	CommonStock	NASDAQ Stock Market
BCIL	Exchange Listed Funds Trust Bancreek International Large Cap ETF	ExchangeTradedFund	NYSE Arca
BCKT	LifeX 2030 Income Bucket ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
BCLO	iShares BBB-B CLO Active ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
BCML	BayCom Corp COM	CommonStock	NASDAQ Stock Market
BCO	The Brink's Company Common Stock	CommonStock	New York Stock Exchange
BCOR	Grayscale Funds Trust Grayscale Bitcoin Adopters ETF	ExchangeTradedFund	NYSE Arca
BCPC	Balchem Corp CL B COM USD.06	CommonStock	NASDAQ Stock Market
BCPL	BNY Mellon ETF Trust II BNY Mellon Core Plus ETF	ExchangeTradedFund	NYSE Arca
BCRX	BioCryst Pharmaceuticals Inc COM USD.01	CommonStock	NASDAQ Stock Market
BCS	Barclays PLC American Depositary Shares (Each represents four Ordinary Shares)	AdrCommon	New York Stock Exchange
BCSF	Bain Capital Specialty Finance, Inc. Common Stock	CommonStock	New York Stock Exchange
BCSM	Baron ETF Trust Baron SMID Cap ETF	ExchangeTradedFund	New York Stock Exchange
BCSS	Bain Capital GSS Investment Corp. Class A Ordinary Shares	CommonStock	New York Stock Exchange
BCSS.U	Bain Capital GSS Investment Corp. Units, each consisting of one Class A Ordinary Shar	Unit	New York Stock Exchange
BCSS.WS	Bain Capital GSS Investment Corp. Redeemable warrants, each whole warrant exercis	Warrant	New York Stock Exchange
BCTK	Baron Technology ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
BCTX	BriaCell Therapeutics Corp COM	CommonStock	NASDAQ Stock Market
BCTXL	BriaCell Therapeutics Corp WT EXP 011531	Warrant	NASDAQ Stock Market
BCTXZ	BriaCell Therapeutics Corp WRRTS	Warrant	NASDAQ Stock Market
BCUS	Exchange Listed Funds Trust Bancreek U.S. Large Cap ETF	ExchangeTradedFund	NYSE Arca
BCV	Bancroft Fund Ltd Common Stock	Fund	NYSE American
BCVpA	Bancroft Fund Ltd 5.375% Series A Cumulative Preferred Shares (Liquidation Preferen	PreferredStock	NYSE American
BCX	BlackRock Resources & Commodities Strategy Trust Common Shares of Beneficial Inte	Fund	New York Stock Exchange
BCYC	Bicycle Therapeutics plc ADS	AdrCommon	NASDAQ Stock Market
BCpC	Brunswick Corporation 6.375% Notes due 2049	StructuredProduct	New York Stock Exchange
BDBT	Exchange Traded Concepts Trust Bluemonte Core Bond ETF	ExchangeTradedFund	NYSE Arca
BDC	Belden Inc. Common Stock	CommonStock	New York Stock Exchange
BDCI	BTC Development Corp CL A COM USD0.0001	CommonStock	NASDAQ Stock Market
BDCIU	BTC Development Corp UNIT (1CLA 1/4 WT)	Unit	NASDAQ Stock Market
BDCIW	BTC Development Corp WT EXP 091130	Warrant	NASDAQ Stock Market
BDCX	UBS AG ETRACS Quarterly Pay 1.5x Leveraged MarketVector BDC Liquid Index ETN du	ExchangeTradedNote	NYSE Arca
BDCZ	UBS AG ETRACS MarketVector Business Development Companies Liquid Index ETN du	ExchangeTradedNote	NYSE Arca
BDEC	Innovator U.S. Equity Buffer ETF - December ETF	ExchangeTradedFund	CBOE BZX Exchange
BDGS	Bridges Capital Tactical ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
BDIV	ETF Series Solutions AAM Brentview Dividend Growth ETF	ExchangeTradedFund	NYSE Arca
BDJ	BlackRock Enhanced Equity Dividend Trust Common Shares of Beneficial Interest	Fund	New York Stock Exchange
BDL	Flanigan's Enterprises Inc Common Stock	CommonStock	NYSE American
BDMD	Baird Medical Investment Holdings Ltd ORD USD0.0001	CommonStock	NASDAQ Stock Market
BDMDW	Baird Medical Investment Holdings Ltd WT EXP 10/01/2029	Warrant	NASDAQ Stock Market
BDN	Brandywine Realty Trust Common Shares of Beneficial Interest	CommonStock	New York Stock Exchange

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
BDRX	Biodexa Pharmaceuticals Plc ADR	AdrCommon	NASDAQ Stock Market
BDRY	Amplify Commodity Trust Breakwave Dry Bulk Shipping ETF	ExchangeTradedVehicle	NYSE Arca
BDSX	Biodesix Inc COM USD0.001	CommonStock	NASDAQ Stock Market
BDTX	Black Diamond Therapeutics Inc COM	CommonStock	NASDAQ Stock Market
BDVG	Litman Gregory Funds Trust IMGP Berkshire Dividend Growth ETF	ExchangeTradedFund	NYSE Arca
BDVL	iShares Disciplined Volatility Equity Active ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
BDX	Becton, Dickinson and Company Common Stock	CommonStock	New York Stock Exchange
BDYN	iShares Dynamic Equity Active ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
BE	Bloom Energy Corporation Class A common stock	CommonStock	New York Stock Exchange
BEAG	Bold Eagle Acquisition Corp CL A COM USD0.0001	CommonStock	NASDAQ Stock Market
BEAGR	Bold Eagle Acquisition Corp. Right	Right	NASDAQ Stock Market
BEAGU	Bold Eagle Acquisition Corp UNIT (1CLA 1 RT)	Unit	NASDAQ Stock Market
BEAM	Beam Therapeutics Inc COM	CommonStock	NASDAQ Stock Market
BEAT	HeartBeam Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
BEATW	HeartBeam Inc WT EXP 103126	Warrant	NASDAQ Stock Market
BEBE	TGE Value Creative Solutions Corp Class A Ordinary Shares	CommonStock	New York Stock Exchange
BEBE.U	TGE Value Creative Solutions Corp Units, each consisting of one Class A ordinary shar	Unit	New York Stock Exchange
BEBE.WS	TGE Value Creative Solutions Corp Redeemable warrants, each whole warrant exercis	Warrant	New York Stock Exchange
BEDY	BNY Mellon Enhanced Dividend and Income ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
BEDZ	AdvisorShares Trust AdvisorShares Hotel ETF	ExchangeTradedFund	NYSE Arca
BEEM	Beam Global COM	CommonStock	NASDAQ Stock Market
BEEP	Mobile Infrastructure Corp COM USD.0001	CommonStock	NASDAQ Stock Market
BEEX	Beehive ETF (The) ETF	ExchangeTradedFund	NASDAQ Stock Market
BEEZ	Honeytree U.S. Equity ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
BEG	Leverage Shares 2x Long BE Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
BEGS	Rareview 2X Bull Cryptocurrency & Precious Metals ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
BEKE	KE Holdings Inc. American Depositary Shares (each representing three Class A Ordina	AdrCommon	New York Stock Exchange
BELFA	Bel Fuse Inc. CL A	CommonStock	NASDAQ Stock Market
BELFB	Bel Fuse Inc. CL B	CommonStock	NASDAQ Stock Market
BELT	iShares U.S. Select Equity Active ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
BEMB	iShares J.P. Morgan Broad USD Emerging Markets Bond ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
BEN	Franklin Resources, Inc. Common Stock	CommonStock	New York Stock Exchange
BENF	Beneficient CL A COM USD0.001	CommonStock	NASDAQ Stock Market
BENFW	Beneficient WT EXP 6/7/2028	Warrant	NASDAQ Stock Market
BENJ	Horizon Funds Horizon Landmark ETF	ExchangeTradedFund	NYSE Arca
BEP	Brookfield Renewable Partners L.P. Limited Partnership Units	CommonStock	New York Stock Exchange
BEPC	Brookfield Renewable Corporation Class A Exchangeable Subordinate Voting Shares	CommonStock	New York Stock Exchange
BEPH	Brookfield Renewable Partners L.P. 4.625% Perpetual Subordinated Notes	StructuredProduct	New York Stock Exchange
BEPI	Brookfield Renewable Partners L.P. 4.875% Perpetual Subordinated Notes	StructuredProduct	New York Stock Exchange
BEPJ	Brookfield Renewable Partners L.P. 7.250% Perpetual Subordinated Notes	StructuredProduct	New York Stock Exchange
BEPpA	Brookfield Renewable Partners L.P. 5.25% Class A Preferred Limited Partnership Units	PreferredStock	New York Stock Exchange
BERZ	Bank of Montreal MicroSectors FANG & Innovation -3x Inverse Leveraged ETN due Ju	ExchangeTradedNote	NYSE Arca
BESF	Bastion Energy ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
BESO	GSR Crypto Core3 ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
BESS	Bimergen Energy Corporation Common Stock	CommonStock	NYSE American
BESS.WS	Bimergen Energy Corporation Warrants, each share exercisable to purchase one shar	Warrant	NYSE American
BETA	Beta Technologies, Inc. Class A Common Stock	CommonStock	New York Stock Exchange
BETE	ProShares Trust ProShares Bitcoin & Ether Equal Weight ETF	ExchangeTradedFund	NYSE Arca
BETH	ProShares Trust ProShares Bitcoin & Ether Market Cap Weight ETF	ExchangeTradedFund	NYSE Arca
BETR	Better Home & Finance Holding Co COM CL A	CommonStock	NASDAQ Stock Market
BETRW	Better Home & Finance Holding Co WT EXP 121526	Warrant	NASDAQ Stock Market
BETZ	Listed Funds Trust Roundhill Sports Betting & iGaming ETF	ExchangeTradedFund	NYSE Arca
BEX	Tradr 2X Long BE Daily ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
BEZ	Tradr 2X Short BE Daily ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
BF.A	Brown-Forman Corporation Class A Common Stock	CommonStock	New York Stock Exchange

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
BF.B	Brown-Forman Corporation Class B Common Stock	CommonStock	New York Stock Exchange
BFAM	Bright Horizons Family Solutions Inc. Common Stock,	CommonStock	New York Stock Exchange
BFAP	First Trust Exchange-Traded Fund FT Vest Bitcoin Strategy Floor15 ETF April	ExchangeTradedFund	NYSE Arca
BFC	Bank First Corp COM	CommonStock	NASDAQ Stock Market
BFEB	Innovator US Equity Buffer ETF - February ETF	ExchangeTradedFund	CBOE BZX Exchange
BFEW	FT Vest Laddered U.S. Equity Equal Weight Buffer ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
BFH	Bread Financial Holdings, Inc. Common Stock	CommonStock	New York Stock Exchange
BFHpA	Bread Financial Holdings, Inc. Depositary Shares, each representing a 1/40th interest	PreferredStock	New York Stock Exchange
BFHpB	Bread Financial Holdings, Inc. Depositary Shares, each representing a 1/40th interest	PreferredStock	New York Stock Exchange
BFIX	Build Funds Trust Build Bond Innovation ETF	ExchangeTradedFund	NYSE Arca
BFJA	First Trust Exchange-Traded Fund FT Vest Bitcoin Strategy Floor15 ETF - January	ExchangeTradedFund	NYSE Arca
BFJL	First Trust Exchange-Traded Fund FT Vest Bitcoin Strategy Floor15 ETF - July	ExchangeTradedFund	NYSE Arca
BFLB	BufferLABS US Equity Dynamic Buffer ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
BFLX	iShares Flexible Equity Active ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
BFLY	Butterfly Network, Inc. Class A Common Stock	CommonStock	New York Stock Exchange
BFOC	First Trust Exchange-Traded Fund FT Vest Bitcoin Strategy Floor15 ETF - October	ExchangeTradedFund	NYSE Arca
BFOR	ALPS ETF Trust Barron's 400 ETF	ExchangeTradedFund	NYSE Arca
BFRG	Bullfrog AI Holdings Inc COM	CommonStock	NASDAQ Stock Market
BFRGW	Bullfrog AI Holdings Inc WT EXP	Warrant	NASDAQ Stock Market
BFRI	Biofrontera Inc COM USD0.001	CommonStock	NASDAQ Stock Market
BFRIW	Biofrontera Inc WT EXP 102726	Warrant	NASDAQ Stock Market
BFRZ	Innovator ETFs Trust Innovator Equity Managed 100 Buffer ETF	ExchangeTradedFund	NYSE Arca
BFS	Saul Centers, Inc. Common Stock	CommonStock	New York Stock Exchange
BFST	Business First Bancshares Inc COM	CommonStock	NASDAQ Stock Market
BFSpD	Saul Centers, Inc. Depositary shares, each representing a 1/100th fractional interest i	PreferredStock	New York Stock Exchange
BFSpE	Saul Centers, Inc. Depositary Shares, each representing 1/100th of a share of 6.000%	PreferredStock	New York Stock Exchange
BFXU	FT Vest Laddered U.S. Equity Uncapped Accelerator ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
BG	Bunge Global SA Common Shares	CommonStock	New York Stock Exchange
BGB	Blackstone Strategic Credit 2027 Term Fund Common Shares of Beneficial Interest	Fund	New York Stock Exchange
BGC	BGC Group Inc CL A COM USD.01	CommonStock	NASDAQ Stock Market
BGCG	Baillie Gifford International Concentrated Growth ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
BGDE	Big Digital Energy Inc COM USD0.001	CommonStock	NASDAQ Stock Market
BGDV	ETF Series Solutions Bahl & Gaynor Dividend ETF	ExchangeTradedFund	NYSE Arca
BGEG	Baillie Gifford Emerging Markets ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
BGGG	Baillie Gifford Long Term Global Growth ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
BGH	Barings Global Short Duration High Yield Fund Common Shares of Beneficial Interest \	Fund	New York Stock Exchange
BGI	Birks Group Inc. Class A Voting Shares	CommonStock	NYSE American
BGIA	Baillie Gifford International Alpha ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
BGIG	ETF Series Solutions Bahl & Gaynor Income Growth ETF	ExchangeTradedFund	NYSE Arca
BGIN	BGIN Blockchain Ltd CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
BGL	Blue Gold Ltd CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
BGLC	BioNexus Gene Lab Corp COM	CommonStock	NASDAQ Stock Market
BGLD	FT Vest Gold Strategy Quarterly Buffer ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
BGLWW	Blue Gold Ltd WT EXP 062630	Warrant	NASDAQ Stock Market
BGM	BGM Group Ltd CL A ORD NPV	CommonStock	NASDAQ Stock Market
BGMS	Bio Green Med Solution Inc COM USD	CommonStock	NASDAQ Stock Market
BGR	BlackRock Energy and Resources Trust Common Shares of Beneficial Interest	Fund	New York Stock Exchange
BGRN	iShares USD Green Bond ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
BGRO	iShares Large Cap Growth Active ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
BGS	B&G Foods, Inc. Common Stock	CommonStock	New York Stock Exchange
BGSF	BGSF, Inc. Common Stock	CommonStock	New York Stock Exchange
BGSI	Boyd Group Services Inc. Common Shares	CommonStock	New York Stock Exchange
BGT	BlackRock Floating Rate Income Trust Common Shares of Beneficial Interest	Fund	New York Stock Exchange
BGX	Blackstone Long-Short Credit Income Fund Common Shares	Fund	New York Stock Exchange
BGY	BlackRock Enhanced International Dividend Trust Common Shares of Beneficial Intere	Fund	New York Stock Exchange

Pearl Equities Securities List as of 6/4/2026			
Symbol	**Security Name**	**Security Class**	**Listed Exchange**
BH	Biglari Holdings Inc. Class B Common Stock, no par value	CommonStock	New York Stock Exchange
BH.A	Biglari Holdings Inc. Class A Common Stock, no par value	CommonStock	New York Stock Exchange
BHAV	BHAV Acquisition Corp CL A COM USD0.0001	CommonStock	NASDAQ Stock Market
BHAVR	BHAV Acquisition Corp Rights	Right	NASDAQ Stock Market
BHAVU	BHAV Acquisition Corp UNIT (1 CLA 1 RT)	Unit	NASDAQ Stock Market
BHB	Bar Harbor Bankshares Common Stock	CommonStock	NYSE American
BHC	Bausch Health Companies Inc. Common Stock	CommonStock	New York Stock Exchange
BHDG	Nicholas Bitcoin Tail ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
BHE	Benchmark Electronics, Inc. Common Stock	CommonStock	New York Stock Exchange
BHF	Brighthouse Financial Inc COM	CommonStock	NASDAQ Stock Market
BHFAL	Brighthouse Financial Inc 6.52 NT 2058 ETN	Unknown	NASDAQ Stock Market
BHFAM	Brighthouse Financial Inc PF D	Unknown	NASDAQ Stock Market
BHFAN	Brighthouse Financial Inc 5.375 DEP PFD C	Unknown	NASDAQ Stock Market
BHFAO	Brighthouse Financial Inc PF B	Unknown	NASDAQ Stock Market
BHFAP	Brighthouse Financial Inc PFD ser A	PreferredStock	NASDAQ Stock Market
BHK	BlackRock Core Bond Trust Common Stock	Fund	New York Stock Exchange
BHM	Bluerock Homes Trust, Inc. Class A Common Stock	CommonStock	NYSE American
BHP	BHP Group Limited American Depositary Shares (Each representing two Ordinary Sha	AdrCommon	New York Stock Exchange
BHR	Braemar Hotels & Resorts Inc. Common Stock	CommonStock	New York Stock Exchange
BHRB	Burke & Herbert Financial Services Corp COM NPV	CommonStock	NASDAQ Stock Market
BHRpB	Braemar Hotels & Resorts Inc. 5.50% Series B Cumulative Convertible Preferred Stock	PreferredStock	New York Stock Exchange
BHRpD	Braemar Hotels & Resorts Inc. 8.25% Series D Cumulative Preferred Stock	PreferredStock	New York Stock Exchange
BHST	BioHarvest Sciences Inc COM	CommonStock	NASDAQ Stock Market
BHV	BlackRock Virginia Municipal Bond Trust Common Shares of Beneficial Interest	Fund	New York Stock Exchange
BHVN	Biohaven Ltd. Common Shares	CommonStock	New York Stock Exchange
BHYB	Xtrackers USD High Yield BB-B ex Financials ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
BHYP	Bitwise Hyperliquid ETF Common Shares of Beneficial Interest of Bitwise Hyperliquid	ExchangeTradedVehicle	NYSE Arca
BIAF	bioAffinity Technologies Inc COM USD0.007	CommonStock	NASDAQ Stock Market
BIAFW	bioAffinity Technologies Inc WT EXP 081227	Warrant	NASDAQ Stock Market
BIB	ProShares Ultra Nasdaq Biotechnology ETF	ExchangeTradedFund	NASDAQ Stock Market
BIBL	Northern Lights Fund Trust IV Inspire 100 ETF	ExchangeTradedFund	NYSE Arca
BIDD	BlackRock ETF Trust iShares International Dividend Active ETF	ExchangeTradedFund	NYSE Arca
BIDG	Leverage Shares 2X Long BIDU Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
BIDU	Baidu Inc ADR	AdrCommon	NASDAQ Stock Market
BIDWU	Tribeca Strategic Acquisition Corp UNIT (1 CLA 1 RT)	Unit	NASDAQ Stock Market
BIGY	Tidal Trust II YieldMax Target 12 Big 50 Option Income ETF	ExchangeTradedFund	NYSE Arca
BIIB	Biogen Inc COM NPV	CommonStock	NASDAQ Stock Market
BIII	Black Spade Acquisition III Co Class A Ordinary Shares	CommonStock	New York Stock Exchange
BIII.U	Black Spade Acquisition III Co Units, each consisting of one Class A ordinary share and	Unit	New York Stock Exchange
BIII.WS	Black Spade Acquisition III Co Redeemable warrants, each whole warrant exercisable	Warrant	New York Stock Exchange
BIL	SPDR Series Trust State Street SPDR Bloomberg 1-3 Month T-Bill ETF	ExchangeTradedFund	NYSE Arca
BILD	Nomura ETF Trust Nomura Global Listed Infrastructure ETF	ExchangeTradedFund	NYSE Arca
BILI	Bilibili Inc ADS	AdrCommon	NASDAQ Stock Market
BILL	BILL Holdings, Inc. Common Stock	CommonStock	New York Stock Exchange
BILS	SPDR Series Trust State Street SPDR Bloomberg 3-12 Month T-Bill ETF	ExchangeTradedFund	NYSE Arca
BILT	iShares Infrastructure Active ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
BILZ	PIMCO ETF Trust PIMCO Ultra Short Government Active Exchange-Traded Fund	ExchangeTradedFund	NYSE Arca
BINC	BlackRock ETF Trust II iShares Flexible Income Active ETF	ExchangeTradedFund	NYSE Arca
BINT	Exchange Traded Concepts Trust Bluemonte Global Equity ETF	ExchangeTradedFund	NYSE Arca
BINV	Brandes International ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
BIO	Bio-Rad Laboratories, Inc. Class A Common Stock	CommonStock	New York Stock Exchange
BIO.B	Bio-Rad Laboratories, Inc. Class B Common Stock	CommonStock	New York Stock Exchange
BIOA	BioAge Labs Inc COM USD0.00001	CommonStock	NASDAQ Stock Market
BIOX	Bioceres Crop Solutions Corp COM	CommonStock	NASDAQ Stock Market
BIOY	GraniteShares YieldBOOST Biotech ETF ETF	ExchangeTradedFund	NASDAQ Stock Market

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
BIP	Brookfield Infrastructure Partners L.P. Limited Partnership Units	CommonStock	New York Stock Exchange
BIPC	Brookfield Infrastructure Corporation Class A Exchangeable Subordinate Voting Share	CommonStock	New York Stock Exchange
BIPH	Brookfield Infrastructure Partners L.P. 5.000% Subordinated Notes due 2081	StructuredProduct	New York Stock Exchange
BIPI	Brookfield Infrastructure Partners L.P. 5.125% Perpetual Subordinated Notes	StructuredProduct	New York Stock Exchange
BIPJ	Brookfield Infrastructure Partners L.P. 7.250% Subordinated Notes due 2084	StructuredProduct	New York Stock Exchange
BIPpA	Brookfield Infrastructure Partners L.P. 5.125% Class A Preferred Limited Partnership U	PreferredStock	New York Stock Exchange
BIPpB	Brookfield Infrastructure Partners L.P. 5.000% Class A Preferred Limited Partnership U	PreferredStock	New York Stock Exchange
BIRD	Allbirds Inc COM CL A USD0.0001	CommonStock	NASDAQ Stock Market
BIRK	Birkenstock Holding plc Ordinary Shares	CommonStock	New York Stock Exchange
BIS	ProShares UltraShort Nasdaq Biotechnology ETF	ExchangeTradedFund	NASDAQ Stock Market
BIT	BlackRock Multi-Sector Income Trust Common Shares	Fund	New York Stock Exchange
BITB	Bitwise Bitcoin ETF Bitwise Bitcoin ETF	ExchangeTradedVehicle	NYSE Arca
BITC	Bitwise Funds Trust Bitwise Trendwise Bitcoin and Treasuries Rotation Strategy ETF	ExchangeTradedFund	NYSE Arca
BITI	ProShares Trust ProShares Short Bitcoin ETF	ExchangeTradedFund	NYSE Arca
BITK	Tuttle Capital Bitcoin 0DTE Covered Call ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
BITO	ProShares Trust ProShares Bitcoin ETF	ExchangeTradedFund	NYSE Arca
BITQ	Bitwise Funds Trust Bitwise Crypto Industry Innovators ETF	ExchangeTradedFund	NYSE Arca
BITS	Global X Blockchain & Bitcoin Strategy ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
BITU	ProShares Trust ProShares Ultra Bitcoin ETF	ExchangeTradedFund	NYSE Arca
BITW	Bitwise 10 Crypto Index Fund Bitwise 10 Crypto Index ETF	ExchangeTradedVehicle	NYSE Arca
BITX	2x Bitcoin Strategy ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
BITY	Amplify Bitcoin 2 Monthly Option Income ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
BIV	Vanguard Bond Index Funds Vanguard Intermediate-Term Bond ETF	ExchangeTradedFund	NYSE Arca
BIVI	BioVie Inc COM	CommonStock	NASDAQ Stock Market
BIVIW	BioVie Inc WT EXP 080830	Warrant	NASDAQ Stock Market
BIXI	Bitcoin Infrastructure Acquisition Corp Ltd CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
BIXIU	Bitcoin Infrastructure Acquisition Corp Ltd UNIT (1CLA 1/2 WT)	Unit	NASDAQ Stock Market
BIXIW	Bitcoin Infrastructure Acquisition Corp Ltd WT EXP 082130	Warrant	NASDAQ Stock Market
BIYA	Baiya International Group Inc ORD USD0.0025	CommonStock	NASDAQ Stock Market
BIZD	VanEck ETF Trust VanEck BDC Income ETF	ExchangeTradedFund	NYSE Arca
BJ	BJs Wholesale Club Holdings, Inc. Common stock, par value $0.01 per share	CommonStock	New York Stock Exchange
BJAN	Innovator US Equity Buffer ETF - January ETF	ExchangeTradedFund	CBOE BZX Exchange
BJDX	Bluejay Diagnostics Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
BJRI	BJ's Restaurants Inc COM NPV	CommonStock	NASDAQ Stock Market
BJUL	Innovator US Equity Buffer ETF - July ETF	ExchangeTradedFund	CBOE BZX Exchange
BJUN	Innovator US Equity Buffer ETF - June ETF	ExchangeTradedFund	CBOE BZX Exchange
BKAG	BNY Mellon ETF Trust BNY Mellon Core Bond ETF	ExchangeTradedFund	NYSE Arca
BKCG	BNY Mellon ETF Trust II BNY Mellon Concentrated Growth ETF	ExchangeTradedFund	NYSE Arca
BKCH	Global X Blockchain ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
BKCI	BNY Mellon ETF Trust BNY Mellon Concentrated International ETF	ExchangeTradedFund	NYSE Arca
BKD	Brookdale Senior Living Inc. Common Stock	CommonStock	New York Stock Exchange
BKDV	BNY Mellon ETF Trust II BNY Mellon Dynamic Value ETF	ExchangeTradedFund	NYSE Arca
BKE	The Buckle, Inc. Common Stock	CommonStock	New York Stock Exchange
BKEM	BNY Mellon ETF Trust BNY Mellon Emerging Markets Equity ETF	ExchangeTradedFund	NYSE Arca
BKF	iShares Inc. iShares MSCI BIC ETF	ExchangeTradedFund	NYSE Arca
BKFI	BNY Mellon ETF Trust II BNY Mellon Active Core Bond ETF	ExchangeTradedFund	NYSE Arca
BKGI	BNY Mellon Global Infrastructure Income ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
BKH	Black Hills Corporation Common Stock	CommonStock	New York Stock Exchange
BKHA	Black Hawk Acquisition Corp CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
BKHAR	Black Hawk Acquisition Corporation Rights	Right	NASDAQ Stock Market
BKHAU	Black Hawk Acquisition Corp UNIT (1COM 1/5 RT)	Unit	NASDAQ Stock Market
BKHY	BNY Mellon ETF Trust BNY Mellon High Yield ETF	ExchangeTradedFund	NYSE Arca
BKIE	BNY Mellon ETF Trust BNY Mellon International Equity ETF	ExchangeTradedFund	NYSE Arca
BKKT	Bakkt, Inc. Class A Common Stock	CommonStock	New York Stock Exchange
BKKT.WS	Bakkt, Inc. Warrants to purchase Class A Common Stock, each Warrant entitles a hold	Warrant	New York Stock Exchange

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
BKLC	BNY Mellon ETF Trust BNY Mellon US Large Cap Core Equity ETF	ExchangeTradedFund	NYSE Arca
BKLN	Invesco Exchange-Traded Fund Trust II Invesco Senior Loan ETF	ExchangeTradedFund	NYSE Arca
BKMC	BNY Mellon ETF Trust BNY Mellon US Mid Cap Core Equity ETF	ExchangeTradedFund	NYSE Arca
BKMI	BNY Mellon Municipal Intermediate ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
BKMS	BNY Mellon Municipal Short Duration ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
BKNG	Booking Holdings Inc COM USD.008	CommonStock	NASDAQ Stock Market
BKR	Baker Hughes a GE Co COM A	CommonStock	NASDAQ Stock Market
BKSE	BNY Mellon ETF Trust BNY Mellon US Small Cap Core Equity ETF	ExchangeTradedFund	NYSE Arca
BKSY	BlackSky Technology Inc. Class A Common Stock	CommonStock	New York Stock Exchange
BKSY.WS	BlackSky Technology Inc. Redeemable Warrants, each whole Warrant exercisable for	Warrant	New York Stock Exchange
BKT	BlackRock Income Trust, Inc. Common Stock	Fund	New York Stock Exchange
BKTI	BK Technologies Corporation Common Stock	CommonStock	NYSE American
BKU	BankUnited, Inc. Common Stock	CommonStock	New York Stock Exchange
BKUI	BNY Mellon ETF Trust BNY Mellon Ultra Short Income ETF	ExchangeTradedFund	NYSE Arca
BKV	BKV Corporation Common Stock	CommonStock	New York Stock Exchange
BL	BlackLine Inc COM USD.01	CommonStock	NASDAQ Stock Market
BLBD	Blue Bird Corp COM USD0.0001	CommonStock	NASDAQ Stock Market
BLCK	Corgi Crypto Infrastructure ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
BLCN	Siren NexGen Economy ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
BLCO	Bausch + Lomb Corporation Common Shares	CommonStock	New York Stock Exchange
BLCR	iShares Large Cap Core Active ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
BLCV	BlackRock ETF Trust iShares Large Cap Value Active ETF	ExchangeTradedFund	NYSE Arca
BLD	TopBuild Corp. Common Stock	CommonStock	New York Stock Exchange
BLDG	Cambria Global Real Estate ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
BLDP	Ballard Power Systems Inc COM NPV	CommonStock	NASDAQ Stock Market
BLDR	Builders FirstSource, Inc. Common Stock	CommonStock	New York Stock Exchange
BLDX	Impax Funds Series Trust I Impax Global Sustainable Infrastructure ETF	ExchangeTradedFund	NYSE Arca
BLES	Northern Lights Fund Trust IV Inspire Global Hope ETF	ExchangeTradedFund	NYSE Arca
BLFS	Biolife Solutions Inc COM USD.001	CommonStock	NASDAQ Stock Market
BLGR	Exchange Traded Concepts Trust Bluemonte Large Cap Growth ETF	ExchangeTradedFund	NYSE Arca
BLIN	Bridgeline Digital Inc COM USD.001	CommonStock	NASDAQ Stock Market
BLIV	BeLive Holdings ORD USD0.0005	CommonStock	NASDAQ Stock Market
BLK	BlackRock, Inc. Common Stock	CommonStock	New York Stock Exchange
BLKB	Blackbaud Inc COM	CommonStock	NASDAQ Stock Market
BLLN	BillionToOne Inc CL A COM USD0.00001	CommonStock	NASDAQ Stock Market
BLMN	Bloomin' Brands Inc COM USD.01	CommonStock	NASDAQ Stock Market
BLND	Blend Labs, Inc. Class A Common Stock	CommonStock	New York Stock Exchange
BLNE	Beeline Holdings Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
BLNK	Blink Charging Co COM USD.001	CommonStock	NASDAQ Stock Market
BLOK	Amplify ETF Trust Amplify Blockchain Technology ETF	ExchangeTradedFund	NYSE Arca
BLOX	Tidal Trust II Nicholas Crypto Income ETF	ExchangeTradedFund	NYSE Arca
BLRK	Bluerock Acquisition Corp CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
BLRKU	Bluerock Acquisition Corp UNIT (1 CLA 1/3 WT)	Unit	NASDAQ Stock Market
BLRKW	Bluerock Acquisition Corp WT EXP 121232	Warrant	NASDAQ Stock Market
BLRX	BioLineRx Ltd SPON ADR	AdrCommon	NASDAQ Stock Market
BLSG	Leverage Shares 2X Long BLSH Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
BLSH	Bullish Ordinary Shares	CommonStock	New York Stock Exchange
BLST	Exchange Traded Concepts Trust Bluemonte Short Term Bond ETF	ExchangeTradedFund	NYSE Arca
BLTD	Exchange Traded Concepts Trust Bluemonte Long Term Bond ETF	ExchangeTradedFund	NYSE Arca
BLTE	Belite Bio Inc ADS	AdrCommon	NASDAQ Stock Market
BLUC	Exchange Traded Concepts Trust Bluemonte Large Cap Core ETF	ExchangeTradedFund	NYSE Arca
BLUI	Exchange Traded Concepts Trust Bluemonte Diversified Income ETF	ExchangeTradedFund	NYSE Arca
BLUW	Blue Water Acquisition Corp III CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
BLUWU	Blue Water Acquisition Corp III UNIT (1CLA 1/2 WT)	Unit	NASDAQ Stock Market
BLUWW	Blue Water Acquisition Corp III WT EXP 020230	Warrant	NASDAQ Stock Market

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
BLUX	Exchange Traded Concepts Trust Bluemonte Dynamic Total Market ETF	ExchangeTradedFund	NYSE Arca
BLV	Vanguard Bond Index Funds Vanguard Long-Term Bond ETF	ExchangeTradedFund	NYSE Arca
BLW	Blackrock Limited Duration Income Trust Common Shares of Beneficial Interest	Fund	New York Stock Exchange
BLX	Banco Latinoamericano de Comercio Exterior, S.A. Class E Common Stock	CommonStock	New York Stock Exchange
BLZE	Backblaze Inc COM CL A USD0.0001	CommonStock	NASDAQ Stock Market
BLZR	Trailblazer Acquisition Corp CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
BLZRU	Trailblazer Acquisition Corp UNIT (1CLA 1/3 WT)	Unit	NASDAQ Stock Market
BLZRW	Trailblazer Acquisition Corp WT EXP 093032	Warrant	NASDAQ Stock Market
BMA	Banco Macro S.A. American Depositary Shares (Each representing Ten Class B Commo	AdrCommon	New York Stock Exchange
BMAR	Innovator US Equity Buffer ETF - March ETF	ExchangeTradedFund	CBOE BZX Exchange
BMAY	Innovator US Equity Buffer ETF - May ETF	ExchangeTradedFund	CBOE BZX Exchange
BMBL	Bumble Inc COM CL A	CommonStock	NASDAQ Stock Market
BME	BlackRock Health Sciences Trust Common Shares of Beneficial Interest	Fund	New York Stock Exchange
BMEA	Biomea Fusion Inc COM	CommonStock	NASDAQ Stock Market
BMED	BlackRock ETF Trust iShares Health Innovation Active ETF	ExchangeTradedFund	NYSE Arca
BMEZ	BlackRock Health Sciences Term Trust Common Shares of Beneficial Interest	Fund	New York Stock Exchange
BMGL	Basel Medical Group Ltd ORD NPV	CommonStock	NASDAQ Stock Market
BMHL	Bluemount Holdings Ltd CL B ORD USD0.0001	CommonStock	NASDAQ Stock Market
BMI	Badger Meter Inc. Common Stock	CommonStock	New York Stock Exchange
BMLpG	Bank of America Corporation Depositary Shares (representing 1/1200th of a share of	PreferredStock	New York Stock Exchange
BMLpH	Bank of America Corporation Depositary Shares (representing 1/1200th of a share of	PreferredStock	New York Stock Exchange
BMLpJ	Bank of America Corporation Depositary Shares (representing 1/1200th of a share of	PreferredStock	New York Stock Exchange
BMLpL	Bank of America Corporation Depositary Shares (representing 1/1200th of a share of	PreferredStock	New York Stock Exchange
BMM	Blue Moon Metals Inc COM	CommonStock	NASDAQ Stock Market
BMN	BlackRock 2037 Municipal Target Term Trust Common Shares of Beneficial Interest	Fund	New York Stock Exchange
BMNG	Leverage Shares 2X Long BMNR Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
BMNR	BitMine Immersion Technologies, Inc. Common Stock	CommonStock	New York Stock Exchange
BMNU	T-REX 2X Long BMNR Daily Target ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
BMNZ	Tidal Trust II Defiance Daily Target 2X Short BMNR ETF	ExchangeTradedFund	NYSE Arca
BMO	Bank of Montreal Common Shares	CommonStock	New York Stock Exchange
BMOP	BNY Mellon Municipal Opportunities ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
BMR	Beamr Imaging Ltd ORD	CommonStock	NASDAQ Stock Market
BMRA	Biomerica Inc COM USD.04	CommonStock	NASDAQ Stock Market
BMRC	Bank of Marin Bancorp COM NPV	CommonStock	NASDAQ Stock Market
BMRN	BioMarin Pharmaceutical Inc COM USD.001	CommonStock	NASDAQ Stock Market
BMVP	Invesco Exchange-Traded Fund Trust Invesco Bloomberg MVP Multifactor ETF	ExchangeTradedFund	NYSE Arca
BMY	Bristol-Myers Squibb Company Common Stock	CommonStock	New York Stock Exchange
BN	Brookfield Corporation Class A Limited Voting Shares	CommonStock	New York Stock Exchange
BNAI	Brand Engagement Network Inc COM CL A	CommonStock	NASDAQ Stock Market
BNAIW	Brand Engagement Network Inc WT EXP 031529	Warrant	NASDAQ Stock Market
BNBX	BNB Plus Corp COM USD0.001	CommonStock	NASDAQ Stock Market
BNC	CEA Industries Inc COM USD0.00001	CommonStock	NASDAQ Stock Market
BNCWW	CEA Industries Inc WT EXP 021127	Warrant	NASDAQ Stock Market
BNCWZ	CEA Industries Inc WT EXP 080528	Warrant	NASDAQ Stock Market
BND	Vanguard Total Bond Market ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
BNDC	FlexShares Trust FlexShares Core Select Bond Fund	ExchangeTradedFund	NYSE Arca
BNDD	KraneShares Trust Quadratic Deflation ETF	ExchangeTradedFund	NYSE Arca
BNDI	NEOS ETF Trust NEOS Enhanced Income Aggregate Bond ETF	ExchangeTradedFund	NYSE Arca
BNDP	Vanguard Core-Plus Bond Index ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
BNDS	Series Portfolios Trust Infrastructure Capital Bond Income ETF	ExchangeTradedFund	NYSE Arca
BNDW	Vanguard Scottsdale Funds - Vanguard Total World Bond ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
BNDX	Vanguard Total International Bond ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
BNDY	Horizon Core Bond ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
BNED	Barnes & Noble Education, Inc. Common Stock	CommonStock	New York Stock Exchange
BNGE	First Trust Exchange-Traded Fund VI First Trust S-Network Streaming and Gaming ETF	ExchangeTradedFund	NYSE Arca

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
BNGO	Bionano Genomics Inc COM USD 0.0001	CommonStock	NASDAQ Stock Market
BNH	Brookfield Corporation 4.625% Subordinated Notes due October 16, 2080	StructuredProduct	New York Stock Exchange
BNJ	Brookfield Corporation 4.50% Perpetual Subordinated Notes	StructuredProduct	New York Stock Exchange
BNKD	Bank of Montreal MicroSectors U.S. Big Banks -3 Inverse Leveraged ETNs due Februa	ExchangeTradedNote	NYSE Arca
BNKK	Bonk Inc COM	CommonStock	NASDAQ Stock Market
BNKU	Bank of Montreal MicroSectors U.S. Big Banks 3 Leveraged ETNs due February 17,	ExchangeTradedNote	NYSE Arca
BNL	Broadstone Net Lease, Inc. Common Stock	CommonStock	New York Stock Exchange
BNO	United States Brent Oil Fund, LP United States Brent Oil Fund, LP	ExchangeTradedVehicle	NYSE Arca
BNOV	Innovator U.S. Equity Buffer ETF - November ETF	ExchangeTradedFund	CBOE BZX Exchange
BNR	Burning Rock Biotech Limited ADR	AdrCommon	NASDAQ Stock Market
BNRG	Brenmiller Energy Ltd ORD	CommonStock	NASDAQ Stock Market
BNS	Bank of Nova Scotia, The Common Shares	CommonStock	New York Stock Exchange
BNT	Brookfield Wealth Solutions Ltd. Class A Exchangeable Limited Voting Shares	CommonStock	New York Stock Exchange
BNTC	Benitec Biopharma Ltd COM 0.0001	CommonStock	NASDAQ Stock Market
BNTX	BioNTech SE ADR	AdrCommon	NASDAQ Stock Market
BNY	The Bank of New York Mellon Corporation Common Stock	CommonStock	New York Stock Exchange
BNYpK	The Bank of New York Mellon Corporation Depositary Shares, each representing a 1/	PreferredStock	New York Stock Exchange
BNZI	Banzai International Inc COM CL A	CommonStock	NASDAQ Stock Market
BNZIW	Banzai International Inc WT EXP 120728	Warrant	NASDAQ Stock Market
BOAT	Tidal Trust I SonicShares Global Shipping ETF	ExchangeTradedFund	NYSE Arca
BOBP	Exchange Traded Concepts Trust CORE16 Best of Breed Premier Index ETF	ExchangeTradedFund	NYSE Arca
BOBS	Bob's Discount Furniture, Inc. Common Stock	CommonStock	New York Stock Exchange
BOC	Boston Omaha Corporation Class A Common Stock	CommonStock	New York Stock Exchange
BOCT	Innovator U.S. Equity Buffer ETF - October ETF	ExchangeTradedFund	CBOE BZX Exchange
BODI	Beachbody Co Inc (The) COM CL A	CommonStock	NASDAQ Stock Market
BOE	BlackRock Enhanced Global Dividend Trust Common Shares of Beneficial Interest	Fund	New York Stock Exchange
BOEG	Leverage Shares 2X Long BA Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
BOEU	Direxion Daily BA Bull 2X ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
BOF	BranchOut Food Inc COM	CommonStock	NASDAQ Stock Market
BOH	Bank of Hawaii Corporation Common Stock (Delaware)	CommonStock	New York Stock Exchange
BOHpA	Bank of Hawaii Corporation Depositary Shares Each Representing a 1/40th Interest in	PreferredStock	New York Stock Exchange
BOHpB	Bank of Hawaii Corporation Depositary Shares, Each Representing a 1/40th Interest i	PreferredStock	New York Stock Exchange
BOIL	ProShares Trust II ProShares Ultra Bloomberg Natural Gas	ExchangeTradedVehicle	NYSE Arca
BOKF	BOK Financial Corp COM USD.00006	CommonStock	NASDAQ Stock Market
BOLD	Boundless Bio Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
BOLT	Bolt Biotherapeutics Inc COM	CommonStock	NASDAQ Stock Market
BON	Bon Natural Life Ltd CL A ORD USD0.025	CommonStock	NASDAQ Stock Market
BOND	PIMCO ETF Trust PIMCO Active Bond Exchange-Traded Fund	ExchangeTradedFund	New York Stock Exchange
BOOM	DMC Global Inc COM USD.05	CommonStock	NASDAQ Stock Market
BOOT	Boot Barn Holdings, Inc. Common Stock, $0.0001 par value per share	CommonStock	New York Stock Exchange
BORR	Borr Drilling Limited Common Shares	CommonStock	New York Stock Exchange
BOSC	B.O.S. Better Online Solutions Ltd ORD NIS1	CommonStock	NASDAQ Stock Market
BOT	RoboStrategy Inc COM USD0.001	CommonStock	NASDAQ Stock Market
BOTJ	Bank of the James Financial Group Inc COM USD2.14	CommonStock	NASDAQ Stock Market
BOTT	Themes Humanoid Robotics ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
BOTZ	Global X Robotics & Artificial Intelligence ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
BOUT	Capital-Force ETF Trust CapForce IBD Breakout Opportunities ETF	ExchangeTradedFund	NYSE Arca
BOW	Bowhead Specialty Holdings Inc. Common Stock	CommonStock	New York Stock Exchange
BOX	Box, Inc. Class A common stock	CommonStock	New York Stock Exchange
BOXA	Alpha Architect Aggregate Bond ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
BOXL	Boxlight Corp CL A COM USD.0001	CommonStock	NASDAQ Stock Market
BOXX	Alpha Architect 1-3 Month Box ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
BP	BP p.l.c. American Depositary Shares (Each representing 6 Ordinary Shares)	AdrCommon	New York Stock Exchange
BPAC	Blueport Acquisition Ltd CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
BPACR	Blueport Acquisition Ltd Rights	Right	NASDAQ Stock Market

Pearl Equities Securities List as of 6/4/2026			
Symbol	**Security Name**	**Security Class**	**Listed Exchange**
BPACU	Blueport Acquisition Ltd UNIT (1CLA 1RT)	Unit	NASDAQ Stock Market
BPAY	BlackRock ETF Trust iShares FinTech Active ETF	ExchangeTradedFund	NYSE Arca
BPH	Precidian ETFs Trust BP P.L.C. ADRhedged	ExchangeTradedFund	NYSE Arca
BPI	Grayscale Funds Trust Grayscale Bitcoin Premium Income ETF	ExchangeTradedFund	NYSE Arca
BPOP	Popular Inc COM USD5	CommonStock	NASDAQ Stock Market
BPOPM	Popular Capital Trust II PFD GTD 6.125	PreferredStock	NASDAQ Stock Market
BPRE	Bluerock Private Real Estate Fund Common Shares of Beneficial Interest	CommonStock	New York Stock Exchange
BPRN	Princeton Bancorp Inc COM	CommonStock	NASDAQ Stock Market
BPRO	Bitwise Funds Trust Bitwise Proficio Currency Debasement ETF	ExchangeTradedFund	NYSE Arca
BPYPM	Brookfield Property Preferred LP CL A CUM PFD 1	Unknown	NASDAQ Stock Market
BPYPN	Brookfield Property Partners L.P. 5.750% Class A Cumulative Redeemable Perpetual P	Unknown	NASDAQ Stock Market
BPYPO	Brookfield Property Partners L.P. 6.375% Class A Cumulative Redeemable Perpetual P	Unknown	NASDAQ Stock Market
BPYPP	Brookfield Property Partners L.P. 6.50% Class A Cumulative Redeemable Perpetual Pr	PreferredStock	NASDAQ Stock Market
BQ	Boqii Holding Limited Class A Ordinary Shares	CommonStock	NYSE American
BR	Broadridge Financial Solutions, Inc. Common Stock	CommonStock	New York Stock Exchange
BRAG	Bragg Gaming Group Inc COM	CommonStock	NASDAQ Stock Market
BRAI	Braiin Ltd COM USD0.0001	CommonStock	NASDAQ Stock Market
BRAZ	Global X Funds Global X Brazil Active ETF	ExchangeTradedFund	NYSE Arca
BRBI	BRBI BR Partners S A ADR	AdrCommon	NASDAQ Stock Market
BRBR	BellRing Brands, Inc. Common Stock	CommonStock	New York Stock Exchange
BRBS	Blue Ridge Bankshares, Inc. Common Stock	CommonStock	NYSE American
BRC	Brady Corporation Class A Nonvoting Common Stock	CommonStock	New York Stock Exchange
BRCB	Black Rock Coffee Bar Inc CL A COM NPV	CommonStock	NASDAQ Stock Market
BRCC	BRC Inc. Class A Common Stock	CommonStock	New York Stock Exchange
BRCE	MFS Active Exchange Traded Funds Trust MFS Blended Research Core Equity ETF	ExchangeTradedFund	New York Stock Exchange
BREE	MFS Active Exchange Traded Funds Trust MFS Blended Research Emerging Markets E	ExchangeTradedFund	New York Stock Exchange
BREM	iShares Emerging Markets Bond Active ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
BRES	Burney US Equity Select ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
BREW	Corgi Coffee & Energy Drinks ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
BREZU	Breeze Acquisition Corp II UNIT (1ORD 1 RT)	Unit	NASDAQ Stock Market
BRF	VanEck ETF Trust VanEck Brazil Small-Cap ETF	ExchangeTradedFund	NYSE Arca
BRFH	Barfresh Food Group Inc COM USD0.000001	CommonStock	NASDAQ Stock Market
BRHY	iShares High Yield Active ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
BRIA	BrilliA Inc Class A Ordinary Shares, US$0.00005 par value per share	CommonStock	NYSE American
BRIB	FIS Trust FIS Bright Portfolios Core Bond ETF	ExchangeTradedFund	NYSE Arca
BRID	Bridgford Foods Corp COM USD1	CommonStock	NASDAQ Stock Market
BRIE	MFS Active Exchange Traded Funds Trust MFS Blended Research International Equity	ExchangeTradedFund	New York Stock Exchange
BRIF	FIS Trust FIS Bright Portfolios Focused Equity ETF	ExchangeTradedFund	NYSE Arca
BRK.A	Berkshire Hathaway Inc. Class A Common Stock	CommonStock	New York Stock Exchange
BRK.B	Berkshire Hathaway Inc. Class B Common Stock	CommonStock	New York Stock Exchange
BRKC	Tidal Trust II YieldMax BRK.B Option Income Strategy ETF	ExchangeTradedFund	NYSE Arca
BRKHU	BurTech Acquisition Corp II UNIT (1CLA 1WT)	Unit	NASDAQ Stock Market
BRKR	Bruker Corporation COM USD.01	CommonStock	NASDAQ Stock Market
BRKRP	Bruker Corporation PFD 6.375 SER A	PreferredStock	NASDAQ Stock Market
BRKU	Direxion Daily BRKB Bull 2X ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
BRKW	Roundhill BRKB WeeklyPay ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
BRLN	iShares Floating Rate Loan Active ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
BRLS	Borealis Foods Inc CL A COM NPV	CommonStock	NASDAQ Stock Market
BRLSW	Borealis Foods Inc WRTTS	Warrant	NASDAQ Stock Market
BRLT	Brilliant Earth Group Inc COM CL A	CommonStock	NASDAQ Stock Market
BRN	Barnwell Industries Inc Common Stock	CommonStock	NYSE American
BRNS	Barinthus Biotherapeutics plc ADR	AdrCommon	NASDAQ Stock Market
BRNY	Burney U.S. Factor Rotation ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
BRO	Brown & Brown, Inc. Common Stock	CommonStock	New York Stock Exchange
BROL	Baron ETF Trust Baron Risk Optimized Large Cap ETF	ExchangeTradedFund	New York Stock Exchange

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
BROS	Dutch Bros Inc. Class A Common Stock	CommonStock	New York Stock Exchange
BRR	ProCap Financial Inc COM USD0.001	CommonStock	NASDAQ Stock Market
BRRR	Coinshares Bitcoin ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
BRRWW	ProCap Financial Inc WT EXP 120530	Warrant	NASDAQ Stock Market
BRSL	Brightstar Lottery PLC Ordinary Shares	CommonStock	New York Stock Exchange
BRSM	MFS Active Exchange Traded Funds Trust MFS Blended Research Small-Mid Cap ETF	ExchangeTradedFund	NYSE Arca
BRSP	BrightSpire Capital, Inc. Class A Common Stock	CommonStock	New York Stock Exchange
BRT	BRT Apartments Corp. Common Stock, par value $0.01 per share	CommonStock	New York Stock Exchange
BRTR	iShares Total Return Active ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
BRTX	BioRestorative Therapies Inc COM NPV	CommonStock	NASDAQ Stock Market
BRUN	Boost Run Inc CL A COM USD0.0001	CommonStock	NASDAQ Stock Market
BRUNW	Boost Run Inc WT EXP 050831	Warrant	NASDAQ Stock Market
BRW	Saba Capital Income & Opportunities Fund Shares of Beneficial Interest	Fund	New York Stock Exchange
BRX	Brixmor Property Group Inc. Common Stock, par value $0.01 per share	CommonStock	New York Stock Exchange
BRZE	Braze Inc COM CL A USD0.0001	CommonStock	NASDAQ Stock Market
BRZU	Direxion Shares ETF Trust Direxion Daily MSCI Brazil Bull 2X ETF	ExchangeTradedFund	NYSE Arca
BRZX	Corgi Brazil 2x Daily ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
BSAA	BEST SPAC I Acquistion Corp CL A ORD NPV	CommonStock	NASDAQ Stock Market
BSAAR	BEST SPAC I Acquisition Corp. Rights	Right	NASDAQ Stock Market
BSAAU	BEST SPAC I Acquistion Corp UNIT(1 CLA 1RT)	Unit	NASDAQ Stock Market
BSAC	Banco Santander-Chile American Depositary Shares Four Hundred (400) Common Sha	AdrCommon	New York Stock Exchange
BSBK	Bogota Financial Corp COM USD0.01	CommonStock	NASDAQ Stock Market
BSBR	Banco Santander (Brasil) S.A. American Depositary Shares (each representing one uni	AdrCommon	New York Stock Exchange
BSCQ	Invesco BulletShares 2026 Corporate Bond ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
BSCR	Invesco BulletShares 2027 Corporate Bond ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
BSCS	Invesco BulletShares 2028 Corporate Bond ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
BSCT	Invesco BulletShares 2029 Corporate Bond ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
BSCU	Invesco BulletShares 2030 Corporate Bond ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
BSCV	Invesco BulletShares 2031 Corporate Bond ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
BSCW	Invesco BulletShares 2032 Corporate Bond ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
BSCX	Invesco BulletShares 2033 Corporate Bond ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
BSCY	Invesco BulletShares 2034 Corporate Bond ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
BSCZ	Invesco BulletShares 2035 Corporate Bond ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
BSEP	Innovator U.S. Equity Buffer ETF - September ETF	ExchangeTradedFund	CBOE BZX Exchange
BSET	Bassett Furniture Industries Inc. COM USD5	CommonStock	NASDAQ Stock Market
BSJQ	Invesco BulletShares 2026 High Yield Corporate Bond ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
BSJR	Invesco BulletShares 2027 High Yield Corporate Bond ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
BSJS	Invesco BulletShares 2028 High Yield Corporate Bond ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
BSJT	Invesco BulletShares 2029 High Yield Corporate Bond ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
BSJU	Invesco BulletShares 2030 High Yield Corporate Bond ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
BSJV	Invesco BulletShares 2031 High Yield Corporate Bond ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
BSJW	Invesco BulletShares 2032 High Yield Corporate Bond ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
BSJX	Invesco BulletShares 2033 High Yield Corporate Bond ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
BSL	Blackstone Senior Floating Rate 2027 Term Fund Common Shares of Beneficial Intere	Fund	New York Stock Exchange
BSM	Black Stone Minerals, L.P. Common units representing limited partner interests	CommonStock	New York Stock Exchange
BSMC	Brandes U.S. Small-Mid Cap Value ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
BSMQ	Invesco BulletShares 2026 Municipal Bond ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
BSMR	Invesco BulletShares 2027 Municipal Bond ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
BSMS	Invesco BulletShares 2028 Municipal Bond ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
BSMT	Invesco BulletShares 2029 Municipal Bond ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
BSMU	Invesco BulletShares 2030 Municipal Bond ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
BSMV	Invesco BulletShares 2031 Municipal Bond ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
BSMW	Invesco BulletShares 2032 Municipal Bond ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
BSMY	Invesco BulletShares 2034 Corporate Bond ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
BSMZ	Invesco BulletShares 2035 Municipal Bond ETF ETF	ExchangeTradedFund	NASDAQ Stock Market

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
BSOL	Bitwise Solana Staking ETF Bitwise Solana Staking ETF	ExchangeTradedVehicle	NYSE Arca
BSR	Northern Lights Fund Trust II Beacon Selective Risk ETF	ExchangeTradedFund	NYSE Arca
BSRR	Sierra Bancorp COM NPV	CommonStock	NASDAQ Stock Market
BSSX	Invesco BulletShares 2033 Municipal Bond ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
BST	BlackRock Science and Technology Trust Common Shares of Beneficial Interest	Fund	New York Stock Exchange
BSTP	Innovator ETFs Trust Innovator Buffer Step-Up Strategy ETF	ExchangeTradedFund	NYSE Arca
BSTZ	BlackRock Science and Technology Term Trust Common Shares of Beneficial Interes	Fund	New York Stock Exchange
BSV	Vanguard Bond Index Funds Vanguard Short-Term Bond ETF	ExchangeTradedFund	NYSE Arca
BSVN	Bank7 Corp COM	CommonStock	NASDAQ Stock Market
BSVO	EA Bridgeway Omni Small-Cap Value ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
BSX	Boston Scientific Corporation Common Stock	CommonStock	New York Stock Exchange
BSY	Bentley System Inc COM CL B	CommonStock	NASDAQ Stock Market
BTAI	BioXcel Therapeutics Inc COM	CommonStock	NASDAQ Stock Market
BTAL	AGF Investments Trust AGF U.S. Market Neutral Anti-Beta Fund	ExchangeTradedFund	NYSE Arca
BTBD	BT Brands Inc COM	CommonStock	NASDAQ Stock Market
BTBDW	BT Brands Inc WT EXP	Warrant	NASDAQ Stock Market
BTBT	Bit Digital Inc COM	CommonStock	NASDAQ Stock Market
BTC	Grayscale Bitcoin Mini Trust ETF Grayscale Bitcoin Mini Trust ETF Shares	ExchangeTradedVehicle	NYSE Arca
BTCC	Grayscale Funds Trust Grayscale Bitcoin Covered Call ETF	ExchangeTradedFund	NYSE Arca
BTCI	NEOS Bitcoin High Income ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
BTCK	Teucrium Commodity Trust 7RCC Spot Bitcoin and Carbon Credit Futures ETF	ExchangeTradedVehicle	NYSE Arca
BTCL	T-Rex 2X Long Bitcoin Daily Target ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
BTCO	Invesco Galaxy Bitcoin ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
BTCS	BTCS Inc COM	CommonStock	NASDAQ Stock Market
BTCT	BTC Digital Ltd COM	CommonStock	NASDAQ Stock Market
BTCU	Direxion Shares ETF Trust Direxion Daily Bitcoin Bull 2X ETF	ExchangeTradedFund	NYSE Arca
BTCW	WisdomTree Bitcoin Fund ETF	ExchangeTradedFund	CBOE BZX Exchange
BTCZ	T-Rex 2X Inverse Bitcoin Daily Target ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
BTDR	Bitdeer Technologies Group ORD SHS CL A	CommonStock	NASDAQ Stock Market
BTE	Baytex Energy Corp. Common Shares	CommonStock	New York Stock Exchange
BTF	CoinShares Bitcoin and Ether ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
BTG	B2Gold Corp. Common Shares	CommonStock	NYSE American
BTGD	STKd 100 Bitcoin & 100 Gold ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
BTGO	BitGo Holdings, Inc. Class A Common Stock	CommonStock	New York Stock Exchange
BTI	British American Tobacco p.l.c. American Depositary Shares, each representing one O	AdrCommon	New York Stock Exchange
BTMD	biote Corp COM CL A	CommonStock	NASDAQ Stock Market
BTO	John Hancock Financial Opportunities Fund Common Shares of Beneficial Interest	Fund	New York Stock Exchange
BTOC	Armlogi Holding Corp COM USD0.00001	CommonStock	NASDAQ Stock Market
BTOG	Bit Origin Limited CL A ORD USD0.00006	CommonStock	NASDAQ Stock Market
BTOT	iShares Trust iShares Total USD Fixed Income Market ETF	ExchangeTradedFund	NYSE Arca
BTQ	BTQ Technologies Corp COM NPV	CommonStock	NASDAQ Stock Market
BTR	Northern Lights Fund Trust II Beacon Tactical Risk ETF	ExchangeTradedFund	NYSE Arca
BTRN	Global X Funds Global X Bitcoin Trend Strategy ETF	ExchangeTradedFund	NYSE Arca
BTSG	BrightSpring Health Services Inc COM USD0.01	CommonStock	NASDAQ Stock Market
BTSGU	BrightSpring Health Services Inc TANGIBLE EQ UNIT	Unit	NASDAQ Stock Market
BTT	BlackRock Municipal Target Term Trust Common Shares	Fund	New York Stock Exchange
BTTC	Black Titan Corp ORD USD0.0001	CommonStock	NASDAQ Stock Market
BTU	Peabody Energy Corporation Common Stock	CommonStock	New York Stock Exchange
BTX	BlackRock Technology and Private Equity Term Trust Common Shares of Beneficial Int	Fund	New York Stock Exchange
BTYB	Tidal Trust III VistaShares BitBonds 5 Yr Enhanced Weekly Distribution ETF	ExchangeTradedFund	NYSE Arca
BTZ	BlackRock Credit Allocation Income Trust Common Shares of Beneficial Interest	Fund	New York Stock Exchange
BU	Defiance Daily Target 2X Long BU ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
BUCK	Simplify Exchange Traded Funds Simplify Treasury Option Income ETF	ExchangeTradedFund	NYSE Arca
BUD	Anheuser-Busch InBev SA/NV American Depositary Shares (each representing one or	AdrCommon	New York Stock Exchange
BUDA	Buda Juice, Inc. Common Stock, par value $0.001	CommonStock	NYSE American

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
BUFB	Innovator Laddered Allocation Buffer ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
BUFC	AB Conservative Buffer ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
BUFD	FT Vest Laddered Deep Buffer ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
BUFE	FT Vest Laddered Emerging Markets Buffer ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
BUFF	Innovator Laddered Allocation Power Buffer ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
BUFG	FT Vest Buffered Allocation Growth ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
BUFH	FT Vest Laddered Max Buffer ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
BUFI	AB International Buffer ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
BUFM	AB Moderate Buffer ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
BUFP	PGIM Laddered S&P 500 Buffer 12 ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
BUFQ	FT Vest Laddered Nasdaq Buffer ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
BUFR	FT Vest Laddered Buffer ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
BUFS	FT Vest Laddered Small Cap Moderate Buffer ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
BUFT	FT Vest Buffered Allocation Defensive ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
BUFX	FT Vest Laddered Enhance & Moderate Buffer ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
BUFY	FT Vest Laddered International Moderate Buffer ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
BUFZ	FT Vest Laddered Moderate Buffer ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
BUG	Global X Cybersecurity ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
BUI	BlackRock Utilities, Infrastructure & Power Opportunities Trust Common Shares of Be	Fund	New York Stock Exchange
BUL	Pacer Funds Trust Pacer US Cash Cows Growth ETF	ExchangeTradedFund	NYSE Arca
BULD	Pacer BlueStar Engineering the Future ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
BULG	Leverage Shares 2X Long BULL Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
BULL	Webull Corp CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
BULLW	Webull Corp WT EXP 041030	Warrant	NASDAQ Stock Market
BULX	GraniteShares 2x Long BULL Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
BULZ	Bank of Montreal MicroSectors FANG & Innovation 3X Leveraged ETNs due June 28, 2	ExchangeTradedNote	NYSE Arca
BUR	Burford Capital Limited Ordinary Shares	CommonStock	New York Stock Exchange
BURL	Burlington Stores, Inc. Common Stock, $0.0001 par value	CommonStock	New York Stock Exchange
BURU	Nuburu, Inc. Common Stock	CommonStock	NYSE American
BUSA	Brandes U.S. Value ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
BUSE	First Busey Corp CL A COM NPV	CommonStock	NASDAQ Stock Market
BUSEP	First Busey Corp 8.25 DEP PF SR B	PreferredStock	NASDAQ Stock Market
BUUU	BUUU Group Ltd CL A ORD NPV	CommonStock	NASDAQ Stock Market
BUXX	EA Series Trust Strive Enhanced Income Short Maturity ETF	ExchangeTradedFund	New York Stock Exchange
BUYB	ProShares Trust ProShares S&P 500 Buyback Aristocrats ETF	ExchangeTradedFund	NYSE Arca
BUYO	KraneShares Trust KraneShares Man Buyout Beta Index ETF	ExchangeTradedFund	NYSE Arca
BUYW	Main BuyWrite ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
BUYZ	Franklin Disruptive Commerce ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
BUZZ	VanEck ETF Trust VanEck Social Sentiment ETF	ExchangeTradedFund	NYSE Arca
BV	BrightView Holdings, Inc. Common stock, par value $0.01 per share	CommonStock	New York Stock Exchange
BVAL	Exchange Traded Concepts Trust Bluemonte Large Cap Value ETF	ExchangeTradedFund	NYSE Arca
BVC	BitVentures Ltd ORD USD0.002	CommonStock	NASDAQ Stock Market
BVFL	BV Financial Inc COM USD0.01	CommonStock	NASDAQ Stock Market
BVN	Compania de Minas Buenaventura S.A. American Depositary Shares (Each representir	AdrCommon	New York Stock Exchange
BVS	Bioventus Inc COM CL A USD.01	CommonStock	NASDAQ Stock Market
BW	Babcock & Wilcox Enterprises, Inc. Common Stock	CommonStock	New York Stock Exchange
BWA	BorgWarner Inc. Common Stock	CommonStock	New York Stock Exchange
BWAY	Brainsway Ltd ADS	AdrCommon	NASDAQ Stock Market
BWB	Bridgewater Bancshares Inc COM 0.01	CommonStock	NASDAQ Stock Market
BWBBP	Bridgewater Bancshares Inc 5.875% DEP PFD A	Unknown	NASDAQ Stock Market
BWEN	Broadwind Inc COM USD.001	CommonStock	NASDAQ Stock Market
BWET	Amplify Commodity Trust Breakwave Tanker Shipping ETF	ExchangeTradedVehicle	NYSE Arca
BWFG	Bankwell Financial Group Inc COM	CommonStock	NASDAQ Stock Market
BWG	BrandywineGLOBAL Global Income Opportunities Fund Inc. Common Stock	Fund	New York Stock Exchange
BWIN	Baldwin Insurance Group Inc (The) COM CL A	CommonStock	NASDAQ Stock Market

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
BWIV	Blue Water Acquisition Corp. IV Class A Ordinary Shares	CommonStock	New York Stock Exchange
BWIV.U	Blue Water Acquisition Corp. IV Units, each consisting of one Class A Ordinary Share a	Unit	New York Stock Exchange
BWIV.WS	Blue Water Acquisition Corp. IV Warrants entitling the holder to purchase one Class A	Warrant	New York Stock Exchange
BWLP	BW LPG Limited Common Shares	CommonStock	New York Stock Exchange
BWMN	Bowman Consulting Group Ltd COM USD.01	CommonStock	NASDAQ Stock Market
BWMX	Betterware de México, S.A.P.I. de C.V. Ordinary Shares	CommonStock	New York Stock Exchange
BWNB	Babcock & Wilcox Enterprises, Inc. 6.50% Senior Notes due 2026	StructuredProduct	New York Stock Exchange
BWOW	Bitwise Dogecoin ETF Bitwise Dogecoin ETF	ExchangeTradedVehicle	NYSE Arca
BWTG	Brendan Wood TopGun Index ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
BWX	SPDR Series Trust State Street SPDR Bloomberg International Treasury Bond ETF	ExchangeTradedFund	NYSE Arca
BWXT	BWX Technologies, Inc. Common Stock	CommonStock	New York Stock Exchange
BWZ	SPDR Series Trust State Street SPDR Bloomberg Short Term International Treasury Bo	ExchangeTradedFund	NYSE Arca
BWpA	Babcock & Wilcox Enterprises, Inc. 7.75% Series A Cumulative Perpetual Preferred Sto	PreferredStock	New York Stock Exchange
BX	Blackstone Inc. Common Stock	CommonStock	New York Stock Exchange
BXC	BlueLinx Holdings Inc. Common Stock, $0.01 par value per share	CommonStock	New York Stock Exchange
BXDC	Blackstone Digital Infrastructure Trust Inc. Common Stock	CommonStock	New York Stock Exchange
BXMT	Blackstone Mortgage Trust, Inc. Class A Common Stock, par value $0.01 per share	CommonStock	New York Stock Exchange
BXP	BXP, Inc. Common Stock	CommonStock	New York Stock Exchange
BXSL	Blackstone Secured Lending Fund Common Shares of Beneficial Interest	CommonStock	New York Stock Exchange
BY	Byline Bancorp, Inc. Common Stock	CommonStock	New York Stock Exchange
BYAH	Park Ha Biological Technology Co Ltd CL A ORD USD0.001	CommonStock	NASDAQ Stock Market
BYD	Boyd Gaming Corporation Common Stock	CommonStock	New York Stock Exchange
BYFC	Broadway Financial Corp COM USD.01	CommonStock	NASDAQ Stock Market
BYLD	iShares Trust iShares Yield Optimized Bond ETF	ExchangeTradedFund	NYSE Arca
BYND	Beyond Meat Inc COM USD 0.0001	CommonStock	NASDAQ Stock Market
BYRE	Principal Exchange-Traded Funds Principal Real Estate Active Opportunities ETF	ExchangeTradedFund	NYSE Arca
BYRN	Byrna Technologies Inc COM USD.001	CommonStock	NASDAQ Stock Market
BYSI	BeyondSpring Inc COM USD.0001	CommonStock	NASDAQ Stock Market
BZ	Kanzhun Limited ADR	AdrCommon	NASDAQ Stock Market
BZAI	Blaize Holdings Inc COM	CommonStock	NASDAQ Stock Market
BZAIW	Blaize Holdings Inc WT EXP 1/13/2030	Warrant	NASDAQ Stock Market
BZFD	BuzzFeed Inc CL A COM	CommonStock	NASDAQ Stock Market
BZFDW	BuzzFeed Inc WT EXP	Warrant	NASDAQ Stock Market
BZH	Beazer Homes USA, Inc. Common Stock, $.001 par value	CommonStock	New York Stock Exchange
BZQ	ProShares Trust ProShares UltraShort MSCI Brazil Capped	ExchangeTradedFund	NYSE Arca
BZUN	Baozun Inc ADR	AdrCommon	NASDAQ Stock Market
BZZ	Corgi Drones & Urban Air Mobility ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
C	Citigroup Inc. Common Stock	CommonStock	New York Stock Exchange
CAAA	First Trust Exchange-Traded Fund IV First Trust AAA CMBS ETF	ExchangeTradedFund	NYSE Arca
CAAP	Corporación América Airports S.A. Common shares, nominal value U.S.$1.00 per shar	CommonStock	New York Stock Exchange
CAAS	China Automotive Systems Inc ORD USD0.001	CommonStock	NASDAQ Stock Market
CABA	Cabaletta Bio Inc COM USD0.00001	CommonStock	NASDAQ Stock Market
CABO	Cable One, Inc. Common Stock	CommonStock	New York Stock Exchange
CABR	Caring Brands Inc COM USD0.001	CommonStock	NASDAQ Stock Market
CABZ	Roundhill Robotaxi Autonomous Vehicles & Technology ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
CAC	Camden National Corp COM NPV	CommonStock	NASDAQ Stock Market
CACC	Credit Acceptance Corp COM NPV	CommonStock	NASDAQ Stock Market
CACI	CACI International Inc Class A Common Stock	CommonStock	New York Stock Exchange
CADL	Candel Therapeutics Inc COM USD0.01	CommonStock	NASDAQ Stock Market
CAE	CAE Inc. Common Shares	CommonStock	New York Stock Exchange
CAF	Morgan Stanley China A Share Fund, Inc. Common Stock	Fund	New York Stock Exchange
CAFG	Pacer US Small Cap Cash Cows Growth Leaders ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
CAFX	Professionally Managed Portfolios Congress Intermediate Bond ETF	ExchangeTradedFund	NYSE Arca
CAG	Conagra Brands, Inc. Common Stock	CommonStock	New York Stock Exchange
CAGE	Calamos ETF Trust Calamos Autocallable Growth ETF	ExchangeTradedFund	NYSE Arca

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
CAH	Cardinal Health, Inc. Common Shares	CommonStock	New York Stock Exchange
CAI	Caris Life Sciences Inc COM USD0.001	CommonStock	NASDAQ Stock Market
CAIE	Calamos ETF Trust Calamos Autocallable Income ETF	ExchangeTradedFund	NYSE Arca
CAIIU	Collective Acquisition Corp II UNIT (1 CLA 1/2 WT)	Unit	NASDAQ Stock Market
CAIQ	Calamos Nasdaq Autocallable Income ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
CAKE	Cheesecake Factory Inc (The) COM USD.01	CommonStock	NASDAQ Stock Market
CAL	Caleres, Inc. Common Stock	CommonStock	New York Stock Exchange
CALC	CalciMedica Inc COM USD.0001	CommonStock	NASDAQ Stock Market
CALF	Pacer US Small Cap Cash Cows ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
CALI	iShares Short-Term California Muni Active ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
CALM	Cal Maine Foods Inc COM USD.01	CommonStock	NASDAQ Stock Market
CALX	Calix, Inc. Common Stock	CommonStock	New York Stock Exchange
CALY	Callaway Golf Company Common Stock	CommonStock	New York Stock Exchange
CAM	AB Active ETFs, Inc. AB California Intermediate Municipal ETF	ExchangeTradedFund	NYSE Arca
CAML	Professionally Managed Portfolios Congress Large Cap Growth ETF	ExchangeTradedFund	NYSE Arca
CAMP	CAMP4 Therapeutics Corp COM USD0.0001	CommonStock	NASDAQ Stock Market
CAMT	Camtek Ltd ORD NIS.01	CommonStock	NASDAQ Stock Market
CAMX	The Advisors Inner Circle Fund Cambiar Aggressive Value ETF	ExchangeTradedFund	NYSE Arca
CAN	Canaan Inc ADS	AdrCommon	NASDAQ Stock Market
CANC	Tema Oncology ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
CANE	Teucrium Commodity Trust Teucrium Sugar Fund	ExchangeTradedVehicle	NYSE Arca
CANF	Can-Fite BioPharma Ltd. American Depositary Shares, each representing two (2) Ordi	AdrCommon	NYSE American
CANG	Cango Inc. Class A Ordinary Shares	CommonStock	New York Stock Exchange
CANQ	Calamos Nasdaq Equity & Income ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
CAOS	Alpha Architect Tail Risk ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
CAPE	DoubleLine ETF Trust DoubleLine Shiller CAPE U.S. Equities ETF	ExchangeTradedFund	NYSE Arca
CAPL	CrossAmerica Partners LP Common units representing limited partner interests	CommonStock	New York Stock Exchange
CAPN	Cayson Acquisition Corp ORD USD0.0001	CommonStock	NASDAQ Stock Market
CAPNR	Cayson Acquisition Corp Right	Right	NASDAQ Stock Market
CAPNU	Cayson Acquisition Corp UNIT(1ORD 1RT)	Unit	NASDAQ Stock Market
CAPR	Capricor Therapeutics Inc COM	CommonStock	NASDAQ Stock Market
CAPS	Capstone Therapeutics Corp COM USD.0005	CommonStock	NASDAQ Stock Market
CAQ	Cambridge Acquisition Corp CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
CAQUU	Cambridge Acquisition Corp UNIT (1CLA 1/3 WT)	Unit	NASDAQ Stock Market
CAQUW	Cambridge Acquisition Corp WT EXP 013031	Warrant	NASDAQ Stock Market
CAR	Avis Budget Group Inc COM USD.01	CommonStock	NASDAQ Stock Market
CARD	Bank of Montreal MAX Auto Industry -3X Inverse Leveraged ETNs	ExchangeTradedNote	NYSE Arca
CARE	Carter Bankshares Inc COM USD0.01	CommonStock	NASDAQ Stock Market
CARG	CarGurus Inc CL A COM USD.001	CommonStock	NASDAQ Stock Market
CARK	The Advisors' Inner Circle Fund II CastleArk Large Growth ETF	ExchangeTradedFund	NYSE Arca
CARL	Carlsmed Inc COM USD0.00001	CommonStock	NASDAQ Stock Market
CARR	Carrier Global Corporation Common Stock	CommonStock	New York Stock Exchange
CARS	Cars.com Inc. Common Stock	CommonStock	New York Stock Exchange
CART	Maplebear Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
CARU	Bank of Montreal MAX Auto Industry 3X Leveraged ETNs	ExchangeTradedNote	NYSE Arca
CARY	Angel Oak Income ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
CARZ	First Trust S-Network Future Vehicles & Technology ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
CAS	Simplify Exchange Traded Funds Simplify China A Shares PLUS Income ETF	ExchangeTradedFund	NYSE Arca
CASH	Pathward Financial Inc COM USD.01	CommonStock	NASDAQ Stock Market
CASS	Cass Information Systems Inc COM USD2.5	CommonStock	NASDAQ Stock Market
CAST	FreeCast Inc CL A COM USD0.0001	CommonStock	NASDAQ Stock Market
CASY	Casey's General Stores Inc. COM NPV	CommonStock	NASDAQ Stock Market
CAT	Caterpillar Inc. Common Stock	CommonStock	New York Stock Exchange
CATF	American Century ETF Trust American Century California Municipal Bond ETF	ExchangeTradedFund	NYSE Arca
CATG	Leverage Shares 2X Long CAT Daily ETF ETF	ExchangeTradedFund	CBOE BZX Exchange

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
CATH	Global X S&P 500 Catholic Values ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
CATO	The CATO Corporation Class A Common Stock	CommonStock	New York Stock Exchange
CATX	Perspective Therapeutics, Inc. Common Stock	CommonStock	NYSE American
CATY	Cathay General Bancorp COM USD.01	CommonStock	NASDAQ Stock Market
CAVA	CAVA Group, Inc. Common Stock	CommonStock	New York Stock Exchange
CB	Chubb Limited Common Shares	CommonStock	New York Stock Exchange
CBAN	Colony Bankcorp Inc. Common Stock	CommonStock	New York Stock Exchange
CBAT	CBAK Energy Technology Inc COM	CommonStock	NASDAQ Stock Market
CBC	Central Bancompany Inc COM	CommonStock	NASDAQ Stock Market
CBFV	CB Financial Services Inc COM USD0.4167	CommonStock	NASDAQ Stock Market
CBIL	Corgi 3-12 Month T-Bill ETF	ExchangeTradedFund	CBOE BZX Exchange
CBIO	Crescent Biopharma Inc COM USD.001	CommonStock	NASDAQ Stock Market
CBK	Commercial Bancgroup Inc COM USD0.01	CommonStock	NASDAQ Stock Market
CBL	CBL & Associates Properties, Inc. Common Stock	CommonStock	New York Stock Exchange
CBLL	CeriBell Inc COM USD0.001	CommonStock	NASDAQ Stock Market
CBLS	Elevation Series Trust Clough Hedged Equity ETF	ExchangeTradedFund	NYSE Arca
CBNA	Chain Bridge Bancorp, Inc. Class A common stock, par value $0.01 per share	CommonStock	New York Stock Exchange
CBNK	Capital Bancorp Inc COM	CommonStock	NASDAQ Stock Market
CBOA	Calamos Bitcoin Structured Alt Protection ETF - April ETF	ExchangeTradedFund	CBOE BZX Exchange
CBOE	Cboe Global Markets Inc COM USD0.01	CommonStock	CBOE BZX Exchange
CBOJ	Calamos Bitcoin Structured Alt Protection ETF - January ETF	ExchangeTradedFund	CBOE BZX Exchange
CBOL	Calamos Laddered Bitcoin Structured Alt Protection ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
CBON	VanEck ETF Trust VanEck China Bond ETF	ExchangeTradedFund	NYSE Arca
CBOO	Calamos Bitcoin Structured Alt Protection ETF - October ETF	ExchangeTradedFund	CBOE BZX Exchange
CBOT	Corgi Robots & Humanoids ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
CBOX	Calamos Tax-Aware Collateral ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
CBOY	Calamos Bitcoin Structured Alt Protection ETF - July ETF	ExchangeTradedFund	CBOE BZX Exchange
CBRE	CBRE Group, Inc. Class A Common Stock	CommonStock	New York Stock Exchange
CBRG	Leverage Shares 2X Long CBRS Daily ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
CBRL	Cracker Barrel Old Country Store Inc COM USD.5	CommonStock	NASDAQ Stock Market
CBRS	Cerebras Systems Inc CL A COM USD0.00001	CommonStock	NASDAQ Stock Market
CBRX	Tradr 2X Long CBRS Daily ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
CBRZ	Tradr 2X Short CBRS Daily ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
CBSE	Elevation Series Trust Clough Select Equity ETF	ExchangeTradedFund	NYSE Arca
CBSH	Commerce Bancshares Inc COM USD5	CommonStock	NASDAQ Stock Market
CBT	Cabot Corporation Common Stock	CommonStock	New York Stock Exchange
CBTA	Calamos Bitcoin 80 Series Structured Alt Protection ETF - April ETF	ExchangeTradedFund	CBOE BZX Exchange
CBTJ	Calamos Bitcoin 80 Series Structured Alt Protection ETF - January ETF	ExchangeTradedFund	CBOE BZX Exchange
CBTL	Calamos Laddered Bitcoin 80 Series Structured Alt Protection ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
CBTO	Calamos Bitcoin 80 Series Structured Alt Protection ETF - October ETF	ExchangeTradedFund	CBOE BZX Exchange
CBTY	Calamos Bitcoin 80 Series Structured Alt Protection ETF - July ETF	ExchangeTradedFund	CBOE BZX Exchange
CBU	Community Financial System, Inc. Common Stock	CommonStock	New York Stock Exchange
CBUS	Cibus Inc COM	CommonStock	NASDAQ Stock Market
CBXA	Calamos Bitcoin 90 Series Structured Alt Protection ETF - April ETF	ExchangeTradedFund	CBOE BZX Exchange
CBXJ	Calamos Bitcoin 90 Series Structured Alt Protection ETF January ETF	ExchangeTradedFund	CBOE BZX Exchange
CBXL	Calamos Laddered Bitcoin 90 Series Structured Alt Protection ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
CBXO	Calamos Bitcoin 90 Series Structured Alt Protection ETF - October ETF	ExchangeTradedFund	CBOE BZX Exchange
CBXY	Calamos Bitcoin 90 Series Structured Alt Protection ETF - July ETF	ExchangeTradedFund	CBOE BZX Exchange
CBZ	CBIZ, Inc. Common Stock	CommonStock	New York Stock Exchange
CC	The Chemours Company Common Stock	CommonStock	New York Stock Exchange
CCAP	Crescent Capital BDC Inc COM 0.001	CommonStock	NASDAQ Stock Market
CCAQ	Collective Acquisition Corp CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
CCAQU	Collective Acquisition Corp UNIT (1CLA 3/4 WT)	Unit	NASDAQ Stock Market
CCAQW	Collective Acquisition Corp WT EXP 073131	Warrant	NASDAQ Stock Market
CCB	Coastal Financial Corp COM	CommonStock	NASDAQ Stock Market

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
CCBG	Capital City Bank Group Inc COM USD.01	CommonStock	NASDAQ Stock Market
CCC	CCC Intelligent Solutions Holdings Inc COM	CommonStock	NASDAQ Stock Market
CCCC	C4 Therapeutics Inc COM	CommonStock	NASDAQ Stock Market
CCD	Calamos Dynamic Convertible & Income Fund COM NPV	CommonStock	NASDAQ Stock Market
CCEC	Capital Clean Energy Carriers Corp COM USD0.01	CommonStock	NASDAQ Stock Market
CCEF	Calamos ETF Trust Calamos CEF Income & Arbitrage ETF	ExchangeTradedFund	NYSE Arca
CCEL	Cryo-Cell International, Inc. Common Stock	CommonStock	NYSE American
CCEP	Coca-Cola Europacific Partners PLC ORD NPV	CommonStock	NASDAQ Stock Market
CCFE	Concourse Capital Focused Equity ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
CCG	Cheche Group Inc SHS CL A	CommonStock	NASDAQ Stock Market
CCGWW	Cheche Group Inc *W EXP 10/01/2030	Warrant	NASDAQ Stock Market
CCHH	CCH Holdings Ltd CL A ORD USD0.00001	CommonStock	NASDAQ Stock Market
CCI	Crown Castle Inc. Common Stock	CommonStock	New York Stock Exchange
CCID	Carlyle Credit Income Fund 7.375% Series D Preferred Shares due 2028	StructuredProduct	New York Stock Exchange
CCIF	Carlyle Credit Income Fund Shares of Beneficial Interest	Fund	New York Stock Exchange
CCII	Cohen Circle Acquisition Corp II CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
CCIIU	Cohen Circle Acquisition Corp II UNITS (1 ORD 1/4 WT)	Unit	NASDAQ Stock Market
CCIIW	Cohen Circle Acquisition Corp II WT EXP 070130	Warrant	NASDAQ Stock Market
CCIX	Churchill Capital Corp IX CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
CCIXU	Churchill Capital Corp IX UNIT (1 CLA, .25 WT)	Unit	NASDAQ Stock Market
CCIXW	Churchill Capital Corp IX WT EXP 033131	Warrant	NASDAQ Stock Market
CCJ	Cameco Corporation Common Shares	CommonStock	New York Stock Exchange
CCK	Crown Holdings, Inc. Common Stock	CommonStock	New York Stock Exchange
CCL	Carnival Corporation Ltd. Common Shares	CommonStock	New York Stock Exchange
CCLD	CareCloud Inc COM USD.001	CommonStock	NASDAQ Stock Market
CCM	Concord Medical Services Holdings Limited American Depositary Shares (Each represe	AdrCommon	New York Stock Exchange
CCNE	CNB Financial Corp/PA COM USD4.0	CommonStock	NASDAQ Stock Market
CCNEP	CNB Financial Corp/PA 7.125 DP SH PF A	PreferredStock	NASDAQ Stock Market
CCNR	CoreCommodity Natural Resources ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
CCO	Clear Channel Outdoor Holdings, Inc. Common Stock	CommonStock	New York Stock Exchange
CCOI	Cogent Communications Holdings Inc COM USD.001	CommonStock	NASDAQ Stock Market
CCOM	Simplify Exchange Traded Funds Simplify Chinese Commodities Strategy No K-1 ETF	ExchangeTradedFund	NYSE Arca
CCOR	Listed Funds Trust Core Alternative ETF	ExchangeTradedFund	NYSE Arca
CCPX	Corgi China 2x Daily ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
CCRN	Cross Country Healthcare Inc COM USD.01	CommonStock	NASDAQ Stock Market
CCRP	Columbia ETF Trust I Columbia Corporate Bond ETF	ExchangeTradedFund	NYSE Arca
CCS	Century Communities, Inc. Common Stock	CommonStock	New York Stock Exchange
CCSB	Carbon Collective Short Duration Green Bond ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
CCSI	Consensus Cloud Solutions Inc COM	CommonStock	NASDAQ Stock Market
CCSO	Carbon Collective Climate Solutions US Equity ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
CCTG	CCSC Technology International Holdings Ltd CL A ORD USD0.005	CommonStock	NASDAQ Stock Market
CCU	Compañía Cervecerías Unidas S.A. American Depositary Shares (Each representing tw	AdrCommon	New York Stock Exchange
CCUP	T-REX 2X Long CRCL Daily Target ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
CCXI	Churchill Capital Corp XI CL A ORD USD.0001	CommonStock	NASDAQ Stock Market
CCXIU	Churchill Capital Corp XI UNIT (1CLA 1/10 WT)	Unit	NASDAQ Stock Market
CCXIW	Churchill Capital Corp XI WT EXP 121030	Warrant	NASDAQ Stock Market
CCZ	Comcast Cable Communications Holdings, Inc. 2.0% Exchangeable Subordinated Debe	StructuredProduct	New York Stock Exchange
CD	Chaince Digital Holdings Inc ORD USD0.004	CommonStock	NASDAQ Stock Market
CDC	VictoryShares US EQ Income Enhanced Volatility Wtd ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
CDE	Coeur Mining, Inc. Common Stock	CommonStock	New York Stock Exchange
CDEI	Morgan Stanley ETF Trust Calvert US Large-Cap Diversity, Equity and Inclusion Index E	ExchangeTradedFund	NYSE Arca
CDIG	City Different Investments Global Equity ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
CDIO	Cardio Diagnostics Holdings Inc COM	CommonStock	NASDAQ Stock Market
CDIOW	Cardio Diagnostics Holdings Inc WT EXP 120126	Warrant	NASDAQ Stock Market
CDL	VictoryShares US Large Cap High Div Volatility Wtd ETF ETF	ExchangeTradedFund	NASDAQ Stock Market

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
CDLR	Cadeler A/S American Depositary Shares (each representing four (4) shares of Commo	AdrCommon	New York Stock Exchange
CDLX	Cardlytics Inc COM	CommonStock	NASDAQ Stock Market
CDNA	CareDx Inc COM USD.001	CommonStock	NASDAQ Stock Market
CDNL	Cardinal Infrastructure Group Inc CL A COM USD0.0001	CommonStock	NASDAQ Stock Market
CDNS	Cadence Design Systems Inc COM USD.01	CommonStock	NASDAQ Stock Market
CDP	COPT Defense Properties Common Shares of Beneficial Interest	CommonStock	New York Stock Exchange
CDRE	Cadre Holdings, Inc. Common Stock	CommonStock	New York Stock Exchange
CDRO	Codere Online Luxembourg SA ORD	CommonStock	NASDAQ Stock Market
CDROW	Codere Online Luxembourg SA WT EXP 112326	Warrant	NASDAQ Stock Market
CDRpB	Cedar Realty Trust, Inc. 7.25% Series B Cumulative Redeemable Preferred Stock	PreferredStock	New York Stock Exchange
CDRpC	Cedar Realty Trust, Inc. 6.50% Series C Cumulative Redeemable Preferred Stock	PreferredStock	New York Stock Exchange
CDT	CDT Equity Inc COM	CommonStock	NASDAQ Stock Market
CDTG	CDT Environmental Technology Investment Holdings LTD ORD USD0.0625	CommonStock	NASDAQ Stock Market
CDTTW	CDT Equity Inc WT EXP 092228	Warrant	NASDAQ Stock Market
CDW	CDW Corp COM USD.01	CommonStock	NASDAQ Stock Market
CDX	Simplify Exchange Traded Funds Simplify High Yield ETF	ExchangeTradedFund	NYSE Arca
CDXS	Codexis Inc COM USD.0001	CommonStock	NASDAQ Stock Market
CDZI	Cadiz Inc COM NPV	CommonStock	NASDAQ Stock Market
CDZIP	Cadiz Inc DEP SHS PFD SR A	AdrCommon	NASDAQ Stock Market
CE	Celanese Corporation Common Stock	CommonStock	New York Stock Exchange
CECO	CECO Environmental Corp. COM NPV	CommonStock	NASDAQ Stock Market
CEE	The Central and Eastern Europe Fund, Inc. Common Stock	Fund	New York Stock Exchange
CEF	Sprott Physical Gold and Silver Trust Units	ExchangeTradedVehicle	NYSE Arca
CEFA	Global X S&P Catholic Values Developed ex-US ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
CEFD	UBS AG ETRACS Monthly Pay 1.5X Leveraged Closed-End Fund Index ETN	ExchangeTradedNote	NYSE Arca
CEFS	Saba Closed-End Funds ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
CEFZ	RiverNorth Active Income ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
CEG	Constellation Energy Corp COM	CommonStock	NASDAQ Stock Market
CEGX	Tradr 2X Long CEG Daily ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
CELC	Celcuity Inc COM	CommonStock	NASDAQ Stock Market
CELGr	Bristol-Myers Squibb Company Celgene Contingent Value Rights	Right	New York Stock Exchange
CELH	Celsius Holdings Inc COM USD.001	CommonStock	NASDAQ Stock Market
CELU	Celularity Inc COM CL A	CommonStock	NASDAQ Stock Market
CELUW	Celularity Inc WT EXP 052426	Warrant	NASDAQ Stock Market
CELZ	Creative Medical Technology Holdings Inc COM USD0.001	CommonStock	NASDAQ Stock Market
CEMB	iShares J.P. Morgan EM Corporate Bond ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
CENN	Cenntro Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
CENT	Central Garden & Pet Co COM USD.01	CommonStock	NASDAQ Stock Market
CENTA	Central Garden & Pet Co CL A COM USD.01	CommonStock	NASDAQ Stock Market
CENX	Century Aluminum Co COM USD.01	CommonStock	NASDAQ Stock Market
CEPF	Cantor Equity Partners IV Inc CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
CEPI	REX Crypto Equity Premium Income ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
CEPO	Cantor Equity Partners I Inc CL A COM USD0.0001	CommonStock	NASDAQ Stock Market
CEPS	Cantor Equity Partners VI Inc CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
CEPT	Cantor Equity Partners II Inc CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
CEPU	Central Puerto S.A. American Depositary Shares each representing ten Common share	CommonStock	New York Stock Exchange
CEPV	Cantor Equity Partners V Inc CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
CERS	Cerus Corp COM USD.001	CommonStock	NASDAQ Stock Market
CERT	Certara Inc COM USD.01	CommonStock	NASDAQ Stock Market
CERY	SPDR Series Trust State Street SPDR Bloomberg Enhanced Roll Yield Commodity Strat	ExchangeTradedFund	NYSE Arca
CET	Central Securities Corp Common Stock	Fund	NYSE American
CETX	CEMTREX INC.	CommonStock	NASDAQ Stock Market
CETY	Clean Energy Technologies Inc COM USD.001	CommonStock	NASDAQ Stock Market
CEV	Eaton Vance California Municipal Income Trust Common Shares of Beneficial Interest	Fund	NYSE American
CEVA	CEVA Inc COM USD.001	CommonStock	NASDAQ Stock Market

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
CEW	WisdomTree Trust WisdomTree Emerging Currency Strategy Fund	ExchangeTradedFund	NYSE Arca
CF	CF Industries Holdings, Inc. Common Stock	CommonStock	New York Stock Exchange
CFA	VictoryShares US 500 Volatility Wtd ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
CFBK	CF Bankshares Inc COM USD.01	CommonStock	NASDAQ Stock Market
CFFI	C&F Financial Corp COM USD1	CommonStock	NASDAQ Stock Market
CFFN	Capitol Federal Financial Inc COM USD.01	CommonStock	NASDAQ Stock Market
CFG	Citizens Financial Group, Inc. Common Stock	CommonStock	New York Stock Exchange
CFGpE	Citizens Financial Group, Inc. Depositary Shares Each Representing 1/40th Interest in	PreferredStock	New York Stock Exchange
CFGpH	Citizens Financial Group, Inc. Depositary Shares Each Representing a 1/40th Interest	PreferredStock	New York Stock Exchange
CFGpI	Citizens Financial Group, Inc. Depositary Shares, Each Representing a 1/40th Interest	PreferredStock	New York Stock Exchange
CFIT	Cambria Fixed Income Trend ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
CFND	C1 Fund Inc. Common Stock	CommonStock	New York Stock Exchange
CFO	VictoryShares US 500 Enhanced Volatility Wtd ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
CFR	Cullen/Frost Bankers, Inc. Common Stock	CommonStock	New York Stock Exchange
CFRpB	Cullen/Frost Bankers, Inc. Depositary Shares, each representing a 1/40th ownership i	PreferredStock	New York Stock Exchange
CFTRpA	Cantor Fitzgerald Income Trust, Inc. 9.50% Series A Cumulative Redeemable Preferre	PreferredStock	New York Stock Exchange
CG	Carlyle Group Inc (The) COM	CommonStock	NASDAQ Stock Market
CGABL	Carlyle Finance L.L.C. STRUCTPROD	Unknown	NASDAQ Stock Market
CGAU	Centerra Gold Inc. Common Shares	CommonStock	New York Stock Exchange
CGBD	Carlyle Secured Lending Inc COM	CommonStock	NASDAQ Stock Market
CGBL	Capital Group Core Balanced ETF Capital Group Core Balanced ETF	ExchangeTradedFund	NYSE Arca
CGC	Canopy Growth Corp COM	CommonStock	NASDAQ Stock Market
CGCB	Capital Group Fixed Income ETF Trust Capital Group Core Bond ETF	ExchangeTradedFund	NYSE Arca
CGCP	Capital Group Fixed Income ETF Trust Capital Group Core Plus Income ETF	ExchangeTradedFund	NYSE Arca
CGCT	Cartesian Growth Corp III CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
CGCTU	Cartesian Growth Corp III UNITS (1COM 1/2WT)	Unit	NASDAQ Stock Market
CGCTW	Cartesian Growth Corp III WT EXP 022832	Warrant	NASDAQ Stock Market
CGCV	Capital Group Conservative Equity ETF Capital Group Conservative Equity ETF	ExchangeTradedFund	NYSE Arca
CGDG	Capital Group Dividend Growers ETF Capital Group Dividend Growers ETF	ExchangeTradedFund	NYSE Arca
CGDV	Capital Group Dividend Value ETF Capital Group Dividend Value ETF	ExchangeTradedFund	NYSE Arca
CGEM	Cullinan Therapeutics Inc COM	CommonStock	NASDAQ Stock Market
CGEN	Compugen Ltd ORD	CommonStock	NASDAQ Stock Market
CGGE	Capital Group Global Equity ETF Capital Group Global Equity ETF	ExchangeTradedFund	NYSE Arca
CGGG	Capital Group Equity ETF Trust I Capital Group U.S. Large Growth ETF	ExchangeTradedFund	NYSE Arca
CGGO	Capital Group Global Growth Equity ETF Capital Group Global Growth Equity ETF	ExchangeTradedFund	NYSE Arca
CGGR	Capital Group Growth ETF Capital Group Growth ETF	ExchangeTradedFund	NYSE Arca
CGHM	Capital Group Fixed Income ETF Trust Capital Group Municipal High-Income ETF	ExchangeTradedFund	NYSE Arca
CGHY	Capital Group Fixed Income ETF Trust Capital Group High Yield Bond ETF	ExchangeTradedFund	NYSE Arca
CGIB	Capital Group Fixed Income ETF Trust Capital Group International Bond ETF (USD-Hec	ExchangeTradedFund	NYSE Arca
CGIC	Capital Group International Core Equity ETF Capital Group International Core Equity E	ExchangeTradedFund	NYSE Arca
CGIE	Capital Group International Equity ETF Capital Group International Equity ETF	ExchangeTradedFund	NYSE Arca
CGMM	Capital Group Equity ETF Trust I Capital Group U.S. Small and Mid Cap ETF	ExchangeTradedFund	NYSE Arca
CGMS	Capital Group Fixed Income ETF Trust Capital Group U.S. Multi-Sector Income ETF	ExchangeTradedFund	NYSE Arca
CGMU	Capital Group Fixed Income ETF Trust Capital Group Municipal Income ETF	ExchangeTradedFund	NYSE Arca
CGNG	Capital Group New Geography Equity ETF Capital Group New Geography Equity ETF	ExchangeTradedFund	NYSE Arca
CGNT	Cognyte Software Ltd COM USD0.001	CommonStock	NASDAQ Stock Market
CGNX	Cognex Corporation COM USD.002	CommonStock	NASDAQ Stock Market
CGO	Calamos Global Total Return Fund UNTS USD	CommonStock	NASDAQ Stock Market
CGON	CG Oncology Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
CGOV	Corgi 0-3 Month T-Bill ETF	ExchangeTradedFund	CBOE BZX Exchange
CGRO	Tidal Trust II CoreValues Alpha Greater China Growth ETF	ExchangeTradedFund	NYSE Arca
CGSD	Capital Group Fixed Income ETF Trust Capital Group Short Duration Income ETF	ExchangeTradedFund	NYSE Arca
CGSM	Capital Group Fixed Income ETF Trust Capital Group Short Duration Municipal Income	ExchangeTradedFund	NYSE Arca
CGTL	Creative Global Technology Holdings Ltd CL A ORD USD0.001	CommonStock	NASDAQ Stock Market
CGTX	Cognition Therapeutics Inc COM USD0.001	CommonStock	NASDAQ Stock Market

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
CGUI	Capital Group Fixed Income ETF Trust Capital Group Ultra Short Income ETF	ExchangeTradedFund	NYSE Arca
CGUS	Capital Group Core Equity ETF Capital Group Core Equity ETF	ExchangeTradedFund	NYSE Arca
CGV	Two Roads Shared Trust Conductor Global Equity Value ETF	ExchangeTradedFund	New York Stock Exchange
CGVV	Capital Group Equity ETF Trust I Capital Group U.S. Large Value ETF	ExchangeTradedFund	NYSE Arca
CGW	Invesco Exchange-Traded Fund Trust II Invesco S&P Global Water Index ETF	ExchangeTradedFund	NYSE Arca
CGXU	Capital Group International Focus Equity ETF Capital Group International Focus Equity	ExchangeTradedFund	NYSE Arca
CHA	Chagee Holdings Limited ADS	AdrCommon	NASDAQ Stock Market
CHAI	Core AI Holdings Inc COM NPV	CommonStock	NASDAQ Stock Market
CHAR	Charlton Aria Acquisition Corp ORD	CommonStock	NASDAQ Stock Market
CHARR	Charlton Aria Acquisition Corporation Rights	Right	NASDAQ Stock Market
CHARU	Charlton Aria Acquisition Corp UNIT (1CLA 1RT)	Unit	NASDAQ Stock Market
CHAT	Tidal Trust II Roundhill Generative AI & Technology ETF	ExchangeTradedFund	NYSE Arca
CHAU	Direxion Shares ETF Trust Direxion Daily CSI 300 China A Share Bull 2X ETF	ExchangeTradedFund	NYSE Arca
CHCI	Comstock Holding Cos Inc CL A COM USD.01	CommonStock	NASDAQ Stock Market
CHCO	City Holding Co COM NPV	CommonStock	NASDAQ Stock Market
CHCT	Community Healthcare Trust Incorporated Common Stock, $0.01 par value per share	CommonStock	New York Stock Exchange
CHD	Church & Dwight Co., Inc. Common Stock	CommonStock	New York Stock Exchange
CHDN	Churchill Downs Inc COM NPV	CommonStock	NASDAQ Stock Market
CHE	Chemed Corporation Capital Stock	CommonStock	New York Stock Exchange
CHEC	Chenghe Acquisition III Co CL A ORD 0.0001	CommonStock	NASDAQ Stock Market
CHECU	Chenghe Acquisition III Co UNIT (1CLA 1/2 WT)	Unit	NASDAQ Stock Market
CHECW	Chenghe Acquisition III Co WT EXP 090930	Warrant	NASDAQ Stock Market
CHEF	Chefs' Warehouse Inc (The) COM USD.01	CommonStock	NASDAQ Stock Market
CHGG	Chegg, Inc. Common Stock	CommonStock	New York Stock Exchange
CHGX	Stance Sustainable Beta ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
CHH	Choice Hotels International, Inc. Common Stock	CommonStock	New York Stock Exchange
CHI	Calamos Convertible Opportunities and Income Fund SH BEN INT	CommonStock	NASDAQ Stock Market
CHIQ	Global X Funds Global X MSCI China Consumer Discretionary ETF	ExchangeTradedFund	NYSE Arca
CHKP	Check Point Software Technologies Ltd ORD NIS.01	CommonStock	NASDAQ Stock Market
CHMG	Chemung Financial Corp COM USD.01	CommonStock	NASDAQ Stock Market
CHMI	Cherry Hill Mortgage Investment Corporation Common stock, $0.01 par value	CommonStock	New York Stock Exchange
CHMIpA	Cherry Hill Mortgage Investment Corporation 8.20% Series A Cumulative Redeemable	PreferredStock	New York Stock Exchange
CHMIpB	Cherry Hill Mortgage Investment Corporation 8.250% Series B Fixed-to-Floating Rate (	PreferredStock	New York Stock Exchange
CHNL	Chainlink ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
CHNR	China Natural Resources Inc COM USD.001	CommonStock	NASDAQ Stock Market
CHNU	2x Chainlink ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
CHOW	ChowChow Cloud International Holdings Limited Ordinary Shares	CommonStock	NYSE American
CHPG	ChampionsGate Acquisition Corp CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
CHPGR	ChampionsGate Acquisition Corporation Rights	Right	NASDAQ Stock Market
CHPGU	ChampionsGate Acquisition Corp UNIT(1 CLA 1RT)	Unit	NASDAQ Stock Market
CHPS	Xtrackers Semiconductor Select Equity ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
CHPT	ChargePoint Holdings, Inc. Common Stock	CommonStock	New York Stock Exchange
CHPX	Global X AI Semiconductor & Quantum ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
CHPY	Tidal Trust II YieldMax Semiconductor Portfolio Option Income ETF	ExchangeTradedFund	NYSE Arca
CHR	Cheer Holding Inc CL A COM USD0.15	CommonStock	NASDAQ Stock Market
CHRD	Chord Energy Corp COM	CommonStock	NASDAQ Stock Market
CHRI	Global X S&P 500 Christian Values ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
CHRN	ChronoScale Corp COM USD0.001	CommonStock	NASDAQ Stock Market
CHRS	Coherus Oncology Inc COM USD.0001	CommonStock	NASDAQ Stock Market
CHRW	C.H. Robinson Worldwide Inc. COM USD.1	CommonStock	NASDAQ Stock Market
CHSCL	CHS Inc PFD B SR 4	PreferredStock	NASDAQ Stock Market
CHSCM	CHS Inc PFD B SR 3	PreferredStock	NASDAQ Stock Market
CHSCN	CHS Inc PFD B SR 2 RST	PreferredStock	NASDAQ Stock Market
CHSCO	CHS Inc PFD CL B	PreferredStock	NASDAQ Stock Market
CHSCP	CHS Inc PFD 8%	PreferredStock	NASDAQ Stock Market

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
CHSN	Chanson International Holding CL A ORD USD0.01	CommonStock	NASDAQ Stock Market
CHT	Chunghwa Telecom Co., Ltd. American Depositary Shares (Each representing 10 Com	AdrCommon	New York Stock Exchange
CHTR	Charter Communications Inc CL A NEW	CommonStock	NASDAQ Stock Market
CHW	Calamos Global Dynamic Income Fund CLOSED END	CommonStock	NASDAQ Stock Market
CHWY	Chewy, Inc. Class A common stock, par value $0.01 per share	CommonStock	New York Stock Exchange
CHY	Calamos Convertible and High Income Fund COM NPV	CommonStock	NASDAQ Stock Market
CHYG	Corgi 0-5 Year High Yield Corporate Bond ETF	ExchangeTradedFund	CBOE BZX Exchange
CHYM	Chime Financial Inc CL A COM USD0.0001	CommonStock	NASDAQ Stock Market
CI	The Cigna Group Common Stock	CommonStock	New York Stock Exchange
CIA	Citizens, Inc. Class A Common Stock	CommonStock	New York Stock Exchange
CIB	Grupo Cibest S.A. American Depositary Shares (each representing four (4) Preferred S	AdrCommon	New York Stock Exchange
CIBR	First Trust NASDAQ Cybersecurity ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
CICB	CION Investment Corporation 7.50% Notes due 2029	StructuredProduct	New York Stock Exchange
CICC	CION Investment Corporation 7.50% Notes due 2031	StructuredProduct	New York Stock Exchange
CIEG	Leverage Shares 2X Long CIEN Daily ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
CIEI	Corgi 3-7 Year Treasury Bond ETF	ExchangeTradedFund	CBOE BZX Exchange
CIEN	Ciena Corporation Common Stock, $0.01 par value per share	CommonStock	New York Stock Exchange
CIF	MFS Intermediate High Income Fund Common Shares of Beneficial Interest	Fund	New York Stock Exchange
CIFG	Leverage Shares 2X Long CIFR Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
CIFR	Cipher Digital Inc COM	CommonStock	NASDAQ Stock Market
CIFU	T-REX 2X Long CIFR Daily Target ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
CIG	Companhia Energética de Minas Gerais-CEMIG American Depositary Shares (Each rep	AdrCommon	New York Stock Exchange
CIG.C	Companhia Energética de Minas Gerais-CEMIG American Depositary Shares (each rep	AdrCommon	New York Stock Exchange
CIGI	Colliers International Group Inc COM NPV SVTG	CommonStock	NASDAQ Stock Market
CII	BlackRock Enhanced Large Cap Core Fund, Inc. Common Stock	Fund	New York Stock Exchange
CIIT	Tianci International Inc COM	CommonStock	NASDAQ Stock Market
CIK	Credit Suisse Asset Management Income Fund Inc Common Stock	Fund	NYSE American
CIM	Chimera Investment Corporation Common Stock	CommonStock	New York Stock Exchange
CIMN	Chimera Investment Corporation 9.000% Senior Notes due 2029	StructuredProduct	New York Stock Exchange
CIMO	Chimera Investment Corporation 9.250% Senior Notes due 2029	StructuredProduct	New York Stock Exchange
CIMP	Chimera Investment Corporation 8.875% Senior Notes due 2030	StructuredProduct	New York Stock Exchange
CIMpA	Chimera Investment Corporation 8.00% Series A Cumulative Redeemable Preferred S	PreferredStock	New York Stock Exchange
CIMpB	Chimera Investment Corporation 8.00% Series B Fixed-to-Floating Rate Cumulative Re	PreferredStock	New York Stock Exchange
CIMpC	Chimera Investment Corporation 7.75% Series C Fixed-to-Floating Rate Cumulative Re	PreferredStock	New York Stock Exchange
CIMpD	Chimera Investment Corporation 8.00% Series D Fixed-to-Floating Rate Cumulative Re	PreferredStock	New York Stock Exchange
CINF	Cincinnati Financial Corp COM USD2	CommonStock	NASDAQ Stock Market
CING	Cingulate Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
CINGW	Cingulate Inc WT EXP 120326	Warrant	NASDAQ Stock Market
CINT	CI&T Inc Class A Common Shares	CommonStock	New York Stock Exchange
CION	CION Investment Corporation Common Stock	CommonStock	New York Stock Exchange
CISO	CISO Global Inc COM USD0.00001	CommonStock	NASDAQ Stock Market
CISS	C3is Inc COM	CommonStock	NASDAQ Stock Market
CITR	CitroTech Inc. Common Stock	CommonStock	NYSE American
CIVB	Civista Bancshares Inc COM NPV	CommonStock	NASDAQ Stock Market
CIVG	Corgi 1-5 Year Investment Grade Corporate Bond ETF	ExchangeTradedFund	CBOE BZX Exchange
CIX	CompX International Inc. Class A Common stock	CommonStock	NYSE American
CJMB	Callan JMB Inc COM USD0.001	CommonStock	NASDAQ Stock Market
CJUN	Corgi U.S. Equities 15 Structured Buffer ETF - June Series ETF	ExchangeTradedFund	CBOE BZX Exchange
CKX	CKX Lands Inc Common Stock	CommonStock	NYSE American
CL	Colgate-Palmolive Company Common Stock	CommonStock	New York Stock Exchange
CLAR	Clarus Corp COM USD.0001	CommonStock	NASDAQ Stock Market
CLB	Core Laboratories Inc. Common Stock	CommonStock	New York Stock Exchange
CLBK	Columbia Financial Inc COM	CommonStock	NASDAQ Stock Market
CLBR	Colombier Acquisition Corp. III Class A Ordinary Shares	CommonStock	New York Stock Exchange
CLBR.U	Colombier Acquisition Corp. III Units, each consisting of one Class A ordinary share an	Unit	New York Stock Exchange

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
CLBR.WS	Colombier Acquisition Corp. III Warrants, each whole warrant exercisable for one Clas	Warrant	New York Stock Exchange
CLBT	Cellebrite DI Ltd COM	CommonStock	NASDAQ Stock Market
CLCG	Crossmark ETF Trust Crossmark Large Cap Growth ETF	ExchangeTradedFund	NYSE Arca
CLCV	Crossmark ETF Trust Crossmark Large Cap Value ETF	ExchangeTradedFund	NYSE Arca
CLDI	Calidi Biotherapeutics, Inc. Common Stock	CommonStock	NYSE American
CLDT	Chatham Lodging Trust Common Shares of Beneficial Interest	CommonStock	New York Stock Exchange
CLDTpA	Chatham Lodging Trust 6.625% Series A Cumulative Redeemable Preferred Shares of	PreferredStock	New York Stock Exchange
CLDX	Celldex Therapeutics Inc COM	CommonStock	NASDAQ Stock Market
CLF	Cleveland-Cliffs Inc. Common Shares	CommonStock	New York Stock Exchange
CLFD	Clearfield Inc COM USD.01	CommonStock	NASDAQ Stock Market
CLGN	CollPlant Biotechnologies Ltd ORD SHS	CommonStock	NASDAQ Stock Market
CLH	Clean Harbors, Inc. Common Stock	CommonStock	New York Stock Exchange
CLIK	Click Holdings Ltd ORD	CommonStock	NASDAQ Stock Market
CLIM	Exchange Listed Funds Trust Climate Global - Climate Resilient REIT Index ETF	ExchangeTradedFund	NYSE Arca
CLIP	Global X Funds Global X 1-3 Month T-Bill ETF	ExchangeTradedFund	NYSE Arca
CLIR	ClearSign Technologies Corp COM USD.0001	CommonStock	NASDAQ Stock Market
CLIX	ProShares Trust ProShares Long Online/Short Stores ETF	ExchangeTradedFund	NYSE Arca
CLLS	Cellectis SA ADR	AdrCommon	NASDAQ Stock Market
CLM	Cornerstone Strategic Investment Fund, Inc. Common Shares	Fund	NYSE American
CLMB	Climb Global Solutions Inc COM USD.01	CommonStock	NASDAQ Stock Market
CLMT	Calumet Inc COM	CommonStock	NASDAQ Stock Market
CLNE	Clean Energy Fuels Corp COM USD.0001	CommonStock	NASDAQ Stock Market
CLNK	Bitwise Chainlink ETF Bitwise Chainlink ETF	ExchangeTradedVehicle	NYSE Arca
CLNN	Clene Inc COM	CommonStock	NASDAQ Stock Market
CLOA	iShares AAA CLO Active ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
CLOB	VanEck ETF Trust VanEck AA-BB CLO ETF	ExchangeTradedFund	NYSE Arca
CLOC	ETF Series Solutions AAM Crescent CLO ETF	ExchangeTradedFund	NYSE Arca
CLOD	Themes Cloud Computing ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
CLOI	VanEck ETF Trust VanEck CLO ETF	ExchangeTradedFund	NYSE Arca
CLOO	New York Life Investments Active ETF Trust NYLI Investment Grade CLO ETF	ExchangeTradedFund	NYSE Arca
CLOU	Global X Funds - Global X Cloud Computing ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
CLOV	Clover Health Investments Corp COM CL A	CommonStock	NASDAQ Stock Market
CLOX	Series Portfolios Trust Eldridge AAA CLO ETF	ExchangeTradedFund	NYSE Arca
CLOZ	Series Portfolios Trust Eldridge BBB-B CLO ETF	ExchangeTradedFund	NYSE Arca
CLPR	Clipper Realty Inc. Common Stock	CommonStock	New York Stock Exchange
CLPS	CLPS Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
CLPT	ClearPoint Neuro Inc COM USD.01	CommonStock	NASDAQ Stock Market
CLRB	Cellectar Biosciences Inc COM USD0.00001	CommonStock	NASDAQ Stock Market
CLRO	ClearOne Inc COM USD.001	CommonStock	NASDAQ Stock Market
CLS	Celestica Inc. Common Shares	CommonStock	New York Stock Exchange
CLSE	Convergence Long/Short Equity ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
CLSK	CleanSpark Inc COM	CommonStock	NASDAQ Stock Market
CLSKW	CleanSpark Inc WT EXP 122928	Warrant	NASDAQ Stock Market
CLSM	ETC Cabana Target Leading Sector Moderate ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
CLST	Catalyst Bancorp Inc COM USD0.01	CommonStock	NASDAQ Stock Market
CLSX	Tradr 2X Long CLSK Daily ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
CLSZ	Tradr 2X Short CLSK Daily ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
CLUB	Exchange Listed Funds Trust Billionaires Club ETF	ExchangeTradedFund	NYSE Arca
CLVT	Clarivate Plc Ordinary Shares	CommonStock	New York Stock Exchange
CLW	Clearwater Paper Corporation Common Stock	CommonStock	New York Stock Exchange
CLWT	Euro Tech Holdings Co Ltd COM USD.01	CommonStock	NASDAQ Stock Market
CLX	The Clorox Company Common Stock	CommonStock	New York Stock Exchange
CLYM	Climb Bio Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
CM	Canadian Imperial Bank of Commerce Common Shares	CommonStock	New York Stock Exchange
CMAG	Corgi Mag 7 ETF ETF	ExchangeTradedFund	CBOE BZX Exchange

Pearl Equities Securities List as of 6/4/2026			
Symbol	**Security Name**	**Security Class**	**Listed Exchange**
CMAY	Corgi U.S. Equities 15 Structured Buffer ETF - May Series ETF	ExchangeTradedFund	CBOE BZX Exchange
CMBO	Wayfinder Dynamic U.S. Interest Rate ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
CMBS	iShares Trust iShares CMBS ETF	ExchangeTradedFund	NYSE Arca
CMBT	CMB.TECH NV Ordinary Shares	CommonStock	New York Stock Exchange
CMC	Commercial Metals Company Common Stock	CommonStock	New York Stock Exchange
CMCI	VanEck CMCI Commodity Strategy ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
CMCL	Caledonia Mining Corporation Plc Common Shares	CommonStock	NYSE American
CMCM	Cheetah Mobile Inc. American Depositary Shares, each representing fifty (50) Class A	AdrCommon	New York Stock Exchange
CMCO	Columbus McKinnon Corp COM USD.01	CommonStock	NASDAQ Stock Market
CMCSA	Comcast Corp CL A COM USD1	CommonStock	NASDAQ Stock Market
CMCT	Creative Media & Community Trust Corporation DHD BEN INT USD0.001	CommonStock	NASDAQ Stock Market
CMDB	Costamare Bulkers Holdings Limited Common Stock	CommonStock	New York Stock Exchange
CMDT	PIMCO ETF Trust PIMCO Commodity Strategy Active Exchange-Traded Fund	ExchangeTradedFund	NYSE Arca
CMDY	iShares U.S. ETF Trust iShares Bloomberg Roll Select Commodity Strategy ETF	ExchangeTradedFund	NYSE Arca
CME	CME Group Inc CL A COM USD.01	CommonStock	NASDAQ Stock Market
CMF	iShares Trust iShares California Muni Bond ETF	ExchangeTradedFund	NYSE Arca
CMG	Chipotle Mexican Grill, Inc. Common Stock	CommonStock	New York Stock Exchange
CMGG	Leverage Shares 2X Long CMG Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
CMI	Cummins Inc. Common Stock	CommonStock	New York Stock Exchange
CMII	Columbus Circle Capital Corp II CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
CMIIU	Columbus Circle Capital Corp II UNIT (1 CLA 1/3 WT)	Unit	NASDAQ Stock Market
CMIIW	Columbus Circle Capital Corp II WT EXP 021131	Warrant	NASDAQ Stock Market
CMMB	Chemomab Therapeutics Ltd ADS	AdrCommon	NASDAQ Stock Market
CMND	Clearmind Medicine Inc COM	CommonStock	NASDAQ Stock Market
CMP	Compass Minerals International, Inc. Common Stock	CommonStock	New York Stock Exchange
CMPR	Cimpress PLC COM USD.001	CommonStock	NASDAQ Stock Market
CMPS	COMPASS Pathways plc ADR	AdrCommon	NASDAQ Stock Market
CMPX	Compass Therapeutics Inc COM	CommonStock	NASDAQ Stock Market
CMRC	COMMERCE.COM INC COM USD0.0001	CommonStock	NASDAQ Stock Market
CMRE	Costamare Inc. Common Stock	CommonStock	New York Stock Exchange
CMREpB	Costamare Inc. 7.625% Series B Cumulative Redeemable Perpetual Preferred Stock	PreferredStock	New York Stock Exchange
CMREpC	Costamare Inc. 8.50% Series C Cumulative Redeemable Perpetual Preferred Stock	PreferredStock	New York Stock Exchange
CMREpD	Costamare Inc. 8.75% Series D Cumulative Redeemable Perpetual Preferred Stock,	PreferredStock	New York Stock Exchange
CMS	CMS Energy Corporation Common Stock	CommonStock	New York Stock Exchange
CMSA	CMS Energy Corporation 5.625% Junior Subordinated Notes due 2078	StructuredProduct	New York Stock Exchange
CMSC	CMS Energy Corporation 5.875% Junior Subordinated Notes due 2078	StructuredProduct	New York Stock Exchange
CMSD	CMS Energy Corporation 5.875% Junior Subordinated Notes due 2079	StructuredProduct	New York Stock Exchange
CMSpB	Consumers Energy Company $4.50 Cumulative Preferred Stock	PreferredStock	New York Stock Exchange
CMSpC	CMS Energy Corporation Depositary Shares, each representing a 1/1,000th interest in	PreferredStock	New York Stock Exchange
CMT	Core Molding Technolgies, Inc. Common Stock	CommonStock	NYSE American
CMTG	Claros Mortgage Trust, Inc. Common Stock	CommonStock	New York Stock Exchange
CMTL	Comtech Telecommunications Corp. COM NPV	CommonStock	NASDAQ Stock Market
CMTV	Community Bancorp/VT COM NPV	CommonStock	NASDAQ Stock Market
CMU	MFS High Yield Municipal Trust Common Shares of Beneficial Interest	Fund	New York Stock Exchange
CNA	CNA Financial Corp. Common Stock	CommonStock	New York Stock Exchange
CNAV	Mohr Company Nav ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
CNBS	Amplify ETF Trust Amplify Seymour Cannabis ETF	ExchangeTradedFund	NYSE Arca
CNC	Centene Corporation Common Stock	CommonStock	New York Stock Exchange
CNCG	Leverage Shares 2X Long CNC Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
CNCK	Coincheck Group NV ORD	CommonStock	NASDAQ Stock Market
CNCKW	Coincheck Group NV WT EXP 121029	Warrant	NASDAQ Stock Market
CNDT	Conduent Inc COM USD1	CommonStock	NASDAQ Stock Market
CNEQ	The Alger ETF Trust Alger Concentrated Equity ETF	ExchangeTradedFund	NYSE Arca
CNET	ZW Data Action Technologies Inc COM	CommonStock	NASDAQ Stock Market
CNEY	CN Energy Group Inc CL A ORD	CommonStock	NASDAQ Stock Market

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
CNF	CNFinance Holdings Limited ADS representing two hundred (200) ordinary shares	AdrCommon	New York Stock Exchange
CNH	CNH Industrial N.V. Common Shares	CommonStock	New York Stock Exchange
CNI	Canadian National Railway Company Common Shares	CommonStock	New York Stock Exchange
CNK	Cinemark Holdings, Inc. Common Stock	CommonStock	New York Stock Exchange
CNL	Collective Mining Ltd. Common Shares	CommonStock	NYSE American
CNM	Core & Main, Inc. Class A Common Stock	CommonStock	New York Stock Exchange
CNMD	CONMED Corporation Common Stock	CommonStock	New York Stock Exchange
CNNE	Cannae Holdings, Inc. Common Stock	CommonStock	New York Stock Exchange
CNO	CNO Financial Group, Inc. Common Stock	CommonStock	New York Stock Exchange
CNOB	ConnectOne Bancorp Inc COM NPV	CommonStock	NASDAQ Stock Market
CNOBP	ConnectOne Bancorp Inc PFD SER A	Unknown	NASDAQ Stock Market
CNOpA	CNO Financial Group, Inc. 5.125% Subordinated Debentures due 2060	StructuredProduct	New York Stock Exchange
CNP	CenterPoint Energy, Inc. Common Stock	CommonStock	New York Stock Exchange
CNQ	Canadian Natural Resources Limited Common Shares	CommonStock	New York Stock Exchange
CNQQ	Rayliant-ChinaAMC Transformative China Tech ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
CNR	Core Natural Resources, Inc. Common Stock	CommonStock	New York Stock Exchange
CNRG	SPDR Series Trust State Street SPDR S&P Kensho Clean Power ETF	ExchangeTradedFund	NYSE Arca
CNS	Cohen & Steers, Inc. Common Stock	CommonStock	New York Stock Exchange
CNSP	CNS Pharmaceuticals Inc COM	CommonStock	NASDAQ Stock Market
CNTA	Centessa Pharmaceuticals plc ADR	AdrCommon	NASDAQ Stock Market
CNTB	Connect Biopharma Holdings Ltd ORD	CommonStock	NASDAQ Stock Market
CNTN	Canton Strategic Holdings Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
CNTX	Context Therapeutics Inc COM USD0.001	CommonStock	NASDAQ Stock Market
CNTY	Century Casinos Inc COM USD.01	CommonStock	NASDAQ Stock Market
CNVS	Cineverse Corp COM USD.001	CommonStock	NASDAQ Stock Market
CNX	CNX Resources Corporation Common Stock	CommonStock	New York Stock Exchange
CNXC	Concentrix Corp COM	CommonStock	NASDAQ Stock Market
CNXN	PC Connection Inc COM USD.01	CommonStock	NASDAQ Stock Market
CNXT	VanEck ETF Trust VanEck ChiNext Innovators ETF	ExchangeTradedFund	NYSE Arca
CNXU	Conexeu Sciences Inc COM USD0.001	CommonStock	NASDAQ Stock Market
CNYA	iShares MSCI China A ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
COAG	Hemab Therapeutics Holdings Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
COAL	Exchange Traded Concepts Trust Range Global Coal Index ETF	ExchangeTradedFund	NYSE Arca
COCH	Envoy Medical Inc CL A COM USD0.0001	CommonStock	NASDAQ Stock Market
COCHW	Envoy Medical Inc WT EXP 9/29/2028	Warrant	NASDAQ Stock Market
COCO	Vita Coco Company Inc COM USD0.01	CommonStock	NASDAQ Stock Market
COCP	Cocrystal Pharma Inc COM USD.001	CommonStock	NASDAQ Stock Market
CODA	Coda Octopus Group Inc COM USD.01	CommonStock	NASDAQ Stock Market
CODI	Compass Diversified Shares representing beneficial interest in Compass Diversified Ho	CommonStock	New York Stock Exchange
CODIpA	Compass Diversified 7.250% Series A Preferred Shares representing beneficial interes	PreferredStock	New York Stock Exchange
CODIpB	Compass Diversified 7.875% Series B Fixed-to-Floating Rate Cumulative Preferred Sha	PreferredStock	New York Stock Exchange
CODIpC	Compass Diversified 7.875% Series C Cumulative Preferred Shares representing benef	PreferredStock	New York Stock Exchange
CODX	Co-Diagnostic Inc COM 0.001USD	CommonStock	NASDAQ Stock Market
COE	51Talk Online Education Group American Depositary Shares, each representing sixty (	AdrCommon	NYSE American
COF	Capital One Financial Corporation Common Stock	CommonStock	New York Stock Exchange
COFS	ChoiceOne Financial Services Inc COM NPV	CommonStock	NASDAQ Stock Market
COFpI	Capital One Financial Corporation Depositary shares each representing a 1/40th inter	PreferredStock	New York Stock Exchange
COFpJ	Capital One Financial Corporation Depositary Shares, Each Representing a 1/40th Inte	PreferredStock	New York Stock Exchange
COFpK	Capital One Financial Corporation Depositary Shares, Each Representing a 1/40th Ow	PreferredStock	New York Stock Exchange
COFpL	Capital One Financial Corporation Depositary Shares, Each Representing a 1/40th Ow	PreferredStock	New York Stock Exchange
COFpN	Capital One Financial Corporation Depositary Shares, Each Representing a 1/40th Ow	PreferredStock	New York Stock Exchange
COGT	Cogent Biosciences Inc COM 0.001	CommonStock	NASDAQ Stock Market
COHH	Leverage Shares 2X Long COHR Daily ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
COHN	Cohen & Company Inc. Common Stock	CommonStock	NYSE American
COHR	Coherent Corp. Common Stock	CommonStock	New York Stock Exchange

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
COHU	Cohu Inc COM USD1	CommonStock	NASDAQ Stock Market
COHX	Tradr 2X Long COHR Daily ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
COIA	ProShares Trust ProShares Ultra COIN	ExchangeTradedFund	NYSE Arca
COIG	Leverage Shares 2X Long COIN Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
COII	REX COIN Covered Call ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
COIN	COINBASE GLOBAL INC COM CL A	CommonStock	NASDAQ Stock Market
COIO	Leverage Shares 2x Capped Accelerated COIN Monthly ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
COIW	Roundhill COIN WeeklyPay ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
COKE	Coca Cola Consolidated Inc COM USD1	CommonStock	NASDAQ Stock Market
COLA	Columbus Acquisition Corp ORD USD0.0001	CommonStock	NASDAQ Stock Market
COLAR	Columbus Acquisition Corp Rights	Right	NASDAQ Stock Market
COLAU	Columbus Acquisition Corp UNIT(1 ORD 1RT)	Unit	NASDAQ Stock Market
COLB	Columbia Banking System Inc COM USD.833	CommonStock	NASDAQ Stock Market
COLD	Americold Realty Trust, Inc. Common Stock	CommonStock	New York Stock Exchange
COLL	Collegium Pharmaceutical Inc COM USD0.001	CommonStock	NASDAQ Stock Market
COLM	Columbia Sportswear Co COM NPV	CommonStock	NASDAQ Stock Market
COLO	Global X Funds Global X MSCI Colombia ETF	ExchangeTradedFund	NYSE Arca
COM	Direxion Shares ETF Trust Direxion Auspice Broad Commodity Strategy ETF	ExchangeTradedFund	NYSE Arca
COMB	GraniteShares ETF Trust GraniteShares Bloomberg Commodity Broad Strategy No K-1	ExchangeTradedFund	NYSE Arca
COMD	Global X Commodity Strategy ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
COMP	Compass, Inc. Class A Common Stock	CommonStock	New York Stock Exchange
COMT	iShares GSCI Commodity Dynamic Roll Strategy ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
CON	Concentra Group Holdings Parent, Inc. Common Stock	CommonStock	New York Stock Exchange
CONI	GraniteShares 2x Short COIN Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
CONL	GraniteShares 2x Long COIN Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
CONX	Direxion Daily COIN Bull 2X ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
CONY	Tidal Trust II YieldMax COIN Option Income Strategy ETF	ExchangeTradedFund	NYSE Arca
COO	Cooper Cos Inc (The) COM USD.1	CommonStock	NASDAQ Stock Market
COOK	Traeger, Inc. Common Stock	CommonStock	New York Stock Exchange
COOT	Australian Oilseeds Holdings Ltd ORD USD0.0001	CommonStock	NASDAQ Stock Market
COOTW	Australian Oilseeds Holdings Ltd WT EXP 03/22/2029	Warrant	NASDAQ Stock Market
COP	ConocoPhillips Common Stock	CommonStock	New York Stock Exchange
COPA	Themes Copper Miners ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
COPJ	Sprott Junior Copper Miners ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
COPL	Copley Acquisition Corp Ordinary Shares	CommonStock	New York Stock Exchange
COPL.U	Copley Acquisition Corp Units, each consisting of one ordinary share and one-half wa	Unit	New York Stock Exchange
COPL.WS	Copley Acquisition Corp Redeemable warrants, each whole warrant exercisable for o	Warrant	New York Stock Exchange
COPP	Sprott Copper Miners ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
COPX	Global X Funds Global X Copper Miners ETF	ExchangeTradedFund	NYSE Arca
COPY	The RBB Fund Trust Tweedy, Browne Insider + Value ETF	ExchangeTradedFund	NYSE Arca
COPZ	Tidal Trust II Defiance Daily Target 2X Long Copper Miners ETF	ExchangeTradedFund	NYSE Arca
COR	Cencora, Inc. Common Stock	CommonStock	New York Stock Exchange
CORB	AB Active ETFs, Inc. AB Core Bond ETF	ExchangeTradedFund	NYSE Arca
CORD	T-REX 2X Inverse CRWV Daily Target ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
CORN	Teucrium Commodity Trust Teucrium Corn Fund	ExchangeTradedVehicle	NYSE Arca
CORO	iShares International Country Rotation Active ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
CORP	PIMCO ETF Trust PIMCO Investment Grade Corporate Bond Index Exchange-Traded F	ExchangeTradedFund	NYSE Arca
CORT	Corcept Therapeutics Inc COM USD.00001	CommonStock	NASDAQ Stock Market
CORZ	Core Scientific Inc COM USD0.00001	CommonStock	NASDAQ Stock Market
CORZW	Core Scientific Inc WT EXP 012327	Warrant	NASDAQ Stock Market
CORZZ	Core Scientific Inc WT EXP 012329	Warrant	NASDAQ Stock Market
COSM	Cosmos Health Inc COM	CommonStock	NASDAQ Stock Market
COSO	CoastalSouth Bancshares, Inc. Common Stock	CommonStock	New York Stock Exchange
COST	Costco Wholesale Corp COM USD.1	CommonStock	NASDAQ Stock Market
COSW	Roundhill COST WeeklyPay ETF ETF	ExchangeTradedFund	CBOE BZX Exchange

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
COTG	Leverage Shares 2X Long COST Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
COTY	Coty Inc. Class A Common Stock	CommonStock	New York Stock Exchange
COUR	Coursera, Inc. Common Stock	CommonStock	New York Stock Exchange
COWG	Pacer US Large Cap Cash Cows Growth Leaders ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
COWS	Amplify Cash Flow Dividend Leaders ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
COWZ	Pacer US Cash Cows 100 ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
COYA	Coya Therapeutics Inc COM	CommonStock	NASDAQ Stock Market
COYY	GraniteShares YieldBOOST COIN ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
COZX	Tradr 2X Long CORZ Daily ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
CP	Canadian Pacific Kansas City Limited Common Shares	CommonStock	New York Stock Exchange
CPA	Copa Holdings, S.A. Class A Common Stock	CommonStock	New York Stock Exchange
CPAC	Cementos Pacasmayo S.A.A. American Depositary Shares (Each representing five Com	AdrCommon	New York Stock Exchange
CPAG	F/m Compoundr U.S. Aggregate Bond ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
CPAI	Northern Lights Fund Trust III Counterpoint Quantitative Equity ETF	ExchangeTradedFund	New York Stock Exchange
CPAY	Corpay, Inc. Common Stock	CommonStock	New York Stock Exchange
CPB	Campbell's Co (The) COM USD.3	CommonStock	NASDAQ Stock Market
CPBI	Central Plains Bancshares Inc COM	CommonStock	NASDAQ Stock Market
CPER	United States Commodity Index Funds Trust United States Copper Index Fund	ExchangeTradedVehicle	NYSE Arca
CPF	Central Pacific Financial Corp. Common Stock	CommonStock	New York Stock Exchange
CPHC	Canterbury Park Holding Corp COM USD.01	CommonStock	NASDAQ Stock Market
CPHI	China Pharma Holdings, Inc. Common stock	CommonStock	NYSE American
CPHY	F/m Compoundr High Yield Bond ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
CPII	American Beacon Select Funds American Beacon Ionic Inflation Protection ETF	ExchangeTradedFund	NYSE Arca
CPIX	Cumberland Pharmaceuticals Inc COM	CommonStock	NASDAQ Stock Market
CPK	Chesapeake Utilities Corporation Common Stock	CommonStock	New York Stock Exchange
CPLB	New York Life Investments Active ETF Trust NYLI MacKay Core Plus Bond ETF	ExchangeTradedFund	NYSE Arca
CPLS	AB Core Plus Bond ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
CPNG	Coupang, Inc. Class A Common Stock	CommonStock	New York Stock Exchange
CPNJ	Calamos ETF Trust Calamos Nasdaq-100 Structured Alt Protection ETF - June	ExchangeTradedFund	NYSE Arca
CPNM	Calamos ETF Trust Calamos Nasdaq-100 Structured Alt Protection ETF - March	ExchangeTradedFund	NYSE Arca
CPNQ	Calamos ETF Trust Calamos Nasdaq-100 Structured Alt Protection ETF - December	ExchangeTradedFund	NYSE Arca
CPNS	Calamos ETF Trust Calamos Nasdaq-100 Structured Alt Protection ETF - September	ExchangeTradedFund	NYSE Arca
CPNX	Tradr 2X Long CPNG Daily ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
CPOP	Pop Culture Group Co Ltd COM USD.001	CommonStock	NASDAQ Stock Market
CPRA	Calamos ETF Trust Calamos Russell 2000 Structured Alt Protection ETF - April	ExchangeTradedFund	NYSE Arca
CPRI	Capri Holdings Limited Ordinary Shares	CommonStock	New York Stock Exchange
CPRJ	Calamos ETF Trust Calamos Russell 2000 Structured Alt Protection ETF - July	ExchangeTradedFund	NYSE Arca
CPRO	Calamos ETF Trust Calamos Russell 2000 Structured Alt Protection ETF - October	ExchangeTradedFund	NYSE Arca
CPRT	Copart Inc COM NPV	CommonStock	NASDAQ Stock Market
CPRX	Catalyst Pharmaceutical Inc COM USD.001	CommonStock	NASDAQ Stock Market
CPRY	Calamos ETF Trust Calamos Russell 2000 Structured Alt Protection ETF - January	ExchangeTradedFund	NYSE Arca
CPS	Cooper-Standard Holdings Inc. Common stock, par value $0.001 per share	CommonStock	New York Stock Exchange
CPSA	Calamos ETF Trust Calamos S&P 500 Structured Alt Protection ETF - August	ExchangeTradedFund	NYSE Arca
CPSD	Calamos ETF Trust Calamos S&P 500 Structured Alt Protection ETF - December	ExchangeTradedFund	NYSE Arca
CPSF	Calamos ETF Trust Calamos S&P 500 Structured Alt Protection ETF - February	ExchangeTradedFund	NYSE Arca
CPSH	CPS Technologies Corp COM USD.01	CommonStock	NASDAQ Stock Market
CPSJ	Calamos ETF Trust Calamos S&P 500 Structured Alt Protection ETF - July	ExchangeTradedFund	NYSE Arca
CPSL	Calamos Laddered S&P 500 Structured Alt Protection ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
CPSM	Calamos ETF Trust Calamos S&P 500 Structured Alt Protection ETF May	ExchangeTradedFund	NYSE Arca
CPSN	Calamos ETF Trust Calamos S&P 500 Structured Alt Protection ETF - November	ExchangeTradedFund	NYSE Arca
CPSO	Calamos ETF Trust Calamos S&P 500 Structured Alt Protection ETF - October	ExchangeTradedFund	NYSE Arca
CPSP	Calamos ETF Trust Calamos S&P 500 Structured Alt Protection ETF - April	ExchangeTradedFund	NYSE Arca
CPSR	Calamos ETF Trust Calamos S&P 500 Structured Alt Protection ETF - March	ExchangeTradedFund	NYSE Arca
CPSS	Consumer Portfolio Services Inc COM NPV	CommonStock	NASDAQ Stock Market
CPST	Calamos ETF Trust Calamos S&P 500 Structured Alt Protection ETF - September	ExchangeTradedFund	NYSE Arca

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
CPSU	Calamos ETF Trust Calamos S&P 500 Structured Alt Protection ETF - June	ExchangeTradedFund	NYSE Arca
CPSY	Calamos ETF Trust Calamos S&P 500 Structured Alt Protection ETF - January	ExchangeTradedFund	NYSE Arca
CPT	Camden Property Trust Common Shares of Beneficial Interest	CommonStock	New York Stock Exchange
CPXR	Tidal Trust III USCF Daily Target 2X Copper Index ETF	ExchangeTradedFund	NYSE Arca
CPZ	Calamos Long/Short Equity & Dynamic Income Trust ORD	CommonStock	NASDAQ Stock Market
CQP	Cheniere Energy Partners LP Common Stock	CommonStock	New York Stock Exchange
CQQQ	Invesco Exchange-Traded Fund Trust II Invesco China Technology ETF	ExchangeTradedFund	NYSE Arca
CQTM	Corgi Quantum Computing ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
CR	Crane Company Common Stock	CommonStock	New York Stock Exchange
CRAC	Crown Reserve Acquisition Corp I CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
CRACR	Crown Reserve Acquisition Corp. I Rights	Right	NASDAQ Stock Market
CRACU	Crown Reserve Acquisition Corp I UNIT 1 CLA .5 WT 1RT	Unit	NASDAQ Stock Market
CRACW	Crown Reserve Acquisition Corp I WT EXP 100630	Warrant	NASDAQ Stock Market
CRAI	CRA International Inc COM NPV	CommonStock	NASDAQ Stock Market
CRAK	VanEck ETF Trust VanEck Oil Refiners ETF	ExchangeTradedFund	NYSE Arca
CRAN	Crane Harbor Acquisition Corp II CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
CRANR	Crane Harbor Acquisition Corp. II Rights	Right	NASDAQ Stock Market
CRANU	Crane Harbor Acquisition Corp II UNIT (1 CLA 1 RT)	Unit	NASDAQ Stock Market
CRAQ	Cal Redwood Acquisition Corp CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
CRAQR	Cal Redwood Acquisition Corp. Right	Right	NASDAQ Stock Market
CRAQU	Cal Redwood Acquisition Corp UNITS (1CLA 1RT)	Unit	NASDAQ Stock Market
CRBD	Corebridge Financial, Inc. 6.375% Junior Subordinated Notes due 2064	StructuredProduct	New York Stock Exchange
CRBG	Corebridge Financial, Inc. Common Stock	CommonStock	New York Stock Exchange
CRBN	iShares Trust iShares Low Carbon Optimized MSCI ACWI ETF	ExchangeTradedFund	NYSE Arca
CRBP	Corbus Pharmaceuticals Holdings Inc COM	CommonStock	NASDAQ Stock Market
CRBU	Caribou Bioscience Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
CRC	California Resources Corporation Common Stock	CommonStock	New York Stock Exchange
CRCA	ProShares Trust ProShares Ultra CRCL	ExchangeTradedFund	NYSE Arca
CRCD	T-REX 2X Inverse CRCL Daily Target ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
CRCG	Leverage Shares 2X Long CRCL Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
CRCL	Circle Internet Group, Inc. Class A Common Stock	CommonStock	New York Stock Exchange
CRCO	Tidal Trust II YieldMax CRCL Option Income Strategy ETF	ExchangeTradedFund	NYSE Arca
CRCT	Cricut Inc COM CL A	CommonStock	NASDAQ Stock Market
CRD.A	Crawford & Company Class A Common Stock	CommonStock	New York Stock Exchange
CRD.B	Crawford & Company Class B Common Stock	CommonStock	New York Stock Exchange
CRDD	Cardano ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
CRDF	Cardiff Oncology Inc COM USD.0001	CommonStock	NASDAQ Stock Market
CRDL	Cardiol Therapeutics Inc COM CL A	CommonStock	NASDAQ Stock Market
CRDO	Credo Technology Group Holding Ltd ORD USD0.00005	CommonStock	NASDAQ Stock Market
CRDT	Simplify Exchange Traded Funds Simplify Opportunistic Income ETF	ExchangeTradedFund	NYSE Arca
CRDU	Tradr 2X Long CRDO Daily ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
CRDX	2x Cardano ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
CRE	Cre8 Enterprise Ltd CL A ORD NPV	CommonStock	NASDAQ Stock Market
CRED	Columbia ETF Trust I Columbia Research Enhanced Real Estate ETF	ExchangeTradedFund	NYSE Arca
CREG	Smart Powerr Corp COM	CommonStock	NASDAQ Stock Market
CRESY	Cresud Sociedad Anonima Comercial Inmobiliaria Financiera y Agropecuaria SPON AD	AdrCommon	NASDAQ Stock Market
CREX	Creative Realities Inc COM USD.01	CommonStock	NASDAQ Stock Market
CRF	Cornerstone Total Return Fund Common Shares	Fund	NYSE American
CRGO	Freightos Ltd ORD SHS CL A	CommonStock	NASDAQ Stock Market
CRGOW	Freightos Ltd WT EXP 012328	Warrant	NASDAQ Stock Market
CRGY	Crescent Energy Company Class A Common Stock	CommonStock	New York Stock Exchange
CRH	CRH Public Limited Company Ordinary Shares	CommonStock	New York Stock Exchange
CRI	Carter's, Inc. Common Stock	CommonStock	New York Stock Exchange
CRIS	Curis Inc COM USD.01	CommonStock	NASDAQ Stock Market
CRK	Comstock Resources, Inc. Common Stock	CommonStock	New York Stock Exchange

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
CRL	Charles River Laboratories International, Inc. Common Stock	CommonStock	New York Stock Exchange
CRM	Salesforce, Inc. Common Stock	CommonStock	New York Stock Exchange
CRMD	CorMedix Inc COM USD0.001	CommonStock	NASDAQ Stock Market
CRMG	Leverage Shares 2X Long CRM Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
CRML	Critical Metals Corp ORD USD0.001	CommonStock	NASDAQ Stock Market
CRMLW	Critical Metals Corp WT EXP 033125	Warrant	NASDAQ Stock Market
CRMT	America's Car-Mart Inc COM USD.01	CommonStock	NASDAQ Stock Market
CRMU	Leverage Shares 2x Long CRML Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
CRMX	Tradr 2X Long CRML Daily ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
CRNC	Cerence Inc COM	CommonStock	NASDAQ Stock Market
CRNT	Ceragon Networks Ltd ORD	CommonStock	NASDAQ Stock Market
CRNX	Crinetics Pharmaceuticals Inc COM	CommonStock	NASDAQ Stock Market
CRON	Cronos Group Inc COM NPV	CommonStock	NASDAQ Stock Market
CROX	Crocs Inc COM USD.001	CommonStock	NASDAQ Stock Market
CRPT	First Trust Exchange-Traded Fund VIII First Trust SkyBridge Crypto Industry and Digita	ExchangeTradedFund	NYSE Arca
CRS	Carpenter Technology Corporation Common Stock	CommonStock	New York Stock Exchange
CRSH	Tidal Trust II YieldMax Short TSLA Option Income Strategy ETF	ExchangeTradedFund	NYSE Arca
CRSP	CRISPR Therapeutics AG ORD CHF.03	CommonStock	NASDAQ Stock Market
CRSR	Corsair Gaming Inc COM	CommonStock	NASDAQ Stock Market
CRT	Cross Timbers Royalty Trust Trust Units	CommonStock	New York Stock Exchange
CRTC	DBX ETF Trust Xtrackers US National Critical Technologies ETF	ExchangeTradedFund	NYSE Arca
CRTO	Criteo SA ADR	AdrCommon	NASDAQ Stock Market
CRUS	Cirrus Logic Inc. COM NPV	CommonStock	NASDAQ Stock Market
CRUX	Columbia ETF Trust I Columbia Core Bond ETF	ExchangeTradedFund	NYSE Arca
CRVL	CorVel Corp. COM USD.0001	CommonStock	NASDAQ Stock Market
CRVO	CervoMed Inc COM USD.001	CommonStock	NASDAQ Stock Market
CRVS	Corvus Pharmaceuticals Inc COM	CommonStock	NASDAQ Stock Market
CRWD	CrowdStrike Holdings Inc COM CL A USD0.0005	CommonStock	NASDAQ Stock Market
CRWG	Leverage Shares 2X Long CRWV Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
CRWL	GraniteShares 2x Long CRWD Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
CRWS	Crown Crafts Inc COM USD1	CommonStock	NASDAQ Stock Market
CRWU	T-REX 2X Long CRWV Daily Target ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
CRWV	CoreWeave Inc CL A COM USD0.000005	CommonStock	NASDAQ Stock Market
CRXP	Columbia ETF Trust I Columbia Core Plus Bond ETF	ExchangeTradedFund	NYSE Arca
CRY	GraniteShares YieldBOOST CRCL ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
CSAI	Cloudastructure Inc CL A COM USD0.0001	CommonStock	NASDAQ Stock Market
CSAN	Cosan S.A. American Depositary Shares (each representing four Common Shares)	AdrCommon	New York Stock Exchange
CSB	VictoryShares US Small Cap High Div Volatility Wtd ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
CSBR	Champions Oncology Inc COM USD.00001	CommonStock	NASDAQ Stock Market
CSCL	Direxion Daily CSCO Bull 2X ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
CSCO	Cisco Systems Inc COM NPV	CommonStock	NASDAQ Stock Market
CSCS	Direxion Daily CSCO Bear 1X ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
CSD	Invesco Exchange-Traded Fund Trust Invesco S&P Spin-Off ETF	ExchangeTradedFund	NYSE Arca
CSEX	Tradr 2X Long CLS Daily ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
CSGP	CoStar Group Inc COM USD.01	CommonStock	NASDAQ Stock Market
CSHI	NEOS ETF Trust NEOS Enhanced Income 1-3 Month T-Bill ETF	ExchangeTradedFund	NYSE Arca
CSHP	BlackRock ETF Trust iShares Enhanced Short-Term Bond Active ETF	ExchangeTradedFund	NYSE Arca
CSHR	CoinShares PLC ORD NPV	CommonStock	NASDAQ Stock Market
CSHRW	CoinShares PLC WT EXP 033131	Warrant	NASDAQ Stock Market
CSIO	Cohen & Steers ETF Trust Cohen & Steers Infrastructure Opportunities Active ETF	ExchangeTradedFund	NYSE Arca
CSIQ	Canadian Solar Inc COM NPV	CommonStock	NASDAQ Stock Market
CSL	Carlisle Companies Incorporated Common Stock	CommonStock	New York Stock Exchange
CSM	ProShares Large Cap Core Plus ETF	ExchangeTradedFund	CBOE BZX Exchange
CSMD	Professionally Managed Portfolios Congress SMid Growth ETF	ExchangeTradedFund	NYSE Arca
CSNR	Cohen & Steers ETF Trust Cohen & Steers Natural Resources Active ETF	ExchangeTradedFund	NYSE Arca

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
CSPF	Cohen & Steers ETF Trust Cohen & Steers Preferred and Income Opportunities Active	ExchangeTradedFund	NYSE Arca
CSPI	CSP Inc COM USD.01	CommonStock	NASDAQ Stock Market
CSQ	Calamos Strategic Total Return Fund COM NPV	CommonStock	NASDAQ Stock Market
CSR	Centerspace Common Stock	CommonStock	New York Stock Exchange
CSRE	Cohen & Steers ETF Trust Cohen & Steers Real Estate Active ETF	ExchangeTradedFund	NYSE Arca
CSSD	Cohen & Steers ETF Trust Cohen & Steers Short Duration Preferred and Income Active	ExchangeTradedFund	NYSE Arca
CSTE	Caesarstone Ltd ORD ILS1	CommonStock	NASDAQ Stock Market
CSTK	Invesco Comstock Contrarian Equity ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
CSTL	Castle Biosciences Inc COM	CommonStock	NASDAQ Stock Market
CSTM	Constellium SE Class A Ordinary shares	CommonStock	New York Stock Exchange
CSV	Carriage Services, Inc. Common Stock	CommonStock	New York Stock Exchange
CSW	CSW Industrials, Inc. Common Stock	CommonStock	New York Stock Exchange
CSWC	Capital Southwest Corp COM USD1.	CommonStock	NASDAQ Stock Market
CSX	CSX Corp COM USD1	CommonStock	NASDAQ Stock Market
CTA	Simplify Exchange Traded Funds Simplify Managed Futures Strategy ETF	ExchangeTradedFund	NYSE Arca
CTAA	ClearThink 1 Acquisition Corp CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
CTAAR	ClearThink 1 Acquisition Corp. Rights	Right	NASDAQ Stock Market
CTAAU	ClearThink 1 Acquisition Corp UNIT (1 CLA 1 RT)	Unit	NASDAQ Stock Market
CTAP	Simplify Exchange Traded Funds Simplify US Equity PLUS Managed Futures Strategy E	ExchangeTradedFund	NYSE Arca
CTAS	Cintas Corp COM NPV	CommonStock	NASDAQ Stock Market
CTApA	EIDP, Inc. Preferred Stock $3.50 Series	PreferredStock	New York Stock Exchange
CTApB	EIDP, Inc. Preferred Stock $4.50 Series	PreferredStock	New York Stock Exchange
CTBI	Community Trust Bancorp Inc COM NPV	CommonStock	NASDAQ Stock Market
CTEC	Global X Funds - Global X ClimateTech ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
CTEF	Castellan Targeted Equity ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
CTEV	Claritev Corporation Class A Common Stock	CommonStock	New York Stock Exchange
CTEX	ProShares Trust ProShares S&P Kensho Cleantech ETF	ExchangeTradedFund	NYSE Arca
CTGO	Contango Silver & Gold Inc. Common Stock	CommonStock	NYSE American
CTIF	Castellan Targeted Income ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
CTJN	Corgi U.S. Equities 30 Structured Buffer ETF - June Series ETF	ExchangeTradedFund	CBOE BZX Exchange
CTKB	Cytek Biosciences Inc COM USD0.001	CommonStock	NASDAQ Stock Market
CTM	Castellum, Inc. Common Stock	CommonStock	NYSE American
CTMA	Corgi U.S. Equities 30 Structured Buffer ETF - May Series ETF	ExchangeTradedFund	CBOE BZX Exchange
CTMX	CytomX Therapeutics Inc COM USD.00001	CommonStock	NASDAQ Stock Market
CTNM	Contineum Therapeutics Inc CL A COM	CommonStock	NASDAQ Stock Market
CTNT	Cheetah Net Supply Chain Service Inc CL A COM	CommonStock	NASDAQ Stock Market
CTO	CTO Realty Growth, Inc. Common stock	CommonStock	New York Stock Exchange
CTOR	Citius Oncology Inc COM	CommonStock	NASDAQ Stock Market
CTOS	Custom Truck One Source, Inc. Common Stock	CommonStock	New York Stock Exchange
CTOpA	CTO Realty Growth, Inc. 6.375% Series A Cumulative Redeemable Preferred Stock	PreferredStock	New York Stock Exchange
CTRE	CareTrust REIT, Inc Common Stock	CommonStock	New York Stock Exchange
CTRI	Centuri Holdings, Inc. Common Stock	CommonStock	New York Stock Exchange
CTRM	Castor Maritime Inc COM	CommonStock	NASDAQ Stock Market
CTRN	Citi Trends Inc COM	CommonStock	NASDAQ Stock Market
CTS	CTS Corporation Common Stock	CommonStock	New York Stock Exchange
CTSH	Cognizant Technology Solutions Corp CL A COM USD.01	CommonStock	NASDAQ Stock Market
CTSO	Cytosorbents Corp COM USD0.001	CommonStock	NASDAQ Stock Market
CTVA	Corteva, Inc. Common Stock	CommonStock	New York Stock Exchange
CTW	CTW CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
CTWO	COtwo Advisors Physical European Carbon Allowance Trust COtwo Advisors Physical E	ExchangeTradedVehicle	NYSE Arca
CTXR	Citius Pharmaceuticals Inc COM USD.001	CommonStock	NASDAQ Stock Market
CUB	Lionheart Holdings CL A ORD	CommonStock	NASDAQ Stock Market
CUBB	Customers Bancorp, Inc. 5.375% Subordinated Notes Due 2034	StructuredProduct	New York Stock Exchange
CUBE	CubeSmart Common Shares	CommonStock	New York Stock Exchange
CUBI	Customers Bancorp, Inc. Voting Common Stock, $1.00 par value per share	CommonStock	New York Stock Exchange

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
CUBWU	Lionheart Holdings UNIT (1 CLA 0.5 WT)	Unit	NASDAQ Stock Market
CUBWW	Lionheart Holdings WT EXP 060131	Warrant	NASDAQ Stock Market
CUE	Cue Biopharma Inc COM 0.001	CommonStock	NASDAQ Stock Market
CULP	Culp Inc. COM USD.05	CommonStock	NASDAQ Stock Market
CUPR	Cuprina Holdings (Cayman) Ltd CL A ORD USD0.008	CommonStock	NASDAQ Stock Market
CURB	Curbline Properties Corp. Common Stock	CommonStock	New York Stock Exchange
CURE	Direxion Shares ETF Trust Direxion Daily Healthcare Bull 3X ETF	ExchangeTradedFund	NYSE Arca
CURI	CuriosityStream Inc COM CL A	CommonStock	NASDAQ Stock Market
CURR	Currenc Group Inc CL A COM USD0.0001	CommonStock	NASDAQ Stock Market
CURV	Torrid Holdings Inc. Common Stock	CommonStock	New York Stock Exchange
CURX	Curanex Pharmaceuticals Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
CUSD	CrossingBridge Ultra-Short Duration ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
CUST	Corgi 1-3 Year Treasury Bond ETF	ExchangeTradedFund	CBOE BZX Exchange
CUT	Invesco Exchange-Traded Fund Trust II Invesco MSCI Global Timber ETF	ExchangeTradedFund	NYSE Arca
CUZ	Cousins Properties Incorporated Common Stock	CommonStock	New York Stock Exchange
CV	CapsoVision Inc COM USD0.001	CommonStock	NASDAQ Stock Market
CVAR	Cultivar ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
CVBF	CVB Financial Corp COM NPV	CommonStock	NASDAQ Stock Market
CVCO	Cavco Industries Inc COM USD.01	CommonStock	NASDAQ Stock Market
CVE	Cenovus Energy Inc. Common Shares	CommonStock	New York Stock Exchange
CVEO	Civeo Corporation Common Stock	CommonStock	New York Stock Exchange
CVGD	Elevation Series Trust CresAlta Global Dividend ETF	ExchangeTradedFund	NYSE Arca
CVGI	Commercial Vehicle Group Inc COM USD.01	CommonStock	NASDAQ Stock Market
CVI	CVR Energy, Inc. Common Stock	CommonStock	New York Stock Exchange
CVIE	Morgan Stanley ETF Trust Calvert International Responsible Index ETF	ExchangeTradedFund	NYSE Arca
CVKD	Cadrenal Therapeutics Inc COM USD0.001	CommonStock	NASDAQ Stock Market
CVLC	Morgan Stanley ETF Trust Calvert US Large-Cap Core Responsible Index ETF	ExchangeTradedFund	NYSE Arca
CVLG	Covenant Logistics Group, Inc. Class A Common Stock	CommonStock	New York Stock Exchange
CVLT	Commvault Systems Inc COM USD.01	CommonStock	NASDAQ Stock Market
CVM	Cel-Sci Corp Common Stock	CommonStock	NYSE American
CVMC	Morgan Stanley ETF Trust Calvert US Mid-Cap Core Responsible Index ETF	ExchangeTradedFund	NYSE Arca
CVNA	Carvana Co. Class A Common Stock	CommonStock	New York Stock Exchange
CVNX	Defiance Daily Target 2X Long CVNA ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
CVNY	Tidal Trust II YieldMax CVNA Option Income Strategy ETF	ExchangeTradedFund	NYSE Arca
CVR	Chicago Rivet & Machine Co Common Stock	CommonStock	NYSE American
CVRD	Madison ETFs Trust Madison Covered Call ETF	ExchangeTradedFund	NYSE Arca
CVRT	Calamos ETF Trust Calamos Convertible Equity Alternative ETF	ExchangeTradedFund	NYSE Arca
CVRX	CVRx Inc COM	CommonStock	NASDAQ Stock Market
CVS	CVS Health Corporation Common Stock	CommonStock	New York Stock Exchange
CVSA	Covista Inc. Common Shares	CommonStock	New York Stock Exchange
CVSB	Morgan Stanley ETF Trust Calvert Ultra-Short Investment Grade ETF	ExchangeTradedFund	NYSE Arca
CVSM	Elevation Series Trust CresAlta Small and Mid-Cap ETF	ExchangeTradedFund	NYSE Arca
CVU	CPI Aerostructures, Inc. Common Stock Without Par Value	CommonStock	NYSE American
CVV	CVD Equipment Corp COM USD.01	CommonStock	NASDAQ Stock Market
CVX	Chevron Corporation Common Stock	CommonStock	New York Stock Exchange
CVY	Invesco Exchange-Traded Fund Trust Invesco Zacks Multi-Asset Income ETF	ExchangeTradedFund	NYSE Arca
CW	Curtiss-Wright Corporation Common Stock	CommonStock	New York Stock Exchange
CWAN	Clearwater Analytics Holdings, Inc. Class A Common Stock	CommonStock	New York Stock Exchange
CWB	SPDR Series Trust State Street SPDR Bloomberg Convertible Securities ETF	ExchangeTradedFund	NYSE Arca
CWBC	Community West Bancshares COM	CommonStock	NASDAQ Stock Market
CWCO	Consolidated Water Co Ltd ORD CI1	CommonStock	NASDAQ Stock Market
CWD	CaliberCos Inc CL A COM USD0.001	CommonStock	NASDAQ Stock Market
CWEB	Direxion Shares ETF Trust Direxion Daily CSI China Internet Index Bull 2X ETF	ExchangeTradedFund	NYSE Arca
CWEN	Clearway Energy, Inc. Class C Common Stock	CommonStock	New York Stock Exchange
CWH	Camping World Holdings, Inc. Class A common Stock	CommonStock	New York Stock Exchange

Pearl Equities Securities List as of 6/4/2026			
Symbol	**Security Name**	**Security Class**	**Listed Exchange**
CWI	SPDR Index Shares Funds State Street SPDR MSCI ACWI ex-US ETF	ExchangeTradedFund	NYSE Arca
CWII	REX CRWV Growth & Income ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
CWK	Cushman & Wakefield Ltd. Common shares	CommonStock	New York Stock Exchange
CWS	AdvisorShares Trust AdvisorShares Focused Equity ETF	ExchangeTradedFund	NYSE Arca
CWST	Casella Waste Systems Inc CL A COM USD.01	CommonStock	NASDAQ Stock Market
CWT	California Water Service Group Common Stock	CommonStock	New York Stock Exchange
CWVX	Tradr 2X Long CRWV Daily ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
CWY	GraniteShares YieldBOOST CRWV ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
CX	CEMEX, S.A.B. de C.V. American Depositary Shares(Each representing Ten Ordinary Pa	AdrCommon	New York Stock Exchange
CXAI	CXApp Inc COM CL A	CommonStock	NASDAQ Stock Market
CXAIW	CXApp Inc WT EXP 031428	Warrant	NASDAQ Stock Market
CXDO	Crexendo Inc COM USD.001	CommonStock	NASDAQ Stock Market
CXE	MFS High Income Municipal Trust Common Shares of Beneficial Interest	Fund	New York Stock Exchange
CXH	MFS Investment Grade Municipal Trust Common Shares of Beneficial Interest	Fund	New York Stock Exchange
CXIIU	Churchill Capital Corp XII UNIT (1 CLA 1/10 WT)	Unit	NASDAQ Stock Market
CXM	Sprinklr, Inc. Class A Common Stock	CommonStock	New York Stock Exchange
CXRN	Listed Funds Trust Teucrium 2x Daily Corn ETF	ExchangeTradedFund	NYSE Arca
CXSE	WisdomTree China ex-State-Owned Enterprises Fund ETF	ExchangeTradedFund	NASDAQ Stock Market
CXT	Crane NXT, Co. Common Stock	CommonStock	New York Stock Exchange
CXW	CoreCivic, Inc. Common Stock	CommonStock	New York Stock Exchange
CYAB	Cyabra Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
CYCN	Cyclerion Therapeutics Inc COM	CommonStock	NASDAQ Stock Market
CYCU	Cycurion Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
CYCUW	Cycurion Inc WT EXP 021330	Warrant	NASDAQ Stock Market
CYD	China Yuchai International Limited Common Stock	CommonStock	New York Stock Exchange
CYH	Community Health Systems, Inc. Common Stock	CommonStock	New York Stock Exchange
CYN	Cyngn Inc COM USD0.00001	CommonStock	NASDAQ Stock Market
CYPH	Cypherpunk Technologies Inc COM USD.001	CommonStock	NASDAQ Stock Market
CYRX	Cryoport Inc COM USD.001	CommonStock	NASDAQ Stock Market
CYTK	Cytokinetics Inc COM	CommonStock	NASDAQ Stock Market
CZA	Invesco Exchange-Traded Fund Trust Invesco Zacks Mid-Cap ETF	ExchangeTradedFund	NYSE Arca
CZAR	Themes Natural Monopoly ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
CZFS	Citizens Financial Services Inc COM USD1.	CommonStock	NASDAQ Stock Market
CZNC	Citizens & Northern Corp COM USD1.0	CommonStock	NASDAQ Stock Market
CZR	Caesars Entertainment Inc COM USD.0001	CommonStock	NASDAQ Stock Market
CZWI	Citizens Community Bancorp Inc COM	CommonStock	NASDAQ Stock Market
CpN	Citigroup Inc. 7.875% Fixed Rate/Floating Rate Trust Preferred Securities (TRUPS)	PreferredStock	New York Stock Exchange
CpR	Citigroup Inc. Depositary Shares, Each Representing a 1/1,000th Interest in a Share of	PreferredStock	New York Stock Exchange
D	Dominion Energy, Inc. Common Stock	CommonStock	New York Stock Exchange
DAAQ	Digital Asset Acquisition Corp CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
DAAQU	Digital Asset Acquisition Corp UNIT (1CLA 1/2 WT)	Unit	NASDAQ Stock Market
DAAQW	Digital Asset Acquisition Corp WT EXP 040130	Warrant	NASDAQ Stock Market
DABS	DoubleLine ETF Trust DoubleLine Asset-Backed Securities ETF	ExchangeTradedFund	NYSE Arca
DAC	Danaos Corporation Common Stock	CommonStock	New York Stock Exchange
DADS	Digital Asset Debt Strategy ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
DAIC	CID HoldCo Inc COM	CommonStock	NASDAQ Stock Market
DAICW	CID HoldCo Inc WT EXP 123129	Warrant	NASDAQ Stock Market
DAIO	Data I/O Corp COM NPV	CommonStock	NASDAQ Stock Market
DAK	Dakota Active Equity ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
DAKT	Daktronics Inc COM USD0.00001	CommonStock	NASDAQ Stock Market
DAL	Delta Air Lines, Inc. Common Stock	CommonStock	New York Stock Exchange
DALI	First Trust Dorsey Wright DALI Equity ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
DAMD	Tidal Trust II Defiance Daily Target 2X Short AMD ETF	ExchangeTradedFund	NYSE Arca
DAN	Dana Incorporated Common Stock	CommonStock	New York Stock Exchange
DANA	Tidal Trust I Dana Limited Volatility ETF	ExchangeTradedFund	NYSE Arca

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
DAO	Youdao, Inc. American Depositary Shares, each representing one Class A Ordinary Sha	AdrCommon	New York Stock Exchange
DAPP	VanEck Digital Transformation ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
DAPR	FT Vest US Equity Deep Buffer ETF - April ETF	ExchangeTradedFund	CBOE BZX Exchange
DAR	Darling Ingredients Inc. Common Stock	CommonStock	New York Stock Exchange
DARE	Dare Bioscience Inc COM	CommonStock	NASDAQ Stock Market
DARP	Tidal Trust II Grizzle Growth ETF	ExchangeTradedFund	NYSE Arca
DASH	DoorDash Inc COM CL A	CommonStock	NASDAQ Stock Market
DAT	ProShares Trust ProShares Big Data Refiners ETF	ExchangeTradedFund	NYSE Arca
DAUG	FT Vest US Equity Deep Buffer ETF - August ETF	ExchangeTradedFund	CBOE BZX Exchange
DAVA	Endava plc American Depositary Shares, each representing one Class A ordinary share	AdrCommon	New York Stock Exchange
DAVE	Dave Inc COM CL A	CommonStock	NASDAQ Stock Market
DAVEW	Dave Inc WT EXP 010526	Warrant	NASDAQ Stock Market
DAX	Global X DAX Germany ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
DB	Deutsche Bank Aktiengesellschaft Ordinary Shares	CommonStock	New York Stock Exchange
DBA	Invesco DB Multi-Sector Commodity Trust Invesco DB Agriculture Fund	ExchangeTradedVehicle	NYSE Arca
DBAW	DBX ETF Trust Xtrackers MSCI All World ex US Hedged Equity ETF	ExchangeTradedFund	NYSE Arca
DBB	Invesco DB Multi-Sector Commodity Trust Invesco DB Base Metals Fund	ExchangeTradedVehicle	NYSE Arca
DBC	Invesco DB Commodity Index Tracking Fund Invesco DB Commodity Index Tracking Fu	ExchangeTradedVehicle	NYSE Arca
DBCA	D. Boral Acquisition I Corp CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
DBCAU	D. Boral Acquisition I Corp UNIT (1CLA 1/2 WT)	Unit	NASDAQ Stock Market
DBCAW	D. Boral Acquisition I Corp WT EXP 103130	Warrant	NASDAQ Stock Market
DBD	Diebold Nixdorf, Incorporated Common Shares	CommonStock	New York Stock Exchange
DBE	Invesco DB Multi-Sector Commodity Trust Invesco DB Energy Fund	ExchangeTradedVehicle	NYSE Arca
DBEF	DBX ETF Trust Xtrackers MSCI EAFE Hedged Equity ETF	ExchangeTradedFund	NYSE Arca
DBEM	DBX ETF Trust Xtrackers MSCI Emerging Markets Hedged Equity ETF	ExchangeTradedFund	NYSE Arca
DBEU	DBX ETF Trust Xtrackers MSCI Europe Hedged Equity ETF	ExchangeTradedFund	NYSE Arca
DBEZ	DBX ETF Trust Xtrackers MSCI Eurozone Hedged Equity ETF	ExchangeTradedFund	NYSE Arca
DBGI	Digital Brands Group Inc COM	CommonStock	NASDAQ Stock Market
DBI	Designer Brands Inc. Class A Common Shares	CommonStock	New York Stock Exchange
DBJP	DBX ETF Trust Xtrackers MSCI Japan Hedged Equity ETF	ExchangeTradedFund	NYSE Arca
DBL	Doubleline Opportunistic Credit Fund Common Shares, par value $.00001	Fund	New York Stock Exchange
DBMF	Litman Gregory Funds Trust iMGP DBi Managed Futures Strategy ETF	ExchangeTradedFund	NYSE Arca
DBND	DoubleLine ETF Trust DoubleLine Opportunistic Core Bond ETF	ExchangeTradedFund	NYSE Arca
DBO	Invesco DB Multi-Sector Commodity Trust Invesco DB Oil Fund	ExchangeTradedVehicle	NYSE Arca
DBP	Invesco DB Multi-Sector Commodity Trust Invesco DB Precious Metals Fund	ExchangeTradedVehicle	NYSE Arca
DBRG	DigitalBridge Group, Inc. Class A Common Stock	CommonStock	New York Stock Exchange
DBRGpH	DigitalBridge Group, Inc. 7.125% Series H Cumulative Redeemable Perpetual Preferre	PreferredStock	New York Stock Exchange
DBRGpI	DigitalBridge Group, Inc. 7.15% Series I Cumulative Redeemable Perpetual Preferred $	PreferredStock	New York Stock Exchange
DBRGpJ	DigitalBridge Group, Inc. 7.125% Series J Cumulative Redeemable Perpetual Preferred	PreferredStock	New York Stock Exchange
DBVT	DBV Technologies S A SPON ADR	CommonStock	NASDAQ Stock Market
DBX	Dropbox Inc COM CL A USD0.00001	CommonStock	NASDAQ Stock Market
DC	Dakota Gold Corp. Common Stock	CommonStock	NYSE American
DCBG	Dime Commercial Bancshares, Inc. 9.000% Junior Subordinated Notes	StructuredProduct	New York Stock Exchange
DCBO	Docebo Inc COM	CommonStock	NASDAQ Stock Market
DCGO	DocGo Inc DOCGO INC COM	CommonStock	NASDAQ Stock Market
DCH	Dauch Corporation Common Stock	CommonStock	New York Stock Exchange
DCI	Donaldson Company, Inc. Common Stock	CommonStock	New York Stock Exchange
DCMT	DoubleLine ETF Trust DoubleLine Commodity Strategy ETF	ExchangeTradedFund	NYSE Arca
DCO	Ducommun Incorporated Common Stock	CommonStock	New York Stock Exchange
DCOM	Dime Commercial Bancshares, Inc. Common Stock	CommonStock	New York Stock Exchange
DCOMp	Dime Commercial Bancshares, Inc. Preferred Stock, Series A	PreferredStock	New York Stock Exchange
DCOR	Dimensional ETF Trust Dimensional US Core Equity 1 ETF	ExchangeTradedFund	NYSE Arca
DCOY	Decoy Therapeutics Inc COM	CommonStock	NASDAQ Stock Market
DCRE	DoubleLine ETF Trust DoubleLine Commercial Real Estate Debt ETF	ExchangeTradedFund	NYSE Arca
DCTH	Delcath Systems Inc COM USD.01	CommonStock	NASDAQ Stock Market

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
DCX	Digital Currency X Technology Inc CL A COM USD3.6	CommonStock	NASDAQ Stock Market
DD	DuPont de Nemours, Inc Common Stock	CommonStock	New York Stock Exchange
DDC	DDC Enterprise Limited Class A Ordinary Shares	CommonStock	NYSE American
DDD	3D Systems Corporation Common Stock	CommonStock	New York Stock Exchange
DDDD	Tidal Trust II YieldMax U.S. Stocks Target Double Distribution ETF	ExchangeTradedFund	NYSE Arca
DDEC	FT Vest US Equity Deep Buffer ETF - December ETF	ExchangeTradedFund	CBOE BZX Exchange
DDFA	Innovator Equity Dual Directional 15 Buffer ETF - April ETF	ExchangeTradedFund	CBOE BZX Exchange
DDFD	Innovator Equity Dual Directional 15 Buffer ETF - December ETF	ExchangeTradedFund	CBOE BZX Exchange
DDFF	Innovator Equity Dual Directional 15 Buffer ETF - February ETF	ExchangeTradedFund	CBOE BZX Exchange
DDFJ	Innovator Equity Dual Directional 15 Buffer ETF - January ETF	ExchangeTradedFund	CBOE BZX Exchange
DDFL	Innovator Equity Dual Directional 15 Buffer ETF - July ETF	ExchangeTradedFund	CBOE BZX Exchange
DDFM	Innovator Equity Dual Directional 15 Buffer ETF - March ETF	ExchangeTradedFund	CBOE BZX Exchange
DDFN	Innovator Equity Dual Directional 15 Buffer ETF - November ETF	ExchangeTradedFund	CBOE BZX Exchange
DDFO	Innovator Equity Dual Directional 15 Buffer ETF - October ETF	ExchangeTradedFund	CBOE BZX Exchange
DDFS	Innovator Equity Dual Directional 15 Buffer ETF - September ETF	ExchangeTradedFund	CBOE BZX Exchange
DDFY	Innovator Equity Dual Directional 15 Buffer ETF - May ETF	ExchangeTradedFund	CBOE BZX Exchange
DDFZ	Innovator Equity Dual Directional 15 Buffer ETF - June ETF	ExchangeTradedFund	CBOE BZX Exchange
DDI	DoubleDown Interactive Co Ltd ADR	AdrCommon	NASDAQ Stock Market
DDIV	First Trust Dorsey Wright Momentum & Dividend ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
DDL	Dingdong (Cayman) Limited American Depositary Shares (each two representing thre	AdrCommon	New York Stock Exchange
DDLS	WisdomTree Dynamic International SmallCap Equity Fund ETF	ExchangeTradedFund	CBOE BZX Exchange
DDM	ProShares Trust ProShares Ultra Dow 30	ExchangeTradedFund	NYSE Arca
DDNQ	Innovator Growth-100 Dual Directional 5 Buffer ETF - Quarterly ETF	ExchangeTradedFund	CBOE BZX Exchange
DDOG	Datadog Inc COM CL A USD0.00001	CommonStock	NASDAQ Stock Market
DDS	Dillard's Inc. Class A Common Stock	CommonStock	New York Stock Exchange
DDSQ	Innovator Equity Dual Directional 5 Buffer ETF - Quarterly ETF	ExchangeTradedFund	CBOE BZX Exchange
DDT	Dillard's Capital Trust I 7.50% Capital Securities	StructuredProduct	New York Stock Exchange
DDTA	Innovator Equity Dual Directional 10 Buffer ETF - April ETF	ExchangeTradedFund	CBOE BZX Exchange
DDTD	Innovator Equity Dual Directional 10 Buffer ETF - December ETF	ExchangeTradedFund	CBOE BZX Exchange
DDTF	Innovator Equity Dual Directional 10 Buffer ETF - February ETF	ExchangeTradedFund	CBOE BZX Exchange
DDTJ	Innovator Equity Dual Directional 10 Buffer ETF - January ETF	ExchangeTradedFund	CBOE BZX Exchange
DDTL	Innovator Equity Dual Directional 10 Buffer ETF - July ETF	ExchangeTradedFund	CBOE BZX Exchange
DDTM	Innovator Equity Dual Directional 10 Buffer ETF - March ETF	ExchangeTradedFund	CBOE BZX Exchange
DDTN	Innovator Equity Dual Directional 10 Buffer ETF - November ETF	ExchangeTradedFund	CBOE BZX Exchange
DDTO	Innovator Equity Dual Directional 10 Buffer ETF - October ETF	ExchangeTradedFund	CBOE BZX Exchange
DDTS	Innovator Equity Dual Directional 10 Buffer ETF - September ETF	ExchangeTradedFund	CBOE BZX Exchange
DDTY	Innovator Equity Dual Directional 10 Buffer ETF - May ETF	ExchangeTradedFund	CBOE BZX Exchange
DDTZ	Innovator Equity Dual Directional 10 Buffer ETF - June ETF	ExchangeTradedFund	CBOE BZX Exchange
DDV	Defined Duration 5 ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
DDWM	WisdomTree Dynamic International Equity Fund ETF	ExchangeTradedFund	CBOE BZX Exchange
DDX	Defined Duration 10 ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
DDXX	Defined Duration 20 ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
DE	Deere & Company Common Stock	CommonStock	New York Stock Exchange
DEA	Easterly Government Properties, Inc. Common Stock	CommonStock	New York Stock Exchange
DEC	Diversified Energy Company Common Stock	CommonStock	New York Stock Exchange
DECK	Deckers Outdoor Corporation Common Stock, par value $0.01 per share	CommonStock	New York Stock Exchange
DECM	FT Vest U.S. Equity Max Buffer ETF - December ETF	ExchangeTradedFund	CBOE BZX Exchange
DECO	State Street Galaxy Digital Asset Ecosystem ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
DECP	PGIM S&P 500 Buffer 12 ETF - December ETF	ExchangeTradedFund	CBOE BZX Exchange
DECT	AllianzIM U.S. Equity Buffer10 Dec ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
DECU	AllianzIM US Equity Buffer15 Uncapped Dec ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
DECW	AllianzIM U.S. Equity Buffer20 Dec ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
DECZ	TrueShares Structured Outcome (December) ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
DEED	First Trust Exchange-Traded Fund VIII First Trust Securitized Plus ETF	ExchangeTradedFund	NYSE Arca
DEEF	DBX ETF Trust Xtrackers FTSE Developed ex US Multifactor ETF	ExchangeTradedFund	NYSE Arca

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
DEEP	ETF Series Solutions Acquirers Small and Micro Deep Value ETF	ExchangeTradedFund	NYSE Arca
DEFI	Hashdex Commodities Trust Hashdex Bitcoin ETF	ExchangeTradedVehicle	NYSE Arca
DEFR	Aptus Deferred Income ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
DEFT	DeFi Technologies Inc COM	CommonStock	NASDAQ Stock Market
DEHP	Dimensional ETF Trust Dimensional Emerging Markets High Profitability ETF	ExchangeTradedFund	NYSE Arca
DEI	Douglas Emmett, Inc. Common Stock	CommonStock	New York Stock Exchange
DELL	Dell Technologies Inc. Class C Common Stock	CommonStock	New York Stock Exchange
DEM	WisdomTree Trust WisdomTree Emerging Markets High Dividend Fund	ExchangeTradedFund	NYSE Arca
DEMZ	Democratic Large Cap Core ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
DEO	DIAGEO plc American Depositary Shares (Each representing 4 Ordinary Shares)	AdrCommon	New York Stock Exchange
DERM	Journey Medical Corp COM USD0.0001	CommonStock	NASDAQ Stock Market
DES	WisdomTree Trust WisdomTree U.S. SmallCap Dividend Fund	ExchangeTradedFund	NYSE Arca
DESK	VanEck ETF Trust VanEck Office and Commercial REIT ETF	ExchangeTradedFund	NYSE Arca
DETX	Liberty Defense Holdings Ltd COM	CommonStock	NASDAQ Stock Market
DEUS	DBX ETF Trust Xtrackers Russell US Multifactor ETF	ExchangeTradedFund	NYSE Arca
DEVS	DevvStream Corp COM NPV	CommonStock	NASDAQ Stock Market
DEW	WisdomTree Trust WisdomTree Global High Dividend Fund	ExchangeTradedFund	NYSE Arca
DEXC	Dimensional ETF Trust Dimensional Emerging Markets ex China Core Equity ETF	ExchangeTradedFund	NYSE Arca
DFAC	Dimensional ETF Trust Dimensional U.S. Core Equity 2 ETF	ExchangeTradedFund	NYSE Arca
DFAE	Dimensional ETF Trust Dimensional Emerging Core Equity Market ETF	ExchangeTradedFund	NYSE Arca
DFAI	Dimensional ETF Trust Dimensional International Core Equity Market ETF	ExchangeTradedFund	NYSE Arca
DFAR	Dimensional ETF Trust Dimensional US Real Estate ETF	ExchangeTradedFund	NYSE Arca
DFAS	Dimensional ETF Trust Dimensional U.S. Small Cap ETF	ExchangeTradedFund	NYSE Arca
DFAT	Dimensional ETF Trust Dimensional U.S. Targeted Value ETF	ExchangeTradedFund	NYSE Arca
DFAU	Dimensional ETF Trust Dimensional US Core Equity Market ETF	ExchangeTradedFund	NYSE Arca
DFAW	Dimensional ETF Trust Dimensional World Equity ETF	ExchangeTradedFund	NYSE Arca
DFAX	Dimensional ETF Trust Dimensional World ex U.S. Core Equity 2 ETF	ExchangeTradedFund	NYSE Arca
DFCA	Dimensional ETF Trust Dimensional California Municipal Bond ETF	ExchangeTradedFund	NYSE Arca
DFCF	Dimensional ETF Trust Dimensional Core Fixed Income ETF	ExchangeTradedFund	NYSE Arca
DFDV	DeFi Development Corp COM	CommonStock	NASDAQ Stock Market
DFDVW	DeFi Development Corp WT EXP 01/21/28	Warrant	NASDAQ Stock Market
DFE	WisdomTree Trust WisdomTree Europe SmallCap Dividend Fund	ExchangeTradedFund	NYSE Arca
DFEB	FT Vest US Equity Deep Buffer ETF - February ETF	ExchangeTradedFund	CBOE BZX Exchange
DFEM	Dimensional ETF Trust Dimensional Emerging Markets Core Equity 2 ETF	ExchangeTradedFund	NYSE Arca
DFEN	Direxion Shares ETF Trust Direxion Daily Aerospace & Defense Bull 3X ETF	ExchangeTradedFund	NYSE Arca
DFEV	Dimensional ETF Trust Dimensional Emerging Markets Value ETF	ExchangeTradedFund	NYSE Arca
DFGP	Dimensional Global Core Plus Fixed Income ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
DFGR	Dimensional ETF Trust Dimensional Global Real Estate ETF	ExchangeTradedFund	NYSE Arca
DFGX	Dimensional International Core Fixed Income ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
DFH	Dream Finders Homes, Inc. Class A Common Stock	CommonStock	New York Stock Exchange
DFIC	Dimensional International Core Equity 2 ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
DFII	First Trust Exchange-Traded Fund FT Vest Bitcoin Strategy & Target Income ETF	ExchangeTradedFund	NYSE Arca
DFIN	Donnelley Financial Solutions, Inc. Common Stock, par value $0.01 per share	CommonStock	New York Stock Exchange
DFIP	Dimensional ETF Trust Dimensional Inflation-Protected Securities ETF	ExchangeTradedFund	NYSE Arca
DFIS	Dimensional International Small Cap ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
DFIV	Dimensional ETF Trust Dimensional International Value ETF	ExchangeTradedFund	NYSE Arca
DFJ	WisdomTree Trust WisdomTree Japan SmallCap Dividend Fund	ExchangeTradedFund	NYSE Arca
DFLI	Dragonfly Energy Holdings Corp COM CL A	CommonStock	NASDAQ Stock Market
DFLIW	Dragonfly Energy Holdings Corp WT EXP 072926	Warrant	NASDAQ Stock Market
DFLV	Dimensional ETF Trust Dimensional US Large Cap Value ETF	ExchangeTradedFund	NYSE Arca
DFMC	DFA Investment Dimensions Group Inc. U.S. Micro Cap Portfolio: ETF Class Shares	ExchangeTradedFund	NYSE Arca
DFNL	Davis Select Financial ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
DFNM	Dimensional ETF Trust Dimensional National Municipal Bond ETF	ExchangeTradedFund	NYSE Arca
DFNS	T3 Defense Inc COM	CommonStock	NASDAQ Stock Market
DFNSW	T3 Defense Inc WT EXP 120428	Warrant	NASDAQ Stock Market

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
DFP	Flaherty & Crumrine Dynamic Preferred and Income Fund Incorporated Common Sto	Fund	New York Stock Exchange
DFSB	Dimensional ETF Trust Dimensional Global Sustainability Fixed Income ETF	ExchangeTradedFund	NYSE Arca
DFSC	DEFSEC Technologies Inc COM	CommonStock	NASDAQ Stock Market
DFSCW	DEFSEC Technologies Inc WT EXP 100150	Warrant	NASDAQ Stock Market
DFSD	Dimensional ETF Trust Dimensional Short-Duration Fixed Income ETF	ExchangeTradedFund	NYSE Arca
DFSE	Dimensional ETF Trust Dimensional Emerging Markets Sustainability Core 1 ETF	ExchangeTradedFund	NYSE Arca
DFSI	Dimensional ETF Trust Dimensional International Sustainability Core 1 ETF	ExchangeTradedFund	NYSE Arca
DFSU	Dimensional ETF Trust Dimensional US Sustainability Core 1 ETF	ExchangeTradedFund	NYSE Arca
DFSV	Dimensional ETF Trust Dimensional US Small Cap Value ETF	ExchangeTradedFund	NYSE Arca
DFTT	Northern Lights Fund Trust DF Tactical 30 ETF	ExchangeTradedFund	NYSE Arca
DFTX	Definium Therapeutics Inc COM SUB VTG	CommonStock	NASDAQ Stock Market
DFUS	Dimensional ETF Trust Dimensional U.S. Equity Market ETF	ExchangeTradedFund	NYSE Arca
DFUV	Dimensional ETF Trust Dimensional US Marketwide Value ETF	ExchangeTradedFund	NYSE Arca
DFVE	DoubleLine ETF Trust DoubleLine Fortune 500 Equal Weight ETF	ExchangeTradedFund	NYSE Arca
DFVX	Dimensional ETF Trust Dimensional US Large Cap Vector ETF	ExchangeTradedFund	NYSE Arca
DG	Dollar General Corporation Common Stock	CommonStock	New York Stock Exchange
DGAC.U	Disciplined Growth Acquisition Corporation Units, each consisting of one Class A ordi	Unit	New York Stock Exchange
DGAP	FT Vest U.S. Equity Buffer & Digital Return ETF - April ETF	ExchangeTradedFund	CBOE BZX Exchange
DGCB	Dimensional Global Credit ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
DGICA	Donegal Group Inc CL A	CommonStock	NASDAQ Stock Market
DGICB	Donegal Group Inc CL B COM NPV	CommonStock	NASDAQ Stock Market
DGII	Digi International Inc COM USD.01	CommonStock	NASDAQ Stock Market
DGIN	VanEck ETF Trust VanEck Digital India ETF	ExchangeTradedFund	NYSE Arca
DGJA	FT Vest U.S. Equity Buffer & Digital Return ETF - January ETF	ExchangeTradedFund	CBOE BZX Exchange
DGLO	First Trust RBA Deglobalization ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
DGNX	Diginex Limited ORD USD0.0004	CommonStock	NASDAQ Stock Market
DGOC	FT Vest U.S. Equity Buffer & Digital Return ETF - October ETF	ExchangeTradedFund	CBOE BZX Exchange
DGP	Deutsche Bank AG DB Gold Double Long Exchange Traded Notes due February 15, 20	ExchangeTradedNote	NYSE Arca
DGRE	WisdomTree Emerging Markets Quality Dividend Growth Fund ETF	ExchangeTradedFund	NASDAQ Stock Market
DGRO	iShares Trust iShares Core Dividend Growth ETF	ExchangeTradedFund	NYSE Arca
DGRS	WisdomTree U.S. SmallCap Quality Dividend Growth Fund ETF	ExchangeTradedFund	NASDAQ Stock Market
DGRW	WisdomTree U.S. Quality Dividend Growth Fund ETF	ExchangeTradedFund	NASDAQ Stock Market
DGS	WisdomTree Trust WisdomTree Emerging Markets SmallCap Dividend Fund	ExchangeTradedFund	NYSE Arca
DGT	SPDR Series Trust State Street SPDR Global Dow ETF	ExchangeTradedFund	NYSE Arca
DGX	Quest Diagnostics Incorporated Common Stock	CommonStock	New York Stock Exchange
DGXX	Digi Power X Inc COM	CommonStock	NASDAQ Stock Market
DGZ	Deutsche Bank AG DB Gold Short Exchange Traded Notes due February 15, 2038	ExchangeTradedNote	NYSE Arca
DH	Definitive Healthcare Corp COM CL A USD0.001	CommonStock	NASDAQ Stock Market
DHC	Diversified Healthcare Trust COM USD.01	Fund	NASDAQ Stock Market
DHCNI	Diversified Healthcare Trust 5.625 Senior Notes due 2042 STRUCT PRODUCT	Unknown	NASDAQ Stock Market
DHCNL	Diversified Healthcare Trust 6.25 Senior Notes Due 2046 STRUCT PRODUCT	Unknown	NASDAQ Stock Market
DHDG	FT Vest U.S. Equity Quarterly 2.5 to 15 Buffer ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
DHF	BNY Mellon High Yield Strategies Fund Common Stock	Fund	New York Stock Exchange
DHI	D.R. Horton, Inc. Common Stock	CommonStock	New York Stock Exchange
DHLX	Diamond Hill Funds Diamond Hill Large Cap Concentrated ETF	ExchangeTradedFund	NYSE Arca
DHR	Danaher Corporation Common Stock	CommonStock	New York Stock Exchange
DHS	WisdomTree Trust WisdomTree U.S. High Dividend Fund	ExchangeTradedFund	NYSE Arca
DHSB	Strategy Shares Day Hagan Smart Buffer ETF	ExchangeTradedFund	NYSE Arca
DHT	DHT Holdings, Inc. Common stock	CommonStock	New York Stock Exchange
DHX	DHI Group, Inc. Common Stock	CommonStock	New York Stock Exchange
DHY	Credit Suisse High Yield Credit Fund Common Stock	Fund	NYSE American
DIA	State Street SPDR Dow Jones Industrial Average ETF Trust Units	ExchangeTradedFund	NYSE Arca
DIAL	Columbia ETF Trust I Columbia Diversified Fixed Income Allocation ETF	ExchangeTradedFund	NYSE Arca
DIBS	1stdibs.com Inc COM USD.01	CommonStock	NASDAQ Stock Market
DIEM	Franklin Templeton ETF Trust Franklin Emerging Market Core Dividend Tilt Index ETF	ExchangeTradedFund	NYSE Arca

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
DIG	ProShares Trust ProShares Ultra Energy	ExchangeTradedFund	NYSE Arca
DIHP	Dimensional International High Profitability ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
DIM	WisdomTree Trust WisdomTree International MidCap Dividend Fund	ExchangeTradedFund	NYSE Arca
DIME	CoinShares Altcoins ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
DIN	Dine Brands Global, Inc. Common Stock	CommonStock	New York Stock Exchange
DINE	Simplify Tax Aware Diversified Income Strategy ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
DINO	HF Sinclair Corporation Common Stock	CommonStock	New York Stock Exchange
DINT	Davis Select International ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
DIOD	Diodes Inc COM USD.66	CommonStock	NASDAQ Stock Market
DIPR	Corgi Space & Satellite Communications ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
DIPS	Tidal Trust II YieldMax Short NVDA Option Income Strategy ETF	ExchangeTradedFund	NYSE Arca
DIS	The Walt Disney Company Common Stock	CommonStock	New York Stock Exchange
DISO	Tidal Trust II YieldMax DIS Option Income Strategy ETF	ExchangeTradedFund	NYSE Arca
DISV	Dimensional International Small Cap Value ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
DIT	AMCON Distributing Company Common Stock	CommonStock	NYSE American
DIV	Global X Funds Global X SuperDividend U.S. ETF	ExchangeTradedFund	NYSE Arca
DIVB	iShares Core Dividend ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
DIVD	Altrius Global Dividend ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
DIVE	Tidal Trust I Dana Concentrated Dividend ETF	ExchangeTradedFund	NYSE Arca
DIVG	Invesco Exchange-Traded Fund Trust II Invesco S&P 500 High Dividend Growers ETF	ExchangeTradedFund	NYSE Arca
DIVI	Franklin Templeton ETF Trust Franklin International Core Dividend Tilt Index ETF	ExchangeTradedFund	NYSE Arca
DIVL	Madison ETFs Trust Madison Dividend Value ETF	ExchangeTradedFund	NYSE Arca
DIVN	Horizon Dividend Income ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
DIVO	Amplify ETF Trust Amplify CWP Enhanced Dividend Income ETF	ExchangeTradedFund	NYSE Arca
DIVP	The Advisors' Inner Circle Fund II Cullen Enhanced Equity Income ETF	ExchangeTradedFund	NYSE Arca
DIVS	Guinness Atkinson Funds Guinness Atkinson Dividend Builder ETF	ExchangeTradedFund	NYSE Arca
DIVY	Tidal Trust I Sound Equity Dividend Income ETF	ExchangeTradedFund	New York Stock Exchange
DIVZ	Elevation Series Trust Polen Dividend Income ETF	ExchangeTradedFund	NYSE Arca
DJAN	FT Vest US Equity Deep Buffer ETF - January ETF	ExchangeTradedFund	CBOE BZX Exchange
DJCO	Daily Journal Corp COM USD.01	CommonStock	NASDAQ Stock Market
DJD	Invesco Exchange-Traded Fund Trust Invesco Dow Jones Industrial Average Dividend	ExchangeTradedFund	NYSE Arca
DJIA	Global X Funds Global X Dow 30 Covered Call ETF	ExchangeTradedFund	NYSE Arca
DJP	Barclays Bank PLC iPath Bloomberg Commodity Index Total Return ETN due 6/12/203	ExchangeTradedNote	NYSE Arca
DJT	Trump Media & Technology Group Corp COM USD0.0001	CommonStock	NASDAQ Stock Market
DJTU	T-REX 2X Long DJT Daily Target ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
DJTWW	Trump Media & Technology Group Corp WT EXP 032529	Warrant	NASDAQ Stock Market
DJUL	FT Vest US Equity Deep Buffer ETF - July ETF	ExchangeTradedFund	CBOE BZX Exchange
DJUN	FT Vest US Equity Deep Buffer ETF - June ETF	ExchangeTradedFund	CBOE BZX Exchange
DK	Delek US Holdings, Inc. Common Stock	CommonStock	New York Stock Exchange
DKI	DarkIris Inc CL A ORD USD0.0016	CommonStock	NASDAQ Stock Market
DKL	Delek Logistics Partners, LP Common units representing limited partner interests	CommonStock	New York Stock Exchange
DKNG	DraftKings Inc COM CL A	CommonStock	NASDAQ Stock Market
DKNX	Defiance Daily Target 2X Long DKNG ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
DKS	Dick's Sporting Goods, Inc. Common Stock	CommonStock	New York Stock Exchange
DLAG	FT Vest U.S. Equity Dual Directional Buffer ETF - August ETF	ExchangeTradedFund	CBOE BZX Exchange
DLB	Dolby Laboratories, Inc. Class A Common Stock	CommonStock	New York Stock Exchange
DLFE	FT Vest U.S. Equity Dual Directional Buffer ETF - February ETF	ExchangeTradedFund	CBOE BZX Exchange
DLHC	DLH Holdings Corp COM USD.001	CommonStock	NASDAQ Stock Market
DLLL	GraniteShares 2x Long DELL Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
DLMY	FT Vest US Equity Dual Directional Buffer ETF - May ETF	ExchangeTradedFund	CBOE BZX Exchange
DLN	WisdomTree Trust WisdomTree U.S. LargeCap Dividend Fund	ExchangeTradedFund	NYSE Arca
DLNG	Dynagas LNG Partners LP Common Units	CommonStock	New York Stock Exchange
DLNGpA	Dynagas LNG Partners LP 9.00% Series A Cumulative Redeemable Preferred Units, liq	PreferredStock	New York Stock Exchange
DLNV	FT Vest U.S. Equity Dual Directional Buffer ETF - November ETF	ExchangeTradedFund	CBOE BZX Exchange
DLO	DLocal Limited COM CL A	CommonStock	NASDAQ Stock Market

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
DLPN	Dolphin Entertainment Inc COM USD.001	CommonStock	NASDAQ Stock Market
DLR	Digital Realty Trust, Inc. Common Stock	CommonStock	New York Stock Exchange
DLRpJ	Digital Realty Trust, Inc. 5.250% Series J Cumulative Redeemable Preferred Stock	PreferredStock	New York Stock Exchange
DLRpK	Digital Realty Trust, Inc. 5.850% Series K Cumulative Redeemable Preferred Stock	PreferredStock	New York Stock Exchange
DLRpL	Digital Realty Trust, Inc. 5.200% Series L Cumulative Redeemable Preferred Stock	PreferredStock	New York Stock Exchange
DLS	WisdomTree Trust WisdomTree International SmallCap Dividend Fund	ExchangeTradedFund	NYSE Arca
DLTH	Duluth Holdings Inc CL B COM NPV	CommonStock	NASDAQ Stock Market
DLTR	Dollar Tree Inc COM USD.01	CommonStock	NASDAQ Stock Market
DLUX	DoubleLine ETF Trust DoubleLine Ultrashort Income ETF	ExchangeTradedFund	NYSE Arca
DLX	Deluxe Corporation Common Stock	CommonStock	New York Stock Exchange
DLXY	Delixy Holdings Ltd CL A ORD USD0.000005	CommonStock	NASDAQ Stock Market
DLY	DoubleLine Yield Opportunities Fund Common Shares of Beneficial Interest	Fund	New York Stock Exchange
DMA	Destra Multi-Alternative Fund Common Stock	Fund	New York Stock Exchange
DMAA	Drugs Made In America Acquisition Corp ORD USD0.0001	CommonStock	NASDAQ Stock Market
DMAAR	Drugs Made In America Acquisition Corp. Rights	Right	NASDAQ Stock Market
DMAAU	Drugs Made In America Acquisition Corp UNIT (1ORD 1 RT)	Unit	NASDAQ Stock Market
DMAC	DiaMedica Therapeutics Inc COM NPV	CommonStock	NASDAQ Stock Market
DMAR	FT Vest US Equity Deep Buffer ETF - March ETF	ExchangeTradedFund	CBOE BZX Exchange
DMAX	iShares Large Cap Max Buffer Dec ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
DMAY	FT Vest US Equity Deep Buffer ETF - May ETF	ExchangeTradedFund	CBOE BZX Exchange
DMB	BNY Mellon Municipal Bond Infrastructure Fund, Inc. Common Stock	Fund	New York Stock Exchange
DMBS	DoubleLine ETF Trust DoubleLine Mortgage ETF	ExchangeTradedFund	NYSE Arca
DMII	Drugs Made In America Acquisition II Corp ORD USD0.0001	CommonStock	NASDAQ Stock Market
DMIIR	Drugs Made In America Acquisition II Corp. Right	Right	NASDAQ Stock Market
DMIIU	Drugs Made In America Acquisition II Corp UNIT(1 ORD 1RT)	Unit	NASDAQ Stock Market
DMLP	Dorchester Minerals LP LP DEP UNTS NPV	CommonStock	NASDAQ Stock Market
DMO	Western Asset Mortgage Opportunity Fund Inc. Common Stock	Fund	New York Stock Exchange
DMRA	Damora Therapeutics Inc COM USD.00001	CommonStock	NASDAQ Stock Market
DMRC	Digimarc Corp COM USD.001	CommonStock	NASDAQ Stock Market
DMX	DoubleLine ETF Trust DoubleLine Multi-Sector Income ETF	ExchangeTradedFund	NYSE Arca
DMXF	iShares ESG Advanced MSCI EAFE ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
DNA	Ginkgo Bioworks Holdings, Inc. Class A Common Stock	CommonStock	New York Stock Exchange
DNL	WisdomTree Trust WisdomTree Global ex-U.S. Quality Growth Fund	ExchangeTradedFund	NYSE Arca
DNLI	Denali Therapeutics Inc COM	CommonStock	NASDAQ Stock Market
DNMX	Dynamix Corp III CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
DNMXU	Dynamix Corp III UNIT (1CLA 1/2 WT)	Unit	NASDAQ Stock Market
DNMXW	Dynamix Corp III WT EXP 091630	Warrant	NASDAQ Stock Market
DNN	Denison Mines Corp Common Stock	CommonStock	NYSE American
DNNG	Leverage Shares 2x Long DNN Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
DNOV	FT Vest US Equity Deep Buffer ETF - November ETF	ExchangeTradedFund	CBOE BZX Exchange
DNOW	DNOW Inc. Common Stock	CommonStock	New York Stock Exchange
DNP	DNP Select Income Fund Inc. Common Stock	Fund	New York Stock Exchange
DNTH	Dianthus Therapeutics Inc COM	CommonStock	NASDAQ Stock Market
DNUT	Krispy Kreme Inc COM NEW	CommonStock	NASDAQ Stock Market
DOC	Healthpeak Properties, Inc. Common Stock	CommonStock	New York Stock Exchange
DOCK	Corgi Ports Rail & Freight ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
DOCN	DigitalOcean Holdings, Inc. Common Stock	CommonStock	New York Stock Exchange
DOCS	Doximity, Inc. Class A Common Stock	CommonStock	New York Stock Exchange
DOCT	FT Vest US Equity Deep Buffer ETF - October ETF	ExchangeTradedFund	CBOE BZX Exchange
DOCU	DocuSign Inc. COM USD0.0001	CommonStock	NASDAQ Stock Market
DOG	ProShares Trust ProShares Short Dow 30	ExchangeTradedFund	NYSE Arca
DOGG	FT Vest DJIA Dogs 10 Target Income ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
DOGZ	Dogness (International) Corp COM USD.002 CL A	CommonStock	NASDAQ Stock Market
DOJE	REX-Osprey DOGE ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
DOL	WisdomTree Trust WisdomTree True Developed International Fund	ExchangeTradedFund	NYSE Arca

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
DOLE	Dole plc Ordinary Shares	CommonStock	New York Stock Exchange
DOMH	Dominari Holdings Inc COM USD.01	CommonStock	NASDAQ Stock Market
DOMO	Domo Inc CL B COM USD0.001	CommonStock	NASDAQ Stock Market
DON	WisdomTree Trust WisdomTree U.S. MidCap Dividend Fund	ExchangeTradedFund	NYSE Arca
DOO	BRP Inc SUB VTG NPV	CommonStock	NASDAQ Stock Market
DORM	Dorman Products Inc COM USD.01	CommonStock	NASDAQ Stock Market
DOUG	Douglas Elliman Inc. Common Stock	CommonStock	New York Stock Exchange
DOV	Dover Corporation Common Stock	CommonStock	New York Stock Exchange
DOW	Dow Inc. Common Stock, par value $0.01 per share	CommonStock	New York Stock Exchange
DOX	Amdocs Ltd ORD GBP.01	CommonStock	NASDAQ Stock Market
DOYU	DouYu International Holdings Limited ADS	AdrCommon	NASDAQ Stock Market
DPG	Duff & Phelps Utility and Infrastructure Fund Inc. Common Stock	Fund	New York Stock Exchange
DPRE	Virtus ETF Trust II Virtus Duff & Phelps Real Estate Income ETF	ExchangeTradedFund	NYSE Arca
DPRO	Draganfly Inc COM	CommonStock	NASDAQ Stock Market
DPST	Direxion Shares ETF Trust Direxion Daily Regional Banks Bull 3X ETF	ExchangeTradedFund	NYSE Arca
DPZ	Domino's Pizza Inc COM USD.01	CommonStock	NASDAQ Stock Market
DQ	Daqo New Energy Corp. American Depositary Shares (each representing 5 Ordinary Sl	AdrCommon	New York Stock Exchange
DRAI	EA Series Trust Draco Evolution AI ETF	ExchangeTradedFund	NYSE Arca
DRAM	Roundhill Memory ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
DRAY	Tidal Trust II YieldMax DKNG Option Income Strategy ETF	ExchangeTradedFund	NYSE Arca
DRCT	Direct Digital Holdings Inc CL A COM USD0.001	CommonStock	NASDAQ Stock Market
DRD	DRDGOLD Limited American Depositary Shares (Each representing ten Ordinary Share	AdrCommon	New York Stock Exchange
DRDB	Roman DBDR Tech Acquisition Corp II CL A COM USD0.0001	CommonStock	NASDAQ Stock Market
DRDBU	Roman DBDR Tech Acquisition Corp II UNITS	Unit	NASDAQ Stock Market
DRDBW	Roman DBDR Tech Acquisition Corp II WT EXP 103131	Warrant	NASDAQ Stock Market
DRES	GMO ETF Trust GMO Domestic Resilience ETF	ExchangeTradedFund	NYSE Arca
DRGN	Themes China Generative Artificial Intelligence ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
DRH	DiamondRock Hospitality Co COM USD.01	CommonStock	NASDAQ Stock Market
DRI	Darden Restaurants, Inc. Common Stock	CommonStock	New York Stock Exchange
DRIO	DarioHealth Corp COM	CommonStock	NASDAQ Stock Market
DRIP	Direxion Shares ETF Trust Direxion Daily S&P Oil & Gas Exp. & Prod. Bear 2X ETF	ExchangeTradedFund	NYSE Arca
DRIV	Global X Autonomous & Electric Vehicles ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
DRKY	Tidal Trust III VistaShares Target 15 DRUKMacro Distribution ETF	ExchangeTradedFund	NYSE Arca
DRLL	EA Series Trust Strive U.S. Energy ETF	ExchangeTradedFund	New York Stock Exchange
DRMA	Dermata Therapeutics Inc COM USD	CommonStock	NASDAQ Stock Market
DRMAW	Dermata Therapeutics Inc WT EXP 081326	Warrant	NASDAQ Stock Market
DRN	Direxion Shares ETF Trust Direxion Daily Real Estate Bull 3X ETF	ExchangeTradedFund	NYSE Arca
DRNL	Defiance 2X Daily Long Pure Drone and Aerial Automation ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
DRNZ	REX Drone ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
DRS	Leonardo DRS Inc Common Stock	CommonStock	NASDAQ Stock Market
DRSK	ETF Series Solutions - Aptus Defined Risk ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
DRTS	Alpha Tau Medical Ltd COM CL A	CommonStock	NASDAQ Stock Market
DRTSW	Alpha Tau Medical Ltd WT EXP 030727	Warrant	NASDAQ Stock Market
DRUG	Bright Minds Biosciences Inc COM	CommonStock	NASDAQ Stock Market
DRUP	GraniteShares ETF Trust GraniteShares Nasdaq Select Disruptors ETF	ExchangeTradedFund	NYSE Arca
DRV	Direxion Shares ETF Trust Direxion Daily Real Estate Bear 3X ETF	ExchangeTradedFund	NYSE Arca
DRVN	Driven Brands Holdings Inc COM	CommonStock	NASDAQ Stock Market
DSAC	Daedalus Special Acquisition Corp CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
DSACU	Daedalus Special Acquisition Corp UNIT (1CLA 1/4 WT)	Unit	NASDAQ Stock Market
DSACW	Daedalus Special Acquisition Corp WT EXP 112430	Warrant	NASDAQ Stock Market
DSCO	DoubleLine ETF Trust DoubleLine Securitized Credit ETF	ExchangeTradedFund	NYSE Arca
DSEP	FT Vest US Equity Deep Buffer ETF - September ETF	ExchangeTradedFund	CBOE BZX Exchange
DSGN	Design Therapeutics Inc COM	CommonStock	NASDAQ Stock Market
DSGR	Distribution Solutions Group Inc COM NPV	CommonStock	NASDAQ Stock Market
DSGX	Descartes Systems Group Inc (The) COM NPV	CommonStock	NASDAQ Stock Market

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
DSI	iShares Trust iShares ESG MSCI KLD 400 ETF	ExchangeTradedFund	NYSE Arca
DSL	DoubleLine Income Solutions Fund Common Shares, $.00001 par value	Fund	New York Stock Exchange
DSM	BNY Mellon Strategic Municipal Bond Fund, Inc. Common Stock	Fund	New York Stock Exchange
DSMC	ETF Series Solutions Distillate Small/Mid Cash Flow ETF	ExchangeTradedFund	New York Stock Exchange
DSP	Viant Technology Inc COM	CommonStock	NASDAQ Stock Market
DSPY	Tema ETF Trust Tema S&P 500 Historical Weight ETF Strategy	ExchangeTradedFund	NYSE Arca
DSS	DSS, Inc. Common Stock	CommonStock	NYSE American
DSTL	ETF Series Solutions Distillate U.S. Fundamental Stability & Value ETF	ExchangeTradedFund	NYSE Arca
DSTX	ETF Series Solutions Distillate International Fundamental Stability & Value ETF	ExchangeTradedFund	New York Stock Exchange
DSU	BlackRock Debt Strategies Fund, Inc. Common Stock	Fund	New York Stock Exchange
DSWL	Deswell Industries Inc COM USD.01	CommonStock	NASDAQ Stock Market
DSX	Diana Shipping Inc. Common Stock	CommonStock	New York Stock Exchange
DSX.WS	Diana Shipping Inc. Warrants to Purchase Common Stock (expiring on or about Decen	Warrant	New York Stock Exchange
DSXpB	Diana Shipping Inc. 8.875% Series B Cumulative Redeemable Perpetual Preferred Sha	PreferredStock	New York Stock Exchange
DSY	Big Tree Cloud Holdings Ltd CL A ORD USD0.002	CommonStock	NASDAQ Stock Market
DSYWW	Big Tree Cloud Holdings Ltd WT EXP 060729	Warrant	NASDAQ Stock Market
DT	Dynatrace, Inc. Common Stock	CommonStock	New York Stock Exchange
DTAN	EA Series Trust Sparkline International Intangible Value ETF	ExchangeTradedFund	NYSE Arca
DTB	DTE Energy Company 2020 Series G 4.375% Junior Subordinated Debentures due 208	StructuredProduct	New York Stock Exchange
DTCR	Global X Data Center & Digital Infrastructure ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
DTCX	Datacentrex Inc COM USD$0.001	CommonStock	NASDAQ Stock Market
DTD	WisdomTree Trust WisdomTree U.S. Total Dividend Fund	ExchangeTradedFund	NYSE Arca
DTE	DTE Energy Company Common Stock	CommonStock	New York Stock Exchange
DTEC	ALPS ETF Trust ALPS Disruptive Technologies ETF	ExchangeTradedFund	NYSE Arca
DTF	DTF Tax-Free Income 2028 Term Fund Inc. Common Stock	Fund	New York Stock Exchange
DTG	DTE Energy Company 2021 Series E 4.375% Junior Subordinated Debentures due 208	StructuredProduct	New York Stock Exchange
DTH	WisdomTree Trust WisdomTree International High Dividend Fund	ExchangeTradedFund	NYSE Arca
DTI	Drilling Tools International Corp COM USD0.0001	CommonStock	NASDAQ Stock Market
DTIL	Precision BioSciences Inc COM CL A	CommonStock	NASDAQ Stock Market
DTK	DTE Energy Company 2025 Series H 6.25% Junior Subordinated Debentures due 2085	StructuredProduct	New York Stock Exchange
DTM	DT Midstream, Inc. Common Stock	CommonStock	New York Stock Exchange
DTRE	First Trust Exchange-Traded Fund II First Trust Alerian Disruptive Technology Real Esta	ExchangeTradedFund	NYSE Arca
DTSQ	DT Cloud Star Acquisition Corp ORD USD0.0001	CommonStock	NASDAQ Stock Market
DTSQR	DT Cloud Star Acquisition Corporation Right	Right	NASDAQ Stock Market
DTSQU	DT Cloud Star Acquisition Corp UNIT (1 ORD, 1 RT)	Unit	NASDAQ Stock Market
DTSS	Datasea Intelligent Technology Ltd CL A ORD NPV	CommonStock	NASDAQ Stock Market
DTST	Data Storage Corp COM USD0.001	CommonStock	NASDAQ Stock Market
DTW	DTE Energy Company 2017 Series E 5.25% Junior Subordinated Debentures due 2077	StructuredProduct	New York Stock Exchange
DUBS	Aptus Large Cap Enhanced Yield ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
DUG	ProShares Trust ProShares UltraShort Energy	ExchangeTradedFund	NYSE Arca
DUHP	Dimensional ETF Trust Dimensional US High Profitability ETF	ExchangeTradedFund	NYSE Arca
DUK	Duke Energy Corporation Common Stock	CommonStock	New York Stock Exchange
DUKB	Duke Energy Corporation 5.625% Junior Subordinated Debentures due September 20	StructuredProduct	New York Stock Exchange
DUKH	Ocean Park High Income ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
DUKQ	Northern Lights Fund Trust Ocean Park Domestic ETF	ExchangeTradedFund	NYSE Arca
DUKR	DUKE Robotics Corp COM USD0.0001	CommonStock	NASDAQ Stock Market
DUKRW	DUKE Robotics Corp WT EXP 050631	Warrant	NASDAQ Stock Market
DUKX	Ocean Park International ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
DUKZ	Northern Lights Fund Trust Ocean Park Diversified Income ETF	ExchangeTradedFund	NYSE Arca
DUKpA	Duke Energy Corporation Depositary Shares, each representing a 1/1,000th interest i	PreferredStock	New York Stock Exchange
DULL	Bank of Montreal MicroSectors Gold -3X Inverse Leveraged ETNs due January 29, 204	ExchangeTradedFund	NYSE Arca
DUNK	Tidal Trust I Dana Unconstrained Equity ETF	ExchangeTradedFund	NYSE Arca
DUO	Fangdd Network Group Ltd CL A ORD USD.009	CommonStock	NASDAQ Stock Market
DUOG	Leverage Shares 2X Long DUOL Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
DUOL	Duolingo Inc COM CL A	CommonStock	NASDAQ Stock Market

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
DUOT	Duos Technologies Group Inc COM	CommonStock	NASDAQ Stock Market
DURA	VanEck Durable High Dividend ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
DUSA	Davis Select U.S. Equity ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
DUSB	Dimensional ETF Trust Dimensional Ultrashort Fixed Income ETF	ExchangeTradedFund	NYSE Arca
DUSG	U.S. Small Cap Growth Portfolio ETF Class Shares ETF	ExchangeTradedFund	NASDAQ Stock Market
DUSL	Direxion Shares ETF Trust Direxion Daily Industrials Bull 3X ETF	ExchangeTradedFund	NYSE Arca
DUST	Direxion Shares ETF Trust Direxion Daily Gold Miners Index Bear 2X ETF	ExchangeTradedFund	NYSE Arca
DUTY	Tidal Trust III U.S. Defense ETF	ExchangeTradedFund	NYSE Arca
DV	DoubleVerify Holdings, Inc. Common Stock	CommonStock	New York Stock Exchange
DVA	DaVita Inc. Common Stock	CommonStock	New York Stock Exchange
DVAL	BrandywineGLOBAL-Dynamic US Large Cap Value ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
DVDN	ETF Opportunities Trust Kingsbarn Dividend Opportunity ETF	ExchangeTradedFund	NYSE Arca
DVGR	DAC 3D Dividend Growth ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
DVIN	WEBs Industrials XLI Defined Volatility ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
DVLT	Datavault AI Inc COM	CommonStock	NASDAQ Stock Market
DVLU	First Trust Exchange-Traded Fund VI - First Trust Dorsey Wright Momentum & Value E	ExchangeTradedFund	NASDAQ Stock Market
DVN	Devon Energy Corporation Common Stock	CommonStock	New York Stock Exchange
DVND	Touchstone ETF Trust Touchstone Dividend Select ETF	ExchangeTradedFund	NYSE Arca
DVOL	First Trust Exchange-Traded Fund VI - First Trust Dorsey Wright Momentum & Low Vo	ExchangeTradedFund	NASDAQ Stock Market
DVQQ	WEBs QQQ Defined Volatility ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
DVRE	WEBs Real Estate XLRE Defined Volatility ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
DVSP	WEBs SPY Defined Volatility ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
DVUT	WEBs Utilities XLU Defined Volatility ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
DVVY	Invesco Diversified Dividend Opportunities ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
DVXB	WEBs Materials XLB Defined Volatility ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
DVXC	WEBs Communication Services XLC Defined Volatility ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
DVXE	WEBs Energy XLE Defined Volatility ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
DVXF	WEBs Financial XLF Defined Volatility ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
DVXK	WEBs Technology XLK Defined Volatility ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
DVXP	WEBs Consumer Staples XLP Defined Volatility ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
DVXV	WEBs Health Care XLV Defined Volatility ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
DVXY	WEBs Consumer Discretionary XLY Defined Volatility ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
DVY	iShares Select Dividend ETF DJ SEL DIV INX	ExchangeTradedFund	NASDAQ Stock Market
DVYA	iShares Inc. iShares Asia/Pacific Dividend ETF	ExchangeTradedFund	NYSE Arca
DVYE	iShares Inc. iShares Emerging Markets Dividend ETF	ExchangeTradedFund	NYSE Arca
DWAS	Invesco Dorsey Wright SmallCap Momentum ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
DWAW	AdvisorShares Dorsey Wright FSM All Cap World ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
DWLD	Davis Select Worldwide ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
DWM	WisdomTree Trust WisdomTree International Equity Fund	ExchangeTradedFund	NYSE Arca
DWMF	WisdomTree Trust WisdomTree International Multifactor Fund	ExchangeTradedFund	NYSE Arca
DWSH	AdvisorShares Trust - AdvisorShares Dorsey Wright short etf ETF	ExchangeTradedFund	NASDAQ Stock Market
DWSN	Dawson Geophysical Co COM USD.3333	CommonStock	NASDAQ Stock Market
DWTX	Dogwood Therapeutics Inc COM.USD.0001	CommonStock	NASDAQ Stock Market
DWUS	AdvisorShares Dorsey Wright FSM US Core ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
DWWN	Principal Long Duration ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
DWX	SPDR Index Shares Funds State Street SPDR S&P International Dividend ETF	ExchangeTradedFund	NYSE Arca
DX	Dynex Capital, Inc. Common Stock	CommonStock	New York Stock Exchange
DXC	DXC Technology Company Common Stock	CommonStock	New York Stock Exchange
DXCM	DexCom Inc COM USD.001	CommonStock	NASDAQ Stock Market
DXD	ProShares Trust ProShares UltraShort Dow 30	ExchangeTradedFund	NYSE Arca
DXF	Eason Technology Limited American Depositary Shares, each representing sixty-thous	AdrCommon	NYSE American
DXIV	Dimensional ETF Trust Dimensional International Vector Equity ETF	ExchangeTradedFund	NYSE Arca
DXJ	WisdomTree Trust WisdomTree Japan Hedged Equity Fund	ExchangeTradedFund	NYSE Arca
DXLG	Destination XL Group Inc COM USD.01	CommonStock	NASDAQ Stock Market
DXPE	DXP Enterprises Inc COM USD.01	CommonStock	NASDAQ Stock Market

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
DXR	Daxor Corp COM USD.01	CommonStock	NASDAQ Stock Market
DXST	Decent Holding Inc CL A ORD USD0.0025	CommonStock	NASDAQ Stock Market
DXUV	Dimensional ETF Trust Dimensional US Vector Equity ETF	ExchangeTradedFund	NYSE Arca
DXYZ	Destiny Tech100 Inc. Common Stock	Fund	New York Stock Exchange
DXpC	Dynex Capital, Inc. 6.900% Series C Fixed-to-Floating Rate Cumulative Redeemable Pr	PreferredStock	New York Stock Exchange
DY	Dycom Industries, Inc. Common Stock	CommonStock	New York Stock Exchange
DYAI	Dyadic International Inc COM USD.001	CommonStock	NASDAQ Stock Market
DYFI	IDX Dynamic Fixed Income ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
DYLD	Two Roads Shared Trust LeaderShares Dynamic Yield ETF	ExchangeTradedFund	NYSE Arca
DYLG	Global X Funds Global X Dow 30 Covered Call & Growth ETF	ExchangeTradedFund	NYSE Arca
DYN	Dyne Therapeutics Inc COM USD.0001	CommonStock	NASDAQ Stock Market
DYNB	Hartford Dynamic Bond ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
DYNC	Dynamix Corp CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
DYNCU	Dynamix Corp UNIT (1CLA 1/2 WT)	Unit	NASDAQ Stock Market
DYNCW	Dynamix Corp WT EXP 102529	Warrant	NASDAQ Stock Market
DYNF	BlackRock ETF Trust iShares U.S. Equity Factor Rotation Active ETF	ExchangeTradedFund	NYSE Arca
DYOR	Insight Digital Partners II CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
DYORU	Insight Digital Partners II UNIT (1CLA 1/2 WT)	Unit	NASDAQ Stock Market
DYORW	Insight Digital Partners II WT EXP 093032	Warrant	NASDAQ Stock Market
DYTA	SGI Dynamic Tactical ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
DZZ	Deutsche Bank AG DB Gold Double Short Exchange Traded Notes due February 15, 20	ExchangeTradedNote	NYSE Arca
E	ENI S.p.A. American Depositary Shares (Each representing two Ordinary Shares)	AdrCommon	New York Stock Exchange
EA	Electronic Arts Inc COM USD.01	CommonStock	NASDAQ Stock Market
EAD	Allspring Income Opportunities Fund Common Shares	Fund	NYSE American
EAF	GrafTech International Ltd. Common Stock	CommonStock	New York Stock Exchange
EAFG	Pacer Funds Trust Pacer Developed Markets Cash Cows Growth Leaders ETF	ExchangeTradedFund	NYSE Arca
EAGG	iShares Trust iShares ESG Aware U.S. Aggregate Bond ETF	ExchangeTradedFund	NYSE Arca
EAGL	The 2023 ETF Series Trust Eagle Capital Select Equity ETF	ExchangeTradedFund	NYSE Arca
EAI	Entergy Corporation First Mortgage Bonds, 4.875% Series due September 1, 2066	StructuredProduct	New York Stock Exchange
EALT	Innovator U.S. Equity 5 to 15 Buffer ETF - Quarterly ETF	ExchangeTradedFund	CBOE BZX Exchange
EAOA	iShares ESG Aware 80/20 Aggressive Allocation ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
EAOK	iShares ESG Aware 30/70 Conservative Allocation ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
EAOM	iShares ESG Aware 40/60 Moderate Allocation ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
EAOR	iShares ESG Aware 60/40 Balanced Allocation ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
EAPR	Innovator ETFs Trust Innovator Emerging Markets Power Buffer ETF - April	ExchangeTradedFund	NYSE Arca
EARN	Ellington Credit Company Common Shares of Beneficial Interest	CommonStock	New York Stock Exchange
EART	Global X Rare Earth & Critical Materials ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
EASG	DBX ETF Trust Xtrackers MSCI EAFE Selection Equity ETF	ExchangeTradedFund	NYSE Arca
EASY	Liberty One Defensive Dividend Growth ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
EAT	Brinker International, Inc. Common Stock	CommonStock	New York Stock Exchange
EBAY	eBay Inc. COM USD.001	CommonStock	NASDAQ Stock Market
EBC	Eastern Bankshares Inc COM	CommonStock	NASDAQ Stock Market
EBF	Ennis, Inc. Common Stock	CommonStock	New York Stock Exchange
EBI	Longview Advantage ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
EBIT	Harbor ETF Trust Harbor AlphaEdge Small Cap Earners ETF	ExchangeTradedFund	NYSE Arca
EBIZ	Global X Funds - Global X E-commerce ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
EBMT	Eagle Bancorp Montana Inc COM USD.01	CommonStock	NASDAQ Stock Market
EBND	SPDR Series Trust State Street SPDR Bloomberg Emerging Markets Local Bond ETF	ExchangeTradedFund	NYSE Arca
EBON	Ebang International Holdings Inc COM CL A	CommonStock	NASDAQ Stock Market
EBS	Emergent BioSolutions Inc. Common Stock	CommonStock	New York Stock Exchange
EBUF	Innovator ETFs Trust Innovator Emerging Markets 10 Buffer ETF - Quarterly	ExchangeTradedFund	NYSE Arca
EC	Ecopetrol S.A American Depositary Shares, (Each representing the right to receive 20	AdrCommon	New York Stock Exchange
ECAT	BlackRock ESG Capital Allocation Term Trust Common Shares of Beneficial Interest	Fund	New York Stock Exchange
ECBK	ECB Bancorp Inc COM	CommonStock	NASDAQ Stock Market
ECC	Eagle Point Credit Company Common Shares of Beneficial Interest	Fund	New York Stock Exchange

Pearl Equities Securities List as of 6/4/2026			
Symbol	**Security Name**	**Security Class**	**Listed Exchange**
ECCC	Eagle Point Credit Company 6.50% Series C Term Preferred Shares due 2031	StructuredProduct	New York Stock Exchange
ECCU	Eagle Point Credit Company 7.75% Notes due 2030	StructuredProduct	New York Stock Exchange
ECCV	Eagle Point Credit Company 5.375% Notes due 2029	StructuredProduct	New York Stock Exchange
ECCpD	Eagle Point Credit Company 6.75% Series D Preferred Shares	PreferredStock	New York Stock Exchange
ECF	Ellsworth Growth and Income Fund Ltd. Common Stock	Fund	NYSE American
ECFpA	Ellsworth Growth and Income Fund Ltd. 5.25% Series A Cumulative Preferred Shares (	PreferredStock	NYSE American
ECG	Everus Construction Group, Inc. Common Stock	CommonStock	New York Stock Exchange
ECH	iShares MSCI Chile ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
ECL	Ecolab Inc. Common Stock	CommonStock	New York Stock Exchange
ECML	EA Series Trust Euclidean Fundamental Value ETF	ExchangeTradedFund	NYSE Arca
ECNS	iShares Trust iShares MSCI China Small-Cap ETF	ExchangeTradedFund	NYSE Arca
ECO	Okeanis Eco Tankers Corp. Common Stock	CommonStock	New York Stock Exchange
ECON	Columbia ETF Trust II Columbia Research Enhanced Emerging Economies ETF	ExchangeTradedFund	NYSE Arca
ECOR	electroCore Inc COM	CommonStock	NASDAQ Stock Market
ECOW	Pacer Emerging Markets Cash Cows 100 ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
ECPG	Encore Capital Group Inc COM USD.01	CommonStock	NASDAQ Stock Market
ECVT	Ecovyst Inc. Common Stock	CommonStock	New York Stock Exchange
ECX	ECARX Holdings Inc COM CL A	CommonStock	NASDAQ Stock Market
ECXWW	ECARX Holdings Inc WTS	Warrant	NASDAQ Stock Market
ED	Consolidated Edison, Inc. Common Stock	CommonStock	New York Stock Exchange
EDBL	Edible Garden AG Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
EDBLW	Edible Garden AG Inc WT EXP	Warrant	NASDAQ Stock Market
EDC	Direxion Shares ETF Trust Direxion Daily MSCI Emerging Markets Bull 3X ETF	ExchangeTradedFund	NYSE Arca
EDD	Morgan Stanley Emerging Markets Domestic Debt Fund, Inc. Common Stock	Fund	New York Stock Exchange
EDEN	iShares MSCI Denmark ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
EDF	Virtus Stone Harbor Emerging Markets Income Fund Common Shares of Beneficial Int	Fund	New York Stock Exchange
EDGE	MRBL Enhanced Equity ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
EDGF	The Advisors' Inner Circle Fund II 3EDGE Dynamic Fixed Income ETF	ExchangeTradedFund	NYSE Arca
EDGH	The Advisors' Inner Circle Fund II 3Edge Dynamic Hard Assets ETF	ExchangeTradedFund	NYSE Arca
EDGI	The Advisors' Inner Circle Fund II 3Edge Dynamic International Equity ETF	ExchangeTradedFund	NYSE Arca
EDGQ	Global X Funds Global X Nasdaq-100 Income EdgeSM ETF	ExchangeTradedFund	NYSE Arca
EDGU	The Advisors' Inner Circle Fund II 3Edge Dynamic US Equity ETF	ExchangeTradedFund	NYSE Arca
EDGX	Global X Funds Global X U.S. 500 Income Edge ETF	ExchangeTradedFund	NYSE Arca
EDHL	Everbright Digital Holding Ltd ORD USD0.00064	CommonStock	NASDAQ Stock Market
EDIT	Editas Medicine Inc COM USD.0001	CommonStock	NASDAQ Stock Market
EDIV	SPDR Index Shares Funds State Street SPDR S&P Emerging Markets Dividend ETF	ExchangeTradedFund	NYSE Arca
EDN	Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR) American Depositary	AdrCommon	New York Stock Exchange
EDOG	ALPS ETF Trust ALPS Emerging Sector Dividend Dogs ETF	ExchangeTradedFund	NYSE Arca
EDOW	First Trust Exchange-Traded Fund First Trust Dow 30 Equal Weight ETF	ExchangeTradedFund	NYSE Arca
EDRY	EuroDry Ltd COM	CommonStock	NASDAQ Stock Market
EDSA	Edesa Biotech Inc COM	CommonStock	NASDAQ Stock Market
EDTK	Skillful Craftsman Education Technology Ltd COM	CommonStock	NASDAQ Stock Market
EDU	New Oriental Education & Technology Group Inc. American Depositary Shares (each r	AdrCommon	New York Stock Exchange
EDUC	Educational Development Corp COM USD.2	CommonStock	NASDAQ Stock Market
EDV	Vanguard World Funds Vanguard Extended Duration Treasury ETF	ExchangeTradedFund	NYSE Arca
EDZ	Direxion Shares ETF Trust Direxion Daily MSCI Emerging Markets Bear 3X ETF	ExchangeTradedFund	NYSE Arca
EE	Excelerate Energy, Inc. Class A Common Stock	CommonStock	New York Stock Exchange
EEA	The European Equity Fund, Inc. Common Stock	Fund	New York Stock Exchange
EEE	CYBER HORNET S&P 500 and Ethereum 75/25 Strategy ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
EEFT	Euronet Worldwide Inc COM USD.02	CommonStock	NASDAQ Stock Market
EEIQ	EpicQuest Education Group International Ltd COM USD0.0256	CommonStock	NASDAQ Stock Market
EELV	Invesco Exchange-Traded Fund Trust II Invesco S&P Emerging Markets Low Volatility I	ExchangeTradedFund	NYSE Arca
EEM	iShares Inc. iShares MSCI Emerging Markets ETF	ExchangeTradedFund	NYSE Arca
EEMA	iShares MSCI Emerging Markets Asia ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
EEMO	Invesco Exchange-Traded Fund Trust II Invesco S&P Emerging Markets Momentum ET	ExchangeTradedFund	NYSE Arca

Pearl Equities Securities List as of 6/4/2026			
Symbol	**Security Name**	**Security Class**	**Listed Exchange**
EEMS	iShares Inc. iShares MSCI Emerging Markets Small-Cap ETF	ExchangeTradedFund	NYSE Arca
EEMV	iShares MSCI Emerging Markets Min Vol Factor ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
EEMX	SPDR Index Shares Funds State Street SPDR MSCI Emerging Markets Fossil Fuel Reser	ExchangeTradedFund	NYSE Arca
EES	WisdomTree Trust WisdomTree U.S. SmallCap Fund	ExchangeTradedFund	NYSE Arca
EET	ProShares Trust ProShares Ultra MSCI Emerging Markets	ExchangeTradedFund	NYSE Arca
EETH	ProShares Trust ProShares Ether ETF	ExchangeTradedFund	NYSE Arca
EEV	ProShares Trust ProShares UltraShort MSCI Emerging Markets	ExchangeTradedFund	NYSE Arca
EEX	Emerald Holding, Inc. Common Stock	CommonStock	New York Stock Exchange
EFA	iShares Trust iShares MSCI EAFE ETF	ExchangeTradedFund	NYSE Arca
EFAA	Invesco Actively Managed Exchange-Traded Fund Trust Invesco MSCI EAFE Income Ac	ExchangeTradedFund	NYSE Arca
EFAD	ProShares MSCI EAFE Dividend Growers ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
EFAS	Global X MSCI SuperDividend EAFE ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
EFAV	iShares MSCI EAFE Min Vol Factor ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
EFAX	SPDR Index Shares Funds State Street SPDR MSCI EAFE Fossil Fuel Reserves Free ETF	ExchangeTradedFund	NYSE Arca
EFC	Ellington Financial Inc. Common Stock	CommonStock	New York Stock Exchange
EFCpB	Ellington Financial Inc. 6.250% Series B Fixed-Rate Reset Cumulative Redeemable Pre	PreferredStock	New York Stock Exchange
EFCpC	Ellington Financial Inc. 8.625% Series C Fixed-Rate Reset Cumulative Redeemable Pre	PreferredStock	New York Stock Exchange
EFCpD	Ellington Financial Inc. 7.00% Series D Cumulative Perpetual Redeemable Preferred St	PreferredStock	New York Stock Exchange
EFFE	Harbor ETF Trust Harbor Osmosis Emerging Markets Resource Efficient ETF	ExchangeTradedFund	NYSE Arca
EFFI	Harbor ETF Trust Harbor Osmosis International Resource Efficient ETF	ExchangeTradedFund	NYSE Arca
EFG	iShares MSCI EAFE Growth ETF MSCI GRW IDX	ExchangeTradedFund	CBOE BZX Exchange
EFIV	SPDR Series Trust State Street SPDR S&P 500 ESG ETF	ExchangeTradedFund	NYSE Arca
EFNL	iShares MSCI Finland ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
EFO	ProShares Trust ProShares Ultra MSCI EAFE	ExchangeTradedFund	NYSE Arca
EFOI	Energy Focus Inc COM NPV	CommonStock	NASDAQ Stock Market
EFOR	Everforth, Inc. Common Stock	CommonStock	New York Stock Exchange
EFR	Eaton Vance Senior Floating-Rate Trust Common Shares of Beneficial Interest	Fund	New York Stock Exchange
EFRA	iShares Environmental Infrastructure and Industrials ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
EFSC	Enterprise Financial Services Corp COM USD.01	CommonStock	NASDAQ Stock Market
EFSCP	Enterprise Financial Services Corp 5% DEP PFD SR A	PreferredStock	NASDAQ Stock Market
EFSI	Eagle Financial Services Inc COM USD2.5	CommonStock	NASDAQ Stock Market
EFT	Eaton Vance Floating-Rate Income Trust Common Shares of Beneficial Interest, $0.01	Fund	New York Stock Exchange
EFTY	Etoiles Capital Group Co Ltd CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
EFU	ProShares Trust ProShares UltraShort MSCI EAFE	ExchangeTradedFund	NYSE Arca
EFV	iShares MSCI EAFE Value ETF MSCI VAL IDX	ExchangeTradedFund	CBOE BZX Exchange
EFX	Equifax Inc. Common Stock	CommonStock	New York Stock Exchange
EFXT	Enerflex Ltd. Common Shares	CommonStock	New York Stock Exchange
EFZ	ProShares Trust ProShares Short MSCI EAFE	ExchangeTradedFund	NYSE Arca
EG	Everest Group, Ltd. Common Stock	CommonStock	New York Stock Exchange
EGAN	eGain Corp COM USD.001	CommonStock	NASDAQ Stock Market
EGBN	Eagle Bancorp Inc COM USD.01	CommonStock	NASDAQ Stock Market
EGG	ENIGMATIG LIMITED Class A Ordinary Shares	CommonStock	NYSE American
EGGQ	NestYield Visionary ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
EGGS	Tidal Trust III NestYield Total Return Guard ETF	ExchangeTradedFund	NYSE Arca
EGGY	Tidal Trust III NestYield Dynamic Income ETF	ExchangeTradedFund	NYSE Arca
EGHA	EGH Acquisition Corp CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
EGHAR	EGH Acquisition Corp. Rights	Right	NASDAQ Stock Market
EGHAU	EGH Acquisition Corp UNIT (1 CLA 1 RT)	Unit	NASDAQ Stock Market
EGHT	8x8 Inc COM USD.001	CommonStock	NASDAQ Stock Market
EGLE	Global X Funds Global X S&P 500 U.S. Revenue Leaders ETF	ExchangeTradedFund	NYSE Arca
EGO	Eldorado Gold Corporation Common Shares	CommonStock	New York Stock Exchange
EGP	EastGroup Properties Inc. Common Stock	CommonStock	New York Stock Exchange
EGUS	iShares ESG Aware MSCI USA Growth ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
EGY	VAALCO Energy, Inc. Common Stock	CommonStock	New York Stock Exchange
EH	EHang Holdings Limited ADS	AdrCommon	NASDAQ Stock Market

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
EHC	Encompass Health Corporation Common Stock	CommonStock	New York Stock Exchange
EHCC	Global X Ethereum Covered Call ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
EHGO	Eshallgo Inc CL A ORD USD0.0016	CommonStock	NASDAQ Stock Market
EHI	Western Asset Global High Income Fund Inc. Common Stock	Fund	New York Stock Exchange
EHLD	Euroholdings Ltd COM USD0.01	CommonStock	NASDAQ Stock Market
EHLS	Even Herd Long Short ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
EHTH	eHealth Inc COM USD.001	CommonStock	NASDAQ Stock Market
EHY	Amplify Ethereum Max Income Covered Call ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
EIC	Eagle Point Income Company Inc. Common Stock	Fund	New York Stock Exchange
EICA	Eagle Point Income Company Inc. 5.00% Series A Term Preferred Stock due 2026	StructuredProduct	New York Stock Exchange
EIDO	iShares Trust iShares MSCI Indonesia ETF	ExchangeTradedFund	NYSE Arca
EIG	Employers Holdings, Inc. Common Stock	CommonStock	New York Stock Exchange
EIIA	Eagle Point Institutional Income Fund 8.125% Series A Term Preferred Shares Due 202	PreferredStock	New York Stock Exchange
EIKN	Eikon Therapeutics Inc CL A COM USD0.0001	CommonStock	NASDAQ Stock Market
EIM	Eaton Vance Municipal Bond Fund Common Shares of Beneficial Interest	Fund	NYSE American
EINC	VanEck ETF Trust VanEck Energy Income ETF	ExchangeTradedFund	NYSE Arca
EIPI	First Trust Exchange-Traded Fund VIII FT Energy Income Partners Enhanced Income E	ExchangeTradedFund	NYSE Arca
EIPX	First Trust Exchange-Traded Fund IV FT Energy Income Partners Strategy ETF	ExchangeTradedFund	NYSE Arca
EIRL	iShares Trust iShares MSCI Ireland ETF	ExchangeTradedFund	NYSE Arca
EIS	iShares Inc. iShares MSCI Israel ETF	ExchangeTradedFund	NYSE Arca
EIX	Edison International Common Stock	CommonStock	New York Stock Exchange
EJAN	Innovator ETFs Trust Innovator Emerging Markets Power Buffer ETF - January	ExchangeTradedFund	NYSE Arca
EJH	E-Home Household Service Holdings Ltd ORD USD1.25	CommonStock	NASDAQ Stock Market
EJUL	Innovator ETFs Trust Innovator Emerging Markets Power Buffer ETF - July	ExchangeTradedFund	NYSE Arca
EKG	First Trust Nasdaq Lux Digital Health Solutions ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
EL	The Estee Lauder Companies Inc. Class A Common Stock	CommonStock	New York Stock Exchange
ELA	Envela Corporation Common Stock	CommonStock	NYSE American
ELAB	PMGC Holdings Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
ELAN	Elanco Animal Health Incorporated Common Stock	CommonStock	New York Stock Exchange
ELBM	Electra Battery Materials Corporation COM	CommonStock	NASDAQ Stock Market
ELC	Entergy Corporation Collateral Trust Mortgage Bonds, 4.875% Series due September	StructuredProduct	New York Stock Exchange
ELCV	Strategy Shares Eventide High Dividend ETF	ExchangeTradedFund	NYSE Arca
ELD	WisdomTree Trust WisdomTree Emerging Markets Local Debt Fund	ExchangeTradedFund	NYSE Arca
ELDN	Eledon Pharmaceuticals Inc COM USD.001	CommonStock	NASDAQ Stock Market
ELE	Elemental Royalty Corp COM	CommonStock	NASDAQ Stock Market
ELF	e.l.f. Beauty, Inc. Common Stock	CommonStock	New York Stock Exchange
ELFY	ALPS Electrification Infrastructure ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
ELIL	Direxion Daily LLY Bull 2X ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
ELLA	Ellington Credit Company 8.50% Notes due 2031	StructuredProduct	New York Stock Exchange
ELLO	Ellomay Capital Ltd. Ordinary shares	CommonStock	NYSE American
ELM	Series Portfolios Trust Elm Market Navigator ETF	ExchangeTradedFund	NYSE Arca
ELMD	Electromed Inc. Common Stock	CommonStock	NYSE American
ELME	Elme Communities Shares of Beneficial Interest	CommonStock	New York Stock Exchange
ELMT	Elmet Group Co (The) COM USD0.001	CommonStock	NASDAQ Stock Market
ELOG	Eastern International Ltd ORD USD0.0001	CommonStock	NASDAQ Stock Market
ELPC	Companhia Paranaense de Energia - COPEL American Depositary Shares (each repres	AdrCommon	New York Stock Exchange
ELPW	Elong Power Holding Ltd CL A ORD USD0.0128	CommonStock	NASDAQ Stock Market
ELS	Equity Lifestyle Properties, Inc. Common Stock	CommonStock	New York Stock Exchange
ELSE	Electro-Sensors Inc COM USD.1	CommonStock	NASDAQ Stock Market
ELTK	Eltek Ltd ORD NIS.6	CommonStock	NASDAQ Stock Market
ELTX	Elicio Therapeutics Inc COM	CommonStock	NASDAQ Stock Market
ELUT	Elutia Inc COM CL A	CommonStock	NASDAQ Stock Market
ELV	Elevance Health, Inc. Common Stock	CommonStock	New York Stock Exchange
ELVA	Electrovaya Inc COM NPV	CommonStock	NASDAQ Stock Market
ELVN	Enliven Therapeutics Inc COM	CommonStock	NASDAQ Stock Market

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
ELVR	Elevra Lithium Ltd ADR	AdrCommon	NASDAQ Stock Market
ELWT	Elauwit Connection Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
EMA	Emera Incorporated Common Shares	CommonStock	New York Stock Exchange
EMAT	Evolution Metals & Technologies Corp COM USD0.0001	CommonStock	NASDAQ Stock Market
EMB	iShares JP Morgan USD Emerging Markets Bond ETF JPM USD EMG MKT	ExchangeTradedFund	NASDAQ Stock Market
EMBC	Embecta Corp COM	CommonStock	NASDAQ Stock Market
EMBD	Global X Funds Global X Emerging Markets Bond ETF	ExchangeTradedFund	NYSE Arca
EMBJ	Embraer S.A. American Depositary Shares (Each representing Four Common Shares)	AdrCommon	New York Stock Exchange
EMBX	VanEck Funds VanEck Emerging Markets Bond ETF	ExchangeTradedFund	NYSE Arca
EMC	Global X Funds Global X Emerging Markets Great Consumer ETF	ExchangeTradedFund	NYSE Arca
EMCB	WisdomTree Emerging Markets Corporate Bond Fund ETF	ExchangeTradedFund	NASDAQ Stock Market
EMCR	DBX ETF Trust Xtrackers Emerging Markets Carbon Reduction and Climate Improvers	ExchangeTradedFund	NYSE Arca
EMCS	DBX ETF Trust Xtrackers MSCI Emerging Markets Select ETF Selection ETF	ExchangeTradedFund	NYSE Arca
EMD	Western Asset Emerging Markets Debt Fund Inc. Common Stock	Fund	New York Stock Exchange
EMDM	First Trust Exchange-Traded Fund II First Trust Bloomberg Emerging Market Democra	ExchangeTradedFund	NYSE Arca
EMDV	ProShares MSCI Emerging Markets Dividend Growers ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
EME	EMCOR Group, Inc. Common Stock	CommonStock	New York Stock Exchange
EMEM	Sophus Capital Emerging Market ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
EMEQ	Nomura Focused Emerging Markets Equity ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
EMES	Harbor ETF Trust Harbor Emerging Markets Select ETF	ExchangeTradedFund	NYSE Arca
EMET	VanEck ETF Trust VanEck Copper and Electrification Metals ETF	ExchangeTradedFund	NYSE Arca
EMF	Templeton Emerging Markets Fund Shares of Beneficial Interest	Fund	New York Stock Exchange
EMFI	The 2023 ETF Series Trust Pictet Emerging Markets Debt ETF	ExchangeTradedFund	NYSE Arca
EMGF	iShares Emerging Markets Equity Factor ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
EMHC	SPDR Series Trust State Street SPDR Bloomberg Emerging Markets USD Bond ETF	ExchangeTradedFund	NYSE Arca
EMHY	iShares J.P. Morgan EM High Yield Bond ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
EMIF	iShares Emerging Markets Infrastructure ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
EMIS	Emmis Acquisition Corp CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
EMISR	Emmis Acquisition Corp. Rights	Right	NASDAQ Stock Market
EMJN	Corgi Emerging Markets Equities 15 Structured Buffer ETF - June Series ETF	ExchangeTradedFund	CBOE BZX Exchange
EMKT	Lazard Active ETF Trust Lazard Emerging Markets Opportunities ETF	ExchangeTradedFund	NYSE Arca
EML	Eastern Co (The) COM USD10	CommonStock	NASDAQ Stock Market
EMLC	VanEck ETF Trust VanEck J. P. Morgan EM Local Currency Bond ETF	ExchangeTradedFund	NYSE Arca
EMLP	First Trust Exchange-Traded Fund IV First Trust North American Energy Infrastructure	ExchangeTradedFund	NYSE Arca
EMM	Global X Funds Global X Emerging Markets ex-China ETF	ExchangeTradedFund	NYSE Arca
EMMF	WisdomTree Trust WisdomTree Emerging Markets Multifactor Fund	ExchangeTradedFund	NYSE Arca
EMMY	Corgi Emerging Markets Equities 15 Structured Buffer ETF - May Series ETF	ExchangeTradedFund	CBOE BZX Exchange
EMN	Eastman Chemical Company Common Stock	CommonStock	New York Stock Exchange
EMNT	PIMCO ETF Trust PIMCO Enhanced Short Maturity Active ESG Exchange-Traded Fund	ExchangeTradedFund	NYSE Arca
EMO	ClearBridge Energy Midstream Opportunity Fund Inc. Common Stock	Fund	New York Stock Exchange
EMOP	AB Active ETFs, Inc. AB Emerging Markets Opportunities ETF	ExchangeTradedFund	NYSE Arca
EMOT	First Trust Exchange-Traded Fund VI First Trust S&P 500 Economic Moat ETF	ExchangeTradedFund	NYSE Arca
EMP	Entergy Corporation First Mortgage Bonds, 4.90% Series Due October 1, 2066	CommonStock	New York Stock Exchange
EMPB	EA Series Trust Efficient Market Portfolio Plus ETF	ExchangeTradedFund	NYSE Arca
EMPD	Empery Digital Inc COM USD0.00001	CommonStock	NASDAQ Stock Market
EMPG	Empro Group Inc ORD USD0.0001	CommonStock	NASDAQ Stock Market
EMQQ	Exchange Traded Concepts Trust EMQQ The Emerging Markets Internet ETF	ExchangeTradedFund	NYSE Arca
EMR	Emerson Electric Co. Common Stock	CommonStock	New York Stock Exchange
EMSC	Sophus Capital Emerging Market Small Cap ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
EMSF	Matthews International Funds Matthews Emerging Markets Sustainable Future Active	ExchangeTradedFund	NYSE Arca
EMTL	State Street DoubleLine Emerging Markets Fixed Income ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
EMTY	ProShares Trust ProShares Decline of the Retail Store ETF	ExchangeTradedFund	NYSE Arca
EMXC	iShares MSCI Emerging Markets ex China ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
EMXF	iShares ESG Advanced MSCI EM ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
EMXX	Corgi Emerging Markets 2x Daily ETF ETF	ExchangeTradedFund	CBOE BZX Exchange

Pearl Equities Securities List as of 6/4/2026			
Symbol	**Security Name**	**Security Class**	**Listed Exchange**
ENB	Enbridge Inc. Common Shares	CommonStock	New York Stock Exchange
ENDW	Cambria Endowment Style ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
ENFR	ALPS ETF Trust Alerian Energy Infrastructure ETF	ExchangeTradedFund	NYSE Arca
ENGN	enGene Therapeutics Inc CL A COM	CommonStock	NASDAQ Stock Market
ENGNW	enGene Therapeutics Inc WT EXP 10/31/28	Warrant	NASDAQ Stock Market
ENGS	Energys Group Ltd ORD USD0.0001	CommonStock	NASDAQ Stock Market
ENHA	Enhanced Group Inc. Class A Common Stock	CommonStock	New York Stock Exchange
ENHI	iShares Enhanced International Active ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
ENHU	iShares Enhanced Large Cap Core Active ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
ENIC	Enel Chile S.A. American Depositary Shares (Each representing 50 shares of Common	AdrCommon	New York Stock Exchange
ENJ	Entergy Corporation First Mortgage Bonds, 5.0% Series due December 1, 2052	StructuredProduct	New York Stock Exchange
ENLT	Enlight Renewable Energy Ltd ORD	CommonStock	NASDAQ Stock Market
ENLV	Enlivex Ltd COM	CommonStock	NASDAQ Stock Market
ENO	Entergy Corporation First Mortgage Bonds, 5.50% Series due April 1, 2066	StructuredProduct	New York Stock Exchange
ENOR	iShares MSCI Norway ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
ENOV	Enovis Corporation Common Stock	CommonStock	New York Stock Exchange
ENPH	Enphase Energy Inc COM USD.00001	CommonStock	NASDAQ Stock Market
ENR	Energizer Holdings, Inc. Common Stock	CommonStock	New York Stock Exchange
ENS	EnerSys Common Stock	CommonStock	New York Stock Exchange
ENSC	Ensysce Biosciences Inc COM	CommonStock	NASDAQ Stock Market
ENSG	Ensign Group Inc (The) COM USD.001	CommonStock	NASDAQ Stock Market
ENTA	Enanta Pharmaceuticals Inc COM USD0.01	CommonStock	NASDAQ Stock Market
ENTG	Entegris Inc COM USD.01	CommonStock	NASDAQ Stock Market
ENTX	Entera Bio Ltd COM	CommonStock	NASDAQ Stock Market
ENVA	Enova International, Inc Common Stock	CommonStock	New York Stock Exchange
ENVB	Enveric Biosciences Inc COM	CommonStock	NASDAQ Stock Market
ENVX	Enovix Corp COM	CommonStock	NASDAQ Stock Market
ENZL	iShares MSCI New Zealand ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
EOCT	Innovator ETFs Trust Innovator Emerging Markets Power Buffer ETF - October	ExchangeTradedFund	NYSE Arca
EOD	Allspring Global Dividend Opportunity Fund Common Shares of Beneficial Interest	Fund	New York Stock Exchange
EOG	EOG Resources, Inc. Common Stock	CommonStock	New York Stock Exchange
EOI	Eaton Vance Enhanced Equity Income Fund Common Shares of Beneficial Interest, $0	Fund	New York Stock Exchange
EOLS	Evolus Inc COM	CommonStock	NASDAQ Stock Market
EONR	EON Resources Inc. Class A Common Stock	CommonStock	NYSE American
EONR.WS	EON Resources Inc. Warrants, each whole warrant exercisable for three quarters of o	Warrant	NYSE American
EOS	Eaton Vance Enhanced Equity Income Fund II Common Shares of Beneficial Interest	Fund	New York Stock Exchange
EOSE	Eos Energy Enterprises Inc COM CL A	CommonStock	NASDAQ Stock Market
EOSU	T-REX 2X Long EOSE Daily Target ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
EOT	Eaton Vance National Municipal Opportunities Trust Common Shares of Beneficial Int	Fund	New York Stock Exchange
EP	Empire Petroleum Corporation Common Stock	CommonStock	NYSE American
EPAC	Enerpac Tool Group Corp. Class A Common Stock	CommonStock	New York Stock Exchange
EPAI	Harbor ETF Trust Harbor AI Inflection Strategy ETF	ExchangeTradedFund	NYSE Arca
EPAM	EPAM Systems, Inc. Common Stock	CommonStock	New York Stock Exchange
EPC	Edgewell Personal Care Company Common Stock	CommonStock	New York Stock Exchange
EPD	Enterprise Products Partners L.P. Common Units Representing Limited Partner Intere	CommonStock	New York Stock Exchange
EPEM	Harbor ETF Trust Harbor Emerging Markets Equity ETF	ExchangeTradedFund	NYSE Arca
EPHE	iShares Trust iShares MSCI Philippines ETF	ExchangeTradedFund	NYSE Arca
EPI	WisdomTree Trust WisdomTree India Earnings Fund	ExchangeTradedFund	NYSE Arca
EPIN	Harbor ETF Trust Harbor International Equity ETF	ExchangeTradedFund	NYSE Arca
EPM	Evolution Petroleum Corporation Common Stock	CommonStock	NYSE American
EPMB	Harbor ETF Trust Harbor Mid Cap Core ETF	ExchangeTradedFund	NYSE Arca
EPMV	Harbor ETF Trust Harbor Mid Cap Value ETF	ExchangeTradedFund	NYSE Arca
EPOL	iShares Trust iShares MSCI Poland ETF	ExchangeTradedFund	NYSE Arca
EPOW	E-Power Inc CL A ORD NPV	CommonStock	NASDAQ Stock Market
EPP	iShares Inc. iShares MSCI Pacific ex Japan ETF	ExchangeTradedFund	NYSE Arca

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
EPR	EPR Properties Common Shares Of Beneficial Interest	CommonStock	New York Stock Exchange
EPRF	Innovator S&P Investment Grade Preferred ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
EPRT	Essential Properties Realty Trust, Inc. Common Stock	CommonStock	New York Stock Exchange
EPRX	Eupraxia Pharmaceuticals Inc COM	CommonStock	NASDAQ Stock Market
EPRpC	EPR Properties 5.75% Series C Cumulative Convertible Preferred Shares	PreferredStock	New York Stock Exchange
EPRpE	EPR Properties 9.00% Series E Cumulative Convertible Preferred Shares	PreferredStock	New York Stock Exchange
EPRpG	EPR Properties 5.750% Series G Cumulative Redeemable Preferred Shares	PreferredStock	New York Stock Exchange
EPS	WisdomTree Trust WisdomTree U.S. LargeCap Fund	ExchangeTradedFund	NYSE Arca
EPSB	Harbor ETF Trust Harbor SMID Cap Core ETF	ExchangeTradedFund	NYSE Arca
EPSM	Epsium Enterprise Ltd CL A ORD USD0.00002	CommonStock	NASDAQ Stock Market
EPSN	Epsilon Energy Ltd COM	CommonStock	NASDAQ Stock Market
EPSV	Harbor ETF Trust Harbor SMID Cap Value ETF	ExchangeTradedFund	NYSE Arca
EPU	iShares Trust iShares MSCI Peru and Global Exposure ETF	ExchangeTradedFund	NYSE Arca
EPV	ProShares Trust ProShares UltraShort FTSE Europe	ExchangeTradedFund	NYSE Arca
EPpC	El Paso Energy Capital Trust I 4.75% Trust Convertible Preferred Securities	PreferredStock	New York Stock Exchange
EQ	Equillium Inc COM	CommonStock	NASDAQ Stock Market
EQAL	Invesco Exchange-Traded Fund Trust II Invesco Russell 1000 Equal Weight ETF	ExchangeTradedFund	NYSE Arca
EQBK	Equity Bancshares, Inc. Class A Common Stock	CommonStock	New York Stock Exchange
EQH	Equitable Holdings, Inc. Common Stock	CommonStock	New York Stock Exchange
EQHpA	Equitable Holdings, Inc. Depositary Shares, each representing a 1/1000th interest in a	PreferredStock	New York Stock Exchange
EQHpC	Equitable Holdings, Inc. Depositary Shares, each representing a 1/1,000th interest in a	PreferredStock	New York Stock Exchange
EQIN	Columbia ETF Trust I Columbia U.S. Equity Income ET	ExchangeTradedFund	NYSE Arca
EQIX	Equinix Inc COM USD.001	CommonStock	NASDAQ Stock Market
EQL	ALPS ETF Trust ALPS Equal Sector Weight ETF	ExchangeTradedFund	NYSE Arca
EQLT	iShares MSCI Emerging Markets Quality Factor ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
EQNR	Equinor ASA American Depositary Shares (Each Representing One Ordinary Share, no	AdrCommon	New York Stock Exchange
EQPT	EquipmentShare.com Inc CL A COM US.00000125	CommonStock	NASDAQ Stock Market
EQR	Equity Residential Common Shares of Beneficial Interest	CommonStock	New York Stock Exchange
EQRR	ProShares Equities for Rising Rates ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
EQS	Equus Total Return, Inc. Common Stock	CommonStock	New York Stock Exchange
EQT	EQT Corporation Common Stock	CommonStock	New York Stock Exchange
EQTY	Valued Advisers Trust Kovitz Core Equity ETF	ExchangeTradedFund	NYSE Arca
EQWL	Invesco Exchange-Traded Fund Trust Invesco S&P 100 Equal Weight ETF	ExchangeTradedFund	NYSE Arca
EQX	Equinox Gold Corp. Common Shares	CommonStock	NYSE American
ERAS	Erasca Inc COM	CommonStock	NASDAQ Stock Market
ERC	Allspring Multi-Sector Income Fund Common Stock	Fund	NYSE American
ERET	iShares Environmentally Aware Real Estate ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
ERH	Allspring Utilities and High Income Fund Common Shares	Fund	NYSE American
ERIC	Telefonaktiebolaget LM Ericsson (publ) CL B ADR	AdrCommon	NASDAQ Stock Market
ERIE	Erie Indemnity Co CL A COM NPV	CommonStock	NASDAQ Stock Market
ERII	Energy Recovery Inc COM USD.001	CommonStock	NASDAQ Stock Market
ERNA	Ernexa Therapeutics Inc COM	CommonStock	NASDAQ Stock Market
ERNAW	Ernexa Therapeutics Inc WT EXP 020430	Warrant	NASDAQ Stock Market
ERO	Ero Copper Corp. Common Shares	CommonStock	New York Stock Exchange
EROK	EagleRock Land, LLC Class A shares representing limited liability company interests	CommonStock	New York Stock Exchange
ERTH	Invesco Exchange-Traded Fund Trust Invesco MSCI Sustainable Future ETF	ExchangeTradedFund	NYSE Arca
ERX	Direxion Shares ETF Trust Direxion Daily Energy Bull 2X ETF	ExchangeTradedFund	NYSE Arca
ERY	Direxion Shares ETF Trust Direxion Daily Energy Bear 2X ETF	ExchangeTradedFund	NYSE Arca
ES	Eversource Energy Common Shares	CommonStock	New York Stock Exchange
ESAB	ESAB Corporation Common Stock	CommonStock	New York Stock Exchange
ESBA	Empire State Realty OP, L.P. Series ES Operating Partnership Units Representing Limit	Unit	NYSE Arca
ESBG	First Trust Exchange-Traded Fund VII First Trust Enhanced Stocks, Bonds & Gold ETF	ExchangeTradedFund	NYSE Arca
ESCA	Escalade Inc COM USD1	CommonStock	NASDAQ Stock Market
ESE	ESCO Technologies Inc. Common Stock	CommonStock	New York Stock Exchange
ESEA	Euroseas Ltd ORD SHS	CommonStock	NASDAQ Stock Market

Pearl Equities Securities List as of 6/4/2026			
Symbol	**Security Name**	**Security Class**	**Listed Exchange**
ESG	FlexShares STOXX US ESG Select Index Fund ETF	ExchangeTradedFund	CBOE BZX Exchange
ESGD	iShares ESG Aware MSCI EAFE ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
ESGE	iShares Inc - iShares ESG Aware MSCI EM ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
ESGG	FlexShares STOXX Global ESG Select Index Fund ETF	ExchangeTradedFund	CBOE BZX Exchange
ESGU	iShares Trust - iShares ESG Aware MSCI USA ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
ESGV	Vanguard World Fund - Vanguard ESG U.S. Stock ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
ESI	Element Solutions Inc Common Stock	CommonStock	New York Stock Exchange
ESIM	Strategy Shares Eventide International ETF	ExchangeTradedFund	NYSE Arca
ESK	REX-Osprey ETH plus Staking ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
ESLA	Estrella Immunopharma Inc COM	CommonStock	NASDAQ Stock Market
ESLAW	Estrella Immunopharma Inc WT EXP 09/29/2028	Warrant	NASDAQ Stock Market
ESLG	Strategy Shares Eventide Large Cap Growth ETF	ExchangeTradedFund	NYSE Arca
ESLT	Elbit Systems Ltd ORD NIS1	CommonStock	NASDAQ Stock Market
ESLV	Strategy Shares Eventide Large Cap Value ETF	ExchangeTradedFund	NYSE Arca
ESML	iShares ESG Aware MSCI USA Small-Cap ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
ESMV	iShares ESG Optimized MSCI USA Min Vol Factor ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
ESN	Essential 40 Stock ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
ESNT	Essent Group Ltd. Common Shares	CommonStock	New York Stock Exchange
ESOA	Energy Services of America Corp COM USD.0001	CommonStock	NASDAQ Stock Market
ESP	Espey Mfg. & Electronics Corp Common Stock	CommonStock	NYSE American
ESPO	VanEck Video Gaming and eSports ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
ESPR	Esperion Therapeutics Inc COM USD0.001	CommonStock	NASDAQ Stock Market
ESQ	Esquire Financial Holdings Inc COM 0.01USD	CommonStock	NASDAQ Stock Market
ESRT	Empire State Realty Trust, Inc. Class A Common Stock, $0.01 par value per share	CommonStock	New York Stock Exchange
ESS	Essex Property Trust, Inc. Common Stock	CommonStock	New York Stock Exchange
ESSC	Strategy Shares Eventide Small Cap ETF	ExchangeTradedFund	NYSE Arca
ESTA	Establishment Labs Holdings Inc COM	CommonStock	NASDAQ Stock Market
ESTC	Elastic N.V. Ordinary shares	CommonStock	New York Stock Exchange
ESUM	Strategy Shares Eventide US Market ETF	ExchangeTradedFund	NYSE Arca
ET	Energy Transfer LP Common Units representing limited partner interests	CommonStock	New York Stock Exchange
ETB	Eaton Vance Tax-Managed Buy-Write Income Fund Common Shares of Beneficial Inte	Fund	New York Stock Exchange
ETCO	Grayscale Funds Trust Grayscale Ethereum Covered Call ETF	ExchangeTradedFund	NYSE Arca
ETD	Ethan Allen Interiors Inc. Common Stock	CommonStock	New York Stock Exchange
ETEC	iShares Breakthrough Environmental Solutions ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
ETFT	ALPS Series Trust Fundsmith Equity ETF	ExchangeTradedFund	NYSE Arca
ETG	Eaton Vance Tax-Advantaged Global Dividend Income Fund Common Shares of Benef	Fund	New York Stock Exchange
ETH	Grayscale Ethereum Staking Mini ETF Grayscale Ethereum Staking Mini ETF Shares	ExchangeTradedVehicle	NYSE Arca
ETHA	iShares Ethereum Trust ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
ETHB	iShares Staked Ethereum Trust ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
ETHD	ProShares Trust ProShares UltraShort Ether ETF	ExchangeTradedFund	NYSE Arca
ETHE	Grayscale Ethereum Staking ETF Grayscale Ethereum Staking ETF Shares	ExchangeTradedVehicle	NYSE Arca
ETHO	Amplify ETF Trust Amplify Etho Climate Leadership U.S. ETF	ExchangeTradedFund	NYSE Arca
ETHT	ProShares Trust ProShares Ultra Ether ETF	ExchangeTradedFund	NYSE Arca
ETHU	2x Ether ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
ETHV	VanEck Ethereum ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
ETHW	Bitwise Ethereum ETF Bitwise Ethereum ETF	ExchangeTradedVehicle	NYSE Arca
ETIp	Entergy Corporation 5.375% Series A Preferred Stock, Cumulative, No Par Value	PreferredStock	New York Stock Exchange
ETJ	Eaton Vance Risk-Managed Diversified Equity Income Fund Common Shares of Benefi	Fund	New York Stock Exchange
ETN	Eaton Corporation plc Ordinary Shares	CommonStock	New York Stock Exchange
ETNG	Leverage Shares 2X Long ETN Daily ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
ETO	Eaton Vance Tax-Advantaged Global Dividend Opportunities Fund Common Shares of	Fund	New York Stock Exchange
ETON	Eton Pharmaceuticals Inc COM	CommonStock	NASDAQ Stock Market
ETOR	eToro Group Ltd CL A COM NPV	CommonStock	NASDAQ Stock Market
ETR	Entergy Corporation Common Stock	CommonStock	New York Stock Exchange
ETRL	GraniteShares 2x Long ETOR Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
ETS	Elite Express Holding Inc CL A COM USD0.000001	CommonStock	NASDAQ Stock Market
ETSS	Energy Transition Special Opportunities Class A Ordinary Shares	CommonStock	New York Stock Exchange
ETSS.U	Energy Transition Special Opportunities Units, each consisting of one Class A ordinary	Unit	New York Stock Exchange
ETSS.WS	Energy Transition Special Opportunities Warrants, each whole warrant exercisable fo	Warrant	New York Stock Exchange
ETSY	Etsy, Inc. Common Stock	CommonStock	New York Stock Exchange
ETTY	Amplify Ethereum 3 Monthly Option Income ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
ETU	T-Rex 2X Long Ether Daily Target ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
ETV	Eaton Vance Tax-Managed Buy-Write Opportunities Fund Common Shares of Benefic	Fund	New York Stock Exchange
ETW	Eaton Vance Tax-Managed Global Buy-Write Opportunities Fund Common Shares of B	Fund	New York Stock Exchange
ETX	Eaton Vance Municipal Income 2028 Term Trust Common Shares of Beneficial Interes	Fund	New York Stock Exchange
ETY	Eaton Vance Tax-Managed Diversified Equity Income Fund Common Shares of Benefi	Fund	New York Stock Exchange
ETpI	Energy Transfer LP Series I Fixed Rate Perpetual Preferred Units	PreferredStock	New York Stock Exchange
EU	enCore Energy Corp COM NPV	CommonStock	NASDAQ Stock Market
EUAD	Select STOXX Europe Aerospace & Defense ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
EUDA	EUDA Health Holdings Ltd ORD SHS	CommonStock	NASDAQ Stock Market
EUDAW	EUDA Health Holdings Ltd WT EXP 092426	Warrant	NASDAQ Stock Market
EUDG	WisdomTree Trust WisdomTree Europe Quality Dividend Growth Fund	ExchangeTradedFund	NYSE Arca
EUDV	ProShares MSCI Europe Dividend Growers ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
EUFN	iShares MSCI Europe Financials ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
EUHY	iShares Euro High Yield Corporate Bond USD Hedged ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
EUIG	iShares Euro Investment Grade Corporate Bond USD Hedged ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
EUM	ProShares Trust ProShares Short MSCI Emerging Markets	ExchangeTradedFund	NYSE Arca
EUO	ProShares Trust II ProShares UltraShort Euro	ExchangeTradedVehicle	NYSE Arca
EURK	Eureka Acquisition Corp ORD	CommonStock	NASDAQ Stock Market
EURKR	Eureka Acquisition Corp Right	Right	NASDAQ Stock Market
EURKU	Eureka Acquisition Corp UNIT(1CLA 1RT)	Unit	NASDAQ Stock Market
EURL	Direxion Shares ETF Trust Direxion Daily FTSE Europe Bull 3x ETF	ExchangeTradedFund	NYSE Arca
EUSA	iShares Inc. iShares MSCI USA Equal Weighted ETF	ExchangeTradedFund	NYSE Arca
EUSB	iShares Trust iShares ESG Advanced Universal USD Bond ETF	ExchangeTradedFund	NYSE Arca
EUV	Corgi Lithography & Semiconductor Photonics ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
EUVX	Corgi Lithography & Semiconductor Photonics 2x Daily ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
EVAC	EQV Ventures Acquisition Corp. II Class A Ordinary Shares	CommonStock	New York Stock Exchange
EVAC.U	EQV Ventures Acquisition Corp. II Units, each consisting of one Class A ordinary share	Unit	New York Stock Exchange
EVAC.WS	EQV Ventures Acquisition Corp. II Redeemable Warrants, each whole warrant exercis	Warrant	New York Stock Exchange
EVAX	Evaxion A/S ADR	AdrCommon	NASDAQ Stock Market
EVC	Entravision Communications Corporation Class A Common Stock	CommonStock	New York Stock Exchange
EVCM	EverCommerce Inc COM USD.00001	CommonStock	NASDAQ Stock Market
EVER	EverQuote Inc COM Cl A	CommonStock	NASDAQ Stock Market
EVEX	Eve Holding, Inc. Common Stock	CommonStock	New York Stock Exchange
EVEX.WS	Eve Holding, Inc. Warrants, each exercisable for one share of Common Stock at an ex	Warrant	New York Stock Exchange
EVF	Eaton Vance Senior Income Trust Common Shares of Beneficial Interest	Fund	New York Stock Exchange
EVG	Eaton Vance Short Duration Diversified Income Fund Common Shares of Beneficial In	Fund	New York Stock Exchange
EVGN	Evogene Ltd ORD NIS .02	CommonStock	NASDAQ Stock Market
EVGO	EVgo Inc COM CL A	CommonStock	NASDAQ Stock Market
EVGOW	EVgo Inc WT EXP 091525	Warrant	NASDAQ Stock Market
EVH	Evolent Health, Inc Class A Common Stock	CommonStock	New York Stock Exchange
EVHY	Morgan Stanley ETF Trust Eaton Vance High Yield ETF	ExchangeTradedFund	NYSE Arca
EVI	EVI Industries, Inc. Common Stock Par Value $.025	CommonStock	NYSE American
EVIM	Morgan Stanley ETF Trust Eaton Vance Intermediate Municipal Income ETF	ExchangeTradedFund	NYSE Arca
EVLN	Morgan Stanley ETF Trust Eaton Vance Floating Rate ETF	ExchangeTradedFund	NYSE Arca
EVLU	iShares MSCI Emerging Markets Value Factor ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
EVLV	Evolv Technologies Holdings Inc COM CL A	CommonStock	NASDAQ Stock Market
EVLVW	Evolv Technologies Holdings Inc WT EXP 031025	Warrant	NASDAQ Stock Market
EVMN	Evommune, Inc. Common Stock	CommonStock	New York Stock Exchange
EVMO	Morgan Stanley ETF Trust Eaton Vance Mortgage Opportunities ETF	ExchangeTradedFund	NYSE Arca

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
EVMT	Invesco Electric Vehicle Metals Commodity Strategy No K-1 ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
EVMU	Direxion Shares ETF Trust Direxion Daily Ether Bull 2X ETF	ExchangeTradedFund	NYSE Arca
EVN	Eaton Vance Municipal Income Trust Shares of Beneficial Interest	Fund	New York Stock Exchange
EVNT	AltShares Trust AltShares Event-Driven ETF	ExchangeTradedFund	NYSE Arca
EVO	Evotec SE ADR	AdrCommon	NASDAQ Stock Market
EVOX	Evolution Global Acquisition Corp CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
EVOXU	Evolution Global Acquisition Corp UNIT (1CLA 1/2 WT)	Unit	NASDAQ Stock Market
EVOXW	Evolution Global Acquisition Corp WT EXP 102230	Warrant	NASDAQ Stock Market
EVPF	Eaton Vance Preferred Securities and Income ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
EVR	Evercore Inc. Class A Common Stock	CommonStock	New York Stock Exchange
EVRG	Evergy Inc COM USD5	CommonStock	NASDAQ Stock Market
EVSB	Morgan Stanley ETF Trust Eaton Vance Ultra-Short Income ETF	ExchangeTradedFund	NYSE Arca
EVSD	Eaton Vance Short Duration Income ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
EVSM	Morgan Stanley ETF Trust Eaton Vance Short Duration Municipal Income ETF	ExchangeTradedFund	NYSE Arca
EVT	Eaton Vance Tax-Advantaged Dividend Income Fund Common Shares of Beneficial Int	Fund	New York Stock Exchange
EVTC	EVERTEC, Inc. Common stock	CommonStock	New York Stock Exchange
EVTL	Vertical Aerospace Ltd. Ordinary Shares	CommonStock	New York Stock Exchange
EVTR	Morgan Stanley ETF Trust Eaton Vance Total Return Bond ETF	ExchangeTradedFund	New York Stock Exchange
EVTV	Envirotech Vehicles Inc COM USD0.00001	CommonStock	NASDAQ Stock Market
EVUS	iShares ESG Aware MSCI USA Value ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
EVV	Eaton Vance Limited Duration Income Fund Common Shares of Beneficial Interest Pa	Fund	NYSE American
EVX	VanEck ETF Trust VanEck Environmental Services ETF	ExchangeTradedFund	NYSE Arca
EVYM	Eaton Vance High Income Municipal ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
EW	Edwards Lifesciences Corporation Common Stock	CommonStock	New York Stock Exchange
EWA	iShares Inc. iShares MSCI Australia ETF	ExchangeTradedFund	NYSE Arca
EWBC	East West Bancorp Inc COM USD.001	CommonStock	NASDAQ Stock Market
EWC	iShares Inc. iShares MSCI Canada ETF	ExchangeTradedFund	NYSE Arca
EWD	iShares Inc. iShares MSCI Sweden ETF	ExchangeTradedFund	NYSE Arca
EWG	iShares Inc. iShares MSCI Germany ETF	ExchangeTradedFund	NYSE Arca
EWH	iShares Inc. iShares MSCI Hong Kong ETF	ExchangeTradedFund	NYSE Arca
EWI	iShares Inc. iShares MSCI Italy ETF	ExchangeTradedFund	NYSE Arca
EWJ	iShares Inc. iShares MSCI Japan ETF	ExchangeTradedFund	NYSE Arca
EWJV	iShares Trust - iShares MSCI Japan Value ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
EWK	iShares Inc. iShares MSCI Belgium ETF	ExchangeTradedFund	NYSE Arca
EWL	iShares Inc. iShares MSCI Switzerland ETF	ExchangeTradedFund	NYSE Arca
EWM	iShares Inc. iShares MSCI Malaysia ETF	ExchangeTradedFund	NYSE Arca
EWN	iShares Inc. iShares MSCI Netherlands ETF	ExchangeTradedFund	NYSE Arca
EWO	iShares Inc. iShares MSCI Austria ETF	ExchangeTradedFund	NYSE Arca
EWP	iShares Inc. iShares MSCI Spain ETF	ExchangeTradedFund	NYSE Arca
EWQ	iShares Inc. iShares MSCI France ETF	ExchangeTradedFund	NYSE Arca
EWS	iShares Inc. iShares MSCI Singapore ETF	ExchangeTradedFund	NYSE Arca
EWT	iShares Inc. iShares MSCI Taiwan ETF	ExchangeTradedFund	NYSE Arca
EWTX	Edgewise Therapeutics Inc COM	CommonStock	NASDAQ Stock Market
EWU	iShares Trust iShares MSCI United Kingdom ETF	ExchangeTradedFund	NYSE Arca
EWUS	iShares MSCI United Kingdom Small-Cap ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
EWV	ProShares Trust ProShares UltraShort MSCI Japan	ExchangeTradedFund	NYSE Arca
EWW	iShares Inc. iShares MSCI Mexico ETF	ExchangeTradedFund	NYSE Arca
EWX	SPDR Index Shares Funds State Street SPDR S&P Emerging Markets Small Cap ETF	ExchangeTradedFund	NYSE Arca
EWY	iShares Inc. iShares MSCI South Korea ETF	ExchangeTradedFund	NYSE Arca
EWZ	iShares Inc. iShares MSCI Brazil ETF	ExchangeTradedFund	NYSE Arca
EWZS	iShares MSCI Brazil Small-Cap ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
EXC	Exelon Corp COM NPV	CommonStock	NASDAQ Stock Market
EXE	Expand Energy Corporation COM	CommonStock	NASDAQ Stock Market
EXEL	Exelixis Inc COM USD.001	CommonStock	NASDAQ Stock Market
EXEQ	Wedbush Series Trust Wedbush ReturnOnLeadership U.S. Large-Cap ETF	ExchangeTradedFund	NYSE Arca

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
EXFY	Expensify Inc COM CL A USD0.0001	CommonStock	NASDAQ Stock Market
EXG	Eaton Vance Tax-Managed Global Diversified Equity Income Fund Common Shares of	Fund	New York Stock Exchange
EXI	iShares Trust iShares Global Industrials ETF	ExchangeTradedFund	NYSE Arca
EXK	Endeavour Silver Corp. Common Shares, no par value	CommonStock	New York Stock Exchange
EXLS	ExlService Holdings Inc COM USD.001	CommonStock	NASDAQ Stock Market
EXOD	Exodus Movement, Inc. Class A Common Stock	CommonStock	NYSE American
EXOZ	eXoZymes Inc COM USD0.000001	CommonStock	NASDAQ Stock Market
EXP	Eagle Materials Inc. Common Stock	CommonStock	New York Stock Exchange
EXPD	Expeditors International of Washington, Inc. Class A Common Stock	CommonStock	New York Stock Exchange
EXPE	Expedia Group Inc COM USD.001	CommonStock	NASDAQ Stock Market
EXPO	Exponent Inc COM USD.001	CommonStock	NASDAQ Stock Market
EXR	Extra Space Storage Inc. Common Stock	CommonStock	New York Stock Exchange
EXTR	Extreme Networks Inc COM USD.001	CommonStock	NASDAQ Stock Market
EXUS	Nomura Focused International Core ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
EXYN	Exyn Technologies Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
EXYNW	Exyn Technologies Inc WT EXP 042131	Warrant	NASDAQ Stock Market
EYE	National Vision Holdings Inc COM	CommonStock	NASDAQ Stock Market
EYEG	AB Corporate Bond ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
EYES	Corgi Data & Surveillance ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
EYLD	Cambria Emerging Shareholder Yield ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
EYPT	EyePoint Inc COM NPV	CommonStock	NASDAQ Stock Market
EZA	iShares Inc. iShares MSCI South Africa ETF	ExchangeTradedFund	NYSE Arca
EZBC	Franklin Bitcoin ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
EZET	Franklin Ethereum ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
EZGO	EZGO Technologies Ltd COM USD.001	CommonStock	NASDAQ Stock Market
EZJ	ProShares Trust ProShares Ultra MSCI Japan	ExchangeTradedFund	NYSE Arca
EZM	WisdomTree Trust WisdomTree U.S. MidCap Fund	ExchangeTradedFund	NYSE Arca
EZMO	AlphaDroid Broad Markets Momentum ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
EZPW	EZCORP Inc CL A COM USD.01 NVTG	CommonStock	NASDAQ Stock Market
EZPZ	Franklin Crypto Index ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
EZRA	Reliance Global Group Inc COM	CommonStock	NASDAQ Stock Market
EZRO	AlphaDroid Defensive Sector Rotation ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
EZU	iShares MSCI Eurozone ETF MSCI EMU INDEX	ExchangeTradedFund	CBOE BZX Exchange
F	Ford Motor Company Common Stock	CommonStock	New York Stock Exchange
FA	First Advantage Corp COM	CommonStock	NASDAQ Stock Market
FAAA	Fidelity AAA CLO ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
FAAR	First Trust Alternative Absolute Return Strategy ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
FAB	First Trust Multi Cap Value AlphaDEX Fund ETF	ExchangeTradedFund	NASDAQ Stock Market
FABC	Fabric AI Inc COM	CommonStock	NASDAQ Stock Market
FACT	FACT II Acquisition Corp CL A COM USD0.0001	CommonStock	NASDAQ Stock Market
FACTU	FACT II Acquisition Corp UNIT	Unit	NASDAQ Stock Market
FACTW	FACT II Acquisition Corp WT EXP 112631	Warrant	NASDAQ Stock Market
FAD	First Trust Multi Cap Growth AlphaDEX Fund ETF	ExchangeTradedFund	NASDAQ Stock Market
FAF	First American Financial Corporation Common Stock	CommonStock	New York Stock Exchange
FAI	First Trust Exchange-Traded Fund II First Trust Bloomberg Artificial Intelligence ETF	ExchangeTradedFund	NYSE Arca
FALN	iShares Fallen Angels USD Bond ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
FAMI	Farmmi Inc CL A ORD NPV	CommonStock	NASDAQ Stock Market
FAN	First Trust Exchange-Traded Fund II First Trust Global Wind Energy ETF	ExchangeTradedFund	NYSE Arca
FANG	Diamondback Energy Inc COM USD.01	CommonStock	NASDAQ Stock Market
FAPR	FT Vest U.S. Equity Buffer ETF - April ETF	ExchangeTradedFund	CBOE BZX Exchange
FARX	The Advisors' Inner Circle Fund II Frontier Asset Absolute Return ETF	ExchangeTradedFund	NYSE Arca
FAS	Direxion Shares ETF Trust Direxion Daily Financial Bull 3X ETF	ExchangeTradedFund	NYSE Arca
FAST	Fastenal Co COM USD.01	CommonStock	NASDAQ Stock Market
FATE	Fate Therapeutics Inc COM USD0.001	CommonStock	NASDAQ Stock Market
FATN	FatPipe Inc COM NPV	CommonStock	NASDAQ Stock Market

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
FAUG	FT Vest U.S. Equity Buffer ETF - August ETF	ExchangeTradedFund	CBOE BZX Exchange
FAX	abrdn Asia-Pacific Income Fund, Inc. Common Stock	Fund	NYSE American
FAZ	Direxion Shares ETF Trust Direxion Daily Financial Bear 3X ETF	ExchangeTradedFund	NYSE Arca
FB	ProShares S&P 500 Dynamic Buffer ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
FBCG	Fidelity Blue Chip Growth ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
FBCV	Fidelity Blue Chip Value ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
FBDC	First Trust Exchange-Traded Fund VIII FT Confluence BDC & Specialty Finance Income	ExchangeTradedFund	NYSE Arca
FBGL	FBS Global Ltd ORD USD0.001	CommonStock	NASDAQ Stock Market
FBIN	Fortune Brands Innovations, Inc. Common Stock	CommonStock	New York Stock Exchange
FBIO	Fortress Biotech Inc COM USD.001	CommonStock	NASDAQ Stock Market
FBIOP	Fortress Biotech Inc 9.375% CUM PFD A	PreferredStock	NASDAQ Stock Market
FBIZ	First Business Financial Services Inc COM USD.01	CommonStock	NASDAQ Stock Market
FBK	FB Financial Corporation Common Stock, par value $1.00 per share	CommonStock	New York Stock Exchange
FBL	GraniteShares 2x Long META Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
FBLA	FB Bancorp Inc COM USD0.01	CommonStock	NASDAQ Stock Market
FBLG	FibroBiologics Inc COM USD0.00001	CommonStock	NASDAQ Stock Market
FBNC	First Bancorp/NC COM NPV	CommonStock	NASDAQ Stock Market
FBND	Fidelity Merrimack Street Trust Fidelity Total Bond ETF	ExchangeTradedFund	NYSE Arca
FBOT	Fidelity Disruptive Automation ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
FBP	First BanCorp. Common Stock	CommonStock	New York Stock Exchange
FBRT	Franklin BSP Realty Trust, Inc. Common Stock	CommonStock	New York Stock Exchange
FBRTpE	Franklin BSP Realty Trust, Inc. 7.50% Series E Cumulative Redeemable Preferred Stock	PreferredStock	New York Stock Exchange
FBRX	Forte Biosciences Inc COM	CommonStock	NASDAQ Stock Market
FBT	First Trust Exchange-Traded Fund First Trust NYSE Arca Biotechnology Index Fund	ExchangeTradedFund	NYSE Arca
FBTC	Fidelity Wise Origin Bitcoin Fund ETF	ExchangeTradedFund	CBOE BZX Exchange
FBUF	Fidelity Dynamic Buffered Equity ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
FBY	Tidal Trust II YieldMax META Option Income Strategy ETF	ExchangeTradedFund	NYSE Arca
FBYD	Falcon's Beyond Global Inc CL A COM USD0.0001	CommonStock	NASDAQ Stock Market
FBYDP	Falcon's Beyond Global Inc PDF SER B 11%	PreferredStock	NASDAQ Stock Market
FBYDW	Falcon's Beyond Global Inc WT EXP 100628	Warrant	NASDAQ Stock Market
FBYY	GraniteShares YieldBOOST META ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
FC	Franklin Covey Co. Common Stock	CommonStock	New York Stock Exchange
FCA	First Trust China AlphaDEX Fund ETF	ExchangeTradedFund	NASDAQ Stock Market
FCAL	First Trust California Municipal High Income ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
FCAP	First Capital Inc COM USD.01	CommonStock	NASDAQ Stock Market
FCBC	First Community Bancshares Inc COM USD1	CommonStock	NASDAQ Stock Market
FCBD	The Advisors' Inner Circle Fund II Frontier Asset Core Bond ETF	ExchangeTradedFund	NYSE Arca
FCCO	First Community Corp COM USD1.	CommonStock	NASDAQ Stock Market
FCEF	First Trust Income Opportunities ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
FCEL	FuelCell Energy Inc COM NPV	CommonStock	NASDAQ Stock Market
FCF	First Commonwealth Financial Corporation Common Stock	CommonStock	New York Stock Exchange
FCFS	FirstCash Holdings Inc COM USD.01	CommonStock	NASDAQ Stock Market
FCFY	First Trust Exchange-Traded Fund First Trust S&P 500 Diversified Free Cash Flow ETF	ExchangeTradedFund	NYSE Arca
FCG	First Trust Exchange-Traded Fund First Trust Natural Gas ETF	ExchangeTradedFund	NYSE Arca
FCHL	Fitness Champs Holdings Ltd ORD USD0.00225	CommonStock	NASDAQ Stock Market
FCLD	Fidelity Cloud Computing ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
FCLO	Fidelity CLO ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
FCN	FTI Consulting, Inc. Common Stock	CommonStock	New York Stock Exchange
FCNCA	First Citizens BancShares Inc CL A COM USD1	CommonStock	NASDAQ Stock Market
FCNCN	First Citizens BancShares Inc DEP SR E NON CUM	Unknown	NASDAQ Stock Market
FCNCO	First Citizens BancShares Inc 5.625 NONCM SR C	PreferredStock	NASDAQ Stock Market
FCNCP	First Citizens BancShares Inc 5.375 DEP PFD A	PreferredStock	NASDAQ Stock Market
FCOM	Fidelity Covington Trust Fidelity MSCI Communication Services Index ETF	ExchangeTradedFund	NYSE Arca
FCOR	Fidelity Merrimack Street Trust Fidelity Corporate Bond ETF	ExchangeTradedFund	NYSE Arca
FCPI	Fidelity Stocks for Inflation ETF ETF	ExchangeTradedFund	CBOE BZX Exchange

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
FCPT	Four Corners Property Trust, Inc. Common Stock	CommonStock	New York Stock Exchange
FCRS	FutureCrest Acquisition Corp. Class A Ordinary Shares	CommonStock	New York Stock Exchange
FCRS.U	FutureCrest Acquisition Corp. Units, each consisting of one Class A ordinary share and	Unit	New York Stock Exchange
FCRS.WS	FutureCrest Acquisition Corp. Redeemable warrants, each whole warrant exercisable	Warrant	New York Stock Exchange
FCSH	Federated Hermes ETF Trust Federated Hermes Short Duration Corporate ETF	ExchangeTradedFund	NYSE Arca
FCT	First Trust Senior Floating Rate Income Fund II Common Shares of Beneficial Interest	Fund	New York Stock Exchange
FCTE	SMI 3Fourteen Full-Cycle Trend ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
FCTR	First Trust Lunt U.S. Factor Rotation ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
FCUS	Tidal Trust II Pinnacle Focused Opportunities ETF	ExchangeTradedFund	NYSE Arca
FCUV	Focus Universal Inc COM	CommonStock	NASDAQ Stock Market
FCVT	First Trust SSI Strategic Convertible Securities ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
FCX	Freeport-McMoRan Inc. Common Stock	CommonStock	New York Stock Exchange
FCXG	Leverage Shares 2x Long FCX Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
FDAT	Tidal Trust II Tactical Advantage ETF	ExchangeTradedFund	NYSE Arca
FDBC	Fidelity D & D Bancorp Inc COM NPV	CommonStock	NASDAQ Stock Market
FDCF	Fidelity Disruptive Communications ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
FDD	First Trust Exchange-Traded Fund II First Trust STOXX European Select Dividend Index	ExchangeTradedFund	NYSE Arca
FDEC	FT Vest US Equity Buffer ETF - December ETF	ExchangeTradedFund	CBOE BZX Exchange
FDEM	Fidelity Emerging Markets Multifactor ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
FDEV	Fidelity International Multifactor ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
FDFF	Fidelity Disruptive Finance ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
FDG	American Century ETF Trust American Century Focused Dynamic Growth ETF	ExchangeTradedFund	NYSE Arca
FDHY	Fidelity Covington Trust Fidelity Enhanced High Yield ETF	ExchangeTradedFund	NYSE Arca
FDIF	Fidelity Disruptors ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
FDIG	Fidelity Crypto Industry and Digital Payments ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
FDIQ	Invesco Bloomberg Financial Data Providers ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
FDIS	Fidelity Covington Trust Fidelity MSCI Consumer Discretionary Index ETF	ExchangeTradedFund	NYSE Arca
FDIV	MarketDesk Focused U.S. Dividend ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
FDL	First Trust Exchange-Traded Fund First Trust Morningstar Dividend Leaders Index Fun	ExchangeTradedFund	NYSE Arca
FDLO	Fidelity Covington Trust Fidelity Low Volatility Factor ETF	ExchangeTradedFund	NYSE Arca
FDLS	Northern Lights Fund Trust IV Inspire Fidelis Multi Factor ETF	ExchangeTradedFund	NYSE Arca
FDM	First Trust Exchange-Traded Fund First Trust Dow Jones Select MicroCap Index Fund	ExchangeTradedFund	NYSE Arca
FDMO	Fidelity Covington Trust Fidelity Momentum Factor ETF	ExchangeTradedFund	NYSE Arca
FDMT	4D Molecular Therapeutics Inc COM	CommonStock	NASDAQ Stock Market
FDN	First Trust Exchange-Traded Fund First Trust Dow Jones Internet Index Fund	ExchangeTradedFund	NYSE Arca
FDND	FT Vest Dow Jones Internet & Target Income ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
FDNI	First Trust Exchange-Traded Fund II - Dow Jones International Internet ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
FDP	Fresh Del Monte Produce Inc. Ordinary Shares	CommonStock	New York Stock Exchange
FDRR	Fidelity Covington Trust Fidelity Dividend ETF for Rising Rates	ExchangeTradedFund	NYSE Arca
FDRS	Founder-Led ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
FDRV	Fidelity Electric Vehicles and Future Transportation ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
FDRX	Founder-Led 2X Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
FDS	FactSet Research Systems Inc. Common Stock	CommonStock	New York Stock Exchange
FDSB	Fifth District Bancorp Inc COM USD0.01	CommonStock	NASDAQ Stock Market
FDT	First Trust Developed Markets Ex-US AlphaDEX Fund ETF	ExchangeTradedFund	NASDAQ Stock Market
FDTS	First Trust Developed Markets ex-US Small Cap AlphaDEX Fund ETF	ExchangeTradedFund	NASDAQ Stock Market
FDTX	Fidelity Disruptive Technology ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
FDUS	Fidus Investment Corp COM USD0.001	CommonStock	NASDAQ Stock Market
FDV	Federated Hermes ETF Trust Federated Hermes U.S. Strategic Dividend ETF	ExchangeTradedFund	NYSE Arca
FDVV	Fidelity Covington Trust Fidelity High Dividend ETF	ExchangeTradedFund	NYSE Arca
FDX	FedEx Corporation Common Stock	CommonStock	New York Stock Exchange
FDXF	FedEx Freight Holding Company, Inc. Common Stock	CommonStock	New York Stock Exchange
FE	FirstEnergy Corp. Common Stock	CommonStock	New York Stock Exchange
FEAC	Fidelity Covington Trust Fidelity Enhanced U.S. All-Cap Equity ETF	ExchangeTradedFund	NYSE Arca
FEAM	5E Advanced Materials Inc COM USD0.01	CommonStock	NASDAQ Stock Market

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
FEAT	YieldMax Dorsey Wright Featured 5 Income ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
FEBM	FT Vest U.S. Equity Max Buffer ETF - February ETF	ExchangeTradedFund	CBOE BZX Exchange
FEBO	Fenbo Holdings Ltd CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
FEBP	PGIM S&P 500 Buffer 12 ETF - February ETF	ExchangeTradedFund	CBOE BZX Exchange
FEBT	AllianzIM U.S. Equity Buffer10 Feb ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
FEBU	AllianzIM US Equity Buffer15 Uncapped Feb ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
FEBW	AllianzIM U.S. Equity Buffer20 Feb ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
FEBZ	TrueShares Structured Outcome (February) ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
FEDM	FlexShares Trust FlexShares ESG & Climate Developed Markets ex-US Core Index Fund	ExchangeTradedFund	NYSE Arca
FEDU	Four Seasons Education (Cayman) Inc. American Depositary Shares, each representin	AdrCommon	New York Stock Exchange
FEED	ENvue Medical Inc COM USD.001	CommonStock	NASDAQ Stock Market
FEGE	The RBB Fund Trust First Eagle Global Equity ETF	ExchangeTradedFund	New York Stock Exchange
FEIG	FlexShares Trust FlexShares ESG & Climate Investment Grade Corporate Core Index F	ExchangeTradedFund	NYSE Arca
FEIM	Frequency Electronics Inc. COM USD1	CommonStock	NASDAQ Stock Market
FELC	Fidelity Covington Trust Fidelity Enhanced Large Cap Core ETF	ExchangeTradedFund	NYSE Arca
FELE	Franklin Electric Co Inc COM USD.1	CommonStock	NASDAQ Stock Market
FELG	Fidelity Covington Trust Fidelity Enhanced Large Cap Growth ETF	ExchangeTradedFund	NYSE Arca
FELV	Fidelity Covington Trust Fidelity Enhanced Large Cap Value ETF	ExchangeTradedFund	NYSE Arca
FEM	First Trust Emerging Markets AlphaDEX Fund ETF	ExchangeTradedFund	NASDAQ Stock Market
FEMB	First Trust Emerging Markets Local Currency Bond ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
FEMD	First Eagle ETF Trust First Eagle Mid Cap Equity ETF	ExchangeTradedFund	NYSE Arca
FEMG	Fidelity Covington Trust Fidelity Enhanced Mid Cap Growth ETF	ExchangeTradedFund	NYSE Arca
FEMR	Fidelity Covington Trust Fidelity Enhanced Emerging Markets ETF	ExchangeTradedFund	NYSE Arca
FEMS	First Trust Emerging Markets Small Cap AlphaDEX Fund ETF	ExchangeTradedFund	NASDAQ Stock Market
FEMV	Fidelity Covington Trust Fidelity Enhanced Mid Cap Value ETF	ExchangeTradedFund	NYSE Arca
FEMY	Femasys Inc COM USD.001	CommonStock	NASDAQ Stock Market
FENC	Fennec Pharmaceuticals Inc COM NPV	CommonStock	NASDAQ Stock Market
FENG	Phoenix New Media Limited American Depositary Shares (each representing forty-ei	AdrCommon	New York Stock Exchange
FENI	Fidelity Covington Trust Fidelity Enhanced International ETF	ExchangeTradedFund	NYSE Arca
FENY	Fidelity Covington Trust Fidelity MSCI Energy Index ETF	ExchangeTradedFund	NYSE Arca
FEOE	The RBB Fund Trust First Eagle Overseas Equity ETF	ExchangeTradedFund	New York Stock Exchange
FEP	First Trust Europe AlphaDEX Fund ETF	ExchangeTradedFund	NASDAQ Stock Market
FEPI	REX FANG & Innovation Equity Premium Income ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
FER	Ferrovial NV ORD	CommonStock	NASDAQ Stock Market
FERA	Fifth Era Acquisition Corp I CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
FERAR	Fifth Era Acquisition Corp I Rights	Right	NASDAQ Stock Market
FERAU	Fifth Era Acquisition Corp I UNIT(1 CLA 1RT)	Unit	NASDAQ Stock Market
FERG	Ferguson Enterprises Inc. Common Stock	CommonStock	New York Stock Exchange
FESM	Fidelity Covington Trust Fidelity Enhanced Small Cap Core ETF	ExchangeTradedFund	NYSE Arca
FET	Forum Energy Technologies Inc. Common Stock	CommonStock	New York Stock Exchange
FETH	Fidelity Ethereum Fund ETF	ExchangeTradedFund	CBOE BZX Exchange
FEUS	FlexShares Trust FlexShares ESG & Climate US Large Cap Core Index Fund	ExchangeTradedFund	NYSE Arca
FEUZ	First Trust Eurozone AlphaDEX ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
FEX	First Trust Large Cap Core AlphaDEX Fund ETF	ExchangeTradedFund	NASDAQ Stock Market
FEZ	SPDR Index Shares Funds State Street SPDR EURO STOXX 50 ETF	ExchangeTradedFund	NYSE Arca
FF	FutureFuel Corp. Common Stock	CommonStock	New York Stock Exchange
FFA	First Trust Enhanced Equity Income Fund Common Shares of Beneficial Interest	Fund	New York Stock Exchange
FFAI	Faraday Future Intelligent Electric Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
FFAIW	Faraday Future Intelligent Electric Inc WT EXP	Warrant	NASDAQ Stock Market
FFBC	First Financial Bancorp. COM NPV	CommonStock	NASDAQ Stock Market
FFC	Flaherty & Crumrine Preferred and Income Securities Fund Incorporated Common Sto	Fund	New York Stock Exchange
FFDI	Fidelity Fundamental Developed International ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
FFEB	FT Vest US Equity Buffer ETF - February ETF	ExchangeTradedFund	CBOE BZX Exchange
FFEM	Fidelity Fundamental Emerging Markets ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
FFF	Founders 100 ETF ETF	ExchangeTradedFund	CBOE BZX Exchange

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
FFGX	Fidelity Fundamental Global ex-U.S. ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
FFIN	First Financial Bankshares Inc COM USD10	CommonStock	NASDAQ Stock Market
FFIU	Spinnaker ETF Series UVA Unconstrained Medium-Term Fixed Income ETF	ExchangeTradedFund	NYSE Arca
FFIV	F5 Inc COM NPV	CommonStock	NASDAQ Stock Market
FFLC	Fidelity Fundamental Large Cap Core ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
FFLG	Fidelity Fundamental Large Cap Growth ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
FFLS	Northern Lights Fund Trust II The Future Fund Long/Short ETF	ExchangeTradedFund	NYSE Arca
FFLV	Fidelity Fundamental Large Cap Value ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
FFND	Northern Lights Fund Trust II One Global ETF	ExchangeTradedFund	NYSE Arca
FFOG	Franklin Focused Growth ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
FFOX	FundX Investment Trust FundX Future Fund Opportunities ETF	ExchangeTradedFund	NYSE Arca
FFSM	Fidelity Fundamental Small-Mid Cap ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
FFTY	Capital-Force ETF Trust CapForce IBD 50 ETF	ExchangeTradedFund	NYSE Arca
FFUT	Fidelity Managed Futures ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
FG	F&G Annuities & Life, Inc. Common Stock	CommonStock	New York Stock Exchange
FGBI	First Guaranty Bancshares Inc COM USD1.	CommonStock	NASDAQ Stock Market
FGBIP	First Guaranty Bancshares Inc 6.75% DEP PFD A	PreferredStock	NASDAQ Stock Market
FGD	First Trust Exchange-Traded Fund II First Trust Dow Jones Global Select Dividend Inde	ExchangeTradedFund	NYSE Arca
FGDL	Franklin Templeton Holdings Trust Franklin Responsibly Sourced Gold ETF	ExchangeTradedVehicle	NYSE Arca
FGI	FGI Industries Ltd ORD SHS USD0.0005	CommonStock	NASDAQ Stock Market
FGII	FG Imperii Acquisition Corp CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
FGIIU	FG Imperii Acquisition Corp UNIT (1CLA 1/2 WT)	Unit	NASDAQ Stock Market
FGIIW	FG Imperii Acquisition Corp WT EXP 101430	Warrant	NASDAQ Stock Market
FGIWW	FGI Industries Ltd WRRRTS	Warrant	NASDAQ Stock Market
FGL	Founder Group Ltd CL A ORD NPV	CommonStock	NASDAQ Stock Market
FGM	First Trust Germany AlphaDEX Fund ETF	ExchangeTradedFund	NASDAQ Stock Market
FGMC	FG Merger II Corp COM USD0.0001	CommonStock	NASDAQ Stock Market
FGMCR	FG Merger II Corp. Rights	Right	NASDAQ Stock Market
FGMCU	FG Merger II Corp UNIT (1COM 1RT)	Unit	NASDAQ Stock Market
FGN	F&G Annuities & Life, Inc. 7.950% Senior Notes due 2053	StructuredProduct	New York Stock Exchange
FGNX	FG Nexus Inc COM USD.001	CommonStock	NASDAQ Stock Market
FGNXP	FG Nexus Inc PFD SER A	PreferredStock	NASDAQ Stock Market
FGRU	T-REX 2X Long FIGR Daily Target ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
FGSI	FT Vest Growth Strength & Target Income ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
FGSM	The Advisors' Inner Circle Fund II Frontier Asset Global Small Cap Equity ETF	ExchangeTradedFund	NYSE Arca
FGSN	F&G Annuities & Life, Inc. 7.300% Junior Subordinated Notes due 2065	StructuredProduct	New York Stock Exchange
FHB	First Hawaiian Inc COM USD0.01	CommonStock	NASDAQ Stock Market
FHDG	FT Vest U.S. Equity Quarterly Dynamic Buffer ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
FHEQ	Fidelity Hedged Equity ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
FHI	Federated Hermes, Inc. Class B Common Stock	CommonStock	New York Stock Exchange
FHLC	Fidelity Covington Trust Fidelity MSCI Health Care Index ETF	ExchangeTradedFund	NYSE Arca
FHN	First Horizon Corporation Common Stock	CommonStock	New York Stock Exchange
FHNpE	First Horizon Corporation Depositary Shares, each representing a 1/4,000th interest i	PreferredStock	New York Stock Exchange
FHNpF	First Horizon Corporation Depositary Shares, each representing a 1/4,000th interest i	PreferredStock	New York Stock Exchange
FHNpH	First Horizon Corporation Depositary Shares each representing a 1/4,000th interest ir	PreferredStock	New York Stock Exchange
FHTX	Foghorn Therapeutics Inc COM USD.0001	CommonStock	NASDAQ Stock Market
FHYS	Federated Hermes ETF Trust Federated Hermes Short Duration High Yield ETF	ExchangeTradedFund	NYSE Arca
FIAT	Tidal Trust II YieldMax Short COIN Option Income Strategy ETF	ExchangeTradedFund	NYSE Arca
FIAX	Tidal Trust II Nicholas Fixed Income Alternative ETF	ExchangeTradedFund	NYSE Arca
FIBK	First Interstate BancSystem Inc COM USD0.00001	CommonStock	NASDAQ Stock Market
FICO	Fair Isaac Corporation Common Stock	CommonStock	New York Stock Exchange
FICS	First Trust International Developed Capital Strength ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
FID	First Trust S&P International Dividend Aristocrats ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
FIDI	Fidelity Covington Trust Fidelity International High Dividend ETF	ExchangeTradedFund	NYSE Arca
FIDU	Fidelity Covington Trust Fidelity MSCI Industrials Index ETF	ExchangeTradedFund	NYSE Arca

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
FIEE	FiEE Inc COM	CommonStock	NASDAQ Stock Market
FIG	Figma, Inc. Class A Common Stock	CommonStock	New York Stock Exchange
FIGB	Fidelity Merrimack Street Trust Fidelity Investment Grade Bond ETF	ExchangeTradedFund	NYSE Arca
FIGG	Leverage Shares 2x Long FIG Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
FIGR	Figure Technology Solutions Inc CL A COM USD0.0001	CommonStock	NASDAQ Stock Market
FIGS	FIGS, Inc. Class A Common Stock	CommonStock	New York Stock Exchange
FIGX	FIGX Capital Acquisition Corp CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
FIGXU	FIGX Capital Acquisition Corp UNIT (1CLA 1/2 WT)	Unit	NASDAQ Stock Market
FIGXW	FIGX Capital Acquisition Corp WT EXP 10/31/2031	Warrant	NASDAQ Stock Market
FIIG	First Trust Exchange-Traded Fund IV First Trust Intermediate Duration Investment Gra	ExchangeTradedFund	NYSE Arca
FINS	Angel Oak Financial Strategies Income Term Trust Common Shares of Beneficial Inter	Fund	New York Stock Exchange
FINT	The Advisors' Inner Circle Fund II Frontier Asset Total International Equity ETF	ExchangeTradedFund	NYSE Arca
FINV	FinVolution Group American depositary shares, each representing five Class A ordina	AdrCommon	New York Stock Exchange
FINW	Finwise Bancorp COM USD0.001	CommonStock	NASDAQ Stock Market
FINX	Global X FinTech ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
FINY	GraniteShares YieldBOOST Financials ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
FIP	FTAI Infrastructure Inc COM USD0.01	CommonStock	NASDAQ Stock Market
FIS	Fidelity National Information Services, Inc. Common Stock	CommonStock	New York Stock Exchange
FISI	Financial Institutions Inc COM USD.01	CommonStock	NASDAQ Stock Market
FISK	Empire State Realty OP, L.P. Series 250 Operating Partnership Units Representing Lim	Unit	NYSE Arca
FISR	SSGA Active Trust State Street Fixed Income Sector Rotation ETF	ExchangeTradedFund	NYSE Arca
FISV	Fiserv Inc. COM USD.01	CommonStock	NASDAQ Stock Market
FITB	Fifth Third Bancorp Common Stock	CommonStock	NASDAQ Stock Market
FITBI	Fifth Third Bancorp Depositary Shares Representing a 1/1000th Ownership Interest in	AdrCommon	NASDAQ Stock Market
FITBM	Fifth Third Bancorp Depositary Shares Representing a 1/40th Ownership Interest in a	Unknown	NASDAQ Stock Market
FITBO	Fifth Third Bancorp Depositary Shares Representing a 1/1000th Ownership Interest in	Unknown	NASDAQ Stock Market
FITBP	Fifth Third Bancorp Depositary Shares Representing a 1/40th Ownership Interest in a	PreferredStock	NASDAQ Stock Market
FITE	SPDR Series Trust State Street SPDR S&P Kensho Future Security ETF	ExchangeTradedFund	NYSE Arca
FITZ	Tidal Trust II Fitz-Gerald Must Have Portfolio ETF	ExchangeTradedFund	NYSE Arca
FIVA	Fidelity Covington Trust Fidelity International Value Factor ETF	ExchangeTradedFund	NYSE Arca
FIVE	Five Below Inc COM USD.01	CommonStock	NASDAQ Stock Market
FIVN	Five9 Inc COM USD.001	CommonStock	NASDAQ Stock Market
FIVY	YieldMax Dorsey Wright Hybrid 5 Income ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
FIW	First Trust Exchange-Traded Fund First Trust Water ETF	ExchangeTradedFund	NYSE Arca
FIX	Comfort Systems USA, Inc. Common Stock	CommonStock	New York Stock Exchange
FIXD	First Trust Smith Opportunistic Fixed Income ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
FIXP	Tidal Trust I FolioBeyond Enhanced Fixed Income Premium ETF	ExchangeTradedFund	NYSE Arca
FIXT	TCW ETF Trust TCW Core Plus Bond ETF	ExchangeTradedFund	New York Stock Exchange
FIYY	GraniteShares YieldBOOST 20Y Treasuries ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
FIZZ	National Beverage Corp COM USD.01	CommonStock	NASDAQ Stock Market
FJAN	FT Vest U.S. Equity Buffer ETF - January ETF	ExchangeTradedFund	CBOE BZX Exchange
FJET	Starfighters Space, Inc. Common Stock	CommonStock	NYSE American
FJP	First Trust Japan AlphaDEX Fund ETF	ExchangeTradedFund	NASDAQ Stock Market
FJUL	FT Vest US Equity Buffer ETF - July ETF	ExchangeTradedFund	CBOE BZX Exchange
FJUN	FT Vest US Equity Buffer ETF - June ETF	ExchangeTradedFund	CBOE BZX Exchange
FKU	First Trust United Kingdom AlphaDEX Fund ETF	ExchangeTradedFund	NASDAQ Stock Market
FKWL	Franklin Wireless Corp COM NPV	CommonStock	NASDAQ Stock Market
FLAG	Global X Funds Global X S&P 500 U.S. Market Leaders Top 50 ETF	ExchangeTradedFund	NYSE Arca
FLAO	AllianzIM U.S. Equity 6 Month Floor5 Apr/Oct ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
FLAU	Franklin Templeton ETF Trust Franklin FTSE Australia ETF	ExchangeTradedFund	NYSE Arca
FLAX	Franklin Templeton ETF Trust Franklin FTSE Asia ex-Japan ETF	ExchangeTradedFund	NYSE Arca
FLBL	Franklin Senior Loan ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
FLBR	Franklin Templeton ETF Trust Franklin FTSE Brazil ETF	ExchangeTradedFund	NYSE Arca
FLC	Flaherty & Crumrine Total Return Fund Incorporated Common Stock	Fund	New York Stock Exchange
FLCA	Franklin Templeton ETF Trust Franklin FTSE Canada ETF	ExchangeTradedFund	NYSE Arca

Pearl Equities Securities List as of 6/4/2026			
Symbol	**Security Name**	**Security Class**	**Listed Exchange**
FLCB	Franklin Templeton ETF Trust Franklin U.S. Core Bond ETF	ExchangeTradedFund	NYSE Arca
FLCC	Federated Hermes ETF Trust Federated Hermes MDT Large Cap Core ETF	ExchangeTradedFund	NYSE Arca
FLCE	The Advisors' Inner Circle Fund II Frontier Asset U.S. Large Cap Equity ETF	ExchangeTradedFund	NYSE Arca
FLCG	Federated Hermes ETF Trust Federated Hermes MDT Large Cap Growth ETF	ExchangeTradedFund	NYSE Arca
FLCH	Franklin Templeton ETF Trust Franklin FTSE China ETF	ExchangeTradedFund	NYSE Arca
FLCO	Franklin Templeton ETF Trust Franklin Investment Grade Corporate ETF	ExchangeTradedFund	NYSE Arca
FLCV	Federated Hermes ETF Trust Federated Hermes MDT Large Cap Value ETF	ExchangeTradedFund	NYSE Arca
FLD	Fold Holdings Inc CL A COM USD0.0001	CommonStock	NASDAQ Stock Market
FLDB	Fidelity Low Duration Bond ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
FLDDW	Fold Holdings Inc WT EXP 12/14/2030	Warrant	NASDAQ Stock Market
FLDR	Fidelity Low Duration Bond Factor ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
FLDZ	RiverNorth Patriot ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
FLEE	Franklin Templeton ETF Trust Franklin FTSE Europe ETF	ExchangeTradedFund	NYSE Arca
FLEU	Franklin Templeton ETF Trust Franklin FTSE Eurozone ETF	ExchangeTradedFund	NYSE Arca
FLEX	Flex Ltd ORD USD.01	CommonStock	NASDAQ Stock Market
FLG	Flagstar Bank, National Association Common Stock	CommonStock	New York Stock Exchange
FLGB	Franklin Templeton ETF Trust Franklin FTSE United Kingdom ETF	ExchangeTradedFund	NYSE Arca
FLGR	Franklin Templeton ETF Trust Franklin FTSE Germany ETF	ExchangeTradedFund	NYSE Arca
FLGT	Fulgent Genetics Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
FLGV	Franklin Templeton ETF Trust Franklin U.S. Treasury Bond ETF	ExchangeTradedFund	NYSE Arca
FLGpA	Flagstar Bank, National Association Depositary shares, each representing a 1/40th int	PreferredStock	New York Stock Exchange
FLGpU	Flagstar Bank, National Association Bifurcated Option Note Unit SecuritiES	StructuredProduct	New York Stock Exchange
FLHY	Franklin High Yield Corporate ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
FLIA	Franklin International Aggregate Bond ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
FLIN	Franklin Templeton ETF Trust Franklin FTSE India ETF	ExchangeTradedFund	NYSE Arca
FLJH	Franklin Templeton ETF Trust Franklin FTSE Japan Hedged ETF	ExchangeTradedFund	NYSE Arca
FLJJ	AllianzIM U.S. Equity 6 Month Floor5 Jan/Jul ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
FLJP	Franklin Templeton ETF Trust Franklin FTSE Japan ETF	ExchangeTradedFund	NYSE Arca
FLKR	Franklin Templeton ETF Trust Franklin FTSE South Korea ETF	ExchangeTradedFund	NYSE Arca
FLL	Full House Resorts Inc COM USD.001	CommonStock	NASDAQ Stock Market
FLLA	Franklin Templeton ETF Trust Franklin FTSE Latin America ETF	ExchangeTradedFund	NYSE Arca
FLMB	Franklin Templeton ETF Trust Franklin Municipal Green Bond ETF	ExchangeTradedFund	NYSE Arca
FLMI	Franklin Templeton ETF Trust Franklin Dynamic Municipal Bond ETF	ExchangeTradedFund	NYSE Arca
FLMX	Franklin Templeton ETF Trust Franklin FTSE Mexico ETF	ExchangeTradedFund	NYSE Arca
FLN	First Trust Latin America AlphaDEX Fund ETF	ExchangeTradedFund	NASDAQ Stock Market
FLNA	Filana Therapeutics Inc COM USD.001	CommonStock	NASDAQ Stock Market
FLNC	Fluence Energy Inc COM CL A USD0.01	CommonStock	NASDAQ Stock Market
FLNG	FLEX LNG Ltd. Ordinary Shares	CommonStock	New York Stock Exchange
FLNT	Fluent Inc COM USD.0005	CommonStock	NASDAQ Stock Market
FLO	Flowers Foods, Inc. Common Stock	CommonStock	New York Stock Exchange
FLOC	Flowco Holdings Inc. Class A Common Stock	CommonStock	New York Stock Exchange
FLOT	iShares Floating Rate Bond ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
FLOW	Global X Funds Global X U.S. Cash Flow Kings 100 ETF	ExchangeTradedFund	NYSE Arca
FLQL	Franklin US Large Cap Multifactor Index ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
FLQM	Franklin U.S. Mid Cap Multifactor Index ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
FLQS	Franklin US Small Cap Multifactor Index ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
FLR	Fluor Corporation Common Stock	CommonStock	New York Stock Exchange
FLRG	Fidelity Covington Trust Fidelity U.S. Multifactor ETF	ExchangeTradedFund	NYSE Arca
FLRN	SPDR Series Trust State Street SPDR Bloomberg Investment Grade Floating Rate ETF	ExchangeTradedFund	NYSE Arca
FLRT	Pacer Funds Trust Pacer Aristotle Pacific Floating Rate High Income ETF	ExchangeTradedFund	NYSE Arca
FLS	Flowserve Corporation Common Stock	CommonStock	New York Stock Exchange
FLSA	Franklin Templeton ETF Trust Franklin FTSE Saudi Arabia ETF	ExchangeTradedFund	NYSE Arca
FLSP	Franklin Templeton ETF Trust Franklin Systematic Style Premia ETF	ExchangeTradedFund	NYSE Arca
FLSW	Franklin Templeton ETF Trust Franklin FTSE Switzerland ETF	ExchangeTradedFund	NYSE Arca
FLTB	Fidelity Merrimack Street Trust Fidelity Limited Term Bond ETF	ExchangeTradedFund	NYSE Arca

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
FLTR	VanEck ETF Trust VanEck IG Floating Rate ETF	ExchangeTradedFund	NYSE Arca
FLTW	Franklin Templeton ETF Trust Franklin FTSE Taiwan ETF	ExchangeTradedFund	NYSE Arca
FLUD	Franklin Templeton ETF Trust Franklin Ultra Short Bond ETF	ExchangeTradedFund	NYSE Arca
FLUT	Flutter Entertainment plc Ordinary Shares	CommonStock	New York Stock Exchange
FLUX	Flux Power Holdings Inc COM	CommonStock	NASDAQ Stock Market
FLV	American Century ETF Trust American Century Focused Large Cap Value ETF	ExchangeTradedFund	NYSE Arca
FLWS	1-800-FLOWERS.COM Inc CL A COM USD.01	CommonStock	NASDAQ Stock Market
FLX	BingEx Ltd ADS	AdrCommon	NASDAQ Stock Market
FLXI	Invesco Flexible Income ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
FLXN	Horizon Flexible Income ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
FLXR	TCW ETF Trust TCW Flexible Income ETF	ExchangeTradedFund	New York Stock Exchange
FLXS	Flexsteel Industries Inc COM USD1	CommonStock	NASDAQ Stock Market
FLY	Firefly Aerospace Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
FLYD	Bank of Montreal MicroSectors Travel -3X Inverse Leveraged ETN due May 29, 2042	ExchangeTradedNote	NYSE Arca
FLYE	Fly-E Group Inc COM USD0.01	CommonStock	NASDAQ Stock Market
FLYT	Tradr 2X Long FLY Daily ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
FLYU	Bank of Montreal MicroSectors Travel 3X Leveraged ETN	ExchangeTradedNote	NYSE Arca
FLYW	Flywire Corp COM	CommonStock	NASDAQ Stock Market
FLYX	flyExclusive, Inc. Class A Common Stock	CommonStock	NYSE American
FLYX.WS	flyExclusive, Inc. Redeemable warrants, each whole warrant exercisable for one Class	Warrant	NYSE American
FMAC	Future Money Acquisition Corp ORD USD0.0001	CommonStock	NASDAQ Stock Market
FMACR	Future Money Acquisition Corporation Rights	Right	NASDAQ Stock Market
FMACU	Future Money Acquisition Corp UNIT(1 ORD 1RT)	Unit	NASDAQ Stock Market
FMAG	Fidelity Magellan ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
FMAO	Farmers & Merchants Bancorp Inc COM NPV	CommonStock	NASDAQ Stock Market
FMAR	FT Vest US Equity Buffer ETF - March ETF	ExchangeTradedFund	CBOE BZX Exchange
FMAT	Fidelity Covington Trust Fidelity MSCI Materials Index ETF	ExchangeTradedFund	NYSE Arca
FMAY	FT Vest US Equity Buffer ETF - May ETF	ExchangeTradedFund	CBOE BZX Exchange
FMB	First Trust Managed Municipal ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
FMBH	First Mid Bancshares Inc COM USD4.	CommonStock	NASDAQ Stock Market
FMC	FMC Corporation Common Stock	CommonStock	New York Stock Exchange
FMCE	Northern Lights Fund Trust IV FM Compounders Equity ETF	ExchangeTradedFund	NYSE Arca
FMCX	Northern Lights Fund Trust IV FM Focus Equity ETF	ExchangeTradedFund	NYSE Arca
FMDE	Fidelity Covington Trust Fidelity Enhanced Mid Cap Core ETF	ExchangeTradedFund	NYSE Arca
FMED	Fidelity Disruptive Medicine ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
FMET	Fidelity Metaverse ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
FMF	First Trust Exchange-Traded Fund V First Trust Managed Futures Strategy Fund	ExchangeTradedFund	NYSE Arca
FMFC	Kandal M Venture Ltd CL A ORD USD0.00001	CommonStock	NASDAQ Stock Market
FMHI	First Trust Exchange-Traded Fund III - First Trust Municipal High Income ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
FMKT	Tidal Trust I The Free Markets ETF	ExchangeTradedFund	NYSE Arca
FMN	Federated Hermes Premier Municipal Income Fund Common Shares of Beneficial Inte	Fund	New York Stock Exchange
FMNB	Farmers National Banc Corp/OH COM USD2.5	CommonStock	NASDAQ Stock Market
FMNY	First Trust Exchange-Traded Fund III First Trust New York Municipal High Income ETF	ExchangeTradedFund	NYSE Arca
FMQQ	Exchange Traded Concepts Trust FMQQ The Next Frontier Internet ETF	ExchangeTradedFund	NYSE Arca
FMS	Fresenius Medical Care AG American Depositary Shares (Each representing 1/2 of an	AdrCommon	New York Stock Exchange
FMST	Foremost Clean Energy Ltd COM	CommonStock	NASDAQ Stock Market
FMSTW	Foremost Clean Energy Ltd WT EXP 08/24/28	Warrant	NASDAQ Stock Market
FMTL	First Trust Exchange-Traded Fund II First Trust Indxx Critical Metals ETF	ExchangeTradedFund	NYSE Arca
FMTM	MarketDesk Focused U.S. Momentum ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
FMUB	Fidelity Municipal Bond Opportunities ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
FMUN	Fidelity Systematic Municipal Bond Index ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
FMX	Fomento Económico Mexicano, S.A.B. de C.V. American Depositary Shares (Each rep 1	AdrCommon	New York Stock Exchange
FMY	First Trust Mortgage Income Fund Common Shares of Beneficial Interest	Fund	New York Stock Exchange
FN	Fabrinet Ordinary Shares	CommonStock	New York Stock Exchange
FNB	F.N.B. Corporation Common Stock	CommonStock	New York Stock Exchange

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
FNCL	Fidelity Covington Trust Fidelity MSCI Financials Index ETF	ExchangeTradedFund	NYSE Arca
FND	Floor & Decor Holdings, Inc. Class A Common Stock, $0.001 par value per share	CommonStock	New York Stock Exchange
FNDA	Schwab Strategic Trust Schwab Fundamental U.S. Small Company ETF	ExchangeTradedFund	NYSE Arca
FNDB	Schwab Strategic Trust Schwab Fundamental U.S. Broad Market ETF	ExchangeTradedFund	NYSE Arca
FNDC	Schwab Strategic Trust Schwab Fundamental International Small Equity ETF	ExchangeTradedFund	NYSE Arca
FNDE	Schwab Strategic Trust Schwab Fundamental Emerging Markets Equity ETF	ExchangeTradedFund	NYSE Arca
FNDF	Schwab Strategic Trust Schwab Fundamental International Equity ETF	ExchangeTradedFund	NYSE Arca
FNDX	Schwab Strategic Trust Schwab Fundamental U.S. Large Company ETF	ExchangeTradedFund	NYSE Arca
FNF	Fidelity National Financial, Inc. Common Stock	CommonStock	New York Stock Exchange
FNGD	Bank of Montreal MicroSectors FANG+ Index -3X Inverse Leveraged ETNs due January	ExchangeTradedNote	NYSE Arca
FNGG	Direxion Shares ETF Trust Direxion Daily NYSE FANG+ Bull 2X ETF	ExchangeTradedFund	NYSE Arca
FNGO	Bank of Montreal MicroSectors FANG+ Index 2X Leveraged ETNs due January 8, 2038	ExchangeTradedNote	NYSE Arca
FNGR	FingerMotion Inc COM	CommonStock	NASDAQ Stock Market
FNGS	Bank of Montreal MicroSectors FANG+ ETN	ExchangeTradedNote	NYSE Arca
FNGU	Bank of Montreal MicroSectors FANG+ 3X Leveraged ETNs due February 17, 2045	ExchangeTradedNote	NYSE Arca
FNK	First Trust Mid Cap Value AlphaDEX Fund ETF	ExchangeTradedFund	NASDAQ Stock Market
FNKO	Funko Inc CL A COM USD.0001	CommonStock	NASDAQ Stock Market
FNLC	First Bancorp Inc/ME (The) COM USD.01	CommonStock	NASDAQ Stock Market
FNOV	FT Vest US Equity Buffer ETF - November ETF	ExchangeTradedFund	CBOE BZX Exchange
FNRN	First Northern Community Bancorp COM NPV	CommonStock	NASDAQ Stock Market
FNUC	Frontier Nuclear and Minerals Inc COM	CommonStock	NASDAQ Stock Market
FNV	Franco-Nevada Corporation Common Shares	CommonStock	New York Stock Exchange
FNWB	First Northwest Bancorp COM	CommonStock	NASDAQ Stock Market
FNWD	Finward Bancorp COM	CommonStock	NASDAQ Stock Market
FNX	First Trust Mid Cap Core AlphaDEX Fund ETF	ExchangeTradedFund	NASDAQ Stock Market
FNY	First Trust Mid Cap Growth AlphaDEX Fund ETF	ExchangeTradedFund	NASDAQ Stock Market
FOA	Finance of America Companies Inc. Class A Common Stock	CommonStock	New York Stock Exchange
FOCL	EDAP TMS SA SPON ADR	AdrCommon	NASDAQ Stock Market
FOCT	FT Vest US Equity Buffer ETF - October ETF	ExchangeTradedFund	CBOE BZX Exchange
FOF	Cohen & Steers Closed-End Opportunity Fund, Inc. Common Stock	Fund	New York Stock Exchange
FOFO	Hang Feng Technology Innovation Co Ltd ORD USD0.0001	CommonStock	NASDAQ Stock Market
FOPC	The Advisors' Inner Circle Fund II Frontier Asset Opportunistic Credit ETF	ExchangeTradedFund	NYSE Arca
FOR	Forestar Group Inc. Common Stock	CommonStock	New York Stock Exchange
FORH	Formidable ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
FORM	FormFactor Inc COM USD.001	CommonStock	NASDAQ Stock Market
FORR	Forrester Research Inc COM USD.01	CommonStock	NASDAQ Stock Market
FORTY	Formula Systems (1985) Ltd SPON ADR	AdrCommon	NASDAQ Stock Market
FOSL	Fossil Group Inc COM USD.01	CommonStock	NASDAQ Stock Market
FOTO	Tuttle Capital Pure Play Photonics ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
FOUR	Shift4 Payments, Inc. Class A Common Stock	CommonStock	New York Stock Exchange
FOURpA	Shift4 Payments, Inc. 6.00% Series A Mandatory Convertible Preferred Stock	StructuredProduct	New York Stock Exchange
FOWF	Pacer Solactive Whitney Future of Warfare ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
FOX	Fox Corp COM CL B	CommonStock	NASDAQ Stock Market
FOXA	Fox Corp COM CL A	CommonStock	NASDAQ Stock Market
FOXF	Fox Factory Holding Corp COM USD.001	CommonStock	NASDAQ Stock Market
FOXX	Foxx Development Holdings Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
FOXXW	Foxx Development Holdings Inc WT EXP 020129	Warrant	NASDAQ Stock Market
FOXY	Simplify Exchange Traded Funds Simplify Currency Strategy ETF	ExchangeTradedFund	NYSE Arca
FPA	First Trust Asia Pacific Ex-Japan AlphaDEX Fund ETF	ExchangeTradedFund	NASDAQ Stock Market
FPAG	FPA Global Equity ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
FPAS	FPA Short Duration Government ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
FPE	First Trust Exchange-Traded Fund III First Trust Preferred Securities and Income ETF	ExchangeTradedFund	NYSE Arca
FPEI	First Trust Exchange-Traded Fund III First Trust Institutional Preferred Securities and I	ExchangeTradedFund	NYSE Arca
FPF	First Trust Intermediate Duration Preferred & Income Fund Common Shares of Benef	Fund	New York Stock Exchange
FPFD	Fidelity Preferred Securities & Income ETF ETF	ExchangeTradedFund	CBOE BZX Exchange

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
FPH	Five Point Holdings, LLC Class A Common Shares	CommonStock	New York Stock Exchange
FPI	Farmland Partners Inc. Common Stock	CommonStock	New York Stock Exchange
FPRO	Fidelity Real Estate Investment ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
FPS	Forgent Power Solutions, Inc. Class A Common Stock	CommonStock	New York Stock Exchange
FPWR	First Trust Exchange-Traded Fund IV First Trust EIP Power Solutions ETF	ExchangeTradedFund	NYSE Arca
FPX	First Trust Exchange-Traded Fund First Trust US Equity Opportunities ETF	ExchangeTradedFund	NYSE Arca
FPXE	First Trust Exchange-Traded Fund II - First Trust IPOX Europe Equity Opportunities ETF	ExchangeTradedFund	NASDAQ Stock Market
FPXI	First Trust International Equity Opportunities ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
FQAL	Fidelity Covington Trust Fidelity Quality Factor ETF	ExchangeTradedFund	NYSE Arca
FR	First Industrial Realty Trust, Inc. Common Stock	CommonStock	New York Stock Exchange
FRA	BlackRock Floating Rate Income Strategies Fund, Inc. Common Stock	Fund	New York Stock Exchange
FRAF	Franklin Financial Services Corp COM NPV	CommonStock	NASDAQ Stock Market
FRBA	First Bank COM USD5	CommonStock	NASDAQ Stock Market
FRD	Friedman Industries Inc COM USD1	CommonStock	NASDAQ Stock Market
FRDM	Freedom 100 Emerging Markets ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
FREL	Fidelity Covington Trust Fidelity MSCI Real Estate Index ETF	ExchangeTradedFund	NYSE Arca
FRGN	Horizon Funds Horizon International Equity ETF	ExchangeTradedFund	NYSE Arca
FRGT	Freight Technologies Inc COM USD1.1	CommonStock	NASDAQ Stock Market
FRHC	Freedom Holding Corp COM USD.001	CommonStock	NASDAQ Stock Market
FRI	First Trust Exchange-Traded Fund First Trust S&P REIT Index Fund	ExchangeTradedFund	NYSE Arca
FRIZ	Franklin Templeton ETF Trust Franklin Dividend Growth ETF	ExchangeTradedFund	NYSE Arca
FRME	First Merchants Corp COM NPV	CommonStock	NASDAQ Stock Market
FRMEP	First Merchants Corp 7.5% DP SH	Unknown	NASDAQ Stock Market
FRMI	Fermi Inc COM USD0.001	CommonStock	NASDAQ Stock Market
FRMM	Forum Markets Inc COM	CommonStock	NASDAQ Stock Market
FRNW	Fidelity Clean Energy ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
FRO	Frontline Plc Ordinary Shares	CommonStock	New York Stock Exchange
FROG	JFrog Ltd COM.USD.01	CommonStock	NASDAQ Stock Market
FRPH	FRP Holdings Inc COM NPV	CommonStock	NASDAQ Stock Market
FRPT	Freshpet Inc COM USD0.001	CommonStock	NASDAQ Stock Market
FRSH	Freshworks Inc COM CL A USD0.00001	CommonStock	NASDAQ Stock Market
FRST	Primis Financial Corp COM USD.01	CommonStock	NASDAQ Stock Market
FRSX	Foresight Autonomous Holdings Ltd ADR	AdrCommon	NASDAQ Stock Market
FRT	Federal Realty Investment Trust Common Shares of Beneficial Interest	CommonStock	New York Stock Exchange
FRTY	The Alger ETF Trust Alger Mid Cap 40 ETF	ExchangeTradedFund	NYSE Arca
FRTpC	Federal Realty Investment Trust Depository Shares, each representing a 1/1000th inte	PreferredStock	New York Stock Exchange
FRVO	Fervo Energy Co CL A COM USD0.0001	CommonStock	NASDAQ Stock Market
FRWD	Nomura Transformational Technologies ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
FSBC	Five Star Bancorp COM	CommonStock	NASDAQ Stock Market
FSBW	FS Bancorp Inc COM USD.01	CommonStock	NASDAQ Stock Market
FSCC	Federated Hermes ETF Trust Federated Hermes MDT Small Cap Core ETF	ExchangeTradedFund	NYSE Arca
FSCO	FS Credit Opportunities Corp. Common Stock	CommonStock	New York Stock Exchange
FSCS	First Trust SMID Capital Strength ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
FSEA	First Seacoast Bancorp Inc COM USD0.01	CommonStock	NASDAQ Stock Market
FSEC	Fidelity Merrimack Street Trust Fidelity Investment Grade Securitized ETF	ExchangeTradedFund	NYSE Arca
FSEG	Fidelity Covington Trust Fidelity Enhanced Small Cap Growth ETF	ExchangeTradedFund	NYSE Arca
FSEP	FT Vest US Equity Buffer ETF - September ETF	ExchangeTradedFund	CBOE BZX Exchange
FSEV	Fidelity Covington Trust Fidelity Enhanced Small Cap Value ETF	ExchangeTradedFund	NYSE Arca
FSGS	First Trust SMID Growth Strength ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
FSHP	Flag Ship Acquisition Corp ORD USD0.001	CommonStock	NASDAQ Stock Market
FSHPR	Flag Ship Acquisition Corp. Right	Right	NASDAQ Stock Market
FSHPU	Flag Ship Acquisition Corp UNIT (1ORD 1RT 1WT)	Unit	NASDAQ Stock Market
FSI	Flexible Solutions International, Inc. Common Stock	CommonStock	NYSE American
FSIG	First Trust Exchange-Traded Fund IV First Trust Limited Duration Investment Grade Co	ExchangeTradedFund	NYSE Arca
FSK	FS KKR Capital Corp. Common Stock	CommonStock	New York Stock Exchange

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
FSLR	First Solar Inc COM USD.001	CommonStock	NASDAQ Stock Market
FSLY	Fastly Inc COM CL A	CommonStock	NASDAQ Stock Market
FSM	Fortuna Mining Corp. Common Shares	CommonStock	New York Stock Exchange
FSMB	First Trust Exchange-Traded Fund III First Trust Short Duration Managed Municipal ET	ExchangeTradedFund	NYSE Arca
FSMD	Fidelity Covington Trust Fidelity Small-Mid Multifactor ETF	ExchangeTradedFund	NYSE Arca
FSML	Franklin Templeton ETF Trust Franklin Small Cap Enhanced ETF	ExchangeTradedFund	NYSE Arca
FSOL	Fidelity Solana Fund Fidelity Solana Fund	ExchangeTradedVehicle	NYSE Arca
FSP	Franklin Street Properties Corp Common Stock	CommonStock	NYSE American
FSS	Federal Signal Corporation Common Stock	CommonStock	New York Stock Exchange
FSSL	FS Specialty Lending Fund Common Stock	CommonStock	New York Stock Exchange
FSTA	Fidelity Covington Trust Fidelity MSCI Consumer Staples Index ETF	ExchangeTradedFund	NYSE Arca
FSTR	L.B. Foster Co COM USD.01	CommonStock	NASDAQ Stock Market
FSUN	FirstSun Capital Bancorp COM	CommonStock	NASDAQ Stock Market
FSV	FirstService Corp COM	CommonStock	NASDAQ Stock Market
FSYD	Fidelity Covington Trust Fidelity Sustainable High Yield ETF	ExchangeTradedFund	NYSE Arca
FSZ	First Trust Switzerland AlphaDEX Fund ETF	ExchangeTradedFund	NASDAQ Stock Market
FT	Franklin Universal Trust Shares of Beneficial Interest	Fund	New York Stock Exchange
FTA	First Trust Large Cap Value AlphaDEX Fund ETF	ExchangeTradedFund	NASDAQ Stock Market
FTAG	First Trust Indxx Global Agriculture ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
FTAI	FTAI Aviation Ltd COM USD0.01	CommonStock	NASDAQ Stock Market
FTAIM	FTAI Aviation Ltd 9.500% CUM PFD D	PreferredStock	NASDAQ Stock Market
FTAIN	FTAI Aviation Ltd 8.25 RED PFD C	PreferredStock	NASDAQ Stock Market
FTBD	Fidelity Merrimack Street Trust Fidelity Tactical Bond ETF	ExchangeTradedFund	NYSE Arca
FTBI	First Trust Exchange-Traded Fund VI First Trust Balanced Income ETF	ExchangeTradedFund	NYSE Arca
FTC	First Trust Large Cap Growth AlphaDEX Fund ETF	ExchangeTradedFund	NASDAQ Stock Market
FTCA	Putnam ETF Trust Franklin California Municipal Income ETF	ExchangeTradedFund	NYSE Arca
FTCB	First Trust Exchange-Traded Fund IV First Trust Core Investment Grade ETF	ExchangeTradedFund	NYSE Arca
FTCE	First Trust Exchange-Traded Fund VI First Trust New Constructs Core Earnings Leaders	ExchangeTradedFund	NYSE Arca
FTCI	FTC Solar Inc COM	CommonStock	NASDAQ Stock Market
FTCS	First Trust Capital Strength ETF DB STRAT VAL INDX	ExchangeTradedFund	NASDAQ Stock Market
FTDR	Frontdoor Inc COM	CommonStock	NASDAQ Stock Market
FTDS	First Trust Dividend Strength ETF EQ ALLCTN IDX	ExchangeTradedFund	NASDAQ Stock Market
FTEC	Fidelity Covington Trust Fidelity MSCI Information Technology Index ETF	ExchangeTradedFund	NYSE Arca
FTEK	Fuel Tech Inc COM USD.01	CommonStock	NASDAQ Stock Market
FTF	Franklin Limited Duration Income Trust Common Shares of Beneficial Interest	Fund	NYSE American
FTFT	Future FinTech Group Inc COM	CommonStock	NASDAQ Stock Market
FTGC	First Trust Exchange-Traded Fund VII - First Trust Global Tactical Commodity Strategy	ExchangeTradedFund	NASDAQ Stock Market
FTGS	First Trust Growth Strength ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
FTHAU	Forefront Tech Holdings Acquisition Corp UNIT (1 CLA 1/2 WT)	Unit	NASDAQ Stock Market
FTHB	FIS Trust FIS Faith Income ETF	ExchangeTradedFund	NYSE Arca
FTHF	First Trust Exchange-Traded Fund II First Trust Emerging Markets Human Flourishing E	ExchangeTradedFund	NYSE Arca
FTHI	First Trust BuyWrite Income ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
FTHM	Fathom Holdings Inc COM	CommonStock	NASDAQ Stock Market
FTHY	First Trust High Yield Opportunities 2027 Term Fund Common Stock	Fund	New York Stock Exchange
FTI	TechnipFMC plc Ordinary Shares	CommonStock	New York Stock Exchange
FTIF	First Trust Exchange-Traded Fund First Trust Bloomberg Inflation Sensitive Equity ETF	ExchangeTradedFund	NYSE Arca
FTK	Flotek Industries, Inc. Common Stock	CommonStock	New York Stock Exchange
FTKI	First Trust Exchange-Traded Fund VI First Trust Small Cap BuyWrite Income ETF	ExchangeTradedFund	NYSE Arca
FTLF	FitLife Brands Inc COM	CommonStock	NASDAQ Stock Market
FTLS	First Trust Exchange-Traded Fund III First Trust Long/Short Equity ETF	ExchangeTradedFund	NYSE Arca
FTMA	Putnam ETF Trust Franklin Massachusetts Municipal Income ETF	ExchangeTradedFund	NYSE Arca
FTMH	Putnam ETF Trust Franklin Municipal High Yield ETF	ExchangeTradedFund	NYSE Arca
FTMN	Putnam ETF Trust Franklin Minnesota Municipal Income ETF	ExchangeTradedFund	NYSE Arca
FTMS	Putnam ETF Trust Franklin Short-Term Municipal Income ETF	ExchangeTradedFund	NYSE Arca
FTMU	Putnam ETF Trust Franklin Municipal Income ETF	ExchangeTradedFund	NYSE Arca

Pearl Equities Securities List as of 6/4/2026			
Symbol	**Security Name**	**Security Class**	**Listed Exchange**
FTNJ	Putnam ETF Trust Franklin New Jersey Municipal Income ETF	ExchangeTradedFund	NYSE Arca
FTNT	Fortinet Inc COM USD.001	CommonStock	NASDAQ Stock Market
FTNY	Putnam ETF Trust Franklin New York Municipal Income ETF	ExchangeTradedFund	NYSE Arca
FTOH	Putnam ETF Trust Franklin Ohio Municipal Income ETF	ExchangeTradedFund	NYSE Arca
FTPA	Putnam ETF Trust Franklin Pennsylvania Municipal Income ETF	ExchangeTradedFund	NYSE Arca
FTQI	First Trust Nasdaq BuyWrite Income ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
FTRA.U	FutureCorp Space Acquisition 1 Units, each consisting of one Class A ordinary share a	Unit	New York Stock Exchange
FTRB	Federated Hermes ETF Trust Federated Hermes Total Return Bond ETF	ExchangeTradedFund	NYSE Arca
FTRE	Fortrea Holdings Inc COM	CommonStock	NASDAQ Stock Market
FTRI	First Trust Indxx Global Natural Resources Income ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
FTRK	Fast Track Group ORD USD0.001	CommonStock	NASDAQ Stock Market
FTS	Fortis Inc. Common Shares	CommonStock	New York Stock Exchange
FTSD	Franklin ETF Trust Franklin Short Duration U.S. Government ETF	ExchangeTradedFund	NYSE Arca
FTSL	First Trust Senior Loan Fund ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
FTSM	First Trust Exchange Traded Fund IV - First Trust Enhanced Short Maturity ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
FTV	Fortive Corporation Common Stock	CommonStock	New York Stock Exchange
FTW	Presidio Production Company Class A Common Stock	CommonStock	New York Stock Exchange
FTW.WS	Presidio Production Company Warrants, each whole warrant exercisable for one shar	Warrant	New York Stock Exchange
FTWO	EA Series Trust Strive Natural Resources and Security ETF	ExchangeTradedFund	New York Stock Exchange
FTXG	First Trust Nasdaq Food & Beverage ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
FTXH	First Trust Nasdaq Pharmaceuticals ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
FTXL	First Trust Nasdaq Semiconductor ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
FTXN	First Trust Nasdaq Oil & Gas ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
FTXO	First Trust Nasdaq Bank ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
FTXR	First Trust Nasdaq Transportation ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
FUBO	FuboTV Inc. Class A Common Stock	CommonStock	New York Stock Exchange
FUFU	BitFuFu Inc CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
FUFUW	BitFuFu Inc WT EXP 111527	Warrant	NASDAQ Stock Market
FUL	H.B. Fuller Company Common Stock	CommonStock	New York Stock Exchange
FULC	Fulcrum Therapeutics Inc COM USD0.001	CommonStock	NASDAQ Stock Market
FULT	Fulton Financial Corp COM USD2.5	CommonStock	NASDAQ Stock Market
FULTP	Fulton Financial Corp DEP PER PFD SR A	Unknown	NASDAQ Stock Market
FUMB	First Trust Exchange-Traded Fund III First Trust Ultra Short Duration Municipal ETF	ExchangeTradedFund	NYSE Arca
FUN	Six Flags Entertainment Corporation Common Stock	CommonStock	New York Stock Exchange
FUNC	First United Corp COM NPV	CommonStock	NASDAQ Stock Market
FUND	Sprott Focus Trust Inc COM NPV	CommonStock	NASDAQ Stock Market
FURY	Fury Gold Mines Limited Common Shares	CommonStock	NYSE American
FUSB	First US Bancshares Inc COM USD.01	CommonStock	NASDAQ Stock Market
FUSE	Fusemachines Inc CL A COM USD0.0001	CommonStock	NASDAQ Stock Market
FUSEW	Fusemachines Inc WT EXP 102230	Warrant	NASDAQ Stock Market
FUSI	American Century ETF Trust American Century Multisector Floating Income ETF	ExchangeTradedFund	NYSE Arca
FUTG	Leverage Shares 2x Long FUTU Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
FUTU	Futu Holdings Limited ADS	AdrCommon	NASDAQ Stock Market
FUTY	Fidelity Covington Trust Fidelity MSCI Utilities Index ETF	ExchangeTradedFund	NYSE Arca
FV	First Trust Dorsey Wright Focus 5 ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
FVAL	Fidelity Covington Trust Fidelity Value Factor ETF	ExchangeTradedFund	NYSE Arca
FVAV	Fortress Value Acquisition Corp V CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
FVC	First Trust Dorsey Wright Dynamic Focus 5 ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
FVCB	FVCBankcorp Inc COM	CommonStock	NASDAQ Stock Market
FVD	First Trust Exchange-Traded Fund First Trust Value Line Dividend Index Fund	ExchangeTradedFund	NYSE Arca
FVN	Future Vision II Acquisition Corp ORD USD$0.0001	CommonStock	NASDAQ Stock Market
FVNNR	Future Vision II Acquisition Corporation Right	Right	NASDAQ Stock Market
FVNNU	Future Vision II Acquisition Corp UNIT (1ORD 1RT)	Unit	NASDAQ Stock Market
FVR	FrontView REIT, Inc. Common Stock	CommonStock	New York Stock Exchange
FVRR	Fiverr International Ltd. Ordinary shares, no par value	CommonStock	New York Stock Exchange

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
FWD	AB Active ETFs, Inc. AB Disruptors ETF	ExchangeTradedFund	NYSE Arca
FWDI	Forward Industries Inc COM USD.01	CommonStock	NASDAQ Stock Market
FWONA	Formula One Group - The Liberty Media Group MEDIA COM SER A	CommonStock	NASDAQ Stock Market
FWONK	Formula One Group - The Liberty Media Group MEDIA COM SER C	CommonStock	NASDAQ Stock Market
FWRD	Forward Air Corp COM USD.01	CommonStock	NASDAQ Stock Market
FWRG	First Watch Restaurant Group Inc COM USD0.01	CommonStock	NASDAQ Stock Market
FXA	Invesco CurrencyShares Australian Dollar Trust Invesco CurrencyShares Australian Do	ExchangeTradedVehicle	NYSE Arca
FXACU	FortuneX Acquisition Corp UNIT (1ORD 1/2WT)	Unit	NASDAQ Stock Market
FXB	Invesco CurrencyShares British Pound Sterling Trust Invesco CurrencyShares British Po	ExchangeTradedVehicle	NYSE Arca
FXC	Invesco CurrencyShares Canadian Dollar Trust Invesco CurrencyShares Canadian Dolla	ExchangeTradedVehicle	NYSE Arca
FXD	First Trust Exchange-Traded AlphaDEX Fund First Trust Consumer Discretionary Alpha	ExchangeTradedFund	NYSE Arca
FXE	Invesco CurrencyShares Euro Currency Trust Invesco CurrencyShares Euro Trust	ExchangeTradedVehicle	NYSE Arca
FXED	Tidal Trust I Sound Enhanced Fixed Income ETF	ExchangeTradedFund	New York Stock Exchange
FXF	Invesco CurrencyShares Swiss Franc Trust Invesco CurrencyShares Swiss Franc Trust	ExchangeTradedVehicle	NYSE Arca
FXG	First Trust Exchange-Traded AlphaDEX Fund First Trust Consumer Staples AlphaDEX F	ExchangeTradedFund	NYSE Arca
FXH	First Trust Exchange-Traded AlphaDEX Fund First Trust Health Care AlphaDEX Fund	ExchangeTradedFund	NYSE Arca
FXI	iShares Trust iShares China Large-Cap ETF	ExchangeTradedFund	NYSE Arca
FXL	First Trust Exchange-Traded AlphaDEX Fund First Trust Technology AlphaDEX Fund	ExchangeTradedFund	NYSE Arca
FXN	First Trust Exchange-Traded AlphaDEX Fund First Trust Energy AlphaDEX Fund	ExchangeTradedFund	NYSE Arca
FXNC	First National Corp/VA COM USD5.	CommonStock	NASDAQ Stock Market
FXO	First Trust Exchange-Traded AlphaDEX Fund First Trust Financials AlphaDEX Fund	ExchangeTradedFund	NYSE Arca
FXP	ProShares Trust ProShares UltraShort FTSE China 50	ExchangeTradedFund	NYSE Arca
FXR	First Trust Exchange-Traded AlphaDEX Fund First Trust Industrials/Producer Durables	ExchangeTradedFund	NYSE Arca
FXU	First Trust Exchange-Traded AlphaDEX Fund First Trust Utilities AlphaDEX Fund	ExchangeTradedFund	NYSE Arca
FXY	Invesco CurrencyShares Japanese Yen Trust Invesco CurrencyShares Japanese Yen Tru	ExchangeTradedVehicle	NYSE Arca
FXZ	First Trust Exchange-Traded AlphaDEX Fund First Trust Materials AlphaDEX Fund	ExchangeTradedFund	NYSE Arca
FYC	First Trust Small Cap Growth AlphaDEX Fund ETF	ExchangeTradedFund	NASDAQ Stock Market
FYEE	Fidelity Yield Enhanced Equity ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
FYLD	Cambria Foreign Shareholder Yield ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
FYT	First Trust Small Cap Value AlphaDEX Fund ETF	ExchangeTradedFund	NASDAQ Stock Market
FYX	First Trust Small Cap Core AlphaDEX Fund ETF	ExchangeTradedFund	NASDAQ Stock Market
FpB	Ford Motor Company 6.20% Notes due June 1, 2059	StructuredProduct	New York Stock Exchange
FpC	Ford Motor Company 6.000% Notes due December 1, 2059	StructuredProduct	New York Stock Exchange
FpD	Ford Motor Company 6.500% Notes due August 15, 2062	StructuredProduct	New York Stock Exchange
G	Genpact Limited Common Share	CommonStock	New York Stock Exchange
GAA	Cambria Global Asset Allocation ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
GAB	The Gabelli Equity Trust Inc. Common Stock	Fund	New York Stock Exchange
GABC	German American Bancorp Inc COM USD10	CommonStock	NASDAQ Stock Market
GABF	Gabelli ETFs Trust Gabelli Financial Services Opportunities ETF	ExchangeTradedFund	NYSE Arca
GABpG	The Gabelli Equity Trust Inc. Series G Cumulative Preferred Stock	PreferredStock	New York Stock Exchange
GABpH	The Gabelli Equity Trust Inc. 5.00% Series H Cumulative Preferred Stock	PreferredStock	New York Stock Exchange
GABpK	The Gabelli Equity Trust Inc. 5.00% Series K Cumulative Preferred Stock	PreferredStock	New York Stock Exchange
GAEM	Simplify Exchange Traded Funds Simplify Gamma Emerging Market Bond ETF	ExchangeTradedFund	NYSE Arca
GAIA	Gaia Inc CL A COM USD.0001	CommonStock	NASDAQ Stock Market
GAID	Guinness Atkinson Funds Guinness Atkinson International Dividend Builder ETF	ExchangeTradedFund	NYSE Arca
GAIN	Gladstone Investment Corporation COM USD.001	CommonStock	NASDAQ Stock Market
GAING	Gladstone Investment Corp 7.125 Notes due 2031 STRUCT PROD	Unknown	NASDAQ Stock Market
GAINI	Gladstone Investment Corp 7.875 Notes due 2030 STRUCT PRODUCT	Unknown	NASDAQ Stock Market
GAINZ	Gladstone Investment Corp 4.875 Notes due 2028 STRUCT PROD	Unknown	NASDAQ Stock Market
GAL	SSGA Active Trust State Street Global Allocation ETF	ExchangeTradedFund	NYSE Arca
GALT	Galectin Therapeutics Inc COM USD.001	CommonStock	NASDAQ Stock Market
GAM	General American Investors Company, Inc. Common Stock	Fund	New York Stock Exchange
GAMB	GAMBLING DOT COM GROUP LTD ORD SHS	CommonStock	NASDAQ Stock Market
GAME	GameSquare Holdings Inc COM	CommonStock	NASDAQ Stock Market
GAMR	Amplify ETF Trust Amplify Video Game Leaders ETF	ExchangeTradedFund	NYSE Arca

Pearl Equities Securities List as of 6/4/2026			
Symbol	**Security Name**	**Security Class**	**Listed Exchange**
GAMpB	General American Investors Company, Inc. 5.95% Cumulative Preferred Stock, Series	PreferredStock	New York Stock Exchange
GANX	Gain Therapeutics Inc COM	CommonStock	NASDAQ Stock Market
GAP	The Gap, Inc. Common Stock	CommonStock	New York Stock Exchange
GAPR	FT Vest US Equity Moderate Buffer ETF - April ETF	ExchangeTradedFund	CBOE BZX Exchange
GARA	Guinness Atkinson Funds Guinness Atkinson Real Assets Income ETF	ExchangeTradedFund	NYSE Arca
GARP	iShares MSCI USA Quality GARP ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
GARY	Mango Growth ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
GASS	StealthGas Inc COM USD.01	CommonStock	NASDAQ Stock Market
GASZ	Corgi Natural Gas Power & Turbines ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
GATX	GATX Corporation Common Stock	CommonStock	New York Stock Exchange
GAU	Galiano Gold Inc. Common Stock	CommonStock	NYSE American
GAUD	Guinness Atkinson Funds Guinness Atkinson US Dividend Builder ETF	ExchangeTradedFund	NYSE Arca
GAUG	FT Vest U.S. Equity Moderate Buffer ETF - August ETF	ExchangeTradedFund	CBOE BZX Exchange
GAUZ	Gauzy Ltd ORD NPV	CommonStock	NASDAQ Stock Market
GAVA	Grayscale Avalanche Staking ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
GBAB	Guggenheim Taxable Municipal Bond & Investment Grade Debt Trust Common Share	Fund	New York Stock Exchange
GBCI	Glacier Bancorp, Inc. Common Stock	CommonStock	New York Stock Exchange
GBDC	Golub Capital BDC Inc COM USD0.001	CommonStock	NASDAQ Stock Market
GBF	iShares Trust iShares Government/Credit Bond ETF	ExchangeTradedFund	NYSE Arca
GBFH	GBank Financial Holdings Inc COM	CommonStock	NASDAQ Stock Market
GBHI	Gabelli ETFs Trust Gabelli High Income ETF	ExchangeTradedFund	NYSE Arca
GBIL	Goldman Sachs ETF Trust Goldman Sachs Access Treasury 0-1 Year ETF	ExchangeTradedFund	NYSE Arca
GBLI	Global Indemnity Group LLC COM CL A .0001	CommonStock	NASDAQ Stock Market
GBND	Goldman Sachs ETF Trust Goldman Sachs Core Bond ETF	ExchangeTradedFund	NYSE Arca
GBR	New Concept Energy Inc. Common Stock	CommonStock	NYSE American
GBTC	Grayscale Bitcoin Trust ETF Grayscale Bitcoin Trust ETF Shares	ExchangeTradedVehicle	NYSE Arca
GBTG	Global Business Travel Group, Inc. Class A Common Stock	CommonStock	New York Stock Exchange
GBUG	Sprott Active Gold & Silver Miners ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
GBX	The Greenbrier Companies, Inc. Common Stock	CommonStock	New York Stock Exchange
GCAD	Gabelli ETFs Trust Gabelli Commercial Aerospace and Defense ETF	ExchangeTradedFund	NYSE Arca
GCAL	Goldman Sachs ETF Trust Goldman Sachs Dynamic California Municipal Income ETF	ExchangeTradedFund	NYSE Arca
GCBC	Greene County Bancorp Inc COM USD.1	CommonStock	NASDAQ Stock Market
GCC	WisdomTree Trust WisdomTree Enhanced Commodity Strategy Fund	ExchangeTradedFund	NYSE Arca
GCDT	Green Circle Decarbonize Technology Limited Ordinary Shares	CommonStock	NYSE American
GCGRU	General Catalyst Global Resilience Merger Corp UNIT (1CLA 1/4WT)	Unit	NASDAQ Stock Market
GCL	GCL Global Holdings Ltd ORD USD0.0001	CommonStock	NASDAQ Stock Market
GCLWW	GCL Global Holdings Ltd WT EXP 021330	Warrant	NASDAQ Stock Market
GCMG	GCM Grosvenor Inc COM CL A	CommonStock	NASDAQ Stock Market
GCO	GENESCO Inc. Common Stock	CommonStock	New York Stock Exchange
GCOR	Goldman Sachs ETF Trust Goldman Sachs Access U.S. Aggregate Bond ETF	ExchangeTradedFund	NYSE Arca
GCOW	Pacer Global Cash Cows Dividend ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
GCT	GigaCloud Technology Inc CL A ORD NPV	CommonStock	NASDAQ Stock Market
GCTK	GlucoTrack Inc COM	CommonStock	NASDAQ Stock Market
GCTS	GCT Semiconductor Holding, Inc. Common Stock	CommonStock	New York Stock Exchange
GCTS.WS	GCT Semiconductor Holding, Inc. Warrants, each whole warrant exercisable for one s	Warrant	New York Stock Exchange
GCV	The Gabelli Convertible and Income Securities Fund, Inc. Common Stock	Fund	New York Stock Exchange
GD	General Dynamics Corporation Common Stock	CommonStock	New York Stock Exchange
GDC	GD Culture Group Ltd COM USD 0.0001	CommonStock	NASDAQ Stock Market
GDDY	GoDaddy Inc. Class A Common Stock	CommonStock	New York Stock Exchange
GDE	WisdomTree Efficient Gold Plus Equity Strategy Fund ETF	ExchangeTradedFund	CBOE BZX Exchange
GDEC	FT Vest US Equity Moderate Buffer ETF - December ETF	ExchangeTradedFund	CBOE BZX Exchange
GDEV	GDEV Inc ORD	CommonStock	NASDAQ Stock Market
GDEVW	GDEV Inc WT EXP 082626	Warrant	NASDAQ Stock Market
GDHG	Golden Heaven Group Holdings Ltd CL A ORD USD1.875	CommonStock	NASDAQ Stock Market
GDIV	Harbor ETF Trust Harbor Dividend Growth Leaders ETF	ExchangeTradedFund	New York Stock Exchange

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
GDL	GDL Fund, The Common Shares of Beneficial Interest	Fund	New York Stock Exchange
GDLC	Grayscale CoinDesk Crypto 5 ETF Grayscale CoinDesk Crypto 5 ETF	ExchangeTradedVehicle	NYSE Arca
GDMA	EA Series Trust - Gadsden Dynamic Multi-Asset ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
GDMN	WisdomTree Efficient Gold Plus Gold Miners Strategy Fund ETF	ExchangeTradedFund	CBOE BZX Exchange
GDO	Western Asset Global Corporate Opportunity Fund Inc. Common Stock	Fund	New York Stock Exchange
GDOC	Goldman Sachs ETF Trust Goldman Sachs Future Health Care Equity ETF	ExchangeTradedFund	NYSE Arca
GDOG	Grayscale Dogecoin Trust ETF Grayscale Dogecoin Trust ETF	ExchangeTradedVehicle	NYSE Arca
GDOT	Green Dot Corporation Class A Common Stock	CommonStock	New York Stock Exchange
GDRX	GoodRx Holdings Inc COM CL A	CommonStock	NASDAQ Stock Market
GDS	GDS Holdings Limited ADR	AdrCommon	NASDAQ Stock Market
GDT	WisdomTree Efficient TIPS Plus Gold Fund ETF	ExchangeTradedFund	CBOE BZX Exchange
GDTC	CytoMed Therapeutics Limited ORD	CommonStock	NASDAQ Stock Market
GDV	The Gabelli Dividend & Income Trust Common Shares of Beneficial Interest	Fund	New York Stock Exchange
GDVpH	The Gabelli Dividend & Income Trust 5.375% Series H Cumulative Preferred Shares	PreferredStock	New York Stock Exchange
GDVpK	The Gabelli Dividend & Income Trust 4.250% Series K Cumulative Preferred Shares	PreferredStock	New York Stock Exchange
GDX	VanEck ETF Trust VanEck Gold Miners ETF	ExchangeTradedFund	NYSE Arca
GDXD	Bank of Montreal MicroSectors Gold Miners -3X Inverse Leveraged ETNs due June 29,	ExchangeTradedNote	NYSE Arca
GDXJ	VanEck ETF Trust VanEck Junior Gold Miners ETF	ExchangeTradedFund	NYSE Arca
GDXU	Bank of Montreal MicroSectors Gold Miners 3X Leveraged ETNs due June 29, 2040	ExchangeTradedNote	NYSE Arca
GDXW	Roundhill Gold Miners WeeklyPay ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
GDXY	Tidal Trust II YieldMax Gold Miners Option Income Strategy ETF	ExchangeTradedFund	NYSE Arca
GDYN	Grid Dynamics Holdings Inc COM	CommonStock	NASDAQ Stock Market
GE	GE Aerospace Common Stock	CommonStock	New York Stock Exchange
GECC	Great Elm Capital Corp COM	CommonStock	NASDAQ Stock Market
GECCG	Great Elm Capital Corp 7.75 Notes Due 2030 ETN	Unknown	NASDAQ Stock Market
GECCH	Great Elm Capital Corp 8.125 Notes Due 2029 STRUCT PRODUCT	Unknown	NASDAQ Stock Market
GECCI	Great Elm Capital Corp 8.50 notes due 2029 ETN	Unknown	NASDAQ Stock Market
GEF	Greif, Inc. Class A common stock	CommonStock	New York Stock Exchange
GEF.B	Greif, Inc. Class B Common Stock	CommonStock	New York Stock Exchange
GEG	Great Elm Group Inc COM USD0.001	CommonStock	NASDAQ Stock Market
GEGGL	Great Elm Group, Inc. 7.25% Notes due 2027	Unknown	NASDAQ Stock Market
GEHC	GE HealthCare Technologies Inc COM USD0.01	CommonStock	NASDAQ Stock Market
GEL	Genesis Energy, L.P. Common Units representing limited partner interests	CommonStock	New York Stock Exchange
GELS	Gelteq Ltd ORD NPV	CommonStock	NASDAQ Stock Market
GEM	Goldman Sachs ETF Trust Goldman Sachs ActiveBeta Emerging Markets Equity ETF	ExchangeTradedFund	NYSE Arca
GEMD	Goldman Sachs Access Emerging Markets USD Bond ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
GEME	Pacific North of South EM Equity Active ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
GEMG	Leverage Shares 2X Long GEMI Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
GEMI	Gemini Space Station Inc CL A COM USD0.001	CommonStock	NASDAQ Stock Market
GEN	Gen Digital Inc COM NPV	CommonStock	NASDAQ Stock Market
GENB	Generate Biomedicines Inc COM USD0.001	CommonStock	NASDAQ Stock Market
GENC	Gencor Industries, Inc. Common Stock	CommonStock	NYSE American
GEND	Spinnaker ETF Series Genter Capital Dividend Income ETF	ExchangeTradedFund	NYSE Arca
GENI	Genius Sports Limited Ordinary Shares	CommonStock	New York Stock Exchange
GENK	GEN Restaurant Group Inc CL A COM USD0.001	CommonStock	NASDAQ Stock Market
GENM	Spinnaker ETF Series Genter Capital Municipal Quality Intermediate ETF	ExchangeTradedFund	NYSE Arca
GENT	Spinnaker ETF Series Genter Capital Taxable Quality Intermediate ETF	ExchangeTradedFund	NYSE Arca
GENVR	Gen Digital Inc. Contingent Value Rights	Right	NASDAQ Stock Market
GENW	Spinnaker ETF Series Genter Capital International Dividend ETF	ExchangeTradedFund	NYSE Arca
GENZ	VanEck Digital Native Economy ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
GEO	The GEO Group, Inc. Common Stock, par value $0.01 per share	CommonStock	New York Stock Exchange
GEOA	WisdomTree Trust WisdomTree GeoAlpha Opportunities Fund	ExchangeTradedFund	NYSE Arca
GEOS	Geospace Technologies Corp COM USD.01	CommonStock	NASDAQ Stock Market
GERN	Geron Corp COM USD.001	CommonStock	NASDAQ Stock Market
GETY	Getty Images Holdings, Inc. Common Stock	CommonStock	New York Stock Exchange

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
GEV	GE Vernova Inc. Common Stock	CommonStock	New York Stock Exchange
GEVG	Leverage Shares 2X Long GEV Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
GEVO	Gevo Inc COM USD.01	CommonStock	NASDAQ Stock Market
GEVX	Tradr 2X Long GEV Daily ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
GEW	Cambria Global EW ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
GF	The New Germany Fund, Inc. Common Stock	Fund	New York Stock Exchange
GFAI	Guardforce AI Co Ltd ORD	CommonStock	NASDAQ Stock Market
GFAIW	Guardforce AI Co Ltd WT EXP 090126	Warrant	NASDAQ Stock Market
GFEB	FT Vest U.S. Equity Moderate Buffer ETF - February ETF	ExchangeTradedFund	CBOE BZX Exchange
GFF	Griffon Corporation Common Stock	CommonStock	New York Stock Exchange
GFGF	Guru Favorite Stocks ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
GFI	Gold Fields Limited American Depositary Shares (Each representing one ordinary shar	AdrCommon	New York Stock Exchange
GFL	GFL Environmental Inc. Subordinate Voting Shares	CommonStock	New York Stock Exchange
GFLW	VictoryShares Free Cash Flow Growth ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
GFR	Greenfire Resources Ltd. Common Shares	CommonStock	New York Stock Exchange
GFS	GLOBALFOUNDRIES Inc ORD SHS	CommonStock	NASDAQ Stock Market
GGAL	Grupo Financiero Galicia Sa, Buenos Aires SP ADR 10 SH B	AdrCommon	NASDAQ Stock Market
GGB	Gerdau S.A. American Depositary Shares (Each Representing One Preferred Share, wi	AdrCommon	New York Stock Exchange
GGG	Graco Inc. Common Stock	CommonStock	New York Stock Exchange
GGLL	Direxion Daily GOOGL Bull 2X ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
GGLS	Direxion Daily GOOGL Bear 1X ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
GGM	Northern Lights Fund Trust II GGM Macro Alignment ETF	ExchangeTradedFund	NYSE Arca
GGME	Invesco Exchange-Traded Fund Trust Invesco Next Gen Media and Gaming ETF	ExchangeTradedFund	NYSE Arca
GGN	GAMCO Global Gold, Natural Resources & Income Trust Common Shares of Beneficia	Fund	NYSE American
GGNpB	GAMCO Global Gold, Natural Resources & Income Trust 5.00% Series B Cumulative Pr	PreferredStock	NYSE American
GGOV	BlackRock ETF Trust II iShares Global Government Bond USD Hedged Active ETF	ExchangeTradedFund	NYSE Arca
GGR	Gogoro Inc ORD SHS	CommonStock	NASDAQ Stock Market
GGROW	Gogoro Inc WT EX 040427	Warrant	NASDAQ Stock Market
GGRP	Glimpse Group Inc(The) COM USD.001	CommonStock	NASDAQ Stock Market
GGRW	Gabelli ETFs Trust Gabelli Growth Innovators ETF	ExchangeTradedFund	NYSE Arca
GGT	The Gabelli Multimedia Trust Inc. Common Stock	Fund	New York Stock Exchange
GGTL	Gabelli ETFs Trust Gabelli Global Technology Leaders ETF	ExchangeTradedFund	NYSE Arca
GGTpE	The Gabelli Multimedia Trust Inc. 5.125% Series E Cumulative Preferred Stock	PreferredStock	New York Stock Exchange
GGTpG	The Gabelli Multimedia Trust Inc. 5.125% Series G Cumulative Preferred Shares	PreferredStock	New York Stock Exchange
GGUS	Goldman Sachs ETF Trust Goldman Sachs MarketBeta Russell 1000 Growth Equity ETF	ExchangeTradedFund	NYSE Arca
GGZ	The Gabelli Global Small and Mid Cap Value Trust Common Shares of Beneficial Inter	Fund	New York Stock Exchange
GH	Guardant Health Inc COM	CommonStock	NASDAQ Stock Market
GHC	Graham Holdings Company Class B Common Stock	CommonStock	New York Stock Exchange
GHG	GreenTree Hospitality Group Ltd. American depositary shares, each representing one	AdrCommon	New York Stock Exchange
GHI	Greystone Housing Impact Investors LP Beneficial Unit Certificates representing assig	Unit	New York Stock Exchange
GHM	Graham Corporation Common stock, par value $.10 per share	CommonStock	New York Stock Exchange
GHRS	GH Research PLC COM USD	CommonStock	NASDAQ Stock Market
GHTA	Goose Hollow Tactical Allocation ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
GHY	PGIM Global High Yield Fund, Inc. Common Stock	Fund	New York Stock Exchange
GHYB	Goldman Sachs ETF Trust Goldman Sachs Access High Yield Corporate Bond ETF	ExchangeTradedFund	NYSE Arca
GHYG	iShares US & Intl High Yield Corp Bond ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
GIAX	Tidal Trust II Nicholas Global Equity and Income ETF	ExchangeTradedFund	NYSE Arca
GIB	CGI Inc. Class A Subordinated Shares	CommonStock	New York Stock Exchange
GIBO	GIBO Holdings Ltd CL A ORD USD0.0002	CommonStock	NASDAQ Stock Market
GIBOW	GIBO Holdings Ltd WT EXP 040730	Warrant	NASDAQ Stock Market
GIC	Global Industrial Company Common Stock	CommonStock	New York Stock Exchange
GIEQ	Goldman Sachs Data Enhanced International Equity ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
GIF	REX Growth & Income Universe ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
GIFT	Giftify Inc COM	CommonStock	NASDAQ Stock Market
GIGB	Goldman Sachs ETF Trust Goldman Sachs Access Investment Grade Corporate Bond E	ExchangeTradedFund	NYSE Arca

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
GIGL	Goldman Sachs ETF Trust Goldman Sachs Corporate Bond ETF	ExchangeTradedFund	NYSE Arca
GIGM	GigaMedia Ltd ORD NT10	CommonStock	NASDAQ Stock Market
GII	SPDR Index Shares Funds State Street SPDR S&P Global Infrastructure ETF	ExchangeTradedFund	NYSE Arca
GIII	G III Apparel Group Ltd COM USD.01	CommonStock	NASDAQ Stock Market
GIL	Gildan Activewear Inc. Common Shares	CommonStock	New York Stock Exchange
GILD	Gilead Sciences Inc COM USD.001	CommonStock	NASDAQ Stock Market
GILT	Gilat Satellite Networks Ltd ORD NIS.01	CommonStock	NASDAQ Stock Market
GIND	Goldman Sachs India Equity ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
GINN	Goldman Sachs ETF Trust Goldman Sachs Innovate Equity ETF	ExchangeTradedFund	NYSE Arca
GINX	SGI Enhanced Global Income ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
GIPR	Generation Income Properties Inc COM	CommonStock	NASDAQ Stock Market
GIPRW	Generation Income Properties Inc WRTTS	Warrant	NASDAQ Stock Market
GIS	General Mills, Inc. Common Stock	CommonStock	New York Stock Exchange
GITS	Global Interactive Technologies Inc COM USD0.001	CommonStock	NASDAQ Stock Market
GIW	GigCapital8 Corp CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
GIWWR	GigCapital8 Corp. Rights	Right	NASDAQ Stock Market
GIWWU	GigCapital8 Corp UNITS (1 ORD/1 RT)	Unit	NASDAQ Stock Market
GIX	GigCapital9 Corp CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
GIXXR	GigCapital9 Corp. Rights	Right	NASDAQ Stock Market
GIXXU	GigCapital9 Corp UNIT (1CLA 1 RT)	Unit	NASDAQ Stock Market
GJAN	FT Vest US Equity Moderate Buffer ETF - January ETF	ExchangeTradedFund	CBOE BZX Exchange
GJH	Synthetic Fixed-Income Securities, Inc. 6.375% Structured Repackaged Asset-Backed T	StructuredProduct	New York Stock Exchange
GJO	Synthetic Fixed-Income Securities, Inc. 4.65% Floating Rate STRATS Certificates, Series	StructuredProduct	New York Stock Exchange
GJP	Synthetic Fixed-Income Securities, Inc. Floating Rate Structured Repackaged Asset-Ba	StructuredProduct	New York Stock Exchange
GJR	Synthetic Fixed-Income Securities, Inc. Floating Rate Structured Repackaged Asset-Ba	StructuredProduct	New York Stock Exchange
GJS	Synthetic Fixed-Income Securities, Inc. Floating Rate Structured Repackaged Asset-Ba	StructuredProduct	New York Stock Exchange
GJT	Synthetic Fixed-Income Securities, Inc. Floating Rate Structured Repackaged Asset-Ba	StructuredProduct	New York Stock Exchange
GJUL	FT Vest US Equity Moderate Buffer ETF - July ETF	ExchangeTradedFund	CBOE BZX Exchange
GJUN	FT Vest U.S. Equity Moderate Buffer ETF - June ETF	ExchangeTradedFund	CBOE BZX Exchange
GK	AdvisorShares Trust AdvisorShares Gerber Kawasaki ETF	ExchangeTradedFund	NYSE Arca
GKAT	Scharf Global Opportunity ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
GKOS	Glaukos Corporation Common Stock	CommonStock	New York Stock Exchange
GL	Globe Life Inc. Common Stock	CommonStock	New York Stock Exchange
GLAD	Gladstone Capital Corp COM USD.001	CommonStock	NASDAQ Stock Market
GLAM	Corgi Beauty Skincare & Aesthetics ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
GLBE	Global-E Online Ltd ORD SHS	CommonStock	NASDAQ Stock Market
GLBL	Pacer MSCI World Industry Advantage ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
GLBS	Globus Maritime Ltd COM USD0.004	CommonStock	NASDAQ Stock Market
GLCR	GlacierShares Nasdaq Iceland ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
GLD	SPDR Gold Trust SPDR Gold Shares	ExchangeTradedVehicle	NYSE Arca
GLDB	IDX Alternative FIAT ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
GLDG	GoldMining Inc. Common Shares	CommonStock	NYSE American
GLDI	UBS AG ETRACS Gold Shares Covered Call ETNs due February 2 2033 STRUCT PRODUC	ExchangeTradedFund	NASDAQ Stock Market
GLDM	World Gold Trust SPDR Gold MiniShares	ExchangeTradedVehicle	NYSE Arca
GLDN	Tidal Trust II Nicholas Gold Income ETF	ExchangeTradedFund	NYSE Arca
GLDW	Roundhill Gold WeeklyPay ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
GLDY	Defiance Gold Enhanced Options Income ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
GLE	Global Engine Group Holding Ltd CL A ORD US0.0000625	CommonStock	NASDAQ Stock Market
GLED	GalaxyEdge Acquisition Corporation Ordinary Shares	CommonStock	New York Stock Exchange
GLED.U	GalaxyEdge Acquisition Corporation Units, each consisting of one ordinary share and	Unit	New York Stock Exchange
GLEDr	GalaxyEdge Acquisition Corporation Rights to receive one-fourth (1/4) of one ordinar	Right	New York Stock Exchange
GLGG	Leverage Shares 2X Long GLXY Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
GLIBA	Liberty Capital Corp SR A COM USD0.01	CommonStock	NASDAQ Stock Market
GLIBK	Liberty Capital Corp SR C COM USD0.01	CommonStock	NASDAQ Stock Market
GLIN	VanEck ETF Trust VanEck India Growth Leaders ETF	ExchangeTradedFund	NYSE Arca

Pearl Equities Securities List as of 6/4/2026			
Symbol	**Security Name**	**Security Class**	**Listed Exchange**
GLIX	Lazard Active ETF Trust Lazard Listed Infrastructure ETF	ExchangeTradedFund	NYSE Arca
GLL	ProShares Trust II ProShares UltraShort Gold	ExchangeTradedVehicle	NYSE Arca
GLMD	Galmed Pharmaceuticals Ltd ORD NIS.15	CommonStock	NASDAQ Stock Market
GLND	Greenland Energy Co COM USD0.0001	CommonStock	NASDAQ Stock Market
GLNDW	Greenland Energy Co WT EXP 042131	Warrant	NASDAQ Stock Market
GLNG	Golar LNG Ltd COM USD1.	CommonStock	NASDAQ Stock Market
GLNK	Grayscale Chainlink Trust ETF Grayscale Chainlink Trust ETF	ExchangeTradedVehicle	NYSE Arca
GLO	Clough Global Opportunities Fund Common Shares of Beneficial Interest	Fund	NYSE American
GLOB	Globant S.A. Common Shares	CommonStock	New York Stock Exchange
GLOF	iShares Trust iShares Global Equity Factor ETF	ExchangeTradedFund	NYSE Arca
GLOO	Gloo Holdings Inc CL A COM USD0.001	CommonStock	NASDAQ Stock Market
GLOPpA	GasLog Partners LP 8.625% Series A Cumulative Redeemable Perpetual Fixed to Float	PreferredStock	New York Stock Exchange
GLOPpB	GasLog Partners LP 8.200% Series B Cumulative Redeemable Perpetual Fixed to Floati	PreferredStock	New York Stock Exchange
GLOPpC	GasLog Partners LP 8.500% Series C Cumulative Redeemable Perpetual Fixed to Floati	PreferredStock	New York Stock Exchange
GLOW	VictoryShares WestEnd Global Equity ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
GLP	Global Partners LP Common Units Representing Limited Partner Interests	CommonStock	New York Stock Exchange
GLPI	Gaming and Leisure Properties Inc COM USD0.01	CommonStock	NASDAQ Stock Market
GLPpB	Global Partners LP 9.50% Series B Fixed Rate Cumulative Redeemable Perpetual Prefe	PreferredStock	New York Stock Exchange
GLQ	Clough Global Equity Fund Common Shares of Beneficial Interest	Fund	NYSE American
GLRE	Greenlight Capital Re Ltd CL A ORD USD.1	CommonStock	NASDAQ Stock Market
GLRY	Northern Lights Fund Trust IV Inspire Growth ETF	ExchangeTradedFund	NYSE Arca
GLSI	Greenwich Lifesciences Inc COM	CommonStock	NASDAQ Stock Market
GLTR	abrdn Precious Metals Basket ETF Trust abrdn Physical Precious Metals Basket Shares	ExchangeTradedVehicle	NYSE Arca
GLU	The Gabelli Global Utility & Income Trust Common Shares of Beneficial Interest	Fund	NYSE American
GLUE	Monte Rosa Therapeutics Inc COM	CommonStock	NASDAQ Stock Market
GLUpA	The Gabelli Global Utility & Income Trust Series A Cumulative Puttable and Callable P	PreferredStock	NYSE American
GLUpB	The Gabelli Global Utility & Income Trust Series B Cumulative Puttable and Callable	PreferredStock	NYSE American
GLV	Clough Global Dividend and Income Fund Common Shares of beneficial interest	Fund	NYSE American
GLW	Corning Incorporated Common Stock	CommonStock	New York Stock Exchange
GLWG	Leverage Shares 2X Long GLW Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
GLXG	Galaxy Payroll Group Ltd CL A ORD USD0.00625	CommonStock	NASDAQ Stock Market
GLXU	T-REX 2X Long GLXY Daily Target ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
GLXY	Galaxy Digital Inc CL A COM USD0.001	CommonStock	NASDAQ Stock Market
GLpD	Globe Life Inc. 4.25% Junior Subordinated Debentures due 2061	StructuredProduct	New York Stock Exchange
GM	General Motors Company Common Stock	CommonStock	New York Stock Exchange
GMAB	Genmab A/S SPONSORED ADR	AdrCommon	NASDAQ Stock Market
GMAR	FT Vest U.S. Equity Moderate Buffer ETF - March ETF	ExchangeTradedFund	CBOE BZX Exchange
GMAY	FT Vest US Equity Moderate Buffer ETF - May ETF	ExchangeTradedFund	CBOE BZX Exchange
GME	GameStop Corp. Class A Common Stock	CommonStock	New York Stock Exchange
GME.WS	GameStop Corp. Warrants to Purchase Common Stock	Warrant	New York Stock Exchange
GMED	Globus Medical, Inc. Class A Common Stock	CommonStock	New York Stock Exchange
GMEU	T-REX 2X Long GME Daily Target ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
GMEX	GMEX Robotics Corp CL A ORD USD0.0896	CommonStock	NASDAQ Stock Market
GMEY	Tidal Trust II YieldMax GME Option Income Strategy ETF	ExchangeTradedFund	NYSE Arca
GMF	SPDR Index Shares Funds State Street SPDR S&P Emerging Asia Pacific ETF	ExchangeTradedFund	NYSE Arca
GMHS	Gamehaus Holdings Inc CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
GMM	Global Mofy AI Ltd CL A ORD USD0.00003	CommonStock	NASDAQ Stock Market
GMMA	Tidal Trust III GammaRoad Market Navigation ETF	ExchangeTradedFund	NYSE Arca
GMMF	BlackRock ETF Trust iShares Government Money Market ETF	ExchangeTradedFund	New York Stock Exchange
GMNY	Goldman Sachs ETF Trust Goldman Sachs Dynamic New York Municipal Income ETF	ExchangeTradedFund	NYSE Arca
GMOC	GMO ETF Trust GMO Ultra-Short Income ETF	ExchangeTradedFund	NYSE Arca
GMOD	GMO ETF Trust GMO Dynamic Allocation ETF	ExchangeTradedFund	NYSE Arca
GMOI	GMO ETF Trust GMO International Value ETF	ExchangeTradedFund	NYSE Arca
GMOM	Cambria Global Momentum ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
GMOV	GMO ETF Trust GMO US Value ETF	ExchangeTradedFund	NYSE Arca

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
GMRS	GMR Solutions Inc. Class A Common Stock	CommonStock	New York Stock Exchange
GMTL	Guardian Metal Resources PLC American Depositary Shares, each representing five (5	AdrCommon	NYSE American
GMUB	Goldman Sachs ETF Trust Goldman Sachs Municipal Income ETF	ExchangeTradedFund	NYSE Arca
GNE	Genie Energy Ltd. Class B Common Stock, $0.01par value	CommonStock	New York Stock Exchange
GNK	Genco Shipping & Trading Limited Common Stock	CommonStock	New York Stock Exchange
GNL	Global Net Lease, Inc. Common Stock	CommonStock	New York Stock Exchange
GNLN	Greenlane Holdings Inc COM CL A	CommonStock	NASDAQ Stock Market
GNLX	Genelux Corp COM USD0.001	CommonStock	NASDAQ Stock Market
GNLpA	Global Net Lease, Inc. 7.25% Series A Cumulative Redeemable Preferred Stock, $0.01	PreferredStock	New York Stock Exchange
GNLpB	Global Net Lease, Inc. 6.875% Series B Cumulative Redeemable Perpetual Preferred S	PreferredStock	New York Stock Exchange
GNLpD	Global Net Lease, Inc. 7.50% Series D Cumulative Redeemable Perpetual Preferred St	PreferredStock	New York Stock Exchange
GNLpE	Global Net Lease, Inc. 7.375% Series E Cumulative Redeemable Perpetual Preferred S	PreferredStock	New York Stock Exchange
GNMA	iShares GNMA Bond ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
GNMX	Corgi Genomics & Precision Medicine ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
GNOM	Global X Funds - Global X Genomics & Biotechnology ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
GNOV	FT Vest US Equity Moderate Buffer ETF - November ETF	ExchangeTradedFund	CBOE BZX Exchange
GNPX	Genprex Inc COM 0.001 USD	CommonStock	NASDAQ Stock Market
GNR	SPDR Index Shares Funds State Street SPDR S&P Global Natural Resources ETF	ExchangeTradedFund	NYSE Arca
GNRC	Generac Holdings Inc. Common Stock	CommonStock	New York Stock Exchange
GNS	Genius Group Limited Ordinary Shares	CommonStock	NYSE American
GNSS	Genasys Inc COM USD.00001	CommonStock	NASDAQ Stock Market
GNT	GAMCO Natural Resources, Gold & Income Trust Common Stock, $0.001 par value	Fund	New York Stock Exchange
GNTA	Genenta Science S.p.A. ADS	AdrCommon	NASDAQ Stock Market
GNTX	Gentex Corporation COM USD.06	CommonStock	NASDAQ Stock Market
GNTpA	GAMCO Natural Resources, Gold & Income Trust 5.20% Series A Cumulative Preferred	PreferredStock	New York Stock Exchange
GNW	Genworth Financial, Inc. Common Stock	CommonStock	New York Stock Exchange
GO	Grocery Outlet Holding Corp COM USD0.001	CommonStock	NASDAQ Stock Market
GOAI	Eva Live Inc COM	CommonStock	NASDAQ Stock Market
GOAU	ETF Series Solutions US Global GO GOLD and Precious Metal Miners ETF	ExchangeTradedFund	NYSE Arca
GOCO	GoHealth Inc COM CL A USD0.0001	CommonStock	NASDAQ Stock Market
GOCT	FT Vest U.S. Equity Moderate Buffer ETF - October ETF	ExchangeTradedFund	CBOE BZX Exchange
GOEX	Global X Funds Global X Gold Explorers ETF	ExchangeTradedFund	NYSE Arca
GOF	Guggenheim Strategic Opportunities Fund Common Shares of Beneficial Interest	Fund	New York Stock Exchange
GOGO	Gogo Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
GOLD	Gold.com, Inc. Common Stock	CommonStock	New York Stock Exchange
GOLF	Acushnet Holdings Corp. Common Stock, par value $0.001 per share	CommonStock	New York Stock Exchange
GOLS	Gabelli ETFs Trust Gabelli Opportunities in Live and Sports ETF	ExchangeTradedFund	NYSE Arca
GOLY	Strategy Shares Gold Enhanced Yield ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
GOOD	Gladstone Commercial Corp COM USD.001	CommonStock	NASDAQ Stock Market
GOODN	Gladstone Commercial Corp PFD SER E	PreferredStock	NASDAQ Stock Market
GOODO	Gladstone Commercial Corp PFD SER G	PreferredStock	NASDAQ Stock Market
GOOG	Alphabet Inc CL C COM USD.001	CommonStock	NASDAQ Stock Market
GOOGL	Alphabet Inc CL A COM USD.001	CommonStock	NASDAQ Stock Market
GOOP	Kurv Yield Premium Strategy Google (GOOGL) ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
GOOS	Canada Goose Holdings Inc. Subordinate voting shares, no par value	CommonStock	New York Stock Exchange
GOOW	Roundhill GOOGL WeeklyPay ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
GOOX	T-Rex 2X Long Alphabet Daily Target ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
GOOY	Tidal Trust II YieldMax GOOGL Option Income Strategy ETF	ExchangeTradedFund	NYSE Arca
GOP	Unusual Whales Subversive Republican Trading ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
GORO	Gold Resource Corporation Common stock	CommonStock	NYSE American
GOSS	Gossamer Bio Inc COM	CommonStock	NASDAQ Stock Market
GOTU	Gaotu Techedu Inc. American Depositary Shares, three of which representing two Cl	AdrCommon	New York Stock Exchange
GOU	GraniteShares 2x Long GOOGL Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
GOVI	Invesco Equal Weight 0-30 Year Treasury ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
GOVM	iShares 1-10 Year Treasury Bond ETF ETF	ExchangeTradedFund	CBOE BZX Exchange

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
GOVT	iShares U.S. Treasury Bond ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
GOVX	GeoVax Labs Inc COM USD.001	CommonStock	NASDAQ Stock Market
GOVZ	iShares 25 Year Treasury STRIPS Bond ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
GP	Greenpower Motor Co Inc COM NPV	CommonStock	NASDAQ Stock Market
GPAC	General Purpose Acquisition Corp CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
GPACU	General Purpose Acquisition Corp UNIT (1CLA 1/2 WT)	Unit	NASDAQ Stock Market
GPACW	General Purpose Acquisition Corp WT EXP 120330	Warrant	NASDAQ Stock Market
GPAT	GP-Act III Acquisition Corp CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
GPATU	GP-Act III Acquisition Corp UNITS	Unit	NASDAQ Stock Market
GPATW	GP-Act III Acquisition Corp WRRT	Warrant	NASDAQ Stock Market
GPC	Genuine Parts Company Common Stock	CommonStock	New York Stock Exchange
GPCR	Structure Therapeutics Inc ADR	AdrCommon	NASDAQ Stock Market
GPGI	GPGI, Inc. Class A Common Stock	CommonStock	New York Stock Exchange
GPI	Group 1 Automotive, Inc. Common Stock	CommonStock	New York Stock Exchange
GPIQ	Goldman Sachs Nasdaq-100 Premium Income ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
GPIX	Goldman Sachs S&P 500 Premium Income ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
GPJA	Georgia Power Company Series 2017A 5.00% Junior Subordinated Notes due October	StructuredProduct	New York Stock Exchange
GPK	Graphic Packaging Holding Company Common Stock	CommonStock	New York Stock Exchange
GPMT	Granite Point Mortgage Trust Inc. Common Stock	CommonStock	New York Stock Exchange
GPMTpA	Granite Point Mortgage Trust Inc. 7.00% Series A Fixed-to-Floating Rate Cumulative R	PreferredStock	New York Stock Exchange
GPN	Global Payments Inc. Common Stock	CommonStock	New York Stock Exchange
GPOR	Gulfport Energy Corporation Common Stock	CommonStock	New York Stock Exchange
GPRE	Green Plains Inc COM USD.001	CommonStock	NASDAQ Stock Market
GPRF	Goldman Sachs Access U.S. Preferred Stock and Hybrid Securities ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
GPRK	GeoPark Limited Common Shares	CommonStock	New York Stock Exchange
GPRO	GoPro Inc CL A COM USD.0001	CommonStock	NASDAQ Stock Market
GPT	Intelligent Alpha Atlas ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
GPTY	Tidal Trust II YieldMax AI & Tech Portfolio Option Income ETF	ExchangeTradedFund	NYSE Arca
GPUS	Hyperscale Data, Inc. Class A Common Stock	CommonStock	NYSE American
GPUSpD	Hyperscale Data, Inc. 13.00% Series D Cumulative Redeemable Perpetual Preferred St	PreferredStock	NYSE American
GPZ	VanEck ETF Trust VanEck Alternative Asset Manager ETF	ExchangeTradedFund	NYSE Arca
GQGU	The Advisors Inner Circle Fund III GQG US Equity ETF	ExchangeTradedFund	NYSE Arca
GQI	Natixis ETF Trust Natixis Gateway Quality Income ETF	ExchangeTradedFund	NYSE Arca
GQQQ	Astoria US Quality Growth Kings ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
GQRE	FlexShares Trust FlexShares Global Quality Real Estate Index Fund	ExchangeTradedFund	NYSE Arca
GRAB	Grab Holdings Limited CL A ORD	CommonStock	NASDAQ Stock Market
GRABW	Grab Holdings Limited WT EXP 120126	Warrant	NASDAQ Stock Market
GRAF	Graf Global Corp. Class A ordinary shares	CommonStock	NYSE American
GRAF.U	Graf Global Corp. Units, each consisting of one Class A ordinary share and one-half of	Unit	NYSE American
GRAF.WS	Graf Global Corp. Warrants, each whole warrant exercisable for one Class A ordinary	Warrant	NYSE American
GRAG	Leverage Shares 2X Long GRAB Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
GRAL	GRAIL Inc COM USD0.001	CommonStock	NASDAQ Stock Market
GRAN	Grande Group Ltd CL A ORD USD0.00001	CommonStock	NASDAQ Stock Market
GRBK	Green Brick Partners, Inc. Common Stock	CommonStock	New York Stock Exchange
GRBKpA	Green Brick Partners, Inc. Depositary Shares (each representing a 1/1000th fractional	PreferredStock	New York Stock Exchange
GRC	The Gorman-Rupp Company Common Shares, without par value	CommonStock	New York Stock Exchange
GRCE	Grace Therapeutics Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
GRDN	Guardian Pharmacy Services, Inc. Class A Common Stock	CommonStock	New York Stock Exchange
GRDX	GridAI Technologies Corp COM USD.0001	CommonStock	NASDAQ Stock Market
GREE	Greenidge Generation Holdings Inc COM CL A USD0.0001	CommonStock	NASDAQ Stock Market
GREEL	Greenidge Generation Holdings Inc 8.50 Senior Notes due 2026 ETN	Unknown	NASDAQ Stock Market
GREK	Global X Funds Global X MSCI Greece ETF	ExchangeTradedFund	NYSE Arca
GRF	Eagle Capital Growth Fund Inc Common Stock	Fund	NYSE American
GRFS	Grifols S A SPON ADR RP .5 CL B	AdrCommon	NASDAQ Stock Market
GRI	GRI Bio Inc COM USD0.0001	CommonStock	NASDAQ Stock Market

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
GRID	First Trust NASDAQ Clean Edge Smart Grid Infrastructure Index Fund ETF	ExchangeTradedFund	NASDAQ Stock Market
GRIN	VictoryShares International Free Cash Flow Growth ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
GRML	Greenland Mines Ltd COM	CommonStock	NASDAQ Stock Market
GRMLW	Greenland Mines Ltd WT EXP 06/21/2029	Warrant	NASDAQ Stock Market
GRMN	Garmin Ltd. Registered Shares	CommonStock	New York Stock Exchange
GRN	Barclays Bank PLC iPath Series B Carbon Exchange-Traded Notes	ExchangeTradedNote	NYSE Arca
GRNB	VanEck ETF Trust VanEck Green Bond ETF	ExchangeTradedFund	NYSE Arca
GRND	Grindr Inc. Class A Ordinary Shares	CommonStock	New York Stock Exchange
GRNI	Tidal Trust III Fundstrat Granny Shots US Large Cap & Income ETF	ExchangeTradedFund	NYSE Arca
GRNJ	Tidal Trust III Fundstrat Granny Shots US Small- & Mid-Cap ETF	ExchangeTradedFund	NYSE Arca
GRNQ	Greenpro Capital Corp COM	CommonStock	NASDAQ Stock Market
GRNT	Granite Ridge Resources, Inc. Common Stock	CommonStock	New York Stock Exchange
GRNY	Tidal Trust III FundStrat Granny Shots US Large Cap ETF	ExchangeTradedFund	NYSE Arca
GRO	Brazil Potash Corp. Common Shares	CommonStock	NYSE American
GROV	Grove Collaborative Holdings, Inc. Class A Common Stock	CommonStock	New York Stock Exchange
GROW	U.S. Global Investors Inc CL A COM USD.05	CommonStock	NASDAQ Stock Market
GROY	Gold Royalty Corp. Common Shares	CommonStock	NYSE American
GROY.WS	Gold Royalty Corp. Warrants, each warrant exercisable for one common share at an e	Warrant	NYSE American
GROZ	Zacks Focus Growth ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
GRPM	Invesco Exchange-Traded Fund Trust Invesco S&P MidCap 400 GARP ETF	ExchangeTradedFund	NYSE Arca
GRPN	Groupon Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
GRPZ	Invesco Exchange-Traded Fund Trust II Invesco S&P SmallCap 600 GARP ETF	ExchangeTradedFund	NYSE Arca
GRRR	Gorilla Technology Group Inc ORD USD0.001	Unknown	NASDAQ Stock Market
GRRRW	Gorilla Technology Group Inc WT EXP 113027	Warrant	NASDAQ Stock Market
GRVY	GRAVITY Co Ltd ADR	AdrCommon	NASDAQ Stock Market
GRW	TCW Durable Growth ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
GRWG	GrowGeneration Corp COM	CommonStock	NASDAQ Stock Market
GRX	The Gabelli Healthcare & Wellness Trust Common Shares of Beneficial Interest	Fund	New York Stock Exchange
GS	Goldman Sachs Group, Inc., The Common Stock	CommonStock	New York Stock Exchange
GSAT	Globalstar Inc COM USD.00001	CommonStock	NASDAQ Stock Market
GSBC	Great Southern Bancorp Inc COM NPV	CommonStock	NASDAQ Stock Market
GSBD	Goldman Sachs BDC, Inc. Common Stock	CommonStock	New York Stock Exchange
GSC	Goldman Sachs ETF Trust Goldman Sachs Small Cap Equity ETF	ExchangeTradedFund	NYSE Arca
GSEE	Goldman Sachs MarketBeta Emerging Markets Equity ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
GSEP	FT Vest US Equity Moderate Buffer ETF - September ETF	ExchangeTradedFund	CBOE BZX Exchange
GSEU	Goldman Sachs ETF Trust Goldman Sachs ActiveBeta Europe Equity ETF	ExchangeTradedFund	NYSE Arca
GSEW	Goldman Sachs Equal Weight U.S. Large Cap Equity ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
GSG	iShares S&P GSCI Commodity-Indexed Trust Shares (Units of Beneficial Interest)	ExchangeTradedVehicle	NYSE Arca
GSGO	Goldman Sachs Growth Opportunities ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
GSHD	Goosehead Insurance Inc COM Cl A USD0.01	CommonStock	NASDAQ Stock Market
GSHR	Gesher Acquisition Corp II CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
GSHRU	Gesher Acquisition Corp II UNIT (1CLA 1/2 WT)	Unit	NASDAQ Stock Market
GSHRW	Gesher Acquisition Corp II WT EXP 103131	Warrant	NASDAQ Stock Market
GSIB	Themes Global Systemically Important Banks ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
GSID	Goldman Sachs MarketBeta International Equity ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
GSIE	Goldman Sachs ETF Trust Goldman Sachs ActiveBeta International Equity ETF	ExchangeTradedFund	NYSE Arca
GSIT	GSI Technology Inc COM USD.001	CommonStock	NASDAQ Stock Market
GSIW	Garden Stage Ltd CL A ORD USD0.02	CommonStock	NASDAQ Stock Market
GSJY	Goldman Sachs ETF Trust Goldman Sachs ActiveBeta Japan Equity ETF	ExchangeTradedFund	NYSE Arca
GSK	GSK plc American Depositary Shares (Each representing two Ordinary Shares)	AdrCommon	New York Stock Exchange
GSKH	Precidian ETFs Trust GSK plc ADRhedged	ExchangeTradedFund	NYSE Arca
GSL	Global Ship Lease, Inc. Class A Common Shares	CommonStock	New York Stock Exchange
GSLC	Goldman Sachs ETF Trust Goldman Sachs ActiveBeta U.S. Large Cap Equity ETF	ExchangeTradedFund	NYSE Arca
GSLpB	Global Ship Lease, Inc. Depositary Shares, each of which represents a 1/100th interes	PreferredStock	New York Stock Exchange
GSM	Ferroglobe PLC ORD USD7.5	CommonStock	NASDAQ Stock Market

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
GSOL	Grayscale Solana Staking ETF Grayscale Solana Staking ETF Shares	ExchangeTradedVehicle	NYSE Arca
GSPY	Tidal Trust I Gotham Enhanced 500 ETF	ExchangeTradedFund	NYSE Arca
GSRF	GSR IV Acquisition Corp CL A ORD NPV	CommonStock	NASDAQ Stock Market
GSRFR	GSR IV Acquisition Corp. Rights	Right	NASDAQ Stock Market
GSRFU	GSR IV Acquisition Corp UNIT (1CLA 1/7 RT)	Unit	NASDAQ Stock Market
GSRVU	GSR V Acquisition Corp UNIT (1 CLA 1/7 RT)	Unit	NASDAQ Stock Market
GSSC	Goldman Sachs ETF Trust Goldman Sachs ActiveBeta U.S. Small Cap Equity ETF	ExchangeTradedFund	NYSE Arca
GSST	Goldman Sachs Ultra Short Bond ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
GSUI	Grayscale Sui Staking ETF Grayscale Sui Staking ETF	ExchangeTradedVehicle	NYSE Arca
GSUN	Golden Sun Technology Group Ltd CL A ORD	CommonStock	NASDAQ Stock Market
GSUS	Goldman Sachs MarketBeta U.S. Equity ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
GSWO	Goldman Sachs ActiveBeta World Equity ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
GSY	Invesco Actively Managed Exchange-Traded Fund Trust Invesco Ultra Short Duration I	ExchangeTradedFund	NYSE Arca
GSpA	Goldman Sachs Group, Inc., The Depositary Shares (Representing 1/1000th Share of F	PreferredStock	New York Stock Exchange
GSpC	Goldman Sachs Group, Inc., The Depositary Shares (Representing 1/1000th Share of F	PreferredStock	New York Stock Exchange
GSpD	Goldman Sachs Group, Inc., The Depositary Shares (Representing 1/1,000th Share of	PreferredStock	New York Stock Exchange
GT	Goodyear Tire & Rubber Co COM NPV	CommonStock	NASDAQ Stock Market
GTBP	GT Biopharma Inc COM USD.5	CommonStock	NASDAQ Stock Market
GTE	Gran Tierra Energy Inc Common Stock	CommonStock	NYSE American
GTEC	Greenland Technologies Holding Corp CL A ORD NPV	CommonStock	NASDAQ Stock Market
GTEK	Goldman Sachs ETF Trust Goldman Sachs Future Tech Leaders Equity ETF	ExchangeTradedFund	NYSE Arca
GTEN	Gores Holdings X Inc CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
GTENU	Gores Holdings X Inc UNIT (1CLA 1/4 WT)	Unit	NASDAQ Stock Market
GTENW	Gores Holdings X Inc Warrants	Warrant	NASDAQ Stock Market
GTERA	Globa Terra Acquisition Corp CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
GTERR	Globa Terra Acquisition Corporation Rights	Right	NASDAQ Stock Market
GTERU	Globa Terra Acquisition Corp UNIT 1CLA 3/4 WT 1RT	Unit	NASDAQ Stock Market
GTERW	Globa Terra Acquisition Corp WT EXP 061730	Warrant	NASDAQ Stock Market
GTES	Gates Industrial Corporation plc Ordinary Shares	CommonStock	New York Stock Exchange
GTIM	Good Times Restaurants Inc COM USD.001	CommonStock	NASDAQ Stock Market
GTIP	Goldman Sachs ETF Trust - Goldman Sachs Access Inflation Protected USD Bond ETF E	ExchangeTradedFund	CBOE BZX Exchange
GTLB	GitLab Inc COM CLA USD0.0000025	CommonStock	NASDAQ Stock Market
GTLS	Chart Industries, Inc. Common Stock	CommonStock	New York Stock Exchange
GTM	ZoomInfo Technologies Inc COM CL A	CommonStock	NASDAQ Stock Market
GTN	Gray Media, Inc. Common Stock	CommonStock	New York Stock Exchange
GTN.A	Gray Media, Inc. Class A Common Stock	CommonStock	New York Stock Exchange
GTND	EA Series Trust Goaltender ETF	ExchangeTradedFund	NYSE Arca
GTO	Invesco Actively Managed Exchange-Traded Fund Trust Invesco Total Return Bond ET	ExchangeTradedFund	NYSE Arca
GTOC	Invesco Core Fixed Income ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
GTOH	Invesco Short Duration High Yield ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
GTOP	Goldman Sachs Technology Opportunities ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
GTOQ	Invesco High Yield Systematic Bond ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
GTOS	Invesco Short Duration Total Return Bond ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
GTPE	Goldman Sachs MSCI World Private Equity Return Tracker ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
GTR	WisdomTree Target Range Fund ETF	ExchangeTradedFund	NASDAQ Stock Market
GTX	Garrett Motion Inc COM	CommonStock	NASDAQ Stock Market
GTY	Getty Realty Corp. Common Stock	CommonStock	New York Stock Exchange
GUACU	Berto Acquisition Corp II UNITS (1ORD 1/3WRT)	Unit	NASDAQ Stock Market
GUG	Guggenheim Active Allocation Fund Common Shares of Beneficial Interest	Fund	New York Stock Exchange
GUMI	Goldman Sachs ETF Trust Goldman Sachs Ultra Short Municipal Income ETF	ExchangeTradedFund	NYSE Arca
GUNR	FlexShares Trust FlexShares Morningstar Global Upstream Natural Resources Index Fu	ExchangeTradedFund	NYSE Arca
GURE	Gulf Resources Inc COM USD.001	CommonStock	NASDAQ Stock Market
GURU	Global X Funds Global X Guru Index ETF	ExchangeTradedFund	NYSE Arca
GUSA	Goldman Sachs ETF Trust II Goldman Sachs MarketBeta U.S. 1000 Equity ETF	ExchangeTradedFund	NYSE Arca
GUSE	Goldman Sachs Enhanced U.S. Equity ETF ETF	ExchangeTradedFund	NASDAQ Stock Market

Pearl Equities Securities List as of 6/4/2026			
Symbol	**Security Name**	**Security Class**	**Listed Exchange**
GUSH	Direxion Shares ETF Trust Direxion Daily S&P Oil & Gas Exp. & Prod. Bull 2X ETF	ExchangeTradedFund	NYSE Arca
GUT	The Gabelli Utility Trust Common Stock	Fund	New York Stock Exchange
GUTS	Fractyl Health Inc COM NPV	CommonStock	NASDAQ Stock Market
GUTpC	The Gabelli Utility Trust 5.375% Series C Cumulative Preferred Shares	PreferredStock	New York Stock Exchange
GV	Visionary Holdings Inc COM	CommonStock	NASDAQ Stock Market
GVA	Granite Construction Incorporated Common Stock	CommonStock	New York Stock Exchange
GVAL	Cambria Global Value ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
GVH	Globavend Holdings Ltd ORD USD0.2	CommonStock	NASDAQ Stock Market
GVI	iShares Intermediate Government/Credit Bond ETF INTRM GOV/CRE	ExchangeTradedFund	CBOE BZX Exchange
GVIP	Goldman Sachs ETF Trust Goldman Sachs Hedge Industry VIP ETF	ExchangeTradedFund	NYSE Arca
GVLE	Goldman Sachs Value Opportunities ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
GVLU	Tidal Trust I Gotham 1000 Value ETF	ExchangeTradedFund	NYSE Arca
GVUS	Goldman Sachs ETF Trust Goldman Sachs MarketBeta Russell 1000 Value Equity ETF	ExchangeTradedFund	NYSE Arca
GWAV	Greenwave Technology Solutions Inc COM	CommonStock	NASDAQ Stock Market
GWH	ESS Tech, Inc. Common Stock	CommonStock	New York Stock Exchange
GWH.WS	ESS Tech, Inc. Warrants, each Warrant exercisable for one-fifteenth (1/15) of a share	Warrant	New York Stock Exchange
GWRE	Guidewire Software, Inc. Common Stock, $0.0001 par value	CommonStock	New York Stock Exchange
GWRS	Global Water Resources Inc COM USD.01	CommonStock	NASDAQ Stock Market
GWW	W.W. Grainger, Inc. Common Stock	CommonStock	New York Stock Exchange
GWX	SPDR Index Shares Funds State Street SPDR S&P International Small Cap ETF	ExchangeTradedFund	NYSE Arca
GXAI	Gaxos.ai Inc COM	CommonStock	NASDAQ Stock Market
GXC	SPDR Index Shares Funds State Street SPDR S&P China ETF	ExchangeTradedFund	NYSE Arca
GXDW	Global X Dorsey Wright Thematic ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
GXIG	Global X Funds Global X Investment Grade Corporate Bond ETF	ExchangeTradedFund	NYSE Arca
GXLC	Global X Funds Global X U.S. 500 ETF	ExchangeTradedFund	NYSE Arca
GXO	GXO Logistics, Inc. Common Stock, $0.01 par value per share	CommonStock	New York Stock Exchange
GXPC	Global X Funds Global X PureCap MSCI Communication Services ETF	ExchangeTradedFund	NYSE Arca
GXPD	Global X Funds Global X PureCap MSCI Consumer Discretionary ETF	ExchangeTradedFund	NYSE Arca
GXPE	Global X Funds Global X PureCap MSCI Energy ETF	ExchangeTradedFund	NYSE Arca
GXPS	Global X Funds Global X PureCap MSCI Consumer Staples ETF	ExchangeTradedFund	NYSE Arca
GXPT	Global X Funds Global X PureCap MSCI Information Technology ETF	ExchangeTradedFund	NYSE Arca
GXRP	Grayscale XRP Trust ETF Grayscale XRP Trust ETF	ExchangeTradedVehicle	NYSE Arca
GXUS	Goldman Sachs ETF Trust II Goldman Sachs MarketBeta Total International Equity ETF	ExchangeTradedFund	NYSE Arca
GYLD	Arrow ETF Trust Arrow Dow Jones Global Yield ETF	ExchangeTradedFund	New York Stock Exchange
GYRE	Gyre Therapeutics Inc COM USD.001	CommonStock	NASDAQ Stock Market
GYRO	Gyrodyne LLC COM USD1	CommonStock	NASDAQ Stock Market
H	Hyatt Hotels Corporation Class A Common Stock	CommonStock	New York Stock Exchange
HACK	Amplify ETF Trust Amplify Cybersecurity ETF	ExchangeTradedFund	NYSE Arca
HACQ	HCM IV Acquisition Corp CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
HACQU	HCM IV Acquisition Corp UNIT (1 CLA 1/4 WT)	Unit	NASDAQ Stock Market
HACQW	HCM IV Acquisition Corp WT EXP 012031	Warrant	NASDAQ Stock Market
HAE	Haemonetics Corporation Common Stock	CommonStock	New York Stock Exchange
HAFC	Hanmi Financial Corp COM NPV	CommonStock	NASDAQ Stock Market
HAFN	Hafnia Limited Ordinary Shares	CommonStock	New York Stock Exchange
HAIL	SPDR Series Trust State Street SPDR S&P Kensho Smart Mobility ETF	ExchangeTradedFund	NYSE Arca
HAIN	Hain Celestial Group Inc (The) COM USD.01	CommonStock	NASDAQ Stock Market
HAKY	Amplify ETF Trust Amplify HACK Cybersecurity Covered Call ETF	ExchangeTradedFund	NYSE Arca
HAL	Halliburton Company Common Stock	CommonStock	New York Stock Exchange
HALO	Halozyme Therapeutics Inc COM USD.001	CommonStock	NASDAQ Stock Market
HALX	Tuttle Capital Heavy Assets Low Obsolescence ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
HAO	Haoxi Health Technology Ltd CL A ORD USD0.32	CommonStock	NASDAQ Stock Market
HAP	VanEck ETF Trust VanEck Natural Resources ETF	ExchangeTradedFund	NYSE Arca
HAPI	Harbor ETF Trust Harbor Human Capital Factor US Large Cap ETF	ExchangeTradedFund	NYSE Arca
HAPS	Harbor ETF Trust Harbor Human Capital Factor US Small Cap ETF	ExchangeTradedFund	NYSE Arca
HARD	Simplify Exchange Traded Funds Simplify Commodities Strategy No K-1 ETF	ExchangeTradedFund	NYSE Arca

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
HAS	Hasbro Inc. COM USD.5	CommonStock	NASDAQ Stock Market
HASI	HA Sustainable Infrastructure Capital, Inc. Common Stock	CommonStock	New York Stock Exchange
HAUS	Residential REIT ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
HAUZ	DBX ETF Trust Xtrackers International Real Estate ETF	ExchangeTradedFund	NYSE Arca
HAVA	Harvard Ave Acquisition Corp CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
HAVAR	Harvard Ave Acquisition Corporation Rights that convert on a 1/10th of 1 basis to Clas	CommonStock	NASDAQ Stock Market
HAVAU	Harvard Ave Acquisition Corp UNIT(1 CLA 1RT)	Unit	NASDAQ Stock Market
HAWK	HawkEye 360, Inc. Common Stock	CommonStock	New York Stock Exchange
HAWX	iShares Trust iShares Currency Hedged MSCI ACWI ex U.S. ETF	ExchangeTradedFund	NYSE Arca
HAYW	Hayward Holdings, Inc. Common Stock	CommonStock	New York Stock Exchange
HBAN	Huntington Bancshares Inc COM NPV	CommonStock	NASDAQ Stock Market
HBANL	Huntington Bancshares Inc 6.875% DEP PFD	Unknown	NASDAQ Stock Market
HBANM	Huntington Bancshares Inc 5.7 DP SH PFD I	Unknown	NASDAQ Stock Market
HBANP	Huntington Bancshares Inc 4.50 DEP PFD H	PreferredStock	NASDAQ Stock Market
HBANZ	Huntington Bancshares Inc 5.5 PFD SER L	Unknown	NASDAQ Stock Market
HBB	Hamilton Beach Brands Holding Company Class A common stock, par value $0.01 per	CommonStock	New York Stock Exchange
HBCP	Home Bancorp Inc COM USD.01	CommonStock	NASDAQ Stock Market
HBDC	Hilton BDC Corporate Bond ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
HBIO	Harvard Bioscience Inc COM USD.01	CommonStock	NASDAQ Stock Market
HBM	Hudbay Minerals Inc. Common Shares	CommonStock	New York Stock Exchange
HBMX	Tuttle Capital Concentrated Memory Stack ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
HBNB	Hotel101 Global Holdings Corp CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
HBNC	Horizon Bancorp Inc COM NPV	CommonStock	NASDAQ Stock Market
HBR	Canary HBAR ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
HBRD	Invesco Exchange-Traded Fund Trust II Invesco U.S. Hybrid Bond ETF	ExchangeTradedFund	NYSE Arca
HBT	HBT Financial Inc COM	CommonStock	NASDAQ Stock Market
HBTA	Horizon Funds Horizon Expedition Plus ETF	ExchangeTradedFund	NYSE Arca
HBTC	Fortuna Hedged Bitcoin ETF Fortuna Hedged Bitcoin Fund	ExchangeTradedFund	CBOE BZX Exchange
HCA	HCA Healthcare, Inc. Common Stock	CommonStock	New York Stock Exchange
HCAC	Hall Chadwick Acquisition Corp CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
HCACR	Hall Chadwick Acquisition Corp Rights	Right	NASDAQ Stock Market
HCACU	Hall Chadwick Acquisition Corp UNIT (1CLA 1 RT)	Unit	NASDAQ Stock Market
HCAI	Huachen AI Parking Management Technology Holding Co Ltd CL A ORD 0.0000375	CommonStock	NASDAQ Stock Market
HCAT	Health Catalyst Inc COM	CommonStock	NASDAQ Stock Market
HCC	Warrior Met Coal, Inc. Common Stock	CommonStock	New York Stock Exchange
HCHL	Happy City Holdings Ltd CL A ORD NPV	CommonStock	NASDAQ Stock Market
HCI	HCI Group, Inc. Common shares, no par value	CommonStock	New York Stock Exchange
HCIC	Hennessy Capital Investment Corp VIII CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
HCICR	Hennessy Capital Investment Corp. VIII Share Rights	Right	NASDAQ Stock Market
HCICU	Hennessy Capital Investment Corp VIII UNIT (1CLA 1 RT)	Unit	NASDAQ Stock Market
HCKT	Hackett Group Inc (The) COM USD.001	CommonStock	NASDAQ Stock Market
HCM	HUTCHMED (China) Limited ADR	AdrCommon	NASDAQ Stock Market
HCMA	HCM III Acquisition Corp CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
HCMAU	HCM III Acquisition Corp UNIT (1CLA 1/3 WT)	Unit	NASDAQ Stock Market
HCMAW	HCM III Acquisition Corp WT EXP 072330	Warrant	NASDAQ Stock Market
HCMT	Direxion Shares ETF Trust Direxion HCM Tactical Enhanced US ETF	ExchangeTradedFund	NYSE Arca
HCOW	Amplify COWS Covered Call ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
HCRB	Hartford Core Bond ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
HCSG	Healthcare Services Group Inc COM USD1	CommonStock	NASDAQ Stock Market
HCTI	Healthcare Triangle Inc COM USD0.00001	CommonStock	NASDAQ Stock Market
HCWB	HCW Biologics Inc COM	CommonStock	NASDAQ Stock Market
HCWC	Healthy Choice Wellness Corp. Class A Common Stock	CommonStock	NYSE American
HCXY	Hercules Capital, Inc. 6.25% Notes due 2033	StructuredProduct	New York Stock Exchange
HD	The Home Depot, Inc. Common Stock	CommonStock	New York Stock Exchange
HDB	HDFC Bank Limited American Depository Shares (Each representing three Equity Shar	AdrCommon	New York Stock Exchange

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
HDEF	DBX ETF Trust Xtrackers MSCI EAFE High Dividend Yield Equity ETF	ExchangeTradedFund	NYSE Arca
HDG	ProShares Trust ProShares Hedge Replication ETF	ExchangeTradedFund	NYSE Arca
HDGE	AdvisorShares Trust AdvisorShares Ranger Equity Bear ETF	ExchangeTradedFund	NYSE Arca
HDL	Super Hi International Holding Ltd ADR	AdrCommon	NASDAQ Stock Market
HDLB	UBS AG ETRACS Monthly Pay 2xLeveraged US High Dividend Low Volatility ETN Series	ExchangeTradedNote	NYSE Arca
HDMV	First Trust Exchange-Traded Fund III First Trust Horizon Managed Volatility Developed	ExchangeTradedFund	NYSE Arca
HDRN	Hadron Energy Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
HDRNW	Hadron Energy Inc WT EXP 052231	Warrant	NASDAQ Stock Market
HDSN	Hudson Technologies Inc COM USD.01	CommonStock	NASDAQ Stock Market
HDUS	Lattice Strategies Trust Hartford Disciplined US Equity ETF	ExchangeTradedFund	NYSE Arca
HDV	iShares Trust iShares Core High Dividend ETF	ExchangeTradedFund	NYSE Arca
HE	Hawaiian Electric Industries, Inc. Common Stock	CommonStock	New York Stock Exchange
HEAL	Global X HealthTech ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
HECA	ETF Opportunities Trust Hedgeye Capital Allocation ETF	ExchangeTradedFund	NYSE Arca
HECO	State Street Galaxy Hedged Digital Asset Ecosystem ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
HEDG	Series Portfolios Trust Equable Shares Hedged Equity ETF	ExchangeTradedFund	NYSE Arca
HEDJ	WisdomTree Trust WisdomTree Europe Hedged Equity Fund	ExchangeTradedFund	NYSE Arca
HEEM	iShares Currency Hedged MSCI Emerging Markets ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
HEFA	iShares Currency Hedged MSCI EAFE ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
HEFT	ETF Opportunities Trust Hedgeye Fourth Turning ETF	ExchangeTradedFund	NYSE Arca
HEGD	Swan Hedged Equity US Large Cap ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
HEI	HEICO Corporation Common Stock	CommonStock	New York Stock Exchange
HEI.A	HEICO Corporation Class A Common Stock	CommonStock	New York Stock Exchange
HELE	Helen of Troy Ltd COM USD.1	CommonStock	NASDAQ Stock Market
HELO	J.P. Morgan Exchange-Traded Fund Trust JPMorgan Hedged Equity Laddered Overlay	ExchangeTradedFund	NYSE Arca
HELP	Cybin Inc COM	CommonStock	NASDAQ Stock Market
HELS	ETF Opportunities Trust Hedgeye 130/30 Equity ETF	ExchangeTradedFund	NYSE Arca
HELX	Franklin Genomic Advancements ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
HEMI	Hartford Equity Premium Income ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
HEPS	D Market Elektronik Hizmetler ve Ticaret A S ADR	AdrCommon	NASDAQ Stock Market
HEQ	John Hancock Diversified Income Fund Common Shares of Beneficial Interest	Fund	New York Stock Exchange
HEQQ	JPMorgan Nasdaq Hedged Equity Laddered Overlay ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
HEQT	Simplify Exchange Traded Funds Simplify Hedged Equity ETF	ExchangeTradedFund	NYSE Arca
HERD	Pacer Cash Cows Fund Of Funds ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
HERE	Here Group Ltd ADS	AdrCommon	NASDAQ Stock Market
HERO	Global X Video Games & Esports ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
HERZ	Herzfeld Credit Income Fund Inc COM USD.01	CommonStock	NASDAQ Stock Market
HESM	Hess Midstream LP Class A shares representing limited partner interests	CommonStock	New York Stock Exchange
HEWJ	iShares Trust iShares Currency Hedged MSCI Japan ETF	ExchangeTradedFund	NYSE Arca
HEZU	iShares Trust iShares Currency Hedged MSCI Eurozone ETF	ExchangeTradedFund	NYSE Arca
HF	Tidal Trust II DGA Core Plus Absolute Return ETF	ExchangeTradedFund	New York Stock Exchange
HFBL	Home Federal Bancorp/LA COM USD0.01	CommonStock	NASDAQ Stock Market
HFEQ	Tidal Trust I Unlimited HFEQ Equity Long/Short ETF	ExchangeTradedFund	New York Stock Exchange
HFFG	HF Foods Group Inc COM USD.0001	CommonStock	NASDAQ Stock Market
HFGM	Tidal Trust I Unlimited HFGM Global Macro ETF	ExchangeTradedFund	New York Stock Exchange
HFGO	Hartford Large Cap Growth ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
HFMF	Tidal Trust I Unlimited HFMF Managed Futures ETF	ExchangeTradedFund	New York Stock Exchange
HFND	Tidal Trust I Unlimited HFND Multi-Strategy Return Tracker ETF	ExchangeTradedFund	New York Stock Exchange
HFRO	Highland Opportunities and Income Fund Common Shares of Beneficial Interest	Fund	New York Stock Exchange
HFROpA	Highland Opportunities and Income Fund 5.375% Series A Cumulative Preferred Share	PreferredStock	New York Stock Exchange
HFROpB	Highland Opportunities and Income Fund 5.375% Series B Cumulative Preferred Shar	PreferredStock	New York Stock Exchange
HFSI	Hartford Strategic Income ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
HFSP	TradersAI Large Cap Equity & Cash ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
HFWA	Heritage Financial Corp COM NPV	CommonStock	NASDAQ Stock Market
HFXI	New York Life Investments ETF Trust NYLI FTSE International Equity Currency Neutral	ExchangeTradedFund	NYSE Arca

Pearl Equities Securities List as of 6/4/2026			
Symbol	**Security Name**	**Security Class**	**Listed Exchange**
HG	Hamilton Insurance Group, Ltd. Class B Common Shares	CommonStock	New York Stock Exchange
HGBL	Heritage Global Inc COM NPV	CommonStock	NASDAQ Stock Market
HGER	Harbor ETF Trust Harbor Commodity All-Weather Strategy ETF	ExchangeTradedFund	New York Stock Exchange
HGLB	Highland Global Allocation Fund Common Shares of Beneficial Interest	Fund	New York Stock Exchange
HGRO	ETF Opportunities Trust Hedgeye Quality Growth ETF	ExchangeTradedFund	NYSE Arca
HGTY	Hagerty, Inc. Class A Common Stock	CommonStock	New York Stock Exchange
HGV	Hilton Grand Vacations Inc. Common stock	CommonStock	New York Stock Exchange
HHH	Howard Hughes Holdings Inc. Common Stock	CommonStock	New York Stock Exchange
HHS	Harte Hanks Inc. COM NPV	CommonStock	NASDAQ Stock Market
HIBL	Direxion Shares ETF Trust Direxion Daily S&P 500 High Beta Bull 3X ETF	ExchangeTradedFund	NYSE Arca
HIBS	Direxion Shares ETF Trust Direxion Daily S&P 500 High Beta Bear 3X ETF	ExchangeTradedFund	NYSE Arca
HIDE	Alpha Architect High Inflation and Deflation ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
HIDV	AB Active ETFs, Inc. AB US High Dividend ETF	ExchangeTradedFund	NYSE Arca
HIFS	Hingham Institution for Savings COM NPV	CommonStock	NASDAQ Stock Market
HIG	The Hartford Insurance Group, Inc. Common Stock	CommonStock	New York Stock Exchange
HIGH	Simplify Exchange Traded Funds Simplify Enhanced Income ETF	ExchangeTradedFund	NYSE Arca
HIGpG	The Hartford Insurance Group, Inc. Depositary Shares each representing a 1/1000th i	PreferredStock	New York Stock Exchange
HIHO	Highway Holdings Ltd COM USD.01	CommonStock	NASDAQ Stock Market
HII	Huntington Ingalls Industries, Inc. Common Stock	CommonStock	New York Stock Exchange
HIMS	Hims & Hers Health, Inc. Class A Common Stock	CommonStock	New York Stock Exchange
HIMU	iShares High Yield Muni Active ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
HIMX	Himax Technologies Inc ADR USD.001	AdrCommon	NASDAQ Stock Market
HIMZ	Defiance Daily Target 2X Long HIMS ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
HIND	Vyome Holdings Inc COM USD.01	CommonStock	NASDAQ Stock Market
HIO	Western Asset High Income Opportunity Fund, Inc. Common Stock	Fund	New York Stock Exchange
HIPO	Hippo Holdings Inc. Common Stock	CommonStock	New York Stock Exchange
HIPS	GraniteShares ETF Trust GraniteShares HIPS US High Income ETF	ExchangeTradedFund	NYSE Arca
HIS	Humilis US Focused Opportunities ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
HISF	First Trust High Income Strategic Focus ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
HIT	Health In Tech Inc CL A COM USD0.001	CommonStock	NASDAQ Stock Market
HITI	High Tide Inc COM	CommonStock	NASDAQ Stock Market
HIVE	HIVE Digital Technologies Ltd COM NPV	CommonStock	NASDAQ Stock Market
HIW	Highwoods Properties, Inc. Common Stock	CommonStock	New York Stock Exchange
HIX	Western Asset High Income Fund II Inc. Common Stock	Fund	New York Stock Exchange
HIYY	Tidal Trust II YieldMax HIMS Option Income Strategy ETF	ExchangeTradedFund	NYSE Arca
HJUN	Corgi U.S. Equities 100 Structured Buffer ETF - June Series ETF	ExchangeTradedFund	CBOE BZX Exchange
HKD	AMTD Digital Inc. American Depositary Shares (every five of which represent two Clas	AdrCommon	New York Stock Exchange
HKIT	Hitek Global Inc CL A ORD USD0.015	CommonStock	NASDAQ Stock Market
HKPD	Cellyan Biotechnology Co Ltd CL A ORD USD0.001	CommonStock	NASDAQ Stock Market
HL	Hecla Mining Company Common Stock	CommonStock	New York Stock Exchange
HLAL	Listed Funds Trust - Wahed FTSE USA Shariah ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
HLF	Herbalife Ltd. Common Shares	CommonStock	New York Stock Exchange
HLI	Houlihan Lokey, Inc. Class A common stock	CommonStock	New York Stock Exchange
HLIO	Helios Technologies, Inc. Common Stock	CommonStock	New York Stock Exchange
HLIT	Harmonic Inc COM USD.001	CommonStock	NASDAQ Stock Market
HLLY	Holley Inc. Common Stock	CommonStock	New York Stock Exchange
HLLY.WS	Holley Inc. Redeemable Warrants, each whole warrant exercisable for one share of Co	Warrant	New York Stock Exchange
HLMN	Hillman Solutions Corp COM	CommonStock	NASDAQ Stock Market
HLN	Haleon plc American Depositary Shares (Each representing two Ordinary Shares)	AdrCommon	New York Stock Exchange
HLNE	Hamilton Lane Inc CL A COM USD.001	CommonStock	NASDAQ Stock Market
HLP	Hongli Group Inc ORD	CommonStock	NASDAQ Stock Market
HLT	Hilton Worldwide Holdings Inc. Common Stock	CommonStock	New York Stock Exchange
HLX	Helix Energy Solutions Group, Inc. Common Stock	CommonStock	New York Stock Exchange
HLXC	Helix Acquisition Corp III CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
HLXX	Tradr 2X Long HL Daily ETF ETF	ExchangeTradedFund	CBOE BZX Exchange

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
HLpB	Hecla Mining Company Series B Cumulative Convertible Preferred Stock	PreferredStock	New York Stock Exchange
HMAY	Corgi U.S. Equities 100 Structured Buffer ETF - May Series ETF	ExchangeTradedFund	CBOE BZX Exchange
HMC	Honda Motor Co., Ltd. American Depositary Share, each representing three (3) shares	AdrCommon	New York Stock Exchange
HMH	HMH Holding Inc CL A COM USD0.01	CommonStock	NASDAQ Stock Market
HMN	Horace Mann Educators Corporation Common Stock	CommonStock	New York Stock Exchange
HMOP	Hartford Funds Exchange-Traded Trust Hartford Municipal Opportunities ETF	ExchangeTradedFund	NYSE Arca
HMR	Heidmar Maritime Holdings Corp COM USD0.001	CommonStock	NASDAQ Stock Market
HMY	Harmony Gold Mining Company Limited American Depositary Shares (Each represent	AdrCommon	New York Stock Exchange
HMYY	GraniteShares YieldBoost HIMS ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
HNDL	Strategy Shares Nasdaq 7HANDL Index ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
HNGE	Hinge Health, Inc. Class A Common Stock	CommonStock	New York Stock Exchange
HNI	HNI Corporation Common Stock	CommonStock	New York Stock Exchange
HNNA	Hennessy Advisors Inc COM NPV	CommonStock	NASDAQ Stock Market
HNNAZ	Hennessy Advisors Inc 4.875 Notes due 2026 ETN	Unknown	NASDAQ Stock Market
HNRG	Hallador Energy Co COM NPV	CommonStock	NASDAQ Stock Market
HNST	Honest Co Inc (The) COM	CommonStock	NASDAQ Stock Market
HNVR	Hanover Bancorp Inc COM NPV	CommonStock	NASDAQ Stock Market
HODL	VanEck Bitcoin ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
HODU	Direxion Daily HOOD Bull 2X ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
HOFT	Hooker Furnishings Corp COM NPV	CommonStock	NASDAQ Stock Market
HOG	Harley-Davidson, Inc. Common Stock	CommonStock	New York Stock Exchange
HOII	REX HOOD Growth & Income ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
HOLA	J.P. Morgan Exchange-Traded Fund Trust JPMorgan International Hedged Equity Ladd	ExchangeTradedFund	NYSE Arca
HOLD	Harbor ETF Trust Harbor Alpha Layering ETF	ExchangeTradedFund	NYSE Arca
HOLO	MicroCloud Hologram Inc ORD USD0.8	CommonStock	NASDAQ Stock Market
HOLOW	MicroCloud Hologram Inc WT EXP 013128	Warrant	NASDAQ Stock Market
HOMB	Home BancShares, Inc. Common Stock	CommonStock	New York Stock Exchange
HOMZ	ETF Series Solutions Hoya Capital Housing ETF	ExchangeTradedFund	NYSE Arca
HON	Honeywell International Inc COM USD1	CommonStock	NASDAQ Stock Market
HONG	Leverage Shares 2X Long HON Daily ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
HOOD	Robinhood Markets Inc COM CL A	CommonStock	NASDAQ Stock Market
HOOG	Leverage Shares 2X Long HOOD Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
HOOW	Roundhill HOOD WeeklyPay ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
HOOX	Defiance Daily Target 2X Long HOOD ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
HOOY	Tidal Trust II YieldMax HOOD Option Income Strategy ETF	ExchangeTradedFund	NYSE Arca
HOOZ	Tidal Trust II Defiance Daily Target 2X Short HOOD ETF	ExchangeTradedFund	NYSE Arca
HOPE	Hope Bancorp Inc COM USD3	CommonStock	NASDAQ Stock Market
HOUR	Hour Loop Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
HOV	Hovnanian Enterprises, Inc. Class Common Stock	CommonStock	New York Stock Exchange
HOVNP	Hovnanian Enterprises Inc. PFD SER A	PreferredStock	NASDAQ Stock Market
HOVR	New Horizon Aircraft Ltd CL A ORD	CommonStock	NASDAQ Stock Market
HOVRW	New Horizon Aircraft Ltd WT EXP 011128	Warrant	NASDAQ Stock Market
HOWL	Werewolf Therapeutics Inc COM	CommonStock	NASDAQ Stock Market
HOYY	GraniteShares YieldBOOST HOOD ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
HP	Helmerich & Payne, Inc. Common Stock	CommonStock	New York Stock Exchange
HPAI	Helport AI Ltd ORD USD0.0001	CommonStock	NASDAQ Stock Market
HPAIW	Helport AI Ltd WT EXP	Warrant	NASDAQ Stock Market
HPE	Hewlett Packard Enterprise Company Common Stock	CommonStock	New York Stock Exchange
HPEpC	Hewlett Packard Enterprise Company 7.625% Series C Mandatory Convertible Preferr	StructuredProduct	New York Stock Exchange
HPF	John Hancock Preferred Income Fund II Common Shares of Beneficial Interest	Fund	New York Stock Exchange
HPI	John Hancock Preferred Income Fund Common Shares of Beneficial Interest	Fund	New York Stock Exchange
HPK	HighPeak Energy Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
HPP	Hudson Pacific Properties, Inc. Common Stock	CommonStock	New York Stock Exchange
HPPpC	Hudson Pacific Properties, Inc. 4.750% Series C Cumulative Redeemable Preferred Sto	PreferredStock	New York Stock Exchange
HPQ	HP Inc. Common Stock	CommonStock	New York Stock Exchange

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
HPS	John Hancock Preferred Income Fund III Common Shares	Fund	New York Stock Exchange
HQ	Horizon Quantum Holdings Ltd CL A ORD NPV	CommonStock	NASDAQ Stock Market
HQGO	Hartford US Quality Growth ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
HQH	abrdn Healthcare Investors Shares of Beneficial Interest	Fund	New York Stock Exchange
HQI	HireQuest Inc COM USD.001	CommonStock	NASDAQ Stock Market
HQL	abrdn Life Sciences Investors Shares of Beneficial Interest	Fund	New York Stock Exchange
HQWWW	Horizon Quantum Holdings Ltd WT EXP 031931	Warrant	NASDAQ Stock Market
HQY	HealthEquity Inc COM USD.0001	CommonStock	NASDAQ Stock Market
HR	Healthcare Realty Trust Incorporated Class A Common Stock	CommonStock	New York Stock Exchange
HRB	H&R Block, Inc. Common Stock	CommonStock	New York Stock Exchange
HRI	Herc Holdings Inc. Common Stock	CommonStock	New York Stock Exchange
HRL	Hormel Foods Corporation Common Stock	CommonStock	New York Stock Exchange
HRMY	Harmony Biosciences Holdings Inc COM USD.00001	CommonStock	NASDAQ Stock Market
HROW	Harrow Inc COM USD0.001	CommonStock	NASDAQ Stock Market
HRTG	Heritage Insurance Holdings, Inc. Common Stock, par value $0.0001 per share	CommonStock	New York Stock Exchange
HRTS	Tema Heart & Health ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
HRTX	Heron Therapeutics Inc COM USD.01	CommonStock	NASDAQ Stock Market
HRZN	Horizon Technology Finance Corp COM USD0.001	CommonStock	NASDAQ Stock Market
HSAI	Hesai Group ADR	CommonStock	NASDAQ Stock Market
HSBC	HSBC Holdings plc American Depository Shares (each representing 5 Ordinary Shares	AdrCommon	New York Stock Exchange
HSBH	Precidian ETFs Trust HSBC Holdings Plc ADRhedged	ExchangeTradedFund	NYSE Arca
HSCS	HeartSciences Inc COM NPV	CommonStock	NASDAQ Stock Market
HSCSW	HeartSciences Inc WT EXP	Warrant	NASDAQ Stock Market
HSCZ	iShares Trust iShares Currency Hedged MSCI EAFE Small-Cap ETF	ExchangeTradedFund	NYSE Arca
HSDT	Solana Co CL A COM USD0.001	CommonStock	NASDAQ Stock Market
HSHP	Himalaya Shipping Ltd. Common Shares	CommonStock	New York Stock Exchange
HSIC	Henry Schein Inc COM USD.01	CommonStock	NASDAQ Stock Market
HSLV	Highlander Silver Corp. Common Shares	CommonStock	NYSE American
HSMV	First Trust Exchange-Traded Fund III First Trust Horizon Managed Volatility Small/Mid	ExchangeTradedFund	NYSE Arca
HSPT	Horizon Space Acquisition II Corp ORD USD0.0001	CommonStock	NASDAQ Stock Market
HSPTR	Horizon Space Acquisition II Corp. Right	Right	NASDAQ Stock Market
HSPTU	Horizon Space Acquisition II Corp UNIT (1 ORD 1 RT)	Unit	NASDAQ Stock Market
HST	Host Hotels & Resorts Inc COM USD1	CommonStock	NASDAQ Stock Market
HSTM	HealthStream Inc COM NPV	CommonStock	NASDAQ Stock Market
HSY	The Hershey Company Common Stock	CommonStock	New York Stock Exchange
HTAB	Hartford Funds Exchange-Traded Trust Hartford Schroders Tax-Aware Bond ETF	ExchangeTradedFund	NYSE Arca
HTAX	Nomura ETF Trust Nomura National High-Yield Municipal Bond ETF	ExchangeTradedFund	NYSE Arca
HTB	HomeTrust Bancshares, Inc. Common Stock	CommonStock	New York Stock Exchange
HTCO	High-Trend International Group ORD USD0.0025	CommonStock	NASDAQ Stock Market
HTCR	HeartCore Enterprises Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
HTD	John Hancock Tax-Advantaged Dividend Income Fund Common Shares of Beneficial In	Fund	New York Stock Exchange
HTEC	Exchange Traded Concepts Trust Robo Global Healthcare Technology and Innovation	ExchangeTradedFund	NYSE Arca
HTFC	Horizon Technology Finance Corporation 6.25% Notes due 2027	StructuredProduct	New York Stock Exchange
HTFL	Heartflow Inc COM USD0.001	CommonStock	NASDAQ Stock Market
HTGC	Hercules Capital, Inc. Common Shares	CommonStock	New York Stock Exchange
HTH	Hilltop Holdings Inc. Common Stock	CommonStock	New York Stock Exchange
HTHT	H World Group Limited ADR	AdrCommon	NASDAQ Stock Market
HTLD	Heartland Express Inc COM USD.01	CommonStock	NASDAQ Stock Market
HTLM	HomesToLife Ltd ORD USD0.0001	CommonStock	NASDAQ Stock Market
HTO	H2O America COM USD3.125	CommonStock	NASDAQ Stock Market
HTOO	Fusion Fuel Green PLC CL A ORD USD0.0035	CommonStock	NASDAQ Stock Market
HTRB	Hartford Funds Exchange-Traded Trust Hartford Total Return Bond ETF	ExchangeTradedFund	NYSE Arca
HTT	High Templar Tech Limited American depositary shares, each representing one Class A	AdrCommon	New York Stock Exchange
HTUS	Hull Tactical US ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
HTZ	Hertz Global Holdings Inc COM	CommonStock	NASDAQ Stock Market

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
HTZWW	Hertz Global Holdings Inc WT EXP 063051	Warrant	NASDAQ Stock Market
HUBB	Hubbell Incorporated Common Stock	CommonStock	New York Stock Exchange
HUBC	HUB CYBER SECURITY (ISRAEL) LTD ORD	CommonStock	NASDAQ Stock Market
HUBCW	HUB CYBER SECURITY (ISRAEL) LTD WT EXP 022728	Warrant	NASDAQ Stock Market
HUBCZ	HUB CYBER SECURITY (ISRAEL) LTD WT EXP 082227	Warrant	NASDAQ Stock Market
HUBG	Hub Group Inc CL A COM USD.01	CommonStock	NASDAQ Stock Market
HUBS	HubSpot, Inc. Common Stock	CommonStock	New York Stock Exchange
HUDI	Huadi International Group Co Ltd COM USD.0001	CommonStock	NASDAQ Stock Market
HUHU	HUHUTECH International Group Inc ORD USD0.0000025	CommonStock	NASDAQ Stock Market
HUIZ	Huize Holding Ltd ADR	AdrCommon	NASDAQ Stock Market
HULL	Corgi Shipping & Global Logistics ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
HUM	Humana Inc. Common Stock	CommonStock	New York Stock Exchange
HUMA	Humacyte Inc COM	CommonStock	NASDAQ Stock Market
HUMAW	Humacyte Inc WRRTS	Warrant	NASDAQ Stock Market
HUMN	Roundhill Humanoid Robotics ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
HUN	Huntsman Corporation Common Stock	CommonStock	New York Stock Exchange
HURA	TuHURA Biosciences Inc COM	CommonStock	NASDAQ Stock Market
HURC	Hurco Cos Inc COM USD.1	CommonStock	NASDAQ Stock Market
HURN	Huron Consulting Group Inc COM USD.01	CommonStock	NASDAQ Stock Market
HUSV	First Trust Exchange-Traded Fund III First Trust Horizon Managed Volatility Domestic	ExchangeTradedFund	NYSE Arca
HUT	Hut 8 Corp COM	CommonStock	NASDAQ Stock Market
HUTG	Leverage Shares 2X Long HUT Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
HUYA	HUYA Inc. American Depositary Shares, each representing one Class A Ordinary Share	AdrCommon	New York Stock Exchange
HVAC	AdvisorShares Trust AdvisorShares HVAC AND Industrials ETF	ExchangeTradedFund	NYSE Arca
HVII	Hennessy Capital Investment Corp VII CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
HVIIR	Hennessy Capital Investment Corp. VII Rights	Right	NASDAQ Stock Market
HVIIU	Hennessy Capital Investment Corp VII UNIT(1 CLA 1RT)	Unit	NASDAQ Stock Market
HVMC	Highview Merger Corp CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
HVMCU	Highview Merger Corp UNIT (1CLA 1/2 WT)	Unit	NASDAQ Stock Market
HVMCW	Highview Merger Corp WRRTS	Warrant	NASDAQ Stock Market
HVT	Haverty Furniture Companies, Inc. Common Stock	CommonStock	New York Stock Exchange
HVT.A	Haverty Furniture Companies, Inc. Class A Common Stock	CommonStock	New York Stock Exchange
HWAY	Themes US Infrastructure ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
HWBK	Hawthorn Bancshares Inc COM USD1.0	CommonStock	NASDAQ Stock Market
HWC	Hancock Whitney Corp COM USD3.33	CommonStock	NASDAQ Stock Market
HWCPZ	Hancock Whitney Corp 6.25 Subordinated Notes due 2060 STRUCT PROD	Unknown	NASDAQ Stock Market
HWH	HWH International Inc COM	CommonStock	NASDAQ Stock Market
HWKN	Hawkins Inc COM USD.1	CommonStock	NASDAQ Stock Market
HWM	Howmet Aerospace Inc. Common Stock	CommonStock	New York Stock Exchange
HWSM	Hotchkis & Wiley SMID Cap Diversified Value Fund ETF	Unknown	NASDAQ Stock Market
HXHX	Haoxin Holdings Ltd CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
HXL	Hexcel Corporation Common Stock	CommonStock	New York Stock Exchange
HY	Hyster-Yale, Inc. Class A common stock	CommonStock	New York Stock Exchange
HYBB	iShares Trust iShares BB Rated Corporate Bond ETF	ExchangeTradedFund	NYSE Arca
HYBI	NEOS Enhanced Income Credit Select ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
HYBL	State Street Blackstone High Income ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
HYBX	TCW ETF Trust TCW High Yield Bond ETF	ExchangeTradedFund	New York Stock Exchange
HYD	VanEck High Yield Muni ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
HYDB	iShares High Yield Systematic Bond ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
HYDR	Global X Funds - Global X Hydrogen ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
HYDW	DBX ETF Trust Xtrackers Low Beta High Yield Bond ETF	ExchangeTradedFund	NYSE Arca
HYEM	VanEck ETF Trust VanEck Emerging Markets High Yield Bond ETF	ExchangeTradedFund	NYSE Arca
HYFI	AB Active ETFs, Inc. AB High Yield ETF	ExchangeTradedFund	NYSE Arca
HYFM	Hydrofarm Holdings Group Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
HYFT	MindWalk Holdings Corp COM	CommonStock	NASDAQ Stock Market

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
HYG	iShares Trust iShares iBoxx $ High Yield Corporate Bond ETF	ExchangeTradedFund	NYSE Arca
HYGH	iShares U.S. ETF Trust iShares Interest Rate Hedged High Yield Bond ETF	ExchangeTradedFund	NYSE Arca
HYGM	Amplify HYG High Yield 10 Target Income ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
HYGV	FlexShares Trust FlexShares High Yield Value-Scored Bond Index Fund	ExchangeTradedFund	NYSE Arca
HYGW	iShares High Yield Corporate Bond BuyWrite Strategy ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
HYHG	ProShares High Yield-Interest Rate Hedged ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
HYI	Western Asset High Yield Opportunity Fund Inc. Common Stock	Fund	New York Stock Exchange
HYIN	WisdomTree Private Credit and Alternative Income Fund ETF	ExchangeTradedFund	CBOE BZX Exchange
HYLB	DBX ETF Trust Xtrackers USD High Yield Corporate Bond ETF	ExchangeTradedFund	NYSE Arca
HYLN	Hyliion Holdings Corp. Common Stock	CommonStock	NYSE American
HYLS	First Trust Tactical High Yield ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
HYMB	SPDR Series Trust State Street SPDR Nuveen ICE High Yield Municipal Bond ETF	ExchangeTradedFund	NYSE Arca
HYMC	Hycroft Mining Holding Corp COM	CommonStock	NASDAQ Stock Market
HYNE	Hoyne Bancorp Inc COM USD0.01	CommonStock	NASDAQ Stock Market
HYP	Golden Eagle Dynamic Hypergrowth ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
HYPD	Hyperion DeFi Inc COM 0.0001	CommonStock	NASDAQ Stock Market
HYPG	Grayscale Hyperliquid Staking ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
HYPR	Hyperfine Inc COM CL A	CommonStock	NASDAQ Stock Market
HYS	PIMCO ETF Trust PIMCO 0-5 Year High Yield Corporate Bond Index Exchange-Traded F	ExchangeTradedFund	NYSE Arca
HYSA	BondBloxx ETF Trust BondBloxx USD High Yield Bond Sector Rotation ETF	ExchangeTradedFund	NYSE Arca
HYSD	Columbia ETF Trust I Columbia Short Duration High Yield ETF	ExchangeTradedFund	NYSE Arca
HYT	BlackRock Corporate High Yield Fund, Inc. Common Stock, $.10 par value	Fund	New York Stock Exchange
HYTI	First Trust Exchange-Traded Fund IV FT Vest High Yield & Target Income ETF	ExchangeTradedFund	NYSE Arca
HYTR	Northern Lights Fund Trust III Counterpoint High Yield Trend ETF	ExchangeTradedFund	New York Stock Exchange
HYUP	DBX ETF Trust Xtrackers High Beta High Yield Bond ETF	ExchangeTradedFund	NYSE Arca
HYXF	iShares ESG Advanced High Yield Corporate Bond ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
HYZD	WisdomTree Trust WisdomTree Interest Rate Hedged High Yield Bond Fund ETF	ExchangeTradedFund	NASDAQ Stock Market
HZO	MarineMax, Inc. Common Stock	CommonStock	New York Stock Exchange
IACO	Idea Acquisition Corp CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
IACOU	Idea Acquisition Corp UNIT (1CLA 1/3 WT)	Unit	NASDAQ Stock Market
IACOW	Idea Acquisition Corp WT EXP 010631	Warrant	NASDAQ Stock Market
IACQU	Irenic Acquisition Corp UNIT (1CLA 1/3WT)	Unit	NASDAQ Stock Market
IAE	Voya Asia Pacific High Dividend Equity Income Fund Common Shares of Beneficial Inte	Fund	New York Stock Exchange
IAF	abrdn Australia Equity Fund, Inc. Common Stock	Fund	NYSE American
IAG	IAMGOLD Corporation Common Shares	CommonStock	New York Stock Exchange
IAGG	iShares Core International Aggregate Bond ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
IAI	iShares Trust iShares U.S. Broker-Dealers & Securities Exchanges ETF	ExchangeTradedFund	NYSE Arca
IAK	iShares Trust iShares U.S. Insurance ETF	ExchangeTradedFund	NYSE Arca
IALT	iShares Systematic Alternatives Active ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
IAPR	Innovator ETFs Trust Innovator International Developed Power Buffer ETF - April	ExchangeTradedFund	NYSE Arca
IART	Integra LifeSciences Holdings Corp COM USD.01	CommonStock	NASDAQ Stock Market
IAT	iShares Trust iShares U.S. Regional Banks ETF	ExchangeTradedFund	NYSE Arca
IAU	iShares Gold Trust Shares of the iShares Gold Trust	ExchangeTradedVehicle	NYSE Arca
IAUG	Innovator ETFs Trust Innovator International Developed Power Buffer ETF - August	ExchangeTradedFund	NYSE Arca
IAUI	NEOS Gold High Income ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
IAUM	iShares Gold Trust Micro Shares representing units of fractional undivided beneficial i	ExchangeTradedVehicle	NYSE Arca
IAUX	i-80 Gold Corp. Common Shares	CommonStock	NYSE American
IAUX.WS	i-80 Gold Corp. Warrants, each warrant exercisable for one Common Share at an exer	Warrant	NYSE American
IBAC	IB Acquisition Corp COM USD0.0001	CommonStock	NASDAQ Stock Market
IBACR	IB Acquisition Corp. Right	Right	NASDAQ Stock Market
IBAT	iShares Energy Storage & Materials ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
IBB	iShares Biotechnology ETF BIOTECHNOLOGY INDEX	ExchangeTradedFund	NASDAQ Stock Market
IBBQ	Invesco Nasdaq Biotechnology ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
IBCA	iShares Trust iShares iBonds Dec 2035 Term Corporate ETF	ExchangeTradedFund	NYSE Arca
IBCB	iShares Trust iShares iBonds Dec 2036 Term Corporate ETF	ExchangeTradedFund	NYSE Arca

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
IBCP	Independent Bank Corp COM NPV	CommonStock	NASDAQ Stock Market
IBD	Northern Lights Fund Trust IV Inspire Corporate Bond ETF	ExchangeTradedFund	NYSE Arca
IBDR	iShares Trust iShares iBonds Dec 2026 Term Corporate ETF	ExchangeTradedFund	NYSE Arca
IBDS	iShares Trust iShares iBonds Dec 2027 Term Corporate ETF	ExchangeTradedFund	NYSE Arca
IBDT	iShares Trust iShares iBonds Dec 2028 Term Corporate ETF	ExchangeTradedFund	NYSE Arca
IBDU	iShares Trust iShares iBonds Dec 2029 Term Corporate ETF	ExchangeTradedFund	NYSE Arca
IBDV	iShares Trust iShares iBonds Dec 2030 Term Corporate ETF	ExchangeTradedFund	NYSE Arca
IBDW	iShares Trust iShares iBonds Dec 2031 Term Corporate ETF	ExchangeTradedFund	NYSE Arca
IBDX	iShares Trust iShares iBonds Dec 2032 Term Corporate ETF	ExchangeTradedFund	NYSE Arca
IBDY	iShares Trust iShares iBonds Dec 2033 Term Corporate ETF	ExchangeTradedFund	NYSE Arca
IBDZ	iShares Trust iShares iBonds Dec 2034 Term Corporate ETF	ExchangeTradedFund	NYSE Arca
IBEX	IBEX Ltd COM	CommonStock	NASDAQ Stock Market
IBFR	Innovator ETFs Trust Innovator International Developed Managed 10 Buffer ETF	ExchangeTradedFund	NYSE Arca
IBG	Innovation Beverage Group Ltd ORD NPV	CommonStock	NASDAQ Stock Market
IBGA	iShares iBonds Dec 2044 Term Treasury ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
IBGB	iShares iBonds Dec 2045 Term Treasury ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
IBGC	iShares iBonds Dec 2046 Term Treasury ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
IBGK	iShares iBonds Dec 2054 Term Treasury ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
IBGL	iShares iBonds Dec 2055 Term Treasury ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
IBGM	iShares iBonds Dec 2056 Term Treasury ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
IBHF	iShares iBonds 2026 Term High Yield and Income ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
IBHG	iShares iBonds 2027 Term High Yield and Income ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
IBHH	iShares iBonds 2028 Term High Yield and Income ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
IBHI	iShares iBonds 2029 Term High Yield and Income ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
IBHJ	iShares iBonds 2030 Term High Yield and Income ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
IBHK	iShares iBonds 2031 Term High Yield and Income ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
IBHL	iShares iBonds 2032 Term High Yield and Income ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
IBHM	iShares iBonds 2033 Term High Yield and Income ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
IBIC	iShares Trust iShares iBonds Oct 2026 Term TIPS ETF	ExchangeTradedFund	NYSE Arca
IBID	iShares Trust iShares iBonds Oct 2027 Term TIPS ETF	ExchangeTradedFund	NYSE Arca
IBIE	iShares Trust iShares iBonds Oct 2028 Term TIPS ETF	ExchangeTradedFund	NYSE Arca
IBIF	iShares Trust iShares iBonds Oct 2029 Term TIPS ETF	ExchangeTradedFund	NYSE Arca
IBIG	iShares Trust iShares iBonds Oct 2030 Term TIPS ETF	ExchangeTradedFund	NYSE Arca
IBIH	iShares Trust iShares iBonds Oct 2031 Term TIPS ETF	ExchangeTradedFund	NYSE Arca
IBII	iShares Trust iShares iBonds Oct 2032 Term TIPS ETF	ExchangeTradedFund	NYSE Arca
IBIJ	iShares Trust iShares iBonds Oct 2033 Term TIPS ETF	ExchangeTradedFund	NYSE Arca
IBIK	iShares Trust iShares iBonds Oct 2034 Term TIPS ETF	ExchangeTradedFund	NYSE Arca
IBIL	iShares Trust iShares iBonds Oct 2035 Term TIPS ETF	ExchangeTradedFund	NYSE Arca
IBIM	iShares Trust iShares iBonds Oct 2036 Term TIPS ETF	ExchangeTradedFund	NYSE Arca
IBIO	iBio Inc COM USD.001	CommonStock	NASDAQ Stock Market
IBIT	iShares Bitcoin Trust ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
IBKR	Interactive Brokers Group Inc CL A COM USD.01	CommonStock	NASDAQ Stock Market
IBLC	iShares Trust iShares Blockchain and Tech ETF	ExchangeTradedFund	NYSE Arca
IBM	International Business Machines Corporation Capital Stock	CommonStock	New York Stock Exchange
IBMO	iShares Trust - iShares iBonds Dec 2026 Term Muni Bond ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
IBMP	iShares Trust - iShares iBonds Dec 2027 Term Muni Bond ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
IBMQ	iShares Trust - iShares iBonds Dec 2028 Term Muni Bond ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
IBMR	iShares iBonds Dec 2029 Term Muni Bond ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
IBMS	iShares iBonds Dec 2030 Term Muni Bond ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
IBMT	iShares iBonds Dec 2031 Term Muni Bond ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
IBMU	iShares iBonds Dec 2032 Term Muni Bond ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
IBMV	iShares iBonds Dec 2033 Term Muni Bond ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
IBMW	iShares iBonds Dec 2034 Term Muni Bond ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
IBMX	iShares iBonds Dec 2035 Term Muni Bond ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
IBN	ICICI Bank Limited American Depositary Shares(Each representing 2 Equity Shares)	AdrCommon	New York Stock Exchange

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
IBND	SPDR Series Trust State Street SPDR Bloomberg International Corporate Bond ETF	ExchangeTradedFund	NYSE Arca
IBO	Impact BioMedical, Inc. Common Stock	CommonStock	NYSE American
IBOC	International Bancshares Corp COM USD1	CommonStock	NASDAQ Stock Market
IBOT	VanEck Robotics ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
IBP	Installed Building Products, Inc. Common stock, $0.01 par value per share	CommonStock	New York Stock Exchange
IBRN	iShares Trust iShares Neuroscience and Healthcare ETF	ExchangeTradedFund	NYSE Arca
IBRX	ImmunityBio Inc COM	CommonStock	NASDAQ Stock Market
IBTA	Ibotta, Inc. Class A Common Stock	CommonStock	New York Stock Exchange
IBTG	iShares iBonds Dec 2026 Term Treasury ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
IBTH	iShares iBonds Dec 2027 Term Treasury ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
IBTI	iShares iBonds Dec 2028 Term Treasury ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
IBTJ	iShares iBonds Dec 2029 Term Treasury ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
IBTK	iShares iBonds Dec 2030 Term Treasury ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
IBTL	iShares iBonds Dec 2031 Term Treasury ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
IBTM	iShares iBonds Dec 2032 Term Treasury ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
IBTO	iShares iBonds Dec 2033 Term Treasury ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
IBTP	iShares iBonds Dec 2034 Term Treasury ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
IBTQ	iShares iBonds Dec 2035 Term Treasury ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
IBTR	iShares iBonds Dec 2036 Term Treasury ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
IBUF	Innovator ETFs Trust Innovator International Developed 10 Buffer ETF - Quarterly	ExchangeTradedFund	NYSE Arca
IBUY	Amplify ETF Trust Amplify Online Retail ETF	ExchangeTradedFund	NYSE Arca
IBX	Tradr 2X Long IBM Daily ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
ICAP	Series Portfolios Trust Infrastructure Capital Equity Income ETF	ExchangeTradedFund	NYSE Arca
ICCC	ImmuCell Corp COM USD.1	CommonStock	NASDAQ Stock Market
ICCM	IceCure Medical Ltd ORD	CommonStock	NASDAQ Stock Market
ICE	Intercontinental Exchange, Inc. Common Stock	CommonStock	New York Stock Exchange
ICF	iShares Select U.S. REIT ETF REALTY MAJORS INDEX	ExchangeTradedFund	CBOE BZX Exchange
ICFI	ICF International Inc COM USD.001	CommonStock	NASDAQ Stock Market
ICG	Intchains Group Ltd ADS	AdrCommon	NASDAQ Stock Market
ICHR	Ichor Holdings Ltd COM USD.0001	CommonStock	NASDAQ Stock Market
ICL	ICL Group Ltd. Ordinary Shares	CommonStock	New York Stock Exchange
ICLN	iShares Global Clean Energy ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
ICLO	Invesco AAA CLO Floating Rate Note ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
ICLR	ICON Public Limited Company COM EUR.06	CommonStock	NASDAQ Stock Market
ICMB	Investcorp Credit Management BDC Inc COM USD.001	CommonStock	NASDAQ Stock Market
ICOI	Bitwise Funds Trust Bitwise COIN Option Income Strategy ETF	ExchangeTradedFund	NYSE Arca
ICON	Icon Energy Corp COM	CommonStock	NASDAQ Stock Market
ICOP	iShares Copper and Metals Mining ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
ICOW	Pacer Developed Markets International Cash Cows 100 ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
ICPI	iShares Trust iShares 0-1 Year TIPS Bond ETF	ExchangeTradedFund	NYSE Arca
ICPY	The RBB Fund Trust Tweedy, Browne International Insider + Value ETF	ExchangeTradedFund	NYSE Arca
ICRC	Bitwise Funds Trust Bitwise CRCL Option Income Strategy ETF	ExchangeTradedFund	NYSE Arca
ICRpA	InPoint Commercial Real Estate Income, Inc. Series A Cumulative Redeemable Preferr	PreferredStock	New York Stock Exchange
ICSH	iShares Ultra Short Duration Bond Active ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
ICU	SeaStar Medical Holding Corp COM CL A	CommonStock	NASDAQ Stock Market
ICUCW	SeaStar Medical Holding Corp WT EXP 012626	Warrant	NASDAQ Stock Market
ICUI	ICU Medical Inc COM USD.1	CommonStock	NASDAQ Stock Market
ICVT	iShares Convertible Bond ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
IDA	IDACORP, Inc. Common Stock	CommonStock	New York Stock Exchange
IDACU	Iron Dome Acquisition I Corp UNITS (1ORD 1/2WRT)	Unit	NASDAQ Stock Market
IDAI	T Stamp Inc COM CL A	CommonStock	NASDAQ Stock Market
IDCC	InterDigital Inc COM USD.01	CommonStock	NASDAQ Stock Market
IDE	Voya Infrastructure, Industrials and Materials Fund Common Shares of Beneficial Inte	Fund	New York Stock Exchange
IDEC	Innovator ETFs Trust Innovator International Developed Power Buffer ETF - Decembe	ExchangeTradedFund	NYSE Arca
IDEF	iShares Defense Industrials Active ETF ETF	ExchangeTradedFund	NASDAQ Stock Market

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
IDEQ	Lazard Active ETF Trust Lazard International Dynamic Equity ETF	ExchangeTradedFund	NYSE Arca
IDEV	iShares Trust iShares Core MSCI International Developed Markets ETF	ExchangeTradedFund	NYSE Arca
IDGT	iShares Trust iShares U.S. Digital Infrastructure and Real Estate ETF	ExchangeTradedFund	NYSE Arca
IDHQ	Invesco Exchange-Traded Fund Trust II Invesco S&P International Developed Quality E	ExchangeTradedFund	NYSE Arca
IDJN	Corgi International Developed Equities 15 Structured Buffer ETF - June Series ETF	ExchangeTradedFund	CBOE BZX Exchange
IDLV	Invesco Exchange-Traded Fund Trust II Invesco S&P International Developed Low Vola	ExchangeTradedFund	NYSE Arca
IDMO	Invesco Exchange-Traded Fund Trust II Invesco S&P International Developed Moment	ExchangeTradedFund	NYSE Arca
IDMY	Corgi International Developed Equities 15 Structured Buffer ETF - May Series ETF	ExchangeTradedFund	CBOE BZX Exchange
IDN	Intellicheck Inc COM USD.001	CommonStock	NASDAQ Stock Market
IDNA	iShares Trust iShares Genomics Immunology and Healthcare ETF	ExchangeTradedFund	NYSE Arca
IDOG	ALPS ETF Trust ALPS International Sector Dividend Dogs ETF	ExchangeTradedFund	NYSE Arca
IDR	Idaho Strategic Resources, Inc. Common Stock	CommonStock	NYSE American
IDRV	iShares Trust iShares Self-Driving EV and Tech ETF	ExchangeTradedFund	NYSE Arca
IDT	IDT Corporation Class B Common Stock	CommonStock	New York Stock Exchange
IDU	iShares Trust iShares U.S. Utilities ETF	ExchangeTradedFund	NYSE Arca
IDUB	Aptus International Enhanced Yield ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
IDV	iShares International Select Dividend ETF EPAC SEL DIV FD	ExchangeTradedFund	CBOE BZX Exchange
IDVO	Amplify ETF Trust Amplify CWP International Enhanced Dividend Income ETF	ExchangeTradedFund	NYSE Arca
IDVY	First Trust International Rising Dividend Achievers ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
IDVZ	Opal International Dividend Income ETF (The) ETF	ExchangeTradedFund	CBOE BZX Exchange
IDX	VanEck ETF Trust VanEck Indonesia Index ETF	ExchangeTradedFund	NYSE Arca
IDXX	IDEXX Laboratories Inc COM USD.1	CommonStock	NASDAQ Stock Market
IDYA	IDEAYA Biosciences Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
IDYN	BlackRock ETF Trust iShares International Equity Factor Rotation Active ETF	ExchangeTradedFund	NYSE Arca
IE	Ivanhoe Electric Inc. Common Stock	CommonStock	NYSE American
IEAG	Infinite Eagle Acquisition Corp CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
IEAGR	Infinite Eagle Acquisition Corp. Rights	Right	NASDAQ Stock Market
IEAGU	Infinite Eagle Acquisition Corp UNIT (1CLA 1 RT)	Unit	NASDAQ Stock Market
IEDI	iShares U.S. Consumer Focused ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
IEF	iShares 7-10 Year Treasury Bond ETF TR 7-10YR TR BD	ExchangeTradedFund	NASDAQ Stock Market
IEFA	iShares Core MSCI EAFE ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
IEI	iShares 3-7 Year Treasury Bond ETF 3-7 YEAR TREAS	ExchangeTradedFund	NASDAQ Stock Market
IEMG	iShares Inc. iShares Core MSCI Emerging Markets ETF	ExchangeTradedFund	NYSE Arca
IEO	iShares U.S. Oil & Gas Exploration & Production ETF DJ OIL & GAS EXPL	ExchangeTradedFund	CBOE BZX Exchange
IEP	Icahn Enterprises LP CL B LP DEP UNTS NPV	CommonStock	NASDAQ Stock Market
IESC	IES Holdings Inc COM USD.01	CommonStock	NASDAQ Stock Market
IETC	iShares US Tech Independence Focused ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
IETH	Bitwise Funds Trust Bitwise Ethereum Option Income Strategy ETF	ExchangeTradedFund	NYSE Arca
IEUR	iShares Trust iShares Core MSCI Europe ETF	ExchangeTradedFund	NYSE Arca
IEUS	iShares MSCI Europe Small-Cap ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
IEV	iShares Trust iShares Europe ETF	ExchangeTradedFund	NYSE Arca
IEX	IDEX Corporation Common Stock	CommonStock	New York Stock Exchange
IEZ	iShares Trust iShares U.S. Oil Equipment & Services ETF	ExchangeTradedFund	NYSE Arca
IFBD	Infobird Co Ltd ORD	CommonStock	NASDAQ Stock Market
IFEB	Innovator ETFs Trust Innovator International Developed Power Buffer ETF - February	ExchangeTradedFund	NYSE Arca
IFED	UBS AG ETRACS IFED Invest with the Fed TR Index ETN	ExchangeTradedNote	NYSE Arca
IFF	International Flavors & Fragrances Inc. Common Stock	CommonStock	New York Stock Exchange
IFGL	iShares International Developed Real Estate ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
IFLN	Invesco Exchange-Traded Fund Trust II Invesco Bloomberg Enhanced Fallen Angels ET	ExchangeTradedFund	NYSE Arca
IFLO	VictoryShares International Free Cash Flow ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
IFLR	Innovator ETFs Trust Innovator International Developed Managed Floor ETF	ExchangeTradedFund	NYSE Arca
IFN	Aberdeen India Fund, Inc. Common Stock	Fund	New York Stock Exchange
IFRA	iShares US Infrastructure ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
IFRX	InflaRx NV COM	CommonStock	NASDAQ Stock Market
IFS	Intercorp Financial Services Inc. Common Shares	CommonStock	New York Stock Exchange

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
IFV	First Trust Dorsey Wright International Focus 5 ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
IG	Principal Investment Grade Corporate ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
IGA	Voya Global Advantage and Premium Opportunity Fund Common Shares of Beneficia	Fund	New York Stock Exchange
IGAC	Invest Green Acquisition Corp CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
IGACR	Invest Green Acquisition Corporation Rights	Right	NASDAQ Stock Market
IGACU	Invest Green Acquisition Corp UNIT (1CLA 1 RT)	Unit	NASDAQ Stock Market
IGBH	iShares U.S. ETF Trust iShares Interest Rate Hedged Long-Term Corporate Bond ETF	ExchangeTradedFund	NYSE Arca
IGC	IGC Pharma, Inc. Common Stock	CommonStock	NYSE American
IGCB	TCW ETF Trust TCW Corporate Bond ETF	ExchangeTradedFund	New York Stock Exchange
IGD	Voya Global Equity Dividend and Premium Opportunity Fund Common Shares of Bene	Fund	New York Stock Exchange
IGE	iShares North American Natural Resources ETF GOLD SAC NAT RES IDX	ExchangeTradedFund	CBOE BZX Exchange
IGEB	iShares Investment Grade Systematic Bond ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
IGF	iShares Global Infrastructure ETF MSCI S&P GLBL	ExchangeTradedFund	NASDAQ Stock Market
IGGY	AB Active ETFs, Inc. AB International Growth ETF	ExchangeTradedFund	NYSE Arca
IGHG	ProShares Investment Grade-Interest Rate Hedged ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
IGI	Western Asset Investment Grade Opportunity Trust Inc. Common Stock	Fund	New York Stock Exchange
IGIB	iShares 5-10 Year Investment Grade Corp Bond ETF INTERMEDIATE CR BOND	ExchangeTradedFund	NASDAQ Stock Market
IGIC	International General Insurance Holdings Ltd COM	CommonStock	NASDAQ Stock Market
IGLB	iShares Trust iShares 10+ Year Investment Grade Corporate Bond ETF	ExchangeTradedFund	NYSE Arca
IGLD	FT Vest Gold Strategy Target Income ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
IGM	iShares Trust iShares Expanded Tech Sector ETF	ExchangeTradedFund	NYSE Arca
IGME	Bitwise Funds Trust Bitwise GME Option Income Strategy ETF	ExchangeTradedFund	NYSE Arca
IGOV	iShares International Treasury Bond ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
IGPT	Invesco Exchange-Traded Fund Trust Invesco AI and Next Gen Software ETF	ExchangeTradedFund	NYSE Arca
IGR	CBRE Global Real Estate Income Fund Common Shares of Beneficial Interest	Fund	New York Stock Exchange
IGRO	iShares International Dividend Growth ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
IGSB	iShares 1-5 Year Investment Grade Corp Bond ETF 1-3 YEAR CREDIT BOND	ExchangeTradedFund	NASDAQ Stock Market
IGTR	Innovator ETFs Trust Innovator Gradient Tactical Rotation Strategy ETF	ExchangeTradedFund	NYSE Arca
IGV	IShares Expanded Tech-Software Sector ETF SOFTWARE INDEX FD	ExchangeTradedFund	CBOE BZX Exchange
IH	iHuman Inc. American depositary shares, each representing five Class A ordinary shar	AdrCommon	New York Stock Exchange
IHAK	iShares Trust iShares Cybersecurity and Tech ETF	ExchangeTradedFund	NYSE Arca
IHD	Voya Emerging Markets High Income Dividend Equity Fund Common Shares $0.01 pa	Fund	New York Stock Exchange
IHDG	WisdomTree Trust WisdomTree International Hedged Quality Dividend Growth Fund	ExchangeTradedFund	NYSE Arca
IHE	iShares Trust iShares U.S. Pharmaceuticals ETF	ExchangeTradedFund	NYSE Arca
IHF	iShares Trust iShares U.S. Healthcare Providers ETF	ExchangeTradedFund	NYSE Arca
IHG	InterContinental Hotels Group PLC American Depositary Share (each representing on	AdrCommon	New York Stock Exchange
IHI	iShares Trust iShares U.S. Medical Devices ETF	ExchangeTradedFund	NYSE Arca
IHRT	iHeartMedia Inc CL A COM	CommonStock	NASDAQ Stock Market
IHS	IHS Holding Limited Ordinary Shares	CommonStock	New York Stock Exchange
IHT	InnSuites Hospitality Trust Common Shares of Beneficial Interest	CommonStock	NYSE American
IHY	VanEck ETF Trust VanEck International High Yield Bond ETF	ExchangeTradedFund	NYSE Arca
IIF	Morgan Stanley India Investment Fund, Inc. Common Stock	Fund	New York Stock Exchange
IIGD	Invesco Exchange-Traded Self-Indexed Fund Trust Invesco Investment Grade Defensiv	ExchangeTradedFund	NYSE Arca
III	Information Services Group Inc COM USD.001	CommonStock	NASDAQ Stock Market
IIIN	Insteel Industries, Inc. Common Stock	CommonStock	New York Stock Exchange
IIIV	i3 Verticals Inc COM CL A	CommonStock	NASDAQ Stock Market
IIM	Invesco Value Municipal Income Trust Common Shares of Beneficial Interest	Fund	New York Stock Exchange
IIPR	Innovative Industrial Properties, Inc. Common Stock	CommonStock	New York Stock Exchange
IIPRpA	Innovative Industrial Properties, Inc. 9.00% Series A Cumulative Redeemable Preferre	PreferredStock	New York Stock Exchange
IJAN	Innovator ETFs Trust Innovator International Developed Power Buffer ETF - January	ExchangeTradedFund	NYSE Arca
IJH	iShares Trust iShares Core S&P Mid-Cap ETF	ExchangeTradedFund	NYSE Arca
IJJ	iShares Trust iShares S&P Mid-Cap 400 Value ETF	ExchangeTradedFund	NYSE Arca
IJK	iShares Trust iShares S&P Mid-Cap 400 Growth ETF	ExchangeTradedFund	NYSE Arca
IJR	iShares Trust iShares Core S&P Small-Cap ETF	ExchangeTradedFund	NYSE Arca
IJS	iShares Trust iShares S&P Small-Cap 600 Value ETF	ExchangeTradedFund	NYSE Arca

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
IJT	iShares S&P Small-Cap 600 Growth ETF S&P SMLCP GROW	ExchangeTradedFund	NASDAQ Stock Market
IJUL	Innovator ETFs Trust Innovator International Developed Power Buffer ETF - July	ExchangeTradedFund	NYSE Arca
IJUN	Innovator ETFs Trust Innovator International Developed Power Buffer ETF - June	ExchangeTradedFund	NYSE Arca
IKT	Inhibikase Therapeutics Inc COM	CommonStock	NASDAQ Stock Market
ILAG	Intelligent Living Application Group Inc COM USD.001	AdrCommon	NASDAQ Stock Market
ILCB	iShares Trust iShares Morningstar U.S. Equity ETF	ExchangeTradedFund	NYSE Arca
ILCG	iShares Trust iShares Morningstar Growth ETF	ExchangeTradedFund	NYSE Arca
ILCV	iShares Trust iShares Morningstar Value ETF	ExchangeTradedFund	NYSE Arca
ILDR	First Trust Exchange-Traded Fund VIII First Trust Innovation Leaders ETF	ExchangeTradedFund	NYSE Arca
ILF	iShares Trust iShares Latin America 40 ETF	ExchangeTradedFund	NYSE Arca
ILIT	iShares Lithium Miners and Producers ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
ILLR	Triller Group Inc COM USD0.001	CommonStock	NASDAQ Stock Market
ILLRW	Triller Group Inc WT EXP 031527	Warrant	NASDAQ Stock Market
ILLU	Illumination Acquisition Corp I CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
ILLUU	Illumination Acquisition Corp I UNIT (1 CLA 1/3 WT)	Unit	NASDAQ Stock Market
ILLUW	Illumination Acquisition Corp I WT EXP 122331	Warrant	NASDAQ Stock Market
ILMN	Illumina Inc COM USD.01	CommonStock	NASDAQ Stock Market
ILOW	AB Active ETFs, Inc. AB International Low Volatility Equity ETF	ExchangeTradedFund	NYSE Arca
ILPT	Industrial Logistics Properties Trust COM	Fund	NASDAQ Stock Market
ILS	ETF Opportunities Trust Brookmont Catastrophic Bond ETF	ExchangeTradedFund	NYSE Arca
ILTB	iShares Trust iShares Core 10+ Year USD Bond ETF	ExchangeTradedFund	NYSE Arca
IMA	ImageneBio Inc COM	CommonStock	NASDAQ Stock Market
IMAR	Innovator ETFs Trust Innovator International Developed Power Buffer ETF - March	ExchangeTradedFund	NYSE Arca
IMAX	IMAX Corporation Common Shares	CommonStock	New York Stock Exchange
IMAY	Innovator ETFs Trust Innovator International Developed Power Buffer ETF - May	ExchangeTradedFund	NYSE Arca
IMCB	iShares Trust iShares Morningstar Mid-Cap ETF	ExchangeTradedFund	NYSE Arca
IMCC	IM Cannabis Corp COM	CommonStock	NASDAQ Stock Market
IMCG	iShares Trust iShares Morningstar Mid-Cap Growth ETF	ExchangeTradedFund	NYSE Arca
IMCR	Immunocore Holdings plc ADR	AdrCommon	NASDAQ Stock Market
IMCV	iShares Morningstar Mid-Cap Value ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
IMDX	Insight Molecular Diagnostics Inc COM NPV	CommonStock	NASDAQ Stock Market
IMF	Invesco Managed Futures Strategy ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
IMFL	Invesco International Developed Dynamic Multifactor ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
IMKTA	Ingles Markets Inc CL A COM USD.05	CommonStock	NASDAQ Stock Market
IMMP	Immutep Ltd ADR	AdrCommon	NASDAQ Stock Market
IMMR	Immersion Corp COM USD.001	CommonStock	NASDAQ Stock Market
IMMX	Immix Biopharma Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
IMNM	Immunome Inc COM USD.0001	CommonStock	NASDAQ Stock Market
IMNN	Imunon Inc COM USD.01	CommonStock	NASDAQ Stock Market
IMO	Imperial Oil Limited Common Stock	CommonStock	NYSE American
IMOM	Alpha Architect International Quantitative Momentum ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
IMOS	ChipMOS TECHNOLOGIES INC ADR	AdrCommon	NASDAQ Stock Market
IMPP	Imperial Petroleum Inc COM	CommonStock	NASDAQ Stock Market
IMPPP	Imperial Petroleum Inc 8.75% CUM PFD A	Unknown	NASDAQ Stock Market
IMRA	Bitwise Funds Trust Bitwise MARA Option Income Strategy ETF	ExchangeTradedFund	NYSE Arca
IMRN	Immuron Ltd SPONSORED ADR	AdrCommon	NASDAQ Stock Market
IMRX	Immuneering Corp COM CL A	CommonStock	NASDAQ Stock Market
IMSR	Terrestrial Energy Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
IMSRW	Terrestrial Energy Inc WT EXP 10/28/2030	Warrant	NASDAQ Stock Market
IMST	Bitwise Funds Trust Bitwise MSTR Option Income Strategy ETF	ExchangeTradedFund	NYSE Arca
IMTB	iShares Trust iShares Core 5-10 Year USD Bond ETF	ExchangeTradedFund	NYSE Arca
IMTE	Integrated Media Technology Limited ORD SHS	CommonStock	NASDAQ Stock Market
IMTG	Invesco Agency MBS ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
IMTM	iShares Trust iShares MSCI Intl Momentum Factor ETF	ExchangeTradedFund	NYSE Arca
IMTX	Immatics NV COM	CommonStock	NASDAQ Stock Market

Pearl Equities Securities List as of 6/4/2026			
Symbol	**Security Name**	**Security Class**	**Listed Exchange**
IMUX	Immunic Inc COM	CommonStock	NASDAQ Stock Market
IMVP	Invesco India Exchange-Traded Fund Trust Invesco India ETF	ExchangeTradedFund	NYSE Arca
IMVT	Immunovant Inc COM	CommonStock	NASDAQ Stock Market
IMXI	International Money Express Inc COM	CommonStock	NASDAQ Stock Market
INAB	IN8bio Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
INAC	Indigo Acquisition Corp ORD USD0.0001	CommonStock	NASDAQ Stock Market
INACR	Indigo Acquisition Corp. Right	Right	NASDAQ Stock Market
INACU	Indigo Acquisition Corp UNIT(1 ORD 1RT)	Unit	NASDAQ Stock Market
INBK	First Internet Bancorp COM USD1	CommonStock	NASDAQ Stock Market
INBKZ	First Internet Bancorp 6 SB NT 29 ETN	Unknown	NASDAQ Stock Market
INBS	Intelligent Bio Solutions Inc COM	CommonStock	NASDAQ Stock Market
INBX	Inhibrx Biosciences Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
INCE	Franklin Templeton ETF Trust Franklin Income Equity Focus ETF	ExchangeTradedFund	NYSE Arca
INCM	Franklin Templeton ETF Trust Franklin Income Focus ETF	ExchangeTradedFund	NYSE Arca
INCO	Columbia ETF Trust II Columbia India Consumer ETF	ExchangeTradedFund	NYSE Arca
INCR	InterCure Ltd COM	CommonStock	NASDAQ Stock Market
INCY	Incyte Corp COM USD.001	CommonStock	NASDAQ Stock Market
IND	Xtrackers Nifty 500 India ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
INDA	iShares Trust - iShares MSCI India ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
INDB	Independent Bank Corp COM NPV	CommonStock	NASDAQ Stock Market
INDE	Matthews International Funds Matthews India Active ETF	ExchangeTradedFund	NYSE Arca
INDH	WisdomTree India Hedged Equity Fund ETF	ExchangeTradedFund	NASDAQ Stock Market
INDI	indie Semiconductor Inc COM CL A	CommonStock	NASDAQ Stock Market
INDL	Direxion Shares ETF Trust Direxion Daily MSCI India Bull 2X ETF	ExchangeTradedFund	NYSE Arca
INDO	Indonesia Energy Corporation Limited Ordinary Shares	CommonStock	NYSE American
INDP	Indaptus Therapeutics Inc COM	CommonStock	NASDAQ Stock Market
INDQ	Pacer ActiveAlpha India Quality ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
INDS	Pacer Funds Trust Pacer Industrial Real Estate ETF	ExchangeTradedFund	NYSE Arca
INDV	Indivior Pharmaceuticals Inc COM USD0.001	CommonStock	NASDAQ Stock Market
INDY	iShares India 50 ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
INDZ	VanEck Funds VanEck India Select ETF	ExchangeTradedFund	NYSE Arca
INEO	INNEOVA Holdings Ltd CL A ORD USD0.0005	CommonStock	NASDAQ Stock Market
INEQ	Columbia ETF Trust I Columbia International Equity Income ETF	ExchangeTradedFund	NYSE Arca
INFL	Listed Funds Trust Horizon Kinetics Inflation Beneficiaries ETF	ExchangeTradedFund	NYSE Arca
INFO	Harbor ETF Trust Harbor PanAgora Dynamic Large Cap Core ETF	ExchangeTradedFund	New York Stock Exchange
INFQ	Infleqtion, Inc. Common stock	CommonStock	New York Stock Exchange
INFQ.WS	Infleqtion, Inc. Warrants, each whole warrant exercisable for one share of common st	Warrant	New York Stock Exchange
INFU	InfuSystem Holdings Inc. Common stock	CommonStock	NYSE American
INFY	Infosys Limited American Depositary Shares each represented by one Equity Share, pa	AdrCommon	New York Stock Exchange
ING	ING Groep N.V. American Depositary Shares (Each representing one Ordinary Share)	AdrCommon	New York Stock Exchange
INGM	Ingram Micro Holding Corporation Common Stock	CommonStock	New York Stock Exchange
INGN	Inogen Inc COM USD.001	CommonStock	NASDAQ Stock Market
INGR	Ingredion Incorporated Common Stock	CommonStock	New York Stock Exchange
INHD	INNO Holdings Inc COM	CommonStock	NASDAQ Stock Market
INIO	INNIO NV COM	CommonStock	NASDAQ Stock Market
INKM	SSGA Active Trust State Street Income Allocation ETF	ExchangeTradedFund	NYSE Arca
INKT	MiNK Therapeutics Inc COM USD0.00001	CommonStock	NASDAQ Stock Market
INLF	INLIF Ltd CL A ORD USD0.0016	CommonStock	NASDAQ Stock Market
INLX	Intellinetics, Inc. Common Stock	CommonStock	NYSE American
INM	InMed Pharmaceuticals Inc COM	CommonStock	NASDAQ Stock Market
INMB	INmune Bio Inc COM	CommonStock	NASDAQ Stock Market
INMD	InMode Ltd COM USD0.01	CommonStock	NASDAQ Stock Market
INMU	BlackRock ETF Trust II iShares Intermediate Muni Income Active ETF	ExchangeTradedFund	NYSE Arca
INN	Summit Hotel Properties, Inc. Common Stock	CommonStock	New York Stock Exchange
INNV	InnovAge Holding Corp COM	CommonStock	NASDAQ Stock Market

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
INNpE	Summit Hotel Properties, Inc. 6.250% Series E Cumulative Redeemable Preferred Stoc	PreferredStock	New York Stock Exchange
INNpF	Summit Hotel Properties, Inc. 5.875% Series F Cumulative Redeemable Preferred Stoc	PreferredStock	New York Stock Exchange
INO	Inovio Pharmaceuticals Inc COM NPV	CommonStock	NASDAQ Stock Market
INOD	Innodata Inc COM USD.01	CommonStock	NASDAQ Stock Market
INOV	Innovator ETFs Trust Innovator International Developed Power Buffer ETF - Novembe	ExchangeTradedFund	NYSE Arca
INQQ	Exchange Traded Concepts Trust INQQ The India Internet ETF	ExchangeTradedFund	NYSE Arca
INR	Infinity Natural Resources, Inc. Class A Common Stock	CommonStock	New York Stock Exchange
INRO	iShares U.S. Industry Rotation Active ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
INSE	Inspired Entertainment Inc COM	CommonStock	NASDAQ Stock Market
INSG	Inseego Corp COM USD.001	CommonStock	NASDAQ Stock Market
INSM	Insmed Inc COM USD.01	CommonStock	NASDAQ Stock Market
INSP	Inspire Medical Systems, Inc. Common Stock, par value $0.001 per share	CommonStock	New York Stock Exchange
INSW	International Seaways, Inc. Common Stock	CommonStock	New York Stock Exchange
INTA	Intapp Inc COM USD0.001	CommonStock	NASDAQ Stock Market
INTC	Intel Corp COM NPV	CommonStock	NASDAQ Stock Market
INTF	iShares Trust iShares International Equity Factor ETF	ExchangeTradedFund	NYSE Arca
INTG	Intergroup Corp (The) COM USD.01	CommonStock	NASDAQ Stock Market
INTJ	Intelligent Group Ltd CL A ORD NPV	CommonStock	NASDAQ Stock Market
INTL	Main International ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
INTM	Invesco Intermediate Municipal ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
INTR	Inter & Co Inc CL A COM USD0.000002	CommonStock	NASDAQ Stock Market
INTS	Intensity Therapeutics Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
INTT	inTEST Corporation Common stock	CommonStock	NYSE American
INTU	Intuit Inc. COM NPV	CommonStock	NASDAQ Stock Market
INTW	GraniteShares 2x Long INTC Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
INTZ	Intrusion Inc COM NPV	CommonStock	NASDAQ Stock Market
INUV	Inuvo, Inc Common Stock	CommonStock	NYSE American
INV	Innventure Inc ORD CL A	CommonStock	NASDAQ Stock Market
INVA	Innoviva Inc COM USD.01	CommonStock	NASDAQ Stock Market
INVE	Identiv Inc COM USD.001	CommonStock	NASDAQ Stock Market
INVG	GMO ETF Trust GMO Systematic Investment Grade Credit ETF	ExchangeTradedFund	NYSE Arca
INVH	Invitation Homes Inc. Common Stock	CommonStock	New York Stock Exchange
INVN	The Alger ETF Trust Alger Russell Innovation ETF	ExchangeTradedFund	NYSE Arca
INVX	Innovex International, Inc. Common Stock	CommonStock	New York Stock Exchange
INVZ	Innoviz Technologies Ltd COM	CommonStock	NASDAQ Stock Market
INYY	Tidal Trust II YieldMax INTC Option Income Strategy ETF	ExchangeTradedFund	NYSE Arca
IOCT	Innovator ETFs Trust Innovator International Developed Power Buffer ETF - October	ExchangeTradedFund	NYSE Arca
ION	ProShares Trust ProShares S&P Global Core Battery Metals ETF	ExchangeTradedFund	NYSE Arca
IONL	GraniteShares 2x Long IONQ Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
IONQ	IonQ, Inc. Common Stock	CommonStock	New York Stock Exchange
IONQ.WS	IonQ, Inc. Redeemable warrants, each whole warrant exercisable for one share of Co	Warrant	New York Stock Exchange
IONR	Ioneer Ltd ADR	AdrCommon	NASDAQ Stock Market
IONS	Ionis Pharmaceuticals Inc COM USD.001	CommonStock	NASDAQ Stock Market
IONX	Defiance Daily Target 2X Long IONQ ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
IONZ	Defiance Daily Target 2X Short IONQ ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
IOO	iShares Trust iShares Global 100 ETF	ExchangeTradedFund	NYSE Arca
IOPP	Simplify Exchange Traded Funds Simplify Tara India Opportunities ETF	ExchangeTradedFund	NYSE Arca
IOR	Income Opportunity Realty Investors, Inc. Common Stock Par Value $.01	CommonStock	NYSE American
IOSP	Innospec Inc COM USD.01	CommonStock	NASDAQ Stock Market
IOT	Samsara Inc. Class A Common Stock	CommonStock	New York Stock Exchange
IOTR	iOThree Ltd ORD USD0.0625	CommonStock	NASDAQ Stock Market
IOVA	Iovance Biotherapeutics Inc COM USD0.00004166	CommonStock	NASDAQ Stock Market
IOYY	GraniteShares YieldBOOST IONQ ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
IP	International Paper Company Common Stock	CommonStock	New York Stock Exchange
IPAC	iShares Trust iShares Core MSCI Pacific ETF	ExchangeTradedFund	NYSE Arca

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
IPAR	Interparfums Inc COM NPV	CommonStock	NASDAQ Stock Market
IPAV	Global X Infrastructure Development ex-U.S. ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
IPAY	Amplify ETF Trust Amplify Digital Payments ETF	ExchangeTradedFund	NYSE Arca
IPB	Merrill Lynch Depositor Inc. 6.0518% INDEXPLUS Trust Certificates Series 2003-1	StructuredProduct	New York Stock Exchange
IPCX	Inflection Point Acquisition Corp III CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
IPCXR	Inflection Point Acquisition Corp. III Rights	Right	NASDAQ Stock Market
IPCXU	Inflection Point Acquisition Corp III UNIT(1 CLA 1RT)	Unit	NASDAQ Stock Market
IPDN	Professional Diversity Network Inc COM USD0.01	CommonStock	NASDAQ Stock Market
IPEX	Inflection Point Acquisition Corp V CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
IPEXR	Inflection Point Acquisition Corp. V Rights	Right	NASDAQ Stock Market
IPEXU	Inflection Point Acquisition Corp V UNIT(1 CLA 1RT)	Unit	NASDAQ Stock Market
IPFX	Inflection Point Acquisition Corp VI CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
IPFXU	Inflection Point Acquisition Corp VI UNIT (1CLA 1/3 WT)	Unit	NASDAQ Stock Market
IPFXW	Inflection Point Acquisition Corp VI WT EXP 030331	Warrant	NASDAQ Stock Market
IPGP	IPG Photonics Corp COM USD.0001	CommonStock	NASDAQ Stock Market
IPHA	Innate Pharma SA ADR SPONSORED	AdrCommon	NASDAQ Stock Market
IPI	Intrepid Potash, Inc. Common Stock	CommonStock	New York Stock Exchange
IPKW	Invesco International BuyBack Achievers ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
IPM	Intelligent Protection Management Corp COM USD0.001	CommonStock	NASDAQ Stock Market
IPO	Renaissance Capital Greenwich Funds Renaissance IPO ETF	ExchangeTradedFund	NYSE Arca
IPOS	Renaissance Capital Greenwich Funds Renaissance International IPO ETF	ExchangeTradedFund	NYSE Arca
IPSC	Century Therapeutics Inc COM USD.0001	CommonStock	NASDAQ Stock Market
IPST	IP Strategy Holdings Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
IPVVU	InterPrivate Investment Partners V Inc UNIT (1CLA 1/3WRT)	Unit	NASDAQ Stock Market
IPW	iPower Inc COM CL A	CommonStock	NASDAQ Stock Market
IPWR	Ideal Power Inc COM USD.001	CommonStock	NASDAQ Stock Market
IPX	IperionX Limited ADR	AdrCommon	NASDAQ Stock Market
IQ	iQIYI Inc ADS	AdrCommon	NASDAQ Stock Market
IQDF	FlexShares Trust FlexShares International Quality Dividend Index Fund	ExchangeTradedFund	NYSE Arca
IQDG	WisdomTree International Quality Dividend Growth Fund ETF	ExchangeTradedFund	CBOE BZX Exchange
IQDY	FlexShares Trust FlexShares International Quality Dividend Dynamic Index Fund	ExchangeTradedFund	NYSE Arca
IQHI	New York Life Investments Active ETF Trust NYLI MacKay High Income ETF	ExchangeTradedFund	NYSE Arca
IQI	Invesco Quality Municipal Income Trust Common Shares of Beneficial Interest	Fund	New York Stock Exchange
IQLT	iShares Trust iShares MSCI Intl Quality Factor ETF	ExchangeTradedFund	NYSE Arca
IQM	Franklin Intelligent Machines ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
IQMM	ProShares Trust ProShares GENIUS Money Market ETF	ExchangeTradedFund	NYSE Arca
IQQQ	ProShares Nasdaq-100 High Income ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
IQRA	New York Life Investments Active ETF Trust NYLI CBRE Real Assets ETF	ExchangeTradedFund	NYSE Arca
IQSI	New York Life Investments ETF Trust NYLI Candriam International Equity ETF	ExchangeTradedFund	NYSE Arca
IQSM	New York Life Investments ETF Trust NYLI Candriam U.S. Mid Cap Equity ETF	ExchangeTradedFund	NYSE Arca
IQST	iQSTEL Inc COM USD0.001	CommonStock	NASDAQ Stock Market
IQSU	New York Life Investments ETF Trust NYLI Candriam U.S. Large Cap Equity ETF	ExchangeTradedFund	NYSE Arca
IQSZ	Invesco Actively Managed Exchange-Traded Fund Trust Invesco Global Equity Net Zer	ExchangeTradedFund	NYSE Arca
IQV	IQVIA Holdings Inc. Common Stock	CommonStock	New York Stock Exchange
IR	Ingersoll Rand Inc. Common Stock	CommonStock	New York Stock Exchange
IRAB	Iris Acquisition Corp II Class A Ordinary Shares	CommonStock	New York Stock Exchange
IRAB.U	Iris Acquisition Corp II Units, each consisting of one Class A Ordinary Share and one-ha	Unit	New York Stock Exchange
IRAB.WS	Iris Acquisition Corp II Redeemable Warrants, each whole warrant exercisable for one	Warrant	New York Stock Exchange
IRD	Opus Genetics Inc COM	CommonStock	NASDAQ Stock Market
IRDM	Iridium Communications Inc COM	CommonStock	NASDAQ Stock Market
IRE	Tidal Trust II Defiance Daily Target 2X Long IREN ETF	ExchangeTradedFund	NYSE Arca
IREG	Leverage Shares 2X Long IREN Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
IREN	IREN Limited ORD SHS	CommonStock	NASDAQ Stock Market
IREX	Tradr 2X Long IREN Daily ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
IREZ	Tradr 2X Short IREN Daily ETF ETF	ExchangeTradedFund	CBOE BZX Exchange

Pearl Equities Securities List as of 6/4/2026			
Symbol	**Security Name**	**Security Class**	**Listed Exchange**
IRHO	Iron Horse Acquisitions Corp II ORD USD0.0001	CommonStock	NASDAQ Stock Market
IRHOR	Iron Horse Acquisitions Corp. II Rights	Right	NASDAQ Stock Market
IRHOU	Iron Horse Acquisitions Corp II UNIT(1 COM 1RT)	Unit	NASDAQ Stock Market
IRIX	IRIDEX Corp COM USD.01	CommonStock	NASDAQ Stock Market
IRM	Iron Mountain Incorporated Common Stock	CommonStock	New York Stock Exchange
IRMD	iRadimed Corp COM USD.0001	CommonStock	NASDAQ Stock Market
IROC	Invesco Rochester High Yield Municipal ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
IRON	Disc Medicine Inc COM	CommonStock	NASDAQ Stock Market
IRS	IRSA Inversiones y Representaciones S.A. Global Depositary Shares (Each representing	AdrCommon	New York Stock Exchange
IRT	Independence Realty Trust, Inc. Common Stock	CommonStock	New York Stock Exchange
IRTC	iRhythm Holdings Inc COM USD.001	CommonStock	NASDAQ Stock Market
IRTR	iShares Trust iShares LifePath Retirement ETF	ExchangeTradedFund	NYSE Arca
IRVH	Global X Funds Global X Interest Rate Volatility & Inflation Hedge ETF	ExchangeTradedFund	NYSE Arca
IRWD	Ironwood Pharmaceuticals Inc CL A COM USD.001	CommonStock	NASDAQ Stock Market
ISBA	Isabella Bank Corp COM NPV	CommonStock	NASDAQ Stock Market
ISBG	IncomeSTKd 1x Bitcoin & 1x Gold Premium ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
ISCB	iShares Trust iShares Morningstar Small-Cap ETF	ExchangeTradedFund	NYSE Arca
ISCF	iShares Trust iShares International Small Cap Equity Factor ETF	ExchangeTradedFund	NYSE Arca
ISCG	iShares Trust iShares Morningstar Small-Cap Growth ETF	ExchangeTradedFund	NYSE Arca
ISCV	iShares Trust iShares Morningstar Small-Cap Value ETF	ExchangeTradedFund	NYSE Arca
ISD	PGIM High Yield Bond Fund, Inc. Common Stock	Fund	New York Stock Exchange
ISEP	Innovator ETFs Trust Innovator International Developed Power Buffer ETF - Septembe	ExchangeTradedFund	NYSE Arca
ISHG	iShares 1-3 Year International Treasury Bond ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
ISHP	First Trust S-Network E-Commerce ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
ISMD	Northern Lights Fund Trust IV Inspire Small/Mid Cap ETF	ExchangeTradedFund	NYSE Arca
ISMF	iShares Managed Futures Active ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
ISOU	IsoEnergy Ltd. Common Shares	CommonStock	NYSE American
ISPC	iSpecimen Inc COM	CommonStock	NASDAQ Stock Market
ISPR	Ispire Technology Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
ISPY	ProShares S&P 500 High Income ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
ISRA	VanEck ETF Trust VanEck Israel ETF	ExchangeTradedFund	NYSE Arca
ISRG	Intuitive Surgical Inc COM USD.001	CommonStock	NASDAQ Stock Market
ISSB	IncomeSTKd 1x US Stocks & 1x Bitcoin Premium ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
ISSC	Innovative Solutions and Support Inc COM USD.001	CommonStock	NASDAQ Stock Market
ISTB	iShares Core 1-5 Year USD Bond ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
ISTM	iShares Strategic Metals ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
ISTR	Investar Holding Corp COM USD1.	CommonStock	NASDAQ Stock Market
ISUL	GraniteShares 2x Long ISRG Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
ISVL	Ishares International Developed Small Cap Value Factor ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
ISWN	Amplify ETF Trust Amplify BlackSwan ISWN ETF	ExchangeTradedFund	NYSE Arca
IT	Gartner, Inc. Common Stock $.0005 Par Value	CommonStock	New York Stock Exchange
ITA	iShares U.S. Aerospace & Defense ETF DJ AEROSPACE	ExchangeTradedFund	CBOE BZX Exchange
ITAN	EA Series Trust Sparkline Intangible Value ETF	ExchangeTradedFund	NYSE Arca
ITB	iShares U.S. Home Construction ETF DJ HOME CONSTN	ExchangeTradedFund	CBOE BZX Exchange
ITDB	iShares Trust iShares LifePath Target Date 2030 ETF	ExchangeTradedFund	NYSE Arca
ITDC	iShares Trust iShares LifePath Target Date 2035 ETF	ExchangeTradedFund	NYSE Arca
ITDD	iShares Trust iShares LifePath Target Date 2040 ETF	ExchangeTradedFund	NYSE Arca
ITDE	iShares Trust iShares LifePath Target Date 2045 ETF	ExchangeTradedFund	NYSE Arca
ITDF	iShares Trust iShares LifePath Target Date 2050 ETF	ExchangeTradedFund	NYSE Arca
ITDG	iShares Trust iShares LifePath Target Date 2055 ETF	ExchangeTradedFund	NYSE Arca
ITDH	iShares Trust iShares LifePath Target Date 2060 ETF	ExchangeTradedFund	NYSE Arca
ITDI	iShares Trust iShares LifePath Target Date 2065 ETF	ExchangeTradedFund	NYSE Arca
ITDJ	iShares Trust iShares LifePath Target Date 2070 ETF	ExchangeTradedFund	NYSE Arca
ITEQ	Amplify ETF Trust Amplify BlueStar Israel Technology ETF	ExchangeTradedFund	NYSE Arca
ITGR	Integer Holdings Corporation Common Stock	CommonStock	New York Stock Exchange

Pearl Equities Securities List as of 6/4/2026			
Symbol	**Security Name**	**Security Class**	**Listed Exchange**
ITHA	ITHAX Acquisition Corp III CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
ITHAU	ITHAX Acquisition Corp III UNIT (1CLA 1/2 WT)	Unit	NASDAQ Stock Market
ITHAW	ITHAX Acquisition Corp III WT EXP 111730	Warrant	NASDAQ Stock Market
ITIC	Investors Title Co COM USD1.25	CommonStock	NASDAQ Stock Market
ITM	VanEck Intermediate Muni ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
ITOC	iTonic Holdings Ltd CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
ITOT	iShares Trust iShares Core S&P Total U.S. Stock Market ETF	ExchangeTradedFund	NYSE Arca
ITP	IT Tech Packaging Inc. Common stock	CommonStock	NYSE American
ITRG	Integra Resources Corp. Common Shares	CommonStock	NYSE American
ITRI	Itron Inc COM USD.01	CommonStock	NASDAQ Stock Market
ITRN	Ituran Location and Control Ltd COM NPV	CommonStock	NASDAQ Stock Market
ITT	ITT Inc. Common Stock	CommonStock	New York Stock Exchange
ITUB	Itau Unibanco Holding S.A. American Depositary Shares (Each representing One prefe	AdrCommon	New York Stock Exchange
ITW	Illinois Tool Works Inc. Common Stock	CommonStock	New York Stock Exchange
ITWO	ProShares Russell 2000 High Income ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
IUS	Invesco RAFI Strategic US ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
IUSB	iShares Core Universal USD Bond ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
IUSG	iShares Core S&P U.S. Growth ETF RUSL 3000 GROW	ExchangeTradedFund	NASDAQ Stock Market
IUSV	iShares Core S&P U.S. Value ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
IVA	Inventiva SA ADR	AdrCommon	NASDAQ Stock Market
IVAL	Alpha Architect International Quantitative Value ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
IVDA	Iveda Solutions Inc COM USD0.00001	CommonStock	NASDAQ Stock Market
IVDAW	Iveda Solutions, Inc. Warrant	Warrant	NASDAQ Stock Market
IVE	iShares Trust iShares S&P 500 Value ETF	ExchangeTradedFund	NYSE Arca
IVEP	Wedbush Series Trust Dan IVES Wedbush AI Power & Infrastructure ETF	ExchangeTradedFund	NYSE Arca
IVES	Wedbush Series Trust Dan IVES Wedbush AI Revolution ETF	ExchangeTradedFund	NYSE Arca
IVF	INVO Fertility Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
IVLU	iShares Trust iShares MSCI Intl Value Factor ETF	ExchangeTradedFund	NYSE Arca
IVOG	Vanguard Admiral Funds Vanguard S&P Mid-Cap 400 Growth ETF	ExchangeTradedFund	NYSE Arca
IVOL	KraneShares Trust Quadratic Interest Rate Volatility and Inflation Hedge ETF	ExchangeTradedFund	NYSE Arca
IVOO	Vanguard Admiral Funds Vanguard S&P Mid-Cap 400 ETF	ExchangeTradedFund	NYSE Arca
IVOV	Vanguard Admiral Funds Vanguard S&P Mid-Cap 400 Value ETF	ExchangeTradedFund	NYSE Arca
IVR	Invesco Mortgage Capital Inc. Common Stock	CommonStock	New York Stock Exchange
IVRS	iShares Trust iShares Future Metaverse Tech and Communications ETF	ExchangeTradedFund	NYSE Arca
IVRpC	Invesco Mortgage Capital Inc. 7.5% Fixed-to-Floating Series C Cumulative Redeemabl	PreferredStock	New York Stock Exchange
IVSI	Applied Finance IVS International Large ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
IVSS	Applied Finance IVS US SMID ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
IVSX	Applied Finance IVS International SMID ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
IVT	InvenTrust Properties Corp. Common Stock	CommonStock	New York Stock Exchange
IVV	iShares Trust iShares Core S&P 500 ETF	ExchangeTradedFund	NYSE Arca
IVVB	iShares Large Cap Deep Quarterly Laddered ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
IVVD	Invivyd Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
IVVM	iShares Large Cap Moderate Quarterly Laddered ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
IVVW	iShares S&P 500 BuyWrite ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
IVW	iShares Trust iShares S&P 500 Growth ETF	ExchangeTradedFund	NYSE Arca
IVZ	Invesco Ltd. Common Shares	CommonStock	New York Stock Exchange
IWB	iShares Trust iShares Russell 1000 ETF	ExchangeTradedFund	NYSE Arca
IWC	iShares Trust iShares Micro-Cap ETF	ExchangeTradedFund	NYSE Arca
IWD	iShares Trust iShares Russell 1000 Value ETF	ExchangeTradedFund	NYSE Arca
IWDL	UBS AG ETRACS 2x Leveraged US Value Factor TR ETN	ExchangeTradedNote	NYSE Arca
IWF	iShares Trust iShares Russell 1000 Growth ETF	ExchangeTradedFund	NYSE Arca
IWFG	New York Life Investments Active ETF Trust NYLI Winslow Focused Large Cap Growth	ExchangeTradedFund	NYSE Arca
IWFL	UBS AG ETRACS 2x Leveraged US Growth Factor TR ETN	ExchangeTradedNote	NYSE Arca
IWL	iShares Trust iShares Russell Top 200 ETF	ExchangeTradedFund	NYSE Arca
IWLG	New York Life Investments Active ETF Trust NYLI Winslow Large Cap Growth ETF	ExchangeTradedFund	NYSE Arca

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
IWM	iShares Trust iShares Russell 2000 ETF	ExchangeTradedFund	NYSE Arca
IWMI	NEOS Russell 2000 High Income ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
IWML	UBS AG ETRACS 2x Leveraged US Size Factor TR ETN	ExchangeTradedNote	NYSE Arca
IWMW	iShares Russell 2000 BuyWrite ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
IWMY	Tidal Trust II Defiance R2000 Weekly Distribution ETF	ExchangeTradedFund	NYSE Arca
IWN	iShares Trust iShares Russell 2000 Value ETF	ExchangeTradedFund	NYSE Arca
IWO	iShares Trust iShares Russell 2000 Growth ETF	ExchangeTradedFund	NYSE Arca
IWP	iShares Trust iShares Russell Mid-Cap Growth ETF	ExchangeTradedFund	NYSE Arca
IWR	iShares Trust iShares Russell Mid-Cap ETF	ExchangeTradedFund	NYSE Arca
IWS	iShares Trust iShares Russell Mid-Cap Value ETF	ExchangeTradedFund	NYSE Arca
IWV	iShares Trust iShares Russell 3000 ETF	ExchangeTradedFund	NYSE Arca
IWX	iShares Trust iShares Russell Top 200 Value ETF	ExchangeTradedFund	NYSE Arca
IWY	iShares Trust iShares Russell Top 200 Growth ETF	ExchangeTradedFund	NYSE Arca
IX	ORIX Corporation American Depositary Shares (Each Representing One (1) Share of C	AdrCommon	New York Stock Exchange
IXC	iShares Trust iShares Global Energy ETF	ExchangeTradedFund	NYSE Arca
IXG	iShares Trust iShares Global Financials ETF	ExchangeTradedFund	NYSE Arca
IXHL	Incannex Healthcare Inc COM USD0.0001	AdrCommon	NASDAQ Stock Market
IXJ	iShares Trust iShares Global Healthcare ETF	ExchangeTradedFund	NYSE Arca
IXN	iShares Trust iShares Global Tech ETF	ExchangeTradedFund	NYSE Arca
IXP	iShares Trust iShares Global Comm Services ETF	ExchangeTradedFund	NYSE Arca
IXUS	iShares Core MSCI Total International Stock ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
IYC	iShares Trust iShares U.S. Consumer Discretionary ETF	ExchangeTradedFund	NYSE Arca
IYE	iShares Trust iShares U.S. Energy ETF	ExchangeTradedFund	NYSE Arca
IYF	iShares Trust iShares U.S. Financials ETF	ExchangeTradedFund	NYSE Arca
IYG	iShares Trust iShares U.S. Financial Services ETF	ExchangeTradedFund	NYSE Arca
IYH	iShares Trust iShares U.S. Healthcare ETF	ExchangeTradedFund	NYSE Arca
IYJ	iShares US Industrials ETF DJ US INDL SEC	ExchangeTradedFund	CBOE BZX Exchange
IYK	iShares Trust iShares U.S. Consumer Staples ETF	ExchangeTradedFund	NYSE Arca
IYLD	iShares Morningstar Multi-Asset Income ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
IYM	iShares Trust iShares U.S. Basic Materials ETF	ExchangeTradedFund	NYSE Arca
IYR	iShares Trust iShares U.S. Real Estate ETF	ExchangeTradedFund	NYSE Arca
IYRI	NEOS Real Estate High Income ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
IYT	iShares U.S. Transportation ETF TRANSP AVE IDX	ExchangeTradedFund	CBOE BZX Exchange
IYW	iShares Trust iShares U.S. Technology ETF	ExchangeTradedFund	NYSE Arca
IYY	iShares Trust iShares Dow Jones U.S. ETF	ExchangeTradedFund	NYSE Arca
IYZ	iShares US Telecommunications ETF DJ US TELECOMM	ExchangeTradedFund	CBOE BZX Exchange
IZEA	IZEA Worldwide Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
IZM	ICZOOM Group Inc CL A ORD USD0.16	CommonStock	NASDAQ Stock Market
IZRL	ARK ETF Trust - ARK Israel Innovative Technology ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
J	Jacobs Solutions Inc. Common Stock	CommonStock	New York Stock Exchange
JA	Janus Detroit Street Trust Janus Henderson AA-A CLO ETF	ExchangeTradedFund	NYSE Arca
JAAA	Janus Detroit Street Trust Janus Henderson AAA CLO ETF	ExchangeTradedFund	NYSE Arca
JABS	Janus Detroit Street Trust Janus Henderson Asset-Backed Securities ETF	ExchangeTradedFund	NYSE Arca
JACK	Jack in the Box Inc. COM USD.01 VTG	CommonStock	NASDAQ Stock Market
JACS	Jackson Acquisition Company II Class A Ordinary Shares	CommonStock	New York Stock Exchange
JACS.U	Jackson Acquisition Company II Units, each consisting of one Class A ordinary share a	Unit	New York Stock Exchange
JACSr	Jackson Acquisition Company II Rights, each right to acquire one-tenth (1/10) of one (	Right	New York Stock Exchange
JADB	Aptus January Deep Buffer ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
JADE	J.P. Morgan Exchange-Traded Fund Trust JPMorgan Active Developing Markets Equity	ExchangeTradedFund	NYSE Arca
JAGU	Jaguar Uranium Corp. Class A Common Shares	CommonStock	NYSE American
JAGX	Jaguar Health Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
JAJL	Innovator Equity Defined Protection ETF - 6 Mo Jan/Jul ETF	ExchangeTradedFund	CBOE BZX Exchange
JAKK	JAKKS Pacific Inc COM USD.001	CommonStock	NASDAQ Stock Market
JAN	Janus Living, Inc. Class A-1 Common Stock	CommonStock	New York Stock Exchange
JANB	Aptus January Buffer ETF ETF	ExchangeTradedFund	CBOE BZX Exchange

Pearl Equities Securities List as of 6/4/2026			
Symbol	**Security Name**	**Security Class**	**Listed Exchange**
JANH	Innovator Premium Income 20 Barrier ETF - January ETF	ExchangeTradedFund	CBOE BZX Exchange
JANI	AllianzIM International Equity Buffer15 Uncapped Jan ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
JANJ	Innovator Premium Income 30 Barrier ETF - January ETF	ExchangeTradedFund	CBOE BZX Exchange
JANM	FT Vest U.S. Equity Max Buffer ETF - January ETF	ExchangeTradedFund	CBOE BZX Exchange
JANP	PGIM S&P 500 Buffer 12 ETF - January ETF	ExchangeTradedFund	CBOE BZX Exchange
JANT	AllianzIM U.S. Equity Buffer10 Jan ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
JANU	AllianzIM U.S. Equity Buffer15 Uncapped Jan ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
JANW	AllianzIM U.S. Equity Buffer20 Jan ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
JANX	Janux Therapeutics Inc COM USD.001	CommonStock	NASDAQ Stock Market
JANZ	Trueshares Structured Outcome (January) ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
JAPN	Horizon Kinetics Japan Owner Operator ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
JATT	JATT II Acquisition Corp ORD USD0.0001	CommonStock	NASDAQ Stock Market
JAVA	J.P. Morgan Exchange-Traded Fund Trust JPMorgan Active Value ETF	ExchangeTradedFund	NYSE Arca
JAZZ	Jazz Pharmaceuticals plc COM USD.0001	CommonStock	NASDAQ Stock Market
JBBB	Janus Henderson B-BBB CLO ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
JBDI	JBDI Holdings Ltd ORD USD0.0005	CommonStock	NASDAQ Stock Market
JBGS	JBG SMITH Properties Common Shares, par value $0.01 per share	CommonStock	New York Stock Exchange
JBHT	J.B. Hunt Transport Services Inc. COM USD.01	CommonStock	NASDAQ Stock Market
JBI	Janus International Group, Inc. Common Stock	CommonStock	New York Stock Exchange
JBIO	Jade Biosciences Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
JBK	Lehman ABS Corporation 3.50% Adjustable Corporate Backed Trust Certificates, Gold	StructuredProduct	New York Stock Exchange
JBL	Jabil Inc. Common Stock	CommonStock	New York Stock Exchange
JBLU	JetBlue Airways Corp COM USD.01	CommonStock	NASDAQ Stock Market
JBND	J.P. Morgan Exchange-Traded Fund Trust JPMorgan Active Bond ETF	ExchangeTradedFund	New York Stock Exchange
JBS	JBS N.V. Class A Common Shares	CommonStock	New York Stock Exchange
JBSS	John B Sanfilippo & Son Inc COM USD.01	CommonStock	NASDAQ Stock Market
JBTM	JBT Marel Corporation Common Stock	CommonStock	New York Stock Exchange
JCAP	Jefferson Capital Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
JCE	Nuveen Core Equity Alpha Fund Common Shares of Beneficial Interest	Fund	New York Stock Exchange
JCHI	J.P. Morgan Exchange-Traded Fund Trust JPMorgan Active China ETF	ExchangeTradedFund	NYSE Arca
JCI	Johnson Controls International plc Ordinary Shares	CommonStock	New York Stock Exchange
JCPB	J.P. Morgan Exchange-Traded Fund Trust JPMorgan Core Plus Bond ETF	ExchangeTradedFund	NYSE Arca
JCPI	J.P. Morgan Exchange-Traded Fund Trust JPMorgan Inflation Managed Bond ETF	ExchangeTradedFund	NYSE Arca
JCSE	JE Cleantech Holdings Limited ORD USD0.001	CommonStock	NASDAQ Stock Market
JCTC	Jewett-Cameron Trading Co Ltd COM NPV	CommonStock	NASDAQ Stock Market
JD	JD.com Inc ADR	AdrCommon	NASDAQ Stock Market
JDIV	J.P. Morgan Exchange-Traded Fund Trust JPMorgan Dividend Leaders ETF	ExchangeTradedFund	NYSE Arca
JDOC	JPMorgan Healthcare Leaders ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
JDST	Direxion Shares ETF Trust Direxion Daily Junior Gold Miners Index Bear 2X ETF	ExchangeTradedFund	NYSE Arca
JDVI	John Hancock Exchange-Traded Fund Trust John Hancock Disciplined Value Internatio	ExchangeTradedFund	NYSE Arca
JDVL	John Hancock Exchange-Traded Fund Trust John Hancock Disciplined Value Select ETF	ExchangeTradedFund	NYSE Arca
JDZG	JIADE Ltd CL A ORD USD0.000025	CommonStock	NASDAQ Stock Market
JEDI	ETF Series Solutions Defiance Drone and Modern Warfare ETF	ExchangeTradedFund	NYSE Arca
JEF	Jefferies Financial Group Inc. Common Stock	CommonStock	New York Stock Exchange
JELD	JELD-WEN Holding, Inc. Common Stock	CommonStock	New York Stock Exchange
JELH	Janus Henderson Equity Linked High Income ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
JELM	Janus Henderson Equity Linked Moderate Income ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
JEM	707 Cayman Holdings Ltd ORD USD0.02	CommonStock	NASDAQ Stock Market
JEMA	JPMorgan ActiveBuilders Emerging Markets Equity ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
JEMB	Janus Detroit Street Trust Janus Henderson Emerging Markets Debt Hard Currency ET	ExchangeTradedFund	NYSE Arca
JENA	Jena Acquisition Corporation II Class A Ordinary Shares	CommonStock	New York Stock Exchange
JENA.U	Jena Acquisition Corporation II Units, each consisting of one Class A ordinary share ar	Unit	New York Stock Exchange
JENAr	Jena Acquisition Corporation II Rights, each right to acquire one-twentieth (1/20) of o	Right	New York Stock Exchange
JEPI	J.P. Morgan Exchange-Traded Fund Trust JPMorgan Equity Premium Income ETF	ExchangeTradedFund	NYSE Arca
JEPQ	JPMorgan Nasdaq Equity Premium Income ETF ETF	ExchangeTradedFund	NASDAQ Stock Market

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
JETD	Bank of Montreal MAX Airlines -3X Inverse Leveraged ETNs	ExchangeTradedNote	NYSE Arca
JETS	ETF Series Solutions U.S. Global Jets ETF	ExchangeTradedFund	NYSE Arca
JETU	Bank of Montreal MAX Airlines 3X Leveraged ETNs	ExchangeTradedNote	NYSE Arca
JF	J and Friends Holdings Ltd ADR	AdrCommon	NASDAQ Stock Market
JFB	JFB Construction Holdings CL A COM USD0.0001	CommonStock	NASDAQ Stock Market
JFIN	Jiayin Group Inc ADR	AdrCommon	NASDAQ Stock Market
JFLI	J.P. Morgan Exchange-Traded Fund Trust JPMorgan Flexible Income ETF	ExchangeTradedFund	NYSE Arca
JFLX	J.P. Morgan Exchange-Traded Fund Trust JPMorgan Flexible Debt ETF	ExchangeTradedFund	NYSE Arca
JFR	Nuveen Floating Rate Income Fund Common Shares of Beneficial Interest	Fund	New York Stock Exchange
JFU	9F Inc ADR	AdrCommon	NASDAQ Stock Market
JG	Aurora Mobile Ltd ADR	AdrCommon	NASDAQ Stock Market
JGH	Nuveen Global High Income Fund Common Shares of Beneficial Interest	Fund	New York Stock Exchange
JGLO	JPMorgan Global Select Equity ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
JGRO	J.P. Morgan Exchange-Traded Fund Trust JPMorgan Active Growth ETF	ExchangeTradedFund	NYSE Arca
JGRW	Trust For Professional Managers Jensen Quality Growth ETF	ExchangeTradedFund	NYSE Arca
JHAC	John Hancock Exchange-Traded Fund Trust John Hancock Fundamental All Cap Core E	ExchangeTradedFund	NYSE Arca
JHAI	Janus Henderson Global Artificial Intelligence ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
JHCB	John Hancock Exchange-Traded Fund Trust John Hancock Corporate Bond ETF	ExchangeTradedFund	NYSE Arca
JHCP	John Hancock Exchange-Traded Fund Trust John Hancock Core Plus Bond ETF	ExchangeTradedFund	NYSE Arca
JHCR	John Hancock Exchange-Traded Fund Trust John Hancock Core Bond ETF	ExchangeTradedFund	NYSE Arca
JHDG	John Hancock Exchange-Traded Fund Trust John Hancock Hedged Equity ETF	ExchangeTradedFund	NYSE Arca
JHDV	John Hancock Exchange-Traded Fund Trust John Hancock U.S. High Dividend ETF	ExchangeTradedFund	NYSE Arca
JHEM	John Hancock Exchange-Traded Fund Trust John Hancock Multifactor Emerging Mark	ExchangeTradedFund	NYSE Arca
JHG	Janus Henderson Group plc Ordinary Shares	CommonStock	New York Stock Exchange
JHHY	John Hancock Exchange-Traded Fund Trust John Hancock High Yield ETF	ExchangeTradedFund	NYSE Arca
JHI	John Hancock Investors Trust Capital Stock	Fund	New York Stock Exchange
JHID	John Hancock Exchange-Traded Fund Trust John Hancock International High Dividend	ExchangeTradedFund	NYSE Arca
JHLN	John Hancock Exchange-Traded Fund Trust John Hancock Global Senior Loan ETF	ExchangeTradedFund	NYSE Arca
JHMB	John Hancock Exchange-Traded Fund Trust John Hancock Mortgage-Backed Securities	ExchangeTradedFund	NYSE Arca
JHMD	John Hancock Exchange-Traded Fund Trust John Hancock Multifactor Developed Inte	ExchangeTradedFund	NYSE Arca
JHML	John Hancock Exchange-Traded Fund Trust John Hancock Multifactor Large Cap ETF	ExchangeTradedFund	NYSE Arca
JHMM	John Hancock Exchange-Traded Fund Trust John Hancock Multifactor Mid Cap ETF	ExchangeTradedFund	NYSE Arca
JHMU	John Hancock Exchange-Traded Fund Trust John Hancock Dynamic Municipal Bond ET	ExchangeTradedFund	NYSE Arca
JHPI	John Hancock Exchange-Traded Fund Trust John Hancock Preferred Income ETF	ExchangeTradedFund	NYSE Arca
JHS	John Hancock Income Securities Trust Capital Stock	Fund	New York Stock Exchange
JHSC	John Hancock Exchange-Traded Fund Trust John Hancock Multifactor Small Cap ETF	ExchangeTradedFund	NYSE Arca
JHX	James Hardie Industries plc Ordinary Shares	CommonStock	New York Stock Exchange
JIDE	J.P. Morgan Exchange-Traded Fund Trust JPMorgan International Dynamic ETF	ExchangeTradedFund	NYSE Arca
JIG	J.P. Morgan Exchange-Traded Fund Trust JPMorgan International Growth ETF	ExchangeTradedFund	NYSE Arca
JIII	Janus Detroit Street Trust Janus Henderson Income ETF	ExchangeTradedFund	NYSE Arca
JILL	J.Jill, Inc. Common Stock	CommonStock	New York Stock Exchange
JIRE	J.P. Morgan Exchange-Traded Fund Trust JPMorgan International Research Enhanced	ExchangeTradedFund	NYSE Arca
JIVE	JPMorgan International Value ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
JJSF	J & J Snack Foods Corp COM NPV	CommonStock	NASDAQ Stock Market
JKHY	Henry (Jack) & Associates Inc COM USD.01	CommonStock	NASDAQ Stock Market
JKS	JinkoSolar Holding Co., Ltd. American Depositary Shares (each representing 4 Ordinar	AdrCommon	New York Stock Exchange
JL	J-Long Group Ltd CL A ORD USD0.000375	CommonStock	NASDAQ Stock Market
JLHL	Julong Holding Ltd CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
JLL	Jones Lang LaSalle Incorporated Common Stock	CommonStock	New York Stock Exchange
JLQD	Janus Detroit Street Trust Janus Henderson Corporate Bond ETF	ExchangeTradedFund	NYSE Arca
JLS	Nuveen Mortgage and Income Fund Common Shares on Beneficial Interest	Fund	New York Stock Exchange
JMBS	Janus Detroit Street Trust Janus Henderson Mortgage-Backed Securities ETF	ExchangeTradedFund	NYSE Arca
JMEE	J.P. Morgan Exchange-Traded Fund Trust JPMorgan Small & Mid Cap Enhanced Equity	ExchangeTradedFund	NYSE Arca
JMG	JM Group Limited Common Stock	CommonStock	NYSE American
JMHI	J.P. Morgan Exchange-Traded Fund Trust JPMorgan High Yield Municipal ETF	ExchangeTradedFund	NYSE Arca

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
JMIA	Jumia Technologies AG American Depositary Shares, each representing c	AdrCommon	New York Stock Exchange
JMID	Janus Henderson Mid Cap Growth Alpha ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
JMM	Nuveen Multi-Market Income Fund Common Stock	Fund	New York Stock Exchange
JMMF	J.P. Morgan Exchange-Traded Fund Trust JPMorgan 100% U.S. Treasury Securities Mo	ExchangeTradedFund	NYSE Arca
JMOM	J.P. Morgan Exchange-Traded Fund Trust JPMorgan U.S. Momentum Factor ETF	ExchangeTradedFund	NYSE Arca
JMSB	John Marshall Bancorp Inc COM	CommonStock	NASDAQ Stock Market
JMSI	J.P. Morgan Exchange-Traded Fund Trust JPMorgan Sustainable Municipal Income ET	ExchangeTradedFund	NYSE Arca
JMST	J.P. Morgan Exchange-Traded Fund Trust JPMorgan Ultra-Short Municipal Income ETF	ExchangeTradedFund	NYSE Arca
JMTG	J.P. Morgan Exchange-Traded Fund Trust JPMorgan Mortgage-Backed Securities ETF	ExchangeTradedFund	NYSE Arca
JMUB	J.P. Morgan Exchange-Traded Fund Trust JPMorgan Municipal ETF	ExchangeTradedFund	NYSE Arca
JNEU	AllianzIM U.S. Equity Buffer15 Uncapped June ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
JNJ	Johnson & Johnson Common Stock	CommonStock	New York Stock Exchange
JNK	SPDR Series Trust State Street SPDR Bloomberg High Yield Bond ETF	ExchangeTradedFund	NYSE Arca
JNUG	Direxion Shares ETF Trust Direxion Daily Junior Gold Miners Index Bull 2X ETF	ExchangeTradedFund	NYSE Arca
JOB	GEE Group Inc. Common Stock	CommonStock	NYSE American
JOBX	Tradr 2X Long JOBY Daily ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
JOBY	Joby Aviation, Inc. Common Stock	CommonStock	New York Stock Exchange
JOBY.WS	Joby Aviation, Inc. Redeemable Warrants, each whole warrant exercisable for one sha	Warrant	New York Stock Exchange
JOE	The St. Joe Company Common Stock	CommonStock	New York Stock Exchange
JOET	Virtus ETF Trust II Virtus Terranova U.S. Quality Momentum ETF	ExchangeTradedFund	NYSE Arca
JOF	Japan Smaller Capitalization Fund, Inc. Common Stock	Fund	New York Stock Exchange
JOJO	Tidal Trust I ATAC Credit Rotation ETF	ExchangeTradedFund	NYSE Arca
JOUL	Corgi High Voltage Grid Equipment ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
JOUT	Johnson Outdoors Inc CL A COM USD.05	CommonStock	NASDAQ Stock Market
JOYT	JPMorgan Equity and Options Total Return ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
JOYY	JOYY Inc ADR	AdrCommon	NASDAQ Stock Market
JPAN	Matthews International Funds Matthews Japan Active ETF	ExchangeTradedFund	NYSE Arca
JPC	Nuveen Preferred & Income Opportunities Fund Common Shares of Beneficial Interes	Fund	New York Stock Exchange
JPEF	JPMorgan Equity Focus ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
JPEM	J.P. Morgan Exchange-Traded Fund Trust JPMorgan Diversified Return Emerging Mark	ExchangeTradedFund	NYSE Arca
JPFP	JPMorgan Managed Futures Plus ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
JPHY	J.P. Morgan Exchange-Traded Fund Trust JPMorgan Active High Yield ETF	ExchangeTradedFund	NYSE Arca
JPIB	J.P. Morgan Exchange-Traded Fund Trust JPMorgan International Bond Opportunities	ExchangeTradedFund	NYSE Arca
JPIE	J.P. Morgan Exchange-Traded Fund Trust JPMorgan Income ETF	ExchangeTradedFund	NYSE Arca
JPIN	J.P. Morgan Exchange-Traded Fund Trust JPMorgan Diversified Return International E	ExchangeTradedFund	NYSE Arca
JPLD	J.P. Morgan Exchange-Traded Fund Trust JPMorgan Limited Duration Bond ETF	ExchangeTradedFund	NYSE Arca
JPM	JPMorgan Chase & Co. Common Stock	CommonStock	New York Stock Exchange
JPMB	J.P. Morgan Exchange-Traded Fund Trust JPMorgan USD Emerging Markets Sovereign	ExchangeTradedFund	NYSE Arca
JPME	J.P. Morgan Exchange-Traded Fund Trust JPMorgan Diversified Return U.S. Mid Cap E	ExchangeTradedFund	NYSE Arca
JPMpC	JPMorgan Chase & Co. Depositary Shares, each representing a 1/400th interest in a sl	PreferredStock	New York Stock Exchange
JPMpD	JPMorgan Chase & Co. Depositary Shares, each representing a 1/400th interest in a sl	PreferredStock	New York Stock Exchange
JPMpJ	JPMorgan Chase & Co. Depositary Shares, each representing a 1/400th interest in a sl	PreferredStock	New York Stock Exchange
JPMpK	JPMorgan Chase & Co. Depositary Shares, each representing a 1/400th interest in a sl	PreferredStock	New York Stock Exchange
JPMpL	JPMorgan Chase & Co. Depositary Shares, each representing a 1/400th interest in a sl	PreferredStock	New York Stock Exchange
JPMpM	JPMorgan Chase & Co. Depositary Shares, each representing a 1/400th interest in a sl	PreferredStock	New York Stock Exchange
JPO	Tidal Trust II YieldMax JP Option Income Strategy ETF	ExchangeTradedFund	NYSE Arca
JPRE	J.P. Morgan Exchange-Traded Fund Trust JPMorgan Realty Income ETF	ExchangeTradedFund	NYSE Arca
JPSE	J.P. Morgan Exchange-Traded Fund Trust JPMorgan Diversified Return U.S. Small Cap	ExchangeTradedFund	NYSE Arca
JPST	J.P. Morgan Exchange-Traded Fund Trust JPMorgan Ultra-Short Income ETF	ExchangeTradedFund	NYSE Arca
JPSV	J.P. Morgan Exchange-Traded Fund Trust JPMorgan Active Small Cap Value ETF	ExchangeTradedFund	NYSE Arca
JPUS	J.P. Morgan Exchange-Traded Fund Trust JPMorgan Diversified Return U.S. Equity ETF	ExchangeTradedFund	NYSE Arca
JPXN	iShares Trust iShares JPX-Nikkei 400 ETF	ExchangeTradedFund	NYSE Arca
JPY	Lazard Japanese Equity ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
JQC	Nuveen Credit Strategies Income Fund Common Shares of Beneficial Interest	Fund	New York Stock Exchange
JQUA	J.P. Morgan Exchange-Traded Fund Trust JPMorgan U.S. Quality Factor ETF	ExchangeTradedFund	NYSE Arca

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
JRE	Janus Detroit Street Trust Janus Henderson U.S. Real Estate ETF	ExchangeTradedFund	NYSE Arca
JRI	Nuveen Real Asset Income and Growth Fund Common Shares	Fund	New York Stock Exchange
JRS	Nuveen Real Estate Income Fund Common shares of beneficial interest, par value $0.	Fund	New York Stock Exchange
JRSH	Jerash Holdings (US) Inc COM	CommonStock	NASDAQ Stock Market
JRVR	James River Group Holdings Inc COM USD0.0002	CommonStock	NASDAQ Stock Market
JSCP	J.P. Morgan Exchange-Traded Fund Trust JPMorgan Short Duration Core Plus ETF	ExchangeTradedFund	NYSE Arca
JSI	Janus Detroit Street Trust Janus Henderson Securitized Income ETF	ExchangeTradedFund	NYSE Arca
JSM	Navient Corporation SR NT 2043	Unknown	NASDAQ Stock Market
JSMD	Janus Henderson Small/Mid Cap Growth Alpha ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
JSML	Janus Henderson Small Cap Growth Alpha ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
JSPR	Jasper Therapeutics Inc COM	CommonStock	NASDAQ Stock Market
JSPRW	Jasper Therapeutics Inc WT EXP 120126	Warrant	NASDAQ Stock Market
JSTC	Tidal Trust I Adasina Social Justice All Cap Global ETF	ExchangeTradedFund	NYSE Arca
JTAI	Jet.AI Inc COM CL A	CommonStock	NASDAQ Stock Market
JTEK	JPMorgan U.S. Tech Leaders ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
JUCY	Aptus Enhanced Yield ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
JUDB	Aptus July Deep Buffer ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
JUDO	Janus Henderson U.S. Equity Enhanced Income ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
JULB	Aptus July Buffer ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
JULH	Innovator Premium Income 20 Barrier ETF - July ETF	ExchangeTradedFund	CBOE BZX Exchange
JULJ	Innovator Premium Income 30 Barrier ETF - July ETF	ExchangeTradedFund	CBOE BZX Exchange
JULM	FT Vest U.S. Equity Max Buffer ETF - July ETF	ExchangeTradedFund	CBOE BZX Exchange
JULP	PGIM S&P 500 Buffer 12 ETF - July ETF	ExchangeTradedFund	CBOE BZX Exchange
JULT	AllianzIM U.S. Equity Buffer10 Jul ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
JULU	AllianzIM U.S. Equity Buffer15 Uncapped Jul ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
JULW	AllianzIM U.S. Equity Buffer20 Jul ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
JULZ	TrueShares Structured Outcome (July) ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
JUNC	Corgi U.S. Equities 10 Structured Buffer ETF - June Series ETF	ExchangeTradedFund	CBOE BZX Exchange
JUNM	FT Vest U.S. Equity Max Buffer ETF - June ETF	ExchangeTradedFund	CBOE BZX Exchange
JUNP	PGIM S&P 500 Buffer 12 ETF - June ETF	ExchangeTradedFund	CBOE BZX Exchange
JUNS	Jupiter Neurosciences Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
JUNT	AllianzIM U.S. Equity Buffer10 Jun ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
JUNW	AllianzIM U.S. Equity Buffer20 Jun ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
JUNZ	TrueShares Structured Outcome (June) ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
JUSA	J.P. Morgan Exchange-Traded Fund Trust JPMorgan U.S. Research Enhanced Large Ca	ExchangeTradedFund	NYSE Arca
JUST	Goldman Sachs ETF Trust Goldman Sachs JUST U.S. Large Cap Equity ETF	ExchangeTradedFund	NYSE Arca
JVA	Coffee Holding Co Inc COM USD.001	CommonStock	NASDAQ Stock Market
JVAL	J.P. Morgan Exchange-Traded Fund Trust JPMorgan U.S. Value Factor ETF	ExchangeTradedFund	NYSE Arca
JWEL	Jowell Global Ltd COM	CommonStock	NASDAQ Stock Market
JXG	JX Luxventure Group Inc COM USD.0001	CommonStock	NASDAQ Stock Market
JXI	iShares Trust iShares Global Utilities ETF	ExchangeTradedFund	NYSE Arca
JXN	Jackson Financial Inc. Class A Common Stock	CommonStock	New York Stock Exchange
JXNpA	Jackson Financial Inc. Depositary Shares, Each Representing a 1/1,000th Interest in a	PreferredStock	New York Stock Exchange
JXX	Janus Henderson Transformational Growth ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
JYD	Jayud Global Logistics Ltd CL A ORD USD0.005	CommonStock	NASDAQ Stock Market
JYNT	Joint Corp (The) COM USD.001	CommonStock	NASDAQ Stock Market
JZ	Jianzhi Education Technology Group Co Ltd ADR	AdrCommon	NASDAQ Stock Market
JZXN	Jiuzi Holdings Inc ORD USD0.078	CommonStock	NASDAQ Stock Market
KAI	Kadant Inc. Common Stock	CommonStock	New York Stock Exchange
KALA	KALA BIO Inc COM 0.001USD	CommonStock	NASDAQ Stock Market
KALU	Kaiser Aluminum Corp COM PAR $0.01	CommonStock	NASDAQ Stock Market
KALV	KalVista Pharmaceuticals Inc COM USD.001	CommonStock	NASDAQ Stock Market
KAMO	Kensington Credit Opportunities ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
KAPA	Kairos Pharma, Ltd. Common Stock, par value $0.001 per share	CommonStock	NYSE American
KAPR	Innovator U.S. Small Cap Power Buffer ETF - April ETF	ExchangeTradedFund	CBOE BZX Exchange

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
KARO	Karooooo Ltd ORD SHS	CommonStock	NASDAQ Stock Market
KARS	KraneShares Trust KraneShares Electric Vehicles and Future Mobility Index ETF	ExchangeTradedFund	NYSE Arca
KAT	Scharf ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
KAUG	Innovator U.S. Small Cap Power Buffer ETF - August ETF	ExchangeTradedFund	CBOE BZX Exchange
KB	KB Financial Group Inc. American Depositary Shares (Each respresenting one Commo	AdrCommon	New York Stock Exchange
KBA	KraneShares Trust KraneShares Bosera MSCI China A 50 Connect Index ETF	ExchangeTradedFund	NYSE Arca
KBAB	KraneShares 2x Long BABA Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
KBDC	Kayne Anderson BDC, Inc. Common Stock	CommonStock	New York Stock Exchange
KBDU	KraneShares 2x Long BIDU Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
KBE	SPDR Series Trust State Street SPDR S&P Bank ETF	ExchangeTradedFund	NYSE Arca
KBFR	Innovator ETFs Trust Innovator U.S. Small Cap Managed 10 Buffer ETF	ExchangeTradedFund	NYSE Arca
KBH	KB Home Common Stock	CommonStock	New York Stock Exchange
KBON	Karbon Capital Partners Corp CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
KBONU	Karbon Capital Partners Corp UNIT (1CLA 1/4 WT)	Unit	NASDAQ Stock Market
KBONW	Karbon Capital Partners Corp WT EXP 100230	Warrant	NASDAQ Stock Market
KBR	KBR, Inc. Common Stock	CommonStock	New York Stock Exchange
KBSX	FST Corp ORD USD0.0001	CommonStock	NASDAQ Stock Market
KBUF	KraneShares Trust KraneShares 90% KWEB Defined Outcome January 2027 ETF	ExchangeTradedFund	NYSE Arca
KBWB	Invesco KBW Bank ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
KBWD	Invesco KBW High Dividend Yield Financial ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
KBWP	Invesco KBW Property & Casualty Insurance ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
KBWY	Invesco KBW Premium Yield Equity REIT ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
KC	Kingsoft Cloud Holdings Limited ADR	AdrCommon	NASDAQ Stock Market
KCA.U	Kensington Capital Acquisition Corp. VI New Units, each consisting of one Class A Ord	Unit	New York Stock Exchange
KCAC.U	Kensington Capital Acquisition Corp. VI Units, each consisting on one Class A Ordinary	Unit	New York Stock Exchange
KCAC.WS	Kensington Capital Acquisition Corp. VI Class 1 redeemable warrants, each exercisabl	Warrant	New York Stock Exchange
KCAI	KraneShares Trust KraneShares China Alpha Index ETF	ExchangeTradedFund	NYSE Arca
KCCA	KraneShares Trust KraneShares California Carbon Allowance Strategy ETF	ExchangeTradedFund	NYSE Arca
KCE	SPDR Series Trust State Street SPDR S&P Capital Markets ETF	ExchangeTradedFund	NYSE Arca
KCHV	Kochav Defense Acquisition Corp CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
KCHVR	Kochav Defense Acquisition Corp. Right	Right	NASDAQ Stock Market
KCHVU	Kochav Defense Acquisition Corp UNIT(1 CLA 1RT)	Unit	NASDAQ Stock Market
KCOP	Kurv Copper & Mining Enhanced Income ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
KCSH	KraneShares Trust KraneShares Sustainable Ultra Short Duration Index ETF	ExchangeTradedFund	NYSE Arca
KD	Kyndryl Holdings, Inc. Common Stock	CommonStock	New York Stock Exchange
KDEC	Innovator US Small Cap Power Buffer ETF - December ETF	ExchangeTradedFund	CBOE BZX Exchange
KDEF	Exchange Listed Funds Trust PLUS Korea Defense Industry Index ETF	ExchangeTradedFund	NYSE Arca
KDK	Kodiak AI Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
KDKRW	Kodiak AI Inc WT EXP 092530	Warrant	NASDAQ Stock Market
KDP	Keurig Dr Pepper Inc COM	CommonStock	NASDAQ Stock Market
KDRN	ETF Opportunities Trust Kingsbarn Tactical Bond ETF	ExchangeTradedFund	NYSE Arca
KDVD	Gabelli ETFs Trust Keeley Dividend ETF	ExchangeTradedFund	NYSE Arca
KE	Kimball Electronics Inc COM NPV	CommonStock	NASDAQ Stock Market
KEAT	Keating Active ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
KEEL	Keel Infrastructure Corp COM USD0.001	CommonStock	NASDAQ Stock Market
KEEX	Defiance Daily Target 2x Long KEEL ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
KELYA	Kelly Services Inc. CL A COM USD1 NVTG	CommonStock	NASDAQ Stock Market
KELYB	Kelly Services Inc. CL B COM USD1	CommonStock	NASDAQ Stock Market
KEMQ	KraneShares Trust KraneShares Emerging Markets Consumer Technology Index ETF	ExchangeTradedFund	NYSE Arca
KEMX	KraneShares Trust KraneShares MSCI Emerging Markets ex China Index ETF	ExchangeTradedFund	NYSE Arca
KEN	Kenon Holdings Ltd. Ordinary Shares	CommonStock	New York Stock Exchange
KEP	Korea Electric Power Corporation American Depositary Shares (Each representing 1/2	AdrCommon	New York Stock Exchange
KEQU	Kewaunee Scientific Corp COM USD2.5	CommonStock	NASDAQ Stock Market
KEX	Kirby Corporation Common Stock	CommonStock	New York Stock Exchange
KEY	KeyCorp Common Shares	CommonStock	New York Stock Exchange

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
KEYS	Keysight Technologies, Inc. Common stock, par value $0.01 per share	CommonStock	New York Stock Exchange
KEYYU	Keystone Acquisition Corp UNIT(1CLA 1/2WT)	Unit	NASDAQ Stock Market
KEYpI	KeyCorp Depositary Shares each representing a 1/40th ownership interest in a share	PreferredStock	New York Stock Exchange
KEYpJ	KeyCorp Depositary Shares Each Representing a 1/40th Ownership Interest in a Share	PreferredStock	New York Stock Exchange
KEYpK	KeyCorp Depositary Shares, each representing a 1/40th ownership interest in a share	PreferredStock	New York Stock Exchange
KEYpL	KeyCorp Depositary Shares each representing a 1/40th ownership interest in a share	PreferredStock	New York Stock Exchange
KF	The Korea Fund, Inc. Common Stock	Fund	New York Stock Exchange
KFEB	Innovator US Small Cap Power Buffer ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
KFFB	Kentucky First Federal Bancorp COM	CommonStock	NASDAQ Stock Market
KFII	K&F Growth Acquisition Corp II CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
KFIIR	K&F Growth Acquisition Corp. II Rights	Right	NASDAQ Stock Market
KFIIU	K&F Growth Acquisition Corp II UNIT(1 CLA 1RT)	Unit	NASDAQ Stock Market
KFRC	Kforce Inc. Common Stock	CommonStock	New York Stock Exchange
KFY	Korn Ferry Common Stock	CommonStock	New York Stock Exchange
KG	Kestrel Group Ltd COM	CommonStock	NASDAQ Stock Market
KGC	Kinross Gold Corporation Common Shares	CommonStock	New York Stock Exchange
KGEI	Kolibri Global Energy Inc COM	CommonStock	NASDAQ Stock Market
KGLD	Kurv Gold Enhanced Income ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
KGRN	KraneShares Trust KraneShares MSCI China Clean Technology Index ETF	ExchangeTradedFund	NYSE Arca
KGS	Kodiak Gas Services, Inc. Common Stock	CommonStock	New York Stock Exchange
KHC	The Kraft Heinz Co COM USD.01	CommonStock	NASDAQ Stock Market
KHPI	Kensington Hedged Premium Income ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
KHYB	KraneShares Trust KraneShares Asia Pacific High Income USD Bond ETF	ExchangeTradedFund	NYSE Arca
KIDS	OrthoPediatrics Corp COM USD0.00025	CommonStock	NASDAQ Stock Market
KIDZ	KIDZ AI Inc CL B COM USD0.0001	CommonStock	NASDAQ Stock Market
KIDZW	KIDZ AI Inc WT EXP 040330	Warrant	NASDAQ Stock Market
KIE	SPDR Series Trust State Street SPDR S&P Insurance ETF	ExchangeTradedFund	NYSE Arca
KIM	Kimco Realty Corporation Common Stock	CommonStock	New York Stock Exchange
KIMpL	Kimco Realty Corporation Class L Depositary Shares, each of which represents a one0	PreferredStock	New York Stock Exchange
KIMpM	Kimco Realty Corporation Class M Depositary Shares, each of which represents a one-	PreferredStock	New York Stock Exchange
KIMpN	Kimco Realty Corporation Depositary Shares, each representing 1/1,000th interest in	PreferredStock	New York Stock Exchange
KINS	Kingstone Cos Inc COM USD1	CommonStock	NASDAQ Stock Market
KIO	KKR Income Opportunities Fund Common Shares	Fund	New York Stock Exchange
KIQQ	KraneShares InspereX Nasdaq Dynamic Buffered High Income Index ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
KITT	Nauticus Robotics Inc COM	CommonStock	NASDAQ Stock Market
KITTW	Nauticus Robotics Inc WT EXP 073026	Warrant	NASDAQ Stock Market
KJAN	Innovator U.S. Small Cap Power Buffer ETF - January ETF	ExchangeTradedFund	CBOE BZX Exchange
KJD	KraneShares 2x Long JD Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
KJUL	Innovator U.S. Small Cap Power Buffer ETF - July ETF	ExchangeTradedFund	CBOE BZX Exchange
KJUN	Innovator U.S. Small Cap Power Buffer ETF - June ETF	ExchangeTradedFund	CBOE BZX Exchange
KKR	KKR & Co. Inc. Common Stock	CommonStock	New York Stock Exchange
KKRS	KKR & Co. Inc. 4.625% Subordinated Notes due 2061	StructuredProduct	New York Stock Exchange
KKRT	KKR & Co. Inc. 6.875% Subordinated Notes due 2065	StructuredProduct	New York Stock Exchange
KKRpD	KKR & Co. Inc. 6.25% Series D Mandatory Convertible Preferred Stock	StructuredProduct	New York Stock Exchange
KLAC	KLA Corp COM USD.001	CommonStock	NASDAQ Stock Market
KLAG	Leverage Shares 2x Long KLAC Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
KLAR	Klarna Group plc Ordinary Shares	CommonStock	New York Stock Exchange
KLC	KinderCare Learning Companies, Inc. Common Stock	CommonStock	New York Stock Exchange
KLIC	Kulicke and Soffa Industries Inc COM NPV	CommonStock	NASDAQ Stock Market
KLIP	KraneShares Trust KraneShares KWEB Covered Call Strategy ETF	ExchangeTradedFund	NYSE Arca
KLMN	Invesco Exchange-Traded Fund Trust II Invesco MSCI North America Climate ETF	ExchangeTradedFund	NYSE Arca
KLMT	Invesco Exchange-Traded Fund Trust II Invesco MSCI Global Climate 500 ETF	ExchangeTradedFund	NYSE Arca
KLRA	Kailera Therapeutics Inc COM USD0.00001	CommonStock	NASDAQ Stock Market
KLRS	Kalaris Therapeutics Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
KLTR	Kaltura Inc COM	CommonStock	NASDAQ Stock Market

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
KLXE	KLX Energy Services Holdings Inc COM	CommonStock	NASDAQ Stock Market
KMAR	Innovator U.S. Small Cap Power Buffer ETF - March ETF	ExchangeTradedFund	CBOE BZX Exchange
KMAY	Innovator U.S. Small Cap Power Buffer ETF - May ETF	ExchangeTradedFund	CBOE BZX Exchange
KMB	Kimberly-Clark Corporation COM USD1.25	CommonStock	NASDAQ Stock Market
KMCA	Exchange Listed Funds Trust PLUS Korea Manufacturing Core Alliance Index ETF	ExchangeTradedFund	NYSE Arca
KMDA	Kamada Ltd COM ILS1.	CommonStock	NASDAQ Stock Market
KMI	Kinder Morgan, Inc. Class P common stock, $0.01 par value	CommonStock	New York Stock Exchange
KMID	Virtus ETF Trust II Virtus KAR Mid-Cap ETF	ExchangeTradedFund	NYSE Arca
KMLI	KraneShares 2x Long MELI Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
KMLM	KraneShares Trust KraneShares Mount Lucas Managed Futures Index Strategy ETF	ExchangeTradedFund	NYSE Arca
KMPB	Kemper Corporation 5.875% Fixed-Rate Reset Junior Subordinated Debentures due 2	StructuredProduct	New York Stock Exchange
KMPR	Kemper Corporation Common Stock	CommonStock	New York Stock Exchange
KMRK	K-Tech Solutions Co Ltd CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
KMT	Kennametal Inc. Capital Stock	CommonStock	New York Stock Exchange
KMTS	Kestra Medical Technologies Ltd COM USD1.00	CommonStock	NASDAQ Stock Market
KMX	CarMax Inc. Common Stock	CommonStock	New York Stock Exchange
KN	Knowles Corporation Common Stock	CommonStock	New York Stock Exchange
KNCT	Invesco Exchange-Traded Fund Trust Invesco Next Gen Connectivity ETF	ExchangeTradedFund	NYSE Arca
KNDI	Kandi Technolgies Group Inc ORD USD0.0001	CommonStock	NASDAQ Stock Market
KNF	Knife River Corporation Common Stock	CommonStock	New York Stock Exchange
KNG	FT Vest S&P 500 Dividend Aristocrats Target Income ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
KNGZ	First Trust S&P 500 Diversified Dividend Aristocrats ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
KNO	Investment Managers Series Trust II AXS Knowledge Leaders ETF	ExchangeTradedFund	NYSE Arca
KNOP	KNOT Offshore Partners LP Common Stock	CommonStock	New York Stock Exchange
KNOV	Innovator U.S. Small Cap Power Buffer ETF - November ETF	ExchangeTradedFund	CBOE BZX Exchange
KNOW	Fundamentals First ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
KNRG	Simplify Exchange Traded Funds Simplify Kayne Anderson Energy and Infrastructure C	ExchangeTradedFund	NYSE Arca
KNRX	KNOREX LTD. Class A Ordinary Shares	CommonStock	NYSE American
KNSA	Kiniksa Pharmaceuticals International plc CL A ORD USD0.000273	CommonStock	NASDAQ Stock Market
KNSL	Kinsale Capital Group, Inc. Common Stock	CommonStock	New York Stock Exchange
KNTK	Kinetik Holdings Inc. Class A Common Stock	CommonStock	New York Stock Exchange
KNX	Knight-Swift Transportation Holdings Inc. Common Stock	CommonStock	New York Stock Exchange
KO	The Coca-Cola Company Common Stock	CommonStock	New York Stock Exchange
KOCT	Innovator U.S. Small Cap Power Buffer ETF - October ETF	ExchangeTradedFund	CBOE BZX Exchange
KOD	Kodiak Sciences Inc COM	CommonStock	NASDAQ Stock Market
KODK	Eastman Kodak Company Common Stock, $0.01 par value per share	CommonStock	New York Stock Exchange
KOF	Coca-Cola FEMSA, S.A.B. de C.V. American Depositary Shares, each representing 10 U	AdrCommon	New York Stock Exchange
KOID	KraneShares Global Humanoid Robotics and Physical AI Index ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
KOKU	DBX ETF Trust Xtrackers MSCI Kokusai Equity ETF	ExchangeTradedFund	NYSE Arca
KOLD	ProShares Trust II ProShares UltraShort Bloomberg Natural Gas	ExchangeTradedVehicle	NYSE Arca
KOMP	SPDR Series Trust State Street SPDR S&P Kensho New Economies Composite ETF	ExchangeTradedFund	NYSE Arca
KONG	Formidable Fortress ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
KOOL	Spinnaker ETF Series North Shore Equity Rotation ETF	ExchangeTradedFund	NYSE Arca
KOP	Koppers Holdings Inc. Common Stock	CommonStock	New York Stock Exchange
KOPN	Kopin Corp COM USD.01	CommonStock	NASDAQ Stock Market
KORE	KORE Group Holdings, Inc. Common Stock	CommonStock	New York Stock Exchange
KORP	American Century ETF Trust American Century Diversified Corporate Bond ETF	ExchangeTradedFund	NYSE Arca
KORU	Direxion Shares ETF Trust Direxion Daily MSCI South Korea Bull 3X ETF	ExchangeTradedFund	NYSE Arca
KOS	Kosmos Energy Ltd. Common Shares	CommonStock	New York Stock Exchange
KOSS	Koss Corp COM USD.01	CommonStock	NASDAQ Stock Market
KOYN	CSLM Digital Asset Acquisition Corp III Ltd CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
KOYNU	CSLM Digital Asset Acquisition Corp III Ltd UNIT (1CLA 1/2 WT)	Unit	NASDAQ Stock Market
KOYNW	CSLM Digital Asset Acquisition Corp III Ltd WT EXP 052230	Warrant	NASDAQ Stock Market
KPDD	KraneShares 2x Long PDD Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
KPET	KPET Ultra Paceline Corporation Class A Ordinary Shares	CommonStock	New York Stock Exchange

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
KPET.U	KPET Ultra Paceline Corporation Units, each consisting of one Class A ordinary share a	Unit	New York Stock Exchange
KPET.WS	KPET Ultra Paceline Corporation Warrants, each whole warrant exercisable for one Cl	Warrant	New York Stock Exchange
KPHO	KraneShares Trust KraneShares Dragon Capital Growth of Vietnam Index ETF	ExchangeTradedFund	NYSE Arca
KPLT	Katapult Holdings Inc COM	CommonStock	NASDAQ Stock Market
KPLTW	Katapult Holdings Inc WT EXP 060926	Warrant	NASDAQ Stock Market
KPRO	KraneShares Trust KraneShares 100% KWEB Defined Outcome January 2027 ETF	ExchangeTradedFund	NYSE Arca
KPRX	Kiora Pharmaceuticals Inc COM USD.01	CommonStock	NASDAQ Stock Market
KPTI	Karyopharm Therapeutics Inc COM USD.0001	CommonStock	NASDAQ Stock Market
KQQQ	Kurv Technology Titans Select ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
KR	The Kroger Co. Common Stock	CommonStock	New York Stock Exchange
KRAQ	KRAKacquisition Corp CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
KRAQU	KRAKacquisition Corp UNITS (1 CLA 1/4 WT)	Unit	NASDAQ Stock Market
KRAQW	KRAKacquisition Corp WT EXP 122330	Warrant	NASDAQ Stock Market
KRBN	KraneShares Trust KraneShares Global Carbon Strategy ETF	ExchangeTradedFund	NYSE Arca
KRC	Kilroy Realty Corporation Common Stock	CommonStock	New York Stock Exchange
KRE	SPDR Series Trust State Street SPDR S&P Regional Banking ETF	ExchangeTradedFund	NYSE Arca
KREF	KKR Real Estate Finance Trust Inc. Common Stock, $0.01 par value per share	CommonStock	New York Stock Exchange
KREFpA	KKR Real Estate Finance Trust Inc. 6.50% Series A Cumulative Redeemable Preferred S	PreferredStock	New York Stock Exchange
KRG	Kite Realty Group Trust Common Shares	CommonStock	New York Stock Exchange
KRKR	36Kr Holdings Inc ADS	AdrCommon	NASDAQ Stock Market
KRMA	Global X Conscious Companies ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
KRMD	KORU Medical Systems Inc COM USD.01	CommonStock	NASDAQ Stock Market
KRMN	Karman Holdings Inc. Common Stock	CommonStock	New York Stock Exchange
KRNT	Kornit Digital Ltd ORD ILS.01	CommonStock	NASDAQ Stock Market
KRNY	Kearny Financial Corp COM USD.10	CommonStock	NASDAQ Stock Market
KRO	Kronos Worldwide, Inc. Common Stock	CommonStock	New York Stock Exchange
KROP	Global X AgTech & Food Innovation ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
KROS	Keros Therapeutics Inc COM	CommonStock	NASDAQ Stock Market
KRP	Kimbell Royalty Partners, LP Common Stock	CommonStock	New York Stock Exchange
KRRO	Korro Bio Inc COM USD0.001	CommonStock	NASDAQ Stock Market
KRSP	Rice Acquisition Corporation 3 Class A Ordinary Shares	CommonStock	New York Stock Exchange
KRSP.U	Rice Acquisition Corporation 3 Units, each consisting of one Class A ordinary share an	Unit	New York Stock Exchange
KRSP.WS	Rice Acquisition Corporation 3 Redeemable warrants, each whole warrant exercisable	Warrant	New York Stock Exchange
KRT	Karat Packaging Inc COM	CommonStock	NASDAQ Stock Market
KRUS	Kura Sushi USA Inc COM CL A USD0.001	CommonStock	NASDAQ Stock Market
KRWX	Corgi South Korea 2x Daily ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
KRYP	ProShares Trust ProShares CoinDesk 20 Crypto ETF	ExchangeTradedFund	NYSE Arca
KRYS	Krystal Biotech Inc COM	CommonStock	NASDAQ Stock Market
KSA	iShares Trust iShares MSCI Saudi Arabia ETF	ExchangeTradedFund	NYSE Arca
KSCP	Knightscope Inc CL A COM USD0.001	CommonStock	NASDAQ Stock Market
KSEP	Innovator U.S. Small Cap Power Buffer ETF - September ETF	ExchangeTradedFund	CBOE BZX Exchange
KSLV	Kurv Silver Enhanced Income ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
KSPI	Joint Stock Company Kaspi kz ADR	AdrCommon	NASDAQ Stock Market
KSPY	KraneShares Trust KraneShares Hedgeye Hedged Equity Index ETF	ExchangeTradedFund	NYSE Arca
KSS	Kohl's Corporation Common Stock	CommonStock	New York Stock Exchange
KSTR	KraneShares Trust KraneShares SSE STAR Market 50 Index ETF	ExchangeTradedFund	NYSE Arca
KT	KT Corporation American Depositary Shares (Each representing 1/2 of a Common Sha	AdrCommon	New York Stock Exchange
KTB	Kontoor Brands, Inc. Common Stock	CommonStock	New York Stock Exchange
KTCC	Key Tronic Corp COM NPV	CommonStock	NASDAQ Stock Market
KTEC	KraneShares Trust KraneShares Hang Seng TECH Index ETF	ExchangeTradedFund	NYSE Arca
KTF	DWS Municipal Income Trust Common Shares	Fund	New York Stock Exchange
KTH	Structured Products Corp. 8.0% Corporate-Backed Trust Securities (CorTS) Certificate	StructuredProduct	New York Stock Exchange
KTN	Structured Products Corp. 8.205% Credit-Enhanced Corporate-Backed Trust Securitie	StructuredProduct	New York Stock Exchange
KTOS	Kratos Defense & Security Solutions Inc COM USD.01	CommonStock	NASDAQ Stock Market
KTTA	Pasithea Therapeutics Corp COM USD.0001	CommonStock	NASDAQ Stock Market

Pearl Equities Securities List as of 6/4/2026			
Symbol	**Security Name**	**Security Class**	**Listed Exchange**
KTTAW	Pasithea Therapeutics Corp WT EXP 081226	Warrant	NASDAQ Stock Market
KTUP	T-REX 2X Long KTOS Daily Target ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
KTWO	K2 Capital Acquisition Corp CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
KTWOR	K2 Capital Acquisition Corporation Rights	Right	NASDAQ Stock Market
KTWOU	K2 Capital Acquisition Corp UNIT (1CLA 1 RT)	Unit	NASDAQ Stock Market
KULR	KULR Technology Group, Inc. Common Stock	CommonStock	NYSE American
KURA	Kura Oncology Inc COM USD.0001	CommonStock	NASDAQ Stock Market
KURE	KraneShares Trust KraneShares MSCI All China Health Care Index ETF	ExchangeTradedFund	NYSE Arca
KUST	Kustom Entertainment Inc COM USD.001	CommonStock	NASDAQ Stock Market
KVAC	Keen Vision Acquisition Corp ORD USD0.0001	CommonStock	NASDAQ Stock Market
KVACU	Keen Vision Acquisition Corp UNITS	Unit	NASDAQ Stock Market
KVACW	Keen Vision Acquisition Corp WT EXP 031528	Warrant	NASDAQ Stock Market
KVHI	KVH Industries Inc COM USD.01	CommonStock	NASDAQ Stock Market
KVLE	KraneShares Trust KraneShares Value Line Dynamic Dividend Equity Index ETF	ExchangeTradedFund	NYSE Arca
KVUE	Kenvue Inc. Common Stock	CommonStock	New York Stock Exchange
KVYO	Klaviyo, Inc. Series A Common Stock	CommonStock	New York Stock Exchange
KW	Kennedy-Wilson Holdings, Inc. Common Stock	CommonStock	New York Stock Exchange
KWEB	KraneShares Trust KraneShares CSI China Internet ETF	ExchangeTradedFund	NYSE Arca
KWIN	KraneShares Trust KraneShares Wahed Alternative Income Index ETF	ExchangeTradedFund	NYSE Arca
KWM	K Wave Media Ltd ORD USD0.0001	CommonStock	NASDAQ Stock Market
KWMWW	K Wave Media Ltd WT EXP 051430	Warrant	NASDAQ Stock Market
KWR	Quaker Houghton Common Stock	CommonStock	New York Stock Exchange
KWT	iShares MSCI Kuwait ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
KWY	Kingsway Corporation Common Stock	CommonStock	New York Stock Exchange
KXI	iShares Trust iShares Global Consumer Staples ETF	ExchangeTradedFund	NYSE Arca
KXIN	Kaixin Holdings ORD USD20.25	CommonStock	NASDAQ Stock Market
KYC	Corgi Digital Banking & Fintech Infrastructure ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
KYIV	Kyivstar Group Ltd COM USD0.01	CommonStock	NASDAQ Stock Market
KYIVW	Kyivstar Group Ltd WT EXP 081430	Warrant	NASDAQ Stock Market
KYLD	Kurv High Income ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
KYMR	Kymera Therapeutics Inc COM	CommonStock	NASDAQ Stock Market
KYN	Kayne Anderson Energy Infrastructure Fund, Inc. Common Stock	Fund	New York Stock Exchange
KYNB	Kyntra Bio Inc COM USD.01	CommonStock	NASDAQ Stock Market
KYTX	Kyverna Therapeutics Inc COM USD0.00001	CommonStock	NASDAQ Stock Market
KZIA	Kazia Therapeutics Limited SPONSORED ADR	AdrCommon	NASDAQ Stock Market
L	Loews Corporation Common Stock	CommonStock	New York Stock Exchange
LAB	Standard BioTools Inc COM USD.001	CommonStock	NASDAQ Stock Market
LABD	Direxion Shares ETF Trust Direxion Daily S&P Biotech Bear 3X ETF	ExchangeTradedFund	NYSE Arca
LABT	Lakewood-Amedex Biotherapeutics Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
LABU	Direxion Shares ETF Trust Direxion Daily S&P Biotech Bull 3X ETF	ExchangeTradedFund	NYSE Arca
LABX	Tradr 2X Long ALAB Daily ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
LAC	Lithium Americas Corp. Common Shares	CommonStock	New York Stock Exchange
LACG	Leverage Shares 2X Long LAC Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
LAD	Lithia Motors, Inc. Common Stock	CommonStock	New York Stock Exchange
LADR	Ladder Capital Corp Class A Common Stock, $0.001 par value per share	CommonStock	New York Stock Exchange
LAES	SEALSQ Corp ORD USD0.01	CommonStock	NASDAQ Stock Market
LAFA	LaFayette Acquisition Corp ORD USD0.0001	CommonStock	NASDAQ Stock Market
LAFAR	LaFayette Acquisition Corp. Rights	Right	NASDAQ Stock Market
LAFAU	LaFayette Acquisition Corp UNIT(1 ORD 1RT)	Unit	NASDAQ Stock Market
LAKE	Lakeland Industries Inc COM USD1	CommonStock	NASDAQ Stock Market
LALT	First Trust Exchange-Traded Fund VIII First Trust Multi-Strategy Alternative ETF	ExchangeTradedFund	NYSE Arca
LAMR	Lamar Advertising Co CL A COM NPV	CommonStock	NASDAQ Stock Market
LAND	Gladstone Land Corporation COM USD.001	CommonStock	NASDAQ Stock Market
LANDO	Gladstone Land Corporation PFD SER B 6%	Unknown	NASDAQ Stock Market
LANDP	Gladstone Land Corporation 6% SER C CUM PFD	PreferredStock	NASDAQ Stock Market

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
LANV	Lanvin Group Holdings Limited Ordinary Shares	CommonStock	New York Stock Exchange
LANV.WS	Lanvin Group Holdings Limited Redeemable Warrants, each whole warrant exercisabl	Warrant	New York Stock Exchange
LAPR	Innovator Premium Income 15 Buffer ETF - April ETF	ExchangeTradedFund	CBOE BZX Exchange
LAR	Lithium Argentina AG Common Shares	CommonStock	New York Stock Exchange
LARK	Landmark Bancorp Inc COM USD.1	CommonStock	NASDAQ Stock Market
LASE	Laser Photonics Corp COM USD0.01	CommonStock	NASDAQ Stock Market
LASR	nLIGHT Inc COM USD.0001	CommonStock	NASDAQ Stock Market
LATA	Galata Acquisition Corp II CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
LATAU	Galata Acquisition Corp II UNIT (1CLA 1/3 WT)	Unit	NASDAQ Stock Market
LATAW	Galata Acquisition Corp II WT EXP 9/30/32	Warrant	NASDAQ Stock Market
LATR	Corgi Buy Now Pay Later ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
LAUR	Laureate Education Inc COM USD0.004	CommonStock	NASDAQ Stock Market
LAW	CS Disco, Inc. Common Stock	CommonStock	New York Stock Exchange
LAWR	Robot Consulting Co Ltd ADR	AdrCommon	NASDAQ Stock Market
LAZ	Lazard, Inc. Common Stock	CommonStock	New York Stock Exchange
LB	LandBridge Company LLC Class A Shares Representing Limited Liability Company Inter	CommonStock	New York Stock Exchange
LBAY	Tidal Trust I Leatherback Long/Short Alternative Yield ETF	ExchangeTradedFund	NYSE Arca
LBGJ	Li Bang International Corporation Inc CL A ORD USD0.01	CommonStock	NASDAQ Stock Market
LBO	WHITEWOLF Publicly Listed Private Equity ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
LBRDA	Liberty Broadband Corp SR A COM USD.01	CommonStock	NASDAQ Stock Market
LBRDK	Liberty Broadband Corp SR C COM USD.01	CommonStock	NASDAQ Stock Market
LBRDP	Liberty Broadband Corp CUM RED PFD SR A	PreferredStock	NASDAQ Stock Market
LBRT	Liberty Energy Inc. Class A common stock	CommonStock	New York Stock Exchange
LBRX	LB Pharmaceuticals Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
LBTYA	Liberty Global Ltd SR A COM USD.01	CommonStock	NASDAQ Stock Market
LBTYB	Liberty Global Ltd SR B COM USD.01	CommonStock	NASDAQ Stock Market
LBTYK	Liberty Global Ltd SR C COM USD .01	CommonStock	NASDAQ Stock Market
LC	LendingClub Corporation Common Stock	CommonStock	New York Stock Exchange
LCAP	Principal Capital Appreciation Select ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
LCCC	Lakeshore Acquisition III Corp ORD USD0.0001	CommonStock	NASDAQ Stock Market
LCCCR	Lakeshore Acquisition III Corp. Rights	Right	NASDAQ Stock Market
LCCCU	Lakeshore Acquisition III Corp UNIT (1 ORD, 1 RT)	Unit	NASDAQ Stock Market
LCDL	GraniteShares 2x Long LCID Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
LCDS	JPMorgan Fundamental Data Science Large Core ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
LCF	Touchstone US Large Cap Focused ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
LCFY	Locafy Ltd ORD	CommonStock	NASDAQ Stock Market
LCFYW	Locafy Ltd WT EXP 032327	Warrant	NASDAQ Stock Market
LCID	Lucid Group Inc COM	CommonStock	NASDAQ Stock Market
LCII	LCI Industries Common Stock	CommonStock	New York Stock Exchange
LCLG	Advisors Series Trust Logan Capital Broad Innovative Growth ETF	ExchangeTradedFund	NYSE Arca
LCLN	Lincoln International, Inc. Class A Common Stock	CommonStock	New York Stock Exchange
LCNB	LCNB Corp COM NPV	CommonStock	NASDAQ Stock Market
LCO	Tidal Trust IV LOGIQ Contrarian Opportunities ETF	ExchangeTradedFund	NYSE Arca
LCOW	Pacer S&P 500 Quality FCF Aristocrats ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
LCR	Managed Portfolio Series Leuthold Core ETF	ExchangeTradedFund	NYSE Arca
LCTD	BlackRock ETF Trust iShares World ex U.S. Carbon Transition Readiness Aware Active	ExchangeTradedFund	NYSE Arca
LCTU	BlackRock ETF Trust iShares U.S. Carbon Transition Readiness Aware Active ETF	ExchangeTradedFund	NYSE Arca
LCTX	Lineage Cell Therapeutics, Inc. Common Shares	CommonStock	NYSE American
LCUT	Lifetime Brands Inc COM USD.01	CommonStock	NASDAQ Stock Market
LDDR	LifeX 2035 Income Bucket ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
LDEM	iShares ESG MSCI EM Leaders ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
LDI	loanDepot, Inc. Class A Common Stock	CommonStock	New York Stock Exchange
LDOS	Leidos Holdings, Inc. Common Stock	CommonStock	New York Stock Exchange
LDP	Cohen & Steers Limited Duration Preferred and Income Fund, Inc. Common Stock	Fund	New York Stock Exchange
LDRC	iShares Trust iShares iBonds 1-5 Year Corporate Ladder ETF	ExchangeTradedFund	NYSE Arca

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
LDRH	iShares Trust iShares iBonds 1-5 Year High Yield and Income Ladder ETF	ExchangeTradedFund	NYSE Arca
LDRI	iShares Trust iShares iBonds 1-5 Year TIPS Ladder ETF	ExchangeTradedFund	NYSE Arca
LDRT	iShares Trust iShares iBonds 1-5 Year Treasury Ladder ETF	ExchangeTradedFund	NYSE Arca
LDRX	SGI Enhanced Market Leaders ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
LDSF	First Trust Low Duration Strategic Focus ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
LDUR	PIMCO ETF Trust PIMCO Enhanced Low Duration Active Exchange-Traded Fund	ExchangeTradedFund	NYSE Arca
LE	Lands' End Inc COM USD.01	CommonStock	NASDAQ Stock Market
LEA	Lear Corporation Common Stock	CommonStock	New York Stock Exchange
LEAD	Siren DIVCON Leaders Dividend ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
LECO	Lincoln Electric Holdings Inc COM NPV	CommonStock	NASDAQ Stock Market
LEDS	SemiLEDs Corp COM	CommonStock	NASDAQ Stock Market
LEE	Lee Enterprises Inc COM USD2	CommonStock	NASDAQ Stock Market
LEG	Leggett & Platt, Incorporated Common Stock	CommonStock	New York Stock Exchange
LEGH	Legacy Housing Corp COM	CommonStock	NASDAQ Stock Market
LEGN	Legend Biotech Corp ADR	AdrCommon	NASDAQ Stock Market
LEGO	Legato Merger Corp. IV Ordinary Shares	CommonStock	NYSE American
LEGO.U	Legato Merger Corp. IV Units, each consisting of one Ordinary Share and one-third of	Unit	NYSE American
LEGO.WS	Legato Merger Corp. IV Redeemable Warrants, each whole warrant exercisable to pu	Warrant	NYSE American
LEGR	First Trust Exchange-Traded Fund VI - First Trust Indxx Innovative Transaction & Proce	ExchangeTradedFund	NASDAQ Stock Market
LEGT	Legato Merger Corp. III Ordinary Shares	CommonStock	NYSE American
LEGT.U	Legato Merger Corp. III Units, each consisting of one ordinary share and one-half of o	Unit	NYSE American
LEGT.WS	Legato Merger Corp. III Redeemable Warrants, each whole warrant exercisable for or	Warrant	NYSE American
LEMB	iShares Inc. iShares J.P. Morgan EM Local Currency Bond ETF	ExchangeTradedFund	NYSE Arca
LEN	Lennar Corporation Class A Common Stock	CommonStock	New York Stock Exchange
LEN.B	Lennar Corporation Class B Common Stock	CommonStock	New York Stock Exchange
LEND	SEI High Yield Bond & Alternative Credit ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
LENS	Sarmaya Thematic ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
LENZ	LENZ Therapeutics Inc COM USD.00001	CommonStock	NASDAQ Stock Market
LEO	BNY Mellon Strategic Municipals, Inc. Common Stock	Fund	New York Stock Exchange
LESL	Leslie's Inc COM USD.001	CommonStock	NASDAQ Stock Market
LEU	Centrus Energy Corp. Common Stock	CommonStock	New York Stock Exchange
LEUX	Tradr 2X Long LEU Daily ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
LEVI	Levi Strauss & Co. Class A Common Stock	CommonStock	New York Stock Exchange
LEXI	Alexis Practical Tactical ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
LEXX	Lexaria Bioscience Corp COM	CommonStock	NASDAQ Stock Market
LFAC	Leapfrog Acquisition Corp CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
LFACU	Leapfrog Acquisition Corp UNITS (1 ORD 1/2 WT)	Unit	NASDAQ Stock Market
LFACW	Leapfrog Acquisition Corp WT EXP 111030	Warrant	NASDAQ Stock Market
LFAI	LifeX 2050 Longevity Income ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
LFAO	LifeX 2055 Longevity Income ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
LFAW	LifeX 2060 Longevity Income ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
LFBE	LifeX 2065 Longevity Income ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
LFCR	Lifecore Biomedical Inc COM NPV	CommonStock	NASDAQ Stock Market
LFDR	LifeX Durable Income ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
LFEQ	VanEck ETF Trust VanEck Long/Flat Trend ETF	ExchangeTradedFund	NYSE Arca
LFGY	Tidal Trust II YieldMax Crypto Industry & Tech Portfolio Option Income ETF	ExchangeTradedFund	NYSE Arca
LFMD	LifeMD Inc COM	CommonStock	NASDAQ Stock Market
LFMDP	LifeMD Inc PFD CL A	PreferredStock	NASDAQ Stock Market
LFS	LEIFRAS Co Ltd ADR	AdrCommon	NASDAQ Stock Market
LFSC	F/m Emerald Life Sciences Innovation ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
LFST	LifeStance Health Group Inc COM USD.01	CommonStock	NASDAQ Stock Market
LFT	Lument Finance Trust, Inc. Common Stock	CommonStock	New York Stock Exchange
LFTO	Liftoff Mobile Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
LFTpA	Lument Finance Trust, Inc. 7.875% Series A Cumulative Redeemable Preferred Stock	PreferredStock	New York Stock Exchange
LFUS	Littelfuse Inc COM USD.01	CommonStock	NASDAQ Stock Market

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
LFVN	LifeVantage Corp COM USD0.001	CommonStock	NASDAQ Stock Market
LFWD	Lifeward Ltd COM ILS0.1	CommonStock	NASDAQ Stock Market
LGCF	Themes US Cash Flow Champions ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
LGCL	Lucas GC Ltd CL A ORD USD0.0002	CommonStock	NASDAQ Stock Market
LGCY	Legacy Education Inc. Common Stock	CommonStock	NYSE American
LGDX	Tidal Trust III Intech S&P Large Cap Diversified Alpha ETF	ExchangeTradedFund	NYSE Arca
LGH	Northern Lights Fund Trust III HCM Defender 500 Index ETF	ExchangeTradedFund	NYSE Arca
LGHL	Lion Group Holding Ltd ADS	CommonStock	NASDAQ Stock Market
LGHT	Spinnaker ETF Series Langar Global HealthTech ETF	ExchangeTradedFund	NYSE Arca
LGI	Lazard Global Total Return and Income Fund, Inc. Common Stock	Fund	New York Stock Exchange
LGIH	LGI Homes Inc COM USD.01	CommonStock	NASDAQ Stock Market
LGL	LGL Group Inc (The) Common Stock	CommonStock	NYSE American
LGLV	SPDR Series Trust State Street SPDR US Large Cap Low Volatility Index ETF	ExchangeTradedFund	NYSE Arca
LGLrw	LGL Group Inc (The) Rights (expiring June 23, 2026)	Right	NYSE American
LGN	Legence Corp CL A COM USD0.01	CommonStock	NASDAQ Stock Market
LGND	Ligand Pharmaceuticals Inc COM USD.001	CommonStock	NASDAQ Stock Market
LGO	Largo Inc COM	CommonStock	NASDAQ Stock Market
LGOV	First Trust Exchange-Traded Fund IV First Trust Long Duration Opportunities ETF	ExchangeTradedFund	NYSE Arca
LGPS	LogProstyle Inc. Common Shares	CommonStock	NYSE American
LGRO	Level Four Large Cap Growth Active ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
LGVN	Longeveron Inc COM CL A	CommonStock	NASDAQ Stock Market
LH	Labcorp Holdings Inc. Common Stock	CommonStock	New York Stock Exchange
LHAI	Linkhome Holdings Inc COM USD0.001	CommonStock	NASDAQ Stock Market
LHSW	Lianhe Sowell International Group Ltd CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
LHX	L3Harris Technologies, Inc. Common Stock	CommonStock	New York Stock Exchange
LI	Li Auto Inc ADR	AdrCommon	NASDAQ Stock Market
LIAE	LifeX 2050 Inflation-Protected Longevity Income ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
LIAM	LifeX 2055 Inflation-Protected Longevity Income ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
LIAU	LifeX 2060 Inflation-Protected Longevity Income ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
LIBD	LifeX 2065 Inflation-Protected Longevity Income ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
LICN	Lichen International Ltd CL A ORD USD0.008	CommonStock	NASDAQ Stock Market
LIDR	AEye Inc COM CL A	CommonStock	NASDAQ Stock Market
LIDRW	AEye Inc WT EXP 093027	Warrant	NASDAQ Stock Market
LIEN	Chicago Atlantic BDC Inc COM	CommonStock	NASDAQ Stock Market
LIF	Life360 Inc COM USD0.001	CommonStock	NASDAQ Stock Market
LIFE	Ethos Technologies Inc CL A COM USD0.0001	CommonStock	NASDAQ Stock Market
LIFT	LifeX 2028 Income Bucket ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
LII	Lennox International Inc. Common Stock	CommonStock	New York Stock Exchange
LILA	Liberty Latin America Ltd CL A ORD NPV	CommonStock	NASDAQ Stock Market
LILAK	Liberty Latin America Ltd CL C ORD NPV	CommonStock	NASDAQ Stock Market
LILAV	Liberty Latin America Ltd Class A Common Stock Ex-Distribution When Issued	CommonStock	NASDAQ Stock Market
LILKV	Liberty Latin America Ltd Class C Common Stock Ex-Distribution When Issued	CommonStock	NASDAQ Stock Market
LILPV	Liberty Latin America Ltd PFD 9% SR A	PreferredStock	NASDAQ Stock Market
LIMI	Themes Lithium & Battery Metal Miners ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
LIMN	Liminatus Pharma Inc CL A COM NPV	CommonStock	NASDAQ Stock Market
LIMNW	Liminatus Pharma Inc WT EXP 043030	Warrant	NASDAQ Stock Market
LIN	Linde Plc COM NPV	CommonStock	NASDAQ Stock Market
LINC	Lincoln Educational Services Corp COM NPV	CommonStock	NASDAQ Stock Market
LIND	Lindblad Expeditions Holdings Inc COM USD.0001	CommonStock	NASDAQ Stock Market
LINE	Lineage Inc COM USD0.01	CommonStock	NASDAQ Stock Market
LINK	Interlink Electronics COM NPV	CommonStock	NASDAQ Stock Market
LINT	Direxion Daily INTC Bull 2X ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
LION	Lionsgate Studios Corp. Common Share	CommonStock	New York Stock Exchange
LIQT	LiqTech International Inc COM USD0.001	CommonStock	NASDAQ Stock Market
LIT	Global X Funds Global X Lithium & Battery Tech ETF	ExchangeTradedFund	NYSE Arca

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
LITB	LightInTheBox Holding Co., Ltd. American Depositary Shares, each representing twelv	AdrCommon	New York Stock Exchange
LITE	Lumentum Holdings Inc COM USD.001	CommonStock	NASDAQ Stock Market
LITL	Simplify Exchange Traded Funds Simplify Piper Sandler US Small-Cap PLUS Income ET	ExchangeTradedFund	NYSE Arca
LITP	Sprott Lithium Miners ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
LITS	Lite Strategy Inc COM	CommonStock	NASDAQ Stock Market
LITU	T-REX 2X Long LITE Daily Target ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
LITX	Tradr 2X Long LITE Daily ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
LITZ	Tradr 2X Short LITE Daily ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
LIVE	Live Ventures Inc COM USD.001	CommonStock	NASDAQ Stock Market
LIVN	LivaNova PLC ORD GBP1	CommonStock	NASDAQ Stock Market
LIXT	Lixte Biotechnology Holdings Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
LJAN	Innovator Premium Income 15 Buffer ETF - January ETF	ExchangeTradedFund	CBOE BZX Exchange
LJUL	Innovator Premium Income 15 Buffer ETF - July ETF	ExchangeTradedFund	CBOE BZX Exchange
LKFN	Lakeland Financial Corp COM USD.5	CommonStock	NASDAQ Stock Market
LKFT	Lakefront Biotherapeutics NV SPON ADR	AdrCommon	NASDAQ Stock Market
LKOR	FlexShares Credit-Scored US Long Corporate Bond Index Fund ETF	ExchangeTradedFund	CBOE BZX Exchange
LKQ	LKQ Corporation COM	CommonStock	NASDAQ Stock Market
LKSP	Lake Superior Acquisition Corp CL A ORD NPV	CommonStock	NASDAQ Stock Market
LKSPR	Lake Superior Acquisition Corp. Rights	Right	NASDAQ Stock Market
LKSPU	Lake Superior Acquisition Corp UNIT(1 CLA 1/6 RT)	Unit	NASDAQ Stock Market
LLDR	Global X Funds Global X Long-Term Treasury Ladder ETF	ExchangeTradedFund	NYSE Arca
LLII	REX LLY Growth & Income ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
LLY	Eli Lilly and Company Common Stock	CommonStock	New York Stock Exchange
LLYVA	Liberty Live Holdings Inc SR A COM USD0.01	CommonStock	NASDAQ Stock Market
LLYVK	Liberty Live Holdings Inc SR C COM USD0.01	CommonStock	NASDAQ Stock Market
LLYX	Tidal Trust II Defiance Daily Target 2x Long LLY ETF	ExchangeTradedFund	NYSE Arca
LMAT	LeMaitre Vascular Inc COM USD	CommonStock	NASDAQ Stock Market
LMB	Limbach Holdings Inc COM	CommonStock	NASDAQ Stock Market
LMBS	First Trust Low Duration Opportunities ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
LMFA	LM Funding America Inc COM USD.001	CommonStock	NASDAQ Stock Market
LMND	Lemonade, Inc. Common Stock	CommonStock	New York Stock Exchange
LMNR	Limoneira Co COM NPV	CommonStock	NASDAQ Stock Market
LMNX	Defiance Daily Target 2x Long LMND ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
LMRI	Lumexa Imaging Holdings Inc COM USD0.001	CommonStock	NASDAQ Stock Market
LMT	Lockheed Martin Corporation Common Stock	CommonStock	New York Stock Exchange
LMTL	Direxion Daily LMT Bull 2X ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
LMUB	iShares Trust iShares Long-Term National Muni Bond ETF	ExchangeTradedFund	NYSE Arca
LNAI	Lunai Bioworks Inc COM USD.0001	CommonStock	NASDAQ Stock Market
LNC	Lincoln National Corporation Common Stock	CommonStock	New York Stock Exchange
LNCpD	Lincoln National Corporation Depositary Shares Each Representing a 1/1,000th Intere	PreferredStock	New York Stock Exchange
LND	BrasilAgro - Companhia Brasileira de Propriedades Agrícolas American Depositary Sha	AdrCommon	New York Stock Exchange
LNG	Cheniere Energy Inc Common Stock	CommonStock	New York Stock Exchange
LNGX	Global X Funds Global X U.S. Natural Gas ETF	ExchangeTradedFund	NYSE Arca
LNKS	Linkers Industries Ltd CL A ORD USD0.0025	CommonStock	NASDAQ Stock Market
LNN	Lindsay Corporation Common Stock	CommonStock	New York Stock Exchange
LNOK	Defiance Daily Target 2X Long NOK ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
LNSR	LENSAR Inc COM	CommonStock	NASDAQ Stock Market
LNT	Alliant Energy Corporation COM NPV	CommonStock	NASDAQ Stock Market
LNTH	Lantheus Holdings Inc COM USD0.01	CommonStock	NASDAQ Stock Market
LNZA	LanzaTech Global Inc COM USD0.0000001	CommonStock	NASDAQ Stock Market
LNZAW	LanzaTech Global Inc WT EXP 02/06/28	Warrant	NASDAQ Stock Market
LOAN	Manhattan Bridge Capital Inc COM USD.01	CommonStock	NASDAQ Stock Market
LOAR	Loar Holdings Inc. Common Stock	CommonStock	New York Stock Exchange
LOB	Live Oak Bancshares, Inc. Common Stock	CommonStock	New York Stock Exchange
LOBO	Lobo Technologies Ltd CL A ORD USD0.001	CommonStock	NASDAQ Stock Market

Pearl Equities Securities List as of 6/4/2026			
Symbol	**Security Name**	**Security Class**	**Listed Exchange**
LOBpA	Live Oak Bancshares, Inc. Depositary Shares, Each Representing a 1/40th Interest in a	PreferredStock	New York Stock Exchange
LOCL	Local Bounti Corporation Common Stock	CommonStock	New York Stock Exchange
LOCO	El Pollo Loco Holdings Inc COM USD0.01	CommonStock	NASDAQ Stock Market
LOCT	Innovator Premium Income 15 Buffer ETF - October ETF	ExchangeTradedFund	CBOE BZX Exchange
LODE	Comstock Inc. Common Stock	CommonStock	NYSE American
LODI	ETF Series Solutions AAM SLC Low Duration Income ETF	ExchangeTradedFund	NYSE Arca
LOGI	Logitech International SA, Apples ORD	CommonStock	NASDAQ Stock Market
LOGO	Alpha Brands Consumption Leaders ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
LOHA	Roundhill HALO ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
LOKV	Live Oak Acquisition Corp V CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
LOKVU	Live Oak Acquisition Corp V UNIT (1CLA 1/2 WT)	Unit	NASDAQ Stock Market
LOKVW	Live Oak Acquisition Corp V WT EXP 103131	Warrant	NASDAQ Stock Market
LOMA	Loma Negra Compañía Industrial Argentina Sociedad Anónima American Depositary S	AdrCommon	New York Stock Exchange
LONA	LeonaBio Inc COM USD.0001	CommonStock	NASDAQ Stock Market
LONZ	PIMCO ETF Trust PIMCO Senior Loan Active Exchange-Traded Fund	ExchangeTradedFund	NYSE Arca
LOOP	Loop Industries Inc COM	CommonStock	NASDAQ Stock Market
LOPE	Grand Canyon Education Inc COM USD.01	CommonStock	NASDAQ Stock Market
LOPP	Gabelli ETFs Trust Gabelli Love Our Planet & People ETF	ExchangeTradedFund	NYSE Arca
LOT	Lotus Technology Inc ADR	AdrCommon	NASDAQ Stock Market
LOTI	Liberty One Tactical Income ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
LOTWW	Lotus Technology Inc WT EXP 022329	Warrant	NASDAQ Stock Market
LOUP	Innovator ETFs Trust Innovator Deepwater Frontier Tech ETF	ExchangeTradedFund	NYSE Arca
LOVE	Lovesac Co (The) COM	CommonStock	NASDAQ Stock Market
LOW	Lowe's Companies, Inc. Common Stock	CommonStock	New York Stock Exchange
LOWV	AB Active ETFs, Inc. AB US Low Volatility Equity ETF	ExchangeTradedFund	NYSE Arca
LPA	Logistic Properties of the Americas Ordinary Shares	CommonStock	NYSE American
LPAA	Launch One Acquisition Corp CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
LPAAU	Launch One Acquisition Corp UNITS	Unit	NASDAQ Stock Market
LPAAW	Launch One Acquisition Corp WT EXP 060131	Warrant	NASDAQ Stock Market
LPBB	Launch Two Acquisition Corp CL A COM USD0.0001	CommonStock	NASDAQ Stock Market
LPBBU	Launch Two Acquisition Corp UNIT (1CLA 1/2 WT)	Unit	NASDAQ Stock Market
LPBBW	Launch Two Acquisition Corp. Warrant	Warrant	NASDAQ Stock Market
LPCN	Lipocine Inc COM NPV	CommonStock	NASDAQ Stock Market
LPCV	Launchpad Cadenza Acquisition Corp I CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
LPCVU	Launchpad Cadenza Acquisition Corp I UNIT (1CLA 1/3 WT)	Unit	NASDAQ Stock Market
LPCVW	Launchpad Cadenza Acquisition Corp I WT EXP 123131	Warrant	NASDAQ Stock Market
LPG	Dorian LPG Ltd. Common Stock, $0.01 par value	CommonStock	New York Stock Exchange
LPL	LG Display Co., Ltd. American Depositary Shares (Each representing one-half of one sh	AdrCommon	New York Stock Exchange
LPLA	LPL Financial Holdings Inc COM USD.01	CommonStock	NASDAQ Stock Market
LPRE	Exchange Listed Funds Trust Long Pond Real Estate Select ETF	ExchangeTradedFund	NYSE Arca
LPRO	Open Lending Corp COM	CommonStock	NASDAQ Stock Market
LPSN	LivePerson Inc COM USD.001	CommonStock	NASDAQ Stock Market
LPTH	LightPath Technologies Inc CL A COM USD.01	CommonStock	NASDAQ Stock Market
LPX	Louisiana-Pacific Corporation Common Stock	CommonStock	New York Stock Exchange
LQ	Simplify Tax Aware Alternatives ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
LQAI	Exchange Listed Funds Trust LG QRAFT AI-Powered U.S. Large Cap Core ETF	ExchangeTradedFund	NYSE Arca
LQD	iShares Trust iShares iBoxx $ Investment Grade Corporate Bond ETF	ExchangeTradedFund	NYSE Arca
LQDA	Liquidia Corp COM	CommonStock	NASDAQ Stock Market
LQDB	iShares Trust iShares BBB Rated Corporate Bond ETF	ExchangeTradedFund	NYSE Arca
LQDH	iShares U.S. ETF Trust iShares Interest Rate Hedged Corporate Bond ETF	ExchangeTradedFund	NYSE Arca
LQDI	iShares U.S. ETF Trust - IShares Inflation Hedged Corporate Bond ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
LQDM	Amplify LQD Investment Grade 12 Target Income ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
LQDT	Liquidity Services Inc COM USD.001	CommonStock	NASDAQ Stock Market
LQDW	iShares Investment Grade Corporate Bond BuyWrite Strategy ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
LQID	Kurv Enhanced Short Maturity ETF ETF	ExchangeTradedFund	CBOE BZX Exchange

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
LQTI	First Trust Exchange-Traded Fund IV FT Vest Investment Grade & Target Income ETF	ExchangeTradedFund	NYSE Arca
LRCU	Tradr 2X Long LRCX Daily ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
LRCX	Lam Research Corp COM NPV	CommonStock	NASDAQ Stock Market
LRE	Lead Real Estate Co Ltd ADR	AdrCommon	NASDAQ Stock Market
LRGC	AB Active ETFs, Inc. AB US Large Cap Strategic Equities ETF	ExchangeTradedFund	NYSE Arca
LRGE	ClearBridge Large Cap Growth Select ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
LRGF	iShares Trust iShares U.S. Equity Factor ETF	ExchangeTradedFund	NYSE Arca
LRGG	Nomura ETF Trust Nomura Focused Large Growth ETF	ExchangeTradedFund	NYSE Arca
LRHC	La Rosa Holdings Corp COM USD0.0001	CommonStock	NASDAQ Stock Market
LRMR	Larimar Therapeutics Inc COM	CommonStock	NASDAQ Stock Market
LRN	Stride, Inc. Common Stock	CommonStock	New York Stock Exchange
LRND	NYLI U.S. Large Cap R&D Leaders ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
LRNZ	Elevation Series Trust TrueShares Technology, AI & Deep Learning ETF	ExchangeTradedFund	NYSE Arca
LSAF	Two Roads Shared Trust LeaderShares AlphaFactor US Core Equity ETF	ExchangeTradedFund	NYSE Arca
LSAK	Lesaka Technologies Inc COM	CommonStock	NASDAQ Stock Market
LSAT	Two Roads Shared Trust LeaderShares AlphaFactor Tactical Focused ETF	ExchangeTradedFund	NYSE Arca
LSBK	Lake Shore Bancorp Inc COM USD	CommonStock	NASDAQ Stock Market
LSCC	Lattice Semiconductor Corporation COM USD.01	CommonStock	NASDAQ Stock Market
LSE	Leishen Energy Holding Co Ltd CL A ORD USD0.001	CommonStock	NASDAQ Stock Market
LSEQ	Harbor ETF Trust Harbor Long-Short Equity ETF	ExchangeTradedFund	NYSE Arca
LSF	Laird Superfood, Inc. Common Stock	CommonStock	NYSE American
LSGR	Natixis ETF Trust II Natixis Loomis Sayles Focused Growth ETF	ExchangeTradedFund	NYSE Arca
LSH	Lakeside Holding Ltd COM USD0.0001	CommonStock	NASDAQ Stock Market
LSPD	Lightspeed Commerce Inc. Subordinate Voting Shares	CommonStock	New York Stock Exchange
LST	Managed Portfolio Series Leuthold Select Industries ETF	ExchangeTradedFund	NYSE Arca
LSTA	Lisata Therapeutics Inc COM NPV	CommonStock	NASDAQ Stock Market
LSTR	Landstar System Inc COM USD.01	CommonStock	NASDAQ Stock Market
LSVD	The Advisors Inner Circle Fund LSV Disciplined Value ETF	ExchangeTradedFund	NYSE Arca
LTAX	Nomura ETF Trust Nomura Tax-Free USA ETF	ExchangeTradedFund	NYSE Arca
LTBR	Lightbridge Corp COM USD.001	CommonStock	NASDAQ Stock Market
LTC	LTC Properties, Inc. Common Stock	CommonStock	New York Stock Exchange
LTCC	Canary Litecoin ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
LTGRU	Long Table Growth Corp UNIT (1CLA 1/2 WT)	Unit	NASDAQ Stock Market
LTH	Life Time Group Holdings, Inc. Common Stock	CommonStock	New York Stock Exchange
LTL	ProShares Trust ProShares Ultra Communication Services	ExchangeTradedFund	NYSE Arca
LTM	LATAM Airlines Group S.A. American Depositary Shares (each representing two thous	AdrCommon	New York Stock Exchange
LTPZ	PIMCO ETF Trust PIMCO 15+ Year U.S. TIPS Index Exchange-Traded Fund	ExchangeTradedFund	NYSE Arca
LTRN	Lantern Pharma Inc COM	CommonStock	NASDAQ Stock Market
LTRX	Lantronix Inc COM USD.0001	CommonStock	NASDAQ Stock Market
LTRYW	Sports Entertainment Gaming Global Corp WT EXP	Warrant	NASDAQ Stock Market
LTTI	First Trust Exchange-Traded Fund IV FT Vest 20+ Year Treasury & Target Income ETF	ExchangeTradedFund	NYSE Arca
LU	Lufax Holding Ltd American Depositary Shares, each representing two (2) Ordinary Sh	AdrCommon	New York Stock Exchange
LUCD	Lucid Diagnostics Inc COM	CommonStock	NASDAQ Stock Market
LUCK	Lucky Strike Entertainment Corporation Class A Common Stock	CommonStock	New York Stock Exchange
LUCY	Innovative Eyewear Inc COM USD0.00001	CommonStock	NASDAQ Stock Market
LUCYW	Innovative Eyewear Inc WT EXP A 081627	Warrant	NASDAQ Stock Market
LUD	Luda Technology Group Limited Ordinary Shares	CommonStock	NYSE American
LULG	Leverage Shares 2X Long LULU Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
LULU	Lululemon Athletica Inc COM USD.01	CommonStock	NASDAQ Stock Market
LUMN	Lumen Technologies, Inc. Common Stock	CommonStock	New York Stock Exchange
LUNG	Pulmonx Corp COM	CommonStock	NASDAQ Stock Market
LUNL	Defiance Daily Target 2X Long LUNR ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
LUNR	Intuitive Machines Inc CL A COM	CommonStock	NASDAQ Stock Market
LUV	Southwest Airlines Co. Common Stock	CommonStock	New York Stock Exchange
LUXE	LuxExperience B.V. American Depositary Shares, each representing one Ordinary Shai	AdrCommon	New York Stock Exchange

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
LVDS	JPMorgan Fundamental Data Science Large Value ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
LVHD	Franklin US Low Volatility High Dividend Index ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
LVHI	Franklin International Low Volatility High Dividend Index ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
LVIG	Longview Advantage Fixed Income ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
LVLN	SPDR Series Trust State Street SPDR S&P Leveraged Loan ETF	ExchangeTradedFund	NYSE Arca
LVLU	Lulus Fashion Lounge Holdings Inc COM USD0.001	CommonStock	NASDAQ Stock Market
LVO	LiveOne Inc COM USD0.001	CommonStock	NASDAQ Stock Market
LVS	Las Vegas Sands Corp. Common Stock	CommonStock	New York Stock Exchange
LVWR	LiveWire Group, Inc. Common Stock	CommonStock	New York Stock Exchange
LVWR.WS	LiveWire Group, Inc. Warrants, each whole warrant exercisable for one Class A ordina	Warrant	New York Stock Exchange
LW	Lamb Weston Holdings, Inc. Common Stock, $1.00 par value	CommonStock	New York Stock Exchange
LWAC	LightWave Acquisition Corp CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
LWACU	LightWave Acquisition Corp UNIT (1CLA 1/2 WT)	Unit	NASDAQ Stock Market
LWACW	LightWave Acquisition Corp WT EXP 04/09/30	Warrant	NASDAQ Stock Market
LWAY	Lifeway Foods Inc COM NPV	CommonStock	NASDAQ Stock Market
LWLG	Lightwave Logic Inc COM	CommonStock	NASDAQ Stock Market
LX	LexinFintech Holdings Ltd ADR	AdrCommon	NASDAQ Stock Market
LXEH	Lixiang Education Holding Co Ltd ADR	AdrCommon	NASDAQ Stock Market
LXEO	Lexeo Therapeutics Inc COM	CommonStock	NASDAQ Stock Market
LXFR	Luxfer Holdings PLC Ordinary Shares	CommonStock	New York Stock Exchange
LXP	LXP Industrial Trust Common Stock (Maryland REIT)	CommonStock	New York Stock Exchange
LXPpC	LXP Industrial Trust 6.5% Series C Cumulative Convertible Preferred Stock	PreferredStock	New York Stock Exchange
LXRX	Lexicon Pharmaceuticals Inc COM USD.001	CommonStock	NASDAQ Stock Market
LXU	LSB Industries Inc. Common Stock	CommonStock	New York Stock Exchange
LYB	LyondellBasell Industries N.V. Class A Ordinary Shares	CommonStock	New York Stock Exchange
LYEL	Lyell Immunopharma Inc COM USD.0001	CommonStock	NASDAQ Stock Market
LYFT	Lyft Inc COM CL A	CommonStock	NASDAQ Stock Market
LYG	Lloyds Banking Group plc American Depositary Shares (Each representing four Ordina	AdrCommon	New York Stock Exchange
LYLD	Cambria Large Cap Shareholder Yield ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
LYTS	LSI Industries Inc COM USD.01	CommonStock	NASDAQ Stock Market
LYV	Live Nation Entertainment, Inc. Common Stock	CommonStock	New York Stock Exchange
LZ	LegalZoom.com Inc COM USD.001	CommonStock	NASDAQ Stock Market
LZB	La-Z-Boy Incorporated Common Shares	CommonStock	New York Stock Exchange
LZM	Lifezone Metals Limited Ordinary Shares	CommonStock	New York Stock Exchange
LZM.WS	Lifezone Metals Limited Warrants	Warrant	New York Stock Exchange
LZMH	LZ Technology Holdings Ltd CL B ORD USD0.0005	CommonStock	NASDAQ Stock Market
M	Macy's Inc. Common Stock	CommonStock	New York Stock Exchange
MA	Mastercard Incorporated Class A Common Stock	CommonStock	New York Stock Exchange
MAA	Mid-America Apartment Communities, Inc. Common Stock	CommonStock	New York Stock Exchange
MAAS	Maase Inc CL A ORD USD0.09	CommonStock	NASDAQ Stock Market
MAAY	GraniteShares YieldBOOST MARA ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
MAApI	Mid-America Apartment Communities, Inc. 8.50% Series I Cumulative Redeemable Pr	PreferredStock	New York Stock Exchange
MAC	The Macerich Company Common Stock	CommonStock	New York Stock Exchange
MACI	Melar Acquisition Corp I CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
MACIU	Melar Acquisition Corp I UNIT (1CLA 1/2 WT)	Unit	NASDAQ Stock Market
MACIW	Melar Acquisition Corp I WT EXP 060131	Warrant	NASDAQ Stock Market
MADE	iShares Trust iShares U.S. Manufacturing ETF	ExchangeTradedFund	NYSE Arca
MAGA	Point Bridge America First ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
MAGC	Roundhill China Magnificent Seven ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
MAGG	Madison ETFs Trust Madison Aggregate Bond ETF	ExchangeTradedFund	NYSE Arca
MAGH	Magnitude International Ltd ORD USD0.000025	CommonStock	NASDAQ Stock Market
MAGN	Magnera Corporation Common Stock	CommonStock	New York Stock Exchange
MAGO	Tuttle Capital Magnificent 7 Income Blast ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
MAGS	Roundhill Magnificent Seven ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
MAGX	Roundhill Daily 2X Long Magnificent Seven ETF ETF	ExchangeTradedFund	CBOE BZX Exchange

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
MAGY	Roundhill Magnificent Seven Covered Call ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
MAIA	MAIA Biotechnology, Inc. Common Stock	CommonStock	NYSE American
MAIN	Main Street Capital Corporation Common Stock	CommonStock	New York Stock Exchange
MAIR	Madison Air Solutions Corporation Class A Common Stock	CommonStock	New York Stock Exchange
MAKO	Mako Mining Corp COM	CommonStock	NASDAQ Stock Market
MAKX	ProShares Trust ProShares S&P Kensho Smart Factories ETF	ExchangeTradedFund	NYSE Arca
MAMA	Mama's Creations Inc COM NPV	CommonStock	NASDAQ Stock Market
MAMB	Monarch Ambassador Income Index ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
MAMK	MaxsMaking Inc CL A ORD USD0.01	CommonStock	NASDAQ Stock Market
MAMO	Massimo Group COM USD0.001	CommonStock	NASDAQ Stock Market
MAN	ManpowerGroup Common Stock	CommonStock	New York Stock Exchange
MANE	Veradermics, Incorporated Common Stock	CommonStock	New York Stock Exchange
MANH	Manhattan Associates Inc COM USD.01	CommonStock	NASDAQ Stock Market
MANI	Man ETF Series Trust Man Active Income ETF	ExchangeTradedFund	NYSE Arca
MANU	Manchester United plc Class A Ordinary Shares	CommonStock	New York Stock Exchange
MAPP	Harbor ETF Trust Harbor Multi-Asset Explorer ETF	ExchangeTradedFund	NYSE Arca
MAR	Marriott International Inc CL A COM NPV	CommonStock	NASDAQ Stock Market
MARA	MARA Holdings Inc COM USD.0001	CommonStock	NASDAQ Stock Market
MARB	First Trust Exchange-Traded Fund III First Trust Merger Arbitrage ETF	ExchangeTradedFund	NYSE Arca
MARM	FT Vest U.S. Equity Max Buffer ETF - March ETF	ExchangeTradedFund	CBOE BZX Exchange
MARO	Tidal Trust II YieldMax MARA Option Income Strategy ETF	ExchangeTradedFund	NYSE Arca
MARPS	Marine Petroleum Trust UNTS BEN INT NPV	CommonStock	NASDAQ Stock Market
MARS	Roundhill Space & Technology ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
MART	AllianzIM U.S. Equity Buffer10 Mar ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
MARU	AllianzIM U.S. Equity Buffer15 Uncapped Mar ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
MARW	AllianzIM U.S. Equity Buffer20 Mar ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
MARZ	TrueShares Structured Outcome (March) ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
MAS	Masco Corporation Common Stock	CommonStock	New York Stock Exchange
MASI	Masimo Corp COM USD.001	CommonStock	NASDAQ Stock Market
MASK	3 E Network Technology Group Ltd CL A ORD USD0.0025	CommonStock	NASDAQ Stock Market
MASS	908 Devices Inc COM USD0.001	CommonStock	NASDAQ Stock Market
MAT	Mattel Inc. COM USD1	CommonStock	NASDAQ Stock Market
MATE	Man Active Trend Enhanced ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
MATH	Metalpha Technology Holding Limited COM USD.00001	CommonStock	NASDAQ Stock Market
MATV	Mativ Holdings, Inc. Common Stock	CommonStock	New York Stock Exchange
MATW	Matthews International Corp CL A COM USD1	CommonStock	NASDAQ Stock Market
MATX	Matson, Inc. Common Stock	CommonStock	New York Stock Exchange
MAUG	Pacer Swan SOS Moderate (August) ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
MAVF	EA Series Trust Matrix Advisors Value ETF	ExchangeTradedFund	NYSE Arca
MAX	MediaAlpha, Inc. Class A Common Stock	CommonStock	New York Stock Exchange
MAXI	Simplify Bitcoin Strategy PLUS Income ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
MAXJ	iShares Large Cap Max Buffer Jun ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
MAYC	Corgi U.S. Equities 10 Structured Buffer ETF - May Series ETF	ExchangeTradedFund	CBOE BZX Exchange
MAYM	FT Vest U.S. Equity Max Buffer ETF - May ETF	ExchangeTradedFund	CBOE BZX Exchange
MAYP	PGIM S&P 500 Buffer 12 ETF - May ETF	ExchangeTradedFund	CBOE BZX Exchange
MAYS	J. W. Mays Inc COM USD1	CommonStock	NASDAQ Stock Market
MAYT	AllianzIM U.S. Equity Buffer10 May ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
MAYU	AllianzIM U.S. Equity Buffer15 Uncapped May ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
MAYW	AllianzIM U.S. Equity Buffer20 May ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
MAYZ	TrueShares Structured Outcome (May) ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
MAZE	Maze Therapeutics Inc COM USD0.001	CommonStock	NASDAQ Stock Market
MB	MasterBeef Group ORD USD0.0005	CommonStock	NASDAQ Stock Market
MBAI	Check-Cap Ltd SHS	CommonStock	NASDAQ Stock Market
MBAV	M3-Brigade Acquisition V Corp CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
MBAVU	M3-Brigade Acquisition V Corp UNIT (1CLA 1/3 WT)	Unit	NASDAQ Stock Market

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
MBAVW	M3-Brigade Acquisition V Corp WT EXP 02/07/2029	Warrant	NASDAQ Stock Market
MBB	iShares MBS ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
MBBA	iShares Mortgage-Backed Securities Active ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
MBBB	VanEck Moody's Analytics BBB Corporate Bond ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
MBBC	Marathon Bancorp Inc COM USD0.01	CommonStock	NASDAQ Stock Market
MBC	MasterBrand, Inc. Common Stock	CommonStock	New York Stock Exchange
MBCE	Monarch Blue Chips Elite Index ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
MBI	MBIA Inc. Common Stock	CommonStock	New York Stock Exchange
MBIN	Merchants Bancorp COM	CommonStock	NASDAQ Stock Market
MBINL	Merchants Bancorp 7.625 PFD SE E	Unknown	NASDAQ Stock Market
MBINM	Merchants Bancorp 8.25% DEP PFD D	Unknown	NASDAQ Stock Market
MBINN	Merchants Bancorp 6% FXD PFD SR C	Unknown	NASDAQ Stock Market
MBIO	Mustang Bio Inc COM	CommonStock	NASDAQ Stock Market
MBLY	Mobileye Global Inc CL A COM NPV	CommonStock	NASDAQ Stock Market
MBND	State Street Nuveen Municipal Bond ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
MBNKO	Medallion Bank PFD SER G	PreferredStock	NASDAQ Stock Market
MBOT	Microbot Medical Inc COM USD.01	CommonStock	NASDAQ Stock Market
MBOX	EA Series Trust Freedom Day Dividend ETF	ExchangeTradedFund	NYSE Arca
MBRX	Moleculin Biotech Inc COM USD.001	CommonStock	NASDAQ Stock Market
MBS	Angel Oak Mortgage-Backed Securities ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
MBSD	FlexShares Trust FlexShares Disciplined Duration MBS Index Fund	ExchangeTradedFund	NYSE Arca
MBSF	Valued Advisers Trust Regan Floating Rate MBS ETF	ExchangeTradedFund	NYSE Arca
MBSX	Advisor Managed Portfolios Regan Fixed Rate MBS ETF	ExchangeTradedFund	NYSE Arca
MBUU	Malibu Boats Inc CL A COM USD.01	CommonStock	NASDAQ Stock Market
MBVI	M3-Brigade Acquisition VI Corp CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
MBVIU	M3-Brigade Acquisition VI Corp UNIT (1CLA 1/3 WT)	Unit	NASDAQ Stock Market
MBVIW	M3-Brigade Acquisition VI Corp WT EXP 081830	Warrant	NASDAQ Stock Market
MBWM	Mercantile Bank Corp COM NPV	CommonStock	NASDAQ Stock Market
MBX	MBX Biosciences Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
MC	Moelis & Company Class A Common Stock, par value $0.01 per share	CommonStock	New York Stock Exchange
MCAHU	Mountain Crest Acquisition 6 Corp UNIT (1 ORD 1 RT)	Unit	NASDAQ Stock Market
MCB	Metropolitan Bank Holding Corp. Common Stock, par value $0.01 per share	CommonStock	New York Stock Exchange
MCBS	Metrocity Bankshares Inc COM	CommonStock	NASDAQ Stock Market
MCD	McDonald's Corporation Common Stock	CommonStock	New York Stock Exchange
MCDS	JPMorgan Fundamental Data Science Mid Core ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
MCFT	MasterCraft Boat Holdings Inc COM NPV	CommonStock	NASDAQ Stock Market
MCGA	Yorkville Acquisition Corp CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
MCGAU	Yorkville Acquisition Corp UNIT (1 CLA 1/3 WT)	Unit	NASDAQ Stock Market
MCGAW	Yorkville Acquisition Corp WRRT	Warrant	NASDAQ Stock Market
MCH	Matthews International Funds Matthews China Active ETF	ExchangeTradedFund	NYSE Arca
MCHB	Mechanics Bancorp COM NPV	CommonStock	NASDAQ Stock Market
MCHI	iShares MSCI China ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
MCHP	Microchip Technology Inc COM USD.001	CommonStock	NASDAQ Stock Market
MCHPP	Microchip Technology Inc DEP SHS REPSTG	Unknown	NASDAQ Stock Market
MCHS	Matthews China Innovators Active ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
MCHU	Tradr 2X Long MCHP Daily ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
MCHX	Marchex Inc CL B COM USD.01	CommonStock	NASDAQ Stock Market
MCI	Barings Corporate Investors Common Shares	Fund	New York Stock Exchange
MCK	McKesson Corporation Common Stock	CommonStock	New York Stock Exchange
MCN	XAI Madison Equity Premium Income Fund Common Shares	Fund	New York Stock Exchange
MCO	Moody's Corporation Common Stock	CommonStock	New York Stock Exchange
MCOW	Pacer S&P MidCap 400 Quality FCF Aristocrats ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
MCR	MFS Charter Income Trust Common Shares of Beneficial Interest	Fund	New York Stock Exchange
MCRB	Seres Therapeutics Inc COM USD0.001	CommonStock	NASDAQ Stock Market
MCRI	Monarch Casino & Resort Inc COM USD.01	CommonStock	NASDAQ Stock Market

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
MCRP	Micropolis AI Robotics Ordinary Shares	CommonStock	NYSE American
MCS	The Marcus Corporation Common Stock	CommonStock	New York Stock Exchange
MCTA	Charming Medical Ltd CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
MCVT	Miller Investment Trust Miller Convertible Total Return ETF	ExchangeTradedFund	NYSE Arca
MCY	Mercury General Corporation Common Stock	CommonStock	New York Stock Exchange
MD	Pediatrix Medical Group, Inc Common Stock	CommonStock	New York Stock Exchange
MDA	MDA Space Ltd. Common Shares	CommonStock	New York Stock Exchange
MDAA	Series Portfolios Trust Myriad Dynamic Asset Allocation ETF	ExchangeTradedFund	NYSE Arca
MDAI	Spectral AI Inc CL A COM NPV	CommonStock	NASDAQ Stock Market
MDAIW	Spectral AI Inc WT EXP 9/11/2028	Warrant	NASDAQ Stock Market
MDB	MongoDB Inc CL A COM	CommonStock	NASDAQ Stock Market
MDBH	MDB Capital Holdings LLC CL A COM	CommonStock	NASDAQ Stock Market
MDCX	Medicus Pharma Ltd COM	CommonStock	NASDAQ Stock Market
MDCXW	Medicus Pharma Ltd WT	Warrant	NASDAQ Stock Market
MDEV	First Trust Indxx Medical Devices ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
MDGL	Madrigal Pharmaceuticals Inc COM USD.0001	CommonStock	NASDAQ Stock Market
MDIA	Mediaco Holding Inc COM CL A	CommonStock	NASDAQ Stock Market
MDIV	First Trust Exchange Traded Fund VI Multi Asset Diversified Income Index Fund ETF	ExchangeTradedFund	NASDAQ Stock Market
MDLN	Medline Inc CL A COM USD0.0001	CommonStock	NASDAQ Stock Market
MDLV	Morgan Dempsey Large Cap Value ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
MDLZ	Mondelez International Inc CL A COM NPV	CommonStock	NASDAQ Stock Market
MDPL	Monarch Dividend Plus Index ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
MDRR	Medalist Diversified Inc COM USD 0.01	CommonStock	NASDAQ Stock Market
MDST	Ultimus Managers Trust Westwood Salient Enhanced Midstream Income ETF	ExchangeTradedFund	New York Stock Exchange
MDT	Medtronic plc Ordinary Shares	CommonStock	New York Stock Exchange
MDU	MDU Resources Group, Inc. Common Stock	CommonStock	New York Stock Exchange
MDV	Modiv Industrial, Inc. Class C Common Stock	CommonStock	New York Stock Exchange
MDVpA	Modiv Industrial, Inc. 7.375% Series A Cumulative Redeemable Perpetual Preferred St	PreferredStock	New York Stock Exchange
MDWD	MediWound Ltd ORD NIS0.01	CommonStock	NASDAQ Stock Market
MDXG	MiMedx Group Inc COM USD.001	CommonStock	NASDAQ Stock Market
MDXH	MDxHealth SA ORD SHS	CommonStock	NASDAQ Stock Market
MDY	State Street SPDR S&P MIDCAP 400 ETF Trust Units	ExchangeTradedFund	NYSE Arca
MDYG	SPDR Series Trust State Street SPDR S&P 400 Mid Cap Growth ETF	ExchangeTradedFund	NYSE Arca
MDYV	SPDR Series Trust State Street SPDR S&P 400 Mid Cap Value ETF	ExchangeTradedFund	NYSE Arca
MEAR	iShares Short Maturity Municipal Bond Active ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
MEC	Mayville Engineering Company, Inc. Common Stock	CommonStock	New York Stock Exchange
MED	Medifast, Inc. Common Stock	CommonStock	New York Stock Exchange
MEDI	Harbor ETF Trust Harbor Health Care ETF	ExchangeTradedFund	NYSE Arca
MEDP	Medpace Holdings Inc COM USD.01	CommonStock	NASDAQ Stock Market
MEDX	Horizon Kinetics Medical ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
MEGI	NYLI CBRE Global Infrastructure Megatrends Term Fund Common Shares	Fund	New York Stock Exchange
MEGL	Magic Empire Global Ltd CL A ORD	CommonStock	NASDAQ Stock Market
MEHA	Functional Brands Inc COM USD0.00001	CommonStock	NASDAQ Stock Market
MEI	Methode Electronics, Inc. Common Stock	CommonStock	New York Stock Exchange
MELI	MercadoLibre Inc COM USD.001	CommonStock	NASDAQ Stock Market
MEM	Matthews International Funds Matthews Emerging Markets Equity Active ETF	ExchangeTradedFund	NYSE Arca
MEMA	Man Active Emerging Markets Alternative ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
MEME	Roundhill ETF Trust Roundhill Meme Stock ETF	ExchangeTradedFund	NYSE Arca
MEMS	Matthews Emerging Markets Discovery Active ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
MEMX	Matthews International Funds Matthews Emerging Markets ex China Active ETF	ExchangeTradedFund	NYSE Arca
MEMY	Tuttle Capital Meme Stock Income Blast ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
MENS	Jyong Biotech Ltd ORD USD0.00001	CommonStock	NASDAQ Stock Market
MEOH	Methanex Corp COM NPV	CommonStock	NASDAQ Stock Market
MERC	Mercer International Inc SHS BEN INT USD1	CommonStock	NASDAQ Stock Market
MERpK	Bank of America Corporation Income Capital Obligation Notes initially due December	PreferredStock	New York Stock Exchange

Pearl Equities Securities List as of 6/4/2026			
Symbol	**Security Name**	**Security Class**	**Listed Exchange**
MESH	Meshflow Acquisition Corp CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
MESHU	Meshflow Acquisition Corp UNIT (1 CLA 1/3 WT)	Unit	NASDAQ Stock Market
MESHW	Meshflow Acquisition Corp WT EXP 112030	Warrant	NASDAQ Stock Market
MESO	Mesoblast Ltd SPONSORED ADR	AdrCommon	NASDAQ Stock Market
MET	MetLife, Inc. Common Stock	CommonStock	New York Stock Exchange
META	Meta Platforms Inc CL A COM USD.000006	CommonStock	NASDAQ Stock Market
METC	Ramaco Resources Inc COM CL A	CommonStock	NASDAQ Stock Market
METCB	Ramaco Resources Inc COM CL B	CommonStock	NASDAQ Stock Market
METCI	Ramaco Resources Inc 8.25 Senior Notes due 2030 STRUCT PRODUCT	Unknown	NASDAQ Stock Market
METCZ	Ramaco Resources Inc 8.375 Senior Notes due 2029 ETN	Unknown	NASDAQ Stock Market
METD	Direxion Daily META Bear 1X ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
METL	Sprott Active Metals & Miners ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
METU	Direxion Daily META Bull 2X ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
METV	Listed Funds Trust Roundhill Ball Metaverse ETF	ExchangeTradedFund	NYSE Arca
METW	Roundhill META WeeklyPay ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
METpA	MetLife, Inc. Floating Rate Non-Cumulative Preferred Stock, Series A	PreferredStock	New York Stock Exchange
METpE	MetLife, Inc. Depositary shares, each representing a 1/1000th interest in a share of th	PreferredStock	New York Stock Exchange
METpF	MetLife, Inc. Depositary Shares, each representing a 1/1,000th interest in a share of 4	PreferredStock	New York Stock Exchange
MEVO	M Evo Global Acquisition Corp II CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
MEVOU	M Evo Global Acquisition Corp II UNIT (1CLA 1/2 WT)	Unit	NASDAQ Stock Market
MEVOW	M Evo Global Acquisition Corp II WT EXP 021831	Warrant	NASDAQ Stock Market
MEXX	Direxion Shares ETF Trust Direxion Daily MSCI Mexico Bull 3X ETF	ExchangeTradedFund	NYSE Arca
MFA	MFA Financial, Inc. Common Stock	CommonStock	New York Stock Exchange
MFAN	MFA Financial, Inc. 8.875% Senior Notes due 2029	StructuredProduct	New York Stock Exchange
MFAO	MFA Financial, Inc. 9.000% Senior Notes due 2029	StructuredProduct	New York Stock Exchange
MFApB	MFA Financial, Inc. 7.50% Series B Cumulative Redeemable Preferred Stock	PreferredStock	New York Stock Exchange
MFApC	MFA Financial, Inc. 6.50% Series C Fixed-to-Floating Rate Cumulative Redeemable Pre	PreferredStock	New York Stock Exchange
MFC	Manulife Financial Corporation Common Shares	CommonStock	New York Stock Exchange
MFDX	PIMCO Equity Series PIMCO RAFI Dynamic Multi-Factor International Equity ETF	ExchangeTradedFund	NYSE Arca
MFEB	Pacer Swan SOS Moderate (February) ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
MFEM	PIMCO Equity Series PIMCO RAFI Dynamic Multi-Factor Emerging Markets Equity ETF	ExchangeTradedFund	NYSE Arca
MFG	Mizuho Financial Group, Inc. American Depositary Shares each representing one-fifth	AdrCommon	New York Stock Exchange
MFI	mF International Ltd CL A ORD NPV	CommonStock	NASDAQ Stock Market
MFIC	MidCap Financial Investment Corp COM USD.001	CommonStock	NASDAQ Stock Market
MFICL	MidCap Financial Investment Corporation 8.00% Notes due 2028	Unknown	NASDAQ Stock Market
MFIG	Motley Fool Innovative Growth ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
MFIN	Medallion Financial Corp. COM USD.01	CommonStock	NASDAQ Stock Market
MFLX	First Trust Flexible Municipal High Income ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
MFM	MFS Municipal Income Trust Common Shares of Beneficial Interest	Fund	New York Stock Exchange
MFMO	Motley Fool Momentum Factor ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
MFSB	MFS Active Exchange Traded Funds Trust MFS Active Core Plus Bond ETF	ExchangeTradedFund	New York Stock Exchange
MFSG	MFS Active Exchange Traded Funds Trust MFS Active Growth ETF	ExchangeTradedFund	New York Stock Exchange
MFSI	MFS Active Exchange Traded Funds Trust MFS Active International ETF	ExchangeTradedFund	New York Stock Exchange
MFSM	MFS Active Exchange Traded Funds Trust MFS Active Intermediate Muni Bond ETF	ExchangeTradedFund	New York Stock Exchange
MFSV	MFS Active Exchange Traded Funds Trust MFS Active Value ETF	ExchangeTradedFund	New York Stock Exchange
MFUL	Mindful Conservative ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
MFUS	PIMCO Equity Series PIMCO RAFI Dynamic Multi-Factor U.S. Equity ETF	ExchangeTradedFund	NYSE Arca
MFUT	Cambria Chesapeake Pure Trend ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
MFVL	Motley Fool Value Factor ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
MG	Mistras Group, Inc. Common Stock	CommonStock	New York Stock Exchange
MGA	Magna International Inc. Common Shares	CommonStock	New York Stock Exchange
MGC	Vanguard World Funds Vanguard Mega Cap ETF	ExchangeTradedFund	NYSE Arca
MGEE	MGE Energy Inc COM USD8	CommonStock	NASDAQ Stock Market
MGF	MFS Government Markets Income Trust Common Shares of Beneficial Interest	Fund	New York Stock Exchange
MGIH	Millennium Group International Holdings Ltd ORD	CommonStock	NASDAQ Stock Market

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
MGK	Vanguard World Funds Vanguard Mega Cap Growth ETF	ExchangeTradedFund	NYSE Arca
MGKX	Corgi U.S. Mega-Cap Growth 2x Daily ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
MGLD	The Marygold Companies, Inc. Common Stock	CommonStock	NYSE American
MGM	MGM Resorts International Common Stock	CommonStock	New York Stock Exchange
MGMT	Unified Series Trust Ballast Small/Mid Cap ETF	ExchangeTradedFund	NYSE Arca
MGN	Megan Holdings Ltd CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
MGNI	Magnite Inc COM USD.00001	CommonStock	NASDAQ Stock Market
MGNR	American Beacon Select Funds American Beacon GLG Natural Resources ETF	ExchangeTradedFund	NYSE Arca
MGNX	MacroGenics Inc COM USD0.01	CommonStock	NASDAQ Stock Market
MGOV	First Trust Exchange-Traded Fund IV First Trust Intermediate Government Opportunit	ExchangeTradedFund	NYSE Arca
MGPI	MGP Ingredients Inc COM NPV	CommonStock	NASDAQ Stock Market
MGR	Affiliated Managers Group, Inc. 5.875% Junior Subordinated Notes due 2059	StructuredProduct	New York Stock Exchange
MGRB	Affiliated Managers Group, Inc. 4.750% Junior Subordinated Notes due 2060	StructuredProduct	New York Stock Exchange
MGRC	McGrath RentCorp COM NPV	CommonStock	NASDAQ Stock Market
MGRD	Affiliated Managers Group, Inc. 4.200% Junior Subordinated Notes due 2061	StructuredProduct	New York Stock Exchange
MGRE	Affiliated Managers Group, Inc. 6.750% Junior Subordinated Notes due 2064	StructuredProduct	New York Stock Exchange
MGRT	Mega Fortune Co Ltd ORD USD0.000001	CommonStock	NASDAQ Stock Market
MGRX	Mangoceuticals Inc COM	CommonStock	NASDAQ Stock Market
MGTX	Meiragtx Holdings plc COM	CommonStock	NASDAQ Stock Market
MGV	Vanguard World Funds Vanguard Mega Cap Value ETF	ExchangeTradedFund	NYSE Arca
MGX	Metagenomi Therapeutics Inc COM	CommonStock	NASDAQ Stock Market
MGY	Magnolia Oil & Gas Corporation Class A Common Stock	CommonStock	New York Stock Exchange
MGYR	Magyar Bancorp Inc COM USD.01	CommonStock	NASDAQ Stock Market
MH	McGraw Hill, Inc. Common Stock	CommonStock	New York Stock Exchange
MHD	BlackRock MuniHoldings Fund, Inc. Common Stock	Fund	New York Stock Exchange
MHF	Western Asset Municipal High Income Fund Inc. Common Stock	Fund	New York Stock Exchange
MHH	Mastech Digital, Inc. Common Stock	CommonStock	NYSE American
MHIG	Milliman Funds Trust Milliman Healthcare Inflation Guard ETF	ExchangeTradedFund	NYSE Arca
MHIP	Milliman Funds Trust Milliman Healthcare Inflation Plus ETF	ExchangeTradedFund	NYSE Arca
MHK	Mohawk Industries, Inc. Common Stock	CommonStock	New York Stock Exchange
MHLA	Maiden Holdings North America, Ltd. 6.625% Notes due 2046	StructuredProduct	New York Stock Exchange
MHNC	Maiden Holdings North America, Ltd. 7.75% Notes due 2043	StructuredProduct	New York Stock Exchange
MHO	M/I Homes, Inc. Common Stock	CommonStock	New York Stock Exchange
MHY	Man ETF Series Trust Man Active High Yield ETF	ExchangeTradedFund	NYSE Arca
MI	NFT Limited Class A Ordinary Share	CommonStock	NYSE American
MIAX	Miami International Holdings, Inc. Common Stock	CommonStock	New York Stock Exchange
MICC	The Magnum Ice Cream Company N.V. Ordinary Shares	CommonStock	New York Stock Exchange
MID	American Century ETF Trust American Century Mid Cap Growth Impact ETF	ExchangeTradedFund	NYSE Arca
MIDD	Middleby Corp (The) COM USD.01	CommonStock	NASDAQ Stock Market
MIDE	DBX ETF Trust Xtrackers S&P MidCap 400 Scored & Screened ETF	ExchangeTradedFund	NYSE Arca
MIDU	Direxion Shares ETF Trust Direxion Daily Mid Cap Bull 3X ETF	ExchangeTradedFund	NYSE Arca
MIG	VanEck Moody's Analytics IG Corporate Bond ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
MIGO	Exchange Traded Concepts Trust MIG Core ETF	ExchangeTradedFund	NYSE Arca
MILK	Pacer US Cash Cows Bond ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
MILN	Global X Millennial Consumer ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
MIMI	Mint Incorporation Ltd CL A ORD NPV	CommonStock	NASDAQ Stock Market
MIN	MFS Intermediate Income Trust Common Shares of Beneficial Interest	Fund	New York Stock Exchange
MIND	MIND Technology Inc COM USD.01	CommonStock	NASDAQ Stock Market
MINE	Mayfair Gold Corp. Common Stock	CommonStock	NYSE American
MINN	Mairs & Power Minnesota Municipal Bond ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
MINO	PIMCO ETF Trust PIMCO Municipal Income Opportunities Active Exchange-Traded Fu	ExchangeTradedFund	NYSE Arca
MINT	PIMCO ETF Trust PIMCO Enhanced Short Maturity Active Exchange-Traded Fund	ExchangeTradedFund	NYSE Arca
MINV	Matthews International Funds Matthews Asia Innovators Active ETF	ExchangeTradedFund	NYSE Arca
MINY	Tidal Trust II YieldMax Strategic Metals & Mining Portfolio Option Income ETF	ExchangeTradedFund	NYSE Arca
MIR	Mirion Technologies, Inc. Class A Common Stock	CommonStock	New York Stock Exchange

Pearl Equities Securities List as of 6/4/2026			
Symbol	**Security Name**	**Security Class**	**Listed Exchange**
MIRA	MIRA Pharmaceuticals Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
MIRM	Mirum Pharmaceuticals Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
MISL	First Trust Exchange-Traded Fund First Trust Indxx Aerospace & Defense ETF	ExchangeTradedFund	NYSE Arca
MIST	Milestone Pharmaceuticals Inc COM	CommonStock	NASDAQ Stock Market
MITK	Mitek Systems Inc COM USD.001	CommonStock	NASDAQ Stock Market
MITN	TPG Mortgage Investment Trust, Inc. 9.500% Senior Notes due 2029	StructuredProduct	New York Stock Exchange
MITP	TPG Mortgage Investment Trust, Inc. 9.500% Senior Notes due 2029	StructuredProduct	New York Stock Exchange
MITQ	Moving iMage Technologies, Inc. Common Stock	CommonStock	NYSE American
MITT	TPG Mortgage Investment Trust, Inc. Common Stock	CommonStock	New York Stock Exchange
MITTpA	TPG Mortgage Investment Trust, Inc. 8.25% Series A Cumulative Redeemable Preferre	PreferredStock	New York Stock Exchange
MITTpB	TPG Mortgage Investment Trust, Inc. 8.00% Series B Cumulative Redeemable Preferre	PreferredStock	New York Stock Exchange
MITTpC	TPG Mortgage Investment Trust, Inc. 8.00% Series C Fixed-to-Floating Rate Cumulativ	PreferredStock	New York Stock Exchange
MIVL	MFS Active Exchange Traded Funds Trust MFS Active International Value ETF	ExchangeTradedFund	NYSE Arca
MIY	BlackRock MuniYield Michigan Quality Fund, Inc. Common Stock	Fund	New York Stock Exchange
MJ	Amplify ETF Trust Amplify Alternative Harvest ETF	ExchangeTradedFund	NYSE Arca
MJSC	The RBB Fund Trust MUFG Japan Small Cap Active ETF	ExchangeTradedFund	NYSE Arca
MKAM	MKAM ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
MKC	McCormick & Company, Incorporated Common Stock (Non-Voting)	CommonStock	New York Stock Exchange
MKC.V	McCormick & Company, Incorporated Common Stock (Voting)	CommonStock	New York Stock Exchange
MKDW	MKDWELL Tech Inc ORD USD0.0001	CommonStock	NASDAQ Stock Market
MKDWW	MKDWELL Tech Inc WT EXP 7/31/2029	Warrant	NASDAQ Stock Market
MKL	Markel Group Inc. Common Stock	CommonStock	New York Stock Exchange
MKLY	McKinley Acquisition Corp CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
MKLYR	McKinley Acquisition Corporation Rights	Right	NASDAQ Stock Market
MKLYU	McKinley Acquisition Corp UNIT (1CLA 1 RT)	Unit	NASDAQ Stock Market
MKOR	Matthews International Funds Matthews Korea Active ETF	ExchangeTradedFund	NYSE Arca
MKSI	MKS Inc COM NPV	CommonStock	NASDAQ Stock Market
MKTN	Federated Hermes ETF Trust Federated Hermes MDT Market Neutral ETF	ExchangeTradedFund	NYSE Arca
MKTW	MarketWise Inc COM CL A	CommonStock	NASDAQ Stock Market
MKTX	MarketAxess Holdings Inc COM USD.001	CommonStock	NASDAQ Stock Market
MKZR	Mackenzie Realty Capital Inc COM	CommonStock	NASDAQ Stock Market
MLAA	Mountain Lake Acquisition Corp II CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
MLAAU	Mountain Lake Acquisition Corp II UNIT (1CLA 1/2 WT)	Unit	NASDAQ Stock Market
MLAAW	Mountain Lake Acquisition Corp II WT EXP 012131	Warrant	NASDAQ Stock Market
MLAB	Mesa Laboratories Inc COM NPV	CommonStock	NASDAQ Stock Market
MLAC	Mountain Lake Acquisition Corp CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
MLACR	Mountain Lake Acquisition Corp. Right	Right	NASDAQ Stock Market
MLACU	Mountain Lake Acquisition Corp UNIT (1CLA 1/2 WT)	Unit	NASDAQ Stock Market
MLCI	Mount Logan Capital Inc COM	CommonStock	NASDAQ Stock Market
MLCIL	Mount Logan Capital Inc 8.00 Notes Due 2031 STRUCT PRODUCT	Unknown	NASDAQ Stock Market
MLCO	Melco Resorts & Entertainment Ltd ADR NPV	AdrCommon	NASDAQ Stock Market
MLDR	Global X Funds Global X Intermediate-Term Treasury Ladder ETF	ExchangeTradedFund	NYSE Arca
MLEC	Moolec Science SA ORD USD1.5	CommonStock	NASDAQ Stock Market
MLECW	Moolec Science SA WT EX 011226	Warrant	NASDAQ Stock Market
MLGO	MicroAlgo Inc ORD USD6.00	CommonStock	NASDAQ Stock Market
MLI	Mueller Industries, Inc. Common Stock	CommonStock	New York Stock Exchange
MLKN	MillerKnoll Inc COM USD.2	CommonStock	NASDAQ Stock Market
MLM	Martin Marietta Materials Inc. Common Stock	CommonStock	New York Stock Exchange
MLN	VanEck Long Muni ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
MLP	Maui Land & Pineapple Company, Inc. Common Stock	CommonStock	New York Stock Exchange
MLPA	Global X Funds Global X MLP ETF	ExchangeTradedFund	NYSE Arca
MLPB	UBS AG ETRACS Alerian MLP Infrastructure Index ETN Series B due April 2, 2040	ExchangeTradedNote	NYSE Arca
MLPD	Global X Funds Global X MLP & Energy Infrastructure Covered Call ETF	ExchangeTradedFund	NYSE Arca
MLPI	NEOS MLP & Energy Infrastructure High Income ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
MLPR	UBS AG ETRACS Quarterly Pay 1.5X Leveraged Alerian MLP Index ETN	ExchangeTradedNote	NYSE Arca

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
MLPX	Global X Funds Global X MLP & Energy Infrastructure ETF	ExchangeTradedFund	NYSE Arca
MLR	Miller Industries, Inc. Common Stock	CommonStock	New York Stock Exchange
MLSS	Milestone Scientific Inc. Common Stock par value $.001 per share	CommonStock	NYSE American
MLTX	MoonLake Immunotherapeutics COM USD.0001	CommonStock	NASDAQ Stock Market
MLYS	Mineralys Therapeutics Inc COM	CommonStock	NASDAQ Stock Market
MMA	Mixed Martial Arts Group Limited Ordinary Shares	CommonStock	NYSE American
MMAX	iShares Large Cap Max Buffer Mar ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
MMAY	Pacer Swan SOS Moderate (May) ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
MMCA	New York Life Investments Active ETF Trust NYLI MacKay California Muni Intermediat	ExchangeTradedFund	NYSE Arca
MMD	NYLI MacKay DefinedTerm Muni Opportunities Fund Common Shares	Fund	New York Stock Exchange
MMED	MiniMed Group Inc COM USD0.01	CommonStock	NASDAQ Stock Market
MMI	Marcus & Millichap, Inc. Common Stock, par value $0.0001	CommonStock	New York Stock Exchange
MMID	MFS Active Exchange Traded Funds Trust MFS Active Mid Cap ETF	ExchangeTradedFund	New York Stock Exchange
MMIN	New York Life Investments Active ETF Trust NYLI MacKay Muni Insured ETF	ExchangeTradedFund	NYSE Arca
MMIT	New York Life Investments Active ETF Trust NYLI MacKay Muni Intermediate ETF	ExchangeTradedFund	NYSE Arca
MMK	State Street Institutional Investment Trust State Street Prime Money Market ETF	ExchangeTradedFund	New York Stock Exchange
MMKT	Texas Capital Funds Trust Texas Capital Government Money Market ETF	ExchangeTradedFund	New York Stock Exchange
MMLG	First Trust Exchange-Traded Fund VIII First Trust Multi-Manager Large Growth ETF	ExchangeTradedFund	NYSE Arca
MMLP	Martin Midstream Partners LP LP UNIT	CommonStock	NASDAQ Stock Market
MMM	3M Company Common Stock	CommonStock	New York Stock Exchange
MMMA	New York Life Investments Active ETF Trust NYLI MacKay Muni Allocation ETF	ExchangeTradedFund	NYSE Arca
MMS	MAXIMUS, Inc. Common Stock	CommonStock	New York Stock Exchange
MMSC	First Trust Exchange-Traded Fund VIII First Trust Multi-Manager Small Cap Opportuni	ExchangeTradedFund	NYSE Arca
MMSD	New York Life Investments Active ETF Trust NYLI MacKay Muni Short Duration ETF	ExchangeTradedFund	NYSE Arca
MMSI	Merit Medical Systems Inc COM NPV	CommonStock	NASDAQ Stock Market
MMT	MFS Multimarket Income Trust Common Shares of Beneficial Interest	Fund	New York Stock Exchange
MMTM	SPDR Series Trust State Street SPDR S&P 1500 Momentum Tilt ETF	ExchangeTradedFund	NYSE Arca
MMTX	Miluna Acquisition Corp ORD USD0.0001	CommonStock	NASDAQ Stock Market
MMTXU	Miluna Acquisition Corp UNIT (1ORD 1 WT)	Unit	NASDAQ Stock Market
MMTXW	Miluna Acquisition Corp Warrant (29/09/2030)	Warrant	NASDAQ Stock Market
MMU	Western Asset Managed Municipals Fund Inc. Common Stock	Fund	New York Stock Exchange
MMYT	MakeMyTrip Ltd ORD USD0.0005	CommonStock	NASDAQ Stock Market
MNA	New York Life Investments ETF Trust NYLI Merger Arbitrage ETF	ExchangeTradedFund	NYSE Arca
MNBD	ALPS ETF Trust ALPS BBH Intermediate Municipal Bond ETF	ExchangeTradedFund	NYSE Arca
MNDO	MIND CTI Ltd ORD NIS.01	CommonStock	NASDAQ Stock Market
MNDR	Mobile-health Network Solutions CL A ORD USD0.00016	CommonStock	NASDAQ Stock Market
MNDY	monday com Ltd COM USD	CommonStock	NASDAQ Stock Market
MNKD	MannKind Corp COM USD.01	CommonStock	NASDAQ Stock Market
MNOV	Medicinova Inc COM	CommonStock	NASDAQ Stock Market
MNPR	Monopar Therapeutics Inc COM USD0.001	CommonStock	NASDAQ Stock Market
MNR	Mach Natural Resources LP Common Units representing Limited Partner Interests	Unit	New York Stock Exchange
MNRO	Monro Inc COM USD.01	CommonStock	NASDAQ Stock Market
MNRS	Grayscale Funds Trust Grayscale Bitcoin Miners ETF	ExchangeTradedFund	NYSE Arca
MNSB	MainStreet Bancshares Inc COM	CommonStock	NASDAQ Stock Market
MNSBP	MainStreet Bancshares Inc 7.5% DP SH PFD A	Unknown	NASDAQ Stock Market
MNSO	MINISO Group Holding Limited American Depositary Shares, each representing four C	AdrCommon	New York Stock Exchange
MNST	Monster Beverage Corp COM USD.005	CommonStock	NASDAQ Stock Market
MNTK	Montauk Renewables Inc COM	CommonStock	NASDAQ Stock Market
MNTN	MNTN, Inc. Class A Common Stock	CommonStock	New York Stock Exchange
MNTS	Momentus Inc COM CL A	CommonStock	NASDAQ Stock Market
MNTSW	Momentus Inc WT EXP 051526	Warrant	NASDAQ Stock Market
MNVR	Pacer Swan SOS Moderate (November) ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
MNVT	Moonvest ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
MNY	MoneyHero Ltd CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
MNYWW	MoneyHero Ltd WT EXP 09/13/2028	Warrant	NASDAQ Stock Market

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
MNZL	Manzil Russell Halal USA Broad Market ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
MO	Altria Group, Inc. Common Stock	CommonStock	New York Stock Exchange
MOAT	VanEck Morningstar Wide Moat ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
MOB	Mobilicom Ltd ORD NPV	AdrCommon	NASDAQ Stock Market
MOBBW	Mobilicom Ltd WT EXP 083127	Warrant	NASDAQ Stock Market
MOBI	Mobia Medical Inc COM USD0.01	CommonStock	NASDAQ Stock Market
MOBX	Mobix Labs Inc CL A COM	CommonStock	NASDAQ Stock Market
MOBXW	Mobix Labs Inc WT EXP 122128	Warrant	NASDAQ Stock Market
MOD	Modine Manufacturing Company Common Stock	CommonStock	New York Stock Exchange
MODD	Modular Med Inc COM USD0.001	CommonStock	NASDAQ Stock Market
MODL	VictoryShares WestEnd U.S. Sector ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
MOG.A	Moog Inc. Class A Common Stock	CommonStock	New York Stock Exchange
MOG.B	Moog Inc. Class B Common Stock	CommonStock	New York Stock Exchange
MOGU	MOGU Inc. American Depositary Shares, each representing three-hundred (300) Class	AdrCommon	New York Stock Exchange
MOH	Molina Healthcare Inc. Common Stock	CommonStock	New York Stock Exchange
MOLN	Molecular Partners AG ADR	AdrCommon	NASDAQ Stock Market
MOMO	Hello Group Inc ADR	AdrCommon	NASDAQ Stock Market
MOO	VanEck ETF Trust VanEck Agribusiness ETF	ExchangeTradedFund	NYSE Arca
MOOD	Relative Sentiment Tactical Allocation ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
MORN	Morningstar Inc COM	CommonStock	NASDAQ Stock Market
MORT	VanEck ETF Trust VanEck Mortgage REIT Income ETF	ExchangeTradedFund	NYSE Arca
MOS	Mosaic Company, The Common Stock	CommonStock	New York Stock Exchange
MOTG	VanEck Morningstar Global Wide Moat ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
MOTI	VanEck Morningstar International Moat ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
MOTO	Guinness Atkinson Funds Guinness Atkinson Smart Transportation & Technology ETF	ExchangeTradedFund	NYSE Arca
MOV	Movado Group, Inc. Common Stock	CommonStock	New York Stock Exchange
MOVE	Corvex Inc COM	CommonStock	NASDAQ Stock Market
MP	MP Materials Corp. Class A common stock	CommonStock	New York Stock Exchange
MPA	BlackRock MuniYield Pennsylvania Quality Fund Common Shares of Beneficial Interes	Fund	New York Stock Exchange
MPAA	Motorcar Parts of America Inc COM USD.01	CommonStock	NASDAQ Stock Market
MPB	Mid Penn Bancorp Inc COM USD1	CommonStock	NASDAQ Stock Market
MPC	Marathon Petroleum Corporation Common Stock	CommonStock	New York Stock Exchange
MPG	Leverage Shares 2X Long MP Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
MPL	Tidal Trust II Defiance Daily Target 2X Long MP ETF	ExchangeTradedFund	NYSE Arca
MPLT	MapLight Therapeutics Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
MPLX	MPLX LP Common units representing limited partner interests	CommonStock	New York Stock Exchange
MPLY	Monopoly ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
MPRO	Monarch ProCap Index ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
MPT	Medical Properties Trust, Inc. Common Stock	CommonStock	New York Stock Exchange
MPTI	M-tron Industries, Inc. Common Stock	CommonStock	NYSE American
MPU	Mega Matrix Inc. Class A Ordinary Shares	CommonStock	NYSE American
MPV	Barings Participation Investors Shares of Beneficial Interest	Fund	New York Stock Exchange
MPWR	Monolithic Power Systems Inc COM USD.001	CommonStock	NASDAQ Stock Market
MPWX	Tradr 2X Long MPWR Daily ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
MQ	Marqeta Inc COM CL A	CommonStock	NASDAQ Stock Market
MQQQ	Tradr 2X Long Innovation 100 Monthly ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
MQY	BlackRock MuniYield Quality Fund, Inc. Common Stock	Fund	New York Stock Exchange
MRA	GraniteShares Autocallable MARA ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
MRAL	GraniteShares 2x Long MARA Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
MRAM	Everspin Technologies Inc COM USD.0001	CommonStock	NASDAQ Stock Market
MRBK	Meridian Corp COM	CommonStock	NASDAQ Stock Market
MRCP	PGIM S&P 500 Buffer 12 ETF - March ETF	ExchangeTradedFund	CBOE BZX Exchange
MRCY	Mercury Systems Inc COM USD.01	CommonStock	NASDAQ Stock Market
MRDN	Meridian Holdings Inc COM	CommonStock	NASDAQ Stock Market
MREO	Mereo BioPharma Group Plc ADS	AdrCommon	NASDAQ Stock Market

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
MRGR	ProShares Merger ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
MRK	Merck & Co., Inc. Common Stock	CommonStock	New York Stock Exchange
MRKR	Marker Therapeutics Inc COM USD.001	CommonStock	NASDAQ Stock Market
MRLN	Merlin Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
MRM	MEDIROM Healthcare Technologies Inc ADR	AdrCommon	NASDAQ Stock Market
MRNA	Moderna Inc COM	CommonStock	NASDAQ Stock Market
MRNO	Murano Global Investments Plc ORD	CommonStock	NASDAQ Stock Market
MRNOW	Murano Global Investments Plc WT EXP 032029	Warrant	NASDAQ Stock Market
MRNX	Tidal Trust II Defiance Daily Target 2X Long MRNA ETF	ExchangeTradedFund	NYSE Arca
MRNY	Tidal Trust II YieldMax MRNA Option Income Strategy ETF	ExchangeTradedFund	NYSE Arca
MRP	Millrose Properties, Inc. Class A Common Stock	CommonStock	New York Stock Exchange
MRSH	Marsh Common Stock	CommonStock	New York Stock Exchange
MRSK	Northern Lights Fund Trust Toews Agility Shares Managed Risk ETF	ExchangeTradedFund	NYSE Arca
MRT	Marti Technologies, Inc. Class A Ordinary Shares	CommonStock	NYSE American
MRTN	Marten Transport Ltd COM USD.01	CommonStock	NASDAQ Stock Market
MRVI	Maravai LifeSciences Holdings Inc COM USD.01	CommonStock	NASDAQ Stock Market
MRVL	Marvell Technology Inc COM USD.002	CommonStock	NASDAQ Stock Market
MRVU	Direxion Daily MRVL Bull 2X ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
MRX	Marex Group plc ORD	CommonStock	NASDAQ Stock Market
MS	Morgan Stanley Common Stock	CommonStock	New York Stock Exchange
MSA	MSA Safety Incorporated Common Stock	CommonStock	New York Stock Exchange
MSAI	MultiSensor AI Holdings Inc COM	CommonStock	NASDAQ Stock Market
MSAIW	MultiSensor AI Holdings Inc WT EXP 121928	Warrant	NASDAQ Stock Market
MSB	Mesabi Trust Units of Beneficial Interest	CommonStock	New York Stock Exchange
MSBI	Midland States Bancorp Inc COM USD.01	CommonStock	NASDAQ Stock Market
MSBIP	Midland States Bancorp Inc 7.75% DEP PFD A	PreferredStock	NASDAQ Stock Market
MSBT	Morgan Stanley Bitcoin Trust Common Units of Beneficial Interest of Morgan Stanley	ExchangeTradedVehicle	NYSE Arca
MSC	Studio City International Holdings Limited American depositary shares, each represen	AdrCommon	New York Stock Exchange
MSCI	MSCI Inc. Common Stock	CommonStock	New York Stock Exchange
MSD	Morgan Stanley Emerging Markets Debt Fund, Inc. Common Stock	Fund	New York Stock Exchange
MSDD	GraniteShares 2x Short MSTR Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
MSDL	Morgan Stanley Direct Lending Fund Common Stock	CommonStock	New York Stock Exchange
MSEX	Middlesex Water Co COM NPV	CommonStock	NASDAQ Stock Market
MSFD	Direxion Daily MSFT Bear 1X ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
MSFL	GraniteShares 2x Long MSFT Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
MSFO	Tidal Trust II YieldMax MSFT Option Income Strategy ETF	ExchangeTradedFund	NYSE Arca
MSFT	Microsoft Corp COM USD.00000625	CommonStock	NASDAQ Stock Market
MSFU	Direxion Daily MSFT Bull 2X ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
MSFW	Roundhill MSFT WeeklyPay ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
MSFX	T-Rex 2X Long Microsoft Daily Target ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
MSFY	Kurv Yield Premium Strategy Microsoft (MSFT) ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
MSGE	Madison Square Garden Entertainment Corp. Class A Common Stock	CommonStock	New York Stock Exchange
MSGM	Motorsport Games Inc COM	CommonStock	NASDAQ Stock Market
MSGS	Madison Square Garden Sports Corp. Class A Common Stock	CommonStock	New York Stock Exchange
MSGY	Masonglory Ltd ORD USD0.0001	CommonStock	NASDAQ Stock Market
MSI	Motorola Solutions, Inc. Common Stock	CommonStock	New York Stock Exchange
MSIF	MSC Income Fund, Inc. Common Stock	CommonStock	New York Stock Exchange
MSII	REX MSTR Covered Call ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
MSLC	Morgan Stanley Pathway Funds Morgan Stanley Pathway Large Cap Equity ETF	ExchangeTradedFund	NYSE Arca
MSLE	Satellos Bioscience Inc COM	CommonStock	NASDAQ Stock Market
MSM	MSC Industrial Direct Co., Inc. Class A Common Stock	CommonStock	New York Stock Exchange
MSMR	McElhenny Sheffield Managed Risk ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
MSN	Emerson Radio Corp Common Stock	CommonStock	NYSE American
MSOO	Leverage Shares 2x Capped Accelerated MSTR Monthly ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
MSOS	AdvisorShares Trust AdvisorShares Pure US Cannabis ETF	ExchangeTradedFund	NYSE Arca

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
MSOX	AdvisorShares Trust AdvisorShares MSOS Daily Leveraged ETF	ExchangeTradedFund	NYSE Arca
MSR	GraniteShares Autocallable MSTR ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
MSS	Maison Solutions Inc CL A COM	CommonStock	NASDAQ Stock Market
MSSM	Morgan Stanley Pathway Funds Morgan Stanley Pathway Small-Mid Cap Equity ETF	ExchangeTradedFund	NYSE Arca
MSSS	Monarch Select Subsector Index ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
MSST	YieldMax MSTR Performance & Distribution Target 25 ETF YieldMax MSTR Performan	ExchangeTradedFund	CBOE BZX Exchange
MST	Defiance Leveraged Long Income MSTR ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
MSTB	LHA Market State TacticalBeta ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
MSTI	Madison ETFs Trust Madison Short Term Strategic Income ETF	ExchangeTradedFund	NYSE Arca
MSTP	GraniteShares 2x Long MSTR Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
MSTQ	LHA Market State Tactical Q ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
MSTR	Strategy Inc CL A COM USD.001	CommonStock	NASDAQ Stock Market
MSTU	T-REX 2X Long MSTR Daily Target ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
MSTW	Roundhill MSTR WeeklyPay ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
MSTX	Defiance Daily Target 2x Long MSTR ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
MSTY	Tidal Trust II YieldMax MSTR Option Income Strategy ETF	ExchangeTradedFund	NYSE Arca
MSTZ	T-REX 2X Inverse MSTR Daily Target ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
MSW	Ming Shing Group Holdings Ltd ORD USD0.0005	CommonStock	NASDAQ Stock Market
MSpA	Morgan Stanley Depositary Shares (Each representing 1/1,000th interest in a share of	PreferredStock	New York Stock Exchange
MSpE	Morgan Stanley Depositary Shares, each representing 1/1,000th of a share of Fixed-to	PreferredStock	New York Stock Exchange
MSpF	Morgan Stanley Depositary shares, each representing 1/1,000 th ownership interest i	PreferredStock	New York Stock Exchange
MSpI	Morgan Stanley Depositary shares, each representing 1/1,000th of a share of Fixed-to	PreferredStock	New York Stock Exchange
MSpK	Morgan Stanley Depositary Shares, each representing 1/1,000th of a share of Fixed-to	PreferredStock	New York Stock Exchange
MSpL	Morgan Stanley Depositary Shares, each representing 1/1,000th of a share of 4.875%	PreferredStock	New York Stock Exchange
MSpO	Morgan Stanley Depositary Shares, each representing 1/1,000th of a share of 4.250%	PreferredStock	New York Stock Exchange
MSpP	Morgan Stanley Depositary shares, each representing 1/1,000th ownership interest in	PreferredStock	New York Stock Exchange
MSpQ	Morgan Stanley Depositary Shares, each representing 1/1,000th of a share of 6.625%	PreferredStock	New York Stock Exchange
MT	ArcelorMittal New York Registry Shares	NyRegisteredShare	New York Stock Exchange
MTA	Metalla Royalty & Streaming Ltd. Common Shares	CommonStock	NYSE American
MTAL	Metals Acquisition Corp. II Class A Ordinary Shares	CommonStock	New York Stock Exchange
MTAL.U	Metals Acquisition Corp. II Units, each consisting of one Class A ordinary share and or	Unit	New York Stock Exchange
MTAL.WS	Metals Acquisition Corp. II Warrants, each whole warrant exercisable for one Class A	Warrant	New York Stock Exchange
MTB	M&T Bank Corporation Common Stock	CommonStock	New York Stock Exchange
MTBA	Simplify Exchange Traded Funds Simplify MBS ETF	ExchangeTradedFund	NYSE Arca
MTBpH	M&T Bank Corporation Perpetual Fixed-to-Floating Rate Non-Cumulative Preferred St	PreferredStock	New York Stock Exchange
MTBpJ	M&T Bank Corporation Depositary Shares each representing a 1/400th ownership int	PreferredStock	New York Stock Exchange
MTBpK	M&T Bank Corporation Depositary Shares each representing a 1/400th interest in a sl	PreferredStock	New York Stock Exchange
MTC	MMtec Inc COM USD 0.08	CommonStock	NASDAQ Stock Market
MTCH	Match Group Inc COM USD0.001	CommonStock	NASDAQ Stock Market
MTD	Mettler-Toledo International Inc. Common Stock	CommonStock	New York Stock Exchange
MTDR	Matador Resources Company Common Stock	CommonStock	New York Stock Exchange
MTEK	Maris Tech Ltd ORD SHS	CommonStock	NASDAQ Stock Market
MTEKW	Maris Tech Ltd WT EXP 010627	Warrant	NASDAQ Stock Market
MTEN	Mingteng International Corp Inc CL A ORD USD0.002	CommonStock	NASDAQ Stock Market
MTEX	Mannatech Inc COM USD.0001	CommonStock	NASDAQ Stock Market
MTG	MGIC Investment Corporation Common Stock	CommonStock	New York Stock Exchange
MTGP	WisdomTree Trust WisdomTree Mortgage Plus Bond Fund	ExchangeTradedFund	NYSE Arca
MTH	Meritage Homes Corporation Common Stock	CommonStock	New York Stock Exchange
MTLS	Materialise NV ADR	AdrCommon	NASDAQ Stock Market
MTN	Vail Resorts, Inc. Common Stock	CommonStock	New York Stock Exchange
MTNB	Matinas BioPharma Holdings Inc. Common Stock	CommonStock	NYSE American
MTNE.U	CH4 Natural Solutions Corporation Units, each consisting of one Class A ordinary shar	Unit	New York Stock Exchange
MTR	Mesa Royalty Trust Units of Beneficial Interest	CommonStock	New York Stock Exchange
MTRA	Invesco International Growth Focus ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
MTRN	Materion Corporation Common Stock	CommonStock	New York Stock Exchange

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
MTRX	Matrix Service Co COM USD.01	CommonStock	NASDAQ Stock Market
MTSI	MACOM Technology Solutions Holdings Inc COM USD0.001	CommonStock	NASDAQ Stock Market
MTUL	UBS AG ETRACS 2x Leveraged MSCI US Momentum Factor TR ETN	ExchangeTradedNote	NYSE Arca
MTUM	iShares MSCI USA Momentum Factor ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
MTUS	Metallus Inc. Common Shares	CommonStock	New York Stock Exchange
MTVA	MetaVia Inc COM USD0.001	CommonStock	NASDAQ Stock Market
MTW	The Manitowoc Company, Inc. Common Stock	CommonStock	New York Stock Exchange
MTX	Minerals Technologies Inc. Common Stock	CommonStock	New York Stock Exchange
MTYY	GraniteShares YieldBOOST MSTR ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
MTZ	MasTec, Inc. Common Stock	CommonStock	New York Stock Exchange
MU	Micron Technology Inc. COM USD.1	CommonStock	NASDAQ Stock Market
MUA	BlackRock MuniAssets Fund, Inc. Common Stock	Fund	New York Stock Exchange
MUB	iShares Trust iShares National Muni Bond ETF	ExchangeTradedFund	NYSE Arca
MUC	BlackRock MuniHoldings California Quality Fund, Inc. Common Stock	Fund	New York Stock Exchange
MUD	Direxion Daily MU Bear 1X ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
MUFG	Mitsubishi UFJ Financial Group, Inc. American Depositary Shares (Each Representing	AdrCommon	New York Stock Exchange
MUJ	BlackRock MuniHoldings New Jersey Quality Fund, Inc. Common Shares of Beneficial	Fund	New York Stock Exchange
MULL	GraniteShares 2x Long MU Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
MULT	Franklin Multisector Income ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
MUNA	Northern Funds Northern Trust 2030 Tax-Exempt Distributing Ladder ETF	ExchangeTradedFund	NYSE Arca
MUNB	Northern Funds Northern Trust 2035 Tax-Exempt Distributing Ladder ETF	ExchangeTradedFund	NYSE Arca
MUNC	Northern Funds Northern Trust 2045 Tax-Exempt Distributing Ladder ETF	ExchangeTradedFund	NYSE Arca
MUND	Northern Funds Northern Trust 2055 Tax-Exempt Distributing Ladder ETF	ExchangeTradedFund	NYSE Arca
MUNI	PIMCO ETF Trust PIMCO Intermediate Municipal Bond Active Exchange-Traded Fund	ExchangeTradedFund	NYSE Arca
MUNX	AMG ETF Trust AMG GW&K Muni Income ETF	ExchangeTradedFund	NYSE Arca
MUNY	Vanguard New York Tax-Exempt Bond ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
MUR	Murphy Oil Corporation Common Stock	CommonStock	New York Stock Exchange
MUSA	Murphy USA Inc Common Stock, par value $0.01 per share	CommonStock	New York Stock Exchange
MUSE	TCW ETF Trust TCW Multisector Credit Income ETF	ExchangeTradedFund	New York Stock Exchange
MUSI	American Century ETF Trust American Century Multisector Income ETF	ExchangeTradedFund	NYSE Arca
MUSQ	Exchange Traded Concepts Trust MUSQ Global Music Industry Index ETF	ExchangeTradedFund	NYSE Arca
MUST	Columbia ETF Trust I Columbia Multi-Sector Municipal Income ETF	ExchangeTradedFund	NYSE Arca
MUU	Direxion Daily MU Bull 2X ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
MUX	McEwen Inc. Common Stock	CommonStock	New York Stock Exchange
MUYY	GraniteShares YieldBOOST MU ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
MUZE	Muzero Acquisition Corp CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
MUZEU	Muzero Acquisition Corp UNITS (1 CLA 1/2 WT)	Unit	NASDAQ Stock Market
MUZEW	Muzero Acquisition Corp WT EXP 013031	Warrant	NASDAQ Stock Market
MVAL	VanEck Morningstar Wide Moat Value ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
MVBF	MVB Financial Corp COM	CommonStock	NASDAQ Stock Market
MVFD	Monarch Volume Factor Dividend Tree Index ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
MVFG	Monarch Volume Factor Global Unconstrained Index ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
MVIS	MicroVision Inc COM NPV	CommonStock	NASDAQ Stock Market
MVLL	GraniteShares 2x Long MRVL Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
MVO	MV Oil Trust Units of Beneficial Interests	CommonStock	New York Stock Exchange
MVPA	Advisor Managed Portfolios Miller Value Partners Appreciation ETF	ExchangeTradedFund	NYSE Arca
MVPL	Advisor Managed Portfolios Miller Value Partners Leverage ETF	ExchangeTradedFund	NYSE Arca
MVRL	UBS AG ETRACS Monthly Pay 1.5X Leveraged Mortgage REIT ETN	ExchangeTradedNote	NYSE Arca
MVST	Microvast Holdings Inc COM	CommonStock	NASDAQ Stock Market
MVSTW	Microvast Holdings Inc WT EXP 040126	Warrant	NASDAQ Stock Market
MVV	ProShares Trust ProShares Ultra MidCap400	ExchangeTradedFund	NYSE Arca
MWA	Mueller Water Products, Inc. Series A Common Stock	CommonStock	New York Stock Exchange
MWC	Micware Co Ltd ADS	AdrCommon	NASDAQ Stock Market
MWG	Multi Ways Holdings Limited Class A Ordinary Shares	CommonStock	NYSE American
MWH	SOLV Energy Inc CL A COM USD0.0001	CommonStock	NASDAQ Stock Market

Pearl Equities Securities List as of 6/4/2026			
Symbol	**Security Name**	**Security Class**	**Listed Exchange**
MWYN	Marwynn Holdings Inc COM USD0.001	CommonStock	NASDAQ Stock Market
MX	Magnachip Semiconductor Corporation Common Stock	CommonStock	New York Stock Exchange
MXC	Mexco Energy Corporation Common Stock	CommonStock	NYSE American
MXCT	MaxCyte Inc COM	CommonStock	NASDAQ Stock Market
MXE	The Mexico Equity and Income Fund, Inc. Common Stock	Fund	New York Stock Exchange
MXF	The Mexico Fund, Inc. Common Stock	Fund	New York Stock Exchange
MXI	iShares Trust iShares Global Materials ETF	ExchangeTradedFund	NYSE Arca
MXL	MaxLinear Inc CL A COM USD.0001	CommonStock	NASDAQ Stock Market
MYCF	State Street My2026 Corporate Bond ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
MYCG	State Street My2027 Corporate Bond ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
MYCH	State Street My2028 Corporate Bond ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
MYCI	State Street My2029 Corporate Bond ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
MYCJ	State Street My2030 Corporate Bond ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
MYCK	State Street My2031 Corporate Bond ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
MYCL	State Street My2032 Corporate Bond ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
MYCM	State Street My2033 Corporate Bond ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
MYCN	State Street My2034 Corporate Bond ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
MYCO	State Street My2035 Corporate Bond ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
MYE	Myers Industries, Inc. Common Shares	CommonStock	New York Stock Exchange
MYFW	First Western Financial Inc COM	CommonStock	NASDAQ Stock Market
MYGN	Myriad Genetics Inc COM USD.01	CommonStock	NASDAQ Stock Market
MYHA	State Street My2027 High Yield Corporate Bond ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
MYHB	State Street My2028 High Yield Corporate Bond ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
MYHC	State Street My2029 High Yield Corporate Bond ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
MYHD	State Street My2030 High Yield Corporate Bond ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
MYHE	State Street My2031 High Yield Corporate Bond ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
MYI	BlackRock MuniYield Quality Fund III, Inc. Common Stock	Fund	New York Stock Exchange
MYLD	Cambria Micro and SmallCap Shareholder Yield ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
MYMF	State Street My2026 Municipal Bond ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
MYMG	State Street My2027 Municipal Bond ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
MYMH	State Street My2028 Municipal Bond ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
MYMI	State Street My2029 Municipal Bond ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
MYMJ	State Street My2030 Municipal Bond ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
MYMK	State Street My2031 Municipal Bond ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
MYN	BlackRock MuniYield New York Quality Fund, Inc. Common Stock	Fund	New York Stock Exchange
MYND	Mynd.ai, Inc. American Depositary Shares, each representing ten (10) Class A Ordinar	AdrCommon	NYSE American
MYO	Myomo Inc. Common Stock	CommonStock	NYSE American
MYPS	PLAYSTUDIOS Inc COM CL A	CommonStock	NASDAQ Stock Market
MYPSW	PLAYSTUDIOS Inc WT EXP 061726	Warrant	NASDAQ Stock Market
MYRG	MYR Group Inc COM USD.01	CommonStock	NASDAQ Stock Market
MYSE	Myseum.AI Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
MYSEW	Myseum.AI Inc WT A EXP 081726	Warrant	NASDAQ Stock Market
MYSZ	My Size Inc COM USD0.001	CommonStock	NASDAQ Stock Market
MYX	Maywood Acquisition Corp 2 CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
MYXXR	Maywood Acquisition Corp. 2 Rights	Right	NASDAQ Stock Market
MYXXU	Maywood Acquisition Corp 2 UNIT (1CLA 1RT 1WT)	Unit	NASDAQ Stock Market
MYXXW	Maywood Acquisition Corp 2 WT EXP 041431	Warrant	NASDAQ Stock Market
MYY	ProShares Trust ProShares Short MidCap400	ExchangeTradedFund	NYSE Arca
MZTI	Marzetti Co (The) COM USD1	CommonStock	NASDAQ Stock Market
MZYX	MOZAYYX Acquisition Corp. Class A Ordinary Shares	CommonStock	New York Stock Exchange
MZYX.U	MOZAYYX Acquisition Corp. Units, each consisting of one Class A ordinary share and o	Unit	New York Stock Exchange
MZYX.WS	MOZAYYX Acquisition Corp. Redeemable warrants, each whole warrant exercisable fo	Warrant	New York Stock Exchange
MZZ	ProShares Trust ProShares UltraShort MidCap400	ExchangeTradedFund	NYSE Arca
NA	Nano Labs Ltd CL A ORD USD0.0002	CommonStock	NASDAQ Stock Market
NAAS	NaaS Technology Inc ADR	AdrCommon	NASDAQ Stock Market

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
NABL	N-able, Inc. Common Stock	CommonStock	New York Stock Exchange
NAC	Nuveen California Quality Municipal Income Fund Shares of Beneficial Interest	Fund	New York Stock Exchange
NACP	Tidal Trust III Impact Shares NAACP Minority Empowerment ETF	ExchangeTradedFund	NYSE Arca
NAD	Nuveen Quality Municipal Income Fund Shares of Beneficial Interest	Fund	New York Stock Exchange
NAGE	Niagen Bioscience Inc COM USD.001	CommonStock	NASDAQ Stock Market
NAII	Natural Alternatives International Inc COM NPV	CommonStock	NASDAQ Stock Market
NAIL	Direxion Shares ETF Trust Direxion Daily Homebuilders & Supplies Bull 3X ETF	ExchangeTradedFund	NYSE Arca
NAK	Northern Dynasty Minerals Ltd Common Shares	CommonStock	NYSE American
NAKA	Nakamoto Inc COM USD0.001	CommonStock	NASDAQ Stock Market
NAMI	Jinxin Technology Holding Co ADR	AdrCommon	NASDAQ Stock Market
NAMM	Namib Minerals ORD USD0.0001	CommonStock	NASDAQ Stock Market
NAMMW	Namib Minerals WT EXP 060530	Warrant	NASDAQ Stock Market
NAMS	NewAmsterdam Pharma Company NV ORD	CommonStock	NASDAQ Stock Market
NAMSW	NewAmsterdam Pharma Company NV WT EXP 112227	Warrant	NASDAQ Stock Market
NAN	Nuveen New York Quality Municipal Income Fund Shares of Beneficial Interest	Fund	New York Stock Exchange
NANC	Unusual Whales Subversive Democratic Trading ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
NANR	SPDR Index Shares Funds State Street SPDR S&P North American Natural Resources E	ExchangeTradedFund	NYSE Arca
NAPR	Innovator Growth-100 Power Buffer ETF - April ETF	ExchangeTradedFund	CBOE BZX Exchange
NASA	Tema ETF Trust Tema Space Innovators ETF	ExchangeTradedFund	NYSE Arca
NAT	Nordic American Tankers Limited Common Shares	CommonStock	New York Stock Exchange
NATH	Nathan's Famous Inc COM USD.01	CommonStock	NASDAQ Stock Market
NATL	NCR Atleos Corporation Common Stock	CommonStock	New York Stock Exchange
NATO	Themes Transatlantic Defense ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
NATR	Nature's Sunshine Products Inc COM NPV	CommonStock	NASDAQ Stock Market
NAUG	Innovator Growth-100 Power Buffer ETF - August ETF	ExchangeTradedFund	CBOE BZX Exchange
NAUT	Nautilus Biotechnology Inc COM	CommonStock	NASDAQ Stock Market
NAVI	Navient Corporation COM0.01	CommonStock	NASDAQ Stock Market
NAVN	Navan Inc CL A COM US.00000625	CommonStock	NASDAQ Stock Market
NAZ	Nuveen Arizona Quality Municipal Income Fund Common Stock	Fund	New York Stock Exchange
NB	NioCorp Developments Ltd COM	CommonStock	NASDAQ Stock Market
NBB	Nuveen Taxable Municipal Income Fund Common Shares, $.001 par value	Fund	New York Stock Exchange
NBBK	NB Bancorp Inc COM USD0.01	CommonStock	NASDAQ Stock Market
NBCE	Neuberger Berman ETF Trust Neuberger China Equity ETF	ExchangeTradedFund	NYSE Arca
NBCM	Neuberger Berman ETF Trust Neuberger Commodity Strategy ETF	ExchangeTradedFund	NYSE Arca
NBCR	Neuberger Berman ETF Trust Neuberger Core Equity ETF	ExchangeTradedFund	NYSE Arca
NBDS	Neuberger Berman ETF Trust Neuberger Disrupters ETF	ExchangeTradedFund	NYSE Arca
NBET	Neuberger Berman ETF Trust Neuberger Energy Transition & Infrastructure ETF	ExchangeTradedFund	NYSE Arca
NBFC	Neuberger Berman ETF Trust Neuberger Flexible Credit Income ETF	ExchangeTradedFund	NYSE Arca
NBFR	Innovator ETFs Trust Innovator Nasdaq-100 Managed 10 Buffer ETF	ExchangeTradedFund	NYSE Arca
NBGX	Neuberger Berman ETF Trust Neuberger Growth ETF	ExchangeTradedFund	NYSE Arca
NBH	Neuberger Municipal Fund Inc. Common Stock	Fund	NYSE American
NBHC	National Bank Holdings Corporation Class A Common Stock	CommonStock	New York Stock Exchange
NBIE	Neuberger Berman ETF Trust Neuberger International Core Equity ETF	ExchangeTradedFund	NYSE Arca
NBIG	Leverage Shares 2X Long NBIS Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
NBIL	GraniteShares 2x Long NBIS Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
NBIS	Nebius Group N V CL A COM EUR0.01	CommonStock	NASDAQ Stock Market
NBIX	Neurocrine Biosciences Inc COM USD.01	CommonStock	NASDAQ Stock Market
NBIZ	Tradr 2X Short NBIS Daily ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
NBJP	Neuberger Berman ETF Trust Neuberger Japan Equity ETF	ExchangeTradedFund	NYSE Arca
NBN	Northeast Bank COM NPV	CommonStock	NASDAQ Stock Market
NBOS	Neuberger Berman ETF Trust Neuberger Option Strategy ETF	ExchangeTradedFund	NYSE Arca
NBP	NovaBridge Biosciences ADR	AdrCommon	NASDAQ Stock Market
NBR	Nabors Industries Ltd. Common Shares	CommonStock	New York Stock Exchange
NBRG	Newbridge Acquisition Ltd CL A ORD NPV	CommonStock	NASDAQ Stock Market
NBRGR	Newbridge Acquisition Limited Rights	Right	NASDAQ Stock Market

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
NBRGU	Newbridge Acquisition Ltd UNIT (1CLA 1 RT)	Unit	NASDAQ Stock Market
NBSD	Neuberger Berman ETF Trust Neuberger Short Duration Income ETF	ExchangeTradedFund	NYSE Arca
NBSM	Neuberger Berman ETF Trust Neuberger Small-Mid Cap ETF	ExchangeTradedFund	NYSE Arca
NBTB	NBT Bancorp Inc COM NPV	CommonStock	NASDAQ Stock Market
NBTR	Neuberger Berman ETF Trust Neuberger Total Return Bond ETF	ExchangeTradedFund	NYSE Arca
NBTX	Nanobiotix SA SPONSORED ADS	AdrCommon	NASDAQ Stock Market
NBXG	Neuberger Next Generation Connectivity Fund Inc. Common Stock	Fund	New York Stock Exchange
NC	NACCO Industries, Inc. Class A Common Stock	CommonStock	New York Stock Exchange
NCA	Nuveen California Municipal Value Fund Common Stock	Fund	New York Stock Exchange
NCDL	Nuveen Churchill Direct Lending Corp. Common Stock	CommonStock	New York Stock Exchange
NCEL	NewcelX Ltd ORD	CommonStock	NASDAQ Stock Market
NCEW	New Century Logistics (BVI) Ltd ORD NPV	CommonStock	NASDAQ Stock Market
NCI	Neo-Concept International Group Holdings Ltd ORD CLA USD0.0025	CommonStock	NASDAQ Stock Market
NCIQ	Hashdex Nasdaq CME Crypto Index ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
NCL	Northann Corp. Common Stock	CommonStock	NYSE American
NCLH	Norwegian Cruise Line Holdings Ltd. Ordinary Shares	CommonStock	New York Stock Exchange
NCLO	NuShares ETF Trust Nuveen AA-BBB CLO ETF	ExchangeTradedFund	NYSE Arca
NCMI	National CineMedia Inc COM USD.01	CommonStock	NASDAQ Stock Market
NCNA	NuCana Plc ADR	AdrCommon	NASDAQ Stock Market
NCNO	nCino Inc COM USD0.0005	CommonStock	NASDAQ Stock Market
NCPB	Nuveen Core Plus Bond ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
NCPL	Netcapital Inc COM	CommonStock	NASDAQ Stock Market
NCPLW	Netcapital Inc WT EXP 070527	Warrant	NASDAQ Stock Market
NCRA	Nocera Inc COM USD0.001	CommonStock	NASDAQ Stock Market
NCSM	NCS Multistage Holdings Inc COM USD .01	CommonStock	NASDAQ Stock Market
NCT	Intercont (Cayman) Ltd CL A ORD USD0.0025	CommonStock	NASDAQ Stock Market
NCTY	The9 Ltd ADR	AdrCommon	NASDAQ Stock Market
NCV	Virtus Convertible & Income Fund Common Shares of Beneficial Interest	Fund	New York Stock Exchange
NCVpA	Virtus Convertible & Income Fund 5.625% Series A Cumulative Preferred Shares	PreferredStock	New York Stock Exchange
NCZ	Virtus Convertible & Income Fund II Common Shares of Beneficial Interest	Fund	New York Stock Exchange
NCZpA	Virtus Convertible & Income Fund II 5.50% Series A Cumulative Preferred Shares	PreferredStock	New York Stock Exchange
NDAA	Ned Davis Research 360 Dynamic Allocation ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
NDAQ	Nasdaq Inc COM USD.01	CommonStock	NASDAQ Stock Market
NDEC	Innovator Growth-100 Power Buffer ETF - December ETF	ExchangeTradedFund	CBOE BZX Exchange
NDIA	Global X Funds Global X India Active ETF	ExchangeTradedFund	NYSE Arca
NDIV	Amplify ETF Trust Amplify Energy & Natural Resources Covered Call ETF	ExchangeTradedFund	NYSE Arca
NDLS	Noodles & Co CL A COM USD0.01	CommonStock	NASDAQ Stock Market
NDMO	Nuveen Dynamic Municipal Opportunities Fund Common Shares of Beneficial Interes	Fund	New York Stock Exchange
NDOW	Anydrus Advantage ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
NDRA	ENDRA Life Sciences Inc COM USD.0001	CommonStock	NASDAQ Stock Market
NDSN	Nordson Corp COM USD1	CommonStock	NASDAQ Stock Market
NE	Noble Corporation plc A Ordinary Shares	CommonStock	New York Stock Exchange
NE.WS	Noble Corporation plc Tranche 1 Warrants	Warrant	New York Stock Exchange
NE.WS.A	Noble Corporation plc Tranche 2 Warrants	Warrant	New York Stock Exchange
NEA	Nuveen AMT-Free Quality Municipal Income Fund Common Shares of Beneficial Inter	Fund	New York Stock Exchange
NEAR	iShares Short Duration Bond Active ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
NEBX	Tradr 2X Long NBIS Daily ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
NECB	Northeast Community Bancorp Inc COM USD.01	CommonStock	NASDAQ Stock Market
NEE	NextEra Energy, Inc. Common Stock	CommonStock	New York Stock Exchange
NEEpN	NextEra Energy, Inc. Series N Junior Subordinated Debentures due March 1, 2079	StructuredProduct	New York Stock Exchange
NEEpS	NextEra Energy, Inc. 7.299% Corporate Units	StructuredProduct	New York Stock Exchange
NEEpT	NextEra Energy, Inc. 7.234% Corporate Units	StructuredProduct	New York Stock Exchange
NEEpU	NextEra Energy, Inc. Series U Junior Subordinated Debentures due June 1, 2085	StructuredProduct	New York Stock Exchange
NEEpV	NextEra Energy, Inc. 7.375% Corporate Units	StructuredProduct	New York Stock Exchange
NEEpW	NextEra Energy, Inc. Series Z Junior Subordinated Debentures due April 15, 2086	StructuredProduct	New York Stock Exchange

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
NEGG	Newegg Commerce Inc COM USD0.43696	CommonStock	NASDAQ Stock Market
NEHI	NEOS Ethereum High Income ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
NELS	Nelson Select ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
NEM	Newmont Corporation Common Stock	CommonStock	New York Stock Exchange
NEMD	Neuberger Berman ETF Trust Neuberger Emerging Markets Debt Hard Currency ETF	ExchangeTradedFund	NYSE Arca
NEMG	Leverage Shares 2x Long NEM Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
NEN	New England Realty Associates LP Class A Depositary Receipts evidencing Units of Lim	CommonStock	NYSE American
NEO	NeoGenomics Inc COM USD.001	CommonStock	NASDAQ Stock Market
NEOG	Neogen Corp COM USD.16	CommonStock	NASDAQ Stock Market
NEON	Neonode Inc COM	CommonStock	NASDAQ Stock Market
NEOV	NeoVolta Inc COM	CommonStock	NASDAQ Stock Market
NEOVW	NeoVolta Inc WT EXP 4/01/2027	Warrant	NASDAQ Stock Market
NEPH	Nephros Inc. COM USD.001	CommonStock	NASDAQ Stock Market
NERD	Roundhill Video Games ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
NERV	Minerva Neurosciences Inc COM USD.0001	CommonStock	NASDAQ Stock Market
NESR	National Energy Services Reunited Corp ORD NPV	CommonStock	NASDAQ Stock Market
NET	Cloudflare, Inc. Class A common stock, par value $0.001 per share	CommonStock	New York Stock Exchange
NETG	Leverage Shares 2X Long NET Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
NETL	ETF Series Solutions Colterpoint Net Lease Real Estate ETF	ExchangeTradedFund	NYSE Arca
NEU	NewMarket Corporation (Holding Company) Common Stock	CommonStock	New York Stock Exchange
NEUP	Neuphoria Therapeutics Inc COM USD0.00001	AdrCommon	NASDAQ Stock Market
NEWP	New Pacific Metals Corp. Common Shares	CommonStock	NYSE American
NEWT	NewtekOne Inc COM USD.02	CommonStock	NASDAQ Stock Market
NEWTG	NewtekOne Inc 8.50 Fixed Rate Senior Notes due 2029 STRUCT PRODUCT	Unknown	NASDAQ Stock Market
NEWTH	NewtekOne Inc 8.625 Fixed Rate Senior Notes due 2029 ETN	Unknown	NASDAQ Stock Market
NEWTI	NewtekOne Inc 8.00 Fixed Rate Senior Notes due 2028 STRUCT PRODUCT	Unknown	NASDAQ Stock Market
NEWTO	NewtekOne Inc 8.50 Fixed Rate Senior Notes due 2031 STRUCT PRODUCT	Unknown	NASDAQ Stock Market
NEWTP	NewtekOne Inc SR B PFD USD25	PreferredStock	NASDAQ Stock Market
NEWZ	StockSnips AI-Powered Sentiment US All Cap ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
NEXA	Nexa Resources S.A. Common shares	CommonStock	New York Stock Exchange
NEXM	Nexmetals Mining Corp COM NPV	CommonStock	NASDAQ Stock Market
NEXN	Nexxen International Ltd ORD USD0.02	CommonStock	NASDAQ Stock Market
NEXR	Nexera Technologies Ltd ORD	CommonStock	NASDAQ Stock Market
NEXRW	Nexera Technologies Ltd WT EXP 082627	Warrant	NASDAQ Stock Market
NEXT	NextDecade Corp COM	CommonStock	NASDAQ Stock Market
NFBK	Northfield Bancorp Inc COM USD.01	CommonStock	NASDAQ Stock Market
NFE	New Fortress Energy Inc COM CL A	CommonStock	NASDAQ Stock Market
NFEB	Innovator Growth 100 Power Buffer ETF February ETF	ExchangeTradedFund	CBOE BZX Exchange
NFG	National Fuel Gas Company Common Stock	CommonStock	New York Stock Exchange
NFGC	New Found Gold Corp Common Shares	CommonStock	NYSE American
NFJ	Virtus Dividend, Interest & Premium Strategy Fund Common Shares of Beneficial Inte	Fund	New York Stock Exchange
NFLP	Kurv Yield Premium Strategy Netflix (NFLX) ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
NFLT	ETFis Series Trust I Virtus Newfleet Multi-Sector Bond ETF	ExchangeTradedFund	NYSE Arca
NFLU	T-Rex 2X Long NFLX Daily Target ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
NFLW	Roundhill NFLX WeeklyPay ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
NFLX	Netflix Inc COM USD.001	CommonStock	NASDAQ Stock Market
NFLY	Tidal Trust II YieldMax NFLX Option Income Strategy ETF	ExchangeTradedFund	NYSE Arca
NFRA	FlexShares Trust FlexShares STOXX Global Broad Infrastructure Index Fund	ExchangeTradedFund	NYSE Arca
NFRX	Harrison Street Infrastructure Active ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
NFTY	First Trust India Nifty 50 Equal Weight ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
NFXL	Direxion Daily NFLX Bull 2X ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
NFXS	Direxion Daily NFLX Bear 1X ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
NG	NovaGold Resources Inc Common Stock	CommonStock	NYSE American
NGEN	NervGen Pharma Corp COM	CommonStock	NASDAQ Stock Market
NGG	National Grid plc American Depositary Shares (Each representing five Ordinary Shares	AdrCommon	New York Stock Exchange

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
NGHT	Nicholas Bitcoin and Treasuries AfterDark ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
NGIF	Nuveen Investment Funds, Inc. Nuveen Global Infrastructure Fund: ETF Class Shares	ExchangeTradedFund	NYSE Arca
NGL	NGL Energy Partners LP Common Units Representing Limited Partner Interests	CommonStock	New York Stock Exchange
NGLpB	NGL Energy Partners LP 9.00% Class B Fixed-to-Floating Rate Cumulative Redeemable	PreferredStock	New York Stock Exchange
NGLpC	NGL Energy Partners LP 9.625% Class C Fixed-to-Floating Rate Cumulative Redeemabl	PreferredStock	New York Stock Exchange
NGNE	Neurogene Inc COM USD0.000001	CommonStock	NASDAQ Stock Market
NGS	Natural Gas Services Group, Inc. Common Stock,	CommonStock	New York Stock Exchange
NGVC	Natural Grocers by Vitamin Cottage, Inc. Common Stock	CommonStock	New York Stock Exchange
NGVT	Ingevity Corporation Common Stock	CommonStock	New York Stock Exchange
NHC	National Healthcare Corporation Common Stock	CommonStock	NYSE American
NHI	National Health Investors, Inc. Common Stock	CommonStock	New York Stock Exchange
NHIC	NewHold Investment Corp III CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
NHICU	NewHold Investment Corp III UNIT (1CLA 1/2 WT)	Unit	NASDAQ Stock Market
NHICW	NewHold Investment Corp III WT EXP 013030	Warrant	NASDAQ Stock Market
NHIVU	NewHold Investment Corp IV UNIT (1 CLA 1/3 WT)	Unit	NASDAQ Stock Market
NHP	National Healthcare Properties Inc CL A COM USD0.01	CommonStock	NASDAQ Stock Market
NHPAP	National Healthcare Properties Inc PFD A 7.375	PreferredStock	NASDAQ Stock Market
NHPBP	National Healthcare Properties Inc PFD CL B	PreferredStock	NASDAQ Stock Market
NHS	Neuberger High Yield Strategies Fund Inc Common Stock	Fund	NYSE American
NHTC	Natural Health Trends Corp COM USD.001	CommonStock	NASDAQ Stock Market
NHYB	NuShares ETF Trust Nuveen High Yield Corporate Bond ETF	ExchangeTradedFund	NYSE Arca
NHYM	NuShares ETF Trust Nuveen High Yield Municipal Income ETF	ExchangeTradedFund	NYSE Arca
NI	NiSource Inc. Common Stock	CommonStock	New York Stock Exchange
NIC	Nicolet Bankshares, Inc. Common Stock	CommonStock	New York Stock Exchange
NICE	NICE Ltd SPON ADR	AdrCommon	NASDAQ Stock Market
NICM	Nicola Mining Inc ADR	AdrCommon	NASDAQ Stock Market
NICO	Series Portfolios Trust Hexis Active Nicotine Engagement ETF	ExchangeTradedFund	NYSE Arca
NIE	Virtus Equity & Convertible Income Fund Common Shares of Beneficial Interest	Fund	New York Stock Exchange
NIHI	NEOS MSCI EAFE High Income ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
NIKL	Sprott Nickel Miners ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
NIM	Nuveen Select Maturities Municipal Fund Common Shares of Beneficial Interest	Fund	New York Stock Exchange
NINE	Nine Energy Service, Inc. Common Stock	CommonStock	NYSE American
NIO	NIO Inc. American depositary shares, each representing one Class A ordinary share	AdrCommon	New York Stock Exchange
NIOBW	NioCorp Developments Ltd WT EXP 031728	Warrant	NASDAQ Stock Market
NIOG	Leverage Shares 2X Long NIO Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
NIPG	NIP Group Inc ADR	AdrCommon	NASDAQ Stock Market
NIQ	NIQ Global Intelligence plc Ordinary Shares	CommonStock	New York Stock Exchange
NISM	New York Life Investments Active ETF Trust NYLI International Small-Mid Cap Equity E	ExchangeTradedFund	NYSE Arca
NITE	Capitol Series Trust The Nightview Fund	ExchangeTradedFund	NYSE Arca
NIU	Niu Technologies ADR	AdrCommon	NASDAQ Stock Market
NIVF	NewGenIvf Group Ltd ORD	CommonStock	NASDAQ Stock Market
NIVFW	NewGenIvf Group Ltd WT EXP 052127	Warrant	NASDAQ Stock Market
NIXT	Research Affiliates Deletions ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
NIXX	Nixxy Inc COM	CommonStock	NASDAQ Stock Market
NIXXW	Nixxy Inc WT EXP 060126	Warrant	NASDAQ Stock Market
NJAN	Innovator Growth-100 Power Buffer ETF - January ETF	ExchangeTradedFund	CBOE BZX Exchange
NJNK	Columbia ETF Trust I Columbia U.S. High Yield ETF	ExchangeTradedFund	NYSE Arca
NJR	New Jersey Resources Corporation Common Stock	CommonStock	New York Stock Exchange
NJUL	Innovator Growth-100 Power Buffer ETF - July ETF	ExchangeTradedFund	CBOE BZX Exchange
NJUN	Innovator Growth-100 Power Buffer ETF - June ETF	ExchangeTradedFund	CBOE BZX Exchange
NKE	NIKE, Inc. Class B Common Stock	CommonStock	New York Stock Exchange
NKLR	Terra Innovatum Global NV ORD	CommonStock	NASDAQ Stock Market
NKSH	National Bankshares Inc COM USD2.5	CommonStock	NASDAQ Stock Market
NKTR	Nektar Therapeutics COM NPV	CommonStock	NASDAQ Stock Market
NKTX	Nkarta Inc COM	CommonStock	NASDAQ Stock Market

Pearl Equities Securities List as of 6/4/2026			
Symbol	**Security Name**	**Security Class**	**Listed Exchange**
NKX	Nuveen California AMT-Free Quality Municipal Income Fund Common Shares of Bene	Fund	New York Stock Exchange
NL	NLI Holdings, Inc. Common Stock	CommonStock	New York Stock Exchange
NLOP	Net Lease Office Properties Common Stock	CommonStock	New York Stock Exchange
NLR	VanEck ETF Trust VanEck Uranium and Nuclear ETF	ExchangeTradedFund	NYSE Arca
NLSI	NEOS Long/Short Equity Income ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
NLY	Annaly Capital Management, Inc. Common Stock	CommonStock	New York Stock Exchange
NLYpF	Annaly Capital Management, Inc. 6.95% Series F Fixed-to-Floating Rate Cumulative Re	PreferredStock	New York Stock Exchange
NLYpG	Annaly Capital Management, Inc. 6.50% Series G Fixed-to-Floating Rate Cumulative R	PreferredStock	New York Stock Exchange
NLYpI	Annaly Capital Management, Inc. 6.750% Series I Fixed-to-Floating Rate Cumulative R	PreferredStock	New York Stock Exchange
NLYpJ	Annaly Capital Management, Inc. 8.875% Series J Fixed-Rate Cumulative Redeemable	PreferredStock	New York Stock Exchange
NMAI	Nuveen Multi-Asset Income Fund Common Shares of Beneficial Interest	Fund	New York Stock Exchange
NMAR	Innovator Growth-100 Power Buffer ETF - March ETF	ExchangeTradedFund	CBOE BZX Exchange
NMAX	Newsmax, Inc. Class B Common Stock	CommonStock	New York Stock Exchange
NMAY	Innovator Growth-100 Power Buffer ETF - May ETF	ExchangeTradedFund	CBOE BZX Exchange
NMB	Simplify Exchange Traded Funds Simplify National Muni Bond ETF	ExchangeTradedFund	NYSE Arca
NMBL	Tidal Trust III NovaTide Flexible Allocation ETF	ExchangeTradedFund	NYSE Arca
NMCO	Nuveen Municipal Credit Opportunities Fund Common Shares, $0.01 par value	Fund	New York Stock Exchange
NMFC	New Mountain Finance Corp COM USD.01	CommonStock	NASDAQ Stock Market
NMFCZ	New Mountain Finance Corp 8.250 Notes due 2028 STRUCT PRODUCT	Unknown	NASDAQ Stock Market
NMG	Nouveau Monde Graphite Inc. Common Shares	CommonStock	New York Stock Exchange
NMI	Nuveen Municipal Income Fund, Inc. Common Stock	Fund	New York Stock Exchange
NMIH	NMI Holdings Inc COM USD.01	CommonStock	NASDAQ Stock Market
NML	Neuberger Energy Infrastructure and Income Fund Inc. Common Stock	Fund	NYSE American
NMM	Navios Maritime Partners L.P. Common Units representing Limited Partner Interests	CommonStock	New York Stock Exchange
NMP	NMP Acquisition Corp CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
NMPAR	NMP Acquisition Corp. Right	Right	NASDAQ Stock Market
NMPAU	NMP Acquisition Corp UNIT(1 CLA 1RT)	Unit	NASDAQ Stock Market
NMR	Nomura Holdings, Inc. American Depositary Shares (Each representing one share of C	AdrCommon	New York Stock Exchange
NMRA	Neumora Therapeutics Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
NMRK	Newmark Group Inc Cl A	CommonStock	NASDAQ Stock Market
NMS	Nuveen Minnesota Quality Municipal Income Fund Common Shares of beneficial inte	Fund	New York Stock Exchange
NMT	Nuveen Massachusetts Quality Municipal Income Fund Shares of Beneficial Interest	Fund	New York Stock Exchange
NMTC	NeuroOne Medical Technologies Corp COM USD0.001	CommonStock	NASDAQ Stock Market
NMZ	Nuveen Municipal High Income Opportunity Fund Common shares of beneficial intere	Fund	New York Stock Exchange
NN	NextNav Inc COM	CommonStock	NASDAQ Stock Market
NNAVW	NextNav Inc. Warrant	Warrant	NASDAQ Stock Market
NNBR	NN Inc COM USD.01	CommonStock	NASDAQ Stock Market
NNDM	Nano Dimension Ltd SPONS ADR	AdrCommon	NASDAQ Stock Market
NNE	Nano Nuclear Energy Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
NNI	Nelnet, Inc. Class A Common Stock	CommonStock	New York Stock Exchange
NNN	NNN REIT, Inc. Common Stock	CommonStock	New York Stock Exchange
NNNN	Anbio Biotechnology CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
NNOV	Innovator Growth-100 Power Buffer ETF - November ETF	ExchangeTradedFund	CBOE BZX Exchange
NNOX	Nano X Imaging Ltd COM USD.001	CommonStock	NASDAQ Stock Market
NNVC	NanoViricides Inc. Common Stock	CommonStock	NYSE American
NNY	Nuveen New York Municipal Value Fund Common Stock	Fund	New York Stock Exchange
NOA	North American Construction Group Ltd. Common Shares	CommonStock	New York Stock Exchange
NOAH	Noah Holdings Limited American Depositary Shares (each representing 5 Ordinary Sh	AdrCommon	New York Stock Exchange
NOBL	PROSHARES S&P 500 DIVIDEND ARISTOCRATS ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
NOC	Northrop Grumman Corporation Common Stock	CommonStock	New York Stock Exchange
NOCT	Innovator Growth-100 Power Buffer ETF- October ETF	ExchangeTradedFund	CBOE BZX Exchange
NODE	VanEck Onchain Economy ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
NODK	NI Holdings Inc COM	CommonStock	NASDAQ Stock Market
NOEM	CO2 Energy Transition Corp COM	CommonStock	NASDAQ Stock Market
NOEMR	CO2 Energy Transition Corp. Right	Right	NASDAQ Stock Market

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
NOEMU	CO2 Energy Transition Corp UNIT (1COM 1WT)	Unit	NASDAQ Stock Market
NOEMW	CO2 Energy Transition Corp WT EXP 081728	Warrant	NASDAQ Stock Market
NOEQ	Northern Funds Northern Trust US Equity ETF	ExchangeTradedFund	NYSE Arca
NOG	Northern Oil & Gas Inc Common Stock	CommonStock	New York Stock Exchange
NOK	Nokia Corporation American Depositary Shares (each representing one Share, 0.06 eu	AdrCommon	New York Stock Exchange
NOMA	Nomadar Corp CL A COM USD0.000001	CommonStock	NASDAQ Stock Market
NOMD	Nomad Foods Limited Ordinary shares, no par value	CommonStock	New York Stock Exchange
NORW	Global X Funds Global X MSCI Norway ETF	ExchangeTradedFund	NYSE Arca
NOTV	Inotiv Inc COM NPV	CommonStock	NASDAQ Stock Market
NOV	NOV Inc. Common Stock	CommonStock	New York Stock Exchange
NOVM	FT Vest U.S. Equity Max Buffer ETF - November ETF	ExchangeTradedFund	CBOE BZX Exchange
NOVP	PGIM S&P 500 Buffer 12 ETF - November ETF	ExchangeTradedFund	CBOE BZX Exchange
NOVT	Novanta Inc COM NPV	CommonStock	NASDAQ Stock Market
NOVTU	Novanta Inc TANGIBLE EQ UNIT	Unit	NASDAQ Stock Market
NOVZ	TrueShares Structured Outcome (November) ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
NOW	ServiceNow, Inc. Common Stock	CommonStock	New York Stock Exchange
NOWL	GraniteShares 2x Long NOW Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
NP	Neptune Insurance Holdings Inc. Class A common stock	CommonStock	New York Stock Exchange
NPAC	New Providence Acquisition Corp III CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
NPACU	New Providence Acquisition Corp III UNIT (1CLA 1/3 WT)	Unit	NASDAQ Stock Market
NPACW	New Providence Acquisition Corp III WT EXP 4/24/2030	Warrant	NASDAQ Stock Market
NPB	Northpointe Bancshares, Inc. Common Stock	CommonStock	New York Stock Exchange
NPCE	NeuroPace Inc COM	CommonStock	NASDAQ Stock Market
NPCT	Nuveen Core Plus Impact Fund Common Shares of Beneficial Interest	Fund	New York Stock Exchange
NPFD	Nuveen Variable Rate Preferred & Income Fund Common Shares	Fund	New York Stock Exchange
NPFE	NPF Core Equity ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
NPFI	Nuveen Preferred and Income ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
NPK	National Presto Industries, Inc. Common Stock	CommonStock	New York Stock Exchange
NPKI	NPK International Inc. Common Stock	CommonStock	New York Stock Exchange
NPO	Enpro Inc. Common Stock	CommonStock	New York Stock Exchange
NPT	Texxon Holding Ltd ORD USD0.0001	CommonStock	NASDAQ Stock Market
NPV	Nuveen Virginia Quality Municipal Income Fund Shares of Beneficial Interest	Fund	New York Stock Exchange
NPWR	NET Power Inc. Class A Common Stock	CommonStock	New York Stock Exchange
NPWR.WS	NET Power Inc. Redeemable warrants, each whole warrant exercisable for one share	Warrant	New York Stock Exchange
NRC	NRC Health COM USD.001	CommonStock	NASDAQ Stock Market
NRDS	NerdWallet Inc COM CL A USD0.0001	CommonStock	NASDAQ Stock Market
NRDY	Nerdy Inc. Class A Common Stock	CommonStock	New York Stock Exchange
NREF	NexPoint Real Estate Finance, Inc. Common Stock	CommonStock	New York Stock Exchange
NREFpA	NexPoint Real Estate Finance, Inc. 8.50% Series A Cumulative Redeemable Preferred S	PreferredStock	New York Stock Exchange
NRES	Xtrackers RREEF Global Natural Resources ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
NRG	NRG Energy, Inc. Common Stock	CommonStock	New York Stock Exchange
NRGD	Bank of Montreal MicroSectors U.S. Big Oil -3 Inverse Leveraged ETNs due February	ExchangeTradedNote	NYSE Arca
NRGU	Bank of Montreal MicroSectors U.S. Big Oil 3 Leveraged ETNs due February 17, 204	ExchangeTradedNote	NYSE Arca
NRGV	Energy Vault Holdings, Inc. Common Stock	CommonStock	New York Stock Exchange
NRIM	Northrim BanCorp Inc COM USD1	CommonStock	NASDAQ Stock Market
NRIX	Nurix Therapeutics Inc COM	CommonStock	NASDAQ Stock Market
NRK	Nuveen New York AMT-Free Quality Municipal Income Fund Common Shares of Bene	Fund	New York Stock Exchange
NRO	Neuberger Real Estate Securities Income Fund Inc Common Stock	Fund	NYSE American
NRP	Natural Resource Partners L.P. Common Units	CommonStock	New York Stock Exchange
NRSH	Tidal Trust I Aztlan North America Nearshoring Stock Selection ETF	ExchangeTradedFund	NYSE Arca
NRSN	NeuroSense Therapeutics Ltd ORD SHS	CommonStock	NASDAQ Stock Market
NRSNW	NeuroSense Therapeutics Ltd WRTTS	Warrant	NASDAQ Stock Market
NRT	North European Oil Royalty Trust Units of Beneficial Interest	CommonStock	New York Stock Exchange
NRUC	National Rural Utilities Cooperative Finance Corporation 5.500% Subordinated Notes	StructuredProduct	New York Stock Exchange
NRXP	NRx Pharmaceuticals Inc COM USD0.001	CommonStock	NASDAQ Stock Market

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
NRXS	Neuraxis, Inc. Common Stock	CommonStock	NYSE American
NSA	National Storage Affiliates Trust Common Shares of Beneficial Interest	CommonStock	New York Stock Exchange
NSApA	National Storage Affiliates Trust 6.000% Series A Cumulative Redeemable Preferred S	PreferredStock	New York Stock Exchange
NSApB	National Storage Affiliates Trust 6.000% Series B Cumulative Redeemable Preferred S	PreferredStock	New York Stock Exchange
NSC	Norfolk Southern Corporation Common Stock	CommonStock	New York Stock Exchange
NSCI	NuShares ETF Trust Nuveen Securitized Income ETF	ExchangeTradedFund	NYSE Arca
NSEP	Innovator Growth-100 Power Buffer ETF - September ETF	ExchangeTradedFund	CBOE BZX Exchange
NSI	National Security Emerging Markets Index ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
NSIT	Insight Enterprises Inc COM NPV	CommonStock	NASDAQ Stock Market
NSP	Insperity, Inc. Common Stock	CommonStock	New York Stock Exchange
NSPR	InspireMD Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
NSRX	Nasus Pharma Ltd. Ordinary Shares	CommonStock	NYSE American
NSSC	NAPCO Security Technologies Inc COM USD.01	CommonStock	NASDAQ Stock Market
NSTS	NSTS Bancorp Inc COM USD0.01	CommonStock	NASDAQ Stock Market
NSYS	Nortech Systems Inc COM USD.05	CommonStock	NASDAQ Stock Market
NTAP	NetApp Inc COM NPV	CommonStock	NASDAQ Stock Market
NTB	The Bank of N.T. Butterfield & Son Limited Common shares, BM$0.01 par value	CommonStock	New York Stock Exchange
NTCL	NetClass Technology Inc CL A ORD USD0.00025	CommonStock	NASDAQ Stock Market
NTCT	NetScout Systems Inc COM USD.001	CommonStock	NASDAQ Stock Market
NTES	NetEase Inc SPONSORED ADR	AdrCommon	NASDAQ Stock Market
NTGR	NETGEAR Inc COM USD.001	CommonStock	NASDAQ Stock Market
NTHI	NeOnc Technologies Holdings Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
NTIC	Northern Technologies International Corp COM USD.02	CommonStock	NASDAQ Stock Market
NTIP	Network-1 Technologies Inc. Common Stock $.01 par value	CommonStock	NYSE American
NTLA	Intellia Therapeutics Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
NTNX	Nutanix Inc CL A COM USD0.000025	CommonStock	NASDAQ Stock Market
NTR	Nutrien Ltd. Common Shares	CommonStock	New York Stock Exchange
NTRA	Natera Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
NTRB	Nutriband Inc COM	CommonStock	NASDAQ Stock Market
NTRBW	Nutriband Inc WT EXP 093026	Warrant	NASDAQ Stock Market
NTRP	NextTrip Inc COM	CommonStock	NASDAQ Stock Market
NTRS	Northern Trust Corp COM USD3.17	CommonStock	NASDAQ Stock Market
NTRSO	Northern Trust Corp DP RP PFD E	PreferredStock	NASDAQ Stock Market
NTSD	WisdomTree Trust WisdomTree Efficient U.S. Plus International Equity Fund	ExchangeTradedFund	NYSE Arca
NTSE	WisdomTree Trust WisdomTree Emerging Markets Efficient Core Fund	ExchangeTradedFund	NYSE Arca
NTSI	WisdomTree Trust WisdomTree International Efficient Core Fund	ExchangeTradedFund	NYSE Arca
NTSK	Netskope Inc CL A COM USD0.0001	CommonStock	NASDAQ Stock Market
NTST	NETSTREIT Corp. Common Stock	CommonStock	New York Stock Exchange
NTSX	WisdomTree Trust WisdomTree U.S. Efficient Core Fund	ExchangeTradedFund	NYSE Arca
NTWK	NetSol Technologies Inc COM USD.001	CommonStock	NASDAQ Stock Market
NTWO	Newbury Street II Acquisition Corp CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
NTWOU	Newbury Street II Acquisition Corp UNIT (1CLA 1/2WT)	Unit	NASDAQ Stock Market
NTWOW	Newbury Street II Acquisition Corp WT EXP 060131	Warrant	NASDAQ Stock Market
NTZ	Natuzzi S.p.A. American Depositary Shares (each representing five Ordinary Shares)	AdrCommon	New York Stock Exchange
NU	Nu Holdings Ltd. Class A Ordinary Shares	CommonStock	New York Stock Exchange
NUAG	NuShares ETF Trust Nuveen Enhanced Yield U.S. Aggregate Bond ETF	ExchangeTradedFund	NYSE Arca
NUAI	New Era Energy & Digital Inc COM	CommonStock	NASDAQ Stock Market
NUAIW	New Era Energy & Digital Inc WT EXP 120629	Warrant	NASDAQ Stock Market
NUBD	NuShares ETF Trust Nuveen ESG U.S. Aggregate Bond ETF	ExchangeTradedFund	NYSE Arca
NUCL	Eagle Nuclear Energy Corp COM USD0.0001	CommonStock	NASDAQ Stock Market
NUCLW	Eagle Nuclear Energy Corp WT EXP 022431	Warrant	NASDAQ Stock Market
NUDG	Nuveen Investment Trust II Nuveen Dividend Growth Fund: ETF Class Shares	ExchangeTradedFund	NYSE Arca
NUDM	Nuveen ESG International Developed Markets Equity ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
NUDV	Nuveen ESG Dividend ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
NUE	Nucor Corporation Common Stock	CommonStock	New York Stock Exchange

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
NUEM	Nuveen ESG Emerging Markets Equity ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
NUG	Leverage Shares 2X Long NU Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
NUGO	NuShares ETF Trust Nuveen Growth Opportunities ETF	ExchangeTradedFund	NYSE Arca
NUGT	Direxion Shares ETF Trust Direxion Daily Gold Miners Index Bear 2X ETF	ExchangeTradedFund	NYSE Arca
NUGY	GraniteShares YieldBOOST Gold Miners ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
NUHY	NuShares ETF Trust Nuveen ESG High Yield Corporate Bond ETF	ExchangeTradedFund	NYSE Arca
NUKX	Tidal Trust II Nicholas Nuclear Income ETF	ExchangeTradedFund	NYSE Arca
NUKZ	Exchange Traded Concepts Trust Range Nuclear Renaissance Index ETF	ExchangeTradedFund	NYSE Arca
NULC	Nushares ETF Trust - Nuveen ESG Large Cap ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
NULG	Nuveen ESG Large-Cap Growth ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
NULV	Nuveen ESG Large-Cap Value ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
NUMG	Nuveen ESG Mid-Cap Growth ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
NUMI	NuShares ETF Trust Nuveen Municipal Income ETF	ExchangeTradedFund	NYSE Arca
NUMV	Nuveen ESG Mid-Cap Value ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
NURE	Nuveen Short-Term REIT ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
NUS	Nu Skin Enterprises, Inc. Class A Common Stock	CommonStock	New York Stock Exchange
NUSA	NuShares ETF Trust Nuveen ESG 1-5 Year U.S. Aggregate Bond ETF	ExchangeTradedFund	NYSE Arca
NUSB	Nuveen Ultra Short Income ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
NUSC	Nuveen ESG Small-Cap ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
NUTR	NusaTrip Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
NUTX	Nutex Health Inc COM	CommonStock	NASDAQ Stock Market
NUV	Nuveen Municipal Value Fund, Inc. Common Stock	Fund	New York Stock Exchange
NUVB	Nuvation Bio Inc. Class A Common Stock	CommonStock	New York Stock Exchange
NUVL	Nuvalent Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
NUW	Nuveen AMT-Free Municipal Value Fund Common Shares of Beneficial Interest	Fund	New York Stock Exchange
NUWE	Nuwellis Inc COM USD.0001	CommonStock	NASDAQ Stock Market
NVAX	Novavax Inc COM USD.01	CommonStock	NASDAQ Stock Market
NVBT	AllianzIM U.S. Equity Buffer10 Nov ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
NVBU	AllianzIM U.S. Equity Buffer15 Uncapped Nov ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
NVBW	AllianzIM U.S. Equity Buffer20 Nov ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
NVCR	NovoCure Limited ORD NPV	CommonStock	NASDAQ Stock Market
NVCT	Nuvectis Pharma Inc COM USD0.00001	CommonStock	NASDAQ Stock Market
NVD	GraniteShares 2x Short NVDA Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
NVDA	NVIDIA Corporation COM USD.001	CommonStock	NASDAQ Stock Market
NVDB	ProShares Trust ProShares Ultra NVDA	ExchangeTradedFund	NYSE Arca
NVDD	Direxion Daily NVDA Bear 1X ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
NVDG	Leverage Shares 2X Long NVDA Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
NVDL	GraniteShares 2x Long NVDA Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
NVDO	Leverage Shares 2x Capped Accelerated NVDA Monthly ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
NVDQ	T-Rex 2X Inverse NVIDIA Daily Target ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
NVDS	Tradr 1.5X Short NVDA Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
NVDU	Direxion Daily NVDA Bull 2X ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
NVDW	Roundhill NVDA WeeklyPay ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
NVDX	T-Rex 2X Long NVIDIA Daily Target ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
NVDY	Tidal Trust II YieldMax NVDA Option Income Strategy ETF	ExchangeTradedFund	NYSE Arca
NVEC	NVE Corp COM USD.01	CommonStock	NASDAQ Stock Market
NVG	Nuveen AMT-Free Municipal Credit Income Fund Common shares of beneficial intere	Fund	New York Stock Exchange
NVGS	Navigator Holdings Ltd. Common Stock	CommonStock	New York Stock Exchange
NVII	REX NVDA Growth & Income ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
NVIR	Listed Funds Trust Horizon Kinetics Energy and Remediation ETF	ExchangeTradedFund	NYSE Arca
NVIT	YieldMax NVDA Performance & Distribution Target 25 ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
NVMI	Nova Ltd ORD	CommonStock	NASDAQ Stock Market
NVNI	Nvni Group Ltd ORD USD0.00001	CommonStock	NASDAQ Stock Market
NVNIW	Nvni Group Ltd WT EXP	Warrant	NASDAQ Stock Market
NVNO	enVVeno Medical Corporation COM USD.00001	CommonStock	NASDAQ Stock Market

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
NVO	Novo-Nordisk A/S American Depositary Shares (Representing one Ordinary B Share)	AdrCommon	New York Stock Exchange
NVOH	Precidian ETFs Trust Novo Nordisk A/S (B Shares) ADRhedged	ExchangeTradedFund	NYSE Arca
NVOX	Tidal Trust II Defiance Daily Target 2X Long NVO ETF	ExchangeTradedFund	NYSE Arca
NVR	NVR, Inc. Common Stock	CommonStock	New York Stock Exchange
NVRI	Enviri Corporation Common Stock	CommonStock	New York Stock Exchange
NVS	Novartis AG American Depositary Shares (each representing one Ordinary Share)	AdrCommon	New York Stock Exchange
NVST	Envista Holdings Corporation Common Stock	CommonStock	New York Stock Exchange
NVT	nVent Electric plc Ordinary Shares, nominal value $0.01	CommonStock	New York Stock Exchange
NVTS	Navitas Semiconductor Corp COM	CommonStock	NASDAQ Stock Market
NVTX	Tradr 2X Long NVTS Daily ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
NVVE	Nuvve Holding Corp COM	CommonStock	NASDAQ Stock Market
NVX	NOVONIX Limited ADS	AdrCommon	NASDAQ Stock Market
NVYY	GraniteShares YieldBOOST NVDA ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
NWAX	New America Acquisition I Corp. Class A Common Stock	CommonStock	New York Stock Exchange
NWAX.U	New America Acquisition I Corp. Units, each consisting of one share of Class A commo	Unit	New York Stock Exchange
NWAX.WS	New America Acquisition I Corp. Warrants, each whole warrant is exercisable to purc	Warrant	New York Stock Exchange
NWBI	Northwest Bancshares Inc COM USD.1	CommonStock	NASDAQ Stock Market
NWE	NorthWestern Energy Group Inc COM NEW	CommonStock	NASDAQ Stock Market
NWFL	Norwood Financial Corp. COM USD.1	CommonStock	NASDAQ Stock Market
NWG	NatWest Group plc American Depositary Shares, (each representing two (2) Ordinary	AdrCommon	New York Stock Exchange
NWGL	CL Workshop Group Ltd ADS	AdrCommon	NASDAQ Stock Market
NWL	Newell Brands Inc COM USD1	CommonStock	NASDAQ Stock Market
NWN	Northwest Natural Holding Company Common Stock	CommonStock	New York Stock Exchange
NWPX	NWPX Infrastructure Inc COM USD.01	CommonStock	NASDAQ Stock Market
NWS	News Corp CL B COM USD0.01	CommonStock	NASDAQ Stock Market
NWSA	News Corp CL A COM USD0.01	CommonStock	NASDAQ Stock Market
NWTG	Newton Golf Company Inc COM USD$0.01	CommonStock	NASDAQ Stock Market
NX	Quanex Building Products Corporation Common Stock	CommonStock	New York Stock Exchange
NXB	NextBoat Inc. Common Stcok	CommonStock	NYSE American
NXDR	Nextdoor Holdings, Inc. Class A Common Stock	CommonStock	New York Stock Exchange
NXDT	NexPoint Diversified Real Estate Trust Common Stock	Fund	New York Stock Exchange
NXDTpA	NexPoint Diversified Real Estate Trust 5.50% Series A Cumulative Preferred Shares ($2	PreferredStock	New York Stock Exchange
NXE	NexGen Energy Ltd. Common Shares	CommonStock	New York Stock Exchange
NXG	NXG NextGen Infrastructure Income Fund Common Shares of Beneficial Interest	Fund	New York Stock Exchange
NXGL	NEXGEL Inc COM	CommonStock	NASDAQ Stock Market
NXGLW	NexGel, Inc Warrant	Warrant	NASDAQ Stock Market
NXL	Nexalin Technology Inc COM USD0.001	CommonStock	NASDAQ Stock Market
NXP	Nuveen Select Tax-Free Income Portfolio Shares of Beneficial Interest	Fund	New York Stock Exchange
NXPG	Leverage Shares 2X Long NXPI Daily ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
NXPI	NXP Semiconductors NV COM EUR.01	CommonStock	NASDAQ Stock Market
NXPL	NextPlat Corp CL A	CommonStock	NASDAQ Stock Market
NXPX	Tradr 2X Long NXPI Daily ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
NXRT	NexPoint Residential Trust, Inc. Common Stock	CommonStock	New York Stock Exchange
NXST	Nexstar Media Group Inc. COM NPV	CommonStock	NASDAQ Stock Market
NXT	Nextpower Inc COM	CommonStock	NASDAQ Stock Market
NXTC	NextCure Inc COM	CommonStock	NASDAQ Stock Market
NXTE	Investment Managers Series Trust II AXS Green Alpha ETF	ExchangeTradedFund	NYSE Arca
NXTG	First Trust Indxx NextG ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
NXTI	Simplify Next Intangible Core Index ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
NXTS	Nexentis Technologies Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
NXTT	Next Technology Holding Inc COM	CommonStock	NASDAQ Stock Market
NXUS	NuShares ETF Trust Nuveen International Aggregate Bond ETF	ExchangeTradedFund	NYSE Arca
NXXT	NextNRG Inc COM USD	CommonStock	NASDAQ Stock Market
NYAX	Nayax Ltd ORD	CommonStock	NASDAQ Stock Market
NYC	American Strategic Investment Co. Class A Common Stock	CommonStock	New York Stock Exchange

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
NYF	iShares Trust iShares New York Muni Bond ETF	ExchangeTradedFund	NYSE Arca
NYM	AB Active ETFs, Inc. AB New York Intermediate Municipal ETF	ExchangeTradedFund	NYSE Arca
NYNY	Corgi NYC Based ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
NYSX	Global X Funds Global X NYSE 100 ETF	ExchangeTradedFund	NYSE Arca
NYT	The New York Times Company Class A Common Stock	CommonStock	New York Stock Exchange
NYXH	Nyxoah S A ORD SHS	CommonStock	NASDAQ Stock Market
NYYY	Exchange Listed Funds Trust xETFs NVDA Daily Income ETF	ExchangeTradedFund	NYSE Arca
NZAC	State Street SPDR MSCI ACWI Climate Paris Aligned ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
NZF	Nuveen Municipal Credit Income Fund Common shares of beneficial interest, par valu	Fund	New York Stock Exchange
O	Realty Income Corporation Common Stock	CommonStock	New York Stock Exchange
OABI	OmniAb Inc COM	CommonStock	NASDAQ Stock Market
OABIW	OmniAb Inc WT EXP 110127	Warrant	NASDAQ Stock Market
OACC	Oaktree Acquisition Corp III Life Sciences CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
OACCU	Oaktree Acquisition Corp III Life Sciences UNIT (1CLA 1/5 WT)	Unit	NASDAQ Stock Market
OACCW	Oaktree Acquisition Corp III Life Sciences WT EXP 090131	Warrant	NASDAQ Stock Market
OACP	Unified Series Trust OneAscent Core Plus Bond ETF	ExchangeTradedFund	NYSE Arca
OAEM	Unified Series Trust OneAscent Emerging Markets ETF	ExchangeTradedFund	NYSE Arca
OAIM	Unified Series Trust OneAscent International Equity ETF	ExchangeTradedFund	NYSE Arca
OAKG	Harris Oakmark ETF Trust Oakmark Global Large Cap ETF	ExchangeTradedFund	NYSE Arca
OAKI	Harris Oakmark ETF Trust Oakmark International Large Cap ETF	ExchangeTradedFund	NYSE Arca
OAKM	Harris Oakmark ETF Trust Oakmark US Large Cap ETF	ExchangeTradedFund	NYSE Arca
OAKpA	Brookfield Oaktree Holdings, LLC 6.625% Series A Preferred Units	PreferredStock	New York Stock Exchange
OAKpB	Brookfield Oaktree Holdings, LLC 6.550% Series B Preferred Units	PreferredStock	New York Stock Exchange
OALC	Unified Series Trust OneAscent Large Cap Core ETF	ExchangeTradedFund	NYSE Arca
OARK	Tidal Trust II YieldMax Innovation Option Income Strategy ETF	ExchangeTradedFund	NYSE Arca
OASC	Unified Series Trust OneAscent Enhanced Small and Mid Cap ETF	ExchangeTradedFund	NYSE Arca
OBA	Oxley Bridge Acquisition Ltd CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
OBAI	Our Bond Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
OBAWU	Oxley Bridge Acquisition Ltd UNIT (1CLA 1/2 WT)	Unit	NASDAQ Stock Market
OBAWW	Oxley Bridge Acquisition Ltd WT EXP 08/31/2031	Warrant	NASDAQ Stock Market
OBDC	Blue Owl Capital Corporation Common Stock	CommonStock	New York Stock Exchange
OBE	Obsidian Energy Ltd. Common Shares	CommonStock	NYSE American
OBIL	US Treasury 12 Month Bill ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
OBIO	Orchestra BioMed Holdings Inc COM	CommonStock	NASDAQ Stock Market
OBK	Origin Bancorp, Inc. Common Stock	CommonStock	New York Stock Exchange
OBND	State Street Loomis Sayles Opportunistic Bond ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
OBOR	KraneShares Trust KraneShares MSCI One Belt One Road Index ETF	ExchangeTradedFund	NYSE Arca
OBT	Orange County Bancorp Inc COM	CommonStock	NASDAQ Stock Market
OBTC	Osprey Bitcoin Trust UNIT BEN INT	CommonStock	NASDAQ Stock Market
OC	Owens Corning Common Stock	CommonStock	New York Stock Exchange
OCC	Optical Cable Corp COM NPV	CommonStock	NASDAQ Stock Market
OCCI	OFS Credit Co Inc ORD	CommonStock	NASDAQ Stock Market
OCCIM	OFS Credit Co Inc PFD F 7.875	PreferredStock	NASDAQ Stock Market
OCCIN	OFS Credit Company Inc 5.25 Series E Term Preferred Stock Due 2026 ETN	Unknown	NASDAQ Stock Market
OCDB	Aptus October Deep Buffer ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
OCFC	OceanFirst Financial Corp. COM USD.01	CommonStock	NASDAQ Stock Market
OCG	Oriental Culture Holding LTD ORD USD0.165	CommonStock	NASDAQ Stock Market
OCGN	Ocugen Inc COM	CommonStock	NASDAQ Stock Market
OCIO	ETF Series Solutions ClearShares OCIO ETF	ExchangeTradedFund	NYSE Arca
OCS	Oculis Holding AG COM CL A	CommonStock	NASDAQ Stock Market
OCSAW	Oculis Holding AG WT EXP 030228	Warrant	NASDAQ Stock Market
OCSL	Oaktree Specialty Lending Corp COM USD.01	CommonStock	NASDAQ Stock Market
OCTB	Aptus October Buffer ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
OCTH	Innovator Premium Income 20 Barrier ETF - October ETF	ExchangeTradedFund	CBOE BZX Exchange
OCTJ	Innovator Premium Income 30 Barrier ETF - October ETF	ExchangeTradedFund	CBOE BZX Exchange

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
OCTM	FT Vest U.S. Equity Max Buffer ETF - October ETF	ExchangeTradedFund	CBOE BZX Exchange
OCTP	PGIM S&P 500 Buffer 12 ETF - October ETF	ExchangeTradedFund	CBOE BZX Exchange
OCTT	AllianzIM U.S. Equity Buffer10 Oct ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
OCTU	AllianzIM U.S. Equity Buffer15 Uncapped Oct ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
OCTV	Octave Intelligence plc CL B ORD	CommonStock	NASDAQ Stock Market
OCTW	AllianzIM U.S. Equity Buffer20 Oct ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
OCTZ	TrueShares Structured Outcome (October) ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
OCUL	Ocular Therapeutix Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
ODC	Oil-Dri Corporation of America Common Stock	CommonStock	New York Stock Exchange
ODD	Oddity Tech Ltd CL A ORD NPV	CommonStock	NASDAQ Stock Market
ODDS	Pacer BlueStar Digital Entertainment ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
ODDZ	Corgi Sports Betting & Gambling ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
ODFL	Old Dominion Freight Line Inc COM USD.1	CommonStock	NASDAQ Stock Market
ODHY	Spinnaker ETF Series Obra Defensive High Yield ETF	ExchangeTradedFund	NYSE Arca
ODTE	VegaShares SPX NDX RTY Premium Income ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
ODTX	Odyssey Therapeutics Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
ODV	Osisko Development Corp. Common Shares	CommonStock	New York Stock Exchange
ODVWZ	Osisko Development Corp WT EXP 052727	Warrant	NASDAQ Stock Market
ODYS	Odysight.ai Inc COM USD0.001	CommonStock	NASDAQ Stock Market
OEC	Orion S.A. Common Shares	CommonStock	New York Stock Exchange
OEF	iShares Trust iShares S&P 100 ETF	ExchangeTradedFund	NYSE Arca
OEFA	ALPS ETF Trust ALPS O'Shares International Developed Quality Dividend ETF	ExchangeTradedFund	NYSE Arca
OEI	Listed Funds Trust Optimized Equity Income ETF	ExchangeTradedFund	NYSE Arca
OESX	Orion Energy Systems Inc COM NPV	CommonStock	NASDAQ Stock Market
OFAL	OFA Group CL A ORD USD0.001	CommonStock	NASDAQ Stock Market
OFG	OFG Bancorp Common Stock	CommonStock	New York Stock Exchange
OFIX	Orthofix Medical Inc COM USD.1	CommonStock	NASDAQ Stock Market
OFLX	Omega Flex Inc COM USD.01	CommonStock	NASDAQ Stock Market
OFRM	Once Upon a Farm, PBC Common Stock	CommonStock	New York Stock Exchange
OFS	OFS Capital Corporation COM USD0.01	CommonStock	NASDAQ Stock Market
OFSSH	OFS Capital Corp 4.95 Notes due 2028 ETN	Unknown	NASDAQ Stock Market
OFSSO	OFS Capital Corp 7.50 Notes due 2028 STRUCT PRODUCT	Unknown	NASDAQ Stock Market
OGC	OceanaGold Corporation Common Shares	CommonStock	New York Stock Exchange
OGCP	Empire State Realty OP, L.P. Series 60 Operating Partnership Units Representing Limit	Unit	NYSE Arca
OGE	OGE Energy Corp. Common Stock	CommonStock	New York Stock Exchange
OGEN	Oragenics Inc Common Stock	CommonStock	NYSE American
OGI	Organigram Global Inc COM NPV	CommonStock	NASDAQ Stock Market
OGIG	ALPS ETF Trust ALPS O'Shares Global Internet Giants ETF	ExchangeTradedFund	NYSE Arca
OGN	Organon & Co. Common Stock	CommonStock	New York Stock Exchange
OGS	ONE Gas, Inc. Common Stock,	CommonStock	New York Stock Exchange
OGSP	Spinnaker ETF Series Obra High Grade Structured Products ETF	ExchangeTradedFund	NYSE Arca
OHAC	Oceanhawk Acquisition Corp. Class A Ordinary Shares	CommonStock	NASDAQ Stock Market
OHACR	Oceanhawk Acquisition Corp. Rights	Right	NASDAQ Stock Market
OHACU	Oceanhawk Acquisition Corp UNIT (1CLA 1RT)	Unit	NASDAQ Stock Market
OHI	Omega Healthcare Investors, Inc. Common Stock	CommonStock	New York Stock Exchange
OI	O-I Glass, Inc. Common Stock	CommonStock	New York Stock Exchange
OIA	Invesco Municipal Income Opportunities Trust Shares of Beneficial Interest	Fund	New York Stock Exchange
OIH	VanEck ETF Trust VanEck Oil Services ETF	ExchangeTradedFund	NYSE Arca
OII	Oceaneering International, Inc. Common Stock	CommonStock	New York Stock Exchange
OILD	Bank of Montreal MicroSectors Oil & Gas Exp. & Prod. -3x Inverse Leveraged ETNs du	ExchangeTradedNote	NYSE Arca
OILK	ProShares K-1 Free Crude Oil ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
OILT	Texas Capital Funds Trust Texas Capital Texas Oil Index ETF	ExchangeTradedFund	NYSE Arca
OILU	Bank of Montreal MicroSectors Oil & Gas Exp. & Prod. 3x Leveraged ETNs due June 28	ExchangeTradedNote	NYSE Arca
OIM	OneIM Acquisition Corp CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
OIMAU	OneIM Acquisition Corp UNIT (1CLA 1/6 WT)	Unknown	NASDAQ Stock Market

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
OIMAW	OneIM Acquisition Corp WT EXP 11/14/32	Warrant	NASDAQ Stock Market
OIO	OIO Group ORD USD0.0003	CommonStock	NASDAQ Stock Market
OIOWW	OIO Group WT EXP 101928	Warrant	NASDAQ Stock Market
OIS	Oil States International, Inc. Common Stock	CommonStock	New York Stock Exchange
OKE	ONEOK, Inc. Common Stock	CommonStock	New York Stock Exchange
OKLL	Defiance Daily Target 2X Long OKLO ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
OKLO	Oklo Inc. Class A common stock	CommonStock	New York Stock Exchange
OKLS	Tidal Trust II Defiance Daily Target 2X Short OKLO ETF	ExchangeTradedFund	NYSE Arca
OKTA	Okta Inc CL A COM USD0.0001	CommonStock	NASDAQ Stock Market
OKTG	Leverage Shares 2X Long OKTA Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
OKUR	OnKure Therapeutics Inc COM	CommonStock	NASDAQ Stock Market
OKYO	OKYO Pharma Limited ORD	CommonStock	NASDAQ Stock Market
OLB	OLB Group Inc (The) COM	CommonStock	NASDAQ Stock Market
OLED	Universal Display Corp COM USD.01	CommonStock	NASDAQ Stock Market
OLLI	Ollie's Bargain Outlet Holdings Inc COM USD.001	CommonStock	NASDAQ Stock Market
OLMA	Olema Pharmaceuticals Inc COM	CommonStock	NASDAQ Stock Market
OLN	Olin Corporation Common Stock	CommonStock	New York Stock Exchange
OLOX	Olenox Industries Inc COM PAR	CommonStock	NASDAQ Stock Market
OLP	One Liberty Properties, Inc. Common Stock	CommonStock	New York Stock Exchange
OLPX	Olaplex Holdings Inc COM USD0.001	CommonStock	NASDAQ Stock Market
OM	Outset Medical Inc COM USD.001	CommonStock	NASDAQ Stock Market
OMAB	Grupo Aeroportuario del Centro Norte SAB de CV ADR NPV	AdrCommon	NASDAQ Stock Market
OMAH	Tidal Trust III VistaShares Target 15 Berkshire Select Income ETF	ExchangeTradedFund	NYSE Arca
OMC	Omnicom Group Inc. Common Stock	CommonStock	New York Stock Exchange
OMCL	Omnicell Inc COM NPV	CommonStock	NASDAQ Stock Market
OMDA	Omada Health Inc COM USD0.001	CommonStock	NASDAQ Stock Market
OMER	Omeros Corp COM USD.01	CommonStock	NASDAQ Stock Market
OMEX	Odyssey Marine Exploration Inc. COM USD.0001	CommonStock	NASDAQ Stock Market
OMF	OneMain Holdings, Inc. Common Stock, par value $0.01 per share	CommonStock	New York Stock Exchange
OMFL	Invesco Russell 1000 Dynamic Multifactor ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
OMFS	Invesco Russell 2000 Dynamic Multifactor ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
OMH	Ohmyhome Ltd CL A ORD USD0.01	CommonStock	NASDAQ Stock Market
OMSE	OMS Energy Technologies Inc ORD USD0.0001	CommonStock	NASDAQ Stock Market
ON	ON Semiconductor Corp COM USD.01	CommonStock	NASDAQ Stock Market
ONB	Old National Bancorp COM NPV	CommonStock	NASDAQ Stock Market
ONBPO	Old National Bancorp 7 DP SH PF C	Unknown	NASDAQ Stock Market
ONBPP	Old National Bancorp DP 1/40 NC PPF A	PreferredStock	NASDAQ Stock Market
ONC	BeOne Medicines Ltd ADR	AdrCommon	NASDAQ Stock Market
ONCH	1RT Acquisition Corp CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
ONCHU	1RT Acquisition Corp UNIT (1CLA 1/4 WT)	Unit	NASDAQ Stock Market
ONCHW	1RT Acquisition Corp WT EXP 103131	Warrant	NASDAQ Stock Market
ONCO	Onconetix Inc COM USD0.00001	CommonStock	NASDAQ Stock Market
ONCY	Oncolytics Biotech Inc COM USD0.001	CommonStock	NASDAQ Stock Market
OND	ProShares Trust ProShares On-Demand ETF	ExchangeTradedFund	NYSE Arca
ONDG	Leverage Shares 2X Long ONDS Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
ONDL	Defiance Daily Target 2X Long ONDS ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
ONDS	Ondas Inc COM	CommonStock	NASDAQ Stock Market
ONDU	Tradr 2X Long ONDS Daily ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
ONEG	OneConstruction Group Ltd ORD USD0.0001	CommonStock	NASDAQ Stock Market
ONEH	TrueShares Equity Hedge ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
ONEO	SPDR Series Trust State Street SPDR Russell 1000 Momentum Focus ETF	ExchangeTradedFund	NYSE Arca
ONEQ	Fidelity Nasdaq Composite Index ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
ONEV	SPDR Series Trust State Street SPDR Russell 1000 Low Volatility Focus ETF	ExchangeTradedFund	NYSE Arca
ONEW	OneWater Marine Inc COM CL A	CommonStock	NASDAQ Stock Market
ONEY	SPDR Series Trust State Street SPDR Russell 1000 Yield Focus ETF	ExchangeTradedFund	NYSE Arca

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
ONEZ	TrueShares Seasonality Laddered Buffered ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
ONFO	Onfolio Holdings Inc COM	CommonStock	NASDAQ Stock Market
ONFOW	Onfolio Holdings Inc WT EXP 010227	Warrant	NASDAQ Stock Market
ONG	Leverage Shares 2X Long ON Daily ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
ONIT	Onity Group Inc. Common Stock	CommonStock	New York Stock Exchange
ONL	Orion Properties Inc. Common Stock	CommonStock	New York Stock Exchange
ONLN	ProShares Trust ProShares Online Retail ETF	ExchangeTradedFund	NYSE Arca
ONMD	OneMedNet Corp COM CL A	CommonStock	NASDAQ Stock Market
ONMDW	OneMedNet Corp WT EXP 11/7/28	Warrant	NASDAQ Stock Market
ONOF	Global X Funds Global X Adaptive U.S. Risk Management ETF	ExchangeTradedFund	NYSE Arca
ONON	On Holding AG Class A Ordinary Shares	CommonStock	New York Stock Exchange
ONT	Onterris, Inc. Common Stock	CommonStock	New York Stock Exchange
ONTO	Onto Innovation Inc. Common Stock	CommonStock	New York Stock Exchange
ONX	Tradr 2X Long ON Daily ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
OOMA	Ooma, Inc. Common Stock	CommonStock	New York Stock Exchange
OOSP	Spinnaker ETF Series Obra Opportunistic Structured Products ETF	ExchangeTradedFund	NYSE Arca
OPAD	Offerpad Solutions Inc. Class A Common Stock	CommonStock	New York Stock Exchange
OPAL	OPAL Fuels Inc CL A COM USD0.0001	CommonStock	NASDAQ Stock Market
OPBK	OP Bancorp COM	CommonStock	NASDAQ Stock Market
OPCH	Option Care Health Inc COM	CommonStock	NASDAQ Stock Market
OPEG	Leverage Shares 2X Long OPEN Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
OPEN	Opendoor Technologies Inc COM	CommonStock	NASDAQ Stock Market
OPENL	Opendoor Technologies Inc WT EXP 112026 A	Warrant	NASDAQ Stock Market
OPENW	Opendoor Technologies Inc WT EXP 112026 K	Warrant	NASDAQ Stock Market
OPENZ	Opendoor Technologies Inc WT EXP 112026 Z	Warrant	NASDAQ Stock Market
OPER	ETF Series Solutions ClearShares Ultra-Short Maturity ETF	ExchangeTradedFund	NYSE Arca
OPEX	Tradr 2X Long OPEN Daily ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
OPFI	OppFi Inc. Class A Common Stock	CommonStock	New York Stock Exchange
OPFI.WS	OppFi Inc. Warrants, each whole warrant exercisable for one share of Class A commo	Warrant	New York Stock Exchange
OPHC	OptimumBank Holdings, Inc. Common Stock	CommonStock	NYSE American
OPK	OPKO Health Inc COM USD.01	CommonStock	NASDAQ Stock Market
OPLN	OPENLANE, Inc Common Stock	CommonStock	New York Stock Exchange
OPP	RiverNorth/DoubleLine Strategic Opportunity Fund, Inc. Common Stock	Fund	New York Stock Exchange
OPPE	WisdomTree Trust WisdomTree European Opportunities Fund	ExchangeTradedFund	NYSE Arca
OPPJ	WisdomTree Japan Opportunities Fund ETF	ExchangeTradedFund	NASDAQ Stock Market
OPPpA	RiverNorth/DoubleLine Strategic Opportunity Fund, Inc. 4.375% Series A Cumulative I	PreferredStock	New York Stock Exchange
OPPpB	RiverNorth/DoubleLine Strategic Opportunity Fund, Inc. 4.75% Series B Cumulative Pr	PreferredStock	New York Stock Exchange
OPPpC	RiverNorth/DoubleLine Strategic Opportunity Fund, Inc. 6.00% Series C Term Preferre	PreferredStock	NYSE American
OPRA	Opera Limited ADR	AdrCommon	NASDAQ Stock Market
OPRT	Oportun Financial Corp COM USD0.0001	CommonStock	NASDAQ Stock Market
OPRX	OptimizeRX Corp COM	CommonStock	NASDAQ Stock Market
OPTH	Optimi Health Corp COM	CommonStock	NASDAQ Stock Market
OPTT	Ocean Power Technologies Inc. Common Stock	CommonStock	NYSE American
OPTU	Optimum Communications, Inc. Class A common stock	CommonStock	New York Stock Exchange
OPTX	Syntec Optics Holdings Inc CL A COM	CommonStock	NASDAQ Stock Market
OPTXW	Syntec Optics Holdings Inc WRRTS	Warrant	NASDAQ Stock Market
OPTZ	Optimize Strategy Index ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
OPXS	Optex Systems Holdings Inc COM USD.001	CommonStock	NASDAQ Stock Market
OPY	Oppenheimer Holdings Inc. Class A Non-Voting Shares	CommonStock	New York Stock Exchange
OR	OR Royalties Inc. Common Shares	CommonStock	New York Stock Exchange
ORA	Ormat Technologies, Inc. Common Shares	CommonStock	New York Stock Exchange
ORBS	Eightco Holdings Inc COM USD0.001	CommonStock	NASDAQ Stock Market
ORBX	Global X Space Tech ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
ORC	Orchid Island Capital, Inc. Common Stock, $0.01 par value per share	CommonStock	New York Stock Exchange
ORCL	Oracle Corporation Common Stock, $0.01 par value	CommonStock	New York Stock Exchange

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
ORCLpD	Oracle Corporation Depositary Shares, each representing a 1/2,000th interest in a sha	StructuredProduct	New York Stock Exchange
ORCS	Direxion Daily ORCL Bear 1X ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
ORCU	Direxion Daily ORCL Bull 2X ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
ORCX	Defiance Daily Target 2X Long ORCL ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
ORGN	Origin Materials Inc COM	CommonStock	NASDAQ Stock Market
ORGNW	Origin Materials Inc WT EXP 062426	Warrant	NASDAQ Stock Market
ORGO	Organogenesis Holdings Inc COM	CommonStock	NASDAQ Stock Market
ORI	Old Republic International Corporation Common Stock	CommonStock	New York Stock Exchange
ORIC	ORIC Pharmaceuticals Inc COM	CommonStock	NASDAQ Stock Market
ORIO	Orion Digital Corp COM NPV	CommonStock	NASDAQ Stock Market
ORIQ	Origin Investment Corp I ORD USD0.0001	CommonStock	NASDAQ Stock Market
ORIQU	Origin Investment Corp I UNIT(1ORD 1/2 WT)	Unit	NASDAQ Stock Market
ORIQW	Origin Investment Corp I WT EXP 07/01/2030	Warrant	NASDAQ Stock Market
ORIS	Oriental Rise Holdings Ltd ORD USD0.016	CommonStock	NASDAQ Stock Market
ORKA	Oruka Therapeutics Inc COM USD.001	CommonStock	NASDAQ Stock Market
ORKT	Orangekloud Technology Inc CL A ORD USD0.004	CommonStock	NASDAQ Stock Market
ORLA	Orla Mining Ltd. Common Shares	CommonStock	NYSE American
ORLG	Leverage Shares 2X Long ORLY Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
ORLY	O'Reilly Automotive Inc COM USD.01	CommonStock	NASDAQ Stock Market
ORMP	Oramed Pharmaceuticals Inc COM USD.001	CommonStock	NASDAQ Stock Market
ORN	Orion Group Holdings, Inc. Common Stock	CommonStock	New York Stock Exchange
ORO	Arrow Valtoro ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
ORR	Militia Long/Short Equity ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
ORRF	Orrstown Financial Services Inc COM USD1.25	CommonStock	NASDAQ Stock Market
OSBC	Old Second Bancorp Inc COM NPV	CommonStock	NASDAQ Stock Market
OSCG	Leverage Shares 2X Long OSCR Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
OSCR	Oscar Health, Inc. Class A Common Stock	CommonStock	New York Stock Exchange
OSCV	Opus Small Cap Value ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
OSCX	Defiance Daily Target 2x Long OSCR ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
OSEA	Harbor ETF Trust Harbor International Compounders ETF	ExchangeTradedFund	NYSE Arca
OSG	Octave Specialty Group, Inc. Common Stock	CommonStock	New York Stock Exchange
OSIS	OSI Systems Inc COM NPV	CommonStock	NASDAQ Stock Market
OSK	Oshkosh Corporation Common Stock	CommonStock	New York Stock Exchange
OSPN	OneSpan Inc COM USD.001	CommonStock	NASDAQ Stock Market
OSRH	OSR Holdings Inc COM	CommonStock	NASDAQ Stock Market
OSRHW	OSR Holdings Inc WT EXP 020928	Warrant	NASDAQ Stock Market
OSS	One Stop Systems Inc COM	CommonStock	NASDAQ Stock Market
OSSL	Defiance Daily Target 2X Long OSS ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
OST	Ostin Technology Group Co Ltd CL A ORD NPV	CommonStock	NASDAQ Stock Market
OSTX	OS Therapies Incorporated Common Stock	CommonStock	NYSE American
OSUR	OraSure Technologies Inc COM NPV	CommonStock	NASDAQ Stock Market
OSW	OneSpaWorld Holdings Limited COM CL A	CommonStock	NASDAQ Stock Market
OTAI.U	Starlink AI Acquisition Corporation Units, each consisting of one Ordinary Share, and	Unit	New York Stock Exchange
OTEX	Open Text Corp COM NPV	CommonStock	NASDAQ Stock Market
OTF	Blue Owl Technology Finance Corp. Common Stock	CommonStock	New York Stock Exchange
OTGA	OTG Acquisition Corp I CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
OTGAU	OTG Acquisition Corp I UNIT (1CLA 1/2 WT)	Unit	NASDAQ Stock Market
OTGAW	OTG Acquisition Corp I WT EXP 09/05/30	Warrant	NASDAQ Stock Market
OTGL	OTG Latin America ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
OTIS	Otis Worldwide Corporation Common Stock	CommonStock	New York Stock Exchange
OTLK	Outlook Therapeutics Inc COM USD.01	CommonStock	NASDAQ Stock Market
OTLY	Oatly Group AB ADS	AdrCommon	NASDAQ Stock Market
OTTR	Otter Tail Corp COM USD5	CommonStock	NASDAQ Stock Market
OUNZ	VanEck Merk Gold ETF VanEck Merk Gold Shares	ExchangeTradedVehicle	NYSE Arca
OUSA	ALPS ETF Trust ALPS O'Shares U.S. Quality Dividend ETF	ExchangeTradedFund	NYSE Arca

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
OUSM	ALPS ETF Trust ALPS O'Shares U.S. Small-Cap Quality Dividend ETF	ExchangeTradedFund	NYSE Arca
OUST	Ouster Inc COM CL A	CommonStock	NASDAQ Stock Market
OUT	OUTFRONT Media Inc. Common stock	CommonStock	New York Stock Exchange
OVB	Overlay Shares Core Bond ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
OVBC	Ohio Valley Banc Corp. COM NPV	CommonStock	NASDAQ Stock Market
OVF	Overlay Shares Foreign Equity ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
OVID	Ovid Therapeutics Inc COM	CommonStock	NASDAQ Stock Market
OVL	Overlay Shares Large Cap Equity ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
OVLH	Overlay Shares Hedged Large Cap Equity ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
OVLY	Oak Valley Bancorp COM	CommonStock	NASDAQ Stock Market
OVM	Overlay Shares Municipal Bond ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
OVS	Overlay Shares Small Cap Equity ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
OVT	Overlay Shares Short Term Bond ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
OVV	Ovintiv Inc. Common Stock, par value $0.01	CommonStock	New York Stock Exchange
OWL	Blue Owl Capital Inc. Class A Common Stock	CommonStock	New York Stock Exchange
OWLS	OBOOK Holdings Inc CL A COM USD0.001	CommonStock	NASDAQ Stock Market
OWLT	Owlet, Inc. Class A Common Stock	CommonStock	New York Stock Exchange
OWN	Inside Ownership 100 ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
OWNB	Bitwise Funds Trust Bitwise Bitcoin Standard Corporations ETF	ExchangeTradedFund	NYSE Arca
OWNS	Quaker Investment Trust CCM Affordable Housing MBS ETF	ExchangeTradedFund	NYSE Arca
OXBR	Oxbridge Re Holdings Ltd ORD USD0.001	CommonStock	NASDAQ Stock Market
OXBRW	Oxbridge Re Holdings Ltd WRRT	Warrant	NASDAQ Stock Market
OXLC	Oxford Lane Capital Corp COM USD0.01	CommonStock	NASDAQ Stock Market
OXLCG	Oxford Lane Capital Corp 7.95 Notes due 2032 STRUCT PRODUCT	Unknown	NASDAQ Stock Market
OXLCI	Oxford Lane Capital Corp 8.75 Notes due 2030 STRUCT PRODUCT	Unknown	NASDAQ Stock Market
OXLCL	Oxford Lane Capital Corp 6.75 PFD SR 2031	Unknown	NASDAQ Stock Market
OXLCM	Oxford Lane Capital Corp 8.25 PFD SR 2031	PreferredStock	NASDAQ Stock Market
OXLCN	Oxford Lane Capital Corp 7.125 PFD SR 29	PreferredStock	NASDAQ Stock Market
OXLCO	Oxford Lane Capital Corp Preferred Stock Shares 6.00 Series 2029 STRUC PROD	Unknown	NASDAQ Stock Market
OXLCZ	Oxford Lane Capital Corp. 5.00 Notes due 2027 ETN	Unknown	NASDAQ Stock Market
OXM	Oxford Industries, Inc. Common Stock	CommonStock	New York Stock Exchange
OXSQ	Oxford Square Capital Corp COM USD.01	CommonStock	NASDAQ Stock Market
OXSQG	Oxford Square Capital Corp. 5.50% Notes due 2028	Unknown	NASDAQ Stock Market
OXSQH	Oxford Square Capital Corp 7.75 Notes due 2030 STRUCT PRODUCT	Unknown	NASDAQ Stock Market
OXY	Occidental Petroleum Corporation Common Stock	CommonStock	New York Stock Exchange
OXY.WS	Occidental Petroleum Corporation Warrants to Purchase Common Stock	Warrant	New York Stock Exchange
OYSE	Oyster Enterprises II Acquisition Corp CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
OYSER	Oyster Enterprises II Acquisition Corp Rights	Right	NASDAQ Stock Market
OYSEU	Oyster Enterprises II Acquisition Corp UNIT (1 CL A 1 RT)	Unit	NASDAQ Stock Market
OZ	Belpointe PREP, LLC Class A Units	Unit	NYSE American
OZEM	Roundhill GLP-1 & Weight Loss ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
OZK	Bank OZK COM USD.01	CommonStock	NASDAQ Stock Market
OZKAP	Bank OZK 4.625% PER PFD A	PreferredStock	NASDAQ Stock Market
P	Everpure, Inc. Class A common stock	CommonStock	New York Stock Exchange
PAA	Plains All American Pipeline LP LP UNTS NPV	CommonStock	NASDAQ Stock Market
PAAA	PGIM ETF Trust PGIM AAA CLO ETF	ExchangeTradedFund	NYSE Arca
PAAC	Proem Acquisition Corp I ORD USD0.0001	CommonStock	NASDAQ Stock Market
PAACU	Proem Acquisition Corp I UNIT (1ORD 1/2 WT)	Unit	NASDAQ Stock Market
PAACW	Proem Acquisition Corp I WT EXP 012931	Warrant	NASDAQ Stock Market
PAAS	Pan American Silver Corp. Common Shares	CommonStock	New York Stock Exchange
PAAU	T-REX 2X Long PAAS Daily Target ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
PAB	PGIM ETF Trust PGIM Active Aggregate Bond ETF	ExchangeTradedFund	NYSE Arca
PABD	iShares Paris-Aligned Climate Optimized MSCI World ex USA ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
PABU	iShares Paris-Aligned Climate Optimized MSCI USA ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
PAC	Grupo Aeroportuario del Pacifico S.A.B de C.V. American Depositary Shares (Each rep	AdrCommon	New York Stock Exchange

Pearl Equities Securities List as of 6/4/2026			
Symbol	**Security Name**	**Security Class**	**Listed Exchange**
PACB	Pacific Biosciences of California Inc COM USD.0001	CommonStock	NASDAQ Stock Market
PACH	Pioneer Acquisition I Corp CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
PACHU	Pioneer Acquisition I Corp UNIT (1CLA 1/2 WT)	Unit	NASDAQ Stock Market
PACHW	Pioneer Acquisition I Corp WT EXP 12/31/2032	Warrant	NASDAQ Stock Market
PACK	Ranpak Holdings Corp. Class A Common Stock	CommonStock	New York Stock Exchange
PACS	PACS Group, Inc. Common Stock	CommonStock	New York Stock Exchange
PAG	Penske Automotive Group, Inc. Voting Common Stock	CommonStock	New York Stock Exchange
PAGP	Plains GP Holdings LP CL A LP NPV	Unknown	NASDAQ Stock Market
PAGS	PagSeguro Digital Ltd. Class A Common Shares	CommonStock	New York Stock Exchange
PAHC	Phibro Animal Health Corp CL A COM USD0.0001	CommonStock	NASDAQ Stock Market
PAI	Western Asset Investment Grade Income Fund Inc. Common Stock	Fund	New York Stock Exchange
PAII	Pyrophyte Acquisition Corp. II Class A Ordinary Shares	CommonStock	New York Stock Exchange
PAII.U	Pyrophyte Acquisition Corp. II Units, each consisting of one Class A Ordinary Share an	Unit	New York Stock Exchange
PAII.WS	Pyrophyte Acquisition Corp. II Warrants, each whole warrant exercisable for one Clas	Warrant	New York Stock Exchange
PAL	Proficient Auto Logistics Inc COM USD0.01	CommonStock	NASDAQ Stock Market
PALC	Pacer Funds Trust Pacer Lunt Large Cap Multi-Factor Alternator ETF	ExchangeTradedFund	NYSE Arca
PALD	Direxion Daily PANW Bear 1X ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
PALI	Palisade Bio Inc COM	CommonStock	NASDAQ Stock Market
PALL	abrdn Palladium ETF Trust abrdn Physical Palladium Shares ETF	ExchangeTradedVehicle	NYSE Arca
PALO	Paloma Acquisition Corp I CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
PALOU	Paloma Acquisition Corp I UNIT (1 CLA 1/2 WT)	Unit	NASDAQ Stock Market
PALOW	Paloma Acquisition Corp I WT EXP 021231	Warrant	NASDAQ Stock Market
PALU	Direxion Daily PANW Bull 2X ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
PAM	Pampa Energía S.A. American Depositary Shares (each representing 25 shares of Com	AdrCommon	New York Stock Exchange
PAMC	Pacer Funds Trust Pacer Lunt MidCap Multi-Factor Alternator ETF	ExchangeTradedFund	NYSE Arca
PAMT	PAMT Corp COM USD.01	CommonStock	NASDAQ Stock Market
PANG	Leverage Shares 2X Long PANW Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
PANL	Pangaea Logistics Solutions Ltd COM USD1	CommonStock	NASDAQ Stock Market
PANW	Palo Alto Networks Inc COM USD.0001	CommonStock	NASDAQ Stock Market
PAPI	Morgan Stanley ETF Trust Parametric Equity Premium Income ETF	ExchangeTradedFund	NYSE Arca
PAPL	Pineapple Financial Inc. Common Stock	CommonStock	NYSE American
PAPR	Innovator US Equity Power Buffer ETF - April ETF	ExchangeTradedFund	CBOE BZX Exchange
PAR	Par Technology Corporation Common Stock	CommonStock	New York Stock Exchange
PARK	Park Dental Partners Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
PARR	Par Pacific Holdings, Inc. Common Stock, par value $0.01 per share	CommonStock	New York Stock Exchange
PASG	Passage Bio Inc COM	CommonStock	NASDAQ Stock Market
PASW	Ping An Biomedical Co Ltd ORD USD0.0000625	CommonStock	NASDAQ Stock Market
PATH	UiPath, Inc. Class A Common Stock	CommonStock	New York Stock Exchange
PATK	Patrick Industries Inc COM NPV	CommonStock	NASDAQ Stock Market
PATN	Pacer Nasdaq International Patent Leaders ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
PATX	Tradr 2X Long PATH Daily ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
PAUG	Innovator US Equity Power Buffer ETF - August ETF	ExchangeTradedFund	CBOE BZX Exchange
PAVE	Global X US Infrastructure Development ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
PAVM	PAVmed Inc COM	CommonStock	NASDAQ Stock Market
PAVS	Paranovus Entertainment Technology Ltd CL A ORD USD0.000012	CommonStock	NASDAQ Stock Market
PAWZ	ProShares Trust - ProShares Pet Care ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
PAX	Patria Investments Limited COM CL A	CommonStock	NASDAQ Stock Market
PAXS	PIMCO Access Income Fund Common Shares of Beneficial Interest	Fund	New York Stock Exchange
PAY	Paymentus Holdings, Inc. Class A Common Stock	CommonStock	New York Stock Exchange
PAYC	Paycom Software, Inc. Common Stock, $0.01 par value per share	CommonStock	New York Stock Exchange
PAYH	TrueShares S&P Autocallable High Income ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
PAYM	TrueShares S&P Autocallable Defensive Income ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
PAYO	Payoneer Global Inc COM	CommonStock	NASDAQ Stock Market
PAYP	PayPay Corp ADS	AdrCommon	NASDAQ Stock Market
PAYR	Federated Hermes Enhanced Income ETF ETF	ExchangeTradedFund	CBOE BZX Exchange

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
PAYS	Paysign Inc COM	CommonStock	NASDAQ Stock Market
PAYX	Paychex Inc. COM USD.01	CommonStock	NASDAQ Stock Market
PB	Prosperity Bancshares, Inc. Common Stock	CommonStock	New York Stock Exchange
PBA	Pembina Pipeline Corporation Common Shares	CommonStock	New York Stock Exchange
PBAP	PGIM S&P 500 Buffer 20 ETF - April ETF	ExchangeTradedFund	CBOE BZX Exchange
PBAU	PGIM S&P 500 Buffer 20 ETF - August ETF	ExchangeTradedFund	CBOE BZX Exchange
PBD	Invesco Exchange-Traded Fund Trust II Invesco Global Clean Energy ETF	ExchangeTradedFund	NYSE Arca
PBDC	Putnam ETF Trust Putnam BDC Income ETF	ExchangeTradedFund	NYSE Arca
PBDE	PGIM S&P 500 Buffer 20 ETF - December ETF	ExchangeTradedFund	CBOE BZX Exchange
PBE	Invesco Exchange-Traded Fund Trust Invesco Biotechnology & Genome ETF	ExchangeTradedFund	NYSE Arca
PBEU	Portfolio Building Block European Banks Index ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
PBF	PBF Energy Inc. Class A common stock	CommonStock	New York Stock Exchange
PBFB	PGIM S&P 500 Buffer 20 ETF - February ETF	ExchangeTradedFund	CBOE BZX Exchange
PBFR	PGIM Laddered S&P 500 Buffer 20 ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
PBFS	Pioneer Bancorp Inc COM	CommonStock	NASDAQ Stock Market
PBH	Prestige Consumer Healthcare Inc. Common Stock	CommonStock	New York Stock Exchange
PBHC	Pathfinder Bancorp Inc COM USD1	CommonStock	NASDAQ Stock Market
PBI	Pitney Bowes Inc. Common Stock	CommonStock	New York Stock Exchange
PBIpB	Pitney Bowes Inc. 6.70% Notes Due 2043	PreferredStock	New York Stock Exchange
PBJ	Invesco Exchange-Traded Fund Trust Invesco Food & Beverage ETF	ExchangeTradedFund	NYSE Arca
PBJA	PGIM S&P 500 Buffer 20 ETF - January ETF	ExchangeTradedFund	CBOE BZX Exchange
PBJL	PGIM S&P 500 Buffer 20 ETF - July ETF	ExchangeTradedFund	CBOE BZX Exchange
PBJN	PGIM S&P 500 Buffer 20 ETF - June ETF	ExchangeTradedFund	CBOE BZX Exchange
PBK	PowerBank Corp COM	CommonStock	NASDAQ Stock Market
PBL	PGIM Portfolio Ballast ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
PBM	Psyence Biomedical Ltd COM	CommonStock	NASDAQ Stock Market
PBMR	PGIM S&P 500 Buffer 20 ETF - March ETF	ExchangeTradedFund	CBOE BZX Exchange
PBMWW	Psyence Biomedical Ltd WT EXP 012529	Warrant	NASDAQ Stock Market
PBMY	PGIM S&P 500 Buffer 20 ETF - May ETF	ExchangeTradedFund	CBOE BZX Exchange
PBNV	PGIM S&P 500 Buffer 20 ETF - November ETF	ExchangeTradedFund	CBOE BZX Exchange
PBOC	PGIM S&P 500 Buffer 20 ETF - October ETF	ExchangeTradedFund	CBOE BZX Exchange
PBOG	Portfolio Building Block Integrated Oil and Gas and Exploration and Production Index	ExchangeTradedFund	NASDAQ Stock Market
PBOT	The 2023 ETF Series Trust Pictet AI & Automation ETF	ExchangeTradedFund	NYSE Arca
PBP	Invesco S&P 500 BuyWrite ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
PBPH	Portfolio Building Block World Pharma and Biotech Index ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
PBQQ	PGIM Laddered Nasdaq-100 Buffer 12 ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
PBR	Petroleo Brasileiro S.A.-Petrobras American Depositary Shares(Each representing 2 Co	AdrCommon	New York Stock Exchange
PBR.A	Petroleo Brasileiro S.A.-Petrobras American Depository Shares (Each representing 2 P	AdrCommon	New York Stock Exchange
PBRG	Leverage Shares 2X Long PBR Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
PBSE	PGIM S&P 500 Buffer 20 ETF - September ETF	ExchangeTradedFund	CBOE BZX Exchange
PBT	Permian Basin Royalty Trust Units of Beneficial Interest	CommonStock	New York Stock Exchange
PBTP	Invesco 0-5 Yr US TIPS ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
PBUS	Invesco MSCI USA ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
PBW	Invesco Exchange-Traded Fund Trust Invesco WilderHill Clean Energy ETF	ExchangeTradedFund	NYSE Arca
PBYI	Puma Biotechnology Inc COM USD0.00001	CommonStock	NASDAQ Stock Market
PC	Premium Catering (Holdings) Ltd CL A ORD US0.0000005	CommonStock	NASDAQ Stock Market
PCAP	ProCap Acquisition Corp CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
PCAPU	ProCap Acquisition Corp UNIT (1CLA 1/3 WT)	Unit	NASDAQ Stock Market
PCAPW	ProCap Acquisition Corp *W EXP 05/01/2032	Warrant	NASDAQ Stock Market
PCAR	PACCAR Inc COM USD12	CommonStock	NASDAQ Stock Market
PCB	PCB Bancorp COM	CommonStock	NASDAQ Stock Market
PCCE	Litman Gregory Funds Trust Polen Capital China Growth ETF	ExchangeTradedFund	NYSE Arca
PCEB	FundVantage Trust Polen Euro High Yield Bond ETF	ExchangeTradedFund	NYSE Arca
PCEF	Invesco Exchange-Traded Fund Trust II Invesco CEF Income Composite ETF	ExchangeTradedFund	NYSE Arca
PCF	High Income Securities Fund Shares of Beneficial Interest	Fund	New York Stock Exchange

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
PCFI	FundVantage Trust Polen Floating Rate Income ETF	ExchangeTradedFund	NYSE Arca
PCG	PG&E Corporation Common Stock	CommonStock	New York Stock Exchange
PCGG	Litman Gregory Funds Trust Polen Capital Global Growth ETF	ExchangeTradedFund	NYSE Arca
PCGpA	Pacific Gas & Electric Company 6% Perferred Stock	PreferredStock	NYSE American
PCGpB	Pacific Gas & Electric Company 5.5% Preferred Stock	PreferredStock	NYSE American
PCGpC	Pacific Gas & Electric Company 5% 1st Preferred Stock	PreferredStock	NYSE American
PCGpD	Pacific Gas & Electric Company 5% 1st Red. Preferred Stock	PreferredStock	NYSE American
PCGpE	Pacific Gas & Electric Company 5% 1st A Preferred Stock	PreferredStock	NYSE American
PCGpG	Pacific Gas & Electric Company 4.8% 1st Preferred Stock	PreferredStock	NYSE American
PCGpH	Pacific Gas & Electric Company 4.5% 1st Preferred Stock	PreferredStock	NYSE American
PCGpI	Pacific Gas & Electric Company 4.36% 1st Preferred Stock	PreferredStock	NYSE American
PCGpX	PG&E Corporation 6.000% Series A Mandatory Convertible Preferred Stock	StructuredProduct	New York Stock Exchange
PCHI	FundVantage Trust Polen High Income ETF	ExchangeTradedFund	NYSE Arca
PCI	PGIM Corporate Bond 5-10 Year ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
PCIG	Litman Gregory Funds Trust Polen Capital International Growth	ExchangeTradedFund	NYSE Arca
PCL	PGIM Corporate Bond 10 Year ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
PCLA	PicoCELA Inc ADS	AdrCommon	NASDAQ Stock Market
PCLC	FundVantage Trust Polen 5Perspectives Large Growth ETF	ExchangeTradedFund	NYSE Arca
PCLG	FundVantage Trust Polen Focus Growth ETF	ExchangeTradedFund	NYSE Arca
PCLN	The 2023 ETF Series Trust Pictet Cleaner Planet ETF	ExchangeTradedFund	NYSE Arca
PCLO	Virtus ETF Trust II Virtus Seix AAA Private Credit CLO ETF	ExchangeTradedFund	NYSE Arca
PCM	PCM Fund, Inc. Common Stock	Fund	New York Stock Exchange
PCMM	BondBloxx Private Credit CLO ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
PCN	PIMCO Corporate & Income Strategy Fund Common Shares of Beneficial Interest	Fund	New York Stock Exchange
PCOR	Procore Technologies, Inc. Common Stock	CommonStock	New York Stock Exchange
PCPI	PIMCO Inflation PLUS Active Exchange-Traded Fund ETF	ExchangeTradedFund	NASDAQ Stock Market
PCQ	PIMCO California Municipal Income Fund Common Shares of Beneficial Interest	Fund	New York Stock Exchange
PCR	Simplify Exchange Traded Funds Simplify VettaFi Private Credit Strategy ETF	ExchangeTradedFund	NYSE Arca
PCRB	Putnam ETF Trust Putnam ESG Core Bond ETF	ExchangeTradedFund	NYSE Arca
PCRX	Pacira BioSciences Inc COM USD.001	CommonStock	NASDAQ Stock Market
PCS	PGIM Corporate Bond 0-5 Year ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
PCSA	Processa Pharmaceuticals Inc COM	CommonStock	NASDAQ Stock Market
PCSC	Perceptive Capital Solutions Corp CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
PCSG	FundVantage Trust Polen 5Perspectives Small-Mid Growth ETF	ExchangeTradedFund	NYSE Arca
PCT	PureCycle Technologies Inc COM	CommonStock	NASDAQ Stock Market
PCTTU	PureCycle Technologies Inc UNIT	Unit	NASDAQ Stock Market
PCTTW	PureCycle Technologies Inc WT EXP 061726	Warrant	NASDAQ Stock Market
PCTY	Paylocity Holding Corp COM USD0.001	CommonStock	NASDAQ Stock Market
PCVX	Vaxcyte Inc COM	CommonStock	NASDAQ Stock Market
PCY	Invesco Exchange-Traded Fund Trust II Invesco Emerging Markets Sovereign Debt ETF	ExchangeTradedFund	NYSE Arca
PCYO	Pure Cycle Corp COM USD.01	CommonStock	NASDAQ Stock Market
PD	PagerDuty, Inc. Common Stock, par value $0.000005 per share	CommonStock	New York Stock Exchange
PDBA	Invesco Agriculture Commodity Strategy No K-1 ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
PDBC	Invesco Optimum Yield Diversified Commodity Strategy No K-1 ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
PDC	Perpetuals.com Ltd ADS	AdrCommon	NASDAQ Stock Market
PDCC	Pearl Diver Credit Company Inc. Common Stock	CommonStock	New York Stock Exchange
PDD	PDD Holdings Inc ADR	AdrCommon	NASDAQ Stock Market
PDDL	GraniteShares 2x Long PDD Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
PDEC	Innovator U.S. Equity Power Buffer ETF - December ETF	ExchangeTradedFund	CBOE BZX Exchange
PDEX	Pro Dex Inc COM NPV	CommonStock	NASDAQ Stock Market
PDFS	PDF Solutions Inc COM USD.00015	CommonStock	NASDAQ Stock Market
PDI	PIMCO Dynamic Income Fund Common Shares of Beneficial Interest	Fund	New York Stock Exchange
PDLB	Ponce Financial Group Inc COM USD 0.01	CommonStock	NASDAQ Stock Market
PDM	Piedmont Realty Trust, Inc. Class A Common Stock	CommonStock	New York Stock Exchange
PDN	Invesco Exchange-Traded Fund Trust II Invesco RAFI Developed Markets ex-U.S. Small	ExchangeTradedFund	NYSE Arca

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
PDO	PIMCO Dynamic Income Opportunities Fund Common Shares of Beneficial Interest	Fund	New York Stock Exchange
PDP	Invesco Dorsey Wright Momentum ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
PDPA	Pearl Diver Credit Company Inc. 8.00% Series A Preferred Stock Due 2029	StructuredProduct	New York Stock Exchange
PDS	Precision Drilling Corporation Common Shares	CommonStock	New York Stock Exchange
PDSB	PDS Biotechnology Corp COM	CommonStock	NASDAQ Stock Market
PDT	John Hancock Premium Dividend Fund Common Shares	Fund	New York Stock Exchange
PDX	PIMCO Dynamic Income Strategy Fund Common Shares of Beneficial Interest	Fund	New York Stock Exchange
PDYN	Palladyne AI Corp COM	CommonStock	NASDAQ Stock Market
PDYNW	Palladyne AI Corp WT EXP 061527	Warrant	NASDAQ Stock Market
PEB	Pebblebrook Hotel Trust Common Shares of Beneficial Interest	CommonStock	New York Stock Exchange
PEBK	Peoples Bancorp of North Carolina Inc. COM NPV	CommonStock	NASDAQ Stock Market
PEBO	Peoples Bancorp Inc COM NPV	CommonStock	NASDAQ Stock Market
PEBpE	Pebblebrook Hotel Trust 6.375% Series E Cumulative Redeemable Preferred Shares o	PreferredStock	New York Stock Exchange
PEBpF	Pebblebrook Hotel Trust 6.3% Series F Cumulative Redeemable Preferred Shares of B	PreferredStock	New York Stock Exchange
PEBpG	Pebblebrook Hotel Trust 6.375% Series G Cumulative Redeemable Preferred Shares o	PreferredStock	New York Stock Exchange
PEBpH	Pebblebrook Hotel Trust 5.700% Series H Cumulative Redeemable Preferred Shares o	PreferredStock	New York Stock Exchange
PECE	Peace Acquisition Corp ORD USD0.000075	CommonStock	NASDAQ Stock Market
PECER	Peace Acquisition Corp Right	Right	NASDAQ Stock Market
PECEU	Peace Acquisition Corp UNIT(1ORD 1RT 1WT)	Unit	NASDAQ Stock Market
PECEW	Peace Acquisition Corp WT EXP 051931	Warrant	NASDAQ Stock Market
PECO	Phillips Edison & Company Inc COM USD0.01	CommonStock	NASDAQ Stock Market
PED	PEDEVCO Corp. Common Stock	CommonStock	NYSE American
PEG	Public Service Enterprise Group Incorporated Common Stock	CommonStock	New York Stock Exchange
PEGA	Pegasystems Inc COM USD.01	CommonStock	NASDAQ Stock Market
PEJ	Invesco Exchange-Traded Fund Trust Invesco Leisure and Entertainment ETF	ExchangeTradedFund	NYSE Arca
PEMX	Putnam ETF Trust Putnam Emerging Markets ex-China ETF	ExchangeTradedFund	NYSE Arca
PEN	Penumbra, Inc. Common Stock	CommonStock	New York Stock Exchange
PENG	Penguin Solutions Inc COM USD0.03	CommonStock	NASDAQ Stock Market
PENN	PENN Entertainment Inc COM USD.01	CommonStock	NASDAQ Stock Market
PEO	Adams Natural Resources Fund, Inc. Common Stock	Fund	New York Stock Exchange
PEP	PepsiCo Inc COM USD.0166	CommonStock	NASDAQ Stock Market
PEPG	PepGen Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
PEPS	Parametric Equity Plus ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
PERF	Perfect Corp. Class A Ordinary Share	CommonStock	New York Stock Exchange
PERI	Perion Network Ltd ORD USD	CommonStock	NASDAQ Stock Market
PESI	Perma Fix Environmental Services Inc COM USD.001	CommonStock	NASDAQ Stock Market
PETS	PetMed Express Inc COM USD.001	CommonStock	NASDAQ Stock Market
PETZ	TDH Holdings Inc COM USD.02	CommonStock	NASDAQ Stock Market
PEVC	Pacer Funds Trust Pacer PE/VC ETF	ExchangeTradedFund	NYSE Arca
PEW	GrabAGun Digital Holdings Inc. Common Stock	CommonStock	New York Stock Exchange
PEW.WS	GrabAGun Digital Holdings Inc. Warrants, each whole warrant exercisable to purchase	Warrant	New York Stock Exchange
PEX	ProShares Global Listed Private Equity ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
PEXL	Pacer Funds Trust Pacer US Export Leaders ETF	ExchangeTradedFund	NYSE Arca
PEY	Invesco High Yield Equity Dividend Achievers ETF High Yield Eq Div	ExchangeTradedFund	NASDAQ Stock Market
PEZ	Invesco Dorsey Wright Consumer Cyclicals Momentum ETF CONSM DISCR	ExchangeTradedFund	NASDAQ Stock Market
PFAI	Pinnacle Food Group Ltd CL A COM USD0.00005	CommonStock	NASDAQ Stock Market
PFBC	Preferred Bank of Los Angeles COM	CommonStock	NASDAQ Stock Market
PFD	Flaherty & Crumrine Preferred and Income Fund Incorporated Common Stock	Fund	New York Stock Exchange
PFDE	Pathfinder Disciplined US Equity ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
PFE	Pfizer Inc Common Stock	CommonStock	New York Stock Exchange
PFEB	Innovator US Equity Power Buffer ETF - February ETF	ExchangeTradedFund	CBOE BZX Exchange
PFF	iShares Preferred and Income Securities ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
PFFA	ETFis Series Trust I Virtus InfraCap U.S. Preferred Stock ETF	ExchangeTradedFund	NYSE Arca
PFFD	Global X Funds Global X U.S. Preferred ETF	ExchangeTradedFund	NYSE Arca
PFFL	UBS AG ETRACS 2xMonthly Pay Leveraged Preferred Stock Index ETN due September	ExchangeTradedNote	NYSE Arca

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
PFFR	ETFis Series Trust I InfraCap REIT Preferred ETF	ExchangeTradedFund	NYSE Arca
PFFV	Global X Funds Global X Variable Rate Preferred ETF	ExchangeTradedFund	NYSE Arca
PFG	Principal Financial Group Inc COM USD.01	CommonStock	NASDAQ Stock Market
PFGC	Performance Food Group Company Common Stock	CommonStock	New York Stock Exchange
PFH	Prudential Financial, Inc. 4.125% Junior Subordinated Notes due 2060	StructuredProduct	New York Stock Exchange
PFI	Invesco Dorsey Wright Financial Momentum ETF FINCL SECT	ExchangeTradedFund	NASDAQ Stock Market
PFIG	Invesco Exchange-Traded Fund Trust II Invesco Fundamental Investment Grade Corpo	ExchangeTradedFund	NYSE Arca
PFIS	Peoples Financial Services Corp COM	CommonStock	NASDAQ Stock Market
PFIX	Simplify Exchange Traded Funds Simplify Interest Rate Hedge ETF	ExchangeTradedFund	NYSE Arca
PFL	PIMCO Income Strategy Fund Common Shares of Beneficial Interest	Fund	New York Stock Exchange
PFLA	PennantPark Floating Rate Capital Ltd. 7.375% Notes Due 2031	StructuredProduct	New York Stock Exchange
PFLD	ETF Series Solutions AAM Low Duration Preferred and Income Securities ETF	ExchangeTradedFund	NYSE Arca
PFLT	PennantPark Floating Rate Capital Ltd. Common Stock	CommonStock	New York Stock Exchange
PFM	Invesco Dividend Achievers ETF DIV ACHV PRTF	ExchangeTradedFund	NASDAQ Stock Market
PFN	PIMCO Income Strategy Fund II Common Shares of Beneficial Interest, $0.00001 par v	Fund	New York Stock Exchange
PFO	Flaherty & Crumrine Preferred and Income Opportunity Fund Incorporated Common	Fund	New York Stock Exchange
PFOE	Pathfinder Focused Opportunities ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
PFRL	PGIM ETF Trust PGIM Floating Rate Income ETF	ExchangeTradedFund	NYSE Arca
PFS	Provident Financial Services, Inc. Common Stock	CommonStock	New York Stock Exchange
PFSA	Profusa Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
PFSI	PennyMac Financial Services, Inc. Common Stock	CommonStock	New York Stock Exchange
PFUT	Putnam ETF Trust Putnam Sustainable Future ETF	ExchangeTradedFund	NYSE Arca
PFX	PhenixFIN Corp COM USD0.001	CommonStock	NASDAQ Stock Market
PFXF	VanEck ETF Trust VanEck Preferred Securities ex Financials ETF	ExchangeTradedFund	NYSE Arca
PFXNZ	PhenixFIN Corp 5.25 Notes due 2028 ETN	Unknown	NASDAQ Stock Market
PG	The Procter & Gamble Company Common Stock	CommonStock	New York Stock Exchange
PGAC	Pantages Capital Acquisition Corp CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
PGACR	Pantages Capital Acquisition Corporation Right	Right	NASDAQ Stock Market
PGACU	Pantages Capital Acquisition Corp UNIT(1CLA 1RT)	Unit	NASDAQ Stock Market
PGC	Peapack-Gladstone Financial Corp COM NPV	CommonStock	NASDAQ Stock Market
PGEN	Precigen Inc COM NPV	CommonStock	NASDAQ Stock Market
PGF	Invesco Exchange-Traded Fund Trust Invesco Financial Preferred ETF	ExchangeTradedFund	NYSE Arca
PGHY	Invesco Exchange-Traded Fund Trust II Invesco Global ex-US High Yield Corporate Bor	ExchangeTradedFund	NYSE Arca
PGJ	Invesco Golden Dragon China ETF Golden Dragon Halter	ExchangeTradedFund	NASDAQ Stock Market
PGNY	Progyny Inc COM	CommonStock	NASDAQ Stock Market
PGP	PIMCO Global StocksPLUS & Income Fund Common Shares, par value of $.00001 per s	Fund	New York Stock Exchange
PGR	The Progressive Corporation Common Shares	CommonStock	New York Stock Exchange
PGRI	Franklin Templeton ETF Trust Putnam International Stock ETF	ExchangeTradedFund	NYSE Arca
PGRO	Putnam ETF Trust Putnam Focused Large Cap Growth ETF	ExchangeTradedFund	NYSE Arca
PGX	Invesco Exchange-Traded Fund Trust II Invesco Preferred ETF	ExchangeTradedFund	NYSE Arca
PGY	Pagaya Technologies Ltd COM CL A	CommonStock	NASDAQ Stock Market
PGYWW	Pagaya Technologies Ltd EJFAW	Warrant	NASDAQ Stock Market
PGZ	Principal Real Estate Income Fund Common shares of beneficial interest, no par value	Fund	New York Stock Exchange
PH	Parker-Hannifin Corporation Common Shares	CommonStock	New York Stock Exchange
PHAR	Pharming Group NV, Leiden ADR	CommonStock	NASDAQ Stock Market
PHAT	Phathom Pharmaceuticals Inc COM	CommonStock	NASDAQ Stock Market
PHDG	Invesco Actively Managed Exchange-Traded Fund Trust Invesco S&P 500 Downside He	ExchangeTradedFund	NYSE Arca
PHEQ	Morgan Stanley ETF Trust Parametric Hedged Equity ETF	ExchangeTradedFund	NYSE Arca
PHG	Koninklijke Philips N.V. New York Registry Shares	NyRegisteredShare	New York Stock Exchange
PHGE	BiomX Inc. Common Stock	CommonStock	NYSE American
PHI	PLDT Inc. American Depositary Shares (Each representing One share of Common Stoc	AdrCommon	New York Stock Exchange
PHIN	PHINIA Inc. Common Stock	CommonStock	New York Stock Exchange
PHIO	Phio Pharmaceuticals Corp COM USD0.0001	CommonStock	NASDAQ Stock Market
PHK	PIMCO High Income Fund Common Shares of Beneficial Interest	Fund	New York Stock Exchange
PHM	PulteGroup, Inc. Common Stock	CommonStock	New York Stock Exchange

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
PHO	Invesco Water Resources ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
PHOE	Phoenix Asia Holdings Ltd ORD USD0.00001	CommonStock	NASDAQ Stock Market
PHR	Phreesia, Inc. Common Stock	CommonStock	New York Stock Exchange
PHUN	Phunware Inc COM	CommonStock	NASDAQ Stock Market
PHVS	Pharvaris NV COM	CommonStock	NASDAQ Stock Market
PHXEp	Phoenix Energy One, LLC Series A Cumulative Redeemable Preferred Shares	PreferredStock	NYSE American
PHYD	Putnam ETF Trust Putnam ESG High Yield ETF	ExchangeTradedFund	NYSE Arca
PHYL	PGIM ETF Trust PGIM Active High Yield Bond ETF	ExchangeTradedFund	NYSE Arca
PHYS	Sprott Physical Gold Trust Units	ExchangeTradedVehicle	NYSE Arca
PI	Impinj Inc COM USD.001	CommonStock	NASDAQ Stock Market
PICB	Invesco Exchange-Traded Fund Trust II Invesco International Corporate Bond ETF	ExchangeTradedFund	NYSE Arca
PICK	iShares MSCI Global Metals & Mining Producers ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
PICS	PicS NV CL A COM	CommonStock	NASDAQ Stock Market
PID	Invesco International Dividend Achievers ETF INTL DIV ACHV	ExchangeTradedFund	NASDAQ Stock Market
PIE	Invesco Dorsey Wright Emerging Markets Momentum ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
PIEL	Pacer International Export Leaders ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
PIEQ	Principal International Equity ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
PIFI	ETF Series Solutions ClearShares Piton Intermediate Fixed Income ETF	ExchangeTradedFund	NYSE Arca
PII	Polaris Inc. Common Stock	CommonStock	New York Stock Exchange
PIII	P3 Health Partners Inc COM	CommonStock	NASDAQ Stock Market
PIIIW	P3 Health Partners Inc WT EXP	Warrant	NASDAQ Stock Market
PILL	Direxion Shares ETF Trust Direxion Daily Pharmaceutical & Medical Bull 3X ETF	ExchangeTradedFund	NYSE Arca
PIM	Putnam Master Intermediate Income Trust Shares of Beneficial Interest	Fund	New York Stock Exchange
PINE	Alpine Income Property Trust, Inc. Common Stock	CommonStock	New York Stock Exchange
PINEpA	Alpine Income Property Trust, Inc. 8.00% Series A Cumulative Redeemable Preferred	PreferredStock	New York Stock Exchange
PINK	Simplify Exchange Traded Funds Simplify Health Care ETF	ExchangeTradedFund	NYSE Arca
PINS	Pinterest, Inc. Class A Common Stock	CommonStock	New York Stock Exchange
PIO	Invesco Global Water ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
PIPE	Invesco SteelPath MLP & Energy Infrastructure ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
PIPR	Piper Sandler Companies Common Stock	CommonStock	New York Stock Exchange
PIT	VanEck Commodity Strategy ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
PIZ	Invesco Dorsey Wright Developed Markets Momentum ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
PJAN	Innovator U.S. Equity Power Buffer ETF - January ETF	ExchangeTradedFund	CBOE BZX Exchange
PJBF	PGIM Jennison Better Future ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
PJFG	PGIM ETF Trust PGIM Jennison Focused Growth ETF	ExchangeTradedFund	NYSE Arca
PJFM	PGIM Jennison Focused Mid-Cap ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
PJFV	PGIM ETF Trust PGIM Jennison Focused Value ETF	ExchangeTradedFund	NYSE Arca
PJIO	PGIM ETF Trust PGIM Jennison International Opportunities ETF	ExchangeTradedFund	NYSE Arca
PJP	Invesco Exchange-Traded Fund Trust Invesco Pharmaceuticals ETF	ExchangeTradedFund	NYSE Arca
PJT	PJT Partners Inc. Class A Common stock	CommonStock	New York Stock Exchange
PJUL	Innovator U.S. Equity Power Buffer ETF - July ETF	ExchangeTradedFund	CBOE BZX Exchange
PJUN	Innovator U.S. Equity Power Buffer ETF - June ETF	ExchangeTradedFund	CBOE BZX Exchange
PJUS	PGIM Jennison U.S. Core Equity ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
PK	Park Hotels & Resorts Inc. Common stock	CommonStock	New York Stock Exchange
PKB	Invesco Exchange-Traded Fund Trust Invesco Building & Construction ETF	ExchangeTradedFund	NYSE Arca
PKBK	Parke Bancorp Inc COM	CommonStock	NASDAQ Stock Market
PKE	Park Aerospace Corp. Common Stock	CommonStock	New York Stock Exchange
PKG	Packaging Corporation of America Common Stock	CommonStock	New York Stock Exchange
PKOH	Park Ohio Holdings Corp. COM USD1	CommonStock	NASDAQ Stock Market
PKW	Invesco BuyBack Achievers ETF BUYBACK ACHV	ExchangeTradedFund	NASDAQ Stock Market
PKX	POSCO Holdings Inc. American Depositary Shares (Each representing 1/4th of a share	AdrCommon	New York Stock Exchange
PL	Planet Labs PBC Class A Common Stock	CommonStock	New York Stock Exchange
PLA	GraniteShares Autocallable PLTR ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
PLAB	Photronics Inc COM NPV	CommonStock	NASDAQ Stock Market
PLAG	Planet Green Holdings Corp. Common Stock	CommonStock	NYSE American

Pearl Equities Securities List as of 6/4/2026			
Symbol	**Security Name**	**Security Class**	**Listed Exchange**
PLAY	Dave & Buster's Entertainment Inc COM USD.01	CommonStock	NASDAQ Stock Market
PLBC	Plumas Bancorp COM	CommonStock	NASDAQ Stock Market
PLBL	Polibeli Group Ltd CL A ORD USD0.00001	CommonStock	NASDAQ Stock Market
PLBY	Playboy Inc COM	CommonStock	NASDAQ Stock Market
PLCE	Childrens Place Inc (The) COM USD.1	CommonStock	NASDAQ Stock Market
PLD	Prologis, Inc. Common Stock	CommonStock	New York Stock Exchange
PLDR	Putnam ETF Trust Putnam Sustainable Leaders ETF	ExchangeTradedFund	NYSE Arca
PLG	Platinum Group Metals Ltd Common Stock	CommonStock	NYSE American
PLGI	PL Growth and Income ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
PLGO	Pelagos Insurance Capital Limited Common Shares	CommonStock	New York Stock Exchange
PLMK	Plum Acquisition Corp IV CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
PLMKU	Plum Acquisition Corp IV UNIT (1CLA 1/2 WT)	Unit	NASDAQ Stock Market
PLMKW	Plum Acquisition Corp IV WT EXP 081929	Warrant	NASDAQ Stock Market
PLMR	Palomar Holdings Inc COM	CommonStock	NASDAQ Stock Market
PLNT	Planet Fitness, Inc. Class A Common Stock	CommonStock	New York Stock Exchange
PLOO	Leverage Shares 2x Capped Accelerated PLTR Monthly ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
PLOW	Douglas Dynamics, Inc. Common Stock	CommonStock	New York Stock Exchange
PLPC	Preformed Line Products Co CAP USD2	CommonStock	NASDAQ Stock Market
PLRX	Pliant Therapeutics Inc COM	CommonStock	NASDAQ Stock Market
PLRZ	Polyrizon Ltd ORD NPV	CommonStock	NASDAQ Stock Market
PLSE	Pulse Biosciences Inc COM USD0.001	CommonStock	NASDAQ Stock Market
PLSM	PulseNmore Ltd ORD ILS0.00032	CommonStock	NASDAQ Stock Market
PLTA	ProShares Trust ProShares Ultra PLTR	ExchangeTradedFund	NYSE Arca
PLTD	Direxion Daily PLTR Bear 1X ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
PLTG	Leverage Shares 2X Long PLTR Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
PLTI	REX PLTR Growth & Income ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
PLTK	Playtika Holding Corp COM	CommonStock	NASDAQ Stock Market
PLTM	GraniteShares Platinum Trust GraniteShares Platinum Shares	ExchangeTradedVehicle	NYSE Arca
PLTR	Palantir Technologies Inc COM USD.001	CommonStock	NASDAQ Stock Market
PLTS	Platinum Analytics Cayman Ltd CL A ORD USD0.0004	CommonStock	NASDAQ Stock Market
PLTU	Direxion Daily PLTR Bull 2X ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
PLTW	Roundhill PLTR WeeklyPay ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
PLTY	Tidal Trust II YieldMax PLTR Option Income Strategy ETF	ExchangeTradedFund	NYSE Arca
PLTZ	Defiance Daily Target 2X Short PLTR ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
PLU	Defiance Daily Target 2x Long PL ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
PLUG	Plug Power Inc COM USD.01	CommonStock	NASDAQ Stock Market
PLUL	Leverage Shares 2X Long PLUG Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
PLUN.U	Plutonian Acquisition Corp II Units, each consisting of one Class A Ordinary Share and	Unit	New York Stock Exchange
PLUR	Pluri Inc COM USD0.00001	CommonStock	NASDAQ Stock Market
PLUS	ePlus Inc COM USD.01	CommonStock	NASDAQ Stock Market
PLUT	Plutus Financial Group Ltd ORD USD0.0001	CommonStock	NASDAQ Stock Market
PLX	Protalix BioTherapeutics Inc Common Stock	CommonStock	NYSE American
PLXS	Plexus Corp COM USD.01	CommonStock	NASDAQ Stock Market
PLYX	Polaryx Therapeutics Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
PLYY	GraniteShares YieldBOOST PLTR ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
PM	Philip Morris International Inc. Common Stock	CommonStock	New York Stock Exchange
PMAP	PGIM S&P 500 Max Buffer ETF - April ETF	ExchangeTradedFund	CBOE BZX Exchange
PMAR	Innovator US Equity Power Buffer ETF - March ETF	ExchangeTradedFund	CBOE BZX Exchange
PMAU	PGIM S&P 500 Max Buffer ETF - August ETF	ExchangeTradedFund	CBOE BZX Exchange
PMAX	Powell Max Ltd CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
PMAY	Innovator U.S. Equity Power Buffer ETF - May ETF	ExchangeTradedFund	CBOE BZX Exchange
PMBS	PIMCO Mortgage-Backed Securities Active Exchange-Traded Fund ETF	ExchangeTradedFund	NASDAQ Stock Market
PMCB	PharmaCyte Biotech Inc COM USD.0001	CommonStock	NASDAQ Stock Market
PMDE	PGIM S&P 500 Max Buffer ETF - December ETF	ExchangeTradedFund	CBOE BZX Exchange
PMEC	Primech Holdings Ltd ORD	CommonStock	NASDAQ Stock Market

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
PMFB	PGIM S&P 500 Max Buffer ETF February ETF	ExchangeTradedFund	CBOE BZX Exchange
PMI	Picard Medical, Inc. Common Stock	CommonStock	NYSE American
PMIO	PGIM ETF Trust PGIM Municipal Income Opportunities ETF	ExchangeTradedFund	NYSE Arca
PMJA	PGIM S&P 500 Max Buffer ETF - January ETF	ExchangeTradedFund	CBOE BZX Exchange
PMJL	PGIM S&P 500 Max Buffer ETF - July ETF	ExchangeTradedFund	CBOE BZX Exchange
PMJN	PGIM S&P 500 Max Buffer ETF - June ETF	ExchangeTradedFund	CBOE BZX Exchange
PML	PIMCO Municipal Income Fund II Common Shares of Beneficial Interest	Fund	New York Stock Exchange
PMM	Putnam Managed Municipal Income Trust Shares of Beneficial Interest	Fund	New York Stock Exchange
PMMF	BlackRock ETF Trust iShares Prime Money Market ETF	ExchangeTradedFund	New York Stock Exchange
PMMR	PGIM S&P 500 Max Buffer ETF - March ETF	ExchangeTradedFund	CBOE BZX Exchange
PMMY	PGIM S&P 500 Max Buffer ETF - May ETF	ExchangeTradedFund	CBOE BZX Exchange
PMN	ProMIS Neurosciences Inc COM	CommonStock	NASDAQ Stock Market
PMNT	Perfect Moment Ltd. Common Stock	CommonStock	NYSE American
PMNV	PGIM S&P 500 Max Buffer ETF - November ETF	ExchangeTradedFund	CBOE BZX Exchange
PMO	Putnam Municipal Opportunities Trust Shares of Beneficial Interest	Fund	New York Stock Exchange
PMOC	PGIM S&P 500 Max Buffer ETF - October ETF	ExchangeTradedFund	CBOE BZX Exchange
PMSE	PGIM S&P 500 Max Buffer ETF - September ETF	ExchangeTradedFund	CBOE BZX Exchange
PMT	PennyMac Mortgage Investment Trust Common Shares of Beneficial Interest	CommonStock	New York Stock Exchange
PMTR	Perimeter Acquisition Corp I CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
PMTRU	Perimeter Acquisition Corp I UNIT (1CLA 1/2 WT)	Unit	NASDAQ Stock Market
PMTRW	Perimeter Acquisition Corp I WT EXP 051330	Warrant	NASDAQ Stock Market
PMTS	CPI Card Group Inc COM	CommonStock	NASDAQ Stock Market
PMTU	PennyMac Mortgage Investment Trust 8.50% Senior Notes due 2028	StructuredProduct	New York Stock Exchange
PMTV	PennyMac Mortgage Investment Trust 9.00% Senior Notes due 2030	StructuredProduct	New York Stock Exchange
PMTW	PennyMac Mortgage Investment Trust 9.00% Senior Notes due 2030	StructuredProduct	New York Stock Exchange
PMTpA	PennyMac Mortgage Investment Trust 8.125% Series A Fixed-to-Floating Rate Cumula	PreferredStock	New York Stock Exchange
PMTpB	PennyMac Mortgage Investment Trust 8.00% Series B Fixed-to-Floating Rate Cumulat	PreferredStock	New York Stock Exchange
PMTpC	PennyMac Mortgage Investment Trust 6.75% Series C Cumulative Redeemable Prefer	PreferredStock	New York Stock Exchange
PMVP	PMV Pharmaceuticals Inc COM USD.00001	CommonStock	NASDAQ Stock Market
PN	Skycorp Solar Group Ltd ORD USD0.002	CommonStock	NASDAQ Stock Market
PNBK	Patriot National Bancorp Inc COM USD2	CommonStock	NASDAQ Stock Market
PNC	The PNC Financial Services Group, Inc. Common Stock	CommonStock	New York Stock Exchange
PNFP	Pinnacle Financial Partners, Inc. Common Stock	CommonStock	New York Stock Exchange
PNFPpA	Pinnacle Financial Partners, Inc. Fixed-to-Floating Rate Non-Cumulative Perpetual Pre	PreferredStock	New York Stock Exchange
PNFPpB	Pinnacle Financial Partners, Inc. Fixed-Rate Reset Non-Cumulative Perpetual Preferre	PreferredStock	New York Stock Exchange
PNFPpC	Pinnacle Financial Partners, Inc. Depositary shares, each representing 1/40th interest	PreferredStock	New York Stock Exchange
PNI	PIMCO New York Municipal Income Fund II Common Shares of Beneficial Interest	Fund	New York Stock Exchange
PNNT	PennantPark Investment Corporation Common Stock	CommonStock	New York Stock Exchange
PNOV	Innovator U.S. Equity Power Buffer ETF - November ETF	ExchangeTradedFund	CBOE BZX Exchange
PNQI	Invesco Nasdaq Internet ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
PNR	Pentair plc Ordinary Shares	CommonStock	New York Stock Exchange
PNRG	PrimeEnergy Resources Corp COM USD.1	CommonStock	NASDAQ Stock Market
PNTG	Pennant Group Inc (The) COM	CommonStock	NASDAQ Stock Market
PNW	Pinnacle West Capital Corporation Common Stock	CommonStock	New York Stock Exchange
POAS	Phaos Technology Holdings (Cayman) Limited Class A Ordinary Shares	CommonStock	NYSE American
POCI	Precision Optics Corp Inc COM USD.01	CommonStock	NASDAQ Stock Market
POCT	Innovator U.S. Equity Power Buffer ETF - October ETF	ExchangeTradedFund	CBOE BZX Exchange
PODC	PodcastOne Inc COM USD0.00001	CommonStock	NASDAQ Stock Market
PODD	Insulet Corp COM USD.001	CommonStock	NASDAQ Stock Market
POEL	Defiance Daily Target 2X Long POET ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
POET	POET Technologies Inc COM NPV	CommonStock	NASDAQ Stock Market
POLA	Polar Power Inc COM USD.0001	CommonStock	NASDAQ Stock Market
POLE	Andretti Acquisition Corp II CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
POLEU	Andretti Acquisition Corp II UNIT (1CLA 1/2 WT)	Unit	NASDAQ Stock Market
POLEW	Andretti Acquisition Corp II WT EXP 060131	Warrant	NASDAQ Stock Market

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
POM	PomDoctor Ltd ADR	AdrCommon	NASDAQ Stock Market
PONO	Pono Capital Four Inc CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
PONOR	Pono Capital Four, Inc. Rights	Right	NASDAQ Stock Market
PONOU	Pono Capital Four Inc UNIT (1CLA 1 RT)	Unit	NASDAQ Stock Market
PONX	Tradr 2X Long PONY Daily ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
PONY	Pony AI Inc ADR	AdrCommon	NASDAQ Stock Market
POOL	Pool Corp COM USD.001	CommonStock	NASDAQ Stock Market
POR	Portland General Electric Company Common Stock	CommonStock	New York Stock Exchange
POST	Post Holdings, Inc. Common Stock	CommonStock	New York Stock Exchange
POW	Tidal Trust III VistaShares Electrification Supercycle ETF	ExchangeTradedFund	NYSE Arca
POWA	Invesco Exchange-Traded Self-Indexed Fund Trust Invesco Bloomberg Pricing Power E	ExchangeTradedFund	NYSE Arca
POWI	Power Integrations Inc COM USD.001	CommonStock	NASDAQ Stock Market
POWL	Powell Industries Inc COM USD.01	CommonStock	NASDAQ Stock Market
POWR	iShares Inc. iShares U.S. Power Infrastructure ETF	ExchangeTradedFund	NYSE Arca
POWW	Outdoor Holding Co COM NPV	CommonStock	NASDAQ Stock Market
POWWP	Outdoor Holding Co 8.75% PFD SER A	PreferredStock	NASDAQ Stock Market
PPA	Invesco Exchange-Traded Fund Trust Invesco Aerospace & Defense ETF	ExchangeTradedFund	NYSE Arca
PPBT	Purple Biotech Ltd ADR	AdrCommon	NASDAQ Stock Market
PPC	Pilgrim's Pride Corp COM USD.01	CommonStock	NASDAQ Stock Market
PPCB	Propanc Biopharma Inc COM USD0.001	CommonStock	NASDAQ Stock Market
PPEM	Putnam ETF Trust Putnam PanAgora ESG Emerging Markets Equity ETF	ExchangeTradedFund	NYSE Arca
PPG	PPG Industries, Inc. Common Stock	CommonStock	New York Stock Exchange
PPH	VanEck Pharmaceutical ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
PPHC	Public Policy Holding Co Inc COM USD0.001	CommonStock	NASDAQ Stock Market
PPI	Astoria Real Assets ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
PPIE	Putnam ETF Trust Putnam PanAgora ESG International Equity ETF	ExchangeTradedFund	NYSE Arca
PPIH	Perma-Pipe International Holdings Inc COM USD.01	CommonStock	NASDAQ Stock Market
PPL	PPL Corporation Common Stock	CommonStock	New York Stock Exchange
PPLC	PPL Corporation Corporate Units	StructuredProduct	New York Stock Exchange
PPLI	People Inc COM	CommonStock	NASDAQ Stock Market
PPLT	abrdn Platinum ETF Trust abrdn Physical Platinum Shares ETF	ExchangeTradedVehicle	NYSE Arca
PPSI	Pioneer Power Solutions Inc COM USD0.001	CommonStock	NASDAQ Stock Market
PPT	Putnam Premier Income Trust Shares of Beneficial Interest	Fund	New York Stock Exchange
PPTA	Perpetua Resources Corp COM NPV	CommonStock	NASDAQ Stock Market
PPTY	ETF Series Solutions U.S. Diversified Real Estate ETF	ExchangeTradedFund	NYSE Arca
PQAP	PGIM Nasdaq-100 Buffer 12 ETF - April ETF	ExchangeTradedFund	NASDAQ Stock Market
PQDI	Principal Exchange-Traded Funds Principal Spectrum Preferred and Income ETF	ExchangeTradedFund	NYSE Arca
PQJA	PGIM Nasdaq-100 Buffer 12 ETF - January ETF	ExchangeTradedFund	NASDAQ Stock Market
PQJL	PGIM Nasdaq-100 Buffer 12 ETF - July ETF	ExchangeTradedFund	NASDAQ Stock Market
PQNT	The 2023 ETF Series Trust Pictet AI Enhanced International Equity ETF	ExchangeTradedFund	NYSE Arca
PQOC	PGIM Nasdaq-100 Buffer 12 ETF - October ETF	ExchangeTradedFund	NASDAQ Stock Market
PQUS	The 2023 ETF Series Trust Pictet AI Enhanced US Equity ETF	ExchangeTradedFund	NYSE Arca
PR	Permian Resources Corporation Class A Common Stock	CommonStock	New York Stock Exchange
PRA	ProAssurance Corporation Common Stock	CommonStock	New York Stock Exchange
PRAA	PRA Group Inc COM USD.001	CommonStock	NASDAQ Stock Market
PRAB	SSGA Active Trust State Street IG Public & Private ABS ETF	ExchangeTradedFund	NYSE Arca
PRAE	Northern Lights Fund Trust III PlanRock Alternative Growth ETF	ExchangeTradedFund	NYSE Arca
PRAX	Praxis Precision Medicines Inc COM USD.0001	CommonStock	NASDAQ Stock Market
PRAY	FIS Trust FIS Christian Stock Fund	ExchangeTradedFund	NYSE Arca
PRCH	Porch Group Inc COM	CommonStock	NASDAQ Stock Market
PRCS	Parnassus Income Funds Parnassus Core Select ETF	ExchangeTradedFund	New York Stock Exchange
PRCT	PROCEPT BioRobotics Corp COM	CommonStock	NASDAQ Stock Market
PRDO	Perdoceo Education Corp COM USD.01	CommonStock	NASDAQ Stock Market
PRE	Prenetics Global Ltd CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
PREF	Principal Exchange-Traded Funds Principal Spectrum Preferred Securities Active ETF	ExchangeTradedFund	NYSE Arca

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
PRENW	Prenetics Global Ltd WT EXP 032626	Warrant	NASDAQ Stock Market
PRF	Invesco Exchange-Traded Fund Trust Invesco RAFI US 1000 ETF	ExchangeTradedFund	NYSE Arca
PRFD	PIMCO ETF Trust PIMCO Preferred and Capital Securities Active Exchange-Traded Fun	ExchangeTradedFund	NYSE Arca
PRFX	PRF Technologies Ltd COM	CommonStock	NASDAQ Stock Market
PRFZ	Invesco RAFI US 1500 Small-Mid ETF US 1500 SMALL-MID	ExchangeTradedFund	NASDAQ Stock Market
PRG	PROG Holdings, Inc. Common Stock	CommonStock	New York Stock Exchange
PRGO	Perrigo Company plc Ordinary Shares	CommonStock	New York Stock Exchange
PRGS	Progress Software Corp COM USD.01	CommonStock	NASDAQ Stock Market
PRH	Prudential Financial, Inc. 5.950% Junior Subordinated Notes due 2062	StructuredProduct	New York Stock Exchange
PRHI	Presurance Holdings Inc COM NPV	CommonStock	NASDAQ Stock Market
PRHIZ	Presurance Holdings Inc 9.75 Senior Notes due 2028 STRUCT PRODUCT	Unknown	NASDAQ Stock Market
PRI	Primerica, Inc. Common Stock	CommonStock	New York Stock Exchange
PRIFpD	Priority Income Fund, Inc. 7.00% Series D Term Preferred Stock due 2029	PreferredStock	New York Stock Exchange
PRIFpK	Priority Income Fund, Inc. 7.000% Series K Cumulative Preferred Stock	PreferredStock	New York Stock Exchange
PRIFpL	Priority Income Fund, Inc. 6.375% Series L Term Preferred Stock Due 2029	PreferredStock	New York Stock Exchange
PRIM	Primoris Services Corporation Common Stock	CommonStock	New York Stock Exchange
PRIV	SSGA Active Trust State Street IG Public & Private Credit ETF	ExchangeTradedFund	NYSE Arca
PRIZ	Zacks Trust Zacks Preferred Income ETF	ExchangeTradedFund	NYSE Arca
PRK	Park National Corporation Common Stock	CommonStock	NYSE American
PRKS	United Parks & Resorts Inc. Common Stock	CommonStock	New York Stock Exchange
PRLB	Proto Labs, Inc. Common Stock	CommonStock	New York Stock Exchange
PRLD	Prelude Therapeutics Inc COM	CommonStock	NASDAQ Stock Market
PRM	Perimeter Solutions, Inc. Common Stock	CommonStock	New York Stock Exchange
PRMB	Primo Brands Corporation Class A Common Stock	CommonStock	New York Stock Exchange
PRME	Prime Medicine Inc COM NPV	CommonStock	NASDAQ Stock Market
PRMR	PeakShares RMR Prime Equity ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
PRN	Invesco Dorsey Wright Industrials Momentum ETF INDSTLS SECT	ExchangeTradedFund	NASDAQ Stock Market
PRNT	3D Printing ETF (The) ETF	ExchangeTradedFund	CBOE BZX Exchange
PROF	Profound Medical Corp COM	CommonStock	NASDAQ Stock Market
PROK	ProKidney Corp COM USD	CommonStock	NASDAQ Stock Market
PROP	Prairie Operating Co COM USD0.01	CommonStock	NASDAQ Stock Market
PROV	Provident Financial Holdings Inc COM USD.01	CommonStock	NASDAQ Stock Market
PRPL	Purple Innovation Inc COM CL A USD.0001	CommonStock	NASDAQ Stock Market
PRPO	Precipio Inc COM USD.01	CommonStock	NASDAQ Stock Market
PRQR	ProQR Therapeutics NV ORD EUR	CommonStock	NASDAQ Stock Market
PRS	Prudential Financial, Inc. 5.625% Junior Subordinated Notes due 2058	StructuredProduct	New York Stock Exchange
PRSD	SSGA Active Trust State Street Short Duration IG Public & Private Credit ETF	ExchangeTradedFund	NYSE Arca
PRSO	Peraso Inc COM	CommonStock	NASDAQ Stock Market
PRSU	Pursuit Attractions and Hospitality, Inc. Common Stock	CommonStock	New York Stock Exchange
PRT	PermRock Royalty Trust Trust Units representing beneficial interests in the Trust	Unit	New York Stock Exchange
PRTA	Prothena Corporation plc ORD NPV	CommonStock	NASDAQ Stock Market
PRTH	Priority Technology Holdings Inc COM	CommonStock	NASDAQ Stock Market
PRTO	Tidal Trust III RCN Pareto Strategic Allocation ETF	ExchangeTradedFund	NYSE Arca
PRTS	CarParts.com Inc COM USD.001	CommonStock	NASDAQ Stock Market
PRU	Prudential Financial, Inc. Common Stock	CommonStock	New York Stock Exchange
PRVA	Privia Health Group Inc COM	CommonStock	NASDAQ Stock Market
PRVS	Parnassus Income Funds Parnassus Value Select ETF	ExchangeTradedFund	New York Stock Exchange
PRXG	Praxis Funds Praxis Impact Large Cap Growth ETF	ExchangeTradedFund	NYSE Arca
PRXV	Praxis Funds Praxis Impact Large Cap Value ETF	ExchangeTradedFund	NYSE Arca
PRZO	ParaZero Technologies Ltd ORD	CommonStock	NASDAQ Stock Market
PS	Pershing Square Inc. Common Stock	CommonStock	New York Stock Exchange
PSA	Public Storage Common Stock	CommonStock	New York Stock Exchange
PSAI	Pacer S&P 500 3AI Top 100 ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
PSApF	Public Storage Depositary Shares Each Representing 1/1,000 of a 5.15% Cumulative P	PreferredStock	New York Stock Exchange
PSApG	Public Storage Depositary Shares Each Representing 1/1,000 of a 5.05% Cumulative P	PreferredStock	New York Stock Exchange

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
PSApH	Public Storage Depositary Shares Each Representing 1/1000 of a 5.60% Cumulative Pr	PreferredStock	New York Stock Exchange
PSApI	Public Storage Depositary Shares Each Representing 1/1,000 of a 4.875% Cumulative	PreferredStock	New York Stock Exchange
PSApJ	Public Storage Depositary Shares Each Representing 1/1,000 of a 4.700% Cumulative	PreferredStock	New York Stock Exchange
PSApK	Public Storage Depositary Shares Each Representing 1/1,000 of a 4.75% Cumulative P	PreferredStock	New York Stock Exchange
PSApL	Public Storage Depositary Shares Each Representing 1/1,000 of a 4.625% Cumulative	PreferredStock	New York Stock Exchange
PSApM	Public Storage Depositary Shares Each Representing 1/1,000 of a 4.125% Cumulative	PreferredStock	New York Stock Exchange
PSApN	Public Storage Depositary Shares Each Representing 1/1,000 of a 3.875% Cumulative	PreferredStock	New York Stock Exchange
PSApO	Public Storage Depositary Shares Each Representing 1/1,000 of a 3.900% Cumulative	PreferredStock	New York Stock Exchange
PSApP	Public Storage Depositary Shares Each Representing 1/1,000 of a 4.000% Cumulative	PreferredStock	New York Stock Exchange
PSApQ	Public Storage Depositary Shares Each Representing 1/1,000 of a 3.950% Cumulative	PreferredStock	New York Stock Exchange
PSApR	Public Storage Depositary Shares Each Representing 1/1,000 of a 4.00% Cumulative P	PreferredStock	New York Stock Exchange
PSApS	Public Storage Depositary Shares Each Representing 1/1,000 of a 4.100% Cumulative	PreferredStock	New York Stock Exchange
PSBD	Palmer Square Capital BDC Inc. Common Stock	CommonStock	New York Stock Exchange
PSC	Principal U.S. Small-Cap ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
PSCC	Invesco S&P SmallCap Consumer Staples ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
PSCD	Invesco S&P SmallCap Consumer Discretionary ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
PSCE	Invesco S&P SmallCap Energy ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
PSCF	Invesco S&P SmallCap Financials ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
PSCH	Invesco S&P SmallCap Health Care ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
PSCI	Invesco S&P SmallCap Industrials ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
PSCJ	Pacer Swan SOS Conservative (July) ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
PSCM	Invesco S&P SmallCap Materials ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
PSCQ	Pacer Swan SOS Conservative (October) ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
PSCT	Invesco S&P SmallCap Information Technology ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
PSCU	Invesco S&P SmallCap Utilities & Communication Services ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
PSCW	Pacer Swan SOS Conservative (April) ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
PSCX	Pacer Swan SOS Conservative (January) ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
PSDM	PGIM Short Duration Multi-Sector Bond ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
PSEC	Prospect Capital Corp COM USD.001	CommonStock	NASDAQ Stock Market
PSECpA	Prospect Capital Corporation 5.35% Series A Fixed Rate Cumulative Perpetual Preferr	PreferredStock	New York Stock Exchange
PSEP	Innovator U.S. Equity Power Buffer ETF - September ETF	ExchangeTradedFund	CBOE BZX Exchange
PSET	Principal Quality ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
PSF	Cohen & Steers Select Preferred and Income Fund, Inc. Common Shares, $.001 par va	Fund	New York Stock Exchange
PSFD	Pacer Swan SOS Flex (January) ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
PSFE	Paysafe Limited Common Shares	CommonStock	New York Stock Exchange
PSFF	Pacer Swan SOS Fund of Funds ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
PSFJ	Pacer Swan SOS Flex (July) ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
PSFM	Pacer Swan SOS Flex (April) ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
PSFO	Pacer Swan SOS Flex (October) ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
PSH	PGIM Short Duration High Yield ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
PSHG	Performance Shipping Inc COM USD.01	CommonStock	NASDAQ Stock Market
PSI	Invesco Exchange-Traded Fund Trust Invesco Semiconductors ETF	ExchangeTradedFund	NYSE Arca
PSIG	PS International Group Ltd ORD USD0.0008	CommonStock	NASDAQ Stock Market
PSIL	AdvisorShares Trust AdvisorShares Psychedelics ETF	ExchangeTradedFund	NYSE Arca
PSIX	Power Solutions International Inc COM USD0.001	CommonStock	NASDAQ Stock Market
PSK	SPDR Series Trust State Street SPDR ICE Preferred Securities ETF	ExchangeTradedFund	NYSE Arca
PSKY	Paramount Skydance Corp CL B COM USD0.001	CommonStock	NASDAQ Stock Market
PSL	Invesco Dorsey Wright Consumer Staples Momentum ETF CONSM STPLS	ExchangeTradedFund	NASDAQ Stock Market
PSLV	Sprott Physical Silver Trust Units	ExchangeTradedVehicle	NYSE Arca
PSMD	Pacer Swan SOS Moderate (January) ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
PSMJ	Pacer Swan SOS Moderate (July) ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
PSMO	Pacer Swan SOS Moderate (October) ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
PSMR	Pacer Swan SOS Moderate (April) ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
PSMT	PriceSmart Inc COM USD.0001	CommonStock	NASDAQ Stock Market
PSN	Parsons Corporation Common Stock	CommonStock	New York Stock Exchange

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
PSNL	Personalis Inc COM	CommonStock	NASDAQ Stock Market
PSNY	Polestar Automotive Holding UK PLC ADR CL A	CommonStock	NASDAQ Stock Market
PSNYW	Polestar Automotive Holding UK PLC CL C-1 ADR	Warrant	NASDAQ Stock Market
PSO	Pearson Plc American Depositary Shares(Each representing One Ordinary Share)	AdrCommon	New York Stock Exchange
PSP	Invesco Exchange-Traded Fund Trust Invesco Global Listed Private Equity ETF	ExchangeTradedFund	NYSE Arca
PSQ	ProShares Trust ProShares Short QQQ	ExchangeTradedFund	NYSE Arca
PSQA	Palmer Square Funds Trust Palmer Square CLO Senior Debt ETF	ExchangeTradedFund	NYSE Arca
PSQH	PSQ Holdings, Inc. Class A Common Stock	CommonStock	New York Stock Exchange
PSQH.WS	PSQ Holdings, Inc. Warrants, each exercisable for one share of Class A common stock	Warrant	New York Stock Exchange
PSQO	Palmer Square Funds Trust Palmer Square Credit Opportunities ETF	ExchangeTradedFund	NYSE Arca
PSR	Invesco Actively Managed Exchange-Traded Fund Trust Invesco Active U.S. Real Estat	ExchangeTradedFund	NYSE Arca
PST	ProShares Trust ProShares UltraShort 7-10 Year Treasury	ExchangeTradedFund	NYSE Arca
PSTL	Postal Realty Trust, Inc. Class A Common Stock	CommonStock	New York Stock Exchange
PSTP	Innovator ETFs Trust Innovator Power Buffer Step-Up Strategy ETF	ExchangeTradedFund	NYSE Arca
PSTR	PeakShares Sector Rotation ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
PSTV	Plus Therapeutics Inc SHS	CommonStock	NASDAQ Stock Market
PSUS	Pershing Square USA, Ltd. Common Shares	Fund	New York Stock Exchange
PSWD	Xtrackers Cybersecurity Select Equity ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
PSX	Phillips 66 Common Stock	CommonStock	New York Stock Exchange
PTA	Cohen & Steers Tax-Advantaged Preferred Securities and Income Fund Common Shar	Fund	New York Stock Exchange
PTACU	Patriot Acquisition Corp UNIT (1CLA 1/2 WT)	Unit	NASDAQ Stock Market
PTBD	Pacer Funds Trust Pacer Trendpilot US Bond ETF	ExchangeTradedFund	NYSE Arca
PTC	PTC Inc COM USD.01	CommonStock	NASDAQ Stock Market
PTCT	PTC Therapeutics Inc COM USD.001	CommonStock	NASDAQ Stock Market
PTEN	Patterson-UTI Energy Inc COM USD.01	CommonStock	NASDAQ Stock Market
PTEU	Pacer Trendpilot European Index ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
PTF	Invesco Dorsey Wright Technology Momentum ETF TECH SECTR	ExchangeTradedFund	NASDAQ Stock Market
PTGX	Protagonist Therapeutics Inc COM USD.00001	CommonStock	NASDAQ Stock Market
PTH	Invesco Dorsey Wright Healthcare Momentum ETF HEALTHCR SECT	ExchangeTradedFund	NASDAQ Stock Market
PTHS	Pelthos Therapeutics Inc. Common Stock	CommonStock	NYSE American
PTIN	Pacer Funds Trust Pacer Trendpilot International ETF	ExchangeTradedFund	NYSE Arca
PTIR	GraniteShares 2x Long PLTR Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
PTL	Northern Lights Fund Trust IV Inspire 500 ETF	ExchangeTradedFund	NYSE Arca
PTLC	Pacer Trendpilot US Large Cap ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
PTLE	PTL Ltd CL A ORD NPV	CommonStock	NASDAQ Stock Market
PTLO	Portillos Inc COM CL A USD0.01	CommonStock	NASDAQ Stock Market
PTMC	Pacer Trendpilot US Mid Cap ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
PTN	Palatin Technologies Inc. COM USD.01	CommonStock	NASDAQ Stock Market
PTNM	Pitanium Ltd CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
PTNQ	Pacer Trendpilot 100 ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
PTNT	Corgi IP Licensing & Royalties ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
PTON	Peloton Interactive Inc COM CL A USD0.000025	CommonStock	NASDAQ Stock Market
PTOR	Praetorian Acquisition Corp CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
PTORU	Praetorian Acquisition Corp UNIT (1CLA 1/3 WT)	Unit	NASDAQ Stock Market
PTORW	Praetorian Acquisition Corp WT EXP 011631	Warrant	NASDAQ Stock Market
PTRB	PGIM ETF Trust PGIM Total Return Bond ETF	ExchangeTradedFund	NYSE Arca
PTRN	Pattern Group Inc CL A COM USD0.001	CommonStock	NASDAQ Stock Market
PTY	PIMCO Corporate & Income Opportunity Fund Common Shares of Beneficial Interest	Fund	New York Stock Exchange
PUBM	PubMatic Inc COM CL A	CommonStock	NASDAQ Stock Market
PUI	Invesco Dorsey Wright Utilities Momentum ETF DYN UTIL PORTF	ExchangeTradedFund	NASDAQ Stock Market
PUK	Prudential plc American Depositary Shares (Each representing Two Ordinary Shares)	AdrCommon	New York Stock Exchange
PULM	Pulmatrix Inc COM NPV	CommonStock	NASDAQ Stock Market
PULS	PGIM ETF Trust PGIM Ultra Short Bond ETF	ExchangeTradedFund	NYSE Arca
PULT	Putnam ETF Trust Putnam ESG Ultra Short ETF	ExchangeTradedFund	NYSE Arca
PUMP	ProPetro Holding Corp. Common Stock	CommonStock	New York Stock Exchange

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
PURR	Hyperliquid Strategies Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
PUSA	Aureus Greenway Holdings Inc COM USD0.001	CommonStock	NASDAQ Stock Market
PUSH	PGIM ETF Trust PGIM Ultra Short Municipal Bond ETF	ExchangeTradedFund	NYSE Arca
PVAL	Putnam ETF Trust Putnam Focused Large Cap Value ETF	ExchangeTradedFund	NYSE Arca
PVEX	TrueShares ConVex Protect ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
PVH	PVH Corp. Common Stock	CommonStock	New York Stock Exchange
PVI	Invesco Exchange-Traded Fund Trust II Invesco Floating Rate Municipal Income ETF	ExchangeTradedFund	NYSE Arca
PVL	Permianville Royalty Trust Trust Units representing beneficial interests in the trust	CommonStock	New York Stock Exchange
PVLA	Palvella Therapeutics Inc COM USD.001	CommonStock	NASDAQ Stock Market
PW	Power REIT Common Shares of Beneficial Interest	CommonStock	NYSE American
PWB	Invesco Exchange-Traded Fund Trust Invesco Large Cap Growth ETF	ExchangeTradedFund	NYSE Arca
PWER	Nomura ETF Trust Nomura Energy Transition ETF	ExchangeTradedFund	NYSE Arca
PWP	Perella Weinberg Partners COM CL A	CommonStock	NASDAQ Stock Market
PWR	Quanta Services, Inc. Common Stock	CommonStock	New York Stock Exchange
PWRD	TCW Transform Systems ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
PWRL	Powerlaw Corp COM USD0.001	CommonStock	NASDAQ Stock Market
PWS	Pacer WealthShield ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
PWV	Invesco Exchange-Traded Fund Trust Invesco Large Cap Value ETF	ExchangeTradedFund	NYSE Arca
PWZ	Invesco Exchange-Traded Fund Trust II Invesco California AMT-Free Municipal Bond E	ExchangeTradedFund	NYSE Arca
PWpA	Power REIT 7.75% Series A Cumulative Redeemable Perpetual Preferred Stock Liquida	PreferredStock	NYSE American
PXE	Invesco Exchange-Traded Fund Trust Invesco Energy Exploration & Production ETF	ExchangeTradedFund	NYSE Arca
PXED	Phoenix Education Partners, Inc. Common Stock	CommonStock	New York Stock Exchange
PXF	Invesco Exchange-Traded Fund Trust II Invesco RAFI Developed Markets ex-U.S. ETF	ExchangeTradedFund	NYSE Arca
PXH	Invesco Exchange-Traded Fund Trust II Invesco RAFI Emerging Markets ETF	ExchangeTradedFund	NYSE Arca
PXI	Invesco Dorsey Wright Energy Momentum ETF ENERGY SECT	ExchangeTradedFund	NASDAQ Stock Market
PXJ	Invesco Exchange-Traded Fund Trust Invesco Oil & Gas Services ETF	ExchangeTradedFund	NYSE Arca
PXLW	Pixelworks Inc COM USD.001	CommonStock	NASDAQ Stock Market
PXS	Pyxis Tankers Inc COM USD.001	CommonStock	NASDAQ Stock Market
PY	Principal Value ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
PYLD	PIMCO ETF Trust PIMCO Multisector Bond Active Exchange-Traded Fund	ExchangeTradedFund	NYSE Arca
PYPD	PolyPid Ltd COM NPV	CommonStock	NASDAQ Stock Market
PYPG	Leverage Shares 2X Long PYPL Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
PYPL	PayPal Holdings Inc COM USD.0001	CommonStock	NASDAQ Stock Market
PYPU	Direxion Shares ETF Trust Direxion Daily PYPL Bull 2X ETF	ExchangeTradedFund	NYSE Arca
PYPY	Tidal Trust II YieldMax PYPL Option Income Strategy ETF	ExchangeTradedFund	NYSE Arca
PYT	Merrill Lynch Depositor, Inc. PPLUS Floating Rate Callable Trust Certificates, Series GS	StructuredProduct	New York Stock Exchange
PYXS	Pyxis Oncology Inc COM USD0.001	CommonStock	NASDAQ Stock Market
PYZ	Invesco Dorsey Wright Basic Materials Momentum ETF BASIC MATRL	ExchangeTradedFund	NASDAQ Stock Market
PZA	Invesco Exchange-Traded Fund Trust II Invesco National AMT-Free Municipal Bond ET	ExchangeTradedFund	NYSE Arca
PZG	Paramount Gold Nevada Corp. Common Stock $0.01 par value	CommonStock	NYSE American
PZIV	Advisors Series Trust Pzena International Value ETF	ExchangeTradedFund	NYSE Arca
PZLV	Advisors Series Trust Pzena U.S. Large Cap Value ETF	ExchangeTradedFund	NYSE Arca
PZT	Invesco Exchange-Traded Fund Trust II Invesco New York AMT-Free Municipal Bond E	ExchangeTradedFund	NYSE Arca
PZZA	Papa John's International Inc COM USD.01	CommonStock	NASDAQ Stock Market
Q	Qnity Electronics, Inc. Common Stock	CommonStock	New York Stock Exchange
QABA	First Trust NASDAQ ABA Community Bank Index Fund ETF	ExchangeTradedFund	NASDAQ Stock Market
QADR	QDRO Acquisition Corp CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
QADRU	QDRO Acquisition Corp UNIT (1CLA 1/2 WT)	Unit	NASDAQ Stock Market
QADRW	QDRO Acquisition Corp WT EXP 032731	Warrant	NASDAQ Stock Market
QAI	New York Life Investments ETF Trust NYLI Hedge Multi-Strategy Tracker ETF	ExchangeTradedFund	NYSE Arca
QALT	SEI DBi Multi-Strategy Alternative ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
QARP	DBX ETF Trust Xtrackers Russell 1000 US Quality at a Reasonable Price ETF	ExchangeTradedFund	NYSE Arca
QAT	iShares MSCI Qatar ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
QB	Nasdaq-100 Dynamic Buffer ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
QBER	TrueShares Quarterly Bear Hedge ETF ETF	ExchangeTradedFund	CBOE BZX Exchange

Pearl Equities Securities List as of 6/4/2026			
Symbol	**Security Name**	**Security Class**	**Listed Exchange**
QBF	Innovator Uncapped Bitcoin 20 Floor ETF-Quarterly ETF	ExchangeTradedFund	CBOE BZX Exchange
QBIF	AllianzIM International Equity Buffer15 ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
QBIG	Invesco Top QQQ ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
QBIV	AllianzIM International Equity Buffer5 ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
QBKF	AllianzIM U.S. Small Cap Buffer15 ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
QBKV	AllianzIM U.S. Small Cap Buffer5 ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
QBQF	AllianzIM Growth-100 Buffer15 ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
QBQV	AllianzIM Growth-100 Buffer5 ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
QBSF	AllianzIM U.S. Equity Buffer15 ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
QBSV	AllianzIM U.S Equity Buffer5 ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
QBTS	D-Wave Quantum Inc. Common Stock	CommonStock	New York Stock Exchange
QBTX	Tradr 2X Long QBTS Daily ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
QBTZ	Defiance Daily Target 2x Short QBTS ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
QBUF	Innovator Nasdaq-100 10 Buffer ETF Quarterly ETF	ExchangeTradedFund	NASDAQ Stock Market
QBUL	TrueShares Quarterly Bull Hedge ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
QBY	GraniteShares YieldBoost QBTS ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
QCAP	FT Vest Nasdaq-100 Conservative Buffer ETF - April ETF	ExchangeTradedFund	CBOE BZX Exchange
QCJA	FT Vest Nasdaq-100 Conservative Buffer ETF - January ETF	ExchangeTradedFund	CBOE BZX Exchange
QCJL	FT Vest Nasdaq-100 Conservative Buffer ETF - July ETF	ExchangeTradedFund	CBOE BZX Exchange
QCLN	First Trust NASDAQ Clean Edge Green Energy Index Fund CLEAN EDGE LIQUID	ExchangeTradedFund	NASDAQ Stock Market
QCLR	Global X NASDAQ 100 Collar 95-110 ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
QCLS	Q/C Technologies Inc COM USD0.001	CommonStock	NASDAQ Stock Market
QCMD	Direxion Daily QCOM Bear 1X ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
QCML	GraniteShares 2x Long QCOM Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
QCMU	Direxion Daily QCOM Bull 2X ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
QCOC	FT Vest Nasdaq-100 Conservative Buffer ETF - October ETF	ExchangeTradedFund	CBOE BZX Exchange
QCOM	QUALCOMM Inc. COM USD.0001	CommonStock	NASDAQ Stock Market
QCRH	QCR Holdings Inc COM USD1	CommonStock	NASDAQ Stock Market
QDEC	FT Vest Nasdaq-100 Buffer ETF - December ETF	ExchangeTradedFund	CBOE BZX Exchange
QDEF	FlexShares Trust FlexShares Quality Dividend Defensive Index Fund	ExchangeTradedFund	NYSE Arca
QDEL	QuidelOrtho Corporation COM NPV	CommonStock	NASDAQ Stock Market
QDF	FlexShares Trust FlexShares Quality Dividend Index Fund	ExchangeTradedFund	NYSE Arca
QDIV	Global X Funds Global X S&P 500 Quality Dividend ETF	ExchangeTradedFund	NYSE Arca
QDPL	Pacer Funds Trust Pacer Metaurus US Large Cap Dividend Multiplier 400 ETF	ExchangeTradedFund	NYSE Arca
QDTE	Roundhill Innovation-100 0DTE Covered Call Strategy ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
QDTY	YieldMax Nasdaq 100 0DTE Covered Call Strategy ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
QDVO	Amplify ETF Trust Amplify CWP Growth & Income ETF	ExchangeTradedFund	NYSE Arca
QEFA	SPDR Index Shares Funds State Street SPDR MSCI EAFE StrategicFactors ETF	ExchangeTradedFund	NYSE Arca
QEMM	SPDR Index Shares Funds State Street SPDR MSCI Emerging Markets StrategicFactors	ExchangeTradedFund	NYSE Arca
QETA	Quetta Acquisition Corp COM USD0.0001	CommonStock	NASDAQ Stock Market
QETAR	Quetta Acquisition Corporation Right	Right	NASDAQ Stock Market
QETAU	Quetta Acquisition Corp UNIT (1 COM, 0.1 RT)	Unit	NASDAQ Stock Market
QETH	Invesco Galaxy Ethereum ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
QEW	Invesco QQQ Equal Weight ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
QFHD	Pacer S&P 500 Quality FCF High Dividend ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
QFIN	Qfin Holdings Inc ADS	AdrCommon	NASDAQ Stock Market
QFLR	Innovator ETFs Trust Innovator Nasdaq-100 Managed Floor ETF	ExchangeTradedFund	NYSE Arca
QFRD	Pacer S&P 500 Quality FCF R&D Leaders ETF	ExchangeTradedFund	CBOE BZX Exchange
QGEN	QIAGEN N.V. Common Shares	CommonStock	New York Stock Exchange
QGRD	Horizon Nasdaq-100 Defined Risk ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
QGRO	American Century ETF Trust American Century U.S. Quality Growth ETF	ExchangeTradedFund	NYSE Arca
QGRW	WisdomTree Trust WisdomTree U.S. Quality Growth Fund	ExchangeTradedFund	NYSE Arca
QH	Quhuo Limited ADR	AdrCommon	NASDAQ Stock Market
QHDG	Innovator Hedged Nasdaq-100 ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
QHY	WisdomTree U.S. High Yield Corporate Bond Fund ETF	ExchangeTradedFund	CBOE BZX Exchange

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
QID	ProShares Trust ProShares UltraShort QQQ	ExchangeTradedFund	NYSE Arca
QIDX	Spinnaker ETF Series Indexperts Quality Earnings Focused ETF	ExchangeTradedFund	NYSE Arca
QIG	WisdomTree U.S. Corporate Bond Fund ETF	ExchangeTradedFund	CBOE BZX Exchange
QINT	American Century ETF Trust American Century Quality Diversified International ETF	ExchangeTradedFund	NYSE Arca
QIS	Simplify Exchange Traded Funds Simplify Multi-QIS Alternative ETF	ExchangeTradedFund	NYSE Arca
QJN	Corgi Growth & Technology 10 Structured Buffer ETF - June Series ETF	ExchangeTradedFund	CBOE BZX Exchange
QJUN	FT Vest Nasdaq-100 Buffer ETF - June ETF	ExchangeTradedFund	CBOE BZX Exchange
QLC	FlexShares US Quality Large Cap Index Fund ETF	ExchangeTradedFund	CBOE BZX Exchange
QLD	ProShares Trust ProShares Ultra QQQ	ExchangeTradedFund	NYSE Arca
QLDY	Defiance Nasdaq 100 LightningSpread Income ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
QLEP.U	Quantum Leap Acquisition Corp Units, each consisting of one Class A Ordinary Share a	Unit	New York Stock Exchange
QLTA	iShares Trust iShares Aaa - A Rated Corporate Bond ETF	ExchangeTradedFund	NYSE Arca
QLTI	GMO ETF Trust GMO International Quality ETF	ExchangeTradedFund	NYSE Arca
QLTY	GMO ETF Trust GMO U.S. Quality ETF	ExchangeTradedFund	NYSE Arca
QLV	FlexShares Trust FlexShares US Quality Low Volatility Index Fund	ExchangeTradedFund	NYSE Arca
QLVD	FlexShares Trust FlexShares Developed Markets ex-US Quality Low Volatility Index Fu	ExchangeTradedFund	NYSE Arca
QLVE	FlexShares Trust FlexShares Emerging Markets Quality Low Volatility Index Fund	ExchangeTradedFund	NYSE Arca
QLYS	Qualys Inc COM USD0.001	CommonStock	NASDAQ Stock Market
QMAG	FT Vest Nasdaq-100 Moderate Buffer ETF - August ETF	ExchangeTradedFund	CBOE BZX Exchange
QMAR	FT Vest Nasdaq-100 Buffer ETF - March ETF	ExchangeTradedFund	CBOE BZX Exchange
QMCO	Quantum Corp COM DSSG	CommonStock	NASDAQ Stock Market
QMFE	FT Vest Nasdaq-100 Moderate Buffer ETF - February ETF	ExchangeTradedFund	CBOE BZX Exchange
QMID	WisdomTree U.S. MidCap Quality Growth Fund ETF	ExchangeTradedFund	NASDAQ Stock Market
QMMM	QMMM Holdings Ltd CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
QMMY	FT Vest Nasdaq-100 Moderate Buffer ETF - May ETF	ExchangeTradedFund	CBOE BZX Exchange
QMNV	FT Vest Nasdaq-100 Moderate Buffer ETF - November ETF	ExchangeTradedFund	CBOE BZX Exchange
QMOM	Alpha Architect U.S. Quantitative Momentum ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
QMY	Corgi Growth & Technology 10 Structured Buffer ETF - May Series ETF	ExchangeTradedFund	CBOE BZX Exchange
QNC	Quantum eMotion Corp. Common Shares	CommonStock	NYSE American
QNCX	Quince Therapeutics Inc COM	CommonStock	NASDAQ Stock Market
QNRX	Quoin Pharmaceuticals Ltd SPON ADS	AdrCommon	NASDAQ Stock Market
QNST	QuinStreet Inc COM USD.001	CommonStock	NASDAQ Stock Market
QNT	Quantinuum Inc CL A COM USD0.0001	CommonStock	NASDAQ Stock Market
QNTM	Quantum BioPharma Ltd CL B SUB VTG	CommonStock	NASDAQ Stock Market
QNXT	iShares Nasdaq-100 ex Top 30 ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
QOWZ	Invesco Nasdaq Free Cash Flow Achievers ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
QPUX	Defiance 2X Daily Long Pure Quantum ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
QPX	AdvisorShares Trust AdvisorShares Q Dynamic Growth ETF	ExchangeTradedFund	NYSE Arca
QQA	Invesco QQQ Income Advantage ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
QQDN	ProShares UltraShort QQQ Mega ETF	ExchangeTradedFund	NASDAQ Stock Market
QQEW	First Trust Nasdaq-100 Select Equal Weight ETF SHS	ExchangeTradedFund	NASDAQ Stock Market
QQH	Northern Lights Fund Trust III HCM Defender 100 Index ETF	ExchangeTradedFund	NYSE Arca
QQHG	Invesco QQQ Hedged Advantage ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
QQJN	Corgi Growth & Technology 15 Structured Buffer ETF - June Series ETF	ExchangeTradedFund	CBOE BZX Exchange
QQLV	Invesco QQQ Low Volatility ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
QQMG	Invesco ESG NASDAQ 100 ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
QQMY	Corgi Growth & Technology 15 Structured Buffer ETF - May Series ETF	ExchangeTradedFund	CBOE BZX Exchange
QQQ	Invesco QQQ Trust Series 1 UNIT SER 1	ExchangeTradedFund	NASDAQ Stock Market
QQQA	ProShares Nasdaq-100 Dorsey Wright Momentum ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
QQQD	Direxion Shares ETF Trust Direxion Daily Magnificent 7 Bear 1X ETF	ExchangeTradedFund	NYSE Arca
QQQE	Direxion NASDAQ-100 Equal Weighted Index ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
QQQG	Pacer Nasdaq 100 Top 50 Cash Cows Growth Leaders ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
QQQH	NEOS Nasdaq-100 Hedged Equity Income ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
QQQI	NEOS Nasdaq 100 High Income ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
QQQJ	Invesco NASDAQ Next Gen 100 ETF ETF	ExchangeTradedFund	NASDAQ Stock Market

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
QQQM	Invesco NASDAQ 100 ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
QQQP	Tradr 2X Long Innovation 100 Quarterly ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
QQQS	Invesco NASDAQ Future Gen 200 ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
QQQT	Defiance Nasdaq 100 Income Target ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
QQQU	Direxion Shares ETF Trust Direxion Daily Magnificent 7 Bull 2X ETF	ExchangeTradedFund	NYSE Arca
QQQX	Nuveen Nasdaq 100 Dynamic Overwrite Fund CLOSED END	Fund	NASDAQ Stock Market
QQQY	Defiance Nasdaq 100 Weekly Distribution ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
QQUP	ProShares Ultra QQQ Mega ETF	ExchangeTradedFund	NASDAQ Stock Market
QQWZ	Pacer Cash COWZ 100-Nasdaq 100 Rotator ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
QQXL	ProShares Ultra QQQ Top 30 ETF	ExchangeTradedFund	NASDAQ Stock Market
QQXT	First Trust NASDAQ-100 Ex-Technology Sector Index Fund NASDAQ-100 EX-TECH	ExchangeTradedFund	NASDAQ Stock Market
QRED	QuasarEdge Acquisition Corporation Ordinary Shares	CommonStock	New York Stock Exchange
QRED.U	QuasarEdge Acquisition Corporation Units, each consisting of one Ordinary Share and	Unit	New York Stock Exchange
QREDr	QuasarEdge Acquisition Corporation Rights to receive one-fourth (1/4) of one Ordina	Right	New York Stock Exchange
QRFT	Exchange Listed Funds Trust QRAFT AI-Enhanced US Large Cap ETF	ExchangeTradedFund	NYSE Arca
QRHC	Quest Resource Holding Corp COM USD.001	CommonStock	NASDAQ Stock Market
QRMI	Global X NASDAQ 100 Risk Managed Income ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
QRVO	Qorvo Inc COM NPV	CommonStock	NASDAQ Stock Market
QS	QuantumScape Corp COM CL A	CommonStock	NASDAQ Stock Market
QSEA	Quartzsea Acquisition Corp ORD USD0.0001	CommonStock	NASDAQ Stock Market
QSEAR	Quartzsea Acquisition Corporation Rights	Right	NASDAQ Stock Market
QSEAU	Quartzsea Acquisition Corp UNIT(1 ORD 1RT)	Unit	NASDAQ Stock Market
QSI	Quantum-Si Inc COM CL A	CommonStock	NASDAQ Stock Market
QSIAW	Quantum-Si Inc WT EXP 061026	Warrant	NASDAQ Stock Market
QSIG	WisdomTree U.S. Short Term Corporate Bond Fund ETF	ExchangeTradedFund	CBOE BZX Exchange
QSIX	Pacer Metaurus Nasdaq 100 Dividend Multiplier 600 ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
QSML	WisdomTree U.S. SmallCap Quality Growth Fund ETF	ExchangeTradedFund	NASDAQ Stock Market
QSOL	Invesco Galaxy Solana ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
QSPT	FT Vest Nasdaq-100 Buffer ETF - September ETF	ExchangeTradedFund	CBOE BZX Exchange
QSR	Restaurant Brands International Inc. Common Share	CommonStock	New York Stock Exchange
QSU	Tidal Trust II Defiance Daily Target 2X Long QS ETF	ExchangeTradedFund	NYSE Arca
QTAC	Q3 All-Season Tactical Advantage ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
QTAP	Innovator Growth Accelerated Plus ETF - April ETF	ExchangeTradedFund	CBOE BZX Exchange
QTEC	First Trust NASDAQ-100 Technology Sector Index Fund SHS	ExchangeTradedFund	NASDAQ Stock Market
QTEX	QTREX Quantum Ltd ORD SHS	CommonStock	NASDAQ Stock Market
QTEXW	QTREX Quantum Ltd WT EXP 063026	Warrant	NASDAQ Stock Market
QTI	QT Imaging Holdings Inc COM	CommonStock	NASDAQ Stock Market
QTJA	Innovator Growth Accelerated Plus ETF - January ETF	ExchangeTradedFund	CBOE BZX Exchange
QTJL	Innovator Growth Accelerated Plus ETF - July ETF	ExchangeTradedFund	CBOE BZX Exchange
QTOC	Innovator Growth Accelerated Plus ETF - October ETF	ExchangeTradedFund	CBOE BZX Exchange
QTOP	iShares Nasdaq Top 30 Stocks ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
QTPI	Exchange Place Advisors Trust North Square RCIM Tax-Advantaged Preferred and Inc	ExchangeTradedFund	NYSE Arca
QTR	Global X NASDAQ 100 Tail Risk ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
QTRX	Quanterix Corp COM	CommonStock	NASDAQ Stock Market
QTTB	Q32 Bio Inc COM	CommonStock	NASDAQ Stock Market
QTUM	ETF Series Solutions Defiance Quantum ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
QTWO	Q2 Holdings, Inc. Common Stock, $0.0001 par value	CommonStock	New York Stock Exchange
QUAD	Quad/Graphics, Inc. Class A Common Stock	CommonStock	New York Stock Exchange
QUAL	iShares MSCI USA Quality Factor ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
QUBT	Quantum Computing Inc COM	CommonStock	NASDAQ Stock Market
QUBX	Tradr 2X Long QUBT Daily ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
QUCY	Quantum Cyber N.V. ORD SHS	CommonStock	NASDAQ Stock Market
QUIK	QuickLogic Corp COM USD.001	CommonStock	NASDAQ Stock Market
QUIZ	Zacks Trust Zacks Quality International ETF	ExchangeTradedFund	NYSE Arca
QULL	UBS AG ETRACS 2x Leveraged MSCI US Quality Factor TR ETN	ExchangeTradedNote	NYSE Arca

Pearl Equities Securities List as of 6/4/2026			
Symbol	**Security Name**	**Security Class**	**Listed Exchange**
QUMS	Quantumsphere Acquisition Corp ORD USD0.0001	CommonStock	NASDAQ Stock Market
QUMSR	Quantumsphere Acquisition Corp. Rights	Right	NASDAQ Stock Market
QUMSU	Quantumsphere Acquisition Corp UNIT(1 ORD 1RT)	Unit	NASDAQ Stock Market
QURE	UniQure NV ORD EUR.01	CommonStock	NASDAQ Stock Market
QUS	SPDR Series Trust State Street SPDR MSCI USA StrategicFactors ETF	ExchangeTradedFund	NYSE Arca
QUSA	Tidal Trust III VistaShares Target 15 USA Quality Income ETF	ExchangeTradedFund	NYSE Arca
QVAL	Alpha Architect U.S. Quantitative Value ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
QVML	Invesco Exchange-Traded Fund Trust II Invesco S&P 500 QVM Multi-factor ETF	ExchangeTradedFund	NYSE Arca
QVMM	Invesco Exchange-Traded Fund Trust II Invesco S&P MidCap 400 QVM Multi-factor ET	ExchangeTradedFund	NYSE Arca
QVMS	Invesco Exchange-Traded Fund Trust II Invesco S&P SmallCap 600 QVM Multi-factor E	ExchangeTradedFund	NYSE Arca
QVMT	Invesco Exchange-Traded Fund Trust II Invesco S&P 500 Concentrated QVM ETF	ExchangeTradedFund	NYSE Arca
QVOL	Infrastructure Capital Nasdaq Option Income ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
QVOY	Q3 All-Season Active Rotation ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
QWLD	SPDR Index Shares Funds State Street SPDR MSCI World StrategicFactors ETF	ExchangeTradedFund	NYSE Arca
QXL	Quantum X Labs Inc COM	CommonStock	NASDAQ Stock Market
QXO	QXO, Inc. Common Stock	CommonStock	New York Stock Exchange
QXOpB	QXO, Inc. Depositary Shares, each representing a 1/20th interest in a share of 5.50% $	StructuredProduct	New York Stock Exchange
QXQ	SGI Enhanced Nasdaq-100 ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
QYLD	Global X NASDAQ-100 Covered Call ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
QYLG	Global X Nasdaq 100 Covered Call & Growth ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
R	Ryder System, Inc. Common Stock	CommonStock	New York Stock Exchange
RA	Brookfield Real Assets Income Fund Inc. Shares of Common Stock	Fund	New York Stock Exchange
RAA	SMI 3Fourteen REAL Asset Allocation ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
RAAA	Advisor Managed Portfolios Reckoner Yield Enhanced AAA CLO ETF	ExchangeTradedFund	NYSE Arca
RAAQ	Real Asset Acquisition Corp CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
RAAQU	Real Asset Acquisition Corp UNIT (1CLA 1/2 WT)	Unit	NASDAQ Stock Market
RAAQW	Real Asset Acquisition Corp WT EXP 042430	Warrant	NASDAQ Stock Market
RAAR	Advisor Managed Portfolios Reckoner Yield Enhanced AAA CLO Reinvesting ETF	ExchangeTradedFund	NYSE Arca
RAAX	VanEck ETF Trust VanEck Real Assets ETF	ExchangeTradedFund	NYSE Arca
RAAY	Advisor Managed Portfolios Reckoner Yield Enhanced AAA CLO Annual ETF	ExchangeTradedFund	NYSE Arca
RAC	Rithm Acquisition Corp. Class A Ordinary Shares	CommonStock	New York Stock Exchange
RAC.U	Rithm Acquisition Corp. Units (each consists of one Class A Ordinary Share and one-th	Unit	New York Stock Exchange
RAC.WS	Rithm Acquisition Corp. Redeemable warrants, each whole warrant exercisable for or	Warrant	New York Stock Exchange
RACC	Research Alliance Corp III CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
RACE	Ferrari N.V. Common Shares	CommonStock	New York Stock Exchange
RACK	VanEck Data Center Supply Chain ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
RADX	Radiopharm Theranostics Limited ADR	AdrCommon	NASDAQ Stock Market
RAFE	PIMCO Equity Series PIMCO RAFI ESG U.S. ETF	ExchangeTradedFund	NYSE Arca
RAIL	FreightCar America Inc COM USD.01	CommonStock	NASDAQ Stock Market
RAIN	Rain Enhancement Technologies Holdco Inc CL A COM USD0.0001	CommonStock	NASDAQ Stock Market
RAINW	Rain Enhancement Technologies Holdco Inc WT EXP 123129	Warrant	NASDAQ Stock Market
RAL	Ralliant Corporation Common Stock	CommonStock	New York Stock Exchange
RAMP	LiveRamp Holdings, Inc. Common Stock	CommonStock	New York Stock Exchange
RAND	Rand Capital Corp COM USD.1	CommonStock	NASDAQ Stock Market
RANG	Range Capital Acquisition Corp ORD USD0.0001	CommonStock	NASDAQ Stock Market
RANGR	Range Capital Acquisition Corp. Rights	Right	NASDAQ Stock Market
RANGU	Range Capital Acquisition Corp UNIT(1ORD 1RT)	Unit	NASDAQ Stock Market
RANI	Rani Therapeutics Holdings Inc COM CL A	CommonStock	NASDAQ Stock Market
RAPP	Rapport Therapeutics Inc COM	CommonStock	NASDAQ Stock Market
RARE	Ultragenyx Pharmaceutical Inc COM USD.001	CommonStock	NASDAQ Stock Market
RAUS	RACWI US ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
RAVE	Rave Restaurant Group Inc COM USD.01	CommonStock	NASDAQ Stock Market
RAVI	FlexShares Trust FlexShares Ultra-Short Income Fund	ExchangeTradedFund	NYSE Arca
RAY	Raytech Holding Ltd ORD USD0.00000625	CommonStock	NASDAQ Stock Market
RAYA	Erayak Power Solution Group Inc CL A ORD USD0.22	CommonStock	NASDAQ Stock Market

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
RAYJ	The Advisors Inner Circle Fund III Rayliant SMDAM Japan Equity ETF	ExchangeTradedFund	NYSE Arca
RB	ProShares Russell 2000 Dynamic Buffer ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
RBA	RB Global, Inc. Common Stock	CommonStock	New York Stock Exchange
RBB	RBB Bancorp COM NPV	CommonStock	NASDAQ Stock Market
RBBN	Ribbon Communications Inc COM USD.001	CommonStock	NASDAQ Stock Market
RBC	RBC Bearings Incorporated Common Stock	CommonStock	New York Stock Exchange
RBCAA	Republic Bancorp Inc CL A COM NPV	CommonStock	NASDAQ Stock Market
RBIL	F/m Ultrashort Treasury Inflation-Protected Security (TIPS) ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
RBKB	Rhinebeck Bancorp Inc COM	CommonStock	NASDAQ Stock Market
RBLD	First Trust Exchange-Traded Fund II First Trust Alerian US NextGen Infrastructure ETF	ExchangeTradedFund	NYSE Arca
RBLU	T-REX 2X Long RBLX Daily Target ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
RBLX	Roblox Corporation Class A Common Stock	CommonStock	New York Stock Exchange
RBLY	Tidal Trust II YieldMax RBLX Option Income Strategy ETF	ExchangeTradedFund	NYSE Arca
RBNE	Robin Energy Ltd COM	CommonStock	NASDAQ Stock Market
RBRK	Rubrik, Inc. Class A Common Stock	CommonStock	New York Stock Exchange
RBUF	Innovator U.S. Small Cap 10 Buffer ETF - Quarterly ETF	ExchangeTradedFund	CBOE BZX Exchange
RC	Ready Capital Corporation Common Stock	CommonStock	New York Stock Exchange
RCAT	Red Cat Holdings Inc COM	CommonStock	NASDAQ Stock Market
RCAX	Defiance Daily Target 2x Long RCAT ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
RCD	Ready Capital Corporation 9.00% Senior Notes due 2029	StructuredProduct	New York Stock Exchange
RCEL	AVITA Medical Inc COM	AdrCommon	NASDAQ Stock Market
RCG	RENN Fund Inc. Common Stock	Fund	NYSE American
RCGE	RockCreek Global Equality ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
RCI	Rogers Communications Inc. Class B Non-Voting Shares	CommonStock	New York Stock Exchange
RCKT	Rocket Pharmaceuticals Inc COM USD.01	CommonStock	NASDAQ Stock Market
RCKTW	Rocket Pharmaceuticals Inc WT EXP 090226	Warrant	NASDAQ Stock Market
RCKY	Rocky Brands Inc COM NPV	CommonStock	NASDAQ Stock Market
RCL	Royal Caribbean Group Common Stock	CommonStock	New York Stock Exchange
RCLO	Advisor Managed Portfolios Reckoner BBB-B CLO ETF	ExchangeTradedFund	NYSE Arca
RCLR	Advisor Managed Portfolios Reckoner BBB-B CLO Reinvesting ETF	ExchangeTradedFund	NYSE Arca
RCLY	Advisor Managed Portfolios Reckoner BBB-B CLO Annual ETF	ExchangeTradedFund	NYSE Arca
RCMT	RCM Technologies Inc COM USD.05	CommonStock	NASDAQ Stock Market
RCON	Recon Technology Ltd ORD CL A USD.01	CommonStock	NASDAQ Stock Market
RCS	PIMCO Strategic Income Fund, Inc. Common Stock	Fund	New York Stock Exchange
RCT	RedCloud Holdings plc ORD GBP0.001	CommonStock	NASDAQ Stock Market
RCTR	First Trust Exchange-Traded Fund II First Trust Bloomberg Nuclear Power ETF	ExchangeTradedFund	NYSE Arca
RCUS	Arcus Biosciences, Inc. Common Stock	CommonStock	New York Stock Exchange
RCpC	Ready Capital Corporation 6.25% Series C Cumulative Convertible Preferred Stock	PreferredStock	New York Stock Exchange
RCpE	Ready Capital Corporation 6.50% Series E Cumulative Redeemable Preferred Stock	PreferredStock	New York Stock Exchange
RDAC	Rising Dragon Acquisition Corp ORD USD0.0001	CommonStock	NASDAQ Stock Market
RDACR	Rising Dragon Acquisition Corp. Rights	Right	NASDAQ Stock Market
RDACU	Rising Dragon Acquisition Corp UNIT(1ORD 1RT)	Unit	NASDAQ Stock Market
RDAG	Republic Digital Acquisition Co CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
RDAGU	Republic Digital Acquisition Co UNIT (1CLA 1/2WT)	Unit	NASDAQ Stock Market
RDAGW	Republic Digital Acquisition Co WT EXP 103131	Warrant	NASDAQ Stock Market
RDCM	RADCOM Ltd ORD NIS.05	CommonStock	NASDAQ Stock Market
RDDT	Reddit, Inc. Class A Common Stock	CommonStock	New York Stock Exchange
RDFI	Rareview Dynamic Fixed Income ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
RDGT	Ridgetech Inc ORD USD0.15	CommonStock	NASDAQ Stock Market
RDHL	Redhill Biopharma Ltd ADR	AdrCommon	NASDAQ Stock Market
RDI	Reading International Inc. CL A	CommonStock	NASDAQ Stock Market
RDIB	Reading International Inc. CL B	CommonStock	NASDAQ Stock Market
RDIV	Invesco Exchange-Traded Fund Trust II Invesco S&P Ultra Dividend Revenue ETF	ExchangeTradedFund	NYSE Arca
RDN	Radian Group Inc. Common Stock	CommonStock	New York Stock Exchange
RDNT	RadNet Inc COM USD.01	CommonStock	NASDAQ Stock Market

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
RDNW	RideNow Group Inc CL B COM NPV	CommonStock	NASDAQ Stock Market
RDOG	ALPS ETF Trust ALPS REIT Dividend Dogs ETF	ExchangeTradedFund	NYSE Arca
RDTE	Roundhill Russell 2000 0DTE Covered Call Strategy ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
RDTL	GraniteShares 2x Long RDDT Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
RDTY	YieldMax Russell 2000 0DTE Covered Call Strategy ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
RDVI	FT Vest Rising Dividend Achievers Target Income ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
RDVT	Red Violet Inc COM	CommonStock	NASDAQ Stock Market
RDVY	First Trust Rising Dividend Achievers ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
RDW	Redwire Corporation Common Stock	CommonStock	New York Stock Exchange
RDWR	Radware Ltd ORD NIS.1	CommonStock	NASDAQ Stock Market
RDWU	T-REX 2X Long RDW Daily Target ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
RDY	Dr. Reddy's Laboratories Limited American Depositary Shares (Each representing one	AdrCommon	New York Stock Exchange
RDYY	Tidal Trust II YieldMax RDDT Option Income Strategy ETF	ExchangeTradedFund	NYSE Arca
RDZN	Roadzen Inc CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
RDZNW	Roadzen Inc WT EXP 113028	Warrant	NASDAQ Stock Market
REA	Rare Earths Americas, Inc. Common Stock	CommonStock	NYSE American
REAI	Intelligent Real Estate ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
REAL	RealReal Inc (The) COM	CommonStock	NASDAQ Stock Market
REAX	Real Brokerage Inc (The) COM	CommonStock	NASDAQ Stock Market
REBN	Reborn Coffee Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
RECS	Columbia ETF Trust I Columbia Research Enhanced Core ETF	ExchangeTradedFund	NYSE Arca
RECT	Rectitude Holdings Ltd ORD USD0.0001	CommonStock	NASDAQ Stock Market
REE	REE Automotive Ltd COM CL A	CommonStock	NASDAQ Stock Market
REED	Reed's, Inc. Common Stock	CommonStock	NYSE American
REET	iShares Trust iShares Global REIT ETF	ExchangeTradedFund	NYSE Arca
REFA	Columbia ETF Trust I Columbia Research Enhanced International Equity ETF	ExchangeTradedFund	NYSE Arca
REFI	Chicago Atlantic Real Estate Finance Inc COM USD0.01	CommonStock	NASDAQ Stock Market
REFR	Research Frontiers Inc COM USD1.25	CommonStock	NASDAQ Stock Market
REG	Regency Centers Corp. COM USD.01	CommonStock	NASDAQ Stock Market
REGCO	Regency Centers Corp. 5.875% SR B CUM RED	PreferredStock	NASDAQ Stock Market
REGCP	Regency Centers Corp. 6.25% SR A CUM RED	PreferredStock	NASDAQ Stock Market
REGL	Proshares Trust - ProShares S&P MidCap 400 Dividend Aristocrats ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
REGN	Regeneron Pharmaceuticals Inc COM USD.001	CommonStock	NASDAQ Stock Market
REGS	Columbia ETF Trust I Columbia Large Cap Growth ETF	ExchangeTradedFund	NYSE Arca
REI	Ring Energy Inc. Common Stock	CommonStock	NYSE American
REIT	ALPS Active REIT ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
REK	ProShares Trust ProShares Short Real Estate	ExchangeTradedFund	NYSE Arca
REKR	Rekor Systems Inc COM	CommonStock	NASDAQ Stock Market
RELL	Richardson Electronics Ltd COM USD.05	CommonStock	NASDAQ Stock Market
RELX	RELX PLC American Depositary Shares (Each representing One Ordinary Share)	AdrCommon	New York Stock Exchange
RELY	Remitly Global Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
REM	iShares Mortgage Real Estate ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
REMC	Columbia ETF Trust I Columbia Research Enhanced Mid Cap ETF	ExchangeTradedFund	NYSE Arca
REMG	Russell Investments Emerging Markets Equity ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
REMX	VanEck ETF Trust VanEck Rare Earth and Strategic Metals ETF	ExchangeTradedFund	NYSE Arca
RENT	Rent the Runway Inc COM CL A USD0.001	CommonStock	NASDAQ Stock Market
RENX	RenX Enterprises Corp COM	CommonStock	NASDAQ Stock Market
REPL	Replimune Group Inc COM	CommonStock	NASDAQ Stock Market
REPX	Riley Exploration Permian, Inc. Common Stock	CommonStock	NYSE American
RERE	ATRenew Inc. American Depositary Shares (every three of which representing two Cla	AdrCommon	New York Stock Exchange
RES	RPC, Inc. Common Stock	CommonStock	New York Stock Exchange
RESM	Columbia ETF Trust I Columbia Research Enhanced Small Cap ETF	ExchangeTradedFund	NYSE Arca
RETL	Direxion Shares ETF Trust Direxion Daily Retail Bull 3X ETF	ExchangeTradedFund	NYSE Arca
RETO	ReTo Eco-Solutions Inc CL A COM USD1	CommonStock	NASDAQ Stock Market
REVB	Revelation Biosciences Inc COM	CommonStock	NASDAQ Stock Market

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
REVBW	Revelation Biosciences Inc WT EXP 052527	Warrant	NASDAQ Stock Market
REVS	Columbia ETF Trust I Columbia Research Enhanced Value ETF	ExchangeTradedFund	NYSE Arca
REW	ProShares Trust ProShares UltraShort Technology	ExchangeTradedFund	NYSE Arca
REX	REX American Resources Corporation Common Stock	CommonStock	New York Stock Exchange
REXC	Sprott Rare Earths Ex-China ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
REXR	Rexford Industrial Realty, Inc. Common Stock, $0.01 par value	CommonStock	New York Stock Exchange
REXRpB	Rexford Industrial Realty, Inc. 5.875% Series B Cumulative Redeemable Preferred Sto	PreferredStock	New York Stock Exchange
REXRpC	Rexford Industrial Realty, Inc. 5.625% Series C Cumulative Redeemable Preferred Sto	PreferredStock	New York Stock Exchange
REYN	Reynolds Consumer Products Inc COM	CommonStock	NASDAQ Stock Market
REZ	iShares Trust iShares Residential and Multisector Real Estate ETF	ExchangeTradedFund	NYSE Arca
REZI	Resideo Technologies, Inc. Common Stock	CommonStock	New York Stock Exchange
RF	Regions Financial Corporation Common Stock	CommonStock	New York Stock Exchange
RFAI	RF Acquisition Corp II ORD USD0.0001	CommonStock	NASDAQ Stock Market
RFAIR	RF Acquisition Corp II Right	Right	NASDAQ Stock Market
RFAIU	RF Acquisition Corp II UNIT (1COM, 1RT)	Unit	NASDAQ Stock Market
RFAM	RF Acquisition Corp III CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
RFAMR	RF Acquisition Corp III Rights	Right	NASDAQ Stock Market
RFAMU	RF Acquisition Corp III UNIT(1 ORD 1RT)	Unit	NASDAQ Stock Market
RFCI	ALPS ETF Trust ALPS Dynamic Core Income ETF	ExchangeTradedFund	NYSE Arca
RFDA	ALPS ETF Trust ALPS Dynamic US Dividend Advantage ETF	ExchangeTradedFund	NYSE Arca
RFDI	First Trust RiverFront Dynamic Developed International ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
RFEM	First Trust RiverFront Dynamic Emerging Markets ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
RFFC	ALPS ETF Trust ALPS Active Equity Opportunity ETF	ExchangeTradedFund	NYSE Arca
RFG	Invesco Exchange-Traded Fund Trust Invesco S&P MidCap 400 Pure Growth ETF	ExchangeTradedFund	NYSE Arca
RFI	Cohen & Steers Total Return Realty Fund, Inc. Common Stock	Fund	New York Stock Exchange
RFIL	RF Industries Ltd COM USD.01	CommonStock	NASDAQ Stock Market
RFIX	Simplify Exchange Traded Funds Simplify Bond Bull ETF	ExchangeTradedFund	NYSE Arca
RFL	Rafael Holdings, Inc. Class B Common Stock	CommonStock	New York Stock Exchange
RFLR	Innovator ETFs Trust Innovator U.S. Small Cap Managed Floor ETF	ExchangeTradedFund	NYSE Arca
RFM	RiverNorth Flexible Municipal Income Fund, Inc. Common Stock	Fund	New York Stock Exchange
RFMZ	RiverNorth Flexible Municipal Income Fund II, Inc. Common Stock	Fund	New York Stock Exchange
RFV	Invesco Exchange-Traded Fund Trust Invesco S&P MidCap 400 Pure Value ETF	ExchangeTradedFund	NYSE Arca
RFpC	Regions Financial Corporation Depositary Shares, each Representing a 1/40th Interes	PreferredStock	New York Stock Exchange
RFpE	Regions Financial Corporation Depositary Shares, Each Representing a 1/40th Interes	PreferredStock	New York Stock Exchange
RFpF	Regions Financial Corporation Depositary Shares Each Representing a 1/40th Interest	PreferredStock	New York Stock Exchange
RGA	Reinsurance Group of America, Incorporated Common Stock	CommonStock	New York Stock Exchange
RGC	Regencell Bioscience Holding Ltd ORD SHS	CommonStock	NASDAQ Stock Market
RGCO	RGC Resources Inc COM USD5	CommonStock	NASDAQ Stock Market
RGEF	Tidal Trust III Rockefeller Global Equity ETF	ExchangeTradedFund	NYSE Arca
RGEN	Repligen Corp COM USD.01	CommonStock	NASDAQ Stock Market
RGLD	Royal Gold Inc COM USD.01	CommonStock	NASDAQ Stock Market
RGLO	Russell Investments Global Equity ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
RGNT	Regentis Biomaterials Ltd. Ordinary Shares	CommonStock	NYSE American
RGNX	REGENXBIO Inc COM USD.0001	CommonStock	NASDAQ Stock Market
RGP	Resources Connection Inc COM USD.01	CommonStock	NASDAQ Stock Market
RGR	Sturm, Ruger & Company, Inc. Common Stock	CommonStock	New York Stock Exchange
RGS	Regis Corp COM USD.05	CommonStock	NASDAQ Stock Market
RGT	Royce Global Trust, Inc. Common Stock	Fund	New York Stock Exchange
RGTI	Rigetti Computing Inc COM	CommonStock	NASDAQ Stock Market
RGTIW	Rigetti Computing Inc WT EXP	Warrant	NASDAQ Stock Market
RGTU	Tradr 2X Long RGTI Daily ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
RGTX	Defiance Daily Target 2X Long RGTI ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
RGTZ	Defiance Daily Target 2x Short RGTI ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
RGYY	GraniteShares YieldBoost RGTI ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
RH	RH Common Stock	CommonStock	New York Stock Exchange

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
RHI	Robert Half Inc. Common Stock	CommonStock	New York Stock Exchange
RHLD	Resolute Holdings Management, Inc. Common Stock	CommonStock	New York Stock Exchange
RHP	Ryman Hospitality Properties, Inc. Common Stock	CommonStock	New York Stock Exchange
RHRX	Starboard Investment Trust RH Tactical Rotation ETF	ExchangeTradedFund	NYSE Arca
RHTX	Starboard Investment Trust RH Tactical Outlook ETF	ExchangeTradedFund	NYSE Arca
RIBB	Ribbon Acquisition Corp CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
RIBBR	Ribbon Acquisition Corp Rights	Right	NASDAQ Stock Market
RIBBU	Ribbon Acquisition Corp UNIT(1ORD 1RT)	Unit	NASDAQ Stock Market
RICK	RCI Hospitality Holdings Inc COM USD.01	CommonStock	NASDAQ Stock Market
RIET	ETF Series Solutions Hoya Capital High Dividend Yield ETF	ExchangeTradedFund	NYSE Arca
RIFR	Russell Investments Global Infrastructure ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
RIG	Transocean Ltd. Registered Shares	CommonStock	New York Stock Exchange
RIGL	Rigel Pharmaceuticals Inc COM USD.001	CommonStock	NASDAQ Stock Market
RIGS	ALPS ETF Trust ALPS Strategic Income Fund	ExchangeTradedFund	NYSE Arca
RILA	Spinnaker ETF Series Indexperts Gorilla Aggressive Growth ETF	ExchangeTradedFund	NYSE Arca
RILY	BRC Group Holdings Inc COM NPV	CommonStock	NASDAQ Stock Market
RILYG	BRC Group Holdings Inc 5.00 Senior Notes due 2026 ETN	Unknown	NASDAQ Stock Market
RILYL	BRC Group Holdings Inc 7.375 DP CUM B	Unknown	NASDAQ Stock Market
RILYN	BRC Group Holdings Inc 6.50 Senior Notes Due 2026 ETN	Unknown	NASDAQ Stock Market
RILYP	BRC Group Holdings Inc PFD SER A	PreferredStock	NASDAQ Stock Market
RILYT	BRC Group Holdings Inc 6.00 Senior Notes Due 2028 ETN	Unknown	NASDAQ Stock Market
RILYZ	BRC Group Holdings Inc 5.25 Senior Notes due 2028 STRUCT PRODUCT	Unknown	NASDAQ Stock Market
RIME	Algorhythm Holdings Inc COM USD.01	CommonStock	NASDAQ Stock Market
RINF	ProShares Trust ProShares Inflation Expectations ETF	ExchangeTradedFund	NYSE Arca
RING	iShares MSCI Global Gold Miners ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
RINT	Russell Investments International Developed Equity ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
RIO	Rio Tinto plc American Depositary Receipts (Each representing One Ordinary Share)	AdrCommon	New York Stock Exchange
RIOT	Riot Platforms Inc COM NPV	CommonStock	NASDAQ Stock Market
RIOX	Tidal Trust II Defiance Daily Target 2X Long RIOT ETF	ExchangeTradedFund	NYSE Arca
RISE	The 2023 ETF Series Trust Pictet Emerging Markets Rising Economies ETF	ExchangeTradedFund	NYSE Arca
RISN	Northern Lights Fund Trust IV Inspire Capital Appreciation ETF	ExchangeTradedFund	NYSE Arca
RISR	Tidal Trust I FolioBeyond Alternative Income and Interest Rate Hedge ETF	ExchangeTradedFund	NYSE Arca
RITA	ETF Series Solutions ETFB Green SRI REITs ETF	ExchangeTradedFund	NYSE Arca
RITM	Rithm Capital Corp. Common Stock	CommonStock	New York Stock Exchange
RITMpA	Rithm Capital Corp. 7.50% Series A Fixed-to-Floating Rate Cumulative Redeemable Pr	PreferredStock	New York Stock Exchange
RITMpB	Rithm Capital Corp. 7.125% Series B Fixed-to-Floating Rate Cumulative Redeemable P	PreferredStock	New York Stock Exchange
RITMpC	Rithm Capital Corp. 6.375% Series C Fixed-to-Floating Rate Cumulative Redeemable P	PreferredStock	New York Stock Exchange
RITMpD	Rithm Capital Corp. 7.00% Fixed-Rate Reset Series D Cumulative Redeemable Preferre	PreferredStock	New York Stock Exchange
RITMpE	Rithm Capital Corp. 8.75% Series E Fixed-Rate Cumulative Redeemable Preferred Stoc	PreferredStock	New York Stock Exchange
RITMpF	Rithm Capital Corp. 8.750% Series F Fixed-Rate Reset Cumulative Redeemable Preferr	PreferredStock	New York Stock Exchange
RITR	Reitar Logtech Holdings Ltd CL A ORD 0.00000005	CommonStock	NASDAQ Stock Market
RIV	RiverNorth Opportunities Fund, Inc. Common Stock	Fund	New York Stock Exchange
RIVN	Rivian Automotive Inc COM CL A USD0.001	CommonStock	NASDAQ Stock Market
RIVpA	RiverNorth Opportunities Fund, Inc. 6.00% Series A Perpetual Preferred Stock	PreferredStock	New York Stock Exchange
RIZE	Principal Inflation Protection ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
RJDI	Carillon Series Trust RJ Eagle GCM Dividend Select Income ETF	ExchangeTradedFund	NYSE Arca
RJET	Republic Airways Holdings Inc COM	CommonStock	NASDAQ Stock Market
RJF	Raymond James Financial, Inc. Common Stock	CommonStock	New York Stock Exchange
RJMI	Carillon Series Trust RJ Eagle Municipal Income ETF	ExchangeTradedFund	NYSE Arca
RJVI	Carillon Series Trust RJ Eagle Vertical Income ETF	ExchangeTradedFund	NYSE Arca
RKDA	Arcadia Biosciences Inc COM USD0.001	CommonStock	NASDAQ Stock Market
RKLB	Rocket Lab Corp COM	CommonStock	NASDAQ Stock Market
RKLX	Defiance Daily Target 2X Long RKLB ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
RKLZ	Defiance Daily Target 2x Short RKLB ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
RKNG	Defiance Retail Kings ETF ETF	ExchangeTradedFund	NASDAQ Stock Market

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
RKSG	Advisor Managed Portfolios Ruk Strategic Growth ETF	ExchangeTradedFund	NYSE Arca
RKT	Rocket Companies, Inc. Class A Common Stock	CommonStock	New York Stock Exchange
RKTL	Defiance Daily Target 2X Long RKT ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
RKTO	Rocket One Inc COM	CommonStock	NASDAQ Stock Market
RL	Ralph Lauren Corporation Class A Common Stock	CommonStock	New York Stock Exchange
RLAY	Relay Therapeutics Inc COM	CommonStock	NASDAQ Stock Market
RLGT	Radiant Logistics Inc. Common Stock	CommonStock	NYSE American
RLI	RLI Corp. Common Stock	CommonStock	New York Stock Exchange
RLJ	RLJ Lodging Trust Common Shares of Beneficial Interest	CommonStock	New York Stock Exchange
RLJpA	RLJ Lodging Trust $1.95 Series A Cumulative Convertible Preferred Shares	PreferredStock	New York Stock Exchange
RLMD	Relmada Therapeutics Inc COM	CommonStock	NASDAQ Stock Market
RLTY	Cohen & Steers Real Estate Opportunities and Income Fund Common Shares of Benef	Fund	New York Stock Exchange
RLX	RLX Technology Inc. American Depositary Shares, each representing the right to recei	AdrCommon	New York Stock Exchange
RLY	SSGA Active Trust State Street Multi-Asset Real Return ETF	ExchangeTradedFund	NYSE Arca
RLYB	Rallybio Corp COM	CommonStock	NASDAQ Stock Market
RM	Regional Management Corp. Common Stock	CommonStock	New York Stock Exchange
RMAX	RE/MAX Holdings, Inc. Class A common stock	CommonStock	New York Stock Exchange
RMBI	Richmond Mutual Bancorporation Inc COM	CommonStock	NASDAQ Stock Market
RMBS	Rambus Inc COM USD.001	CommonStock	NASDAQ Stock Market
RMCA	Tidal Trust III Rockefeller California Municipal Bond ETF	ExchangeTradedFund	NYSE Arca
RMCF	Rocky Mountain Chocolate Factory Inc COM USD.001	CommonStock	NASDAQ Stock Market
RMCO	Royalty Management Holding Corp COM CL A	CommonStock	NASDAQ Stock Market
RMCOW	Royalty Management Holding Corp WT EXP 103128	Warrant	NASDAQ Stock Market
RMD	ResMed Inc. Common Stock	CommonStock	New York Stock Exchange
RMI	RiverNorth Opportunistic Municipal Income Fund, Inc. Common Stock $0.0001 par va	Fund	New York Stock Exchange
RMIF	LHA Risk-Managed Income ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
RMIX	Suncrete Inc CL A COM USD0.0001	CommonStock	NASDAQ Stock Market
RMM	RiverNorth Managed Duration Municipal Income Fund, Inc. Common Stock, $0.0001 p	Fund	New York Stock Exchange
RMME	Rareview Government Money Market ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
RMMZ	RiverNorth Managed Duration Municipal Income Fund II, Inc. Common Stock	Fund	New York Stock Exchange
RMNI	Rimini Street Inc COM USD.001	CommonStock	NASDAQ Stock Market
RMNY	Tidal Trust III Rockefeller New York Municipal Bond ETF	ExchangeTradedFund	NYSE Arca
RMOP	Tidal Trust III Rockefeller Opportunistic Municipal Bond ETF	ExchangeTradedFund	NYSE Arca
RMR	RMR Group Inc (The) CL A COM USD0.001	CommonStock	NASDAQ Stock Market
RMRC	Exchange Listed Funds Trust ARMOR Core Risk-Managed ETF	ExchangeTradedFund	NYSE Arca
RMSG	Real Messenger Corp CL A COM USD0.0001	CommonStock	NASDAQ Stock Market
RMSGW	Real Messenger Corp WT EXP 11/14/2029	Warrant	NASDAQ Stock Market
RMT	Royce Micro-Cap Trust, Inc. Common Stock	Fund	New York Stock Exchange
RMTI	Rockwell Medical Inc COM NPV	CommonStock	NASDAQ Stock Market
RNA	Atrium Therapeutics Inc COM USD0.001	CommonStock	NASDAQ Stock Market
RNAC	Cartesian Therapeutics Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
RNAZ	TransCode Therapeutics Inc COM	CommonStock	NASDAQ Stock Market
RND	First Trust Exchange-Traded Fund VI First Trust Bloomberg R&D Leaders ETF	ExchangeTradedFund	NYSE Arca
RNEM	Emerging Markets Equity Select ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
RNG	RingCentral, Inc Class A Common Stock, $0.0001 par value per share	CommonStock	New York Stock Exchange
RNGR	Ranger Energy Services, Inc. Class A common stock	CommonStock	New York Stock Exchange
RNGT	Range Capital Acquisition Corp II CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
RNGTU	Range Capital Acquisition Corp II UNIT (1CLA 1/2 WT)	Unit	NASDAQ Stock Market
RNGTW	Range Capital Acquisition Corp II WT EXP 092930	Warrant	NASDAQ Stock Market
RNIN	Bushido Capital US SMID Cap Equity ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
RNP	Cohen & Steers REIT and Preferred and Income Fund, Inc. Cohen & Steers REIT and Pr	Fund	New York Stock Exchange
RNR	RenaissanceRe Holdings Ltd. Common Shares	CommonStock	New York Stock Exchange
RNRG	Global X Renewable Energy Producers ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
RNRpF	RenaissanceRe Holdings Ltd. Depositary Shares, each representing 1/1000th interest	PreferredStock	New York Stock Exchange
RNRpG	RenaissanceRe Holdings Ltd. Depositary Shares, each representing a 1/1,000th intere	PreferredStock	New York Stock Exchange

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
RNST	Renasant Corporation Common Stock	CommonStock	New York Stock Exchange
RNTX	Rein Therapeutics Inc COM 0.001USD	CommonStock	NASDAQ Stock Market
RNTY	Tidal Trust II YieldMax Target 12 Real Estate Option Income ETF	ExchangeTradedFund	NYSE Arca
RNW	ReNew Energy Global plc ORD CL A	CommonStock	NASDAQ Stock Market
RNWWW	ReNew Energy Global plc WT EXP 083026	Warrant	NASDAQ Stock Market
RNWZ	Elevation Series Trust TrueShares Eagle Global Renewable Energy Income ETF	ExchangeTradedFund	NYSE Arca
RNXT	RenovoRx Inc COM	CommonStock	NASDAQ Stock Market
ROAD	Construction Partners inc COM	CommonStock	NASDAQ Stock Market
ROAM	Lattice Strategies Trust Hartford Multifactor Emerging Markets ETF	ExchangeTradedFund	NYSE Arca
ROBN	T-REX 2X Long HOOD Daily Target ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
ROBO	Exchange Traded Concepts Trust ROBO Global Robotics & Automation Index ETF	ExchangeTradedFund	NYSE Arca
ROBT	First Trust Exchange-Traded Fund VI - First Trust Nasdaq Artificial Intelligence and Rob	ExchangeTradedFund	NASDAQ Stock Market
ROC	Rank One Computing Corp COM USD0.01	CommonStock	NASDAQ Stock Market
ROCK	Gibraltar Industries Inc COM USD.01	CommonStock	NASDAQ Stock Market
ROCQ	JPMorgan Nasdaq Equity Premium Yield ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
ROCY	JPMorgan Equity Premium Yield ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
RODM	Lattice Strategies Trust Hartford Multifactor Developed Markets (ex-US) ETF	ExchangeTradedFund	NYSE Arca
ROE	Astoria US Equal Weight Quality Kings ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
ROG	Rogers Corporation Capital Stock	CommonStock	New York Stock Exchange
ROIV	Roivant Sciences Ltd ORD	CommonStock	NASDAQ Stock Market
ROK	Rockwell Automation, Inc. Common Stock	CommonStock	New York Stock Exchange
ROKT	SPDR Series Trust State Street SPDR S&P Kensho Final Frontiers ETF	ExchangeTradedFund	NYSE Arca
ROKU	Roku Inc CL A COM USD .0001	CommonStock	NASDAQ Stock Market
ROL	Rollins, Inc. Common Stock	CommonStock	New York Stock Exchange
ROLR	High Roller Technologies, Inc. Common Stock	CommonStock	NYSE American
ROM	ProShares Trust ProShares Ultra Technology	ExchangeTradedFund	NYSE Arca
ROMA	Roma Green Finance Ltd CL A ORD	CommonStock	NASDAQ Stock Market
ROMO	Strategy Shares Newfound/ReSolve Robust Momentum ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
RONB	Baron ETF Trust Baron First Principles ETF	ExchangeTradedFund	New York Stock Exchange
ROOT	Root Inc COM CL A USD.0001	CommonStock	NASDAQ Stock Market
ROP	Roper Technologies Inc COM USD.01	CommonStock	NASDAQ Stock Market
ROPE	EA Series Trust Coastal Compass 100 ETF	ExchangeTradedFund	NYSE Arca
ROSC	Lattice Strategies Trust Hartford Multifactor Small Cap ETF	ExchangeTradedFund	NYSE Arca
ROST	Ross Stores Inc COM USD.01	CommonStock	NASDAQ Stock Market
ROUS	Lattice Strategies Trust Hartford Multifactor US Equity ETF	ExchangeTradedFund	NYSE Arca
RPAR	Tidal Trust I RPAR Risk Parity ETF	ExchangeTradedFund	NYSE Arca
RPAY	Repay Holdings Corp COM CL A USD 0.0001	CommonStock	NASDAQ Stock Market
RPC	Ridgepost Capital, Inc. Class A Common Stock	CommonStock	New York Stock Exchange
RPD	Rapid7 Inc COM USD.01	CommonStock	NASDAQ Stock Market
RPG	Invesco Exchange-Traded Fund Trust Invesco S&P 500 Pure Growth ETF	ExchangeTradedFund	NYSE Arca
RPGL	Republic Power Group Ltd CL A ORD USD0.50	CommonStock	NASDAQ Stock Market
RPHS	Regents Park Hedged Market Strategy ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
RPID	Rapid Micro Biosystems Inc COM CL A	CommonStock	NASDAQ Stock Market
RPM	RPM International Inc. Common Shares	CommonStock	New York Stock Exchange
RPRX	Royalty Pharma plc COM	CommonStock	NASDAQ Stock Market
RPT	Rithm Property Trust Inc. Common stock	CommonStock	New York Stock Exchange
RPTpC	Rithm Property Trust Inc. 9.875% Series C Fixed-to-Floating Rate Cumulative Redeema	PreferredStock	New York Stock Exchange
RPV	Invesco Exchange-Traded Fund Trust Invesco S&P 500 Pure Value ETF	ExchangeTradedFund	NYSE Arca
RQI	Cohen & Steers Quality Income Realty Fund, Inc. Common Shares	Fund	New York Stock Exchange
RR	Richtech Robotics Inc CL B COM USD0.0001	CommonStock	NASDAQ Stock Market
RRBI	Red River Bancshares Inc COM	CommonStock	NASDAQ Stock Market
RRC	Range Resources Corporation Common Shares	CommonStock	New York Stock Exchange
RREV	RRE Ventures Acquisition Corp CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
RREVU	RRE Ventures Acquisition Corp UNIT (1 CLA 1/3 WT)	Unit	NASDAQ Stock Market
RREVW	RRE Ventures Acquisition Corp WT EXP 042231	Warrant	NASDAQ Stock Market

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
RRGB	Red Robin Gourmet Burgers Inc COM USD.001	CommonStock	NASDAQ Stock Market
RRR	Red Rock Resorts Inc CL A COM USD.01	CommonStock	NASDAQ Stock Market
RRX	Regal Rexnord Corporation Common Stock	CommonStock	New York Stock Exchange
RS	Reliance, Inc. Common Stock	CommonStock	New York Stock Exchange
RSBA	Return Stacked Bonds & Merger Arbitrage ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
RSBT	Return Stacked Bonds & Managed Futures ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
RSBY	Return Stacked Bonds & Futures Yield ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
RSDE	First Trust Exchange-Traded Fund VIII FT Vest U.S. Equity Equal Weight Buffer ETF - De	ExchangeTradedFund	NYSE Arca
RSEE	Rareview Systematic Equity ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
RSF	RiverNorth Capital and Income Fund, Inc. Common Stock	Fund	New York Stock Exchange
RSG	Republic Services, Inc. Common Stock	CommonStock	New York Stock Exchange
RSHO	Tema ETF Trust Tema U.S. Manufacturing & Reshoring ETF	ExchangeTradedFund	NYSE Arca
RSI	Rush Street Interactive, Inc. Class A Common Stock	CommonStock	New York Stock Exchange
RSIT	Return Stacked International Stocks & Managed Futures ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
RSJN	First Trust Exchange-Traded Fund VIII FT Vest U.S. Equity Equal Weight Buffer ETF - Ju	ExchangeTradedFund	NYSE Arca
RSKD	Riskified Ltd. Class A Ordinary Shares	CommonStock	New York Stock Exchange
RSMC	Tidal Trust III Rockefeller U.S. Small-Mid Cap ETF	ExchangeTradedFund	NYSE Arca
RSMR	First Trust Exchange-Traded Fund VIII FT Vest U.S. Equity Equal Weight Buffer ETF - M	ExchangeTradedFund	NYSE Arca
RSMV	Listed Funds Trust Relative Strength Managed Volatility Strategy ETF	ExchangeTradedFund	NYSE Arca
RSP	Invesco Exchange-Traded Fund Trust Invesco S&P 500 Equal Weight ETF	ExchangeTradedFund	NYSE Arca
RSPA	Invesco Actively Managed Exchange-Traded Fund Trust Invesco S&P 500 Equal Weigh	ExchangeTradedFund	NYSE Arca
RSPC	Invesco Exchange-Traded Fund Trust Invesco S&P 500 Equal Weight Communication S	ExchangeTradedFund	NYSE Arca
RSPD	Invesco Exchange-Traded Fund Trust Invesco S&P 500 Equal Weight Consumer Discre	ExchangeTradedFund	NYSE Arca
RSPE	Invesco Exchange-Traded Fund Trust II Invesco ESG S&P 500 Equal Weight ETF	ExchangeTradedFund	NYSE Arca
RSPF	Invesco Exchange-Traded Fund Trust Invesco S&P 500 Equal Weight Financials ETF	ExchangeTradedFund	NYSE Arca
RSPG	Invesco Exchange-Traded Fund Trust Invesco S&P 500 Equal Weight Energy ETF	ExchangeTradedFund	NYSE Arca
RSPH	Invesco Exchange-Traded Fund Trust Invesco S&P 500 Equal Weight Health Care ETF	ExchangeTradedFund	NYSE Arca
RSPM	Invesco Exchange-Traded Fund Trust Invesco S&P 500 Equal Weight Materials ETF	ExchangeTradedFund	NYSE Arca
RSPN	Invesco Exchange-Traded Fund Trust Invesco S&P 500 Equal Weight Industrials ETF	ExchangeTradedFund	NYSE Arca
RSPR	Invesco Exchange-Traded Fund Trust Invesco S&P 500 Equal Weight Real Estate ETF	ExchangeTradedFund	NYSE Arca
RSPS	Invesco Exchange-Traded Fund Trust Invesco S&P 500 Equal Weight Consumer Stapl	ExchangeTradedFund	NYSE Arca
RSPT	Invesco Exchange-Traded Fund Trust Invesco S&P 500 Equal Weight Technology ETF	ExchangeTradedFund	NYSE Arca
RSPU	Invesco Exchange-Traded Fund Trust Invesco S&P 500 Equal Weight Utilities ETF	ExchangeTradedFund	NYSE Arca
RSSB	Return Stacked Global Stocks & Bonds ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
RSSE	First Trust Exchange-Traded Fund VIII FT Vest U.S. Equity Equal Weight Buffer ETF S	ExchangeTradedFund	NYSE Arca
RSSL	Global X Funds Global X Russell 2000 ETF	ExchangeTradedFund	NYSE Arca
RSSS	Research Solutions Inc COM USD0.001	CommonStock	NASDAQ Stock Market
RSST	Return Stacked US Stocks & Managed Futures ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
RSSX	Return Stacked U.S. Stocks & Gold/Bitcoin ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
RSSY	Return Stacked U.S. Stocks & Futures Yield ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
RSVR	Reservoir Media Inc COM	CommonStock	NASDAQ Stock Market
RSVRW	Reservoir Media, Inc. Warrant	Warrant	NASDAQ Stock Market
RTAC	Renatus Tactical Acquisition Corp I CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
RTACU	Renatus Tactical Acquisition Corp I UNIT (1CLA 1/2 WT)	Unit	NASDAQ Stock Market
RTACW	Renatus Tactical Acquisition Corp I WT EXP 5/15/30	Warrant	NASDAQ Stock Market
RTAI	Rareview Tax Advantaged Income ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
RTB	RTB Digital Inc COM USD0.001	CommonStock	NASDAQ Stock Market
RTH	VanEck Retail ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
RTO	Rentokil Initial plc American Depositary Shares (each representing five (5) Ordinary Sh	AdrCommon	New York Stock Exchange
RTRE	Rareview Total Return Bond ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
RTX	RTX Corporation Common Stock	CommonStock	New York Stock Exchange
RTXG	Leverage Shares 2X Long RTX Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
RTYY	GraniteShares YieldBoost RIOT ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
RUBI	Rubico Inc COM USD0.01	CommonStock	NASDAQ Stock Market
RULE	Adaptive Core ETF ETF	ExchangeTradedFund	CBOE BZX Exchange

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
RUM	Rumble Inc COM CL A	CommonStock	NASDAQ Stock Market
RUMBW	Rumble Inc *W EXP 02/19/2026	Warrant	NASDAQ Stock Market
RUN	Sunrun Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
RUNN	Running Oak Efficient Growth ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
RUSC	Russell Investments U.S. Small Cap Equity ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
RUSHA	Rush Enterprises Inc CL A COM USD.01	CommonStock	NASDAQ Stock Market
RUSHB	Rush Enterprises Inc CL B COM USD.01	CommonStock	NASDAQ Stock Market
RVER	Advisor Managed Portfolios Trenchless Fund ETF	ExchangeTradedFund	NYSE Arca
RVI	Robinhood Ventures Fund I Common Shares of Beneficial Interest	Fund	New York Stock Exchange
RVLV	Revolve Group, Inc. Class A Common Stock	CommonStock	New York Stock Exchange
RVMD	Revolution Medicines Inc COM	CommonStock	NASDAQ Stock Market
RVMDW	Revolution Medicines Inc WT EXP 121726	Warrant	NASDAQ Stock Market
RVNL	GraniteShares 2x Long RIVN Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
RVNU	DBX ETF Trust Xtrackers Municipal Infrastructure Revenue Bond ETF	ExchangeTradedFund	NYSE Arca
RVP	Retractable Technologies, Inc. Common Stock	CommonStock	NYSE American
RVSB	Riverview Bancorp Inc COM USD1	CommonStock	NASDAQ Stock Market
RVSN	Rail Vision Ltd ORD	CommonStock	NASDAQ Stock Market
RVSNW	Rail Vision Ltd WT EXP 032727	Warrant	NASDAQ Stock Market
RVT	Royce Small-Cap Trust, Inc. Common Stock	Fund	New York Stock Exchange
RVTY	Revvity, Inc. Common Stock	CommonStock	New York Stock Exchange
RW	EA Series Trust Rainwater Equity ETF	ExchangeTradedFund	NYSE Arca
RWAY	Runway Growth Finance Corp COM USD0.01	CommonStock	NASDAQ Stock Market
RWAYI	Runway Growth Finance Corp 7.25 Notes due 2031 STRUCT PRODUCT	Unknown	NASDAQ Stock Market
RWAYL	Runway Growth Finance Corp NT CAL 27 STRUCT PRODUCT	Unknown	NASDAQ Stock Market
RWEM	The Advisors Inner Circle Fund III Rayliant NxtGen Multifactor Emerging Markets Equi	ExchangeTradedFund	NYSE Arca
RWIN	Rayliant NxtGen Multifactor International Equity ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
RWJ	Invesco Exchange-Traded Fund Trust II Invesco S&P SmallCap 600 Revenue ETF	ExchangeTradedFund	NYSE Arca
RWK	Invesco Exchange-Traded Fund Trust II Invesco S&P MidCap 400 Revenue ETF	ExchangeTradedFund	NYSE Arca
RWL	Invesco Exchange-Traded Fund Trust II Invesco S&P 500 Revenue ETF	ExchangeTradedFund	NYSE Arca
RWLC	The Advisors Inner Circle Fund III Rayliant NxtGen Multifactor US Equity ETF	ExchangeTradedFund	NYSE Arca
RWM	ProShares Trust ProShares Short Russell2000	ExchangeTradedFund	NYSE Arca
RWO	SPDR Index Shares Funds State Street SPDR Dow Jones Global Real Estate ETF	ExchangeTradedFund	NYSE Arca
RWR	SPDR Series Trust State Street SPDR Dow Jones REIT ETF	ExchangeTradedFund	NYSE Arca
RWT	Redwood Trust, Inc. Common Stock	CommonStock	New York Stock Exchange
RWTN	Redwood Trust, Inc. 9.125% Senior Notes Due 2029	StructuredProduct	New York Stock Exchange
RWTO	Redwood Trust, Inc. 9.00% Senior Notes Due 2029	StructuredProduct	New York Stock Exchange
RWTP	Redwood Trust, Inc. 9.125% Senior Notes Due 2030	StructuredProduct	New York Stock Exchange
RWTQ	Redwood Trust, Inc. 9.500% Senior Notes Due 2030	StructuredProduct	New York Stock Exchange
RWTS	Redwood Trust, Inc. 9.75% Senior Notes Due 2031	StructuredProduct	New York Stock Exchange
RWTpA	Redwood Trust, Inc. 10.00% Series A Fixed-Rate Reset Cumulative Redeemable Prefer	PreferredStock	New York Stock Exchange
RWX	SPDR Index Shares Funds State Street SPDR Dow Jones International Real Estate ETF	ExchangeTradedFund	NYSE Arca
RXD	ProShares Trust ProShares UltraShort Health Care	ExchangeTradedFund	NYSE Arca
RXI	iShares Trust iShares Global Consumer Discretionary ETF	ExchangeTradedFund	NYSE Arca
RXL	ProShares Trust ProShares Ultra Health Care	ExchangeTradedFund	NYSE Arca
RXO	RXO, Inc. Common Stock	CommonStock	New York Stock Exchange
RXRX	Recursion Pharmaceauticals Inc COM CL A	CommonStock	NASDAQ Stock Market
RXST	RxSight Inc COM	CommonStock	NASDAQ Stock Market
RXT	Rackspace Technology Inc COM	CommonStock	NASDAQ Stock Market
RY	Royal Bank of Canada Common Shares	CommonStock	New York Stock Exchange
RYAAY	Ryanair Holdings PLC SPON ADR	AdrCommon	NASDAQ Stock Market
RYAM	Rayonier Advanced Materials Inc. Common Stock, par value $0.01 per share	CommonStock	New York Stock Exchange
RYAN	Ryan Specialty Holdings, Inc. Class A Common Stock	CommonStock	New York Stock Exchange
RYDE	Ryde Group Ltd. Class A Ordinary Shares	CommonStock	NYSE American
RYET	Ruanyun Edai Technology Inc ORD USD0.0002	CommonStock	NASDAQ Stock Market
RYLD	Global X Funds Global X Russell 2000 Covered Call ETF	ExchangeTradedFund	NYSE Arca

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
RYLG	Global X Funds Global X Russell 2000 Covered Call & Growth ETF	ExchangeTradedFund	NYSE Arca
RYM	RYTHM Inc COM	CommonStock	NASDAQ Stock Market
RYN	Rayonier Inc. Common Shares (REIT)	CommonStock	New York Stock Exchange
RYOJ	rYojbaba Co Ltd COM NPV	CommonStock	NASDAQ Stock Market
RYTM	Rhythm Pharmaceuticals Inc COM USD0.01	CommonStock	NASDAQ Stock Market
RYZ	Ryerson Holding Corporation Common Stock	CommonStock	New York Stock Exchange
RZB	Reinsurance Group of America, Incorporated 5.75% Fixed-To-Floating Rate Subordina	StructuredProduct	New York Stock Exchange
RZC	Reinsurance Group of America, Incorporated 7.125% Fixed-Rate Reset Subordinated I	StructuredProduct	New York Stock Exchange
RZG	Invesco Exchange-Traded Fund Trust Invesco S&P SmallCap 600 Pure Growth ETF	ExchangeTradedFund	NYSE Arca
RZLT	Rezolute Inc COM USD.001	CommonStock	NASDAQ Stock Market
RZLV	Rezolve AI PLC ORD GBP0.0001	CommonStock	NASDAQ Stock Market
RZLVW	Rezolve AI PLC WT EXP 081529	Warrant	NASDAQ Stock Market
RZV	Invesco Exchange-Traded Fund Trust Invesco S&P SmallCap 600 Pure Value ETF	ExchangeTradedFund	NYSE Arca
S	SentinelOne, Inc. Class A Common Stock	CommonStock	New York Stock Exchange
SA	Seabridge Gold Inc. Common Shares	CommonStock	New York Stock Exchange
SAA	ProShares Trust ProShares Ultra SmallCap600	ExchangeTradedFund	NYSE Arca
SAAQ	Space Asset Acquisition Corp CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
SAAQU	Space Asset Acquisition Corp UNIT (1CLA 1/3 WT)	Unit	NASDAQ Stock Market
SAAQW	Space Asset Acquisition Corp WT EXP 033133	Warrant	NASDAQ Stock Market
SABA	Saba Capital Income & Opportunities Fund II Shares of Beneficial Interest	Fund	New York Stock Exchange
SABR	Sabre Corp COM USD.01	CommonStock	NASDAQ Stock Market
SABS	SAB Biotherapeutics Inc COM	CommonStock	NASDAQ Stock Market
SABSW	SAB Biotherapeutics Inc WT EXP 102226	Warrant	NASDAQ Stock Market
SAC	Safeguard Acquisition Corp. Class A Ordinary Shares	CommonStock	New York Stock Exchange
SAC.U	Safeguard Acquisition Corp. Units, each consisting of one Class A ordinary share and c	Unit	New York Stock Exchange
SAC.WS	Safeguard Acquisition Corp. Warrants, each whole warrant exercisable for one Class A	Warrant	New York Stock Exchange
SACH	Sachem Capital Corp. Common Shares	CommonStock	NYSE American
SACHpA	Sachem Capital Corp. 7.75% Series A Cumulative Redeemable Preferred Stock	PreferredStock	NYSE American
SAEF	Schwab Strategic Trust Schwab Ariel Opportunities ETF	ExchangeTradedFund	NYSE Arca
SAFE	Safehold Inc. Common Stock	CommonStock	New York Stock Exchange
SAFT	Safety Insurance Group Inc COM USD.01	CommonStock	NASDAQ Stock Market
SAFX	XCF Global Inc COM CL A	CommonStock	NASDAQ Stock Market
SAGP	The Advisors Inner Circle Fund III Strategas Global Policy Opportunities ETF	ExchangeTradedFund	NYSE Arca
SAGT	Sagtec Global Ltd CL A ORD NPV	CommonStock	NASDAQ Stock Market
SAGU	Shreya Acquisition Group Class A Ordinary Shares	CommonStock	New York Stock Exchange
SAGU.U	Shreya Acquisition Group Units, each consisting of one Class A Ordinary Share, one re	Unit	New York Stock Exchange
SAGU.WS	Shreya Acquisition Group Redeemable warrants, entitling the holder to purchase one	Warrant	New York Stock Exchange
SAGUr	Shreya Acquisition Group Rights, each entitling the holder to receive one-fourth of or	Right	New York Stock Exchange
SAH	Sonic Automotive, Inc. Class A Common Stock	CommonStock	New York Stock Exchange
SAIA	Saia Inc COM USD.001	CommonStock	NASDAQ Stock Market
SAIC	Science Applications International Corp COM USD.0001	CommonStock	NASDAQ Stock Market
SAIH	SAIHEAT Ltd ORD CL A SHS	CommonStock	NASDAQ Stock Market
SAIHW	SAIHEAT Ltd WT EXP 042927	Warrant	NASDAQ Stock Market
SAIL	SailPoint Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
SAJ	Saratoga Investment Corp. 8.00% Notes due 2027	StructuredProduct	New York Stock Exchange
SAM	The Boston Beer Company, Inc. Class A Common Stock	CommonStock	New York Stock Exchange
SAMG	Silvercrest Asset Management Group Inc CL A COM USD.01	CommonStock	NASDAQ Stock Market
SAMM	The Advisors Inner Circle Fund III Strategas Macro Momentum ETF	ExchangeTradedFund	NYSE Arca
SAMT	The Advisors Inner Circle Fund III Strategas Macro Thematic Opportunities ETF	ExchangeTradedFund	NYSE Arca
SAN	Banco Santander S.A. American Depositary Shares (Each representing one share of Ca	AdrCommon	New York Stock Exchange
SANA	Sana Biotechnology Inc COM	CommonStock	NASDAQ Stock Market
SANG	Sangoma Technologies Corporation COM	CommonStock	NASDAQ Stock Market
SANM	Sanmina Corp COM USD.01	CommonStock	NASDAQ Stock Market
SAP	SAP SE American Depositary Shares (Each representing One Common Share)	AdrCommon	New York Stock Exchange
SAPH	Precidian ETFs Trust SAP SE ADRhedged	ExchangeTradedFund	NYSE Arca

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
SAR	Saratoga Investment Corp. Common Stock	CommonStock	New York Stock Exchange
SARK	Tradr 1X Short Innovation Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
SARO	StandardAero, Inc. Common Stock	CommonStock	New York Stock Exchange
SASS	The RBB Fund Trust M.D. Sass Concentrated Value ETF	ExchangeTradedFund	NYSE Arca
SAT	Saratoga Investment Corp. 6.00% Notes due 2027	StructuredProduct	New York Stock Exchange
SATA	Strive Inc VAR RAT SER A PR	PreferredStock	NASDAQ Stock Market
SATG	Leverage Shares 2X Long SATS Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
SATL	Satellogic Inc COM CL A	CommonStock	NASDAQ Stock Market
SATLW	Satellogic Inc WT EXP 012527	Warrant	NASDAQ Stock Market
SATO	Invesco Alerian Galaxy Crypto Economy ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
SATS	EchoStar Corp CL A COM NPV	CommonStock	NASDAQ Stock Market
SAUG	FT Vest US Small Cap Moderate Buffer ETF - August ETF	ExchangeTradedFund	CBOE BZX Exchange
SAV	Saratoga Investment Corp. 7.50% Notes due 2031	StructuredProduct	New York Stock Exchange
SAWG	ETF Series Solutions AAM Sawgrass US Large Cap Quality Growth ETF	ExchangeTradedFund	NYSE Arca
SAWS	ETF Series Solutions AAM Sawgrass US Small Cap Quality Growth ETF	ExchangeTradedFund	NYSE Arca
SAY	Saratoga Investment Corp. 8.125% Notes due 2027	StructuredProduct	New York Stock Exchange
SAZ	Saratoga Investment Corp. 8.50% Notes due 2028	StructuredProduct	New York Stock Exchange
SB	Safe Bulkers, Inc. Common Stock	CommonStock	New York Stock Exchange
SBAC	SBA Communications Corp COM USD.01	CommonStock	NASDAQ Stock Market
SBAR	Simplify Exchange Traded Funds Simplify Barrier Income ETF	ExchangeTradedFund	NYSE Arca
SBB	ProShares Trust ProShares Short SmallCap600	ExchangeTradedFund	NYSE Arca
SBC	SBC Medical Group Holdings Inc COM CL A	CommonStock	NASDAQ Stock Market
SBCF	Seacoast Banking Corp of Florida COM USD.1	CommonStock	NASDAQ Stock Market
SBCWW	SBC Medical Group Holdings Inc WT EXP	Warrant	NASDAQ Stock Market
SBET	Sharplink Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
SBEV	Splash Beverage Group, Inc. Common Stock	CommonStock	NYSE American
SBFG	SB Financial Group Inc COM USD2.5	CommonStock	NASDAQ Stock Market
SBFM	Sunshine Biopharma Inc COM	CommonStock	NASDAQ Stock Market
SBFMW	Sunshine Biopharma Inc WRRTS	Warrant	NASDAQ Stock Market
SBGI	Sinclair Inc CL A COM USD.01	CommonStock	NASDAQ Stock Market
SBH	Sally Beauty Holdings, Inc. Common Stock	CommonStock	New York Stock Exchange
SBI	Western Asset Intermediate Muni Fund Inc. Common Stock	Fund	New York Stock Exchange
SBIL	Simplify Exchange Traded Funds Simplify Government Money Market ETF	ExchangeTradedFund	NYSE Arca
SBIO	ALPS ETF Trust ALPS Medical Breakthroughs ETF	ExchangeTradedFund	NYSE Arca
SBIT	ProShares Trust ProShares UltraShort Bitcoin ETF	ExchangeTradedFund	NYSE Arca
SBLK	Star Bulk Carriers Corp COM USD.0001	CommonStock	NASDAQ Stock Market
SBMT	Silver Bow Mining Corp. Common shares	CommonStock	NYSE American
SBND	Columbia ETF Trust I Columbia Short Duration Bond ETF	ExchangeTradedFund	NYSE Arca
SBR	Sabine Royalty Trust Units of Beneficial Interest	CommonStock	New York Stock Exchange
SBRA	Sabra Health Care REIT Inc COM USD.01	CommonStock	NASDAQ Stock Market
SBS	Companhia de Saneamento Básico do Estado de São Paulo-SABESP American Deposit	AdrCommon	New York Stock Exchange
SBSI	Southside Bancshares, Inc. Common Stock, $1.25 par value	CommonStock	New York Stock Exchange
SBSW	Sibanye-Stillwater American Depositary Shares, each representing four ordinary share	AdrCommon	New York Stock Exchange
SBTU	T-REX 2X Long SBET Daily Target ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
SBU	Leverage Shares 2X Long SBUX Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
SBUX	Starbucks Corp COM NPV	CommonStock	NASDAQ Stock Market
SBXD	SilverBox Corp IV Class A Ordinary Shares	CommonStock	New York Stock Exchange
SBXD.U	SilverBox Corp IV Units, each consisting of one Class A ordinary share and one-third o	Unit	New York Stock Exchange
SBXD.WS	SilverBox Corp IV Redeemable warrants, each whole warrant exercisable for one Clas	Warrant	New York Stock Exchange
SBXE	SilverBox Corp V Class A Ordinary Shares	CommonStock	New York Stock Exchange
SBXE.U	SilverBox Corp V Units, each consisting of one Class A Ordinary Share and one-third o	Unit	New York Stock Exchange
SBXE.WS	SilverBox Corp V Redeemable warrants, each whole warrant exercisable for one Class	Warrant	New York Stock Exchange
SBpC	Safe Bulkers, Inc. 8.00% Series C Cumulative Redeemable Perpetual Preferred Shares	PreferredStock	New York Stock Exchange
SBpD	Safe Bulkers, Inc. 8.00% Series D Cumulative Redeemable Perpetual Preferred Shares	PreferredStock	New York Stock Exchange
SCA	GraniteShares Autocallable SMCI ETF ETF	ExchangeTradedFund	NASDAQ Stock Market

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
SCAG	Scage Future ADR	AdrCommon	NASDAQ Stock Market
SCAGW	Scage Future WRTTS	Warrant	NASDAQ Stock Market
SCAP	Series Portfolios Trust Infrastructure Capital Small Cap Income ETF	ExchangeTradedFund	NYSE Arca
SCC	ProShares Trust ProShares UltraShort Consumer Discretionary	ExchangeTradedFund	NYSE Arca
SCCD	Sachem Capital Corp. 6.00% Notes due 2026	StructuredProduct	NYSE American
SCCE	Sachem Capital Corp. 6.00% Notes due 2027	StructuredProduct	NYSE American
SCCF	Sachem Capital Corp. 7.125% Notes due 2027	StructuredProduct	NYSE American
SCCG	Sachem Capital Corp. 8.00% Notes due 2027	StructuredProduct	NYSE American
SCCO	Southern Copper Corporation Common Stock	CommonStock	New York Stock Exchange
SCCR	Schwab Strategic Trust Schwab Core Bond ETF	ExchangeTradedFund	NYSE Arca
SCD	LMP Capital and Income Fund Inc. Common Stock	Fund	New York Stock Exchange
SCDL	UBS AG ETRACS 2x Leveraged US Dividend Factor TR ETN	ExchangeTradedNote	NYSE Arca
SCDS	JPMorgan Fundamental Data Science Small Core ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
SCDV	ETF Series Solutions Bahl & Gaynor Small Cap Dividend ETF	ExchangeTradedFund	NYSE Arca
SCEC	Sterling Capital Enhanced Core Bond ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
SCEP	Sterling Capital Hedged Equity Premium Income ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
SCEpG	Edison International 5.10% Trust Preference Securities	PreferredStock	New York Stock Exchange
SCEpL	Edison International 5.00% Trust Preference Securities	StructuredProduct	New York Stock Exchange
SCEpM	Edison International 7.50% Trust Preference Securities	StructuredProduct	New York Stock Exchange
SCEpN	Edison International 6.95% Trust Preference Securities	StructuredProduct	New York Stock Exchange
SCHA	Schwab Strategic Trust Schwab U.S. Small-Cap ETF	ExchangeTradedFund	NYSE Arca
SCHB	Schwab Strategic Trust Schwab U.S. Broad Market ETF	ExchangeTradedFund	NYSE Arca
SCHC	Schwab Strategic Trust Schwab International Small-Cap Equity ETF	ExchangeTradedFund	NYSE Arca
SCHD	Schwab Strategic Trust Schwab U.S. Dividend Equity ETF	ExchangeTradedFund	NYSE Arca
SCHE	Schwab Strategic Trust Schwab Emerging Markets Equity ETF	ExchangeTradedFund	NYSE Arca
SCHF	Schwab Strategic Trust Schwab International Equity ETF	ExchangeTradedFund	NYSE Arca
SCHG	Schwab Strategic Trust Schwab U.S. Large-Cap Growth ETF	ExchangeTradedFund	NYSE Arca
SCHH	Schwab Strategic Trust Schwab U.S. REIT ETF	ExchangeTradedFund	NYSE Arca
SCHI	Schwab Strategic Trust Schwab 5-10 Year Corporate Bond ETF	ExchangeTradedFund	NYSE Arca
SCHJ	Schwab Strategic Trust Schwab 1-5 Year Corporate Bond ETF	ExchangeTradedFund	NYSE Arca
SCHK	Schwab Strategic Trust Schwab 1000 Index ETF	ExchangeTradedFund	NYSE Arca
SCHL	Scholastic Corp COM USD.25	CommonStock	NASDAQ Stock Market
SCHM	Schwab Strategic Trust Schwab U.S. Mid-Cap ETF	ExchangeTradedFund	NYSE Arca
SCHO	Schwab Strategic Trust Schwab Short-Term U.S. Treasury ETF	ExchangeTradedFund	NYSE Arca
SCHP	Schwab Strategic Trust Schwab U.S. TIPs ETF	ExchangeTradedFund	NYSE Arca
SCHQ	Schwab Strategic Trust Schwab Long-Term U.S. Treasury ETF	ExchangeTradedFund	NYSE Arca
SCHR	Schwab Strategic Trust Schwab Intermediate-Term U.S. Treasury ETF	ExchangeTradedFund	NYSE Arca
SCHV	Schwab Strategic Trust Schwab U.S. Large-Cap Value ETF	ExchangeTradedFund	NYSE Arca
SCHW	The Charles Schwab Corporation Common Stock	CommonStock	New York Stock Exchange
SCHWpD	The Charles Schwab Corporation Depositary Shares each representing 1/40th interest	PreferredStock	New York Stock Exchange
SCHWpJ	The Charles Schwab Corporation Depositary Shares, Each Representing a 1/40th Inter	PreferredStock	New York Stock Exchange
SCHX	Schwab Strategic Trust Schwab U.S. Large-Cap ETF	ExchangeTradedFund	NYSE Arca
SCHY	Schwab Strategic Trust Schwab International Dividend Equity ETF	ExchangeTradedFund	NYSE Arca
SCHZ	Schwab Strategic Trust Schwab U.S. Aggregate Bond ETF	ExchangeTradedFund	NYSE Arca
SCI	Service Corporation International Common Stock	CommonStock	New York Stock Exchange
SCII	SC II Acquisition Corp CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
SCIIR	SC II Acquisition Corp. Rights	Right	NASDAQ Stock Market
SCIIU	SC II Acquisition Corp UNIT (1CLA 1 RT)	Unit	NASDAQ Stock Market
SCIO	First Trust Exchange-Traded Fund IV First Trust Structured Credit Income Opportuniti	ExchangeTradedFund	NYSE Arca
SCJ	iShares Inc. iShares MSCI Japan Small-Cap ETF	ExchangeTradedFund	NYSE Arca
SCJN	Corgi U.S. Small-Cap 15 Structured Buffer ETF - June Series ETF	ExchangeTradedFund	CBOE BZX Exchange
SCKT	Socket Mobile Inc COM NPV	CommonStock	NASDAQ Stock Market
SCL	Stepan Company Common Stock	CommonStock	New York Stock Exchange
SCLS	Stoneport Advisors Commodity Long Short ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
SCLX	Scilex Holding Co COM	CommonStock	NASDAQ Stock Market

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
SCLXW	Scilex Holding Co WT EXP 111027	Warrant	NASDAQ Stock Market
SCLZ	Swan Enhanced Dividend Income ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
SCM	Stellus Capital Investment Corporation Common Stock	CommonStock	New York Stock Exchange
SCMB	Schwab Strategic Trust Schwab Municipal Bond ETF	ExchangeTradedFund	NYSE Arca
SCMC	Sterling Capital Multi-Strategy Income ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
SCMY	Corgi U.S. Small-Cap 15 Structured Buffer ETF - May Series ETF	ExchangeTradedFund	CBOE BZX Exchange
SCNI	Scinai Immunotherapeutics Ltd ADR	AdrCommon	NASDAQ Stock Market
SCNM	Sterling Capital National Municipal Bond ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
SCNX	Scienture Holdings Inc COM USD.0001	CommonStock	NASDAQ Stock Market
SCO	ProShares Trust II ProShares UltraShort Bloomberg Crude Oil	ExchangeTradedVehicle	NYSE Arca
SCOP	Sprott Physical Copper Trust Units	ExchangeTradedVehicle	NYSE Arca
SCOR	comScore Inc COM USD.001	CommonStock	NASDAQ Stock Market
SCOW	Pacer S&P SmallCap 600 Quality FCF Aristocrats ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
SCPQ	Social Commerce Partners Corp CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
SCPQU	Social Commerce Partners Corp UNIT (1CLA 1/2 WT)	Unit	NASDAQ Stock Market
SCPQW	Social Commerce Partners Corp WT EXP 112430	Warrant	NASDAQ Stock Market
SCSB	Sterling Capital Short Duration Bond ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
SCSC	ScanSource Inc COM NPV	CommonStock	NASDAQ Stock Market
SCUB	Sterling Capital Ultra Short Bond ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
SCUS	Schwab Strategic Trust Schwab Ultra-Short Income ETF	ExchangeTradedFund	NYSE Arca
SCVL	Shoe Carnival Inc COM USD.1	CommonStock	NASDAQ Stock Market
SCWO	374Water Inc COM USD.001	CommonStock	NASDAQ Stock Market
SCYB	Schwab Strategic Trust Schwab High Yield Bond ETF	ExchangeTradedFund	NYSE Arca
SCYX	SCYNEXIS Inc COM USD.001	CommonStock	NASDAQ Stock Market
SCZ	iShares MSCI EAFE Small-Cap ETF MSCI SMALL CAP	ExchangeTradedFund	NASDAQ Stock Market
SCZM	Santacruz Silver Mining Ltd COM NPV	CommonStock	NASDAQ Stock Market
SD	SandRidge Energy, Inc. Common Stock	CommonStock	New York Stock Exchange
SDA	SunCar Technology Group Inc ORD	CommonStock	NASDAQ Stock Market
SDAWW	SunCar Technology Group Inc WT EXP 050828	Warrant	NASDAQ Stock Market
SDCI	USCF ETF Trust USCF SummerHaven Dynamic Commodity Strategy No K-1 Fund	ExchangeTradedFund	NYSE Arca
SDCP	Virtus ETF Trust II Virtus Newfleet Short Duration Core Plus Bond ETF	ExchangeTradedFund	NYSE Arca
SDD	ProShares Trust ProShares UltraShort SmallCap600	ExchangeTradedFund	NYSE Arca
SDEM	Global X Funds Global X MSCI SuperDividend Emerging Markets ETF	ExchangeTradedFund	NYSE Arca
SDEV	Stablecoin Development Corporation Common Stock	CommonStock	NYSE American
SDFI	AB Active ETFs, Inc. AB Short Duration Income ETF	ExchangeTradedFund	NYSE Arca
SDG	iShares MSCI Global Sustainable Development Goals ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
SDGR	Schrodinger Inc COM	CommonStock	NASDAQ Stock Market
SDHC	Smith Douglas Homes Corp. Class A Common Stock	CommonStock	New York Stock Exchange
SDHI	Siddhi Acquisition Corp CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
SDHIR	Siddhi Acquisition Corp Right	Right	NASDAQ Stock Market
SDHIU	Siddhi Acquisition Corp UNIT(1 CLA 1RT)	Unit	NASDAQ Stock Market
SDHY	PGIM Short Duration High Yield Opportunities Fund Common Shares	CommonStock	New York Stock Exchange
SDIV	Global X Funds Global X SuperDividend ETF	ExchangeTradedFund	NYSE Arca
SDM	Smart Digital Group Ltd ORD USD0.001	CommonStock	NASDAQ Stock Market
SDMF	Simplify Exchange Traded Funds Simplify DBi CTA Managed Futures Index ETF	ExchangeTradedFund	NYSE Arca
SDOG	ALPS ETF Trust ALPS Sector Dividend Dogs ETF	ExchangeTradedFund	NYSE Arca
SDOT	Sadot Group Inc COM	CommonStock	NASDAQ Stock Market
SDOW	ProShares Trust ProShares UltraPro Short Dow30	ExchangeTradedFund	NYSE Arca
SDP	ProShares Trust ProShares UltraShort Utilities	ExchangeTradedFund	NYSE Arca
SDRL	Seadrill Limited Common Shares	CommonStock	New York Stock Exchange
SDS	ProShares Trust ProShares UltraShort S&P 500	ExchangeTradedFund	NYSE Arca
SDSI	American Century Short Duration Strategic Income ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
SDST	Stardust Power Inc COM	CommonStock	NASDAQ Stock Market
SDSTW	Stardust Power Inc WT EXP 010626	Warrant	NASDAQ Stock Market
SDTY	YieldMax S&P 500 0DTE Covered Call Strategy ETF ETF	ExchangeTradedFund	NASDAQ Stock Market

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
SDVD	FT Vest SMID Rising Dividend Achievers Target Income ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
SDVY	First Trust Exchange-Traded Fund VI - First Trust SMID Cap Rising Dividend Achievers	ExchangeTradedFund	NASDAQ Stock Market
SDY	SPDR Series Trust State Street SPDR S&P Dividend ETF	ExchangeTradedFund	NYSE Arca
SE	Sea Limited American depositary shares, each representing one Class A ordinary shar	AdrCommon	New York Stock Exchange
SEA	ETF Series Solutions U.S. Global Sea to Sky Cargo ETF	ExchangeTradedFund	NYSE Arca
SEALpA	Seapeak LLC 9.00% Series A Cumulative Redeemable Perpetual Preferred Units	PreferredStock	New York Stock Exchange
SEALpB	Seapeak LLC 8.50% Series B Fixed-to-Floating Rate Cumulative Redeemable Perpetual	PreferredStock	New York Stock Exchange
SEAT	Vivid Seats Inc COM CL A	CommonStock	NASDAQ Stock Market
SEATW	Vivid Seats Inc WT EXP	Warrant	NASDAQ Stock Market
SEB	Seaboard Corporation Common Stock	CommonStock	NYSE American
SECR	New York Life Investments Active ETF Trust NYLI MacKay Securitized Income ETF	ExchangeTradedFund	NYSE Arca
SECT	Main Sector Rotation ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
SECU	iShares Securitized Income Active ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
SEDG	SolarEdge Technologies Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
SEED	Origin Agritech Ltd COM USD	CommonStock	NASDAQ Stock Market
SEEM	SEI Select Emerging Markets Equity ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
SEER	Seer Inc COM CL A	CommonStock	NASDAQ Stock Market
SEF	ProShares Trust ProShares Short Financials	ExchangeTradedFund	NYSE Arca
SEG	Seaport Entertainment Group Inc. Common Stock	CommonStock	New York Stock Exchange
SEGG	Sports Entertainment Gaming Global Corp COM	CommonStock	NASDAQ Stock Market
SEI	Solaris Energy Infrastructure, Inc. Class A Common Stock	CommonStock	New York Stock Exchange
SEIC	SEI Investments Co COM USD.01	CommonStock	NASDAQ Stock Market
SEIE	SEI Select International Equity ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
SEIM	SEI Enhanced U.S. Large Cap Momentum Factor ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
SEIQ	SEI Enhanced U.S. Large Cap Quality Factor ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
SEIS	SEI Select Small Cap ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
SEIV	SEI Enhanced U.S. Large Cap Value Factor ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
SEIX	Virtus ETF Trust II Virtus Seix Senior Loan ETF	ExchangeTradedFund	NYSE Arca
SELF	Global Self Storage Inc COM USD.01	CommonStock	NASDAQ Stock Market
SELV	SEI Enhanced Low Volatility U.S. Large Cap ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
SELX	Semilux International Ltd ORD USD0.0001	CommonStock	NASDAQ Stock Market
SEM	Select Medical Holdings Corporation Common Stock	CommonStock	New York Stock Exchange
SEMG	EA Series Trust Suncoast Select Growth ETF	ExchangeTradedFund	NYSE Arca
SEMI	Columbia ETF Trust I Columbia Select Technology ETF	ExchangeTradedFund	NYSE Arca
SEMY	GraniteShares YieldBOOST Semiconductor ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
SENEA	Seneca Foods Corp. CL A COM NPV	CommonStock	NASDAQ Stock Market
SENEB	Seneca Foods Corp. CL B COM NPV	CommonStock	NASDAQ Stock Market
SENS	Senseonics Holdings Inc COM USD.001	CommonStock	NASDAQ Stock Market
SEPI	SCM Trust Shelton Equity Premium Income ETF	ExchangeTradedFund	NYSE Arca
SEPM	FT Vest U.S. Equity Max Buffer ETF - September ETF	ExchangeTradedFund	CBOE BZX Exchange
SEPN	Septerna Inc COM NPV	CommonStock	NASDAQ Stock Market
SEPP	PGIM S&P 500 Buffer 12 ETF - September ETF	ExchangeTradedFund	CBOE BZX Exchange
SEPT	AllianzIM U.S. Equity Buffer10 Sep ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
SEPU	AllianzIM U.S. Equity Buffer15 Uncapped Sep ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
SEPW	AllianzIM U.S. Equity Buffer20 Sep ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
SEPZ	TrueShares Structured Outcome (September) ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
SER	Serina Therapeutics, Inc. Common Stock	CommonStock	NYSE American
SERA	Sera Prognostics Inc COM CL A	CommonStock	NASDAQ Stock Market
SERV	Serve Robotics Inc COM	CommonStock	NASDAQ Stock Market
SES	SES AI Corporation Class A Common Stock	CommonStock	New York Stock Exchange
SES.WS	SES AI Corporation Warrants, each whole warrant exercisable for one share of Class A	Warrant	New York Stock Exchange
SETH	ProShares Trust ProShares Short Ether ETF	ExchangeTradedFund	NYSE Arca
SETM	Sprott Critical Materials ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
SEV	Aptera Motors Corp CL B COM USD$0.0001	CommonStock	NASDAQ Stock Market
SEVN	Seven Hills Realty Trust COM USD0.001	CommonStock	NASDAQ Stock Market

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
SEZL	Sezzle Inc COM	CommonStock	NASDAQ Stock Market
SF	Stifel Financial Corp. Common Stock	CommonStock	New York Stock Exchange
SFB	Stifel Financial Corp. 5.20% Senior Notes due 2047	StructuredProduct	New York Stock Exchange
SFBC	Sound Financial Bancorp Inc COM USD.01	CommonStock	NASDAQ Stock Market
SFBS	ServisFirst Bancshares, Inc. Common Stock	CommonStock	New York Stock Exchange
SFD	Smithfield Foods Inc COM	CommonStock	NASDAQ Stock Market
SFEB	FT Vest US Small Cap Moderate Buffer ETF - February ETF	ExchangeTradedFund	CBOE BZX Exchange
SFGV	EA Series Trust Sequoia Global Value ETF	ExchangeTradedFund	NYSE Arca
SFHG	Samfine Creation Holdings Group Ltd CLA ORD USD0.0003125	CommonStock	NASDAQ Stock Market
SFIX	Stitch Fix Inc CL A COM USD.00002	CommonStock	NASDAQ Stock Market
SFL	SFL Corporation Ltd. Common Shares	CommonStock	New York Stock Exchange
SFLO	VictoryShares Small Cap Free Cash Flow ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
SFLR	Innovator ETFs Trust Innovator Equity Managed Floor ETF	ExchangeTradedFund	NYSE Arca
SFM	Sprouts Farmers Market Inc COM USD.001	CommonStock	NASDAQ Stock Market
SFNC	Simmons First National Corp CL A COM NPV	CommonStock	NASDAQ Stock Market
SFST	Southern First Bankshares Inc COM USD.01	CommonStock	NASDAQ Stock Market
SFTX	Horizon Funds Horizon International Managed Risk ETF	ExchangeTradedFund	NYSE Arca
SFTY	Horizon Managed Risk ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
SFWL	Shengfeng Development Ltd CL A ORD	CommonStock	NASDAQ Stock Market
SFY	Tidal Trust I SoFi Select 500 ETF	ExchangeTradedFund	NYSE Arca
SFYF	Tidal Trust I SoFi Social 50 ETF	ExchangeTradedFund	NYSE Arca
SFpB	Stifel Financial Corp. Depositary Shares, each representing a 1/1000th interest in a sh	PreferredStock	New York Stock Exchange
SFpC	Stifel Financial Corp. Depositary Shares, Each Representing 1/1,000th Interest in a Sha	PreferredStock	New York Stock Exchange
SFpD	Stifel Financial Corp. Depositary Shares, Each Representing 1/1,000th Interest in a Sha	PreferredStock	New York Stock Exchange
SG	Sweetgreen, Inc. Class A Common Stock	CommonStock	New York Stock Exchange
SGA	Saga Communications Inc. CL A COM USD.01	CommonStock	NASDAQ Stock Market
SGC	Superior Group of Cos Inc COM USD1	CommonStock	NASDAQ Stock Market
SGDJ	Sprott Funds Trust Sprott Junior Gold Miners ETF	ExchangeTradedFund	NYSE Arca
SGDM	Sprott Funds Trust Sprott Gold Miners ETF	ExchangeTradedFund	NYSE Arca
SGHC	Super Group (SGHC) Limited Ordinary shares with no par value	CommonStock	New York Stock Exchange
SGHT	Sight Sciences Inc COM	CommonStock	NASDAQ Stock Market
SGI	Somnigroup International Inc. Common Stock	CommonStock	New York Stock Exchange
SGLC	The RBB Fund, Inc. SGI U.S. Large Cap Core ETF	ExchangeTradedFund	NYSE Arca
SGLY	Singularity Future Technology Ltd COM NPV	CommonStock	NASDAQ Stock Market
SGML	Sigma Lithium Corporation COM	CommonStock	NASDAQ Stock Market
SGMT	Sagimet Biosciences Inc COM SR A USD.0001	CommonStock	NASDAQ Stock Market
SGOL	abrdn Gold ETF Trust abrdn Physical Gold Shares ETF	ExchangeTradedVehicle	NYSE Arca
SGOV	iShares Trust iShares 0-3 Month Treasury Bond ETF	ExchangeTradedFund	New York Stock Exchange
SGP	SpyGlass Pharma Inc COM USD0.00001	CommonStock	NASDAQ Stock Market
SGRP	SPAR Group Inc COM USD.01	CommonStock	NASDAQ Stock Market
SGRT	Tidal Trust I SMART Earnings Growth 30 ETF	ExchangeTradedFund	NYSE Arca
SGRW	Harbor ETF Trust Harbor Active Small Cap Growth ETF	ExchangeTradedFund	NYSE Arca
SGRY	Surgery Partners Inc COM USD.01	CommonStock	NASDAQ Stock Market
SGU	Star Group, L.P. Common Units Representing Limited Partner Interest	CommonStock	New York Stock Exchange
SGVT	Schwab Strategic Trust Schwab Government Money Market ETF	ExchangeTradedFund	NYSE Arca
SH	ProShares Trust ProShares Short S&P 500	ExchangeTradedFund	NYSE Arca
SHAG	WisdomTree Yield Enhanced US Short Term Aggregate Bond Fund ETF	ExchangeTradedFund	CBOE BZX Exchange
SHAK	Shake Shack Inc. Class A common stock	CommonStock	New York Stock Exchange
SHAZ	SharonAI Holdings Inc COM CL A	CommonStock	NASDAQ Stock Market
SHBI	Shore Bancshares Inc COM USD.01	CommonStock	NASDAQ Stock Market
SHC	Sotera Health Co COM	CommonStock	NASDAQ Stock Market
SHDG	Soundwatch Hedged Equity ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
SHE	SPDR Series Trust State Street SPDR MSCI USA Gender Diversity ETF	ExchangeTradedFund	NYSE Arca
SHEH	Precidian ETFs Trust Shell plc ADRhedged	ExchangeTradedFund	NYSE Arca
SHEL	Shell plc American Depositary Shares (each representing two (2) Ordinary Shares)	AdrCommon	New York Stock Exchange

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
SHEN	Shenandoah Telecommunications Co COM USD10	CommonStock	NASDAQ Stock Market
SHFS	SHF Holdings Inc COM CL A	CommonStock	NASDAQ Stock Market
SHFSW	SHF Holdings Inc WT EXP 110127	Warrant	NASDAQ Stock Market
SHG	Shinhan Financial Group Co., Ltd. American Depositary Shares (Each representing one	AdrCommon	New York Stock Exchange
SHIM	Shimmick Corp COM USD0.01	CommonStock	NASDAQ Stock Market
SHIP	Seanergy Maritime Holdings Corp COM USD.0001	CommonStock	NASDAQ Stock Market
SHLD	Global X Funds Global X Defense Tech ETF	ExchangeTradedFund	NYSE Arca
SHLS	Shoals Technologies Group Inc COM CL A	CommonStock	NASDAQ Stock Market
SHM	SPDR Series Trust State Street SPDR Nuveen ICE Short Term Municipal Bond ETF	ExchangeTradedFund	NYSE Arca
SHMD	SCHMID Group NV ORD CL A USD0.0001	CommonStock	NASDAQ Stock Market
SHMDW	SCHMID Group NV WT EXP	Warrant	NASDAQ Stock Market
SHNY	Bank of Montreal MicroSectors Gold 3X Leveraged ETNs due January 29, 2043	ExchangeTradedFund	NYSE Arca
SHO	Sunstone Hotel Investors, Inc. Common Stock	CommonStock	New York Stock Exchange
SHOC	EA Series Trust Strive U.S. Semiconductor ETF	ExchangeTradedFund	New York Stock Exchange
SHOO	Steven Madden Ltd COM USD.0001	CommonStock	NASDAQ Stock Market
SHOP	Shopify Inc CL A SUB VTG	CommonStock	NASDAQ Stock Market
SHOpH	Sunstone Hotel Investors, Inc. 6.125% Series H Cumulative Redeemable Preferred Sto	PreferredStock	New York Stock Exchange
SHOpI	Sunstone Hotel Investors, Inc. 5.70% Series I Cumulative Redeemable Preferred Stock	PreferredStock	New York Stock Exchange
SHPH	Shuttle Pharmaceuticals Holdings Inc COM USD0.00001	CommonStock	NASDAQ Stock Market
SHPP	Pacer Funds Trust Pacer Industrials and Logistics ETF	ExchangeTradedFund	NYSE Arca
SHPU	Direxion Daily SHOP Bull 2X ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
SHRT	Tidal Trust I Gotham Short Strategies ETF	ExchangeTradedFund	NYSE Arca
SHRY	First Trust Bloomberg Shareholder Yield ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
SHUS	Exchange Listed Funds Trust Stratified LargeCap Hedged ETF	ExchangeTradedFund	NYSE Arca
SHV	iShares Trust iShares 0 1 Year Treasury Bond ETF	ExchangeTradedFund	New York Stock Exchange
SHW	The Sherwin-Williams Company Common Stock	CommonStock	New York Stock Exchange
SHY	iShares 1-3 Year Treasury Bond ETF 1-3 YR TRS BD	ExchangeTradedFund	NASDAQ Stock Market
SHYD	VanEck Short High Yield Muni ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
SHYG	iShares Trust iShares 0-5 Year High Yield Corporate Bond ETF	ExchangeTradedFund	NYSE Arca
SHYL	DBX ETF Trust Xtrackers Short Duration High Yield Bond ETF	ExchangeTradedFund	NYSE Arca
SHYM	iShares Short Duration High Yield Muni Active ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
SI	Shoulder Innovations, Inc. Common Stock	CommonStock	New York Stock Exchange
SIBN	SI-BONE Inc COM	CommonStock	NASDAQ Stock Market
SID	Companhia Siderurgica Nacional American Depositary Shares (Each representing One	AdrCommon	New York Stock Exchange
SIDU	Sidus Space Inc COM CL A USD0.0001	CommonStock	NASDAQ Stock Market
SIEB	Siebert Financial Corp. COM USD1	CommonStock	NASDAQ Stock Market
SIF	SIFCO Industries Inc Common Stock	CommonStock	NYSE American
SIFI	Harbor ETF Trust Harbor Ares Systematic Multi-Sector Income ETF	ExchangeTradedFund	NYSE Arca
SIFY	Sify Technologies Ltd SPONSORED ADR	AdrCommon	NASDAQ Stock Market
SIG	Signet Jewelers Limited Common Shares	CommonStock	New York Stock Exchange
SIGA	SIGA Technologies Inc COM USD.0001	CommonStock	NASDAQ Stock Market
SIGI	Selective Insurance Group Inc COM USD2	CommonStock	NASDAQ Stock Market
SIGIP	Selective Insurance Group Inc PFD B	PreferredStock	NASDAQ Stock Market
SIHY	Harbor ETF Trust Harbor Ares Systematic High Yield ETF	ExchangeTradedFund	NYSE Arca
SII	Sprott Inc. Common Shares	CommonStock	New York Stock Exchange
SIJ	ProShares Trust ProShares UltraShort Industrials	ExchangeTradedFund	NYSE Arca
SIL	Global X Funds Global X Silver Miners ETF	ExchangeTradedFund	NYSE Arca
SILA	Sila Realty Trust, Inc. Common Stock	CommonStock	New York Stock Exchange
SILC	Silicom Ltd ORD NIS.01	CommonStock	NASDAQ Stock Market
SILJ	Amplify ETF Trust Amplify Junior Silver Miners ETF	ExchangeTradedFund	NYSE Arca
SILO	Silo Pharma Inc COM USD.0001	CommonStock	NASDAQ Stock Market
SIM	Grupo Simec S.A.B. de C.V. American Depositary Shares (each representing one Series	AdrCommon	NYSE American
SIMA	SIM Acquisition Corp I CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
SIMAU	SIM Acquisition Corp I UNIT (1CLA 1/2 WT)	Unit	NASDAQ Stock Market
SIMAW	SIM Acquisition Corp I WT EXP 060131	Warrant	NASDAQ Stock Market

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
SIMO	Silicon Motion Technology Corp ADR	AdrCommon	NASDAQ Stock Market
SIMS	SPDR Series Trust State Street SPDR S&P Kensho Intelligent Structures ETF	ExchangeTradedFund	NYSE Arca
SINT	SINTX Technologies Inc COM USD.01	CommonStock	NASDAQ Stock Market
SIO	Touchstone ETF Trust Touchstone Strategic Income ETF	ExchangeTradedFund	NYSE Arca
SION	Sionna Therapeutics Inc COM USD0.001	CommonStock	NASDAQ Stock Market
SIOO	Tidal Trust III VistaShares Target 15 S&P 100 Distribution ETF	ExchangeTradedFund	NYSE Arca
SIRI	Sirius XM Holdings Inc COM USD.001	CommonStock	NASDAQ Stock Market
SITC	SITE Centers Corp. Common Shares	CommonStock	New York Stock Exchange
SITE	SiteOne Landscape Supply, Inc. Common stock	CommonStock	New York Stock Exchange
SITM	SiTime Corp COM	CommonStock	NASDAQ Stock Market
SIVR	abrdn Silver ETF Trust abrdn Physical Silver Shares ETF	ExchangeTradedVehicle	NYSE Arca
SIXA	Exchange Traded Concepts Trust ETC 6 Meridian Mega Cap Equity ETF	ExchangeTradedFund	NYSE Arca
SIXD	AllianzIM U.S. Equity 6 Month Buffer10 Jun/Dec ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
SIXF	AllianzIM U.S. Equity 6 Month Buffer10 Feb/Aug ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
SIXH	Exchange Traded Concepts Trust ETC 6 Meridian Hedged Equity Index Option ETF	ExchangeTradedFund	NYSE Arca
SIXJ	AllianzIM U.S. Equity 6 Month Buffer10 Jan/Jul ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
SIXL	Exchange Traded Concepts Trust ETC 6 Meridian Low Beta Equity ETF	ExchangeTradedFund	NYSE Arca
SIXO	AllianzIM U.S. Equity 6 Month Buffer10 Apr/Oct ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
SIXP	AllianzIM U.S. Equity 6 Month Buffer10 Mar/Sep ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
SIXS	Exchange Traded Concepts Trust ETC 6 Meridian Small Cap Equity ETF	ExchangeTradedFund	NYSE Arca
SIXZ	AllianzIM U.S. Equity 6 Month Buffer10 May/Nov ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
SIZE	iShares Trust iShares MSCI USA Size Factor ETF	ExchangeTradedFund	NYSE Arca
SJ	Scienjoy Holding Corp ORD CL A	CommonStock	NASDAQ Stock Market
SJB	ProShares Trust ProShares Short High Yield	ExchangeTradedFund	NYSE Arca
SJCP	SanJac Alpha Core Plus Bond ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
SJLD	SanJac Alpha Low Duration ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
SJM	The J.M. Smucker Company Common Stock	CommonStock	New York Stock Exchange
SJNK	SPDR Series Trust State Street SPDR Bloomberg Short Term High Yield Bond ETF	ExchangeTradedFund	NYSE Arca
SJT	San Juan Basin Royalty Trust Units of Beneficial Interest	CommonStock	New York Stock Exchange
SKBL	Skyline Builders Group Holding Ltd CL A ORD USD0.00001	CommonStock	NASDAQ Stock Market
SKE	Skeena Resources Limited Common Shares	CommonStock	New York Stock Exchange
SKF	ProShares Trust ProShares UltraShort Financials	ExchangeTradedFund	NYSE Arca
SKIL	Skillsoft Corp. Class A Common Stock	CommonStock	New York Stock Exchange
SKIN	SkinHealth Systems Inc COM CL A	CommonStock	NASDAQ Stock Market
SKK	SKK Holdings Ltd CL A ORD USD0.0025	CommonStock	NASDAQ Stock Market
SKLZ	Skillz Inc. Class A Common Stock	CommonStock	New York Stock Exchange
SKM	SK Telecom Co., Ltd. American Depositary Shares (Each representing 5/9th of a Ordin	AdrCommon	New York Stock Exchange
SKOR	FlexShares Credit-Scored US Corporate Bond Index Fund ETF	ExchangeTradedFund	NASDAQ Stock Market
SKRE	Tuttle Capital Daily 2X Inverse Regional Banks ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
SKT	Tanger Inc. Common Stock	CommonStock	New York Stock Exchange
SKWD	Skyward Specialty Insurance Group Inc COM USD0.01	CommonStock	NASDAQ Stock Market
SKY	Champion Homes, Inc. Common Stock	CommonStock	New York Stock Exchange
SKYA	SkyAI Inc COM	CommonStock	NASDAQ Stock Market
SKYAW	SkyAI Inc WRRTS	Warrant	NASDAQ Stock Market
SKYE	Skye Bioscience Inc COM	CommonStock	NASDAQ Stock Market
SKYH	Sky Harbour Group Corporation Class A Common Stock	CommonStock	New York Stock Exchange
SKYH.WS	Sky Harbour Group Corporation Warrants, each whole warrant exercisable for one sh	Warrant	New York Stock Exchange
SKYQ	Sky Quarry Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
SKYT	SkyWater Technology Inc COM	CommonStock	NASDAQ Stock Market
SKYU	ProShares Ultra Cloud Computing ETF	ExchangeTradedFund	NASDAQ Stock Market
SKYW	SkyWest Inc COM NPV	CommonStock	NASDAQ Stock Market
SKYX	SKYX Platforms Corp COM	CommonStock	NASDAQ Stock Market
SKYY	First Trust Cloud Computing ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
SLAB	Silicon Laboratories Inc COM USD.0001	CommonStock	NASDAQ Stock Market
SLAI	SOLAI Limited American Depositary Shares (each representing one hundred (100) Cla	AdrCommon	New York Stock Exchange

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
SLB	SLB Limited Common Shares	CommonStock	New York Stock Exchange
SLDB	Solid Biosciences Inc COM 0.001	CommonStock	NASDAQ Stock Market
SLDE	Slide Insurance Holdings Inc COM USD0.01	CommonStock	NASDAQ Stock Market
SLDP	Solid Power Inc CL A COM	CommonStock	NASDAQ Stock Market
SLDPW	Solid Power Inc WT EXP 031926	Warrant	NASDAQ Stock Market
SLDR	Global X Funds Global X Short-Term Treasury Ladder ETF	ExchangeTradedFund	NYSE Arca
SLE	Super League Enterprise Inc COM	CommonStock	NASDAQ Stock Market
SLF	Sun Life Financial Inc. Common Shares	CommonStock	New York Stock Exchange
SLG	SL Green Realty Corp. Common Stock	CommonStock	New York Stock Exchange
SLGB	Smart Logistics Global Ltd ORD HKD0.0001	CommonStock	NASDAQ Stock Market
SLGL	Sol Gel Technologies Ltd COM	CommonStock	NASDAQ Stock Market
SLGN	Silgan Holdings Inc. Common Stock	CommonStock	New York Stock Exchange
SLGpI	SL Green Realty Corp. 6.50% Series I Cumulative Redeemable Preferred Stock	PreferredStock	New York Stock Exchange
SLI	Standard Lithium Ltd. Common Shares	CommonStock	NYSE American
SLJY	Amplify ETF Trust Amplify SILJ Junior Silver Miners Covered Call ETF	ExchangeTradedFund	NYSE Arca
SLM	SLM Corp COM USD.2 VTG	CommonStock	NASDAQ Stock Market
SLMBP	SLM Corp PFD SER B	PreferredStock	NASDAQ Stock Market
SLMT	Brera Holdings PLC CL B ORD USD0.5	CommonStock	NASDAQ Stock Market
SLN	Silence Therapeutics PLC ADR	AdrCommon	NASDAQ Stock Market
SLND	Southland Holdings, Inc. Common Stock	CommonStock	NYSE American
SLND.WS	Southland Holdings, Inc. Redeemable Warrants, each whole warrant exercisable for s	Warrant	NYSE American
SLNG	Stabilis Solutions Inc COM	CommonStock	NASDAQ Stock Market
SLNH	Soluna Holdings Inc COM USD1	CommonStock	NASDAQ Stock Market
SLNHP	Soluna Holdings Inc 9% CUM PFD A	PreferredStock	NASDAQ Stock Market
SLNZ	TCW ETF Trust TCW Senior Loan ETF	ExchangeTradedFund	New York Stock Exchange
SLON	ProShares Trust ProShares Ultra Solana ETF	ExchangeTradedFund	NYSE Arca
SLP	Simulations Plus Inc COM USD.001	CommonStock	NASDAQ Stock Market
SLQD	iShares 0-5 Year Investment Grade Corporate Bond ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
SLQT	SelectQuote, Inc. Common Stock	CommonStock	New York Stock Exchange
SLRC	SLR Investment Corp COM USD.01	CommonStock	NASDAQ Stock Market
SLS	SELLAS Life Sciences Group Inc COM	CommonStock	NASDAQ Stock Market
SLSN	Solesence Inc COM NPV	CommonStock	NASDAQ Stock Market
SLSR	Solaris Resources Inc. Common Shares	CommonStock	NYSE American
SLTY	Tidal Trust II YieldMax Ultra Short Option Income Strategy ETF	ExchangeTradedFund	NYSE Arca
SLV	iShares Silver Trust Shares of the iShares Silver Trust	ExchangeTradedVehicle	NYSE Arca
SLVM	Sylvamo Corporation Common Stock	CommonStock	New York Stock Exchange
SLVO	UBS AG ETRACS Silver Shares Covered Call ETNs due April 21 2033 STRUCT PRODUCT	ExchangeTradedFund	NASDAQ Stock Market
SLVP	iShares MSCI Global Silver and Metals Miners ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
SLVR	Sprott Silver Miners & Physical Silver ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
SLVX	Tidal Trust II Nicholas Silver Income ETF	ExchangeTradedFund	NYSE Arca
SLX	VanEck ETF Trust VanEck Steel ETF	ExchangeTradedFund	NYSE Arca
SLXN	Silexion Therapeutics Corp ORD USD0.135	CommonStock	NASDAQ Stock Market
SLXNW	Silexion Therapeutics Corp WT EXP 081529	Warrant	NASDAQ Stock Market
SLYG	SPDR Series Trust State Street SPDR S&P 600 Small Cap Growth ETF	ExchangeTradedFund	NYSE Arca
SLYV	SPDR Series Trust State Street SPDR S&P 600 Small Cap Value ETF	ExchangeTradedFund	NYSE Arca
SM	SM Energy Company Capital Stock	CommonStock	New York Stock Exchange
SMA	SmartStop Self Storage REIT, Inc. Common Stock	CommonStock	New York Stock Exchange
SMAX	iShares Large Cap Max Buffer Sep ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
SMAY	FT Vest U.S. Small Cap Moderate Buffer ETF - May ETF	ExchangeTradedFund	CBOE BZX Exchange
SMB	VanEck Short Muni ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
SMBC	Southern Missouri Bancorp Inc COM USD.01	CommonStock	NASDAQ Stock Market
SMBK	SmartFinancial, Inc. Common Stock	CommonStock	New York Stock Exchange
SMBS	Schwab Strategic Trust Schwab Mortgage-Backed Securities ETF	ExchangeTradedFund	NYSE Arca
SMC	Summit Midstream Corporation Common Stock	CommonStock	New York Stock Exchange
SMCF	Themes US Small Cap Cash Flow Champions ETF ETF	ExchangeTradedFund	NASDAQ Stock Market

Pearl Equities Securities List as of 6/4/2026			
Symbol	**Security Name**	**Security Class**	**Listed Exchange**
SMCI	Super Micro Computer Inc COM USD.001	CommonStock	NASDAQ Stock Market
SMCL	GraniteShares 2x Long SMCI Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
SMCO	Hilton Small-MidCap Opportunity ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
SMCP	Tidal Trust I SMART Mid Cap ETF	ExchangeTradedFund	NYSE Arca
SMCX	Defiance Daily Target 2X Long SMCI ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
SMCY	Tidal Trust II YieldMax SMCI Option Income Strategy ETF	ExchangeTradedFund	NYSE Arca
SMCZ	Defiance Daily Target 2X Short SMCI ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
SMDD	ProShares Trust ProShares UltraPro Short MidCap400	ExchangeTradedFund	NYSE Arca
SMDV	ProShares Russell 2000 Dividend Growers ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
SMDX	Tidal Trust III Intech S&P Small-Mid Cap Diversified Alpha ETF	ExchangeTradedFund	NYSE Arca
SMFG	Sumitomo Mitsui Financial Group, Inc. American Depositary Shares (each representin	AdrCommon	New York Stock Exchange
SMG	The Scotts Miracle-Gro Company Commmon Stock	CommonStock	New York Stock Exchange
SMH	VanEck Semiconductor ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
SMHB	UBS AG ETRACS 2xMonthly Pay Leveraged US Small Cap High Dividend ETN Series B d	ExchangeTradedNote	NYSE Arca
SMHI	SEACOR Marine Holdings Inc. Common stock, par value $0.01	CommonStock	New York Stock Exchange
SMHX	VanEck Fabless Semiconductor ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
SMID	Smith-Midland Corp COM USD.01	CommonStock	NASDAQ Stock Market
SMIG	ETF Series Solutions Bahl & Gaynor Small/Mid Cap Income Growth ETF	ExchangeTradedFund	NYSE Arca
SMIN	iShares MSCI India Small-Cap ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
SMIZ	Zacks Trust Zacks Small/Mid Cap ETF	ExchangeTradedFund	NYSE Arca
SMJF	SMJ International Holdings Inc. Class A Ordinary Shares	CommonStock	NYSE American
SMLF	iShares Trust iShares U.S. Small Cap Equity Factor ETF	ExchangeTradedFund	NYSE Arca
SMLL	Harbor ETF Trust Harbor Active Small Cap ETF	ExchangeTradedFund	NYSE Arca
SMLV	SPDR Series Trust State Street SPDR US Small Cap Low Volatility Index ETF	ExchangeTradedFund	NYSE Arca
SMMD	iShares Russell 2500 ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
SMMT	Summit Therapeutics Inc COM	CommonStock	NASDAQ Stock Market
SMMU	PIMCO ETF Trust PIMCO Short Term Municipal Bond Active Exchange-Traded Fund	ExchangeTradedFund	NYSE Arca
SMMV	iShares MSCI USA Small-Cap Min Vol Factor ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
SMN	ProShares Trust ProShares UltraShort Materials	ExchangeTradedFund	NYSE Arca
SMOG	VanEck ETF Trust VanEck Low Carbon Energy ETF	ExchangeTradedFund	NYSE Arca
SMOM	Symmetry Panoramic Sector Momentum ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
SMOT	VanEck Morningstar SMID Moat ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
SMOX	Horizon Funds Horizon Small/Mid Cap Core Equity ETF	ExchangeTradedFund	NYSE Arca
SMP	Standard Motor Products, Inc. Common Stock	CommonStock	New York Stock Exchange
SMPL	Simply Good Foods Co (The) CL A COM USD.0001	CommonStock	NASDAQ Stock Market
SMQ	Tradr 1X Short Innovation 100 Monthly ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
SMR	NuScale Power Corporation NuScale Corp Class A Common Stock	CommonStock	New York Stock Exchange
SMRF	ALPS ETF Trust ALPS Nautilus SMR, Nuclear & Technology ETF	ExchangeTradedFund	NYSE Arca
SMRI	Bushido Capital US Equity ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
SMRT	SmartRent, Inc. Class A Common Stock	CommonStock	New York Stock Exchange
SMSI	Smith Micro Software Inc	CommonStock	NASDAQ Stock Market
SMST	Defiance Daily Target 2x Short MSTR ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
SMTC	Semtech Corp COM USD.01	CommonStock	NASDAQ Stock Market
SMTH	ALPS ETF Trust ALPS Smith Core Plus Bond ETF	ExchangeTradedFund	NYSE Arca
SMTI	Sanara MedTech Inc COM USD.01	CommonStock	NASDAQ Stock Market
SMTK	SmartKem Inc COM	CommonStock	NASDAQ Stock Market
SMU	Tradr 2X Long SMR Daily ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
SMUP	T-REX 2X Long SMR Daily Target ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
SMWB	Similarweb Ltd. Ordinary Shares	CommonStock	New York Stock Exchange
SMX	SMX (Security Matters) Public Ltd Co ORD SHS	CommonStock	NASDAQ Stock Market
SMXT	SolarMax Technology Inc COM USD0.001	CommonStock	NASDAQ Stock Market
SMXWW	SMX (Security Matters) Public Ltd Co WT EXP 030728	Warrant	NASDAQ Stock Market
SMYY	GraniteShares YieldBOOST SMCI ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
SMZ	Tradr 2X Short SMR Daily ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
SN	SharkNinja, Inc. Ordinary Shares	CommonStock	New York Stock Exchange

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
SNA	Snap-on Incorporated Common Stock	CommonStock	New York Stock Exchange
SNAG	Leverage Shares 2x Long SNAP Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
SNAL	Snail Inc COM CL A	CommonStock	NASDAQ Stock Market
SNAP	Snap Inc. Class A common stock, $0.00001 par value per share	CommonStock	New York Stock Exchange
SNAV	Mohr Sector Nav ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
SNBR	Sleep Number Corp COM USD.01	CommonStock	NASDAQ Stock Market
SND	Smart Sand Inc COM USD.001	CommonStock	NASDAQ Stock Market
SNDA	Sonida Senior Living, Inc. Common Stock	CommonStock	New York Stock Exchange
SNDG	Leverage Shares 2X Long SNDK Daily ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
SNDK	Sandisk Corp COM USD0.01	CommonStock	NASDAQ Stock Market
SNDL	SNDL Inc COM	CommonStock	NASDAQ Stock Market
SNDQ	Tradr 2X Short SNDK Daily ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
SNDR	Schneider National, Inc. Class B Common Stock, no par value	CommonStock	New York Stock Exchange
SNDU	T-REX 2X Long SNDK Daily Target ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
SNDX	Syndax Pharmaceuticals Inc COM USD.0001	CommonStock	NASDAQ Stock Market
SNES	SenesTech Inc COM USD.001	CommonStock	NASDAQ Stock Market
SNEX	StoneX Group Inc COM USD.01	CommonStock	NASDAQ Stock Market
SNFCA	Security National Financial Corp CL A COM NPV	CommonStock	NASDAQ Stock Market
SNGX	Soligenix Inc COM USD.01	CommonStock	NASDAQ Stock Market
SNN	Smith & Nephew plc American Depositary Shares, each represents 2 Ordinary Shares	AdrCommon	New York Stock Exchange
SNOA	Sonoma Pharmaceuticals Inc COM USD.00001	CommonStock	NASDAQ Stock Market
SNOU	T-REX 2X Long SNOW Daily Target ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
SNOV	FT Vest U.S. Small Cap Moderate Buffer ETF - November ETF	ExchangeTradedFund	CBOE BZX Exchange
SNOW	Snowflake Inc. Common Stock	CommonStock	New York Stock Exchange
SNOY	Tidal Trust II YieldMax SNOW Option Income Strategy ETF	ExchangeTradedFund	NYSE Arca
SNPD	Xtrackers S&P Dividend Aristocrats Screened ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
SNPE	DBX ETF Trust Xtrackers S&P 500 Scored & Screened ETF	ExchangeTradedFund	NYSE Arca
SNPG	Xtrackers S&P 500 Growth Scored & Screened ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
SNPS	Synopsys Inc COM USD.01	CommonStock	NASDAQ Stock Market
SNSE	Sensei Biotherapeutics Inc COM	CommonStock	NASDAQ Stock Market
SNSR	Global X Internet of Things ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
SNT	Senstar Technologies Corporation COM	CommonStock	NASDAQ Stock Market
SNTG	Sentage Holdings Inc ORD SHS	CommonStock	NASDAQ Stock Market
SNTH	Tidal Trust III MRP SynthEquity ETF	ExchangeTradedFund	NYSE Arca
SNTI	Senti Biosciences Holdings Inc COM USD.0001	CommonStock	NASDAQ Stock Market
SNWV	SANUWAVE Health Inc COM USD0.001	CommonStock	NASDAQ Stock Market
SNX	TD SYNNEX Corporation Common Stock	CommonStock	New York Stock Exchange
SNXX	Tradr 2X Long SNDK Daily ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
SNY	Sanofi SPONSORED ADR	AdrCommon	NASDAQ Stock Market
SNYR	Synergy CHC Corp COM	CommonStock	NASDAQ Stock Market
SO	The Southern Company Common Stock	CommonStock	New York Stock Exchange
SOAR	Volato Group, Inc. Class A Common Stock	CommonStock	NYSE American
SOBO	South Bow Corporation Common Shares	CommonStock	New York Stock Exchange
SOBR	SOBR Safe Inc COM	CommonStock	NASDAQ Stock Market
SOC	Sable Offshore Corp. Common Stock	CommonStock	New York Stock Exchange
SOCA	Solarius Capital Acquisition Corp CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
SOCAU	Solarius Capital Acquisition Corp UNIT (1CLA 1/2 WT)	Unit	NASDAQ Stock Market
SOCAW	Solarius Capital Acquisition Corp WT EXP 071030	Warrant	NASDAQ Stock Market
SOCL	Global X Social Media ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
SOEZ	Franklin Solana Trust Franklin Solana ETF	ExchangeTradedVehicle	NYSE Arca
SOFA	Direxion Daily SOFI Bull 2X ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
SOFI	SoFi Technologies Inc COM	CommonStock	NASDAQ Stock Market
SOFR	Amplify ETF Trust Amplify Samsung SOFR ETF	ExchangeTradedFund	NYSE Arca
SOFX	Defiance Daily Target 2X Long SOFI ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
SOGP	Sound Group Inc ADR	AdrCommon	NASDAQ Stock Market

Pearl Equities Securities List as of 6/4/2026			
Symbol	**Security Name**	**Security Class**	**Listed Exchange**
SOHU	Sohu com Ltd ADR	CommonStock	NASDAQ Stock Market
SOJC	The Southern Company Series 2017B 5.25% Junior Subordinated Notes due Decembe	StructuredProduct	New York Stock Exchange
SOJD	The Southern Company Series 2020A 4.95% Junior Subordinated Notes due January 3	StructuredProduct	New York Stock Exchange
SOJE	The Southern Company Series 2020C 4.20% Junior Subordinated Notes due October 1	StructuredProduct	New York Stock Exchange
SOJF	The Southern Company Series 2025A 6.50% Junior Subordinated Notes due March 15	StructuredProduct	New York Stock Exchange
SOLC	Canary Marinade Solana ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
SOLM	Amplify Solana 3 Monthly Option Income ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
SOLR	Guinness Atkinson Funds Guinness Atkinson Sustainable Energy ETF	ExchangeTradedFund	NYSE Arca
SOLS	Solstice Advanced Materials Inc COM	CommonStock	NASDAQ Stock Market
SOLT	2x Solana ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
SOLV	Solventum Corporation Common Stock	CommonStock	New York Stock Exchange
SOLZ	Solana ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
SOMN	The Southern Company 2025 Series A Corporate Units	StructuredProduct	New York Stock Exchange
SON	Sonoco Products Company Common Stock	CommonStock	New York Stock Exchange
SONM	DNA X Inc COM	CommonStock	NASDAQ Stock Market
SONO	Sonos Inc COM	CommonStock	NASDAQ Stock Market
SONY	Sony Group Corporation American Depositary Shares (Each Representing One Share c	AdrCommon	New York Stock Exchange
SOPH	SOPHiA GENETICS SA ORD SHS	CommonStock	NASDAQ Stock Market
SOR	Source Capital Common Shares of Beneficial Interest	Fund	New York Stock Exchange
SORA	AsiaStrategy ORD USD0.0005	CommonStock	NASDAQ Stock Market
SORN	Soren Acquisition Corp CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
SORNU	Soren Acquisition Corp UNIT (1CLA 1/3 WT)	Unit	NASDAQ Stock Market
SORNW	Soren Acquisition Corp WT EXP 121930	Warrant	NASDAQ Stock Market
SOS	SOS Limited Class A Ordinary Shares	CommonStock	New York Stock Exchange
SOTK	Sono-Tek Corp COM USD.01	CommonStock	NASDAQ Stock Market
SOUL	Soulpower Acquisition Corporation Class A Ordinary Shares	CommonStock	New York Stock Exchange
SOUL.U	Soulpower Acquisition Corporation Units, each consisting of one Class A Ordinary Sha	Unit	New York Stock Exchange
SOULr	Soulpower Acquisition Corporation Rights, each right entitling the holder to receive o	Right	New York Stock Exchange
SOUN	SoundHound AI Inc CL A COM NPV	CommonStock	NASDAQ Stock Market
SOUNW	SoundHound AI Inc WT EXP 041022	Warrant	NASDAQ Stock Market
SOUX	Defiance Daily Target 2X Long SOUN ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
SOVF	Elevation Series Trust Sovereign's Capital Flourish Fund	ExchangeTradedFund	NYSE Arca
SOWG	Sow Good Inc COM	CommonStock	NASDAQ Stock Market
SOXL	Direxion Shares ETF Trust Direxion Daily Semiconductor Bull 3X ETF	ExchangeTradedFund	NYSE Arca
SOXQ	Invesco PHLX Semiconductor ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
SOXS	Direxion Shares ETF Trust Direxion Daily Semiconductor Bear 3X ETF	ExchangeTradedFund	NYSE Arca
SOXX	iShares Semiconductor ETF SMCDTR INDEX FD	ExchangeTradedFund	NASDAQ Stock Market
SOXY	Tidal Trust II YieldMax Target 12 Semiconductor Option Income ETF	ExchangeTradedFund	NYSE Arca
SOYB	Teucrium Commodity Trust Teucrium Soybean Fund	ExchangeTradedVehicle	NYSE Arca
SPAB	SPDR Series Trust State Street SPDR Portfolio Aggregate Bond ETF	ExchangeTradedFund	NYSE Arca
SPAI	Safe Pro Group Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
SPAM	Themes Cybersecurity ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
SPAQ	Horizon Kinetics SPAC Active ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
SPB	Spectrum Brands Holdings, Inc. Common Stock	CommonStock	New York Stock Exchange
SPBC	Simplify US Equity PLUS Bitcoin Strategy ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
SPBO	SPDR Series Trust State Street SPDR Portfolio Corporate Bond ETF	ExchangeTradedFund	NYSE Arca
SPBU	AllianzIM Buffer15 Uncapped Allocation ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
SPBW	AllianzIM Buffer20 Allocation ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
SPBX	AllianzIM 6 Month Buffer10 Allocation ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
SPCB	SuperCom Ltd ORD	CommonStock	NASDAQ Stock Market
SPCE	Virgin Galactic Holdings, Inc. Common Stock	CommonStock	New York Stock Exchange
SPCI	Tuttle Capital Space Industry Income Blast ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
SPCK	The SPAC and New Issue ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
SPCL	Defiance Pure Space Daily 2X Strategy ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
SPCT	Liberty One Spectrum ETF ETF	ExchangeTradedFund	NASDAQ Stock Market

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
SPCZ	RiverNorth Enhanced Pre-Merger SPAC ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
SPD	Simplify Exchange Traded Funds Simplify US Equity PLUS Downside Convexity ETF	ExchangeTradedFund	NYSE Arca
SPDF	Defender Risk Adaptive 500 ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
SPDG	SPDR Series Trust State Street SPDR Portfolio S&P Sector Neutral Dividend ETF	ExchangeTradedFund	NYSE Arca
SPDN	Direxion Shares ETF Trust Direxion Daily S&P 500 Bear 1X ETF	ExchangeTradedFund	NYSE Arca
SPDV	ETF Series Solutions AAM S&P 500 High Dividend Value ETF	ExchangeTradedFund	NYSE Arca
SPDW	SPDR Index Shares Funds State Street SPDR Portfolio Developed World exUS ETF	ExchangeTradedFund	NYSE Arca
SPE	Special Opportunities Fund, Inc. Common Stock	Fund	New York Stock Exchange
SPEG	Silver Pegasus Acquisition Corp CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
SPEGR	Silver Pegasus Acquisition Corp Rights	Right	NASDAQ Stock Market
SPEGU	Silver Pegasus Acquisition Corp UNIT(1 CLA 1RT)	Unit	NASDAQ Stock Market
SPEM	SPDR Index Shares Funds State Street SPDR Portfolio Emerging Markets ETF	ExchangeTradedFund	NYSE Arca
SPEU	SPDR Index Shares Funds State Street SPDR Portfolio Europe ETF	ExchangeTradedFund	NYSE Arca
SPEpC	Special Opportunities Fund, Inc. 2.75% Convertible Preferred Stock, Series C	StructuredProduct	New York Stock Exchange
SPFF	Global X Funds Global X SuperIncome Preferred ETF	ExchangeTradedFund	NYSE Arca
SPFI	South Plains Financial Inc COM	CommonStock	NASDAQ Stock Market
SPG	Simon Property Group, Inc. Common Stock	CommonStock	New York Stock Exchange
SPGI	S&P Global Inc. Common Stock	CommonStock	New York Stock Exchange
SPGM	SPDR Index Shares Funds State Street SPDR Portfolio MSCI Global Stock Market ETF	ExchangeTradedFund	NYSE Arca
SPGP	Invesco Exchange-Traded Fund Trust Invesco S&P 500 GARP ETF	ExchangeTradedFund	NYSE Arca
SPGpJ	Simon Property Group, Inc. 8 3/8% Series J Cumulative Redeemable Preferred Stock	PreferredStock	New York Stock Exchange
SPH	Suburban Propane Partners, L.P. Common Units Representing Limited Partnership Int	CommonStock	New York Stock Exchange
SPHB	Invesco Exchange-Traded Fund Trust II Invesco S&P 500 High Beta ETF	ExchangeTradedFund	NYSE Arca
SPHD	Invesco Exchange-Traded Fund Trust II Invesco S&P 500 High Dividend Low Volatility	ExchangeTradedFund	NYSE Arca
SPHL	Springview Holdings Ltd CL A ORD USD0.0008	CommonStock	NASDAQ Stock Market
SPHQ	Invesco Exchange-Traded Fund Trust Invesco S&P 500 Quality ETF	ExchangeTradedFund	NYSE Arca
SPHR	Sphere Entertainment Co. Class A Common Stock	CommonStock	New York Stock Exchange
SPHY	SPDR Series Trust State Street SPDR Portfolio High Yield Bond ETF	ExchangeTradedFund	NYSE Arca
SPIB	SPDR Series Trust State Street SPDR Portfolio Intermediate Term Corporate Bond ETF	ExchangeTradedFund	NYSE Arca
SPIN	State Street US Equity Premium Income ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
SPIP	SPDR Series Trust State Street SPDR Portfolio TIPS ETF	ExchangeTradedFund	NYSE Arca
SPIR	Spire Global, Inc. Class A Common Stock	CommonStock	New York Stock Exchange
SPIT	F/m Emerald Special Situations ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
SPKL	Spark I Acquisition Corp CL A ORD NPV	CommonStock	NASDAQ Stock Market
SPKLU	Spark I Acquisition Corp UNIT (1 CLA 1/2 WT)	Unit	NASDAQ Stock Market
SPKLW	Spark I Acquisition Corp WT EXP 100130	Warrant	NASDAQ Stock Market
SPLB	SPDR Series Trust State Street SPDR Portfolio Long Term Corporate Bond ETF	ExchangeTradedFund	NYSE Arca
SPLS	PIMCO US Stocks PLUS Active Bond Exchange-Traded Fund ETF	ExchangeTradedFund	CBOE BZX Exchange
SPLV	Invesco Exchange-Traded Fund Trust II Invesco S&P 500 Low Volatility ETF	ExchangeTradedFund	NYSE Arca
SPMA	Sound Point Meridian Capital, Inc. 8.00% Series A Preferred Shares Due 2029	StructuredProduct	New York Stock Exchange
SPMB	SPDR Series Trust State Street SPDR Portfolio Mortgage Backed Bond ETF	ExchangeTradedFund	NYSE Arca
SPMC	Sound Point Meridian Capital, Inc. Common Stock	CommonStock	New York Stock Exchange
SPMD	SPDR Series Trust State Street SPDR Portfolio S&P 400 Mid Cap ETF	ExchangeTradedFund	NYSE Arca
SPME	Sound Point Meridian Capital, Inc. 7.875% Series B Preferred Shares due 2030	StructuredProduct	New York Stock Exchange
SPMO	Invesco Exchange-Traded Fund Trust II Invesco S&P 500 Momentum ETF	ExchangeTradedFund	NYSE Arca
SPNT	SiriusPoint Ltd. Common Shares,	CommonStock	New York Stock Exchange
SPOG	Leverage Shares 2X Long SPOT Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
SPOK	Spok Holdings Inc COM USD.0001	CommonStock	NASDAQ Stock Market
SPOT	Spotify Technology S.A. Ordinary shares, nominal value of 0.000625 per share	CommonStock	New York Stock Exchange
SPPL	SIMPPLE LTD ORD USD0.0008	CommonStock	NASDAQ Stock Market
SPPP	Sprott Physical Platinum and Palladium Trust Units	ExchangeTradedVehicle	NYSE Arca
SPRB	Spruce Biosciences Inc COM USD.0001	CommonStock	NASDAQ Stock Market
SPRC	SciSparc Ltd ORD	CommonStock	NASDAQ Stock Market
SPRE	Tidal Trust I SP Funds S&P Global REIT Sharia ETF	ExchangeTradedFund	NYSE Arca
SPRO	Spero Therapeutics Inc COM USD.001	CommonStock	NASDAQ Stock Market

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
SPRU	Spruce Power Holding Corporation Class A Common Stock	CommonStock	New York Stock Exchange
SPRX	Spear Alpha ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
SPRY	ARS Pharmaceuticals Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
SPSB	SPDR Series Trust State Street SPDR Portfolio Short Term Corporate Bond ETF	ExchangeTradedFund	NYSE Arca
SPSC	SPS Commerce Inc COM USD.001	CommonStock	NASDAQ Stock Market
SPSK	Tidal Trust I SP Funds Dow Jones Global Sukuk ETF	ExchangeTradedFund	NYSE Arca
SPSM	SPDR Series Trust State Street SPDR Portfolio S&P 600 Small Cap ETF	ExchangeTradedFund	NYSE Arca
SPT	Sprout Social Inc COM CL A	CommonStock	NASDAQ Stock Market
SPTB	SPDR Series Trust State Street SPDR Portfolio Treasury ETF	ExchangeTradedFund	NYSE Arca
SPTE	SP Funds Trust SP Funds S&P Global Technology ETF	ExchangeTradedFund	NYSE Arca
SPTI	SPDR Series Trust State Street SPDR Portfolio Intermediate Term Treasury ETF	ExchangeTradedFund	NYSE Arca
SPTL	SPDR Series Trust State Street SPDR Portfolio Long Term Treasury ETF	ExchangeTradedFund	NYSE Arca
SPTM	SPDR Series Trust State Street SPDR Portfolio S&P 1500 Composite Stock Market ETF	ExchangeTradedFund	NYSE Arca
SPTS	SPDR Series Trust State Street SPDR Portfolio Short Term Treasury ETF	ExchangeTradedFund	NYSE Arca
SPTU	SPDR Series Trust State Street SPDR Portfolio Ultra Short T-Bill ETF	ExchangeTradedFund	NYSE Arca
SPTX	Seaport Therapeutics Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
SPUC	Simplify Exchange Traded Funds Simplify US Equity PLUS Upside Convexity ETF	ExchangeTradedFund	NYSE Arca
SPUS	Tidal Trust I SP Funds S&P 500 Sharia Industry Exclusions ETF	ExchangeTradedFund	NYSE Arca
SPUT	Innovator ETFs Trust Innovator Equity Premium Income - Daily PutWrite ETF	ExchangeTradedFund	NYSE Arca
SPUU	Direxion Shares ETF Trust Direxion Daily S&P 500 Bull 2X ETF	ExchangeTradedFund	NYSE Arca
SPVM	Invesco Exchange-Traded Fund Trust Invesco S&P Value with Momentum ETF	ExchangeTradedFund	NYSE Arca
SPWH	Sportsmans Warehouse Holdings Inc COM USD.01	CommonStock	NASDAQ Stock Market
SPWO	SP Funds Trust SP Funds S&P World (ex-US) ETF	ExchangeTradedFund	NYSE Arca
SPWR	SunPower Inc COM CL A	CommonStock	NASDAQ Stock Market
SPWRW	SunPower Inc WT EXP 073128	Warrant	NASDAQ Stock Market
SPXC	SPX Technologies, Inc. Common Stock	CommonStock	New York Stock Exchange
SPXD	Xtrackers S&P 500 Diversified Sector Weight ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
SPXE	ProShares Trust ProShares S&P 500 Ex-Energy ETF	ExchangeTradedFund	NYSE Arca
SPXL	Direxion Shares ETF Trust Direxion Daily S&P 500 Bull 3X ETF	ExchangeTradedFund	NYSE Arca
SPXN	ProShares Trust ProShares S&P 500 Ex-Financials ETF	ExchangeTradedFund	NYSE Arca
SPXS	Direxion Shares ETF Trust Direxion Daily S&P 500 Bear 3X ETF	ExchangeTradedFund	NYSE Arca
SPXT	ProShares Trust ProShares S&P 500 Ex-Technology ETF	ExchangeTradedFund	NYSE Arca
SPXU	ProShares Trust ProShares UltraPro Short S&P500	ExchangeTradedFund	NYSE Arca
SPXV	ProShares Trust ProShares S&P 500 Ex-Health Care ETF	ExchangeTradedFund	NYSE Arca
SPXX	Nuveen S&P 500 Dynamic Overwrite Fund Common Shares of Beneficial Interest	Fund	New York Stock Exchange
SPY	State Street SPDR S&P 500 ETF Trust Units	ExchangeTradedFund	NYSE Arca
SPYA	Twin Oak Endure ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
SPYC	Simplify Exchange Traded Funds Simplify US Equity PLUS Convexity ETF	ExchangeTradedFund	NYSE Arca
SPYD	SPDR Series Trust State Street SPDR Portfolio S&P 500 High Dividend ETF	ExchangeTradedFund	NYSE Arca
SPYG	SPDR Series Trust State Street SPDR Portfolio S&P 500 Growth ETF	ExchangeTradedFund	NYSE Arca
SPYH	NEOS S&P 500 Hedged Equity Income ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
SPYI	NEOS S&P 500 High Income ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
SPYM	SPDR Series Trust State Street SPDR Portfolio S&P 500 ETF	ExchangeTradedFund	NYSE Arca
SPYQ	Tradr 2X Long SPY Quarterly ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
SPYT	Tidal Trust II Defiance S&P 500 Income Target ETF	ExchangeTradedFund	NYSE Arca
SPYU	Bank of Montreal MAX S&P 500 4X Leveraged ETNs due November 30, 2043	ExchangeTradedNote	NYSE Arca
SPYV	SPDR Series Trust State Street SPDR Portfolio S&P 500 Value ETF	ExchangeTradedFund	NYSE Arca
SPYX	SPDR Series Trust State Street SPDR S&P 500 Fossil Fuel Reserves Free ETF	ExchangeTradedFund	NYSE Arca
SQFT	Presidio Property Trust Inc CL A COM USD0.01	CommonStock	NASDAQ Stock Market
SQFTP	Presidio Property Trust Inc 9.375 SER D PFD	PreferredStock	NASDAQ Stock Market
SQFTW	Presidio Property Trust Inc WRTTS	Warrant	NASDAQ Stock Market
SQLT	iShares MSCI USA Small-Cap Quality Factor ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
SQLV	Royce Quant Small-Cap Quality Value ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
SQM	Sociedad Quimica y Minera de Chile S.A. American Depositary Shares (Each represent	AdrCommon	New York Stock Exchange
SQMX	FT Vest U.S. Equity Quarterly Max Buffer ETF ETF	ExchangeTradedFund	CBOE BZX Exchange

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
SQNS	Sequans Communications S.A. American Depositary Shares (each representing one hu	AdrCommon	New York Stock Exchange
SQQQ	ProShares UltraPro Short QQQ ETF	ExchangeTradedFund	NASDAQ Stock Market
SQS	Sapient Quality Select ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
SR	Spire Inc. Common Stock	CommonStock	New York Stock Exchange
SRAD	Sportradar Group AG ORD CL A	CommonStock	NASDAQ Stock Market
SRBK	SR Bancorp Inc COM	CommonStock	NASDAQ Stock Market
SRCE	1st Source Corp COM USD1	CommonStock	NASDAQ Stock Market
SRE	Sempra Common Stock	CommonStock	New York Stock Exchange
SREA	Sempra 5.750% Junior Subordinated Notes due 2079	StructuredProduct	New York Stock Exchange
SRET	Global X SuperDividend REIT ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
SRFM	Surf Air Mobility Inc. Common Stock	CommonStock	New York Stock Exchange
SRG	Seritage Growth Properties Class A common shares of beneficial interest	CommonStock	New York Stock Exchange
SRGpA	Seritage Growth Properties 7.00% Series A Cumulative Redeemable Preferred Shares	PreferredStock	New York Stock Exchange
SRHQ	Elevation Series Trust SRH U.S. Quality GARP ETF	ExchangeTradedFund	NYSE Arca
SRHR	Elevation Series Trust SRH REIT Covered Call ETF	ExchangeTradedFund	NYSE Arca
SRI	Stoneridge, Inc. Common Shares	CommonStock	New York Stock Exchange
SRJN	Spire Inc. 6.375% Junior Subordinated Notes due 2086	StructuredProduct	New York Stock Exchange
SRL	Scully Royalty Ltd. Common Shares	CommonStock	New York Stock Exchange
SRLN	SSGA Active Trust State Street Blackstone Senior Loan ETF	ExchangeTradedFund	NYSE Arca
SROI	Calamos ETF Trust Calamos Antetokounmpo Global Sustainable Equities ETF	ExchangeTradedFund	NYSE Arca
SRPT	Sarepta Therapeutics Inc COM USD.0001	CommonStock	NASDAQ Stock Market
SRPU	Tradr 2X Long SRPT Daily ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
SRRK	Scholar Rock Holding Corp COM	CommonStock	NASDAQ Stock Market
SRS	ProShares Trust ProShares UltraShort Real Estate	ExchangeTradedFund	NYSE Arca
SRTA	Strata Critical Medical Inc CL A	CommonStock	NASDAQ Stock Market
SRTS	Sensus Healthcare Inc COM USD.01	CommonStock	NASDAQ Stock Market
SRTY	ProShares Trust ProShares UltraPro Short Russell2000	ExchangeTradedFund	NYSE Arca
SRV	NXG Cushing Midstream Energy Fund Common Shares of Beneficial Interest	Fund	New York Stock Exchange
SRVR	Pacer Funds Trust Pacer Data & Infrastructure Real Estate ETF	ExchangeTradedFund	NYSE Arca
SRXH	SRX Health Solutions, Inc. Common Stock	CommonStock	NYSE American
SRZN	Surrozen Inc COM	CommonStock	NASDAQ Stock Market
SRZNW	Surrozen Inc WT EXP 080131	Warrant	NASDAQ Stock Market
SSAC	SPACSphere Acquisition Corp CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
SSACR	SPACSphere Acquisition Corp. Rights	Right	NASDAQ Stock Market
SSACU	SPACSphere Acquisition Corp UNIT 1CLA 1 RT .5 WT	Unit	NASDAQ Stock Market
SSACW	SPACSphere Acquisition Corp WT EXP 020631	Warrant	NASDAQ Stock Market
SSB	SouthState Bank Corporation Common Stock	CommonStock	New York Stock Exchange
SSBI	Summit State Bank COM	CommonStock	NASDAQ Stock Market
SSCP	Tidal Trust I SMART Small Cap ETF	ExchangeTradedFund	NYSE Arca
SSD	Simpson Manufacturing Co., Inc. Common Stock	CommonStock	New York Stock Exchange
SSEA	Starry Sea Acquisition Corp ORD USD0.0001	CommonStock	NASDAQ Stock Market
SSEAR	Starry Sea Acquisition Corp Rights	Right	NASDAQ Stock Market
SSEAU	Starry Sea Acquisition Corp UNIT(1 ORD 1RT)	Unit	NASDAQ Stock Market
SSFI	Strategy Shares Day Hagan Smart Sector Fixed Income ETF	ExchangeTradedFund	NYSE Arca
SSG	ProShares Trust ProShares UltraShort Semiconductors	ExchangeTradedFund	NYSE Arca
SSII	SS Innovations International Inc COM	CommonStock	NASDAQ Stock Market
SSK	REX-Osprey SOL Staking ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
SSL	Sasol Limited ADSs, each representing one ordinary share of no par value	AdrCommon	New York Stock Exchange
SSM	Sono Group NV COM	CommonStock	NASDAQ Stock Market
SSMG	Virtus ETF Trust II Virtus Silvant Small/Mid Growth ETF	ExchangeTradedFund	NYSE Arca
SSMR	Sunshine Silver Mining & Refining Company Common Stock	CommonStock	New York Stock Exchange
SSNC	SS&C Technologies Holdings Inc COM USD.01	CommonStock	NASDAQ Stock Market
SSO	ProShares Trust ProShares Ultra S&P 500	ExchangeTradedFund	NYSE Arca
SSP	Scripps (E.W.) Co (The) CL A COM USD.01	CommonStock	NASDAQ Stock Market
SSPY	Exchange Listed Funds Trust Stratified LargeCap Index ETF	ExchangeTradedFund	NYSE Arca

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
SSRM	SSR Mining Inc COM NPV	CommonStock	NASDAQ Stock Market
SSS	CYBER HORNET S&P 500 and Solana 75/25 Strategy ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
SSSS	SuRo Capital Corp COM USD.01	CommonStock	NASDAQ Stock Market
SSSSL	SuRo Capital Corp 6.00 Notes due 2026 ETN	Unknown	NASDAQ Stock Market
SST	System1, Inc. Class A Common Stock	CommonStock	New York Stock Exchange
SSTI	SoundThinking Inc COM 0.005 USD	CommonStock	NASDAQ Stock Market
SSTK	Shutterstock, Inc. Common Stock	CommonStock	New York Stock Exchange
SSUS	Strategy Shares Day Hagan Smart Sector ETF	ExchangeTradedFund	NYSE Arca
SSXU	Strategy Shares Day Hagan Smart Sector International ETF	ExchangeTradedFund	NYSE Arca
SSYS	Stratasys Ltd ORD SHR	CommonStock	NASDAQ Stock Market
ST	Sensata Technologies Holding plc Ordinary Shares	CommonStock	New York Stock Exchange
STAA	STAAR Surgical Co COM USD.01	CommonStock	NASDAQ Stock Market
STAG	STAG Industrial, Inc. Common Stock, $0.01 par value	CommonStock	New York Stock Exchange
STAK	STAK Inc CL A ORD USD0.001	CommonStock	NASDAQ Stock Market
STAX	Nomura ETF Trust Nomura Tax-Free USA Short Term ETF	ExchangeTradedFund	NYSE Arca
STBA	S&T Bancorp Inc COM NPV	CommonStock	NASDAQ Stock Market
STBF	Performance Trust Short Term Bond ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
STBQ	Amplify ETF Trust Amplify Stablecoin Technology Leaders ETF	ExchangeTradedFund	NYSE Arca
STC	Stewart Information Services Corporation Common Stock	CommonStock	New York Stock Exchange
STCE	Schwab Strategic Trust Schwab Crypto Thematic ETF	ExchangeTradedFund	NYSE Arca
STE	STERIS plc Ordinary Shares	CommonStock	New York Stock Exchange
STEL	Stellar Bancorp, Inc. Common Stock	CommonStock	New York Stock Exchange
STEM	Stem, Inc. Common Stock	CommonStock	New York Stock Exchange
STEN	iShares Large Cap 10 Target Buffer Sep ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
STEP	StepStone Group Inc COM CL A	CommonStock	NASDAQ Stock Market
STEW	SRH Total Return Fund, Inc. Common Stock	Fund	New York Stock Exchange
STEX	Streamex Corp COM	CommonStock	NASDAQ Stock Market
STFS	Star Fashion Culture Holdings Ltd CL A ORD USD0.00001	CommonStock	NASDAQ Stock Market
STG	Sunlands Technology Group American Depositary Shares, every two (2) ADSs represe	AdrCommon	New York Stock Exchange
STGW	Stagwell Inc COM CL A	CommonStock	NASDAQ Stock Market
STHH	Precidian ETFs Trust STMicroelectronics NV ADRhedged	ExchangeTradedFund	NYSE Arca
STHO	Star Holdings SHS BEN INT	Unknown	NASDAQ Stock Market
STI	Solidion Technology Inc COM	CommonStock	NASDAQ Stock Market
STIM	Neuronetics Inc COM	CommonStock	NASDAQ Stock Market
STIP	iShares Trust iShares 0-5 Year TIPS Bond ETF	ExchangeTradedFund	NYSE Arca
STK	Columbia Seligman Premium Technology Growth Fund, Inc. Common Stock, $0.01 pa	Fund	New York Stock Exchange
STKE	Sol Strategies Inc COM	CommonStock	NASDAQ Stock Market
STKH	Steakholder Foods Ltd ADR	AdrCommon	NASDAQ Stock Market
STKS	ONE Group Hospitality Inc (The) COM USD.0001	CommonStock	NASDAQ Stock Market
STLA	Stellantis N.V. Common Shares	CommonStock	New York Stock Exchange
STLD	Steel Dynamics Inc COM USD.01	CommonStock	NASDAQ Stock Market
STLR	Stellar ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
STLU	2x Stellar ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
STM	STMicroelectronics N.V. New York Registry shs	NyRegisteredShare	New York Stock Exchange
STN	Stantec Inc. Common Shares	CommonStock	New York Stock Exchange
STNC	Hennessy Sustainable ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
STNE	StoneCo Ltd COM CL A	CommonStock	NASDAQ Stock Market
STNG	Scorpio Tankers Inc. Common stock, par value $0.01 per share	CommonStock	New York Stock Exchange
STOK	Stoke Therapeutics Inc COM	CommonStock	NASDAQ Stock Market
STOT	State Street DoubleLine Short Duration Total Return Tactical ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
STOX	Horizon Core Equity ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
STPZ	PIMCO ETF Trust PIMCO 1-5 Year U.S. TIPS Index Exchange-Traded Fund	ExchangeTradedFund	NYSE Arca
STRA	Strategic Education Inc COM USD.01	CommonStock	NASDAQ Stock Market
STRC	Strategy Inc 9.0 SER A PFD	PreferredStock	NASDAQ Stock Market
STRD	Strategy Inc SER A PFD STK	PreferredStock	NASDAQ Stock Market

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
STRF	Strategy Inc SER A PFD STK	PreferredStock	NASDAQ Stock Market
STRK	Strategy Inc SERIES A PERP PF	PreferredStock	NASDAQ Stock Market
STRL	Sterling Infrastructure Inc COM NPV	CommonStock	NASDAQ Stock Market
STRN	Tidal Trust I SMART Trend 25 ETF	ExchangeTradedFund	NYSE Arca
STRO	Sutro Biopharma Inc COM	CommonStock	NASDAQ Stock Market
STRR	Star Equity Holdings Inc COM USD.001	CommonStock	NASDAQ Stock Market
STRRP	Star Equity Holdings Inc SR A PFD USD0.0001	PreferredStock	NASDAQ Stock Market
STRS	Stratus Properties Inc COM NPV	CommonStock	NASDAQ Stock Market
STRT	Strattec Security Corp COM USD.01	CommonStock	NASDAQ Stock Market
STRV	EA Series Trust Strive 500 ETF	ExchangeTradedFund	New York Stock Exchange
STRW	Strawberry Fields REIT, Inc. Common Stock	CommonStock	NYSE American
STRZ	Starz Entertainment Corp COM	CommonStock	NASDAQ Stock Market
STSM	Tidal Trust II Defiance Daily Target 2X Short TSM ETF	ExchangeTradedFund	NYSE Arca
STT	State Street Corporation Common Stock	CommonStock	New York Stock Exchange
STTK	Shattuck Labs Inc COM USD.0001	CommonStock	NASDAQ Stock Market
STTpG	State Street Corporation Depositary shares, each representing a 1/4,000th ownershi	PreferredStock	New York Stock Exchange
STUB	StubHub Holdings, Inc. Class A Common Stock	CommonStock	New York Stock Exchange
STVN	Stevanato Group S.p.A. Ordinary Shares	CommonStock	New York Stock Exchange
STWD	Starwood Property Trust, Inc. Common Stock	CommonStock	New York Stock Exchange
STX	Seagate Technology Holdings plc COM USD.00001	CommonStock	NASDAQ Stock Market
STXD	EA Series Trust Strive 1000 Dividend Growth ETF	ExchangeTradedFund	New York Stock Exchange
STXE	EA Series Trust Strive Emerging Markets Ex-China ETF	ExchangeTradedFund	New York Stock Exchange
STXG	EA Series Trust Strive 1000 Growth ETF	ExchangeTradedFund	New York Stock Exchange
STXK	EA Series Trust Strive Small-Cap ETF	ExchangeTradedFund	New York Stock Exchange
STXL	Defiance Daily Target 2X Long STX ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
STXS	Stereotaxis, Inc. Common Stock, $.001 Par Value	CommonStock	NYSE American
STXT	EA Series Trust Strive Total Return Bond ETF	ExchangeTradedFund	New York Stock Exchange
STXU	Leverage Shares 2X Long STX Daily ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
STXV	EA Series Trust Strive 1000 Value ETF	ExchangeTradedFund	New York Stock Exchange
STXX	Tradr 2X Long STX Daily ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
STYL	Corgi Lifestyle Brands ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
STZ	Constellation Brands, Inc. Class A Common Stock	CommonStock	New York Stock Exchange
SU	Suncor Energy Inc. Common Shares	CommonStock	New York Stock Exchange
SUB	iShares Trust iShares Short-Term National Muni Bond ETF	ExchangeTradedFund	NYSE Arca
SUGP	SU Group Holdings Ltd CL A ORD	CommonStock	NASDAQ Stock Market
SUI	Sun Communities, Inc. Common Stock	CommonStock	New York Stock Exchange
SUIG	Sui Group Holdings Ltd COM USD0.001	CommonStock	NASDAQ Stock Market
SUIL	2x Sui ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
SUIS	Canary Staked SUIS ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
SUJA	Suja Life Inc CL A COM USD0.0001	CommonStock	NASDAQ Stock Market
SUMA	SUMA Acquisition Corp CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
SUMAR	SUMA Acquisition Corporation Rights	Right	NASDAQ Stock Market
SUMAU	SUMA Acquisition Corp UNIT (1 CLA 1 RT)	Unit	NASDAQ Stock Market
SUN	Sunoco LP Common Units representing Limited Partner Interests	CommonStock	New York Stock Exchange
SUNB	Sunbelt Rentals Holdings, Inc. Common Stock	CommonStock	New York Stock Exchange
SUNC	SunocoCorp LLC Common Units, representing limited liability company interests	CommonStock	New York Stock Exchange
SUNE	SUNation Energy Inc COM	CommonStock	NASDAQ Stock Market
SUNS	Sunrise Realty Trust Inc COM USD0.01	CommonStock	NASDAQ Stock Market
SUPL	ProShares Trust ProShares Supply Chain Logistics ETF	ExchangeTradedFund	NYSE Arca
SUPN	Supernus Pharmaceuticals Inc COM USD.001	CommonStock	NASDAQ Stock Market
SUPP	TCW Transform Supply Chain ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
SUPV	Grupo Supervielle S.A. American Depositary Shares (each representing five Class B sh	CommonStock	New York Stock Exchange
SUPX	SuperX AI Technology Ltd ORD	CommonStock	NASDAQ Stock Market
SURE	AdvisorShares Trust AdvisorShares Insider Advantage ETF	ExchangeTradedFund	NYSE Arca
SURG	SurgePays Inc COM USD.001	CommonStock	NASDAQ Stock Market

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
SURI	Simplify Exchange Traded Funds Simplify Propel Opportunities ETF	ExchangeTradedFund	NYSE Arca
SUSA	iShares Trust iShares ESG Optimized MSCI USA ETF	ExchangeTradedFund	NYSE Arca
SUSB	iShares ESG Aware 1-5 Year USD Corporate Bond ETF	ExchangeTradedFund	NASDAQ Stock Market
SUSC	iShares ESG Aware USD Corporate Bond ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
SUSL	iShares Trust - iShares ESG MSCI USA Leaders ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
SUZ	Suzano S.A. American Depositary Shares (each representing One Ordinary Share)	AdrCommon	New York Stock Exchange
SVA	Sinovac Biotech Ltd SHS	CommonStock	NASDAQ Stock Market
SVAC	Spring Valley Acquisition Corp III CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
SVACU	Spring Valley Acquisition Corp III UNIT (1CLA 1/3 WT)	Unit	NASDAQ Stock Market
SVACW	Spring Valley Acquisition Corp III WT EXP 04/09/2030	Warrant	NASDAQ Stock Market
SVAL	iShares US Small Cap Value Factor ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
SVAQ	Silicon Valley Acquisition Corp CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
SVAQU	Silicon Valley Acquisition Corp UNIT (1CLA 1/2 WT)	Unit	NASDAQ Stock Market
SVAQW	Silicon Valley Acquisition Corp WT EXP 120830	Warrant	NASDAQ Stock Market
SVC	Service Properties Trust COM USD.01	CommonStock	NASDAQ Stock Market
SVCC	Stellar V Capital Corp CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
SVCCU	Stellar V Capital Corp UNIT (1CLA 1/2 WT)	Unit	NASDAQ Stock Market
SVCCW	Stellar V Capital Corp WT EXP 101529	Warrant	NASDAQ Stock Market
SVCO	Silvaco Group Inc COM	CommonStock	NASDAQ Stock Market
SVIV	Spring Valley Acquisition Corp IV CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
SVIVU	Spring Valley Acquisition Corp IV UNIT (1 CLA 1/4 WT)	Unit	NASDAQ Stock Market
SVIVW	Spring Valley Acquisition Corp IV WT EXP 01/22/31	Warrant	NASDAQ Stock Market
SVIX	-1x Short VIX Futures ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
SVM	Silvercorp Metals Inc. Common shares without par value	CommonStock	NYSE American
SVOL	Simplify Exchange Traded Funds Simplify Volatility Premium ETF	ExchangeTradedFund	NYSE Arca
SVRA	Savara Inc COM USD.001	CommonStock	NASDAQ Stock Market
SVRE	SaverOne 2014 Ltd ADR	AdrCommon	NASDAQ Stock Market
SVREW	SaverOne 2014 Ltd WT EXP 060227	Warrant	NASDAQ Stock Market
SVRN	OceanPal Inc COM	CommonStock	NASDAQ Stock Market
SVV	Savers Value Village, Inc. Common Stock	CommonStock	New York Stock Exchange
SVXY	ProShares Short VIX Short-Term Futures ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
SW	Smurfit Westrock plc Ordinary Shares	CommonStock	New York Stock Exchange
SWAG	Stran & Company Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
SWAGW	Stran & Company Inc WT EXP 110126	Warrant	NASDAQ Stock Market
SWAN	Amplify ETF Trust Amplify BlackSwan Growth & Treasury Core ETF	ExchangeTradedFund	NYSE Arca
SWBI	Smith & Wesson Brands Inc COM USD.001	CommonStock	NASDAQ Stock Market
SWIM	Latham Group Inc COM	CommonStock	NASDAQ Stock Market
SWK	Stanley Black & Decker, Inc. Common Stock	CommonStock	New York Stock Exchange
SWKHL	SWK Holdings Corp 9.00 Senior Notes due 2027 STRUCT PRODUCT	Unknown	NASDAQ Stock Market
SWKS	Skyworks Solutions Inc COM USD.25	CommonStock	NASDAQ Stock Market
SWMR	Swarmer Inc COM USD0.00001	CommonStock	NASDAQ Stock Market
SWP	SWP Growth & Income ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
SWVL	Swvl Holdings Corp CL A ORD	CommonStock	NASDAQ Stock Market
SWVLW	Swvl Holdings Corp WT EXP 033127	Warrant	NASDAQ Stock Market
SWX	Southwest Gas Holdings, Inc. Common Stock	CommonStock	New York Stock Exchange
SWZ	Total Return Securities Fund Common Stock	Fund	New York Stock Exchange
SXC	SunCoke Energy, Inc. Common Stock	CommonStock	New York Stock Exchange
SXI	Standex International Corporation Common Stock	CommonStock	New York Stock Exchange
SXQG	Exchange Traded Concepts Trust ETC 6 Meridian Quality Growth ETF	ExchangeTradedFund	NYSE Arca
SXT	Sensient Technologies Corporation Common Stock	CommonStock	New York Stock Exchange
SXTC	China SXT Pharmaceuticals Inc CL A ORD NPV	CommonStock	NASDAQ Stock Market
SXTP	60 Degrees Pharmaceuticals Inc COM	CommonStock	NASDAQ Stock Market
SXTPW	60 Degrees Pharmaceuticals Inc WT EXP 051628	Warrant	NASDAQ Stock Market
SY	So Young International Inc ADS	AdrCommon	NASDAQ Stock Market
SYBT	Stock Yards Bancorp Inc COM NPV	CommonStock	NASDAQ Stock Market

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
SYF	Synchrony Financial Common Stock	CommonStock	New York Stock Exchange
SYFI	AB Active ETFs, Inc. AB Short Duration High Yield ETF	ExchangeTradedFund	NYSE Arca
SYFpA	Synchrony Financial Depositary Shares, each Representing a 1/40th Interest in a Shar	PreferredStock	New York Stock Exchange
SYFpB	Synchrony Financial Depositary Shares Each Representing a 1/40th Interest in a Share	PreferredStock	New York Stock Exchange
SYK	Stryker Corporation Common Stock	CommonStock	New York Stock Exchange
SYLD	Cambria Shareholder Yield ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
SYM	Symbotic Inc CL A COM NPV	CommonStock	NASDAQ Stock Market
SYNA	Synaptics Inc COM NPV	CommonStock	NASDAQ Stock Market
SYNX	Silynxcom Ltd. Ordinary Shares	CommonStock	NYSE American
SYPR	Sypris Solutions Inc COM USD.01	CommonStock	NASDAQ Stock Market
SYRE	Spyre Therapeutics Inc COM USD.0001	CommonStock	NASDAQ Stock Market
SYSB	iShares Systematic Bond ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
SYY	Sysco Corporation Common Stock	CommonStock	New York Stock Exchange
SYZ	Lazard US Systematic Small Cap Equity ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
SZK	ProShares Trust ProShares UltraShort Consumer Staples	ExchangeTradedFund	NYSE Arca
SZZL	Sizzle Acquisition Corp II CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
SZZLR	Sizzle Acquisition Corp. II Right	Right	NASDAQ Stock Market
SZZLU	Sizzle Acquisition Corp II UNIT(1 CLA 1RT)	Unit	NASDAQ Stock Market
T	AT&T Inc. Common Stock	CommonStock	New York Stock Exchange
TABD	The 2023 ETF Series Trust Transamerica Bond Active ETF	ExchangeTradedFund	NYSE Arca
TAC	TransAlta Corporation Common Shares	CommonStock	New York Stock Exchange
TACH	Titan Acquisition Corp CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
TACHU	Titan Acquisition Corp UNIT (1CLA 1/2 WT)	Unit	NASDAQ Stock Market
TACHW	Titan Acquisition Corp WT EXP 051631	Warrant	NASDAQ Stock Market
TACK	Capitol Series Trust Fairlead Tactical Sector ETF	ExchangeTradedFund	NYSE Arca
TACN	T. Rowe Price Exchange-Traded Funds, Inc. T. Rowe Price Active Core International Eq	ExchangeTradedFund	NYSE Arca
TACO	Berto Acquisition Corp ORD USD0.0001	CommonStock	NASDAQ Stock Market
TACOU	Berto Acquisition Corp UNIT (1ORD 1/2 WT)	Unit	NASDAQ Stock Market
TACOW	Berto Acquisition Corp WT EXP 040530	Warrant	NASDAQ Stock Market
TACT	TransAct Technologies Inc COM USD.01	CommonStock	NASDAQ Stock Market
TACU	T. Rowe Price Exchange-Traded Funds, Inc. T. Rowe Price Active Core U.S. Equity ETF	ExchangeTradedFund	NYSE Arca
TAFI	AB Active ETFs, Inc. AB Tax-Aware Short Duration Municipal ETF	ExchangeTradedFund	NYSE Arca
TAFL	AB Active ETFs, Inc. AB Tax-Aware Long Municipal ETF	ExchangeTradedFund	NYSE Arca
TAFM	AB Active ETFs, Inc. AB Tax-Aware Intermediate Municipal ETF	ExchangeTradedFund	NYSE Arca
TAGG	T. Rowe Price Exchange-Traded Funds, Inc. T. Rowe Price QM US Bond ETF	ExchangeTradedFund	NYSE Arca
TAGS	Teucrium Commodity Trust Teucrium Agricultural Fund	ExchangeTradedVehicle	NYSE Arca
TAIL	Cambria Tail Risk ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
TAJX	Corgi India 2x Daily ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
TAK	Takeda Pharmaceutical Company Limited American Depositary Shares (each represen	AdrCommon	New York Stock Exchange
TAL	TAL Education Group American Depositary Shares (each representing 0.3333 of a sha	AdrCommon	New York Stock Exchange
TALK	Talkspace Inc COM	CommonStock	NASDAQ Stock Market
TALKW	Talkspace Inc WT EXP 062126	Warrant	NASDAQ Stock Market
TALO	Talos Energy Inc. Common Stock	CommonStock	New York Stock Exchange
TALV	The 2023 ETF Series Trust Transamerica Large Value Active ETF	ExchangeTradedFund	NYSE Arca
TAN	Invesco Exchange-Traded Fund Trust II Invesco Solar ETF	ExchangeTradedFund	NYSE Arca
TANH	Tantech Holdings Ltd CL A COM USD.001	CommonStock	NASDAQ Stock Market
TAOP	Taoping Inc COM USD.01	CommonStock	NASDAQ Stock Market
TAOX	Tao Synergies Inc COM	CommonStock	NASDAQ Stock Market
TAOZ	Thornburg American Opportunities Fund ETF	ExchangeTradedFund	NASDAQ Stock Market
TAP	Molson Coors Beverage Company Class B Common Stock	CommonStock	New York Stock Exchange
TAP.A	Molson Coors Beverage Company Class A Common Stock	CommonStock	New York Stock Exchange
TAPR	Innovator Equity Defined Protection ETF - 2 Yr to April 2027 ETF	ExchangeTradedFund	CBOE BZX Exchange
TARA	Protara Therapeutics Inc COM	CommonStock	NASDAQ Stock Market
TARK	Tradr 2X Long Innovation ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
TARS	Tarsus Pharmaceuticals Inc COM USD.0001	CommonStock	NASDAQ Stock Market

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
TASK	TaskUs Inc COM CL A	CommonStock	NASDAQ Stock Market
TATT	TAT Technologies Ltd ORD ILS.15	CommonStock	NASDAQ Stock Market
TAVI	Tavia Acquisition Corp ORD USD0.0001	CommonStock	NASDAQ Stock Market
TAVIR	Tavia Acquisition Corp. Right	Right	NASDAQ Stock Market
TAVIU	Tavia Acquisition Corp UNIT(1ORD 1RT)	Unit	NASDAQ Stock Market
TAX	Cambria Tax Aware ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
TAXE	Intermediate Municipal Income ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
TAXF	American Century ETF Trust American Century Diversified Municipal Bond ETF	ExchangeTradedFund	NYSE Arca
TAXI	Northern Trust Intermediate Tax-Exempt Bond ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
TAXM	BondBloxx ETF Trust BondBloxx IR+M Tax-Aware ETF for Massachusetts Residents	ExchangeTradedFund	NYSE Arca
TAXS	Northern Trust Short-Term Tax-Exempt Bond ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
TAXT	Northern Trust Tax-Exempt Bond ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
TAXX	BondBloxx ETF Trust BondBloxx IR+M Tax Aware Short Duration ETF	ExchangeTradedFund	NYSE Arca
TAYD	Taylor Devices Inc COM USD.025	CommonStock	NASDAQ Stock Market
TBB	AT&T Inc. 5.350% Global Notes due 2066	StructuredProduct	New York Stock Exchange
TBBB	BBB Foods Inc. Class A Common Shares	CommonStock	New York Stock Exchange
TBBK	Bancorp Inc (The) COM	CommonStock	NASDAQ Stock Market
TBCH	Turtle Beach Corp COM USD.001	CommonStock	NASDAQ Stock Market
TBF	ProShares Trust ProShares Short 20+ Year Treasury	ExchangeTradedFund	NYSE Arca
TBFC	ETF Series Solutions The Brinsmere Fund Conservative ETF	ExchangeTradedFund	NYSE Arca
TBFG	ETF Series Solutions The Brinsmere Fund Growth ETF	ExchangeTradedFund	NYSE Arca
TBG	EA Series Trust TBG Dividend Focus ETF	ExchangeTradedFund	NYSE Arca
TBH	Brag House Holdings Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
TBI	TrueBlue, Inc. Common Stock	CommonStock	New York Stock Exchange
TBIL	F/m US Treasury 3 Month Bill Fund ETF	ExchangeTradedFund	NASDAQ Stock Market
TBJL	Innovator 20 Year Treasury Bond 9 Buffer ETF July ETF	ExchangeTradedFund	CBOE BZX Exchange
TBLA	Taboola.com Ltd ORD SHS	CommonStock	NASDAQ Stock Market
TBLAW	Taboola.com Ltd WT EXP 062926	Warrant	NASDAQ Stock Market
TBLD	Thornburg Income Builder Opportunities Trust COM	CommonStock	NASDAQ Stock Market
TBLL	Invesco Exchange-Traded Fund Trust II Invesco Short Term Treasury ETF	ExchangeTradedFund	NYSE Arca
TBLU	Tortoise Capital Series Trust Tortoise Global Water ETF	ExchangeTradedFund	New York Stock Exchange
TBN	Tamboran Resources Corporation Common Stock	CommonStock	New York Stock Exchange
TBPH	Theravance Biopharma Inc COM USD.00001	CommonStock	NASDAQ Stock Market
TBRG	TruBridge Inc COM USD.001	CommonStock	NASDAQ Stock Market
TBT	ProShares Trust ProShares UltraShort 20+ Year Treasury	ExchangeTradedFund	NYSE Arca
TBUX	T. Rowe Price Exchange-Traded Funds, Inc. T. Rowe Price Ultra Short-Term Bond ETF	ExchangeTradedFund	NYSE Arca
TBX	ProShares Trust ProShares Short 7-10 Year Treasury	ExchangeTradedFund	NYSE Arca
TBXU	Direxion Shares ETF Trust Direxion Daily Biotech Top 5 Bull 2X ETF	ExchangeTradedFund	NYSE Arca
TC	Token Cat Ltd ADR	AdrCommon	NASDAQ Stock Market
TCAF	T. Rowe Price Exchange-Traded Funds, Inc. T. Rowe Price Capital Appreciation Equity	ExchangeTradedFund	NYSE Arca
TCAI	Tortoise Capital Series Trust Tortoise AI Infrastructure ETF	ExchangeTradedFund	New York Stock Exchange
TCAL	T. Rowe Price Exchange-Traded Funds, Inc. T. Rowe Price Capital Appreciation Premiu	ExchangeTradedFund	NYSE Arca
TCAN	21Shares Canton Network ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
TCBI	Texas Capital Bancshares Inc COM	CommonStock	NASDAQ Stock Market
TCBIO	Texas Capital Bancshares Inc 5.75 DEP PFD B	PreferredStock	NASDAQ Stock Market
TCBK	TriCo Bancshares COM NPV	CommonStock	NASDAQ Stock Market
TCBS	Texas Community Bancshares Inc COM USD.01	CommonStock	NASDAQ Stock Market
TCBX	Third Coast Bancshares, Inc. Common Stock	CommonStock	New York Stock Exchange
TCGL	TechCreate Group Ltd. Class A Ordinary Shares	CommonStock	NYSE American
TCHI	iShares MSCI China Multisector Tech ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
TCHP	T. Rowe Price Exchange-Traded Funds, Inc. T. Rowe Price Blue Chip Growth ETF	ExchangeTradedFund	NYSE Arca
TCI	Transcontinental Realty Investors, Inc. Common Stock	CommonStock	New York Stock Exchange
TCMD	Tactile Systems Technology Inc COM USD.001	CommonStock	NASDAQ Stock Market
TCOM	Trip com Group Ltd ADR	AdrCommon	NASDAQ Stock Market
TCPA	TransCanada PipeLines Limited 6.250% Junior Subordinated Notes due 2085	StructuredProduct	New York Stock Exchange

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
TCPB	Thrivent ETF Trust Thrivent Core Plus Bond ETF	ExchangeTradedFund	NYSE Arca
TCPC	BlackRock TCP Capital Corp COM USD.001	CommonStock	NASDAQ Stock Market
TCRT	Alaunos Therapeutics Inc COM	CommonStock	NASDAQ Stock Market
TCRX	TScan Therapeutics Inc COM USD.0001	CommonStock	NASDAQ Stock Market
TCV	EA Series Trust Towle Value ETF	ExchangeTradedFund	NYSE Arca
TCX	Tucows Inc CL A COM NPV	CommonStock	NASDAQ Stock Market
TD	The Toronto-Dominion Bank Common Shares	CommonStock	New York Stock Exchange
TDAC	Translational Development Acquisition Corp CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
TDACU	Translational Development Acquisition Corp UNIT (1CLA 1/2 WT)	Unit	NASDAQ Stock Market
TDACW	Translational Development Acquisition Corp WT EXP 121829	Warrant	NASDAQ Stock Market
TDAQ	TappAlpha Innovation 100 Growth & Daily Income ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
TDAX	TDAQ Lift ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
TDAY	USA TODAY Co., Inc. Common Stock	CommonStock	New York Stock Exchange
TDC	Teradata Corporation Common Stock	CommonStock	New York Stock Exchange
TDEC	FT Vest Emerging Markets Buffer ETF - December ETF	ExchangeTradedFund	CBOE BZX Exchange
TDF	Templeton Dragon Fund, Inc. Common Stock	Fund	New York Stock Exchange
TDG	TransDigm Group Incorporated Common Stock	CommonStock	New York Stock Exchange
TDI	Touchstone Dynamic International ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
TDIC	Dreamland Ltd CL A ORD USD0.00005	CommonStock	NASDAQ Stock Market
TDIV	First Trust Exchange Traded Fund VI First Trust NASDAQ Technology Dividend Index F	ExchangeTradedFund	NASDAQ Stock Market
TDOC	Teladoc Health, Inc. Common Stock	CommonStock	New York Stock Exchange
TDOG	21Shares Dogecoin ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
TDOT	21shares Polkadot ETF ETF	Unknown	NASDAQ Stock Market
TDS	Telephone and Data Systems, Inc. Common Shares	CommonStock	New York Stock Exchange
TDSB	ETC Cabana Target Beta ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
TDSC	ETC Cabana Target Drawdown 10 ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
TDSpU	Telephone and Data Systems, Inc. Depositary Shares, Each Representing a 1/1,000th	PreferredStock	New York Stock Exchange
TDSpV	Telephone and Data Systems, Inc. Depositary Shares, Each Representing a 1/1,000th	PreferredStock	New York Stock Exchange
TDTF	FlexShares Trust FlexShares iBoxx 5-Year Target Duration TIPS Index Fund	ExchangeTradedFund	NYSE Arca
TDTH	Trident Digital Tech Holdings Ltd ADR	AdrCommon	NASDAQ Stock Market
TDTT	FlexShares Trust FlexShares iBoxx 3-Year Target Duration TIPS Index Fund	ExchangeTradedFund	NYSE Arca
TDUP	ThredUp Inc COM CL A	CommonStock	NASDAQ Stock Market
TDV	ProShares S&P Technology Dividend Aristocrats ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
TDVG	T. Rowe Price Exchange-Traded Funds, Inc. T. Rowe Price Dividend Growth ETF	ExchangeTradedFund	NYSE Arca
TDVI	FT Vest Technology Dividend Target Income ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
TDW	Tidewater Inc. Common Stock	CommonStock	New York Stock Exchange
TDWD	Tailwind 2.0 Acquisition Corp CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
TDWDR	Tailwind 2.0 Acquisition Corp. Rights	Right	NASDAQ Stock Market
TDWDU	Tailwind 2.0 Acquisition Corp UNIT (1CLA 1 RT)	Unit	NASDAQ Stock Market
TDY	Teledyne Technologies Incorporated Common Stock	CommonStock	New York Stock Exchange
TE	T1 Energy Inc. Common Stock	CommonStock	New York Stock Exchange
TE.WS	T1 Energy Inc. Warrants, each whole warrant exercisable to purchase one Common S	Warrant	New York Stock Exchange
TEAD	Teads Holding Co COM USD0.001	CommonStock	NASDAQ Stock Market
TEAM	Atlassian Corporation CL A ORD USD.1	CommonStock	NASDAQ Stock Market
TEC	Harbor ETF Trust Harbor Transformative Technologies ETF	ExchangeTradedFund	NYSE Arca
TECB	iShares Trust iShares U.S. Tech Breakthrough Multisector ETF	ExchangeTradedFund	NYSE Arca
TECH	Bio-Techne Corp COM USD.01	CommonStock	NASDAQ Stock Market
TECK	Teck Resources Limited Class B Subordinate Voting Shares	CommonStock	New York Stock Exchange
TECL	Direxion Shares ETF Trust Direxion Daily Technology Bull 3X ETF	ExchangeTradedFund	NYSE Arca
TECS	Direxion Shares ETF Trust Direxion Daily Technology Bear 3X ETF	ExchangeTradedFund	NYSE Arca
TECX	Tectonic Therapeutic Inc COM	CommonStock	NASDAQ Stock Market
TECY	GraniteShares YieldBOOST Technology ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
TEI	Templeton Emerging Markets Income Fund Shares of Beneficial Interest	Fund	New York Stock Exchange
TEK	BlackRock ETF Trust iShares Technology Opportunities Active ETF	ExchangeTradedFund	NYSE Arca
TEKX	State Street Galaxy Transformative Tech Accelerators ETF ETF	ExchangeTradedFund	NASDAQ Stock Market

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
TEKY	Lazard Next Gen Technologies ETF	ExchangeTradedFund	NASDAQ Stock Market
TEL	TE Connectivity plc Ordinary Shares	CommonStock	New York Stock Exchange
TELA	TELA Bio Inc COM	CommonStock	NASDAQ Stock Market
TELO	Telomir Pharmaceuticals Inc COM	CommonStock	NASDAQ Stock Market
TEM	Tempus AI Inc CL A COM USD0.0001	CommonStock	NASDAQ Stock Market
TEMD	Franklin Templeton ETF Trust Templeton Emerging Markets Debt ETF	ExchangeTradedFund	NYSE Arca
TEMR	T. Rowe Price Exchange-Traded Funds, Inc. T. Rowe Price Emerging Markets Equity Re	ExchangeTradedFund	NYSE Arca
TEMT	Tradr 2X Long TEM Daily ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
TEMX	Touchstone Sands Capital Emerging Markets ex-China Growth ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
TEN	Tsakos Energy Navigation Limited Common Shares	CommonStock	New York Stock Exchange
TENB	Tenable Holdings Inc COM	CommonStock	NASDAQ Stock Market
TEND	iShares Large Cap 10 Target Buffer Dec ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
TENJ	iShares Large Cap 10 Target Buffer Jun ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
TENM	iShares Large Cap 10 Target Buffer Mar ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
TENX	Tenax Therapeutics Inc COM USD.01	CommonStock	NASDAQ Stock Market
TENpE	Tsakos Energy Navigation Limited Series E Fixed-to-Floating Rate Cumulative Redeem	PreferredStock	New York Stock Exchange
TENpF	Tsakos Energy Navigation Limited Series F Fixed-to-Floating Rate Cumulative Redeem	PreferredStock	New York Stock Exchange
TEO	Telecom Argentina S.A. American Depositary Shares (Each representing five Class B O	AdrCommon	New York Stock Exchange
TEQI	T. Rowe Price Exchange-Traded Funds, Inc. T. Rowe Price Equity Income ETF	ExchangeTradedFund	NYSE Arca
TER	Teradyne Inc COM USD.125	CommonStock	NASDAQ Stock Market
TERG	Leverage Shares 2X Long TER Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
TESL	Simplify Exchange Traded Funds Simplify Volt TSLA Revolution ETF	ExchangeTradedFund	NYSE Arca
TEST	YieldMax TSLA Performance & Distribution Target 25 ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
TETH	21Shares Ethereum ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
TEUP	T-REX 2X Long TE Daily Target ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
TEVA	Teva Pharmaceutical Industries Limited American Depositary Shares, each representi	AdrCommon	New York Stock Exchange
TEX	Terex Corporation Common Stock	CommonStock	New York Stock Exchange
TEXN	iShares Texas Equity ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
TEXU	Direxion Shares ETF Trust Direxion Daily Energy Top 5 Bull 2X ETF	ExchangeTradedFund	NYSE Arca
TEXX	Horizon Kinetics Texas ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
TFC	Truist Financial Corporation Common Stock	CommonStock	New York Stock Exchange
TFCpI	Truist Financial Corporation Depositary Shares each representing 1/4,000th interest i	PreferredStock	New York Stock Exchange
TFCpO	Truist Financial Corporation Depositary Shares, Each Representing a 1/1,000th Intere	PreferredStock	New York Stock Exchange
TFCpR	Truist Financial Corporation Depositary Shares, each representing 1/1,000th interest	PreferredStock	New York Stock Exchange
TFFI	Tidal Trust II Chesapeake Trend-Following Fixed Income ETF	ExchangeTradedFund	NYSE Arca
TFGZ	Thornburg Focus Growth Fund ETF	ExchangeTradedFund	NASDAQ Stock Market
TFI	SPDR Series Trust State Street SPDR Nuveen ICE Municipal Bond ETF	ExchangeTradedFund	NYSE Arca
TFII	TFI International Inc. Common Shares	CommonStock	New York Stock Exchange
TFIN	Triumph Financial, Inc. Common Stock	CommonStock	New York Stock Exchange
TFINp	Triumph Financial, Inc. Depositary Shares, Each Representing a 1/40th Interest in a Sh	PreferredStock	New York Stock Exchange
TFJL	Innovator 20 Year Treasury Bond 5 Floor ETF - July ETF	ExchangeTradedFund	CBOE BZX Exchange
TFLO	iShares Trust iShares Treasury Floating Rate Bond ETF	ExchangeTradedFund	NYSE Arca
TFLR	T. Rowe Price Exchange-Traded Funds, Inc. T. Rowe Price Floating Rate ETF	ExchangeTradedFund	NYSE Arca
TFNS	T. Rowe Price Financials ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
TFPM	Triple Flag Precious Metals Corp. Common Shares	CommonStock	New York Stock Exchange
TFPN	Tidal Trust II Blueprint-Chesapeake Multi-Asset Trend ETF	ExchangeTradedFund	NYSE Arca
TFSL	TFS Financial Corp COM USD.01	CommonStock	NASDAQ Stock Market
TFX	Teleflex Incorporated Common Stock	CommonStock	New York Stock Exchange
TG	Tredegar Corporation Common Stock	CommonStock	New York Stock Exchange
TGB	Taseko Mines Limited Common Shares	CommonStock	NYSE American
TGE	The Generation Essentials Group Class A Ordinary Shares	CommonStock	New York Stock Exchange
TGE.WS	The Generation Essentials Group Warrants, each whole warrant exercisable for one C	Warrant	NYSE American
TGEN	Tecogen Inc. Common Stock	CommonStock	NYSE American
TGHL	GrowHub Ltd (The) CL A ORD USD0.0005	CommonStock	NASDAQ Stock Market
TGL	Treasure Global Inc COM USD0.00001	CommonStock	NASDAQ Stock Market

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
TGLB	T. Rowe Price Exchange-Traded Funds, Inc. T. Rowe Price Global Equity ETF	ExchangeTradedFund	NYSE Arca
TGLR	Wedbush Series Trust Wedbush Laffer Tengler New Era Value ETF	ExchangeTradedFund	NYSE Arca
TGLS	Tecnoglass Inc. Ordinary Shares	CommonStock	New York Stock Exchange
TGRT	T. Rowe Price Exchange-Traded Funds, Inc. T. Rowe Price Growth ETF	ExchangeTradedFund	NYSE Arca
TGRW	T. Rowe Price Exchange-Traded Funds, Inc. T. Rowe Price Growth Stock ETF	ExchangeTradedFund	NYSE Arca
TGS	Transportadora de Gas del Sur S.A. American Depositary Shares (Each representing fi	AdrCommon	New York Stock Exchange
TGT	Target Corporation Common Stock	CommonStock	New York Stock Exchange
TGTX	TG Therapeutics Inc COM USD.001	CommonStock	NASDAQ Stock Market
TH	Target Hospitality Corp COM	CommonStock	NASDAQ Stock Market
THC	Tenet Healthcare Corporation Common Stock	CommonStock	New York Stock Exchange
THCH	TH International Limited COM CL A	CommonStock	NASDAQ Stock Market
THD	iShares Inc. iShares MSCI Thailand ETF	ExchangeTradedFund	NYSE Arca
THEQ	T. Rowe Price Exchange-Traded Funds, Inc. T. Rowe Price Hedged Equity ETF	ExchangeTradedFund	NYSE Arca
THFF	First Financial Corp COM NPV	CommonStock	NASDAQ Stock Market
THG	The Hanover Insurance Group, Inc. Common Stock	CommonStock	New York Stock Exchange
THH	TryHard Holdings Ltd ORD USD0.00002	CommonStock	NASDAQ Stock Market
THIR	THOR Financial Technologies Trust THOR Index Rotation ETF	ExchangeTradedFund	New York Stock Exchange
THLV	THOR Financial Technologies Trust THOR Equal Weight Low Volatility ETF	ExchangeTradedFund	New York Stock Exchange
THM	International Tower Hill Mines Ltd Common Shares	CommonStock	NYSE American
THMR	THOR Financial Technologies Trust THOR AdaptiveRisk Dynamic ETF	ExchangeTradedFund	New York Stock Exchange
THMZ	Lazard Equity Megatrends ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
THNQ	Exchange Traded Concepts Trust ROBO Global Artificial Intelligence ETF	ExchangeTradedFund	NYSE Arca
THNR	Amplify ETF Trust Amplify Weight Loss Drug & Treatment ETF	ExchangeTradedFund	NYSE Arca
THO	Thor Industries, Inc. Common Stock	CommonStock	New York Stock Exchange
THQ	abrdn Healthcare Opportunities Fund Shares of Beneficial Interest	Fund	New York Stock Exchange
THRM	Gentherm Inc COM NPV	CommonStock	NASDAQ Stock Market
THRO	BlackRock ETF Trust iShares U.S. Thematic Rotation Active ETF	ExchangeTradedFund	NYSE Arca
THRV	Prospera Income ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
THRY	Thryv Holdings Inc COM NEW	CommonStock	NASDAQ Stock Market
THTA	Tidal Trust I SoFi Enhanced Yield ETF	ExchangeTradedFund	NYSE Arca
THW	abrdn World Healthcare Fund Shares of Beneficial Interest	Fund	New York Stock Exchange
THY	Northern Lights Fund Trust Toews Agility Shares Dynamic Tactical Income ETF	ExchangeTradedFund	NYSE Arca
THYF	T. Rowe Price Exchange-Traded Funds, Inc. T. Rowe Price U.S. High Yield ETF	ExchangeTradedFund	NYSE Arca
THYM	T. Rowe Price High Income Municipal ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
THYP	21Shares Hyperliquid ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
TIC	TIC Solutions, Inc Common Stock	CommonStock	New York Stock Exchange
TIER	T. Rowe Price Exchange-Traded Funds, Inc. T. Rowe Price International Equity Researc	ExchangeTradedFund	NYSE Arca
TIGO	Millicom International Cellular SA COM USD2	CommonStock	NASDAQ Stock Market
TIGR	UP Fintech Holding Ltd ADR	CommonStock	NASDAQ Stock Market
TII	Titan Mining Corporation Common Shares	CommonStock	NYSE American
TIIV	ETF Series Solutions AAM Todd International Intrinsic Value ETF	ExchangeTradedFund	NYSE Arca
TIL	Instil Bio Inc COM	CommonStock	NASDAQ Stock Market
TILE	Interface Inc COM USD.01	CommonStock	NASDAQ Stock Market
TILL	Listed Funds Trust Teucrium Agricultural Strategy No K-1 ETF	ExchangeTradedFund	NYSE Arca
TILT	FlexShares Morningstar US Market Factors Tilt Index Fund ETF	ExchangeTradedFund	CBOE BZX Exchange
TIMB	TIM S.A. American Depositary Shares, as evidenced by American Depositary Receipts,	AdrCommon	New York Stock Exchange
TIME	Tidal Trust II Clockwise U.S. Core Equity ETF	ExchangeTradedFund	NYSE Arca
TINS	Franklin Templeton ETF Trust Templeton International Insights ETF	ExchangeTradedFund	NYSE Arca
TINT	ProShares Trust ProShares Smart Materials ETF	ExchangeTradedFund	NYSE Arca
TINY	ProShares Trust ProShares Nanotechnology ETF	ExchangeTradedFund	NYSE Arca
TIP	iShares Trust iShares TIPS Bond ETF	ExchangeTradedFund	NYSE Arca
TIPA	Northern Funds Northern Trust 2030 Inflation-Linked Distributing Ladder ETF	ExchangeTradedFund	NYSE Arca
TIPB	Northern Funds Northern Trust 2035 Inflation-Linked Distributing Ladder ETF	ExchangeTradedFund	NYSE Arca
TIPC	Northern Funds Northern Trust 2045 Inflation-Linked Distributing Ladder ETF	ExchangeTradedFund	NYSE Arca
TIPD	Northern Funds Northern Trust 2055 Inflation-Linked Distributing Ladder ETF	ExchangeTradedFund	NYSE Arca

Pearl Equities Securities List as of 6/4/2026			
Symbol	**Security Name**	**Security Class**	**Listed Exchange**
TIPT	Tiptree Inc COM	CommonStock	NASDAQ Stock Market
TIPX	SPDR Series Trust State Street SPDR Bloomberg 1 10 Year TIPS ETF	ExchangeTradedFund	NYSE Arca
TIPZ	PIMCO ETF Trust PIMCO Broad U.S. TIPS Index Exchange-Traded Fund	ExchangeTradedFund	NYSE Arca
TISI	Team, Inc. Common Stock	CommonStock	New York Stock Exchange
TITN	Titan Machinery Inc COM USD.00001	CommonStock	NASDAQ Stock Market
TJAN	Innovator Equity Defined Protection ETF - 2 Yr to January 2027 ETF	ExchangeTradedFund	CBOE BZX Exchange
TJGC	TJGC Group Ltd ORD NPV	CommonStock	NASDAQ Stock Market
TJUL	Innovator Equity Defined Protection ETF - 2 Yr to July 2027 ETF	ExchangeTradedFund	CBOE BZX Exchange
TJUN	FT Vest Emerging Markets Buffer ETF - June ETF	ExchangeTradedFund	CBOE BZX Exchange
TJX	The TJX Companies, Inc. Common Stock	CommonStock	New York Stock Exchange
TK	Teekay Corporation Ltd. Common Stock	CommonStock	New York Stock Exchange
TKC	Turkcell Iletisim Hizmetleri A.S. American Depositary Shares (Each representing 2 1/2	AdrCommon	New York Stock Exchange
TKLF	Tokyo Lifestyle Co Ltd ADR	AdrCommon	NASDAQ Stock Market
TKNO	Alpha Teknova Inc COM	CommonStock	NASDAQ Stock Market
TKNQ	Amplify ETF Trust Amplify Tokenization Technology Leaders ETF	ExchangeTradedFund	NYSE Arca
TKNS	21Shares Active Crypto ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
TKO	TKO Group Holdings, Inc. Class A Common Stock	CommonStock	New York Stock Exchange
TKR	The Timken Company Common Stock	CommonStock	New York Stock Exchange
TLA	GraniteShares Autocallable TSLA ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
TLCI	Touchstone ETF Trust Touchstone International Equity ETF	ExchangeTradedFund	NYSE Arca
TLDR	The Laddered T-Bill ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
TLF	Tandy Leather Factory Inc COM USD.0024	CommonStock	NASDAQ Stock Market
TLG	Touchstone Large Company Growth ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
TLH	iShares Trust iShares 10-20 Year Treasury Bond ETF	ExchangeTradedFund	NYSE Arca
TLIH	Ten-League International Holdings Ltd ORD USD0.00025	CommonStock	NASDAQ Stock Market
TLK	Perusahaan Perseroan (Persero) P.T. Telekomunikasi Indonesia American Depositary	AdrCommon	New York Stock Exchange
TLN	Talen Energy Corp COM	CommonStock	NASDAQ Stock Market
TLNC	Talon Capital Corp CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
TLNCU	Talon Capital Corp UNIT (1CLA 1/3 WT)	Unit	NASDAQ Stock Market
TLNCW	Talon Capital Corp WRRTS	Warrant	NASDAQ Stock Market
TLPH	Talphera Inc COM USD.001	CommonStock	NASDAQ Stock Market
TLRY	Tilray Brands Inc COM	CommonStock	NASDAQ Stock Market
TLS	Telos Corp COM USD0.001	CommonStock	NASDAQ Stock Market
TLSA	Tiziana Life Sciences Ltd COM USD0.001	CommonStock	NASDAQ Stock Market
TLSI	TriSalus Life Sciences Inc COM CL A	CommonStock	NASDAQ Stock Market
TLSIW	TriSalus Life Sciences Inc WT EX	Warrant	NASDAQ Stock Market
TLT	iShares Trust iShares 20 Year Treasury Bond ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
TLTD	FlexShares Trust FlexShares Morningstar Developed Markets ex-US Factor Tilt Index F	ExchangeTradedFund	NYSE Arca
TLTE	FlexShares Trust FlexShares Morningstar Emerging Markets Factor Tilt Index Fund	ExchangeTradedFund	NYSE Arca
TLTI	NEOS Enhanced Income 20 Year Treasury Bond ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
TLTP	Amplify TLT U.S. Treasury 12 Option Income ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
TLTW	iShares 20 Year Treasury Bond BuyWrite Strategy ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
TLTX	Global X Treasury Bond Enhanced Income ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
TLX	Telix Pharmaceuticals Limited SPONSORED ADR	AdrCommon	NASDAQ Stock Market
TLYS	Tilly's, Inc. Class A Common Stock, $0.001 par value per share	CommonStock	New York Stock Exchange
TM	Toyota Motor Corporation American Depositary Shares (Each representing ten Ordina	AdrCommon	New York Stock Exchange
TMAR	FT Vest Emerging Markets Buffer ETF - March ETF	ExchangeTradedFund	CBOE BZX Exchange
TMAT	Main Thematic Innovation ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
TMB	Thornburg Multi Sector Bond ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
TMC	TMC the metals company Inc COM	CommonStock	NASDAQ Stock Market
TMCI	Treace Medical Concepts Inc COM	CommonStock	NASDAQ Stock Market
TMCR	Metals Royalty Company Inc (The) COM	CommonStock	NASDAQ Stock Market
TMCWW	TMC the metals company Inc WT EXP 090926	Warrant	NASDAQ Stock Market
TMDE	TMD Energy Limited Ordinary Shares	CommonStock	NYSE American
TMDV	ProShares Russell US Dividend Growers ETF ETF	ExchangeTradedFund	CBOE BZX Exchange

Pearl Equities Securities List as of 6/4/2026			
Symbol	**Security Name**	**Security Class**	**Listed Exchange**
TMDX	TransMedics Group Inc COM	CommonStock	NASDAQ Stock Market
TME	Tencent Music Entertainment Group American Depositary Shares Representing two C	AdrCommon	New York Stock Exchange
TMED	T. Rowe Price Health Care ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
TMF	Direxion Shares ETF Trust Direxion Daily 20+ Year Treasury Bull 3X ETF	ExchangeTradedFund	NYSE Arca
TMFC	Motley Fool 100 Index ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
TMFE	Motley Fool Capital Efficiency 100 Index ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
TMFG	Motley Fool Global Opportunities ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
TMFM	Motley Fool Mid-Cap Growth ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
TMFS	Motley Fool Small-Cap Growth ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
TMFX	Motley Fool Next Index ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
TMH	Precidian ETFs Trust Toyota Motor Corporation ADRhedged	ExchangeTradedFund	NYSE Arca
TMHC	Taylor Morrison Home Corporation Common Stock	CommonStock	New York Stock Exchange
TMLP	Tortoise Capital Series Trust Tortoise MLP ETF	ExchangeTradedFund	NYSE Arca
TMNL	T. Rowe Price Long Municipal Income ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
TMNS	T. Rowe Price Short Municipal Income ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
TMO	Thermo Fisher Scientific Inc. Common Stock	CommonStock	New York Stock Exchange
TMP	Tompkins Financial Corporation Common Stock	CommonStock	NYSE American
TMQ	Trilogy Metals Inc Common Shares	CommonStock	NYSE American
TMSF	T. Rowe Price Multi-Sector Income ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
TMSL	T. Rowe Price Exchange-Traded Funds, Inc. T. Rowe Price Small-Mid Cap ETF	ExchangeTradedFund	NYSE Arca
TMTS	Spartacus Acquisition Corp II CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
TMTSU	Spartacus Acquisition Corp II UNIT (1CLA 1/3 WT)	Unit	NASDAQ Stock Market
TMTSW	Spartacus Acquisition Corp II WT EXP 021533	Warrant	NASDAQ Stock Market
TMUS	T-Mobile US Inc COM	CommonStock	NASDAQ Stock Market
TMUSI	T-Mobile US Inc 5.500 Senior Notes due June 2070 STRUCT PRODUCT	Unknown	NASDAQ Stock Market
TMUSL	T-Mobile US Inc 6.250 Senior Notes due 2069 STRUCT PRODUCT	Unknown	NASDAQ Stock Market
TMUSZ	T-Mobile US Inc 5.500 Senior Notes due March 2070 STRUCT PRODUCT	Unknown	NASDAQ Stock Market
TMV	Direxion Shares ETF Trust Direxion Daily 20+ Year Treasury Bear 3X ETF	ExchangeTradedFund	NYSE Arca
TMVE	Thrivent ETF Trust Thrivent Mid Cap Value ETF	ExchangeTradedFund	NYSE Arca
TMYY	GraniteShares YieldBOOST TSM ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
TNA	Direxion Shares ETF Trust Direxion Daily Small Cap Bull 3X ETF	ExchangeTradedFund	NYSE Arca
TNC	Tennant Company Common Stock	CommonStock	New York Stock Exchange
TNDM	Tandem Diabetes Care Inc COM USD.001	CommonStock	NASDAQ Stock Market
TNET	TriNet Group, Inc. Common Stock	CommonStock	New York Stock Exchange
TNGX	Tango Therapeutics Inc COM	CommonStock	NASDAQ Stock Market
TNGY	Tortoise Capital Series Trust Tortoise Energy ETF	ExchangeTradedFund	New York Stock Exchange
TNK	Teekay Tankers Ltd. Class A Common Stock	CommonStock	New York Stock Exchange
TNL	Travel + Leisure Co. Common Stock	CommonStock	New York Stock Exchange
TNMG	TNL Mediagene CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
TNON	Tenon Medical Inc COM USD0.001	CommonStock	NASDAQ Stock Market
TNONW	Tenon Medical Inc WT EXP 061628	Warrant	NASDAQ Stock Market
TNUK	Tortoise Capital Series Trust Tortoise Nuclear Renaissance ETF	ExchangeTradedFund	NYSE Arca
TNXP	Tonix Pharmaceuticals Holding Corp COM USD0.001	CommonStock	NASDAQ Stock Market
TNXT	T. Rowe Price Innovation Leaders ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
TNYA	Tenaya Therapeutics Inc COM	CommonStock	NASDAQ Stock Market
TOAK	Manager Directed Portfolios Twin Oak Short Horizon Absolute Return ETF	ExchangeTradedFund	NYSE Arca
TOAO	Twin Oak Active Opportunities III ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
TOCT	Innovator Equity Defined Protection ETF - 2 Yr to October 2027 ETF	ExchangeTradedFund	CBOE BZX Exchange
TOGA	Managed Portfolio Series Tremblant Global ETF	ExchangeTradedFund	NYSE Arca
TOI	The Oncology Institute Inc COM CL A	CommonStock	NASDAQ Stock Market
TOIIW	The Oncology Institute Inc WT EXP	Warrant	NASDAQ Stock Market
TOK	iShares Trust iShares MSCI Kokusai ETF	ExchangeTradedFund	NYSE Arca
TOL	Toll Brothers, Inc. Common Stock	CommonStock	New York Stock Exchange
TOLL	Tema Durable Quality ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
TOLZ	ProShares Trust ProShares DJ Brookfield Global Infrastructure ETF	ExchangeTradedFund	NYSE Arca

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
TOMZ	TOMI Environmental Solutions Inc COM USD.01	CommonStock	NASDAQ Stock Market
TONX	TON Strategy Co COM	CommonStock	NASDAQ Stock Market
TOON	Kartoon Studios, Inc. Common Stock	CommonStock	NYSE American
TOP	TOP Financial Group Ltd CL A ORD USD0.001	CommonStock	NASDAQ Stock Market
TOPC	iShares Trust iShares S&P 500 3% Capped ETF	ExchangeTradedFund	NYSE Arca
TOPP	Toppoint Holdings Inc. Common Stock	CommonStock	NYSE American
TOPS	TOP Ships Inc. Common Stock	CommonStock	NYSE American
TOPT	iShares Trust iShares Top 20 U.S. Stocks ETF	ExchangeTradedFund	NYSE Arca
TOPW	Roundhill Top WeeklyPay ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
TORO	Toro Corp COM	CommonStock	NASDAQ Stock Market
TOS	Twin Oak Strategic Solutions ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
TOST	Toast, Inc. Class A Common Stock	CommonStock	New York Stock Exchange
TOT	Advisor Managed Portfolios LionShares U.S. Equity Total Return ETF	ExchangeTradedFund	NYSE Arca
TOTL	SSGA Active Trust State Street DoubleLine Total Return Tactical ETF	ExchangeTradedFund	NYSE Arca
TOTR	T. Rowe Price Exchange-Traded Funds, Inc. T. Rowe Price Total Return ETF	ExchangeTradedFund	NYSE Arca
TOUR	Tuniu Corp ADR	AdrCommon	NASDAQ Stock Market
TOUS	T. Rowe Price Exchange-Traded Funds, Inc. T. Rowe Price International Equity ETF	ExchangeTradedFund	NYSE Arca
TOV	EA Series Trust JLens 500 Jewish Advocacy U.S. ETF	ExchangeTradedFund	NYSE Arca
TOVX	Theriva Biologics, Inc. Common Stock	CommonStock	NYSE American
TOWN	TowneBank COM	CommonStock	NASDAQ Stock Market
TOXR	21Shares XRP ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
TOYO	TOYO Co Ltd ORD USD0.0001	CommonStock	NASDAQ Stock Market
TPAY	Roundhill S&P 500 Target 10 Managed Distribution ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
TPB	Turning Point Brands, Inc. Common Stock	CommonStock	New York Stock Exchange
TPC	Tutor Perini Corporation Common Stock	CommonStock	New York Stock Exchange
TPCS	TechPrecision Corp COM USD.0001	CommonStock	NASDAQ Stock Market
TPET	Trio Petroleum Corp. Common Stock	CommonStock	NYSE American
TPFC	Timothy Plan Timothy Plan Free Cash Flow ETF	ExchangeTradedFund	NYSE Arca
TPFG	Timothy Plan Timothy Plan Free Cash Flow Growth ETF	ExchangeTradedFund	NYSE Arca
TPFI	Timothy Plan Timothy Plan Fixed Income ETF	ExchangeTradedFund	NYSE Arca
TPG	TPG Inc CL A COM USD0.001	CommonStock	NASDAQ Stock Market
TPGXL	TPG Operating Group II LP 6.95 Fixed-Rate Junior Subordinated Notes due 2064 STRU	Unknown	NASDAQ Stock Market
TPHD	Timothy Plan Timothy Plan High Dividend Stock ETF	ExchangeTradedFund	NYSE Arca
TPIF	Timothy Plan Timothy Plan International ETF	ExchangeTradedFund	NYSE Arca
TPL	Texas Pacific Land Corporation Common Stock	CommonStock	New York Stock Exchange
TPLC	Timothy Plan Timothy Plan US Large/Mid Cap Core ETF	ExchangeTradedFund	NYSE Arca
TPLS	Thornburg Core Plus Bond ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
TPOR	Direxion Shares ETF Trust Direxion Daily Transportation Bull 3X ETF	ExchangeTradedFund	NYSE Arca
TPR	Tapestry, Inc. Common Stock	CommonStock	New York Stock Exchange
TPRY	Tidal Trust III VistaShares Target 15 TEPRTantrum Contrarian Distribution ETF	ExchangeTradedFund	NYSE Arca
TPSC	Timothy Plan Timothy Plan US Small Cap Core ETF	ExchangeTradedFund	NYSE Arca
TPST	Tempest Therapeutics Inc COM	CommonStock	NASDAQ Stock Market
TPTA	Terra Property Trust, Inc. 6.00% Notes due 2026	StructuredProduct	New York Stock Exchange
TPVG	TriplePoint Venture Growth BDC Corp. Common Stock, $0.01 par value	CommonStock	New York Stock Exchange
TPYP	Tortoise Capital Series Trust Tortoise North American Pipeline ETF	ExchangeTradedFund	New York Stock Exchange
TPZ	Tortoise Capital Series Trust Tortoise Electrification Infrastructure ETF	ExchangeTradedFund	New York Stock Exchange
TQQQ	ProShares UltraPro QQQ ETF	ExchangeTradedFund	NASDAQ Stock Market
TQQY	Granite Shares YieldBOOST QQQ ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
TR	Tootsie Roll Industries, Inc. Common Stock	CommonStock	New York Stock Exchange
TRAD	APEX Tech Acquisition Inc. Ordinary Shares	CommonStock	New York Stock Exchange
TRAD.U	APEX Tech Acquisition Inc. Units, each consisting of one ordinary share, $0.0001 par v	Unit	New York Stock Exchange
TRADr	APEX Tech Acquisition Inc. Rights, each entitling the holder to receive one-fourth (1/4	Right	New York Stock Exchange
TRAK	ReposiTrak, Inc. Common Stock	CommonStock	New York Stock Exchange
TRAW	Traws Pharma Inc COM USD.01	CommonStock	NASDAQ Stock Market
TRAX	First Tracks Biotherapeutics Inc COM USD0.001	CommonStock	NASDAQ Stock Market

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
TRBF	Angel Oak Total Return ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
TRC	Tejon Ranch Co. Common Stock	CommonStock	New York Stock Exchange
TRDA	Entrada Therapeutics Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
TREE	LendingTree Inc COM USD.01	CommonStock	NASDAQ Stock Market
TREX	Trex Company, Inc. Common Stock	CommonStock	New York Stock Exchange
TRFK	Pacer Funds Trust Pacer Data and Digital Revolution ETF	ExchangeTradedFund	NYSE Arca
TRFM	ETF Series Solutions AAM Transformers ETF	ExchangeTradedFund	NYSE Arca
TRGP	Targa Resources Corp. Common Stock	CommonStock	New York Stock Exchange
TRGS	TRG Latin America Acquisitions Corp CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
TRGSR	TRG Latin America Acquisitions Corp. Rights	Right	NASDAQ Stock Market
TRGSU	TRG Latin America Acquisitions Corp UNIT (1CLA 1 RT)	Unit	NASDAQ Stock Market
TRI	Thomson Reuters Corp COM NPV	CommonStock	NASDAQ Stock Market
TRIB	Trinity Biotech PLC SPON ADR	AdrCommon	NASDAQ Stock Market
TRIN	Trinity Capital Inc COM	CommonStock	NASDAQ Stock Market
TRINI	Trinity Capital Inc 7.875 Notes Due 2029 STRUCT PRODUCT	Unknown	NASDAQ Stock Market
TRINZ	Trinity Capital Inc 7.875 Notes due 2029 STRUCT PRODUCT	Unknown	NASDAQ Stock Market
TRIO	MC Trio Equity Buffered ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
TRIP	TripAdvisor Inc COM USD.001	CommonStock	NASDAQ Stock Market
TRMB	Trimble Inc COM NPV	CommonStock	NASDAQ Stock Market
TRMD	Torm PLC COM CL A	CommonStock	NASDAQ Stock Market
TRMK	Trustmark Corp COM NPV	CommonStock	NASDAQ Stock Market
TRN	Trinity Industries, Inc. Common Stock	CommonStock	New York Stock Exchange
TRND	Pacer Funds Trust Pacer Trendpilot Fund of Funds ETF	ExchangeTradedFund	NYSE Arca
TRNO	Terreno Realty Corp Common Stock, $0.01 par value per share	CommonStock	New York Stock Exchange
TRNR	Interactive Strength Inc ORD	CommonStock	NASDAQ Stock Market
TRNS	Transcat Inc COM USD.5	CommonStock	NASDAQ Stock Market
TRON	Tron Inc COM	CommonStock	NASDAQ Stock Market
TROO	TROOPS Inc COM USD.001	CommonStock	NASDAQ Stock Market
TROT	Invesco Exchange-Traded Fund Trust II Invesco MSCI Treasury Duration Rotation ETF	ExchangeTradedFund	NYSE Arca
TROW	T. Rowe Price Group Inc COM USD.2	CommonStock	NASDAQ Stock Market
TROX	Tronox Holdings plc Ordinary Shares	CommonStock	New York Stock Exchange
TRP	TC Energy Corporation Common Shares	CommonStock	New York Stock Exchange
TRPA	Hartford AAA CLO ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
TRS	TriMas Corp COM USD.01	CommonStock	NASDAQ Stock Market
TRSG	Tungray Technologies Inc CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
TRST	TrustCo Bank Corp NY COM NPV	CommonStock	NASDAQ Stock Market
TRSY	Xtrackers US 0-1 Year Treasury ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
TRT	Trio-Tech International Common Stock	CommonStock	NYSE American
TRTNpA	Triton International Limited 8.50% Series A Cumulative Redeemable Perpetual Prefer	PreferredStock	New York Stock Exchange
TRTNpB	Triton International Limited 8.00% Series B Cumulative Redeemable Perpetual Prefer	PreferredStock	New York Stock Exchange
TRTNpC	Triton International Limited 7.375% Series C Cumulative Redeemable Perpetual Prefe	PreferredStock	New York Stock Exchange
TRTNpD	Triton International Limited 6.875% Series D Cumulative Redeemable Perpetual Prefe	PreferredStock	New York Stock Exchange
TRTNpE	Triton International Limited 5.75% Series E Cumulative Redeemable Perpetual Prefer	PreferredStock	New York Stock Exchange
TRTNpF	Triton International Limited 7.625% Series F Cumulative Redeemable Perpetual Prefe	PreferredStock	New York Stock Exchange
TRTNpG	Triton International Limited 7.500% Series G Cumulative Redeemable Perpetual Prefe	PreferredStock	New York Stock Exchange
TRTX	TPG RE Finance Trust, Inc. Common Stock, $0.001 par value per share	CommonStock	New York Stock Exchange
TRTXpC	TPG RE Finance Trust, Inc. 6.25% Series C Cumulative Redeemable Preferred Stock, $0	PreferredStock	New York Stock Exchange
TRTY	Cambria Trinity ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
TRU	TransUnion Common Stock	CommonStock	New York Stock Exchange
TRUC	VanEck Communication Services TruSector ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
TRUD	VanEck Consumer Discretionary TruSector ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
TRUF	VanEck Financials TruSector ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
TRUG	TruGolf Holdings Inc COM CL A USD0.0001	CommonStock	NASDAQ Stock Market
TRUH	VanEck Healthcare TruSector ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
TRUI	VanEck Industrials TruSector ETF ETF	ExchangeTradedFund	NASDAQ Stock Market

Pearl Equities Securities List as of 6/4/2026			
Symbol	**Security Name**	**Security Class**	**Listed Exchange**
TRUO	VanEck Consumer Staples TruSector ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
TRUP	Trupanion Inc COM USD.00001	CommonStock	NASDAQ Stock Market
TRUT	VanEck Technology TruSector ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
TRV	The Travelers Companies, Inc. Common Stock	CommonStock	New York Stock Exchange
TRVG	trivago N.V. ADR	AdrCommon	NASDAQ Stock Market
TRVI	Trevi Therapeutics Inc COM	CommonStock	NASDAQ Stock Market
TRX	TRX Gold Corporation Common Stock	CommonStock	NYSE American
TS	Tenaris S.A. American Depositary Shares (Each representing Two Ordinary Shares)	AdrCommon	New York Stock Exchange
TSAT	Telesat Corp COM CL A CL B	CommonStock	NASDAQ Stock Market
TSBK	Timberland Bancorp Inc COM USD.01	CommonStock	NASDAQ Stock Market
TSCM	TimesSquare Quality Mid Cap Growth ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
TSCO	Tractor Supply Co COM USD.008	CommonStock	NASDAQ Stock Market
TSCV	Thrivent ETF Trust Thrivent Small Cap Value ETF	ExchangeTradedFund	NYSE Arca
TSDD	GraniteShares 2x Short TSLA Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
TSEC	Touchstone ETF Trust Touchstone Securitized Income ETF	ExchangeTradedFund	NYSE Arca
TSEL	Touchstone Sands Capital US Select Growth ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
TSEM	Tower Semiconductor Ltd ORD NIS1	CommonStock	NASDAQ Stock Market
TSEP	FT Vest Emerging Market Buffer ETF - September ETF	ExchangeTradedFund	CBOE BZX Exchange
TSES	Yorkville America Investment Trust Truth Social American Energy Security ETF	ExchangeTradedFund	NYSE Arca
TSHA	Taysha Gene Therapies Inc COM USD0.00001	CommonStock	NASDAQ Stock Market
TSI	TCW Strategic Income Fund, Inc. Common Stock	Fund	New York Stock Exchange
TSIC	Yorkville America Investment Trust Truth Social American Icons ETF	ExchangeTradedFund	NYSE Arca
TSII	REX TSLA Covered Call ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
TSL	GraniteShares 1.25x Long TSLA Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
TSLA	Tesla Inc COM USD.001	CommonStock	NASDAQ Stock Market
TSLG	Leverage Shares 2X Long TSLA Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
TSLI	ProShares Trust ProShares Ultra TSLA	ExchangeTradedFund	NYSE Arca
TSLL	Direxion Daily TSLA Bull 2X ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
TSLO	Leverage Shares 2x Capped Accelerated TSLA Monthly ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
TSLP	Kurv Yield Premium Strategy Tesla (TSLA) ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
TSLQ	Tradr 2X Short TSLA Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
TSLR	GraniteShares 2x Long TSLA Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
TSLS	Direxion Daily TSLA Bear 1X ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
TSLT	T-REX 2X Long Tesla Daily Target ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
TSLW	Roundhill TSLA WeeklyPay ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
TSLX	Sixth Street Specialty Lending, Inc. Common Stock, $0.01 par value	CommonStock	New York Stock Exchange
TSLY	Tidal Trust II YieldMax TSLA Option Income Strategy ETF	ExchangeTradedFund	NYSE Arca
TSLZ	T-Rex 2X Inverse Tesla Daily Target ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
TSM	Taiwan Semiconductor Manufacturing Company Ltd. American Depositary Shares (Ea	AdrCommon	New York Stock Exchange
TSME	Thrivent ETF Trust Thrivent Small-Mid Cap Equity ETF	ExchangeTradedFund	NYSE Arca
TSMG	Leverage Shares 2X Long TSM Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
TSMU	GraniteShares 2x Long TSM Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
TSMX	Direxion Daily TSM Bull 2X ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
TSMY	Tidal Trust II YieldMax TSM Option Income Strategy ETF	ExchangeTradedFund	NYSE Arca
TSMZ	Direxion Daily TSM Bear 1X ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
TSN	Tyson Foods, Inc. Class A Common Shares	CommonStock	New York Stock Exchange
TSNF	Yorkville America Investment Trust Truth Social American Next Frontiers ETF	ExchangeTradedFund	NYSE Arca
TSOL	21Shares Solana ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
TSPA	T. Rowe Price Exchange-Traded Funds, Inc. T. Rowe Price U.S. Equity Research ETF	ExchangeTradedFund	NYSE Arca
TSPX	Twin Oak Active Opportunities ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
TSPY	TappAlpha S&P 500 Growth & Daily Income ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
TSQ	Townsquare Media, Inc. Class A Common Stock	CommonStock	New York Stock Exchange
TSRS	Yorkville America Investment Trust Truth Social American Red State REITs ETF	ExchangeTradedFund	NYSE Arca
TSSD	Yorkville America Investment Trust Truth Social American Security & Defense ETF	ExchangeTradedFund	NYSE Arca
TSSI	TSS Inc COM	CommonStock	NASDAQ Stock Market

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
TSUI	21shares Sui ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
TSXD	Direxion Shares ETF Trust Direxion Daily Semiconductors Top 5 Bear 2X ETF	ExchangeTradedFund	NYSE Arca
TSXU	Direxion Shares ETF Trust Direxion Daily Semiconductors Top 5 Bull 2X ETF	ExchangeTradedFund	NYSE Arca
TSYW	Roundhill Treasury Bond WeeklyPay ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
TSYX	TSPY Lift ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
TSYY	GraniteShares YieldBOOST TSLA ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
TT	Trane Technologies plc Ordinary Shares	CommonStock	New York Stock Exchange
TTAM	Titan America SA Common Shares	CommonStock	New York Stock Exchange
TTAN	ServiceTitan Inc CL A COM USD0.001	CommonStock	NASDAQ Stock Market
TTC	The Toro Company Common Shares	CommonStock	New York Stock Exchange
TTD	Trade Desk Inc (The) CL A COM USD.000001	CommonStock	NASDAQ Stock Market
TTDU	T-REX 2X Long TTD Daily Target ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
TTE	TotalEnergies SE Ordinary Share	CommonStock	New York Stock Exchange
TTEC	TTEC Holdings Inc COM USD.01	CommonStock	NASDAQ Stock Market
TTEK	Tetra Tech Inc COM USD.01	CommonStock	NASDAQ Stock Market
TTEQ	T. Rowe Price Technology ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
TTGT	TechTarget Inc COM USD.001	CommonStock	NASDAQ Stock Market
TTI	Tetra Technologies, Inc. Common Stock	CommonStock	New York Stock Exchange
TTMI	TTM Technologies Inc COM NPV	CommonStock	NASDAQ Stock Market
TTOP	Listed Funds Trust 21Shares FTSE Crypto 10 Index ETF	ExchangeTradedFund	NYSE Arca
TTRX	Turn Therapeutics Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
TTT	ProShares Trust ProShares UltraPro Short 20+ Year Treasury	ExchangeTradedFund	NYSE Arca
TTWO	Take-Two Interactive Software Inc COM USD.01	CommonStock	NASDAQ Stock Market
TTXD	Direxion Shares ETF Trust Direxion Daily Technology Top 5 Bear 2X ETF	ExchangeTradedFund	NYSE Arca
TTXU	Direxion Shares ETF Trust Direxion Daily Technology Top 5 Bull 2X ETF	ExchangeTradedFund	NYSE Arca
TU	Telus Corporation Common Shares	CommonStock	New York Stock Exchange
TUA	Simplify Exchange Traded Funds Simplify Short Term Treasury Futures Strategy ETF	ExchangeTradedFund	NYSE Arca
TUG	STF Tactical Growth ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
TUGN	STF Tactical Growth & Income ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
TULP	Bloomia Holdings Inc COM USD.01	CommonStock	NASDAQ Stock Market
TUR	iShares MSCI Turkey ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
TURB	Turbo Energy SA ADS	AdrCommon	NASDAQ Stock Market
TURF	T. Rowe Price Natural Resource ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
TUSB	Thrivent ETF Trust Thrivent Ultra Short Bond ETF	ExchangeTradedFund	NYSE Arca
TUSI	Touchstone Ultra Short Income ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
TUSK	Mammoth Energy Services Inc COM USD0.01	CommonStock	NASDAQ Stock Market
TUYA	Tuya Inc. American Depositary Shares, each representing one Class A Ordinary Share	AdrCommon	New York Stock Exchange
TV	Grupo Televisa, S.A.B. Global Depositary Shares (Each representing Five Ordinary Part	AdrCommon	New York Stock Exchange
TVA	Texas Ventures Acquisition III Corp CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
TVACU	Texas Ventures Acquisition III Corp UNIT (1CLA 1/2 WT)	Unit	NASDAQ Stock Market
TVACW	Texas Ventures Acquisition III Corp WT EXP 103131	Warrant	NASDAQ Stock Market
TVAI	Thayer Ventures Acquisition Corp II CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
TVAIR	Thayer Ventures Acquisition Corporation II Rights	Right	NASDAQ Stock Market
TVAIU	Thayer Ventures Acquisition Corp II UNIT(1 CLA 1RT)	Unit	NASDAQ Stock Market
TVAL	T. Rowe Price Exchange-Traded Funds, Inc. T. Rowe Price Value ETF	ExchangeTradedFund	NYSE Arca
TVC	Tennessee Valley Authority Power Bonds 1998 Series D due June 1, 2028	StructuredProduct	New York Stock Exchange
TVE	Tennessee Valley Authority Power Bonds 1999 Series A due May 1, 2029 (Putable Aut	StructuredProduct	New York Stock Exchange
TVGN	Tevogen Bio Holdings Inc CL ORD USD0.0001	CommonStock	NASDAQ Stock Market
TVGNW	Tevogen Bio Holdings Inc WT EXP 021429	Warrant	NASDAQ Stock Market
TVRD	Tvardi Therapeutics Inc COM USD.001	CommonStock	NASDAQ Stock Market
TVTX	Travere Therapeutics Inc COM	CommonStock	NASDAQ Stock Market
TW	Tradeweb Markets Inc COM CL A	CommonStock	NASDAQ Stock Market
TWAV	TaoWeave Inc COM	CommonStock	NASDAQ Stock Market
TWFG	TWFG Inc CL A COM USD0.01	CommonStock	NASDAQ Stock Market
TWG	Top Wealth Group Holding Ltd CL A ORD USD0.009	CommonStock	NASDAQ Stock Market

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
TWI	Titan International, Inc. Common Stock	CommonStock	New York Stock Exchange
TWIN	Twin Disc Inc COM NPV	CommonStock	NASDAQ Stock Market
TWLO	Twilio Inc. Class A Common Stock	CommonStock	New York Stock Exchange
TWLV	Twelve Seas Investment Co III CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
TWLVR	Twelve Seas Investment Company III Rights	Right	NASDAQ Stock Market
TWLVU	Twelve Seas Investment Co III UNIT(1 CLA 1RT)	Unit	NASDAQ Stock Market
TWM	ProShares Trust ProShares UltraShort Russell2000	ExchangeTradedFund	NYSE Arca
TWN	The Taiwan Fund, Inc. Common Stock	Fund	New York Stock Exchange
TWO	Two Harbors Investment Corp. Common Stock	CommonStock	New York Stock Exchange
TWOD	Two Harbors Investment Corp. 9.375% Senior Notes due 2030	StructuredProduct	New York Stock Exchange
TWOX	iShares Large Cap Accelerated Outcome ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
TWOpA	Two Harbors Investment Corp. 8.125% Series A Fixed-to-Floating Rate Cumulative Re	PreferredStock	New York Stock Exchange
TWOpB	Two Harbors Investment Corp. 7.625% Series B Fixed-to-Floating Rate Cumulative Re	PreferredStock	New York Stock Exchange
TWOpC	Two Harbors Investment Corp. 7.25% Series C Fixed-to-Floating Rate Cumulative Rede	PreferredStock	New York Stock Exchange
TWST	Twist Bioscience Corp COM	CommonStock	NASDAQ Stock Market
TX	Ternium S.A. American Depositary Shares, (Each representing ten shares)	AdrCommon	New York Stock Exchange
TXBC	Listed Funds Trust 21Shares FTSE Crypto 10 ex-BTC Index ETF	ExchangeTradedFund	NYSE Arca
TXG	10x Genomics Inc COM CL A USD0.00001	CommonStock	NASDAQ Stock Market
TXMD	TherapeuticsMD Inc COM	CommonStock	NASDAQ Stock Market
TXN	Texas Instruments Inc COM USD1	CommonStock	NASDAQ Stock Market
TXNM	TXNM Energy, Inc. Common Stock	CommonStock	New York Stock Exchange
TXNU	Direxion Shares ETF Trust Direxion Daily TXN Bull 2X ETF	ExchangeTradedFund	NYSE Arca
TXO	TXO Partners, L.P. Common Units Representing Limited Partner Interests	Unit	New York Stock Exchange
TXRH	Texas Roadhouse Inc COM USD.001	CommonStock	NASDAQ Stock Market
TXS	Texas Capital Funds Trust Texas Capital Texas Equity Index ETF	ExchangeTradedFund	NYSE Arca
TXT	Textron Inc. Common Stock	CommonStock	New York Stock Exchange
TXUE	Thornburg International Equity ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
TXUG	Thornburg International Growth Fund ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
TXXD	21Shares 2x Long Dogecoin ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
TXXH	21Shares 2x Long HYPE ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
TXXI	BondBloxx ETF Trust BondBloxx IR+M Tax-Aware Intermediate Duration ETF	ExchangeTradedFund	NYSE Arca
TXXS	21Shares 2x Long Sui ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
TY	Tri-Continental Corporation Common Stock	CommonStock	New York Stock Exchange
TYA	Simplify Intermediate Term Treasury Futures Strategy ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
TYD	Direxion Shares ETF Trust Direxion Daily 7-10 Year Treasury Bull 3X ETF	ExchangeTradedFund	NYSE Arca
TYG	Tortoise Energy Infrastructure Corporation Common Stock	Fund	New York Stock Exchange
TYGO	Tigo Energy Inc COM	CommonStock	NASDAQ Stock Market
TYGr	Tortoise Energy Infrastructure Corporation Rights (expiring June 17, 2026)	Right	New York Stock Exchange
TYL	Tyler Technologies, Inc. Common Stock	CommonStock	New York Stock Exchange
TYLD	Cambria Tactical Yield ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
TYLG	Global X Funds Global X Information Technology Covered Call & Growth ETF	ExchangeTradedFund	NYSE Arca
TYO	Direxion Shares ETF Trust Direxion Daily 7-10 Year Treasury Bear 3X ETF	ExchangeTradedFund	NYSE Arca
TYRA	Tyra Biosciences Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
TYYY	Exchange Listed Funds Trust xETFs TSLA Daily Income ETF	ExchangeTradedFund	NYSE Arca
TYp	Tri-Continental Corporation $2.50 Cumulative Preferred Stock	PreferredStock	New York Stock Exchange
TZA	Direxion Shares ETF Trust Direxion Daily Small Cap Bear 3X ETF	ExchangeTradedFund	NYSE Arca
TZOO	Travelzoo COM USD.01	CommonStock	NASDAQ Stock Market
TpA	AT&T Inc. Depositary Shares, each representing a 1/1,000th interest in a share of 5.0	PreferredStock	New York Stock Exchange
TpC	AT&T Inc. Depositary Shares, each representing a 1/1,000th interest in a share of 4.75	PreferredStock	New York Stock Exchange
U	Unity Software Inc. Common Stock	CommonStock	New York Stock Exchange
UA	Under Armour, Inc. Class C Common Stock, $0.0003 1/3 par value per share	CommonStock	New York Stock Exchange
UAA	Under Armour, Inc. Class A Common Stock	CommonStock	New York Stock Exchange
UAC	United Acquisition Corp. I Class A Ordinary Shares	CommonStock	NYSE American
UAC.U	United Acquisition Corp. I Units, each consisting of one Class A ordinary share and on	Unit	NYSE American
UAC.WS	United Acquisition Corp. I Warrants, each whole warrant exercisable for one Class A c	Warrant	NYSE American

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
UAE	iShares MSCI UAE ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
UAL	United Airlines Holdings Inc COM NEW	CommonStock	NASDAQ Stock Market
UAMY	United States Antimony Corporation Common Stock	CommonStock	New York Stock Exchange
UAN	CVR Partners, LP Common Units representing limited partner interests	CommonStock	New York Stock Exchange
UAPR	Innovator U.S. Equity Ultra Buffer ETF - April ETF	ExchangeTradedFund	CBOE BZX Exchange
UAUG	Innovator U.S. Equity Ultra Buffer ETF - August ETF	ExchangeTradedFund	CBOE BZX Exchange
UAVS	AgEagle Aerial Systems Inc. Common Stock	CommonStock	NYSE American
UBCP	United Bancorp Inc COM USD1	CommonStock	NASDAQ Stock Market
UBER	Uber Technologies, Inc. Common Stock	CommonStock	New York Stock Exchange
UBEW	Roundhill UBER WeeklyPay ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
UBND	VictoryShares Core Plus Bond ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
UBOT	Direxion Shares ETF Trust Direxion Daily Robotics, Artificial Intelligence & Automation	ExchangeTradedFund	NYSE Arca
UBR	ProShares Trust ProShares Ultra MSCI Brazil Capped	ExchangeTradedFund	NYSE Arca
UBRL	GraniteShares 2x Long UBER Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
UBS	UBS Group AG Registered shares	CommonStock	New York Stock Exchange
UBSI	United Bankshares Inc COM NPV	CommonStock	NASDAQ Stock Market
UBT	ProShares Trust ProShares Ultra 20+ Year Treasury	ExchangeTradedFund	NYSE Arca
UBXG	U-BX Technology Ltd CL A ORD USD0.04	CommonStock	NASDAQ Stock Market
UCAR	U Power Ltd CL A ORD	CommonStock	NASDAQ Stock Market
UCB	United Community Banks, Inc. Common Stock	CommonStock	New York Stock Exchange
UCC	ProShares Trust ProShares Ultra Consumer Discretionary	ExchangeTradedFund	NYSE Arca
UCFI	CN Healthy Food Tech Group Corp COM	CommonStock	NASDAQ Stock Market
UCFIW	CN Healthy Food Tech Group Corp WT EXP 093030	Warrant	NASDAQ Stock Market
UCIB	UBS AG ETRACS UBS Bloomberg Constant Maturity Commodity Index (CMCI) Total Re	ExchangeTradedNote	NYSE Arca
UCL	uCloudlink Group Inc ADR	AdrCommon	NASDAQ Stock Market
UCO	ProShares Trust II ProShares Ultra Bloomberg Crude Oil	ExchangeTradedVehicle	NYSE Arca
UCON	First Trust Exchange-Traded Fund VIII First Trust Smith Unconstrained Bond ETF	ExchangeTradedFund	NYSE Arca
UCOP	ProShares Trust ProShares Ultra Copper K-1 Free ETF	ExchangeTradedFund	NYSE Arca
UCRD	VictoryShares Corporate Bond ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
UCTT	Ultra Clean Holdings Inc COM USD.01	CommonStock	NASDAQ Stock Market
UCYB	Proshares Ultra Nasdaq Cybersecurity Etf ETF	ExchangeTradedFund	NASDAQ Stock Market
UDEC	Innovator U.S. Equity Ultra Buffer ETF - December ETF	ExchangeTradedFund	CBOE BZX Exchange
UDI	USCF ETF Trust USCF Dividend Income Fund	ExchangeTradedFund	NYSE Arca
UDIV	Franklin Templeton ETF Trust Franklin U.S. Core Dividend Tilt Index ETF	ExchangeTradedFund	NYSE Arca
UDN	Invesco DB US Dollar Index Trust Invesco DB US Dollar Index Bearish Fund	ExchangeTradedVehicle	NYSE Arca
UDOW	ProShares Trust ProShares UltraPro Dow30	ExchangeTradedFund	NYSE Arca
UDR	UDR Inc. Common Stock	CommonStock	New York Stock Exchange
UE	Urban Edge Properties Common Shares	CommonStock	New York Stock Exchange
UEC	Uranium Energy Corp Common stock	CommonStock	NYSE American
UECG	Leverage Shares 2x Long UEC Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
UEIC	Universal Electronics Inc COM USD.01	CommonStock	NASDAQ Stock Market
UEVM	VictoryShares Emerging Markets Value Momentum ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
UFCS	United Fire Group Inc COM USD.3333	CommonStock	NASDAQ Stock Market
UFEB	Innovator U.S. Equity Ultra Buffer ETF - February ETF	ExchangeTradedFund	CBOE BZX Exchange
UFG	Uni-Fuels Holdings Ltd CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
UFI	Unifi, Inc. Common Stock	CommonStock	New York Stock Exchange
UFIV	US Treasury 5 Year Note ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
UFO	Procure ETF Trust II - Procure Space ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
UFOD	Tuttle Capital UFO Disclosure ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
UFOX	Defiance Connective Technologies ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
UFPI	UFP Industries Inc COM NPV	CommonStock	NASDAQ Stock Market
UFPT	UFP Technologies Inc COM USD.01	CommonStock	NASDAQ Stock Market
UG	United-Guardian Inc. COM USD.1	CommonStock	NASDAQ Stock Market
UGA	United States Gasoline Fund, LP United States Gasoline Fund, LP	ExchangeTradedVehicle	NYSE Arca
UGE	ProShares Trust ProShares Ultra Consumer Staples	ExchangeTradedFund	NYSE Arca

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
UGI	UGI Corporation Common Stock	CommonStock	New York Stock Exchange
UGL	ProShares Trust II ProShares Ultra Gold	ExchangeTradedVehicle	NYSE Arca
UGLD	Direxion Shares ETF Trust Direxion Daily Gold Bull 2X ETF	ExchangeTradedFund	NYSE Arca
UGP	Ultrapar Participacoes S.A. American Depositary Shares (Each representing one Comn	AdrCommon	New York Stock Exchange
UGRO	urban-gro Inc COM	CommonStock	NASDAQ Stock Market
UHAL	U-Haul Holding Company Common Stock	CommonStock	New York Stock Exchange
UHAL.B	U-Haul Holding Company Series N Non-Voting Common Stock	CommonStock	New York Stock Exchange
UHS	Universal Health Services, Inc. Class B Common Stock	CommonStock	New York Stock Exchange
UHT	Universal Health Realty Income Trust Shares of Beneficial Interest	CommonStock	New York Stock Exchange
UI	Ubiquiti Inc. Common Stock	CommonStock	New York Stock Exchange
UIS	Unisys Corporation Common Stock	CommonStock	New York Stock Exchange
UITB	VictoryShares Core Intermediate Bond ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
UIVM	VictoryShares International Value Momentum ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
UJAN	Innovator U.S. Equity Ultra Buffer ETF - January ETF	ExchangeTradedFund	CBOE BZX Exchange
UJB	ProShares Trust ProShares Ultra High Yield	ExchangeTradedFund	NYSE Arca
UJUL	Innovator U.S. Equity Ultra Buffer ETF - July ETF	ExchangeTradedFund	CBOE BZX Exchange
UJUN	Innovator U.S. Equity Ultra Buffer ETF - June ETF	ExchangeTradedFund	CBOE BZX Exchange
UK	Ucommune Group Holdings Ltd CL A ORD USD0.24	CommonStock	NASDAQ Stock Market
UL	Unilever PLC American Depositary Shares (each representing One Ordinary Share)	AdrCommon	New York Stock Exchange
ULBI	Ultralife Corp COM USD.1	CommonStock	NASDAQ Stock Market
ULCC	Frontier Group Holdings Inc COM	CommonStock	NASDAQ Stock Market
ULE	ProShares Trust II ProShares Ultra Euro	ExchangeTradedVehicle	NYSE Arca
ULH	Universal Logistics Holdings Inc COM	CommonStock	NASDAQ Stock Market
ULS	UL Solutions Inc. Class A Common Stock	CommonStock	New York Stock Exchange
ULST	SSGA Active Trust State Street Ultra Short Term Bond ETF	ExchangeTradedFund	NYSE Arca
ULTA	Ulta Beauty Inc COM USD.0158	CommonStock	NASDAQ Stock Market
ULTI	REX IncomeMax Option Strategy ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
ULTY	Tidal Trust II YieldMax Ultra Option Income Strategy ETF	ExchangeTradedFund	NYSE Arca
ULVM	VictoryShares US Value Momentum ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
UMAC	Unusual Machines, Inc. Common Stock	CommonStock	NYSE American
UMAR	Innovator US Equity Ultra Buffer ETF - March ETF	ExchangeTradedFund	CBOE BZX Exchange
UMAY	Innovator U.S. Equity Ultra Buffer ETF - May ETF	ExchangeTradedFund	CBOE BZX Exchange
UMBF	UMB Financial Corp COM USD12.5	CommonStock	NASDAQ Stock Market
UMBFO	UMB Financial Corp 7.750 DEP SR B	PreferredStock	NASDAQ Stock Market
UMC	United Microelectronics Corporation American Depositary Shares (Each representing	AdrCommon	New York Stock Exchange
UMDD	ProShares Trust ProShares UltraPro MidCap400	ExchangeTradedFund	NYSE Arca
UMH	UMH Properties, Inc. Common Stock	CommonStock	New York Stock Exchange
UMHpD	UMH Properties, Inc. 6.375% Series D Cumulative Redeemable Preferred Stock, Liquid	PreferredStock	New York Stock Exchange
UMI	USCF ETF Trust USCF Midstream Energy Income Fund ETF	ExchangeTradedFund	NYSE Arca
UMMA	Wahed Dow Jones Islamic World ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
UNB	Union Bankshares Inc COM USD2.0	CommonStock	NASDAQ Stock Market
UNCY	Unicycive Therapeutics Inc COM USD.001	CommonStock	NASDAQ Stock Market
UNF	UniFirst Corporation Common Stock	CommonStock	New York Stock Exchange
UNFI	United Natural Foods, Inc. Common Stock, $0.01 par value per share	CommonStock	New York Stock Exchange
UNG	United States Natural Gas Fund, LP United States Natural Gas Fund, LP	ExchangeTradedVehicle	NYSE Arca
UNH	UnitedHealth Group Incorporated Common Stock	CommonStock	New York Stock Exchange
UNHG	Leverage Shares 2X Long UNH Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
UNHU	Direxion Shares ETF Trust Direxion Daily UNH Bull 2X ETF	ExchangeTradedFund	NYSE Arca
UNHW	Roundhill UNH WeeklyPay ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
UNIT	Uniti Group Inc COM USD.0001	CommonStock	NASDAQ Stock Market
UNIY	WisdomTree Voya Yield Enhanced USD Universal Bond Fund ETF	ExchangeTradedFund	NASDAQ Stock Market
UNL	United States 12 Month Natural Gas Fund, LP United States 12 Month Natural Gas Fu	ExchangeTradedVehicle	NYSE Arca
UNM	Unum Group Common Stock	CommonStock	New York Stock Exchange
UNMA	Unum Group 6.250% Junior Subordinated Notes due 2058	StructuredProduct	New York Stock Exchange
UNOV	Innovator U.S. Equity Ultra Buffer ETF - November ETF	ExchangeTradedFund	CBOE BZX Exchange

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
UNP	Union Pacific Corporation Common Stock	CommonStock	New York Stock Exchange
UNTY	Unity Bancorp Inc COM NPV	CommonStock	NASDAQ Stock Market
UNX	Tradr 2X Long U Daily ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
UOCT	Innovator U.S. Equity Ultra Buffer ETF - October ETF	ExchangeTradedFund	CBOE BZX Exchange
UONE	Urban One Inc CL A COM USD.001	CommonStock	NASDAQ Stock Market
UONEK	Urban One Inc CL D NON VTG	CommonStock	NASDAQ Stock Market
UP	Wheels Up Experience Inc. Class A Common Stock	CommonStock	New York Stock Exchange
UPAL	ProShares Trust ProShares Ultra Palladium K-1 Free ETF	ExchangeTradedFund	NYSE Arca
UPAR	Tidal Trust I UPAR Ultra Risk Parity ETF	ExchangeTradedFund	NYSE Arca
UPB	Upstream Bio Inc COM USD$0.001	CommonStock	NASDAQ Stock Market
UPBD	Upbound Group Inc COM USD.01	CommonStock	NASDAQ Stock Market
UPC	Universe Pharmaceuticals Inc CL A ORD USD0.00001	CommonStock	NASDAQ Stock Market
UPGD	Invesco Exchange-Traded Fund Trust Invesco Bloomberg Analyst Rating Improvers ET	ExchangeTradedFund	NYSE Arca
UPGR	Xtrackers US Green Infrastructure Select Equity ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
UPLD	Upland Software Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
UPLT	ProShares Trust ProShares Ultra Platinum K-1 Free ETF	ExchangeTradedFund	NYSE Arca
UPRO	ProShares Trust ProShares UltraPro S&P500	ExchangeTradedFund	NYSE Arca
UPS	United Parcel Service, Inc. Class B Common Stock	CommonStock	New York Stock Exchange
UPSD	Aptus Large Cap Upside ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
UPSG	Leverage Shares 2X Long UPS Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
UPST	Upstart Holdings Inc COM USD.0001	CommonStock	NASDAQ Stock Market
UPSX	Tradr 2X Long UPST Daily ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
UPV	ProShares Trust ProShares Ultra FTSE Europe	ExchangeTradedFund	NYSE Arca
UPW	ProShares Trust ProShares Ultra Utilities	ExchangeTradedFund	NYSE Arca
UPWK	Upwork Inc COM	CommonStock	NASDAQ Stock Market
UPXI	Upexi Inc COM	CommonStock	NASDAQ Stock Market
URA	Global X Funds Global X Uranium ETF	ExchangeTradedFund	NYSE Arca
URAA	Direxion Shares ETF Trust Direxion Daily Uranium Industry Bull 2X ETF	ExchangeTradedFund	NYSE Arca
URAN	Themes Uranium & Nuclear ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
URBN	Urban Outfitters Inc COM USD.0001	CommonStock	NASDAQ Stock Market
URE	ProShares Trust ProShares Ultra Real Estate	ExchangeTradedFund	NYSE Arca
URG	Ur-Energy Inc Common Shares	CommonStock	NYSE American
URGN	UroGen Pharma Ltd COM USD0.01	CommonStock	NASDAQ Stock Market
URI	United Rentals, Inc. Common Stock	CommonStock	New York Stock Exchange
URNJ	Sprott Junior Uranium Miners ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
URNM	Sprott Funds Trust Sprott Uranium Miners ETF	ExchangeTradedFund	NYSE Arca
UROY	Uranium Royalty Corp COM	CommonStock	NASDAQ Stock Market
URSP	ProShares Trust ProShares Ultra S&P 500 Equal Weight	ExchangeTradedFund	NYSE Arca
URTH	iShares Inc. iShares MSCI World ETF	ExchangeTradedFund	NYSE Arca
URTY	ProShares Trust ProShares UltraPro Russell2000	ExchangeTradedFund	NYSE Arca
USA	Liberty All-Star Equity Fund Shares of Beneficial Interest	Fund	New York Stock Exchange
USAC	USA Compression Partners, LP Common units representing limited partner interests	CommonStock	New York Stock Exchange
USAF	Atlas America Fund ETF	Unknown	NASDAQ Stock Market
USAI	Pacer Funds Trust Pacer American Energy Infrastructure ETF	ExchangeTradedFund	NYSE Arca
USAR	USA Rare Earth Inc CL A COM NPV	CommonStock	NASDAQ Stock Market
USAS	Americas Gold and Silver Corporation Common Shares	CommonStock	NYSE American
USAU	U.S. Gold Corp COM USD1	CommonStock	NASDAQ Stock Market
USAX	Tradr 2X Long USAR Daily ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
USB	U.S. Bancorp Common Stock	CommonStock	New York Stock Exchange
USBC	USBC, Inc. Common Stock	CommonStock	NYSE American
USBpA	U.S. Bancorp Depositary Shares (each representing a 1/100th interest in a share of Se	PreferredStock	New York Stock Exchange
USBpH	U.S. Bancorp Depositary Shares (Each representing 1/1,000 Interest in a share of Seri	PreferredStock	New York Stock Exchange
USBpP	U.S. Bancorp Depositary shares, each representing a 1/1000th interest in a share of S	PreferredStock	New York Stock Exchange
USBpQ	U.S. Bancorp Depositary Shares, Each Representing a 1/1,000th Interest in a Share of	PreferredStock	New York Stock Exchange
USBpR	U.S. Bancorp Depositary Shares, Each Representing a 1/1,000th Interest in a Share of	PreferredStock	New York Stock Exchange

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
USBpS	U.S. Bancorp Depositary Shares, each representing a 1/1,000th interest in a share of $	PreferredStock	New York Stock Exchange
USCA	DBX ETF Trust Xtrackers MSCI USA Climate Action Equity ETF	ExchangeTradedFund	NYSE Arca
USCB	USCB Financial Holdings Inc COM CL A	CommonStock	NASDAQ Stock Market
USCI	United States Commodity Index Funds Trust United States Commodity Index Fund	ExchangeTradedVehicle	NYSE Arca
USCL	iShares Climate Conscious & Transition MSCI USA ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
USD	ProShares Trust ProShares Ultra Semiconductors	ExchangeTradedFund	NYSE Arca
USDU	WisdomTree Trust WisdomTree Bloomberg U.S. Dollar Bullish Fund	ExchangeTradedFund	NYSE Arca
USDX	SGI Enhanced Core ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
USE	USCF ETF Trust USCF Energy Commodity Strategy Absolute Return Fund	ExchangeTradedFund	NYSE Arca
USEA	United Maritime Corp COM USD0.0001	CommonStock	NASDAQ Stock Market
USEG	US Energy Corp COM USD.01	CommonStock	NASDAQ Stock Market
USEP	Innovator U.S. Equity Ultra Buffer ETF - September ETF	ExchangeTradedFund	CBOE BZX Exchange
USEW	Cambria US EW ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
USFD	US Foods Holding Corp. Common Stock	CommonStock	New York Stock Exchange
USFE	First Eagle ETF Trust First Eagle US Equity	ExchangeTradedFund	NYSE Arca
USFI	BrandywineGLOBAL - U.S. Fixed Income ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
USFR	WisdomTree Trust WisdomTree Floating Rate Treasury Fund	ExchangeTradedFund	NYSE Arca
USG	USCF ETF Trust USCF Gold Strategy Plus Income Fund	ExchangeTradedFund	NYSE Arca
USGG	Leverage Shares 2X Long USAR Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
USGO	US GoldMining Inc COM	CommonStock	NASDAQ Stock Market
USHY	iShares Broad USD High Yield Corporate Bond ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
USIG	iShares Broad USD Investment Grade Corporate Bond ETF CREDIT BOND	ExchangeTradedFund	NASDAQ Stock Market
USIN	WisdomTree 7-10 Year Laddered Treasury Fund ETF	ExchangeTradedFund	NASDAQ Stock Market
USIO	Usio Inc COM USD.001	CommonStock	NASDAQ Stock Market
USL	United States 12 Month Oil Fund, LP United States 12 Month Oil Fund, LP	ExchangeTradedVehicle	NYSE Arca
USLM	United States Lime & Minerals Inc COM USD.1	CommonStock	NASDAQ Stock Market
USLN	iShares Broad USD Floating Rate Loan ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
USLV	Direxion Shares ETF Trust Direxion Daily Silver Bull 2X ETF	ExchangeTradedFund	NYSE Arca
USMC	Principal U.S. Mega-Cap ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
USMD	Tidal Trust II CoreValues America First Technology ETF	ExchangeTradedFund	NYSE Arca
USMF	WisdomTree US Multifactor Fund ETF	ExchangeTradedFund	CBOE BZX Exchange
USML	UBS AG ETRACS 2x Leveraged MSCI US Minimum Volatility Factor TR ETN	ExchangeTradedNote	NYSE Arca
USMV	iShares MSCI USA Min Vol Factor ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
USNA	USANA Health Sciences, Inc. Common Stock	CommonStock	New York Stock Exchange
USNG	Amplify ETF Trust Amplify Samsung U.S. Natural Gas Infrastructure ETF	ExchangeTradedFund	NYSE Arca
USNZ	DBX ETF Trust Xtrackers Net Zero Pathway Paris Aligned US Equity ETF	ExchangeTradedFund	NYSE Arca
USO	United States Oil Fund, LP Shares of United States Oil Fund, LP	ExchangeTradedVehicle	NYSE Arca
USOI	UBS AG ETRACS Crude Oil Shares Covered Call ETNs due April 24 2037 ETN	ExchangeTradedFund	NASDAQ Stock Market
USOY	Defiance Oil Enhanced Options Income ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
USPH	U.S. Physical Therapy, Inc Common Stock	CommonStock	New York Stock Exchange
USPX	Franklin Templeton ETF Trust Franklin U.S. Equity Index ETF	ExchangeTradedFund	NYSE Arca
USRD	Themes US R&D Champions ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
USRT	iShares Trust iShares Core U.S. REIT ETF	ExchangeTradedFund	NYSE Arca
USSE	Segall Bryant & Hamill Trust Segall Bryant & Hamill Select Equity ETF	ExchangeTradedFund	NYSE Arca
USSG	DBX ETF Trust Xtrackers MSCI USA Selection Equity ETF	ExchangeTradedFund	NYSE Arca
USSH	WisdomTree 1-3 Year Laddered Treasury Fund ETF	ExchangeTradedFund	NASDAQ Stock Market
UST	ProShares Trust ProShares Ultra 7-10 Year Treasury	ExchangeTradedFund	NYSE Arca
USTB	VictoryShares Short-Term Bond ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
USVM	VictoryShares US Small Mid Cap Value Momentum ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
USVN	US Treasury 7 Year Note ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
USX	Corgi Total U.S. Market 2x Daily ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
USXF	iShares ESG Advanced MSCI USA ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
UTEN	US Treasury 10 Year Note ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
UTES	ETFis Series Trust I Virtus Reaves Utilities ETF	ExchangeTradedFund	NYSE Arca
UTF	Cohen & Steers Infrastructure Fund, Inc. Common Shares	Fund	New York Stock Exchange

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
UTG	Reaves Utility Income Fund Common Shares of Beneficial Interest	Fund	NYSE American
UTHR	United Therapeutics Corp COM USD.01	CommonStock	NASDAQ Stock Market
UTHY	US Treasury 30 Year Bond ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
UTI	Universal Technical Institute, Inc. Common Stock	CommonStock	New York Stock Exchange
UTL	Unitil Corporation Common Stock	CommonStock	New York Stock Exchange
UTMD	Utah Medical Products Inc COM USD.01	CommonStock	NASDAQ Stock Market
UTRE	US Treasury 3 Year Note ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
UTSI	UTStarcom Holdings Corp COM USD.00125	CommonStock	NASDAQ Stock Market
UTSL	Direxion Shares ETF Trust Direxion Daily Utilities Bull 3X ETF	ExchangeTradedFund	NYSE Arca
UTWO	US Treasury 2 Year Note ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
UTWY	US Treasury 20 Year Bond ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
UTZ	Utz Brands, Inc. Class A Common Stock	CommonStock	New York Stock Exchange
UUP	Invesco DB US Dollar Index Trust Invesco DB US Dollar Index Bullish Fund	ExchangeTradedVehicle	NYSE Arca
UUPP	Principal CLO ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
UUU	Universal Safety Products, Inc. Common Stock	CommonStock	NYSE American
UUUG	Leverage Shares 2X Long UUUU Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
UUUU	Energy Fuels Inc. Common Shares	CommonStock	NYSE American
UVE	Universal Insurance Holdings, Inc. Common Stock, $.01 Par Value	CommonStock	New York Stock Exchange
UVIX	2x Long Vix Futures ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
UVSP	Univest Financial Corp COM USD5.0	CommonStock	NASDAQ Stock Market
UVV	Universal Corporation Common Stock	CommonStock	New York Stock Exchange
UVXY	ProShares Ultra VIX Short-Term Futures ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
UWM	ProShares Trust ProShares Ultra Russell 2000	ExchangeTradedFund	NYSE Arca
UWMC	UWM Holdings Corporation Class A Common Stock	CommonStock	New York Stock Exchange
UX	Roundhill Uranium ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
UXAP	FT Vest U.S. Equity Uncapped Accelerator ETF - April ETF	ExchangeTradedFund	CBOE BZX Exchange
UXI	ProShares Trust ProShares Ultra Industrials	ExchangeTradedFund	NYSE Arca
UXIN	Uxin Limited ADR	AdrCommon	NASDAQ Stock Market
UXJA	FT Vest U.S. Equity Uncapped Accelerator ETF - January ETF	ExchangeTradedFund	CBOE BZX Exchange
UXJL	FT Vest U.S. Equity Uncapped Accelerator ETF - July ETF	ExchangeTradedFund	CBOE BZX Exchange
UXOC	FT Vest U.S. Equity Uncapped Accelerator ETF - October ETF	ExchangeTradedFund	CBOE BZX Exchange
UXRP	ProShares Trust ProShares Ultra XRP ETF	ExchangeTradedFund	NYSE Arca
UYG	ProShares Trust ProShares Ultra Financials	ExchangeTradedFund	NYSE Arca
UYLD	Angel Oak UltraShort Income ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
UYM	ProShares Trust ProShares Ultra Materials	ExchangeTradedFund	NYSE Arca
UYSC	UY Scuti Acquisition Corp ORD USD0.0001	CommonStock	NASDAQ Stock Market
UYSCR	UY Scuti Acquisition Corp. Rights	Right	NASDAQ Stock Market
UYSCU	UY Scuti Acquisition Corp UNIT(1 ORD 1RT)	Unit	NASDAQ Stock Market
UZD	Array Digital Infrastructure, Inc. 6.250% Senior Notes due 2069	StructuredProduct	New York Stock Exchange
UZE	Array Digital Infrastructure, Inc. 5.500% Senior Notes due 2070	StructuredProduct	New York Stock Exchange
UZF	Array Digital Infrastructure, Inc. 5.500% Senior Notes due 2070	StructuredProduct	New York Stock Exchange
UZX	Linkage Global Inc CL A ORD USD0.0025	CommonStock	NASDAQ Stock Market
V	Visa Inc. Class A Common Stock	CommonStock	New York Stock Exchange
VABK	Virginia National Bankshares Corp COM USD2.5	CommonStock	NASDAQ Stock Market
VABS	Virtus ETF Trust II Virtus Newfleet ABS/MBS ETF	ExchangeTradedFund	NYSE Arca
VAC	Marriott Vacations Worldwide Corporation Common Stock par value $0.01 per share	CommonStock	New York Stock Exchange
VACH	Voyager Acquisition Corp CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
VACHU	Voyager Acquisition Corp UNIT (1CLA 1/2 WT)	Unit	NASDAQ Stock Market
VACHW	Voyager Acquisition Corp WT EXP 5/16/31	Warrant	NASDAQ Stock Market
VACI	Viking Acquisition Corp. I Class A Ordinary Shares	CommonStock	New York Stock Exchange
VACI.U	Viking Acquisition Corp. I Units, each consisting of one Class A ordinary share and one	Unit	New York Stock Exchange
VACI.WS	Viking Acquisition Corp. I Warrants to purchase one Class A Ordinary Share	Warrant	New York Stock Exchange
VAIE	VegaShares ETF Trust VegaShares US Equity Autocallable Income ETF	ExchangeTradedFund	NYSE Arca
VAL	Valaris Limited Common shares	CommonStock	New York Stock Exchange
VAL.WS	Valaris Limited Warrants	Warrant	New York Stock Exchange

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
VALE	Vale S.A. American Depositary Shares (Each representing one Common Share)	AdrCommon	New York Stock Exchange
VALG	Leverage Shares 2X Long VALE Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
VALN	Valneva SE ADS	AdrCommon	NASDAQ Stock Market
VALQ	American Century ETF Trust American Century U.S. Quality Value ETF	ExchangeTradedFund	NYSE Arca
VALU	Value Line Inc COM USD.1	CommonStock	NASDAQ Stock Market
VAMO	Cambria Value and Momentum ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
VANI	Vivani Medical Inc COM NPV	CommonStock	NASDAQ Stock Market
VATE	INNOVATE Corp. Common Stock	CommonStock	New York Stock Exchange
VAVX	VanEck Avalanche ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
VAW	Vanguard World Funds Vanguard Materials ETF	ExchangeTradedFund	NYSE Arca
VB	Vanguard Index Funds Vanguard Small-Cap ETF	ExchangeTradedFund	NYSE Arca
VBCA	Vanguard Target Maturity 2027 Corporate Bond ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
VBCB	Vanguard Target Maturity 2028 Corporate Bond ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
VBCC	Vanguard Target Maturity 2029 Corporate Bond ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
VBCD	Vanguard Target Maturity 2030 Corporate Bond ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
VBCE	Vanguard Target Maturity 2031 Corporate Bond ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
VBCF	Vanguard Target Maturity 2032 Corporate Bond ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
VBCG	Vanguard Target Maturity 2033 Corporate Bond ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
VBCH	Vanguard Target Maturity 2034 Corporate Bond ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
VBCI	Vanguard Target Maturity 2035 Corporate Bond ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
VBCJ	Vanguard Target Maturity 2036 Corporate Bond ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
VBF	Invesco Bond Fund Common Stock	Fund	New York Stock Exchange
VBIL	Vanguard 0-3 Month Treasury Bill ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
VBIO	Valion Bio Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
VBK	Vanguard Index Funds Vanguard Small-Cap Growth ETF	ExchangeTradedFund	NYSE Arca
VBNB	VanEck BNB ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
VBND	ETF Series Solutions Vident U.S. Bond Strategy ETF	ExchangeTradedFund	NYSE Arca
VBNK	VersaBank COM NPV	CommonStock	NASDAQ Stock Market
VBR	Vanguard Index Funds Vanguard Small-Cap Value ETF	ExchangeTradedFund	NYSE Arca
VBX	Corgi U.S. Small-Cap 2x Daily ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
VC	Visteon Corp. COM NEW	CommonStock	NASDAQ Stock Market
VCEB	Vanguard ESG U.S. Corporate Bond ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
VCEL	Vericel Corp COM NPV	CommonStock	NASDAQ Stock Market
VCHY	Vanguard U.S. High-Yield Corporate Bond Index ETF	ExchangeTradedFund	CBOE BZX Exchange
VCIG	VCI Global LTD ORD SHS	CommonStock	NASDAQ Stock Market
VCIT	Vanguard Intermediate-Term Corporate Bond ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
VCLN	Virtus ETF Trust II Virtus Duff & Phelps Clean Energy ETF	ExchangeTradedFund	NYSE Arca
VCLT	Vanguard Long-Term Corporate Bond ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
VCOB	Tidal Trust IV Voya Core Bond ETF	ExchangeTradedFund	NYSE Arca
VCR	Vanguard World Funds Vanguard Consumer Discretionary ETF	ExchangeTradedFund	NYSE Arca
VCRB	Vanguard Core Bond ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
VCRM	Vanguard Core Tax-Exempt Bond ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
VCSH	Vanguard Short-Term Corporate Bond ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
VCTR	Victory Capital Holdings Inc COM	CommonStock	NASDAQ Stock Market
VCV	Invesco California Value Municipal Income Trust Common Shares of Beneficial Interes	Fund	New York Stock Exchange
VCX	Fundrise Innovation Fund, LLC Common Shares of Limited Liability Company Interests	CommonStock	New York Stock Exchange
VCYT	Veracyte Inc COM USD.001	CommonStock	NASDAQ Stock Market
VDC	Vanguard World Funds Vanguard Consumer Staples ETF	ExchangeTradedFund	NYSE Arca
VDE	Vanguard World Funds Vanguard Energy ETF	ExchangeTradedFund	NYSE Arca
VDG	Vanguard Developed Markets ex-US Growth Index ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
VDI	Virtus ETF Trust II Virtus International Dividend ETF	ExchangeTradedFund	NYSE Arca
VDIG	Vanguard Wellington Dividend Growth Active ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
VDV	Vanguard Developed Markets ex-US Value Index ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
VEA	Vanguard Tax-Managed Funds Vanguard FTSE Developed Markets ETF	ExchangeTradedFund	NYSE Arca
VECA	Vernal Capital Acquisition Corp. Ordinary Shares	CommonStock	New York Stock Exchange

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
VECA.U	Vernal Capital Acquisition Corp. Units, each consisting of one Ordinary Share and one	Unit	New York Stock Exchange
VECAr	Vernal Capital Acquisition Corp. Rights, each right entitling the holder to receive one-	Right	New York Stock Exchange
VECO	Veeco Instruments Inc COM USD.01	CommonStock	NASDAQ Stock Market
VEEA	Veea Inc COM CL A	CommonStock	NASDAQ Stock Market
VEEAW	Veea Inc WRRT	Warrant	NASDAQ Stock Market
VEEE	Twin Vee PowerCats Co COM	CommonStock	NASDAQ Stock Market
VEEV	Veeva Systems Inc. Class A common stock, par value $0.00001 per share	CommonStock	New York Stock Exchange
VEFA	VanEck MSCI EAFE Analyst Sentiment ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
VEGA	AdvisorShares Trust AdvisorShares STAR Global Buy-Write ETF	ExchangeTradedFund	NYSE Arca
VEGI	iShares Inc. iShares MSCI Agriculture Producers ETF	ExchangeTradedFund	NYSE Arca
VEGN	US Vegan Climate ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
VEL	Velocity Financial, Inc. Common Stock	CommonStock	New York Stock Exchange
VELO	Velo3D Inc COM	CommonStock	NASDAQ Stock Market
VEM	Virtus ETF Trust II Virtus Emerging Markets Dividend ETF	ExchangeTradedFund	NYSE Arca
VEMY	Virtus ETF Trust II Virtus Stone Harbor Emerging Markets High Yield Bond ETF	ExchangeTradedFund	NYSE Arca
VENU	Venu Holding Corporation Common Stock, par value $0.001 per share	CommonStock	NYSE American
VEON	VEON Ltd ADR	AdrCommon	NASDAQ Stock Market
VERA	Vera Therapeutics Inc COM USD.001	CommonStock	NASDAQ Stock Market
VERI	Veritone Inc COM USD0.001	CommonStock	NASDAQ Stock Market
VERS	ProShares Trust ProShares Metaverse ETF	ExchangeTradedFund	NYSE Arca
VERU	Veru Inc COM USD.01	CommonStock	NASDAQ Stock Market
VERX	Vertex Inc COM CL A USD0.001	CommonStock	NASDAQ Stock Market
VET	Vermilion Energy Common Shares, no par value (together with associated common sl	CommonStock	New York Stock Exchange
VETZ	Tidal Trust I Academy Veteran Bond ETF	ExchangeTradedFund	NYSE Arca
VEU	Vanguard International Equity Index Funds Vanguard FTSE All-World ex-US ETF	ExchangeTradedFund	NYSE Arca
VEXC	Vanguard World Funds Vanguard Emerging Markets Ex-China ETF	ExchangeTradedFund	NYSE Arca
VFC	VF Corporation Common Stock	CommonStock	New York Stock Exchange
VFF	Village Farms International Inc COM	CommonStock	NASDAQ Stock Market
VFH	Vanguard World Funds Vanguard Financials ETF	ExchangeTradedFund	NYSE Arca
VFL	abrdn National Municipal Income Fund Common Shares of Beneficial Interest	Fund	NYSE American
VFLO	VictoryShares Free Cash Flow ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
VFMF	Vanguard U.S. Multifactor ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
VFMO	Vanguard U.S. Momentum Factor ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
VFMV	Vanguard U.S. Minimum Volatility ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
VFQY	Vanguard U.S. Quality Factor ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
VFS	VinFast Auto Ltd ORD CL A	CommonStock	NASDAQ Stock Market
VFSWW	VinFast Auto Ltd WRRTS	Warrant	NASDAQ Stock Market
VFVA	Vanguard U.S. Value Factor ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
VG	Venture Global, Inc. Class A Common Stock	CommonStock	New York Stock Exchange
VGAS	Verde Clean Fuels Inc CL A COM	CommonStock	NASDAQ Stock Market
VGASW	Verde Clean Fuels Inc WT EXP 020426	Warrant	NASDAQ Stock Market
VGHY	Vanguard High-Yield Active ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
VGI	Virtus Global Multi-Sector Income Fund Common Shares of Beneficial Interest	Fund	New York Stock Exchange
VGIT	Vanguard Intermediate-Term Treasury ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
VGK	Vanguard International Equity Index Funds Vanguard FTSE Europe ETF	ExchangeTradedFund	NYSE Arca
VGLT	Vanguard Long-Term Treasury ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
VGM	Invesco Trust for Investment Grade Municipals Common Shares of Beneficial Interest	Fund	New York Stock Exchange
VGMS	Vanguard Multi-Sector Income Bond ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
VGNT	Versigent PLC Ordinary Shares	CommonStock	New York Stock Exchange
VGRO	Virtus ETF Trust II Virtus Silvant Growth Opportunities ETF	ExchangeTradedFund	NYSE Arca
VGSH	Vanguard Short Term Government Bond ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
VGSR	Vert Global Sustainable Real Estate ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
VGT	Vanguard World Funds Vanguard Information Technology ETF	ExchangeTradedFund	NYSE Arca
VGUS	Vanguard Ultra-Short Treasury ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
VGVT	Vanguard Malvern Funds Vanguard Government Securities Active ETF	ExchangeTradedFund	NYSE Arca

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
VGZ	Vista Gold Corp. Common Stock	CommonStock	NYSE American
VHC	VirnetX Holding Corp COM USD.001	CommonStock	NASDAQ Stock Market
VHCP	Vine Hill Capital Investment Corp II CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
VHCPU	Vine Hill Capital Investment Corp II UNIT (1CLA 1/3 WT)	Unit	NASDAQ Stock Market
VHCPW	Vine Hill Capital Investment Corp II WT EXP	Warrant	NASDAQ Stock Market
VHI	Valhi, Inc. Common Stock	CommonStock	New York Stock Exchange
VHT	Vanguard World Funds Vanguard Health Care ETF	ExchangeTradedFund	NYSE Arca
VHUB	VenHub Global Inc COM USD0.001	CommonStock	NASDAQ Stock Market
VIA	Via Transportation, Inc. Class A Common Stock	CommonStock	New York Stock Exchange
VIASP	Via Renewables, Inc. 8.75% Series A Fixed-to-Floating Rate Cumulative Redeemable P	PreferredStock	NASDAQ Stock Market
VIAV	Viavi Solutions Inc COM USD.001	CommonStock	NASDAQ Stock Market
VICE	AdvisorShares Trust AdvisorShares Vice ETF	ExchangeTradedFund	NYSE Arca
VICI	VICI Properties Inc. Common Stock, $0.01 par value	CommonStock	New York Stock Exchange
VICR	Vicor Corp COM USD.01	CommonStock	NASDAQ Stock Market
VIDA	VIDA Global Inc. Class A Common Stock	CommonStock	NYSE American
VIDI	ETF Series Solutions Vident International Equity Strategy ETF	ExchangeTradedFund	NYSE Arca
VIG	Vanguard Specialized Funds Vanguard Dividend Appreciation ETF	ExchangeTradedFund	NYSE Arca
VIGI	Vanguard International Dividend Appreciation ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
VIK	Viking Holdings Ltd Ordinary Shares	CommonStock	New York Stock Exchange
VINP	Vinci Compass Investments Ltd COM	CommonStock	NASDAQ Stock Market
VIOG	Vanguard Admiral Funds Vanguard S&P Small-Cap 600 Growth ETF	ExchangeTradedFund	NYSE Arca
VIOO	Vanguard Admiral Funds Vanguard S&P Small-Cap 600 ETF	ExchangeTradedFund	NYSE Arca
VIOT	Viomi Technology Co Ltd SPON ADS	AdrCommon	NASDAQ Stock Market
VIOV	Vanguard Admiral Funds Vanguard S&P Small-Cap 600 Value ETF	ExchangeTradedFund	NYSE Arca
VIPS	Vipshop Holdings Limited American Depositary Shares, each representing 0.20 of an o	AdrCommon	New York Stock Exchange
VIR	Vir Biotechnology Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
VIRC	Virco Mfg. Corp COM USD.5	CommonStock	NASDAQ Stock Market
VIRT	Virtu Financial, Inc. Class A Common Stock	CommonStock	New York Stock Exchange
VIS	Vanguard World Funds Vanguard Industrials ETF	ExchangeTradedFund	NYSE Arca
VISN	Vistance Networks Inc COM USD.01	CommonStock	NASDAQ Stock Market
VIST	Vista Energy S.A.B. de C.V. American Depositary Shares, each representing one series	AdrCommon	New York Stock Exchange
VITL	Vital Farms Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
VIV	Telefonica Brasil, S.A. American Depositary Shares (each representing two (2) Commo	AdrCommon	New York Stock Exchange
VIVK	Vivakor Inc COM ACRED INVS	CommonStock	NASDAQ Stock Market
VIVO	VivoPower PLC ORD USD0.12	CommonStock	NASDAQ Stock Market
VIVS	VivoSim Labs Inc COM	CommonStock	NASDAQ Stock Market
VIXM	ProShares VIX Mid-Term Futures ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
VIXY	ProShares VIX Short-Term Futures ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
VKI	Invesco Advantage Municipal Income Trust II Common Shares of Beneficial Interest	Fund	NYSE American
VKQ	Invesco Municipal Trust Common Shares of Beneficial Interest	Fund	New York Stock Exchange
VKTX	Viking Therapeutics Inc COM USD.00001	CommonStock	NASDAQ Stock Market
VLGEA	Village Super Market Inc CL A COM NPV	CommonStock	NASDAQ Stock Market
VLLU	Harbor ETF Trust Harbor AlphaEdge Large Cap Value ETF	ExchangeTradedFund	NYSE Arca
VLN	Valens Semiconductor Ltd. Ordinary shares	CommonStock	New York Stock Exchange
VLN.WS	Valens Semiconductor Ltd. Warrants, each warrant to purchase one-half of one Ordin	Warrant	New York Stock Exchange
VLO	Valero Energy Corporation Common Stock	CommonStock	New York Stock Exchange
VLRS	Controladora Vuela Compañia de Aviación, S.A. de C.V. American Depositary Shares, e	AdrCommon	New York Stock Exchange
VLT	Invesco High Income Trust II Common Shares of Beneficial Interest	Fund	New York Stock Exchange
VLTO	Veralto Corporation Common Stock	CommonStock	New York Stock Exchange
VLU	SPDR Series Trust State Street SPDR S&P 1500 Value Tilt ETF	ExchangeTradedFund	NYSE Arca
VLUE	iShares MSCI USA Value Factor ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
VLY	Valley National Bancorp COM USD2.5	CommonStock	NASDAQ Stock Market
VLYPN	Valley National Bancorp 8.250 PFD SER C	PreferredStock	NASDAQ Stock Market
VLYPO	Valley National Bancorp PFD SER B	PreferredStock	NASDAQ Stock Market
VLYPP	Valley National Bancorp PERP PFD SER A	PreferredStock	NASDAQ Stock Market

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
VMAR	Vision Marine Technologies Inc COM	CommonStock	NASDAQ Stock Market
VMAX	Hartford US Value ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
VMBS	Vanguard Mortgage-Backed Securities ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
VMC	Vulcan Materials Company Common Stock, $1 Par Value	CommonStock	New York Stock Exchange
VMD	Viemed Healthcare Inc COM	CommonStock	NASDAQ Stock Market
VMET	Versamet Royalties Corp COM	CommonStock	NASDAQ Stock Market
VMI	Valmont Industries, Inc. Common Stock	CommonStock	New York Stock Exchange
VMO	Invesco Municipal Opportunity Trust Common Shares of Beneficial Interest	Fund	New York Stock Exchange
VMSB	Tidal Trust IV Voya Multi-Sector Income ETF	ExchangeTradedFund	NYSE Arca
VNAM	Global X Funds Global X MSCI Vietnam ETF	ExchangeTradedFund	NYSE Arca
VNCE	Vince Holding Corp COM USD.01	CommonStock	NASDAQ Stock Market
VNDA	Vanda Pharmaceuticals Inc COM USD.01	CommonStock	NASDAQ Stock Market
VNET	VNET Group Inc ADR	AdrCommon	NASDAQ Stock Market
VNIE	The Advisors' Inner Circle Fund II Vontobel International Equity Active ETF	ExchangeTradedFund	NYSE Arca
VNLA	Janus Detroit Street Trust Janus Henderson Short Duration Income ETF	ExchangeTradedFund	NYSE Arca
VNM	VanEck Vietnam ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
VNME	Vendome Acquisition Corp I CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
VNMEU	Vendome Acquisition Corp I UNIT (1CLA 1/2 WT)	Unit	NASDAQ Stock Market
VNMEW	Vendome Acquisition Corp I WT EXP 070327	Warrant	NASDAQ Stock Market
VNO	Vornado Realty Trust Common Shares of Beneficial Interest	CommonStock	New York Stock Exchange
VNOM	Viper Energy Inc CL A COM USD0.000001	CommonStock	NASDAQ Stock Market
VNOpL	Vornado Realty Trust 5.40% Series L Cumulative Redeemable Preferred Shares	PreferredStock	New York Stock Exchange
VNOpM	Vornado Realty Trust 5.25% Series M Cumulative Redeemable Preferred Shares of Be	PreferredStock	New York Stock Exchange
VNOpN	Vornado Realty Trust 5.25% Series N Cumulative Redeemable Preferred Shares of Ber	PreferredStock	New York Stock Exchange
VNOpO	Vornado Realty Trust 4.45% Series O Cumulative Redeemable Preferred Shares, Liqui	PreferredStock	New York Stock Exchange
VNQ	Vanguard Specialized Funds Vanguard Real Estate ETF	ExchangeTradedFund	NYSE Arca
VNQI	Vanguard Global ex-U.S. Real Estate ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
VNRX	VolitionRx Limited Common Stock	CommonStock	NYSE American
VNSE	Natixis ETF Trust II Natixis Vaughan Nelson Select ETF	ExchangeTradedFund	NYSE Arca
VNT	Vontier Corporation Common Stock	CommonStock	New York Stock Exchange
VNTG	Vantage Corp Class A Ordinary Shares	CommonStock	NYSE American
VO	Vanguard Index Funds Vanguard Mid-Cap ETF	ExchangeTradedFund	NYSE Arca
VOC	VOC Energy Trust Common Stock	CommonStock	New York Stock Exchange
VOD	Vodafone Group Public Limited Company SPON ADR	AdrCommon	NASDAQ Stock Market
VOE	Vanguard Index Funds Vanguard Mid-Cap Value ETF	ExchangeTradedFund	NYSE Arca
VOLT	Tema Electrification ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
VONE	Vanguard Russell 1000 ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
VONG	Vanguard Russell 1000 Growth ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
VONV	Vanguard Russell 1000 Value ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
VOO	Vanguard Index Funds Vanguard S&P 500 ETF	ExchangeTradedFund	NYSE Arca
VOOG	Vanguard Admiral Funds Vanguard S&P 500 Growth ETF	ExchangeTradedFund	NYSE Arca
VOOV	Vanguard Admiral Funds Vanguard S&P 500 Value ETF	ExchangeTradedFund	NYSE Arca
VOOX	Corgi U.S. Large-Cap 2x Daily ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
VOR	Vor Biopharma Inc COM	CommonStock	NASDAQ Stock Market
VOT	Vanguard Index Funds Vanguard Mid-Cap Growth ETF	ExchangeTradedFund	NYSE Arca
VOTE	TCW Transform 500 ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
VOX	Vanguard World Funds Vanguard Communication Services ETF	ExchangeTradedFund	NYSE Arca
VOXP	Vox Populi ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
VOXR	Vox Royalty Corp COM	CommonStock	NASDAQ Stock Market
VOYA	Voya Financial, Inc. Common Stock	CommonStock	New York Stock Exchange
VOYApB	Voya Financial, Inc. Depositary Shares, each representing a 1/40th interest in a share	PreferredStock	New York Stock Exchange
VOYG	Voyager Technologies, Inc. Class A Common Stock	CommonStock	New York Stock Exchange
VPC	ETFis Series Trust I Virtus Private Credit Strategy ETF	ExchangeTradedFund	NYSE Arca
VPG	Vishay Precision Group, Inc. Common Stock	CommonStock	New York Stock Exchange
VPL	Vanguard International Equity Index Funds Vanguard FTSE Pacific ETF	ExchangeTradedFund	NYSE Arca

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
VPLS	Vanguard Core Plus Bond ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
VPU	Vanguard World Funds Vanguard Utilities ETF	ExchangeTradedFund	NYSE Arca
VPV	Invesco Pennsylvania Value Municipal Income Trust Common Shares of Beneficial Inte	Fund	New York Stock Exchange
VPX	EA Series Trust Variant Perception Cycle Aware US Equity ETF	ExchangeTradedFund	NYSE Arca
VRA	Vera Bradley Inc COM NPV	CommonStock	NASDAQ Stock Market
VRAI	ETFis Series Trust I Virtus Real Asset Income ETF	ExchangeTradedFund	NYSE Arca
VRAX	Virax Biolabs Group Ltd ORD USD0.0001	CommonStock	NASDAQ Stock Market
VRCA	Verrica Pharmaceuticals Inc COM	CommonStock	NASDAQ Stock Market
VRDN	Viridian Therapeutics Inc COM	CommonStock	NASDAQ Stock Market
VREX	Varex Imaging Corp COM USD0.01	CommonStock	NASDAQ Stock Market
VRIG	Invesco Variable Rate Investment Grade ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
VRM	Vroom Inc COM	CommonStock	NASDAQ Stock Market
VRME	VerifyMe Inc COM USD.001	CommonStock	NASDAQ Stock Market
VRNS	Varonis Systems Inc COM USD.001	CommonStock	NASDAQ Stock Market
VRP	Invesco Exchange-Traded Fund Trust II Invesco Variable Rate Preferred ETF	ExchangeTradedFund	NYSE Arca
VRRM	Verra Mobility Corp COM	CommonStock	NASDAQ Stock Market
VRSK	Verisk Analytics Inc CL A COM USD.001	CommonStock	NASDAQ Stock Market
VRSN	VeriSign Inc COM USD.01	CommonStock	NASDAQ Stock Market
VRT	Vertiv Holdings Co Class A Common Stock	CommonStock	New York Stock Exchange
VRTL	GraniteShares 2x Long VRT Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
VRTS	Virtus Investment Partners, Inc. Common Stock	CommonStock	New York Stock Exchange
VRTX	Vertex Pharmaceuticals Inc COM USD.01	CommonStock	NASDAQ Stock Market
VS	Versus Systems Inc COM	CommonStock	NASDAQ Stock Market
VSA	VisionSys AI Inc ADR	AdrCommon	NASDAQ Stock Market
VSAT	ViaSat Inc COM USD.01	CommonStock	NASDAQ Stock Market
VSDA	VictoryShares Dividend Accelerator ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
VSDB	Vanguard Short Duration Bond ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
VSDM	Vanguard Short Duration Tax-Exempt Bond ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
VSEC	VSE Corp COM USD.05	CommonStock	NASDAQ Stock Market
VSECU	VSE Corp TANGIBLE EQ UNIT	Unit	NASDAQ Stock Market
VSEE	VSee Health Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
VSEEW	VSee Health Inc WRRTS	Warrant	NASDAQ Stock Market
VSGX	Vanguard World Fund - Vanguard ESG International Stock ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
VSH	Vishay Intertechnology, Inc. Common Stock	CommonStock	New York Stock Exchange
VSHY	Virtus ETF Trust II Virtus Newfleet Short Duration High Yield Bond ETF	ExchangeTradedFund	NYSE Arca
VSLU	ETF Opportunities Trust Applied Finance Valuation Large Cap ETF	ExchangeTradedFund	NYSE Arca
VSME	VS MEDIA Holdings Ltd CL A ORD NPV	CommonStock	NASDAQ Stock Market
VSMV	VictoryShares US Multi-Factor Minimum Volatility ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
VSNT	Versant Media Group Inc CL A COM USD0.01	CommonStock	NASDAQ Stock Market
VSOL	VanEck Solana ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
VSS	Vanguard International Equity Index Funds Vanguard FTSE All-World ex-US Small-Cap	ExchangeTradedFund	NYSE Arca
VST	Vistra Corp. Common Stock	CommonStock	New York Stock Exchange
VSTD	Vestand Inc CL A COM	CommonStock	NASDAQ Stock Market
VSTL	Defiance Daily Target 2X Long VST ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
VSTM	Verastem Inc COM USD.0001	CommonStock	NASDAQ Stock Market
VSTS	Vestis Corporation Common Stock	CommonStock	New York Stock Exchange
VSXY	Victoria's Secret & Co. Common Stock	CommonStock	New York Stock Exchange
VT	Vanguard International Equity Index Funds Vanguard Total World Stock ETF	ExchangeTradedFund	NYSE Arca
VTAK	Catheter Precision, Inc. Common Stock	CommonStock	NYSE American
VTC	Vanguard Scottsdale Funds - Vanguard Total Corporate Bond ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
VTEB	Vanguard Municipal Bond Funds Vanguard Tax-Exempt Bond ETF	ExchangeTradedFund	NYSE Arca
VTEC	Vanguard California Tax-Exempt Bond ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
VTEI	Vanguard Intermediate-Term Tax-Exempt Bond ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
VTEL	Vanguard Long-Term Tax-Exempt Bond ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
VTES	Vanguard Wellington Fund Vanguard Short-Term Tax Exempt Bond ETF	ExchangeTradedFund	NYSE Arca

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
VTEX	VTEX Class A Common Shares	CommonStock	New York Stock Exchange
VTG	Vanguard Malvern Funds Vanguard Total Treasury ETF	ExchangeTradedFund	NYSE Arca
VTGN	Vistagen Therapeutics Inc COM	CommonStock	NASDAQ Stock Market
VTHR	Vanguard Russell 3000 ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
VTI	Vanguard Index Funds Vanguard Total Stock Market ETF	ExchangeTradedFund	NYSE Arca
VTIP	Vanguard Short-Term Inflation-Protected Securities Index Fund ETF	ExchangeTradedFund	NASDAQ Stock Market
VTIX	Virtuix Holdings Inc CL A COM USD0.001	CommonStock	NASDAQ Stock Market
VTMX	Vesta Real Estate Corporation American Depositary Shares, each representing ten (10	AdrCommon	New York Stock Exchange
VTN	Invesco Trust For Investment Grade New York Municipals Common Shares of Benefici	Fund	New York Stock Exchange
VTOL	Bristow Group Inc. Common Stock	CommonStock	New York Stock Exchange
VTP	Vanguard Malvern Funds Vanguard Total Inflation-Protected Securities ETF	ExchangeTradedFund	NYSE Arca
VTR	Ventas, Inc. Common Stock	CommonStock	New York Stock Exchange
VTRS	Viatris Inc COM USD.5	CommonStock	NASDAQ Stock Market
VTS	Vitesse Energy, Inc. Common Stock	CommonStock	New York Stock Exchange
VTSI	VirTra Inc COM USD.005	CommonStock	NASDAQ Stock Market
VTV	Vanguard Index Funds Vanguard Value ETF	ExchangeTradedFund	NYSE Arca
VTVT	vTv Therapeutics Inc CL A COM USD.01	CommonStock	NASDAQ Stock Market
VTWG	Vanguard Russell 2000 Growth ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
VTWO	Vanguard Russell 2000 ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
VTWV	Vanguard Russell 2000 Value ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
VUG	Vanguard Index Funds Vanguard Growth ETF	ExchangeTradedFund	NYSE Arca
VUS	Virtus ETF Trust II Virtus US Dividend ETF	ExchangeTradedFund	NYSE Arca
VUSB	Vanguard Ultra-Short Bond ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
VUSE	ETF Series Solutions Vident U.S. Equity Strategy ETF	ExchangeTradedFund	NYSE Arca
VUSG	Vanguard Wellington U.S. Growth Active ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
VUSI	Tidal Trust IV Voya Ultra Short Income ETF	ExchangeTradedFund	NYSE Arca
VUSV	Vanguard Wellington U.S. Value Active ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
VUZI	Vuzix Corp COM NPV	CommonStock	NASDAQ Stock Market
VV	Vanguard Index Funds Vanguard Large-Cap ETF	ExchangeTradedFund	NYSE Arca
VVOS	Vivos Therapeutics Inc COM USD.0001	CommonStock	NASDAQ Stock Market
VVR	Invesco Senior Income Trust Common Shares of Beneficial Interest	Fund	New York Stock Exchange
VVV	Valvoline Inc. Common Stock	CommonStock	New York Stock Exchange
VVX	V2X, Inc. Common Stock	CommonStock	New York Stock Exchange
VWAV	VisionWave Holdings Inc COM USD0.01	CommonStock	NASDAQ Stock Market
VWAVW	VisionWave Holdings Inc WT EXP 071430	Warrant	NASDAQ Stock Market
VWO	Vanguard International Equity Index Funds Vanguard FTSE Emerging Markets ETF	ExchangeTradedFund	NYSE Arca
VWOB	Vanguard Emerging Markets Government Bond ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
VXF	Vanguard Index Funds Vanguard Extended Market ETF	ExchangeTradedFund	NYSE Arca
VXUS	Vanguard Total International Stock ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
VXX	iPath Series B SandP 500 VIX Short-Term Futures ETN ETN	ExchangeTradedFund	CBOE BZX Exchange
VXZ	iPath Series B S&P 500 VIX Mid-Term Futures ETN ETN	ExchangeTradedFund	CBOE BZX Exchange
VYGR	Voyager Therapeutics Inc COM USD.001	CommonStock	NASDAQ Stock Market
VYLD	JPMorgan Chase & Co. Inverse VIX Short-Term Futures ETNs due March 22, 2045	ExchangeTradedNote	NYSE Arca
VYM	Vanguard Whitehall Funds Vanguard High Dividend Yield ETF	ExchangeTradedFund	NYSE Arca
VYMI	Vanguard International High Dividend Yield ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
VYNE	VYNE Therapeutics Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
VYX	NCR Voyix Corporation Common Stock	CommonStock	New York Stock Exchange
VZ	Verizon Communications Inc. Common Stock	CommonStock	New York Stock Exchange
VZLA	Vizsla Silver Corp. Common Shares	CommonStock	NYSE American
W	Wayfair Inc. Class A Common Stock	CommonStock	New York Stock Exchange
WAB	Wabtec Common Stock	CommonStock	New York Stock Exchange
WABC	Westamerica Bancorporation COM NPV	CommonStock	NASDAQ Stock Market
WABF	Western Asset Bond ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
WAFD	WaFd Inc COM USD1	CommonStock	NASDAQ Stock Market
WAFDP	WaFd Inc DEP PERP PFD A	Unknown	NASDAQ Stock Market

Pearl Equities Securities List as of 6/4/2026			
Symbol	**Security Name**	**Security Class**	**Listed Exchange**
WAFU	Wah Fu Education Group Ltd COM	CommonStock	NASDAQ Stock Market
WAGN	Professionally Managed Portfolios Pabrai Wagons ETF	ExchangeTradedFund	New York Stock Exchange
WAI	Top KingWin Ltd CL A ORD USD0.0625	CommonStock	NASDAQ Stock Market
WAL	Western Alliance Bancorporation Common Stock	CommonStock	New York Stock Exchange
WALD	Waldencast plc COM CL A	CommonStock	NASDAQ Stock Market
WALDW	Waldencast plc WT EXP 072727	Warrant	NASDAQ Stock Market
WALpA	Western Alliance Bancorporation Depositary Shares, Each Representing a 1/400th Int	PreferredStock	New York Stock Exchange
WAMA	WisdomTree US Adaptive Moving Average Fund ETF	ExchangeTradedFund	NASDAQ Stock Market
WANT	Direxion Shares ETF Trust Direxion Daily Consumer Discretionary Bull 3X ETF	ExchangeTradedFund	NYSE Arca
WAR	ETF Series Solutions US Global Technology and Aerospace & Defense ETF	ExchangeTradedFund	NYSE Arca
WARP	VanEck Space ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
WASH	Washington Trust Bancorp Inc COM NPV	CommonStock	NASDAQ Stock Market
WAT	Waters Corporation Common Stock	CommonStock	New York Stock Exchange
WATS	Corgi Battery Energy Storage Systems ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
WATT	Energous Corp COM USD0.00001	CommonStock	NASDAQ Stock Market
WAVE	Eco Wave Power Global AB (publ) ADR	AdrCommon	NASDAQ Stock Market
WAY	Waystar Holding Corp COM USD0.01	CommonStock	NASDAQ Stock Market
WB	Weibo Corp ADR	AdrCommon	NASDAQ Stock Market
WBD	WARNER BROS DISCOVERY INC CL A COM	CommonStock	NASDAQ Stock Market
WBI	WaterBridge Infrastructure LLC Class A Shares Representing Limited Liability Compan	CommonStock	New York Stock Exchange
WBIF	Absolute Shares Trust WBI BullBear Value 3000 ETF	ExchangeTradedFund	NYSE Arca
WBIG	Absolute Shares Trust WBI BullBear Yield 3000 ETF	ExchangeTradedFund	NYSE Arca
WBIL	Absolute Shares Trust WBI BullBear Quality 3000 ETF	ExchangeTradedFund	NYSE Arca
WBIY	Absolute Shares Trust WBI Power Factor High Dividend ETF	ExchangeTradedFund	New York Stock Exchange
WBS	Webster Financial Corporation Common Stock	CommonStock	New York Stock Exchange
WBSpF	Webster Financial Corporation Depositary Shares, Each Representing 1/1,000th Inter	PreferredStock	New York Stock Exchange
WBSpG	Webster Financial Corporation Depositary Shares, each representing a 1/40th interes	PreferredStock	New York Stock Exchange
WBTN	WEBTOON Entertainment Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
WBUY	Webuy Global Ltd ORD USD0.000000385	CommonStock	NASDAQ Stock Market
WBX	Wallbox N.V. Class A Ordinary Shares	CommonStock	New York Stock Exchange
WCAP	Spinnaker ETF Series WarCap Unconstrained Equity ETF	ExchangeTradedFund	NYSE Arca
WCBR	WisdomTree Cybersecurity Fund ETF	ExchangeTradedFund	NASDAQ Stock Market
WCC	WESCO International, Inc. Common Stock	CommonStock	New York Stock Exchange
WCEO	Two Roads Shared Trust Hypatia Women CEO ETF	ExchangeTradedFund	NYSE Arca
WCLD	WisdomTree Trust - WisdomTree Cloud Computing Fund ETF	ExchangeTradedFund	NASDAQ Stock Market
WCME	First Trust Exchange-Traded Fund First Trust WCM Developing World Equity ETF	ExchangeTradedFund	NYSE Arca
WCMG	First Trust Exchange-Traded Fund First Trust WCM Global Equity ETF	ExchangeTradedFund	NYSE Arca
WCMI	First Trust Exchange-Traded Fund First Trust WCM International Equity ETF	ExchangeTradedFund	NYSE Arca
WCN	Waste Connections, Inc. Common Shares	CommonStock	New York Stock Exchange
WCPB	Northern Lights Fund Trust II Weitz Core Plus Bond ETF	ExchangeTradedFund	NYSE Arca
WCT	Wellchange Holdings Company Ltd CL A ORD USD0.0025	CommonStock	NASDAQ Stock Market
WD	Walker & Dunlop, Inc. Common Stock	CommonStock	New York Stock Exchange
WDAF	WisdomTree Asia Defense Fund ETF	ExchangeTradedFund	NASDAQ Stock Market
WDAI	Pacer S&P World 3AI Top 300 ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
WDAY	Workday Inc CL A COM USD.001	CommonStock	NASDAQ Stock Market
WDC	Western Digital Corp COM USD.1	CommonStock	NASDAQ Stock Market
WDCX	Tradr 2X Long WDC Daily ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
WDE	Principal Securitized Debt ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
WDEF	WisdomTree Trust WisdomTree Europe Defense Fund	ExchangeTradedFund	NYSE Arca
WDFC	WD-40 Co COM NPV	CommonStock	NASDAQ Stock Market
WDGF	WisdomTree Global Defense Fund ETF	ExchangeTradedFund	NASDAQ Stock Market
WDH	Waterdrop Inc. American Depositary Shares (each representing the right to receive 1(	AdrCommon	New York Stock Exchange
WDI	Western Asset Diversified Income Fund Common Shares of Beneficial Interest	Fund	New York Stock Exchange
WDIG	WisdomTree Efficient Rare Earth Plus Strategic Metals Fund ETF	ExchangeTradedFund	CBOE BZX Exchange
WDIV	SPDR Index Shares Funds State Street SPDR S&P Global Dividend ETF	ExchangeTradedFund	NYSE Arca

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
WDNA	WisdomTree BioRevolution Fund ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
WDRN	WisdomTree Physical AI Humanoids and Drones Fund ETF	ExchangeTradedFund	CBOE BZX Exchange
WDS	Woodside Energy Group Ltd American Depositary Shares, each representing one Ordi	AdrCommon	New York Stock Exchange
WDTE	Tidal Trust II Defiance S&P 500 Weekly Distribution ETF	ExchangeTradedFund	NYSE Arca
WEA	Western Asset Premier Bond Fund Common Shares of Beneficial Interest	Fund	New York Stock Exchange
WEAT	Teucrium Commodity Trust Teucrium Wheat Fund	ExchangeTradedVehicle	NYSE Arca
WEAV	Weave Communications, Inc. Common Stock	CommonStock	New York Stock Exchange
WEBL	Direxion Shares ETF Trust Direxion Daily Dow Jones Internet Bull 3X ETF	ExchangeTradedFund	NYSE Arca
WEBS	Direxion Shares ETF Trust Direxion Daily Dow Jones Internet Bear 3X ETF	ExchangeTradedFund	NYSE Arca
WEBX	Corgi Chinese Internet 2x Daily ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
WEC	WEC Energy Group, Inc. Common Stock	CommonStock	New York Stock Exchange
WEED	Roundhill Cannabis ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
WEEI	Westwood Salient Enhanced Energy Income ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
WEEK	Roundhill Weekly T-Bill ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
WEEL	Tidal Trust II Peerless Option Income Wheel ETF	ExchangeTradedFund	NYSE Arca
WELL	Welltower Inc. Common Stock	CommonStock	New York Stock Exchange
WEN	Wendy's Co CL A COM USD.1	CommonStock	NASDAQ Stock Market
WENC	West Enclave Merger Corp. Ordinary Shares	CommonStock	New York Stock Exchange
WENC.U	West Enclave Merger Corp. Units, each consisting of one Ordinary Share and one Righ	Unit	New York Stock Exchange
WENCr	West Enclave Merger Corp. Rights, each Right to acquire one-tenth (1/10) of one Ord	Right	New York Stock Exchange
WENN	Wen Acquisition Corp CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
WENNU	Wen Acquisition Corp UNIT (1CLA 1/2 WT)	Unit	NASDAQ Stock Market
WENNW	Wen Acquisition Corp WT EXP 10/31/31	Warrant	NASDAQ Stock Market
WEPN	Tidal Trust II Nicholas Defense and Rare Earth Income ETF	ExchangeTradedFund	NYSE Arca
WERN	Werner Enterprises Inc. COM USD.01	CommonStock	NASDAQ Stock Market
WES	Western Midstream Partners, LP Common Units representing limited partner interest	CommonStock	New York Stock Exchange
WEST	Westrock Coffee Co COM	CommonStock	NASDAQ Stock Market
WETH	Wetouch Technology Inc COM USD0.001	CommonStock	NASDAQ Stock Market
WETO	Wetour Robotics Ltd ORD USD0.0001	CommonStock	NASDAQ Stock Market
WEX	WEX Inc. Common Stock	CommonStock	New York Stock Exchange
WEYS	Weyco Group Inc COM USD1	CommonStock	NASDAQ Stock Market
WF	Woori Financial Group Inc. American Depositary Shares, each representing three shar	AdrCommon	New York Stock Exchange
WFC	Wells Fargo & Company Common Stock	CommonStock	New York Stock Exchange
WFCF	Where Food Comes From Inc COM USD.001	CommonStock	NASDAQ Stock Market
WFCpA	Wells Fargo & Company Depositary Shares, each representing a 1/1,000th interest in	PreferredStock	New York Stock Exchange
WFCpC	Wells Fargo & Company Depositary Shares, each representing a 1/1,000th interest in	PreferredStock	New York Stock Exchange
WFCpD	Wells Fargo & Company Depositary Shares, each representing a 1/1,000th interest in	PreferredStock	New York Stock Exchange
WFCpL	Wells Fargo & Company 7.50% Non-Cumulative Perpetual Convertible Class A Preferr	PreferredStock	New York Stock Exchange
WFCpY	Wells Fargo & Company Depositary Shares, each representing a 1/1,000th interest in	PreferredStock	New York Stock Exchange
WFCpZ	Wells Fargo & Company Depositary Shares, each representing a 1/1,000th interest in	PreferredStock	New York Stock Exchange
WFF	WF Holding Ltd ORD USD0.00025	CommonStock	NASDAQ Stock Market
WFG	West Fraser Timber Co. Ltd Common Shares	CommonStock	New York Stock Exchange
WFRD	Weatherford International plc Common Stock	CommonStock	NASDAQ Stock Market
WGMI	CoinShares Bitcoin Mining ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
WGO	Winnebago Industries, Inc. Common Stock	CommonStock	New York Stock Exchange
WGRX	Wellgistics Health Inc COM USD0.001	CommonStock	NASDAQ Stock Market
WGS	GeneDx Holdings Corp COM CL A	CommonStock	NASDAQ Stock Market
WGSWW	GeneDx Holdings Corp WT EXP 072226	Warrant	NASDAQ Stock Market
WH	Wyndham Hotels & Resorts, Inc. Common stock, $0.01 par value per share	CommonStock	New York Stock Exchange
WHD	Cactus, Inc. Class A common stock, par value $0.01 per share	CommonStock	New York Stock Exchange
WHF	WhiteHorse Finance Inc COM USD.001	CommonStock	NASDAQ Stock Market
WHFCL	WhiteHorse Finance Inc 7.875 Notes due 2028 STRUCT PRODUCT	Unknown	NASDAQ Stock Market
WHG	Westwood Holdings Group, Inc. Common Stock	CommonStock	New York Stock Exchange
WHLR	Wheeler Real Estate Investment Trust Inc COM USD.01	CommonStock	NASDAQ Stock Market
WHLRD	Wheeler Real Estate Investment Trust Inc PFD SER D	PreferredStock	NASDAQ Stock Market

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
WHLRL	Wheeler Real Estate Investment Trust Inc 7.00 Senior Subordinated Convertible Note	Unknown	NASDAQ Stock Market
WHLRP	Wheeler Real Estate Investment Trust Inc PFD SER B %	PreferredStock	NASDAQ Stock Market
WHR	Whirlpool Corporation Common Stock	CommonStock	New York Stock Exchange
WHRpA	Whirlpool Corporation Depositary Shares, each representing a 1/20th interest in a sh	StructuredProduct	New York Stock Exchange
WHWK	Whitehawk Therapeutics Inc COM	CommonStock	NASDAQ Stock Market
WIA	Western Asset Inflation-Linked Income Fund Common Shares of Beneficial Interest	Fund	New York Stock Exchange
WILC	G Willi-Food International Ltd ORD NIS.1	CommonStock	NASDAQ Stock Market
WIMA	WisdomTree International Adaptive Moving Average Fund ETF	ExchangeTradedFund	NASDAQ Stock Market
WIMI	WiMi Hologram Cloud Inc CL B ORD USD0.002	CommonStock	NASDAQ Stock Market
WINA	Winmark Corp COM NPV	CommonStock	NASDAQ Stock Market
WING	Wingstop Inc COM USD.01	CommonStock	NASDAQ Stock Market
WINN	Harbor ETF Trust Harbor Long-Term Growers ETF	ExchangeTradedFund	New York Stock Exchange
WIP	SPDR Series Trust State Street SPDR FTSE International Government Inflation-Protect	ExchangeTradedFund	NYSE Arca
WISD	Spend Life Wisely Funds Investment Trust Wisdom Short Duration Income ETF	ExchangeTradedFund	NYSE Arca
WISE	Themes Generative Artificial Intelligence ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
WIT	Wipro Limited Amer. Dep. Shares (representing One Equity Share)	AdrCommon	New York Stock Exchange
WIW	Western Asset Inflation-Linked Opportunities & Income Fund Common Shares of Ben	Fund	New York Stock Exchange
WIX	Wix.com Ltd ORD ILS.01	CommonStock	NASDAQ Stock Market
WK	Workiva Inc. Class A Common Stock	CommonStock	New York Stock Exchange
WKC	World Kinect Corporation Common Stock	CommonStock	New York Stock Exchange
WKEY	WISeKey International Holding AG ADR SPONSORED	AdrCommon	NASDAQ Stock Market
WKHS	Workhorse Group Inc COM USD.001	CommonStock	NASDAQ Stock Market
WKSP	Worksport Ltd COM	CommonStock	NASDAQ Stock Market
WLDN	Willdan Group Inc COM USD.01	CommonStock	NASDAQ Stock Market
WLDR	Simplify Affinity World Leaders Equity ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
WLDS	Wearable Devices Ltd ORD	CommonStock	NASDAQ Stock Market
WLDSW	Wearable Devices Ltd WT EXP 082527	Warrant	NASDAQ Stock Market
WLDU	Leverage Shares 2x Long World Stock Daily ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
WLFC	Willis Lease Finance Corp COM NPV	CommonStock	NASDAQ Stock Market
WLII	Willow Lane Acquisition Corp II CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
WLIIU	Willow Lane Acquisition Corp II UNIT (1 CLA 1/4 WT)	Unit	NASDAQ Stock Market
WLIIW	Willow Lane Acquisition Corp II WT EXP 123132	Warrant	NASDAQ Stock Market
WLK	Westlake Corporation Common Stock	CommonStock	New York Stock Exchange
WLKP	Westlake Chemical Partners LP Common Units Representing Limited Partner Interests	CommonStock	New York Stock Exchange
WLTG	ETF Opportunities Trust WealthTrust DBS Long Term Growth ETF	ExchangeTradedFund	New York Stock Exchange
WLTH	Wealthfront Corp COM USD0.0001	CommonStock	NASDAQ Stock Market
WLY	John Wiley & Sons, Inc. Class A Common Stock	CommonStock	New York Stock Exchange
WLYB	John Wiley & Sons, Inc. Class B Common Stock	CommonStock	New York Stock Exchange
WM	Waste Management, Inc. Common Stock	CommonStock	New York Stock Exchange
WMB	The Williams Companies, Inc. Common Stock	CommonStock	New York Stock Exchange
WMG	Warner Music Group Corp COM CL A	CommonStock	NASDAQ Stock Market
WMK	Weis Markets, Inc. Common Stock	CommonStock	New York Stock Exchange
WMS	Advanced Drainage Systems, Inc. Common Stock, $0.01 par value per share	CommonStock	New York Stock Exchange
WMSB	Northern Lights Fund Trust II Weitz Multisector Bond ETF	ExchangeTradedFund	NYSE Arca
WMT	Walmart Inc COM USD.1	CommonStock	NASDAQ Stock Market
WMTI	REX WMT Growth & Income ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
WNC	Wabash National Corporation Common Stock	CommonStock	New York Stock Exchange
WNDR	Corgi Travel & Leisure ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
WNEB	Western New England Bancorp Inc COM USD.01	CommonStock	NASDAQ Stock Market
WNTR	Tidal Trust II YieldMax MSTR Short Option Income Strategy ETF	ExchangeTradedFund	NYSE Arca
WNW	Meiwu Technology Company Ltd COM	CommonStock	NASDAQ Stock Market
WOK	WORK Medical Technology Group Ltd CL A ORD USD0.00001	CommonStock	NASDAQ Stock Market
WOLF	Wolfspeed, Inc. Common Stock	CommonStock	New York Stock Exchange
WOMN	Tidal Trust III Impact Shares Women s Empowerment ETF	ExchangeTradedFund	NYSE Arca
WOOD	iShares Global Timber & Forestry ETF ETF	ExchangeTradedFund	NASDAQ Stock Market

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
WOOF	Petco Health and Wellness Co Inc COM CL A	CommonStock	NASDAQ Stock Market
WOR	Worthington Enterprises, Inc. Common Shares	CommonStock	New York Stock Exchange
WPAC	White Pearl Acquisition Corp. Class A Ordinary Shares	CommonStock	New York Stock Exchange
WPAC.U	White Pearl Acquisition Corp. Units, each consisting of one Class A ordinary share and	Unit	New York Stock Exchange
WPACr	White Pearl Acquisition Corp. Rights, each right entitles the holder to receive one-fift	Right	New York Stock Exchange
WPC	W. P. Carey Inc. Common Stock	CommonStock	New York Stock Exchange
WPM	Wheaton Precious Metals Corp. Common Stock	CommonStock	New York Stock Exchange
WPP	WPP plc American Depositary Shares, each representing five Ordinary Shares	AdrCommon	New York Stock Exchange
WPRT	Westport Fuel Systems Inc COM NPV	CommonStock	NASDAQ Stock Market
WQTM	WisdomTree Quantum Computing Fund EFT	ExchangeTradedFund	CBOE BZX Exchange
WR	Corgi U.S. War Machine ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
WRAP	Wrap Technologies Inc COM	CommonStock	NASDAQ Stock Market
WRB	W.R. Berkley Corporation Common Stock	CommonStock	New York Stock Exchange
WRBY	Warby Parker Inc. Class A Common Stock	CommonStock	New York Stock Exchange
WRBpE	W.R. Berkley Corporation 5.70% Subordinated Debentures due 2058	StructuredProduct	New York Stock Exchange
WRBpF	W.R. Berkley Corporation 5.10% Subordinated Debentures due 2059	PreferredStock	New York Stock Exchange
WRBpG	W.R. Berkley Corporation 4.25% Subordinated Debentures due 2060	StructuredProduct	New York Stock Exchange
WRBpH	W.R. Berkley Corporation 4.125% Subordinated Debentures due 2061	StructuredProduct	New York Stock Exchange
WRD	WeRide Inc ADR	AdrCommon	NASDAQ Stock Market
WRLD	World Acceptance Corp COM NPV	CommonStock	NASDAQ Stock Market
WRN	Western Copper and Gold Corporation Common Shares	CommonStock	NYSE American
WRND	NYLI Global Equity R&D Leaders ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
WRTH	Worth Charting Options Income ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
WS	Worthington Steel, Inc. Common Shares	CommonStock	New York Stock Exchange
WSBC	WesBanco Inc COM NPV	CommonStock	NASDAQ Stock Market
WSBCO	WesBanco Inc 7.375 DEP SR B	Unknown	NASDAQ Stock Market
WSBF	Waterstone Financial Inc COM USD.01	CommonStock	NASDAQ Stock Market
WSBK	Winchester Bancorp Inc COM USD0.01	CommonStock	NASDAQ Stock Market
WSC	WillScot Holdings Corporation COM USD.01	CommonStock	NASDAQ Stock Market
WSDB	Northern Lights Fund Trust II Weitz Short Duration Bond ETF	ExchangeTradedFund	NYSE Arca
WSE	Wise Group plc CL A ORD NPV	CommonStock	NASDAQ Stock Market
WSFS	WSFS Financial Corp COM NPV	CommonStock	NASDAQ Stock Market
WSGE	Warren Street Global Equity ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
WSHP	WeShop Holdings Ltd CL A ORD NPV	CommonStock	NASDAQ Stock Market
WSM	Williams-Sonoma, Inc. Common Stock	CommonStock	New York Stock Exchange
WSML	iShares MSCI World Small-Cap ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
WSO	Watsco, Inc. Common Stock	CommonStock	New York Stock Exchange
WSO.B	Watsco, Inc. Class B Common Stock, $0.50 par value	CommonStock	New York Stock Exchange
WSR	Whitestone REIT Common Shares	CommonStock	New York Stock Exchange
WST	West Pharmaceutical Services, Inc. Common Stock	CommonStock	New York Stock Exchange
WSTN	Westin Acquisition Corp CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
WSTNR	Westin Acquisition Corp Right	Right	NASDAQ Stock Market
WSTNU	Westin Acquisition Corp UNIT (1CLA 1 RT)	Unit	NASDAQ Stock Market
WT	WisdomTree, Inc. Common Stock	CommonStock	New York Stock Exchange
WTAI	WisdomTree Artificial Intelligence and Innovation Fund ETF	ExchangeTradedFund	CBOE BZX Exchange
WTBA	West Bancorporation Inc COM NPV	CommonStock	NASDAQ Stock Market
WTBN	WisdomTree Bianco Total Return Fund ETF	ExchangeTradedFund	NASDAQ Stock Market
WTF	Waton Financial Ltd ORD NPV	CommonStock	NASDAQ Stock Market
WTFC	Wintrust Financial Corp. COM NPV	CommonStock	NASDAQ Stock Market
WTFCN	Wintrust Financial Corp. 7.875 DP SH PF F	PreferredStock	NASDAQ Stock Market
WTG	Wintergreen Acquisition Corp ORD USD0.0001	CommonStock	NASDAQ Stock Market
WTGUR	Wintergreen Acquisition Corp. Rights	Right	NASDAQ Stock Market
WTGUU	Wintergreen Acquisition Corp UNIT (1 ORD 1 RT)	Unit	NASDAQ Stock Market
WTI	W&T Offshore, Inc. Common Stock	CommonStock	New York Stock Exchange
WTIB	USCF ETF Trust USCF Oil Plus Bitcoin Strategy Fund	ExchangeTradedFund	NYSE Arca

Pearl Equities Securities List as of 6/4/2026			
Symbol	**Security Name**	**Security Class**	**Listed Exchange**
WTID	Bank of Montreal MicroSectors Energy 3X Inverse Leveraged ETNs due January 29, 20	ExchangeTradedNote	NYSE Arca
WTIP	WisdomTree Inflation Plus Fund ETF	Unknown	NASDAQ Stock Market
WTIU	Bank of Montreal MicroSectors Energy 3X Leveraged ETNs due January 29, 2043	ExchangeTradedNote	NYSE Arca
WTLS	WisdomTree Efficient Long/Short U.S. Equity Fund ETF	ExchangeTradedFund	CBOE BZX Exchange
WTM	White Mountains Insurance Group, Ltd. Common Stock	CommonStock	New York Stock Exchange
WTMF	WisdomTree Trust WisdomTree Managed Futures Strategy Fund	ExchangeTradedFund	NYSE Arca
WTMU	WisdomTree Core Laddered Municipal Fund ETF	Unknown	NASDAQ Stock Market
WTMY	WisdomTree High Income Laddered Municipal Fund ETF	Unknown	NASDAQ Stock Market
WTO	UTime Ltd CL A ORD USD0.50	CommonStock	NASDAQ Stock Market
WTPI	WisdomTree Trust WisdomTree Equity Premium Income Fund	ExchangeTradedFund	NYSE Arca
WTRE	WisdomTree Trust WisdomTree New Economy Real Estate Fund	ExchangeTradedFund	NYSE Arca
WTRG	Essential Utilities, Inc. Common Stock	CommonStock	New York Stock Exchange
WTS	Watts Water Technologies, Inc. Class A Common Stock	CommonStock	New York Stock Exchange
WTTR	Select Water Solutions, Inc. Class A common stock	CommonStock	New York Stock Exchange
WTV	WisdomTree Trust WisdomTree U.S. Value Fund	ExchangeTradedFund	NYSE Arca
WTW	Willis Towers Watson plc COM USD.000115	CommonStock	NASDAQ Stock Market
WU	The Western Union Company Common Stock, par value $0.01 per share	CommonStock	New York Stock Exchange
WUGI	AXS Esoterica NextG Economy ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
WULF	Terawulf Inc. COM	CommonStock	NASDAQ Stock Market
WULX	Tradr 2X Long WULF Daily ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
WVE	Wave Life Sciences Ltd ORD NPV	CommonStock	NASDAQ Stock Market
WVVI	Willamette Valley Vineyards Inc COM NPV	CommonStock	NASDAQ Stock Market
WVVIP	Willamette Valley Vineyards Inc PFD SER A	PreferredStock	NASDAQ Stock Market
WW	WW International Inc COM NPV	CommonStock	NASDAQ Stock Market
WWD	Woodward Inc COM USD.0625	CommonStock	NASDAQ Stock Market
WWJD	Northern Lights Fund Trust IV Inspire International ETF	ExchangeTradedFund	NYSE Arca
WWR	Westwater Resources, Inc. Common Stock	CommonStock	NYSE American
WWW	Wolverine World Wide, Inc. Common Stock	CommonStock	New York Stock Exchange
WX	Corgi All World 2x Daily ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
WXET	Listed Funds Trust Teucrium 2x Daily Wheat ETF	ExchangeTradedFund	NYSE Arca
WXM	WF International Ltd ORD USD0.00001	CommonStock	NASDAQ Stock Market
WY	Weyerhaeuser Company Common Shares	CommonStock	New York Stock Exchange
WYFI	WhiteFiber Inc ORD USD0.01	CommonStock	NASDAQ Stock Market
WYFL	Defiance Daily Target 2X Long WYFI ETF	ExchangeTradedFund	CBOE BZX Exchange
WYHG	Wing Yip Food Holdings Group Ltd ADR	AdrCommon	NASDAQ Stock Market
WYNN	Wynn Resorts Ltd COM USD.01	CommonStock	NASDAQ Stock Market
WYY	WidePoint Corporation Common Stock	CommonStock	NYSE American
WZRD	Opportunistic Trader ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
XA	Corgi AI Cybersecurity ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
XAGG	Morgan Stanley ETF Trust Eaton Vance Income Opportunities ETF	ExchangeTradedFund	NYSE Arca
XAGI	Corgi AGIX 2x Daily ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
XAIR	Beyond Air Inc COM	CommonStock	NASDAQ Stock Market
XAIX	Xtrackers Artificial Intelligence and Big Data ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
XAPR	FT Vest US Equity Enhance & Moderate Buffer ETF - April ETF	ExchangeTradedFund	CBOE BZX Exchange
XAR	SPDR Series Trust State Street SPDR S&P Aerospace & Defense ETF	ExchangeTradedFund	NYSE Arca
XAUG	FT Vest US Equity Enhance & Moderate Buffer ETF - August ETF	ExchangeTradedFund	CBOE BZX Exchange
XB	BondBloxx ETF Trust BondBloxx B-Rated USD High Yield Corporate Bond ETF	ExchangeTradedFund	NYSE Arca
XBAP	Innovator U.S. Equity Accelerated 9 Buffer ETF - April ETF	ExchangeTradedFund	CBOE BZX Exchange
XBB	BondBloxx ETF Trust BondBloxx BB-Rated USD High Yield Corporate Bond ETF	ExchangeTradedFund	NYSE Arca
XBCI	NEOS Boosted Bitcoin High Income ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
XBFR	Innovator ETFs Trust Innovator Equity Managed 10 Buffer ETF	ExchangeTradedFund	NYSE Arca
XBI	SPDR Series Trust State Street SPDR S&P Biotech ETF	ExchangeTradedFund	NYSE Arca
XBIL	US Treasury 6 Month Bill ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
XBIO	Xenetic Biosciences Inc COM NPV	CommonStock	NASDAQ Stock Market
XBIT	XBiotech Inc COM	CommonStock	NASDAQ Stock Market

Pearl Equities Securities List as of 6/4/2026			
Symbol	**Security Name**	**Security Class**	**Listed Exchange**
XBIX	Corgi U.S. Biotech 2x Daily ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
XBJA	Innovator US Equity Accelerated 9 Buffer ETF - January ETF	ExchangeTradedFund	CBOE BZX Exchange
XBJL	Innovator U.S. Equity Accelerated 9 Buffer ETF - July ETF	ExchangeTradedFund	CBOE BZX Exchange
XBNB	Listed Funds Trust Teucrium xETFs 2x Long Daily BNB ETF	ExchangeTradedFund	NYSE Arca
XBOC	Innovator U.S. Equity Accelerated 9 Buffer ETF - October ETF	ExchangeTradedFund	CBOE BZX Exchange
XBOX	Roundhill Ultra Short Duration No Dividend Target ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
XBP	XBP Global Holdings Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
XBPEW	XBP Global Holdings Inc WT EXP 113028	Warrant	NASDAQ Stock Market
XBTY	GraniteShares YieldBOOST Bitcoin ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
XC	WisdomTree Trust WisdomTree True Emerging Markets Fund	ExchangeTradedFund	NYSE Arca
XCBE	X3 Acquisition Corp Ltd CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
XCBEU	X3 Acquisition Corp Ltd UNIT (1CLA 1/2 WT)	Unit	NASDAQ Stock Market
XCBEW	X3 Acquisition Corp Ltd WT EXP 121930	Warrant	NASDAQ Stock Market
XCCC	BondBloxx ETF Trust BondBloxx CCC-Rated USD High Yield Corporate Bond ETF	ExchangeTradedFund	NYSE Arca
XCEM	Columbia ETF Trust II Columbia EM Core ex-China ETF	ExchangeTradedFund	NYSE Arca
XCH	XCHG Ltd ADS	AdrCommon	NASDAQ Stock Market
XCHG	AB Active ETFs, Inc. AB US Equity ETF	ExchangeTradedFund	NYSE Arca
XCLR	Global X Funds Global X S&P 500 Collar 95-110 ETF	ExchangeTradedFund	NYSE Arca
XCNY	State Street SPDR S&P Emerging Markets ex-China ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
XCOM	Corgi All Commodities 2x Daily ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
XCOR	FundX Investment Trust FundX ETF	ExchangeTradedFund	NYSE Arca
XCUR	Exicure Inc COM	CommonStock	NASDAQ Stock Market
XDAT	Franklin Exponential Data ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
XDEC	FT Vest US Equity Enhance & Moderate Buffer ETF - December ETF	ExchangeTradedFund	CBOE BZX Exchange
XDEF	Xtrackers Europe Defense Technologies ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
XDIV	Roundhill S&P 500 No Dividend Target ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
XDQQ	Innovator Growth Accelerated ETF - Quarterly ETF	ExchangeTradedFund	CBOE BZX Exchange
XDSQ	Innovator U.S. Equity Accelerated ETF - Quarterly ETF	ExchangeTradedFund	CBOE BZX Exchange
XDTE	Roundhill S&P 500 0DTE Covered Call Strategy ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
XE	X-Energy Inc CL A COM USD0.0001	CommonStock	NASDAQ Stock Market
XEL	Xcel Energy Inc. COM USD2.5	CommonStock	NASDAQ Stock Market
XELB	Xcel Brands Inc COM	CommonStock	NASDAQ Stock Market
XELLL	Xcel Energy Inc 6.25 Junior Subordinated Notes due 2085 ETN	Unknown	NASDAQ Stock Market
XEMD	BondBloxx JP Morgan USD Emerging Markets 1-10 Year Bond ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
XEML	Xtrackers Europe Market Leaders ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
XENE	Xenon Pharmaceuticals Inc COM NPV	CommonStock	NASDAQ Stock Market
XERS	Xeris Biopharma Holdings Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
XES	SPDR Series Trust State Street SPDR S&P Oil & Gas Equipment & Services ETF	ExchangeTradedFund	NYSE Arca
XEUR	Corgi Europe Equities 2x Daily ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
XEY	GraniteShares YieldBOOST Ether ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
XFEB	FT Vest US Equity Enhance & Moderate Buffer ETF - February ETF	ExchangeTradedFund	CBOE BZX Exchange
XFIV	BondBloxx ETF Trust BondBloxx Bloomberg Five Year Target Duration US Treasury ETF	ExchangeTradedFund	NYSE Arca
XFLH	XFLH Capital Corporation Ordinary Shares	CommonStock	New York Stock Exchange
XFLH.U	XFLH Capital Corporation Units, each consisting of one Ordinary Share and one Right	Unit	New York Stock Exchange
XFLHr	XFLH Capital Corporation Rights to receive one-seventh (1/7) of one Ordinary Share	Right	New York Stock Exchange
XFLT	XAI Octagon Floating Rate & Alternative Income Trust Common Shares of Beneficial In	Fund	New York Stock Exchange
XFLX	FundX Investment Trust FundX Flexible ETF	ExchangeTradedFund	NYSE Arca
XFOR	X4 Pharmaceuticals Inc COM	CommonStock	NASDAQ Stock Market
XGN	Exagen Inc COM USD.001	CommonStock	NASDAQ Stock Market
XHB	SPDR Series Trust State Street SPDR S&P Homebuilders ETF	ExchangeTradedFund	NYSE Arca
XHE	SPDR Series Trust State Street SPDR S&P Health Care Equipment ETF	ExchangeTradedFund	NYSE Arca
XHG	XChange TEC.INC ADS	AdrCommon	NASDAQ Stock Market
XHLD	TEN Holdings Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
XHLF	BondBloxx ETF Trust BondBloxx Bloomberg Six Month Target Duration US Treasury ET	ExchangeTradedFund	NYSE Arca
XHOA	Corgi U.S. Real Estate 2x Daily ETF ETF	ExchangeTradedFund	CBOE BZX Exchange

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
XHR	Xenia Hotels & Resorts, Inc. Common Stock	CommonStock	New York Stock Exchange
XHS	SPDR Series Trust State Street SPDR S&P Health Care Services ETF	ExchangeTradedFund	NYSE Arca
XIDE	FT Vest U.S. Equity Buffer & Premium Income ETF - December ETF	ExchangeTradedFund	CBOE BZX Exchange
XIDV	Franklin Templeton ETF Trust Franklin International Dividend Booster Index ETF	ExchangeTradedFund	NYSE Arca
XIFR	XPLR Infrastructure, LP Common Units representing limited partner interests	CommonStock	New York Stock Exchange
XIJN	FT Vest U.S. Equity Buffer & Premium Income ETF - June ETF	ExchangeTradedFund	CBOE BZX Exchange
XIMR	FT Vest U.S. Equity Buffer & Premium Income ETF - March ETF	ExchangeTradedFund	CBOE BZX Exchange
XISE	FT Vest U.S. Equity Buffer & Premium Income ETF - September ETF	ExchangeTradedFund	CBOE BZX Exchange
XITK	SPDR Series Trust State Street SPDR FactSet Innovative Technology ETF	ExchangeTradedFund	NYSE Arca
XIWC	Corgi U.S. Micro-Cap 2x Daily ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
XJAN	FT Vest U.S. Equity Enhance & Moderate Buffer ETF - January ETF	ExchangeTradedFund	CBOE BZX Exchange
XJH	iShares ESG Select Screened S&P Mid-Cap ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
XJR	iShares ESG Select Screened S&P Small-Cap ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
XJUL	FT Vest US Equity Enhance & Moderate Buffer ETF - July ETF	ExchangeTradedFund	CBOE BZX Exchange
XJUN	FT Vest U.S. Equity Enhance & Moderate Buffer ETF - June ETF	ExchangeTradedFund	CBOE BZX Exchange
XKRE	Corgi U.S. Regional Banks 2x Daily ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
XLB	Select Sector SPDR Trust State Street Materials Select Sector SPDR ETF	ExchangeTradedFund	NYSE Arca
XLBI	Select Sector SPDR Trust State Street Materials Select Sector SPDR Premium Income E	ExchangeTradedFund	NYSE Arca
XLBX	Corgi U.S. Materials 2x Daily ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
XLC	Select Sector SPDR Trust State Street Communication Services Select Sector SPDR ETF	ExchangeTradedFund	NYSE Arca
XLCI	Select Sector SPDR Trust State Street Communication Services Select Sector SPDR Pre	ExchangeTradedFund	NYSE Arca
XLE	Select Sector SPDR Trust State Street Energy Select Sector SPDR ETF	ExchangeTradedFund	NYSE Arca
XLEI	Select Sector SPDR Trust State Street Energy Select Sector SPDR Premium Income ETF	ExchangeTradedFund	NYSE Arca
XLEX	Corgi U.S. Energy 2x Daily ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
XLF	Select Sector SPDR Trust State Street Financial Select Sector SPDR ETF	ExchangeTradedFund	NYSE Arca
XLFI	Select Sector SPDR Trust State Street Financial Select Sector SPDR Premium Income E	ExchangeTradedFund	NYSE Arca
XLFX	Corgi U.S. Financials 2x Daily ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
XLG	Invesco Exchange-Traded Fund Trust Invesco S&P 500 Top 50 ETF	ExchangeTradedFund	NYSE Arca
XLI	Select Sector SPDR Trust State Street Industrial Select Sector SPDR ETF	ExchangeTradedFund	NYSE Arca
XLII	Select Sector SPDR Trust State Street Industrial Select Sector SPDR Premium Income E	ExchangeTradedFund	NYSE Arca
XLIX	Corgi U.S. Industrials 2x Daily ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
XLK	Select Sector SPDR Trust State Street Technology Select Sector SPDR ETF	ExchangeTradedFund	NYSE Arca
XLKI	Select Sector SPDR Trust State Street Technology Select Sector SPDR Premium Income	ExchangeTradedFund	NYSE Arca
XLKX	Corgi U.S. Technology 2x Daily ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
XLO	Xilio Therapeutics Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
XLP	Select Sector SPDR Trust State Street Consumer Staples Select Sector SPDR ETF	ExchangeTradedFund	NYSE Arca
XLPX	Corgi U.S. Consumer Staples 2x Daily ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
XLRE	Select Sector SPDR Trust State Street Real Estate Select Sector SPDR ETF	ExchangeTradedFund	NYSE Arca
XLRI	Select Sector SPDR Trust State Street Real Estate Select Sector SPDR Premium Income	ExchangeTradedFund	NYSE Arca
XLSI	Select Sector SPDR Trust State Street Consumer Staples Select Sector SPDR Premium	ExchangeTradedFund	NYSE Arca
XLSR	SSGA Active Trust State Street US Sector Rotation ETF	ExchangeTradedFund	NYSE Arca
XLU	Select Sector SPDR Trust State Street Utilities Select Sector SPDR ETF	ExchangeTradedFund	NYSE Arca
XLUI	Select Sector SPDR Trust State Street Utilities Select Sector SPDR Premium Income ET	ExchangeTradedFund	NYSE Arca
XLUX	Corgi U.S. Utilities 2x Daily ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
XLV	Select Sector SPDR Trust State Street Health Care Select Sector SPDR ETF	ExchangeTradedFund	NYSE Arca
XLVI	Select Sector SPDR Trust State Street Health Care Select Sector SPDR Premium Incom	ExchangeTradedFund	NYSE Arca
XLVX	Corgi U.S. Healthcare 2x Daily ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
XLY	Select Sector SPDR Trust State Street Consumer Discretionary Select Sector SPDR ETF	ExchangeTradedFund	NYSE Arca
XLYI	Select Sector SPDR Trust State Street Consumer Discretionary Select Sector SPDR Pre	ExchangeTradedFund	NYSE Arca
XLYX	Corgi U.S. Consumer Discretionary 2x Daily ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
XMAG	Defiance Large Cap ex-Mag 7 ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
XMAR	FT Vest US Equity Enhance & Moderate Buffer ETF - March ETF	ExchangeTradedFund	CBOE BZX Exchange
XMAX	XMax Inc COM USD0.01	CommonStock	NASDAQ Stock Market
XMAY	FT Vest U.S. Equity Enhance & Moderate Buffer ETF - May ETF	ExchangeTradedFund	CBOE BZX Exchange
XME	SPDR Series Trust State Street SPDR S&P Metals & Mining ETF	ExchangeTradedFund	NYSE Arca

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
XMHQ	Invesco Exchange-Traded Fund Trust Invesco S&P Midcap Quality ETF	ExchangeTradedFund	NYSE Arca
XMLV	Invesco Exchange-Traded Fund Trust II Invesco S&P MidCap Low Volatility ETF	ExchangeTradedFund	NYSE Arca
XMMO	Invesco Exchange-Traded Fund Trust Invesco S&P MidCap Momentum ETF	ExchangeTradedFund	NYSE Arca
XMPT	VanEck CEF Muni Income ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
XMTR	Xometry Inc COM CL A	CommonStock	NASDAQ Stock Market
XMVM	Invesco Exchange-Traded Fund Trust Invesco S&P MidCap Value with Momentum ETF	ExchangeTradedFund	NYSE Arca
XNAV	FundX Investment Trust FundX Aggressive ETF	ExchangeTradedFund	NYSE Arca
XNCR	Xencor Inc COM USD0.01	CommonStock	NASDAQ Stock Market
XNDU	Xanadu Quantum Technologies Ltd CL B SVS NPV	Unknown	NASDAQ Stock Market
XNDX	Tradr 2X Long XNDU Daily ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
XNET	Xunlei Ltd ADS	AdrCommon	NASDAQ Stock Market
XNOV	FT Vest U.S. Equity Enhance & Moderate Buffer ETF - November ETF	ExchangeTradedFund	CBOE BZX Exchange
XNTK	SPDR Series Trust State Street SPDR NYSE Technology ETF	ExchangeTradedFund	NYSE Arca
XOCT	FT Vest US Equity Enhance & Moderate Buffer ETF - October ETF	ExchangeTradedFund	CBOE BZX Exchange
XOEF	iShares Trust iShares S&P 500 ex S&P 100 ETF	ExchangeTradedFund	NYSE Arca
XOEX	Xtrackers S&P 100 Ex Top 20 ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
XOM	Exxon Mobil Corporation Common Stock	CommonStock	New York Stock Exchange
XOMA	XOMA Royalty Corp COM USD.0005	CommonStock	NASDAQ Stock Market
XOMAO	XOMA Royalty Corp 8.375% DEP PFD B	Unknown	NASDAQ Stock Market
XOMAP	XOMA Royalty Corp 8.625% CUM PFD A	PreferredStock	NASDAQ Stock Market
XOMO	Tidal Trust II YieldMax XOM Option Income Strategy ETF	ExchangeTradedFund	NYSE Arca
XOMX	Direxion Daily XOM Bull 2X ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
XONE	BondBloxx ETF Trust BondBloxx Bloomberg One Year Target Duration US Treasury ETF	ExchangeTradedFund	NYSE Arca
XOP	SPDR Series Trust State Street SPDR S&P Oil & Gas Exploration & Production ETF	ExchangeTradedFund	NYSE Arca
XOS	Xos Inc COM	CommonStock	NASDAQ Stock Market
XOSWW	Xos Inc WT EXP	Warrant	NASDAQ Stock Market
XOVL	Defiance Daily Target 2X Long XOVR ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
XOVR	ERShares Private-Public Crossover ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
XP	XP Inc COM CL A	CommonStock	NASDAQ Stock Market
XPAV	Corgi U.S. Infrastructure 2x Daily ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
XPAY	Roundhill ETF Trust Roundhill S&P 500 Target 20 Managed Distribution ETF	ExchangeTradedFund	NYSE Arca
XPEG	Leverage Shares 2X Long XPEV Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
XPEL	XPEL Inc COM	CommonStock	NASDAQ Stock Market
XPER	Xperi Inc. Common Stock	CommonStock	New York Stock Exchange
XPEV	XPeng Inc. American depositary shares, each representing two Class A ordinary share	AdrCommon	New York Stock Exchange
XPH	SPDR Series Trust State Street SPDR S&P Pharmaceuticals ETF	ExchangeTradedFund	NYSE Arca
XPL	Solitario Resources Corp. Common Stock	CommonStock	NYSE American
XPND	First Trust Exchange-Traded Fund VIII First Trust Expanded Technology ETF	ExchangeTradedFund	NYSE Arca
XPO	XPO, Inc. Common Stock	CommonStock	New York Stock Exchange
XPOF	Xponential Fitness, Inc. Class A Common Stock	CommonStock	New York Stock Exchange
XPON	Expion360 Inc COM	CommonStock	NASDAQ Stock Market
XPP	ProShares Trust ProShares Ultra FTSE China 50	ExchangeTradedFund	NYSE Arca
XPRO	Expro Group Holdings N.V. Common Stock	CommonStock	New York Stock Exchange
XQQI	NEOS Boosted Nasdaq-100 High Income ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
XRAY	DENTSPLY SIRONA Inc COM USD1	CommonStock	NASDAQ Stock Market
XRLX	FundX Investment Trust FundX Conservative ETF	ExchangeTradedFund	NYSE Arca
XRMI	Global X Funds Global X S&P 500 Risk Managed Income ETF	ExchangeTradedFund	NYSE Arca
XRN	Chiron Real Estate Inc. Common Stock	CommonStock	New York Stock Exchange
XRNpA	Chiron Real Estate Inc. Series A Cumulative Redeemable Preferred Stock	PreferredStock	New York Stock Exchange
XRNpB	Chiron Real Estate Inc. 8.00% Series B Cumulative Redeemable Preferred Stock, $0.00	PreferredStock	New York Stock Exchange
XRP	Bitwise XRP ETF Bitwise XRP ETF	ExchangeTradedVehicle	NYSE Arca
XRPC	Canary XRP ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
XRPI	XRP ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
XRPM	Amplify XRP 3 Monthly Option Income ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
XRPN	Armada Acquisition Corp II CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
XRPNU	Armada Acquisition Corp II UNIT (1 CLA 1/2 WT)	Unit	NASDAQ Stock Market
XRPNW	Armada Acquisition Corp II WRRTS	Warrant	NASDAQ Stock Market
XRPR	REX-Osprey XRP ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
XRPT	2x XRP ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
XRPZ	Franklin XRP Trust Franklin XRP ETF	ExchangeTradedVehicle	NYSE Arca
XRT	SPDR Series Trust State Street SPDR S&P Retail ETF	ExchangeTradedFund	NYSE Arca
XRTX	XORTX Therapeutics Inc COM	CommonStock	NASDAQ Stock Market
XRX	Xerox Holdings Corp COM USD1	CommonStock	NASDAQ Stock Market
XRXDW	Xerox Holdings Corp WT EXP 021128	Warrant	NASDAQ Stock Market
XSD	SPDR Series Trust State Street SPDR S&P Semiconductor ETF	ExchangeTradedFund	NYSE Arca
XSEM	Corgi U.S. Semiconductors 2x Daily ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
XSEP	FT Vest US Equity Enhance & Moderate Buffer ETF - September ETF	ExchangeTradedFund	CBOE BZX Exchange
XSHD	Invesco S&P SmallCap High Dividend Low Volatility ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
XSHQ	Invesco S&P SmallCap Quality ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
XSLL	Xsolla SPAC 1 CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
XSLLU	Xsolla SPAC 1 UNIT (1 CLA 1/2 WT)	Unit	NASDAQ Stock Market
XSLLW	Xsolla SPAC 1 WT EXP 011231	Warrant	NASDAQ Stock Market
XSLV	Invesco Exchange-Traded Fund Trust II Invesco S&P SmallCap Low Volatility ETF	ExchangeTradedFund	NYSE Arca
XSMO	Invesco Exchange-Traded Fund Trust Invesco S&P SmallCap Momentum ETF	ExchangeTradedFund	NYSE Arca
XSOE	WisdomTree Trust WisdomTree Emerging Markets ex-State-Owned Enterprises Fund	ExchangeTradedFund	NYSE Arca
XSPI	NEOS Boosted S&P 500 High Income ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
XSVM	Invesco Exchange-Traded Fund Trust Invesco S&P SmallCap Value with Momentum ET	ExchangeTradedFund	NYSE Arca
XSVN	BondBloxx ETF Trust BondBloxx Bloomberg Seven Year Target Duration US Treasury E	ExchangeTradedFund	NYSE Arca
XSW	SPDR Series Trust State Street SPDR S&P Software & Services ETF	ExchangeTradedFund	NYSE Arca
XT	iShares Future Exponential Technologies ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
XTAI	Corgi Taiwan 2x Daily ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
XTAP	Innovator U.S. Equity Accelerated Plus ETF - April ETF	ExchangeTradedFund	CBOE BZX Exchange
XTEN	BondBloxx ETF Trust BondBloxx Bloomberg Ten Year Target Duration US Treasury ETF	ExchangeTradedFund	NYSE Arca
XTIA	XTI Aerospace Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
XTJA	Innovator US Equity Accelerated Plus ETF - January ETF	ExchangeTradedFund	CBOE BZX Exchange
XTJL	Innovator US Equity Accelerated Plus ETF - July ETF	ExchangeTradedFund	CBOE BZX Exchange
XTL	SPDR Series Trust State Street SPDR S&P Telecom ETF	ExchangeTradedFund	NYSE Arca
XTLB	XTL Biopharmaceuticals Ltd ADR	AdrCommon	NASDAQ Stock Market
XTN	SPDR Series Trust State Street SPDR S&P Transportation ETF	ExchangeTradedFund	NYSE Arca
XTNT	Xtant Medical Holdings Inc. Common Stock par value $0.000001 per share	CommonStock	NYSE American
XTOC	Innovator U.S. Equity Accelerated Plus ETF - October ETF	ExchangeTradedFund	CBOE BZX Exchange
XTR	Global X Funds Global X S&P 500 Tail Risk ETF	ExchangeTradedFund	NYSE Arca
XTRE	BondBloxx ETF Trust BondBloxx Bloomberg Three Year Target Duration US Treasury E	ExchangeTradedFund	NYSE Arca
XTWO	BondBloxx ETF Trust BondBloxx Bloomberg Two Year Target Duration US Treasury ETI	ExchangeTradedFund	NYSE Arca
XTWY	BondBloxx ETF Trust BondBloxx Bloomberg Twenty Year Target Duration US Treasury	ExchangeTradedFund	NYSE Arca
XUDV	Franklin Templeton ETF Trust Franklin U.S. Dividend Booster Index ETF	ExchangeTradedFund	NYSE Arca
XUSP	Innovator Uncapped Accelerated U.S. Equity ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
XV	Simplify Exchange Traded Funds Simplify Target 15 Distribution ETF	ExchangeTradedFund	NYSE Arca
XVO	Corgi U.S. Mid-Cap 2x Daily ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
XVUG	Corgi U.S. Growth 2x Daily ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
XVV	iShares Trust - iShares ESG Select Screened S&P 500 ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
XW	Corgi Ex-U.S. Equities 2x Daily ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
XWEL	XWELL Inc COM USD.01	CommonStock	NASDAQ Stock Market
XXI	Twenty One Capital, Inc. Class A Common Stock	CommonStock	New York Stock Exchange
XXII	22nd Century Group Inc COM	CommonStock	NASDAQ Stock Market
XXRP	Listed Funds Trust Teucrium 2x Long Daily XRP ETF	ExchangeTradedFund	NYSE Arca
XXV	Simplify Exchange Traded Funds Simplify Ancorato Target 25 Distribution ETF	ExchangeTradedFund	NYSE Arca
XXX	CYBER HORNET S&P 500 and XRP 75/25 Strategy ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
XYF	X Financial American Depositary Shares, each representing six Class A Ordinary Share	AdrCommon	New York Stock Exchange
XYL	Xylem Inc. Common Stock	CommonStock	New York Stock Exchange

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
XYLD	Global X Funds Global X S&P 500 Covered Call ETF	ExchangeTradedFund	NYSE Arca
XYLG	Global X Funds Global X S&P 500 Covered Call & Growth ETF	ExchangeTradedFund	NYSE Arca
XYZ	Block, Inc. Class A Common Stock,	CommonStock	New York Stock Exchange
XYZG	Leverage Shares 2X Long XYZ Daily ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
XYZY	Tidal Trust II YieldMax XYZ Option Income Strategy ETF	ExchangeTradedFund	NYSE Arca
XZO	Exzeo Group, Inc. Common Stock	CommonStock	New York Stock Exchange
YAAS	Youxin Technology Ltd CL A ORD USD0.008	CommonStock	NASDAQ Stock Market
YALA	Yalla Group Limited American Depositary Shares, each representing one Class A Ordir	AdrCommon	New York Stock Exchange
YALL	Tidal Trust I God Bless America ETF	ExchangeTradedFund	NYSE Arca
YANG	Direxion Shares ETF Trust Direxion Daily FTSE China Bear 3X ETF	ExchangeTradedFund	NYSE Arca
YB	Yuanbao Inc ADR	AdrCommon	NASDAQ Stock Market
YBIT	Tidal Trust II YieldMax Bitcoin Option Income Strategy ETF	ExchangeTradedFund	NYSE Arca
YBMN	Defiance BMNR Option Income ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
YBST	GraniteShares YieldBOOST Single Stock Universe ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
YBTC	Roundhill Bitcoin Covered Call Strategy ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
YBTY	GraniteShares YieldBOOST TopYielders ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
YCBD	cbdMD, Inc. Common stock	CommonStock	NYSE American
YCL	ProShares Trust II ProShares Ultra Yen	ExchangeTradedVehicle	NYSE Arca
YCLO	Franklin Templeton ETF Trust Franklin BSP CLO ETF	ExchangeTradedFund	NYSE Arca
YCS	ProShares Trust II ProShares UltraShort Yen	ExchangeTradedVehicle	NYSE Arca
YCY	AA Mission Acquisition Corp. II Class A Ordinary Shares	CommonStock	New York Stock Exchange
YCY.U	AA Mission Acquisition Corp. II Unit, Each unit has an offering price of $10.00 and cor	Unit	New York Stock Exchange
YCY.WS	AA Mission Acquisition Corp. II Warrants, each whole warrant entitles to purchase on	Warrant	New York Stock Exchange
YDDL	One and one Green Technologies INC CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
YDEC	FT Vest International Equity Moderate Buffer ETF - December ETF	ExchangeTradedFund	CBOE BZX Exchange
YDES	YD Bio Ltd ORD USD0.0001	CommonStock	NASDAQ Stock Market
YDESW	YD Bio Ltd WT EXP 082830	Warrant	NASDAQ Stock Market
YDKG	Yueda Digital Holding CL A ORD USD4.00	CommonStock	NASDAQ Stock Market
YEAR	AB Active ETFs, Inc. AB Ultra Short Income ETF	ExchangeTradedFund	NYSE Arca
YELP	Yelp Inc. Common Stock	CommonStock	New York Stock Exchange
YETH	Roundhill Ether Covered Call Strategy ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
YETI	YETI Holdings, Inc. Common Stock	CommonStock	New York Stock Exchange
YEXT	Yext, Inc. Common Stock	CommonStock	New York Stock Exchange
YFFI	Spinnaker ETF Series Indexperts Yield Focused Fixed Income ETF	ExchangeTradedFund	NYSE Arca
YFYA	Listed Funds Trust Yields for You Income Strategy A ETF	ExchangeTradedFund	NYSE Arca
YGLD	Simplify Exchange Traded Funds Simplify Gold Strategy PLUS Income ETF	ExchangeTradedFund	NYSE Arca
YHC	LQR House Inc COM	CommonStock	NASDAQ Stock Market
YHGJ	Yunhong Green CTI Ltd COM USD.065	CommonStock	NASDAQ Stock Market
YHNA	YHN Acquisition I Ltd ORD NPV	CommonStock	NASDAQ Stock Market
YHNAR	YHN Acquisition I Limited Right	Right	NASDAQ Stock Market
YHNAU	YHN Acquisition I Ltd UNIT(1 ORD 1RT)	Unit	NASDAQ Stock Market
YI	111 Inc ADS	AdrCommon	NASDAQ Stock Market
YIBO	Planet Image International Ltd CL A ORD NPV	CommonStock	NASDAQ Stock Market
YINN	Direxion Shares ETF Trust Direxion Daily FTSE China Bull 3X ETF	ExchangeTradedFund	NYSE Arca
YJ	Yunji Inc ADR	AdrCommon	NASDAQ Stock Market
YJUN	FT Vest International Equity Moderate Buffer ETF - June ETF	ExchangeTradedFund	CBOE BZX Exchange
YLD	Principal Exchange-Traded Funds Principal Active High Yield ETF	ExchangeTradedFund	NYSE Arca
YLDE	Franklin ClearBridge Enhanced Income ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
YLDW	Ultimus Managers Trust Westwood Enhanced Income Opportunity ETF	ExchangeTradedFund	NYSE Arca
YMAG	Tidal Trust II YieldMax Magnificent 7 Fund of Option Income ETFs	ExchangeTradedFund	NYSE Arca
YMAR	FT Vest International Equity Moderate Buffer ETF - March ETF	ExchangeTradedFund	CBOE BZX Exchange
YMAT	J-Star Holding Co Ltd CL A ORD USD0.5	CommonStock	NASDAQ Stock Market
YMAX	Tidal Trust II YieldMax Universe Fund of Option Income ETFs	ExchangeTradedFund	NYSE Arca
YMM	Full Truck Alliance Co. Ltd. American Depositary Shares (each representing 20 Class A	AdrCommon	New York Stock Exchange
YMT	Yimutian Inc ADR	AdrCommon	NASDAQ Stock Market

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
YNOT	Horizon Digital Frontier ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
YOKE	YOKE Core ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
YOLO	AdvisorShares Trust AdvisorShares Pure Cannabis ETF	ExchangeTradedFund	NYSE Arca
YOOV	Concorde International Group Ltd CL A ORD USD0.00001	CommonStock	NASDAQ Stock Market
YORW	York Water Co (The) COM USD.1	CommonStock	NASDAQ Stock Market
YOU	Clear Secure, Inc. Class A Common Stock	CommonStock	New York Stock Exchange
YOUL	Youlife Group Inc ADS	AdrCommon	NASDAQ Stock Market
YPF	YPF Sociedad Anonima American Depositary Shares (Each representing one Class D sh	AdrCommon	New York Stock Exchange
YQ	17 Education & Technology Group Inc ADR	AdrCommon	NASDAQ Stock Market
YQQQ	YieldMax Short N100 Option Income Strategy ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
YRD	Yiren Digital Ltd. American Depositary shares, each representing two ordinary shares	AdrCommon	New York Stock Exchange
YSEP	FT Vest International Equity Moderate Buffer ETF - September ETF	ExchangeTradedFund	CBOE BZX Exchange
YSG	Yatsen Holding Limited American Depositary Shares, each representing twenty (20) C	AdrCommon	New York Stock Exchange
YSPY	GraniteShares YieldBOOST SPY ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
YSS	York Space Systems Inc. Common Stock	CommonStock	New York Stock Exchange
YSWY	Yesway Inc CL A COM USD0.0001	CommonStock	NASDAQ Stock Market
YSXT	YSX Tech Co Ltd CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
YTRA	Yatra Online Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
YUM	Yum! Brands, Inc. Common Stock	CommonStock	New York Stock Exchange
YUMC	Yum China Holdings, Inc. Common Stock	CommonStock	New York Stock Exchange
YUNG	Corgi Longevity Consumer ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
YXI	ProShares Trust ProShares Short FTSE China 50	ExchangeTradedFund	NYSE Arca
YXT	YXT.COM Group Holding Ltd ADR	AdrCommon	NASDAQ Stock Market
YYAI	AiRWA Inc COM	CommonStock	NASDAQ Stock Market
YYGH	YY Group Holding Ltd CL A COM	CommonStock	NASDAQ Stock Market
YYY	Amplify ETF Trust Amplify CEF High Income ETF	ExchangeTradedFund	NYSE Arca
YYYM	Amplify ETF Trust Amplify Municipal CEF High Income ETF	ExchangeTradedFund	NYSE Arca
Z	Zillow Group Inc CL C CAP USD.0001	CommonStock	NASDAQ Stock Market
ZALT	Innovator U.S. Equity 10 Buffer ETF - Quarterly ETF	ExchangeTradedFund	CBOE BZX Exchange
ZAP	Global X U.S. Electrification ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
ZAPR	Innovator Equity Defined Protection ETF - 1 Yr April ETF	ExchangeTradedFund	CBOE BZX Exchange
ZAUG	Innovator Equity Defined Protection ETF - 1 Yr August ETF	ExchangeTradedFund	CBOE BZX Exchange
ZBAO	Zhibao Technology Inc CL A COM USD0.0001	CommonStock	NASDAQ Stock Market
ZBH	Zimmer Biomet Holdings, Inc. Common Stock	CommonStock	New York Stock Exchange
ZBIO	Zenas BioPharma Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
ZBRA	Zebra Technologies Corp CL A COM USD.01	CommonStock	NASDAQ Stock Market
ZCBA	Global X Funds Global X Zero Coupon Bond 2030 ETF	ExchangeTradedFund	NYSE Arca
ZCBB	Global X Funds Global X Zero Coupon Bond 2031 ETF	ExchangeTradedFund	NYSE Arca
ZCBC	Global X Funds Global X Zero Coupon Bond 2032 ETF	ExchangeTradedFund	NYSE Arca
ZCBE	Global X Funds Global X Zero Coupon Bond 2033 ETF	ExchangeTradedFund	NYSE Arca
ZCBF	Global X Funds Global X Zero Coupon Bond 2034 ETF	ExchangeTradedFund	NYSE Arca
ZCBG	Global X Funds Global X Zero Coupon Bond 2035 ETF	ExchangeTradedFund	NYSE Arca
ZCMD	Zhongchao Inc CL A COM USD0.008	CommonStock	NASDAQ Stock Market
ZD	Ziff Davis Inc COM USD.01	CommonStock	NASDAQ Stock Market
ZDAI	DirectBooking Technology Co Ltd ORD USD0.0008	CommonStock	NASDAQ Stock Market
ZDEK	Innovator Equity Defined Protection ETF - 1 Yr December ETF	ExchangeTradedFund	CBOE BZX Exchange
ZDGE	Zedge Inc. Class B common stock par value $0.01 per share	CommonStock	NYSE American
ZECP	Zacks Earnings Consistent Portfolio ETF ETF	ExchangeTradedFund	CBOE BZX Exchange
ZENA	ZenaTech Inc COM USD0.05	CommonStock	NASDAQ Stock Market
ZEO	Zeo Energy Corp COM CL A USD0.0001	CommonStock	NASDAQ Stock Market
ZEOWW	Zeo Energy Corp WT EXP 031429	Warrant	NASDAQ Stock Market
ZEPP	Zepp Health Corporation American depositary shares, each representing sixteen Class	AdrCommon	New York Stock Exchange
ZETA	Zeta Global Holdings Corp. Class A Common Stock	CommonStock	New York Stock Exchange
ZETX	Tidal Trust II Defiance Daily Target 2x Long ZETA ETF	ExchangeTradedFund	NYSE Arca
ZFEB	Innovator Equity Defined Protection ETF 1 Yr February ETF	ExchangeTradedFund	CBOE BZX Exchange

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
ZG	Zillow Group Inc CL A COM USD0.0001	CommonStock	NASDAQ Stock Market
ZGN	Ermenegildo Zegna N.V. Ordinary Shares	CommonStock	New York Stock Exchange
ZH	Zhihu Inc. American Depositary Shares, each representing three (3) Class A Ordinary S	AdrCommon	New York Stock Exchange
ZHDG	Tidal Trust I ZEGA Buy & Hedge ETF	ExchangeTradedFund	NYSE Arca
ZHOG	F/m Opportunistic Income ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
ZIG	ETF Series Solutions The Acquirers Fund	ExchangeTradedFund	NYSE Arca
ZIM	ZIM Integrated Shipping Services Ltd. Ordinary Shares	CommonStock	New York Stock Exchange
ZINC	Zacks Trust Zacks Income ETF	ExchangeTradedFund	NYSE Arca
ZION	Zions Bancorporation National Association COM NPV	CommonStock	NASDAQ Stock Market
ZIONP	Zions Bancorporation National Association PFD 1/40 INT	PreferredStock	NASDAQ Stock Market
ZIP	ZipRecruiter, Inc. Class A common stock	CommonStock	New York Stock Exchange
ZJAN	Innovator Equity Defined Protection ETF - 1 Yr January ETF	ExchangeTradedFund	CBOE BZX Exchange
ZJK	ZJK Industrial Co Ltd CL A ORD USD0.000016	CommonStock	NASDAQ Stock Market
ZJUL	Innovator Equity Defined Protection ETF - 1 Yr July ETF	ExchangeTradedFund	CBOE BZX Exchange
ZJUN	Innovator Equity Defined Protection ETF - 1 Yr June ETF	ExchangeTradedFund	CBOE BZX Exchange
ZJYL	Jin Medical International Ltd CL A ORD USD0.001	CommonStock	NASDAQ Stock Market
ZKH	ZKH Group Limited American Depositary Shares, each representing thirty-five (35) Cla	AdrCommon	New York Stock Exchange
ZKIN	ZK International Group Co Ltd ORD	CommonStock	NASDAQ Stock Market
ZKP	Lafayette Digital Acquisition Corp I CL A ORD USD0.0001	CommonStock	NASDAQ Stock Market
ZKPU	Lafayette Digital Acquisition Corp I UNIT (1CLA 1/4 WT)	Unit	NASDAQ Stock Market
ZKPW	Lafayette Digital Acquisition Corp I WT EXP 121630	Warrant	NASDAQ Stock Market
ZLAB	Zai Lab Limited ADS	AdrCommon	NASDAQ Stock Market
ZM	Zoom Communications Inc COM CL A	CommonStock	NASDAQ Stock Market
ZMAR	Innovator Equity Defined Protection ETF - 1 Yr March ETF	ExchangeTradedFund	CBOE BZX Exchange
ZMAY	Innovator Equity Defined Protection ETF - 1 Yr May ETF	ExchangeTradedFund	CBOE BZX Exchange
ZMUN	F/m Ultrashort Tax-Free Municipal ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
ZNB	Zeta Network Group CL A ORD USD0.25	CommonStock	NASDAQ Stock Market
ZNOV	Innovator Equity Defined Protection ETF - 1 Yr November ETF	ExchangeTradedFund	CBOE BZX Exchange
ZNTL	Zentalis Pharmaceuticals Inc COM	CommonStock	NASDAQ Stock Market
ZOCT	Innovator Equity Defined Protection ETF - 1 Yr October ETF	ExchangeTradedFund	CBOE BZX Exchange
ZONE	CleanCore Solutions Inc. Class B Common Stock	CommonStock	NYSE American
ZOOZ	ZOOZ Strategy Ltd ORD	CommonStock	NASDAQ Stock Market
ZOOZW	ZOOZ Strategy Ltd WT EXP 040229	Warrant	NASDAQ Stock Market
ZROZ	PIMCO ETF Trust PIMCO 25+ Year Zero Coupon U.S. Treasury Index Exchange-Traded	ExchangeTradedFund	NYSE Arca
ZS	Zscaler Inc COM	CommonStock	NASDAQ Stock Market
ZSB	USCF ETF Trust USCF Sustainable Battery Metals Strategy Fund	ExchangeTradedFund	NYSE Arca
ZSC	USCF ETF Trust USCF Sustainable Commodity Strategy Fund	ExchangeTradedFund	NYSE Arca
ZSEP	Innovator Equity Defined Protection ETF - 1 Yr September ETF	ExchangeTradedFund	CBOE BZX Exchange
ZSL	ProShares Trust II ProShares UltraShort Silver	ExchangeTradedVehicle	NYSE Arca
ZSQR	Z Squared Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
ZSTK	ZeroStack Corp COM	CommonStock	NASDAQ Stock Market
ZTAX	X-Square Series Trust X-Square Municipal Income ETF	ExchangeTradedFund	NYSE Arca
ZTEK	Zentek Ltd COM NPV	CommonStock	NASDAQ Stock Market
ZTEN	F/m 10-Year Investment Grade Corporate Bond ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
ZTG	Zenta Group Co Ltd CL A ORD USD0.001	CommonStock	NASDAQ Stock Market
ZTO	ZTO Express (Cayman) Inc. American depositary shares, each representing one Class A	AdrCommon	New York Stock Exchange
ZTOP	F/m High Yield 100 ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
ZTR	Virtus Total Return Fund Inc. Common Stock	Fund	New York Stock Exchange
ZTRE	F/m 3-Year Investment Grade Corporate Bond ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
ZTS	Zoetis Inc. Class A common stock	CommonStock	New York Stock Exchange
ZTWO	F/m 2-Year Investment Grade Corporate Bond ETF ETF	ExchangeTradedFund	NASDAQ Stock Market
ZUMZ	Zumiez Inc COM NPV	CommonStock	NASDAQ Stock Market
ZURA	Zura Bio Limited ORD CL A	CommonStock	NASDAQ Stock Market
ZVIA	Zevia PBC Class A Common Stock	CommonStock	New York Stock Exchange
ZVOL	Volatility Premium Plus ETF ETF	ExchangeTradedFund	CBOE BZX Exchange

Pearl Equities Securities List as of 6/4/2026			
Symbol	Security Name	Security Class	Listed Exchange
ZVRA	Zevra Therapeutics Inc COM USD0.0001	CommonStock	NASDAQ Stock Market
ZWS	Zurn Elkay Water Solutions Corporation Common Stock	CommonStock	New York Stock Exchange
ZYBT	Zhengye Biotechnology Holding Ltd CL A ORD USD0.000025	CommonStock	NASDAQ Stock Market
ZYME	Zymeworks Inc COM	CommonStock	NASDAQ Stock Market